Form 20-F
period 2017-12-31
PPDAI Group Inc.
filed 2018-04-27
CIK 1691445

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 001-38269

PPDAI Group Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive offices)

Simon Tak Leung Ho, Chief Financial Officer

Phone: +86 21 8030 3200

Email: simon@ppdai.com

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai

The People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
American depositary shares (one American depositary share representing five Class A ordinary shares, par value US$0.00001 per share)	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*	New York Stock Exchange
*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

(Title of Class)

As of December 31, 2017, there were 1,503,071,169 ordinary shares outstanding, consisting of 842,071,169 Class A ordinary shares and 661,000,000 outstanding Class B ordinary shares, both with a par value of US$0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.  ☒

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes  ☐    No  ☐

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

•	“ADSs” refers to our American depositary shares, each of which represents five Class A ordinary shares;
•

“average rate of transaction fees” for a given period is computed by dividing the total amount of transaction fees charged by us during the period by the total volume of loans originated on our platform during the same period;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•

“delinquency rate” refers to the balance of the outstanding principal for loans that were 15 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149 and 150 to 179 calendar days past due as of a date as a percentage of the total outstanding balance of principal for the loans on our platform as of such date. Loans that are delinquent for 180 days or more are typically charged-off and are not included in the delinquency rate calculation;

•

“investment transactions” for a given period refers to the total number of investments executed by investors on our platform whether using self-discretionary investing tool or automated investing tools or deployed through our investment programs during such period. An investor’s investment in a loan is counted as one investment transaction;

•	number of “unique borrowers” at a certain point in time refers to the cumulative number of borrowers whose loans on our platform had been funded before such point in time;
•	number of “unique borrowers” in a given period refers to the total number of borrowers whose loans on our platform were funded during such period;
•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.00001 per share;
•	“RMB” and “Renminbi” refer to the legal currency of China;
•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;
•

“vintage delinquency rate” refers to (i) the total amount of principal for all the loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and then divided by (iii) the total amount of initial principal for all loans in such vintage. For purpose of this annual report, loans facilitated during a specified time period are referred to as a vintage. Loans that are delinquent for 180 days or more are included in the calculation of vintage delinquency rate; and

•	“We,” “us,” “our company,” “our” and “Paipaidai” refer to PPDAI Group Inc., its subsidiaries, variable interest entities and their respective subsidiaries, if any.

Our reporting currency is the Renminbi. This annual report on Form 20-F also contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at RMB6.5063 to US$1.00, the noon buying rate on December 29, 2017 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that the Renminbi or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. The PRC government restricts or prohibits the conversion of Renminbi into foreign currency and foreign currency into Renminbi for certain types of transactions. On April 20, 2018, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.2945 to US$1.00.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that reflect our current expectations and views of future events.  Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission and strategies;
•	our future business development, financial condition and results of operations;
•	the expected growth of the online consumer finance marketplace market in China;
•	our expectations regarding demand for and market acceptance of our products and services;
•	our expectations regarding our relationships with investors and borrowers;
•	competition in our industry;
•	general economic and business condition in China and elsewhere; and
•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. In addition, the rapidly changing nature of the online consumer finance marketplace industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION
A.	Selected Financial Data

The following selected consolidated statements of comprehensive income/(loss) data and selected consolidated cash flows data for the years ended December 31, 2015, 2016 and 2017, and selected consolidated balance sheets data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. Our selected consolidated balance sheets data as of December 31, 2015 has been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data:
Operating revenues:
Loan facilitation service fees	164,279	911,448	2,843,287	437,005
Post-facilitation service fees	8,011	126,823	668,819	102,796
Other revenue	25,062	170,403	491,400	75,527
Expected discretionary payment to investors protected by investor reserve funds	—	—	(107,660)	(16,547)
Total operating revenues	197,352	1,208,674	3,895,846	598,781
Net interest income and loan provision gains/(losses):
Net interest income	4,249	41,789	31,377	4,822
Loan provision losses	(5,912)	(34,705)	(46,586)	(7,160)
Total net interest income and loan provision gains/(losses)	(1,663)	7,084	(15,209)	(2,338)
Net revenues	195,689	1,215,758	3,880,637	596,443
Operating expenses:
Origination and servicing expenses	(99,383)	(388,149)	(974,522)	(149,781)
Sales and marketing expenses	(125,439)	(352,952)	(788,291)	(121,158)
General and administrative expenses	(115,942)	(237,808)	(588,664)	(90,476)
Total operating expenses	(340,764)	(978,909)	(2,351,477)	(361,415)
Other income/(loss)(1)	77,299	312,908	(171,542)	(26,366)
Profit/(Loss) before income tax expenses	(67,776)	549,757	1,357,618	208,662
Income tax expense	(4,364)	(48,267)	(274,711)	(42,222)
Net profit/(loss)	(72,140)	501,490	1,082,907	166,440
Accretion on Series A, B and C convertible redeemable preferred shares to redemption value	(108,792)	(562,022)	(3,073,471)	(472,384)
Net loss attributable to ordinary shareholders	(180,932)	(60,532)	(1,990,488)	(305,932)
Weighted average number of ordinary shares used in computing net loss per share(2)
Basic and diluted	665,000,000	665,000,000	779,804,270	779,804,270
Net loss per share attributable to ordinary shareholders
Basic and diluted	(0.2721)	(0.091)	(2.5525)	(0.3923)
Loss per ADS(3)
Basic and diluted	(1.3605)	(0.4550)	(12.7627)	(1.9616)

(1)	The following table sets forth the breakdown of our other income:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Other income/(loss)
Gain from quality assurance fund	42,358	99,961	5,885	904
Realized gain from financial guarantee derivatives	19,549	31,999	169,103	25,991
Fair value change of financial guarantee derivatives	15,757	146,653	(383,061)	(58,875)
Gain from disposal of a subsidiary	—	20,611	—	—
Other income/(expenses), net	(365)	13,684	36,531	5,614
Total other income/(loss)	77,299	312,908	(171,542)	(26,366)

(2)

On October 20, 2017, we effected a 100-for-1 share split, such that our authorized share capital of US$50,000 was divided into 5,000,000,000 shares with a par value of US$0.00001 each. For the purpose of calculating net loss per share, such share split has been retroactively reflected for all periods presented herein.

(3)

Each ADS represents five Class A ordinary shares. On October 20, 2017, we effected a 100-for-1 share split, such that our authorized share capital of US$50,000 was divided into 5,000,000,000 shares with a par value of US$0.00001 each. For the purpose of calculating loss per ADS, such share split has been retroactively reflected for all periods presented herein.

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	92,495	404,678	1,891,131	290,661
Restricted cash(1)	269,761	802,887	2,392,573	367,732
Short-term investments	34,468	260,000	1,958,910	301,079
Quality assurance fund receivable	115,484	286,812	1,152,769	177,177
Financial guarantee derivative assets	20,638	167,291	—	—
Total assets	736,920	2,147,291	8,603,663	1,322,360
Payable to platform customers	176,165	421,659	1,113,966	171,213
Quality assurance fund payable	125,651	473,704	2,062,844	317,053
Deferred revenue	13,680	162,896	265,094	40,744
Provision for payment to investors protected by investor reserve funds	—	—	107,660	16,547
Financial guarantee derivative liabilities	—	—	215,770	33,163
Total liabilities	468,543	1,375,069	4,921,475	756,416
Total mezzanine equity	585,770	1,210,645	—	—
Total shareholders’ equity/(deficit)	(317,393)	(438,423)	3,682,188	565,944

(1)	The following table sets forth the breakdown of restricted cash:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance fund	52,863	329,549	1,058,617	162,706
Investor reserve funds	19,680	51,679	175,215	26,930
Cash received from investors or borrowers	176,165	421,659	1,113,966	171,213
Cash held as a collateral for short-term bank loans	21,053	—	—	—
Cash received via consolidated trust that has not yet been distributed	—	—	44,775	6,883
Total restricted cash	269,761	802,887	2,392,573	367,732

The following table presents our selected consolidated cash flow data for the years ended December 31, 2015, 2016 and 2017.

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash (used in)/provided by operating activities	(191,887)	534,048	1,864,540	286,573
Net cash used in investing activities	(132,242)	(663,059)	(2,495,575)	(383,564)
Net cash provided by/(used in) financing activities	338,045	438,701	2,132,933	327,826
Net increase in cash and cash equivalents	15,205	312,183	1,486,453	228,463
Cash and cash equivalent at beginning of year	77,290	92,495	404,678	62,198
Cash and cash equivalent at end of year	92,495	404,678	1,891,131	290,661

Exchange Rate Information

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB6.5063 to US$1.00, the noon buying rate on December 29, 2017 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the rate was RMB6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.5063	6.6210
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20)	6.2945	6.2859	6.3045	6.2655

Source: Federal Reserve Statistical Release

(1)

Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We operate in China’s online consumer finance marketplace market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

China’s online consumer finance industry is new and may not develop as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. China’s online consumer finance industry in general remains at a rather preliminary development stage and may not develop at the anticipated growth rate. It is possible that the PRC laws and regulations may change in ways that do not favor our development. If that happens, there may not be adequate loans facilitated on our platform and our current business model may be negatively affected. As a new industry, there are very few established players whose business models we can follow or build upon. Potential borrowers and investors may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining borrowers and investors is critical to increasing the volume of loans facilitated through our marketplace. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving industry. These risks and challenges include our ability to, among other things:

•	navigate an evolving regulatory environment;
•	expand the base of borrowers and investors served on our marketplace;
•	maintain our credit standards;
•	enhance our risk management capabilities;
•	improve our operational efficiency;
•	continue to scale our technology infrastructure to support the growth of our platform and higher transaction volume;
•	broaden our loan product offerings;
•	operate without being adversely affected by the negative publicity about the industry in general and our company in particular;
•	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;
•	cultivate a vibrant consumer finance ecosystem;
•	attract, retain and motivate talented employees; and
•	defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

If the market for our marketplace does not develop as we expect, if we fail to educate potential borrowers and investors about the value of our platform and services, or if we fail to address the needs of our target customers, our reputation, business and results of operations will be materially and adversely affected.

The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.

Due to the relatively short history of the online consumer finance industry in China, the PRC government has yet to establish a comprehensive regulatory framework governing our industry. Before any industry-specific regulations were introduced in mid-2015, the PRC government relied on general and basic laws and regulations for governing the online consumer finance industry, including the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.”

In July 2015, the People’s Bank of China, or the PBOC, together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online consumer finance industry titled the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines. The Guidelines formally introduced for the first time the regulatory framework and basic principles for administering online lending information services in China. Based on the core principles of the Guidelines, in August 2016, the China Banking Regulatory Commission, or the CBRC, together with three other PRC regulatory agencies jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. The Interim Measures, among other things, introduced a record-filing and licensing regime for the online lending information intermediaries and provided the general obligations and certain prohibited activities of the online lending information intermediaries. In February 2017 and August 2017, the CBRC issued the Guidelines on Online Lending Funds Custodian Business, or the Custodian Guidelines, and the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, respectively. The Custodian Guidelines further clarified the requirement of setting up custody accounts with commercial banks for the funds of investors and borrowers held by online consumer finance platforms, while the Disclosure Guidelines further specified the disclosure requirements for online lending information service providers. Both of the Custodian Guidelines and the Disclosure Guidelines provided a rectification period for online consumer finance platforms to comply with such requirement. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on Online Lending Information Services.”

Pursuant to the Interim Measures, local financial regulatory authorities may conduct onsite inspections or inquiries from time to time and instruct us to rectify our business operations that are deemed not to be in compliance with the Guidelines or the Interim Measures. For instance, following the onsite inspection in December 2016 of Shanghai PPDai Financial Information Service Co., Ltd., or Shanghai PPDai, one of our consolidated subsidiaries, in June 2017, the financial service office of Shanghai Pudong District and two other local regulatory authorities (collectively, the “Shanghai financial regulatory authorities”) required Shanghai PPDai to rectify certain of its practices, including with respect to investor reserve funds, and in August 2017, further required Shanghai PPDai to provide certain undertakings with respect to its “business scale.” In response to the authorities’ requests, Shanghai PPDai has undertaken, among others:

(i)

to ensure that its “business scale” (which we understand, based on our communication with the authorities, refers to the outstanding balance of loans invested by individual investors facilitated by our Shanghai operations) does not exceed the total outstanding balance of loans invested through our platform as of June 30, 2017 (which amounted to RMB20.6 billion (US$3.0 billion)) until March 31, 2018 or as otherwise specified by relevant regulatory authorities in the future, which we believe to be the completion of registration with Shanghai financial regulatory authorities. As of March 31, 2018, the total outstanding balance of loans invested by individual investors facilitated by our Shanghai operations was close to, but did not exceed, the upper limit imposed by the authorities. If we are not able to adequately mitigate the adverse effects caused by this outstanding loan balance requirement, our business and financial results within the prescribed period may be materially and adversely affected; and

(ii)

to change the Chinese name of our investor reserve funds by January 2018, in order to avoid giving the false impression that we were providing guarantees to investors of the investment programs protected by investor reserve funds. On January 1, 2018, we discontinued our investor reserve funds. Investors investing in our investment programs are no longer required to set aside a certain percentage of their investment amount into the investor reserve funds. The remaining balance of the investor reserve funds collected before January 1, 2018 will be used to protect investors who invested in the corresponding investment programs covered by the fund.

However, we cannot assure you that these rectifications will satisfy the Shanghai financial regulatory authorities’ requirements fully. If Shanghai PPDai is required to make further rectifications, our business and financial conditions would be materially and adversely affected.

In addition, the Interim Measures introduced a record-filing and licensing regime, which requires online lending information intermediaries to register with the local financial regulatory authority, update their industrial and commercial registration with the local commercial registration authority to include “online lending information intermediary” in their business scopes, and obtain telecommunication business license from the relevant telecommunication regulatory authority. The Interim Measures authorized local financial regulatory authorities to make detailed implementation rules regarding the filing procedures. However, as of the date of this annual report, the local financial regulatory authorities are still in the process of making detailed implementation rules regarding the filing procedures and to our knowledge, none of the online lending information intermediaries in Shanghai including us have been permitted to submit such filing application. On December 8, 2017, the National Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries, or the Circular 57, providing further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things:

•

Requirements relating to risk reserve funds.  The online lending information intermediaries shall discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds. In addition, the existing balance of risk reserve funds shall be gradually reduced.

•

Requirements to qualify for record-filing.  The Circular 57 sets forth certain requirements that online lending intermediaries have to comply with before they can be qualified for the record-filing, including: (i) online lending intermediaries shall not engage in the “thirteen prohibited actions” or violate the lending amount limit for a single investor set out in the Interim Measures after August 24, 2016, the date on which the Interim Measures were promulgated, and record-filing shall not be made before relevant businesses that are not in compliance with relevant regulations are  gradually eliminated; (ii) online lending intermediaries that engage in businesses of down payment loan in purchasing real estate properties, student loan or “cash loan” are required to suspend the new loan origination, gradually eliminate the outstanding balance of the abovementioned loans, and set timelines for completing the rectification in accordance with requirements of the CBRC Circular 26 and the Circular 141; and (iii) online lending intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Online Lending Rectification Office to hold customer funds. For the online lending intermediaries that are unable to accomplish the rectification and record-filing but are continuing to participate in the online lending business, they shall be subject to administrative sanctions imposed by relevant authorities , including but not limited to revoking their telecommunicating business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending intermediaries.

•

Requirements relating to the timing of record-filing.  The local governmental authorities shall conduct and complete acceptance inspection of the rectification with the following timetable: (i) completion of record-filing for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and timely reduction of those balance is difficult, the relevant business and outstanding balance shall be disposed and/or carved out, and record-filing shall be completed by the end of May 2018; (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties exist to complete rectification, the “relevant work” shall be completed by the end of June 2018.

We are currently making rectifications pursuant to the latest regulations promulgated by the PRC authorities. However, we cannot assure you that we will be able to complete the rectifications and submit such filing application in a timely manner and once submitted, whether our application will be accepted by the local financial regulatory authorities. For example, if Shanghai PPDai is required to make further rectifications by the Shanghai financial regulatory authorities and fails to satisfy the authorities’ requirements fully, its application for registering as an online lending information intermediary with the local financial regulatory authority may be delayed or even denied. In addition, the authorities may limit the number of online lending information intermediaries’ registrations they accept or otherwise take actions that do not allow all qualified applicants to complete the registration. Failure to register as an online lending information intermediary, if deemed as violation of the Interim Measures or any other relevant regulations or rules, may result in, among others, regulatory warning, correction order, condemnation, fines or criminal liability to us, or may cause us not be able to conduct our current business in the future. If such situations occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

The laws, regulations, rules and governmental policies are expected to continue to evolve in our industry. The growth in popularity of online consumer finance in China increases the likelihood for the government authorities to further regulate our industry. We are unable to predict with certainty the impact, if any, that future legislation, judicial interpretations or regulations relating to the online consumer finance industry will have on our business, financial condition and results of operations. To the extent that we are not able to fully comply with any new laws or regulations when they are promulgated, our business, financial condition and results of operations may be materially and adversely affected.

If our practice is deemed to violate any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.

According to the Guidelines and the Interim Measures, intermediaries that provide online lending information services shall not engage in certain activities, including (i) fund raising for the intermediaries themselves, (ii) holding investors’ fund or setting up capital pools with investors’ fund, (iii) providing security or guarantee to investors as to the principals and returns of the investment, (iv) issuing or selling any wealth management products, (v) mismatch between investor’s expected timing of exit and the maturity date, (vi) securitization, (vii) promoting its financing products on physical premises other than through the permitted electronic channels, such as telephones, mobile phones and internet, (viii) providing loans with its own capital, except as otherwise permitted by laws and regulations; and (ix) equity crowd-funding. In addition, the Interim Measures stipulate the maximum amount that a borrower may borrow through online consumer finance platforms. The Interim Measures also require the intermediaries that provide online lending information services to strengthen their risk management, enhance screening and verifying efforts on the borrowers’ and investors’ information, and to set up custody accounts with qualified banks to hold customer funds, and to disclose the basic information to the investors and borrowers.

Furthermore, the Circular 57 requires online lending information intermediaries to discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds and the existing balance of risk reserve funds shall be gradually reduced. In addition to the Circular 57, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, in December 2017, outlining general requirements on the “cash loan” business conducted by, among others, online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, unsecured, and no qualification requirement on customers, among others. The Circular 141 also sets forth several general requirements with respect to “cash loan” business, including but without limitation: (i) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (ii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period; (iii) loans to any borrower without income sources are prohibited; (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model; (v) online lending information intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds; (vi) online lending information intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance; and (vii) in the case where a financial institution participates in the “cash loan” business, any third parties are not allowed to charge borrowers any interests or fees. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.”

In the operation of our consumer finance platform, borrowers on our platform are required to specify their uses of loan proceeds. To ensure a full compliance with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we have implemented various policies and procedures to conduct our business and operations. For instance,

•

we have entered into a custody account arrangement with China Merchants Bank, whereby funds of borrowers, individual investors and certain institutional investors were deposited into and settled by custody accounts under its management;

•

we used to provide cash deposit to certain institutional investors with our own funds at an amount equal to a certain percentage of their total investment, and, in some cases, were required to replenish such deposit from time to time, in order to compensate such investors’ potential loss due to potential loan delinquency or underperformance. Although no payment was made out of such deposit, such practice could be regarded as a form of credit enhancement or guarantee provided by our platform to the investors, which is prohibited under the Guidelines and the Interim Measures. We have changed the cooperation model with these institutional investors and have ceased such practice before the completion of our initial public offering;

•

we used to offer investment programs with flexible investing periods on our platform. As our facilitation of creditor’s rights transfer on behalf of the investors of these investment programs might be deemed by the PRC regulatory authorities as self-finance, which is prohibited by the Interim Measures, we ceased to offer new investment programs with flexible investing periods on our platform in July 2017, and have discontinued investment programs with flexible investing periods completely in October 2017;

•

the PRC Contract Law prohibits the deduction of interest from a loan principal in advance and Circular 141 also specifies that online lending information intermediaries are prohibited from deducting interest, handling fee, management fee or deposit from the loan extended to borrowers in advance. We previously charged transaction fees and quality assurance fund contributions upfront but ceased this practice in early December 2017. Instead, all interests paid to investors and fees from borrowers have been collected by instalments since then along with borrowers’ loan repayment. After we completely phase out the upfront transaction fee collection model, the principal amount of each successfully matched loan will be released to the borrower in full;

•

in response to the new requirements set forth in the Circular 57, we stopped setting aside additional funds as our investor reserve funds on January 1, 2018. The remaining balance of the investor reserve funds collected before January 1, 2018 will be used to protect investors who invested in the corresponding investment programs covered by the fund;

•

to further comply with evolving online lending regulatory requirements, we launched a new quality assurance program in partnership with China United SME Guarantee Corporation, or Sino Guarantee, a Chinese financial services company that provides credit-enhancement services for financial products and risk-sharing services to small and medium enterprises, on February 9, 2018. The quality assurance fund for eligible loans facilitated before February 9, 2018 will continue to be managed by us to protect investors who have invested in the loans covered by the quality assurance fund;

•

to fully comply with the aggregated borrowing cost cap requirement specified by the Circular 141, we have made certain adjustments to some of our loan products to meet this cap requirement. We ceased to offer new handy cash loan products upon the promulgation of Circular 141 and adjusted the fee rate of standard loan products.  We believe after making the adjustments on December 14, 2017, the annualized aggregated borrowing cost of all of the products on our platform have been fully complied with this aggregated borrowing cost cap requirement of 36%;

•

in the past, our investment programs allocated committed funds from multiple investors among multiple approved borrowers, which went beyond the simple one-to-one matching between investors and borrowers and could be viewed as creating mismatch between an investor’s expected timing of exit and the maturity date, selling wealth management products, holding investors’ funds or forming a capital pool inadvertently. The PRC regulatory authorities have yet to clarify what activity is considered to form capital pools prohibited by the Interim Measures. Given (a) the customer funds are deposited in the custody accounts we opened at China Merchants Bank pursuant to the Custodian Guidelines to ensure the separation of funds of our users from funds of ours; and (b) the investors of our investment programs are able to trace their investment to each of the underlying loans of such investment programs, we believe our investment programs were not a form of capital pool prohibited by the Interim Measures. However, to further embrace the government regulations, we upgraded the investment programs, strictly ensuring the one-to-one matching between investors and borrowers and eliminating the possibility of mismatch and capital pool;

•

for the loan portfolios funded by financial institutions, such as trusts, we discontinued to charge any fees to the borrowers directly. Instead, the financial institutions charged the borrowers, and paid certain fees to us;

•	we require the borrowers to select their loan applications one of the specified permissible uses of loan proceeds, such as consumer finance, travelling, medical expenses, house improvements; and
•

the Interim Measures prohibits the online lending platform from promoting its financing products on physical premises other than through the permitted electronic channels. In the past, we built a network connecting our company with over 10,000 consumer electronics retail stores in over 50 cities covering a variety of electronic products, such as mobile phones and computers. Although we believe such promotion do not violate the Interim Measures, we cannot assure you the PRC regulatory authorities would hold the same view as ours. In December 2017, we closed down the network to cease the offering of consumption finance loan products.

However, due to lack of detailed implementation rules on certain key requirements of the Interim Measures and different interpretation of the Interim Measures by the local authorities, we cannot be certain that our existing practices would not be deemed to violate any laws, rules and regulations that are applicable to our business. For instance,

•

the past practice of our entitlement to the surplus of the quality assurance fund and investor reserve funds might be regarded by the PRC regulatory authorities as self-financing through our platform in a direct or a disguised form;

•

due to underdevelopment of an industry-wide information sharing arrangement, we cannot assure you that the aggregate amount borrowed by any borrower through our platform and other online consumer finance platforms does not exceed the borrowing limit set out by the Interim Measures; and

•

we have cooperated with the institutional investors, whose compliance with PRC laws and regulations may affect our business. Our collaboration with institutional investors has exposed us to and may continue to expose us to additional regulatory uncertainties faced by such institutional investors.

Due to the lack of interpretation and implementation rules and the fact that the laws and regulations are rapidly evolving, even if we have implemented above measures, we cannot assure you that we will be in full compliance with existing and future laws and regulations, nor can we assure you that we would not be required by regulatory authorities to make further rectifications to our business in the future. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. If our practice is deemed to violate any laws, regulations and rules, we may face, among others, regulatory warning, correction order, condemnation, fines and criminal liability. If such situations occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

If we are unable to retain existing borrowers or investors or attract new borrowers or investors, or if we are unable to maintain or increase the volume of loans facilitated through our marketplace, our business and results of operations will be adversely affected.

The volume of loans facilitated through our marketplace has grown rapidly over the past few years. The total origination amount of loans facilitated through our marketplace increased from RMB5.1 billion in 2015 to RMB19.9 billion in 2016, and further to RMB65.6 billion (US$10.1 billion) in 2017. To maintain the high growth momentum of our marketplace, we must continuously increase the volume of loans by retaining current participants and attracting more users whose financing or investment needs can be met on our platform. If there are insufficient qualified loan requests, investors may not be able to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient investor commitments, borrowers may not be able to obtain capital through our marketplace and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient investor commitments or if borrowers and investors do not continue to participate in our marketplace at the current rates due to any change we may be required to make to the way we conduct our business to ensure compliance with existing or new PRC laws and regulations or due to other business or regulatory reasons, we might not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

If our existing and new loan products and investing tools do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our existing loan products and investing tools and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new loan products and investing tools that incorporate additional features, improve functionality or otherwise make our platform more desirable to borrowers and investors. New loan products and investing tools must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing and new loan products and investing tools could fail to attain sufficient market acceptance for many reasons, including:

•	borrowers may not find terms of our loan products, such as costs and credit limit, competitive or appealing;
•	our failure to predict market demand accurately and provide loan products that meet this demand in a timely fashion;
•	borrowers and investors using our platform may not like, find useful or agree with, any changes;
•	defects, errors or failures on our platform;
•	negative publicity about our loan products or our platform’s performance or effectiveness;

•	views taken by regulatory authorities that the new products, investing tools or platform changes do not comply with PRC laws, regulations or rules applicable to us; and
•	the introduction or anticipated introduction of competing products by our competitors.

If our existing and new loan products and investing tools do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

If we fail to secure adequate funding from investors to maintain sufficient liquidity for our investment programs, our reputation, results of operations and financial condition may be materially and adversely affected.

We currently offer our investors a variety of investment programs with different lock-up periods and estimated returns. By participating the investment programs, investors invest in loan portfolios with different sizes, terms and interest rates. After the lock-up period of an investment program ends, investors invested in that investment program may cash out before maturity and the loans underlying that investment program held by the investors may be transferred to other investors. The smooth operations of our investment programs require sufficient liquidity consistently. If we fail to secure adequate funding to support the required liquidity, investors who subscribe for our investment programs may rush for exit and cause a run on our investment programs. Although we have developed sophisticated algorithm and system to match the invest-in and cash-out requests among the investors to provide liquidity, we cannot guarantee that we will be able to maintain the liquidity at a sufficient level that every cash-out request from our investors who subscribe for our investment programs can be met.

If we fail to maintain the necessary liquidity due to any technical issues, declines in investors or other reasons, investors may find our investment programs and platform less attractive and may reduce their investment in our products or the use of our platform. If any of the foregoing were to occur, our reputation, results of operations and financial condition may be materially and adversely affected.

Interest rates of certain of our loan products exceed the statutory interest rate limit and therefore part of the interests is not enforceable through the PRC judicial system.

According to the relevant PRC laws and regulations, in the context of lending activities between individuals, entities or other organizations that are not licensed financial institutions, if the interest rate of a loan exceeds 36% per annum, the exceeding part of the interest rate is invalid and void; if the interest rate of a loan exceeds 24% per annum but is no more than 36% per annum, the exceeding part will be treated as natural obligation—valid but not enforceable in the PRC judicial system, while the enforceability of the 24% per annum part will not be affected. In addition, on August 4, 2017, the Supreme People’s Court promulgated the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, which provides, among others, that (i) the claim of a borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high shall be supported by the PRC courts; and (ii) in the context of online finance disputes, if the online lending information intermediary platforms and the lender circumvent the upper limit of the judicially protected interest rate by charging intermediary fee, it shall be ruled as invalid. In December 2017, the Circular 141 promulgated by relevant PRC government authorities further clarifies that in the context of “cash loan” business operated by, among others, online lending information intermediaries, the aggregated borrowing costs (as opposed to interest rate) of borrowers charged by “cash loan” business operators in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court, i.e. the aforesaid 24% per annum limit and the 36% per annum limit. In January 2018, Shanghai Financial Service Office and Shanghai branch of the CBRC jointly issued the Review of Regularity Compliance and Rectification Acceptance Guidance on the Internet Lending Information Intermediaries in Shanghai, or the Shanghai Guidance, which also provides that the aggregate borrowing cost in the forms of interests and various fees cannot exceed the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations Relating to Online Consumer Finance Services—Regulations on Online Lending Information Services” for more details.

Historically, we had some loan products with aggregated borrowing costs that exceeded the 36% per annum limit. These products were mainly our (i) handy cash loan products, and (ii) a small number of standard loan products. We ceased to offer new handy cash loan products upon the promulgation of Circular 141 and adjusted the fee rate of the standard loan products. Since making the adjustments on December 14, 2017, the annualized aggregated borrowing cost of all of the products newly listed on our platform have been in full compliance with this aggregated borrowing cost cap requirement.

We also have certain loans facilitated by our platform with interest rate over 24% per annum. For the years ended December 31, 2015, 2016 and 2017, loans with interest rate over 24% totaled RMB174.2 million, RMB2.4 billion and RMB5.1 billion (US$0.8 billion), respectively, representing 3.4%, 12.1% and 7.7% of the total loan origination volume in the respective periods. These loans have a term ranging from seven days to 24 months. As of December 31, 2017, of the total outstanding balance of loans with interest rate over 24% per annum, 4.2% was 15 to 89 calendar days past due and 4.0% was 90 to 179 calendar days past due. We may continue to facilitate loans at or above the interest rate of 24% but the aggregate borrowing cost will be no more than 36% per annum. In the event that any of such loans become delinquent, we will not be able to collect the part of interests that exceed 24% per annum through PRC judicial enforcement. As a result, the investors may suffer losses, which would damage our reputation and harm our business. Were these to happen, our reputation, results of operations and financial condition would be adversely affected.

We operate in a market where the credit infrastructure is still at an early stage of development.

China’s credit infrastructure is still at an early stage of development. The Credit Reference Center established by the People’s Bank of China in 2002 has been the only credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosure and bankruptcy. Moreover, this credit database is only accessible to banks and a limited number of market players authorized by the Credit Reference Center and does not support sophisticated credit scoring and assessment. In 2015, the People’s Bank of China announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in the market we operate.

We are subject to credit cycle and the risk of deterioration of credit profiles of borrowers.

Our business is subject to credit cycle associated with the volatility of general economy. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions.

We rely on our proprietary credit-scoring model in assessing the creditworthiness of our borrowers and the risks associated with loans. If our credit-scoring model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans facilitated through our platform, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

Our ability to attract borrowers and investors to, and build trust in, our marketplace is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and likelihood of default. To conduct this evaluation, we utilize our proprietary credit assessment model, or the Magic Mirror Model, which is built based on massive data collected through various channels, and strengthened by our sophisticated artificial intelligence and advanced machine learning techniques. The Magic Mirror Model categorizes borrowers into different credit ratings according to their risk profiles, based on which our risk pricing system assigns them appropriate interest rates, credit limits and loan durations. However, the Magic Mirror Model may not effectively predict future loan losses. Subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans at a time on our platform if his or her existing loans are not in default and the total outstanding balance is within the approved credit limit for the type of loan the borrower applies for. Credit limits are set by loan products, and thus a borrower may have a credit limit for each type of loans on our platform. A borrower’s credit limit for a particular type of loan is determined considering a range of factors, including (i) the borrower’s credit level based on his or her Magic Mirror score—borrowers with better Magic Mirror credit scores are generally given higher credit limits, (ii) the borrower’s credit needs, such as the type of loans being applied for, (iii) the borrower’s credit limits and credit performance for other types of loans on our platform, and (iv) overall investment demand from investors. A new Magic Mirror credit score is generated each time a borrower applies for a loan, which may change the borrower’s credit limit for that type of loan. As such, it is possible that borrowers may take out new loans on our platform to pay off their other existing loans facilitated by us or for other purposes. Subject to credit assessment result, borrowers also have the option to take out new loans during the extension period of their existing handy cash loans. Given the practical difficulty in tracking and controlling the usage of borrowed funds, we are not able to effectively prevent borrowers from “rolling over” their loans on our platform. Although the Magic Mirror Model looks less favorably upon borrowers who have high credit line utilization ratios, it may not be able to timely and accurately adjust down the credit rating assigned to a borrower if such borrower masks his or her deteriorating creditworthiness by refinancing existing loans with new loans on our platform. If we are unable to effectively classify borrowers into the relative risk categories, we may be unable to offer attractive interest rates for borrowers and returns for investors and effectively manage the default risks of loans facilitated through our platform. We continuously refine the algorithms, data processing and machine learning used by the Magic Mirror Model, but if any of these decision-making and scoring systems contain programming or other errors, are ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans.

In addition, if a borrower’s financial condition deteriorates after his or her loan application is approved, we may not be able to take measures to prevent default on the part of the borrower and thereby maintain a reasonably low default rate for loans facilitated through our platform. Because investment in loans on our marketplace involves inherent risks, we are unable to completely eliminate borrowers’ default despite various preventive and investor protection measures we have taken or will take.

If any of the foregoing were to occur in the future, investors may try to rescind their affected investments or decide not to invest in loans, or borrowers may seek to revise the terms of their loans or reduce the use of our marketplace for financing, and our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

Credit and other information that we receive from prospective borrowers and third parties about a borrower may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

For the purpose of credit assessment, we obtain from prospective borrowers and third parties certain information of the prospective borrowers, which may not be complete, accurate or reliable. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. Additionally, once we have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we have previously obtained inaccurate. To better assess borrowers creditworthiness, we joined the credit and information sharing system set up by the National Internet Finance Association of China. A participant of this sharing system can obtain a borrower’s credit information shared by other participants. However, this sharing system is still at the primary stage of development and there are a limited number of participants and limited amount information in this sharing system. As a result, we cannot determine whether borrowers have outstanding loans through other consumer finance marketplaces not participating in this sharing system at the time they obtain a loan from us. This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other consumer finance marketplaces and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platform, the additional debt may impair the ability of that borrower to make payments on his or her loan and the investor’s ability to receive investment returns associated with such loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot repay all of his or her indebtedness, the obligations under the loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to investors on our platform.

Such inaccurate or incomplete borrower information could compromise the accuracy of our credit assessment and adversely affect the effectiveness of our risk management, which could in turn harm our reputation, and as a result our business and results of operations could be materially and adversely affected.

Loss of or failure to maintain relationship with our strategic partners may materially and adversely affect our business and results of operations.

We currently rely on a number of strategic partners in various aspects of our business. For example, in terms of user acquisition, we acquire a significant portion of our borrowers through a limited number of online channels from a limited number of our strategic partners. We rely on certain data partners in collecting credit information of borrowers for credit scoring and fraud detections, and on our custodian bank, China Merchant Bank, in handling funds transfer and settlement. We anticipate that we will continue to leverage strategic relationships with existing strategic partners to grow our business while pursuing new relationships with additional strategic partners.

Pursuing, establishing and maintaining relationships with strategic partners require significant time and resources as does integrating third-party data and services with our system. Our current agreements with partners generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our marketplace.

Certain types of partners may devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with them, which could adversely affect our brand and reputation. If we cannot successfully enter into and maintain effective strategic relationships with strategic partners, our business will be harmed.

In addition, if any of our partners fails to perform properly, we cannot assure you that we will be able to find an alternative in a timely and cost-efficient manner or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and investors, inability to attract borrowers and investors, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.

Our business of connecting investors and individual borrowers constitutes an intermediary service, and our contracts with investors and borrowers are intermediation contracts under the PRC Contract Law. Under the PRC Contract Law, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client. Therefore, if we fail to provide material information to investors and are found to be at fault, for failure or deemed failure to exercise proper care, to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Contract Law. In addition, the Interim Measures have imposed on online lending information intermediaries, including us, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud. We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a monthly basis. As the laws, regulations, rules and governmental policies governing the online consumer finance industry are relatively new, it is still unclear to what extent online lending information intermediaries should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for investors as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the current laws, regulations, rules and governmental policies governing the online consumer finance industry if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

If we fail to accurately forecast the expected payouts from our quality assurance fund mechanism or otherwise fail to utilize our quality assurance fund mechanism properly, our financial results and competitive position may be harmed.

In February 2018, we launched a new quality assurance program, or the New QAF Program, by partnering with China United SME Guarantee Corporation, or Sino Guarantee, a Chinese financial services company that provides financial guarantees for loans. The New QAF Program is managed by Sino Guarantee, as opposed to us. The quality assurance fund for eligible loans facilitated before February 9, 2018 will continue to be managed by us to protect investors who have invested in the loans covered by the quality assurance fund. We have limited experience in operating quality assurance program, by ourselves or by partnering with third parties. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” Although we have accumulated certain information on historical delinquency rates to monitor the funding sufficiency of our quality assurance  fund programs, we may not be able to conduct an accurate delinquency forecast for our target borrower group. It is possible that our quality assurance fund programs might be under-funded, compared to the prevailing market practice. If our quality assurance fund programs  were under-funded, investors on our platform might suffer losses of investment or lower-than-expected investment return, which could result in negative investor sentiment among investors who are not repaid in full or at all, potentially hindering our ability to retain existing investors as well as to attract new investors. Should any of the foregoing occur, our competitive position, as well our results of operations and financial condition could be materially and adversely affected.

A significant percentage of our profit before income tax expenses could be based on more subjective valuations.

In 2016 and 2017, our profit before income tax expenses was RMB549.8 million and RMB1.4 billion (US$208.7 million), respectively, approximately 26.7% and  28.2% of which was attributable to the fair value change of financial guarantee derivatives, which amounted to RMB146.7 million and RMB383.1 million (US$58.9 million), respectively. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. Valuation methodologies are complex and require significant judgments. We used the discounted cash flow model to value financial guarantee derivatives, and key inputs used in the fair value measurements include discount rate and expected default rate. Other factors, including the market interest rate and early repayment rate, also have a direct or indirect impact on the fair value measurement. If we failed to timely reflect the changes in inputs and other factors in our valuation model, our results of operations and financial condition could be inaccurate.

We had historically financed certain loans offered on our platform with our own funds, which may subject us to regulatory risks.

To increase matching rate and enhance borrowers’ experience on our platform, we had partially financed certain undersubscribed loans with our own funds in the past. We had also financed some of our handy cash loan products with our own funds for a brief period after their launch. We gradually ceased such practices after August 2016 when the Interim Measures, which prohibits online finance information intermediaries from investing in loans using their own funds unless otherwise stipulated by laws and regulations, was promulgated. As of the date of this annual report, all loans that were partially funded with our own funds had been fully repaid, transferred or otherwise settled.

As of the date of this annual report, we have not been subject to any fines or other penalties due to the fact that certain historical loans were partially funded with our own funds before the Interim Measures taking effect but remained outstanding afterwards. However, we cannot assure your that such practices will not be deemed by the PRC government as violating the relevant provisions of the Interim Measures, and such practices may also be deemed by the PRC authorities as illegally providing loans to the general public in the name of lending or illegally issuing loans without the People’s Bank of China’s permit, which are prohibited by relevant PRC laws and regulations. If such historical practices were found to violate the Interim Measures or other relevant PRC laws and regulations, we might be subject to fines, penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

Our failure to compete effectively could adversely affect our results of operations and market share.

The online consumer finance industry in China is competitive and evolving. We compete with financial products and companies that attract borrowers, investors or both. We primarily compete with leading online consumer finance companies in China. In addition, with respect to borrowers, we also compete with traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies; with respect to investors, our product offerings also compete with other investment options and asset classes, such as equities, bonds, investment trust products, bank savings accounts, real estate and alternative asset classes.

Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have more extensive borrower or investor bases, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.

In addition, our competitors may be better at developing new products, responding faster to new technologies and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is relatively new and fast evolving, potential investors and borrowers may not fully understand how our platform works and may not be able to fully appreciate the additional customer protections and features that we have invested in and adopted on our platform as compared to others. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. Furthermore, to the extent that our competitors are able to offer more attractive terms to our cooperation partners, such cooperation partners may choose to terminate their relationships with us. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our marketplace could stagnate or substantially decline, we could experience reduced revenues or our marketplace could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and investors to our marketplace. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors on our platform.

Our efforts to build our brand have caused us to incur significant expenses, and it is likely that our future marketing efforts will require us to incur significant additional expenses. These efforts may not result in increased revenues in the immediate future or at all and, even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote and maintain our brand while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our ability to grow our business.

Any negative publicity with respect to us, the online consumer finance industry in general and our third party partners may materially and adversely affect our business and results of operations.

Reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

•	maintain the quality and reliability of our platform;
•	provide borrowers and investors with a superior experience in our marketplace;
•	enhance and improve our credit assessment and risk-pricing models;
•	effectively manage and resolve borrower and investor complaints; and
•	effectively protect personal information and privacy of borrowers and investors.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

As the China online consumer finance industry is new and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules, including the Guidelines and Interim Measures, Circular 141, Circular 57, to develop a more transparent regulatory environment for the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.” Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development in, or negative perception of, the online consumer finance industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. Negative developments in the online consumer finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance marketplaces like us. For instance, in 2015, there were a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the online consumer finance industry in China. Although the market exits of these companies may result in more healthy and stable development of the online consumer finance industry, to the extent borrowers or investors associate our company with these companies, they may be less willing to participate on our platform.

In addition, negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our borrowers and investors, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Fraudulent activity on our marketplace could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity both on our marketplace and associated with borrowers, investors and third parties handling borrower and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, result in losses suffered by the investors, reduce the volume of loans facilitated through our platform and lead us to take additional steps to reduce fraud risk, which could increase our costs and expenses. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.

Our current level of fee rates may decline in the future. Any material reduction in our fee rates could reduce our profitability.

We earn a substantial majority of our revenues from the fees that we collect from our borrowers on the loans facilitated through our online marketplace and the fees that we charge the investors for investing in our investment programs or other value-added services. These fee rates may also be affected by a change over time in the mix of the types of products we provide to our borrowers and investors, the evolving regulatory requirements, the macroeconomic factors as well as the competition in the online consumer finance industry. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.

Fluctuations in interest rates could negatively affect transaction volume facilitated through our platform.

All loans facilitated through our marketplace are issued with fixed interest rates. The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our platform. If we fail to respond to the fluctuations in interest rates in a timely manner and adjust our loan products offering, the potential and existing investors may lose potential interest returns in our platform and products and delay or reduce future loan investments, and the potential and existing borrowers may show less interest in our loan products and marketplace. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace, which may adversely affect our business.

We may not be able to obtain additional capital on favorable terms or at all.

We anticipate that the net proceeds we receive from our initial public offering and the concurrent private placement, together with our current cash, cash provided by operating activities and funds available through our bank loans and credit facilities, will be sufficient to meet our current and anticipated needs for general corporate purposes for at least the next 12 months. However, we need to make continued investments in facilities, hardware, software, technology systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

Misconduct, errors and failure to function by our employees and third-party service providers could harm our business and reputation.

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers and investors, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers and investors through our marketplace is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. In addition to our own collecting team, we also use certain third-party service providers for loan collection services. Aggressive practices or misconduct by any of our third-party service providers in the course of collecting loans could damage our reputation.

If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.

We primarily rely on our in-house collection team to handle the collection of delinquent loans. We also engage certain third-party collection service providers to assist us with payment collection. If our or third party agencies’ collection methods, such as phone calls, text messages, in-person visits and legal letters, are not as effective as they were and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease and our investors may suffer loss. In addition, according to the Circular 141, delinquent loans shall not be collected by means of violence, intimidation, insult, defamation, or harassment. Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, be ordered to cease business operations, and even criminal liabilities. If the collection methods we use in collecting delinquent loans are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal conducts, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven not effective, we might not be able to maintain our delinquent loan collection rate and the investors’ confidence in our platform may be negatively affected. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the transaction volumes on our platform will decrease and our business and results of operations could be materially and adversely affected.

Cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions of us or of a third party could result in disclosure or misuse of confidential information and misappropriation of funds of our borrowers and investors, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and investors. The massive data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to and put in place internal reporting procedures relating to cybersecurity incidents, our security measures could be breached. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and investor information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions, any inability to protect confidential information of our borrowers and investors could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

We also face indirect technology, cybersecurity and operational risks relating to the third parties upon whom we rely to facilitate or enable our business activities, including, among others, third-party online payment service providers who manage accounts for certain borrower and investor funds. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its counterparties. Although our agreements with third-party payment service providers provide that each party is responsible for the cybersecurity of its own systems, any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our users, and could even result in misappropriation of funds of our borrowers and investors. If that were to occur, both we and third-party payment service providers could be held liable to borrowers and investors who suffer losses from the misappropriation.

Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and investors could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.

Any failure by our third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.

Currently, we rely on our third-party service providers, in particular payment companies and custodian bank, that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. The payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the People’s Bank of China. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

In addition, the Interim Measures have imposed on us the obligation of anti-money laundering and anti-terrorism financing. The Custodian Guidelines also requires online lending information intermediaries to highlight the anti-money laundering obligation in the agreement with commercial banks acting as custodian banks. Online lending information intermediaries are obligated to cooperate with custodian banks to fulfill the anti-money laundering obligations. While we are in the process of formulating policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing, we cannot assure you that we will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to protect our marketplace from being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Interim Measures.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are not required to provide a report of management on our internal control over financial reporting and our independent registered public accounting firm is not required to conduct an audit of our internal control due to a transition period established by the rules of the SEC for newly public companies. However, in the course of auditing our consolidated financial statements as of December 31, 2017 and for the years ended December 31, 2017, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting and other control deficiencies. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare our consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of these remedies, see “Item 15. Controls and Procedures.” However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness and control deficiencies or our failure to discover and address any other material weakness or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires us to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2018. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Any significant disruption in service on our platform, in our computer systems or third party service providers’ systems, including events beyond our control, could prevent us from processing or posting loans on our marketplace, reduce the attractiveness of our marketplace and result in a loss of borrowers or investors.

In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process loan applications or make funds available on our marketplace would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and investors. Much of our system hardware is hosted in a leased facility located in Shanghai that is operated by our IT staff. We also maintain a real-time backup system in the same facility and a remote backup system at a separate facility also located in Shanghai. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Shanghai, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and investors and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and investors to abandon our marketplace, any of which could adversely affect our business, financial condition and results of operations.

Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and investors using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. See also “Item 4. Information on the Company—B. Business Overview—Intellectual Property.” Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It is often difficult to maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may be held liable for information or content displayed on, retrieved from or linked to our mobile applications, which may materially and adversely affect our business and operating results.

In addition to our website, we also offer consumer finance products through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and effective on August 1, 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. For example, we recently received a claim from an individual asserting that he has an equity ownership in us pursuant to an alleged agreement, dated February 27, 2008, concerning Shanghai Daifeng, our then-operating entity, which involved, among other things, a contemplated sale of 27% of beneficial ownership of Shanghai Daifeng to an investor represented by the individual for US$189,000. The alleged agreement was not executed by Shanghai Daifeng and was never implemented. The contemplated sale never took place. We believe the claim is without merit.

However, claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve borrowers and investors. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platforms, products and services of the acquired business;
•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;
•	difficulties in retaining, training, motivating and integrating key personnel;
•	diversion of management’s time and resources from our daily operations;
•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;
•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;
•	risks of entering markets in which we have limited or no prior experience;
•

regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;
•	failure to successfully further develop the acquired technology;
•

liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	potential disruptions to our ongoing businesses; and
•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. For example, in August 2017, we entered into agreements to acquire an aggregate of 60% of equity interest in a small credit company which holds the relevant license to conduct small credit loan business. There is no assurance that this business will prove to be successful and small credit companies are subject to government rules and regulations which are evolving and subject to uncertainty. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced loan products and services or that any new or enhanced loan products and services, if developed, will achieve market acceptance or prove to be profitable.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

Competition for employees is intense, and we may not be able to attract and retain the qualified and skilled employees needed to support our business.

We believe our success depends on the efforts and talent of our employees, including risk management, software engineering, financial and marketing personnel. Our future success depends on our continued ability to attract, develop, motivate and retain qualified and skilled employees. Competition for highly skilled technical, risk management and financial personnel is extremely intense. We may not be able to hire and retain these personnel at compensation levels consistent with our existing compensation and salary structure. Some of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment.

In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to serve borrowers and investors could diminish, resulting in a material adverse effect to our business.

Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

We do not have any business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies in more developed economies. Currently, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platform.

Our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that any of these epidemics harms the Chinese economy in general.

Our headquarters are located in Shanghai, where most of our directors and management and a large majority of our employees currently reside. In addition, most of our system hardware and back-up systems are hosted in leased facilities located in Shanghai. Consequently, we are highly susceptible to factors adversely affecting Shanghai. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Shanghai, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to Shanghai Zihe and Beijing Paipairongxin, our consolidated variable interest entities, and Beijing Paipairongxin’s subsidiaries, in particular Shanghai PPDai, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015 and 2017, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign invested enterprises. Before the Interim Measures was published in August 2016, there was no clear official guidance or interpretation from the PRC government as to whether online consumer finance service was a type of value-added telecommunication services and whether its provider should be subject to value-added telecommunication regulations. However, we believe the online consumer finance services offered through our online platform constitute a type of value-added telecommunication services that foreign ownership and investment is restricted and therefore we should operate our online platform through a variable interest entity to ensure compliance with the relevant PRC laws and regulations. We set up a series of contractual arrangements entered into among Shanghai Guangjian, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), Beijing Paipairongxin, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only), a subsidiary of Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin to conduct our operations in China. In addition, we also set up another series of contractual arrangements entered into among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe for additional businesses we plan to carry out in China in the future. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we exert control over Beijing Paipairongxin and Shanghai Zihe and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Shanghai PPDai has been operating our online consumer finance marketplace business, including, among others, operations of our www.ppdai.com website since its incorporation. Shanghai PPDai had made applications for value-added telecommunication business license with the relevant local telecommunication regulatory authority before the Interim Measures was promulgated. Due to the lack of detailed rules regulating the online consumer finance service and clarification of the nature of this innovative business model, the local telecommunication regulatory authority had tentatively put our applications on hold.

After the Interim Measures came into force, based on our communications with local telecommunication regulatory authorities, online consumer finance information intermediaries such as us should apply for value-added telecommunication business license. However, according to the Interim Measures, an online consumer finance information intermediary may initiate its application for value-added telecommunication business license only after it completes the required filing with local financial regulatory authority. In June 2017, Shanghai Financial Service Office issued a consultation draft of Implementation Measures on the Business Management of Online Lending Information Intermediaries in Shanghai. Such consultation draft sketched a proposed record-filing procedures, however, such consultation draft currently is still not formally promulgated yet and local financial regulatory authority has yet to accept the filing application for the online lending intermediaries. As a result, we are currently unable to make the necessary filing or apply for the value-added telecommunication business license.

In the opinion of our PRC counsel, Grandall Law Firm (Shanghai), our current ownership structure, the ownership structure of Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin and its subsidiaries, the ownership structure of Shanghai Manyin and Shanghai Zihe, and the contractual arrangements among Shanghai Guangjian, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), Beijing Paipairongxin, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only) and the shareholders of Beijing Paipairongxin, and the contractual arrangements among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe, are not in violation of existing PRC laws, regulations and rules; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect. However, Grandall Law Firm (Shanghai) has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

It is uncertain whether any new PRC laws, regulations or rules relating to the “variable interest entity” structure will be adopted or if adopted, what they would provide. In particular, in January 2015, the Ministry of Commerce, or the MOC, published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. If the ownership structure, contractual arrangements and business of our company, our PRC subsidiaries or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of Beijing Paipairongxin, Shanghai Zihe or their subsidiaries, revoking the business licenses or operating licenses of Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Shanghai Manyin, Shanghai Zihe or their subsidiaries, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from our initial public offering and the concurrent private placement to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of Beijing Paipairongxin, Shanghai Zihe and their subsidiaries, and/or our failure to receive economic benefits from Beijing Paipairongxin, Shanghai Zihe and their subsidiaries, we may not be able to consolidate their results into our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Beijing Paipairongxin, one of our variable interest entities, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only), a subsidiary of Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin, to operate our online consumer finance marketplace business, including, among others, the operation of www.ppdai.com website, as well as certain other complementary businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over Beijing Paipairongxin and its subsidiaries. For example, Beijing Paipairongxin, Shanghai PPDai or shareholders of Beijing Paipairongxin may fail to fulfill their contractual obligations with us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of Beijing Paipairongxin, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Beijing Paipairongxin, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by Beijing Paipairongxin, Shanghai PPDai and shareholders of Beijing Paipairongxin of their obligations under the contractual arrangements to exercise control over Beijing Paipairongxin and its subsidiaries. The shareholders of Beijing Paipairongxin may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with Beijing Paipairongxin, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only) and shareholders of Beijing Paipairongxin. Although we have the right to replace any shareholder of Beijing Paipairongxin under the contractual arrangements, if any of these shareholder is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by Beijing Paipairongxin, Shanghai PPDai or shareholders of Beijing Paipairongxin to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with Beijing Paipairongxin, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only) and shareholders of Beijing Paipairongxin may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be. In March 2018, we entered into another set of contractual agreements between Shanghai Manyin, a wholly-owned subsidiary of us, Shanghai Zihe, one of our variable interest entities, and the shareholders of Shanghai Zihe. Similarly, this set of contractual arrangements may also not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by Beijing Paipairongxin, Shanghai PPDai or shareholders of Beijing Paipairongxin, Shanghai Manyin, Shanghai Zihe and shareholders of Shanghai Zihe to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have entered into a series of contractual arrangements with Beijing Paipairongxin, one of our variable interest entities, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only), a subsidiary of Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin. In March 2018, we also entered into another set of contractual arrangements, through Shanghai Manyin, with Shanghai Zihe, one of our variable interest entities, and the shareholders of Shanghai Zihe. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If Beijing Paipairongxin, Shanghai PPDai or the shareholders of Beijing Paipairongxin, Shanghai Zihe, or the shareholders of Shanghai Zihe fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Beijing Paipairongxin or Shanghai Zihe were to refuse to transfer their equity interests in Beijing Paipairongxin or in Shanghai Zihe to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over Beijing Paipairongxin, Shanghai Zihe and their respective subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The shareholders of Beijing Paipairongxin and Shanghai Zihe, our variable interest entities, may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Beijing Paipairongxin and Shanghai Zihe are held by Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our co-founders and shareholders. Their interests in Beijing Paipairongxin and Shanghai Zihe may differ from the interests of our company as a whole. These shareholders may breach, or cause Beijing Paipairongxin and Shanghai Zihe to breach, the existing contractual arrangements we have with them and our variable interest entity, which would have a material adverse effect on our ability to effectively control our variable interest entity and its subsidiaries and receive economic benefits from them. For example, the shareholders of Beijing Paipairongxin may be able to cause our agreements with Beijing Paipairongxin and Shanghai PPDai to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the option agreement with these shareholders to request them to transfer all of their equity interests in Beijing Paipairongxin and in Shanghai Zihe to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Beijing Paipairongxin or the shareholders of Shanghai Zihe, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to Shanghai Zihe, Beijing Paipairongxin and Shanghai PPDai may be subject to scrutiny by the PRC tax authorities and they may determine that we or Shanghai Zihe, Beijing Paipairongxin and Shanghai PPDai owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that (i) the contractual arrangements between Shanghai Guangjian, our wholly-owned subsidiary in China, Shanghai Shanghu, a wholly-owned subsidiary of Shanghai Guangjian, Beijing Paipairongxin, one of our variable interest entities in China, Shanghai PPDai, a subsidiary of Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin, or (ii) the contractual arrangements between Shanghai Manyin, our wholly-owned subsidiary in China, Shanghai Zihe, one of our variable interest entities in China, and the shareholders of Shanghai Zihe were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust Beijing Paipairongxin, Shanghai PPDai, and Shanghai Zihe’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Beijing Paipairongxin, Shanghai PPDai, and Shanghai Zihe for PRC tax purposes, which could in turn increase their tax liabilities without reducing tax expenses of Shanghai Guangjian and/or Shanghai Shanghu and/or Shanghai Manyin. In addition, if Shanghai Guangjian requests the shareholders of Beijing Paipairongxin to transfer their equity interests in Beijing Paipairongxin at nominal or no value pursuant to these contractual arrangements, or if Shanghai Manyin requests the shareholders of Shanghai Zihe to transfer their equity interest in Shanghai Zihe at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject Shanghai Guangjian and Shanghai Manyin to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Beijing Paipairongxin, Shanghai PPDai, and Shanghai Zihe for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if Beijing Paipairongxin, Shanghai PPDai, and Shanghai Zihe’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by Beijing Paipairongxin and Shanghai PPDai that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Beijing Paipairongxin and Shanghai PPDai hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. We also expect Shanghai PPDai to register with the local financial regulatory authority to include “online lending information intermediary” in its business scope and apply for, obtain and hold our value-added telecommunication business license for our online consumer finance marketplace business. Under the contractual arrangements, Beijing Paipairongxin and Shanghai PPDai may not, and the shareholders of Beijing Paipairongxin may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event Beijing Paipairongxin’s shareholders breach the these contractual arrangements and voluntarily liquidate Beijing Paipairongxin or Shanghai PPDai, or Beijing Paipairongxin or Shanghai PPDai declares bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If Beijing Paipairongxin or Shanghai PPDai undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

Substantially all of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate increases, to control the pace of economic growth. These measures may cause decreased economic activity in China, and since 2012, the Chinese economy has slowed down. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

A downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

The global financial markets have experienced significant disruptions since 2008 and the United States, Europe and other economies have experienced periods of recession. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including the escalation of the European sovereign debt crisis from 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Economic conditions in China are sensitive to global economic conditions. Any prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments and have a negative impact on our business, results of operations and financial condition. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any non-compliant activities under the applicable laws and regulations, such as illegal fund-raising, forming capital pool or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance marketplaces like us, which could materially and adversely affect our business and operations.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, could materially and adversely affect our business and impede our ability to continue our operations.

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The MOC published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The MOC is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the MOC, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “foreign investors” refers to the following subjects making investments within the PRC: (i) natural persons without PRC nationality; (ii) enterprises incorporated under the laws of countries or regions other than China; (iii) the governments of countries or regions other than the PRC and the departments or agencies thereunder; and (iv) international organizations. Domestic enterprises under the control of the subjects as mentioned in the preceding sentence are deemed foreign investors, and “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “catalog of special administrative measures,” which is classified into the “catalog of prohibitions” and “the catalog of restrictions,” to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalog of prohibitions. However, unless the underlying business of the FIE falls within the catalog of restrictions, which calls for market entry clearance by the MOC, prior approval from governmental authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “—Risks Related to Our Corporate Structure” and “Item 4. Information on the Company—C. Organizational Structure.” Under the draft Foreign Investment Law, VIEs that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is on the “catalog of restrictions,” the VIE structure may be deemed a domestic investment only if the ultimate controlling person(s) is/are of PRC nationality (either PRC companies or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the VIEs will be treated as FIEs and any operation in the industry category on the “catalog of restrictions” without market entry clearance may be considered as illegal.

In addition, the draft Foreign Investment Law does not indicate what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties. Moreover, it is uncertain whether the online consumer finance industry, in which Beijing Paipairongxin and its subsidiaries operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “catalog of special administrative measures” to be issued. If the enacted version of the Foreign Investment Law and the final “catalog of special administrative measures” mandate further actions, such as the MOC market entry clearance, to be completed by companies with an existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all. If we are not able to obtain such clearance when required, our VIE structure may be regarded as invalid and illegal. As a result, we would not be able to (i) continue our business in China through our contractual arrangements with Beijing Paipairongxin, Shanghai PPDai and shareholders of Beijing Paipairongxin, (ii) exert control over Beijing Paipairongxin and its subsidiaries, (iii) receive the economic benefits of Beijing Paipairongxin and its subsidiaries under such contractual arrangements, or (iv) consolidate the financial results of Beijing Paipairongxin and its subsidiaries. Were this to occur, our results of operations and financial condition would be materially and adversely affected and the market price of our ADSs may decline.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from an investment information report required at each investment, and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

We only have contractual control over our website. We do not directly own the website due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the Cyberspace Administration of China, or the CAC, (with the involvement of the State Council Information Office, the MIIT, and the Ministry of Public Security). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.

Our online marketplace, operated by Shanghai PPDai, a subsidiary of Beijing Paipairongxin, one of our variable interest entities, may be deemed to be providing commercial internet information services, which would require Shanghai PPDai to obtain certain value-added telecommunications business license. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Enterprises—Regulations on Value-Added Telecommunication Services.” Furthermore, it is uncertain if Beijing Paipairongxin, Shanghai Zihe and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with Beijing Paipairongxin and its shareholders and Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only), or with Shanghai Zihe and its shareholders in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “—Risks Related to Our Corporate Structure—Contractual arrangements in relation to Beijing Paipairongxin, Shanghai PPDai and Shanghai Zihe may be subject to scrutiny by the PRC tax authorities and they may determine that we or Beijing Paipairongxin, Shanghai PPDai, and Shanghai Zihe owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.”

Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long term loan to be provided by us to a variable interest entity of our company must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and the concurrent private placement and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, the SAFE promulgated the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the proceeds we receive from our offshore financing activities, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the price of our ADSs.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. On November 30, 2015, the Executive Board of the International Monetary Fund (IMF) completed the regular five-year review of the basket of currencies that make up the Special Drawing Right, or the SDR, and decided that with effect from October 1, 2016, Renminbi is determined to be a freely usable currency and will be included in the SDR basket as a fifth currency, along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the RMB has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. In the second half of 2017, Renminbi appreciated again against U.S. dollar significantly. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on the price of our ADSs. For example, to the extent that we need to convert U.S. dollars we receive from our initial publicoffering and the concurrent private placement into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all.

In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in RMB. Under our current corporate structure, our company in the Cayman Islands relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by the beneficial owners of our company who are PRC residents. But approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments for some employees. With respect to the underpaid employee benefits, we may be required to make supplemental contributions for these plans as well as pay late fees and fines. With respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and underwithheld individual income tax, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.

SAFE Circular 37 is issued to replace the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles, or SAFE Circular 75.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu, Mr. Shaofeng Gu and Ms. Wei Luo who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the foreign exchange registrations in accordance with SAFE Circular 75 then in effect and have updated their registrations required in connection with our recent corporate restructuring in accordance with SAFE Circular 37.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. Failure by such shareholders or beneficial owners to comply with SAFE Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by the SAFE in 2012, or 2012 SAFE Notices. Pursuant to the 2012 SAFE Notices, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Employee Stock Incentive Plans of Overseas Publicly-Listed Company.”

The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on Employee Stock Incentive Plans of Overseas Publicly-Listed Company.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that PPDAI Group Inc. or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then PPDAI Group Inc. or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to PPDAI (HK) LIMITED, our Hong Kong subsidiary.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Pursuant to the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (a) has an effective tax rate less than 12.5% or (b) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698 (Article V and Article VI). SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferor shall be subject to withholding of applicable taxes, currently at a rate of 10%. Both the transferor and the PRC entity that directly owns the taxable assets, or the Withholding Agent, may be subject to penalties under PRC tax laws if the Withholding Agent fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries or investments. Our company may be subject to filing obligations or taxed or subject to withholding obligations in such transactions, under SAT Circular 698 and SAT Public Notice 7. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 698 and SAT Public Notice 7. As a result, we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB.

Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and PRC law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under PRC law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the China Securities Regulatory Commission, or the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to our American Depositary Shares

The market price for our ADSs may be volatile.

Since our ADSs became listed on NYSE on November 10, 2017 to the date of this annual report, the trading price of our ADSs has ranged from US$14.63 to US$6.53 per ADS. The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, like the performance and fluctuation in the market prices or the underperformance or deteriorating financial results of other listed internet or other companies based in China that have listed their securities in the United States in recent years. The securities of some of these companies have experienced significant volatility since their initial public offerings, including, in some cases, substantial price declines in their trading prices. The trading performances of other Chinese companies’ securities after their offerings, including internet and e-commerce companies, may affect the attitudes of investors toward Chinese companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or other matters of other Chinese companies may also negatively affect the attitudes of investors towards Chinese companies in general, including us, regardless of whether we have conducted any inappropriate activities. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States, China and other jurisdictions in late 2008, early 2009 and the second half of 2011, which may have a material adverse effect on the market price of our ADSs.

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:

•	regulatory developments affecting us, our users, or our industry;
•	conditions in the online consumer finance industries;
•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;
•	changes in the economic performance or market valuations of other online consumer finance marketplaces;
•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;
•	changes in financial estimates by securities research analysts;
•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;
•	additions to or departures of our senior management;
•	detrimental negative publicity about us, our management or our industry;
•	fluctuations of exchange rates between the RMB and the U.S. dollar;
•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and
•	sales or perceived potential sales of additional ordinary shares or ADSs.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who cover us downgrade our ADSs or publish inaccurate or unfavorable research about our business, the market price for our ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts at they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2018, we had 842,071,169 Class A ordinary shares and 661,000,000 Class B ordinary shares outstanding. Among these Class A ordinary shares, 85,000,000 Class A ordinary shares are represented by ADS. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of our initial public offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of our initial public offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

Certain holders of our ordinary shares may cause us to register under the Securities Act the sale of their shares, subject to the 180-day lock-up period in connection with our initial public offering. Registration of these shares under the Securities Act would result in ADSs representing these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our amended and restated memorandum and articles of association that is currently effective, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven (7) days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting. In addition, under our amended and restated memorandum and articles of association that is currently effective, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

Except in limited circumstances, the depositary for our ADSs will give us a discretionary proxy to vote our Class A ordinary shares underlying your ADSs if you do not instruct the depositary how to vote such shares, which could adversely affect your interests.

Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;
•	we have instructed the depositary that we do not wish a discretionary proxy to be given;
•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;
•	a matter to be voted on at the meeting may have a material adverse impact on shareholders; or
•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that, if you fail to give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, you cannot prevent our Class A ordinary shares underlying your ADSs from being voted at that meeting, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

Your rights to pursue claims against the depositary as a holder of ADSs are limited by the terms of the deposit agreement and the deposit agreement may be amended or terminated without your consent.

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted by you in a state or federal court in the city of New York and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding instituted by any person. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities Other Than Equity Securities —D. American Depositary Shares” for more information.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (a) is given by a foreign court of competent jurisdiction, (b) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (c) is final, (d) is not in respect of taxes, a fine or a penalty, and (e) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2018 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares beneficially own 94.0% of the aggregate voting power of our company as of March 31, 2018. As a result, the existing holders of our Class B ordinary shares will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price or the opportunity to receive a premium for their shares as part of a sale of our company. These shareholders may also take actions that are not in the best interest of us or our other shareholders even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

Our memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and ADS holders of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

We have granted, and may continue to grant, share incentive awards, which may result in increased share-based compensation expenses.

We first adopted our stock option plan, or the 2013 Plan, in June 2013 for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2013 Plan was later amended and restated several times. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2013 Plan, we are authorized to grant options to purchase ordinary shares of our company. The maximum number of ordinary shares which may be issued pursuant to all awards under the 2013 Plan is 221,917,800. As of March 31, options to purchase 134,740,800 Class A ordinary shares  were granted and outstanding under the 2013 Plan but no ordinary shares underlying those options were issued due to the exercisability restriction before the initial public offering of our ordinary shares. As of December 31, 2017, no Class A ordinary shares underlying those options were issued and outstanding. In October 2017, we adopted a share incentive plan, or the 2017 Plan. As of December 31, 2017, we had not granted any awards under the 2017 Plan. As a result, we incurred RMB65.3 million (US$10.0 million) share-based compensation expenses relating to options granted under the 2013 Plan in 2017. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

We are an emerging growth company and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entities (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entities (including their respective subsidiaries, if any) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.07 billion in net revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of the provision that allow us to delay adopting new or revised accounting standards and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY
A.	History and Development of the Company

We commenced our online consumer finance marketplace business in June 2007 through Shanghai Daifeng. In January 2011, we relocated to Zhangjiang Hi-Tech Park in Pudong, Shanghai and starting then, our business operations gradually migrated from Shanghai Daifeng to another operating entity located in Zhangjiang Hi-Tech Park, Shanghai Xiazhong Information Technology Co., Ltd., which later changed its name to Shanghai PPDai Financial Information Service Co., Ltd.

During the period between June and August 2012, we formed our current offshore corporate structure to facilitate offshore financing. In June 2012, we incorporated PPDAI Group Inc. under the laws of the Cayman Islands as our holding company and incorporated PPDAI (HK) LIMITED, or PPDAI Hong Kong, as its wholly-owned subsidiary. In August 2012, Beijing Prosper Investment Consulting Co., Ltd., or Beijing Prosper, was incorporated as a wholly-owned PRC subsidiary of PPDAI Hong Kong, through which we obtained control over Shanghai PPDai and Beijing Paipairongxin Investment Consulting Co., Ltd., or Beijing Paipairongxin, a company incorporated in June 2012, based on two separate sets of contractual arrangements, including the equity pledge agreements, the business operation agreements, the power of attorneys, the option agreements, and the exclusive technology consulting and service agreements. In July 2014, following a restructuring, Shanghai PPDai became a wholly-owned subsidiary of Beijing Paipairongxin. We then subsequently terminated our contractual arrangements with Shanghai PPDai and its shareholders, and entered into an amended and restated exclusive technology consulting and service agreement with Shanghai PPDai and Beijing Paipairongxin.

In August 2015, we established Wuxi PPDai Financial Information Service Co., Ltd. to provide customer services. In January 2016, we established Shanghai Paifenle Internet Technology Co., Ltd. to operate business related to our consumption loan products. In December 2016, we established Hefei PPDai Information Technology Co., Ltd. as another entity to provide customer services with a focus on loan collection.

In June 2017, Shanghai Guangjian Information Technology Co., Ltd., or Shanghai Guangjian was incorporated as a wholly-owned PRC subsidiary of PPDAI Hong Kong. Shortly after its incorporation, Shanghai Guangjian established a wholly-owned subsidiary, Shanghai Shanghu Information Technology Co., Ltd., or Shanghai Shanghu. In June 2017, Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin entered into a new set of contractual arrangements, including an equity pledge agreement, a business operation agreement, a power of attorney, an option agreement and an exclusive technology consulting and service agreement, replacing the previous contractual arrangements among Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin. Based on the new set of contractual arrangements, we continue to have control over Beijing Paipairongxin and Shanghai PPDai through Shanghai Guangjian. In March 2018, we restated the contractual agreements among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Paipairongxin and Shanghai Zihe.”

In July 2017, Shanghai Zihe Information Technology Co., Ltd., or Shanghai Zihe, was incorporated by Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our co-founders and shareholders. In January 2018, we incorporated Bluebottle Limited in Hong Kong. Shortly after its incorporation, Bluebottle Limited established Shanghai Manyin Information Technology Co., Ltd., or Shanghai Manyin, as its wholly-owned PRC subsidiary in China. In March 2018, we entered into a series of contractual arrangements through Shanghai Manyin with Shanghai Zihe and the shareholders of Shanghai Zihe, through which we gained effective control over the operation of Shanghai Zihe.

On November 10, 2017, our ADSs commenced trading on the NYSE under the symbol “PPDF.” We raised from our initial public offering approximately US$205.0 million in net proceeds after deducting underwriting discounts and the estimated offering expenses payable by us. Concurrently with our initial public offering, we also raised approximately US$49.5 million in net proceeds through issuing 19,230,769 Class A ordinary shares to a wholly-owned subsidiary of Sun Hung Kai & Co. Limited.

B.	Business Overview

We are a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, we are the first online consumer finance marketplace in China connecting borrowers and investors, whose needs are unserved or underserved by traditional financial institutions, according to iResearch. As of December 31, 2017, we had over 65 million registered users. As a pioneer in China’s online consumer finance marketplace market, we benefit from both our early-mover advantages and the invaluable data and experience accumulated throughout multiple complete loan lifecycles.

Our platform, empowered by proprietary, cutting-edge technologies, features a highly automated loan transaction process, which enables a superior user experience, as evidenced by the rapid growth of our user base and loan origination volume. The following graphs present the growth of our new users, borrowers, investors and loan origination volume in the periods presented.

(1)	Represents number of users newly registered during each period presented.
(2)	Represents number of borrowers whose loans were funded during each period presented.
(3)	Represents number of investors who have made at least one investment in loans during each period presented.

We strategically focus on serving borrowers between ages of 20 and 40, the young generation that is typically more receptive to internet financial services and is poised to become the major driving force of China’s consumer finance market. Our borrowers are primarily acquired online and stretch across a large number of cities and counties in China. Many of them have very limited or no credit record. We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platform. In 2016 and 2017, loans originated on our marketplace had an average principal amount of RMB2,795 and RMB2,470 (US$380), respectively, and an average term of 9.7 months and 7.5 months, respectively. Borrowers come to our marketplace for convenient, simple and fast loan transaction process. The optimal user experience we offer contributes to our high borrower stickiness. In 2015, 2016 and 2017, 55.7%, 55.6% and 68.9% of the total loan volume originated on our platform was generated from repeat borrowers who had at least one drawdown before, respectively.

Our platform appeals to investors by offering a wide spectrum of investment options. We provide investors with an opportunity to invest in an emerging asset class—consumer loans—through a variety of investment options. Investors may subscribe to loans based on the profiles of approved borrowers listed on our platform, use automated investing tools specifically designed to improve their investment efficiency, or enroll in investment programs that offer greater convenience in making investments. We offer attractive risk-adjusted returns supported by a set of risk management procedures and implement protection mechanisms to control and mitigate investors’ risk exposure. To meet investors’ liquidity demands, we have also established a secondary loan market to facilitate their early exit. Our investors exhibit high levels of stickiness on our platform and tend to invest increasing amounts of funds over time. The amount of investments made on our platform has experienced rapid growth.

We have built an extensive database that contains firsthand through-the-cycle credit data as well as data from various third-party sources. We have established systematic risk management procedures which have proven to be effective in various macro-economic environments. Our proprietary and big-data based credit scoring model, the Magic Mirror Model, has been continually testing and refining its credit decision-making rules as we continue to study the increasing amount of data accumulated through our loan facilitation. We have also made progress in optimizing operational efficiency as we apply big-data analytics and machine learning capabilities to other aspects of our business operations, such as sales and marketing activities and loan collection.

We generate revenues primarily from fees charged to borrowers for our services in matching them with investors and for other services we provide over the loans’ lifecycle. We have experienced rapid growth in recent years. Our operating revenues grew from RMB197.4 million in 2015 to RMB1.2 billion in 2016 and further to RMB3.9 billion (US$598.8 million) in 2017. A substantial portion of our operating revenues for these periods were attributable to fees charged to borrowers. We had a net profit of RMB1.1 billion (US$166.4 million) in 2017 and a net profit of RMB501.5 million in 2016, compared to a net loss of RMB72.1 million in 2015.

Our Users

Borrowers

Since our inception, we have facilitated loans connecting over 10.5 million borrowers from 97% of the cities and counties in China with investors. In 2016 and 2017, over 80% of our borrowers are between 20 and 40 years of age. We strategically target the young generation and cultivate customer loyalty, aiming to capture the vast growth opportunities as our borrowers enter into different stages of their lives and qualify for higher credit limits. We have experienced fast growth in the number of unique borrowers in recent years, from over 666,000 in 2015 to approximately 3.4 million in 2016, and further to 8.7 million in 2017.

Our marketplace features a high proportion of repeat borrowers. We have an active repeat borrower base and our borrowers tend to borrow more frequently on our platform over time. Out of the total loan volume facilitated through our marketplace in 2015, 2016 and 2017, 55.7%, 55.6% and 68.9%, respectively, was generated from repeat borrowers who had successfully borrowed on our platform before.

Investors

We accept investments primarily from individual investors. As of December 31, 2017, we had 559,760 cumulative individual investors. We have experienced strong growth in both the number of individual investors and the investment amount per investor in recent years. The number of individual investors invested through our marketplace increased from 134,734 in 2015 to 240,990 in 2016, and further to 307,835 in 2017. Average investment amount per individual investor increased from RMB29,938 in 2015 to RMB57,918 in 2016, and further to RMB149,252 (US$22,940) in 2017.  In 2015, 2016 and 2017, loans funded by individual investors amounted to RMB4.0 billion, RMB14.0 billion and RMB45.9 billion (US$7.1 billion), respectively.

Beginning August 2014, we expanded our investor base to cover institutional investors. In 2015, 2016 and 2017, loans funded by institutional investors amounted to RMB733.2 million, RMB4.5 billion and RMB9.6 billion (US$1.5 billion), respectively. As of December 31, 2017, 85.9 % of the outstanding loans were invested by individual investors and 14.2% were invested by institutional investors. Our investors exhibit high levels of stickiness on our platform, and tend to invest increasing amounts of funds over time.

Our Products and Services

Loan services offered to borrowers

Our marketplace primarily offers standard loan products. We do not require security for loan products on our platform and generally provide loan applicants with a credit decision within one hour of application for first-time applicants and in as little as one minute for repeat borrowers. Approved borrowers typically receive loan disbursements within 24 hours following the loan listing, and in 2017, approximately 83.0% of total number of loans facilitated through our platform were funded within two hours. We believe these features are essential to meeting borrowers’ often imminent financing needs. Subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans on our platform if the aggregate outstanding principal amount does not exceed such borrower’s credit limit for the type of loans the borrower applies for.

Standard loan products

Borrowers are able to apply for standard loan products using either mobile or PC devices by providing certain basic information, including bank account information, credit card information if any, educational level, marital status, occupation, email address, social media user name if any and mobile phone number of one or two alternative contact persons, in addition to the borrowers’ PRC identity card information and mobile phone numbers which are mandatory for initial user registration.

Depending on the credit assessment result, a borrower may be eligible to apply for a loan within the approved credit limit for a term ranging from six to 12 months. In 2015, 2016 and 2017, the average loan amounts for our standard loan products were RMB3,821 and RMB3,054 and RMB2,926 (US$450), respectively. Different credit limits and borrowing costs are applicable to different tiers of borrowers based on their respective credit scores. The borrowing cost for taking out a standard loan on our marketplace include the interest to be paid to investors, a transaction fee charged for our services and, under certain circumstances, a quality assurance fund contribution from borrowers to Sino Guarantee for investor protection purpose. All of our standard loan products feature fixed monthly repayments, consisting of principal, interest and where applicable, quality assurance fund contribution. Borrowers of our standard loan products may make prepayments without incurring penalties. See “—Our Platform and Transaction Process” for information on payment processing. In 2015, 2016 and 2017, the origination amount of our standard loan products totaled RMB3.8 billion, RMB16.0 billion and RMB54.9 billion (US$8.4 billion) representing 74.3%, 80.4% and 83.7%, respectively, of the total amount of the loans that were made through our marketplace.

Handy cash loan products

We used to offer handy cash loan products on our platform, which were designed to meet imminent financing needs of borrowers, featuring a shorter term ranging from one to six weeks and a smaller principal amount compared to our standard loan products.  We ceased to offer handy cash loan products in December 2017 to achieve full compliance with relevant regulatory requirements.  In 2016 and 2017, the origination amount of our handy cash loan products totaled RMB1.3 billion and RMB6.6 billion (US$1.0 billion), respectively, representing 6.5% and 10.1% of the total amount of the loans facilitated on our marketplace, respectively. As of March 31,2018, all the remaining outstanding balance of our handy cash loans have been settled.

Consumption loan products

We used to offer consumption loan products on our platform through cooperation with retail stores to customers for their purchases of electronic appliances.  The principal amount of our consumption loan products had varied in the range depending on the price of electronic products. Consumption loan products could have a term of 9, 12, 15, 18 or 24 months.  In 2015, 2016 and 2017, origination amounts of the consumption loan products totaled RMB55.5 million, RMB741.6 million and RMB1.2 billion (US$0.2 billion), accounting for 1.1%, 3.7% and 1.8%, respectively, of the total amount of the loans facilitated by our marketplace.   As of March 31, 2018, the outstanding balance of our consumption loan products totaled RMB648.2 million (US$99.6 million).

Other loan products

In addition to our three major categories of loan products, we have offered other products and will continue to develop new products from time to time. For example, we cooperate with several third parties to offer their customers loan products similar to our standard ones but with varied features, such as more preferential interest rates. In implementing our strategy of expanding loan product offerings, we have developed and are developing new loan products. In 2015, 2016 and 2017, origination amounts of our other loan products totaled RMB1.3 billion, RMB1.9 billion, and RMB2.9 billion (US$0.4 billion), accounting for 24.7%, 9.3% and 4.4%, respectively, of the total amount of the loans facilitated on our marketplace. As our business grows, we will continue to expand our loan product offerings to meet demands from different tiers of borrowers.

Investment services offered to investors

We provide investment options that cater to the needs of both investors who prefer to proactively manage their investments as well as investors who want to rely on the tools we offer to allocate and manage their investments.

Self-discretionary investing tool

Investors may directly invest in loans listed on our marketplace based on loan characteristics and borrower profiles. We provide a set of filters to help self-discretionary investors choose among thousands of investment opportunities. By using filters, an investor is able to quickly pinpoint specific loans the investor desires to invest in based on screening criteria, such as credit rating, interest rate, term, loan amount, profile and the borrowing history of the borrower on our platform. The minimum threshold for a lending commitment made through our self-discretionary investing tool is RMB50 (US$7.7). Upon subscription to a specific loan, an investor agrees to commit a certain amount of fund to the subscribed loan until its maturity. Funds will be transferred from the investor’s account with us to the borrower once the loan is fully subscribed. Investors who want to withdraw their funds prior to loan maturity may transfer their rights in loans on our secondary loan market. See “—Secondary Loan Market.” We do not charge fees for the use of our self-discretionary investing tool.

Automated investing tools

Backed by our sophisticated algorithms, we offer multiple automated investing tools in order to make investing easy and efficient. For example, we provide tools that facilitate fast investments in a large number of loans through one click and tools that enable automated reinvestment according to investors’ preset investing criteria. We also offer tools that help diversify investment risks by allocating funds into a portfolio of thousands of loans. These tools are designed for investors who prefer to invest according to their preset criteria, such as loan term and interest rate, instead of screening specific loans one by one. Once investors confirm the investments selected by our system, the investors agree to commit their funds throughout the life of the loans they invest in unless they transfer their rights in loans on our secondary loan market. See “—Secondary Loan Market.”

The scale and vibrancy of our platform have also attracted some third-party businesses which offer our investors additional investing tools to help them manage their investment portfolios. We partner with some of these companies and share with them a set of open application programming interfaces to link those investing tools with our platform. This way, investors can make investments on our marketplace through our partners’ websites and mobile applications.

Investment programs

Our investment programs enable investors to enjoy investment returns while minimizing the time needed to manage their investments. Before the launch of our re-designed investment programs in March 2018, we used to offer three types of investment programs (namely investment programs with fixed investing periods, investment programs with step-up returns, and investment programs with flexible investing periods) with different estimated rates of return and various terms up to 18 months. Investors could freely choose to invest in any investment programs based on their investment preference after committing a minimum amount of RMB100 (US$15).

We ceased offering new investment programs with flexible investing periods and step-up returns in July 2017 and March 2018, respectively, and launched new investment programs by re-designing our previous investment programs with fixed investing periods. Our new investment programs are featured by lock-up periods of various length and different estimated rates of return. By committing a minimum amount of RMB1,000 (US$153.7), investors can freely choose to invest in new investment programs with different lock-up periods and estimated rates of return. By opting for our new investment programs, investors authorize our platform to make investments in loans on our marketplace with different sizes, terms and interest rates, and after the expiration of the preset lock-up periods, to transfer their creditor’s rights to other investors on their behalf. The underlying loans we invest have weighted-average interest rates higher than the lower limit of the estimated rates of return of each investment program. Investors are able to exit before maturity of the investment program by transferring their creditor’s right to other investors on our platform after the preset lock-up period. In the event that the underlying loans invested by an investor through our investment programs fail to be transferred after expiration of the preset lock-up periods, the investor will continue to be a creditor of the underlying loans. The lock-up periods of our new investment programs typically range from 30 days to 540 days. We charge management fees to investors who subscribe investment programs and collect such fees when an investment program ends at its maturity.

Secondary Loan Market

We have established a secondary loan market on our platform to provide liquidity to investors. Loans held by investors for no less than 24 hours and with principal balances of no less than RMB10 (US$1.5) may be posted on our platform for transfer once certain other conditions are met. To facilitate the loan transfer, our system automatically generates a proposed transfer price, taking into consideration of the outstanding principal amount and the remaining tenure, among other factors. Such transfer prices are for investors’ reference only and investors may elect any other prices that they think appropriate and post their offers on our platform. Investors may withdraw the offers to transfer at any time before such offers are accepted by transferees. Although a successful transfer is not guaranteed, historical data shows that loans typically change hands within the same day they are posted. Once an offer to transfer is accepted by a transferee, our system will automatically debit the transferee’s account and credit the transferor’s account for the transfer price, and the transferee will become the creditor of the transferred loan at the same time. Upon a successful transfer, the transferor will be charged a service fee at a rate ranging from 0.5% to 1% of the transfer price depending on whether the underlying loan has the quality assurance fund protection and the number of outstanding repayments. If the transfer does not happen within 24 hours after a loan is posted, the post will be automatically taken off our platform.

Our Platform and Transaction Process

We incorporate advanced technology into every step of the transaction process on our platform to provide a better experience to our borrowers and investors. The entire process appears simple, seamless and efficient but our platform leverages sophisticated, proprietary technology to make it possible. The following diagram presents the transaction process of our standard loan products:

(1)	Funds of borrowers, individual investors and certain institutional investors are deposited into the custody accounts at China Merchants Bank and settled by such custody accounts under its management.

Step 1: Initial Application

Prospective borrowers are able to initiate applications online anytime, anywhere through our mobile applications and website. Potential borrowers may generally complete the application process for our standard loan products within a few minutes by providing the requested personal details, the type of information readily available to the application, and taking a selfie in real time holding the applicant’s PRC identity card if the loan application is initiated via mobile applications.

Step 2: Fraud Detection, Credit Assessment and Decision

Following the application for a standard loan product, our system generally takes one hour to aggregate the data, run our anti-fraud model, conduct credit assessment and decide whether to extend credit, except where manual review process is triggered.

Upon submission of a complete application, our system begins to match the application with data from both internal and external sources, including information provided by the prospective borrowers, data gleaned from third-party data partners, and data aggregated from the internet using our proprietary data collection technologies with due authorization from the prospective borrowers. Information aggregated, and later used for fraud detection and creditworthiness evaluation, includes basic background information, such as age, gender and occupation, behavioral data, such as the borrowers’ online shopping history and other information available on social media, and if available, borrowers’ credit history, such as personal credit information maintained by the Credit Reference Center under the People’s Bank of China. For repeat borrowers, historical loan performance data accumulated on our platform will also be incorporated into the borrowers’ profile.

Once aggregated, the data are reviewed by our anti-fraud model to identify fraudulent behaviors. Our anti-fraud model uses a multifaceted detection method that combines sophisticated data integration with a hybrid analytical approach to both identify individual fraud based on existing fraud database and analyze collusive behaviors among multiple individuals to uncover fraudulent schemes. Once the anti-fraud detection process is completed, the prospective borrower’s loan application either proceeds to the next phase or the prospective borrower is notified of the decision if we decline the application.

Following the fraud detection, we initiate a credit review using our proprietary Magic Mirror Model to generate a Magic Mirror score for the prospective borrower, which ultimately drives the decision on whether to extend credit. Each Magic Mirror score corresponds to a credit level in the range of I to VIII, with Level I representing the lowest risk and Level VIII representing the highest risk. See “—Risk Management—Proprietary Credit Scoring and Risk Pricing Models.” Applicants classified as Level VIII will be declined, and applicants falling under other credit levels will be assigned by our risk pricing system the approved credit amounts, maximum loan terms and applicable interest rates and other loan characteristics which are determined based on their respective Magic Mirror scores. In 2017, among all the loan applications approved on our marketplace, 98.2% went through the automated process. The remaining 1.8% in the respective periods often requiring additional information or verification, are forwarded to our credit assessment team for manual review. The manual review process generally takes one to three days. Following this review, our credit assessment team will either approve the loan with one or more approved sets of loan characteristics or decline the loan application.

Step 3: Loan Listing and Funding

After obtaining credit approval, prospective borrowers may submit the final loan amount and loan term within the parameters of the credit approval. Our system will then automatically generate a form of loan agreement between the borrower and the prospective investors. If the loan has not been matched automatically through automated investing tools or with investment programs, the loan is then listed on our marketplace for investors to view and subscribe. It normally takes less than 24 hours for a loan to be fully subscribed. In 2017, approximately 83% of total number of loans facilitated through our platform were fully subscribed and funded within two hours. Subject to credit assessment for each loan application, a borrower is allowed to take out one or more loans on our platform at a time. From investors’ perspective, after becoming registered users, investors who are willing to make investment through our marketplace can deposit their funds with us in custody accounts at China Merchants Bank. We have migrated to a custody account arrangement with China Merchants bank, whereby funds of individual investors and certain institutional investors have been deposited into and settled by custody accounts under its management. Upon the full subscription of a loan, the loan agreement will become effective, and the full amounts of funds will then be released from investors’ custody accounts to the borrower. Typically, loans not fully subscribed within 10 days will be automatically removed.

Step 4: Loan Servicing and Collection

Upon the origination of a standard loan, we establish a repayment schedule with repayment occurring on a set business day each month and update the loan performance status in real time once a payment has been made or is overdue. Borrowers and investors are able to monitor the loan performance on a real-time basis. On or prior to each scheduled repayment date, borrowers should deposit sufficient funds (consisting of corresponding installment of principal, interest and transaction fee, as well as quality assurance fund contribution for certain borrowers) in their respective custody accounts at China Merchants Bank and authorize us to, on such repayment date, (i) transfer quality assurance fund contribution made by certain borrowers to a separate account managed by third-party guarantee company, i.e. Sino Guarantee, (ii) transfer corresponding installment of principal and interest to the corresponding investors (and, if applicable, instruct Sino Guarantee to transfer certain portion of funds from the quality assurance fund to the corresponding investors if that installment is overdue), and (iii) transfer each installment of transaction fee to our own account.

We had a collection team of over 2,400 employees as of December 31, 2017 and have developed a systematic process to handle collection of delinquent loans. Upon becoming four days delinquent, a loan enters into our collection process, which is divided into stages based on severity of delinquency. The first 90-day collection period is typically handled by our collection team although we also engage third-party payment collection service providers to assist us from time to time. Collection measures, including text message reminders, phone calls, in-person visits and legal letters, are taken in succession as a loan becomes increasingly overdue. If a loan remains overdue after the 90-day period, we then outsource loan collection to third-party service providers to optimize collection efficiency. Any amount recovered from the borrower will be remitted to first cover third-party collection expenses, if any, then to repay overdue principal and interest. Any remaining amount will be used to pay the late payment penalty and the collection fee charged to the borrower.

Risk Management

Our strong risk management capabilities are one of the key competitive advantages that enable us to make credit available to the large unserved or underserved population in China, whose credit histories have yet been recorded in the country’s developing credit system, while maintaining a sustainable business at a healthy profitability level.

Data Aggregation

We have invested significant resources in building up a comprehensive credit database since our inception. Today, we own an extensive database with several thousands of variables for our borrowers, covering a wide range of information pertinent to a borrower’s creditworthiness and presenting a user profile from a 360-degree view. Data are aggregated from a number of sources. We have cooperation with a number of organizations, such as government agencies, who grant us the access to their respective data. Our strong data-mining capabilities, which we believe differentiate us from many other players in the online consumer finance marketplace industry, also enable us to collect a large amount of data concerning prospective borrowers. We have developed a number of proprietary automated programs that are capable of searching, aggregating and processing massive data from the internet in a short period of time. Another important component of our credit database is the payment histories of our prior and existing borrowers. We take various measures to ensure high level of reliability and accuracy of data. The following are typical data that we seek to collect for each loan application:

•	historical credit data accumulated through our online platform;
•	behavioral data that we glean from an applicant’s behaviors as they apply for loans, such as the location of the applicant or the use of multiple devices to access our platform;
•	personal identity information maintained by an organization operated under the PRC Ministry of Public Security;
•	background information, such as education level and marital status, collected from prospective borrowers;
•	personal credit information maintained by the Credit Reference Center under the People’s Bank of China;
•	online shopping and payment information for their accounts with certain popular Chinese e-commerce websites, as well as online data from social media and other platforms; and
•	list and database of fraud cases.

Upon the data aggregation, our system converts the originally unstructured data into structured data using machine learning techniques.

Fraud Detection

We have been working closely with multiple partners in a joint effort to identify emerging fraudulent schemes, scams, trends, threats, and criminal organizations and have accumulated massive data as related to fraud. The database we maintain helps us to fine-tune the rules we set and enhance our fraud detection capabilities. We adopt a multifaceted fraud detection method. First, we set up rules based on known fraud cases to filter activities for fraudulent behaviors. Afterwards, we apply advanced network techniques to identify relationships pertinent to fraud and connect the individual fraudulent activities to uncover complex fraud schemes and criminal organizations. In addition, we run anomaly detection to detect individual and aggregated abnormal patterns in order to catch unknown fraud behaviors. If available information is insufficient for our system to draw a conclusion, the relevant loan applications will be forwarded to our anti-fraud team for offline verification, which involves members of our anti-fraud team speaking with applicants to inquire after any inconsistencies in a loan application.

Proprietary Credit Scoring and Risk Pricing Models

In August 2014, we developed and launched a proprietary credit scoring model, known as Magic Mirror Model, which we believe represents one of our key competitive advantages. Our Magic Mirror Model leverages a huge database that we have built up gradually through our years of operations. Such a vast amount of data lays a strong foundation for our use of machine learning to optimize the Magic Mirror Model on a continuing basis.

Following data aggregation and fraud detection, prospective borrowers enter into credit assessment phase. Different algorithms are applied to prospective borrowers with different features in assessing the potential risks associated with them and based on the assessment results, our credit scoring model generates Magic Mirror scores for each of the prospective borrowers. A new Magic Mirror credit score is generated each time a borrower applies for a loan, which may change the borrower’s credit limit for that type of loan. We apply various machine learning techniques to the data collected. Through monitoring model performance as well as variable consistency, our system is able to evaluate the effectiveness of existing variables while discovering new ones. The Magic Mirror Model then is optimized by adjusting the group of variables used. The following factors are associated with variables that are important for assessing the probability of delinquency:

•	Repayment history
•	Personal identity information
•	Education
•	Consumption behavior
•	Social network behavior
•	Credit reports
•	Mobile communication behavior
•	Internet behavior, such as visiting history of our website and time spent on completing a loan application
•	Fraudulent records

For applicants of our standard loan products, the Magic Mirror score derived from our proprietary credit scoring model is used to determine which of the eight segments in our existing credit grid such applicants fall into. Among the eight segments, Level I represents the lowest risks associated with the borrowers, while Level VIII represents the highest risks. Level VIII loan applications will be rejected. Once a credit Level is assigned to a specific loan, it will not be changed during the tenor of the loan. The following charts indicate the historical cumulative 30-day plus past due delinquency rates by credit level for loans facilitated in 2015, 2016 and 2017, which demonstrate distinctive credit risks associated with borrowers falling under each credit level:

(1)

Vintage delinquency rate for loans facilitated in 2015 is calculated as the volume weighed average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(2)

Vintage delinquency rate for loans facilitated in 2016 is calculated as the volume weighed average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3)	Vintage delinquency rate for loans facilitated in 2017 is calculated as the volume weighed average of the quarterly vintage delinquency rates as of December 31, 2017.

For borrowers who were not subject to the quality assurance fund program before December 2017, the borrowing cost included an upfront transaction fee for most of our loans and the subsequent monthly cost, which equaled to monthly interest payment. Starting from December 2017, we have ceased collecting the transaction fee upfront. Since then, the transaction fee is being collected by instalments commencing the date one month after the borrower is funded.

For borrowers who were subject to the quality assurance fund program before April 2017, the borrowing cost included an upfront transaction fee, an upfront portion of quality assurance fund contribution, and the subsequent monthly cost, which was comprised of the monthly quality assurance fund contribution and monthly interest payment. Between April and December 2017, we ceased collecting the upfront portion of quality assurance fund contribution upon the origination of standard loan products. Instead, the entire quality assurance fund contribution was collected through monthly payments. During this period of time, the transaction fee was still collected upfront. Starting from December 2017, we have ceased collecting the transaction fee upfront, and both the quality assurance fund contribution and the transaction fee have been collected by instalments commencing the date one month after borrowers are funded since then. See “—Investor Protection—Quality Assurance Fund” for more information on the quality assurance fund.

We review and modify our segmented pricing from time to time, taking into consideration not only the borrower credit risk but also other factors, such as market interest rates, adequacy of investor protection mechanism and competition in the market.

Investor Protection

We have adopted policies and taken measures to cultivate a risk-cognizant culture. For example, to encourage investors to diversify their risks, we set certain limits in the amount of investment in loans not protected by quality assurance fund, for which an investor, when making investments using the investing tools available on our platform, the total investment amount cannot exceed the lower of RMB20,000 (US$2,950) or 30% of the loan amount. Whenever an investor intends to make a first-time investment in a loan with medium risk, our system will pop up a special note reminding the investor of the potential risks. Before an investor subscribes to a loan with high risk, one of our customer service representatives will speak with the investor over the phone confirming the investor’s awareness of risk and intention to invest.

In addition, we used to employ two types of investor protection mechanisms to help limit investors’ risk exposure. The following is a summary of the latest features of our quality assurance fund and investor reserve funds. We ceased setting aside new investor reserve funds contributions starting from January 1, 2018 and launched a new quality assurance program in February 2018.

Quality Assurance Fund

Under our previous quality assurance mechanism, we provide protection for individual investors and institutional investors who invested in the loans taken out by those borrowers who contributed to the quality assurance fund. Certain borrowers of our standard loans and all borrowers of our handy cash loans and consumption loans were required to make contributions to the respective quality assurance fund. In February 2018, we launched a new quality assurance program, or the New QAF Program, by partnering with Sino Guarantee. Beginning from February 9, 2018, investments in new eligible loans facilitated on our platform will be protected by the New QAF Program, and relevant borrowers will be required to contribute to a quality assurance fund managed by Sino Guarantee under rules that are substantially the same as those applicable to our existing quality assurance fund. Sino Guarantee will make payouts based on the relevant rules set out by us. After the launch of the New QAF Program, we will continue to manage the existing quality assurance fund for eligible loans facilitated before February 9, 2018. Whether under our previous quality assurance fund mechanism or under the New QAF Program, when a borrower is delinquent for one day in repaying an installment of principal and interest of a loan, we will withdraw an amount from the dedicated account to repay the delinquent installment of principal and interest to the corresponding investors. The repayments will be made in succession according to the age of the delinquency—the earliest delinquent installment is repaid first. If the quality assurance fund becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis, and the repayment of their outstanding unpaid balances will be deferred to the next time the quality assurance fund is replenished, at which time a distribution will again be made to all investors with delinquent loans having quality assurance fund protection according to the foregoing rules. If the quality assurance fund is continually underfunded, investors may need to wait for extended periods to receive a full distribution from the quality assurance account. Once we recover any amount from the defaulted borrower through our collection efforts, the recovered amount will be remitted first to replenish the portion of the quality assurance fund used to repay the investors.

We adjust our quality assurance fund contribution policy from time to time based on our monitoring of market risks. The quality assurance fund contribution rates for standards loan products currently range from 2.00% to 26.85% of the loan principal. We determine the quality assurance fund contributions required from a borrower by taking into consideration delinquency rate of loans taken out by borrowers with similar risk profile. As of December 31, 2017, with respect to standard loans originated in 2016 that are subject to quality assurance fund protection, the vintage delinquency rate was 2.97% for credit Level I through Level IV loans and 7.24% for credit Level V through Level VII loans. The average quality assurance fund contribution rate was 5.35% for such credit Level I through Level IV standard loans and 13.52% for such credit Level V through Level VII standard loans. In 2017, the origination amount of loans protected by the quality assurance fund totaled RMB32.2 billion (US$4.9billion). As of December 31, 2017, approximately 48.1% of the total outstanding loan balance on our marketplace was protected by the quality assurance fund.

Investor Reserve Funds

We used to operate investor reserve funds, which were self-protection mechanisms for investors of our investment programs. The investment programs that invested in loans that were not covered by the quality assurance fund used to have their own dedicated investor reserve funds that cover potential payouts to investors of the respective type of investment programs. Funds from investors in an amount equal to a certain percentage of the total principal amount of the underlying loans were set aside into the relevant investor reserve funds at the end of each investment program, which were maintained in the custody accounts managed by China Merchants Bank. If the amount of principal and interests collected, net of our management fee and the investor reserve set aside, was insufficient to cover the investment principal plus the expected return, payouts would be made from the relevant investor reserve funds to cover the difference. If the investor reserve funds were insufficient to pay all the relevant investors with their investment principal and expected returns, the investors would be paid on a pro rata basis, and any losses associated with their outstanding unpaid balances would not be deferred until the next time the fund was replenished by another investment program but would be borne by the investors. Upon completion of an investment program, excess returns, if any, net of our management fee and the investor reserve that was set aside, would be distributed to the investors. The investor reserve fund arrangement was not applicable to those investment programs that invest in loans backed by the quality assurance fund, which would not be mixed with those investment programs investing in loans not subject to the quality assurance mechanism. In light of the tightening regulatory environment, we discontinued the operation of our investor reserve funds from January 1, 2018.

In 2017, the origination amount of loans protected by the investor reserve funds totaled RMB20.6 billion (US$3.2 billion). As of December 31, 2017, approximately 32.1% of the total outstanding loan balance on our marketplace was protected by the investor reserve funds. The remaining balance of the investor reserve funds collected before January 1, 2018 will be used to protect investors from the underperformance below the stated rate of return of the investment programs offered before January 1, 2018.

Technology

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, protecting information on our platform, increasing operational efficiency and enabling innovations. Principal components of our state-of-the-art technology include:

•

Data Science. Data science technology is extensively used in various aspects of our operations. Our data mining and user behavior analytics capabilities allow us to build a comprehensive credit profile for each borrower. Our multi-dimensional real-time analytics capabilities enable fast and accurate credit decisions. Our massive data processing capabilities enable us to provide an array of automated investing tools assisting investors in increasing investment efficiency. In 2016 and 2017, a total of 78.6 million and 227.3 million investment transactions were matched on our platform, respectively. Data-based machine learning is also used in numerous applications, such as improving fraud detection, optimizing marketing resource allocation and increasing collection efficiency.

•

Security. We are committed to maintaining a secure online platform. We have built a firewall that monitors and controls incoming and outgoing traffic on our platform around the clock. Once any abnormal activity is detected, our system will immediately notify our IT team and at the same time automatically take relevant measures, such as activating third-party traffic control service, to prevent any harm to our platform. For any transmission of user information, we use data encryption to ensure confidentiality. Within our organization, we have adopted a series of policies on internal control over information system, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control. We employ data slicing and distribute the storage of a user’s data points across several servers. We also maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.

•

Stability. Our systems infrastructure is hosted in data centers at two separate locations in Shanghai. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable.

•

Scalability. With modular architecture, our platform can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time.

•

Automation. In addition to the foregoing technologies we employ to support our highly automated platform, we have taken various measures to ensure uninterrupted operation of our platform. For example, we adopt self-healing technology that enables our system to perceive malfunction and make necessary adjustments to restore itself to normal operation without any human intervention. Also, our system is connected with systems of multiple data providers that serve as backups for each other. If services provided by one data provider are suspended, our system will shift to the backup sources automatically to ensure no interruption to our operation.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of the date of this annual report, we have (i) registered one patent in China for our proprietary facial recognition technology used for fraud detection and applied for three additional patents with the PRC State Intellectual Property Office, (ii) registered 45 software copyrights with the PRC National Copyright Administration, (iii) registered 57 domain names, including ppdai.com, and (iv) registered 106 trademarks, including our “PPDAI,” “拍拍贷” and “魔镜” trademarks.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology. Monitoring unauthorized use of our technology is difficult and costly, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology. From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business could be harmed. Even if we are able to license the infringed or similar technology, license fees could be substantial and may adversely affect our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.”

Sales and Marketing

Our market position benefits significantly from our large user base and our strong brand recognition throughout China. We believe that our variety of loan products that offer attractive returns, as well as our effective risk management and investor protection mechanisms lead to strong word-of-mouth promotion, which drives awareness of our brand among investors. As a supplement to our word-of-mouth marketing, we often offer investment promotions on our website and mobile application to acquire new investors and hold in-person meetings with investors to enhance brand awareness among existing investors.

We use a variety of traditional and internet marketing channels to acquire borrowers although most of our borrowers are acquired online. Our borrower acquisition channels mainly include:

•	Online Advertising. From time to time, we work with App Stores to promote our mobile applications and with internet companies to place online advertisements.
•	Online Partnerships. We team up with certain websites that are able to reach quality borrowers to provide consumer finance services to their customer.
•	Search Engine Marketing. We also use paid placement on major online search engines in China.

Competition

Online consumer finance market is an emerging industry in China. It provides a new means for consumers to obtain financing and for investors to seek new investment opportunities. As a leading player in China’s online consumer finance marketplace market, we face fierce competition from other online marketplaces, online finance service providers as well as traditional financial institutions. Consumer finance marketplaces which operate online platforms connecting borrowers and investors compete directly with us for both borrowers and investors. As of the date of this annual report, our key competitors include Lufax and Yirendai. In addition, for borrowers, we compete with other online platforms. Examples of such companies include Ant Finance, JD.com and WeBank. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our larger competitors have substantially broader product or service offerings and rich financial resources to support heavy spending on sales and marketing. We believe that our ability to compete effectively for borrowers and investors depends on many factors, including the variety of our products, user experience on our platform, effectiveness of our risk management, the return offered to investors, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brands.

In addition, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction volume on our online consumer finance marketplace during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Overall, the historical seasonality of our business has been mild due to our rapid growth but may increase further in the future.

Regulation

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Online Consumer Finance Services

Due to the relatively brief history of the online consumer finance industry in China, the regulatory framework governing our industry has not developed comprehensively. Even though few specific regulations on online consumer finance industry have been issued in the past two years, detailed guidance and interpretation has yet to be promulgated by the regulators. Under PRC laws and regulations, our business practice of online consumer finance services is usually categorized as online lending information services.

Regulations on Online Lending Information Services

On July 18, 2015, the Guidelines on Promoting the Healthy Development of Online Finance Industry, or the Guidelines, were promulgated by ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC. The Guidelines define online peer-to-peer lending as direct loans between individuals through an online platform, which is under the supervision of the CBRC, and governed by the PRC Contract Law, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. Pursuant to the Guidelines, a company that provides online lending information services shall make it clear its nature of being an information intermediary and provide information services rather than engage in illegal fund-raising, which further requires such company to separate funds of the borrowers and the investors from its own funds.

On April 13, 2016, the CBRC issued the Notice on the Implementation Plan of the Special Rectification of Peer-to-peer Online Lending Risk by the General Office of the State Council. By categorizing the market players based on their different levels of legal compliance, the CBRC started to regulate the online peer-to-peer lending service industry.

On August 17, 2016, the CBRC, the MIIT, the Ministry of Public Security and the CAC jointly issued the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries, or the Interim Measures. The Interim Measures also define the online lending information service providers as financial information intermediaries.

Pursuant to the Interim Measures, online lending information service providers shall complete registration with local financial regulatory authority and apply for appropriate telecommunication business license in accordance with relevant rules issued by competent telecommunication authority. The Interim Measures also require the online lending information service providers to substantially cover “online lending information intermediary” in its business scope filed with the local registration regulatory authority.

According to the Interim Measures, online lending information service providers shall not engage in or accept entrustment to engage in certain activities, including, among others, (i) financing for themselves directly or indirectly, (ii) accepting, collecting or gathering funds of lenders directly or indirectly, (iii) providing security to lenders or promising break-even principals and interests directly or in a disguised form, (iv) raising funds by issuing financial products on their own as wealth management products, (v) splitting the maturity term of any financing project, (vi) securitization and (vii) equity crowd-funding.

The Interim Measures require that online lending information service providers shall restrict the maximum balance of fund borrowed by the same borrower on the same online lending information intermediary platform as well as on several such online lending information intermediary platforms so as to prevent credit concentration risks. The maximum balance of fund borrowed by any individual on the same online lending information intermediary lending platform shall be RMB200,000 (US$29,502), and the maximum total balance of the fund borrowed by the same individual on several lending information intermediary platforms shall be RMB1,000,000 (US$147,508). The maximum balance of fund borrowed by any entity or other kind of organization on the same online lending information intermediary platform shall be RMB1,000,000 (US$147,508), and the aggregate maximum total balance of fund borrowed by any entity or other kind of organization on all online lending information intermediary platforms shall be RMB5,000,000 (US$737,539).

With respect to the online lending information intermediary platforms established prior to the implementation of the Interim Measures, provided that such platforms have not been in compliance with the applicable requirements of the Interim Measures, the competent local financial regulatory department would require such platforms to make correction or rectification within a 12-month transition period specified by the Interim Measures.

Pursuant to the Interim Measures, if an online lending information service provider violates any applicable laws, regulations or relevant regulatory provisions relating to online lending information services, sanctions could be imposed by the local financial regulatory departments or other relevant regulatory departments, including, among others, supervision interviews, regulatory warning, correction order, condemnation, credit record modification, fine up to RMB30,000 (US$4,425), and criminal liabilities if the act constitutes a criminal offense.

In accordance with the Guidelines and the Interim Measures, the CBRC issued the Guidelines for the Funds Custodian Business of Online Lending, or the Custodian Guidelines on February 22, 2017. The Custodian Guidelines further clarifies the custodian requirement for the funds of investors and borrowers held by online lending information service providers.

The Custodian Guidelines specifies that an online lending information service provider may only designate one qualified commercial bank as its fund custodian institution for the funds of investors and borrowers held by it, and further clarifies detailed requirements and procedures for setting up custody accounts with commercial banks. To the extent that the relevant online lending information service providers and commercial banks are not in full compliance with the Custodian Guidelines, they are required to make correction or rectification within a six-month rectification period specified by the Custodian Guidelines.

In accordance with the Guidelines and the Interim Measures, the CBRC further issued the Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries, or the Disclosure Guidelines, on August 23, 2017. The Disclosure Guidelines further clarified the disclosure requirements for online lending information service providers. Pursuant to the Disclosure Guidelines, online lending information service providers should disclose certain information on their websites and all other internet channels, including mobile applications, WeChat official accounts or Weibo, including, among others (i) the record-filing and registration information, the organization information, the examination and verification information, and transaction related information, including transactions matched through the online lending information service providers for the previous month, all of which shall be disclosed to the public; (ii) the basic information of the borrowers and the loans, the risk assessment of such loans, and the information of the outstanding transactions matched, all of which shall be disclosed to the investors; and (iii) any event that would result in a material adverse effect to the operations of online lending information providers, which shall be disclosed to the public within 48 hours upon occurrence. The Disclosure Guidelines also require online lending information service providers to record all the disclosed information and retain such information for no less than five years from the date of the disclosure. To the extent that the relevant online lending information service providers are not in full compliance with the Disclosure Guidelines, they are required to make correction or rectification within a six-month rectification period starting from the date the Disclosure Guidelines was issued.

In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, outlining general requirements on the “cash loan” business conducted by network microcredit companies, banking financial institutions and online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers, and with no security. Borrowers on our platform are required to specify their uses of loan proceeds. The Circular 141 sets forth several general requirements with respect to “cash loan” business, including, without limitation: (i) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (ii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period, etc; (iii) loans to any borrower without income sources are prohibited; (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model; (v) online lending information intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds; (vi) online lending information intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance; and (vii) for the financial institutions that participate in the “cash loan” business, no third parties will charge borrowers any interests or fees.

On December 8, 2017, the National Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries, or the Circular 57, providing further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things, : requiring the online lending information intermediaries discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds, and the existing balance of risk reserve funds shall be gradually reduced.

In accordance with the Circular 57 sets forth certain requirements which an online lending intermediary shall not be in breach before it can qualify for the record-filing, including: (i) an online lending intermediary may not conduct the “thirteen prohibited actions” or exceed the Individual Lending Amount Limit after August 24, 2016, and shall gradually reduce the balance; (ii) an online lending intermediary which has participated in businesses of the real estate mortgage, campus loan or “cash loan,” is required to suspend the new loan origination and the outstanding balance of the abovementioned loan shall be gradually reduced within a certain timetable as required under the CBRC Circular 26 and the Circular 141; and (iii) the online lending intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Online Lending Rectification Office to hold customer funds. For the online lending intermediaries that are unable to accomplish the rectification and record-filing but are continuing to participate in the online lending business, the relevant authorities shall subject online lending intermediaries to administrative sanctions, including but not limited to revoking their telecommunicating business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending intermediaries.

According to the Circular 57, the local governmental authorities shall conduct and complete acceptance inspection of the rectification with the following timetable: (i) completion of record-filing for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and timely reduction of those balance is difficult, the relevant business and outstanding balance shall be disposed and/or carved out, and record-filing shall be completed by the end of May 2018; (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties exist to complete rectification, the “relevant work” shall be completed by the end of June 2018.

In accordance with the latest regulations regarding online lending information intermediaries issued by relevant departments, Shanghai Financial Office and China Banking Regulatory Commission Shanghai Office jointly issued the Instructions on the Reviewing of Compliance and Rectification and Inspection and Acceptance of Shanghai Online Lending Information Intermediaries, or the Instructions, on December 26, 2017, providing the further clarification on illegal issues and requirements in connection with rectification and acceptance of online lending information intermediaries, including, among others thing:

1)	Violation of prohibited regulations;
2)	Violation of legal obligations and requirements of risk management;
3)	Failure to perform the protection obligation to borrowers and investors;
4)	Violation of requirements of information disclosure;
5)	Violation of regulations of “college online loan” and “cash loan”;
6)	Other violation of relevant regulations and risk disclosure matters.

It is unclear whether our standard loan products would be viewed as the “cash loans” specified in the Circular 141 and thus be subject to the provision thereunder. Nevertheless, we have made several adjustments to comply with these new requirements.

With respect to network microcredit companies, the Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of network microcredit companies and the approval of any microcredit business across provinces. The Circular 141 also specifies that network microcredit companies shall not provide campus loans, and should suspend the funding of network micro-loans with no specific scenario or designated use of loan proceeds, gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be separately specified by authorities. Further detailed requirements on network microcredit companies are provided in a rectification implementation plan issued by the Online Lending Rectification Office on December 8, 2017. See “—Regulations Relating to Microcredit.”

The Circular 141 also sets forth several requirements on banking financial institutions participating in “cash loan” business, including (i) such banking financial institutions shall not extend loans jointly with any third-party institution which has not obtained approvals for the lending business, or fund such institution for the purpose of extending loans in any form; (ii) with respect to the loan business conducted in cooperation with third-party institutions, such banking financial institutions shall not outsource the core business (including the credit assessment and risk control), and shall not accept any credit enhancement service whether or not in a disguised form (including the commitment to taking default risks) provided by any third-party institutions with no guarantee qualification and (iii) such banking financial institutions must require and ensure that the third-party institutions shall not collect any interests or fees from the borrowers.

In additions, the Circular 141 emphasizes several requirements on the online lending information intermediaries. For instance, such intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds. Also, such intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance.

Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, order to cease business operation, and criminal liabilities.

We have taken various measures to comply with the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, the Circular 141, and other laws and regulations that are applicable to our business operations. For example, we have changed the cooperation model with certain institutional investors and ceased certain practice that could be regarded as a form of credit enhancement or guarantee. However, given that detailed regulations and guidance in the area of online lending information services are yet to be promulgated, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Regulations on Loans between Individuals

The PRC Contract Law confirms the validity of loan agreement between individuals and provides that a loan agreement becomes effective when an individual lender provides loan to an individual borrower provided that the interest rates charged under the loan agreement do not violate the applicable provisions of the PRC laws and regulations.

In accordance with the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, which came into effect on September 1, 2015, in the event that loans are made through an online lending information intermediary platform and the platform only provides intermediary services, courts shall dismiss any claim concerned against the platform demanding the repayment of loans by the platform as a guarantor.

The Private Lending Judicial Interpretations also provide that agreements between lenders and borrowers on loans with interest rates below 24% per annum are valid and enforceable. As to the loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the excess interest payment. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. The interest rates of all our loan products are below 36% and certain loans financed by our investment programs have interest rates that exceed 24%. In addition, on August 4, 2017, the Supreme People’s Court issued the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, which provides, among others, that (i) the claim of the borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high shall be supported by the PRC courts; and (ii) in the context of Internet finance disputes, if the online lending information intermediary platforms and the lender circumvent the upper limit of the judicially protected interest rate by charging intermediary fee, it shall be determined as invalid. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Interest rates of certain of our loan products exceed the statutory interest rate limit and therefore part of the interests is not enforceable through the PRC judicial system.”

In December 2017, the Circular 141 further clarifies that in the context of “cash loan” business operated by, among others, online lending information intermediaries, the aggregated borrowing costs (as opposed to interest rate) of borrowers charged by “cash loan” business operators in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court. In January 2018, the financial service office of Shanghai Pudong District, together with Shanghai branch of CBRC, jointly issued the Review of Regularity Compliance and Rectification Acceptance Guidance on the Internet Lending Information Intermediaries in Shanghai, or the Shanghai Guidance. The Shanghai Guidance, among other things, introduced the aggregate borrowing cost in the forms of interests and various fees cannot exceed the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court (36%).

In addition, pursuant to the PRC Contract Law, a creditor may assign its rights under an agreement to a third party, provided that the debtor is notified. Upon due assignment of the creditor’s rights, the assignee is entitled to the creditor’s rights and the debtor must perform the relevant obligations under the agreement for the benefit of the assignee. We also operate a secondary loan market on our platform where investors can transfer the loans they hold to other investors before the loan reaches maturity.

Regulations Relating to Record-filings of Online Lending Information Intermediary Service Agency

In November 2016, the CBRC, the MIIT and the State Administration for Industry and Commerce, or the SAIC, jointly published the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies, or the Record-filings Guidelines, to establish and improve the record-filing mechanisms for online lending intermediaries.

According to the Record-filings Guidelines, a newly established online lending intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license; while with respect to any online lending intermediary which is established and begins to conduct the business prior to the publication of this Record-filings Guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer lending, accept the application for record-filings submitted by a qualified online lending intermediary, or any online lending intermediary which has completed the rectification confirmed by relevant authorities.

On December 8, 2017, the National Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries, or the Circular 57, providing further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things:

•

Requirements relating to risk reserve funds.  The online lending information intermediaries shall discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds. In addition, the existing balance of risk reserve funds shall be gradually reduced. Moreover, online lending information intermediaries are prohibited from promoting their services by publicizing the risk reserve funds, and authorities shall actively encourage the online lending information intermediaries to seek third parties to provide lenders with alternate means of investors protection, including third-party guarantee arrangements.

•

Requirements to qualify for record-filing.  The Circular 57 sets forth certain requirements which an online lending intermediary shall not be in breach before it can qualify for the record-filing, including: (i) an online lending intermediary may not conduct the “thirteen prohibited actions” or exceed the Individual Lending Amount Limit after August 24, 2016, and shall gradually reduce the balance; (ii) an online lending intermediary which has participated in businesses of the real estate mortgage, campus loan or “cash loan,” is required to suspend the new loan origination and the outstanding balance of the abovementioned loan shall be gradually reduced within a certain timetable as required under the CBRC Circular 26 and the Circular 141; and (iii) the online lending intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Online Lending Rectification Office to hold customer funds. For the online lending intermediaries that are unable to accomplish the rectification and record-filing but are continuing to participate in the online lending business, the relevant authorities shall subject online lending intermediaries to administrative sanctions, including but not limited to revoking their telecommunicating business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending intermediaries.

•

Requirements relating to the timing of record-filing.  The local governmental authorities shall conduct and complete acceptance inspection of the rectification with the following timetable: (i) completion of record-filing for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and timely reduction of those balance is difficult, the relevant business and outstanding balance shall be disposed and/or carved out, and record-filing shall be completed by the end of May 2018; (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties exist to complete rectification, the “relevant work” shall be completed by the end of June 2018.

Regulations on Illegal Fund-Raising

The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. In addition, the Interim Measures and the Custodian Guidelines purport, among other things, to require each online lending information service provider to separate its own funds from the funds of investors and borrowers, choose one qualified commercial bank as the fund depository institutions for the funds of lenders and borrowers, and limit the maximum amount of the loan borrowed by one person. Furthermore, the Circular 57 requrires the online lending information intermediaries to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures administered by the National Online Lending Rectification Office to hold customer funds. According to the Custodian Guidelines, online lending information service providers are further required to review and verify the records and information of their custody accounts with its fund custodian institution on a daily basis.

We act as a platform for borrowers and investors and are not a party to the loans facilitated through our marketplace. We rely on third-party payment platforms in handling funds transfer and settlement. We have entered into a custody account arrangement with China Merchants Bank, whereby funds of borrowers, individual investors and certain institutional investors have been deposited into and settled by custody accounts under its management. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Regulations on Anti-money Laundering

The PRC Anti-money Laundering Law, or the AML Law, promulgated by the PBOC on October 31, 2006 and effective since January 2007, stipulates that special non-financial institutions which are required by relevant regulations to perform obligations of anti-money laundering shall comply with the anti-money laundering obligations. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and special non-financial institutions.

Furthermore, the Guidelines, the Interim Measures and the Custodian Guidelines require online lending information service providers to comply with certain anti-money laundering requirements, including the establishment of a customer identification program, the monitoring and reporting of suspicious transactions, the preservation of customer information and transaction records, and the provision of assistance to the public security department and judicial authority in investigations and proceedings in relation to anti-money laundering matters.

While we are in the process of formulating policies and procedures, including internal controls and “know-your-customer” procedures, aimed at preventing money laundering and terrorism financing, we cannot assure you that we will be able to establish and maintain anti-money laundering policies and procedures which can effectively protect our marketplace from being exploited for money laundering or terrorism financing purposes, or that such policies and procedures, if adopted, will be deemed to be fully in compliance with all applicable anti-money laundering laws and regulations, including the Interim Measures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any failure by our third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.”

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOC and the National Development and Reform Commission. The Catalog divides industries into three categories in terms of foreign investment, which are “encouraged”, “restricted” and “prohibited”, and all industries not listed under one of these categories are generally deemed to be permitted.

Foreign investment in telecommunications companies in the PRC is governed by the Provisions for the Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Enterprises Provisions, which was promulgated by the State Council on December 11, 2001, and amended on September 10, 2008 and February 6, 2016, respectively. The Foreign-Invested Telecommunications Enterprises Provisions prohibit a foreign investor from holding over 50% of the total equity interest in any value-added telecommunications service business in China. In addition, the major foreign investor who invests in a foreign-invested value-added telecommunications enterprise and operates the value-added telecommunications business in China must demonstrate a good track record and experience in operation of value-added telecommunications business.

Regulations Relating to Internet Companies

Regulations on Value-Added Telecommunication Services

The Telecommunications Regulations of the PRC, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize telecommunications services into basic telecommunication services and value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations, information services provided via fixed network, mobile network and Internet fall within value-added telecommunications services.

In July 2017, the MIIT promulgated the Administrative Measures on Telecommunications Business Operating Licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, which prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China.

Before the issuance of the Interim Measures in August 2016, there was no clear or official regulation or guidance from the PRC government as to whether online consumer finance service was a type of value-added telecommunication services and whether its provider should be subject to value-added telecommunication regulations. After the Interim Measures came into force, an online consumer finance information intermediary shall apply for appropriate telecommunication business license in accordance with relevant provisions of competent telecommunications departments. However, the relevant implementation rules regarding such filing is yet to be issued and therefore currently we are not able to make the necessary filing or apply for the VATS License.

Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if Shanghai PPDai and its subsidiaries will be required to obtain a separate operating license in addition to the VATS License. We have not applied for such separate license since we have not obtained the VATS License. We cannot assure you that we will not be required to apply for an operating license for our mobile applications in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Regulation on Mobile Internet Applications Information Services

In addition to the Telecommunications Regulations and other regulations above, mobile applications are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and became effective on August 1, 2016. The APP Provisions regulate mobile application information service providers. According to the APP Provisions, the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local mobile application information, respectively.

Under the APP Provisions, mobile application information service providers are required to obtain relevant qualifications prescribed by laws and regulations and shall be responsible for the supervision and administration of mobile application information required by laws and regulations and implement the information security management responsibilities strictly, including but not limited to: (1) to authenticate the identity information of the registered users, (2) to protect user information, and obtaining the consent of users while collecting and using users’ personal information in a lawful and proper manner, (3) to establish information content audit and management mechanism, and take against any information content in violation of laws or regulations depending on circumstances, and (4) record and keep users’ log information the same for sixty (60) days.

We have implemented necessary programs in our mobile application to make sure the collection, protection and preservation of user information are in compliance with the APP Provisions in all material aspects.

Regulations on Internet Security

Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress, or the SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In 1997, the Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

The Network Security Law of the PRC, which was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

We have, in accordance with relevant provisions on network security of the Sate and the requirements of the State’s system for classified protection of information security, conducted the record-filing of class determination and class testing of information system, possessed perfect network security facility and management system such as firewall, intrusion detection, data encryption, and disaster recovery.

Regulations on Privacy Protection

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011, provide that, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the SCNPC in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the MIIT in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC, in August 2015 and became effective in November, 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, which became effective on June 1, 2017. The Interpretations provide more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information.

Furthermore, the Interim Measures require online lending information service providers to reinforce the management of lenders’ and borrowers’ information, so as to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information. Also, online lending information service providers should keep confidential the lenders’ and borrowers’ information collected in the course of their business, and should not use such information for any other purpose except for services they provide without approval of lenders or borrowers.

While we have taken measures to protect the confidential information that we have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our ability to protect the confidential information of our borrowers and investors may be adversely affected by cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions and we may be subject to liabilities imposed by relevant government regulations.”

Regulations Relating to Foreign Exchange

Regulations on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

On February 13, 2015, the SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

On March 30, 2015, the SAFE promulgated Circular 19, to expand the reform nationwide. Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. Under Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments. However, Circular 19 and another circular promulgated by SAFE in June 2016, SAFE Circular 16, continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75”. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. We have been notified that Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu, Mr. Shaofeng Gu and Ms. Wei Luo who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have filed SAFE Circular 37 reports and updated their registrations required in connection with our recent corporate restructuring.

On February 13, 2015, SAFE released Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, or SAFE Circular 13, under which local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, starting from June 1, 2015. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

Regulations on Employee Stock Incentive Plans of Overseas Publicly-Listed Company

Pursuant to the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, issued by SAFE in February 2012, individuals participating in any stock incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC citizens who reside in China for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure by these individuals to complete their SAFE registrations may subject us and them to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

The SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.

Patent. The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Trademark. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record.

Domain Name. Domain names are protected under the Administrative Measures on the China Internet Domain Names promulgated by the MIIT in 2004, which will be replaced by the Administrative Measures on the Internet Domain Names effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. Our major domain name “ppdai.com” has been registered.

Regulations on Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Shanghai Guangjian, which is a wholly foreign-owned enterprise incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in September 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations Relating to Employment

The PRC Labor Law and the Labor Contract Law require that employers must execute written employment contracts with full-time employees. All employers must compensate their employees with wages equal to at least the local minimum wage standards. Violations of the PRC Labor Law and the Labor Contract Law may result in the imposition of fines and other administrative sanctions, and serious violations may result in criminal liabilities.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment.

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations. We have recorded accruals for the estimated underpaid amounts for the current employees in our financial statements. However, we have not made any accruals for the interest on underpayment and penalties that may be imposed by the relevant PRC government authorities in the financial statements as we believe it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.”

Regulations Relating to Tax

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. Accordingly, PPDAI (HK) LIMITED, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

Enterprise Income Tax

The Enterprise Income Tax Law, or the EIT Law, and its implementing rules, which became effective on January 1, 2008, are the principal regulations governing enterprise income tax in the PRC. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of PPDAI Group Inc. and our offshore subsidiaries. Under the EIT Law, an enterprise established outside China with its “de facto management bodies” located within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese- Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, or SAT Circular 82 in 2009. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:(a) the primary location of the day-to- day operational management is in China; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d) 50% or more of voting board members or senior executives habitually reside in China.

We do not believe that we meet all of the conditions outlined in the immediately preceding paragraph. We believe that PPDAI Group Inc. and our offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.

In the event that PPDAI Group Inc. or any of our offshore subsidiaries is considered to be a PRC resident enterprise: PPDAI Group Inc. or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; dividend income that PPDAI Group Inc. or our offshore subsidiaries, as the case may be, received from our PRC subsidiaries may be exempt from the PRC withholding tax; and interest paid to our overseas shareholders or ADS holders who are non-PRC resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders or ADS holders who are non-PRC resident individuals, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as PRC-sourced income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, on February 3, 2015, which replaced or supplemented certain previous rules under the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or SAT Circular 698. Under SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Public Notice 7. If SAT Public Notice 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Public Notice 7 or to establish that the relevant transactions should not be taxed under SAT Public Notice 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

Under applicable PRC laws, payers of PRC-sourced income to non-PRC residents are generally obligated to withhold PRC income taxes from the payment. In the event of a failure to withhold, the non-PRC residents are required to pay such taxes on their own. Failure to comply with the tax payment obligations by the non-PRC residents will result in penalties, including full payment of taxes owed, fines and default interest on those taxes.

PRC Value-Added Tax

Pursuant to applicable PRC regulations promulgated by the Ministry of Finance of China and the SAT, entities or individuals conducting business in the service industry are required to pay a valued-added tax, or VAT, at a rate of 6% with respect to revenues derived from the provision of online information services. A taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the revenue from services provided.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and our principal variable interest entity and its principal subsidiaries.

(1)

Beijing Paipairongxin currently has four shareholders: Jun Zhang, our co-founder, chairman and chief executive officer, Tiezheng Li, our co-founder, director and chief strategy officer, Honghui Hu, our co-founder, director and president, and Shaofeng Gu, our co-founder, director and strategy adviser, each holding 13.22%, 4.81%, 12.85%, and 69.12% of Beijing Paipairongxin’s equity interests, respectively.

(2)

Shanghai Zihe currently has four shareholders: Jun Zhang, our co-founder, chairman and chief executive officer, Tiezheng Li, our co-founder, director and chief strategy officer, Honghui Hu, our co-founder, director and president, Shaofeng Gu, our co-founder, director and strategy adviser, each holding 25% of Shanghai Zihe’s equity interests, respectively.

Contractual Arrangements with Beijing Paipairongxin and Shanghai Zihe

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiary is considered a foreign-invested enterprise. Before the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries was published in August 2016, there was no official guidance or interpretation from the PRC government clarifying whether online consumer finance services fall within the category of value-added telecommunication services and whether providers of such services should be subject to value-added telecommunication regulations. However, we believe the online consumer finance services offered through our platform constitute a type of value-added telecommunication services that foreign ownership and investment are restricted; and therefore we should operate our platform through contractual arrangements with a variable interest entity and its shareholders to ensure compliance with the relevant PRC laws and regulations.

We had entered into a series of contractual arrangements, through Beijing Prosper, with Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Shanghai PPDai (with respect to the amended and restated exclusive technology consulting and service agreement only) to obtain effective control over Beijing Paipairongxin and its subsidiaries. In June 2017, we, through Shanghai Guangjian and Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), entered into a new set of contractual arrangements with Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only) to replace the previous contractual arrangements and continue our effective control over Beijing Paipairongxin and its subsidiaries, in particular Shanghai PPDai, through which we operate our online consumer finance marketplace business. Shanghai PPDai has made applications for value-added telecommunication business license with the relevant local telecommunication regulatory authority, but due to the lack of detailed implementation rules, the local authority has tentatively put its applications on hold. Shanghai PPDai intends to apply for a value-added telecommunication business license again once it becomes feasible under PRC laws and regulations. In March 2018, we restated the contractual arrangements with Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Shanghai PPDai (the “Newly Restated Contractual Arrangements”).

In March, 2018, we entered into another set of contractual arrangements, through Shanghai Manyin, with Shanghai Zihe, and the shareholders of Shanghai Zihe. These contractual arrangements consist of (i) loan agreement between Shanghai Manyin and shareholders of Shanghai Zihe, (ii) business operation agreement among Shanghai Manyin, Shanghai Zihe and shareholders of Shanghai Zihe, (iii) exclusive technology consulting and service framework agreement between Shanghai Manyin and Shanghai Zihe, (iv) equity pledge agreement among Shanghai Manyin, Shanghai Zihe and shareholders of Shanghai Zihe, (v) exclusive option agreement among Shanghai Manyin, Shanghai Zihe and shareholders of Shanghai Zihe, and (vi) power of attorney between shareholders of Shanghai Zihe and Shanghai Manyin.

The contractual arrangements with Beijing Paipairongxin, its subsidiaries and Shanghai Zihe allow us to:

•	exercise effective control over Beijing Paipairongxin, its subsidiaries, and Shanghai Zihe;
•	receive substantially all of the economic benefits of Beijing Paipairongxin, its subsidiaries, and Shanghai Zihe; and
•	have an exclusive option to purchase all or part of the equity interests in Beijing Paipairongxin and Shanghai Zihe when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Beijing Paipairongxin and Shanghai Zihe, and we treat Beijing Paipairongxin and Shanghai Zihe as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Beijing Paipairongxin, its subsidiaries and Shanghai Zihe in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements with Beijing Paipairongxin

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Guangjian and its wholly-owned subsidiary, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), our variable interest entity, Beijing Paipairongxin, the shareholders of Beijing Paipairongxin, and Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only).

Agreements that Provide Us with Effective Control over Beijing Paipairongxin

Loan Agreement. Shanghai Guangjian entered into a loan agreement with each of the shareholders of Beijing Paipairongxin, namely Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our co-founders and shareholders in March 2018. Under these loan agreements, Shanghai Guangjian has granted an interest-free loan of RMB100.0 million to the shareholders of Beijing Paipairongxin solely for the capital contributions to Beijing Paipairongxin. Upon written notice by Shanghai Guangjian, the loan shall be repaid by the shareholders of Beijing Paipairongxin from the proceeds received by transferring their equity interests in Beijing Paipairongxin to Shanghai Guangjian pursuant to the terms and conditions of the option agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paripairongxin.. If the proceeds received by the shareholders of Beijing Paipairongxin from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Guangjian together with the principal. Shanghai Guangjian has the right to request repayment of the loan before maturity.

Restated Business Operation Agreement. Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Beijing Prosper entered into a restated business operation agreement in March 2018. Pursuant to this restated agreement, Beijing Paipairongxin and its shareholders agree that to the extent permitted by law, they will accept and unconditionally execute instructions from Shanghai Guangjian and Shanghai Shanghu on business operations, such as appointment of directors and executive officers. Beijing Paipairongxin and its shareholders further agree that, without prior written consent of Shanghai Guangjian and Shanghai Shanghu, Beijing Paipairongxin will not take any action that may have material adverse effects on its assets, businesses, human resources, rights, obligations, or business operations. The shareholders of Beijing Paipairongxin agree to transfer any dividends or other similar income or interests they receive as the shareholders of Beijing Paipairongxin, if any, immediately and unconditionally to Shanghai Guangjian and Shanghai Shanghu. This restated agreement also requires each of Beijing Paipairongxin’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Guangjian or any person(s) designated by Shanghai Guangjian to execute shareholders’ rights on behalf of such shareholder. Unless Shanghai Guangjian and Shanghai Shanghu terminate this agreement in advance, this restated agreement will remain effective until Beijing Paipairongxin is dissolved pursuant to PRC law.

Restated Power of Attorney. Through a restated power of attorney dated March 21, 2018, each shareholder of Beijing Paipairongxin irrevocably authorizes Shanghai Guangjian or any person(s) designated by Shanghai Guangjian to act as his or her attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Beijing Paipairongxin, such as the right to appoint directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney will remain in force for ten years unless the restated business operation agreement is terminated earlier than the expiration of the 10-year term. Upon request by Shanghai Guangjian, the shareholders of Beijing Paipairongxin shall extend the term of this power of attorney accordingly.

Restated Equity Pledge Agreement. Shanghai Guangjian, Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Beijing Prosper entered into a restated equity pledge agreement in March 2018. Pursuant to the equity pledge agreement, each shareholder of Beijing Paipairongxin has pledged all of his equity interest in Beijing Paipairongxin to Shanghai Guangjian to guarantee the performance by such shareholder and Beijing Paipairongxin of their respective obligations under the restated business operation agreement (including the power of attorney), the restated option agreement, the restated exclusive technology consulting and service agreement and the loan agreement. If Beijing Paipairongxin or any of its shareholders breaches any obligations under these agreements, Shanghai Guangjian, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Beijing Paipairongxin agrees that before his or her obligations under the contractual arrangements are discharged, he or she will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this restated agreement without the prior written consent of Shanghai Guangjian. The restated equity pledge agreement will remain effective until Beijing Paipairongxin and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We are preparing for the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreement that Allows Us to Receive Economic Benefits from Beijing Paipairongxin and Shanghai PPDai

Restated Exclusive Technology Consulting and Service Agreement. Shanghai Guangjian and Shanghai Shanghu, Beijing Paipairongxin, Shanghai PPDai and Beijing Prosper entered into a restated exclusive technology consulting and service agreement in March 2018. Pursuant to this agreement, Shanghai Guangjian, Shanghai Shanghu or their designated party has the exclusive right to provide Beijing Paipairongxin and Shanghai PPDai with technical support, consulting services and other services. Without prior written consent from Shanghai Guangjian and Shanghai Shanghu, Beijing Paipairongxin and Shanghai PPDai shall not accept any technical support and services covered by this agreement from any third party. The service fees that Beijing Paipairongxin and Shanghai PPDai are going to pay to Shanghai Guangjian and Shanghai Shanghu shall be determined on a case-by-case basis based on the level of difficulty and complexity, time spend by Shanghai Guangjian and Shanghai Shanghu and their employees in providing the services, the specific scope and commercial value of the services, the revenue generated by Beijing Paipairongxin and Shanghai PPDai resulting from such services, and other relevant factors. Shanghai Guangjiang and Shanghai Shanghu own the intellectual property rights arising out of the provisions of services under this agreement. Unless Shanghai Guangjian and Shanghai Shanghu terminate this restated agreement in advance, this restated agreement will remain effective until Beijing Paipairongxin and Shanghai PPDai are dissolved in accordance with PRC law. Although this restated agreement can be terminated by mutual agreement among Shanghai Guangjian and Shanghai Shanghu, Beijing Paipairongxin, Shanghai PPDai and Beijing Prosper, Beijing Paipairongxin and Shanghai PPDai have no right to unilaterally terminate this restated agreement.

Restated Agreement that Provides Us with the Option to Purchase the Equity Interest in Beijing Paipairongxin

Option Agreement. Shanghai Guangjian, Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Beijing Prosper entered into a restated option agreement in March 2018. Pursuant to the restated option agreement, the shareholders of Beijing Paipairongxin have irrevocably granted Shanghai Guangjian or any third party designated by Shanghai Guangjian an exclusive option to purchase all or part of their respective equity interests in Beijing Paipairongxin. The purchase price is equal to the registered capital corresponding to the concerning equity interest. Unless otherwise agreed, the shareholders of Beijing Paipairongxin will immediately gift Shanghai Guangjian or any third party designated by Shanghai Guangjian with the purchase price after Shanghai Guangjian or any third party designated by Shanghai Guangjian exercises the option. The shareholders of Beijing Paipairongxin agree that without their separate consent, Shanghai Guangjian may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Guangjian or its designated third party, Beijing Paipairongxin shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Beijing Paipairongxin also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Beijing Paipairongxin to any third party or create or allow any encumbrance on their equity interests within the term of this restated agreement. This restated agreement will remain effective until Shanghai Guangjian has acquired all equity interests of Beijing Paipairongxin from its shareholders.

Contractual Arrangements with Shanghai Zihe

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Manyin, our variable interest entity, Shanghai Zihe, and the shareholders of Shanghai Zihe.

Agreements that Provide Us with Effective Control over Shanghai Zihe

Loan Agreement. Shanghai Manyin entered into a loan agreement with each of the shareholders of Shanghai Zihe, namely Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our co-founders and shareholders in March 2018. Under the loan agreements, Shanghai Manyin has granted an interest-free loan of RMB100.0 million to the shareholders of Shanghai Zihe solely for the capital contributions to Shanghai Zihe. Upon written notice by Shanghai Manyin, the loan shall be repaid by the shareholders of Shanghai Zihe from the proceeds received by transferring their equity interests in Shanghai Zihe to Shanghai Manyin pursuant to the terms and conditions of the exclusive option agreement among Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe. If the proceeds received by the shareholders of Shanghai Zihe from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Manyin together with the principal. Shanghai Manyin has the right to request repayment of the loan before maturity.

Business Operation Agreement. Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into a business operation agreement on March 21,  2018. Pursuant to this agreement, Shanghai Zihe and its shareholders agree that to the extent permitted by law, they will accept and strictly execute instructions from Shanghai Manyin on business operations, such as appointment of directors and senior management. Shanghai Zihe and its shareholders further agree that, without prior written consent of Shanghai Manyin, Shanghai Zihe will not take any action that may have material effects on its assets, businesses, human resources, rights, obligations, or business operations. This agreement also requires each of Shanghai Zihe’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Manyin or any person(s) designated by Shanghai Manyin to execute shareholders’ rights on behalf of such shareholder. Unless terminated in advance pursuant this agreement, this agreement will remain effective for 30 years, renewable upon advance written notice by Shanghai Manyin.

Power of Attorney. Through a power of attorney dated March 21, 2018, each shareholder of Shanghai Zihe irrevocably authorizes Shanghai Manyin or any person(s) designated by Shanghai Manyin to act as his or her attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Zihe, such as the right to call a shareholders’ meeting, join a shareholders’ meeting and sign any shareholders resolutions; the right to nominate and appoint legal representative, directors, supervisors, general manager, chief financial officer and other officers, as well as all rights a shareholder may have as a shareholder under laws and constitutional documents. The power of attorney will remain in force and irrevocable during the term each shareholder remains as a shareholder of Shanghai Zihe.

Equity Pledge Agreement. Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into an equity pledge agreement on March 21, 2018. Pursuant to the equity pledge agreement, each shareholder of Shanghai Zihe has pledged all of his equity interest in Shanghai Zihe to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Zihe of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Zihe or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Zihe agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Zihe. The equity pledge agreement will remain effective until Shanghai Zihe and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreement that Allows Us to Receive Economic Benefits from Shanghai Zihe

Exclusive Technology Consulting and Service Framework Agreement. Shanghai Manyin, and Shanghai Zihe entered into an exclusive technology consulting and service framework agreement on March 21, 2018. Pursuant to this agreement, Shanghai Manyin or its designated party has the exclusive right to provide Shanghai Zihe with technical support, consulting services and other services. Without prior written consent from Shanghai Manyin, Shanghai Zihe shall not accept any technical support and services covered by this agreement from any third party. The service fees Shanghai Zihe is going to pay to Shanghai Manyin shall be determined on a case-by-case basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by Shanghai Manyin and its employees, the commercial value of the technology consulting and service to be provided by Shanghai Manyin and the revenue Shanghai Zihe generates due to the technology consulting and service provided by Shanghai Manyin. Shanghai Manyin shall own the intellectual property rights arising out of the provisions of services under this agreement. Unless Shanghai Manyin terminates this agreement in advance, this agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice. Although this agreement can be terminated by mutual agreement between Shanghai Manyin and Shanghai Zihe, Shanghai Zihe has no right to unilaterally terminate this agreement.

Agreement that Provides Us with the Option to Purchase the Equity Interest in Shanghai Zihe

Exlusive Option Agreement. Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into an exclusive option agreement on March 21, 2018. Pursuant to the exclusive option agreement, the shareholders of Shanghai Zihe have irrevocably granted Shanghai Manyin or any third party designated by Shanghai Manyin an exclusive option to purchase all or part of their respective equity interests in Shanghai Zihe at the lowest price permitted by the PRC laws. The shareholders of Shanghai Zihe will immediately gift Shanghai Manyin or any third party designated by Shanghai Manyin with the purchase price after Shanghai Manyin or any third party designated by Shanghai Manyin exercises the option. The shareholders of Shanghai Zihe agree that without their separate consent, Shanghai Manyin may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Manyin or its designated third party, Shanghai Zihe shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Shanghai Zihe also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Shanghai Zihe to any third party or create or allow any encumbrance on their equity interests within the term of this agreement. This agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice.

In the opinion of Grandall Law Firm (Shanghai), our PRC counsel:

•	the ownership structures of Shanghai Guangjian and Beijing Paipairongxin are in compliance with PRC laws or regulations currently in effect;
•	the ownership structures of Shanghai Manyin and Shanghai Zihe are in compliance with PRC laws or regulations currently in effect;
•

the contractual arrangements among Shanghai Guangjian, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only) governed by PRC law are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect; and

•

the contractual arrangements among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe governed by PRC law are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. In particular, in January 2015, the MOC published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the draft Foreign Investment Law, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance marketplace business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to Shanghai Zihe and Beijing Paipairongxin, our variable interest entities, and its subsidiaries, and Beijing Paipairongxin’s subsidiaries, in particular Shanghai PPDai, do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

D.	Property, Plants and Equipment

Our corporate headquarters is located in Shanghai, where we lease office space with an area of approximately 30,933 square meters as of the date of this annual report. For our customer services and loan collection services, we lease an area of approximately 5,385 square meters in Wuxi, and area of approximately 3,352 square meters in Changsha, and an area of approximately 9,528 square meters in Hefei. We also lease office space in Beijing. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from one year to five years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F. This report contains forward-looking statements. See “Forward-Looking Statements” on page 1 of this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, we are the first online consumer finance marketplace in China connecting unserved or underserved borrowers and investors by traditional financial institutions, according to iResearch. As of December 31, 2017, we had over 65.4 million registered users.

We strategically focus on serving borrowers between the ages of 20 and 40, the young generation that is typically more receptive to internet financial services and many of whom have very limited or no credit record. We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platform.

We provide investors with an opportunity to invest in an emerging asset class—consumer loans—through a variety of investment options. Investors may subscribe to loans based on the profiles of approved borrowers listed on our platform, use automated investing tools or enroll in various investment programs. We offer attractive risk-adjusted returns supported by a set of comprehensive risk management procedures. To meet investors’ demands for liquidity, we have also established a secondary loan market.

We generate revenues primarily from fees charged to borrowers for our services in matching them with investors and for other services we provide over the loan lifecycle. We have experienced rapid growth in recent years. Our operating revenues grew from RMB197.4 million in 2015 to RMB1.2 billion in 2016, and further to RMB3.9 billion (US$598.8 million) in 2017. A substantial portion of our operating revenues for these periods were attributable to fees charged to borrowers. We had a net profit of RMB501.5 million in 2016, compared to a net loss of RMB72.1 million in 2015. Our net profit further increased to RMB1.1 billion (US$166.4 million) in 2017. Our total assets as of December 31, 2015 and 2016 and 2017 were RMB736.9 million, RMB2.1 billion and RMB8.6 billion (US$1.3 billion), respectively.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting China’s online consumer finance marketplace industry, which include, among other things:

•	China’s overall economic growth,
•	per capita disposable income,
•	fluctuation of interest rates,
•	development of regulatory environment for the China’s online consumer finance industry, and
•	growth of mobile internet penetration, including the popularity of smart mobile devices.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services. For example, in August 2017, the Shanghai financial regulatory authorities required Shanghai PPDai to provide certain undertakings with respect to its “business scale.” Accordingly, Shanghai PPDai has undertaken to ensure that its “business scale” (which we understand, based on our communication with the authorities, refers to the outstanding balance of loans invested by individual investors facilitated by our Shanghai operations) does not exceed the total outstanding balance of loans invested through our platform as of June 30, 2017 which amounted to RMB20.6 billion (US$3.0 billion), until March 31, 2018 or as otherwise specified by relevant regulatory authorities in the future, which we believe to be the completion of registration with Shanghai financial regulatory authorities). As of March 31, 2018, the total outstanding balance of loans invested by individual investors facilitated by our Shanghai operations was close to, but did not exceed, the upper limit imposed by the authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected” for more information.

Specific Factors Affecting Our Results of Operations

While our business is exposed to general factors affecting the online consumer finance industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors.

Ability to Maintain and Expand our Borrower Base in a Cost-Effective Manner

Our revenues are dependent on our ability to acquire new borrowers and retain and increase engagement of existing borrowers. For 2015, 2016 and 2017, we served approximately 666,000, 3.4 million and 8.7 million borrowers, respectively. We use various means, including mobile app stores, search engine marketing, online advertising and online partnerships, to attract new borrowers. We are continuously seeking to improve and optimize user experience to achieve a high level of borrower satisfaction, which helps to attract and retain borrowers. We will also continue to develop new loan products to enhance engagement of our borrowers.

Our results of operations and ability to sustain and increase loan volumes will depend, in part, on the effectiveness of our sales and marketing efforts. Our sales and marketing expenses were 63.6%, 29.2% and 20.2% of our total operating revenues in 2015, 2016 and 2017, respectively. The significant decrease in our sales and marketing expenses as a percentage of our total operating revenues was attributable to our efforts to optimize effectiveness of borrower acquisition and an increase in revenues contribution by existing borrowers. We intend to continuously dedicate significant resources to borrower acquisition and improve the effectiveness of these efforts.

Ability to Maintain and Expand our Investor Base

Our revenues are also dependent on the growth in our investor base. The number of individual investors who invested through our marketplace increased from approximately 135,000 in 2015 to over 240,000 in 2016 and over 307,000 in 2017. We have also had increased investments from institutional investors. Going forward, we will continue to retain existing investors and attract new investors by providing diversified investment options, offering attractive returns and enhanced investing tools to meet their varied investment objectives. From time to time, we will also offer incentives to encourage investments through our marketplace. In addition, we plan to strategically expand our investor base and increase the average investment amount per investor.

Maintenance of Effective Risk Management

Our ability to effectively segment borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and investors as well as our ability to offer investors attractive risk-adjusted returns, both of which directly relate to users’ confidence in our marketplace. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations.

Furthermore, we have established a quality assurance fund mechanism to protect relevant investors from potential losses resulting from delinquent loans. We used to have several investor reserve funds to protect relevant investors from underperformace of investment programs. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” We determine the contributions to these funds based on the estimated loan delinquency rates. Our ability to accurately estimate loan delinquency rates has an impact on the balance of the quality assurance fund and the investor reserve funds, which have an impact on our consolidated statements of comprehensive income/(loss). See “—Critical Accounting Policies, Judgments and Estimates—Quality Assurance Fund Payable and Receivable” and “—Critical Accounting Policies, Judgments and Estimates—Financial Guarantee Derivative.”

Ability to Price Accurately

Our profitability largely depends on our ability to reasonably price the loans facilitated through our marketplace. We implement segmented pricing for our standard loan products, which contributed a majority of our revenues in the periods presented in this annual report. Prospective borrowers for our standard loan products are divided into eight segments based on our proprietary credit scoring model: Level I applicants have the lowest risk of default whereas Level VIII loan applicants, whose applications will be rejected, have the highest risk of default. The transaction fee rate that we charge borrowers for standard loan products varies depending on their respective credit levels and duration of the underlying loan.

Ability to Innovate

Our growth to date has depended on, and our future success will depend in part on, successfully meeting borrower and investor demand for new loan products and innovative investment options. We have made and intend to continue to make substantial investments to develop loan products and investment options for borrowers and investors. For borrowers, we plan to introduce new features and products that meet their evolving financial needs at different stages of their lives. For investors, we will continue expanding our investment product portfolio to meet their needs for different target returns, risk preferences, investment horizon and liquidity requirements. In addition, we plan to provide investors with enhanced tools to increase their investment efficiency and promote greater transparency so that investors are able to better monitor and manage their investments on our marketplace. Failure to continue to successfully develop and offer innovative products could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.

In addition, our success to date is largely attributable to our ability to seamlessly integrate the use of technologies into provision of financial services. We have being focusing on leveraging our big-data analytics and machine learning capabilities to increase the automation level of our platform and optimize our operational efficiency in various aspects. As our business grows, we will continue to invest in strengthening our technology infrastructure, which may result in the increase of our origination and servicing expenses.

Ability to Compete Effectively

We compete for both borrowers and investors with a variety of players in the consumer finance industry, ranging from traditional financial institutions to emerging online finance providers and marketplaces. We must compete effectively in order to grow our platform and increase our revenues. We intend to continue to invest in product development, technology infrastructure and our sales and marketing capabilities to address the competition we face.

Loan Performance Data

Delinquency Rate by Balance

We define delinquency rate as the balance of the outstanding principal for loans that were 15 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149 and 150 to 179 calendar days past due as a percentage of the total outstanding balance of principal for the loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are typically charged-off and are not included in the delinquency rate calculation. The following table provides the delinquency rates for all outstanding loans on our platform as of the respective dates indicated. Since the origination amount of our standard loan products accounted for the vast majority of the total amount of loans facilitated through our platform for the periods presented, the delinquency information below mainly reflects the performance of our standard loan products. Historical delinquency rates by balance were relatively stable. The delinquency rates as of December 31, 2107 were relatively higher than previous delinquency rates primarily due to a sudden adverse change in market conditions.

	Delinquent for
	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2015	0.79%	1.75%	1.10%	1.01%	0.87%	0.67%
June 30, 2015	0.88%	1.06%	0.67%	0.54%	0.89%	0.67%
September 30, 2015	0.67%	0.89%	0.61%	0.54%	0.44%	0.35%
December 31, 2015	0.80%	0.93%	0.51%	0.49%	0.39%	0.32%
March 31, 2016	0.62%	0.93%	0.72%	0.61%	0.48%	0.32%
June 30, 2016	0.82%	1.01%	0.63%	0.43%	0.47%	0.44%
September 30, 2016	0.83%	1.11%	0.80%	0.63%	0.49%	0.39%
December 31, 2016	0.63%	0.91%	0.75%	0.79%	0.69%	0.57%
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%

Delinquency Rate by Vintage

We refer to loans facilitated during a specified time period as a vintage. We define vintage delinquency rate as (i) the total amount of principal for all loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total amount of initial principal for all loans in such vintage. Loans that have been charged-off are included in the calculation of vintage delinquency rates.

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all continuing loan products facilitated through our online marketplace:

(1)

Our vintage delinquency rate for loans facilitated during 2015 was 4.30%, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(2)

Our vintage delinquency rate for loans facilitated during 2016 was 4.94%, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3)

As of December 31, 2017, our vintage delinquency rate for loans facilitated during the first three quarters was 4.14%, calculated as the volume weighted average of the quarterly vintage delinquency rates as of December 31, 2017. As loans facilitated during 2017 continue to age, the delinquency rate for the 2017 vintage, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage, may be different from the vintage delinquency rate of 4.14% as of December 31, 2017.

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2015Q1	1.95%	2.75%	3.46%	3.98%	4.36%	4.58%	4.67%	4.69%	4.73%	4.76%	4.74%
2015Q2	1.74%	2.66%	3.38%	3.75%	4.02%	4.15%	4.30%	4.38%	4.45%	4.46%	4.46%
2015Q3	1.46%	2.13%	2.70%	3.15%	3.47%	3.68%	3.77%	3.85%	3.93%	4.01%	4.02%
2015Q4	1.54%	2.27%	2.88%	3.17%	3.53%	3.77%	3.97%	4.12%	4.26%	4.32%	4.33%
2016Q1	1.00%	1.57%	2.21%	2.82%	3.33%	3.77%	4.09%	4.33%	4.45%	4.57%	4.59%
2016Q2	1.75%	2.49%	3.21%	3.77%	4.17%	4.39%	4.59%	4.76%	4.88%	4.94%	4.96%
2016Q3	1.67%	2.45%	2.96%	3.47%	3.87%	4.11%	4.27%	4.44%	4.59%	4.70%	4.77%
2016Q4	1.29%	2.07%	2.66%	3.15%	3.59%	3.97%	4.32%	4.62%	4.88%	5.07%	5.18%
2017Q1	1.20%	2.01%	2.68%	3.32%	3.87%	4.33%	4.68%	4.98%	—	—	—
2017Q2	1.72%	2.89%	3.81%	4.55%	5.14%	—	—	—	—	—	—
2017Q3	1.82%	2.93%	—	—	—	—	—	—	—	—	—

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our total operating revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenues:
Loan facilitation service fees	164,279	83.2	911,448	75.4	2,843,287	437,005	73.0
Post-facilitation service fees	8,011	4.1	126,823	10.5	668,819	102,796	17.2
Other revenue	25,062	12.7	170,403	14.1	491,400	75,527	12.6
Expected discretionary payment to investors protected by investor reserve funds	—	—	—	—	(107,660)	(16,547)	(2.8)
Total operating revenues	197,352	100.0	1,208,674	100.0	3,895,846	598,781	100.0
Net interest income and loan provision gains/(losses):
Net interest income	4,249	2.2	41,789	3.5	31,377	4,822	0.8
Loan provision gains/(losses)	(5,912)	(3.0)	(34,705)	(2.9)	(46,586)	(7,160)	(1.2)
Net interest income and loan provision gains/(losses)	(1,663)	(0.8)	7,084	0.6	(15,209)	(2,338)	(0.4)
Net revenues	195,689	99.2	1,215,758	100.6	3,880,637	596,443	99.6
Operating expenses:
Origination and servicing expenses	(99,383)	(50.4)	(388,149)	(32.1)	(974,522)	(149,781)	25.1
Sales and marketing expenses	(125,439)	(63.6)	(352,952)	(29.2)	(788,291)	(121,158)	20.2
General and administrative expenses	(115,942)	(58.7)	(237,808)	(19.7)	(588,664)	(90,476)	15.1
Total operating expenses	(340,764)	(172.7)	(978,909)	(81.0)	(2,351,477)	(361,415)	60.4
Other income(1)	77,299	39.1	312,908	25.9	(171,542)	(26,366)	4.4
Profit/(loss) before income tax expenses	(67,776)	(34.4)	549,757	45.5	1,357,618	208,662	34.8
Income tax expense	(4,364)	(2.2)	(48,267)	(4.0)	(274,711)	(42,222)	7.0
Net profit/(loss)	(72,140)	(36.6)	501,490	41.5	1,082,907	166,440	27.8

(1)	The following table sets forth the breakdown of our other income/(expenses):

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other income:
Gain from quality assurance fund	42,358	21.5	99,961	8.3	5,885	904	0.2
Realized gain from financial guarantee derivatives	19,549	9.9	31,999	2.7	169,103	25,991	4.3
Fair value change of financial guarantee derivatives	15,757	8.0	146,653	12.1	(383,061)	(58,875)	(9.8)
Gain from disposal of a subsidiary	—	—	20,611	1.7	—	—	—
Other income, net	(365)	(0.3)	13,684	1.1	36,531	5,614	0.9
Total other income	77,299	39.1	312,908	25.9	(171,542)	(26,366)	(4.4)

Revenues

Our operating revenues include loan facilitation service fees, post-facilitation service fees and other revenues. The following table sets forth the breakdown of our operating revenues, both in absolute amount and as a percentage of our total operating revenues, for the periods presented:

	Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenues:
Loan facilitation service fees	164,279	83.2	911,448	75.4	2,843,287	437,005	73.0
Post-facilitation service fees	8,011	4.1	126,823	10.5	668,819	102,796	17.2
Other revenue	25,062	12.7	170,403	14.1	491,400	75,527	12.6
Expected discretionary payment to investors protected by investor reserve funds	—	—	—	—	(107,660)	(16,547)	(2.8)
Total operating revenues	197,352	100.0	1,208,674	100.0	3,895,846	598,781	100.0
Net interest income and loan provision gains/(losses)	(1,663)	(0.8)	7,084	0.6	(15,209)	(2,338)	(0.4)
Net revenues	195,689	99.2	1,215,758	100.6	3,880,637	596,443	99.6

We generate revenues primarily from fees charged to borrowers.

Loan Facilitation Service Fees

For each loan facilitated on our platform, we charge a transaction fee to the borrower at certain percentage of the loan principal and allocate such fee between loan facilitation services and post-facilitation services that we provide. Loan facilitation service fees are the portion of transaction fees charged to borrowers in relation to the work we perform through our platform in connecting borrowers with investors and facilitating the origination of loan transactions. The rate of the transaction fees varies depending on the type, pricing and term of the underlying loan. Currently, rates of transaction fees range from 3.0% to 11.0% for our standard loan products.

2017 Compared to 2016. Loan facilitation service fees increased significantly by 212.0% from RMB911.4 million in 2016 to RMB2.8 billion (US$437.0 million) in 2017, primarily attributable to the substantial increase in the total origination amount of loans facilitated through our platform, which increased from approximately RMB19.9 billion in 2016 to RMB65.6 billion (US$10.1 billion) in 2017. The increase in the loan origination amount was primarily driven by the increase in number of unique borrowers we served from approximately 3.4 million in 2016 to approximately 8.7 million in 2017. The average rate of transaction fees charged to borrowers was 6.5% in 2017, compared to 6.4% in 2016.

2016 Compared to 2015. Loan facilitation service fees increased by 454.8% from RMB164.3 million in 2015 to RMB911.4 million in 2016, primarily attributable to the substantial increase in the total origination amount of loans facilitated through our platform, which increased from approximately RMB5.1 billion in 2015 to RMB19.9 billion in 2016, and to a lesser extent, the increase in the average rate of transaction fees charged to borrowers, from 3.6% in 2015 to 6.4% in 2016. The increase in the loan origination amount was primarily driven by the increase in number of unique borrowers on our platform from approximately 666,000 in 2015 to approximately 3.4 million in 2016.

Post-facilitation Service Fees

Post-facilitation service fees are the portion of transaction fees charged to borrowers in relation to services we provide after loan origination, such as repayment facilitation and loan collection.

2017 Compared to 2016. Post-facilitation service fees increased significantly by 427.4% from RMB126.8 million in 2016 to RMB668.8 million (US$102.8 million) in 2017, primarily attributable to the substantial increase in the origination amount of loans facilitated through our platform and the rolling impact of deferred transaction fees.

2016 Compared to 2015. Post-facilitation service fees increased significantly from RMB8.0 million in 2015 to RMB126.8 million in 2016, primarily attributable to the substantial increase in the origination amount of loans facilitated through our platform and the rolling impact of deferred transaction fees.

Other Revenue

Other revenue mainly includes collection fees charged to borrowers, management fees charged to investors who subscribe to investment programs that invest in loans protected by the quality assurance fund, and services fees charged to investors for selling loans over our secondary loan market.

2017 Compared to 2016. Other revenue increased by 188.4% from RMB170.4 million in 2016 to RMB491.4 million (US$75.5 million) in 2017, primarily attributable to an increase in collection fees due to increased amount of delinquent loans, which resulted from the substantial increase in the total amount of loans facilitated on our platform.

2016 Compared to 2015. Other revenue increased by 578.9% from RMB25.1 million in 2015 to RMB170.4 million in 2016, primarily attributable to an increase in collection fees from RMB18.1 million in 2015 to RMB92.9 million in 2016 primarily due to increased amount of delinquent loans, which resulted from the substantial increase in the total amount of loans facilitated on our platform, and to a lesser extent, due to an adjustment in our collection fee policy in July 2015 to start charging a minimum collection fee of RMB10 (US$1.5) for each collection of overdue principal that is over RMB50 (US$7.4). Our collection fees increased in 2016 as a percentage of total loan principal that became delinquent during the period also due to the adjustment in our collection fee policy in July 2015.

Expected Discretionary Payment to Investors Protected by Investor Reserve Funds

Expected discretionary payment to investors protected by investor reserve funds represents a one-off voluntary provision we made in December 2017 to compensate investors who invested in investment programs we offered before January 1, 2018 for potential differences between the lower limits of estimated rates of return of the investment programs they invested in and the expected returns of the underlying loans corresponding to those investment programs. See “Item 5. Operating and Financial Revew and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Financial Guarantee Derivative.”

Net Interest Income and Loan Provision Gains/(Losses)

In 2017, we recorded RMB47.0 million (US$7.2 million) interest income, RMB15.6 million (US$2.4 million) interest expenses and RMB46.6 million (US$7.2 million) loan provision losses, compared to RMB60.0 million (US$8.6 million) interest income, RMB18.2 million (US$2.6 million) interest expenses and RMB34.7 million (US$5.0 million) loan provision losses in 2016.

A substantial portion of our interest income, interest expenses and loan provision losses in 2017 was related to the trusts we set up for the purpose of serving institutional investors. Since September 2016, as part of our efforts to develop new products offerings for institutional investors, we have set up, either by ourselves or with other institutional investors, several trusts. Those trusts are administered by third-party trust companies. We are considered the primary beneficiary of those trusts under U.S. GAAP. We have consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP. In 2017, we recorded total interest income of RMB45.0 million (US$6.9 million) and a total loan provision loss of RMB44.4 million (US$6.8 million) in relation to those trusts. In 2016, we recorded total interest income of RMB1.1 million and a total loan provisions loss of RMB1.1 million in relation to the first trust we set up in 2016. See note 4 of our consolidated financial statement attached hereto for more details of those trusts.

In 2016, we recorded RMB60.0 million interest income, RMB18.2 million interest expenses and RMB34.7 million loan provision losses, compared to RMB4.4 million interest income, RMB0.2 million interest expenses and RMB5.9 million loan provision losses in 2015. A majority of the interest income, interest expenses and loan provision losses in 2016 was related to the business of Shanghai Hepai Investment Management Co., Ltd., or Shanghai Hepai, a former wholly-owned subsidiary of Beijing Paipairongxin. Shanghai Hepai is a wealth management company that makes investments on behalf of its customers. In 2016, we recorded a net profit of RMB0.2 million from Shanghai Hepai, compared to a net loss of RMB0.8 million in 2015. On September 30, 2016, we disposed of our entire equity interest in Shanghai Hepai to independent third parties.

To improve efficiency in loan facilitation, we used to invest in under-subscribed loans on our platform using our own funds in certain circumstances. We gradually ceased this practice. As of the date of this annual report, all outstanding balance of such investments had been settled. Interest income and interest expenses generated from and loan provision losses associated with such investments were reported in our consolidated statements of comprehensive income/(loss) for the periods presented.

Operating Expenses

Our operating expenses consist of origination and servicing expenses, sales and marketing expenses and general and administrative expenses. We expect our operating expenses to increase in absolute amount in the foreseeable future as our business grows. The following table sets forth our operating expenses, both in absolute amount and as a percentage of our operating revenues, for the periods presented.

	For the Year Ended December 31,
	2015		2016		2017
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Origination and servicing expenses	(99,383)	(50.4)	(388,149)	(32.1)	(974,522)	(149,781)	(25.1)
Sales and marketing expenses	(125,439)	(63.6)	(352,952)	(29.2)	(788,291)	(121,158)	(20.2)
General and administrative expenses	(115,942)	(58.7)	(237,808)	(19.7)	(588,664)	(90,476)	(15.1)
Total operating expenses	(340,764)	(172.7)	(978,909)	(81.0)	(2,351,477)	(361,415)	(60.4)

Origination and Servicing Expenses

Origination and servicing expenses consist primarily of expenses for credit assessment, loan origination, salaries and benefits for the personnel who work on credit checking, data processing and analysis, loan origination, customer service and loan collection.

2017 Compared to 2016. Our origination and servicing expenses increased by 151.1% from RMB388.1 million in 2016 to RMB974.5 million (US$149.8 million) in 2017, primarily due to the increase in salaries and benefits resulting from the increase in headcount particularly for our consumption loan products and loan collection services. To a lesser extent, the increase in our origination and servicing expenses was also due to an increase in referral fees paid to third parties for successful loan originations from RMB46.1 million in 2016 to RMB195.7 million (US$30.1 million) in 2017. The origination and servicing expenses in 2016 and 2017 included fees of RMB38.3 million and RMB84.4 million (US$13.0 million), respectively, that we paid to PPcredit Data Service (Shanghai) Co., Ltd., or PPcredit, a related party controlled by our founders, for its data collection services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with PPcredit.”

2016 Compared to 2015. Our origination and servicing expenses increased by 290.6% from RMB99.4 million in 2015 to RMB388.1 million in 2016, primarily due to the increase in salaries and benefits resulting from the increase in headcount particularly for our consumption loan products and loan collection services. To a lesser extent, the increase in our origination and servicing expenses was also due to an increase in referral fees paid to third parties for successful loan originations from RMB2.2 million in 2015 to RMB46.1 million in 2016, and an increase in the expenses associated with data processing and analysis. The origination and servicing expenses in 2016 included fees of RMB38.3 million that we paid to PPcredit for its data collection services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with PPcredit.”

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses.

2017 Compared to 2016. Our sales and marketing expenses increased by 123.3% from RMB353.0 million in 2016 to RMB788.3 million (US$121.2 million) in 2017. The increase was primarily due to the increase in expenses associated with online customer acquisition, which expenses climbed from RMB250.6 million in 2016 to RMB482.6 million (US$74.2 million) in 2017. Our online borrower acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in expenses associated with online borrower acquisition was primarily due to the increase in the number of new borrowers from 3.0 million in 2016 to approximately 6.8 million in 2017. When assessing the effectiveness of our sales and marketing programs, we generally consider borrower acquisition costs as well as the loan default risk of borrowers acquired through these programs. To a lesser extent, the increase in the sales and marketing expenses was due to the increased amount we paid to third-party online payment service providers for our investors and borrowers. Our sales and marketing expenses as a percentage of our total operating revenues decreased from 29.2% to 20.2% during the same period, primarily attributable to an increase in revenue contribution by existing borrowers.

2016 Compared to 2015. Our sales and marketing expenses increased by 181.4% from RMB125.4 million in 2015 to RMB353.0 million in 2016. The increase was primarily due to the increase in expenses associated with online borrower acquisition, which expenses climbed from RMB109.4 million in 2015 to RMB250.6 million in 2016. The increase in expenses associated with online borrower acquisition was primarily due to the increase in the number of new borrowers from 602,429 in 2015 to approximately 3.0 million in 2016. To a lesser extent, the increase in the sales and marketing expenses was due to the increased amount we paid to third-party online payment service providers for our investors and borrowers, which climbed from RMB12.2 million in 2015 to RMB39.1 million in 2016. Our sales and marketing expenses as a percentage of our total operating revenues decreased from 63.6% to 29.2% during the same period, mainly due to the increase in average rate of our transaction fees charged to borrowers from 3.6% in 2015 to 6.4% in 2016, which contributed to the increase in our operating revenues. The decrease was also attributable to more efficient online borrower acquisition, which was mainly due to the expansion in our product offering in 2016 to include handy cash loans that helped acquire a number of new borrowers through online channels.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and benefits related to management, research and development, finance and administrative personnel, rental, professional service fees and other expenses.

2017 Compared to 2016. Our general and administrative expenses increased by 147.5% from RMB237.8 million in 2016 to RMB588.7 million (US$90.5 million) in 2017, primarily due to the increase in staff costs and recognition of share based compensation expenses of RMB106.2 million related to employee options granted historically with a performance target contingent upon IPO and cancellation of the share based compensation plan of a subsidiary company. Our general and administrative expenses as a percentage of our total operating revenues decreased from 19.7% to 15.1% during the same period, primarily because of improved operation efficiency.

2016 Compared to 2015. Our general and administrative expenses increased by 105.1% from RMB115.9 million in 2015 to RMB237.8 million in 2016, primarily resulting from increases in research and development expenses, legal and consultancy fees as well as rental and property expenses. Our general and administrative expenses as a percentage of our total operating revenues decreased from 58.7% to 19.7% during the same period, primarily because of improved operational efficiency.

Other Income

2017 Compared to 2016. We recorded other expenses of RMB171.5 million (US$26.4 million) in 2017, compared to other income of RMB312.9 million in 2016. We recorded other loss primarily because we had a negative RMB383.1 million (US$58.9 million) fair value change of financial guarantee derivatives due to an upward adjustment in the expected default rate for underlying loans investment programs protected by the investor reserve funds, which was partially offset by (i) a gain of RMB5.9 million (US$0.9 million) from the quality assurance fund resulting from the growth in loans facilitated on our platform that are protected by the quality assurance fund, and (ii) a realized gain of RMB169.1 million (US$26.0 million) from financial guarantee derivatives due to the amount of investment programs maturing during the period.

2016 Compared to 2015. We recorded other income of RMB312.9 million in 2016, compared to RMB77.3 million in 2015. The increase in other income was primarily due to RMB146.7 million fair value change of financial guarantee derivatives resulting from a substantial increase in total amount of investment programs, RMB100.0 million gain from quality assurance fund resulting from a growth in loans facilitated by our platform that are protected by the quality assurance fund protection, RMB32.0 million realized gain from financial guarantee derivatives due to the increase in total amount of investment programs, and RMB20.6 million gain arising from the disposal of Shanghai Hepai in September 2016.

Income Tax Expenses

2017 Compared to 2016. We had income tax expenses of RMB274.7 million (US$42.2 million) in 2017, compared to income tax expenses of RMB48.3 million in 2016. The increase was primarily due to the improved profitability in 2017.

2016 Compared to 2015. We had income tax expenses of RMB48.3 million in 2016, compared to income tax expenses of RMB4.4 million in 2015. The change was primarily due to an increase in the profits of Shanghai PPDai.

Net Profit/(Loss)

As a result of the foregoing, our net profit increased from RMB501.5 million in 2016 to RMB1.1 billion (US$166.4 million) in 2017, and we recorded a net profit of RMB501.5 million in 2016, compared to a net loss of RMB72.1 million in 2015.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our PRC subsidiaries, variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Besides, a company is qualified as a “software enterprise,” that company is entitled to an exemption of income tax for the first two fiscal years and a favorable tax rate of 12.5% from the third to the fifth year. Such qualification is reassessed by relevant governmental authorities annually. In November 2013, Shanghai PPDai was qualified as a “high and new technology enterprise” and thus was subject to a preferential statutory tax rate of 15% for 2014, 2015 and 2016. After a reassessment conducted by the relevant PRC governmental authorities in 2016, it has been confirmed that Shanghai PPDai continues to be qualified as a “high and new technology enterprise” and therefore will continue to enjoy the preferential statutory tax rate of 15% from 2017 through 2019. Shanghai Shanghu was qualified as a “software enterprise” on January 25, 2018 and is currently in the process of applying for the preferential tax treatment.

We are subject to value added tax, or VAT, at a rate of 6% on the services we provide to borrowers and investors, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2015, 2016 and 2017. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	92,495	404,678	1,891,131	290,661
Restricted cash	269,761	802,887	2,392,573	367,732
Short-term investments	34,468	260,000	1,958,910	301,079
Quality assurance fund receivable	115,484	286,812	1,152,769	177,177
Financial guarantee derivative assets	20,638	167,291	—	—
Total assets	736,920	2,147,291	8,603,663	1,322,360
Liabilities, Mezzanine Equity and Shareholders’ Deficit
Liabilities:
Payable to platform customers	176,165	421,659	1,113,966	171,213
Quality assurance fund payable	125,651	473,704	2,062,844	317,053
Deferred Revenue	13,680	162,896	265,094	40,744
Provision for payment to investors protected by investor reserve funds	—	—	107,660	16,547
Financial guarantee derivative liabilities	—	—	215,770	33,163
Total liabilities	468,543	1,375,069	4,921,475	756,416
Total mezzanine equity	585,770	1,210,645	—	—
Total shareholders’ deficit	(317,393)	(438,423)	3,682,188	565,944

Cash and Cash Equivalents

Our cash and cash equivalents increased by 337.5% from RMB92.5 million as of December 31, 2015 to RMB404.7 million as of December 31, 2016, primarily due to an increase in operating cash flows resulting from our improved profitability in 2016. Our cash and cash equivalents increased by 367.3% from RMB404.7 million as of December 31, 2016 to RMB1.9 billion (US$290.7 million) as of December 31, 2017, primarily due to an increase in operating cash flows resulting from our improved profitability in 2017 and also proceeds from our IPO during the year.

Restricted Cash

Restricted cash mainly included cash in quality assurance fund, cash in investor reserve funds, cash received from investors or borrowers that has yet to be distributed and cash held as collateral for short-term bank loans which were fully repaid in 2016. The following table sets forth a breakdown of our restricted cash as of December 31, 2015, 2016 and 2017:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance fund	52,863	329,549	1,058,617	162,706
Investor reserve funds	19,680	51,679	175,215	26,930
Cash received from investors or borrowers	176,165	421,659	1,113,966	171,213
Cash held as collateral for short-term bank loans	21,053	—	—	—
Cash received via consolidated trust that has not yet been distributed	—	—	44,775	6,883
Total restricted cash	269,761	802,887	2,392,573	367,732

Restricted cash increased by 197.6% from RMB269.8 million as of December 31, 2015 to RMB802.9 million as of December 31, 2016, primarily due to an increase of RMB276.7 million in cash in quality assurance fund resulting from the significant growth of loans facilitated on our platform that are protected by the quality assurance fund in 2016, as well as an increase of RMB245.5 million in cash received from investors or borrowers that has yet to be distributed due to a settlement time lag, which was attributable to the significant growth in loans facilitated on our platform in 2016.

Restricted cash increased by 198.0% from RMB802.9 million as of December 31, 2016 to RMB2.4 billion (US$367.7 million) as of December 31, 2017 primarily due to (i) an increase of RMB729.1 million (US$112.1 million) in cash in quality assurance fund resulting from the significant growth of loans facilitated on our platform that are protected by the quality assurance fund in 2017; (ii) an increase of RMB692.3 million (US$106.4 million) in cash received from investors or borrowers that has yet to be distributed due to a settlement time lag, which was attributable to the significant growth in loans facilitated on our platform in 2017.

Short-term Investments

Short-term investments mainly consist of investments in time deposits placed with banks with original maturities between three months and one year and investments in short-term wealth management products. Our short-term investments increased by 654.3% from RMB34.5 million as of December 31, 2015 to RMB260.0 million as of December 31, 2016, primarily due to the new investment in a money market fund. Our short-term investments further increased by 653.4% to RMB2.0 billion (US$301.1 million) as of December 31, 2017, primarily due to our increased investment in wealth management products.

Quality Assurance Fund Receivable

Quality assurance fund receivable increased by 148.4% from RMB115.5 million as of December 31, 2015 to RMB286.8 million as of December 31, 2016 and further increased by 301.9% to RMB1.2 billion (US$177.2 million) as of December 31, 2017, primarily due to the significant growth of loans facilitated on our platform that are protected by the quality assurance fund.

Provision for Payment to Investors Protected by Investor Reserve Funds

See “Item 5. Operating and Financial Revew and Prospects—A. Operating Results—Results of Operations—Revenues—Expected Discretionary Payment to Investors Protected by Investor Reserve Funds.”

Financial Guarantee Derivative

Financial guarantee derivative asset increased by 710.6% from RMB20.6 million as of December 31, 2015 to RMB167.3 million as of December 31, 2016 primarily due to the significant growth in investment programs that were protected by investor reserve funds. We reported a financial guarantee derivative liability of RMB215.8 million (US$33.2 million) as of December 31, 2017 primarily due to an upward adjustment in expected default rates in the underlying loans of the investment programs that were protected by investor reserve funds, which led to a reduction of our estimated rates of return of such investment programs to levels below the lower limit of expected investment returns to investors in such investment programs.

Payable to Platform Customers

Payable to platform customers represents the amount payable to investors or borrowers but was temporarily held by us due to a settlement time lag. Payable to platform customers increased by 139.3% from RMB176.2 million as of December 31, 2015 to RMB421.7 million as of December 31, 2016 and further increased by 164.2% to RMB1.1 billion (US$171.2 million) as of December 31, 2017, primarily due to the significant growth in loans facilitated on our platform and the increased investor and borrower activity on our platform.

Quality Assurance Fund Payable

Quality assurance fund payable increased by 277.0% from RMB125.7 million as of December 31, 2015 to RMB473.7 million as of December 31, 2016 and further increased by 335.5% to RMB2.1 billion (US$317.1 million) as of December 31, 2017, primarily due to the significant growth of loans facilitated on our platform that are protected by the quality assurance fund.

Deferred Revenue

Deferred revenue increased from RMB13.7 million as of December 31, 2015 to RMB162.9 million as of December 31, 2016 and further increased to RMB265.1 million (US$40.7 million) as of December 31, 2017. The increases were primarily due to the significant growth of loans facilitated on our platform.

Total Mezzanine Equity

Total mezzanine equity increased by 106.7% from RMB585.8 million as of December 31, 2015 to RMB1.2 billion as of December 31, 2016, primarily due to the increase in fair value of our preferred shares. As of December 31, 2017, we recorded nil mezzanine equity as our preferred shares had been converted into ordinary shares upon our IPO.

Critical Accounting Policies, Judgments and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Revenue recognition

We engage primarily in operating an online consumer finance marketplace connecting borrowers with investors. We provide services to match borrowers with investors and facilitate loan transactions on our marketplace through the complete lifecycle of loans.

Our platform provides investors with various investment options, broadly categorized into “single loans” and “investment programs.” All of our primary loan products, including standard loan products, handy cash loan products, and consumption loan products, are single loans. Investors may choose to subscribe to single loans based on the profiles of approved borrowers listed on our platform. They may also elect to participate in one of our investment programs that cater to different investment preferences and enable them to enjoy investment returns while minimizing the time needed to manage their investments.

Following the step-by-step instructions on our platform, prospective borrowers can generally submit loan applications after providing certain basic personal information. Our proprietary data-driven credit scoring system generally completes credit assessment in one hour. Repeat borrowers with satisfactory credit history with us may even receive credit decisions in as little as one minute. Based on the credit decision, we assign a Magic Mirror score and credit limit to the borrower.

With respect to our standard loan products, representing more than 70% of the loan volume facilitated through our platform, if a borrower finds the terms of the credit decision acceptable, he or she can submit a loan request, which will specify the loan transaction fee, interest rate, and quality assurance contribution, where applicable. The borrower can decide on a loan-by-loan basis whether he or she wants to participate in the quality assurance protection program while certain borrowers (normally borrowers with relatively poorer credit scores) are required to participate in the quality assurance protection and make a contribution to the quality assurance fund. Immediately upon loan matching for most of our standard loans, we receive the upfront transaction fee, which is deducted from the funds released from the investor(s)’ account to the borrower’s account, but does not reduce the principal amount of the loan. The borrower is responsible to repay the entire principal amount to the corresponding investor(s). Starting from early December, 2017, all interests paid to investors and fees from borrowers have been collected by instalments along with borrowers’ loan repayment. Since then, full amount of principal of each successfully matched loan is released to the borrower.

Apart from “single loans,” an investor can also choose to enroll in certain investment programs with various investing periods. When enrolling in such programs, he or she shall agree to the program’s service agreement, which specifies his or her rights and obligations. Similar to “single loans”, the investor shall not cancel the funding commitment or change the amount committed. Such funding commitment will only become enforceable if the investment programs reach a pre-determined funding target. Certain fixed period investment programs only match investors with loans subject to quality assurance fund protection. Other programs match investors with loans without quality assurance fund protection.

We used to charge all borrowers a loan transaction fee at the inception of a loan. Starting from early December, 2017, we changed our policy and began to charge transaction fees by instalments. Transaction fees are allocated for accounting purposes between loan facilitation services and post-facilitation services.

We collect quality assurance fund contributions made by borrowers for participation in the quality assurance fund. The full amount of such contribution is deposited into a restricted cash account.

We also collect the following fees:

•	collection fee charged to borrowers for successful collection of defaulted loans; and
•	service fee charged to investors upon successful loan transfer on the secondary loan market.

Additionally, we charge certain fees to investors who participate in our investment programs, as follows:

•

For investors who participate in investment programs with underlying loans protected by the quality assurance fund, we earn an investment program management fee if there are surplus gains, i.e., if the actual rate of return over the term of the program is greater than the expected rate of return included in the program agreement. Such fee is deducted from the final payout to the investment program participants upon maturity of a particular program.

•

Investment programs that do not invest in loans protected by the quality assurance fund will be protected by their respective investor reserve fund. For investors who participate in such investment programs with fixed investing periods in which they themselves contribute to a separate investor reserve fund, 0.1% of the investment capital shall be deducted and paid to us upon the program’s maturity. For programs with flexible investing periods that we used to offer, we charged a fee of one percent of the fair value of the invested assets divided by 365 on a daily basis. Same as other investment programs, the fair value of the invested assets for a flexible investing periods investment program is computed based on the discounted value of the expected cash flow of all the loans invested in by the investment program. This expected cash flow equals to the interest receivable from each loan less the estimated loan default losses, which is estimated based on historical delinquency rates for loans with similar characteristics.

•

For our investment programs with a flexible investing period that we used to offer, we also charged an early redemption fee of 0.5 percent of the redeemed investment capital if investors redeemed their funds within the first 30 days. Thereafter, no penalty fee was assessed. For all periods presented, this is an insignificant amount.

We used to employ two types of investor protection mechanisms, i.e. quality assurance fund and investor reserve funds, to help limit investors’ risk exposure. We ceased setting aside new investor reserve funds contributions starting from January 1, 2018 and launched a new quality assurance program in February 2018. Not all loans are subject to such protection either under our previous investor protection mechanisms or current new investor protection mechanism. Investors make their own decisions depending on their risk appetite.

•	Quality Assurance Fund

In certain circumstances, borrowers are required to make contributions to the quality assurance fund, in addition to the transaction fee and payments of loan principal and interest. Prior to June 2016, certain first-time borrowers falling under credit Level I through Level IV were also allowed to participate in the quality assurance fund program on a voluntary basis. The quality assurance fund is maintained in a segregated restricted cash bank account. This contribution, which is a certain percentage of the principal amount, is determined at the time of the loan application based on the borrower’s credit score. The contribution does not change over time after the loan is matched and must be paid in its entirety even if the loan is pre-paid. If a borrower who has contributed to the quality assurance fund is one day delinquent on an installment of principal and interest of a loan, we will withdraw an amount from the quality assurance fund to repay the delinquent installment of principal and interest to the corresponding investors. Investors can decide if they want to invest in single loans that are protected by the quality assurance fund.

Certain investment programs only fund loans that are protected by the quality assurance fund, entitling investors to the same protection mechanism. Such investment programs are not protected by investor reserve funds.

•	Investor Reserve Funds

Investment programs that do not invest in loans protected by the quality assurance fund will be protected by their respective investor reserve fund. For each investment program, we maintain a separate investor reserve fund in a segregated restricted cash account managed by a third-party online payment service provider. We have completed transferring investor reserve funds to the custody accounts managed by China Merchants Bank. The investor reserve fund is an investor protection mechanism set up specifically for investment program participants on our platform. Investors who subscribe to any of these investment programs agree to contribute a portion of their investment capital to the corresponding investor reserve fund. For investment programs with a fixed investing period, the investors’ ultimate contribution at the program’s maturity is the net cash flow of the programs less 0.1% of the total invested amount which is paid to us, capped at 10% of the total funding of each investment program, as agreed by the investors and us at the inception of the investment programs. For investment programs with a flexible investing period that we used to offer, the contribution was made on a daily basis, being the net cash flow of the programs, capped at 36% of the total invested amount of the investment program, less one percent of the fair value of the invested assets divided by 365 on a daily basis which was paid to us. If the amount of principal and interests collected, net of the investor reserve set aside, is insufficient to cover the investment principal plus the expected rate of return, payouts will be made from the corresponding investor reserve fund to cover the difference.

The quality assurance fund only covers delinquent loans in the event a borrower defaults. In contrast, the investor reserve funds provide investors protection from “underperformance,” i.e., it protects investors from any underperformance below the stated expected rate of return of the investment program, which may be due to loan defaults or other reasons such as declines in market interest rates.

Our revenues principally consist of transaction fees charged to borrowers for our loan facilitation and post-facilitation services. We also generate revenue from other one-time contingent fees, such as loan collection fees for late payments and fees charged to investors for selling loans on our secondary loan market, as well as investment program management fees from any surplus gains earned in the investment programs protected by the quality assurance fund. For investment programs protected by investor reserve funds, investors are obligated to pay the program management fees even if the actual return is less than the expected return. Revenues comprise the consideration received or receivable for the provision of services in the ordinary course of our business and are recorded net of value-added tax.

Consistent with the criteria of ASC 605 “Revenue Recognition,” we recognize revenue when the following four revenue recognition criteria are met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been provided, (iii) the selling price is fixed or determinable, and (iv) collectability is reasonably assured.

Revenue recognition policies for the two general types of services (single loans and investment programs) are discussed as follows:

Revenue from Single Loans

We charged transaction fees at the loan inception for facilitating loan origination (covering matching of investors with borrowers and facilitating the execution of loan agreements between them) and for providing ongoing monthly services (covering cash processing services and collection services) (“non-contingent fees”). In December 2017, we changed our policy and started to charge transaction fees by monthly instalments after the loan inception. We generally collect the entire amount relating to loan facilitation and post-facilitation services as one combined fee, and these amounts are allocated to the two deliverables based on their relative fair values.

We consider the loan facilitation services and post-facilitation services as multiple deliverable arrangements. Although we do not sell these services separately, we determined that all deliverables have standalone value. Thus, all non-contingent fees are allocated among loan facilitation services and post-facilitation services. We do not have vendor specific objective evidence of selling price for the loan facilitation service and the post-facilitation service because we do not provide these services separately. Third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees our competitors charge for these services. Since neither vendor-specific objective evidence nor third-party evidence is available, we generally use our best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, we consider the cost related to such services, profit margin, customer demand, effect of competition on our services, and other market factors. The non-contingent fees allocated to loan facilitation are recognized as revenues upon execution of loan agreements between investors and borrowers; the non-contingent fees allocated to post-facilitation services are deferred and amortized over the period of the loan on a straight line method, which approximates the pattern of when the underlying services are performed. Where the loan transaction fee is not collected entirely upfront but over time, the amount allocated to each deliverable is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance obligations. As the remaining portion of the loan transaction fee is collected and becomes non-contingent, we will allocate the amount between the two deliverables.

In December 2017, to comply with a series of regulatory requirements, we discontinued upfront collection of the transaction fee. The transaction fee is now collected by installments. In accordance with ASC Subtopic 605, we determine that the transaction fee is only allocable to the two deliverables when the fee is collected.

In addition to the loan transaction fees, we also receive fees which are contingent on future events, such as loan collection fees and fees related to loan transfer on our secondary loan market. These contingent fees are not recognized until the contingencies are resolved and the fees become fixed and determined, which also coincide with when the services are performed and collectability is reasonably assured. These fees are classified within other revenue.

Under certain circumstances, in addition to the transaction fee paid, borrowers pay a contribution to the quality assurance fund, which provides a protection mechanism to investors who subscribe to these loans. In accordance with the relevant guidance in ASC 605, Revenue Recognition, the amounts associated with the quality assurance fund are within the scope of another Topic (ASC 460, Guarantees) and should be accounted for in accordance with the provisions of that Topic. The deliverables not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC 605 and the applicable revenue recognition guidance. The fair value of the guarantee associated with the quality assurance fund is recorded under ASC 460, with the remaining amount of consideration accounted for under ASC 605. See “—Quality Assurance Fund Payable and Receivable.”

For our handy cash loan products, a borrower’s payments are subject to a fixed daily interest rate, a fixed daily transaction fee rate and a fixed daily quality assurance fund contribution rate, which are determined with reference to the pricing of similar products in the market. Also, instead of fixed monthly repayments that apply to our standard loan products, we collect the transaction fees and the quality assurance fund contribution upfront by deducting such amount from the funds released to the borrowers, and borrowers will repay in full the principal amount plus interest accrued of the loans when they become due. The loan transaction fee collected from a handy cash loan is accounted for the same way as our standard loan products, and is allocated between loan facilitation services and post-facilitation services. The loan facilitation services revenue is recognized upon execution of the loan arrangement; the post-facilitation service is provided over the term of the loan and should be recognized ratably. Operationally, given the short-term nature of handy cash loans, we have recognized this revenue upon maturity of the loan when borrowers repay the loan principal in full, which materially approximates ratable recognition.

Borrowers of handy cash loan products may apply for an extension of the loan for another one to four weeks. For each extension, the borrower pays an upfront extension fee equal to 3% of the principal amount of the loan that is subject to the extension. In addition to the extension fee, the borrower is subject to a new round of interest, transaction fee and quality assurance fund contribution for each extension, all of which are required to be paid together with the extension fee. The loan principal’s repayment date is then extended to the new maturity date. We considered the borrower’s ability to request a loan extension and noted that the overall extension transaction fee including the extension fee and transaction fee is not lower than/at a discount to the original transaction fee. As such, we determined the fees to be paid upon an extension is substantive and reflects the value of future transactions; therefore, the option to extend would not be considered a deliverable in the original arrangement and this does not impact the allocation of revenue to the different elements of the multiple deliverable arrangements. The extension fees charged upon a loan extension is considered contingent. In the event that a borrower requests an extension, there are two new deliverables provided during the extension period: (i) the facilitation service for ensuring the loan amount is “matched” up through the requested extension period, and (ii) the post-facilitation service for providing ongoing account maintenance. We determined that the loan extension fee would be added to the additional transaction fee charged, allocated between the facilitation service provided as of the extension request date, and the post-facilitation service delivered throughout the loan extension period, in accordance with the relative fair value allocation as determined by relative selling prices. The post-facilitation services revenue is recognized upon maturity of the loan because (i) the loan principal continues to only be due at the extended maturity date, (ii) the fees associated with an extension is substantive, and (iii) an extension will only commence after the expiration of the original loan term.

Revenue from Investment Programs

Investors may commit their funds to an investment program based on their desired investment period and rate of return and our investment programs will allocate committed funds from multiple investors among multiple approved borrowers and their underlying loans. We offer investment programs with a fixed investing period or with step-up returns. We offered investment programs with a flexible investing period until July 2017. The loan terms of the underlying loans may not match the term of the investment programs, and therefore may mature prior to or subsequent to the investment program period. In order to achieve the expected rate of return over a fixed investing period, our investment programs will act on the investors’ behalf to match the investors’ funds with underlying loans, according to investors’ prior authorization. If an investing period ends during the loan terms of the underlying loans, we will facilitate the investor’s transfer of any outstanding loans to new investors of the investment program, on the investor’s behalf, to ensure the investor exits and relinquishes his or her creditor’s rights with respect to the underlying loans. We do not guarantee successful loan transfers, so investors in our investment programs also accept the risk that their funds may not be completely repaid at the end of the investing period.

For investment programs that only fund loans that are protected by the quality assurance fund, the loan transaction fees and monthly contribution to the quality assurance fund paid by the borrowers are the same as those discussed under “Revenue from Single Loans” above. In addition, under this type of investment program, if there is any surplus gain, i.e., the actual rate of return exceeds the stated expected rate of return in the investment program agreement, we recognize it as investment program management fee upon maturity of such program, when the amount becomes fixed and determinable.

Alternatively, other investment programs which do not invest in loans having quality assurance fund protection are covered by a separate investor protection mechanism. Investors subscribing to these investment programs make contributions to the corresponding investor reserve fund. Under this type of investment program, if there is any surplus gain, it will first be used to pay our management fee which is equal to 0.1% of the principal amount invested. If the remaining portion of such surplus gain is less than the amount that should be set aside into the corresponding investor reserve fund, i.e., the cap of relevant investor reserve fund contribution, then the entire remaining portion will be contributed to the corresponding investor reserve fund. If the remaining portion of such surplus gain is more than the amount that should be set aside into the corresponding investor reserve fund, the excessive return, which is the portion of the remaining surplus gain exceeding the investor reserve set aside, will be distributed to the investors. The investor reserve fund is used to pay investors of this type of investment program if the actual amount of principal and interest collected is insufficient to cover the investment principal plus the expected rate of return upon the program’s maturity, and falls within the scope of ASC Topic 815, Derivatives and Hedging. As such, the 0.1% of the principal amount invested paid by the investor is considered part of the net settlement and therefore included in the overall cash flows relating to the investor reserve funds. This amount is paid by the investor even if the actual rate of return is less than the expected return for the investment programs protected by investor reserve funds. See “—Financial Guarantee Derivative” for further details.

Incentives

To expand our market presence, attract new investors and increase activity level on our platform, we occasionally provide incentives to potential investors at our sole discretion. We provide the following types of incentives:

•

When a loan is successfully matched during the relevant incentive program period, we provide the cash incentive to the investor, either provided upfront as a one-time contribution to the loan investment amount (effectively reducing the amount an investor has to fund in cash for a loan, while still being entitled to repayment of the entire stated principal balance) or on a monthly basis over the term of the loan as additional interest.

•

In certain other circumstances, we may provide cash incentive to a new potential investor upon signing up as a new user on our platform, without a requirement for the potential investor to fund a loan. This is considered a type of marketing expense to attract potential investors to our platform, and is recorded as expense, rather than a reduction of revenue. The amount of cash incentives provided under this type of program has been de minimis to date and we do not anticipate it to become material.

The cash incentives provided are accounted for as reduction of revenue in accordance with ASC subtopic 605-50. Although the incentives are offered directly to investors (and not to borrowers), we offer these incentive programs to promote our market presence and increase the activity level on our platform, and we consider both the borrowers and investors to be our customers for various aspects of our services, as described above. As such, the incentives are directly related to the entire loan transaction and we determine that the revenue from the entire matched loan should be taken into account for purposes of recording the incentive against revenue. The incentive in the form of a one-time cash contribution is recorded as a reduction of revenue upfront, and the incentive in the form of monthly payment of additional interest is recorded as a reduction of revenue on a monthly basis for the life of the loan.

The dollar amount of the incentives we pay to an individual investor is less than the returns he or she would receive otherwise without any incentives, as well as less than the amount of a loan provided by the investor. Once an incentive is offered by us and accepted by an investor, it is a fixed and determinable amount that we are obligated to pay in full, unless a borrower defaults or prepays a loan that includes an incentive that is to be paid over time. As the investor always bears the risk of loss, he or she could potentially suffer losses in the event of a loan default. Therefore, investors have a risk of loss in excess of the cash incentives received. Even if a loan that becomes delinquent is covered by an investor protection mechanism, the investor is only covered by the relevant protection fund to the extent funds are available. However, we will no longer pay these incentives if the loan is sold on the secondary market. As such, these payments we provide are representative of cash incentives and not a form of a guarantee liability.

In 2015, 2016 and 2017, the amount of incentive fees paid were RMB2.3 million, RMB47.2 million and RMB151.0 million (US$23.2 million), respectively. The amount of cash incentives paid that are classified as marketing expenses were RMB0.7 million, RMB6.4  million and RMB6.6 million (US$1.0 million) in 2015, 2016 and 2017, respectively. The amount of cash incentives paid that are classified as a reduction of revenues were RMB1.6 million, RMB40.8million and RMB144.4 million (US$22.2 million) in 2015, 2016 and 2017, respectively.

Value added tax

We are subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6%. The related surcharges for revenues derived from loan facilitation business are deducted from gross receipts to arrive at net revenues.

Quality Assurance Fund Payable and Receivable

Borrowers who participate in the quality assurance program make contributions to the quality assurance fund (in addition to the transaction fee and interest payments specified by the loan terms), as a protection mechanism offered to investors who subscribe to these loans. The quality assurance fund contribution rates are determined by us at loan inception on a loan by loan basis. For standard loan products, such contribution rates range from 2.00% to 26.85% of the loan principal depending on the borrower’s Magic Mirror score, and does not subsequently change over the life of the loan. This is also based on the estimated loss rate of the loans, taking into account the underlying risk profile and historical loss record. The borrowers are grouped based on different Magic Mirror scores and we develop an estimated delinquency rate based on historical loss record of each mirror grade. An ultimate loss rate is estimated for each loan based on this method, with a risk premium added based on different Magic Mirror scores. The contribution to the quality assurance fund is normally paid on a monthly basis as part of the monthly repayment schedule of the loan principal and interest, and is deposited in a dedicated account at a bank. The borrowers participate in this program and pay such amounts in order to (a) make themselves more attractive and enhance the likelihood that an investor will subscribe to a loan, and (b) reduce the interest rate paid on the loan. In general, the original interest rate calculated for a borrower who does not participate in the quality assurance fund is comparable to the combined amount of the calculated interest rate and the quality assurance fund contribution for a borrower with the same Magic Mirror score.

This quality assurance fund is only available to investors who invest in these specific loans. If a borrower is one day delinquent on an installment of principal and interest of a loan, we will withdraw an amount from the quality assurance fund to repay the delinquent installment of principal and interest to the corresponding investors. The repayments will be made in succession according to the age of the delinquency – the earliest delinquent installment is repaid first. If the quality assurance fund becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis, and the repayment of their outstanding unpaid balances will be deferred to the next time the quality assurance fund is replenished by fees paid by other borrowers (as noted below we have no responsibility or expectation to contribute our own funds into the quality assurance fund), at which time a distribution will again be made to all investors with delinquent loans having quality assurance fund protection according to the foregoing rules. There is no time limit for the repayment so if the quality assurance fund is continually underfunded, investors may need to wait for extended periods to receive a full distribution from the quality assurance fund. To date, there have not been any situations in which the fund was fully depleted or underfunded.

Payments made from the quality assurance fund to investors are capped at the quality assurance fund balance at any point of time. We have no plans to contribute to the quality assurance fund with our own funds, and have disclosed to investors that they bear the risk of any losses they may suffer from the loans they invest in.

Further, we are not obligated to repay defaulted principal and interests using our own funds in the event no fund is available in the quality assurance account. Once the defaulted principal and interests are fully repaid using funds withdrawn from the quality assurance account, any future recovered amount of such principal and interests are to be contributed into the quality assurance fund. When a loan has been fully paid off, all applicable cash contributions made into the quality assurance fund by the borrower remain in the fund as restricted cash. In order to help investors make informed investment decisions, we release a monthly statement on our platform disclosing the balance in the quality assurance fund. When we ultimately wind down our consumer finance marketplace business and there are no other investors with outstanding loans protected by the quality assurance fund, we would be entitled to the remaining funds in the restricted cash account, if any.

We are required to record our obligation associated with the quality assurance fund in accordance with ASC Topic 460, Guarantees. Accordingly, the liabilities are measured at their fair value at inception. The quality assurance fund obligations are comprised of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450, Contingencies, component. In accordance with ASC Topic 460, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Each individual investor has a contract with us that specifies the investor’s ability to collect from the quality assurance fund. An individual contract is considered to be the unit of account for purposes of applying ASC Topic 460. Therefore, the liability recorded based on ASC Topic 460 is determined on a loan by loan basis and is reduced as we are released from the underlying risk, i.e., as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined based on historical default rates, representing the obligation to make future payouts from the quality assurance fund, measured using the guidance in ASC Topic 450. The ASC Topic 450 contingent component is determined on a loan by loan basis, but considers the actual and expected performance of the pool when estimating the contingent liability. As each guarantee is a separate unit of account that has a contingent component pursuant to ASC 450, the contingent component pertains only to the loan covered by the guarantee. However, the contingent liability recorded under ASC 450 would take into consideration the performance of the overall pooled loan basis, including the cap imposed on the pool, as such data will show the likelihood of payout on an individual contract basis.

A quality assurance fund receivable is recognized at loan inception at its fair value on a loan by loan basis. The fair value is estimated based on the contractual amounts of quality assurance fund contribution from the borrowers, taking into account the expected default rate. The receivable is determined to be collectible at loan inception because at this point in time, the borrower has committed to pay the full amount over the life of the loan, and is also contractually obligated to pay the full amount even if he or she prepays the loan. By taking into account the risk of default in the fair value estimate, the receivable we record is representative of what we deem to be collectible.

Subsequent to initial recognition, the quality assurance fund obligations are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. ASC 460 does not prescribe a method for subsequently measuring and recording the non-contingent guarantee liability. As stated in ASC Topic 460, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk is reduced as each payment is made, a systematic and rational amortization method based on when the payments are made may be appropriate.

Upon loan inception, we record the guarantee liability associated with the quality assurance fund at fair value. In accordance with the above, as the risk of the guarantee liability is reduced, it is recognized into the income statement by a systematic and rational amortization method, e.g. over the term of the loan, within the “gain from the quality assurance fund” line item. For the years ended December 31, 2015, 2016 and 2017, the amount of gains recorded were RMB42.4 million, RMB100.0 million and RMB5.9 million (US$0.9 million), respectively.

On each reporting date, we estimate the future cash flows and assess whether there is any indicator of impairment to any individual underlying loan of the quality assurance fund receivable. If the carrying amounts of the quality assurance fund receivables exceed the expected collections, an impairment loss is recorded for the quality assurance fund receivable which is not recoverable.

We regularly review borrowers’ risk profiles, actual loss rate of each product line and Magic Mirror scores and relevant market dynamics to ensure the ultimate loss rate is kept up-to-date.

The total number of outstanding loans facilitated on our platform that are subject to a potential claim against the quality assurance fund was 830,667 as of December 31, 2015, 2,081,247 as of December 31, 2016 and 6,423,358 as of December 31, 2017.

As of December 31, 2015 and 2016 and 2017, the amounts of maximum potential future payment that would be required to be made from the quality assurance fund to cover the aforementioned loans were RMB95.8 million, RMB389.6 million and RMB1.2 billion (US$187.7 million), respectively.

Financial Guarantee Derivative

For investors who invest in loans without the quality assurance fund through certain investment programs from which the investors are entitled to an expected return, they participate in a separate investor reserve fund program.

Similar to the quality assurance fund, we maintain a separate dedicated restricted cash account for each type of these investment programs. Such funds are maintained solely for the benefit of the investors who have invested in loans through our investment programs. In general, investor reserve funds cover program underperformance, i.e., it protects investors from not only loan defaults, but also an investment program performing below its stated expected rate of return, which may be due to either a decline in market interest rates during the program’s term, or an inability to timely match repayments with new loans. Payouts will be made from the corresponding investor reserve fund to make up the gap between the actual return and the stated expected rate of return. The capital used for investment purposes in such programs is generated with the cash flows from the borrowers’ monthly repayments of principal and interest. The investor reserve fund is maintained separately and is used to compensate investors in the event of a program’s underperformance. The investor reserve fund is funded upon a program’s maturity, and is capped at a certain percentage of the total funding of each investment program. If an individual investment program underperforms, we will use the investor reserve fund to make up for the returns, which is paid out upon maturity of the program. Payout from the investor reserve fund will be made if and only if there is a cumulative shortfall between the actual returns of the underlying loans invested in by the investment program and the expected returns at the maturity of the investment program. An investor who participates in this program is entitled to coverage by the investor reserve fund program for the duration he or she participates in the program.

As the investor reserve funds do not solely reimburse investors for failure of the borrower to satisfy required payment obligations, but also to reimburse shortfalls due to underperformance of the investment programs, it is accounted for as a derivative under ASC Topic 815, Derivatives and Hedging, and should be recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value.

Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and re-measured at fair value on an ongoing basis in accordance with ASC Topic 820, Fair Value Measurement. We use a discounted cash flow method to determine the fair value of the derivative. This discounted cash flow model incorporates assumptions such as the expected default rates, discount rates, as well as early repayment rates. Among these assumptions, the expected default rate of the borrowers is a key assumption, which is determined based on the historical performance of loans with similar tenure and of similar credit worthiness and adjusted by the inputs that other market participants would use. Based on the valuation methodology and the significant unobservable inputs used for fair value measurement, we may have day one gain on the financial guarantee derivatives associated with the investor reserve funds program because the investors are willing to pay a premium over the expected default rate for a guaranteed return. A significant change in expected default rate could result in a significant change in fair value. An increase in the expected default rate would result in an increase in the fair value of the financial guarantee derivative liability (or a decrease of the fair value if it is in a derivative asset position), which would result in a loss recorded in other income. A decrease in the expected default rate would result in the opposite. We evaluate the financial guarantee derivatives on a portfolio basis rather than individual basis, as the investor reserve funds are considered as a pool in making up the gap between the actual returns and our estimated rates of return.

If there are changes to the expected defaults of loans and expected performance of the investment programs, we record these resulting adjustments to the “fair value change of financial guarantee derivatives” line item within the income statement. A derivative asset will be recorded if we expect the investment program to outperform the expected rate of return. If the opposite occurs, this will result in a derivative liability.

The following table sets forth the activity in the investor reserve funds for the years ended December 31, 2015, 2016 and 2017:

Investment Programs in Total
Opening balance 01/01/15	4,881
Initial recognition of and change in fair value of ongoing investor reserve arrangements	35,306
Settlement upon maturity of investor reserve arrangements	(19,549)
Ending balance 12/31/15	20,638
Initial recognition of and change in fair value of ongoing investor reserve arrangements	178,652
Settlement upon maturity of investor reserve arrangements	(31,999)
Ending balance 12/31/16	167,291
Initial recognition of and change in fair value of ongoing investor reserve arrangements	(213,958)
Settlement upon maturity of investor reserve arrangements	(169,103)
Ending balance 12/31/17	(215,770)

In the event there is a change in fair value of the derivative assets/liabilities, the gain or loss will be recognized as the “fair value change of financial guarantee derivatives” within “other income” on the consolidated statement of comprehensive income/ (loss). A decrease in fair value of the derivative liability (or an increase in fair value if it is in derivative asset position) would result in a gain recorded in other income. An increase in fair value of the derivative liability (or a decrease in fair value of the derivative asset) would result in a loss recorded in other income. Upon the maturity of an investment program, any cumulative gain or loss will be reclassified to the “realized gain or loss from financial guarantee derivatives” line item within “other income.” That is, whenever cash flows occur upon maturity, the fair value changes are reclassified within the income statement and recorded as realized gain or loss.

In October, 2017, along with the termination of investment programs with flexible investing periods, the remaining restricted cash amounting to approximately RMB45.6 milion was transferred from restricted cash to cash and cash equivalents, as we were released from the obligation to compensate the investors should the flexible term investment programs under-perform.

We have discontinued our investor reserve fund program starting from January 1, 2018. Due to the deterioration of performance of the underlying loans of certain investment programs we offered previously, we estimate that the remaining balance of the investor reserve funds is unable to fully cover the estimated rates of return of the investment programs we offered prior to January 1, 2018 upon maturity. As of December 31, 2017, we have reversed all the gains recorded historically amounting to RMB214.0 million. In addition, we also made a voluntary provision of RMB107.6 million as a reduction of revenue to compensate the investors who invested in our investment programs before January 1, 2018 due to the sudden adverse change in market conditions and for the sustainability of our business even though we do not have a legal obligation to compensate the investors. We consider this provision as a refund liability payable to the investors upon the maturity of the investment programs.

Share-Based Compensation

We account for share-based awards in accordance with the authoritative guidance on share-based compensation expense. Under the fair value recognition provision of such guidance, compensation for share based awards granted, is measured at the grant date. We estimate the forfeiture rate based on historical forfeitures of equity awards and adjust the rate to reflect changes in facts and circumstances, if any. We revise our estimated forfeiture rate if actual forfeitures differ from our initial estimates. Grant date fair values of the options are calculated using the binomial option pricing model. The Binomial option-pricing model is used to measure the value of the options. The determination of the fair value is affected by the share price as well as assumptions regarding a number of complex and subjective variables, including the expected volatility, risk-free interest rates, exercise multiple, expected dividend yield and expected term.

Determining the fair value of share-based awards requires significant judgment. We estimated the fair value of share options with the assistance from an independent appraiser. Our management is ultimately responsible for all assumptions and valuation methodologies used in such determination. The fair value of each option grant is estimated on the date of grant with the following key assumptions:

•

Expected volatility. We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

•	Risk-free interest rate (per annum). We estimated risk-free interest rate based on the yield to maturity of US Treasury Strips with a maturity similar to the expected expiry of the term.
•

Exercise multiple. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of empirical studies on the actual exercise behavior of employees.

•	Expected dividend yield. We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
•	Expected term (in years). Expected term is the contract life of the option.

The fair value of options are determined based on the fair value of our ordinary shares.

Prior to our initial public offering in November 2017, in the absence of a public trading market, the determination of the fair value of our ordinary shares was made by performing retrospective valuations with in the assistance of independent appraiser. This approach is consistent with the guidance prescribed by the AICPA Audit and Accounting Practice Aid. The assumptions we use in the valuation model are based on future expectations combined with management judgment, with inputs of numerous objective and subjective factors such as our operating and financial performance, expected growth rates, expected profit margins and the market performance of industry peers, to determine the fair value of our ordinary shares.

In order to determine the fair value of our ordinary shares underlying each share-based award grant, we first determined our total equity value and then allocated the total equity value to each element of our capital structure (convertible preferred shares and ordinary shares) using the Equity Allocation Model, which was reference to the “Practice Aid—Valuation of Privately Held Company Equity Securities Issued as Compensation” issued by AICPA in 2013. In our case, three scenarios were assumed, namely: (i) the liquidation scenario and redemption scenario, in which the option pricing method was adopted to allocate the value between preferred shares and ordinary shares, and (ii) the conversion scenario, in which equity value was allocated to convertible preference shares and ordinary shares on an as-if converted basis. Increasing probability was assigned to the conversion scenario during fiscal year 2016 and the subsequent periods in light of preparations for our initial public offering.

We and our appraiser replied on income approach using discounted cash flow method, or DCF method to determine the total equity value. The DCF method estimates enterprise value based on the estimated present value of future net cash flows that the business is expected to generate over a forecasted period and an estimate of the present value of cash flows beyond that period, which is referred to as terminal value. The estimated present value is calculated using a discount rate based on the guideline companies' weighted average cost of capital, which accounts for the time value of money and the appropriate degree of risks inherent in the business.

If the fair value of the underlying equity and any of the assumptions used in the Binomial option pricing model changes significantly, share-based compensation expense for future awards may differ materially compared with the awards granted previously.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements on page F-1 for details on recent accounting pronouncements and our adoption of certain accounting rules.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities and proceeds from issuance and sales of our shares. As of December 31, 2015 and 2016 and 2017, we had RMB92.5 million, RMB404.7 million and RMB1.9 billion (US$290.7 million), respectively, in cash and cash equivalents. In November 2017, we completed our initial public offering in which we issued and sold an aggregate of 17,000,000 ADSs, representing 85,000,000 class A ordinary shares, resulting in net proceeds to us of approximately US$205.0 million. Concurrently with our initial public offering, we sold 19,230,769 ordinary shares to Sun Hung Kai & Co. Limited in a private placement, resulting in net proceeds to us of approximately US$49.5 million. Our cash and cash equivalents primarily consist of cash on hand and short-term bank demand deposits. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of Beijing Paipairongxin, one of our variable interest entities, and its subsidiaries, we only have access to the assets or earnings of Beijing Paipairongxin and its subsidiaries through our contractual arrangements with Beijing Paipairongxin and its shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.”

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data:
Net cash (used in)/provided by operating activities	(191,887)	534,048	1,864,540	286,573
Net cash used in investing activities	(132,242)	(663,059)	(2,495,575)	(383,564)
Net cash provided by financing activities	338,045	438,701	2,132,933	327,826
Net increase in cash and cash equivalents	15,205	312,183	1,486,453	228,463
Cash and cash equivalents at beginning of year	77,290	92,495	404,678	62,198
Cash and cash equivalents at end of year	92,495	404,678	1,891,131	290,661

Operating Activities

Net cash provided by operating activities was RMB1.9 billion (US$286.6 million) in 2017. In 2017, the difference between our net cash provided by operating activities and our net profit of RMB1.1 billion (US$166.4 million) resulted mainly from change in fair value of financial guarantee derivative of RMB383.1 million (US$58.9 million), an increase in tax payable of RMB171.9 million (US$26.4 million), an increase in accrued expenses and other liabilities of RMB108.4 million (US$16.7 million), expected discretionary payment to investors protected by investor reserve funds of RMB107.7 million (US$16.5 million), share-based compensation of RMB106.2 million (US$16.3 million), and an increase in deferred revenue of RMB102.2 million (US$15.7 million), which were partially offset by realized gain from financial guarantee derivatives of RMB169.1 million (US$26.0 million), an increase in prepaid expenses and other assets of RMB106.0 million (US$16.3 million), and an increase deferred tax asset of RMB96.6 million (US$14.9 million). The change in fair value of financial guarantee derivative was due to an upward adjustment in the expected default rate for underlying loans of certain investment programs that are protected by the investor reserve funds. The increase in accrued expenses and other liabilities was due to the increase in accrued marketing expenses. The expected discretionary payment to investors protected by investor reserve funds represents a one-off voluntary provision we made in December 2017 to compensate investors who invested in investment programs that are protected by the investor reserve funds we offered previously for potential differences between the lower limits of estimated rates of return of the investment programs they invested in and the expected returns of the underlying loans corresponding to those investment programs. The share-based compensation was related to employee options granted historically with a performance target contingent upon IPO and cancellation of the share based compensation plan of a subsidiary company. The increase in deferred revenue was primarily due to the increase in fees related to post-facilitation services owing to the significant increase in loans facilitated on our platform.

Net cash provided by operating activities was RMB534.0 million in 2016. In 2016, the difference between our net cash provided by operating activities and our net profit of RMB501.5 million resulted from an increase in deferred revenue of RMB149.2 million, an increase in tax payable of RMB54.5 million, an increase in payroll and welfare payable of RMB49.9 million, a decrease in accounts receivable of RMB43.8 million, provision for loan losses of RMB34.7 million, and an increase in accrued expenses and other liabilities of RMB34.3 million, which were partially offset by a change in fair value of financial guarantee derivative of RMB146.7 million, gain from quality assurance fund of RMB100.0 million, an increase in prepaid expenses and other assets of RMB45.5 million, and realized gain from financial guarantee derivatives of RMB32.0 million. The increase in deferred revenue was primarily due to the increase in fees related to post-facilitation services owing to the significant increase in loans facilitated on our platform. The change in fair value of financial guarantee derivative was due to the growth in certain of our investment programs. The gain from quality assurance fund was attributable to loans facilitated on our platform which are protected by quality assurance fund.

Net cash used in operating activities was RMB191.9 million in 2015. In 2015, the principal items accounting for the difference between our net cash used in operating activities and our net loss of RMB72.1 million were changes in certain working capital accounts, principally an increase in accounts receivable of RMB47.8 million, and gain from quality assurance fund of RMB42.4 million, which were partially offset by an increase in payroll and welfare payable of RMB29.7 million and an increase in tax payable of RMB27.4 million. The increase in our accounts receivable was due to the increased transaction fees attributable to the growth of loan volume on our platform in 2015. The gain from quality assurance fund was primarily attributable to loans facilitated on our platform which have quality assurance fund protection.

Investing Activities

Net cash used in investing activities was RMB2.5 billion (US$383.6 million) in 2017, which was mainly attributable to cash paid for purchase of short-term investments (mainly wealth management products) in an amount of RMB8.1 billion (US$1.3 billion), and cash paid for investment in loans originated and held by us in an amount of RMB1.0 billion (US$157.2 million), which were partially offset by proceeds from short-term investments in an amount of RMB6.5 billion (US$996.8 million) from maturity of wealth management products.

Net cash used in investing activities was RMB663.1 million in 2016, which was attributable to investments in loans facilitated on our platform in an amount of RMB1.5 billion, cash paid for purchase of short-term investments in an amount of RMB292.8 million, mainly investments in money market funds, and purchase of property, equipment and software in an amount of RMB29.8 million, which was partially offset by collection of loans facilitated on our platform in an amount of RMB1.0 billion, and proceeds of short-term investments in an amount of RMB68.5 million from maturity of money market funds.

Net cash used in investing activities was RMB132.2 million in 2015, which was attributable to investments in loans facilitated on our platform in an amount of RMB177.6 million, cash paid for short-term investments in an amount of RMB34.5 million mainly for time deposits placed with banks, and decrease in restricted cash in an amount of RMB21.1 million, which was partially offset by proceeds from maturity of loan originated by us in an amount of RMB118.5 million.

Financing Activities

Net cash provided by financing activities was RMB2.1 billion (US$327.8 million) in 2017, which was mainly attributable to proceeds from issuance of ordinary shares in an amount of RMB1.7 billion (US$257.8 million) in connection with our IPO.

Net cash provided by financing activities was RMB438.7 million in 2016, which was attributable to cash received by our former subsidiary Shanghai Hepai from its customers in the amount of RMB1.3 billion, partially offset by cash paid by Shanghai Hepai to its customers in the amount of RMB822.2 million.

Net cash provided by financing activities was RMB338.0 million in 2015, which was attributable to proceeds of RMB286.1 million from our series C preferred share issuance, cash in the amount of RMB37.6 million received by Shanghai Hepai from its customers and proceeds from a one-year bank loan.

Capital Expenditures

We made capital expenditures of RMB17.5 million, RMB29.8 million and RMB90.9 million (US$14.0 million) in 2015, 2016 and 2017, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2018 are expected to be approximately RMB192.5 million (US$29.6 million), consisting primarily of expenditures related to the expansion and enhancement of our IT infrastructure. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

PPDAI Group Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiary, one variable interest entity and its subsidiaries in China. As a result, PPDAI Group Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiary. If our existing PRC subsidiary or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiary in China is permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and variable interest entity is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion.

The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.Research and Development, Patents, and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Off-Balance Sheet Arrangements

We have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties and do not assume credit risk in loans facilitated through our platform. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Total		2018		2019		2020		2021		After 2021
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating Lease Obligations	215,740	33,159	64,718	9,947	56,706	8,716	43,167	6,635	38,271	5,882	12,878	1,979

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2016 and 2017 were RMB18.9 million and RMB42.0 million (US$6.4 million).

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

G.Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhang	40	Chairman of the Board, Chief Executive Officer
Tiezheng Li	33	Director, Chief Strategy Officer
Honghui Hu	40	Director, President
Shaofeng Gu	39	Director
Ronald Cao	44	Director
Neil Nanpeng Shen	50	Director
Zehui Liu	43	Director
Jimmy Y. Lai	61	Independent Director
Bing Xiang	55	Independent Director
Simon Tak Leung Ho	44	Chief Financial Officer
Feng Zhang	42	Chief Operating Officer
Jinqi Si	38	Chief Technology Officer
Yuxiang Wang	38	Chief Product Officer
Ming Gu	36	Chief Data Officer and Chief Risk Officer
Jiayuan Xu	37	Vice President for Finance

Mr. Jun Zhang is one of our four co-founders and has been serving as our chief executive officer since January 2011, director since September 2011 and chairman of our board of directors since December 2016. Mr. Zhang served as the operation manager at Wicresoft, a provider of “Internet +” transition service jointly founded by Microsoft Corporation and Shanghai Alliance Investment Limited, from October 2008 to July 2010. Prior to that, Mr. Zhang served as a technical lead of Microsoft Global Technical Engineering Center since 2001. Prior to that, Mr. Zhang worked at Shanghai Online E-Biz Co., Ltd. as a coder and programmer from 2000 to 2001. Mr. Zhang received his bachelor’s degree in communication science and engineering and master’s degree in industrial engineering from Shanghai Jiaotong University in China.

Mr. Tiezheng Li is one of our four co-founders and has been serving as our chief strategy officer since July 2017 and director since March 2015. Mr. Li also served as our chief operating officer from April 2015 to July 2017 and our chief risk officer from January 2011 to April 2015. Prior to founding Paipaidai, Mr. Li served as a risk manager at China Minsheng Banking Corporation Limited from 2006 to 2011. Mr. Li received his bachelor’s degree in civil engineering from Shanghai Jiaotong University in China and FMBA degree from China Europe International Business School in China.

Mr. Honghui Hu is one of our four co-founders and has been serving as our president since January 2011 and director since September 2011. Prior to founding Paipaidai, Mr. Hu worked in the legal industry as a lawyer and a senior partner at several PRC law firms from 2001 to 2009. From 2000 to 2001, Mr. Hu served as a loan officer in Shanghai Branch of Industrial and Commercial Bank of China Limited. Mr. Hu received his bachelor’s degree in economics from Shanghai Jiaotong University in China and master’s degree in economics from Fudan University in China.

Mr. Shaofeng Gu is one of our four co-founders and has been serving as our director since April 2009 and strategy adviser since December 2016. Mr. Gu served as our chief strategy officer from August 2014 to December 2016, chief technology officer from January 2011 to August 2014 and chief executive officer from 2007 to 2011. Prior to founding Paipaidai, Mr. Gu was the founder and the chief executive officer of Shanghai Jufei Internet Technology Co., Ltd. (Podlook), a startup running podcast aggregation business, from 2005 to 2007. Prior to founding Podlook, Mr. Gu served as a technical lead of Microsoft Corporation from 2000 to 2005. Mr. Gu received his bachelor’s degree in communication science and engineering from Shanghai Jiaotong University in China.

Mr. Ronald Cao has been serving as our director since February 2014. Mr. Cao is the founder and managing director of Sky9 Capital, a China-centric early-stage focused technology venture capital firm established in 2016. Mr. Cao also co-founded Lightspeed China Partners and has been managing the investments and operations of Lightspeed China Partners I, L.P. and Lightspeed China Partners II, L.P. since November 2011. Prior to founding Lightspeed China Partners, Mr. Cao served as the managing director of Lightspeed Venture Partners and as managing director of KLM Capital, a cross-border US/China venture capital firm. Mr. Cao currently serves on the boards of privately owned portfolio companies and is also a member of the Forum of Young Global Leaders by the World Economic Forum. Mr. Cao received his bachelor of science degree and master of engineering degree in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Cao has been named by Forbes China as one of China’s top venture capitalist over multiple years.

Mr. Neil Nanpeng Shen has been serving as our director since February 2017. He is the founding managing partner of Sequoia Capital China, or Sequoia. In 1999, prior to founding Sequoia, he co-founded Ctrip.com International, Ltd., or Ctrip, a leading travel service provider in China listed on Nasdaq. Mr. Shen served as Ctrip’s chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He has been a director of Ctrip since 1999. Mr. Shen also co-founded Home Inns & Hotels Management Inc., or Home Inns, a leading economy hotel chain in China. Before founding Ctrip and Home Inns, Mr. Shen worked at Deutsche Bank, Chemical Bank, Lehman Brothers and Citibank and possesses more than eight years of working experience in the investment banking industry in New York and Hong Kong. In addition to the above, Mr. Shen is a director of a number of public and private companies, including but not limited to, a director of Momo Inc., a leading mobile social networking platform in China listed on Nasdaq; and a director of 360 Security Technology Inc., a leading internet company in China. Mr. Shen received a bachelor’s degree from Shanghai Jiao Tong University in 1988 and a master’s degree from the School of Management at Yale University in 1992.

Mr. Zehui Liu has been serving as our director since February 2015. Mr. Liu currently is a managing director of Legend Capital, an investment firm focusing on early-stage and expansion-stage investment. Mr. Liu joined Legend Capital in 2006 as a vice president and was later promoted as an executive director. Mr. Liu received his master’s degree in international economics from Australian Flinders University and EMBA degree from Peking University.

Mr. Jimmy Y. Lai has been serving as our director since November 2017. Mr. Lai currently serves as the chief financial officer of China Online Education Group, a leading online education platform in China listed on the NYSE. Prior to joining China Online Education Group in 2015, Mr. Lai served as the chief financial officer for several companies, including Chukong Technologies Corp., a leading mobile entertainment platform company in China, from 2013 to 2015, Gamewave Corporation, a leading webgame company in China, from 2011 to 2013, Daqo New Energy Corp., an NYSE-listed company and a leading polysilicon manufacturer based in China, from 2009 to 2011, Linktone Ltd., a NASDAQ-listed company and a leading provider of wireless interactive entertainment services to consumers in China, from 2008 to 2009 and Palm Commerce Holdings, a leading information technology solution provider for the China lottery industry, from 2006 to 2008. Prior to that, Mr. Lai served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Main Board of the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his MBA from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

Mr. Bing Xiang has been serving as our director since November 2017. Mr. Xiang currently serves as an independent director of multiple public companies listed on the Hong Kong Stock Exchange, including Asiasec Properties Limited, Sinolink Worldwide Holdings Limited and Longfor Properties Co. Ltd. Mr. Xiang is the founding dean of the Cheung Kong Graduate School of Business and has been a professor there since 2002. Prior to that, Mr. Xiang was a professor, a PhD advisor and the director of EMBA at Guanghua School of Management, Peking University, from 1999 to 2001. He has also taught at Chinese University of Hong Kong, China Europe International Business School, Hong Kong University of Science and Technology and the University of Calgary. Mr. Xiang received his bachelor’s degree in mechanical engineering from Xi’an Jiaotong University and a PhD degree in finance and accounting from the University of Alberta.

Mr. Simon Tak Leung Ho has been serving as our Chief Financial Officer since September 2016. Prior to joining us, Mr. Ho served various positions at Citigroup Global Markets Asia Limited from 2008 to 2016 including managing director and head of Asian financials research. Mr. Ho received his Bachelor of Engineering degree from Northwestern University, Illinois. Mr. Ho is also a Chartered Financial Analyst.

Mr. Feng Zhang has been serving as our chief operating officer since July 2017. Mr. Zhang also served as our chief risk officer from April 2015 to July 2017. Prior to joining us, Mr. Zhang held various positions including analyst, senior analyst, manager, senior manager, head of yield management, and senior director at Capital One Financial Services, a diversified bank that offers a broad array of financial products and services, from 2003 to 2015. Mr. Zhang received his bachelor’s degree in computer science from Tsinghua University, master’s degree in computer science from Chinese Academy of Science, master’s degree in computer science from Virginia Tech, and MBA degree from Duke University, The Fuqua School of Business.

Mr. Jinqi Si joined us in September 2017 and has been serving as our chief technology officer since December 2017. Prior to joining us, Mr. Si served as a vice president of technology at China Reading Limited of Tencent Group from November 2014 to September 2017. Mr. Si served as a vice president of product and chief technology officer at Shanda Literature Limited from December 2006 to November 2014. Mr. Si received his bachelor’s degree in computer science and technology from Lanzhou University of Technology in China.

Mr. Yuxiang Wang has been serving as our chief product officer since June 2015. Prior to joining us, Mr. Wang served as the vice president of product at Opera Software ASA, a Norwegian software company, from 2013 to 2015. Mr. Wang worked at Baidu.com as a product head of Baidu mobile browser from 2012 to 2013. Mr. Wang served as the product director at TeleNav, a company providing location-based services including navigation, from 2009 to 2012. Prior to that, Mr. Wang served as a senior product manager at MiTAC Research (Shanghai) Ltd., an electronics company, from 2002 to 2009. Mr. Wang received his bachelor’s degree in communication engineering from Jiangsu University in China and his master’s degree in software engineering from Fudan University in China.

Mr. Ming Gu has been serving as our chief data officer since February 2017 and chief risk officer since July 2017. Mr. Gu joined us in April 2014 and served various positions before serving as our chief data officer. Prior to joining us, Mr. Gu worked at Opera Solutions, a company providing big-data analytics and data services to clients in the financial sector, as an analytics manager from January 2010 to April 2014. Mr. Gu received his bachelor’s degree in computer science from Grinnell College, Iowa and PhD degree in computation and neural systems from California Institute of Technology.

Mr. Jiayuan Xu has been serving as our vice president for finance since June 2016. Mr. Xu joined us as our financial controller in June 2015. Prior to joining us, Mr. Xu served as the head of financial management department of Nanyang Commercial Bank (China) Co., Ltd. from 2008 to 2015. Mr. Xu was an audit manager at PricewaterhouseCoopers Zhong Tian LLP from 2003 to 2008. Mr. Xu received his bachelor’s degree in international trade and finance from Shanghai Jiaotong University in China and FMBA degree from China Europe International Business School. Mr. Xu is also a member of Chinese Institute of Certified Public Accountants.

B.	Compensation

For the fiscal year ended December 31, 2017, we paid an aggregate of approximately RMB10.3 million (US$1.6 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we may agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

2013 Plan

In June 2013, our board of directors approved our stock option plan, as amended, or the 2013 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2013 Plan is 221,917,800. As of the completion of our initial public offering, options to purchase 134,455,800 Class A ordinary shares had been granted and outstanding but no ordinary shares underlying those options are issued and outstanding due to the exercisability restriction before the initial public offering of our ordinary shares. As of March 31, 2018, options to purchase 134,740,800 Class A ordinary shares had been granted and outstanding, and no Class A ordinary shares underlying those options had been issued and outstanding.

The following paragraphs describe the principal terms of the 2013 Plan.

Type of Awards. The 2013 Plan permits the awards of options.

Plan Administration. The 2013 Plan will be administered by our board of directors or by the compensation committee, which will be authorized by our board. The plan administrator has the power and authority to determine the persons who are eligible to receive awards, the number of awards, as well as other terms and conditions of awards.

Award Agreement. Any award granted under the 2013 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations for such award, which may include the number of options awarded, the exercise price, the provisions applicable in the event of the grantee’s employment or service terminates, among other provisions. The plan administrator may amend the terms of any award, prospectively or retroactively; provided that no such amendment shall impair the rights of any participant without his or her consent.

Eligibility. We may grant awards to directors, officers, employees and consultants of our company or any of our subsidiaries.

Vesting Schedule. Except as otherwise approved by the plan administrator and subject to forfeiture and arrangement on termination of employment or service, 25% of the shares subject to the option shall become vested on the first anniversary of the vesting commencement date, with the remaining 75% to vest annually thereafter in three equal installments. If a change of control event occurs, such participant’s options will be immediately vested and exercisable.

Exercise of Options. Vested options will become exercisable after an initial public offering of our ordinary shares, subject to other terms and conditions provided in the relevant award agreements. Once all the preconditions are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased, as well as making full payment of the aggregate exercise price of the shares so purchased.

Term of Options. The plan administrator will determine the term of each option and provide it in the relevant award agreement, but no option shall be exercisable more than five or six years after the grant date, as the case may be.

Transfer Restrictions. Except under the laws of descent and distribution or otherwise permitted by the plan administrator, the participant will not be permitted to sell, transfer, pledge or assign any option. In principle, all options shall be exercisable only by the participants. However, a participant may also transfer one or more options to a trust controlled by him or her for estate planning purposes.

Termination and amendment of the 2013 Plan. Our board of directors may amend, alter or discontinue the 2013 Plan, but no amendment, alteration or discontinuation shall be made if such amendment, alteration or discontinuation would impair the rights of a participant under any award without such participant’s consent.

2017 Share Incentive Plan

In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the 100-for-1 share split effected by us in October 2017. As of March 31, 2018, we had not granted any awards under the 2017 Plan.

The following paragraphs summarize the terms of the 2017 Plan:

Plan Administration. Our board of directors, or a committee designated by our board of directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.

Award Agreements. Options and other awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award and the provisions applicable in the event of the grantee’s employment or service terminates. The exercise price of granted options may be amended or adjusted in the absolute discretion of our board of directors, or a committee designated by our board of directors, without the approval of our shareholders or the recipients of the options.

Eligibility. We may grant awards to employees, directors and consultants of our company or any of our affiliates, which include our parent company, subsidiaries and any entities in which our parent company or a subsidiary of our company holds a substantial ownership interest.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Acceleration of Awards upon Change in Control. If a change-of-control corporate transaction occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-of-control corporate transaction plus reasonable interest.

Term of the Options. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the date of the grant.

Transfer Restrictions. Subject to certain exceptions, awards may not be transferred by the recipient, except as otherwise provided by applicable laws or the award agreement.

Termination of the Plan. Unless terminated earlier, the plan will terminate automatically in 2027. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any award recipient unless agreed by the recipient.

The following table summarizes, as of March 31, 2018, the outstanding options granted under the 2013 Plan and 2017 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Options Awarded†	Exercise Price (US$/Share)†	Date of Grant	Date of Expiration
Jun Zhang	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Tiezheng Li	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
Honghui Hu	*	0.007	January 29, 2014	January 28, 2019
	*	0.126	March 21, 2016	March 20, 2021
Shaofeng Gu	*	0.126	March 21, 2016	March 20, 2021
Simon Tak Leung Ho	*	0.126	September 7, 2016	September 6, 2021
Feng Zhang	*	0.028	May 24, 2015	May 23, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	0.320	February 1, 2017	January 31, 2022
Yuxiang Wang	*	0.030	June 15, 2015	June 14, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Ming Gu	*	0.0085	August 1, 2014	July 31, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Jiayuan Xu	*	0.030	May 5, 2015	May 4, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Other grantees	54,740,800	From 0.0001 to 0.320	From July 1, 2012 to August 21, 2017	From June 30, 2018 to August 20, 2022

*	Less than 1% of our total outstanding shares.
†	The number of ordinary shares underlying options awarded and the exercise price have reflected the 100-for-1 share split we effected on October 20, 2017.
C.	Board Practices

Our board of directors consists of 9 directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jimmy Y. Lai, Bing Xiang and Jun Zhang. Jimmy Y. Lai is the chairman of our audit committee. We have determined that, other than Jun Zhang, both Jimmy Y. Lai and Bing Xiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934. We rely on the exemption provided by Rule 10A-3(b)(1)(iv)(A) under the Securities Exchange Act of 1934, which allows a minority of the members of our audit committee not to be independent for one year from November 9, 2017, the date of effectiveness of our registration statement on Form F-1. We intend to have all three independent directors in our audit committee within one year from the date of effectiveness of our registration statement on Form F-1. In addition, we have determined that Jimmy Y. Lai qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing with the independent auditors any audit problems or difficulties and management’s response;
•	discussing the annual audited financial statements with management and the independent auditors;
•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
•	reviewing and approving all proposed related party transactions;
•	meeting separately and periodically with management and the independent auditors; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Jimmy Y. Lai, Bing Xiang and Neil Nanpeng Shen. Jimmy Y. Lai is the chairman of our compensation committee. We have determined that Jimmy Y. Lai and Bing Xiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jimmy Y. Lai and Bing Xiang. Jimmy Y. Lai is the chairperson of our nominating and corporate governance committee. Jimmy Y. Lai and Bing Xiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	selecting and recommending nominees for election by the shareholders or appointment by the board;
•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
•	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•

advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of the officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by a special resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees

We had 4,208 and 5,414 employees as of December 31, 2016 and 2017. As of December 31, 2017, 3,136 of our employees were located in Shanghai, 746 in Wuxi, 1,484 in Hefei and 48 in Beijing. The following table sets forth the numbers of our employees categorized by function as of December 31, 2017.

	As of December 31, 2017
	Number of Employees	% of Total
Functions:
Operations	1,647	30.4
Risk Management	2,761	51.0
Research and Development	287	5.3
Sales and Marketing	226	4.2
General and Administration	190	3.5
Products	180	3.3
Data Engineering	123	2.3
Total number of employees	5,414	100.0

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including, among other things, housing, pension, medical insurance and unemployment insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment, confidentiality and non-compete agreements with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two year after the termination of his or her employment, provided that we pay compensation equal to 30% of the employee’s salary during the restriction period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.

E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2018 by:

•	each of our directors and executive officers; and
•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,503,071,169 outstanding ordinary shares (consisting of 842,071,169 Class A ordinary shares and 661,000,000 Class B ordinary shares) as of March 31, 2018.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2018
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers**:
Jun Zhang(1)	10,500,000	77,009,800	5.8	11.0
Tiezheng Li(2)	7,500,000	27,987,900	2.3	4.0
Honghui Hu(3)	4,500,000	74,883,400	5.3	10.7
Shaofeng Gu(4)	2,500,000	394,818,900	26.5	56.2
Ronald Cao(5)	144,884,100	—	9.6	1.0
Neil Nanpeng Shen(6)	356,123,700	—	23.7	2.5
Zehui Liu	—	—	—	—
Jimmy Y. Lai	—	—	—	—
Bing Xiang	—	—	—	—
Simon Tak Leung Ho	*	—	*	*
Feng Zhang	*	—	*	*
Jingqi Si	—	—	—	—
Yuxiang Wang	*	—	*	*
Ming Gu	*	—	*	*
Jiayuan Xu	*	—	*	*
All Directors and Executive Officers as a Group	548,407,800	661,000,000	78.0	97.6
Principal and Selling Shareholders:
PPD Investment Limited(7)	—	394,818,900	26.3	56.2
Sequoia Capital 2010 CV Holdco, Ltd.(8)	356,123,700	—	23.7	2.5
Lightspeed China Partner I, L.P. and its affiliate(9)	144,884,100	—	9.6	1.0
Oceanic Team Limited(10)	95,497,300	—	6.4	0.7
SIG China Investments Master Fund III, LLLP(11)	90,471,100	—	6.0	0.6
Maggie & Tony Limited(12)	—	86,300,000	5.7	12.3
Metallica Holding Limited(13)	—	77,009,800	5.1	11.0
Emma & Oliver Holding Limited(14)	—	74,883,400	5.0	10.7

*	Less than 1% of our total outstanding shares.
**

Except for Ronald Cao, Neil Nanpeng Shen, Zehui Liu, Jimmy Y. Lai and Bing Xiang, the business address for our directors and executive officers is Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China. The business address of Ronald Cao is 588 Dong Xu Lian Lu, #42, Shanghai, China 201702. The business address of Neil Nanpeng Shen is Room 3606, China Central Place Tower 3, 77 Jianguo Road, Chaoyang District, Beijing 100027, China. The business address of Zehui Liu is 16F, Tower B, Raycom Infotech Park, No.2 Kexueyuan South Road, Zhongguancun, Haidian District, Beijing, China. The business address of Jimmy Y. Lai is 4521 Turnberry Ct. Plano, Texas, 75024, USA. The business address of Bing Xiang is Floor 20th, Tower East II, Dongfang Square, Dongcheng District, Beijing, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2018. The total number of ordinary shares outstanding as of March 31, 2018 is 1,503,071,169, consisting of (i) 85,000,000 Class A ordinary shares in the form of ADSs, (ii) 757,071,169 Class A ordinary shares, and (iv) 661,000,000 Class B ordinary shares.

††

For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)

Represents 77,009,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands and 10,500,000 Class A ordinary shares that Mr. Jun Zhang may purchase upon exercise of options within 60 days after March 31, 2018. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)

Represents 27,987,900 Class B ordinary shares directly held by Happyariel Holding Limited, a company incorporated in the British Virgin Islands and 7,500,000 Class A ordinary shares that Mr. Tiezheng Li may purchase upon exercise of options within 60 days after March 31, 2018. Mr. Tiezheng Li is the sole shareholder and the sole director of Happyariel Holding Limited. The registered office address of Happyariel Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)

Represents 74,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands and 4,500,000 Class A ordinary shares that Mr. Honghui Hu may purchase upon exercise of options within 60 days after March 31, 2018. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)

Represents 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands and 2,500,000 Class A ordinary shares that Mr. Shaofeng Gu may purchase upon exercise of options within 60 days after March 31, 2018. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(5)

Represents (i) 127,454,500 Class A ordinary shares directly held by Lightspeed China Partner I, L.P. and (ii) 17,429,600 Class A ordinary shares directly held by Lightspeed China Partner I-A, L.P. Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. are Cayman Island limited partnerships. Lightspeed China Partners I GP, LLC, a Cayman limited liability company, is the general partner of both Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. Ronald Cao and James Qun Mi each owns 50% of the ownership of Lightspeed China Partners I GP, LLC. Both Ronald Cao and James Qun Mi disclaim beneficial ownership of their shares held by Lightspeed funds, except to the extent of their pecuniary interest therein. The registered office address of Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)

Represents 356,123,700 Class A ordinary shares directly held by Sequoia Capital 2010 CV Holdco, Ltd., a Cayman Islands limited liability company. Sequoia Capital 2010 CV Holdco, Ltd. is wholly owned by Sequoia Capital China Venture 2010 Fund, L.P. The general partner of Sequoia Capital China Venture 2010 Fund, L.P. is SC China Venture 2010 Management, L.P., the general partner of which is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. The address for Mr. Shen is Room 3606, China Central Place Tower 3, 77 Jianguo Road, Chaoyang District, Beijing 100027, China.

(7)

Represents 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a British Virgin Islands company wholly owned by Mr. Shaofeng Gu. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(8)

Represents 356,123,700 Class A ordinary shares directly held by Sequoia Capital 2010 CV Holdco, Ltd., a Cayman Islands limited liability company. Sequoia Capital 2010 CV Holdco, Ltd. is wholly owned by Sequoia Capital China Venture 2010 Fund, L.P. The general partner of Sequoia Capital China Venture 2010 Fund, L.P. is SC China Venture 2010 Management, L.P., the general partner of which is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. The address of Sequoia Capital 2010 CV Holdco, Ltd. is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(9)

Represents (i) 127,454,500 Class A ordinary shares directly held by Lightspeed China Partner I, L.P. and (ii) 17,429,600 Class A ordinary shares directly held by Lightspeed China Partner I-A, L.P. Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. are Cayman Islands limited partnerships. Lightspeed China Partners I GP, LLC, a limited liability company, is the general partner of both Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. Ronald Cao and James Qun Mi each owns 50% of the ownership of Lightspeed China Partners I GP, LLC. Both Ronald Cao and James Qun Mi disclaim beneficial ownership of their shares held by Lightspeed funds, except to the extent of their pecuniary interest therein. The registered office address of Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(10)

Represents 95,497,300 Class A ordinary shares directly held by Oceanic Team Limited, a company incorporated in the British Virgin Islands. Oceanic Team Limited is a wholly-owned subsidiary of Union Wise Holdings Limited, a company incorporated in Hong Kong. Union Wise Holdings Limited is a wholly-owned subsidiary of Beijing Junlian Maolin Equity Investment L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Maolin Equity Investment L.P. is Beijing Junlian Tongdao Investment Consulting L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Tongdao Investment Consulting L.P. is Lhasa Junqi Enterprise Management Co., Ltd., a company incorporated in the People’s Republic of China. Lhasa Junqi Enterprise Management Co., Ltd. is wholly-owned by Legend Capital Management Co., Ltd., a company incorporated in the People’s Republic of China. Legend Capital Management Co., Ltd. is 80% owned by Beijing Junchenghezhong Investment Management L.P., a limited partnership established in the People’s Republic of China and 20% owned by Legend Holdings Corporation, a joint-stock company established in the People’s Republic of China and listed on the Hong Kong Stock Exchange (stock code: 3396.) The general partner of Beijing Junchenghezhong Investment Management L.P. is Beijing Junqijiarui Enterprise Management Co., Ltd., a company incorporated in the People’s Republic of China. Beijing Junqijiarui Enterprise Management Co., Ltd. is 20% owned by Mr. Linan Zhu, 40% owned by Mr. Hao Chen and 40% owned by Mr. Nengguang Wang. The registered office address of Oceanic Team Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(11)

Represents 90,471,100 Class A ordinary shares directly held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability partnership. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 90,471,100 Series C Preferred Shares. In addition, Heights Capital Management, Inc., a Delaware corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 90,471,100 Series C Preferred Shares. Arthur Dantchik, in his capacity as the president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office address of SIG China Investments Master Fund III, LLLP is One Commerce Center, 1201 N. Orange Street, Suite 715 in the City of Wilmington, State of Delaware, USA.

(12)

Represents 86,300,000 Class B ordinary shares directly held by Maggie & Tony Limited, a company incorporated in the British Virgin Islands. Ms. Wei Luo is the sole shareholder and the sole director of Maggie & Tony Limited. The registered office address of Maggie & Tony Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(13)

Represents 77,009,800 Class B ordinary shares directly held by Metallica Holding Limited, a British Virgin Islands company wholly owned by Mr. Jun Zhang. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(14)

Represents 74,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a British Virgin Islands company wholly owned by Mr. Honghui Hu. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

As of March 31, 2018, a total of 90,471,100 Class A ordinary shares are held of record by one of our shareholders in the United States, representing approximately 6.0% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Beijing Paipairongxin and Its Shareholders

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through Beijing Paipairongxin, one of our variable interest entities, and its subsidiaries based on a series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Paipairongxin.”

Registration Right

We entered into our second amended and restated shareholders’ agreement on February 9, 2015 with our then shareholders, under which we granted certain registration rights to holders of ordinary shares issued upon the conversion of preferred shares. Set forth below is a description of those registration rights:

Demand Registration Rights. At any time after the earlier of (i) February 8, 2020 or (ii) the date that is twelve months after the completion of our initial public offering, holders of 20% or more of the ordinary shares issued upon the conversion of the preferred shares have the right to request us effect a registration for at least 20% of their shares or any lesser percentage if the anticipated gross proceeds from the offering exceed US$5.0 million. Except for certain circumstanced where we are entitled to defer a filing, upon receiving a notice of demand registration, we should promptly give a written notice to all other then preferred shareholders and make best efforts to register the shares requested to be registered. We shall not be obligated to effect more than two demand registrations that have been declared and ordered effective.

Form F-3 Registration Rights. Any holders of ordinary shares issued upon the conversion of preferred shares may request us to file an unlimited number of registration statements on Form F-3 so long as such registration offerings are in excess of US$0.5 million. Within 60 days of receiving such request, we shall effect the registration of the securities on Form F-3. We shall not be obligated to effect more than two registrations that have been declared and ordered effective within any twelve-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities, we must afford  holders of ordinary shares issued upon the conversion of preferred shares an opportunity to participate in that offering. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration. In case of an underwritten offering, the underwriters have the right to exclude up to 75% of the shares requested to be registered by the holders of piggyback registration rights, subject to certain preconditions.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Transactions with PPcredit

We use data collection services from PPcredit, a company controlled by our founders, based on arm’s length transaction terms and conditions. In 2016 and 2017, we incurred RMB38.3 million and RMB84.4 million (US$13.0 million) expenses for such services.

In April and November 2016, Shanghai PPDai extended a one-year non-interest bearing loan of RMB6.0 million and RMB5.0 million, respectively, to PPcredit for general corporate purposes, respectively. The loan was settled in January 2017.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distribution” and “Item 10. Additional Information—Taxation—People’s Republic of China Taxation.”

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING
A.	Offer and Listing Details

Our ADSs, each representing five of our ordinary shares, have been listed on the NYSE since November 10, 2017. Our ADSs trade under the symbol “PPDF.” The following table provides the high and low trading prices for our ADSs on the NYSE since the date of our initial public offering.

	Trading Price
	High	Low
Annual Highs and Lows
2017 (Since November 10, 2017)	14.63	6.88
Quarterly Highs and Lows
Fourth Quarter 2017 (Since November 10, 2017)	14.63	6.88
First Quarter 2018	8.68	6.53
Monthly Highs and Lows
November 2017 (Since November 10, 2017)	14.63	7.83
December 2017	9.45	6.88
January 2018	8.68	6.53
February 2018	7.96	6.88
March 2018	8.56	6.95
April 2018 (through April 26, 2018)	7.40	6.61

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs have been listed on the NYSE since November 10, 2017 under the symbol “PPDF.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Law (2018 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary share is entitled to one vote for each Class A ordinary share registered in his or her name on our register of members, and each holder of Class B ordinary share is entitled to twenty votes for each Class B ordinary share registered in his or her name on our register of members. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together on all resolutions submitted to a vote of the members. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholders present in person or by proxy.

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding voting shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding shares which represent, in aggregate, no less than one-third of the votes attaching to our voting shares in issue. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Law and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such share, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•

the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of shares;
•	the instrument of transfer is properly stamped, if required;
•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our currently effective memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our currently effective memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;
•	the number of shares of the series;
•	the dividend rights, dividend rates, conversion rights, voting rights; and
•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•

authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

General Meetings of Shareholders and Shareholder Proposals. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.

As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.

Shareholders’ annual general meetings and any other general meetings of our shareholders may be convened by a majority of our board of directors or our chairman. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general meeting of our shareholders. A quorum required for a general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the votes attaching to the issued and outstanding shares in our company entitled to vote at general meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow our shareholders holding shares representing in aggregate not less than one-third of the votes attaching to the issued and outstanding shares of our company entitled to vote at general meetings, to requisition an extraordinary general meeting of our shareholders, in which case our directors are obliged to call such meeting and to put the resolutions so requisitioned to a vote at such meeting; however, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Election and Removal of Directors

Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

The directors have the power to appoint any person as a director either to fill a casual vacancy on the board or as an addition to the existing board. Our shareholders may also appoint any person to be a director by way of special resolution.

A director may be removed with or without cause by special resolution.

In addition, the office of any director shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found to be or becomes of unsound mind, (iii) resigns his office by notice in writing to our company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our board resolves that his office be vacated.

Proceedings of Board of Directors

Our currently effective memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

Our currently effective memorandum and articles of association provide that the board may from exercise all the powers of our company to borrow money, to mortgage or charge all or any part of the undertaking, property and uncalled capital of our company and to issue debentures and other securities whenever money is borrowed, or as security for any debt, liability or obligation of our company or of any third party.

Changes in Capital

Our shareholders may from time to time by ordinary resolution:

•	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•

sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

•

cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

Our shareholders may by special resolution, subject to confirmation by the Grand Court of the Cayman Islands on an application by our company for an order confirming such reduction, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;
•	is not required to open its register of members for inspection;
•	does not have to hold an annual general meeting;
•	may issue negotiable or bearer shares or shares with no par value;
•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
•	may register as a limited duration company; and
•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member;
•	the date on which the name of any person was entered on the register as a member; and
•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e. the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members should be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. The shareholders recorded in the register of members are deemed to have legal title to the shares set against their name in the register of members.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a member of our company, the person or member aggrieved (or any member of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” or elsewhere in this annual report on Form 20-F.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We do not believe that PPDAI Group Inc. meets all of the conditions above. PPDAI Group Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

However, if the PRC tax authorities determine that PPDAI Group Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of PPDAI Group Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that PPDAI Group Inc. is treated as a PRC resident enterprise.

Provided that our Cayman Islands holding company, PPDAI Group Inc., is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 698 and SAT Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Public Notice 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock, investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under applicable United States Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.

For United States federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to United States federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, and based upon our current income and assets, including goodwill and unbooked intangibles, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable years because the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or one or more future taxable years.

The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if we were treated as not owning our variable interest entities for United States federal income tax purposes, our risk of being classified as a PFIC may substantially increase. Because our PFIC status for any taxable year is a factual determination that can be made only after the close of a taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” is written on the basis that we will not be or become a PFIC for United States federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current taxable year or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Subject to the PFIC rules discussed below, any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a dividend for United States federal income tax purposes. A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced United States federal tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.
A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We have been approved to list the ADSs on the NYSE. Provided the listing is approved, we believe that the ADSs will be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. U.S. holders are advised to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances and the election to treat any gain as PRC source.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;
•

such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;

•	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and
•	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

If a mark-to-market election is made with respect to our ADSs, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the NYSE. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

If a U.S. holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

We do not intend to provide information necessary for U.S. holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

As discussed above under “Dividends,” dividends that we pay on our ADSs or ordinary shares will not be eligible for the reduced tax rate that applies to qualified dividend income if we are a PFIC for the taxable year in which the dividend is paid or the preceding taxable year. In addition, if a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder is advised to consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Information Reporting

Certain U.S. holders may be required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds US$50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a United States financial institution). These rules also impose penalties if a U.S. holder is required to submit such information to the IRS and fails to do so.

In addition, U.S. holders may be subject to information reporting to the IRS with respect to dividends on and proceeds from the sale or other disposition of our ADSs or ordinary shares. Each U.S. holder is advised to consult with its tax advisor regarding the application of the United States information reporting rules to their particular circumstances.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-220954), as amended, including the annual report contained therein, to register the issuance and sale of our ordinary shares represented by ADSs in relation to our initial public offering. We have also filed with the SEC the registration statement on Form F-6 (Registration No. 333-221209) to register our ADSs.

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.Subsidiary Information

Not applicable.

ITEM 11.QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The PRC government allowed the RMB to appreciate by more than 20% against the U.S. dollar between July 2005 and July 2008. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Between June 2010 and August 2015, the PRC government has allowed the RMB to appreciate slowly against the U.S. dollar again. Since August 2015, the RMB has significantly depreciated against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Fluctuations in interest rates could negatively affect transaction volume facilitated through our platform.”

We may invest our cash in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

•     Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares

Up to U.S. 5¢ per ADS issued

• Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS canceled

• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

• ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;
•

the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

•	certain cable, telex and facsimile transmission and delivery expenses;
•	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;
•

the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

•	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancelation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are canceled (in the case of ADS cancellations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancelation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2017, we did not receive such reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-220954) in relation to our initial public offering, which was declared effective by the SEC on November 9, 2017. In November 2017, we completed our initial public offering in which we issued and sold an aggregate of 17,000,000 ADSs, representing 85,000,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$205.0 million. Concurrently with our initial public offering, we sold 19,230,769 Class A ordinary shares to a wholly owned subsidiary of Sun Hung Kai & Co. Limited via a private placement, resulting in net proceeds to us of approximately US$49.5 million. Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. were the representatives of the underwriters for our initial public offering.

For the period from November 9, 2017, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2017, the total expenses incurred for our company’s account in connection with our initial public offering was approximately US$4.7 million, which included US$2.8 million in underwriting discounts and commissions for the initial public offering and approximately US$1.9 million in other costs and expenses for our initial public offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from November 9, 2017, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2017, we used US$40 million of the net proceeds from our initial public offering for general corporate purpose.

We still intend to use the remainder of the proceeds from our initial public offering and the concurrent private placement as disclosed in our registration statements on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2017, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control Over Financial Reporting

In the course of auditing our consolidated financial statements as of December 31, 2017 and for the year ended December 31, 2017, we and our independent accountant identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare our consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. We have taken the following actions in 2017 to address the root cause of the material weakness:

(i)

In early 2017, we hired a financial reporting senior manager to oversee the U.S. GAAP financial reporting process. The manager is a big four alumni and has extensive audit and accounting experience in U.S. GAAP and SEC filings through her past experience in public accounting. We also hired an internal control director to help us assess and implement controls necessary to ensure a quality financial reporting process. The internal control director has more than 10 years of experience working in internal control or internal audit function in other foreign private issuers and gained in-depth experience in U.S. GAAP and internal control.

(ii)	In late 2017, we engaged another accounting firm to help us design and implement controls that are necessary for us to meet the requirements of Section 404 of the Sarbanes-Oxley Act.

As such remedial measures had not been fully implemented in the limited time that elapsed since our initial public offering, our management concluded that the material weakness had not been remediated as of December 31, 2017. We are still lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. We are fully committed to continue to implement measures to remediate our material weakness, significant deficiency and other control deficiencies in our internal control over financial reporting. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. We are not able to estimate with reasonable certainty the costs that we will need to incur in implementing these and other measures designed to improve our internal control over financial reporting. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.”

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr Jimmy Y. Lai, independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and a member of our audit committee, is an “audit committee financial expert.”

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in October 2017. We have posted a copy of our code of business conduct and ethics on our website at http://ir.ppdai.com/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2016		2017
	(RMB’000)	(US$’000)*	(RMB’000)	(US$’000)*
Audit fees(1)	8,342	1,282	11,130	1,711
Audit-related fees(2)	—	—	504	78
Tax fees(3)	606	93	400	62
All other fees(4)	—	—	—	—

*

The US$ amounts are translated from corresponding RMB amounts using a rate of RMB6.5063 = US$1.00, the noon buying rate on December 29, 2017 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(1)

“Audit fees” means the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

“Audit-related fees” means the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under footnote (1) above.

(3)	“Tax fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
(4)

“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in footnotes (1) through (3).

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On March 21, 2018, our board of directors authorized a share repurchase program whereby our company was authorized to repurchase its own Class A ordinary shares in the form of American depositary shares with an aggregate value of up to US$60 million during the next twelve-month period (the “Share Repurchase Program”). The share repurchases may be effected on the open market at prevailing market prices, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with our company’s working capital requirements, general business conditions, as well as other factors. The share repurchases will be carried out in a manner in compliance with Rule 10b-18 and/or Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, so as to qualify for the safe harbor provided therein.

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program as of the date of this annual report.

Period	Total Number of ADSs Purchased	Average Price Paid Per ADS	Total Number of ADSs Purchased as Part of the Publicly Announced Plan	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plan
March	185,700	7.4174	185,700	58,621,170.05
April	309,600	7.1922	309,600	56,389,595.08
Total	495,300	—	495,300	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country practice with respect to our corporate governance. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16H.MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of PPDAI Group Inc., its subsidiaries and its consolidated variable interest entity are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant  (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.3

Form of Deposit Agreement, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit (a) to the registration statement on Form F-6 (File No. 333-221209), as amended, initially filed with the Securities and Exchange Commission on October 30, 2017)

4.1

The 2017 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.2

Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.3

Form of Director Agreement between the Registrant and its independent directors (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-208056), as amended, initially filed with the Securities and Exchange Commission on November 16, 2015)

4.4

Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.5

English translation of the Restated Equity Pledge agreement between Beijing Prosper and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.6

English translation of the Restated Business Operation Agreement among Beijing Prosper, Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.7

English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

Exhibit Number	Description of Document
4.8

English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement among Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated February 9, 2015 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.9

English translation of the Restated Option Agreement among Beijing Prosper, the shareholders of Beijing Paipairongxin, and Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.10

English translation of the Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.11

English translation of the Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.12

English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.13

English translation of the Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated June  30, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.14

English translation of the Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.15

Subscription Agreement between the Registrant and Sun Hung Kai & Co. (CP) Limited dated October 30, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.16*	English translation of the Loan Agreement between Shanghai Guangjian and the shareholders of Beijing Paipairongxin dated March 21, 2018

4.17*	English translation of the Restated Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated March 21, 2018

4.18*

English translation of the Restated Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated March 21, 2018

4.19*	English translation of the Restated Power of Attorney granted by the shareholders of Beijing Paipairongxin dated March 21, 2018

4.20*

English translation of the Restated Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated March 21, 2018

4.21*	English translation of the Restated Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated March 21, 2018

4.22*	English translation of the Loan Agreement between Shanghai Manyin and shareholders of Shanghai Zihe dated March 21, 2018

4.23*	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018

Exhibit Number	Description of Document
4.24*	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018

4.25*	English translation of the Power of Attorney granted by the shareholders of Shanghai Zihe dated March 21, 2018

4.26*	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Zihe dated March 21, 2018

4.27*	English translation of the Exclusive Option Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018

8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Grandall Law Firm (Shanghai)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PPDAI Group Inc.

By:	/s/ Jun Zhang
Name:	Jun Zhang
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 27, 2018

PPDAI GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of PPDAI Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PPDAI Group Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive income (loss), of changes in shareholder’s equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 27, 2018

We have served as the Company's auditor since 2016.

PPDAI GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2016	2017
		RMB	RMB	USD$ Note 2(f)
Assets
Cash and cash equivalents	2(h)	404,678	1,891,131	290,661
Restricted cash (including restricted cash of the consolidated trusts of RMB nil and RMB44,775 as of December 31, 2016 and 2017, respectively)	2(i)	802,887	2,392,573	367,732
Short-term investments	2(j)	260,000	1,958,910	301,079
Quality assurance fund receivable	2(t)	286,812	1,152,769	177,177
Property, equipment and software, net	6	37,629	108,248	16,637
Intangible asset	7	—	63,760	9,799
Goodwill		—	50,411	7,749
Loans receivable, net of provision for loan losses of RMB1,084 and RMB47,670 as of December 31, 2016 and 2017, respectively (including loans receivable, net of provision for loan losses of the consolidated trusts of RMB28,225 and RMB647,793, respectively)	4	28,225	681,794	104,790
Financial guarantee derivative assets	2(u)	167,291	—	—
Investment in equity investees	2(q)	2,428	8,857	1,361
Available-for-sale securities	2(k)	—	3,377	519
Accounts receivable		14,195	17,773	2,732
Deferred tax assets	11	31,718	128,361	19,729
Loan extended to related party	10	11,010	—	—
Prepaid expenses and other assets	5	100,418	145,699	22,395
Total assets		2,147,291	8,603,663	1,322,360
Liabilities, Mezzanine Equity and Shareholders’ Equity (Deficit):
Payable to platform customers (including payable to platform customers of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB421,659 and RMB1,113,966 as of December 31, 2016 and 2017, respectively)		421,659	1,113,966	171,213
Quality assurance fund payable (including quality assurance fund payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB473,704 and RMB2,062,844 as of December 31, 2016 and 2017, respectively)	2(t)	473,704	2,062,844	317,053
Deferred revenue (including deferred revenue of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB162,896 and RMB256,240 as of December 31, 2016 and 2017, respectively)		162,896	265,094	40,744
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB81,303 and RMB130,533 as of December 31, 2016 and 2017, respectively)		84,534	156,831	24,105
Taxes payable (including taxes payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB85,195 and RMB140,064 as of December 31, 2016 and 2017, respectively)		85,209	257,143	39,522
Provision for payment to investor reserve fund investor (including provision for payment to investor reserve fund of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB nil and RMB107,660 as of December 31, 2016 and 2017, respectively)	2(v)	—	107,660	16,547
Financial guarantee derivative liabilities (including financial guarantee derivative liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB nil and RMB215,770 as of December 31, 2016 and 2017, respectively)	2(u)	—	215,770	33,163
Funds payable to investors of consolidated trusts (including funds payable to investors of consolidated trusts of RMB30,084 and RMB502,641 as of December 31, 2016 and 2017 respectively)		30,084	502,641	77,255
Due to related party (including due to related party of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB15,634 and RMB700,137 as of December 31, 2016 and 2017, respectively)	10	15,634	11,972	1,840
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB nil and nil as of December 31, 2016 and 2017, respectively)	11	—	15,940	2,450

The accompanying notes form an integral part of these consolidated financial statements.

PPDAI GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2017 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2016	2017
		RMB	RMB	USD$ Note 2(f)
Liabilities, Mezzanine Equity and Shareholders’ Equity (Deficit) (Continued)
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB92,314 and RMB194,780 as of December 31, 2016 and 2017, respectively)	9	101,349	211,614	32,524
Total liabilities		1,375,069	4,921,475	756,416
Commitments and contingencies	17
Mezzanine equity
Series A convertible redeemable preferred shares (US$0.00001 par value; 285,000,000 shares issued and outstanding as of December 31, 2016 and none issued and outstanding as of December 31, 2017)	14	369,033	—	—
Series B convertible redeemable preferred shares (US$0.00001 par value; 214,285,700 shares issued and outstanding as of December 31, 2016 and none issued and outstanding as of December 31, 2017)	14	339,781	—	—
Series C convertible redeemable preferred shares (US$0.00001 par value; 234,554,700 shares issued and outstanding as of December 31, 2016 and none issued and outstanding as of December 31, 2017)	14	501,831	—	—
Total mezzanine equity		1,210,645	—	—
PPDAI Group Inc. Shareholders’ deficit:
Class A ordinary shares (US$0.00001 par value; 733,840,400 shares and 10,000,000,000 shares authorized as of December 31, 2016 and 2017 respectively; 733,840,400 and 842,071,169 issued and outstanding as of December 31, 2016 and 2017, respectively)	13	—	56	9
Class B ordinary shares (US$0.00001 par value; 4,266,159,600 shares and 10,000,000,000 shares authorized as of December 31, 2016 and 2017 respectively; 665,000,000 and 661,000,000 issued and outstanding as of December 31, 2016 and 2017, respectively)	13	—	44	7
Additional paid-in capital		—	5,951,044	914,659
Statutory reserves		15,662	55,090	8,467
Accumulated other comprehensive income (loss)		(85,017)	14,917	2,293
Accumulated deficit		(369,068)	(2,398,984)	(368,716)
Total PPDAI Group Inc. shareholders’ equity (deficit)		(438,423)	3,622,167	556,719
Non-controlling Interest		—	60,021	9,225
Total shareholders’ equity (deficit)		(438,423)	3,682,188	565,944
Total liabilities, mezzanine equity and shareholders’ equity (deficit)		2,147,291	8,603,663	1,322,360

The accompanying notes form an integral part of these consolidated financial statements.

PPDAI GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(All amounts in thousands, except share data, or otherwise noted)

		For the Years Ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB	USD$ Note 2(f)
Operating revenue:
Loan facilitation service fees	2(v)	164,279	911,448	2,843,287	437,005
Post-facilitation service fees	2(v)	8,011	126,823	668,819	102,796
Other revenue	2(v)	25,062	170,403	491,400	75,527
Expected discretionary payment to investor reserve fund investors	2(v)	—	—	(107,660)	(16,547)
Total operating revenues		197,352	1,208,674	3,895,846	598,781
Net interest income (expense) and loan provision losses	2(n)	(1,663)	7,084	(15,209)	(2,338)
Net revenues		195,689	1,215,758	3,880,637	596,443
Operating expenses:
Origination and servicing expenses	2(w)	(99,383)	(349,852)	(890,160)	(136,815)
Origination and servicing expenses-related party	2(w)	—	(38,297)	(84,362)	(12,966)
Sales and marketing expenses	2(x)	(125,439)	(352,952)	(788,291)	(121,158)
General and administrative expenses	2(y)	(115,942)	(237,808)	(588,664)	(90,476)
Total operating expenses		(340,764)	(978,909)	(2,351,477)	(361,415)
Other income (expenses)
Gain from quality assurance fund	2(t)	42,358	99,961	5,885	904
Realized gain from financial guarantee derivatives	2(u)	19,549	31,999	169,103	25,991
Fair value change of financial guarantee derivatives	2(u)	15,757	146,653	(383,061)	(58,875)
Gain from disposal of subsidiary	12	—	20,611	—	—
Other income (expense), net		(365)	13,684	36,531	5,614
Profit (loss) before income tax expense		(67,776)	549,757	1,357,618	208,662
Income tax expense	11	(4,364)	(48,267)	(274,711)	(42,222)
Net profit (loss)		(72,140)	501,490	1,082,907	166,440
Net loss attributable to non-controlling interest shareholders		—	—	(76)	(12)
Net profit attributable to PPDai Group Inc.		(72,140)	501,490	1,082,983	166,452
Accretion on Series A convertible redeemable preferred shares to redemption value	14	(53,526)	(236,662)	(1,237,274)	(190,166)
Accretion on Series B convertible redeemable preferred shares to redemption value	14	(39,029)	(171,106)	(905,861)	(139,228)
Accretion on Series C convertible redeemable preferred shares to redemption value	14	(16,237)	(154,254)	(930,336)	(142,990)
Net loss attributable to ordinary shareholders		(180,932)	(60,532)	(1,990,488)	(305,932)
Net profit attributable to PPDai Group Inc.		(72,140)	501,490	1,082,983	166,452
Foreign currency translation adjustment, net of nil tax		(24,997)	(60,498)	99,934	15,360
Total comprehensive income (loss) attributable to PPDAI Group Inc.		(97,137)	440,992	1,182,917	181,812
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted		665,000,000	665,000,000	779,804,270	779,804,270
Net loss per share attributable to ordinary shareholders
Basic and diluted		(0.2721)	(0.091)	(2.5525)	(0.3923)
Net loss per share attributable to ADS
Basic and diluted		—	—	(12.7627)	(1.9616)

The accompanying notes form an integral part of these consolidated financial statements.

PPDAI GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(All amounts in thousands, except share data, or otherwise noted)

				Accumulated
			Additional	other			Non-	Total
	Ordinary shares		paid-in	comprehensive	Statutory	Accumulated	controlling	shareholders’
	Share	Amount	capital	income (loss)	reserves	deficit	interest	equity (deficit)
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	665,000,000	—	—	478	—	(111,942)	—	(111,464)
Accretions to preferred shares redemption value	—	—	—	—	—	(108,792)	—	(108,792)
Foreign currency translation adjustment	—	—	—	(24,997)	—	—	—	(24,997)
Net loss	—	—	—	—	—	(72,140)	—	(72,140)
Balance as of December 31, 2015	665,000,000	—	—	(24,519)	—	(292,874)	—	(317,393)
Accretions to preferred shares redemption value	—	—	—	—	—	(562,022)	—	(562,022)
Net profit	—	—	—	—	—	501,490	—	501,490
Foreign currency translation adjustment	—	—	—	(60,498)	—	—	—	(60,498)
Appropriation to statutory reserve	—	—	—	—	15,662	(15,662)	—	—
Balance as of December 31, 2016	665,000,000	—	—	(85,017)	15,662	(369,068)	—	(438,423)
Issuance of ordinary shares upon Initial Public Offering (“IPO”) and Concurrent Private Placement (“CPP”), net of expense	104,230,769	51	1,677,171	—	—	—	—	1,677,222
Accretions to preferred shares redemption value	—	—	—	—	—	(3,073,471)	—	(3,073,471)
Conversion of series A preferred shares to ordinary shares	285,000,000	19	1,563,889	—	—	—	—	1,563,908
Conversion of series B preferred shares to ordinary shares	214,285,700	14	1,212,281	—	—	—	—	1,212,295
Conversion of series C preferred shares to ordinary shares	234,554,700	16	1,391,551	—	—	—	—	1,391,567
Share-based compensation	—	—	65,324	—	—	—	—	65,324
Cancellation of Share-based compensation plan of a subsidiary	—	—	40,828	—	—	—	—	40,828
Net profit	—	—	—	—	—	1,082,983	(76)	1,082,907
Foreign currency translation adjustment	—	—	—	99,934	—	—	—	99,934
Business Combination	—	—	—	—	—	—	60,097	60,097
Appropriation to statutory reserve	—	—	—	—	39,428	(39,428)	—	—
Balance as of December 31, 2017	1,503,071,169	100	5,951,044	14,917	55,090	(2,398,984)	60,021	3,682,188

The accompanying notes form an integral part of these consolidated financial statements.

PPDAI GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(All amounts in thousands, except share data, or otherwise noted)

		For the Years Ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB	USD$ Note 2(f)
Cash flows from operating activities:
Net profit (loss)		(72,140)	501,490	1,082,907	166,440
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Provision for loan losses		5,912	34,705	46,586	7,160
Depreciation and amortization		3,252	12,086	22,555	3,466
Gain from quality assurance fund		(42,358)	(99,961)	(5,885)	(904)
Realized gain from financial guarantee derivatives		(19,549)	(31,999)	(169,103)	(25,991)
Change in fair value of financial guarantee derivative		(15,757)	(146,653)	383,061	58,875
Expected discretionary payment to IRF investors		—	—	107,660	16,547
Share-based compensation		—	—	106,152	16,315
Gain from disposal of subsidiary		—	(20,611)	—	—
Changes in operating assets and liabilities:
Deferred revenue		(4,314)	149,216	102,198	15,707
Accounts receivable		(47,808)	43,758	(3,578)	(550)
Prepaid expenses and other assets		(43,694)	(45,474)	(105,955)	(16,285)
Due to related party		—	15,634	(3,662)	(563)
Accrued expenses and other liabilities		2,342	34,275	108,449	16,668
Payroll and welfare payable		29,718	49,937	72,297	11,112
Taxes payable		27,388	54,484	171,934	26,426
Deferred tax asset		(14,879)	(16,839)	(96,643)	(14,854)
Transferred from restricted cash due to maturity of investment program	2(u)	—	—	45,567	7,004
Net cash provided by (used in) operating activities		(191,887)	534,048	1,864,540	286,573
Cash flows from investing activities:
Collection of loans originated and held by the Group		118,451	1,024,287	324,178	49,825
Investment in loans originated and held by the Group		(177,624)	(1,454,890)	(1,022,937)	(157,223)
Short-term loan to related party		—	(11,010)	—	—
Purchase of property, equipment and software		(17,548)	(29,804)	(90,871)	(13,967)
Increase (decrease) in restricted cash		(21,053)	21,053	—	—
Purchase of equity investments		—	(2,428)	(6,447)	(991)
Purchase of available-for-sale securities		—	—	(3,506)	(539)
Proceeds from short-term investments		—	68,498	6,485,536	996,809
Purchase of short-term investments		(34,468)	(292,765)	(8,147,450)	(1,252,240)
Proceeds from disposal of a subsidiary		—	14,000	6,000	922
Cash paid for business combinations, net of cash acquired	3(b)	—	—	(40,078)	(6,160)
Net cash used in investing activities		(132,242)	(663,059)	(2,495,575)	(383,564)
Cash flows from financing activities:
Proceeds from Series C convertible redeemable preferred shares issuance		286,118	—	—	—
Cash paid to investors - alternative investment product		(5,628)	(822,202)	—	—
Cash received from investors - alternative investment product		37,555	1,251,470	—	—
Cash received from investors - consolidated trusts		—	30,000	555,500	85,379
Cash paid to investors - consolidated trusts		—	(567)	(68,539)	(10,534)
Cash paid for repurchase of the consolidated trusts		—	—	(31,250)	(4,803)
Proceeds from borrowings		25,000	—	—	—
Repayment of borrowings		(5,000)	(20,000)	—	—
Proceeds from issuance of ordinary share, net		—	—	1,677,222	257,784
Net cash provided by financing activities		338,045	438,701	2,132,933	327,826
Effect of exchange rate changes on cash and cash equivalents		1,289	2,493	(15,445)	(2,372)
Net increase in cash and cash equivalents		15,205	312,183	1,486,453	228,463
Cash and cash equivalents at beginning of year		77,290	92,495	404,678	62,198
Cash and cash equivalents at end of year		92,495	404,678	1,891,131	290,661
Supplemental disclosure of cash flow information
Cash paid for interest including paid to investors of consolidated trusts		(544)	(554)	(5,376)	(826)
Cash paid for income taxes		—	—	216,060	33,208
Supplemental disclosure of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value		108,792	562,022	3,073,471	472,384
Consideration receivable for disposal of a subsidiary		—	6,000	—	—

The accompanying notes form an integral part of these consolidated financial statements.

PPDAI GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2015, 2016 AND 2017

(All amounts in thousands, except share data, or otherwise noted)

The movements in the quality assurance fund receivable and payable, financial guarantee derivative, and majority of the restricted cash accounts do not flow through the Group’s cash accounts. These non-cash transactions that flow through the restricted cash accounts are as follows:

		For the Years Ended December 31,
	Note	2015	2016	2017
		RMB	RMB	RMB	USD$ Note 2(f)
Contributions into quality assurance fund and investor reserve funds		175,423	502,496	2,648,531	407,072
Net Payouts of quality assurance fund payable		(105,306)	(193,811)	(1,750,360)	(269,025)
Payable for purchase of property, equipment and software		—	—	6,585	1,012

The accompanying notes form an integral part of these consolidated financial statements.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and reorganization

(a) Principal activities

PPDAI Group Inc. (the “Company”) is an investment holding company and with its consolidated subsidiaries and variable interest entity (“VIE”) (collectively referred to as the “Group”) operates an online consumer finance marketplace through its platform (www.ppdai.com) registered in the People’s Republic of China (the “PRC” or “China”).

As of December 31, 2017, the Company’s principal subsidiaries and consolidated VIE are as follows:

Name	Percentage of direct or indirect ownership	Date of incorporation	Place of incorporation
Subsidiaries
PPDAI (HK) LIMITED. (“PPDAI HK”)	100%	June 12, 2012	Hong Kong, China
Beijing Prosper Investment Consulting Co., Ltd. (“Beijing Prosper” or “Wholly Owned Foreign Enterprise” (“WOFE”)).	100%	August 21, 2012	Beijing, China
Shanghai Guangjian Information Technology Co., Ltd. (“Shanghai Guangjian” or “Wholly Owned Foreign Enterprise” (“WOFE”))	100%	June 5, 2017	Shanghai, China
Shanghai Shanghu Information Technology Co., Ltd. (“Shanghai Shanghu”)	100%	June 15, 2017	Shanghai, China

VIE
Beijing Paipairongxin Investment Consulting Co., Ltd. (“Beijing Paipairongxin”)	100%*	June 15, 2012	Beijing, China

VIE’s principal subsidiary
Shanghai PPDai Financial Information Services Co.,Ltd. (“Shanghai PPDai”)	100%*	January 18, 2011	Shanghai, China
* Controlled via contractual relationships

(b) Reorganization

Prior to 2012, the operation of the online consumer finance marketplace was carried out by Shanghai PPDAI and Beijing Paipairongxin, both of which were owned by the original shareholders (the “Founders”) and an angel investor. To facilitate offshore financing, an offshore corporate structure was formed in 2012 (the “Reorganization”), which was carried out as follows:

1)	PPDAI Group Inc was incorporated in the Cayman Islands on June 6, 2012 by the Founders and angel investor.
2)	On June 12, 2012, PPDAI HK was incorporated in Hong Kong as a wholly owned subsidiary of the Company.

3)	On June 15, 2012, Beijing Prosper was incorporated in the PRC as a wholly owned subsidiary of PPDAI HK.

4)	On August 21, 2012, Beijing Paipairongxin was incorporated in the PRC by the founders of Shanghai PPDAI.

By entering into a series of commercial agreements in 2012 to 2014 (the “VIE Agreements”) that included the founders. Beijing Prosper, Beijing Paipairongxin and Shanghai PPai, (i) Shanghai PPDAI became a wholly owned subsidiary of Beijing Paipairongxin and (ii) Beijing Pairongxin became a VIE whose primary beneficiary is Beijing Prosper. Upon entering into the agreements, the shareholders of Beijing Paipairongxin became the “Nominee Shareholders” of Beijing Paipairongxin.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and reorganization (continued)

(b) Reorganization (continued)

The Company further carried out the following reorganization activities in 2017:

1)	On June 5, 2017, Shanghai Guangjian was incorporated in the PRC as a wholly owned subsidiary of PPDAI HK.

2)	On June 15, 2017, Shanghai Shanghu was incorporated in PRC as a wholly owned subsidiary of Shanghai Guangjian.

In June, 2017, Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Beijing Paipairongxin, Shanghai PPDAI and the shareholders of Beijing Paipairongxin entered into a new set of contractual arrangements, including an equity pledge agreement, a business operation agreement, a power of attorney, an option agreement and an exclusive technology consulting and service agreement, replacing the previous contractual agreements among Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin. The term of the new set of agreements do not change from the previous ones. As a result, the Company continues to have control over Beijing Paipairongxin:

The Company has consolidated the assets and liabilities, results of operations of Beijing Paipairongxin and its subsidiaries in the Group’s financial statements.

(c) Share split

On October 20, 2017, the Company effected a share split. Each of ordinary share and preferred share of the Company was subdivided into 100 shares at a par value of US$0.00001. All shares and per share amounts presented in these consolidated financial statements and notes have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the share split.

2. Summary of significant accounting policies

(a) Basis of presentation

The Group’s consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and related disclosures. Actual results may differ from those estimates.

(b) Principle of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and a consolidated VIE, including the VIE’s subsidiaries, for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A consolidated VIE is an entity in which the Company, or its subsidiaries, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or one of its subsidiaries is the primary beneficiary of the entity.

All transactions and balances among the Company, its subsidiaries, the VIE and the VIE’s subsidiaries have been eliminated upon consolidation.

In accordance with the VIE Agreements, Shanghai Guangjian has the power to exercise effective control over the VIE, receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from VIE as if it were its sole shareholder and have an exclusive option to purchase all of the equity interests in the VIE.

A Summary of the VIE Arrangements is set forth below:

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

i) VIE Agreements that give the Company effective control of VIE

Restated Business Operation Agreement

Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin (the Nominee Shareholders) entered into the restated business operation agreement for the purpose of agreeing on business operations. Pursuant to the restated business operation agreement, Beijing Paipairongxin and its shareholders agree that to the extent permitted by law, they will accept and unconditionally execute Beijing Prosper’s instructions on business operations, such as appointment of directors and executive officers. Beijing Paipairongxin and its shareholders further agree that, without Beijing Prosper’s prior written consent, Beijing Paipairongxin will not take any action that may have material adverse effects on its assets, businesses, human resources, rights, obligations, or business operations. The shareholders of Beijing Paipairongxin agree to transfer any dividends or other similar income or interests they receive as the shareholders of Beijing Paipairongxin, if any, immediately and unconditionally to Beijing Prosper. This agreement also requires each of Beijing Paipairongxin’s shareholders to issue an irrevocable power of attorney authorizing Beijing Prosper or any person(s) designated by Beijing Prosper to execute shareholders’ rights on behalf of such shareholder. Unless Beijing Prosper terminates this agreement in advance, this agreement will remain effective until Beijing Paipairongxin is dissolved pursuant to PRC law.

Power of Attorney

Each shareholder of Beijing Paipairongxin grant Beijing Prosper or any person designated by Beijing Prosper to act as its attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, appointing directors, supervisors and officers of Beijing Paipairongxin as well as the right to sell, transfer, pledge and dispose all or a portion of the shares held by Nominee Shareholder. The power of attorney will remain in force for ten years unless early terminated by Beijing Prosper. The term of the power of attorney can be extended at Beijing Prosper’s option until Beijing Paipairongxin is dissolved in accordance with PRC law and regulation.

Restated Option Agreement

Pursuant to the restated option agreement, the Nominee Shareholders of Beijing Paipairongxin granted Beijing Prosper or any third party designated by Beijing Prosper the exclusive and irrevocable right to purchase from the Nominee Shareholders, to the extent permitted by PRC law and regulations, all or part of their respective equity interests in Beijing Paipairongxin for a purchase price equal to the registered capital. The Nominee Shareholders will then return the purchase price to Beijing Prosper or any third party designated by Beijing Prosper after the option is exercised. Beijing Prosper may transfer all or part of its option to a third party at its own option. Beijing Paipairongxin and the Nominee Shareholders agree that without prior written consent of Beijing Prosper, they may not transfer or otherwise dispose the equity interests or declare any dividend. The restated option agreement will remain effective until Beijing Prosper or any third party designated by Beijing Prosper acquires all equity interest of Beijing Paipairongxin.

Restated Equity Pledge Agreement

Pursuant to restated equity pledge agreement, each shareholder of Beijing Paipairongxin has pledged all of his or her equity interest held in Beijing Paipairongxin to Beijing Prosper to guarantee his or her obligations under the restated business operation agreement, the power of attorney, restated option agreement and the amended and restated exclusive technology consulting and service agreement. In the event that Beijing Paipairongxin breaches any obligations under these agreements, Beijing Prosper as the pledgee, will be entitled to request immediate disposal of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity. The Nominee Shareholders may not dispose of the equity interests or create or permit to be created any pledges which may have an adverse effect on the rights or benefits of Beijing Prosper without the prior written consent of Beijing Prosper. The restated share pledge agreements will remain effective until Beijing Paipairongxin and its Nominee Shareholders discharge all of their obligations under the VIE Agreements and the pledgee consents such discharge in writing.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

ii) VIE Agreement that enables the Company to receive substantially all of the economic benefits from the VIE

Amended and restated exclusive technology consulting and service agreement

Pursuant to the amended and restated exclusive technology consulting and service agreement, Beijing Prosper has the exclusive right to provide Beijing Paipairongxin and Shanghai PPDai with technical support, consulting services and other services. Beijing Prosper shall exclusively own any intellectual property arising from the performance of the agreement. During the term of this agreement, Beijing Paipairongxin and Shanghai PPDai may not accept any services covered by this agreement provided by any third party. Beijing Paipairongxin and Shanghai PPDai agree to pay service fees equal to 100% of the net profit generated or otherwise determined by Beijing Prosper. Except by mutual agreement upon early termination by parties in writing, the exclusive business cooperation agreement will remain effective until Beijing Paipairongxin and Shanghai PPDai are dissolved in accordance with PRC law and regulation.

Through the aforementioned VIE Agreements, Beijing Paipairongxin is considered a VIE and the Beijing Prosper is the primary beneficiary in accordance with U.S. GAAP because Beijing Prosper has the ability to:

•	exercise effective control over Beijing Paipairongxin;
•	receive substantially all of the economic benefits and residual returns, and absorb substantially all the risks and expected losses from VIE as if it were its sole shareholder; and
•	have an exclusive option to purchase all of the equity interests in the VIE.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

ii) VIE Agreement that enables the Company to receive substantially all of the economic benefits from the VIE (continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of Beijing Paipairongxin and its subsidiaries, which are included in the Group’s consolidated financial statements. Transactions between the VIE and its subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2016	2017
	RMB	RMB
Cash and cash equivalents	362,120	377,470
Restricted cash	802,887	2,347,799
Short-term investments	260,000	1,623,656
Quality assurance fund receivable	286,812	1,152,769
Property, equipment and software, net	37,412	83,802
Investment in consolidated trusts	—	234,322
Financial guarantee derivative assets	167,290	—
Investment in equity investees	1,200	55,846
Account receivable	14,195	3,287
Deferred tax assets	31,718	127,542
Loan extended to related party	11,010	—
Prepaid expenses and other assets	87,870	141,321
Total assets	2,062,514	6,147,814
Payable to platform customers	421,659	1,113,966
Quality assurance fund payable	473,704	2,062,844
Deferred revenue	162,896	256,240
Payroll and welfare payable	81,303	130,533
Taxes payable	85,195	140,064
Provision for payment to investor reserve fund investor	—	107,660
Financial guarantee derivative liability	—	215,770
Due to related parties	359,978	700,137
Accrued expenses and other liabilities	92,314	194,780
Total liabilities	1,677,049	4,921,994

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenue	195,723	1,216,971	3,900,454
Net profit	29,731	314,300	730,855
Net cash provided by (used in) operating activities	(103,422)	611,551	1,689,054
Net cash used in investing activities	(78,561)	(712,429)	(1,642,454)
Net cash provided by (used in) financing activities	204,234	379,835	(31,250)
Net increase in cash and cash equivalents	22,251	278,957	15,350
Cash and cash equivalents at beginning of year	60,912	83,163	362,120
Cash and cash equivalents at end of year	83,163	362,120	377,470

Under the VIE Arrangements, the Company has the power to direct activities of Beijing Paipairongxin and can have assets transferred out of Beijing Paipairongxin. Therefore, the Company considers that there is no asset in Beijing Paipairongxin that can be used only to settle obligations of Beijing Paipairongxin, except for registered capital and PRC statutory reserves, if any. As Beijing Paipairongxin is incorporated as limited liability company under the Company Law of the PRC, creditors of the Beijing Paipairongxin do not have recourse to the general credit of the Company for any of the liabilities of Beijing Paipairongxin.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)
(b) Principle of consolidation (continued)

ii) VIE Agreement that enables the Company to receive substantially all of the economic benefits from the VIE (continued)

Currently there is no contractual arrangement which requires the Company to provide additional financial support to Beijing Paipairongxin. However, as the Company conducts its businesses primarily based on the licenses and approvals held by Beijing Paipairongxin, the Company has provided and will continue to provide financial support to Beijing Paipairongxin.

(c) Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations." The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated income statements.

When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Company's majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to noncontrolling interests on the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders' equity. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries' shares, are also recorded as noncontrolling interests in the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(d) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

Financial statements amounts that reflect significant accounting estimates and assumptions include revenue recognition, fair value of quality assurance fund liabilities, valuation allowance for deferred tax assets, allowance for loan losses, determination of uncertain tax positions, accounting for convertible redeemable preferred shares, and valuation of share-based awards. Such accounting estimates are impacted significantly by judgements and assumptions used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates. Changes in estimates are recorded in the period they are identified.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(e) Foreign currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The US$ is the functional currency of the Group’s entities incorporated in Cayman Islands and Hong Kong, and the RMB is the functional currency of the Group’s PRC subsidiaries.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive income (loss).

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statements. The exchange rates used for translation on December 31, 2016 and 2017 were US$1.00=RMB6.9370 and RMB6.5342, respectively, representing the index rates stipulated by the People’s Bank of China.

(f) Convenience translation

Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive income (loss) and consolidated statement of cash flows from RMB into US$ as of and for year ended December 31, 2017 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5063, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2017. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

(g) Certain risks and concentration

As of December 31, 2016 and 2017, substantially all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2015, 2016 and 2017. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2016 and 2017.

(h) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.

(i) Restricted cash

Restricted cash represents:

(i)

Cash in quality assurance fund is cash managed by the Group through a designated bank account. There is no other use of these funds except for making payments to investors for default loans that are subject to quality assurance protection. As of December 31, 2016 and 2017, the restricted cash related to quality assurance fund amounted to RMB329,549 and RMB1,058,617, respectively.

(ii)

Cash in investor reserve funds is cash managed by the Group through a designated bank account or third party payment company account. There is no other use of these funds except for payments to protect relevant investors from potential losses resulting from delinquent loans and or underperformance of the investment programs. As of December 31, 2016 and 2017, the restricted cash related to investor reserve funds amounted to RMB51,679 and RMB175,215, respectively.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(i) Restricted cash (continued)

(iii)

Cash received from investors or borrowers that has not yet been disbursed, due to a settlement time lag. As of December 31, 2016 and 2017, the restricted cash related to cash not yet disbursed amounted to RMB421,659 and RMB1,113,966, respectively.

(iv)

Cash received via consolidated trusts that has not yet been distributed. As of December 31, 2016 and 2017, the restricted cash related to cash not yet distributed amounted to RMB nil and RMB44,775, respectively.

(j) Short-term Investments

Short-term investments mainly consist of investments in time deposits placed with banks with original maturities between three months and one year, investments in money market funds and wealth management products. The wealth management products are certain deposits with variable interest rates or principal not guaranteed with certain financial institutions.

Interest earned is recorded as other income (expense) in the consolidated statements of comprehensive income (loss) during the years presented. Short-term investment represents an investment in money market fund amount to RMB260,000 as of December 31, 2016 and investment in wealth management products amounting to RMB1,958,910 as of December 31, 2017, respectively.

(k) Available-for-sale securities

On March 17, 2017, the Group, through one of its subsidiaries, acquired certain Series A convertible preferred shares of an intelligent investment advisor company (“investee”) for consideration of US$300 (equivalent of approximately RMB2,068). The cash consideration was paid on April 20, 2017. The Group’s investment represented 9.089% of the investee’s equity interests, on an as converted basis. The preferred shares were not considered in-substance common stock as they provide substantive redemption rights, liquidation rights and fixed dividends to the Group, which are not available to common shareholders. Thus the investment was classified as an available-for-sale investment in debt securities.

On October 17, 2017, the Group, through one of its subsidiaries, acquired certain convertible preference shares of an overseas company (“investee”) for total consideration of US$217 (equivalent of approximately RMB1,438). The cash consideration was paid in two installments on November 21 and November 29 respectively. The Group’s investment represented 1.465% of the investee’s equity interests, on an as converted basis. The preferred shares were not considered in-substance common stock as they provide substantive redemption rights, liquidation rights and fixed dividends to the Group, which are not available to common shareholders. Thus the investment was classified as an available-for-sale investment in debt securities.

Subsequent to initial recognition, available-for-sale investments are measured at fair value with changes in fair value recognized in accumulated other comprehensive income (loss) included in shareholders’ equity. When there is objective evidence that the investment is impaired, the cumulative losses from the declines in fair value that had been recognized directly in accumulated other comprehensive income (loss) are removed from equity and recognized in the income statement. When the available-for-sale investment is sold, the cumulative fair value adjustments previously recognized in accumulated other comprehensive income (loss) are recognized in the statement of operations and comprehensive income (loss). The Group evaluates such investments periodically for possible other-than-temporary impairment. An other-than-temporary impairment must be recognized if an investor has the intent to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. For a debt-classified security, the amount of any other-than-temporary impairment related to the expected future cash flows is a credit loss and is recorded as a charge to earnings.

As at December 31, 2017, the fair value of available-for-sale securities is not material.

(l) Fair value measurement

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(l) Fair value measurement (continued)

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, quality assurance fund receivable, loans receivable, accounts receivable, financial guarantee derivative, payable to platform customers, quality assurance fund payable, short-term borrowings and other liabilities. As of December 31, 2016 and 2017, the carrying values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, payable to platform customers, short-term borrowings and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

The quality assurance fund receivable is measured using the contractual amounts due from borrowers, taking into account an expected rate of default. Due to the short term nature of the contributions, no discount factor was applied. Subsequently, the carrying value approximates fair value due to the short term nature of the receivable.

The quality assurance fund payable is measured by taking into account the expected payout rate and incorporating a markup margin.

On a recurring basis, the Group measures its short-term investments and financial guarantee derivative at fair value. Since the net derivative asset does not have quoted price in active markets, they are valued using valuation model. Management is responsible for determining the fair value.

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2016
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
—Money market funds	—	260,000	—	260,000
Financial guarantee derivative	—	—	167,291	167,291
Total Assets	—	260,000	167,291	427,291

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(l) Fair value measurement (continued)

December 31, 2017
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
—wealth management products	—	1,958,910	—	1,958,910
Available-for-sale securities	—	—	3,377	3,377
Total Assets	—	1,958,910	3,377	1,962,287
Financial guarantee derivative liabilities	—	—	215,770	215,770
Total Liabilities	—	—	215,770	215,770

The Group values its wealth management products held in certain bank accounts using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

The Group did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2016 and 2017.

Changes in fair value measurement categorized within Level 3 of the fair value hierarchy are analyzed each period for changes in estimates or assumptions.

Level 3 Valuation Techniques

Level 3 financial assets and liabilities consist of financial guarantee derivatives and available-for-sale securities for which determination of fair value requires significant judgment and estimation. Changes in fair value are recorded in the consolidated statement of comprehensive income (loss).

The fair value of available for sale securities was measured using an income approach determined by the Company. As the investee is a private company, the fair value is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and other factors that may affect such fair value estimation. As at December 31, 2017, the carrying amount of available-for-sale securities approximates their fair value due to their relatively short holding period.

The Group uses the discounted cash flow model to value these financial guarantee derivatives at inception and subsequent valuation dates. The Group analyzes the fair value of this derivative by first defining the cash flows associated with the derivative and then considers the assumptions used in determining the cash flows from a market participant’s perspective. This discounted cash flow model incorporates assumptions such as the expected default rates, discount rates, as well as early repayment rates. The expected default rate is determined based on the historical performance of loans with similar tenure and of similar credit worthiness and adjusted by the inputs that other market participants would use. Aside from the expected default rate, the Group has also considered the discount rate and early repayment rate in determining the fair value of the financial guarantee derivatives. As the term of the loans are short and the market interest rate is relatively stable, the discount rate and early repayment rate assumptions does not have a significant impact on the fair value of the derivative. Changes in the fair value are recorded in fair value change of financial guarantee derivatives in the Group’s consolidated statements of Comprehensive Income (Loss).

The following table sets forth the significant unobservable inputs used for fair value measurement of financial guarantee derivatives:

	As of December 31,
	2016	2017
Expected default rate	0.75% - 10.25%	0.68% - 14.21%

Please refer to Note 2(u) for the movement and gain of financial guarantee contracts and related derivatives.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(m) Loans receivable, net

Loans receivable represents loan originated by the Group and the consolidated trusts (Note 4), which is due from the borrowers. The Group has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of personal loans with the term period ranging from 1 month to 12 months.

The allowance for loan losses is determined at a level believed to be reasonable to absorb probable losses inherent in the portfolio as of each balance sheet date. The allowance is provided based on an assessment performed on a portfolio basis. All loans are assessed collectively depending on factors such as delinquency rate, size, and other risk characteristics of the portfolio.

The Group writes-off the loans receivable and the related allowance when management determines that full repayment of a loan is not probable. The primary factor in making such determination is the potential recoverable amounts from the delinquent debtor.

(n) Interest income and interest expense related to the loans originated by the Group

The Group has originated and held loans. The majority of the loans originated and held by the Group in 2016 were held by Shanghai Hepai Investment Management Co., Ltd (“Hepai”). Hepai was a subsidiary of Beijing Paipairongxin until it was disposed of on September 30, 2016. (See Note 12). Subsequently, the Group, by participating in various trust plans (See Note 4.) and Shanghai Guangjian, a subsidiary of the Group, originate and hold loans.

Interest on loans receivable (Note 4) is accrued based on the contractual interest rates of the loan as earned. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date.

Prior to its disposition, Hepai sold alternative investment products that paid investors expected rate of return for a specified period of time. Hepai used the funds received from the sale of the alternative investment products to originate loans from the Group’s online consumer marketplace. Cash receipts from loan repayment were used to pay the alternative investment products liability at maturity.

As the primary beneficiary of the trusts, the Group incorporated the trust plans and recorded return of the other trust parties into interest expense. The interest expense is accrued based on the expected rate of return during the contractual term of the alternative investment products and the trusts.

The interest income, interest expense, and loan provision losses in the consolidated statement of comprehensive income (loss) related to the loans originated by the Group recorded during the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Interest income	4,408	59,980	46,975
Less: Interest expense	(159)	(18,191)	(15,598)
Net interest income	4,249	41,789	31,377
Less: Provision for loan losses	(5,912)	(34,705)	(46,586)
Net interest income (expense) and provision for loan losses	(1,663)	7,084	(15,209)

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(o) Property and equipment, net

Property and equipment  are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method taking into account the estimated residual value, if any. The table below sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Office furniture and equipment	3-5 years	5%
Computer and electronic equipment	3-5 years	5%
Leasehold improvements	shorter of remaining lease period or estimated useful life	Nil
Software	1-5 years	Nil

Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation amortization are removed from the accounts and any resulting gain or loss is recognized in consolidated statement of Comprehensive Income (Loss).

(p) Intangible assets

Intangible assets arising from business combination

The Group performs valuation of the intangible assets arising from business combination to determine the relative fair value to be assigned to each asset acquired.

Intangible assets that have indefinite useful life primarily include Micro-Lending License as of December 2017. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

(q) Investment in equity investees

For equity investments in entities over which the Group does not have control or significant influence and for which there is no readily determinable fair value, the cost method is used. Under the cost method, the Group carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

The Group purchased 10% of equity interests in Beijing Ling Li Yu Xun investment management Limited Company (“Beijing Lingli”) in June 2016 with a cash consideration of RMB1,200. The Group doesn’t have significant influence nor control over Beijing Lingli. As a result, the Group accounted the investment using cost method. As of December 31, 2017, no impairment loss was recognized.

The Group purchased 9% of equity interests in NewE Wealth Management LLC (NewE) in December 2016 with a cash consideration of US$177, equivalent in RMB1,228. The Group does not have significant influence nor control over NewE. As a result, the Group accounted the investments using cost method. As of December 31, 2017, no impairment loss was recognized.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(q) Investment in equity investees (continued)

The Group purchased 20% of equity interests in Shanghai Maokong Information Technology Limited Company (Maokong) in July 2017 with a cash consideration of RMB6,000. The Group does not have significant influence nor control over Maokong. As a result, the Group accounted the investment using cost method. As of December 31, 2017, no impairment loss was recognized.

The Group purchased 4.762% of equity interests in Shanghai Social Credit Promotion Center in October 2017 with a cash consideration of RMB500. The Group does not have significant influence nor control over the investee. As a result, the Group accounted the investment using cost method. As of December 31, 2017, no impairment loss was recognized.

(r) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

(s) Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. No impairment of long-lived assets was recognized for the years ended December 31, 2015, 2016 and 2017.

(t) Quality assurance fund payable and receivable

Borrowers may elect to, or in certain circumstances, are required to make contributions to the quality assurance fund, in addition to the transaction fee and payments of loan principal and interest. The quality assurance fund is maintained in a segregated restricted cash bank account. This contribution, which is a certain percentage of the principal amount, is determined at the time of the loan application based on the borrower’s credit score. The contribution does not change over time after the loan is matched and must be paid in its entirety even if the loan is pre-paid. If a borrower who has contributed to the quality assurance fund is one day delinquent on an installment of principal and interest of a loan, the Group will withdraw an amount from the quality assurance fund to repay the delinquent installment of principal and interest to the corresponding investors. Investors can decide if they want to invest in single loans that are protected by the quality assurance fund. The quality assurance fund contributions are not refundable, including if there is no loan default. If the Group were to wind down its online consumer finance marketplace and there were no investors with outstanding loans, the Company would be entitled to the remaining funds in the restricted cash account, if any.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Quality assurance fund payable and receivable (continued)

The Group is required to record its obligation associated with quality assurance fund in accordance with ASC Topic 460, Guarantees. Accordingly, the liabilities are measured at their fair value at inception. Default payments to investors are capped at the quality assurance fund balance at any point in time. The Group is not obligated to pay default loans in the event no funds are available in the quality assurance fund account. Once the investors are paid for a borrower’s default, any future principal and interests recovered are contributed into the quality assurance fund account.

The quality assurance fund obligations are comprised of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Each individual investor has a contract with the Group that specifies the investor’s ability to collect from the quality assurance fund. Therefore, an individual contract is considered to be the unit of account for purposes of applying ASC Topic 460. Therefore, the liability recorded based on ASC Topic 460 is determined on a loan by loan basis and is reduced as the Group is released from the underlying risk, i.e., as the loan is repaid by the borrower or when the investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined based on historical default rates, representing the obligation to make future payouts from the quality assurance fund, measured using the guidance in ASC Topic 450, Contingencies. The ASC Topic 450 contingent component is determined on a loan by loan basis, but considers the actual and expected performance of the pool when estimating the contingent liability. As each guarantee is a separate unit of account that has a contingent component pursuant to ASC 450, the contingent component pertains only to the loan covered by the guarantee. However, the contingent liability recorded under ASC 450 would take into consideration the performance of the overall pooled loan basis, including the cap imposed on the pool, as such data will inform the likelihood of payout on an individual contract basis.

Subsequent to initial recognition, the quality assurance funds obligations are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. ASC 460 does not prescribe a method for subsequently measuring and recording the non-contingent guarantee liability. As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk is reduced as each payment is made, a systematic and rational amortization method based on when the payments are made may be appropriate. If there is no difference between the ASC 460 component and ASC 450 component, no gain or loss is recorded.

As the risk of the guarantee liability is reduced, it is recognized into the income statement by a systematic and rational amortization method, e.g. over the term of the loan, within the “gain from the quality assurance fund” line item of the income statement. For the years ended December 31, 2015, 2016 and 2017, the amount of gains recorded were RMB42.4  million,  RMB100.0 million and RMB5.9 million (US$0.9 million), respectively.

A quality assurance fund receivable is recognized at loan inception at its fair value on a loan-by-loan basis. The fair value is estimated based on the contractual amounts of quality assurance fund contribution from the borrowers, taking into account the expected default rate. The receivable is determined to be collectible at loan inception because at this point in time, the borrower has committed to pay the full amount over the life of the loan, and is also contractually obligated to pay the full amount even if he or she prepays the loan. By taking into account the risk of default in the fair value estimate, the receivable the Group records is representative of what is deemed to be collectible. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment to any individual underlying loan of the quality assurance fund receivable. If the carrying amounts of the quality assurance fund receivable exceeds the expected collections, an impairment loss is recorded for the quality assurance fund receivable not recoverable.

On a loan-by-loan basis, the Group determines the quality assurance fund contributions required from a borrower based on the estimated loss rate of the loans. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. The Group gathers information to assess each borrower’s risk profile and assigns a mirror grade, determined using the Group’s proprietary Magic Mirror Model. These borrowers are then grouped based on Magic Mirror score for which the Group develops an estimated default rate based on actual historical loss experience of each Magic Mirror score. An ultimate loss rate is estimated for each loan based on this method, with a risk premium added based on different Magic Mirror score. The Group regularly reviews the borrower’s risk profile, actual loss rate of each product line and Magic Mirror score and relevant market dynamics to ensure the ultimate loss rate is kept up-to-date.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Quality assurance fund payable and receivable (continued)

Investors who invested in loans for which the borrower elected to participate in the quality assurance fund bear their own financial risk and may suffer a loss if the restricted cash balance plus the subsequent quality assurance fund contributions are exhausted by quality assurance fund payments which are made on a first-loss basis. Payouts from the quality assurance fund account are made to investors when a borrower is one day delinquent in repaying an installment of principal and interest in the order of default date until the restricted cash balance is reduced to nil, even though there may still be investors protected by quality assurance fund. Amounts recovered from the defaulted borrower will be remitted to replenish the portion of the quality assurance fund used to repay the investors. The following table sets forth the Group’s quality assurance fund obligations movement activities for the years ended December 31, 2015, 2016 and 2017:

	For the years ended December 31,
	2015	2016	2017
Opening balance	2,630	125,651	473,704
Fair value of newly written quality assurance obligation	266,850	634,899	3,318,432
Release of quality assurance payable upon repayment	(165,185)	(386,304)	(2,506,141)
Contingent liability	126,662	293,269	2,527,209
Payouts during the year	(764,449)	(1,122,039)	(4,812,797)
Recoveries during the year	659,143	928,228	3,062,437
Ending balance	125,651	473,704	2,062,844

The following table sets forth the Group’s quality assurance fund receivables movement activities for the years ended December 31, 2015, 2016 and 2017:

	For the years ended December 31,
	2015	2016	2017
Opening balance	543	115,484	286,812
Fair value of newly written quality assurance obligation	266,850	634,899	3,318,432
QAF contribution received from borrowers	(155,744)	(470,497)	(2,479,428)
Gain from quality assurance fund	3,835	6,926	26,953
Ending balance	115,484	286,812	1,152,769

As of December 31, 2016 and 2017, the amounts of maximum potential future payment the Group would be required to make were RMB389,573 and RMB1,220,980, respectively, which takes into account of the amount set aside by the Group in the restricted cash balance of the quality assurance fund.

(u) Financial guarantee derivative

For investors who invest in loans without the quality assurance fund through certain Investment Programs (Note 2(v)) from which the investors are entitled to an expected return, they participate in a separate investor reserve fund program. Investors subscribing to these investment programs make contributions to the corresponding investor reserve funds. Under this type of investment program, any surplus gains, less 0.1% of the principal amount invested, are contributed to the investor reserve funds, while the 0.1% of the principal amount invested is paid to the Group.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(u) Financial guarantee derivative (continued)

Similar to the quality assurance fund, the Group maintains a separate dedicated restricted cash account for each of these investment programs. Such funds are maintained solely for the benefit of the investors who invested in loans through the Investment Programs. In general, the investor reserve fund covers underperformance to the extent there are available funds, i.e., it protects investors from not only loan defaults, but also an investment program performing below its stated expected rate of return, which may be due to either a decline in market interest rates during the program’s term, or an inability to timely match repayments with new loans. Payouts will be made from the corresponding investor reserve funds to make up the gap between the actual return and the stated expected rate of return. The capital used for investment purposes in such programs is generated with the cash flows from the borrowers’ monthly repayments of principal and interest. The investor reserve funds are maintained separately and are used to compensate investors in the event of a program’s underperformance. The investor reserve funds are funded upon a program’s maturity, and are capped at a certain percentage of the total funding of each investment program. If an individual investment program underperforms, the Group will use the investor reserve fund to make up for the shortfall, which is paid out upon maturity of the program. An investor who participates in this program is entitled to coverage by the investor reserve fund for the duration he or she participates in the program.

In order to determine the accounting method used, the Group considered the criteria of the scope exception under ASC 815-10-15-58. In order to qualify for this scope exception, the financial guarantee contracts must meet all three of the following criteria: (a) provide for payments to be made solely to reimburse the guaranteed party for failure of the debtor to satisfy its required payment obligations either at prescriptive payment dates or accelerated payment dates as a result of the occurrence of an event of default or notice of acceleration being made to the debtor by the creditor; (b) payment be made only if the debtor’s obligation to make payments as a result of conditions as described in (a) is past due; and (c) the guaranteed party is, as a precondition in the contract for receiving payment of any claim under the guarantee, exposed to the risk of non-payment both at inception and throughout its term either through direct legal ownership or through a back-to-back arrangement. However, as the investor reserve fund does not solely reimburse investors for failure of the borrower to satisfy required payment obligations, but also to reimburse shortfalls due to underperformance of the investment programs, the scope exception under ASC 815-10-15-58(a) is not met. Therefore, these contracts are accounted for as a derivative under ASC Topic 815, Derivatives and Hedging, and should be recognized on the consolidated balance sheets as either assets or liabilities and recorded at fair value.

Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and re-measured at fair value on an ongoing basis in accordance with ASC Topic 820, Fair Value Measurement. Therefore, the financial guarantee derivative will be subsequently marked to market at the end of each reporting period with gains and losses recognized as fair value change of financial guarantee derivative. Based on the valuation methodology and the significant unobservable inputs used for fair value measurement described in Note 2(l), the Group may have day one gain on the financial guarantee derivatives associated with the investor reserve funds program because the investors are willing to pay a premium above the expected default rate for a guarantee return. The Group evaluate the financial guarantee derivatives on a portfolio basis rather than individual basis, as the investor reserve fund are considered as a pool to make up the gap between the actual return and the stated expected rate of return.

If there are changes to the expected defaults of loans and expected performance of the investment programs, the Group records these resulting adjustments to the “fair value change of financial guarantee derivatives” line item within “other income (expense)” on the consolidated statement of comprehensive income (loss). Upon the maturity of an investment program, any cumulative gain or loss will be reclassified to the “realized gain or loss from financial guarantee derivatives” line item within “other income (expense).” That is, whenever cash flows occur upon maturity, the fair value changes are reclassified within the income statement and recorded as realized gain or loss.

In October, 2017, along with the termination of investment program with flexible investment periods, the remaining restricted cash amounting to approximately RMB45,567 were transferred from restricted cash to cash and cash equivalents, as the company was released from the obligation to compensate the investors should the flexible term investment programs under-perform.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(u) Financial guarantee derivative (continued)

The following table sets forth the Group’s financial guarantee derivative movement activities for the years ended December 31, 2015, 2016 and 2017.

	For the years ended December 31,
	2015	2016	2017
Opening balance	4,881	20,638	167,291
Initial recognition of and change in fair value of ongoing investor reserve arrangements	35,306	178,652	(213,958)
Settlement upon maturity of investor reserve arrangements	(19,549)	(31,999)	(169,103)
Ending balance	20,638	167,291	(215,770)

As of December 31, 2017, given the deterioration of performance of investor reserve fund investment programs, the investor reserve fund is expected to be dissolved upon maturity of the investment programs as the Group planned to discontinue the investor reserve fund program starting from January 1, 2018. The Group reverses all the gains recorded historically amounting to RMB213,958. As the expected payout to compensate the investors exceeds the funds available in the investor reserve fund, additional provision outside the Company’s obligation related to the investor reserve fund is recognized as a reduction of revenue. Please refer to Note 2(v) for details.

(v) Revenue recognition

The Group engages primarily in operating an online consumer finance marketplace by providing an online platform which matches borrowers with investors. The Group's platform provides investors with various investment options, broadly categorized into “single loans” and “investment programs.” All of the primary loan products, including standard loan products, handy cash loan products, and consumption loan products, are single loans. Investors may choose to subscribe to single loans based on the profiles of approved borrowers listed on the online platform. They may also elect to participate in one of the platform's investment programs that cater to different investment preferences and enable them to enjoy investment returns while minimizing the time needed to manage their investments. The Group determined that it is not the legal lender and legal borrower in the loan origination and repayment process. Therefore, the Group does not record loans receivable and payable arising from the loans between investors and borrowers on its marketplace. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The two major deliverables provided are loan facilitation services and post-facilitation services (e.g. cash processing and collection services). The Group also generates revenue from other contingent fees, such as loan collection fees for late payments and fees charged to investors for selling loans on our secondary loan market, as well as investment program management fees from any surplus gains earned in the investment programs protected by the quality assurance fund. Revenues comprise the consideration received or receivable for the provision of services in the ordinary course of our business and are recorded net of value-added tax.

Consistent with the criteria of ASC 605 “Revenue Recognition” (“ASC 605”), the Group recognizes revenue when the following four revenue recognition criteria are met:

(i)	Persuasive evidence of an arrangement exists;
(ii)	Delivery has occurred or services have been provided;
(iii)	The selling price is fixed or determinable; and,
(iv)	Collectability is reasonably assured.

Revenue recognition policies for each type of service are discussed as follows:

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(v) Revenue recognition (continued)

Revenue from Single Loans

The Group charges fees at the inception of the loan, which are deducted from the amount that borrowers receive from investors, for facilitating loan origination (covering matching of investors to borrowers and facilitating the execution of loan agreement between investors and borrowers) and for providing ongoing monthly services (covering cash processing services and collection services) (“non-contingent fee”). The Group generally collects the entire amount relating to loan facilitation and post-facilitation services as one combined fee, and these amounts are allocated to the two deliverables based on their relative fair values.

The Group considers the loan facilitation services and post-facilitation services as multiple deliverable arrangements. Although the Group does not sell these services separately, the Group determined that all deliverables have standalone value. Thus, all non-contingent fees are allocated among loan facilitation services and post-facilitation services. The Group does not have vendor specific objective evidence of selling price for the loan facilitation service and the post-facilitation service because the Group does not provide these services separately. Third-party evidence of selling price does not exist either, as public information is not available regarding the amount of fees our competitors charge for these services. Since neither vendor-specific objective evidence nor third-party evidence is available, the Group generally uses its best estimate of selling prices of the different deliverables as the basis for allocation. When estimating the selling prices, the Group considers the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors. The non-contingent fee allocated to loan facilitation is recognized as revenue upon execution of loan agreements between investors and borrowers; the non-contingent fees allocated to post-origination services are deferred and amortized over the period of the loan on a straight line method, which approximates the pattern of when the underlying services are performed. In instances where the loan transaction fee is not collected entirely upfront but over time, the amount allocated to each deliverable is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. As the remaining portion of the loan transaction fee is collected and becomes non-contingent, the Group will allocate the amount between the two deliverables.

In December 2017, to comply with a series of regulatory requirements, the Group discontinued upfront fee collection. Instead, the transaction fee is collected in monthly installments. In accordance with ASC 605-30-5, The Group determines that the transaction fee is only allocable to the two deliverables when the fee is collected.

In addition to the loan transaction fees, the Group also receives fees which are contingent on future events, such as loan collection fees and fees related to loan transfers on the Group’s secondary loan market. These contingent fees are not recognized until the contingencies are resolved and the fees become fixed and determined, which also coincide with when the services are performed and collectability is reasonably assured. These fees are classified within Other Revenue in the consolidated statement of comprehensive income (loss).

Under certain circumstances, in addition to the loan transaction fee, borrowers pay a monthly contribution to the quality assurance fund, which provides a protection mechanism to investors who subscribe to these loans. In accordance with the relevant guidance in ASC 605, Revenue Recognition, the amounts associated with the quality assurance fund is within the scope of another Topic (ASC 460, Guarantees) and should be accounted for in accordance with the provisions of that Topic. The deliverables not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC 605 and the applicable revenue recognition guidance. The fair value of the guarantee associated with the quality assurance fund is recorded under ASC 460, with the remaining amount of consideration accounted for under ASC 605.

Revenue from Investment Programs

For investment programs that only fund loans that are protected by the quality assurance fund, the loan transaction fees and monthly contribution to the quality assurance fund paid by the borrowers are the same as those discussed under “Revenue from Single Loans” above. In addition, under this type of investment program, if there is any surplus gain, i.e., the actual rate of return exceeds the stated expected rate of return in the investment program agreement, this is recognized as an investment program management fee in other revenue upon maturity of such program, when the amount becomes fixed and determinable.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(v) Revenue recognition (continued)

Incentives

To expand its market presence, attract new investors and increase activity level on our platform, the Group will occasionally provide incentives to potential investors at its sole discretion. The Group provides the following types of incentives:

•

When a loan is successfully matched during the relevant incentive program period, the investor receives a cash incentive, either provided upfront as a one-time contribution to the loan investment amount (effectively reducing the amount an investor has to fund in cash for a loan, while still being entitled to repayment of the entire stated principal balance) or on a monthly basis over the term of the loan as additional interest. These cash incentives are accounted for as reduction of revenue in accordance with ASC subtopic 605-50.

•

In certain other circumstances, the Group may provide a cash incentive to a new potential investor upon signing up as a new user on the platform, without a requirement for the potential investor to fund a loan. This is considered a type of marketing expense to attract potential investors to the platform, and is recorded as expense, rather than a reduction of revenue.

Other revenue

Other revenue includes collection fees charged to borrowers, management fees charged to investors for certain investment programs, service fees charged to borrowers for transfer of loans on the secondary loan market and other fees charged to our customers.

Value added tax

The Group is subject to VAT and related surcharges on the revenues earned for services provided in the PRC. The applicable rate of value added tax is 6%. In the accompanying consolidated statements of comprehensive income (loss), the related surcharges for revenues derived from loan facilitation business are deducted from gross receipts to arrive at net revenues.

Expected discretionary payment to investor reserve fund investors

In relation to investor reserve fund, the Group records approximately RMB107,660 in provision for expected discretionary payment to investors in investment programs protected by investor reserve fund investor as a reduction of revenue as such compensation is deemed beyond its legal obligations.

(w) Origination and servicing expense

Origination and servicing expenses primarily consist of salaries and benefits of employees who facilitate loan origination, perform risk pricing, debt-collection service, customer service, data processing and data analysis.

Origination and servicing expenses-related party consist of expenses for data collection service provided by PPcredit, a related party of the Group. (See Note 10)

(x) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB115,942, RMB349,421 and  RMB779,737 for the years ended December 31, 2015, 2016 and 2017, respectively, are charged to the consolidated statements of comprehensive income (loss) as incurred.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(y) General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses. General and administrative expenses include research and development expenditures, amounting to RMB14,137, RMB114,648 and  RMB164,869 and share based compensation expenses, amounting to RMB nil, RMB nil and RMB106,152 for the years ended December 31, 2015, 2016 and 2017, respectively.

(z) Share-based compensation

The Group follows ASC 718, which requires all share-based payments to employees and directors, including grants of employee stock options, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. Under ASC 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost is not recorded for that number of awards.

In accordance with ASC 718, the Group recognize share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with services conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions. Compensation cost is accrued if it is probable that a performance condition will be achieved.

(aa) Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays, the Group records the total expenses on a straight-line basis over the lease term.

(ab) Government grants and subsidy income

The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statement of comprehensive income (loss) in the period the cash is received. The government grants received by the Group amount to RMB70, RMB6,436 and  RMB1,682 for the years ended December 31, 2015, 2016 and 2017, respectively.

(ac) Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income (loss) in the period of the enactment of the change.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ac) Taxation (continued)

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards,(iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expense.

(ad) Earnings (loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(ae) Segment reporting

The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and therefore, the Group only has one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. The Group’s long-lived assets are substantially all located in the PRC and substantially all of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.

(af) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary’s registered capital. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended December 31, 2015, 2016 and 2017, appropriations to the general reserve amounted to nil, RMB15,662 and RMB39,428, respectively.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ag) Reclassification of comparative figures

In previous years, funds payable to the investors of consolidated trusts were presented in “Accrued expenses and other liabilities” on the consolidated balance sheets. Along with the Company's setting up of multiple trust plans (Note 4) and growing interests, the balance has become significant. Accordingly, the Company revised the presentation to report such balances as “Funds payable to investors of consolidated trusts”. Prior year amounts have been reclassified to maintain consistency with the current year presentation. These reclassifications had no effect on the reported results of operations and net assets. Corresponding reclassifications have also been made to the consolidated statement of cash flows.

(ah) Recently issued accounting standards

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606), which will be effective January 1, 2018. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the likelihood of payment and the timing of the related transfer of goods or performance of services. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for this amendment is the same as those for the new revenue guidance. The Group will adopt this ASU on January 1, 2018 with a cumulative adjustment that will increase retained earnings rather than retrospectively adjusting prior periods. The cumulative adjustment will primarily arise from the timing of revenue recognition for transaction fees collected in monthly instalments related to our loan products being recognized earlier under the ASU. The Group provides the loan facilitation services and post-facilitation services as multiple derivable arrangements.  Under Topic 605, transaction fees collected in monthly instalments are considered contingent and, therefore, are not allocable to different deliverables until the contingency is resolved (i.e. upon receipt of the monthly transaction fee). Upon adoption of the ASU, revenue is recognized upon successful matching of borrowers and investors using the total consideration estimated to be received and allocated to the different performance obligations based upon their relative fair value. Other changes relate to timing of revenue recognition for the accounting management fee of certain investment programs. The Group will begin to recognize revenue from account management fee from certain types of investment programs over the term of the investment programs, which is substantially within twelve months, rather than waiting until the maturity of the investment program, generally twelve months after the date of issuance of the investment program. The adoption of this guidance also requires the Group to expand disclosures particularly in the year of adoption.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)-Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends guidance related to certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. This update is effective from January 1, 2018. The Group will adopt this guidance in the first quarter of 2018. The Group does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements and associated disclosure.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to put most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The new standard is effective for interim and annual periods beginning after December 15, 2018 and early adoption is permitted. The Group is currently evaluating the impact of this guidance on its consolidated financial statements.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. The Group is currently evaluating the impact of this guidance on its consolidated financial statements.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ah) Recently issued accounting standards (continued)

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address the diversity in the classification and presentation of changes in restricted cash in the statement of cash flows, by requiring entities to combine the changes in cash and cash equivalents and restricted cash in one line. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Additionally, if more than one line item is recorded on the balance sheet for cash and cash equivalents and restricted cash, a reconciliation between the statement of cash flows and balance sheet is required. The guidance is effective for interim and annual periods beginning on or after December 15, 2017 using a retrospective transition method and early adoption is permitted. The Group will adopt this guidance in the first quarter of 2018. The Group does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements and associated disclosure.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805)-Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The Group will adopt this guidance in the first quarter of 2018. The Group does not expect the adoption of this guidance to have a significant impact on our consolidated financial statements and associated disclosure.

In January 2017, the FASB issued ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of good will which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group has not early adopted this guidance. The Group is currently evaluating the impact of this guidance on its consolidated financial statements.

In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (“ASU 2017-05”), which clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. This update is effective for fiscal years beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted but only as of fiscal years beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group will adopt this guidance in the first quarter of 2018. The Group does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements and associated disclosure.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group will adopt this new guidance in the first quarter of 2018. The Group does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements and associated disclosure.

3. Significant equity transactions and acquisitions

(a) Initial public offering

On November 10, 2017, the Company completed its initial public offering on the New York Stock Exchange under the symbol “PPDF”. The Company offered 17,000,000 American Depositary Shares (“ADS”). Each ADS represents five ordinary share and was sold to the public at US$13.00 per ADS. Also, the Company offered 3,846,154 ADS through concurrent private placement at US$13.00 per ADS. Net proceeds raised by the Company from the initial public offering and private placement in total amounted to approximately US$253.0 million after deducting underwriting discounts and commissions and other offering expenses.

Immediately prior to the completion of the initial public offering, all classes of preferred shares of the Company were converted and redesignated as Class A ordinary shares on a one-for-one basis, all ordinary shares of the Company were redesignated as Class B ordinary share except for the 4,000,000 ordinary shares held by GF Sino Vest Fund SPC-Star 6 SP. (i.e. the ordinary shares held by four founders of the Company were converted to Class B ordinary shares with the preferred ordinary shares held by the rest of the shareholders were converted into Class A ordinary shares.)

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

3. Significant equity transactions and acquisitions (continued)

(a) Initial public offering (continued)

In respect of all matters subject to shareholders’ vote, each holder of Class A ordinary share is entitled to one and each holder of Class B ordinary share is entitled to twenty votes. Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by the shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such share, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

(b) Acquisition of HB micro lending company

On August 31, the Group, through one of its subsidiaries, entered into a share purchase agreement to purchase 32% of the common shares of HB micro lending company (“HB”) on National Equities Exchange and Quotations an equity exchange market in China for a total cash consideration of RMB48.2 million. Further in October, the Group, through another subsidiary, entered into an equity pledge agreement with HB and paid cash consideration of RMB42.0 million to acquire 28% of its restricted common shares. As of December 31, 2017, the Group is able to control 60% of the voting rights of HB and has majority seats on the board of directors thus controlling HB.

In accordance with ASC 805, the acquisition of HB had been accounted for as a business combination and the results of operations of HB from the acquisition date, i.e. October 31, 2017, have been included in the Group’s consolidated financial statements. The Group made estimates and judgements in determining the fair value of acquired assets and liabilities, based on an independent valuation report and management’s experiences with similar assets and liabilities.

The allocation of the purchase price is as follows:

	As of acquisition date	Amortization years
	RMB
Identifiable assets acquired
Identifiable intangible asset*	63,760	Indefinite
Cash	50,068
Other asset	2,337
Identifiable liabilities assumed
Deferred tax liability	(15,940)
Other liability	(393)
Good will*	50,411
Non-controlling interest	(60,097)
Total purchase price	90,146

*	The intangible asset refers to Micro-Lending License acquired through business acquisition that qualifies the “contractual-legal” criterion. It is recognized and measured at fair value.

4. Loans receivable, net

Loans receivable originated and retained by the Group consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Loans	29,309	729,464
Allowance for loan losses	(1,084)	(47,670)
Loans receivable, net	28,225	681,794

The whole loans receivable balance represents the outstanding loans made to the borrowers from YN Trust I as of December 31, 2016 and from YN Trust I, YN Trust II, YN Trust III, Fotic Trust I, Fotic Trust II, Fotic Trust III and loans held by Shanghai Guangjian, a subsidiary of the Group, as of December 31, 2017.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

4. Loans receivable, net (continued)

The following table sets forth the activity in the allowance for loan losses for the years ended December 31, 2015, 2016 and 2017.

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Beginning balance	—	5,912	1,084
Current period provision	5,912	44,178	65,299
Current period reversal	—	(9,473)	(18,713)
Release upon derecognition of loans receivable associated with a disposed subsidiary	—	(23,250)	—
Release upon disposal of loans receivable	—	(16,283)	—
Ending balance	5,912	1,084	47,670

The following table sets forth the aging of loans as of December 31, 2016 and December 31, 2017:

	1-89 days past due	90 days or more past due	Total past due	Current	Total loans
December 31, 2016	1,088	—	1,088	28,221	29,309
December 31, 2017	31,308	8,381	39,689	689,775	729,464

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Group’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, composition of the loan portfolio, current economic conditions and other relevant factors. The allowance is calculated at portfolio-level since the loans portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. In estimating the probable loss of the loan portfolio, the Group also considers qualitative factors such as current economic conditions and or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance.

Arrangement with YN Trust I

As part of the Group’s efforts to develop new product offerings for institutional investors, in September 2016, the Group established a business relationship with a trust which was administered by a third-party trust company. In October 2016, a trust was set up with total assets of cash amounting RMB30,000 which is solely contributed by the Group. The YN Trust I invested solely in loans on the Company’s platform to provide returns to the sole beneficiary of the trust. Initially, the Company was the trust’s settlor and sole beneficiary, but in October 2016, the Company transferred the entire beneficiary interest in the trust to a third party. The Company holds variable interest in the trust as the Company is entitled to the residual profit in the trust and the Company has agreed to repurchase any loans that are delinquent for more than 90 days. The Company determined that this represents a variable interest in a variable interest entity. Since the trust only invests in loans suggested by the Company, the Company has power to direct the activities of the trust. The Company has the obligation to absorb losses or the right to receive benefits from the Trust that could potentially be significant to the Trust, as the Company agreed to repurchase delinquent loans outstanding for more than 90 days. As a result, the Company is considered the primary beneficiary of the trust and consolidated the trust’s assets, liabilities, results of operations and cash flows. As the structure of the trust could be considered a guarantee provided by the Group to the beneficial of the trust, which is prohibited under the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries. In April 2017, the Company repurchased the entire beneficiary interest with a total consideration of RMB31,250. The Group recorded a loss of RMB1,250 in other income with in the statement of comprehensive income (loss). After the repurchase, the Company continues to consolidate the trust.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

4. Loans receivable, net (continued)

Arrangement with YN Trust II

In September 2017, the Group established a new business relationship with the YN Trust II which was administered by a third-party trust company. In September 2017, the YN Trust II was set up with total assets of cash amounting to RMB50,000 in which the third party and the Group contributed RMB40,000 and RMB10,000, respectively. The YN trust II invested solely in loans on the Company’s platform to provide returns to the beneficiaries of the YN Trust II. Since the YN Trust II only invests in loans suggested by the Company, the Company has power to direct the activities of the YN Trust II. The Company has the obligation to absorb losses or the right to receive benefits from the Trust that could potentially be significant to the Trust. As a result, the Company is considered the primary beneficiary of the YN Trust II and consolidated the YN Trust II’s assets, liabilities, results of operations and cash flows.

Arrangement with YN Trust III

In November 2017, the Group established a new business relationship with the YN Trust III which was administered by a third-party trust company. In November 2017, the YN Trust III was set up with total assets of cash amounting to RMB115,500 in which the third party and the Group contributed RMB65,500 and RMB50,000, respectively. The YN trust III invested solely in loans on the Company’s platform to provide returns to the beneficiaries of the YN Trust III. Since the YN Trust III only invests in loans suggested by the Company, the Company has power to direct the activities of the YN Trust III. The Company has the obligation to absorb losses or the right to receive benefits from the Trust that could potentially be significant to the Trust. As a result, the Company is considered the primary beneficiary of the YN Trust III and consolidated the YN Trust III’s assets, liabilities, results of operations and cash flows.

Arrangement with Fotic Trust I

In April 2017, the Group established a new business relationship with the Fotic Trust which was administered by a third-party trust company. In May 2017, the Fotic Trust was set up with total assets of cash amounting to RMB20,000 which is solely contributed by the Group. The Fotic Trust I invested solely in loans on the Company’s platform to provide returns to the sole beneficiary of the Fotic Trust. The Company paid RMB20,000 in cash and became the Fotic Trust’s sole beneficiary. The Company holds variable interest in the trust as the Company is entitled to the residual profit in the Fotic Trust. The Company determined that this represents a variable interest in a variable interest entity. Since the Fotic Trust only invests in loans suggested by the Company, the Company has power to direct the activities of the Fotic Trust. The Company has the obligation to absorb losses or the right to receive benefits from the Trust that could potentially be significant to the Trust, as the Company is the sole beneficiary of the Fotic Trust. As a result, the Company is considered the primary beneficiary of the Fotic Trust and consolidated the Fotic Trust’s assets, liabilities, results of operations and cash flows.

Arrangement with Fotic Trust II

In July 2017, the Group established a new business relationship with the Fotic Trust II which was administered by a third-party trust company. In July 2017, the Fotic Trust II was set up with total assets of cash amounting to RMB250,000 in which a third party and the Group contributed RMB100,000 and RMB150,000, respectively. The Fotic Trust II invested solely in loans on the Company’s platform to provide returns to the beneficiaries of the Fotic Trust II. Since the Fotic Trust II only invests in loans suggested by the Company, the Company has power to direct the activities of the Fotic Trust II. The Company has the obligation to absorb losses or the right to receive benefits from the Trust that could potentially be significant to the Trust. As a result, the Company is considered the primary beneficiary of the Fotic Trust II and consolidated the Fotic Trust II’s assets, liabilities, results of operations and cash flows.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

4. Loans receivable, net (continued)

Arrangement with Fotic Trust III

In September 2017, the Group established a new business relationship with the Fotic Trust III which was administered by a third-party trust company. In September 2017, the Fotic Trust III was set up with total assets of cash amounting to RMB378,800 in which a third party and the Group contributed RMB300,000 and RMB78,800, respectively. The Fotic Trust III invested solely in loans on the Company’s platform to provide returns to the beneficiaries of the Fotic Trust III. Since the Fotic Trust III only invests in loans suggested by the Company, the Company has power to direct the activities of the Fotic Trust III. The Company has the obligation to absorb losses or the right to receive benefits from the Trust that could potentially be significant to the Trust. As a result, the Company is considered the primary beneficiary of the Fotic Trust III and consolidated the Fotic Trust III’s assets, liabilities, results of operations and cash flows.

The following table sets forth the total assets, liabilities, results of operations and cash flows of the above trusts, which are included in the Group’s consolidated financial statements.

	As of December 31,
	2016	2017
	RMB	RMB
Cash and cash equivalents	1,116	—
Restricted cash	—	44,775
Account receivable	—	10,000
Loans receivable, net of provision for loan losses	28,225	647,793
Total assets	29,341	702,568
Funds payable to investors of consolidated trusts	30,084	736,963
Accrued expenses and other liabilities	—	10,000
Total liabilities	30,084	746,963

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Net revenue	—	(673)	(28,372)
Net loss	—	(743)	(44,396)
Net used in by operating activities	—	972	(16,024)
Net cash used in investing activities	—	(29,289)	(660,745)
Net cash provided by financing activities	—	29,433	675,653
Net increase in cash and cash equivalents	—	1,116	(1,116)
Cash and cash equivalents at beginning of year	—	—	1,116
Cash and cash equivalents at end of period	—	1,116	—

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

5. Prepaid expenses and other assets

Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Prepaid rental and deposits	66,591	109,327
Prepaid online marketing expenses	6,150	13,496
Advances	14,222	13,229
Interest receivables	—	2,045
Receivable from disposal of a subsidiary (Note 12)	6,000	—
Others	7,455	7,602
	100,418	145,699

6. Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Computer and electronic equipment	31,611	81,059
Office furniture and equipment	2,899	12,498
Leasehold improvement	14,031	45,268
Software	4,698	7,588
Total	53,239	146,413
Less: Accumulated depreciation and amortization(1)	(15,610)	(38,165)
Property, equipment and software, net	37,629	108,248

(1)	Depreciation and amortization expenses for the years ended December 31, 2015, 2016 and 2017 was RMB3,252, RMB12,086 and RMB22,555, respectively.

7. Intangible assets

Intangible assets consist of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Identifiable intangible asset (Note 3(b))	—	63,760
Total	—	63,760
Less: Accumulated amortization and impairment	—	—
Intangible assets	—	63,760

8. Employee benefits

The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income (loss) for such employee benefits amounted to approximately RMB20,266, RMB64,334 and RMB128,554 for the years ended December 31, 2015,  2016 and 2017, respectively.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

9. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31
	2016	2017
	RMB	RMB
Accrued marketing expense	62,159	105,544
Accrued payment channel surcharges	—	26,053
Accrued professional service fee	20,374	21,333
Accrued technical services expense	4,838	16,854
Management fee payable to trust administrator	—	10,000
Payable for purchase of property, equipment and software	—	6,585
Others	13,978	25,245
	101,349	211,614

10. Related party balances and transactions

Transaction with PPcredit

Amounts incurred by the Group

	For the Years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Data collection service expense (i) .	—	38,297	84,362

(i)

PPcredit Data Service (Shanghai) Co., Ltd. (“PPcredit”) was founded in April 2016 by the founders of the Group to provide data collection services. The Group mainly uses PPcredit as a data provider since PPcredit was established. The price for the service is determined based on the price charged by other market participants.

Expenses paid on behalf of related party, for which the Group was reimbursed

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
PPcredit	—	13,526	—

Amounts due to related party

	As of December 31,
	2016	2017
	RMB	RMB
PPcredit	15,634	11,972

Loan extended to related party

	As of December 31,
	2016	2017
	RMB	RMB
PPcredit	11,010	—

In April 2016, the Group entered into a loan agreement with PPcredit, pursuant to which the Group provided a general purpose loan of RMB6 million to PPcredit, which bears no interest with a term of one year. In November 2016, another loan agreement of RMB5 million was signed between the Group and PPcredit, also with no interest in a term of one year.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

10. Related party balances and transactions (continued)

The company entered into a contract with PPcredit in January 2017 that the RMB11 million loan extended to PPcredit during 2016 was offset with the payable due to PPcredit.

11. Taxation

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

Hong Kong profits tax rate is 16.5% for the years ended December 31, 2016 and 2017. No Hong Kong profits tax was provided for as there was no estimated assessable profits tax during the relevant periods.

The PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”), which will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. In November 2013, the local governments announced that Shanghai PPDai was qualified as HNTE and was subject to a preferential statutory tax rate of 15% for 2014, 2015 and 2016. In 2016, Shanghai PPDai re-applied for HNTE status and was approved the HNTE status in December 2016. Accordingly, Shanghai PPDai continued to be taxed at, and will be taxed at, a 15% rate after 2016.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax, as it has no retained earnings for any of the periods presented.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (continued)

Composition of income tax expense

The current and deferred portions of income tax expense included in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Current income tax expense	19,243	65,106	371,354
Deferred income tax benefit	(14,879)	(16,839)	(96,643)
Total	4,364	48,267	274,711

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2015, 2016 and 2017 and does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2016.

Aggregate undistributed earnings of the Company’s subsidiaries and VIE located in the PRC that are available for distribution at December 31, 2017 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

The following table sets forth reconciliation between the computed expected tax expense (benefit) rate and the effective income tax rate:

	For the Years Ended December 31,
	2015		2016		2017
	RMB		RMB		RMB
Statutory tax rate	(25%	)	25%		25%
Research and development tax credit	(3%	)	(2%	)	(2%	)
Effect of tax holiday	(4%	)	(5%	)	(6%	)
Change in valuation allowance	38%		(9%	)	0%
Undeductable expenses	—		—		2%
Others	—		—		1%
Effective income tax rate	6%		9%		20%

The aggregate amount and per share effect of the tax holidays are as follows

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Decrease of net loss attributable to ordinary shareholders	2,910	30,012	153,908
Decrease of net loss per share attributable to ordinary shareholders basic and diluted	0.44	4.51	0.20

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (continued)

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax assets:
Deferred revenue	24,434	38,436
Quality assurance fund payable	36,831	35,947
Accounts receivable	—	34,030
Net accumulated losses-carry forward	1,920	18,530
Investor reserve fund	—	16,149
Payroll and welfare payable and other temporary difference	3,370	5,988
Allowance for doubtful accounts and loan losses	163	819
Less: valuation allowance	(2,906)	(21,538)
Total deferred tax assets	63,812	128,361
Deferred tax liabilities:
Intangible assets arisen from business combination	—	(15,940)
Investor reserve funds	(32,094)	—
Total deferred tax liabilities	(32,094)	(15,940)
Net deferred tax assets	31,718	112,421

Movement of valuation allowances

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
At beginning of year	23,914	49,877	2,906
Current year additions	26,279	1,037	18,688
Current year reversals	(316)	(48,008)	(56)
At end of year	49,877	2,906	21,538

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2016 and 2017, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries.

As of December 31, 2017, total tax loss carry forwards of the Company’s subsidiaries in the PRC of approximately RMB74,121, will expire if not used between 2018 and 2022. The applicable carry-forward limitation period is 5 years under the PRC CIT law.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2016 and 2017, the Group did not have any significant unrecognized uncertain tax positions.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

12. Disposal of subsidiary

As a subsidiary of the Company, Shanghai Hepai Investment Management Co., Ltd. (“Hepai”) sourced funds from investors who were investing in alternative investment product and used these funds to originate loans on the PPDAI platform. The funds received from the investors were recorded as funds payable to investors within Accrued expenses and other liabilities. The interest due to investors or the alternative investment product was accrued based on the expected rate of return using the effective interest rate method.

Interest due to investors on the alternative investment product, interest earned or the loans receivable from borrowers and the loan provision losses are recorded in net interest income (expense) and loan provision losses in the consolidated statement of comprehensive income (loss).

On September 30, 2016, the following transactions were completed pursuant to a share purchase agreement among Beijing Paipairongxin and third parties. Beijing Paipairongxin transferred 100% ownership interest in Hepai to the third parties in return for consideration of RMB20,000 in the form of a note. As a result of the Group’s loss of control over Hepai on September 30, 2016, the Group derecognized the assets and liabilities and recorded a gain of RMB20,611 on the disposal, which is the difference between the consideration of RMB20,000 and the carrying value of the subsidiary, net liability of RMB611. The Group has received the first instalment of RMB14,000 in December 2016 and the remaining RMB6,000 was received in February, 2017.

13. Ordinary shares

In June 2012, PPDAI Group Inc. was incorporated as Limited Liability Company with authorized share capital of US$50,000 divided into 5,000,000,000 shares, of which 4,266,159,600 shares are designated as ordinary shares at par value of US$0.00001 and 733,840,400 as preferred shares.

Immediately prior to the completion of the initial public offering, the Company adopted a dual class share structure. All classes of preferred shares of the Company were converted and designated as Class A ordinary shares on a one-for-one basis and all the ordinary shares of our company were redesignated as Class B ordinary shares on a one-for-one basis except for the 4,000,000 ordinary shares held by GF Sino Vest Fund SPC Star 6 SP, which will be redesignated as Class A ordinary shares on a one-for-one basis.

On November 10, 2017, the Company successfully completed its initial public offering on the New York Stock Exchange. The Company sold 85,000,000 Class A ordinary shares (equivalent to 17,000,000 ADS) at US$2.6 per share (equivalent to US$13.0 per ADS) for a total offering size of approximately RMB1,464.8 million (US$ 221.0 million). Concurrently with the initial public offering, the Company also closed a private placement with Sun Kung Kai & Co. (CP) Limited and sold 19,230,769 Class A ordinary shares at an aggregate investment amount of  RMB331.4 million (US$50.0 million).

As of December 31, 2017, 1,503,071,169 ordinary shares have been issued at par value of US$0.00001, including (i) 842,071,169 Class A ordinary shares and 661,000,000 Class B ordinary shares.

14. Redeemable convertible preferred shares

On September 13, 2012, the Company issued 2,850,000 shares of Series A convertible redeemable preferred shares (the “Series A Shares”) for US$1.60 per share for cash of US$4,560. On February 13, 2014, the Company issued 2,142,857 shares of Series B convertible redeemable preferred shares (the “Series B Shares”) for US$7.00 per share for cash of US$15,000. On February 9, 2015, the Company issued 2,345,547 shares of Series C convertible redeemable preferred shares (the “Series C Shares”) for US$19.90 per share for cash of US$46,667. The Series A, Series B and Series C shares are collectively referred to as the Preferred Shares.

On October 20, 2017, the Company effected a share split. Each of ordinary share and preferred share of the Company was subdivided into 100 shares at a par value of US$0.00001, such that Series A Shares, Series B Shares and Series C Shares were divided into 285,000,000 Series A Shares, 214,285,700 Series B Shares and 234,554,700 Series C Shares, respectively.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

14. Redeemable convertible preferred shares (continued)

All of the preferred shares were converted to Class B ordinary shares immediately upon the completion of the Company’s initial public offering on November 10, 2017. Prior to their conversion, the preferred shares were entitled to certain preference with respect to conversion, redemption, dividends and liquidation.

Accounting of Preferred Shares

The Company classified the Preferred Shares in the mezzanine section of the consolidated balance sheets because they were redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Preferred Shares are recorded initially at fair value, net of issuance costs. For the years ended December 31, 2015 and 2016, respectively, the issuance costs were not material.

In June 2017, The Company's Preferred Shares were modified as a result of the Company's negotiations with holders of Series A Preferred Shares. Prior to the modifications, Series A redemption event will be triggered upon the Company’s failure to complete a Qualified IPO by September 13, 2017. On June 30, 2017, the holders of Series A Preferred Shares agreed that they will not exercise the right to require the Company to redeem the Series A Preferred Shares prior to September 12, 2018.

The Company evaluated the modifications in accordance with its accounting policy and concluded that they are modifications, rather than extinguishment, of Preferred Shares, which resulted in transfer of value between preferred shareholders and common shareholders. The difference of the fair value before and after the modifications is not material.

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date. The Company recognized accretion of the Preferred Shares amounted to RMB108,792, RMB562,022 and RMB3,073,471 for the years ended December 31, 2015, 2016 and 2017 respectively.

The Company’s convertible redeemable preferred shares activities for the years ended December 31, 2015, 2016 and 2017 are summarized below:

	Series A Shares		Series B Shares		Series C Shares
	Number of Shares	Amount (RMB)	Number of shares	Amount (RMB)	Number of shares	Amount (RMB)
Balances as of January 1, 2015	285,000,000	55,642	214,285,700	104,348	—	—
Issuance	—	—	—	—	234,554,700	286,118
Foreign exchange	—	5,569	—	7,908	—	17,393
Accretion on convertible redeemable preferred shares to redemption value	—	53,526	—	39,029	—	16,237
Balances as of December 31, 2015	285,000,000	114,737	214,285,700	151,285	234,554,700	319,748
Foreign exchange	—	17,634	—	17,390	—	27,829
Accretion on convertible redeemable preferred shares to redemption value	—	236,662	—	171,106	—	154,254
Balances as of December 31, 2016	285,000,000	369,033	214,285,700	339,781	234,554,700	501,831
Foreign exchange	—	(42,399)	—	(33,347)	—	(40,600)
Accretion on convertible redeemable preferred shares to redemption value	—	1,237,274	—	905,861	—	930,336
Conversion to ordinary shares upon IPO	(285,000,000)	(1,563,908)	(214,285,700)	(1,212,295)	(234,554,700)	(1,391,567)
Balances as of December 31, 2017	—	—	—	—	—	—

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

15. Share-based compensation

1) Share based compensation of PPDAI Group Inc.

The Company reserved a stock option pool of 221,917,800 ordinary shares for the issuance of incentive awards to employees, directors and individual advisors who render services to the Company. In January 2016, PPDAI Group Inc. increased the stock option pool to 221,917,800 shares. All of the Company’s outstanding options are granted to employees and are equity-classified.

Stock options granted to employees are vested upon satisfaction of service condition, which is generally satisfied over four years. Additionally, employees can only exercise vested options upon the occurrence of initial public offering. Share-based compensation expense is recorded net of estimated forfeitures using graded-vesting method, such that expenses are recorded only for those share-based awards that are expected to ultimately vest. The options granted generally have a contractual term of five years and shall vest evenly in 4 equally installments over 4 years.

The Company did not recognize the share-based compensation expenses for the options excisable upon the occurrence of initial public offering. Immediately upon the completion of the Company’s initial public offering, share-based compensation expenses amounting to RMB61,544 were recognized. For the years ended December 31, 2015, 2016 and 2017, total share-based compensation expenses recognized were nil, nil and RMB65,324, respectively. As of December 31, 2017, the unrecognized compensation cost was RMB34,983. These amounts are expected to be recognized over a weighted average period of 2.69 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

In October 2017, the company adopted 2017 Share Incentive Plan, or the 2017 plan, which allows the company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the company. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of the shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the 100-for-1 share split effected by the company in October 2017. As of December 31, 2017, the 2017 Share Incentive Plan still haven’t been granted.

The following table sets forth the stock option shares activities under the Company’s Incentive Shares Plan for the years ended December 31, 2016 and 2017 is presented below after share split:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$		US$
Outstanding at December 31, 2014	42,910,000	0.0081	4.19	2,342
Granted	35,160,000	0.0313	—	—
Forfeited	(11,210,000)	0.0092	—	—
Outstanding at December 31, 2015	66,860,000	0.0201	3.66	6,766
Vested and expected to vest at December 31, 2015	64,819,600	0.0203	3.66	6,546
Granted	49,170,000	0.1260	—	—
Forfeited	(3,460,000)	0.0464	—	—
Outstanding at December 31, 2016	112,570,000	0.0650	3.37	22,688
Vested and expected to vest at December 31, 2016	109,754,200	0.0661	3.38	22,062
Granted	26,610,000	0.3020	—	—
Forfeited	(7,538,200)	0.0967	—	—
Outstanding at December 31, 2017	131,641,800	0.1108	2.69	172,618
Vested and expected to vest at December 31, 2017	130,381,052	0.1107	2.69	170,971
Exercisable as of December 31, 2017	52,529,300	0.0398	1.81	72,622

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

15. Share-based compensation (continued)

1) Share based compensation of PPDAI Group Inc. (continued)

The aggregate intrinsic value is calculated as the difference between the exercise prices of the options and the per-share fair value of ordinary shares of the Company of US$0.1213 , US$0.2671 and US$1.422 as of December 31,2015, 2016 and 2017, respectively.

The weighted average grant-date per-share fair value of options granted during the year ended December 31, 2017 was US$0.2599. As a result of the exercisable event conditions included in the option plan, none of the options vested were exercisable as of December 31, 2016.

The fair value of each option granted under the Company’s Incentive Shares plan was estimated on the date of grant using the binomial model that uses the assumption noted in the following table:

	Options Granted in 2015	Options Granted in 2016	Options Granted in 2017
	RMB	RMB	RMB
Risk-free interest rate	1.58%~1.90%	1.27%~1.35%	1.97%~2.04%
Expected life (in years)	5	5	5
Expected dividend yield	0%	0%	0%
Expected volatility	42.0%~43.1%	43.3%~44.0%	39.0%~41.9%
Exercise multiple	2.8	2.8	2.8

2) Share based compensation of Shanghai Paifenle Internet Technology Co., Ltd. (“Paifenle”)

In April, 2017, the Group authorized a share based compensation plan (the “Paifenle Plan”) that provides for the issuance of up to 15,000,000 ordinary shares of its subsidiary, Paifenle. Under the Paifenle Plan, the administrator of the plan may, at their discretion grant any officers and employees of Paifenle (i) up to 11,650,000 units of options to subscribe for ordinary shares and (ii) up to 3,350,000 units RSUs.

In December, 2017, the Board of Directors decided to cancel the Paifenle Plan since Paifenle has discontinued most of its operations. The share-based compensation expenses for the remaining periods were recognized immediately to the current period totaling at RMB40,828.

16. Net Loss per share

Basic net loss per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (‘‘EPS’’) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2015, 2016 and 2017, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were nil, nil and 11,302,024 on a weighted average basis, respectively. For the years ended December 31, 2015, 2016 and 2017, the Series A, Series B and Series C Preference Shares convertible into ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 708,135,775, 733,840,400 and 631,303,796 on a weighted average basis, respectively.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

16. Net Loss per share (continued)

Basic earnings (loss) per share and diluted earnings (loss) per share have been calculated in accordance with ASC 260 on computation of earnings per share for the years ended December 31, 2015, 2016 and 2017 as follows:

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net profit attributable to PPDai Group Inc.	(72,140)	501,490	1,082,983
Accretion on Series A convertible redeemable preferred shares redemption value	(53,526)	(236,662)	(1,237,274)
Accretion on Series B convertible redeemable preferred shares redemption value	(39,029)	(171,106)	(905,861)
Accretion on Series C convertible redeemable preferred shares redemption value	(16,237)	(154,254)	(930,336)
Net loss attributable to ordinary shareholders-Basic and diluted	(180,932)	(60,532)	(1,990,488)

Denominator:
Denominator for basic and diluted loss per share Weighted-average ordinary shares outstanding.	665,000,000	665,000,000	779,804,270
Basic loss per share	(0.2721)	(0.091)	(2.5525)
Diluted loss per share	(0.2721)	(0.091)	(2.5525)
Basic loss per ADS	(1.3605)	(0.4551)	(12.7627)
Diluted loss per ADS	(1.3605)	(0.4551)	(12.7627)

17. Commitments and contingencies

(a) Operating lease

The Company and its subsidiaries have entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

As of December 31,
2017
RMB
2018	64,718
2019	56,706
2020	43,167
2021	38,271
Thereafter	12,878
Total	215,740

The Group recorded rental expense of RMB18,923 and RMB41,951 in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2016 and 2017, respectively.

(b) Capital and other commitments

The Group did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2016 and December 31, 2017.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

17. Commitments and contingencies (continued)

(c) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Group’s financial position, results of operations and cash flows for the periods in which the unfavorable outcome occurs.

The Group accounts for loss contingencies in accordance with ASC 450 “Contingencies” and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss.

Current PRC laws and regulations include limitations on foreign ownership in PRC companies that conduct online business. Specifically, foreign investors are not allowed to own any equity interests in any entity conducting online business. Since the Company is incorporated in the Cayman Islands, neither the Company nor its PRC subsidiary is eligible to conduct online business in China. To comply with PRC laws and regulations, the Company conducts its operations in China through a series of contractual arrangements entered into among its wholly owned PRC subsidiary, Beijing Prosper, its affiliated PRC entity, Beijing Paipairongxin and Beijing Paipairongxin’s shareholders.

Beijing Paipairongxin and its subsidiaries hold the licenses that are essential to the operation of the Group’s business. In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, Beijing Prosper and Beijing Paipairongxin are in compliance with existing PRC laws and regulations;(ii) the contractual arrangements with Beijing Paipairongxin and its shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with Beijing Paipairongxin were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.

Under PRC Ministry of Commerce (“MOFCOM”) security review rules promulgated in September 2011, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investment, leases, loans, control through contractual arrangements, or offshore transactions. Management, in conjunction with its PRC legal counsel, has concluded there is no need to submit the existing contractual arrangements with its consolidated affiliate Beijing Paipairongxin and its shareholders to the MOFCOM for national security review based upon analysis of the rules. However, there are substantial uncertainties regarding the interpretation and application of the MOFCOM security review rules, and any new laws, rules, regulations or detailed implementation measures in any form relating to such rules. Therefore, the Company cannot be assured that the relevant PRC regulatory authorities, such as the MOFCOM, would not ultimately take a contrary view to the opinion of management and the Company’s PRC legal counsel. If the MOFCOM or other PRC regulatory authority determines that the Company needs to submit the existing contractual arrangements with Beijing Paipairongxin and its shareholders for national security review, the Company may face sanctions by the MOFCOM or other PRC regulatory authority, which may include, among others, requiring the Company to restructure its ownership structure, discontinuation or restriction of operations in the PRC, or invalidation of the agreements that wholly owned consolidated subsidiary Beijing Prosper has entered into with Beijing Paipairongxin and its shareholders.

In such case, the Company may not be able to operate or control business in the same manner as it currently does, and therefore, may not be able to consolidate Beijing Paipairongxin and its subsidiaries. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact the financial statements, operations and cash flows of the Company (including restrictions on the Company to carry out business).

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

17. Commitments and contingencies (continued)

(c) Contingencies (continued)

If Beijing Paipairongxin and its shareholders fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and may materially and adversely affect the results of operations and the financial position of the Company.

In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with Beijing Paipairongxin is remote.

In accordance with the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries (Interim Measures) jointly issued by China Banking Regulatory Commission, or the CBRC, together with three other PRC regulatory agencies in August, 2016, a record-filing and licensing regime is introduced. It requires online lending information intermediaries to register with the local financial regulatory authority, update their industrial and commercial registration with the local commercial registration authority to include “online lending information intermediary” in their business scope, and obtain telecommunication business license from the relevant telecommunication regulatory authority. As of the date of this report, the local financial regulatory authorities are still in the process of making detailed implementation rules regarding the filing procedures and the Company has not been permitted to submit such filing application.

18. Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB159,480, or 4.4% of the consolidated net assets of the Group as of December 31, 2017. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders.

19. Subsequent events

On January 1, 2018, the Company, to comply with a series of regulatory requirements of on-line lending information intermediaries, discontinued the investor reserve fund. Investors investing in the investment programs are no longer required to set aside a certain percentage of their investment amount into the investor reserve fund.

In January 2018, Shanghai Shanghu was approved the Software Enterprise Status. Pending for further regulatory inspection, the Company will be entitled to enjoy full exemption from EIT for two years beginning with their first profitable year and a 50% reduction for the subsequent three years.

In February 2018, the Company entered into a cooperation agreement with China United SME Guarantee Corporation (“Sino Guarantee”) to re-arrange the quality assurance funds operation. In accordance with the agreement, Sino Guarantee will manage a newly launched quality assurance program, which provides protection for investors who invest in loans taken out by borrowers who contributed to this quality assurance fund. Such protection is limited to the funds available in the quality assurance fund.. Since the contribution rates to the quality assurance funds are determined based on the Company’s risk model and the Company is still entitled to the residual gains arising from the program, it is still considered to fall within the scope of ASC Topic 460, Guarantees.

In March 2018, the Board of Directors of the Company unanimously approved a share repurchase program up to USD60,000 within the following twelve months.