Form 20-F
period 2018-12-31
PPDAI Group Inc.
filed 2019-04-25
CIK 1691445

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Not Applicable

(Title of Class)

As of December 31, 2018, there were 1,486,770,169 ordinary shares outstanding, consisting of 827,770,169 Class A ordinary shares and 659,000,000 outstanding Class B ordinary shares, both with a par value of US$0.00001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐            Accelerated filer  ☒             Non-accelerated filer  ☐            Emerging growth company  ☒

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

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB6.8755 to US$1.00, the noon buying rate on December 31, 2018 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 19, 2019, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.7032 to US$1.00.

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

The following selected consolidated statements of comprehensive income/(loss) data and selected consolidated cash flows data for the years ended December 31, 2016, 2017 and 2018, and selected consolidated balance sheets data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. Our selected consolidated statements of comprehensive income/(loss) data and selected consolidated cash flows data for the years ended December 31, 2015, and our selected consolidated balance sheets data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.

The following table presents our selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2015, 2016, 2017 and 2018.

	Year Ended December 31,
	2015	2016	2017	2018(1)
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data:
Operating revenues:
Loan facilitation service fees	164,279	911,448	2,843,287	2,919,234	424,585
Post-facilitation service fees	8,011	126,823	668,819	922,797	134,215
Other revenue	25,062	170,403	491,400	376,915	54,820

Change in expected discretionary payment to investors protected by investor reserve funds	—	—	(107,660)	68,619	9,980

Total operating revenues	197,352	1,208,674	3,895,846	4,287,565	623,600
Net interest income/(expenses) and loan provision losses:
Net interest income	4,249	41,789	31,377	256,108	37,249
Loan provision losses	(5,912)	(34,705)	(46,586)	(192,749)	(28,034)

Total net interest income/(expenses) and loan provision losses	(1,663)	7,084	(15,209)	63,359	9,215
Net revenues	195,689	1,215,758	3,880,637	4,350,924	632,815

Operating expenses:
Origination and servicing expenses	(99,383)	(388,149)	(974,522)	(985,571)	(143,345)
Sales and marketing expenses	(125,439)	(352,952)	(788,291)	(710,754)	(103,375)
General and administrative expenses	(115,942)	(237,808)	(588,664)	(701,353)	(102,008)
Provision for doubtful accounts	—	—	—	(106,652)	(15,512)
Total operating expenses	(340,764)	(978,909)	(2,351,477)	(2,504,330)	(364,240)
Other income/(expenses) (2)	77,299	312,908	(171,542)	774,063	112,584
Profit before income tax expenses	(67,776)	549,757	1,357,618	2,620,657	381,159
Income tax expense	(4,364)	(48,267)	(274,711)	(151,206)	(21,992)
Net profit	(72,140)	501,490	1,082,907	2,469,451	359,167
Less: Net profit/(loss) attributable to non-controlling interest shareholders	—	—	(76)	377	55
Accretion on Series A, B and C convertible redeemable preferred shares to redemption value	(108,792)	(562,022)	(3,073,471)	—	—

Net profit/(loss) attributable to PPDAI Group Inc.’s ordinary shareholders	(180,932)	(60,532)	(1,990,488)	2,469,074	359,112

Total comprehensive income/(loss) attributable to PPDAI Group Inc.	(97,137)	440,992	1,182,917	2,512,367	365,409

Weighted average number of ordinary shares used in computing net income/(loss) per share(3)
Basic	665,000,000	665,000,000	779,804,270	1,498,780,165	1,498,780,165
Diluted	665,000,000	665,000,000	779,804,270	1,599,592,231	1,599,592,231
Net income/(loss) per share attributable to ordinary shareholders
Net income/(loss) per share - Basic	(0.2721)	(0.091)	(2.5525)	1.6474	0.2396
Net income/(loss) per share - Diluted	(0.2721)	(0.091)	(2.5525)	1.5436	0.2245
Net income/(loss) per ADS(4)
Net income/(loss) per ADS - Basic	(1.3605)	(0.4551)	(12.7627)	8.2369	1.1980
Net income/(loss) per ADS - Diluted	(1.3605)	(0.4551)	(12.7627)	7.7178	1.1225

(1)

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605.

(2)	The following table sets forth the breakdown of our other income:

	Year Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Other income/(expenses)
Gain from quality assurance	42,358	99,961	5,885	510,894	74,307
Realized gain/(loss) from financial guarantee derivatives	19,549	31,999	169,103	(157,244)	(22,870)
Fair value change of financial guarantee derivatives	15,757	146,653	(383,061)	272,057	39,569
Gain from disposal of subsidiary	—	20,611	—	—	—
Other income/(expenses), net	(365)	13,684	36,531	148,356	21,578

Total other income/(expenses)	77,299	312,908	(171,542)	774,063	112,584

(3)

On October 20, 2017, we effected a 100-for-1 share split, such that our authorized share capital of US$50,000 was divided into 5,000,000,000 shares with a par value of US$0.00001 each. For the purpose of calculating net loss per share, such share split has been retroactively reflected for all periods presented herein.

(4)

Each ADS represents five Class A ordinary shares. On October 20, 2017, we effected a 100-for-1 share split, such that our authorized share capital of US$50,000 was divided into 5,000,000,000 shares with a par value of US$0.00001 each. For the purpose of calculating loss per ADS, such share split has been retroactively reflected for all periods presented herein.

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016, 2017 and 2018.

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	92,495	404,678	1,891,131	1,616,164	235,061
Restricted cash(1)	269,761	802,887	2,392,573	3,677,557	534,878
Short-term investments	34,468	260,000	1,958,910	1,694,660	246,478
Quality assurance receivable	115,484	286,812	1,152,769	2,064,366	300,250
Investments	—	2,428	12,234	167,501	24,362
Contract assets	—	—	—	112,103	16,305
Financial guarantee derivative assets	20,638	167,291	—	56,287	8,187

Total assets	736,920	2,147,291	8,603,663	13,142,467	1,911,494

Payable to platform customers	176,165	421,659	1,113,966	905,034	131,632
Quality assurance payable	125,651	473,704	2,062,844	3,819,379	555,506
Deferred revenue	13,680	162,896	265,094	—	—
Provision for payment to investor reserve fund investor	—	—	107,660	—	—
Contract liabilities	—	—	—	165,469	24,066
Financial guarantee derivative liabilities	—	—	215,770	—	—

Total liabilities	468,543	1,375,069	4,921,475	7,156,729	1,040,903

Total mezzanine equity	585,770	1,210,645	—	—	—

Total shareholders’ equity/(deficit)	(317,393)	(438,423)	3,682,188	5,985,738	870,591

(1)	The following table sets forth the breakdown of restricted cash:

	As of December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	52,863	329,549	1,058,617	2,414,449	351,167
Investor reserve funds	19,680	51,679	175,215	17,971	2,614
Cash received from investors and borrowers	176,165	421,659	1,113,966	905,034	131,632
Cash held as a collateral for short-term bank loans	21,053	—	—	—	—
Cash received via consolidated trust that has not yet been distributed	—	—	44,775	303,667	44,165
Collateral for short-term borrowings	—	—	—	26,000	3,782
Escrow accounts	—	—	—	10,436	1,518
Total restricted cash	269,761	802,887	2,392,573	3,677,557	534,878

On January 1, 2018, we adopted ASU 2016-18, which requires us to retrospectively restate the statement of cash flows to include restricted cash and restricted cash equivalents. The following table presents our selected restated consolidated cash flow data for the years ended December 31, 2015, 2016, 2017 and 2018.

	Year Ended December 31,
	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	79,163	1,088,227	3,409,451	1,884,956	274,153
Net cash used in investing activities	(132,242)	(684,112)	(2,450,800)	(1,447,013)	(210,460)
Net cash provided by financing activities	338,045	438,701	2,132,933	530,097	77,100
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	2,493	(15,445)	41,977	6,107
Net increase in cash, cash equivalents and restricted cash	284,966	845,309	3,076,139	1,010,017	146,900
Cash, cash equivalents and restricted cash at beginning of year	77,290	362,256	1,207,565	4,283,704	623,039
Cash, cash equivalents and restricted cash at end of year	362,256	1,207,565	4,283,704	5,293,721	769,939

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We operate in China’s online consumer finance marketplace market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

China’s online consumer finance industry is new and may not develop as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. China’s online consumer finance industry in general remains at a rather preliminary development stage and may not develop at the anticipated growth rate. It is possible that the PRC laws and regulations may change in ways that do not favor our development. If that happens, there may not be adequate loans facilitated on our marketplace and our current business model may be negatively affected. As a new industry, there are very few established players whose business models we can follow or build upon. Potential borrowers and investors may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining borrowers and investors is critical to increasing the volume of loans facilitated through our marketplace. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.

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

(i)

to ensure that its “business scale” (which we understand, based on our communication with the authorities, refers to the outstanding balance of loans invested by individual investors facilitated by our Shanghai operations) does not exceed the total outstanding balance of loans invested through our platform as of June 30, 2017 (which amounted to RMB20.6 billion (US$3.0 billion)) until March 31, 2018 or as otherwise specified by relevant regulatory authorities in the future, which we believe to be the completion of registration with Shanghai financial regulatory authorities. As of March 31, 2019, the total outstanding balance of loans invested by individual investors facilitated by our Shanghai operations was close to, but did not exceed, the upper limit imposed by the authorities. If we are not able to adequately mitigate the adverse effects caused by this outstanding loan balance requirement, our business and financial results within the prescribed period may be materially and adversely affected; and

(ii)

to change the Chinese name of our investor reserve funds by January 2018, in order to avoid giving the false impression that we were providing guarantees to investors of the investment programs protected by investor reserve funds. On January 1, 2018, we discontinued our investor reserve funds. Investors investing in our investment programs are no longer required to set aside a certain percentage of their investment amount into the investor reserve funds. The remaining balance of the investor reserve funds collected before January 1, 2018 will be used to protect investors who invested in the corresponding investment programs covered by the fund.

However, we cannot assure you that these rectifications will satisfy the Shanghai financial regulatory authorities’ requirements fully. If Shanghai PPDai is required to make further rectifications, our business and financial conditions would be materially and adversely affected.

In addition, the Interim Measures introduced a record-filing and licensing regime, which requires online lending information intermediaries to register with the local financial regulatory authority, update their industrial and commercial registration with the local commercial registration authority to include “online lending information intermediary” in their business scopes, and obtain telecommunication business license from the relevant telecommunication regulatory authority. On December 8, 2017, the National Online Lending Information Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries, or the Circular 57, providing further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things:

•

Requirements relating to risk reserve funds. The online lending information intermediaries shall discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds. In addition, the existing balance of risk reserve funds shall be gradually reduced.

•

Requirements to qualify for record-filing. The Circular 57 sets forth certain requirements that online lending intermediaries have to comply with before they can be qualified for the record-filing, including: (i) online lending intermediaries shall not engage in the “thirteen prohibited actions” or violate the lending amount limit for a single investor set out in the Interim Measures after August 24, 2016, the date on which the Interim Measures were promulgated, and record-filing shall not be made before relevant businesses that are not in compliance with relevant regulations are gradually eliminated; (ii) online lending intermediaries that engage in businesses of down payment loan in purchasing real estate properties, student loan or “cash loan” are required to suspend the new loan origination, gradually eliminate the outstanding balance of the abovementioned loans, and set timelines for completing the rectification in accordance with requirements of the CBRC Circular 26 and the Circular 141; and (iii) online lending intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Online Lending Rectification Office to hold customer funds. For the online lending intermediaries that are unable to accomplish the rectification and record-filing but are continuing to participate in the online lending business, they shall be subject to administrative sanctions imposed by relevant authorities, including but not limited to revoking their telecommunicating business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending intermediaries.

•

Requirements relating to the timing of record-filing. The local governmental authorities shall conduct and complete acceptance inspection of the rectification with the following timetable: (i) completion of record-filing for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and timely reduction of those balance is difficult, the relevant business and outstanding balance shall be disposed and/or carved out, and record-filing shall be completed by the end of May 2018; (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties exist to complete rectification, the “relevant work” shall be completed by the end of June 2018. In August 2018, the National Online Lending Rectification Office issued the Notice on Launching Compliance Inspection on Online Lending Information Intermediaries, or the Inspection Notice, which requires that online lending information intermediaries, internet finance associations and local online lending rectification offices conduct compliance inspections based on a checklist of 108 compliance criteria, or the Checklist, and that such inspections shall be completed by the end of December 2018. After the compliance inspection, online lending information intermediaries that comply with applicable rules and regulations are allowed to integrate their business operation systems into the industry-wide information disclosure systems and product registration systems. Upon completion of such integration, the online lending information intermediaries will be able to submit filing applications for record-filings pursuant to detailed procedures to be issued by the competent regulatory authorities.

As of the date of this annual report, detailed record-filing procedures have not been issued yet and it remains unclear when such detailed procedures for the record-filing applications will be issued. We submitted a self-inspection report as requested by the Inspection Notice and the Checklist to Association of Shanghai Internet Financial Industry, or the ASIFI, National Internet Finance Association of China, or the NIFA, and Shanghai Online Lending Rectification Office. As of the date of this annual report, we have received the rectification advice from ASIFI and some initial documentation rectification requirements from NIFA, but the feedback from Shanghai Online Lending Rectification Office is still pending. We are working closely with relevant authorities for inspection and rectification and will submit the record-filing application in a timely manner. However, we cannot assure you that our application will be accepted by the local financial regulatory authorities. For example, if Shanghai PPDai is required to make further rectifications by the Shanghai financial regulatory authorities and fails to satisfy the authorities’ requirements fully, its application for registering as an online lending information intermediary with the local financial regulatory authority may be delayed or even denied. In addition, the authorities may limit the number of online lending information intermediaries’ registrations they accept or otherwise take actions that do not allow all qualified applicants to complete the registration. Failure to register as an online lending information intermediary, if deemed as violation of the Interim Measures or any other relevant regulations or rules, may result in, among others, regulatory warning, correction order, condemnation, fines or criminal liability to us, or may cause us not be able to conduct our current business in the future. If such situations occur, our business, financial condition, results of operations and prospects would be materially and adversely affected.

In December 2018, the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Guidance on the Classification and Disposal of Risks of Online Lending Information Intermediaries and Risk Prevention, or Circular 175. Circular 175 refers to normal intermediaries as large-scale online lending information intermediaries that are strictly in compliance with relevant laws and regulations and have not demonstrated any high-risk characteristics. Circular 175 reiterated relevant regulatory requirements by providing that normal intermediaries should strictly control and manage the business scale and the number of investors. Circular 175 further tightens the regulation of the industry by requiring institutions other than normal intermediaries, including shell intermediaries with no substantive operations, small-scale intermediaries, intermediaries with high risks, and intermediaries that are unable to repay investors or otherwise unable to operate their businesses, to exit the online lending information intermediary industry. If we are unable to adequately mitigate the adverse effects caused by the regulatory requirement of controlling the outstanding loan balance and the number of investors, or if relevant regulatory authorities impose further requirements on the business scale control, our business may be materially and adversely affected.

In addition, we noticed in early April 2019 that several internet medias reported that relevant government authorities may officially issue in the near future the Work Plan for Pilot Conditional Record-filing of Online Lending Information Intermediaries, or the Work Plan. Pursuant to the Work Plan, relevant government agencies will try to carry out the pilot record-filing in certain provinces in the second half of 2019 and the provincial government of those provinces should prepare a local implementation plan no later than the end of April 2019. Online lending information intermediaries are divided into two categories: the online lending information intermediaries with operations in a single province only and the online lending information intermediaries with nationwide operations. In order to be qualified for the record filing, an online lending information intermediary with nationwide operations should, among other requirements, (i) have the registered capital of no less than RMB500.0 million, (ii) set aside a general risk reserve fund equal to 3% of the balance of the loan matching business, (iii) set aside a lender risk compensation fund equal to 6% of the principal of each loan to protect lenders, (iv) limit the total investment amount of an individual lender to RMB200,000 on a single online lending information intermediary, and to RMB500,000 on multiple online lending information intermediaries. The Work Plan also imposes certain detailed requirements on the shareholders, senior management, business operations, related party transactions, and corporate governance of the online lending information intermediaries with nationwide operations, as well as certain requirements on business name and registration number. We are unable to verify the authenticity and accuracy of those reports. If those media reports are authentic and accurate in terms of the content of the Work Plan, after the Work Plan is officially issued in the future, we will have to make adjustments to our business operations to make sure we fully comply with the Work Plan.

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

Furthermore, the Circular 57 requires online lending information intermediaries to discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds and the existing balance of risk reserve funds shall be gradually reduced. In addition to the Circular 57, the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, in December 2017, outlining general requirements on the “cash loan” business conducted by, among others, online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, unsecured, and no qualification requirement on customers, among others. The Circular 141 also sets forth several general requirements with respect to “cash loan” business, including but without limitation: (i) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (ii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period; (iii) loans to any borrower without income sources are prohibited; (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model; (v) online lending information intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds; (vi) online lending information intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance; and (vii) in the case where a financial institution participates in the “cash loan” business, any third parties are not allowed to charge borrowers any interests or fees. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.”

In the operation of our consumer finance platform, borrowers on our platform are required to specify their uses of loan proceeds. To ensure a full compliance with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we have implemented various policies and procedures to conduct our business and operations. For instance,

•

we have entered into a custody account arrangement with China Merchants Bank, whereby funds of borrowers and individual investors were deposited into and settled by custody accounts under its management;

•

we used to offer investment programs with flexible investing periods on through Shanghai PPDai. As our facilitation of creditor’s rights transfer on behalf of the investors of these investment programs might be deemed by the PRC regulatory authorities as self-finance, which is prohibited by the Interim Measures, we ceased to offer new investment programs with flexible investing periods on our platform in July 2017, and have discontinued investment programs with flexible investing periods completely in October 2017;

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

•

to fully comply with the aggregated borrowing cost cap requirement specified by the Circular 141, we have made certain adjustments to some of our loan products to meet this cap requirement. We ceased to offer new handy cash loan products upon the promulgation of Circular 141 and adjusted the fee rate of standard loan products. We believe after making the adjustments on December 14, 2017, the annualized aggregated borrowing cost of all of the products on our marketplace have been fully complied with this aggregated borrowing cost cap requirement of 36%;

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

•

our calculation of the aggregate borrowing cost of the loans on our marketplace might be challenged by relevant government authorities and be deemed to be incompliant with relevant rules and regulations; and

•

our cooperation with institutional funding partners through one of our variable interest entities, Shanghai Zihe, has exposed us to and may continue to expose us to additional regulatory uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our cooperation with institutional funding partners may expose us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners.”

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

Our cooperation with institutional funding partners may expose us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners.

We have gradually expanded our institutional funding partner base and the volume of loans funded by our institutional funding partners in recent years. In 2018, the volume of the loans funded by institutional funding partners amounted to RMB8.9 billion (US$1.3 billion), representing 14.5% of our total loan origination volume. Our cooperation with institutional funding partners has exposed us to, and may continue to expose us to, regulatory uncertainties. To better control risks associated with different business operations, we established a separate entity, Shanghai Zihe, to provide services to our institutional funding partners and facilitate their participation in our online lending business. Shanghai Zihe does not engage in online lending information intermediary (or online peer-to-peer lending) services. It merely helps our institutional funding partners extend loans to borrowers by introducing them potential borrowers and providing preliminary risk assessment services as well as other services. As a result, we do not view Shanghai Zihe as an “online lending information intermediary” as defined under Circular 141. However, we cannot assure you that regulatory authorities would take the same view and do not require Shanghai Zihe to comply with various regulatory requirements under Circular 141. Even if regulatory authorities take the same view with us, there is no assurance that they will not expand the application of the Circular 141 and regulate Shanghai Zihe as an online lending information intermediary. If Shanghai Zihe is deemed to be an online lending information intermediary by relevant regulatory authorities or is required to comply with Interim Measures, we may have to register Shanghai Zihe with local financial regulatory authorities and change our current business practices to comply with relevant regulatory requirements as an online lending information intermediary.

In addition, Circular 141 further provides that financial institutions cooperating with third parties to engage in lending businesses (i) are not allowed to outsource any core lending business operations, such as credit assessment and risk management, to third parties, (ii) are not allowed to accept any credit enhancement provided by third parties without any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks, (iii) should comply with the judicial interpretations by the Supreme People’s Court of the PRC regarding interest rates in private lending regarding the annual borrowing cost charged to a borrower, i.e. interests plus other fees, and (iv) should ensure that third parties do not collect any interests or fees from borrowers. To comply relevant regulatory requirements, Shanghai Zihe has taken various measures in cooperating with our institutional funding partners. For example, Shanghai Zihe (i) does not collect service fees directly from the borrowers of the loans recommended to the licensed institutional funding partners; (ii) makes sure that the aggregate borrowing cost does not exceed 36%; (iii) involves licensed guarantee companies to provide guarantee to institutional funding partners for certain loans; (iv) introduces borrowers and provides preliminary credit assessment services, as opposed to core lending business operations, to our institutional funding partners. If a borrower passes our preliminary credit assessment, we will introduce such borrower to our institutional funding partners. Borrower’s loan will be funded directly by our institutional funding partners if they decide to extend loans to such borrower after their independent credit review.

However, Circular 141 is relatively new. It remains uncertain how the regulatory authorities are going to interpret and enforce these rules. We cannot assure you that our existing cooperation with the institutional funding partners will not be deemed to violate Circular 141 or any other applicable laws, rules and regulations. For example, we provide cash deposit to certain institutional funding partners with our own funds at an amount equal to a certain percentage of their total investment, and, in some cases, are required to replenish such deposit from time to time to compensate such institutional funding partners’ potential loss due to potential loan delinquency. In addition, we are obligated under our agreements with institutional funding partners to repay the full overdue amount to our institutional funding partners if a borrower defaults. Such quality assurance commitment provided by us to our institutional funding partners could be regarded as a form of credit enhancement or guarantee provided by us to institutional funding partners. Pursuant to the Regulations on the Supervision and Administration of Financing Guarantee Companies promulgated by the State Council on August 2, 2017, or the Financing Guarantee Rules, entities operating “financing guarantee business” are required to obtain an approval from local regulatory authorities. If any entity operates financing guarantee business without an approval, it may be subject to penalties, including termination or suspension of business, fines ranging from RMB500,000 to RMB1,000,000, confiscation of illegal gains, and if the violation constitutes a criminal offense, criminal liabilities. However, the Financing Guarantee Rules have not defined what constitutes “financing guarantee business.” It is uncertain whether the quality assurance arrangement between our institutional funding partners and us discussed above will be deemed or interpreted as operating financing guarantee business. If relevant government authorities take the view that the quality assurance commitment we provide to institutional funding partners is a provision of financing guarantee, we would be subject to fines and/or other administrative penalties mentioned above. As of the date of this annual report, we have not been subject to any fines or other penalties as a result of our cooperation with institutional funding partners. If we are not allowed to continue to provide the quality assurance commitment to our institutional funding partners through subsidiaries without a license or approval to provide financing guarantee services, our institutional funding partners may terminate their cooperation with us if we cannot find an alternative arrangement to the satisfactory of our institutional funding partners in a timely manner. As a result, our business, results of operations, financial conditions, reputation, and our ADSs price would be materially and adversely affected.

In addition to the regulatory risks mentioned above, since we provide the quality assurance commitment to our institutional funding partners, we are subject to credit risks for the loans extended by our institutional funding partners to our borrowers. The amount of actual payment to our instructional funding partners depends on our estimated delinquency rates and our bargaining power. As a result, if we are unable to accurately evaluate the potential delinquency rates of the loans extended to our borrowers by our institutional funding partners and control our credit risk exposure within acceptable parameters, our financial conditions and results of operations may be materially and adversely affected. Furthermore, if we are unable to effectively collect delinquent loans extended to our borrowers by our institutional funding partners, our financial conditions and results of operations may also be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected” for risks relating to our loan collection.

If we are unable to retain existing borrowers or investors or attract new borrowers or investors, or if we are unable to maintain or increase the volume of loans facilitated through our marketplace, our business and results of operations will be adversely affected.

The volume of loans facilitated through our marketplace has grown rapidly over the past few years. The total origination amount of loans facilitated through our marketplace was RMB19.9 billion in 2016, RMB65.6 billion in 2017 and RMB61.5 billion (US$8.9 billion) in 2018. To maintain the high growth momentum of our marketplace, we must continuously increase the volume of loans by retaining current participants and attracting more users whose financing or investment needs can be met on our marketplace. If there are insufficient qualified loan requests, investors may not be able to deploy their capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient investor commitments, borrowers may not be able to obtain capital through our marketplace and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient investor commitments or if borrowers and investors do not continue to participate in our marketplace at the current rates due to any change we may be required to make to the way we conduct our business to ensure compliance with existing or new PRC laws and regulations or due to other business or regulatory reasons, we might not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected.

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

Our business currently primarily focuses on the PRC market. We may face additional risks and uncertainties if we expand our business in the overseas market in the future. In particular, we may face complex local regulatory environment that we are not familiar with. As a result, we may incur substantial compliance costs to carry out our business operations in the overseas market and still be subject to potential litigations, regulatory proceedings, penalties or incur other costs. As we have very limited experience in operating our business in the overseas market, our products may not be accepted by users in the overseas market, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively in the overseas market. In addition, trade barriers, such as import and export restrictions, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other risks such as political instability may also expose us to additional risks and uncertainties if we expand our business in the overseas market.

If we fail to secure adequate funding from investors to maintain sufficient liquidity for our investment programs, our reputation, results of operations and financial condition may be materially and adversely affected.

We currently offer our investors a variety of investment programs with different lock-up periods and estimated returns. By participating the investment programs, investors invest in loan portfolios with different sizes, terms and interest rates. After the lock-up period of an investment program ends, investors invested in that investment program may cash out before maturity and the loans underlying that investment program held by the investors may be transferred to other investors, or extend the program tenor under certain circumstances at the investors’ option. The smooth operations of our investment programs require sufficient liquidity consistently. If we fail to secure adequate funding to support the required liquidity, investors who subscribe for our investment programs may rush for exit and cause a run on our investment programs. Although we have developed sophisticated algorithm and system to match the invest-in and cash-out requests among the investors to provide liquidity, we cannot guarantee that we will be able to maintain the liquidity at a sufficient level that every cash-out request from our investors who subscribe for our investment programs can be met.

If we fail to maintain sufficient liquidity due to any technical issues, declines in investors or other reasons, investors may find our investment programs and platform less attractive and may reduce their investment in our products or the use of our platform. If any of the foregoing were to occur, our reputation, results of operations and financial condition may be materially and adversely affected.

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

We calculate the aggregate borrowing cost of the loans on our online consumer finance marketplace on the basis of annual percentage rate, or APR. Historically, we had some loan products with aggregated borrowing costs that exceeded the 36% per annum limit. These products were mainly our (i) handy cash loan products, and (ii) a small number of standard loan products. We ceased to offer new handy cash loan products upon the promulgation of Circular 141 and adjusted the fee rate of the standard loan products. Since making the adjustments on December 14, 2017, the annualized aggregated borrowing cost of all of the products newly listed on our platform calculated on APR basis have been in full compliance with this aggregated borrowing cost cap requirement.

We also have certain loans facilitated by our platform with interest rate over 24% per annum. For the years ended December 31, 2016, 2017 and 2018, loans with interest rate over 24% totaled RMB2.4 billion, RMB5.1 billion and RMB8.1 billion (US$1.2 billion), respectively, representing 12.1%, 7.7% and 13.2% of the total loan origination volume in the respective periods. These loans have a term ranging from seven days to 24 months. As of December 31, 2018, of the total outstanding balance of loans with interest rate over 24% per annum, 2.1% was 15 to 89 calendar days past due and 1.7% was 90 to 179 calendar days past due. We may continue to facilitate loans at or above the interest rate of 24% but the aggregate borrowing cost on APR basis will be no more than 36% per annum. In the event that any of such loans become delinquent, we will not be able to collect the part of interests that exceed 24% per annum through PRC judicial enforcement. As a result, the investors may suffer losses, which would damage our reputation and harm our business. Were these to happen, our reputation, results of operations and financial condition would be adversely affected.

In addition, relevant rules and regulations do not explicitly define “aggregate borrowing cost.” Based on our understanding of relevant rules and regulations, we believe that APR is a reasonable basis for calculating the aggregate borrowing cost of the loans on our marketplace. However, we cannot assure you that relevant regulatory authorities will share the same view, nor can we assure you that regulatory authorities will not promulgate new rules and regulations or issue new interpretations providing that the aggregate borrowing cost is calculated on a basis other than APR. If relevant regulatory authorities use a different calculation method, we may have additional loans on our marketplace exceeding 36% per annum or 24% per annum limit. As a result, some of our investors would suffer losses and our results of operations, business operations and reputations would also be adversely affected.

We operate in a market where the credit infrastructure is still at an early stage of development.

China’s credit infrastructure is still at an early stage of development. The Credit Reference Center established by the People’s Bank of China in 2002 has been the only credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosure and bankruptcy. Moreover, this credit database is only accessible to banks and a limited number of market players authorized by the Credit Reference Center and does not support sophisticated credit scoring and assessment. In 2015, the People’s Bank of China announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in the market we operate. In February 2018, Baihang Credit Information Co., Ltd., or Baihang, received the first business license in China to provide individual credit information service. Baihang will mainly provide services to internet loan companies, including online lending information intermediaries. We have started data sharing with Baihang. However, Baihang is a newly established company. Whether it can efficiently aggregate data from all different types of online databases with accuracy remains to be proven.

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

In 2017 and 2018, our profit before income tax expenses was RMB1.4 billion and RMB2.6 billion (US$381.2 million), respectively, approximately 28.2% and 10.4% of which was attributable to the fair value change of financial guarantee derivatives, which amounted to RMB383.1 million and RMB272.1 million (US$39.6 million), respectively. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques. Valuation methodologies are complex and require significant judgments. We used the discounted cash flow model to value financial guarantee derivatives, and key inputs used in the fair value measurements include discount rate and expected default rate. Other factors, including the market interest rate and early repayment rate, also have a direct or indirect impact on the fair value measurement. If we failed to timely reflect the changes in inputs and other factors in our valuation model, our results of operations and financial condition could be inaccurate.

We had historically financed certain loans offered on our platform with our own funds, which may subject us to regulatory risks.

To increase matching rate and enhance borrowers’ experience on our platform, we had partially financed certain undersubscribed loans with our own funds in the past. We had also financed some of our handy cash loan products with our own funds for a brief period after their launch. We gradually ceased such practices after August 2016 when the Interim Measures, which prohibits online finance information intermediaries from investing in loans using their own funds unless otherwise stipulated by laws and regulations, was promulgated. As of December 31, 2016, all loans that were partially funded with our own funds had been fully repaid, transferred or otherwise settled.

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

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and investors to our marketplace. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our marketplace. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors on our marketplace.

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

As the online consumer finance industry is a new industry in China and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules, including the Guidelines and Interim Measures, Circular 141, Circular 57, to develop a more transparent regulatory environment for the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.” Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development in, or negative perception of, the online consumer finance industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. Negative developments in the online consumer finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance marketplaces, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance marketplaces like us. For instance, in 2015, there were a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the online consumer finance industry in China. Although the market exits of these companies may result in more healthy and stable development of the online consumer finance industry, to the extent borrowers or investors associate our company with these companies, they may be less willing to participate on our platform.

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

All loans facilitated through our marketplace are issued with fixed interest rates. We determine the interest rates of the loans on our marketplace primarily based on the market conditions and the general interest rate environment rather than by referencing to a specific benchmark rate such as LIBOR. The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment may lead to an increase in competing investment options and dampen investors’ desire to invest on our platform. If we fail to respond to the fluctuations in interest rates in a timely manner and adjust our loan products offering, the potential and existing investors may lose potential interest returns in our platform and products and delay or reduce future loan investments, and the potential and existing borrowers may show less interest in our loan products and marketplace. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace, which may adversely affect our business.

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

Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and investors. The massive data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to and put in place internal reporting procedures relating to cybersecurity incidents, our security measures could be breached. As of the date of this annual report, we have not experienced any material cyber security incidents. However, we cannot assure you that our security measures will not be breached in the future. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and investor information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. For example, in China, the Administrative Measures for the Security of the International Network of Computer Information Network issued in December 1997 and amended in January 2011 requires us to report any data or security breaches to the local offices of the PRC Ministry of Public Security within 24 hours of any such breach. The Cyber Security Law of the PRC requires us to take immediate remedial measures when we discover that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include, informing our borrowers and investors of the specific risks and reporting such risks to the relevant competent departments. Any inability to protect confidential information of our borrowers and investors could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

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

In addition, the Interim Measures have imposed on us the obligation of anti-money laundering and anti-terrorism financing. The Custodian Guidelines also requires online lending information intermediaries to highlight the anti-money laundering obligation in the agreement with commercial banks acting as custodian banks. Online lending information intermediaries are obligated to cooperate with custodian banks to fulfill the anti-money laundering obligations. In October 2018, the PBOC, the China Banking and Insurance Regulatory Commission, or CBIRC, and the China Securities Regulatory Commission, or CSRC, jointly issued the Anti-money Laundering and Anti-terrorism Financing Administrative Measures for Internet Finance Institution, or Anti-money Laundering and Anti-terrorism Measures, providing that internet finance institutions are obliged to accept the anti-money laundering and anti-terrorism financing inspection conducted by the PBOC and its branches. The Anti-money Laundering and Anti-terrorism Measures also authorized the establishment of the internet finance anti-money laundering and anti-terrorism financing monitor platform, or the Monitor Platform, by the National Internet Finance Association, or NIFA under the instruction of PBOC and other financial governmental authorities to improve the online monitoring mechanism and information sharing between the institutions. To comply with the Anti-money Laundering and Anti-terrorism Measures, we are formulating policies and procedures, including internal controls and “know-your-customer” procedures and accessing the Monitor Platform. We cannot assure you that we will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to protect our marketplace from being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Interim Measures.

If we fail to implement and maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. However, we were not subject to the requirement to provide attestation by our independent registered public accounting firm on effectiveness of internal control over financial reporting for the year ended December 31, 2018 as we qualified as an “emerging growth company,” as defined in the JOBS Act, as of December 31, 2018. Once we cease to be an “emerging growth company,” our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting, unless we qualify for other exemptions.

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2018 due to one “material weakness” in our internal control over financial reporting and other control deficiencies. As defined in standards established by the United States Public Company Accounting Oversight Board, or the PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified related to our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare our consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. Following the identification of the material weakness and other control deficiencies, we have taken measures and plan to continue to take measures to remedy these deficiencies. For details of these remedies, see “Item 15. Controls and Procedures.” However, the implementation of these measures may not fully address the material weakness and deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct the material weakness and other control deficiencies or our failure to discover and address any other material weakness and other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Even if our management concludes that our internal control over financial reporting is effective in the future, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

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

Any significant disruption in service on our marketplace, in our computer systems or third party service providers’ systems, including events beyond our control, could prevent us from processing or posting loans on our marketplace, reduce the attractiveness of our marketplace and result in a loss of borrowers or investors.

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

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015, and 2017 and further amended by Special Administrative Measures for the Access of Foreign Investment (Negative List) in 2018, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiaries are considered foreign invested enterprises. Before the Interim Measures was published in August 2016, there was no clear official guidance or interpretation from the PRC government as to whether online consumer finance service was a type of value-added telecommunication services and whether its provider should be subject to value-added telecommunication regulations. However, we believe the online consumer finance services offered through our online platform constitute a type of value-added telecommunication services that foreign ownership and investment is restricted and therefore we should operate our online platform through a variable interest entity to ensure compliance with the relevant PRC laws and regulations. We have entered into the following four separate sets of contractual arrangements: (i) among Shanghai Guangjian, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), Beijing Paipairongxin, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only), a subsidiary of Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin to conduct our operations in China; (ii) among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe to provide services to our institutional funding partners; (iii) among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao to provide technological and outsourcing services to clients; and (iv) among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao for new business we plan to operate in the future. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we have obtained control over Beijing Paipairongxin, Shanghai Zihe, Shanghai Nianqiao and Shanghai Ledao and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Shanghai PPDai has been operating our online lending information intermediary business, including, among others, operations of our www.ppdai.com website since its incorporation. Shanghai PPDai had made applications for value-added telecommunication business license with the relevant local telecommunication regulatory authority before the Interim Measures was promulgated. Due to the lack of detailed rules regulating the online consumer finance service and clarification of the nature of this innovative business model, the local telecommunication regulatory authority had tentatively put our applications on hold.

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

In the opinion of our PRC counsel, Grandall Law Firm (Shanghai), our current ownership structure, the ownership structure of Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin and its subsidiaries, the ownership structure of Shanghai Manyin and Shanghai Zihe, the ownership structure of Shanghai Manyin and Shanghai Nianqiao, the ownership structure of Shanghai Manyin and Shanghai Ledao, the contractual arrangements among Shanghai Guangjian, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), Beijing Paipairongxin, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only) and the shareholders of Beijing Paipairongxin, the contractual arrangements among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe, the contractual arrangements among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao, and the contractual arrangements among Shanghai Manyin, Shanghai Ledao and the shareholders of Ledao are not in violation of existing PRC laws, regulations and rules; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect.

However, Grandall Law Firm (Shanghai) has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. For example, on March 15, 2019, the National People’s Congress enacted the Foreign Investment Law of the PRC, or the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions promulgated by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our consolidated variable interest entities for a significant portion of our business operations, and such contractual arrangements may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our consolidated variable interest entities, namely, Beijing Paipairongxin, Shanghai Zihe, Shanghai Nianqiao, and Shanghai Ledao, to operate our online consumer finance marketplace business, including the operation of www.ppdai.com website and the provision of services to institutional funding partners, as well as certain other complementary businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, consolidated variable interest entities and shareholders of consolidated variable interest entities as well as other parties to the contractual arrangements may fail to fulfill their contractual obligations to us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of our consolidated variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our consolidated variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance of obligations under the contractual arrangements by our consolidated variable interest entities, shareholders of our consolidated variable interest entities, and other parties to the contractual arrangements to exercise control over our consolidated variable interest entities. The shareholders of our consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated variable interest entities. Although we have the right to replace any shareholder of our consolidated variable interest entities under the contractual arrangements, if any of these shareholders are uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by our consolidated variable interest entities, shareholders of our consolidated variable interest entities or other parties to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with our consolidated variable interest entities and shareholders of our consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated variable interest entities, shareholders of our consolidated variable interest entities or other parties to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We have entered into a series of contractual arrangements with our consolidated variable interest entities and shareholders of our consolidated variable interest entities as well as other parties. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If our consolidated variable interest entities fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of our consolidated variable interest entities were to refuse to transfer their equity interests in our consolidated variable interest entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entities and their respective subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The shareholders of our consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of our consolidated variable interest entities are held by Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our co-founders and shareholders, as well as a few of their family relatives. Their interests in our consolidated variable interest entities may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated variable interest entities to breach, the existing contractual arrangements we have with them and our variable interest entity, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entity and its subsidiaries and receive economic benefits from them. For example, the shareholders of Beijing Paipairongxin, one of our consolidated variable interest entities, may be able to cause our agreements with Beijing Paipairongxin and Shanghai PPDai, a major subsidiary of Beijing Paipairongxin, to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the option agreement with these shareholders to request them to transfer all of their equity interests in our consolidated variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated variable interest entities, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among our consolidated variable interest entities, shareholders of our consolidated variable interest entities and us as well as other parties were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust our consolidated variable interest entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our consolidated variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing our tax expenses. In addition, if we request the shareholders of our consolidated variable interest entities to transfer their equity interests in our consolidated variable interest entities at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject us to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on our consolidated variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated variable interest entities that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated variable interest entities hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. We also expect Shanghai PPDai, a major subsidiary of Beijing Paipairongxin, one of our consolidated variable interest entities, to register with the local financial regulatory authority to include “online lending information intermediary” in its business scope and apply for, obtain and hold our value-added telecommunication business license for our online consumer finance marketplace business. Under the contractual arrangements, our consolidated variable interest entities may not, and the shareholders of our consolidated variable interest entities may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated variable interest entities breach the these contractual arrangements and voluntarily liquidate our consolidated variable interest entities, or our consolidated variable interest entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated variable interest entities undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

Significant revaluation of the Renminbi may have a material and adverse effect on the price of our ADSs. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering and the concurrent private placement into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. In 2018, we entered into two hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk” for more details. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all.

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

Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu, and Mr. Shaofeng Gu who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the foreign exchange registrations in accordance with SAFE Circular 75 then in effect and have updated their registrations in accordance with SAFE Circular 37. They are now in the process of updating their registration required in connection with our recent corporate restructuring. Ms. Wei Luo, who indirectly hold shares in our Cayman Islands holding company and previously known to us to be a mainland China resident, has changed her citizenship to Hong Kong. Ms. Wei Luo registered in accordance with SAFE Circular 75 previously and now is seeking to cancel or update the registration in accordance with SAFE Circular 37.

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

Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the PRC, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.

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

Because we may not pay dividends in the future, you may have to rely on price appreciation of our ADSs for return on your investment.

Our board of directors declared a dividend in March 2019. We may continue to declare and pay dividends in the future if our operating conditions allow. Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts at they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2019, we had 883,622,264 Class A ordinary shares and 651,000,000 Class B ordinary shares outstanding. Among these Class A ordinary shares, 465,564,555 Class A ordinary shares are represented by ADS. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the 180-day lock-up period beginning from the date of our initial public offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of our initial public offering. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

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

We have been named as a defendant in putative shareholder class action lawsuits that could have a material adverse impact on our business, financial condition, results of operation, cash flows and reputation.

We will have to defend against the putative shareholder class action lawsuits described in “Item 8, Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings,” including any appeals of such lawsuits should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of these lawsuits. In the event that our initial defense of these lawsuits is unsuccessful, there can be no assurance that we will prevail in any appeal. Any adverse outcome of these cases, including any plaintiff’s appeal of a judgment in these lawsuits, could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares beneficially own 93.9% of the aggregate voting power of our company as of March 31, 2019. As a result, the existing holders of our Class B ordinary shares will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price or the opportunity to receive a premium for their shares as part of a sale of our company. These shareholders may also take actions that are not in the best interest of us or our other shareholders even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership.”

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

We first adopted our stock option plan, or the 2013 Plan, in June 2013 for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2013 Plan was later amended and restated several times. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2013 Plan, we are authorized to grant options to purchase ordinary shares of our company. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2013 Plan is 221,917,800. As of March 31, 2019, options to purchase 131,063,150 Class A ordinary shares were granted and outstanding under the 2013 Plan and 91,877,050 Class A ordinary shares underlying those options were issued and outstanding.

In October 2017, we adopted another share incentive plan, or the 2017 Plan. Under the 2017 Plan, we are authorized to grant options, restricted shares, and restricted share units employees, officers, directors and individual consultants who render services to us. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000. As of March 31, 2019, options to purchase 26,645,000 Class A ordinary shares had been granted and were outstanding under the 2017 Plan and 337,500 Class A ordinary shares underlying those options were issued and outstanding. As of March 31, 2019, 14,493,600 restricted share units had been granted and 631,405 of these restricted share units had been vested.

As a result, we incurred RMB44.5 million (US$6.5 million) share-based compensation expenses relating to options granted under the 2013 Plan and the 2017 Plan in 2018. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, we are not required to (i) have a majority of independent directors in our board of directors, (ii) have a compensation committee composed entirely of independent directors, and (iii) have a minimum of three members in our audit committee. See “Item 16G. Corporate governance.” Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

There can be no assurance that we will not be passive foreign investment company, or PFIC, for United States federal income tax purposes for any taxable year, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the average quarterly value of our assets (as determined on the basis of fair market value) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entities (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entities (including their respective subsidiaries, if any) for United States federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being a PFIC for the taxable year ended December 31, 2018 or becoming a PFIC in one or more future taxable years.

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

During the period between June and August 2012, we formed our offshore corporate structure to facilitate offshore financing. In June 2012, we incorporated PPDAI Group Inc. under the laws of the Cayman Islands as our holding company and incorporated PPDAI (HK) LIMITED, or PPDAI Hong Kong, as its wholly-owned subsidiary. In August 2012, Beijing Prosper Investment Consulting Co., Ltd., or Beijing Prosper, was incorporated as a wholly-owned PRC subsidiary of PPDAI Hong Kong, through which we obtained control over Shanghai PPDai and Beijing Paipairongxin Investment Consulting Co., Ltd., or Beijing Paipairongxin, a company incorporated in June 2012, based on two separate sets of contractual arrangements, including the equity pledge agreements, the business operation agreements, the power of attorneys, the option agreements, and the exclusive technology consulting and service agreements. In July 2014, following a restructuring, Shanghai PPDai became a wholly-owned subsidiary of Beijing Paipairongxin. We then subsequently terminated our contractual arrangements with Shanghai PPDai and its shareholders, and entered into an amended and restated exclusive technology consulting and service agreement with Shanghai PPDai and Beijing Paipairongxin.

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

In January 2018, we incorporated Bluebottle Limited in Hong Kong. Shortly after its incorporation, Bluebottle Limited established Shanghai Manyin Information Technology Co., Ltd., or Shanghai Manyin, as its wholly-owned PRC subsidiary in China. In March 2018, we entered into a series of contractual arrangements through Shanghai Manyin with Shanghai Zihe and the shareholders of Shanghai Zihe, through which we obtained effective control over the operation of Shanghai Zihe.

In August 2018, Shanghai Nianqiao Information Technology Co., Ltd., or Shanghai Nianqiao, was incorporated by Mr. Zhouhao Gu, a family relative of Shaofeng Gu, and Ms. Xiumeng Chen, a family relative of Jun Zhang. In January 2019, Shanghai Ledao Information Technology Co., Ltd., or Shanghai Ledao, was incorporated by Mr. Yejun Jiang, a family relative of Honghui Hu, and Mr. Lizhong Chen, a family relative of Tiezheng Li. We entered into two sets of contractual arrangements through Shanghai Manyin with (i) Shanghai Nianqiao and the shareholders of Shanghai Nianqiao in November 29, 2018, and (ii) Shanghai Ledao and the shareholders of Shanghai Ledao in January 14, 2019, respectively, through which we obtained effective control over the operations of Shanghai Nianqiao and Shanghai Ledao.

B.	Business Overview

We are a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, we are the first online consumer finance marketplace in China connecting borrowers and investors, whose needs are unserved or underserved by traditional financial institutions, according to iResearch. As of December 31, 2018, we had over 88.9 million registered users.

We strategically focus on serving borrowers between ages of 20 and 40, the young generation that is typically more receptive to internet financial services and is poised to become the major driving force of China’s consumer finance market. Our borrowers are primarily acquired online and stretch across a large number of cities and counties in China. We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our marketplace. In 2017 and 2018, loans originated on our marketplace had an average principal amount of RMB2,470 and RMB3,281 (US$477), respectively, and an average term of 7.5 months and 9.4 months, respectively. Borrowers come to our marketplace for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2017 and 2018, 68.9% and 73.6% of the total loan volume originated on our marketplace was generated from repeat borrowers who had at least one drawdown before, respectively.

Our platform appeals to investors by offering a wide spectrum of investment options. We provide our investors with an opportunity to invest in an emerging asset class—consumer loans—and achieve attractive returns. Individual investors may subscribe to loans based on the profiles of approved borrowers listed on our platform, use automated investing tools specifically designed to improve their investment efficiency, or enroll in investment programs that offer greater convenience in making investments. We offer attractive risk-adjusted returns supported by a set of risk management procedures and implement protection mechanisms to control and mitigate investors’ risk exposure. To meet individual investors’ liquidity demands, we have also established a secondary loan market to facilitate their early exit.

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

We generate revenues primarily from fees charged to borrowers for our services in matching them with investors and for other services we provide over the loans’ lifecycle. We have experienced rapid growth in recent years. Our operating revenues grew from RMB1.2 billion in 2016 to RMB3.9 billion in 2017 and further to RMB4.3 billion (US$623.6 million) in 2018. A substantial portion of our operating revenues for these periods were attributable to fees charged to borrowers. Our net profit increased from RMB501.5 million in 2016 to RMB1.1 billion in 2017 and further to RMB2.5 billion (US$359.2 million) in 2018.

Our Users

Borrowers

Since our inception and up to December 31, 2018, we have facilitated loans connecting over 14.4 million borrowers from 96% of the cities and counties in China with investors. In 2017 and 2018, over 80% of our borrowers are between 20 and 40 years of age. We strategically target the young generation in general and cultivate customer loyalty, aiming to capture the vast growth opportunities as our borrowers enter into different stages of their lives and qualify for higher credit limits. The number of unique borrowers were approximately 3.4 million in 2016, 8.7 million in 2017 and 6.8 million in 2018.

Our marketplace features a high proportion of repeat borrowers. We have an active repeat borrower base and our borrowers tend to borrow more on our marketplace over time. Out of the total loan volume facilitated through our marketplace in 2016, 2017 and 2018, 55.6%, 68.9% and 73.6%, respectively, was generated from repeat borrowers who had successfully borrowed on our marketplace before.

Investors

We accept investments primarily from individual investors. As of December 31, 2018, we had 667,738 cumulative individual investors. We have experienced strong growth in both the number of individual investors and the investment amount per investor in recent years. The number of individual investors invested through our marketplace was 240,990 in 2016, 307,835 in 2017, and 249,635 in 2018. Average investment amount per individual investor increased from RMB57,918 in 2016 to RMB149,252 in 2017, and further to RMB163,508 (US$23,781) in 2018.

We expanded our investor base to cover institutional funding partners in August 2014 and have been increasing the number and type of institutional funding partners since then to meet the borrowing demand on our marketplace. Currently, we primarily cooperate with trusts, consumer finance companies, commercial banks and other licensed financial institutions, and online lending information intermediaries to diversify our funding sources.

As of December 31, 2018, 85.0% of total outstanding loans were invested by individual investors and 15.0% were invested by institutional funding partners. In 2018, out of the total loan volume facilitated by us, loans funded by individual investors and institutional funding partners amounted to RMB52.6 billion (US$7.7 billion) and RMB8.9 billion (US$1.3 billion), respectively.

Our Products and Services

Loan services offered to borrowers

Our marketplace primarily offers standard loan products. We do not require security for loan products on our platform and generally provide loan applicants with a credit decision in around 10 minutes of application for first-time applicants and in as little as one minute for repeat borrowers. Approved borrowers typically receive loan disbursements within 24 hours following the loan listing, and in 2018, approximately 77.5% of total number of loans facilitated through our platform were funded within two hours. We believe these features are essential to meeting borrowers’ often imminent financing needs. Subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans on our platform if the aggregate outstanding principal amount does not exceed such borrower’s credit limit for the type of loans the borrower applies for.

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

Depending on the credit assessment result, a borrower may be eligible to apply for a loan within the approved credit limit for a term ranging from three to 36 months. The average loan amount for our standard loan products was RMB3,054 in 2016, RMB2,926 in 2018 and RMB3,266 (US$475) in 2018. Different credit limits and borrowing costs are applicable to different tiers of borrowers based on their respective credit scores. The borrowing cost for taking out a standard loan on our marketplace include the interest to be paid to investors, a transaction fee charged for our services and, under certain circumstances, a quality assurance fund contribution from borrowers for investor protection purpose. All of our standard loan products feature fixed monthly repayments, consisting of principal, interest and where applicable, quality assurance fund contribution. Borrowers of our standard loan products may make prepayments without incurring penalties. See “—Our Platform and Transaction Process” for information on payment processing. In 2018, we expanded our standard loan products by offering borrowers with loans of a larger size, ranging from RMB20,000 (US$2,909) to RMB60,000 (US$8,727), and with longer tenors of 12-36 months. In 2016, 2017 and 2018, the origination amount of our standard loan products totaled RMB16.0 billion, RMB54.9 billion and RMB60.4 billion (US$8.8 billion), representing 80.4%, 83.7% and 98.3%, respectively, of the total amount of the loans that were made through our marketplace.

Handy cash loan products

We used to offer handy cash loan products on our platform, which were designed to meet imminent financing needs of borrowers, featuring a shorter term ranging from one to six weeks and a smaller principal amount compared to our standard loan products. We ceased to offer handy cash loan products in December 2017 to achieve full compliance with relevant regulatory requirements. As of March 31, 2018, all the remaining outstanding balance of our handy cash loans have been settled.

Consumption loan products

We used to offer consumption loan products on our platform through cooperation with retail stores to customers for their purchases of electronic appliances. The principal amount of our consumption loan products had varied in the range depending on the price of electronic products. Consumption loan products could have a term of 9, 12, 15, 18 or 24 months. We ceased to offer new consumption loan products in December 2017. As of December 31, 2018, the outstanding balance of our existing consumption loan products totaled RMB26.7 million (US$3.9 million).

Other loan products

In addition, we have offered other products and will continue to develop new products from time to time. For example, we cooperate with several third parties to offer their customers loan products similar to our standard ones but with varied features, such as more preferential interest rates. In implementing our strategy of expanding loan product offerings, we have developed and are developing new loan products. In 2016, 2017 and 2018, origination amounts of our other loan products totaled RMB1.9 billion, RMB2.9 billion, and RMB1.1 billion (US$154.3 million), accounting for 9.3%, 4.4% and 1.7%, respectively, of the total amount of the loans facilitated on our marketplace. As our business grows, we will continue to expand our loan product offerings to meet demands from different tiers of borrowers.

Investment services offered to individual investors

Our online lending information intermediary business provide investment options that cater to the needs of investors who prefer to proactively manage their investments as well as investors who want to rely on the tools we offer to allocate and manage their investments.

Self-discretionary investing tool

Investors may directly invest in loans listed on our marketplace based on loan characteristics and borrower profiles. We provide a set of filters to help self-discretionary investors choose among thousands of investment opportunities. By using filters, an investor is able to quickly pinpoint specific loans the investor desires to invest in based on screening criteria, such as credit rating, interest rate, term, loan amount, profile and the borrowing history of the borrower on our platform. The minimum threshold for a lending commitment made through our self-discretionary investing tool is RMB50 (US$7.3). Upon subscription to a specific loan, an investor agrees to commit a certain amount of fund to the subscribed loan until its maturity. Funds will be transferred from the investor’s account with us to the borrower once the loan is fully subscribed. Investors who want to withdraw their funds prior to loan maturity may transfer their rights in loans on our secondary loan market. See “—Secondary Loan Market.” We do not charge fees for the use of our self-discretionary investing tool.

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

Investment programs

Our investment programs enable investors to enjoy investment returns while minimizing the time needed to manage their investments. Before the launch of our re-designed investment programs in March 2018, we used to offer three types of investment programs (namely investment programs with fixed investing periods, investment programs with step-up returns, and investment programs with flexible investing periods) with different estimated rates of return and various terms up to 18 months. Investors could freely choose to invest in any investment programs based on their investment preference after committing a minimum amount of RMB100 (US$14.5).

We ceased offering investment programs with flexible investing periods and investment programs with step-up returns in July 2017 and March 2018, respectively, and launched new investment programs by re-designing our previous investment programs with fixed investing periods. Our new investment programs are featured by lock-up periods of various length and different estimated rates of return. By committing a minimum amount of RMB1,000 (US$145.4), investors can freely choose to invest in new investment programs with different lock-up periods and estimated rates of return. By opting for our new investment programs, investors authorize our platform to make investments in loans on our marketplace with different sizes, terms and interest rates, and after the expiration of the preset lock-up periods, to transfer their creditor’s rights to other investors on their behalf or extend the program tenor under certain circumstances at the investors’ option. The underlying loans we invest have weighted-average interest rates higher than the lower limit of the estimated rates of return of each investment program. Investors are able to exit before maturity of the investment program by transferring their creditor’s right to other investors on our platform after the preset lock-up period. In the event that the underlying loans invested by an investor through our investment programs fail to be transferred after expiration of the preset lock-up periods, the investor will continue to be a creditor of the underlying loans. The lock-up periods of our new investment programs typically range from 15 days to 540 days. We charge management fees to investors who subscribe investment programs and collect such fees when an investment program ends at its maturity.

Secondary loan market

We have established a secondary loan market on our platform to provide liquidity to investors. Loans held by investors for no less than 48 hours and with principal balances of no less than RMB10 (US$1.5) may be posted on our platform for transfer once certain other conditions are met. Investors may withdraw the offers to transfer at any time before such offers are accepted by transferees. Although a successful transfer is not guaranteed, historical data shows that loans typically change hands within the same day they are posted. Upon a successful transfer, the transferor will be charged a service fee at a rate ranging from 0.5% to 1% of the transfer price depending on whether the underlying loan has the quality assurance fund protection and the number of outstanding repayments. If the transfer does not happen within 24 hours after a loan is posted, the post will be automatically taken off our platform.

Investment services offered to institutional funding partners

We introduce borrowers to our institutional funding partners and provide preliminary risk assessment services as well as other services to them. Our institutional funding partners primarily include banks, financing companies, trusts, online micro-lending companies, and other online lending information intermediaries. The service arrangement between our institutional funding partners and us varies depending on the type of institutional funding partners. In the case of online lending intermediaries, they generally match the borrowers introduced by us with investors on their platform. For institutional funding partners with a license to extend loans, such as banks, online micro-lending companies, they typically extend loans with their own funds directly to the borrowers introduced by us. As to institutional funding partners without a license to extend loans, we offer them an alternative through joint establishment of a trust and extend loans to the borrowers introduced by us through the trust. Under the trust arrangement, we invest in subordinate tranches in a trust and our institutional funding partners invest in senior tranches. Senior tranche investors in the trust typically receive a fixed rate of return, whereas we, as the subordinate tranche investor, typically receive the residual returns from the trust. In 2018, loans funded by institutional funding partners was RMB8.9 billion (US$1.3 billion), accounting for 14.5% of our total loan origination volume.

Our Platform and Transaction Process

We incorporate advanced technology into every step of the transaction process on our online lending information intermediary platform to provide a better experience to our borrowers and investors. The entire process appears simple, seamless and efficient but our platform leverages sophisticated, proprietary technology to make it possible. The following diagram presents the transaction process of our standard loan products facilitated on our online lending information intermediary platform between borrowers and individual investors:

(1)	Funds of borrowers and individual investors are deposited into the custody accounts at China Merchants Bank and settled by such custody accounts under its management.

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

Step 2: Fraud Detection, Credit Assessment and Decision

Following the application for a standard loan product, our system generally takes around ten minutes to aggregate the data, run our anti-fraud model, conduct credit assessment and decide whether to extend credit, except where manual review process is triggered.

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

Following the fraud detection, we initiate a credit review using our proprietary Magic Mirror Model to generate a Magic Mirror score for the prospective borrower, which ultimately drives the decision on whether to extend credit. Each Magic Mirror score corresponds to a credit level in the range of I to VIII, with Level I representing the lowest risk and Level VIII representing the highest risk. See “—Risk Management—Proprietary Credit Scoring and Risk Pricing Models.” Applicants classified as Level VIII will be declined, and applicants falling under other credit levels will be assigned by our risk pricing system the approved credit amounts, maximum loan terms and applicable interest rates and other loan characteristics which are determined based on their respective Magic Mirror scores. In 2018, among all the loan applications approved on our marketplace, 98.4% went through the automated process. The remaining 1.6% in the respective periods often requiring additional information or verification, are forwarded to our credit assessment team for manual review. The manual review process generally takes one to three days. Following this review, our credit assessment team will either approve the loan with one or more approved sets of loan characteristics or decline the loan application.

Step 3: Loan Listing and Funding

After obtaining credit approval, prospective borrowers may submit the final loan amount and loan term within the parameters of the credit approval. Our system will then automatically generate a form of loan agreement between the borrower and the prospective investors. If the loan has not been matched automatically through automated investing tools or with investment programs, the loan is then listed on our marketplace for investors to view and subscribe. It normally takes less than 24 hours for a loan to be fully subscribed. In 2018, approximately 77.5% of total number of loans facilitated through our platform were fully subscribed and funded within two hours. Subject to credit assessment for each loan application, a borrower is allowed to take out one or more loans on our platform at a time. From investors’ perspective, after becoming registered users, individual investors who are willing to make investment through our marketplace can deposit their funds with us in custody accounts at China Merchants Bank. We have migrated to a custody account arrangement with China Merchants bank, whereby funds of individual investors and certain institutional funding partners have been deposited into and settled by custody accounts under its management. Upon the full subscription of a loan, the loan agreement will become effective, and the full amounts of funds will then be released from investors’ custody accounts to the borrower. Depending on different types of loan application, loans not fully subscribed within 10-20 days will be automatically removed.

Step 4: Loan Servicing and Collection

Upon the origination of a standard loan, we establish a repayment schedule with repayment occurring on a set business day each month and update the loan performance status in real time once a payment has been made or is overdue. Borrowers and investors are able to monitor the loan performance on a real-time basis. On or prior to each scheduled repayment date, borrowers should deposit sufficient funds (consisting of corresponding installment of principal, interest and transaction fee, as well as quality assurance fund contribution for certain borrowers) in their respective custody accounts at China Merchants Bank and authorize us to, on such repayment date, (i) transfer quality assurance fund contribution made by certain borrowers to a separate account managed by third-party guarantee company, (ii) transfer corresponding installment of principal and interest to the corresponding investors (and, if applicable, instruct the third-party guarantee company to transfer certain portion of funds from the quality assurance fund to the corresponding investors if that installment is overdue), and (iii) transfer each installment of transaction fee to our own account.

We had a collection team of over 1,800 employees as of December 31, 2018 and have developed a systematic process to handle collection of delinquent loans. Upon becoming four days delinquent, a loan enters into our collection process, which is divided into stages based on severity of delinquency. The first 90-day collection period is typically handled by our collection team although we also engage third-party payment collection service providers to assist us from time to time. Collection measures, including text message reminders, phone calls, in-person visits and legal letters, are taken in succession as a loan becomes increasingly overdue. If a loan remains overdue after the 90-day period, we then outsource loan collection to third-party service providers to optimize collection efficiency. Any amount recovered from the borrower will be remitted to first cover third-party collection expenses, if any, then to repay overdue principal and interest. Any remaining amount will be used to pay the late payment penalty and the collection fee charged to the borrower.

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

For applicants of our standard loan products, the Magic Mirror score derived from our proprietary credit scoring model is used to determine which of the eight segments in our existing credit grid such applicants fall into. Among the eight segments, Level I represents the lowest risks associated with the borrowers, while Level VIII represents the highest risks. Level VIII loan applications will be rejected. Once a credit level is assigned to a specific loan, it will not be changed during the tenor of the loan. The following charts indicate the historical cumulative 30-day plus past due delinquency rates by credit level for loans facilitated in 2016, 2017 and 2018, which demonstrate distinctive credit risks associated with borrowers falling under each credit level:

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

(3)	Vintage delinquency rate for loans facilitated in 2018 is calculated as the volume weighed average of the quarterly vintage delinquency rates as of December 31, 2018.

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

For borrowers who were subject to the quality assurance fund program before April 2017, the borrowing cost included an upfront transaction fee, an upfront portion of quality assurance fund contribution, and the subsequent monthly cost, which was comprised of the monthly quality assurance fund contribution and monthly interest payment. Between April and December 2017, we ceased collecting the upfront portion of quality assurance fund contribution upon the origination of standard loan products. Instead, the entire quality assurance fund contribution was collected through monthly payments. During this period of time, the transaction fee was still collected upfront. Starting from December 2017, we ceased collecting the transaction fee upfront, and both the quality assurance fund contribution and the transaction fee have been collected by instalments commencing the date one month after borrowers are funded since then. See “—Investor Protection— Quality Assurance Fund” for more information on the quality assurance fund.

We review and modify our segmented pricing from time to time, taking into consideration not only the borrower credit risk but also other factors, such as market interest rates, adequacy of investor protection mechanism and competition in the market.

Investor Protection

We have adopted policies and taken measures to cultivate a risk-cognizant culture. For example, to encourage investors to diversify their risks, we set certain limits in the amount of investment in loans not protected by quality assurance fund, for which an investor, when making investments using the investing tools available on our platform, the total investment amount cannot exceed the lower of RMB20,000 (US$2,909) or 30% of the loan amount. Whenever an investor intends to make a first-time investment in a loan with medium risk, our system will pop up a special note reminding the investor of the potential risks. Before an investor subscribes to a loan with high risk, one of our customer service representatives will speak with the investor over the phone confirming the investor’s awareness of risk and intention to invest.

In addition, we used to employ two types of investor protection mechanisms to help limit investors’ risk exposure. The following is a summary of the latest features of our quality assurance fund and investor reserve funds. We ceased setting aside new investor reserve funds contributions starting from January 1, 2018 and launched a new quality assurance program in February 2018.

Quality Assurance Fund

Under our previous quality assurance mechanism, we provide protection for individual investors who invested in the loans taken out by those borrowers who contributed to the quality assurance fund. Certain borrowers of our standard loans and all borrowers of our handy cash loans and consumption loans were required to make contributions to the respective quality assurance fund. In February 2018, we launched a new quality assurance program, or the New QAF Program, by partnering with Sino Guarantee. Beginning from February 9, 2018, investments in new eligible loans facilitated on our platform will be protected by the New QAF Program, and relevant borrowers will be required to contribute to a quality assurance fund managed by Sino Guarantee under rules that are substantially the same as those applicable to our existing quality assurance fund. Sino Guarantee will make payouts based on the relevant rules set out by us. After the launch of the New QAF Program, we will continue to manage the existing quality assurance fund for eligible loans facilitated before February 9, 2018. Whether under our previous quality assurance fund mechanism or under the New QAF Program, when a borrower is delinquent for one day in repaying an installment of principal and interest of a loan, we will withdraw an amount from the dedicated account to repay the delinquent installment of principal and interest to the corresponding investors. The repayments will be made in succession according to the age of the delinquency—the earliest delinquent installment is repaid first. If the quality assurance fund becomes insufficient to pay back all the investors with delinquent loans, these investors will be repaid on a pro rata basis, and the repayment of their outstanding unpaid balances will be deferred to the next time the quality assurance fund is replenished, at which time a distribution will again be made to all investors with delinquent loans having quality assurance fund protection according to the foregoing rules. If the quality assurance fund is continually underfunded, investors may need to wait for extended periods to receive a full distribution from the quality assurance account. Once we recover any amount from the defaulted borrower through our collection efforts, the recovered amount will be remitted first to replenish the portion of the quality assurance fund used to repay the investors.

We adjust our quality assurance fund contribution policy from time to time based on our monitoring of market risks. The quality assurance fund contribution rates for standards loan products currently range from 1.00% to 50.05% of the loan principal. We determine the quality assurance fund contributions required from a borrower by taking into consideration delinquency rate of loans taken out by borrowers with similar risk profile. As of December 31, 2018, with respect to standard loans originated in 2017 that are subject to quality assurance fund protection, the vintage delinquency rate was 7.74% for credit Level I through Level VII loans. The average quality assurance fund contribution rate was 10.00% for such standard loans. In 2018, the origination amount of loans protected by the quality assurance fund totaled RMB 46.7 billion (US$6.8 billion). As of December 31, 2018, approximately 73.8% of the total outstanding loan balance on our marketplace was protected by the quality assurance fund.

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

Quality Assurance Commitment for Institutional Funding Partners

We provide cash deposit to certain institutional funding partners with our own funds at an amount equal to a certain percentage of their total investment and, in some cases, are required to replenish such deposit from time to time to compensate such investors’ potential loss due to potential loan delinquency. In addition, we are obligated under our agreements with institutional funding partners to repay the full overdue amount to institutional funding partners if a borrower defaults. Except for a small portion of the loans funded by institutional funding partners, for which we provide the quality assurance commitment mentioned above through a subsidiary licensed to provide financing guarantee, we currently provide quality assurance commitment for a vast majority of the loans funded by institutional funding partners through our subsidiaries without a license or an approval to provide financing guarantee. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our cooperation with institutional funding partners may expose us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners” for potential risks associated with our cooperation with institutional funding partners.

Technology

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, protecting information on our platform, increasing operational efficiency and enabling innovations. Principal components of our state-of-the-art technology include:

•

Data Science. Data science technology is extensively used in various aspects of our operations. Our data mining and user behavior analytics capabilities allow us to build a comprehensive credit profile for each borrower. Our multi-dimensional real-time analytics capabilities enable fast and accurate credit decisions. Our massive data processing capabilities enable us to provide an array of automated investing tools assisting investors in increasing investment efficiency. In 2017 and 2018, a total of 227.3 million and 178.1 million investment transactions were matched on our platform, respectively. Data-based machine learning is also used in numerous applications, such as improving fraud detection, optimizing marketing resource allocation and increasing collection efficiency.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of the date of this annual report, we have (i) registered five patents in China including our proprietary facial recognition technology used for fraud detection and applied for 44 additional patents with the PRC State Intellectual Property Office, (ii) registered 99 software copyrights with the PRC National Copyright Administration, (iii) registered 153 domain names, including ppdai.com, and (iv) registered 136 trademarks, including our “PPDAI,” “拍拍贷” and “魔镜” trademarks.

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

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction volume on our online consumer finance marketplace during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Overall, the historical seasonality of our business has been mild but may increase further in the future.

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

The Interim Measures require that online lending information service providers shall restrict the maximum balance of fund borrowed by the same borrower on the same online lending information intermediary platform as well as on several such online lending information intermediary platforms so as to prevent credit concentration risks. The maximum balance of fund borrowed by any individual on the same online lending information intermediary lending platform shall be RMB200,000 (US$29,089), and the maximum total balance of the fund borrowed by the same individual on several lending information intermediary platforms shall be RMB1,000,000 (US$145,444). The maximum balance of fund borrowed by any entity or other kind of organization on the same online lending information intermediary platform shall be RMB1,000,000 (US$145,444), and the aggregate maximum total balance of fund borrowed by any entity or other kind of organization on all online lending information intermediary platforms shall be RMB5,000,000 (US$727,220).

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

Pursuant to the Interim Measures, if an online lending information service provider violates any applicable laws, regulations or relevant regulatory provisions relating to online lending information services, sanctions could be imposed by the local financial regulatory departments or other relevant regulatory departments, including, among others, supervision interviews, regulatory warning, correction order, condemnation, credit record modification, fine up to RMB30,000 (US$4,363), and criminal liabilities if the act constitutes a criminal offense.

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

In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business, or the Circular 141, outlining general requirements on the “cash loan” business conducted by network microcredit companies, banking financial institutions and online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers, and with no security. Borrowers on our platform are required to specify their uses of loan proceeds. The Circular 141 sets forth several general requirements with respect to “cash loan” business, including, without limitation: (i) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (ii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period, among others; (iii) loans to any borrower without income sources are prohibited; (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model; (v) online lending information intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds; (vi) online lending information intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance; and (vii) for the financial institutions that participate in the “cash loan” business, no third parties will charge borrowers any interests or fees.

On December 8, 2017, the National Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries, or the Circular 57, providing further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things, requiring the online lending information intermediaries discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds, and the existing balance of risk reserve funds shall be gradually reduced.

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

In December 2018, the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Guidance on the Classification and Disposal of Risks of Online Lending Information Intermediaries and Risk Prevention, or Circular 175. Circular 175 refers to normal intermediaries as large-scale online lending information intermediaries that are strictly in compliance with relevant laws and regulations and have not demonstrated any high-risk characteristics. Circular 175 reiterated relevant regulatory requirements by providing that normal intermediaries should strictly control and manage the business scale and the number of investors. Circular 175 further tightens the regulation of the industry by requiring institutions other than normal intermediaries, including shell intermediaries with no substantive operations, small-scale intermediaries, intermediaries with high risks, and intermediaries that are unable to repay investors or otherwise unable to operate their businesses, to exit the online lending information intermediary industry.

We have taken various measures to comply with the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, the Circular 141, the Inspection Notice and the Checklist, Circular 175, and other laws and regulations that are applicable to our business operations. For example, we have changed the cooperation model with certain institutional funding partners and ceased certain practice that could be regarded as a form of credit enhancement or guarantee. However, given that detailed regulations and guidance in the area of online lending information services are yet to be promulgated, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our cooperation with institutional funding partners may expose us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners.”

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

In August 2018, the National Online Lending Rectification Office issued the Notice on Launching Compliance Inspection on Online Lending Information Intermediaries, or the Inspection Notice, which requires that online lending information intermediaries, internet finance associations and local online lending rectification offices conduct compliance inspections based on a checklist of 108 compliance criteria, or the Checklist, and that such inspections shall be completed by the end of December 2018. After the compliance inspection, online lending information intermediaries that comply with applicable rules and regulations are allowed to integrate their business operation systems into the industry-wide information disclosure systems and product registration systems. Upon completion of such integration, the online lending information intermediaries will be able to submit filing applications for record-filings pursuant to detailed procedures to be issued by the competent regulatory authorities. However, it remains unclear when the detailed procedures for such system integrations and filing applications will be issued.

According to the Inspection Notice and the Checklist, compliance inspection should specifically focus on the following ten aspects: (i) whether it is operated as information intermediary as opposed to operating credit intermediary, (ii) whether a capital pool exists and whether there are advance payments on behalf of clients, (iii) whether there is any self-financing activities or activities similar to self-financing, (iv) whether guarantees or guaranteed repayment of principal and interest are provided directly or indirectly to lenders, (v) whether guaranteed repayment of principal and payment of interest were made upon maturity, (vi) whether a risk evaluation on lenders is made and whether lenders are managed based on different risk levels, (vii) whether risks regarding borrowers are fully disclose to lenders, (viii) whether the small-sized and diversified online lending principle is followed, (ix) whether wealth management products are offered to raise capital (or offer wealth management products through a divested affiliates), (x) whether large amount and high interest are used in the advertisement to attract borrowers or lenders.

We did a self-inspection based on the Inspection Notice and the Checklist and submitted a self-inspection report to Association of Shanghai Internet Financial Industry, or the ASIFI, National Internet Finance Association of China, or the NIFA, and Shanghai Online Lending Rectification Office.

Regulations on illegal fund-raising

The Measures for the Banning of Illegal Financial Institutions and Illegal Financial Business Operations promulgated by the State Council in July 1998, and the Notice on Relevant Issues Concerning the Penalty on Illegal Fund-Raising issued by the General Office of the State Council in July 2007, explicitly prohibit illegal public fund-raising. In addition, the Interim Measures and the Custodian Guidelines purport, among other things, to require each online lending information service provider to separate its own funds from the funds of investors and borrowers, choose one qualified commercial bank as the fund depository institutions for the funds of lenders and borrowers, and limit the maximum amount of the loan borrowed by one person. Furthermore, the Circular 57 requires the online lending information intermediaries to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures administered by the National Online Lending Rectification Office to hold customer funds. According to the Custodian Guidelines, online lending information service providers are further required to review and verify the records and information of their custody accounts with its fund custodian institution on a daily basis.

We act as a platform for borrowers and investors and are not a party to the loans facilitated through our marketplace. We rely on third-party payment platforms in handling funds transfer and settlement. We have entered into a custody account arrangement with China Merchants Bank, whereby funds of borrowers, individual investors and certain institutional funding partners have been deposited into and settled by custody accounts under its management. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

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

While we have formulated and implemented policies and procedures, including internal controls and “know-your-customer” policies, aimed at preventing money laundering and terrorism financing, we cannot assure you that we will be able to establish and maintain anti-money laundering policies and procedures which can effectively protect our marketplace from being exploited for money laundering or terrorism financing purposes, or that such policies and procedures, if adopted, will be deemed to be fully in compliance with all applicable anti-money laundering laws and regulations, including the Interim Measures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any failure by our third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.”

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

On June 28, 2018, the MOC and the National Development and Reform Commission jointly promulgated the Special Administrative Measures for the Access of Foreign Investment (Negative List) (2018), or the Negative List, which amended and restated the “restricted” and “prohibited” categories of the Catalog. The “encouraged” category in the Catalog remains the same.

On March 15, 2019, the National People’s Congress enacted the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which will become effective on January 1, 2020. The Foreign Investment Law sets a general principal that foreign investors and their investments in China will enjoy national treatment and subject to a negative list.

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

Regulations on foreign exchange registration of overseas investment by PRC residents

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75”. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu, and Mr. Shaofeng Gu, who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as mainland China residents have completed the foreign exchange registrations in accordance with SAFE Circular 75 then in effect and have updated their registrations in accordance with SAFE Circular 37. They are now in the process of updating their registration required in connection with our recent corporate restructuring. Ms. Wei Luo, who indirectly hold shares in our Cayman Islands holding company and is known to us previously to be a mainland China resident, has changed her citizenship to Hong Kong. Ms. Wei Luo registered in accordance with SAFE Circular 75 previously and now is seeking to cancel or update the registration in accordance with SAFE Circular 37.

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

(3)

Shanghai Ledao currently has two shareholders: Lizhong Chen, a family relative of Tiezheng Li, and Yejun Jiang, a family relative of Honghui Hu, each holding 50% of Shanghai Ledao’s equity interests, respectively.

(4)

Shanghai Nianqiao currently has two shareholders: Zhouhao Gu, a family relative of Shaofeng Gu, and Xiumeng Chen, a family relative of Jun Zhang, each holding 50% of Shanghai Nianqiao’s equity interests, respectively.

Contractual Arrangements

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

Agreements that provide us with effective control over Beijing Paipairongxin

Loan Agreement. Shanghai Guangjian entered into a loan agreement with each of the shareholders of Beijing Paipairongxin, namely Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our co-founders and shareholders in March 2018. Under these loan agreements, Shanghai Guangjian has granted an interest-free loan of RMB100.0 million to the shareholders of Beijing Paipairongxin solely for the capital contributions to Beijing Paipairongxin. Upon written notice by Shanghai Guangjian, the loan shall be repaid by the shareholders of Beijing Paipairongxin from the proceeds received by transferring their equity interests in Beijing Paipairongxin to Shanghai Guangjian pursuant to the terms and conditions of the option agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paripairongxin. If the proceeds received by the shareholders of Beijing Paipairongxin from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Guangjian together with the principal. Shanghai Guangjian has the right to request repayment of the loan before maturity.

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

Agreement that provides us with the option to purchase the equity interest in Beijing Paipairongxin

Restated Option Agreement. Shanghai Guangjian, Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Beijing Prosper entered into a restated option agreement in March 2018. Pursuant to the restated option agreement, the shareholders of Beijing Paipairongxin have irrevocably granted Shanghai Guangjian or any third party designated by Shanghai Guangjian an exclusive option to purchase all or part of their respective equity interests in Beijing Paipairongxin. The purchase price is equal to the registered capital corresponding to the concerning equity interest. Unless otherwise agreed, the shareholders of Beijing Paipairongxin will immediately gift Shanghai Guangjian or any third party designated by Shanghai Guangjian with the purchase price after Shanghai Guangjian or any third party designated by Shanghai Guangjian exercises the option. The shareholders of Beijing Paipairongxin agree that without their separate consent, Shanghai Guangjian may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Guangjian or its designated third party, Beijing Paipairongxin shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Beijing Paipairongxin also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Beijing Paipairongxin to any third party or create or allow any encumbrance on their equity interests within the term of this restated agreement. This restated agreement will remain effective until Shanghai Guangjian has acquired all equity interests of Beijing Paipairongxin from its shareholders.

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

Agreement that provides us with the option to purchase the equity interest in Shanghai Zihe

Exclusive Option Agreement. Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into an exclusive option agreement on March 21, 2018. Pursuant to the exclusive option agreement, the shareholders of Shanghai Zihe have irrevocably granted Shanghai Manyin or any third party designated by Shanghai Manyin an exclusive option to purchase all of their respective equity interests in Shanghai Zihe at the lowest price permitted by the PRC laws. The shareholders of Shanghai Zihe will immediately gift Shanghai Manyin or any third party designated by Shanghai Manyin with the purchase price after Shanghai Manyin or any third party designated by Shanghai Manyin exercises the option. The shareholders of Shanghai Zihe agree that without their separate consent, Shanghai Manyin may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Manyin or its designated third party, Shanghai Zihe shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Shanghai Zihe also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Shanghai Zihe to any third party or create or allow any encumbrance on their equity interests within the term of this agreement. This agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice.

Contractual Arrangements with Shanghai Ledao

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Manyin, our variable interest entity, Shanghai Ledao, and the shareholders of Shanghai Ledao.

Agreements that provide us with effective control over Shanghai Ledao

Loan Agreement. Shanghai Manyin entered into a loan agreement with each of the shareholders of Shanghai Ledao, namely Mr. Lizhong Chen and Mr. Yejun Jiang in January 14, 2019. Under the loan agreements, Shanghai Manyin has granted an interest-free loan of RMB50.0 million to the shareholders of Shanghai Ledao solely for the capital contributions to Shanghai Ledao. Upon written notice by Shanghai Manyin, the loan shall be repaid by the shareholders of Shanghai Ledao from the proceeds received by transferring their equity interests in Shanghai Ledao to Shanghai Manyin pursuant to the terms and conditions of the exclusive option agreement among Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao. If the proceeds received by the shareholders of Shanghai Ledao from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Manyin together with the principal. Shanghai Manyin has the right to request repayment of the loan before maturity.

Business Operation Agreement. Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao entered into a business operation agreement on January 14, 2019. Pursuant to this agreement, Shanghai Ledao and its shareholders agree that to the extent permitted by law, they will accept and strictly execute instructions from Shanghai Manyin on business operations, such as appointment of directors and senior management. Shanghai Ledao and its shareholders further agree that, without prior written consent of Shanghai Manyin, Shanghai Ledao will not take any action that may have material effects on its assets, businesses, human resources, rights, obligations, or business operations. This agreement also requires each of Shanghai Ledao’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Manyin or any person(s) designated by Shanghai Manyin to execute shareholders’ rights on behalf of such shareholder. Unless terminated in advance pursuant this agreement, this agreement will remain effective for 30 years, renewable upon advance written notice by Shanghai Manyin.

Power of Attorney. Through a power of attorney dated January 14, 2019, each shareholder of Shanghai Ledao irrevocably authorizes Shanghai Manyin or any person(s) designated by Shanghai Manyin to act as his or her attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Ledao, such as the right to call a shareholders’ meeting, join a shareholders’ meeting and sign any shareholders resolutions; the right to nominate and appoint legal representative, directors, supervisors, general manager, chief financial officer and other officers, as well as all rights a shareholder may have as a shareholder under laws and constitutional documents. The power of attorney will remain in force and irrevocable during the term each shareholder remains as a shareholder of Shanghai Ledao.

Equity Pledge Agreement. Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao entered into an equity pledge agreement on January 14, 2019. Pursuant to the equity pledge agreement, each shareholder of Shanghai Ledao has pledged all of his equity interest in Shanghai Ledao to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Ledao of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Ledao or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Ledao agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Ledao. The equity pledge agreement will remain effective until Shanghai Ledao and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from Shanghai Ledao

Exclusive Technology Consulting and Service Framework Agreement. Shanghai Manyin, and Shanghai Ledao entered into an exclusive technology consulting and service framework agreement on January 14, 2019. Pursuant to this agreement, Shanghai Manyin or its designated party has the exclusive right to provide Shanghai Ledao with technical support, consulting services and other services. Without prior written consent from Shanghai Manyin, Shanghai Ledao shall not accept any technical support and services covered by this agreement from any third party. The service fees Shanghai Ledao is going to pay to Shanghai Manyin shall be determined on a case-by-case basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by Shanghai Manyin and its employees, the commercial value of the technology consulting and service to be provided by Shanghai Manyin and the revenue Shanghai Ledao generates due to the technology consulting and service provided by Shanghai Manyin. Shanghai Manyin shall own the intellectual property rights arising out of the provisions of services under this agreement. Unless Shanghai Manyin terminates this agreement in advance, this agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice. Although this agreement can be terminated by mutual agreement between Shanghai Manyin and Shanghai Ledao, Shanghai Ledao has no right to unilaterally terminate this agreement.

Agreement that provides us with the option to purchase the equity interest in Shanghai Ledao

Exclusive Option Agreement. Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao entered into an exclusive option agreement on January 14, 2019. Pursuant to the exclusive option agreement, the shareholders of Shanghai Ledao have irrevocably granted Shanghai Manyin or any third party designated by Shanghai Manyin an exclusive option to purchase all of their respective equity interests in Shanghai Ledao at the lowest price permitted by the PRC laws. The shareholders of Shanghai Ledao will immediately gift Shanghai Manyin or any third party designated by Shanghai Manyin with the purchase price after Shanghai Manyin or any third party designated by Shanghai Manyin exercises the option. The shareholders of Shanghai Ledao agree that without their separate consent, Shanghai Manyin may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Manyin or its designated third party, Shanghai Ledao shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Shanghai Ledao also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Shanghai Ledao to any third party or create or allow any encumbrance on their equity interests within the term of this agreement. This agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice.

Contractual Arrangements with Shanghai Nianqiao

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Manyin, our variable interest entity, Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao.

Agreements that provide us with effective control over Shanghai Nianqiao

Loan Agreement. Shanghai Manyin entered into a loan agreement with each of the shareholders of Shanghai Nianqiao, namely Mr. Zhouhao Gu and Mrs. Xiumeng Chen in November 29, 2018. Under the loan agreements, Shanghai Manyin has granted an interest-free loan of RMB50.0 million to the shareholders of Shanghai Nianqiao solely for the capital contributions to Shanghai Nianqiao. Upon written notice by Shanghai Manyin, the loan shall be repaid by the shareholders of Shanghai Nianqiao from the proceeds received by transferring their equity interests in Shanghai Nianqiao to Shanghai Manyin pursuant to the terms and conditions of the exclusive option agreement among Shanghai Manyin, Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao. If the proceeds received by the shareholders of Shanghai Nianqiao from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Manyin together with the principal. Shanghai Manyin has the right to request repayment of the loan before maturity.

Business Operation Agreement. Shanghai Manyin, Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao entered into a business operation agreement on November 29, 2018. Pursuant to this agreement, Shanghai Nianqiao and its shareholders agree that to the extent permitted by law, they will accept and strictly execute instructions from Shanghai Manyin on business operations, such as appointment of directors and senior management. Shanghai Nianqiao and its shareholders further agree that, without prior written consent of Shanghai Manyin, Shanghai Nianqiao will not take any action that may have material effects on its assets, businesses, human resources, rights, obligations, or business operations. This agreement also requires each of Shanghai Nianqiao’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Manyin or any person(s) designated by Shanghai Manyin to execute shareholders’ rights on behalf of such shareholder. Unless terminated in advance pursuant this agreement, this agreement will remain effective for 30 years, renewable upon advance written notice by Shanghai Manyin.

Power of Attorney. Through a power of attorney dated November 29, 2018, each shareholder of Shanghai Nianqiao irrevocably authorizes Shanghai Manyin or any person(s) designated by Shanghai Manyin to act as his or her attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Nianqiao, such as the right to call a shareholders’ meeting, join a shareholders’ meeting and sign any shareholders resolutions; the right to nominate and appoint legal representative, directors, supervisors, general manager, chief financial officer and other officers, as well as all rights a shareholder may have as a shareholder under laws and constitutional documents. The power of attorney will remain in force and irrevocable during the term each shareholder remains as a shareholder of Shanghai Nianqiao.

Equity Pledge Agreement. Shanghai Manyin, Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao entered into an equity pledge agreement on November 29, 2018. Pursuant to the equity pledge agreement, each shareholder of Shanghai Nianqiao has pledged all of his equity interest in Shanghai Nianqiao to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Nianqiao of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Nianqiao or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Nianqiao agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Nianqiao. The equity pledge agreement will remain effective until Shanghai Nianqiao and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from Shanghai Nianqiao

Exclusive Technology Consulting and Service Framework Agreement. Shanghai Manyin, and Shanghai Nianqiao entered into an exclusive technology consulting and service framework agreement on November 29, 2018. Pursuant to this agreement, Shanghai Manyin or its designated party has the exclusive right to provide Shanghai Nianqiao with technical support, consulting services and other services. Without prior written consent from Shanghai Manyin, Shanghai Nianqiao shall not accept any technical support and services covered by this agreement from any third party. The service fees Shanghai Nianqiao is going to pay to Shanghai Manyin shall be determined on a case-by-case basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by Shanghai Manyin and its employees, the commercial value of the technology consulting and service to be provided by Shanghai Manyin and the revenue Shanghai Nianqiao generates due to the technology consulting and service provided by Shanghai Manyin. Shanghai Manyin shall own the intellectual property rights arising out of the provisions of services under this agreement. Unless Shanghai Manyin terminates this agreement in advance, this agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice. Although this agreement can be terminated by mutual agreement between Shanghai Manyin and Shanghai Nianqiao, Shanghai Nianqiao has no right to unilaterally terminate this agreement.

Agreement that provides us with the option to purchase the equity interest in Shanghai Nianqiao

Exclusive Option Agreement. Shanghai Manyin, Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao entered into an exclusive option agreement on November 29, 2018. Pursuant to the exclusive option agreement, the shareholders of Shanghai Nianqiao have irrevocably granted Shanghai Manyin or any third party designated by Shanghai Manyin an exclusive option to purchase all of their respective equity interests in Shanghai Nianqiao at the lowest price permitted by the PRC laws. The shareholders of Shanghai Nianqiao will immediately gift Shanghai Manyin or any third party designated by Shanghai Manyin with the purchase price after Shanghai Manyin or any third party designated by Shanghai Manyin exercises the option. The shareholders of Shanghai Nianqiao agree that without their separate consent, Shanghai Manyin may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Manyin or its designated third party, Shanghai Nianqiao shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Shanghai Nianqiao also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Shanghai Nianqiao to any third party or create or allow any encumbrance on their equity interests within the term of this agreement. This agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice.

In the opinion of Grandall Law Firm (Shanghai), our PRC counsel:

•	the ownership structures of Shanghai Guangjian and Beijing Paipairongxin are in compliance with PRC laws or regulations currently in effect;

•	the ownership structures of Shanghai Manyin and Shanghai Zihe are in compliance with PRC laws or regulations currently in effect;

•	the ownership structures of Shanghai Manyin and Shanghai Nianqiao are in compliance with PRC laws or regulations currently in effect;

•	the ownership structures of Shanghai Manyin and Shanghai Ledao are in compliance with PRC laws or regulations currently in effect;

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

•

the contractual arrangements among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao governed by PRC law are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect; and

•

the contractual arrangements among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao governed by PRC law are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

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

Our corporate headquarters is located in Shanghai, where we lease office space with an area of approximately 25,111 square meters as of the date of this annual report. For our customer services and loan collection services, we lease an area of approximately 4,140 square meters in Wuxi, approximately 3,352 square meters in Changsha, approximately 9,528 square meters in Hefei, and approximately 2,665 square meters in Zhengzhou. We also lease office space in Beijing. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from one year to five years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Overview

We are a leading online consumer finance marketplace in China with strong brand recognition. Launched in 2007, we are the first online consumer finance marketplace in China connecting unserved or underserved borrowers and investors by traditional financial institutions, according to iResearch. As of December 31, 2018, we had over 88.9 million registered users.

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

We generate revenues primarily from fees charged to borrowers for our services in matching them with investors and for other services we provide over the loan lifecycle. We have experienced rapid growth in recent years. Our operating revenues grew from RMB1.2 billion in 2016 to RMB3.9 billion in 2017, and further to RMB4.3 billion (US$623.6 million) in 2018. A substantial portion of our operating revenues for these periods were attributable to fees charged to borrowers. Our net profit increased from RMB501.5 million in 2016 to RMB1.1 billion in 2017 and further to RMB2.5 billion (US$359.2 million) in 2018. Our total assets as of December 31, 2016 and 2017 and 2018 were RMB2.1 billion, RMB8.6 billion and RMB13.1 billion (US$1.9 billion), respectively.

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

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services. For example, in August 2017, the Shanghai financial regulatory authorities required Shanghai PPDai to provide certain undertakings with respect to its “business scale.” Accordingly, Shanghai PPDai has undertaken to ensure that its “business scale” (which we understand, based on our communication with the authorities, refers to the outstanding balance of loans invested by individual investors facilitated by our Shanghai operations) does not exceed the total outstanding balance of loans invested through our platform as of June 30, 2017 which amounted to RMB20.6 billion (US$3.0 billion), until March 31, 2018 or as otherwise specified by relevant regulatory authorities in the future, which we believe to be the completion of registration with Shanghai financial regulatory authorities. Circular 175 further requires that normal intermediaries, which are defined as large-scale online lending information intermediaries that are strictly in compliance with relevant laws and regulations and have not demonstrated any high-risk characteristics, shall strictly control and manage the business scale and the number of investors. As of March 31, 2018, the total outstanding balance of loans invested by individual investors facilitated by Shanghai PPDai was close to, but did not exceed, the upper limit imposed by the authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If we fail to comply with existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected” for more information.

Specific Factors Affecting Our Results of Operations

While our business is exposed to general factors affecting the online consumer finance industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors.

Ability to Maintain and Expand our Borrower Base in a Cost-Effective Manner

Our revenues are dependent on our ability to acquire new borrowers and retain and increase engagement of existing borrowers. In 2016, 2017 and 2018, we served approximately 3.4 million, 8.7 million and 6.8 million borrowers, respectively. We use various means, including mobile app stores, search engine marketing, online advertising and online partnerships, to attract new borrowers. We are continuously seeking to improve and optimize user experience to achieve a high level of borrower satisfaction, which helps to attract and retain borrowers. We will also continue to develop new loan products to enhance engagement of our borrowers.

Our results of operations and ability to sustain and increase loan volumes will depend, in part, on the effectiveness of our sales and marketing efforts. Our sales and marketing expenses were 29.2%, 20.2% and 16.6% of our total operating revenues in 2016, 2017 and 2018, respectively. The significant decrease in our sales and marketing expenses as a percentage of our total operating revenues was attributable to our efforts to optimize effectiveness of borrower acquisition, an increase in revenues contribution by existing borrowers and in 2018, the decline in online customer acquisition expenses. We intend to continuously dedicate significant resources to borrower acquisition and improve the effectiveness of these efforts.

Ability to Maintain and Expand our Investor Base

Our revenues are also dependent on the growth in our investor base. The number of individual investors who invested through our marketplace was over 240,000 in 2016, over 307,000 in 2017 and over 249,000 in 2018. We have also had increased investments from institutional funding partners. Going forward, we will continue to retain existing investors and attract new investors by providing diversified investment options, offering attractive returns and enhanced investing tools to meet their varied investment objectives. From time to time, we will also offer incentives to encourage investments through our marketplace.

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

Furthermore, we have established a quality assurance fund mechanism to protect individual investors from potential losses resulting from delinquent loans. Historically, we also had several investor reserve funds to protect individual investors from underperformance of investment programs. See “Item 4. Information on the Company—B. Business Overview—Risk Management—Investor Protection.” We determine the contributions to these funds based on the estimated loan delinquency rates. For our institutional funding partners, we provide quality assurance commitment to our institutional funding partners for the loans extended by our institutional funding partners to borrowers introduced by us and are subject to the credit risk of such loans. Our ability to accurately estimate loan delinquency rates and our ability to collect delinquent loans have an impact on the balance of the quality assurance fund, the investor reserve funds, and the amount we need to pay our institutional funding partners under our quality assurance commitment to our institutional funding partners, which have an impact on our consolidated statements of comprehensive income/(loss). See “—Critical Accounting Policies, Judgments and Estimates— Quality Assurance Payable and Receivable,” “—Critical Accounting Policies, Judgments and Estimates—Financial Guarantee Derivative,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our cooperation with institutional funding partners may expose us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners.”

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

Loan Performance Data

Delinquency Rate by Balance

We define delinquency rate as the balance of the outstanding principal for loans that were 15 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149 and 150 to 179 calendar days past due as a percentage of the total outstanding balance of principal for the loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are typically charged-off and are not included in the delinquency rate calculation. The following table provides the delinquency rates for all outstanding loans on our platform as of the respective dates indicated. Since the origination amount of our standard loan products accounted for the vast majority of the total amount of loans facilitated through our platform for the periods presented, the delinquency information below mainly reflects the performance of our standard loan products. Historical delinquency rates by balance were relatively stable. The delinquency rates in late 2017 were relatively higher than previous delinquency rates primarily due to a sudden adverse change in market conditions. The delinquency rates have since then declined.

	Delinquent for
	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2016	0.62%	0.93%	0.72%	0.61%	0.48%	0.32%
June 30, 2016	0.82%	1.01%	0.63%	0.43%	0.47%	0.44%
September 30, 2016	0.83%	1.11%	0.80%	0.63%	0.49%	0.39%
December 31, 2016	0.63%	0.91%	0.75%	0.79%	0.69%	0.57%
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.10%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%

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

(2)

Our vintage delinquency rate for loans facilitated during 2017 was 6.82%, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3)

As of December 31, 2018, our vintage delinquency rate for loans facilitated during the first three quarters was 4.79%, calculated as the volume weighted average of the quarterly vintage delinquency rates as of December 31, 2018. As loans facilitated during 2017 continue to age, the delinquency rate for the 2018 vintage, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage, may be different from the vintage delinquency rate of 4.79% as of December 31, 2018.

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2016Q1	1.00	1.57	2.21	2.82	3.33	3.77	4.09	4.33	4.45	4.57	4.59
2016Q2	1.75	2.49	3.21	3.77	4.17	4.39	4.59	4.76	4.88	4.94	4.96
2016Q3	1.67	2.45	2.96	3.47	3.87	4.11	4.27	4.44	4.59	4.70	4.77
2016Q4	1.29	2.07	2.66	3.15	3.59	3.97	4.32	4.62	4.88	5.07	5.18
2017Q1	1.20	2.01	2.68	3.32	3.87	4.33	4.68	4.98	5.33	5.61	5.80
2017Q2	1.72	2.89	3.81	4.55	5.14	5.78	6.32	6.79	7.05	7.19	7.24
2017Q3	1.82	2.93	4.08	5.16	6.13	6.64	6.88	7.04	7.16	7.22	7.26
2017Q4	2.51	4.12	5.16	5.68	5.97	6.18	6.29	6.39	6.47	6.50	6.50
2018Q1	1.35	2.18	2.97	3.65	4.30	4.85	5.22	5.50	—	—	—
2018Q2	1.75	3.08	4.35	5.43	6.31	—	—	—	—	—	—
2018Q3	1.42	2.48	—	—	—	—	—	—	—	—	—

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

	For the Year Ended December 31,
	2016		2017		2018(1)
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenues:
Loan facilitation service fees	911,448	75.4	2,843,287	73.0	2,919,234	424,585	68.1
Post-facilitation service fees	126,823	10.5	668,819	17.2	922,797	134,215	21.5
Other revenue	170,403	14.1	491,400	12.6	376,915	54,820	8.8

Changes in expected discretionary payment to investors protected by investor reserve funds	—	—	(107,660)	(2.8)	68,619	9,980	1.6
Total operating revenues	1,208,674	100.0	3,895,846	100.0	4,287,565	623,600	100.0
Net interest income/(expense) and loan provision losses:
Net interest income	41,789	3.5	31,377	0.8	256,108	37,249	6.0
Loan provision losses	(34,705)	(2.9)	(46,586)	(1.2)	(192,749)	(28,034)	(4.5)
Net interest income/(expense) and loan provision losses	7,084	0.6	(15,209)	(0.4)	63,359	9,215	1.5

Net revenues	1,215,758	100.6	3,880,637	99.6	4,350,924	632,815	101.5

Operating expenses:
Origination and servicing expenses	(388,149)	(32.1)	(974,522)	(25.1)	(985,571)	(143,345)	(23.0)
Sales and marketing expenses	(352,952)	(29.2)	(788,291)	(20.2)	(710,754)	(103,375)	(16.6)
General and administrative expenses	(237,808)	(19.7)	(588,664)	(15.1)	(701,353)	(102,008)	(16.4)
Provision for doubtful accounts	—	—	—	—	(106,652)	(15,512)	(2.4)

Total operating expenses	(978,909)	(81.0)	(2,351,477)	(60.4)	(2,504,330)	(364,240)	(58.4)
Other income/(expenses)(2)	312,908	25.9	(171,542)	(4.4)	774,063	112,584	18.1

Profit before income tax expenses	549,757	45.5	1,357,618	34.8	2,620,657	381,159	61.2
Income tax expense	(48,267)	(4.0)	(274,711)	(7.0)	(151,206)	(21,992)	(3.5)

Net profit	501,490	41.5	1,082,907	27.8	2,469,451	359,167	57.7

(1)

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts the performance of which was not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605.

(2)	The following table sets forth the breakdown of our other income/(expenses):

	For the Year Ended December 31,
	2016		2017		2018
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other income/(expenses):
Gain from quality assurance	99,961	8.3	5,885	0.2	510,894	74,307	11.9
Realized gain/(loss) from financial guarantee derivatives	31,999	2.7	169,103	4.3	(157,244)	(22,870)	(3.7)
Fair value change of financial guarantee derivatives	146,653	12.1	(383,061)	(9.8)	272,057	39,569	6.3
Gain from disposal of a subsidiary	20,611	1.7	—	—	—	—	—
Other income/(expenses), net	13,684	1.1	36,531	0.9	148,356	21,578	3.5

Total other income/(expenses)	312,908	25.9	(171,542)	(4.4)	774,063	112,584	18.0

Revenues

Our operating revenues include loan facilitation service fees, post-facilitation service fees and other revenues. We generate revenues primarily from fees charged to borrowers.

Loan facilitation service fees

For each loan facilitated on our platform, we charge a transaction fee to the borrower at certain percentage of the loan principal and allocate such fee between loan facilitation services and post-facilitation services that we provide. Loan facilitation service fees are the portion of transaction fees charged to borrowers in relation to the work we perform through our platform in connecting borrowers with investors and facilitating the origination of loan transactions. The rate of the transaction fees varies depending on the type, pricing and term of the underlying loan. Currently, rates of transaction fees range from 1.4% to 12.0% for our standard loan products.

2018 Compared to 2017. Loan facilitation service fees increased by 2.7% to RMB2,919.2 million (US$424.6 million) in 2018 from RMB2,843.3 million in 2017, primarily due to the old revenue recognition standard ASC 605 used in 2017. Under ASC 605, transaction fees collected on a monthly basis are considered contingent and therefore not allocable until received. Under ASC 606, all transaction price is allocated to the performance obligations in the arrangement irrespective of whether additional goods or services need to be provided before the transaction fee is paid. The average rate of transaction fees charged to borrowers was 6.77% in 2018, compared with 6.5% in 2017.

2017 Compared to 2016. Loan facilitation service fees increased by 212.0% from RMB911.4 million in 2016 to RMB2.8 billion in 2017, primarily attributable to the substantial increase in the total origination amount of loans facilitated through our platform, which increased from approximately RMB19.9 billion in 2016 to RMB65.5 billion in 2016. The increase in the loan origination amount was primarily driven by the increase in number of unique borrowers we served from approximately 3.4 million in 2016 to approximately 8.7 million in 2017. The average rate of transaction fees charged to borrowers was 6.5% in 2017, compared to 6.4% in 2016.

Post-facilitation service fees

Post-facilitation service fees are the portion of transaction fees charged to borrowers in relation to services we provide after loan origination, such as repayment facilitation and loan collection.

2018 Compared to 2017. Post-facilitation service fees increased by 38.0% to RMB922.8 million (US$134.2 million) in 2018 from RMB668.8 million in 2017, primarily due to (i) the rolling impact of deferred transaction fees, and (ii) the adoption of ASC 606 effective January 1, 2018, pursuant to which we reallocated loan collection fees of RMB125.2 million (US$18.2 million) recorded previously under other revenue to post-facilitation service fees.

2017 Compared to 2016. Post-facilitation service fees increased significantly by 427.4% from RMB126.8 million in 2016 to RMB668.8 million in 2017, primarily attributable to the substantial increase in the origination amount of loans facilitated through our platform and the rolling impact of deferred transaction fees.

Other revenue

Other revenue mainly includes collection fees charged to borrowers, management fees charged to investors who subscribe to investment programs that invest in loans protected by the quality assurance fund, and services fees charged to investors for selling loans over our secondary loan market.

2018 Compared to 2017. Other revenue decreased by 23.3% to RMB376.9 million (US$54.8 million) in 2018 from RMB491.4 million in 2017, primarily due to the adoption of ASC 606 effective January 1, 2018, pursuant to which we reallocated loan collection fees recorded previously under other revenue to loan facilitation fees and post-facilitation fees. This was partially offset by an increase in management fees we received from investment programs that invest in loans protected by the quality assurance fund.

2017 Compared to 2016. Other revenue increased by 188.4% from RMB170.4 million in 2016 to RMB491.4 million in 2017, primarily attributable to an increase in collection fees due to increased amount of delinquent loans, which resulted from the substantial increase in the total amount of loans facilitated on our platform.

Changes in expected discretionary payment to investors protected by investor reserve funds

Expected discretionary payment to investors protected by investor reserve funds represents a one-off voluntary provision we made in December 2017 to compensate investors who invested in investment programs we offered before January 1, 2018 for potential differences between the lower limits of estimated rates of return of the investment programs they invested in and the expected returns of the underlying loans corresponding to those investment programs. In 2018, due the changes in the market environment, we experienced improved loan performance in investment programs protected by investor reserve funds. As the actual default rate was lower than previously expected, RMB68.6 million of discretionary payment provision was reversed to reflect expected future payout in 2018.

Net interest income and loan provision gains/(losses)

In 2018, we recorded RMB316.2 million (US$46.0 million) interest income, RMB60.1 million (US$8.7 million) interest expenses and RMB192.7 million (US$28.0 million) loan provision losses, compared to RMB47.0 million interest income, RMB15.6 million interest expenses and RMB46.6 million loan provision losses in 2017.

A substantial portion of our interest income, interest expenses and loan provision losses in 2018 was related to the trusts we set up for the purpose of serving institutional funding partners. Since September 2016, as part of our efforts to develop new products offerings for institutional funding partners, we have set up, either by ourselves or with other institutional funding partners, numerous trusts. Those trusts are administered by third-party trust companies. We are considered the primary beneficiary of those trusts under U.S. GAAP. We have consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP. In 2018, we recorded total interest income of RMB304.2 million (US$44.2 million), total interest expense of RMB57.7 million (US$8.4 million), and a total loan provision loss of RMB173.4 million (US$25.2 million) in relation to those trusts. In 2017, we recorded total interest income of RMB45.0 million, total interest expense of RMB14.4 million, and a total loan provisions loss of RMB44.4 million in relation to trusts. See note 4 of our consolidated financial statement attached hereto for more details of those trusts.

In 2017, we recorded RMB47.0 million interest income, RMB15.6 million interest expenses and RMB46.6 million loan provision losses, compared to RMB60.0 million interest income, RMB18.2 million interest expenses and RMB34.7 million loan provision losses in 2016. A substantial portion of our interest income, interest expenses and loan provision losses in 2017 was related to the trusts we set up for the purpose of serving institutional funding partners. Since September 2016, as part of our efforts to develop new products offerings for institutional funding partners, we have set up, either by ourselves or with other institutional funding partners, several trusts. Those trusts are administered by third-party trust companies. We are considered the primary beneficiary of those trusts under U.S. GAAP. We have consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP. In 2017, we recorded total interest income of RMB45.0 million and a total loan provision loss of RMB44.4 million in relation to those trusts. In 2016, we recorded total interest income of RMB1.1 million and a total loan provisions loss of RMB1.1 million in relation to the first trust we set up in 2016. See note 4 of our consolidated financial statement attached hereto for more details of those trusts.

To improve efficiency in loan facilitation, we used to invest in under-subscribed loans on our platform using our own funds in certain circumstances, but gradually ceased this practice. As of the date of this annual report, all outstanding balance of such investments had been settled. Interest income and interest expenses generated from and loan provision losses associated with such investments were reported in our consolidated statements of comprehensive income/(loss) for the periods presented.

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

2018 Compared to 2017. Our origination and servicing expenses increased by 1.1% to RMB985.6 million (US$143.3 million) in 2018 from RMB974.5 million in 2017, primarily due to an increase in fees paid to third parties for loan collection services, which was largely offset by (i) a decrease in salaries and benefits as a result of a decrease in headcount particularly for consumption loan products, and (ii) a decrease in referral fees paid to third parties for successful loan originations. The origination and servicing expenses in 2017 and 2018 included fees of RMB84.4 million and RMB109.7 million (US$16.0 million), respectively, that we paid to PPcredit Data Service (Shanghai) Co., Ltd., or PPcredit, a related party controlled by our founders, for its data collection services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with PPcredit.”

2017 Compared to 2016. Our origination and servicing expenses increased by 151.1% from RMB388.1 million in 2016 to RMB974.5 million in 2017, primarily due to the increase in salaries and benefits resulting from the increase in headcount particularly for our consumption loan products and loan collection services. To a lesser extent, the increase in our origination and servicing expenses was also due to an increase in referral fees paid to third parties for successful loan originations from RMB46.1 million in 2016 to RMB195.7 million in 2017. The origination and servicing expenses in 2016 and 2017 included fees of RMB38.3 million and RMB84.4 million, respectively, that we paid to PPcredit Data Service (Shanghai) Co., Ltd., or PPcredit, a related party controlled by our founders, for its data collection services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with PPcredit.”

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses.

2018 Compared to 2017. Our sales and marketing expenses decreased by 9.8% to RMB710.8 million (US$103.4 million) in 2018 from RMB788.3 million in 2017, primarily due to a decline in online customer acquisition expenses from RMB482.6 million in 2017 to RMB430.2 million (US$62.6 million) in 2018. Our online customer acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The decline in expenses associated with online customer acquisition was primarily due to the decrease in the number of new borrowers from 6.8 million in 2017 to approximately 3.9 million in 2018. Our sales and marketing expenses as a percentage of our total operating revenues decreased from 20.2% to 16.6% during the same period, primarily attributable to the decline in online customer acquisition expenses and an increase in revenue contribution by existing borrowers.

2017 Compared to 2016. Our sales and marketing expenses increased by 123.3% from RMB353.0 million in 2016 to RMB788.3 million in 2017. The increase was primarily due to the increase in expenses associated with online customer acquisition, which expenses climbed from RMB250.6 million in 2016 to RMB482.6 million in 2017. Our online borrower acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in expenses associated with online borrower acquisition was primarily due to the increase in the number of new borrowers from 3.0 million in 2016 to approximately 6.8 million in 2017. When assessing the effectiveness of our sales and marketing programs, we generally consider borrower acquisition costs as well as the loan default risk of borrowers acquired through these programs. To a lesser extent, the increase in the sales and marketing expenses was due to the increased amount we paid to third-party online payment service providers for our investors and borrowers. Our sales and marketing expenses as a percentage of our total operating revenues decreased from 29.2% to 20.2% during the same period, primarily attributable to an increase in revenue contribution by existing borrowers.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits related to management, research and development, finance and administrative personnel, rental, professional service fees and other expenses.

2018 Compared to 2017. Our general and administrative expenses increased by 19.1% to RMB701.4 million (US$102.0 million) in 2018 from RMB588.7 million in 2017, primarily due to an increase in research and development costs as we continue to invest in technology. General and administrative expenses for the period included share-based compensation of RMB50.3 million (US$7.3 million). Our general and administrative expenses as a percentage of our total operating revenues increased from 15.1% to 16.4% during the same period, primarily because of an increase in research and development costs.

2017 Compared to 2016. Our general and administrative expenses increased by 147.5% from RMB237.8 million in 2016 to RMB588.7 million in 2017, primarily due to the increase in staff costs and recognition of share based compensation expenses of RMB106.2 million related to employee options granted historically with a performance target contingent upon IPO and cancellation of the share based compensation plan of a subsidiary company. Our general and administrative expenses as a percentage of our total operating revenues decreased from 19.7% to 15.1% during the same period, primarily because of improved operation efficiency.

Other income

2018 Compared to 2017. We recorded other income of RMB774.1 million (US$112.6 million) in 2018, compared to a loss of RMB171.5 million in 2017. We recorded other income in 2018 primarily because we had (i) a gain of RMB510.9 million (US$74.3 million) from quality assurance commitment and quality assurance fund due to the growth of the loans facilitated by us that are protected by the quality assurance commitment and quality assurance fund, and (ii) a gain of RMB272.1 million (US$39.6 million) from the fair value change of financial guarantee derivatives due to an improvement in the default rate for the underlying loans of our investment programs protected by investor reserve funds, which were partially offset by a realized loss of RMB157.2 million (US$22.9 million) from financial guarantee derivatives due to the maturity of certain investment programs during the period.

2017 Compared to 2016. We recorded other expenses of RMB171.5 million in 2017, compared to other income of RMB312.9 million in 2016. We recorded other loss primarily because we had a negative RMB383.1 million fair value change of financial guarantee derivatives due to an upward adjustment in the expected default rate for underlying loans investment programs protected by the investor reserve funds, which was partially offset by (i) a gain of RMB5.9 million from the quality assurance commitment and quality assurance fund resulting from the growth in loans facilitated by us that are protected by the quality assurance commitment and quality assurance fund, and (ii) a realized gain of RMB169.1 million from financial guarantee derivatives due to the amount of investment programs maturing during the period.

Income tax expenses

2018 Compared to 2017. Our income tax expenses decreased from RMB274.7 million in 2017 to RMB151.2 million (US$22.0 million) in 2018, primarily due to the write-back of accrued income tax for 2017, amounting to RMB136.4 million, as one of our subsidiaries in China enjoyed a preferential tax treatment in 2018 as a result of our “software enterprise” status recognized by relevant PRC government authorities.

2017 Compared to 2016. Our income tax expenses increased from RMB48.3 million in 2016 to RMB274.7 million in 2017, primarily due to our improved profitability in 2017.

Net profit/(loss)

As a result of the foregoing, our net profit increased from RMB501.5 million in 2016, to RMB1,082.9 million in 2017, and further to RMB2,469.5 million (US$359.2 million) in 2018.

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

China

Generally, our PRC subsidiaries, variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Besides, a company is qualified as a “software enterprise,” that company is entitled to an exemption of income tax for the first two fiscal years and a favorable tax rate of 12.5% from the third to the fifth year. Such qualification is reassessed by relevant governmental authorities annually. In November 2013, one of our subsidiaries in China was qualified as a “high and new technology enterprise” and thus was subject to a preferential statutory tax rate of 15% for 2013, 2014 and 2015. After a reassessment conducted by the relevant PRC governmental authorities in 2016, it was confirmed that the subsidiary continued to be qualified as a “high and new technology enterprise” and therefore continued to enjoy the preferential statutory tax rate of 15% from 2016 through 2018. Currently, the subsidiary is re-applying the “high and new technology enterprise” status. In 2018, another subsidiary in China was recognized as a “software enterprise.” The qualification of “software company” is subject to annual inspection which was completed in 2018. As such, we are entitled to enjoy an income tax exemption in 2017 and 2018 and a 50% reduction for 2019 through 2021.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2016, 2017 and 2018. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	404,678	1,891,131	1,616,164	235,061
Restricted cash	802,887	2,392,573	3,677,557	534,878
Short-term investments	260,000	1,958,910	1,694,660	246,478
Quality assurance receivable	286,812	1,152,769	2,064,366	300,250
Investments	2,428	12,234	167,501	24,362
Contract assets	—	—	112,103	16,305
Financial guarantee derivative assets	167,291	—	56,287	8,187

Total assets	2,147,291	8,603,663	13,142,467	1,911,494

Liabilities, mezzanine equity and shareholders’ equity/(deficit)
Liabilities:
Payable to platform customers	421,659	1,113,966	905,034	131,632
Quality assurance payable	473,704	2,062,844	3,819,379	555,506
Deferred Revenue	162,896	265,094	—	—
Provision for payment to investor reserve fund investor	—	107,660	—	—
Contract liabilities	—	—	165,469	24,066
Financial guarantee derivative liabilities	—	215,770	—	—

Total liabilities	1,375,069	4,921,475	7,156,729	1,040,903

Total mezzanine equity	1,210,645	—	—	—

Total shareholders’ equity/(deficit)	(438,423)	3,682,188	5,985,738	870,591

Cash and Cash Equivalents

Our cash and cash equivalents increased by 367.3% from RMB404.7 million as of December 31, 2016 to RMB1.9 billion as of December 31, 2017, primarily due to an increase in operating cash flows resulting from our improved profitability in 2017 and also proceeds from our IPO during the year. Our cash and cash equivalents decreased by 14.5% from RMB1.9 billion as of December 31, 2017 to RMB1.6 billion (US$235.1 million) as of December 31, 2018, primarily due to an increase in investments by us in newly established trusts during the period, funds used for share repurchases in the open market, and reduced cash receipts from transaction fees due to the change in December 2017 from collection of transaction fees upfront to collection in monthly installments.

Restricted Cash

Restricted cash mainly included cash under the quality assurance commitment and in the quality assurance fund, cash in investor reserve funds, cash received from investors and borrowers that has yet to be disbursed, cash received via consolidated trust that has not been distributed, cash held as collateral for short-term borrowings and cash held in escrow accounts. The following table sets forth a breakdown of our restricted cash as of December 31, 2016, 2017 and 2018:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	329,549	1,058,617	2,414,449	351,167
Investor reserve funds	51,679	175,215	17,971	2,614
Cash received from investors and borrowers	421,659	1,113,966	905,034	131,632
Cash received via consolidated trust that has not yet been distributed	—	44,775	303,667	44,165
Collateral for short-term borrowings	—	—	26,000	3,782
Escrow accounts	—	—	10,436	1,518

Total restricted cash	802,887	2,392,573	3,677,557	534,878

Restricted cash increased by 198.0% from RMB802.9 million as of December 31, 2016 to RMB2.4 billion as of December 31, 2017 primarily due to (i) an increase of RMB729.1 million in cash under quality assurance commitment and in the quality assurance fund resulting from the significant growth of loans facilitated by us that are protected by quality assurance commitment and quality assurance fund in 2017, and (ii) an increase of RMB692.3 million in cash received from investors and borrowers that has yet to be distributed due to a settlement time lag, which was attributable to the significant growth in loans facilitated on our marketplace in 2017.

Restricted cash increased by 53.7% from RMB2.4 billion as of December 31, 2017 to RMB3.7 billion (US$534.9 million) as of December 31, 2018, primarily due to an increase of RMB1.4 billion in cash under quality assurance commitment and in the quality assurance fund resulting from the increase in loans facilitated by us that are protected by quality assurance commitment and quality assurance fund in 2018.

Short-term Investments

Short-term investments mainly consist of investments in time deposits placed with banks with original maturities between three months and one year and investments in short-term wealth management products. Our short-term investments further increased by 653.4% from RMB260.0 million as of December 31, 2016 to RMB2.0 billion as of December 31, 2017, primarily due to our increased investment in wealth management products. Our short-term investments decreased by 13.5% from RMB2.0 billion as of December 31, 2017 to RMB1.7 billion as of December 31, 2018, primarily due to the maturity of some of the wealth management products we purchased previously.

Quality Assurance Receivable

Quality assurance receivable increased by 301.9% from RMB286.8 million as of December 31, 2016 to RMB1.2 billion as of December 31, 2017 and further increased by 79.1% to RMB2.1 billion (US$300.3 million) as of December 31, 2018, primarily due to the growth of loans facilitated by us that are protected by quality assurance commitment and quality assurance fund.

Provision for Payment to Investor Reserve Fund Investor

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Revenues—Expected Discretionary Payment to Investors Protected by Investor Reserve Funds.”

Financial Guarantee Derivative

We reported a financial guarantee derivative liability of RMB215.8 million as of December 31, 2017 primarily due to an upward adjustment in expected default rates in the underlying loans of the investment programs that were protected by investor reserve funds, which led to a reduction of our estimated rates of return of such investment programs to levels below the lower limit of expected investment returns to investors in such investment programs.

We recorded a financial guarantee derivative asset of RMB56.3 million (US$8.2 million) as of December 31, 2018 primarily due to improvement in default rates in the underlying loans of the investment programs that were protected by investor reserve funds, and the maturity of such investment programs.

Payable to Platform Customers

Payable to platform customers primarily represents the amount payable to investors or borrowers but was temporarily held by us due to a settlement time lag. Payable to platform customers increased by 164.2% from RMB421.7 million as of December 31, 2016 to RMB1.1 billion as of December 31, 2017, primarily due to the significant growth in loans facilitated on our platform and the increased investor and borrower activity on our platform. Payable to platform customers decreased by 18.8% from RMB1.1 billion as of December 31, 2017 to RMB905.0 million (US$131.6 million) as of December 31, 2018, primarily due to a decrease in loans facilitated on our platform.

Quality Assurance Payable

Quality assurance payable increased by 335.5% from RMB473.7 million as of December 31, 2016 to RMB2.1 billion as of December 31, 2017 and further increased by 85.2% to RMB3.8 billion (US$555.5 million) as of December 31, 2018, primarily due to the significant growth of loans facilitated by us that are protected by quality assurance commitment and quality assurance fund.

Deferred Revenue

Deferred revenue increased from RMB162.9 million as of December 31, 2016 to RMB265.1 million as of December 31, 2017, primarily due to the significant growth of loans facilitated by us. Deferred revenue was reclassified as contract liability under ASC 606, which we adopted on January 1, 2018. As of December 31, 2018, we had contract liabilities of RMB165.5 million (US$24.1 million). Contract liabilities declined in 2018 primarily due to the change since December 2017 from collection of transaction fees upfront to collection in monthly installments.

Total Mezzanine Equity

Total mezzanine equity decreased from RMB1.2 billion as of December 31, 2016 to nil as of December 31, 2017, as our preferred shares had been converted into ordinary shares upon our initial public offering. As of December 31, 2018, we recorded nil mezzanine equity due to the same reason.

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

Consolidation of Affiliated Entities

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services.

To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into between our PRC subsidiaries and our affiliated PRC entities and their respective shareholders. As a result of these contractual arrangements, we have the ability to direct the activities of these PRC affiliates that most significantly impact their economic performance, and to obtain a majority of the residual returns of these entities. We are considered the primary beneficiary of these entities, and accordingly these entities are our variable interest entities under U.S. GAAP and we consolidate their results in our consolidated financial statements. Any changes in PRC laws and regulations that affect our ability to control these entities might preclude us from consolidating these entities in the future.

Revenue Recognition

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), using the modified retrospective transition approach under which our prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC Topic 605. The new standard did not change the presentation of our revenues. However, the timing of revenue recognition changed under the new standard. Under ASC 605, the Company provides the loan facilitation services and post-facilitation services as multiple derivable arrangements. Transaction fees collected in monthly instalments are considered contingent and, therefore, are not allocable to different deliverables until the contingency is resolved (i.e. upon receipt of the monthly transaction fee). Upon adoption of ASC 606, revenue is recognized upon successful matching of borrowers and investors using the total consideration estimated to be received and allocated to the different performance obligations based upon their relative fair value. Other significant changes relate to timing of revenue recognition for the investment management fee of certain investment programs. We begin to recognize revenue from investment management fee for certain types of investment programs over the term of the investment programs, which is substantially within twelve months, rather than waiting until the maturity of the investment program, generally twelve months after the date of issuance of the investment program. The table below sets forth the cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2018 due to the adoption of ASC Topic 606.

	Balance at December 31, 2017	Adjustments due to ASC Topic 606	Balance at January 1, 2018
	(in thousands)
Assets
Accounts receivable	17,773	154,168	171,941
Deferred tax assets	128,361	(33,303)	95,058
Contract assets	—	53,084	53,084
Liabilities
Deferred revenue	265,094	(265,094)	—
Contract liabilities	—	262,549	262,549
Shareholders’ Deficit
Accumulated deficit	(2,398,984)	176,494	(2,222,490)

The table below sets forth the impact to the consolidated statement of comprehensive income as a result of adoption of ASC Topic 606:

	For the year ended December 31, 2018
	As reported	Amounts without adoption of ASC Topic 606	Effect of change
	(in thousands)
Loan facilitation service fees	2,919,234	2,141,565	777,669
Post-facilitation service fees	922,797	773,116	149,681
Other Revenue	376,915	793,188	(416,273)

	4,218,946	3,707,869	511,077

We describe our revenue recognition policies in our consolidated financial statements.

Quality Assurance Payable and Receivable

In certain circumstances, borrowers of our online consumer finance marketplace may elect to or are required to make contributions to the quality assurance fund. In other certain circumstances, we are required by our institutional funding partners to provide quality assurance commitment in the event of the default of the borrowers referred by us. We record the quality assurance fund obligation and the quality assurance commitment provided to institutional funding partners in accordance with ASC Topic 460, Guarantees. Accordingly, the liabilities are measured at their fair value at inception. Subsequently, the liabilities are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. As the risk of the quality assurance commitment and quality assurance fund liability is reduced, it is recognized into the income statement by a systematic and rational amortization method within the “gain from quality assurance” line item of the income statement. For the years ended December 31, 2016, 2017 and 2018, the amount of gains recorded were RMB100.0 million, RMB5.9 million and RMB510.9 million (US$74.3 million), respectively.

A quality assurance receivable is recognized at loan inception at its fair value on a loan-by-loan basis. At each reporting date, we estimate the future cash flows and assesses whether there is any indicator of impairment to any individual underlying loan of the quality assurance receivable.

We describe our quality assurance payable and receivable policies in our consolidated financial statements.

Financial Guarantee Derivative

Historically, we provided credit enhancement to certain investors of certain investment programs through the investor reserve fund. The investor reserve fund is accounted for in accordance with ASC Topic 815, Derivatives and Hedging. Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and re-measured at fair value on an ongoing basis in accordance with ASC Topic 820, Fair Value Measurement. We use a discounted cash flow method to determine the fair value of the derivative.

We describe our financial guarantee derivative policies in our consolidated financial statements.

Share-based Compensation

We account for various types of share-based awards granted to the employees and directors of our company in accordance with ASC Topic 718, Compensation — Stock Compensation. Under the fair value recognition provision of this guidance, compensation for share-based awards granted, including share options and RSUs, is measured at the grant date, based on the fair value of the awards and is recognized as expense over the requisite service period, which is generally the vesting period of the respective award.

Share-based compensation expense is recorded net of estimated forfeitures in our consolidated income statements. We estimate the forfeiture rate based on historical forfeitures of share-based awards and adjust the rate to reflect changes when necessary.

Determining the fair value of share-based awards requires significant judgment. We estimate the fair value of share options using the binomial option pricing model, which requires inputs such as the fair value of our ordinary shares, expected volatility, risk-free interest rate, exercise multiple, expected dividend yield and expected term.

The fair value of RSUs is determined based on the fair value of our ordinary shares. The market price of our publicly traded ADSs is used as an indicator of fair value for our ordinary shares.

Taxation

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial statements carrying amounts and tax bases of assets and liabilities by applying enacted statutory tax rates that will be in effect in the period in which the temporary differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in our consolidated financial statements in the period of change.

In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2016, 2017 and 2018, we did not have any significant unrecognized uncertain tax positions.

Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. We review on a periodic basis for doubtful accounts for the outstanding trade receivable balances based on historical experience and information available. Additionally, we make specific bad debt provisions based on (i) our specific assessment of the collectability of all significant accounts; and (ii) any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements on page F-1 for details on recent accounting pronouncements and our adoption of certain accounting rules.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.8% and 1.9%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities. As of December 31, 2016 and 2017 and 2018, we had RMB404.7 million, RMB1.9 billion and RMB1.6 billion (US$235.1 million), respectively, in cash and cash equivalents. In November 2017, we completed our initial public offering in which we issued and sold an aggregate of 17,000,000 ADSs, representing 85,000,000 class A ordinary shares, resulting in net proceeds to us of approximately US$205.0 million. Concurrently with our initial public offering, we sold 19,230,769 ordinary shares to Sun Hung Kai & Co. Limited in a private placement, resulting in net proceeds to us of approximately US$49.5 million. Our cash and cash equivalents primarily consist of cash on hand and short-term bank demand deposits. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

On January 1, 2018, we adopted ASU 2016-18, which requires us to retrospectively restate the statement of cash flows to include restricted cash and restricted cash equivalents. The following table sets forth a summary of our restated cash flows for the periods presented:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	1,088,227	3,409,451	1,884,956	274,153
Net cash used in investing activities	(684,112)	(2,450,800)	(1,447,013)	(210,460)
Net cash provided by financing activities	438,701	2,132,933	530,097	77,100
Net increase in cash, cash equivalents and restricted cash	845,309	3,076,139	1,010,017	146,900
Cash, cash equivalents and restricted cash at beginning of year	362,256	1,207,565	4,283,704	623,039
Cash, cash equivalents and restricted cash at end of year	1,207,565	4,283,704	5,293,721	769,939

Operating Activities

Net cash provided by operating activities was RMB1.9 billion (US$274.2 million) in 2018. In 2018, the difference between our net cash provided by operating activities and our net profit of RMB2.5 billion (US$359.2 million) resulted mainly from an increase in quality assurance payable of RMB1.8 billion (US$255.5 million), which was partially offset by an increase in quality assurance receivable of RMB911.6 million (US$132.6 million), an increase in accounts receivable of RMB746.8 million (US$108.6 million), an increase in financial guarantee derivative assets and discretionary payment of RMB379.7 million (US$55.2 million), and a gain in investment in loans of RMB256.1 million (US$37.2 million). The increases in quality assurance payable and receivable were primarily due to the growth of loans facilitated on our platform that are protected by the quality assurance fund. The increase in accounts receivable was primarily due to the increase in receivables on transaction fees charged to borrowers as we changed to collecting transaction fees on a monthly basis in late 2017 from an upfront collection model previously. The increase in financial guarantee derivative assets was primarily due to improvement in default rates in the underlying loans of the investment programs that were protected by investor reserve funds, and the maturity of such investment programs. The gain in investment in loans was primarily due to the interest income from loans held by consolidated trusts.

Net cash provided by operating activities was RMB3.4 billion in 2017. In 2017, the difference between our net cash provided by operating activities and our net profit of RMB1.1 billion resulted mainly from an increase in payable to platform customers of RMB692.3 million, an increase in financial guarantee derivative assets and discretionary payment of RMB490.7 million, an increase in quality assurance payable of RMB1,589.1 million, which was partially offset by an increase in quality assurance receivable of RMB866.0 million, an increase in taxes payable of RMB171.9 million, an increase in accrued expenses and other liabilities of RMB108.4 million, share-based compensation of RMB106.2 million, and an increase in deferred revenue of RMB102.2 million, which were partially offset by an increase in prepaid expenses and other assets of RMB70.7 million, and a decrease in deferred tax assets of RMB112.6 million. The increase in financial guarantee derivative assets and discretionary payment was due to an upward adjustment in the expected default rate for underlying loans of certain investment programs that are protected by the investor reserve funds and a one-off voluntary provision we made in December 2017 to compensate investors who invested in investment programs that are protected by the investor reserve funds we offered previously for potential difference between the lower limits of estimated rates of return of the investment programs they invested in and the expected returns of the underlying loans corresponding to those investment programs. The increase in accrued expenses and other liabilities was due to the increase in accrued marketing expenses. The share-based compensation was related to employee options granted historically with a performance target contingent upon IPO and cancellation of the share based compensation plan of a subsidiary company. The increase in deferred revenue was primarily due to the increase in fees related to post-facilitation services owing to the significant increase in loans facilitated on our platform.

Net cash provided by operating activities was RMB1.1 billion in 2016. In 2016, the difference between our net cash provided by operating activities and our net profit of RMB501.5 million resulted from an increase in quality assurance payable of RMB348.1 million, which was partially offset by an increase in quality assurance receivable of RMB171.3 million, an increase in deferred revenue of RMB149.2 million, an increase in taxes payable of RMB54.5 million, an increase in payroll and welfare payable of RMB49.9 million, an increase in payable to platform customers of RMB245.5 million, a decrease in financial guarantee derivative assets and discretionary payment of RMB146.7 million, an increase in accounts receivable of RMB43.8 million, provision for loan losses of RMB34.7 million, and an increase in accrued expenses and other liabilities of RMB34.3 million. The increase in deferred revenue was primarily due to the increase in fees related to post-facilitation services owing to the significant increase in loans facilitated on our platform.

Investing Activities

Net cash used in investing activities was RMB1.4 billion (US$210.5 million) in 2018, which was mainly attributable to cash paid for purchase of short-term investments (mainly wealth management products) in an amount of RMB12.8 billion (US$1.9 billion), and cash paid for investment in loans originated and held by us in an amount of RMB4.3 billion (US$630.0 million), which were partially offset by proceeds from short-term investments in an amount of RMB13.1 billion (US$1.9 billion) from maturity of wealth management products.

Net cash used in investing activities was RMB2.5 billion in 2017, which was mainly attributable to cash paid for purchase of short-term investments (mainly wealth management products) in an amount of RMB8.1 billion, and cash paid for investment in loans originated and held by us in an amount of RMB1.0 billion, which were partially offset by proceeds from short-term investments in an amount of RMB6.5 billion from maturity of wealth management products.

Net cash used in investing activities was RMB684.1 million in 2016, which was attributable to investments in loans facilitated on our platform in an amount of RMB1.5 billion, cash paid for purchase of short-term investments in an amount of RMB292.8 million, mainly investments in money market funds, and purchase of property, equipment and software in an amount of RMB29.8 million, which were partially offset by collection of loans facilitated on our platform in an amount of RMB1.0 billion, and proceeds of short-term investments in an amount of RMB68.5 million from maturity of money market funds.

Financing Activities

Net cash provided by financing activities was RMB530.1 million (US$77.1 million) in 2018, which was mainly attributable to the RMB1.2 billion (US$172.1 billion) cash we received from our institutional funding partners that invested in our consolidated trusts, which was partially offset by proceeds used for the repurchase of our ADSs in an amount of RMB452.3 million (US$65.8 million).

Net cash provided by financing activities was RMB2.1 billion in 2017, which was mainly attributable to proceeds from issuance of ordinary shares in an amount of RMB1.7 billion in connection with our IPO.

Net cash provided by financing activities was RMB438.7 million in 2016, which was attributable to cash received by our former subsidiary Shanghai Hepai from its customers in the amount of RMB1.3 billion, partially offset by cash paid by Shanghai Hepai to its customers in the amount of RMB822.2 million.

Capital Expenditures

We made capital expenditures of RMB29.8 million, RMB90.9 million and RMB83.6 million (US$12.2 million) in 2016, 2017 and 2018, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2019 are expected to be approximately RMB100 million (US$14.5 million), consisting primarily of expenditures related to the expansion and enhancement of our IT infrastructure. We will continue to make capital expenditures to meet the expected growth of our business.

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

C.	Research and Development, Patents, and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Off-Balance Sheet Arrangements

For the loans funded by our institutional funding partners, we provide cash deposit to certain institutional funding partners with our own funds at an amount equal to a certain percentage of their total investment and, in some cases, are required to replenish such deposit from time to time to compensate such investors’ potential loss due to potential loan delinquency. In addition, we are obligated under our agreements with institutional funding partners to repay the full overdue amount to institutional funding partners if a borrower defaults. Under each of these arrangements, we bear credit risks of the loans we facilitate and record quality assurance commitment liability accordingly. See “Item 4. Information on the Company—B. Business Overview—Investor Protection—Quality Assurance Commitment for Institutional Funding Partners” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies, Judgments and Estimates—Quality assurance payable and receivable.”

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Total		2019		2020		2021		2022		After 2022
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease obligations	159,170	23,150	58,406	8,495	45,077	6,556	40,221	5,850	14,826	2,156	640	93

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. Rental expenses under operating leases for 2017 and 2018 were RMB42.0 million and RMB62.1 million (US$9.0 million).

Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018.

G.	Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jun Zhang	41	Chairman of the Board, Co-Chief Executive Officer
Tiezheng Li	34	Vice Chairman of the Board, Chief Strategy Officer
Honghui Hu	41	Director, President
Shaofeng Gu	40	Director, Chief Innovation Officer
Ronald Cao	45	Director
Jimmy Y. Lai	62	Independent Director
Bing Xiang	56	Independent Director
Feng Zhang	43	Co-Chief Executive Officer
Simon Tak Leung Ho	45	Chief Financial Officer
Jinqi Si	39	Chief Technology Officer
Yuxiang Wang	39	Chief Product Officer
Ming Gu	37	Chief Data Officer and Chief Risk Officer
Jiayuan Xu	38	Senior Vice President for Finance

Mr. Jun Zhang is one of our four co-founders and has been serving as our co-chief executive officer since September 2018, a director since September 2011 and chairman of our board of directors since December 2016. Mr. Zhang was our chief executive officer from January 2011 to September 2018. Mr. Zhang served as the operation manager at Wicresoft, a provider of “Internet +” transition service jointly founded by Microsoft Corporation and Shanghai Alliance Investment Limited, from October 2008 to July 2010. Prior to that, Mr. Zhang served as a technical lead of Microsoft Global Technical Engineering Center since 2001. Prior to that, Mr. Zhang worked at Shanghai Online E-Biz Co., Ltd. as a coder and programmer from 2000 to 2001. Mr. Zhang received his bachelor’s degree in communication science and engineering and master’s degree in industrial engineering from Shanghai Jiaotong University in China.

Mr. Tiezheng Li is one of our four co-founders and has been serving as our vice chairman of the board since September 2018, a director since March 2015, and our chief strategy officer since July 2017. Mr. Li also served as our chief operating officer from April 2015 to July 2017 and our chief risk officer from January 2011 to April 2015. Prior to founding Paipaidai, Mr. Li served as a risk manager at China Minsheng Banking Corporation Limited from 2006 to 2011. Mr. Li received his bachelor’s degree in civil engineering from Shanghai Jiaotong University in China and FMBA degree from China Europe International Business School in China.

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

Mr. Shaofeng Gu is one of our four co-founders and has been serving as our director since April 2009 and the chief innovation officer since March 219. Mr. Gu served as our strategy adviser from December 2016 to March 2019, chief strategy officer from August 2014 to December 2016, chief technology officer from January 2011 to August 2014 and chief executive officer from 2007 to 2011. Prior to founding Paipaidai, Mr. Gu was the founder and the chief executive officer of Shanghai Jufei Internet Technology Co., Ltd. (Podlook), a startup running podcast aggregation business, from 2005 to 2007. Prior to founding Podlook, Mr. Gu served as a technical lead of Microsoft Corporation from 2000 to 2005. Mr. Gu received his bachelor’s degree in communication science and engineering from Shanghai Jiaotong University in China.

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

Mr. Jimmy Y. Lai has been serving as our independent director since November 2017. Mr. Lai served as the chief financial officer of China Online Education Group, a leading online education platform in China listed on the NYSE, from June 2015 to December 2018. Prior to joining China Online Education Group in 2015, Mr. Lai served as the chief financial officer for several companies, including Chukong Technologies Corp., a leading mobile entertainment platform company in China, from 2013 to 2015, Gamewave Corporation, a leading webgame company in China, from 2011 to 2013, Daqo New Energy Corp., an NYSE-listed company and a leading polysilicon manufacturer based in China, from 2009 to 2011, Linktone Ltd., a NASDAQ-listed company and a leading provider of wireless interactive entertainment services to consumers in China, from 2008 to 2009 and Palm Commerce Holdings, a leading information technology solution provider for the China lottery industry, from 2006 to 2008. Prior to that, Mr. Lai served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Main Board of the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his MBA from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

Mr. Bing Xiang has been serving as our independent director since November 2017. Mr. Xiang currently serves as an independent director of multiple public companies listed on the Hong Kong Stock Exchange, including Asiasec Properties Limited, Sinolink Worldwide Holdings Limited and Longfor Properties Co. Ltd. Mr. Xiang is the founding dean of the Cheung Kong Graduate School of Business and has been a professor there since 2002. Prior to that, Mr. Xiang was a professor, a PhD advisor and the director of EMBA at Guanghua School of Management, Peking University, from 1999 to 2001. He has also taught at Chinese University of Hong Kong, China Europe International Business School, Hong Kong University of Science and Technology and the University of Calgary. Mr. Xiang received his bachelor’s degree in mechanical engineering from Xi’an Jiaotong University and a PhD degree in finance and accounting from the University of Alberta.

Mr. Feng Zhang has been serving as our co-chief executive officer since September 2018. Mr. Zhang also served as our chief operating officer from July 2017 to September 2018 and our chief risk officer from April 2015 to July 2017. Prior to joining us, Mr. Zhang held various positions including analyst, senior analyst, manager, senior manager, head of yield management, and senior director at Capital One Financial Services, a diversified bank that offers a broad array of financial products and services, from 2003 to 2015. Mr. Zhang received his bachelor’s degree in computer science from Tsinghua University, master’s degree in computer science from Chinese Academy of Science, master’s degree in computer science from Virginia Tech, and MBA degree from Duke University, The Fuqua School of Business.

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

Mr. Jiayuan Xu has been serving as our senior vice president for finance since March 2018. Mr. Xu served as the vice president for finance from June 2016 to March 2018. Mr. Xu joined us as our financial controller in June 2015. Prior to joining us, Mr. Xu served as the head of financial management department of Nanyang Commercial Bank (China) Co., Ltd. from 2008 to 2015. Mr. Xu was an audit manager at PricewaterhouseCoopers Zhong Tian LLP from 2003 to 2008. Mr. Xu received his bachelor’s degree in international trade and finance from Shanghai Jiaotong University in China and FMBA degree from China Europe International Business School. Mr. Xu is also a member of Chinese Institute of Certified Public Accountants.

B.	Compensation

For the fiscal year ended December 31, 2018, we paid an aggregate of approximately RMB26.2 million (US$3.8 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

2013 Plan

In June 2013, our board of directors approved our stock option plan, as amended, or the 2013 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2013 Plan is 221,917,800. As of the completion of our initial public offering, options to purchase 134,455,800 Class A ordinary shares had been granted and outstanding but no ordinary shares underlying those options are issued and outstanding due to the exercisability restriction before the initial public offering of our ordinary shares. As of March 31, 2019, options to purchase 131,063,150 Class A ordinary shares were granted and outstanding under the 2013 Plan and 91,877,050 Class A ordinary shares underlying those options were issued and outstanding.

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

2017 Plan

In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the 100-for-1 share split effected by us in October 2017. As of March 31, 2019, options to purchase 26,645,000 Class A ordinary shares had been granted and were outstanding under the 2017 Plan and 337,500 Class A ordinary shares underlying those options were issued and outstanding. As of March 31, 2019, 14,493,600 restricted share units had been granted and 631,405 of these restricted share units had been vested.

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

The following table summarizes, as of March 31, 2019, the outstanding options granted under the 2013 Plan and 2017 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jun Zhang	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	1.4	February 1, 2018	January 31, 2028
Tiezheng Li	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	1.4	February 1, 2018	January 31, 2028
	*	0.654	January 28, 2019	January 27, 2029
Honghui Hu	*	0.007	January 29, 2014	January 28, 2019
	*	0.126	March 21, 2016	March 20, 2021
Shaofeng Gu	*	0.126	March 21, 2016	March 20, 2021
Simon Tak Leung Ho	*	0.126	September 7, 2016	September 6, 2021
	*	1.4	February 1, 2018	January 31, 2028
Feng Zhang	*	0.028	May 24, 2015	May 23, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	1.4	February 1, 2018	January 31, 2028
	*	0.654	January 28, 2019	January 27, 2029
Yuxiang Wang	*	0.030	June 15, 2015	June 14, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	1.4	February 1, 2018	January 31, 2028
	*	0.654	January 28, 2019	January 27, 2029
Ming Gu	*	0.0085	August 1, 2014	July 31, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	1.4	February 1, 2018	January 31, 2028
	*	0.654	January 28, 2019	January 27, 2029
Jiayuan Xu	*	0.030	May 5, 2015	May 4, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	1.4	February 1, 2018	January 31, 2028
	*	0.654	January 28, 2019	January 27, 2029
Jinqi Si	*	0.320	September 22, 2017	September 21, 2027
	*	1.4	February 1, 2018	January 31, 2028
	*	0.654	January 28, 2019	January 27, 2029
Other grantees as a group	66,058,150	From 0.0001 to 1.4	From July 1, 2012 to January 28, 2019	From June 30, 2018 to January 27, 2029

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2019, the restrict share units granted under the 2017 Plan to our grantees. As of March 31, 2019, we did not grant any restricted share unit to our directors and executive officers.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
All grantees as a group	*	From February 1, 2018 to February 28, 2019	From January 31, 2028 to February 27, 2029

*	Less than 1% of our total outstanding shares.

C.	Board Practices

Our board of directors consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Jimmy Y. Lai and Bing Xiang. Jimmy Y. Lai is the chairman of our audit committee. We have determined that both Jimmy Y. Lai and Bing Xiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934. We rely on the exemption provided by Rule 10A-3(b)(1)(iv)(A) under the Securities Exchange Act of 1934, which allows a minority of the members of our audit committee not to be independent for one year from November 9, 2017, the date of effectiveness of our registration statement on Form F-1. We intend to have all three independent directors in our audit committee within one year from the date of effectiveness of our registration statement on Form F-1. In addition, we have determined that Jimmy Y. Lai qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors, or by a special resolution of our shareholders. Our directors are not subject to a term of office (unless this is expressly set out in the director’s appointment) and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

D.	Employees

We had 4,146 employees as of December 31, 2018. As of December 31, 2018, 2,066 of our employees were located in Shanghai, 532 in Wuxi, 1,006 in Hefei, 54 in Beijing, 226 in Changsha, and 262 in Zhengzhou. The following table sets forth the numbers of our employees categorized by function as of December 31, 2018.

	As of December 31, 2018
	Number of employees	% of total
Functions:
Operations	1,278	30.8
Risk Management	1,940	46.8
Research and Development	369	8.9
Sales and Marketing	237	5.7
General and Administration	177	4.3
Data Engineering	145	3.5

Total number of employees	4,146	100.0

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2019 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,534,622,264 outstanding ordinary shares (consisting of 883,622,264 Class A ordinary shares and 651,000,000 Class B ordinary shares) as of March 31, 2019.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2019
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers**:
Jun Zhang(1)	13,216,000	77,009,800	5.9%	11.2%
Tiezheng Li(2)	8,816,105	27,987,900	2.4%	4.1%
Honghui Hu(3)	3,750,000	74,883,400	5.1%	10.8%
Shaofeng Gu(4)	3,750,000	394,818,900	26.0%	56.8%
Ronald Cao(5)	101,418,870	—	6.6%	0.7%
Jimmy Y. Lai	—	—	—	—
Bing Xiang	—	—	—	—
Feng Zhang	*	—	*	*
Simon Tak Leung Ho	*	—	*	*
Jingqi Si	*	—	*	*
Yuxiang Wang	*	—	*	*
Ming Gu	*	—	*	*
Jiayuan Xu	*	—	*	*
All directors and executive officers as a group	156,361,430	574,700,000	47.4%	83.8%
Principal and Selling Shareholders:
PPD Investment Limited(6)	3,750,000	394,818,900	26.0%	56.8%
Sequoia Capital 2010 CV Holdco, Ltd.(7)	144,728,520	—	9.4%	1.0%
Lightspeed China Partner I, L.P. and its affiliate(8)	101,418,870	—	6.6%	0.7%
Oceanic Team Limited(9)	90,747,300	—	5.9%	0.7%
SIG China Investments Master Fund III, LLLP(10)	80,471,100	—	5.2%	0.6%
Maggie & Tony Limited(11)	10,250,000	76,300,000	5.6%	11.0%
Metallica Holding Limited(12)	9,900,000	77,009,800	5.9%	11.2%
Emma & Oliver Holding Limited(13)	3,750,000	74,883,400	5.1%	10.8%

*	Less than 1% of our total outstanding shares.
**

Except for Ronald Cao, Jimmy Y. Lai, and Bing Xiang, the business address for our directors and executive officers is Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China. The business address of Ronald Cao is 588 Dong Xu Lian Lu, #42, Shanghai, China 201702. The business address of Jimmy Y. Lai is 4521 Turnberry Ct. Plano, Texas, 75024, USA. The business address of Bing Xiang is Floor 20th, Tower East II, Dongfang Square, Dongcheng District, Beijing, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2018. The total number of ordinary shares outstanding as of March 31, 2019 is 1,534,622,264, consisting of (i) 883,622,264 Class A ordinary shares, and (ii) 651,000,000 Class B ordinary shares.

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

(1)

Represents (i) 150,000 Class A ordinary shares that Metallica Holding Limited, a company incorporated in the British Virgin Islands, may purchase upon exercise of options within 60 days after March 31, 2019, (ii) 2,613,200 ADSs, representing 13,066,000 Class A ordinary shares directly held by Metallica Holding Limited, (iii) 77,009,800 Class B ordinary shares directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 27,987,900 Class B ordinary shares directly held by Happyariel Holding Limited, a company incorporated in the British Virgin Islands, (ii) 1,728,221 ADSs, representing 8,641,105 Class A ordinary shares directly held by Happyariel Holding Limited, and (iii) 175,000 Class A ordinary shares that Happyariel Holding Limited may purchase upon exercise of options within 60 days after March 31, 2019. Mr. Tiezheng Li is the sole shareholder and the sole director of Happyariel Holding Limited. The registered office address of Happyariel Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 74,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 750,000 ADSs, representing 3,750,000 Class A ordinary shares, directly held by Emma & Oliver Holding Limited. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)

Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 750,000 ADSs, representing 3,750,000 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(5)

Represents (i) 89,218,150 Class A ordinary shares directly held by Lightspeed China Partner I, L.P. and (ii) 12,200,720 Class A ordinary shares directly held by Lightspeed China Partner I-A, L.P. Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. are Cayman Island limited partnerships. Lightspeed China Partners I GP, LLC, a Cayman limited liability company, is the general partner of both Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. Ronald Cao and James Qun Mi each owns 50% of the ownership of Lightspeed China Partners I GP, LLC. Both Ronald Cao and James Qun Mi disclaim beneficial ownership of their shares held by Lightspeed funds, except to the extent of their pecuniary interest therein. The registered office address of Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(6)

Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 750,000 ADSs, representing 3,750,000 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(7)

Represents 144,728,520 Class A ordinary shares directly held by Sequoia Capital 2010 CV Holdco, Ltd., a Cayman Islands limited liability company. Sequoia Capital 2010 CV Holdco, Ltd. is wholly owned by Sequoia Capital China Venture 2010 Fund, L.P. The general partner of Sequoia Capital China Venture 2010 Fund, L.P. is SC China Venture 2010 Management, L.P., the general partner of which is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. The address of Sequoia Capital 2010 CV Holdco, Ltd. is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

(8)

Represents (i) 89,218,150 Class A ordinary shares directly held by Lightspeed China Partner I, L.P. and (ii) 12,200,720 Class A ordinary shares directly held by Lightspeed China Partner I-A, L.P. Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. are Cayman Islands limited partnerships. Lightspeed China Partners I GP, LLC, a limited liability company, is the general partner of both Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. Ronald Cao and James Qun Mi each owns 50% of the ownership of Lightspeed China Partners I GP, LLC. Both Ronald Cao and James Qun Mi disclaim beneficial ownership of their shares held by Lightspeed funds, except to the extent of their pecuniary interest therein. The registered office address of Lightspeed China Partner I, L.P. and Lightspeed China Partner I-A, L.P. is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(9)

Represents 90,747,300 Class A ordinary shares directly held by Oceanic Team Limited, a company incorporated in the British Virgin Islands. Oceanic Team Limited is a wholly-owned subsidiary of Union Wise Holdings Limited, a company incorporated in Hong Kong. Union Wise Holdings Limited is a wholly-owned subsidiary of Beijing Junlian Maolin Equity Investment L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Maolin Equity Investment L.P. is Beijing Junlian Tongdao Investment Consulting L.P., a limited partnership established in the People’s Republic of China. The general partner of Beijing Junlian Tongdao Investment Consulting L.P. is Lhasa Junqi Enterprise Management Co., Ltd., a company incorporated in the People’s Republic of China. Lhasa Junqi Enterprise Management Co., Ltd. is wholly-owned by Legend Capital Management Co., Ltd., a company incorporated in the People’s Republic of China. Legend Capital Management Co., Ltd. is 80% owned by Beijing Junchenghezhong Investment Management L.P., a limited partnership established in the People’s Republic of China and 20% owned by Legend Holdings Corporation, a joint-stock company established in the People’s Republic of China and listed on the Hong Kong Stock Exchange (stock code: 3396.) The general partner of Beijing Junchenghezhong Investment Management L.P. is Beijing Junqijiarui Enterprise Management Co., Ltd., a company incorporated in the People’s Republic of China. Beijing Junqijiarui Enterprise Management Co., Ltd. is 20% owned by Mr. Linan Zhu, 40% owned by Mr. Hao Chen and 40% owned by Mr. Nengguang Wang. The registered office address of Oceanic Team Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(10)

Represents 80,471,100 Class A ordinary shares directly held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability partnership. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 80,471,100 Class A ordinary shares. In addition, Heights Capital Management, Inc., a Delaware corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 80,471,100 Class A ordinary shares. Arthur Dantchik, in his capacity as the president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office address of SIG China Investments Master Fund III, LLLP is One Commerce Center, 1201 N. Orange Street, Suite 715 in the City of Wilmington, State of Delaware, USA.

(11)

Represents (i) 76,300,000 Class B ordinary shares, (ii) 2,000,000 ADSs, representing 10,000,000 Class A ordinary shares, directly held by Maggie & Tony Limited, a company incorporated in the British Virgin Islands, and (iii) 250,000 Class A ordinary shares Mr. Congliang Li may purchase upon exercise of options within 60 days after March 31, 2019. Mr. Congliang Li’s wife, Ms. Wei Luo is the sole shareholder and the sole director of Maggie & Tony Limited. The registered office address of Maggie & Tony Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(12)

Represents (i) 150,000 Class A ordinary shares that Metallica Holding Limited, a company incorporated in the British Virgin Islands, may purchase upon exercise of options within 60 days after March 31, 2019, (ii) 2,613,200 ADSs, representing 13,066,000 Class A ordinary shares directly held by Metallica Holding Limited, (iii) 77,009,800 Class B ordinary shares directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(13)

Represents (i) 74,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 750,000 ADSs, representing 3,750,000 Class A ordinary shares, directly held by Emma & Oliver Holding Limited. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

As of March 31, 2019, a total of 80,471,000 Class A ordinary shares are held of record by one of our shareholders in the United States, representing approximately 5.2% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through Beijing Paipairongxin, Shanghai Zihe, Shanghai Nianqiao, and Shanghai Ledao, our variable interest entities, and their subsidiaries based on series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Registration Right

We entered into our second amended and restated shareholders’ agreement on February 9, 2015 with our then shareholders, which provided for certain shareholders’ rights, including registration rights. Upon the completion of our initial public offering, all the shareholders’ rights under the shareholders agreement automatically terminated, except the registration rights. Set forth below is a description of those registration rights:

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”

Transactions with PPcredit

We use data collection services from PPcredit, a company controlled by our founders, based on arm’s length transaction terms and conditions. In 2017 and 2018, we incurred RMB84.4 million and RMB109.7 million (US$16.0 million) expenses for such services.

In April and November 2016, Shanghai PPDai extended a one-year non-interest bearing loan of RMB6.0 million and RMB5.0 million, respectively, to PPcredit for general corporate purposes, respectively. The loan was settled in January 2017.

In 2018, we entered into an agreement with PPcredit to provide PPcredit with human resources and accounting services based on arm’s length transaction terms and conditions at a consideration of RMB3.3 million. As of December 31, 2018, we had received RMB2.3 million and the remaining balance was RMB1.0 million.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Starting in September 2018, our company and certain of our current and former officers and directors, the underwriters of our company’s initial public offering in November 2017, and our agent for the service of process in the U.S. have been named as defendants in putative securities class actions captioned Yizhong Huang v. PPDAI Group Inc., et al., Case No. 654482/2018 (New York County of the Supreme Court of the State of New York, filed on September 10, 2018) (the “Huang Case”); Ravindra Vora v. PPDAI Group Inc., et al., Case No. 654777/2018 (New York County of the Supreme Court of the State of New York, filed on September 27, 2018) (the “Vora Case”); Lai v. PPDAI Group Inc., et al. Case No. 1:2018-cv-06716 (U.S. District Court for the Eastern District of New York, filed on November 26, 2018) (the “Lai Case”); and Goyal v. PPDAI Group Inc., et al. Case No. 2:2019-cv-00168 (U.S. District Court for the Eastern District of New York, filed on January 9, 2019) (the “Goyal Case”).

These actions allege that defendants made misstatements and omissions in connection with our initial public offering in November 2017 in violation of the Securities Act of 1933. The Lai Case also advances claims under the Securities Exchange Act of 1934. On October 16, 2018, the Supreme Court of the State of New York consolidated the two state court lawsuits (the Huang Case and the Vora Case) under the caption In re PPDAI Group Securities Litigation, No. 654482/2018 (the “New York State Action”). On December 17, 2018, the plaintiffs in the New York State Action filed a consolidated amended complaint. On February 5, 2018, certain of the defendants filed a motion to stay all further proceedings in the New York State Court Action, which motion remains pending before the Court. On February 21, 2019, the U.S. District Court for the Eastern District of New York consolidated the two federal court lawsuits (the Lai Case and the Goyal Case) under the caption In re PPDAI Group Inc. Securities Litigation, No. 18-cv-6716-FB-JO (the “Federal Court Action”), appointed lead plaintiffs of the Federal Court Action, and approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and the defendants’ responsive pleadings. On April 22, 2019, plaintiffs in the Federal Court Action filed a second amended complaint against our Company, certain of our current and former officers and directors, and the underwriters of our company’s initial public offering in November 2017. Both the New York State Action and the Federal Court Action otherwise remain in their preliminary stages.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors declared a dividend in March 2019. We may continue to declare and pay dividends in the future if our operating conditions allow. Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Our ADSs, each representing five of our Class A ordinary shares, have been listed on the NYSE since November 10, 2017. Our ADSs trade under the symbol “PPDF.”

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

A quorum required for a meeting of shareholders consists of one or more shareholders present and holding shares which represent, in aggregate, not less than one-third of the votes attaching to the issued and outstanding voting shares in our company. Shareholders may be present in person or by proxy or, if the shareholder is a legal entity, by its duly authorized representative. Shareholders’ meetings may be convened by the chairman of our board of directors or a majority of our directors or upon a request to the directors by shareholders holding shares which represent, in aggregate, no less than one-third of the votes attaching to the issued and outstanding shares that as at the date of the deposit of the shareholder’s requisition carry the right to vote at general meetings of our company. Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting and any other general shareholders’ meeting.

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that acquires our ADSs and holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations and may be changed, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, certain financial institutions, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, investors required to accelerate the recognition of any item of gross income with respect to our ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement or investors that have a functional currency other than the United States dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States, alternative minimum tax, state, or local tax or any non-income tax (such as the U.S. federal gift or estate tax) considerations, or the Medicare tax on net investment income. Each U.S. holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

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

Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable years because the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time, which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our company being a PFIC for the taxable year ended December 31, 2018 or becoming a PFIC for the current or one or more future taxable years.

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

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. We expect our ADSs will be considered to be readily tradable on the NYSE, which is an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

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

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

All of our revenues and substantially all of our expenses are denominated in RMB. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. Although we do not believe that we currently have any significant direct foreign exchange risk, we entered into option and futures contracts in 2018 to hedge our exposure to foreign exchange risk against U.S. dollar. The total notional amount of the hedging transactions we entered into in 2018 was US$240.0 million. As of the date of this annual report, we have no foreign exchange derivative contracts outstanding. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

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

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service	Fees

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2018, received approximately US$1.4 million for such reimbursement from the depositary.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-220954) in relation to our initial public offering, which was declared effective by the SEC on November 9, 2017. In November 2017, we completed our initial public offering in which we issued and sold an aggregate of 17,000,000 ADSs, representing 85,000,000 Class A ordinary shares, resulting in net proceeds to us of approximately US$202.8 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Concurrently with our initial public offering, we sold 19,230,769 Class A ordinary shares to a wholly owned subsidiary of Sun Hung Kai & Co. Limited via a private placement, resulting in net proceeds to us of approximately US$49.5 million. Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. were the representatives of the underwriters for our initial public offering.

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

For the period from November 9, 2017, the date that the registration statement on Form F-1 was declared effective by the SEC, to December 31, 2018, we used the net proceeds from our initial public offering for as follows:

•	Approximately US$65.8 million for share repurchases;

•	Approximately US$20.0 million for the acquisition of, and/or investment in, technologies, solutions and/or businesses that complement our business; and

•	Approximately US$75.0 million for general corporate purposes.

We still intend to use the remainder of the proceeds from our initial public offering and the concurrent private placement as disclosed in our registration statements on Form F-1. We may also use part of the proceeds to repurchase our ADSs.

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

Based upon that evaluation, our management has concluded that, due to the outstanding material weakness described below, as of December 31, 2018, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Notwithstanding management’s assessment that our internal control over financial reporting was ineffective as of December 31, 2018 due to the material weakness described below, we believe that the consolidated financial statements included in this annual report on Form 20-F correctly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act.

In the course of auditing our consolidated financial statements as of December 31, 2018 and for the year ended December 2018, we and our independent accountant identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, and other control deficiencies. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare our consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. We have taken the following actions in 2018 to address the root cause of the material weakness:

(i)

We engaged another accounting firm as our control advisor to assist in preparing for Section 404 of the Sarbanes-Oxley Act by documenting our processes and internal controls and benchmarking against industry best practices;

(ii)	We have implemented more controls around business processes as well as financial reporting as a result of the work performed by our control advisor; and

(iii)	We provided additional accounting and financial reporting training for our existing staff and sent them to lectures and seminars on recent development of U.S. GAAP and SEC reporting.

We believe that the actions taken have improved our internal control over financial reporting, and we will continue to take additional remedial steps, including but not limited to:

(i)	We will hire additional qualified accounting staff with appropriate U.S. GAAP and SEC reporting experience to cope with our business expansion;

(ii)	We will provide more training to our existing staff to enable them to be more familiar with the latest updates in U.S. GAAP and SEC reporting requirements; and

(iii)

We will prepare formal memorandums for accounting treatments of new business models or changes in business processes, timely update our accounting manual to reflect these changes and circulate these memos and accounting manuals within finance department or relevant business departments to help them better understand the reporting procedures and documentation requirements.

Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018.

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

Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s independent registered public accounting firm due to the transition periods established by rules of the SEC for an Emerging Growth Company.

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

Our board of directors has determined that Mr. Jimmy Y. Lai, an independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and a member of our audit committee, is an “audit committee financial expert.”

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

	2017		2018
	(RMB’000)	(US$’000)*	(RMB’000)	(US$’000)*
Audit fees(1)	11,130	1,619	7,800	1,134
Audit-related fees(2)	504	73	—	—
Tax fees(3)	400	58	2,614	380
All other fees(4)	—	—	—	—

*

The US$ amounts are translated from corresponding RMB amounts using a rate of RMB6.8755 = US$1.00, the noon buying rate on December 31, 2018 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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

On March 21, 2018, our board of directors authorized a share repurchase program whereby our company was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$60 million during the next twelve-month period (the “Share Repurchase Program”). The share repurchases may be effected on the open market at prevailing market prices, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with our company’s working capital requirements, general business conditions, as well as other factors. The share repurchases will be carried out in a manner in compliance with Rule 10b-18 and/or Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended, so as to qualify for the safe harbor provided therein. On August 21, 2018, our board of directors approved an expansion of the Share Repurchase Program whereby the maximum aggregate value of the Class A ordinary shares in the form of ADSs that can be repurchased under the Share Repurchase Program increased from US$60 million to US$120 million. Our board of directors also approved an extension of the period of the Share Repurchase Program to August 20, 2019.

The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program as of the date of this annual report.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan	Approximate dollar value of ADSs that may yet be purchased under the plan
March 2018	185,700	7.43	185,700	58,621,170
April 2018	309,600	7.21	309,600	56,389,595
May 2018	235,200	7.38	235,200	54,654,606
June 2018	2,080,014	6.44	2,080,014	41,259,421
July 2018	2,652,900	4.78	2,652,900	28,581,354
August 2018	2,885,044	5.01	2,885,044	74,119,646
September 2018	1,462,856	5.97	1,462,856	65,387,129
October 2018	1,459,800	5.69	1,459,800	57,077,059
November 2018	552,858	5.84	552,858	53,850,365
December 2018	237,300	4.94	237,300	52,679,250
January 2019	—	—	—	52,679,250
February 2019	—	—	—	52,679,250
March 2019	346,800	3.87	346,800	51,335,477
April 2019	123,500	3.89	123,500	50,855,677

Total	12,531,572	—	12,531,572	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Section 303A.12(a) of the NYSE Listed Company Manual requires each listed company’s chief executive officer to certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. We are a Cayman Islands exempted company, and our chief executive officer is not required under applicable Cayman Islands law to make such a certification. Pursuant to the exceptions granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice in this regard and have not in the past submitted the certification set forth in Section 303A.12(a) of the NYSE Listed Company Manual.

Section 303A.01 of the NYSE Listed Company Manual requires a listed company to have a majority of independent directors. Section 303A.07(a) of the NYSE Listed Company Manual requires a listed company to have an audit committee composed a minimum of three members. Section 303A.05(a) of the NYSE Listed Company Manual requires a listed company to have a compensation committee composed entirely of independent directors. We are a Cayman Islands exempted company, and there are no requirements under applicable Cayman Islands law that correspond to these sections of the NYSE Listed Company Manual. Pursuant to the exceptions granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice and are exempted from the requirements of Sections 303A.01, 303A.07(a) and 303A.05(a) of the NYSE Listed Company Manual.

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. Since we have chosen to follow our home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of PPDAI Group Inc., its subsidiaries and its consolidated variable interest entity are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.3	Deposit Agreement dated November 14, 2017, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-224011), filed with the Securities and Exchange Commission on March 29, 2018)

4.1	The 2017 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.2

The Third Amended and Restated Stock Option Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.3

Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.4	Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.5	English translation of the Restated Equity Pledge agreement between Beijing Prosper and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.6	English translation of the Restated Business Operation Agreement among Beijing Prosper, Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.7	English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.8	English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement among Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated February 9, 2015 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

Exhibit Number	Description of Document

4.9	English translation of the Restated Option Agreement among Beijing Prosper, the shareholders of Beijing Paipairongxin, and Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.10	English translation of the Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.11	English translation of the Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.12	English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.13	English translation of the Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.14	English translation of the Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.15	Subscription Agreement between the Registrant and Sun Hung Kai & Co. (CP) Limited dated October 30, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.16	English translation of the Loan Agreement between Shanghai Guangjian and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.17	English translation of the Restated Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.18	English translation of the Restated Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.19	English translation of the Restated Power of Attorney granted by the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.20	English translation of the Restated Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.21	English translation of the Restated Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

Exhibit Number	Description of Document

4.22	English translation of the Loan Agreement between Shanghai Manyin and shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.23	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.24	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.25	English translation of the Power of Attorney granted by the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.26	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.27	English translation of the Exclusive Option Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.28*	English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Shanghai Ledao dated January 14, 2019

4.29*	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019

4.30*	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019

4.31*	English translation of the Power of Attorney granted by the shareholders of Shanghai Ledao dated January 14, 2019

4.32*	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Ledao dated January 14, 2019

4.33*	English translation of the Exclusive Option Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019

4.34*	English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Shanghai Nianqiao dated November 29, 2018

4.35*	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao dated November 29, 2018

4.36*	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao dated November 29, 2018

4.37*	English translation of the Power of Attorney granted by the shareholders of Shanghai Nianqiao dated November 29, 2018

4.38*	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Nianqiao dated November 29, 2018

4.39*	English translation of the Exclusive Option Agreement among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao dated November 29, 2018

8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

Exhibit Number	Description of Document

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.3*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.3**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Grandall Law Firm (Shanghai)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PPDAI Group Inc.

By:	/s/ Jun Zhang
Name:	Jun Zhang
Title:	Chairman of the Board of Directors and Co-Chief Executive Officer

Date: April 25, 2019

PPDAI GROUP INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of PPDAI Group Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PPDAI Group Inc. (the “Company”) and its subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income (loss), of changes in shareholder’s equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with the accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers and the manner in which it presents consolidated statement of cash flow in 2018.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 25, 2019

We have served as the Company’s auditor since 2016.

PPDAI GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

			As of December 31,
	Note		2017	2018
			RMB	RMB	US$ Note 2(f)
Assets
Cash and cash equivalents	2	(h)	1,891,131	1,616,164	235,061
Restricted cash (including restricted cash of the consolidated trusts of RMB44,775 and RMB303,667 as of December 31, 2017 and 2018, respectively)	2	(i)	2,392,573	3,677,557	534,878
Short-term investments	2	(j)	1,958,910	1,694,660	246,478
Accounts receivable, net of provision for doubtful accounts of RMB nil and RMB123,153 as of December 31, 2017 and 2018, respectively)	8		17,773	812,042	118,107
Quality assurance receivable	2	(t)	1,152,769	2,064,366	300,250
Property, equipment and software, net	6		108,248	144,002	20,944
Intangible assets	7		63,760	68,880	10,018
Goodwill			50,411	50,411	7,332
Loans receivable, net of provision for loan losses of RMB47,670 and RMB240,419 as of December 31, 2017 and 2018, respectively (including loans receivable, net of provision for loan losses of the consolidated trusts of RMB647,793 and RMB2,290,082, respectively)	4		681,794	2,331,108	339,046
Financial guarantee derivative assets	2	(u)	—	56,287	8,187
Investments	2	(l)	12,234	167,501	24,362
Deferred tax assets	12		128,361	122,763	17,855
Due from related party	11		—	2,830	412
Contract assets	8		—	112,103	16,305
Prepaid expenses and other assets	5		145,699	221,793	32,259

Total assets			8,603,663	13,142,467	1,911,494

Liabilities and Shareholders’ Equity:
Payable to platform customers (including payable to platform customers of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB1,113,966 and RMB905,034 as of December 31, 2017 and 2018, respectively)			1,113,966	905,034	131,632
Quality assurance payable (including quality assurance payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB2,062,844 and RMB3,819,379 as of December 31, 2017 and 2018, respectively)	2	(t)	2,062,844	3,819,379	555,506
Deferred revenue (including deferred revenue of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB256,240 and RMB nil as of December 31, 2017 and 2018, respectively)	2	(v)	265,094	—	—
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB130,533 and RMB129,809 as of December 31, 2017 and 2018, respectively)	9		156,831	188,254	27,380
Taxes payable (including taxes payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB140,064 and RMB208,585 as of December 31, 2017 and 2018, respectively)			257,143	225,101	32,740
Short-term borrowings (including short-term borrowings of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB nil and RMB nil as of December 31, 2017 and 2018, respectively			—	25,000	3,636
Provision for payment to investor reserve fund investor (including provision for payment to investor reserve fund of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB107,660 and RMB nil as of December 31, 2017 and 2018, respectively)	2	(v)	107,660	—	—
Financial guarantee derivative liabilities (including financial guarantee derivative liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB215,770 and RMB nil as of December 31, 2017 and 2018, respectively)	2	(u)	215,770	—	—
Funds payable to investors of consolidated trusts (including funds payable to investors of consolidated trusts of RMB502,641 and RMB1,505,909 as of December 31, 2017 and 2018 respectively)			502,641	1,505,909	219,025
Contract liabilities (including contract liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB nil and RMB158,061 as of December 31, 2017 and 2018, respectively)	2	(v)	—	165,469	24,066

The accompanying notes form an integral part of these consolidated financial statements.

PPDAI GROUP INC.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2018 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

			As of December 31,
	Note		2017	2018
			RMB	RMB	US$ Note 2(f)
Liabilities and Shareholders’ Equity (Continued)
Due to related party (including due to related party of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB11,972 and RMB nil as of December 31, 2017 and 2018, respectively)	11		11,972	—	—
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB nil and RMB78,268 as of December 31, 2017 and 2018, respectively)	12		15,940	100,064	14,554
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB194,780 and RMB190,406 as of December 31, 2017 and 2018, respectively)	10		211,614	222,519	32,364

Total liabilities			4,921,475	7,156,729	1,040,903

Commitments and contingencies	18
PPDAI Group Inc. Shareholders’ equity :
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2017 and 2018; 842,071,169 and 874,071,169 issued as of December 31, 2017 and 2018; 842,071,169 and 827,770,169 outstanding as of December 31, 2017 and 2018)	14		56	58	8
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2017 and 2018; 661,000,000 and 659,000,000 issued and outstanding as of December 31, 2017 and 2018)	14		44	44	7
Additional paid-in capital			5,951,044	5,896,017	857,540
Treasury stock (nil and 46,301,000 shares as of December 31, 2017 and 2018, respectively)	14		—	(332,121)	(48,305)
Statutory reserves	2	(ag)	55,090	256,006	37,235
Accumulated other comprehensive income			14,917	58,210	8,466
Retained earnings (accumulated deficit)			(2,398,984)	45,668	6,643

Total PPDAI Group Inc. shareholders’ equity			3,622,167	5,923,882	861,594

Non-controlling Interest			60,021	61,856	8,997
Total shareholders’ equity			3,682,188	5,985,738	870,591

Total liabilities and shareholders’ equity			8,603,663	13,142,467	1,911,494

The accompanying notes form an integral part of these consolidated financial statements.

PPDAI GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

			For the Years Ended December 31,
	Note		2016	2017	2018
			RMB	RMB	RMB	US$ Note 2(f)
Operating revenue:
Loan facilitation service fees	2	(v)	911,448	2,843,287	2,919,234	424,585
Post-facilitation service fees	2	(v)	126,823	668,819	922,797	134,215
Other revenue	2	(v)	170,403	491,400	376,915	54,820
Changes in expected discretionary payment to IRF investors	2	(v)	—	(107,660)	68,619	9,980
Total operating revenues			1,208,674	3,895,846	4,287,565	623,600
Net interest income (expense) and loan provision losses	2	(o)	7,084	(15,209)	63,359	9,215

Net revenues			1,215,758	3,880,637	4,350,924	632,815

Operating expenses:
Origination and servicing expenses	2	(w)	(349,852)	(890,160)	(875,905)	(127,395)
Origination and servicing expenses-related party	2	(w)	(38,297)	(84,362)	(109,666)	(15,950)
Sales and marketing expenses	2	(x)	(352,952)	(788,291)	(710,754)	(103,375)
General and administrative expenses	2	(y)	(237,808)	(588,664)	(701,353)	(102,008)
Provision for doubtful accounts	8		—	—	(106,652)	(15,512)

Total operating expenses			(978,909)	(2,351,477)	(2,504,330)	(364,240)
Other income (expenses)
Gain from quality assurance	2	(t)	99,961	5,885	510,894	74,307
Realized gain (loss) from financial guarantee derivatives	2	(u)	31,999	169,103	(157,244)	(22,870)
Fair value change of financial guarantee derivatives	2	(u)	146,653	(383,061)	272,057	39,569
Gain from disposal of subsidiary	13		20,611	—	—	—
Other income, net	2	(ab), 2(j)	13,684	36,531	148,356	21,578

Profit before income tax expenses			549,757	1,357,618	2,620,657	381,159
Income tax expenses	12		(48,267)	(274,711)	(151,206)	(21,992)

Net profit			501,490	1,082,907	2,469,451	359,167
Less: Net profit (loss) attributable to non-controlling interest shareholders			—	(76)	377	55
Net profit attributable to PPDAI Group Inc.			501,490	1,082,983	2,469,074	359,112

Accretion on Series A convertible redeemable preferred shares to redemption value	15		(236,662)	(1,237,274)	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	15		(171,106)	(905,861)	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	15		(154,254)	(930,336)	—	—

Net profit (loss) attributable to PPDAI Group Inc.’s ordinary shareholders			(60,532)	(1,990,488)	2,469,074	359,112

PPDAI GROUP INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

		For the Years Ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$ Note 2(f)
Net profit		501,490	1,082,907	2,469,451	359,167
Foreign currency translation adjustment, net of nil tax		(60,498)	99,934	43,293	6,297

Total comprehensive income		440,992	1,182,841	2,512,744	365,464

Total comprehensive income (loss) attributable to non-controlling interests shareholders		—	(76)	377	55

Total comprehensive income attributable to PPDAI Group Inc.		440,992	1,182,917	2,512,367	365,409

Weighted average number of ordinary shares used in computing net income (loss) per share

Basic		665,000,000	779,804,270	1,498,780,165	1,498,780,165
Diluted		665,000,000	779,804,270	1,599,592,231	1,599,592,231
Net income (loss) per share - Basic		(0.0910)	(2.5525)	1.6474	0.2396
Net income (loss) per share - Diluted		(0.0910)	(2.5525)	1.5436	0.2245
Net income (loss) per ADS - Basic		(0.4551)	(12.7627)	8.2369	1.1980
Net income (loss) per ADS - Diluted		(0.4551)	(12.7627)	7.7178	1.1225

The accompanying notes form an integral part of these consolidated financial statements.

PPDAI GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

	Note	Ordinary shares			Treasury stock		Accumulated other comprehensive income (loss)	Statutory reserves	Retained earnings (accumulated deficit)	Non-controlling interest	Total shareholders’ equity (deficit)
		Share	Amount	Additional paid-in capital	Share	Amount
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015		665,000,000	—	—	—	—	(24,519)	—	(292,874)	—	(317,393)

Accretions to preferred shares redemption value		—	—	—	—	—	—	—	(562,022)	—	(562,022)
Net profit		—	—	—	—	—	—	—	501,490	—	501,490
Foreign currency translation adjustment		—	—	—	—	—	(60,498)	—	—	—	(60,498)
Appropriation to statutory reserve		—	—	—	—	—	—	15,662	(15,662)	—	—

Balance as of December 31, 2016		665,000,000	—	—	—	—	(85,017)	15,662	(369,068)	—	(438,423)

PPDAI GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

	Note	Ordinary shares			Treasury stock		Accumulated other comprehensive income (loss)	Statutory reserves	Retained earnings (accumulated deficit)	Non-controlling interest	Total shareholders’ equity (deficit)
		Share	Amount	Additional paid-in capital	Share	Amount
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2016		665,000,000	—	—	—	—	(85,017)	15,662	(369,068)	—	(438,423)

Issuance of ordinary shares upon Initial Public Offering (“IPO”) and Concurrent Private Placement (“CPP”), net of expense	3	104,230,769	51	1,677,171	—	—	—	—	—	—	1,677,222
Accretions to preferred shares redemption value		—	—	—	—	—	—	—	(3,073,471)	—	(3,073,471)
Conversion of series A preferred shares to ordinary shares	15	285,000,000	19	1,563,889	—	—	—	—	—	—	1,563,908
Conversion of series B preferred shares to ordinary shares	15	214,285,700	14	1,212,281	—	—	—	—	—	—	1,212,295
Conversion of series C preferred shares to ordinary shares	15	234,554,700	16	1,391,551	—	—	—	—	—	—	1,391,567
Share-based compensation		—	—	65,324	—	—	—	—	—	—	65,324
Cancellation of Share-based compensation plan of a subsidiary		—	—	40,828	—	—	—	—	—	—	40,828
Net profit		—	—	—	—	—	—	—	1,082,983	(76)	1,082,907
Foreign currency translation adjustment		—	—	—	—	—	99,934	—	—	—	99,934
Business Combination	3	—	—	—	—	—	—	—	—	60,097	60,097
Appropriation to statutory reserve		—	—	—	—	—	—	39,428	(39,428)	—	—

Balance as of December 31, 2017		1,503,071,169	100	5,951,044	—	—	14,917	55,090	(2,398,984)	60,021	3,682,188

PPDAI GROUP INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

	Note		Ordinary shares			Treasury stock		Accumulated other comprehensive income (loss)	Statutory reserve	Retained earnings (accumulated deficit)	Non- controlling interest	Total shareholders’ equity (deficit)
			Share	Amount	Additional paid-in capital	Share	Amount
				RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017			1,503,071,169	100	5,951,044	—	—	14,917	55,090	(2,398,984)	60,021	3,682,188

Issuance of ordinary shares for share-based compensation plans	14		30,000,000	2	—	(30,000,000)	(2)	—	—	—	—	—
Repurchase of ordinary shares	14		—	—	—	(60,306,360)	(452,262)	—	—	—	—	(452,262)
Cumulative effect of accounting change	2	(v)	—	—	—	—	—	—	—	176,494	—	176,494
Share-based compensation	16		—	—	50,319	—	—	—	—	—	—	50,319
Exercise of share-based compensation plans	16		—	—	(105,346)	44,005,360	120,143	—	—	—	—	14,797
Net profit			—	—	—	—	—	—	—	2,469,074	377	2,469,451
Foreign currency translation adjustment			—	—	—	—	—	43,293	—	—	—	43,293
Capital injection from non-controlling interest			—	—	—	—	—	—	—	—	1,458	1,458
Appropriation to statutory reserve			—	—	—	—	—	—	200,916	(200,916)	—	—

Balance as of December 31, 2018			1,533,071,169	102	5,896,017	(46,301,000)	(332,121)	58,210	256,006	45,668	61,856	5,985,738

The accompanying notes form an integral part of these consolidated financial statements.

PPDAI GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

			For the Years Ended December 31,
	Note		2016	2017	2018
			RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net profit			501,490	1,082,907	2,469,451	359,167
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Provision for loan losses			34,705	46,586	192,749	28,034
Provision for doubtful accounts			—	—	106,652	15,512
Depreciation and amortization			12,086	22,555	42,162	6,132
Change in fair value of short term investments			—	(3,875)	(16,460)	(2,394)
Change in fair value of investments			—	—	77	11
Gain from investment in loans			(41,789)	(31,377)	(256,108)	(37,249)
Share-based compensation			—	106,152	50,319	7,319
Gain from disposal of subsidiary			(20,611)	—	—	—
Changes in operating assets and liabilities:
Deferred revenue			149,216	102,198	—	—
Accounts receivable			43,758	(3,578)	(746,753)	(108,611)
Prepaid expenses and other assets			(3,685)	(70,703)	(115,017)	(16,729)
Due to related party			15,634	(3,539)	(11,972)	(1,741)
Due from related party			—	(123)	(2,830)	(412)
Accrued expenses and other liabilities			34,275	108,449	16,696	2,428
Payable to platform customers			245,494	692,307	(208,932)	(30,388)
Payroll and welfare payable			49,937	72,297	31,423	4,570
Taxes payable			54,484	171,934	(32,042)	(4,660)
Deferred tax assets			(16,839)	(112,583)	(27,705)	(4,030)
Deferred tax liabilities			—	15,940	84,124	12,235
Financial guarantee derivative assets and discretionary payment			(146,653)	490,721	(379,717)	(55,228)
Quality assurance receivable			(171,328)	(865,957)	(911,597)	(132,586)
Quality assurance payable			348,053	1,589,140	1,756,535	255,477
Contract assets			—	—	(59,019)	(8,584)
Contract liabilities			—	—	(97,080)	(14,120)

Net cash provided by operating activities			1,088,227	3,409,451	1,884,956	274,153

Cash flows from investing activities:
Collection of loans originated and held by the Group			1,024,287	368,953	2,805,940	408,107
Investment in loans originated and held by the Group			(1,454,890)	(1,022,937)	(4,331,811)	(630,036)
Short-term loan to related party			(11,010)	—	—	—
Purchase of property, equipment and software			(29,804)	(90,871)	(83,584)	(12,157)
Purchase of investments			(2,428)	(9,953)	(155,286)	(22,585)
Proceeds from short-term investments			68,498	6,485,536	13,122,058	1,908,524
Purchase of short-term investments			(292,765)	(8,147,450)	(12,799,210)	(1,861,568)
Proceeds from disposal of a subsidiary			14,000	6,000	—	—
Acquisition of intangible assets			—	—	(5,120)	(745)
Cash paid for business combinations, net of cash acquired	3	(b)	—	(40,078)	—	—

Net cash used in investing activities			(684,112)	(2,450,800)	(1,447,013)	(210,460)

Cash flows from financing activities:
Cash paid to investors - alternative investment product			(822,202)	—	—	—
Cash received from investors - alternative investment product			1,251,470	—	—	—
Cash received from investors - consolidated trusts			30,000	555,500	1,183,580	172,145
Cash paid to investors - consolidated trusts			(567)	(68,539)	(192,840)	(28,047)
Cash paid for repurchase of the consolidated trusts			—	(31,250)	(47,173)	(6,861)
Repayment of short-term borrowings			(20,000)	—	(63,685)	(9,263)
Cash received from short-term borrowings			—	—	87,010	12,655
Repurchase of ordinary shares			—	—	(452,262)	(65,779)
Proceeds from exercise of share-based compensation plans			—	—	14,009	2,038
Capital injection from non-controlling interest			—	—	1,458	212
Proceeds from issuance of ordinary shares, net			—	1,677,222	—	—

PPDAI GROUP INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018

(All amounts in thousands, except share data, or otherwise noted)

		For the Years Ended December 31,
	Note	2016	2017	2018
		RMB	RMB	RMB	US$ Note 2(f)
Net cash provided by financing activities		438,701	2,132,933	530,097	77,100

Effect of exchange rate changes on cash, cash equivalents and restricted cash		2,493	(15,445)	41,977	6,107

Net increase in cash, cash equivalents and restricted cash		845,309	3,076,139	1,010,017	146,900
Cash, cash equivalents and restricted cash at beginning of year		362,256	1,207,565	4,283,704	623,039
Cash, cash equivalents and restricted cash at end of year		1,207,565	4,283,704	5,293,721	769,939

Supplemental disclosure of cash investing and financing activities
Cash paid for interest including paid to investors of consolidated trusts		(554)	(5,376)	(58,312)	(8,481)
Cash paid for income taxes		—	216,060	180,233	26,214
Supplemental disclosure of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value		562,022	3,073,471	—	—
Consideration receivable for disposal of a subsidiary		6,000	—	—	—
Payable for purchase of property, equipment and software		—	6,585	917	133

The following presents cash, cash equivalents and restricted cash by category within the Consolidated Balance Sheets

	As of December 31,
	2017	2018
			US$
	RMB	RMB	Note 2(f)
Cash and cash equivalents	1,891,131	1,616,164	235,061
Restricted cash	2,392,573	3,677,557	534,878

	4,283,704	5,293,721	769,939

The accompanying notes form an integral part of these consolidated financial statements.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and reorganization

(a) Principal activities

PPDAI Group Inc. (the “Company”) is an investment holding company and with its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”) operates an online consumer finance marketplace through its platform (www.ppdai.com) registered in the People’s Republic of China (the “PRC” or “China”).

As of December 31, 2018, the Company’s principal subsidiaries and consolidated VIEs are as follows:

Name	Percentage of direct or indirect ownership		Date of incorporation	Place of incorporation
Subsidiaries
PPDAI (HK) LIMITED. (“PPDAI HK”)	100%		June 12, 2012	Hong Kong, China
Beijing Prosper Investment Consulting Co., Ltd. (“Beijing Prosper”)	100%		August 21, 2012	Beijing, China
Shanghai Guangjian Information Technology Co., Ltd. (“Shanghai Guangjian”)	100%		June 5, 2017	Shanghai, China
Shanghai Shanghu Information Technology Co., Ltd. (“Shanghai Shanghu”) Shanghai Manyin Information Technology Co., Ltd. (“Shanghai Manyin”)	100%		June 15, 2017	Shanghai, China

Consolidated VIEs
Beijing Paipairongxin Investment Consulting Co., Ltd. (“Beijing Paipairongxin”)	100	%*	June 15, 2012	Beijing, China
Shanghai Zihe Information Technology Co., Ltd. (“Shanghai Zihe”)	100	%*	March 21, 2018	Shanghai, China
Shanghai Nianqiao Technology Co., Ltd. (“Shanghai Nianqiao”)	100	%*	November 29, 2018	Shanghai, China

Consolidated VIEs’ principal subsidiaries
Shanghai PPDai Financial Information Services Co.,Ltd. (“Shanghai PPDai”)	100	%*	January 18, 2011	Shanghai, China
Shanghai Erxu Information Technology Co., Ltd. (“Shanghai Erxu”)	100	%*	April 28, 2018	Shanghai, China

*	Controlled via contractual relationships

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

In June, 2017, Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Beijing Paipairongxin, Shanghai PPDAI and the shareholders of Beijing Paipairongxin entered into a new set of contractual arrangements, including an equity pledge agreement, a business operation agreement, a power of attorney, an option agreement and an exclusive technology consulting and service agreement, replacing the previous contractual agreements among Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin. The term of the new set of agreements do not change from the previous ones. As a result, the Company continues to have control over Beijing Paipairongxin.

Shanghai Guangjian and Shanghai Manyin are collectively referred to as the WOFEs. Beijing Paipairongxin, Shanghai Zihe and Shanghai Nianqiao are collectively referred to as the VIEs.

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

(b) Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the WOFEs and consolidated VIEs, for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Consolidated VIEs are entities in which the WOFEs through their respective contractual arrangements, bear the risks of, and enjoy the rewards normally associated with, ownership of the entities, and therefore the Company is the primary beneficiary of these entities.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

All transactions and balances among the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

Details of the typical structure of the Company’s significant VIEs are set forth below:

i) VIE Agreements that give the Company effective control of VIEs

Business Operation Agreement

Pursuant to the relevant business operation agreements, the shareholders of the VIEs agree that to the extent permitted by law, they will accept and unconditionally execute the WOFEs’ instructions on business operations, such as appointment of directors and executive officers. They further agree that, without the WOFEs’ prior written consent, the VIEs will not take any action that may have material adverse effects on their assets, businesses, human resources, rights, obligations, or business operations. The shareholders of the VIEs agree to transfer any dividends or other similar income or interests they receive as the shareholders of the VIEs, if any, immediately and unconditionally to the WOFEs. This agreement also requires each of the shareholders of the VIEs to issue an irrevocable power of attorney authorizing the WOFEs or any person(s) designated by the WOFEs to execute shareholders’ rights on behalf of such shareholder. Unless the WOFEs terminate this agreements in advance, the agreement will remain effective until the VIEs are dissolved pursuant to PRC law.

Power of Attorney

Pursuant to each power of attorney, each shareholder of the VIEs have irrevocably appointed the WOFEs or any persons designated by the WOFEs to act as such shareholder’s attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, appointing directors, supervisors and officers of the VIEs as well as the right to sell, transfer, pledge and dispose all or a portion of the shares held by Nominee Shareholder. The power of attorney will remain in force for ten years unless early terminated by the WOFEs. The term of the power of attorney can be extended at the WOFEs’ option until the VIEs are dissolved in accordance with PRC law and regulation.

Exclusive Option Agreement

Pursuant to the exclusive option agreements, the Nominee Shareholders of the VIEs granted the WOFEs or any third party designated by the WOFEs the exclusive and irrevocable right to purchase from the Nominee Shareholders, to the extent permitted by PRC law and regulations, all or part of its respective equity interests in the VIEs for a purchase price equal to the registered capital. The Nominee Shareholders will then return the purchase price to the WOFEs or any third party designated by the WOFEs after the option is exercised. The WOFEs may transfer all or part of its option to a third party at its own option. The VIEs and the Nominee Shareholders agree that without prior written consent of the WOFEs, they may not transfer or otherwise dispose the equity interests or declare any dividend. The exclusive option agreement will remain effective until the WOFEs or any third party designated by the WOFEs acquire all equity interest of the VIEs.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

i) VIE Agreements that give the Company effective control of VIEs (continued)

Equity Pledge Agreement

Pursuant to relevant equity pledge agreements, each shareholder of the VIEs has pledged all of his or her equity interest held in the VIEs to the WOFEs to guarantee his or her obligations under the business operation agreement, the power of attorney, exclusive option agreement and the exclusive technology consulting and service agreement. In the event that the VIEs breach any obligations under these agreements, the WOFEs as the pledgee, will be entitled to request immediate disposal of the pledged equity interests and have priority to be compensated by the proceeds from the disposal of the pledged equity. The Nominee Shareholders may not dispose of the equity interests or create or permit any pledges which may have an adverse effect on the rights or benefits of the WOFEs without the prior written consent of the WOFEs. The relevant share pledge agreements will remain effective until the VIEs and its Nominee Shareholders discharge all of their obligations under the VIE Agreements and the pledgee consents such discharge in writing.

ii) VIE Agreement that enables the Company to receive substantially all of the economic benefits from the VIEs

Exclusive technology consulting and service agreement

Pursuant to the exclusive technology consulting and service agreements, WOFEs have the exclusive right to provide the VIEs and their subsidiaries (as designated in the agreement) with technical support, consulting services and other services. The WOFEs shall exclusively own any intellectual property arising from the performance of the agreement. During the term of this agreement, the VIEs and their designated subsidiaries may not accept any services covered by this agreement provided by any third party. The VIEs and their designated subsidiaries agree to pay service fees equal to 100% of the net profit generated or otherwise determined by the WOFEs. Except by mutual agreement upon early termination by parties in writing, the exclusive business cooperation agreement will remain effective until the VIEs and their designated subsidiaries are dissolved in accordance with PRC law and regulation.

Based on these contractual agreements, the Company believes that the VIEs as described above should be considered as VIEs because the equity holders do not have significant equity at risk nor do they have the characteristics of a controlling financial interest. Given that the Company, through the WOFEs, is the primary beneficiary of these VIEs, the Company believes that these VIEs should be consolidated based on the structure as described above.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	377,470	752,102
Restricted cash	2,347,799	3,341,985
Short-term investments	1,623,656	1,574,090
Account receivable	3,287	800,334
Quality assurance receivable	1,152,769	2,064,366
Property, equipment and software, net	83,802	104,802
Financial guarantee derivative assets	—	56,287
Investments	290,168	1,147,569
Deferred tax assets	127,542	88,446
Contract assets	—	112,103
Prepaid expenses and other assets	141,321	167,817

Total assets	6,147,814	10,209,901

Payable to platform customers	1,113,966	905,034
Quality assurance payable	2,062,844	3,819,379
Deferred revenue	256,240	—
Payroll and welfare payable	130,533	129,809
Taxes payable	140,064	208,585
Provision for payment to investor reserve fund investor	107,660	—
Financial guarantee derivative liabilities	215,770	—
Contract liabilities	—	158,061
Deferred tax liabilities	—	78,268
Due to related parties	700,137	1,609,126
Accrued expenses and other liabilities	194,780	190,406

Total liabilities	4,921,994	7,098,668

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenue	1,216,971	3,900,454	4,250,978
Net profit	314,300	730,855	1,604,530

Net cash provided by operating activities	1,164,122	3,233,966	1,356,887
Net cash used in investing activities	(712,429)	(1,642,454)	(1,031,968)
Net cash provided by (used in) financing activities	379,835	(31,250)	1,043,899

Net increase in cash, cash equivalents and restricted cash	831,528	1,560,262	1,368,818
Cash, cash equivalents and restricted cash at beginning of year	333,479	1,165,007	2,725,269

Cash, cash equivalents and restricted cash at end of year	1,165,007	2,725,269	4,094,087

Under the VIE Arrangements, the Company has the power to direct activities of the VIEs and can have assets transferred out of the VIEs. Therefore, the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the VIEs, except for registered capital and PRC statutory reserves, if any. As the VIEs are incorporated as limited liability company under the Company Law of the PRC, creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs.

Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by the VIEs and their subsidiaries, the Company has provided and will continue to provide financial support to the VIEs.

(c) Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

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

(c) Business combinations and noncontrolling interests (continued)

When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained noncontrolling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

For the Company’s majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to noncontrolling interests on the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as noncontrolling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(d) Use of estimates

The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.

Financial statements amounts that reflect significant accounting estimates and assumptions include revenue recognition, fair value of quality assurance liabilities, valuation allowance for deferred tax assets, allowance for doubtful accounts, allowance for loan losses, determination of uncertain tax positions, accounting for convertible redeemable preferred shares, and valuation of share-based awards. Such accounting estimates are impacted significantly by judgements and assumptions used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates. Changes in estimates are recorded in the period they are identified.

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

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statements. The exchange rates used for translation on December 31, 2017 and 2018 were US$1.00= RMB6.5342 and RMB6.8632, respectively, representing the index rates stipulated by the People’s Bank of China.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(f) Convenience translation

Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive income (loss) and consolidated statement of cash flows from RMB into US$ as of and for year ended December 31, 2018 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8755, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2018. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2018, or at any other rate.

(g) Certain risks and concentration

As of December 31, 2017 and 2018, substantially all of the Group’s cash, term deposit and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2016, 2017 and 2018. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2017 and 2018.

(h) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.

(i) Restricted cash

Restricted cash represents:

(i)

Cash in quality assurance is cash managed by the Group through designated bank accounts and cash managed by China United SME Guarantee Corporation (“Sino Guarantee”) under the new quality assurance program. There is no other use of these funds except for making payments to investors for default loans that are subject to quality assurance protection. As of December 31, 2017 and 2018, the restricted cash related to quality assurance amounted to RMB1,058,617 and RMB2,414,449, respectively.

(ii)

Cash in investor reserve funds is cash managed by the Group through a designated bank account or third party payment company account. There is no other use of these funds except for payments to protect relevant investors from potential losses resulting from delinquent loans and or underperformance of the investment programs. As of December 31, 2017 and 2018, the restricted cash related to investor reserve funds amounted to RMB175,215 and RMB17,971, respectively.

(iii)

Cash received from investors and borrowers that has not yet been disbursed, due to a settlement time lag. As of December 31, 2017 and 2018, the restricted cash related to cash not yet disbursed amounted to RMB1,113,966 and RMB905,034, respectively.

(iv)

Cash received via consolidated trusts that has not yet been distributed. As of December 31, 2017 and 2018, the restricted cash related to cash not yet distributed amounted to RMB44,775 and RMB303,667, respectively.

(v)

Cash held as collateral for short-term borrowings of a subsidiary of the Group. As of December 31, 2017 and 2018, the restricted cash held as collateral amounted to RMB nil and RMB26,000, respectively.

(vi)

Cash held in escrow accounts that is jointly managed by the Company and institutional funding partners. As of December 31, 2017 and 2018, the restricted cash managed by the Company and institutional funding partners amounted to RMB nil and RMB10,436, respectively.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(j) Short-term Investments

Short-term investments mainly consist of investments in wealth management products and investments in time deposits placed with banks with original maturities between three months and one year. The wealth management products are certain deposits with variable interest rates or principal not guaranteed with certain financial institutions.

Realized and unrealized gain related to the short-term investments is recorded as other income in the consolidated statements of comprehensive income. RMB21,264, RMB35,516 and RMB96,061 was recognized for the year ended December 31, 2016, 2017 and 2018, respectively.

(k) Accounts receivable, contract assets and allowance for doubtful accounts

Accounts receivable is related to the facilitation and post-facilitation service in relation to loans facilitated by the Group. Contract assets represent the Group’s right to consideration in exchange for facilitation services that the Company has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled to in exchange for the services transferred to the customer.

Accounts receivable and contract assets is stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts based on estimates, historical default experience and other factors surrounding the credit risk of borrowers. The Group evaluates and adjusts its allowance for accounts receivable and contract assets on a quarterly basis or more often as necessary. Accounts receivable and contract assets is written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Group has determined the balance will not be collected.

(l) Investments

Prior to January 1, 2018, the Group’s investments include equity method investments, cost method investments and available-for-sale investments.

The Group applies equity method in accounting for its investments in entities in which the Group has the ability to exercise significant influence but does not have control and the investments are in either common stock or in-substance common stock. Unrealized gains on transactions between the Group and an affiliated entity are eliminated to the extent of the Group’s interest in the affiliated entity, unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The Group accounts for private equity funds using the equity method of accounting unless the Group’s interest is so minor that the Group may have virtually no influence over partnership operating and financial policies.

For equity investments that are not considered as debt securities or equity securities that have readily determinable fair values and over which the Group has neither significant influence nor control through investments in common stock or in-substance common stock, the cost method of accounting is used. Under the cost method, the Group carries the investment at cost and recognizes income to the extent of dividends received from the distribution of the equity investee’s post-acquisition profits.

The Group has classified its investments in debt securities and equity securities with readily determinable fair value as available-for-sale securities. These securities are recognized based on trade date and carried at estimated fair value with the aggregate unrealized gains and losses related to these investments, net of taxes, reported through other comprehensive income. Realized gains or losses are charged to earnings during the period in which the gains or losses are realized. Gain or losses are realized when such investments are sold or when dividends are declared or payments are received or when other than temporarily impaired.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(l) Investments (continued)

The Group monitors its investments for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, the operating performance of the companies including current earnings trends and other company-specific information.

On January 1, 2018, the Group adopted ASU 2016-01 using a modified retrospective approach. No material adjustment was made to the financial position upon the initial adoption. As of December 31, 2018, the Group’s investment includes equity method investments and non-marketable equity investments.

Non-marketable equity investments are investments in privately held companies without readily determinable market values. They’re measured at cost minus impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or a similar investment of the same issuer. The changes in the fair value of non-marketable equity investments are recognized in the consolidated statement of comprehensive income. As of December 31, 2018, no material adjustments were made to the carrying amount because of observable price changes and impairment charges.

The table below sets forth the investments the Group holds as of December 31, 2017 and 2018 respectively.

	As of December 31,
	2017	2018
Equity method investments	6,000	81,000
Cost method investments	2,857	—
Available-for-sale securities	3,377	—
Non-marketable equity investments	—	86,501

	12,234	167,501

Equity method investments

For the years ended December 31, 2017 and 2018, the Company completed the following investments which were accounted for as equity method investments:

In October 2018, the Company made some investments in two third party private equity with the cash consideration of RMB50,000 and RMB20,000 respectively. The Company accounted for these investments under equity methods. As of December 31, 2018, the carrying value of these investments were RMB70,000 as the earnings of these two private funds were immaterial after the Group made its investments.

As of December 31, 2017 and 2018, the carrying value of the rest of equity investments were RMB6,000 and RMB11,000.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(l) Investments (continued)

Equity securities without readily determinable fair values

For the years ended December 31, 2018, the Company completed the following major investments which were accounted for as non-marketable equity investments:

In September 2018, the Group acquired approximately 2.08% preferred share capital of Beijing Quantum Protection Technology Co., Ltd. (“Beijing Quantum”) for a cash consideration of RMB10,000 and accounted for it as non-marketable equity investment using fair value measurements. As of December 31, 2018, the carrying value of this equity investment was RMB10,000 because Beijing Quantum is a start-up company in its early stage with no readily determinable fair value.

In October 2018, the Group acquired approximately 5% preferred share capital of Shanghai Yi Yang automobile service Co., Ltd. (“Yi Yang”) for a cash consideration of RMB30,000 and accounted for it as non-marketable equity investment using fair value measurements. As of December 31, 2018, the carrying value of its equity investment was RMB30,000 because Yi Yang is a start-up company in its early stage with no readily determinable fair value.

In October 2018, the Group acquired approximately 2% preferred share capital of CDD Holding Limited (“CDD”) for a cash consideration of USD2,000 and accounted for it as non-marketable equity investment using fair value measurements. As of December 31, 2018, the carrying value of its equity investment was USD2,000 because CDD is a start-up company in its early stage with no readily determinable fair value.

In October 2018, the Group acquired approximately 3.99% preferred share capital of EMI Agriculture Technology Inc (“EMI”) for a cash consideration of USD2,000 and accounted for it as non-marketable equity investment using fair value measurements. As of December 31, 2018, the carrying value of its equity investment was USD2,000 respectively because EMI is a start-up company in its early stage with no readily determinable fair value.

As of December 31, 2018, the carrying value of the rest of non-marketable equity investments were RMB19,049.

(m) Fair value measurement

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

(m) Fair value measurement (continued)

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

The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, quality assurance receivable, loans receivable, accounts receivable, contract assets, financial guarantee derivative, payable to platform customers, quality assurance payable, short-term borrowings and other liabilities. As of December 31, 2017 and 2018, the carrying values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, payable to platform customers, short-term borrowings and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.

The quality assurance receivable is measured using the contractual amounts due from borrowers, taking into account an expected rate of default. Due to the short term nature of the contributions, no discount factor was applied. Subsequently, the carrying value approximates fair value due to the short term nature of the receivable.

The quality assurance payable is measured by taking into account the expected payout rate and incorporating a markup margin.

On a recurring basis, the Group measures its short-term investments, financial guarantee derivative and contract assets at fair value. Since the contract assets net derivative asset does not have quoted price in active markets, they are valued using valuation model. Management is responsible for determining the fair value.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(m) Fair value measurement (continued)

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2017

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
—wealth management products	—	1,958,910	—	1,958,910
Investments
—available-for-sale securities	—	—	3,377	3,377

Total Assets	—	1,958,910	3,377	1,962,287

Financial guarantee derivative liabilities	—	—	215,770	215,770

Total Liabilities	—	—	215,770	215,770

December 31, 2018

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB

Assets
Short-term investments
—wealth management products	—	1,694,660	—	1,694,660
Investments
—non-marketable equity investments	—	—	86,501	86,501
Financial guarantee derivative assets	—	—	56,287	56,287

Total Assets	—	1,694,660	142,788	1,837,448

The Group values its wealth management products held in certain bank accounts and some of its non-marketable equity investments using quoted prices for securities with similar characteristics and other observable inputs, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2017 and 2018.

Changes in fair value measurement categorized within Level 3 of the fair value hierarchy are analyzed each period for changes in estimates or assumptions.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(m) Fair value measurement (continued)

Level 3 Valuation Techniques

Level 3 financial assets and liabilities consist of financial guarantee derivatives, available-for-sale securities and non-marketable equity investments for which determination of fair value requires significant judgment and estimation. Changes in fair value are recorded in the consolidated statement of comprehensive income (loss).

The fair value of available-for-sale securities were measured using an income approach determined by the Company. As the investee is a private company, the fair value is estimated based on significant inputs that market participants would consider, which mainly include revenue growth rate, operating margin, discount rate and other factors that may affect such fair value estimation.

Non-marketable equity investments measured at cost minus impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or a similar investment of the same issuer. As most of the investees of the non-marketable equity investments are start-up companies in very early stage, no fair value adjustment were made to non-marketable equity investments as of December 31, 2018 as there were no observable price change.

The Group uses the discounted cash flow model to value financial guarantee derivatives at inception and subsequent valuation dates. The Group analyzes the fair value of this derivative by first defining the cash flows associated with the derivative and then considers the assumptions used in determining the cash flows from a market participant’s perspective. This discounted cash flow model incorporates assumptions such as the expected default rates, discount rates, as well as early repayment rates. The expected default rate is determined based on the historical performance of loans with similar tenure and of similar credit worthiness and adjusted by the inputs that other market participants would use. Aside from the expected default rate, the Group has also considered the discount rate and early repayment rate in determining the fair value of the financial guarantee derivatives. As the term of the loans are short and the market interest rate is relatively stable, the discount rate and early repayment rate assumptions does not have a significant impact on the fair value of the derivative. Changes in the fair value are recorded in fair value change of financial guarantee derivatives in the Group’s consolidated statements of Comprehensive Income (Loss).

The following table sets forth the significant unobservable inputs used for fair value measurement of financial guarantee derivatives:

	As of December 31,
	2017	2018
Expected default rate	0.68% - 14.21%	0.46% - 12.37%

Please refer to Note 2(u) for the movement and gain of financial guarantee contracts and related derivatives.

(n) Loans receivable, net

Loans receivable represents loan originated by the Group and the consolidated trusts (Note 4), which is due from the borrowers. The Group has the intent and the ability to hold such loans for the foreseeable future or until maturity or payoff. Loans receivable are recorded at unpaid principal balances, net of allowance for loan losses that reflects the Company’s best estimate of the amounts that will not be collected. The loans receivable portfolio consists of personal loans with the term period ranging from 1 month to 36 months.

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

(o) Interest income and interest expense related to the loans originated by the Group

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

Subsequently, the Group, through consolidated trust plans (See Note 4), WOFEs and consolidated subsidiaries of VIEs, originate and hold loans.

Interest on loans receivable is accrued based on the contractual interest rates of the loan as earned. Accrual of interest is generally discontinued when reasonable doubt exists as to the full, timely collection of interest or principal. When a loan is discontinued from interest accrual, the Group stops accruing interest and reverses all accrued but unpaid interest as of such date.

As the primary beneficiary of the trusts, the Group incorporated the trust plans and recorded return of the other trust parties into interest expense. The interest expense is accrued based on the expected rate of return during the contractual term of the alternative investment products and the trusts.

The interest income, interest expense, and loan provision losses in the consolidated statement of comprehensive income (loss) related to the loans originated by the Group recorded for the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Interest income	59,980	46,975	316,193
Less: Interest expense	(18,191)	(15,598)	(60,085)

Net interest income	41,789	31,377	256,108
Less: Provision for loan losses	(34,705)	(46,586)	(192,749)

Net interest income (expense) and provision for loan losses	7,084	(15,209)	63,359

(p) Property and equipment, net

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

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(q) Intangible assets

Intangible assets that have indefinite useful life primarily include micro-lending license, factoring license, financial leasing license and financing guarantee license as of December 31, 2018. The Company evaluates indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. No impairment on intangible assets with indefinite useful life was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

(r) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

(s) Impairment of long-lived assets other than goodwill

The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. No impairment of long-lived assets was recognized for the years ended December 31, 2016, 2017 and 2018.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Quality assurance payable and receivable

The Company provides quality assurance to investors of its online consumer finance platform and institutional funding partners in the form of various quality assurance programs and, in the case of certain institutional funding partners, direct guarantee. Borrowers may elect to, or in certain circumstances, are required to make contributions to the quality assurance programs, in addition to the transaction fee and payments of loan principal and interest. The quality assurance contribution is maintained in a segregated restricted cash bank account or managed by Sino Guarantee. This contribution, which is a certain percentage of the principal amount, is determined at the time of the loan application based on the borrower’s credit score. The contribution does not change over time after the loan is matched and must be paid in its entirety even if the loan is pre-paid. If a borrower who has contributed to the quality assurance programs is delinquent on an installment of principal and interest of a loan, the Group will withdraw an amount from the quality assurance program to repay the delinquent installment of principal and interest to the corresponding investors. Investors can decide if they want to invest in single loans that are protected by the quality assurance programs. The quality assurance contributions are not refundable, including if there is no loan default. If the Group were to wind down its online consumer finance marketplace and there were no investors with outstanding loans, the Company would be entitled to the remaining funds in the restricted cash account, if any.

The Group is required to record its obligation associated with all quality assurance obligation in accordance with ASC Topic 460, Guarantees. Accordingly, the liabilities are measured at their fair value at inception. For quality assurance program, default payments to investors are capped at the quality assurance account balance at any point in time. The Group is not obligated to pay default loans in the event no funds are available in the quality assurance account. Once the investors are paid for a borrower’s default, any future principal and interests recovered are contributed into the quality assurance account. For direct guarantee to institutional funding partners, default payments are not capped and the Group is obligated to compensate the institutional funding partners in the event of any default.

The quality assurance obligations are comprised of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. In accordance with ASC 460-10-25-2 and ASC 460-10-30-3, the non-contingent and contingent aspect of the financial guarantee must both be considered at initial measurement. Each institutional funding partner or individual investor has a contract with the Group that specifies its ability to collect from either the Group or the quality assurance programs. Therefore, an individual contract is considered to be the unit of account for purposes of applying ASC Topic 460. Therefore, the liability recorded based on ASC Topic 460 is determined on a loan by loan basis and is reduced as the Group is released from the underlying risk, i.e., as the loan is repaid by the borrower or when the institutional funding partner or investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined based on historical default rates, representing the obligation to make future payouts from the Group itself or quality assurance programs, measured using the guidance in ASC Topic 450, Contingencies. The ASC Topic 450 contingent component is determined on a loan by loan basis, but considers the actual and expected performance of the pool when estimating the contingent liability. As each guarantee is a separate unit of account that has a contingent component pursuant to ASC Topic 450, the contingent component pertains only to the loan covered by the guarantee. However, the contingent liability recorded under ASC Topic 450 would take into consideration the performance of the overall pooled loan basis, including the cap, if any, imposed on the specific pool, as such data will inform the likelihood of payout on an individual contract basis.

Subsequent to initial recognition, the quality assurance obligations are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. ASC Topic 460 does not prescribe a method for subsequently measuring and recording the non-contingent guarantee liability. As stated in ASC 460-10-35-1, the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk is reduced as each payment is made, a systematic and rational amortization method based on when the payments are made may be appropriate. If there is no difference between the ASC Topic 460 component and ASC Topic 450 component, no gain or loss is recorded.

As the risk of the guarantee liability is reduced, it is recognized into the income statement by a systematic and rational amortization method, e.g. over the term of the loan, within the “gain from the quality assurance” line item of the income statement. For the years ended December 31, 2016, 2017 and 2018, the amount of gains recorded were RMB100.0 million, RMB5.9 million and RMB510.9 million (US$74.3 million), respectively.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Quality assurance payable and receivable (continued)

A quality assurance receivable is recognized at loan inception at its fair value on a loan-by-loan basis. The fair value is estimated based on the contractual amounts of quality assurance contribution from the borrowers, taking into account the expected default rate. The receivable is determined to be collectible at loan inception because at this point in time, the borrower has committed to pay the full amount over the life of the loan, and is also contractually obligated to pay the full amount even if he or she prepays the loan. By taking into account the risk of default in the fair value estimate, the receivable the Group records is representative of what is deemed to be collectible. At each reporting date, the Group estimates the future cash flows and assesses whether there is any indicator of impairment to any individual underlying loan of the quality assurance receivable. If the carrying amounts of the quality assurance receivable exceeds the expected collections, an impairment loss is recorded for the quality assurance receivable not recoverable.

On a loan-by-loan basis, the Group determines the guarantee fee or quality assurance contributions required from a borrower based on the estimated loss rate of the loans. In estimating the loss rate of the loans, the underlying risk profile and historical loss experience are taken into consideration. The Group gathers information to assess each borrower’s risk profile and assigns a mirror grade, determined using the Group’s proprietary Magic Mirror Model. These borrowers are then grouped based on Magic Mirror score for which the Group develops an estimated default rate based on actual historical loss experience of each Magic Mirror score. An ultimate loss rate is estimated for each loan based on this method, with a risk premium added based on different Magic Mirror score. The Group regularly reviews the borrower’s risk profile, actual loss rate of each product line and Magic Mirror score and relevant market dynamics to ensure the ultimate loss rate is kept up-to-date.

Investors who invested in loans for which the borrower elected to participate in the quality assurance programs bear their own financial risk and may suffer a loss if the restricted cash balance plus the subsequent quality assurance contributions are exhausted by quality assurance payments which are made on a first-loss basis. Payouts from the quality assurance account are made to investors when a borrower delinquent in repaying an installment of principal and interest in the order of default date until the restricted cash balance is reduced to nil, even though there may still be investors protected by quality assurance programs. Amounts recovered from the defaulted borrower will be remitted to replenish the portion of the quality assurance programs used to repay the investors. The following table sets forth the Group’s quality assurance obligations movement activities for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017	2018
Opening balance	125,651	473,704	2,062,844
Fair value of newly written quality assurance obligation	634,899	3,318,432	5,313,489
Release of quality assurance payable upon repayment	(386,304)	(2,506,141)	(4,049,457)
Contingent liability	293,269	2,527,209	3,380,930
Payouts during the year	(1,122,039)	(4,812,797)	(7,889,277)
Recoveries during the year	928,228	3,062,437	5,000,850

Ending balance	473,704	2,062,844	3,819,379

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Quality assurance payable and receivable (continued)

The following table sets forth the Group’s quality assurance receivables movement activities for the years ended December 31, 2016, 2017 and 2018:

	For the years ended December 31,
	2016	2017	2018
Opening balance	115,484	286,812	1,152,769
Fair value of newly written quality assurance obligation	634,899	3,318,432	5,313,489
Quality assurance obligation contribution received from borrowers	(470,497)	(2,479,428)	(4,244,259)
Gain from quality assurance	6,926	26,953	(157,633)

Ending balance	286,812	1,152,769	2,064,366

As of December 31, 2017 and 2018, the amounts of maximum potential future payment the Group would be required to make were RMB1,220,980 and RMB2,780,797, respectively.

(u) Financial guarantee derivative

For investors who invest in loans without the quality assurance protection through certain Investment Programs (Note 2(v)) from which the investors are entitled to an expected return, they participate in a separate investor reserve fund program. Investors subscribing to these investment programs make contributions to the corresponding investor reserve funds. Under this type of investment program, any surplus gains, less 0.1% of the principal amount invested, are contributed to the investor reserve funds, while the 0.1% of the principal amount invested is paid to the Group.

Similar to the quality assurance obligation, the Group maintains a separate dedicated restricted cash account for each of these investment programs. Such funds are maintained solely for the benefit of the investors who invested in loans through the Investment Programs. In general, the investor reserve fund covers underperformance to the extent there are available funds, i.e., it protects investors from not only loan defaults, but also an investment program performing below its stated expected rate of return, which may be due to either a decline in market interest rates during the program’s term, or an inability to timely match repayments with new loans. Payouts will be made from the corresponding investor reserve funds to make up the gap between the actual return and the stated expected rate of return. The capital used for investment purposes in such programs is generated with the cash flows from the borrowers’ monthly repayments of principal and interest. The investor reserve funds are maintained separately and are used to compensate investors in the event of a program’s underperformance. The investor reserve funds are funded upon a program’s maturity, and are capped at a certain percentage of the total funding of each investment program. If an individual investment program underperforms, the Group will use the investor reserve fund to make up for the shortfall, which is paid out upon maturity of the program. An investor who participates in this program is entitled to coverage by the investor reserve fund for the duration he or she participates in the program.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(u) Financial guarantee derivative (continued)

Derivative assets and liabilities within the scope of ASC Topic 815 are required to be recorded at fair value at inception and re-measured at fair value on an ongoing basis in accordance with ASC Topic 820, Fair Value Measurement. Therefore, the financial guarantee derivative will be subsequently marked to market at the end of each reporting period with gains and losses recognized as fair value change of financial guarantee derivative. Based on the valuation methodology and the significant unobservable inputs used for fair value measurement described in Note 2(l), the Group may have day one gain on the financial guarantee derivatives associated with the investor reserve funds program because the investors are willing to pay a premium above the expected default rate for a guarantee return. The Group evaluate the financial guarantee derivatives on a portfolio basis rather than individual basis, as the investor reserve fund are considered as a pool to make up the gap between the actual return and the stated expected rate of return.

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

In October 2017, along with the termination of investment program with flexible investment periods, the remaining restricted cash amounting to approximately RMB45,567 were transferred from restricted cash to cash and cash equivalents, as the company was released from the obligation to compensate the investors should the flexible term investment programs under-perform.

The following table sets forth the Group’s financial guarantee derivative movement activities for the years ended December 31, 2016, 2017 and 2018.

	For the years ended December 31,
	2016	2017	2018
Opening balance	20,638	167,291	(215,770)
Initial recognition of and change in fair value of ongoing investor reserve arrangements	178,652	(213,958)	114,813
Settlement upon maturity of investor reserve arrangements	(31,999)	(169,103)	157,244

Ending balance	167,291	(215,770)	56,287

As of December 31, 2017, given the deterioration of performance of investor reserve fund investment programs, the investor reserve fund is expected to be dissolved upon maturity of the investment programs. The Group reverses all the gains recorded historically amounting to RMB213,958. As the expected payout to compensate the investors exceeds the funds available in the investor reserve fund, additional provision outside the Group’s obligation related to the investor reserve fund is recognized as a reduction of revenue amounting to RMB107,660. In 2018, the Group experienced improved loan performance and the actual default rate was lower than previously expected. As a result, a reversal amounting to RMB68,619 was made to the discretionary payment provision. Please refer to Note 2(v) for details.

(v) Revenue recognition

The Group engages primarily in operating an online consumer finance marketplace by providing an online platform which matches borrowers with both individual investors, institutional funding partners and assisting facilitation of loans to investors on certain third-party online platforms (collectively referred to as “investors”). The Group determines that it is not the legal lender and legal borrower in the above process. Therefore, the Group does not record loan receivable and payable arising from the loans between investors and borrowers on its balance sheets. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”).

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(v) Revenue recognition (continued)

On January 1, 2018, the Company adopted the revenue standard using the modified retrospective transition method to those contracts which were not completed as of January 1, 2018. Results for periods beginning after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC Topic 605.

Upon initial adoption, the Group recognized the cumulative effect of initially applying the revenue standard as an increase of approximately RMB176.5 million, net of tax, to the opening balances of retained earnings. These adjustments primarily arose from the timing of revenue recognition for transaction fees collected in monthly instalments related to our loan products being recognized earlier under ASC Topic 606. The table below sets forth the cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2018 due to the adoption of ASC Topic 606.

	Balance at December 31, 2017	Adjustments due to ASC Topic 606	Balance at January 1, 2018
Assets
Accounts receivable	17,773	154,168	171,941
Deferred tax assets	128,361	(33,303)	95,058
Contract assets	—	53,084	53,084

Liabilities
Deferred revenue	265,094	(265,094)	—
Contract liabilities	—	262,549	262,549

Shareholders’ Deficit
Accumulated deficit	(2,398,984)	176,494	(2,222,490)

The table below sets forth the impact to the consolidated statement of comprehensive income as a result of adoption of ASC Topic 606:

	For the year ended December 31, 2018
	As reported	Amounts without adoption of ASC Topic 606	Effect of change
Loan facilitation service fees	2,919,234	2,141,565	777,669
Post-facilitation service fees	922,797	773,116	149,681
Other Revenue	376,915	793,188	(416,273)

	4,218,946	3,707,869	511,077

Consistent with the criteria of ASC 606 “Revenue from Contracts with Customers”, the Group recognizes revenue by applying the following five steps:

(i)	identify the contract with a customer;

(ii)	identify the performance obligations in the contract;

(iii)	determine the transaction price;

(iv)	allocate the transaction price to performance obligations in the contract; and

(v)	recognize revenue when (or as) performance obligations are satisfied.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(v) Revenue recognition (continued)

Revenue recognition policies for each type of services under ASC Topic 606 are discussed as follows:

Revenue from Single Loans

The Group determines its customers to be both investors and borrowers. In 2018, the Group charges a transaction fee as part of the borrowers’ monthly repayment. Under certain circumstances, in addition to the loan transaction fee, borrowers pay a monthly contribution to the quality assurance, which provides a protection mechanism to investors who subscribe to these loans. In accordance with the relevant guidance in ASC Topic 606, the amounts associated with the quality assurance is within the scope of ASC Topic 460 and should be accounted for in accordance with the provisions of that Topic. The services not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC Topic 606 and the applicable revenue recognition guidance. The Group considers loan facilitation services (covering matching of investors to borrowers and facilitating the execution of loan agreement between investors and borrowers) and post-facilitation services (covering cash processing services and collection services) as two distinctive performance obligations in accordance with ASC Topic 606. The transaction price is first allocate to the guarantee and quality assurance program, if any, which is recorded at fair value in accordance with ASC Topic 460. Then the remaining considerations are allocated to the loan facilitation and post-facilitation services using their relative standalone selling prices. The Group does not have observable standalone selling price for the loan facilitation services or post-facilitation services because it does not provide loan facilitation services or post-facilitation services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post facilitation services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors.

The transaction price allocated to loan facilitation is recognized as revenue upon execution of loan agreements between investors and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a straight line method, which approximates the pattern of when the underlying services are performed.

In additional to transaction fee, the Group also receives fees on future events, such as collection fees. For loans with no quality assurance protection, collection is considered a separate performance obligation and therefore collection fee is allocated to this specific performance obligation. For loans with quality assurance protection, as the quality assurance will compensate the investors should the borrowers are delinquent, the collection fee is considered a variable consideration for the loan facilitation and post-facilitation performance obligations and therefore is included in the total transaction price which is allocated to these two performance obligation based on their relative standalone selling price. The collection fee is only probable of not reserving upon successful collection and as such is not included in the transaction price until then.

For certain loans facilitated by institutional funding partners, the processing and account management services are provided by the respective institutional funding partners. As these loans are typically covered by quality assurance programs or are guaranteed directly by the Group, no substantial post-facilitation services are provided. Therefore, the transaction price after consideration of the fair value of guarantee is allocated to the loan facilitation performance obligation which is recognized upon successful matching.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(v) Revenue recognition (continued)

Revenue from Investment Programs

For investment programs that only fund loans protected by the quality assurance, the loan transaction fees and monthly contribution to the quality assurance paid by the borrowers are the same as those discussed under “Revenue from Single Loans” above. In addition, the Group charges the surplus gain, i.e., the actual rate of return exceeds the stated expected rate of return in the investment program agreement, as investment program management fee. The investment program management fee is a separate fee charged to investors in a separate contract and therefore is allocate specifically to the investment management performance obligation. The Group determines that the “probable of not reserving” threshold is met for surplus gain and therefore surplus gain is included in the transaction price upon the effective of investment program. The Group estimates the surplus gain on a monthly basis for the duration of an investment program to monitor the expected outcome of the portfolio and the amount is recognized over the term of the investment program as the investor simultaneously receives and consumes the benefits provided by the Company’s performance throughout the term of the investment program.

Incentives

To expand its market presence, attract new investors and increase activity level on our platform, the Group will occasionally provide incentives to potential investors at its sole discretion. The Group provides the following types of incentives:

•

When a loan is successfully matched during the relevant incentive program period, the investor receives a cash incentive, either provided upfront as a one-time contribution to the loan investment amount (effectively reducing the amount an investor has to fund in cash for a loan, while still being entitled to repayment of the entire stated principal balance) or on a monthly basis over the term of the loan as additional interest. These cash incentives are considered a reduction of transaction price.

•

In certain other circumstances, the Group may provide a cash incentive to a new potential investor upon signing up as a new user on the platform, without a requirement for the potential investor to fund a loan. This is considered a type of marketing expense to attract potential investors to the platform, and is recorded as expense, rather than a reduction of transaction price.

Other revenue

Other than the collection fees charged for certain loans and investment management fee for investment programs, other revenue primarily includes service fees charged to borrowers for transfer of loans on the secondary loan market.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(v) Revenue recognition (continued)

Revenue disaggregation analysis

The following table set forth the Group’s operating revenue from different service type:

	For the year ended December 31,
	2017		2018
	With quality assurance program	Without quality assurance program	With quality assurance program	Without quality assurance program
Loan facilitation service fees	1,467,806	1,375,481	2,404,178	515,056
Post-facilitation service fees	348,489	320,330	678,518	244,279
Other revenue
- investment management fee	24,789	—	208,471	—
- others	258,470	208,141	54,734	113,710
Changes in expected discretionary payment to IRF investors	—	(107,660)	—	68,619

	2,099,554	1,796,292	3,345,901	941,664

Contract balances

Contract assets represent the Group’s right to consideration in exchange for facilitation and post-facilitation service that the Company has transferred to the customer before payment is due. Contract liabilities represent the Group’s obligation to transfer facilitation and post-facilitation service to the customer due to received payment. The timing of revenue recognition, scheduled payments, and cash collections results in contract assets and contract liability.

Practical expedient and exemptions

The Group generally expenses sales commission when incurred for loans with a term for one year or less. These costs are recorded within sales and marketing expenses.

The Group does not disclose the value of unsatisfied performance obligation as most of the loans facilitated through its platform with an original term of one year or less.

Expected discretionary payment to investor reserve fund investors

In relation to investor reserve fund, the Group records approximately RMB107,660 as of December 31, 2017 in provision for expected discretionary payment to investors in investment programs protected by investor reserve fund investor as a reduction of revenue as such compensation is deemed beyond its legal obligations. For the year ended December 31, 2018, the Group made in total RMB39,041 payment under such provision. As of December 31, 2018, considering the improved loan performance observed and decrease in expected default rate for remaining IRF investment programs, the Group reversed the provision amounting to RMB68,619.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(v) Revenue recognition (continued)

Revenue Recognition Under ASC Topic 605

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

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(v) Revenue recognition (continued)

Revenue Recognition Under ASC Topic 605 (continued)

Revenue from Single Loans (continued)

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

Deferred revenue

Deferred revenues are derived from loan contracts with borrowers and contractual billings in excess of recognized revenue and payments received in advance of revenue recognition, which are from the borrower advance of facilitation services fee Deferred revenues represent the unamortized balance of facilitation service fee paid by borrowers, and the deferred revenues are amortized on a straight-line basis through the service period.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(w) Origination and servicing expenses

Origination and servicing expenses primarily consist of salaries and benefits of employees who facilitate loan origination, perform risk pricing, debt-collection service, customer service, data processing and data analysis.

Origination and servicing expenses-related party consist of expenses for data collection service provided by PPcredit, a related party of the Group. (See Note 11)

(x) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB349,421, RMB779,737 and RMB702,508 for the years ended December 31, 2016, 2017 and 2018, respectively, are charged to the consolidated statements of comprehensive income (loss) as incurred.

(y) General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses. General and administrative expenses include research and development expenditures, amounting to RMB114,648, RMB164,869 and RMB317,965 and share based compensation expenses, amounting to RMB nil, RMB106,152 and RMB50,319 for the years ended December 31, 2016, 2017 and 2018, respectively.

(z) Share-based compensation

The Group follows ASC Topic 718, which requires all share-based payments to employees and directors, including grants of employee stock options, to be recognized as compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. Under ASC Topic 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost is not recorded for that number of awards.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(z) Share-based compensation (continued)

In accordance with ASC Topic 718, the Group recognize share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with services conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions. Compensation cost is accrued if it is probable that a performance condition will be achieved.

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

(ab) Government grants and subsidy income

The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statement of comprehensive income (loss) in the period the cash is received. The government grants received by the Group amounting to RMB6,436, RMB1,682 and RMB53,739 for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The Group considers positive and negative evidence when determining whether a portion or all of its deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carry-forward periods, its experience with tax attributes expiring unused, and its tax planning strategies. The ultimate realization of deferred tax assets is dependent upon its ability to generate sufficient future taxable income within the carry-forward periods provided for in the tax law and during the periods in which the temporary differences become deductible. When assessing the realization of deferred tax assets, the Group has considered possible sources of taxable income including (i) future reversals of existing taxable temporary differences, (ii) future taxable income exclusive of reversing temporary differences and carry-forwards, (iii) future taxable income arising from implementing tax planning strategies, and (iv) specific known trend of profits expected to be reflected within the industry.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ac) Taxation (continued)

The Group recognizes a tax benefit associated with an uncertain tax position when, in its judgment, it is more likely than not that the position will be sustained upon examination by a taxing authority. For a tax position that meets the more-likely-than-not recognition threshold, the Group initially and subsequently measures the tax benefit as the largest amount that the Group judges to have a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority. The Group’s liability associated with unrecognized tax benefits is adjusted periodically due to changing circumstances, such as the progress of tax audits, case law developments and new or emerging legislation. Such adjustments are recognized entirely in the period in which they are identified. The Group’s effective tax rate includes the net impact of changes in the liability for unrecognized tax benefits and subsequent adjustments as considered appropriate by management. The Group classifies interest and penalties recognized on the liability for unrecognized tax benefits as income tax expenses.

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

(af) Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. The treasury shares account includes nil and 46,301,000 ordinary shares mainly for the purpose of exercise of share-based compensation plans as of December 31, 2017 and 2018, respectively.

(ag) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary’s registered capital. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended December 31, 2016, 2017 and 2018, appropriations to the general reserve amounted to RMB15,662, RMB39,428 and RMB200,916, respectively.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ah)	Recently issued accounting standards

Adoption of new accounting standards

In May 2014, the FASB issued ASU 2014-09 Revenue from Contracts with Customers (Topic 606), which will be effective January 1, 2018. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the likelihood of payment and the timing of the related transfer of goods or performance of services. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10), May (ASU 2016-12), and December (ASU 2016-20) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for this amendment is the same as those for the new revenue guidance. The Group adopted this guidance on January 1, 2018 using modified retrospective method. Please refer to Note 2(v) for detail information.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)-Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends guidance related to certain aspects of the recognition, measurement, presentation, and disclosure of financial instruments. The Group adopted this guidance on January 1, 2018 using modified retrospective method. Please refer to Note 2(l) for detail information.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address the diversity in the classification and presentation of changes in restricted cash in the statement of cash flows, by requiring entities to combine the changes in cash and cash equivalents and restricted cash in one line. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Additionally, if more than one line item is recorded on the balance sheet for cash and cash equivalents and restricted cash, a reconciliation between the statement of cash flows and balance sheet is required. The guidance is effective for interim and annual periods beginning on or after December 15, 2017 using a retrospective transition method and early adoption is permitted. The Group adopted this guidance on January 1, 2018 using retrospective method to all periods presented in the consolidated statement of cash flows. Upon adoption the restricted cash balances are now included within beginning and ending cash, cash equivalents and restricted cash in the Group’s consolidated statements of cash flows.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805)-Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The Group adopted this guidance on January 1, 2018 with no material impact on the consolidated financial statements

In February 2017, the FASB issued ASU 2017-05, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (“ASU 2017-05”), which clarifies that a financial asset is within the scope of Subtopic 610-20 if it meets the definition of an in substance nonfinancial asset. The amendments in this update also clarify that nonfinancial assets within the scope of Subtopic 610-20 may include nonfinancial assets transferred within a legal entity to a counterparty. This update is effective for fiscal years beginning after December 15, 2017, including interim reporting periods within that reporting period. Early adoption is permitted but only as of fiscal years beginning after December 15, 2016, including interim reporting periods within that reporting period. The Group adopted this guidance on January 1, 2018 with no material impact on the consolidated financial statements.

In May 2017, the FASB issued ASU 2017-09, “Compensation—Stock compensation (Topic 718): Scope of modification accounting” to clarify when to account for a change to the terms or conditions of a share-based payment award as a modification. ASU 2017-09 is effective prospectively for all companies for annual periods beginning on or after December 15, 2017, and early adoption is permitted. The Group adopted this guidance on January 1, 2018 with no material impact on the consolidated financial statements.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ah)	Recently issued accounting standards (continued)

New accounting standards not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which requires lessees to put most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. ASU 2016-02 states that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The new standard is effective for interim and annual periods beginning after December 15, 2018 and early adoption is permitted. In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842, Leases” which clarifies the use of rate implicit in the lease and requirements of lease reclassification reassessment. Further in July, 2018, FASB issued ASU 2018-11, “Leases (Topic 842): Targeted improvements” which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Group will adopt this new guidance in the first quarter of 2019. The Group does not expect the adoption of this guidance to have a significant impact on its consolidated financial statements and associated disclosure.

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13 Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a Group recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued an amendment (ASU 2018-19): Codification Improvements to Topic 326, Financial Instruments—Credit Losses, to align the implementation date for nonpublic entities’ annual fiscal statements with the implementation date for their interim financial statements and clarify the scope of the guidance in the amendments in ASU 2016-13. The Group is currently evaluating the impact of these guidance on its consolidated financial statements.

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

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure framework – changes to the disclosure requirements for fair value measurement” which modifies the disclosure requirements on fair value measurements in Topic 820 Fair Value Measurement. It also requires to add disclosures relating to changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. ASU 2018-13 is effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Group is currently evaluating the impact of this guidance on its consolidated financial statements.

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

(b) Acquisition of HB micro lending company

On August 31, 2017, the Group, through one of its subsidiaries, entered into a share purchase agreement to purchase 32% of the common shares of HB micro lending company (“HB”) on National Equities Exchange and Quotations an equity exchange market in China for a total cash consideration of RMB48.2 million. Further in October, the Group, through another subsidiary, entered into an equity pledge agreement with HB and paid cash consideration of RMB42.0 million to acquire 28% of its restricted common shares. As of December 31, 2017, the Group was able to control 60% of the voting rights of HB and has majority seats on the board of directors thus controlling HB.

In accordance with ASC Topic 805, the acquisition of HB had been accounted for as a business combination and the results of operations of HB from the acquisition date, i.e. October 31, 2017, have been included in the Group’s consolidated financial statements. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent valuation report and management’s experiences with similar assets and liabilities.

The allocation of the purchase price is as follows:

	As of acquisition date	Amortization years
	RMB
Identifiable assets acquired
Identifiable intangible asset	63,760	Indefinite
Cash	50,068
Other asset	2,337
Identifiable liabilities assumed
Deferred tax liability	(15,940)
Other liability	(393)
Goodwill	50,411
Non-controlling interest	(60,097)

Total purchase price	90,146

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

4. Loans receivable, net

Loans receivable originated and retained by the Group consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Loans	729,464	2,571,527
Allowance for loan losses	(47,670)	(240,419)

Loans receivable, net	681,794	2,331,108

The whole loans receivable balance represents the outstanding loans made to the borrowers from consolidated trusts and loans held by Shanghai Guangjian and HB, subsidiaries of the Group, as of December 31, 2018. As part of the Group’s efforts to develop new product offerings for institutional funding partners, the Group has established a series of trusts administrated by third-party trust companies. These trusts invest solely in loans on the Company’s platform to provide returns to the beneficiaries. Since the trusts only invest in loans suggested by the Company, the Company has power to direct the activities of the trusts. Also, the Company is either the sole beneficiary of some trusts or has the obligation to absorb losses or the right to receive benefits from some trusts that could potentially be significant to these trusts. As a result, the Company is considered the primary beneficiary of the trusts and their assets, liabilities, results of operations and cash flows are consolidated accordingly.

The following table sets forth the activity in the allowance for loan losses for the years ended December 31, 2016, 2017 and 2018.

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Beginning balance	5,912	1,084	47,670
Current period provision	44,178	65,299	204,442
Current period reversal	(9,473)	(18,713)	(11,693)
Release upon derecognition of loans receivable associated with a disposed subsidiary	(23,250)	—	—
Release upon disposal of loans receivable	(16,283)	—	—

Ending balance	1,084	47,670	240,419

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

4. Loans receivable, net (continued)

The following table sets forth the aging of loans as of December 31, 2017 and December 31, 2018:

	1-89 days past due	90 days or more past due	Total past due	Current	Total loans
December 31, 2017	31,308	8,381	39,689	689,775	729,464

December 31, 2018	59,685	191,990	251,675	2,319,852	2,571,527

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

	As of December 31,
	2017	2018
	RMB	RMB
Restricted cash	44,775	303,667
Accounts receivable	10,000	—
Loans receivable	647,793	2,507,878

Total assets	702,568	2,811,545

Funds payable to investors of consolidated trusts	736,963	2,808,506
Taxes payable	—	3,039
Accrued expenses and other liabilities	10,000	—

Total liabilities	746,963	2,811,545

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net revenue	(673)	(28,372)	(164,082)
Net loss	(743)	(44,396)	—

Net cash provided by (used in) operating activities	972	(16,024)	(18,008)
Net cash used in investing activities	(29,289)	(615,971)	(1,624,784)
Net cash provided by financing activities	29,433	675,654	1,901,684
Net increase in cash, cash equivalents and restricted cash	1,116	43,659	258,892
Cash, cash equivalents and restricted cash at beginning of year	—	1,116	44,775

Cash, cash equivalents and restricted cash at end of period	1,116	44,775	303,667

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

5. Prepaid expenses and other assets

Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Prepaid rental and deposits	109,327	152,974
Prepaid online marketing expenses	13,496	25,975
Advances	13,229	19,517
Interest receivables	2,045	1,947
Others	7,602	21,380

	145,699	221,793

6. Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Computer and electronic equipment	81,059	126,842
Office furniture and equipment	12,498	13,843
Leasehold improvement	45,268	55,575
Software	7,588	28,069

Total	146,413	224,329
Less: Accumulated depreciation and amortization(1)	(38,165)	(80,327)

Property, equipment and software, net	108,248	144,002

(1)	Depreciation and amortization expenses for the years ended December 31, 2016, 2017 and 2018 was RMB12,086, RMB22,555 and RMB42,162, respectively.

7. Intangible assets

Intangible assets consist of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Financing guarantee License*	—	4,600
Factoring License*	—	265
Financial Leasing License*	—	255
Micro-Lending License	63,760	63,760

Total	63,760	68,880
Less: Accumulated amortization and impairment	—	—

Intangible assets	63,760	68,880

*

The Group acquired Shenzhen Rongze Commerecial Co., Ltd, Zhongyu Financial Leasing and Zhongyisheng Financing Guarantee Co., Ltd in 2018. The acquisitions met the “single or similar asset threshold” and are not considered as business combination in accordance with ASC Topic 805.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

8. Accounts receivable and contract assets

The following table presents the accounts receivable as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivable	17,773	935,195
Allowance for doubtful accounts	—	(123,153)

Accounts receivable, net	17,773	812,042

The following table presents the aging of past-due accounts receivable as of December 31, 2017 and 2018:

	1-89 days past due	90 days or more past due	Total	Current

December 31, 2017	—	—	17,773	17,773

December 31, 2018	42,965	102,100	935,195	790,130

The following table presents the movement of provision for accounts receivable as of December 31, 2017 and 2018 respectively:

	For the Years Ended December 31,
	2017	2018
	RMB	RMB
Beginning balance	—	—
Impact due to adoption of new revenue standard	—	16,501
Current period accrual	—	106,652

Ending balance	—	123,153

The following table presents the contract assets as of December 31, 2017 and 2018:

	As of December 31,
	2017	2018
	RMB	RMB
Investment management fee for investment programs	—	110,321
Contract acquisition cost	—	1,782

	—	112,103

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

8. Accounts receivable and contract assets (continued)

The following table presents the movement of contract assets for the years ended December 31, 2017 and 2018:

	For the Years Ended December 31,
	2017	2018
	RMB	RMB
Beginning balance	—	—
Impact due to adoption of new revenue standard		53,084
Recognition of investment management fee	—	208,471
Recognition of contract acquisition cost		4,186
Settlement upon maturity of investment programs	—	(146,483)
Settlement upon fulfilment of contract		(7,155)

Ending balance	—	112,103

9. Employee benefits

The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income (loss) for such employee benefits amounted to approximately RMB64,334, RMB128,554 and RMB143,078 for the years ended December 31, 2016, 2017 and 2018, respectively.

10. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31
	2017	2018
	RMB	RMB
Accrued marketing expense	105,544	113,568
Accrued payment channel surcharges	26,053	25,728
Accrued professional service fee	21,333	31,446
Accrued technical services expense	16,854	16,510
Management fee payable to trust administrator	10,000	—
Payable for purchase of property, equipment and software	6,585	917
Others	25,245	34,350

	211,614	222,519

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

11. Related party balances and transactions

Transaction with PPcredit

Amounts incurred by the Group

	For the Years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Data collection service expense (i) .	38,297	84,362	109,666

(i)

PPcredit Data Service (Shanghai) Co., Ltd. (“PPcredit”) was founded in April 2016 by the founders of the Group to provide data collection services. The Group mainly uses PPcredit as a data provider since PPcredit was established. The price for the service is determined based on the price charged by other market participants.

Expenses paid on behalf of related party, for which the Group was reimbursed

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
PPcredit	13,526	—	—

Amounts due to related party

	As of December 31,
	2017	2018
	RMB	RMB
PPcredit	11,972	—

Amounts due from related party

	As of December 31,
	2017	2018
	RMB	RMB
PPcredit	—	2,830

In April 2016, the Group entered into a loan agreement with PPcredit, pursuant to which the Group provided a general purpose loan of RMB6 million to PPcredit, which bears no interest with a term of one year. In November 2016, another loan agreement of RMB5 million was signed between the Group and PPcredit, also with no interest in a term of one year.

The Group entered into a contract with PPcredit in January 2017 that the RMB11 million loan extended to PPcredit during 2016 was offset with the payable due to PPcredit.

The Group entered into a service contract with PPcredit of providing HR and accounting service amount to 3,286 in 2018 among which 1,000 was outstanding as of December 31, 2018. The remaining balance of due from related party is related to prepayment data collection service fee amount to 1,830.

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

The PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”), which will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. In November 2013, the local governments announced that a subsidiary of the Group was qualified as HNTE and was subject to a preferential statutory tax rate of 15% for 2013, 2014 and 2015. In 2016, the subsidiary re-applied for HNTE status and was approved the HNTE status in December 2016. Accordingly, the subsidiary continued to be taxed at a 15% rate for 2016, 2017 and 2018. Currently, the subsidiary is under process for renewal application. In January 2018, another subsidiary of the Group was approved the Software Enterprise Status. In accordance with PRC EIT Law, the subsidiary is entitled to enjoy full exemption from EIT for two years beginning with their first profitable year and a 50% reduction for the subsequent three years. The EIT law also provides for companies that qualifies as small and micro entities are eligible to apply 20% tax rate and enjoy a 50% reduction of its taxable income.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested and the remittance of the dividends will be postponed indefinitely. The Group did not record any dividend withholding tax for any of the periods presented.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

12. Taxation (continued)

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current income tax expenses	65,106	371,354	94,787
Deferred income tax benefit (expense)	(16,839)	(96,643)	56,419

Total	48,267	274,711	151,206

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2016, 2017 and 2018 and does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2018.

Aggregate undistributed earnings of the Company’s subsidiaries and VIE located in the PRC that are available for distribution at December 31, 2018 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.

The following table sets forth reconciliation between the computed expected tax expenses (benefit) rate and the effective income tax rate:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Statutory tax rate	25%	25%	25%
Research and development tax credit	(2)%	(2)%	(2)%
Effect of tax holiday*	(5)%	(6)%	(19)%
Change in valuation allowance	(9)%	—	—
Undeductable expenses	—	2%	2%
Others	—	1%	—

Effective income tax rate	9%	20%	6%

*

Although the subsidiary approved the Software Enterprise Status is entitled to enjoy full exemption from EIT for two years from 2017, it is also subject to the annual tax inspection which was finally settled in 2018. As a result, the Group reversed a total of RMB268,051 tax expenses in the fourth quarter of 2018 including RMB136,424 related to the tax expenses of 2017 and RMB131,627 related to the tax expenses for first three quarters of 2018, which were recorded as tax payable in the balance sheet.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

12. Taxation (continued)

The aggregate amount and per share effect of the tax holidays are as follows

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Tax holiday effect	30,012	153,908	460,333
Net income per share effect
- Basic	4.51	0.20	0.31

- Diluted	4.51	0.20	0.29

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets:
Contract liabilities	—	63,733
Allowance for doubtful accounts and loan provision	819	52,207
Net accumulated losses-carry forward	18,530	38,851
Payroll and welfare payable and other temporary difference	5,988	5,988
Deferred revenue	38,436	—
Quality assurance payable	35,947	2,127
Accounts receivable	34,030	—
Investor reserve fund	16,149	—

Less: valuation allowance	(21,538)	(40,143)

Total deferred tax assets	128,361	122,763

Deferred tax liabilities:
Intangible assets arisen from business combination	(15,940)	(15,940)
Contract assets	—	(16,815)
Investor reserve funds	—	(23,287)
Quality assurance payable	—	(41,799)
Change in fair value for short-term investment	—	(2,223)

Total deferred tax liabilities	(15,940)	(100,064)

Net deferred tax assets	112,421	22,699

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

12. Taxation (continued)

Movement of valuation allowances

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
At beginning of year	49,877	2,906	21,538
Current year additions	1,037	18,688	22,585
Current year reversals	(48,008)	(56)	(3,980)

At end of year	2,906	21,538	40,143

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2017 and 2018, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries.

As of December 31, 2018, total tax loss carry forwards of the Company’s subsidiaries in the PRC of approximately RMB156,508, will expire if not used between 2019 and 2023. The applicable carry-forward limitation period is 5 years under the PRC EIT law.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2017 and 2018, the Group did not have any significant unrecognized uncertain tax positions.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

13. Disposal of subsidiary

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

14. Ordinary shares and treasury stock

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

On November 10, 2017, the Company successfully completed its initial public offering on the New York Stock Exchange. The Company sold 85,000,000 Class A ordinary shares (equivalent to 17,000,000 ADS) at US$2.6 per share (equivalent to US$13.0 per ADS) for a total offering size of approximately RMB1,464.8 million (US$221.0 million). Concurrently with the initial public offering, the Company also closed a private placement with Sun Kung Kai & Co. (CP) Limited and sold 19,230,769 Class A ordinary shares at an aggregate investment amount of RMB331.4 million (US$50.0 million).

In May 2018, unanimously approved by the Board, the Company issued 30,000,000 Class A Ordinary Shares to Citi Limited which converted into 6,000,000 ADSs for exercise of share-based compensation plans. During the year ended December 31, 2018, the Company also had repurchased 12,061,272 ADS, or 60,306,360 shares, for US$67,622(RMB452,262) on the open market at a weighted average price of US$5.61 per ADS for exercise of share based compensation. These issued and repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity. As of December 31, 2018, a total of 44,005,360 treasury stock were used for exercise of option with 46,301,000 shares not in use and not outstanding.

On December 17, 2018, Maggie & Tony Limited sold 2,000,000 Class B ordinary shares, or 400,000 ADS, on the open market which were automatically transferred into Class A ordinary shares upon completion of the transaction. As of December 31, 2018, 1,533,071,169 ordinary shares have been issued at par value of US$0.00001, including (i) 874,071,169 Class A ordinary shares and (ii) 659,000,000 Class B ordinary shares.

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

The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date. The Company recognized accretion of the Preferred Shares amounted to RMB562,022, RMB3,073,471 and RMB nil for the years ended December 31, 2016, 2017 and 2018 respectively.

16. Share-based compensation

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

In October 2017, the company adopted 2017 Share Incentive Plan, or the 2017 plan, which allows the company to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the company. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of the shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the 100-for-1 share split effected by the company in October 2017. As of December 31, 2018, 7,670,000 shares options and 7,822,280 RSUs are issued under 2017 plan respectively. Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

16. Share-based compensation (continued)

Share Options

The following table sets forth the stock option shares activities under all the option plans for the years ended December 31, 2017 and 2018 is presented below after share split:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$		US$
Outstanding at December 31, 2015	66,860,000	0.0201	3.66	6,766

Granted	49,170,000	0.1260	—	—
Forfeited	(3,460,000)	0.0464	—	—

Outstanding at December 31, 2016	112,570,000	0.0650	3.37	22,688

Granted	26,610,000	0.3020	—	—
Forfeited	(7,538,200)	0.0967	—	—

Outstanding at December 31, 2017	131,641,800	0.1108	2.69	172,618

Granted	12,039,050	0.8942	—	—
Forfeited	(3,722,285)	0.1930	—	—
Expired	(300,000)	0.0040	—	—
Exercised	(44,005,360)	0.0543	—	—

Outstanding at December 31, 2018	95,653,205	0.2214	2.17	47,689

Vested and expected to vest at December 31, 2018	94,736,802	0.2213	2.17	47,245
Exercisable as of December 31, 2018	42,887,580	0.0919	1.49	26,938

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

16. Share-based compensation (continued)

1) Share based compensation of PPDAI Group Inc. (continued)

The Company did not recognize the share-based compensation expenses for the options exercisable upon the occurrence of initial public offering. Immediately upon the completion of the Company’s initial public offering, share-based compensation expenses amounting to RMB61,544 were recognized. For the years ended December 31, 2016, 2017 and 2018, total share-based compensation expenses recognized were nil , RMB65,324 and RMB44,490, respectively. As of December 31, 2018, the unrecognized compensation cost was RMB45,044. These amounts are expected to be recognized over a weighted average period of 2.17 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

The aggregate intrinsic value is calculated as the difference between the exercise prices of the options and the per-share fair value of ordinary shares of the Company of US$0.2671, US$1.422 and US$0.7200 as of December 31, 2016, 2017 and 2018, respectively.

The weighted average grant-date per-share fair value of options granted during the year ended December 31, 2017 and 2018 was US$0.2599 and US$0.7595, respectively.

The fair value of each option granted under the Company’s Incentive Shares plan was estimated on the date of grant using the binomial model that uses the assumption noted in the following table:

	Options Granted in 2016	Options Granted in 2017	Options Granted in 2018
	RMB	RMB	RMB
Risk-free interest rate	1.27%~1.35%	1.97%~2.04%	2.52%-2.75%
Expected life (in years)	5	5	5
Expected dividend yield	0%	0%	0%
Expected volatility	43.3%~44.0%	39.0%~41.9%	37.74%-38.74%
Exercise multiple	2.8	2.8	2.2-2.8

RSUs

The following table summarized the Company’s RSUs activities under all incentive plans (in US$, except shares):

	Number of RSUs	Weighted- average grant date fair value
		US$
Restricted shares	—	—
Unvested at December 31, 2017	—	—
Granted	7,822,280	1.4375
Vested	—	—
Forfeited	(270,800)	1.3233

Unvested at December 31, 2018	7,551,480	1.4416

Total share-based compensation cost for the RSUs amounted to RMB nil, nil and RMB 5,829 for the years ended December 31, 2016, 2017 and 2018, respectively. As of December 31, 2018, there was RMB 63.4 million unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 4.4 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

16. Share-based compensation (continued)

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

17. Net income (loss) per share

Basic earnings per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (‘‘EPS’’) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the years ended December 31, 2016 and 2017, stock options to purchase ordinary shares and restricted share units that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were nil, 11,302,024 on a weighted average basis, respectively. For the years ended December 31, 2016 and 2017, the Series A, Series B and Series C Preference Shares convertible into ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 733,840,400 and 631,303,796 on a weighted average basis, respectively.

Basic earnings (loss) per share and diluted earnings (loss) per share have been calculated in accordance with ASC Topic 260 on computation of earnings per share for the years ended December 31, 2016, 2017 and 2018 as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net profit attributable to PPDAI Group Inc.	501,490	1,082,983	2,469,074
Accretion on Series A convertible redeemable preferred shares redemption value	(236,662)	(1,237,274)	—
Accretion on Series B convertible redeemable preferred shares redemption value	(171,106)	(905,861)	—
Accretion on Series C convertible redeemable preferred shares redemption value	(154,254)	(930,336)	—

Net income (loss) attributable to ordinary shareholders-Basic and diluted	(60,532)	(1,990,488)	2,469,074

Denominator:
Denominator for basic and diluted loss per share Weighted-average ordinary shares outstanding
Basic	665,000,000	779,804,270	1,498,780,165

Diluted	665,000,000	779,804,270	1,599,592,231
Net income (loss) per share - Basic	(0.0910)	(2.5525)	1.6474

Net income (loss) per share - Diluted	(0.0910)	(2.5525)	1.5436

Net income (loss) per ADS - Basic	(0.4551)	(12.7627)	8.2369

Net income (loss) per ADS - Diluted	(0.4551)	(12.7627)	7.7178

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

18. Commitments and contingencies

(a) Operating lease

The Company and its subsidiaries have entered into non-cancellable operating leases covering various facilities. Future minimum lease payments under these non-cancellable leases as follows:

As of December 31,
2018
RMB
2019	58,406
2020	45,077
2021	40,221
2022	14,826
Thereafter	640

Total	159,170

The Group recorded rental expense of RMB18,923, RMB41,951 and RMB62,143 in the consolidated statement of comprehensive income (loss) during the years ended December 31, 2016, 2017 and 2018, respectively.

(b) Capital and other commitments

The Group did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2017 and December 31, 2018.

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

The Group accounts for loss contingencies in accordance with ASC Topic 450 “Contingencies” and other related guidance. Set forth below is a description of certain loss contingencies as well as the opinion of management as to the likelihood of loss.

Current PRC laws and regulations include limitations on foreign ownership in PRC companies that conduct online business. Specifically, foreign investors are not allowed to own any equity interests in any entity conducting online business. Since the Company is incorporated in the Cayman Islands, neither the Company nor its PRC subsidiary is eligible to conduct online business in China. To comply with PRC laws and regulations, the Company conducts its operations in China through a series of contractual arrangements entered into among its wholly owned PRC subsidiaries, the WOFEs, its affiliated PRC entities, the VIEs and the VIEs’ shareholders.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

18. Commitments and contingencies (continued)

(c) Contingencies (continued)

i)	VIE Arrangements

The VIEs and their subsidiaries hold the licenses that are essential to the operation of the Group’s business. In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, the WOFE and the VIEs are in compliance with existing PRC laws and regulations;(ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.

Under PRC Ministry of Commerce (“MOFCOM”) security review rules promulgated in September 2011, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investment, leases, loans, control through contractual arrangements, or offshore transactions. Management, in conjunction with its PRC legal counsel, has concluded there is no need to submit the existing contractual arrangements with its consolidated VIEs and its shareholders to the MOFCOM for national security review based upon analysis of the rules. However, there are substantial uncertainties regarding the interpretation and application of the MOFCOM security review rules, and any new laws, rules, regulations or detailed implementation measures in any form relating to such rules. Therefore, the Company cannot be assured that the relevant PRC regulatory authorities, such as the MOFCOM, would not ultimately take a contrary view to the opinion of management and the Company’s PRC legal counsel. If the MOFCOM or other PRC regulatory authority determines that the Company needs to submit the existing contractual arrangements with the VIEs and its shareholders for national security review, the Company may face sanctions by the MOFCOM or other PRC regulatory authority, which may include, among others, requiring the Company to restructure its ownership structure, discontinuation or restriction of operations in the PRC, or invalidation of the agreements that the VIEs have entered into with the VIEs and its shareholders.

In such case, the Company may not be able to operate or control business in the same manner as it currently does, and therefore, may not be able to consolidate the VIEs and their subsidiaries. In addition, the relevant regulatory authorities would have broad discretion in dealing with such violations which may adversely impact the financial statements, operations and cash flows of the Company (including restrictions on the Company to carry out business).

If the VIEs and their respective shareholders fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements, or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and may materially and adversely affect the results of operations and the financial position of the Company.

In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with the VIEs is remote.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

18. Commitments and contingencies (continued)

(c) Contingencies (continued)

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

ii)	Class Action

Starting in September 2018, the Company and certain of its current and former officers and directors, the underwriters of the Company’s initial public offering in November 2017, and the Company’s agent for the service of process in the U.S. have been named as defendants in putative securities class actions captioned Yizhong Huang v. PPDAI Group Inc., et al., Case No. 654482/2018 (New York County of the Supreme Court of the State of New York, filed on September 10, 2018) (the “Huang Case”); Ravindra Vora v. PPDAI Group Inc., et al., Case No. 654777/2018 (New York County of the Supreme Court of the State of New York, filed on September 27, 2018) (the “Vora Case”); Lai v. PPDAI Group Inc., et al. Case No. 1:2018-cv-06716 (U.S. District Court for the Eastern District of New York, filed on November 26, 2018) (the “Lai Case”); and Goyal v. PPDAI Group Inc., et al. Case No. 2:2019-cv-00168 (U.S. District Court for the Eastern District of New York, filed on January 9, 2019) (the “Goyal Case”).

These actions allege that defendants made misstatements and omissions in connection with the Company’s initial public offering in November 2017 in violation of the Securities Act of 1933. The Lai Case also advances claims under the Securities Exchange Act of 1934. On October 16, 2018, the Supreme Court of the State of New York consolidated the two state court lawsuits (the Huang Case and the Vora Case) under the caption In re PPDAI Group Securities Litigation, No. 654482/2018 (the “New York State Action”). On December 17, 2018, the plaintiffs in the New York State Action filed a consolidated amended complaint. On February 5, 2018, certain of the defendants filed a motion to stay all further proceedings in the New York State Court Action, which motion remains pending before the Court. On February 21, 2019, the U.S. District Court for the Eastern District of New York consolidated the two federal court lawsuits (the Lai Case and the Goyal Case) under the caption In re PPDAI Group Inc. Securities Litigation, No. 18-cv-6716-FB-JO (the “Federal Court Action”), appointed lead plaintiffs of the Federal Court Action, and approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and the defendants’ responsive pleadings. On April 22, 2019, plaintiffs in the Federal Court Action filed a second amended complaint against the Company, certain of its current and former officers and directors and the underwriter of the Company’s initial public offerings in November 2017. Both the New York State Action and the Federal Court Action otherwise remain in their preliminary stages. As such, the Company is currently not in a position to estimate the possible loss or possible range of loss, if any, associated with the resolution of the lawsuits.

19. Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income prior to payment of any dividends. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB3,634,673, or 60.7 % of the consolidated net assets of the Group as of December 31, 2018. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders.

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

20. Condensed financial information of the parent company

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements’ and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiaries did not pay any dividend to the Company for the year presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries” and the profit (loss) of the subsidiaries is presented as “share of profit (loss) of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. These statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017 and 2018.

	As of December 31,
	2017	2018
	RMB	RMB	US$ Note2(f)
Assets
Cash and cash equivalents	934,758	461,054	67,058
Prepaid expenses and other assets	10,350	4,798	698
Investment in and advances to subsidiaries	2,687,270	5,476,363	796,504

Total assets	3,632,378	5,942,215	864,260

Liabilities and Shareholders’ Equity
Accrued expenses and other liabilities	10,211	18,333	2,666

Total liabilities	10,211	18,333	2,666

Shareholders’ equity :
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2017 and 2018; 842,071,169 and 874,071,169 issued as of December 31, 2017 and 2018; 842,071,169 and 827,770,169 outstanding as of December 31, 2017 and 2018)	56	58	8
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2017 and 2018; 661,000,000 and 659,000,000 issued and outstanding as of December 31, 2017 and 2018)	44	44	7
Additional paid-in capital	5,951,044	5,896,017	857,540
Treasury stock (nil and 46,301,000 shares as of December 31, 2017 and 2018, respectively)	—	(332,121)	(48,305)
Non-controlling Interest			—
Statutory reserves	55,090	256,006	37,235
Accumulated other comprehensive income	14,917	58,210	8,466
Retained earnings (accumulated deficit)	(2,398,984)	45,668	6,643

Total shareholders’ equity	3,622,167	5,923,882	861,594

Total liabilities and shareholders’ equity	3,632,378	5,942,215	864,260

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

20. Condensed financial information of the parent company (continued)

Statements of comprehensive loss

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ Note 2(f)
Operating expenses
Sales and marketing expenses	—	—	(2)	—
General and administrative expenses	(8,605)	(71,189)	(57,448)	(8,355)

Profits from operations
Other income, net	8	2,515	21,183	3,081
Share of profit of subsidiaries	510,087	1,151,657	2,505,341	364,386

Net profit	501,490	1,082,983	2,469,074	359,112

Accretion on Series A convertible redeemable preferred shares to redemption value	(236,662)	(1,237,274)	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(171,106)	(905,861)	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(154,254)	(930,336)	—	—

Net profit (loss) attributable to ordinary shareholders	(60,532)	(1,990,488)	2,469,074	359,112

Statements of cash flows

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$ Note 2(f)
Net cash provided by (used in) operating activities	40	(12,178)	12,111	1,761
Net cash used in investing activities	—	(720,259)	(69,660)	(10,132)
Net cash provided by (used in) financing activities	—	1,677,222	(438,253)	(63,741)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	(13,447)	22,098	3,215

Net increase (decrease) in cash, cash equivalents and restricted cash	40	931,338	(473,704)	(68,897)
Cash, cash equivalents and restricted cash-beginning of year	3,380	3,420	934,758	135,955

Cash, cash equivalents and restricted cash-end of year	3,420	934,758	461,054	67,058

PPDAI GROUP INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

21. Subsequent events

On March 14, 2019, the Board of Directors of the Company unanimously approved a cash dividend of US$ 0.19 per ADS, payable around April 26, 2019 to shareholders of record as of the close of business April 5, 2019.

In March 2019, unanimously approved by the Board, the Company issued 17,000,000 Class A Ordinary Shares to Citi Limited which converted into 3,400,000 ADSs for exercise of share-based compensation plans.