Form 20-F
period 2019-12-31
FinVolution Group
filed 2020-04-30
CIK 1691445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from

to

Commission file number:
001-38269

FinVolution Group
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)
Building G1, No. 999 Dangui Road
Pudong New District, Shanghai 200120
The People’s Republic of China
(Address of principal executive offices)
Simon Tak Leung Ho, Chief Financial Officer
Phone: +86 21 8030 3200
Email: simon@xinye.com
Building G1, No. 999 Dangui Road
Pudong New District, Shanghai 200120
The People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing five Class A ordinary shares, par value US$0.00001 per share)	FINV	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

As of December 31, 2019, there were 1,529,436,904 ordinary shares outstanding, consisting of
943,436,904

Class A ordinary shares and
586,000,000
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
☐
    No  ☒
Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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
12b-2
of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐

				Emerging growth company	☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act.
☐
†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.
☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☐

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
☐
    No
☒
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.     Yes
☐
    No
☐

i

INTRODUCTION
Unless otherwise indicated or the context otherwise requires in this annual report on Form
20-F:
•	“ADSs” refers to our American depositary shares, each of which represents five Class A ordinary shares;

•	“average rate of transaction service fees” for a given period is computed by dividing the total amount of transaction service fees we received during the period by the total volume of loans originated on our platform during the same period. For loans funded by individual investors, the transaction service fee is collected from borrowers for our services in matching them with investors and for other services we provide over the loans’ lifecycle. For loans funded by institutional funding partners, the transaction service fee is collected from institutional funding partners and, if applicable, from third-party guarantee companies for our services in borrower introduction and preliminary credit assessment, as well as other services we provide over the loans’ lifecycle;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•	“delinquency rate” refers to the balance of the outstanding principal for loans that were 15 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149 and 150 to 179 calendar days past due as of a date as a percentage of the total outstanding balance of principal for the loans on our platform as of such date. Loans that are delinquent for 180 days or more are typically considered charged-off
and are not included in the delinquency rate calculation;

•	“investment transactions” for a given period refers to the total number of investments executed by investors on our platform whether using self-discretionary investing tool or automated investing tools or deployed through our investment programs during such period. An investor’s investment in a loan is counted as one investment transaction;

•	number of “unique borrowers” at a certain point in time refers to the cumulative number of borrowers whose loans on our platform had been funded before such point in time;

•	number of “unique borrowers” in a given period refers to the total number of borrowers whose loans on our platform were funded during such period;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.00001 per share;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•	“vintage delinquency rate” refers to (i) the total amount of principal for all the loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and then divided by (iii) the total amount of initial principal for all loans in such vintage. For purpose of this annual report, loans facilitated during a specified time period are referred to as a vintage. Loans that are delinquent for 180 days or more are included in the calculation of vintage delinquency rate; and

•	“We,” “us,” “our company,” “our” and “FinVolution” refer to FinVolution Group, its subsidiaries, variable interest entities and their respective subsidiaries, if any.

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB6.9618 to US$1.00, the noon buying rate on December 31, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 24, 2020, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.0813 to US$1.00.

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
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:
•	our mission and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online consumer finance platform market in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with investors and borrowers;

•	competition in our industry;

•	general economic and business condition in China and elsewhere; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. You should thoroughly read this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. In addition, the rapidly changing nature of the online consumer finance industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.
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

The following selected consolidated statements of comprehensive income/(loss) data and selected consolidated cash flows data for the years ended December 31, 2017, 2018 and 2019, and selected consolidated balance sheets data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page
F-1.
The following selected consolidated statements of comprehensive income/(loss) data and selected consolidated cash flows data for the year ended December 31, 2016 and selected consolidated balance sheets data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. The following selected consolidated cash flows data for the year ended December 31, 2015 are not derived from our audited consolidated financial statements. These cash flows data were restated due to our adoption of ASU 2016-18 on January 1, 2018, which requires us to retrospectively restate the statement of cash flows to include restricted cash and restricted cash equivalents. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.
The following table presents our selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2015, 2016, 2017, 2018 and 2019.

	Year Ended December 31,
	2015	2016	2017	2018 (1)	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data:
Operating revenues:
Loan facilitation service fees	164,279	911,448	2,843,287	2,919,234	3,310,875	475,577
Post-facilitation service fees	8,011	126,823	668,819	922,797	1,200,373	172,423
Net interest income (2)	4,249	41,789	31,377	256,108	1,106,669	158,963
Other revenue	25,062	170,403	491,400	376,915	344,840	49,533
Changes in expected discretionary payment to IRF investors	—	—	(107,660)	68,619	—	—

Net revenues	201,601	1,250,463	3,927,223	4,543,673	5,962,757	856,496

Operating expenses:
Origination and servicing expenses	(99,383)	(349,852)	(890,160)	(875,905)	(1,164,716)	(167,301)
Origination and servicing expenses-related party	—	(38,297)	(84,362)	(109,666)	(43,494)	(6,248)
Sales and marketing expenses	(125,439)	(352,952)	(788,291)	(710,754)	(720,333)	(103,469)
General and administrative expenses	(101,805)	(123,160)	(423,795)	(383,388)	(435,816)	(62,601)
Research and development expenses	(14,137)	(114,648)	(164,869)	(317,965)	(390,585)	(56,104)
Provision for loan receivable (2)	(5,912)	(34,705)	(46,586)	(192,749)	(299,504)	(43,021)
Provision for accounts receivable	—	—	—	(106,652)	(261,882)	(37,617)

Total operating expenses	(346,676)	(1,013,614)	(2,398,063)	(2,697,079)	(3,316,330)	(476,361)

Other income/(expenses) (3)	77,299	312,908	(171,542)	774,063	210,053	30,173

Profit before income tax expenses	(67,776)	549,757	1,357,618	2,620,657	2,856,480	410,308

Income tax expense	(4,364)	(48,267)	(274,711)	(151,206)	(481,962)	(69,230)

Net profit/(loss)	(72,140)	501,490	1,082,907	2,469,451	2,374,518	341,078

Less: Net profit/(loss) attributable to non-controlling interest shareholders	—	—	(76)	377	1,668	240
Accretion on Series A, B and C convertible redeemable preferred shares to redemption value	(108,792)	(562,022)	(3,073,471)	—	—	—

Net profit/(loss) attributable to FinVolution Group’s ordinary shareholders	(180,932)	(60,532)	(1,990,488)	2,469,074	2,372,850	340,838
Total comprehensive income/(loss) attributable to FinVolution Group	(97,137)	440,992	1,182,917	2,512,367	2,384,960	342,577

Weighted average number of ordinary shares used in computing net income/(loss) per share (4)
Basic	665,000,000	665,000,000	779,804,270	1,498,780,165	1,525,814,189	1,525,814,189
Diluted	665,000,000	665,000,000	779,804,270	1,599,592,231	1,552,423,060	1,552,423,060
Net income/(loss) per share attributable to ordinary shareholders
Net income/(loss) per share – Basic	(0.2721)	(0.091)	(2.5525)	1.6474	1.5551	0.2234
Net income/(loss) per share – Diluted	(0.2721)	(0.091)	(2.5525)	1.5436	1.5285	0.2196
Net income/(loss) per ADS (5)
Net income/(loss) per ADS – Basic	(1.3605)	(0.4551)	(12.7627)	8.2369	7.7757	1.1169
Net income/(loss) per ADS – Diluted	(1.3605)	(0.4551)	(12.7627)	7.7178	7.6424	1.0978

(1)	On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605.

(2)	We historically presented interest income, interest expenses and provision for loan receivables within the financial statement line item “net interest income (expense) and loan provision losses.” In 2019, we reclassified provision for loan receivables amounting RMB299.5 million from “net interest income (expense) and loan provision losses” in operating revenue to “provision for loan receivables” in operating expenses. The amount of provision for loan receivables that have been reclassified to conform to the current period financial statement presentation were RMB5.9 million, RMB34.7 million, RMB46.6 million and RMB192.7 million for the year ended December 31, 2015, 2016, 2017 and 2018, respectively.

(3)	The following table sets forth the breakdown of our other income/(expenses):

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Other income/(expenses)
Gain from quality assurance	42,358	99,961	5,885	510,894	98,405	14,135
Realized gain/(loss) from financial guarantee derivatives	19,549	31,999	169,103	(157,244)	31,444	4,517
Fair value change of financial guarantee derivatives	15,757	146,653	(383,061)	272,057	(56,287)	(8,085)
Gain from disposal of subsidiary	—	20,611	—	—	—	—
Other income/(expenses), net	(365)	13,684	36,531	148,356	136,491	19,606

Total other income/(expenses)	77,299	312,908	(171,542)	774,063	210,053	30,173

(4)	On October 20, 2017, we effected a
100-for-1
share split, such that our authorized share capital of US$50,000 was divided into 5,000,000,000 shares with a par value of US$0.00001 each. For the purpose of calculating net loss per share, such share split has been retroactively reflected for all periods presented herein.

(5)	Each ADS represents five Class A ordinary shares. On October 20, 2017, we effected a
100-for-1
share split, such that our authorized share capital of US$50,000 was divided into 5,000,000,000 shares with a par value of US$0.00001 each. For the purpose of calculating loss per ADS, such share split has been retroactively reflected for all periods presented herein.

The following table presents our selected consolidated balance sheet data as of December 31, 2015, 2016, 2017, 2018 and 2019.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	92,495	404,678	1,891,131	1,616,164	2,324,542	333,900
Restricted cash (1)	269,761	802,887	2,392,573	3,677,557	3,686,203	529,490
Short-term investments	34,468	260,000	1,958,910	1,694,660	114,560	16,456
Quality assurance receivable	115,484	286,812	1,152,769	2,064,366	3,649,642	524,238
Investments	—	2,428	12,234	167,501	952,833	136,866
Contract assets	—	—	—	112,103	20,555	2,952
Financial guarantee derivative assets	20,638	167,291	—	56,287	—	—

Total assets	736,920	2,147,291	8,603,663	13,142,467	18,304,456	2,629,268

Payable to platform customers	176,165	421,659	1,113,966	905,034	684,630	98,341
Quality assurance payable	125,651	473,704	2,062,844	3,819,379	4,776,153	686,051
Deferred revenue	13,680	162,896	265,094	—	—	—
Provision for payment to investor reserve fund investor	—	—	107,660	—	—	—
Contract liabilities	—	—	—	165,469	55,728	8,005
Financial guarantee derivative liabilities	—	—	215,770	—	—	—

Total liabilities	468,543	1,375,069	4,921,475	7,156,729	10,292,976	1,478,494

Total mezzanine equity	585,770	1,210,645	—	—	—	—

Total shareholders’ equity/(deficit)	(317,393)	(438,423)	3,682,188	5,985,738	8,011,480	1,150,774

(1)	The following table sets forth the breakdown of restricted cash:

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	52,863	329,549	1,058,617	2,414,449	1,473,749	211,691
Investor reserve funds	19,680	51,679	175,215	17,971	41,958	6,027
Cash received from investors and borrowers	176,165	421,659	1,113,966	905,034	684,630	98,341
Designated accounts for security deposits	—	—	—	—	390,000	56,020
Cash received via consolidated trust that has not yet been distributed	—	—	44,775	303,667	799,646	114,862
Collateral for short-term borrowings	21,053	—	—	26,000	251,853	36,176
Escrow accounts	—	—	—	10,436	44,367	6,373

Total restricted cash	269,761	802,887	2,392,573	3,677,557	3,686,203	529,490

On January 1, 2018, we adopted ASU
2016-18,
which requires us to retrospectively restate the statement of cash flows to include restricted cash and restricted cash equivalents. The following table presents our selected restated consolidated cash flow data for the years ended December 31, 2015, 2016, 2017, 2018 and 2019.

	Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	79,163	1,088,227	3,409,451	1,884,956	(215,522)	(30,958)
Net cash used in investing activities	(132,242)	(684,112)	(2,450,800)	(1,447,013)	(828,219)	(118,966)
Net cash provided by financing activities	338,045	438,701	2,132,933	530,097	1,749,512	251,301
Effect of exchange rate changes on cash, cash equivalents and restricted cash	—	2,493	(15,445)	41,977	11,253	1,618
Net increase in cash, cash equivalents and restricted cash	284,966	845,309	3,076,139	1,010,017	717,024	102,995
Cash, cash equivalents and restricted cash at beginning of year	77,290	362,256	1,207,565	4,283,704	5,293,721	760,395
Cash, cash equivalents and restricted cash at end of year	362,256	1,207,565	4,283,704	5,293,721	6,010,745	863,390

B.	Capitalization and Indebtedness

Not applicable.
C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business
We operate in China’s online consumer finance platform market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.
China’s online consumer finance industry is new and may not develop as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. China’s online consumer finance industry in general remains at a rather preliminary development stage and may not develop at the anticipated growth rate. It is possible that the PRC laws and regulations may change in ways that do not favor our development. If that happens, there may not be adequate loans facilitated on our platform and our current business model may be negatively affected. As a new industry, there are very few established players whose business models we can follow or build upon. Potential borrowers, investors and institutional funding partners may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining borrowers, investors and institutional funding partners is critical to increasing the volume of loans facilitated through our platform. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.
You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving industry. These risks and challenges include our ability to, among other things:
•	navigate an evolving regulatory environment;

•	expand the base of borrowers, investors and institutional funding partners served on our platform;

•	maintain our credit standards;

•	enhance our risk management capabilities;

•	improve our operational efficiency;

•	continue to scale our technology infrastructure to support the growth of our platform and higher transaction volume;

•	broaden our loan product offerings;

•	operate without being adversely affected by the negative publicity about the industry in general and our company in particular;

•	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;

•	cultivate a vibrant consumer finance ecosystem;

•	attract, retain and motivate talented employees; and

•	defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

If the market for our platform does not develop as we expect, if we fail to educate potential borrowers, investors and institutional funding partners about the value of our platform and services, or if we fail to address the needs of our target customers, our reputation, business and results of operations will be materially and adversely affected.
We are in the process of transforming our business model and this transformation may not be successful ultimately.
We are in the process of transforming our business model by expanding funding for loan facilitations on our platform from institutional funding partners and at the same time reducing funding from individual investors. We have ceased facilitating new loans with funding from individual investors on our platform since October 2019. As of March 31, 2020, the outstanding balance of loans invested by individual investors on our platform was RMB2.0 billion (US$0.3 billion).

In connection with this transformation, our business operations are in the process of considerable changes, such as planning to offer new products and services, adjusting our business process and model, hiring new employees and building up new departments, and collaborating with new business partners. We may experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during this transitional period. Additionally, it is uncertain whether these efforts will eventually bring us benefits as we anticipated. If we fail to achieve some or all of the expected benefits of this business transformation, our competitive position, business, financial condition and results of operations could be materially and adversely affected.
Even if our business model transformation is implemented successfully as we planned, the actual costs incurred in this process may be substantially higher than we anticipated. There might also be other issues and negative consequences arising from our business transformation such as loss of borrower base, internal control issues, changes in employee structure as well as other unexpected consequences, any of which may have a material adverse effect on our competitive position, business, financial condition and results of operations.
We started our business as an online lending information intermediary, and the laws and regulations governing online lending information intermediary industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.
Due to the relatively short history of the online lending information intermediaries in China, the PRC government has yet to establish a comprehensive regulatory framework governing such industry. Before any industry-specific regulations were introduced in mid-2015,
the PRC government relied on general and basic laws and regulations for governing the online lending information intermediaries, including the PRC Contract Law, the General Principles of the PRC Civil Law, and related judicial interpretations promulgated by the Supreme People’s Court. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.”
In July 2015, the People’s Bank of China, or the PBOC, together with nine other PRC regulatory agencies jointly issued a series of policy measures applicable to the online consumer finance industry titled the
Guidelines on Promoting the Healthy Development of Online Finance Industry
, or the Guidelines. The Guidelines formally introduced for the first time the regulatory framework and basic principles for administering online lending information services in China. Based on the core principles of the Guidelines, in August 2016, the China Banking Regulatory Commission, or the CBRC, together with three other PRC regulatory agencies jointly issued the
Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries
, or the Interim Measures. The Interim Measures, among other things, introduced a record-filing and licensing regime for the online lending information intermediaries and provided the general obligations and certain prohibited activities of the online lending information intermediaries. In February 2017 and August 2017, the CBRC issued the
Guidelines on Online Lending Funds Custodian Business
, or the Custodian Guidelines, and the
Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries
, or the Disclosure Guidelines, respectively. The Custodian Guidelines further clarified the requirement of setting up custody accounts with commercial banks for the funds of investors and borrowers held by online consumer finance platforms, while the Disclosure Guidelines further specified the disclosure requirements for online lending information service providers. Both of the Custodian Guidelines and the Disclosure Guidelines provided a rectification period for online consumer finance platforms to comply with such requirement. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on online lending information services.”

Pursuant to the Interim Measures, local financial regulatory authorities may conduct onsite inspections or inquiries from time to time and instruct us to rectify our business operations that are deemed not to be in compliance with the Guidelines or the Interim Measures. For instance, following the onsite inspection in December 2016 of Shanghai PPDai Financial Information Service Co., Ltd., or Shanghai PPDai, one of our consolidated subsidiaries, in June 2017, the financial service office of Shanghai Pudong District and two other local regulatory authorities (collectively, the “Shanghai financial regulatory authorities”) required Shanghai PPDai to rectify certain of its practices, including with respect to investor reserve funds, and in August 2017, further required Shanghai PPDai to provide certain undertakings with respect to its “business scale.” In response to the authorities’ requests, Shanghai PPDai has undertaken, among others:
(i)	to ensure that its “business scale” (which we understand, based on our communication with the authorities, refers to the outstanding balance of loans invested by individual investors facilitated by our Shanghai operations) does not exceed the total outstanding balance of loans invested through our platform as of June 30, 2017 (which amounted to RMB20.6 billion (US$3.0 billion)) until March 31, 2018 or as otherwise specified by relevant regulatory authorities in the future. As of March 31, 2020, the total outstanding balance of loans invested by individual investors facilitated by our Shanghai operations did not exceed the upper limit imposed by the authorities; and
(ii)	to change the Chinese name of our investor reserve funds by January 2018, in order to avoid giving the false impression that we were providing guarantees to investors of the investment programs protected by investor reserve funds. On January 1, 2018, we discontinued our investor reserve funds. Investors investing in our investment programs were no longer required to set aside a certain percentage of their investment amount into the investor reserve funds. The remaining balance of the investor reserve funds collected before January 1, 2018 was used to protect investors who invested in the corresponding investment programs covered by the fund.
However, we cannot assure you that these rectifications will satisfy the Shanghai financial regulatory authorities’ requirements fully. If Shanghai PPDai is required to make further rectifications, our business and financial conditions would be materially and adversely affected.
In addition, the Interim Measures introduced a record-filing and licensing regime, which requires online lending information intermediaries to register with the local financial regulatory authority, update their industrial and commercial registration with the local commercial registration authority to include “online lending information intermediary” in their business scopes, and obtain telecommunication business license from the relevant telecommunication regulatory authority. On December 8, 2017, the National Online Lending Information Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Intermediaries
, or the Circular 57, providing further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things:
•
Requirements relating to risk reserve funds.
The online lending information intermediaries shall discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds. In addition, the existing balance of risk reserve funds shall be gradually reduced.
•
Requirements to qualify for record-filing.
The Circular 57 sets forth certain requirements that online lending intermediaries have to comply with before they can be qualified for the record-filing, including: (i) online lending intermediaries shall not engage in the “thirteen prohibited actions” or violate the lending amount limit for a single investor set out in the Interim Measures after August 24, 2016, the date on which the Interim Measures was promulgated, and record-filing shall not be made before relevant businesses that are not in compliance with relevant regulations are gradually eliminated; (ii) online lending intermediaries that engage in businesses of down payment loan in purchasing real estate properties, student loan or “cash loan” are required to suspend the new loan origination, gradually eliminate the outstanding balance of the abovementioned loans, and set timelines for completing the rectification in accordance with requirements of the CBRC Circular 26 and the Circular 141; and (iii) online lending intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Online Lending Rectification Office to hold customer funds. For the online lending intermediaries that are unable to accomplish the rectification and record-filing but are continuing to participate in the online lending business, they should be subject to administrative sanctions imposed by relevant authorities, including but not limited to revoking their telecommunicating business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending information intermediaries.

•
Requirements relating to the timing of record-filing.
 The local governmental authorities shall conduct and complete acceptance inspection of the rectification with the following timetable: (i) completion of record-filing for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and timely reduction of those balance is difficult, the relevant business and outstanding balance shall be disposed and/or carved out, and record-filing shall be completed by the end of May 2018; (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties exist to complete rectification, the “relevant work” shall be completed by the end of June 2018. In August 2018, the National Online Lending Rectification Office issued the Notice on Launching Compliance Inspection on Online Lending Information Intermediaries
, or the Inspection Notice, which requires that online lending information intermediaries, internet finance associations and local online lending rectification offices conduct compliance inspections based on a checklist of 108 compliance criteria, or the Checklist, and that such inspections shall be completed by the end of December 2018. After the compliance inspection, online lending information intermediaries that comply with applicable rules and regulations are allowed to integrate their business operation systems into the industry-wide information disclosure systems and product registration systems. Upon completion of such integration, the online lending information intermediaries will be able to submit filing applications for record-filings pursuant to detailed procedures to be issued by the competent regulatory authorities.

As of the date of this annual report, detailed record-filing procedures have not been issued yet and it remains unclear when such detailed procedures for the record-filing applications will be issued. We submitted a self-inspection report as requested by the Inspection Notice and the Checklist to Association of Shanghai Internet Financial Industry, or the ASIFI, National Internet Finance Association of China, or the NIFA, and Shanghai Online Lending Rectification Office. As of the date of this annual report, we have received the rectification advice from ASIFI and some initial documentation rectification requirements from NIFA, but the feedback from Shanghai Online Lending Rectification Office is still pending. We are working closely with relevant authorities for inspection and rectification.
In December 2018, the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the
 Guidance on the Classification and Disposal of Risks of Online Lending Information Intermediaries and Risk Prevention
, or Circular 175. Circular 175 refers to normal intermediaries as large-scale online lending information intermediaries that are strictly in compliance with relevant laws and regulations and have not demonstrated any high-risk characteristics. Circular 175 reiterates relevant regulatory requirements by providing that normal intermediaries should strictly control and manage the business scale and the number of investors. Circular 175 further tightens the regulation of the industry by requiring institutions other than normal intermediaries, including shell intermediaries with no substantive operations, small-scale intermediaries, intermediaries with high risks, and intermediaries that are unable to repay investors or otherwise unable to operate their businesses, to exit the online lending information intermediary industry. We have been in the process of business model transformation and have been transitioning our investor base from individuals to institutional funding partners. As of March 31, 2020, the outstanding balance of loans invested by individual investors on our platform was RMB2.0 billion (US$0.3 billion). Before we complete our business transformation, however, our business may be materially and adversely affected if our rectification measures do not satisfy the regulatory requirements.
In 2019, the regulatory environment of the online lending information intermediary industry continued to be stringent. We noticed in November 2019 that several internet media reported that the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Guidance on Pilot Transforming Online Lending Information Intermediaries into Micro Lending Companies
, or Pilot Transforming Guidance, pursuant to which the qualified online lending information intermediaries may apply to be transformed into micro-lending companies, with operations nationwide or in a single province only. In order to be qualified for being transformed into a micro-lending company with nationwide operations, an online lending information intermediary must, among other requirements, (i) have a registered capital of no less than RMB1.0 billion, (ii) have no material violation in the existing and unsettled business, (iii) have good financial conditions, (iv) have a custodian bank system that has handled all transfers of funds between the investors and the borrowers in the past one year, (v) have no material administrative or criminal penalty imposed on it, its controlling shareholders or its principal executives in the past two years, and (vi) have good financial technology capabilities. Furthermore, the companies that have had ceased the online lending information intermediary business are unqualified for being transformed into micro-lending companies. We are unable to verify the authenticity and accuracy of those media reports. If those media reports are authentic and accurate in terms of the content of the Pilot Transforming Guidance and we decide to transform from an online lending information intermediary into a micro-lending company, Shanghai PPDai will have to make adjustments its business operations to comply with the Pilot Transforming Guidance. In addition, even if we were to make adjustments our business operations to comply with the Pilot Transforming Guidance, we could not rule out the possibility that the regulatory authorities would deny our application and Shanghai PPDai could not be transformed into a micro-lending company as expected.

In addition, on December 28, 2019, the Standing Committee of the National People’s Congress of the PRC, or the SCNPC, approved a resolution to submit the draft Civil Code of the PRC to the third annual session of the 13 th
National People’s Congress, or the NPC, for review and approval. If the draft Civil Code of the PRC is approved by the NPC, upon the effectiveness of the Civil Code of the PRC, the PRC Contract Law, the General Provisions of the PRC Civil Law, and the General Principles of the PRC Civil Law will be abolished and replaced, while their provisions will be generally incorporated into the Civil Code of the PRC with certain changes and supplements. The third annual session of the 13 th
NPC was planned to be held on March 5, 2020, which has been postponed to May 22, 2020 due to the outbreak of
COVID-19
in China. It remains unclear with respect to the final version of the Civil Code of the PRC, the timetable for enactment, and the relevant interpretations and implementations. Moreover, it remains unclear how the provisions of the Civil Code of the PRC, if enacted as proposed, will apply to our business operations. For example, pursuant to the draft of the Civil Code of the PRC published by the SCNPC on December 28, 2019, usurious loans are explicitly banned, but a clear definition or interpretation of “usurious loans” is not provided. Therefore, our business will be subject to regulatory uncertainties if the Civil Code of the PRC is enacted as proposed.
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
According to the Guidelines and the Interim Measures, intermediaries that provide online lending information services shall not engage in certain activities, including (i) fund raising for the intermediaries themselves, (ii) holding investors’ fund or setting up capital pools with investors’ fund, (iii) providing security or guarantee to investors as to the principals and returns of the investment, (iv) issuing or selling any bank’s wealth management products, assets management products of securities companies, fund products, insurance products, trust products or other financial products, (v) mismatch between investor’s expected timing of exit and the maturity date, (vi) securitization, (vii) promoting its financing products on physical premises other than through the permitted electronic channels, such as telephones, mobile phones and internet, (viii) providing loans with its own capital, except as otherwise permitted by laws and regulations; and (ix) equity crowd-funding. In addition, the Interim Measures stipulates the maximum amount that a borrower may borrow through online consumer finance platforms. The Interim Measures also requires the intermediaries that provide online lending information services to strengthen their risk management, enhance screening and verifying efforts on the borrowers’ and investors’ information, and to set up custody accounts with qualified banks to hold customer funds, and to disclose the basic information to the investors and borrowers.
Furthermore, the Circular 57 requires online lending information intermediaries to discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds and the existing balance of risk reserve funds shall be gradually reduced. In addition to the Circular 57, the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying “Cash Loan” Business
, or the Circular 141, in December 2017, outlining general requirements on the “cash loan” business conducted by, among others, online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, unsecured, and no qualification requirement on customers, among others. The Circular 141 also sets forth several general requirements with respect to “cash loan” business, including but without limitation: (i) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (ii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off
period; (iii) loans to any borrower without income sources are prohibited; (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model; (v) online lending information intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds; (vi) online lending information intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance; and (vii) in the case where a financial institution participates in the “cash loan” business, any third parties are not allowed to charge borrowers any interests or fees. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.”

On March 28, 2018, the National Internet Finance Rectification Office issued the Notice on Strengthening Rectification and Carrying Out Inspection Acceptance Work of Online Asset Management Operations
, or Circular 29, which provided that without the license or approval from the PRC financial regulatory authorities, no entity may issue or sell asset management products through the internet. The definition of “asset management product” is not provided in Circular 29. The application and interpretation of Circular 29 are ambiguous and may be interpreted and applied inconsistently between different government authorities. Any entities that violate Circular 29 may be deemed to be conducting illegal financial business operation and subject to administrative sanctions such as revoking telecommunication license, revoking business license, shutting down the business website, removing the mobile application from application stores and application distributing channels, requesting financial institutions not to provide any financial services to such entity, and even criminal liability. On April 27, 2018 the People’s Bank of China, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange issued the Guiding Opinions on Regulating the Asset Management Business of Financial Institutions
, or the New Asset Management Rule, which provides, among others, that (i) the “asset management products” includes, among others, the non-guaranteed
bank wealth management products denominated in RMB or foreign currency, trust products, asset management products issued by security companies and their subsidiaries, fund management companies and their subsidiaries, futures companies and their subsidiaries, insurance asset management institutions, financial asset investment companies; (ii)
 non-financial
institutions and individuals are not allowed to sell the asset management products as a role of an agent without the approval of the financial regulatory authorities; and (iii) “sell as a role of an agent” means recommending and selling the asset management products lawfully issued by the third-party institutions to the investors within its own sales channel. The non-financial
institutions in violation of the New Asset Management Rules to publicly advertise the asset management products through the internet may be deemed as illegal fundraising, illegal securities offering, or illegal absorbing public deposits, and subject to penalties according to the laws and regulations, including criminal liabilities.
In the operation of our consumer finance platform, borrowers on our platform are required to specify their uses of loan proceeds. To ensure a full compliance with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we have implemented various policies and procedures to conduct our business and operations. For instance,
•	we entered into a custody account arrangement with China Merchants Bank, whereby funds of borrowers and individual investors were deposited into and settled by custody accounts under its management. The custody account arrangement expired in March 2020. We will not pursue new custody account arrangements with other commercial banks since we have ceased to accept new investments from individual investors from October 2019 and are winding down investments from individual investors on our platform. The funds in the custody accounts of China Merchants Bank have been migrated to a third-party payment system managed by a third-party payment company. This third-party payment company, as opposed to a custodian bank, is currently helping us handle repayment and settlement between borrowers and individual investors for loans historically facilitated by our online lending information intermediary, which may be deemed to be a violation of the requirement that online lending information intermediaries shall set up custody accounts with a qualified bank for the funds of investors and borrowers under the Interim Measures and subject us to administrative sanctions, including without limitation, fines, warning letter, rectification order, public notice of criticism, filing the non-compliance
conducts with the public credit record system, and other penalties according to the laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services”;

•	the PRC Contract Law prohibits the deduction of interest from a loan principal in advance. Furthermore, Circular 141 also provides that online lending information intermediaries are prohibited from deducting interest, handling fee, management fee or deposit from the loan extended to borrowers in advance. With respect to our online lending information intermediary business, we previously charged transaction service fees and quality assurance fund contributions upfront but ceased this practice in early December 2017. Instead, all interests paid to investors and fees from borrowers have been collected by installments since then along with borrowers’ loan repayment. After we completely phase out the upfront transaction service fee collection model, the principal amount of each successfully matched loan will be released to the borrower in full;

•	in response to the new requirements set forth in the Circular 57, we stopped setting aside additional funds as our investor reserve funds on January 1, 2018. The remaining balance of the investor reserve funds collected before January 1, 2018 was used to protect investors who invested in the corresponding investment programs covered by the fund. As of December 31, 2019, the outstanding balance of investments covered by the investor reserve funds was nil;

•	to further comply with evolving online lending regulatory requirements, we launched a new quality assurance program in partnership with China United SME Guarantee Corporation, or Sino Guarantee, a Chinese financial services company that provides credit-enhancement services for financial products and risk-sharing services to small and medium enterprises, on February 9, 2018. The quality assurance fund for eligible loans facilitated before February 9, 2018 will continue to be managed by us to protect investors who have invested in the loans covered by the quality assurance fund. As of December 31, 2019, the outstanding balance of investments covered by Sino Guarantee was RMB4.7 billion (US$0.7 billion). We have ceased facilitating new loans with funding from the individual investors on our platform since October 2019;

•	to fully comply with the aggregated borrowing cost cap requirement specified by the Circular 141, we have made certain adjustments to some of our loan products to meet this cap requirement. We ceased to offer new handy cash loan products upon the promulgation of Circular 141 and adjusted the fee rate of standard loan products. We believe after making the adjustments on December 14, 2017, the annualized aggregated borrowing cost of all of the products on our platform have been fully complied with this aggregated borrowing cost cap requirement of 36%;

•	in the past, our investment programs allocated committed funds from multiple investors among multiple approved borrowers, which went beyond the simple one-to-one
matching between investors and borrowers and could be viewed as creating mismatch between an investor’s expected timing of exit and the maturity date, selling wealth management products, holding investors’ funds or forming a capital pool inadvertently. The PRC regulatory authorities have yet to clarify what activity is considered to form capital pools prohibited by the Interim Measures. Given (a) the customer funds were deposited in the custody accounts we opened at China Merchants Bank pursuant to the Custodian Guidelines to ensure the separation of funds of our users from funds of ours; and (b) the investors of our investment programs are able to trace their investment to each of the underlying loans of such investment programs, we believe our investment programs were not a form of capital pool prohibited by the Interim Measures. However, to further embrace the government regulations, we upgraded the investment programs in March 2018 to strictly ensure the one-to-one
matching between investors and borrowers and eliminate the possibility of mismatch and capital pool.

•	for the loan portfolios funded by our institutional funding partners, such as commercial banks, we discontinued to charge any fees from the borrowers directly. Instead, we started to collect fees mainly from our institutional funding partners and, if applicable, from third-party guarantee companies for our services; and

•	we require the borrowers to select their loan applications one of the specified permissible uses of loan proceeds, such as consumer finance, travelling, medical expenses, house improvements.

However, due to the lack of detailed implementation rules on certain key requirements of the Interim Measures and different interpretation of the Interim Measures by the local authorities, we cannot be certain that our past and existing practices would not be deemed to violate any laws, rules and regulations that are applicable to our business. For instance,
•	the past practice of our entitlement to the surplus of the quality assurance fund and investor reserve funds might be regarded by the PRC regulatory authorities as self-financing through our platform in a direct or a disguised form;

•	due to underdevelopment of an industry-wide information sharing arrangement, we cannot assure you that the aggregate amount borrowed by any borrower through our platform and other online consumer finance platforms does not exceed the borrowing limit set out by the Interim Measures;

•	our calculation of the aggregate borrowing cost of the loans on our platform might be challenged by relevant government authorities and be deemed to be incompliant with relevant rules and regulations;

•	we display financial products provided by commercial banks and securities fund selling companies on our mobile application and WeChat official account. By one click, individual investors can access the selling webpage of the banks and securities fund selling companies. As we only provide a channel for our users to purchase third-party financial products and we are not directly involved in the sales of those financial products, we do not believe that we are engaged in selling bank wealth management products or fund products on a online lending information platform, which is explicitly prohibited by the Interim Measures, or selling asset management products without license or approval, which is explicitly prohibited by Circular 29 and the New Asset Management Rules. However, we cannot assure you that relevant regulatory authorities will take the same view. If we are regarded as selling bank wealth management products or fund products on our online lending information platform or selling asset management products without license nor approval, we will be subject to relevant administrative penalties. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on online lending information services” for more details; and

•	our cooperation with institutional funding partners through one of our variable interest entities and its subsidiaries, Shanghai Zihe and Shanghai Erxu, has exposed us to and may continue to expose us to additional regulatory uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our cooperation with institutional funding partners may expose us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.”

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
Due to the lack of a comprehensive and effective regulatory framework and clear and unambiguous application and interpretation of relevant laws and regulations, our cooperation with institutional funding partners has exposed us to regulatory uncertainties. We carry out our cooperation with institutional funding partners through Shanghai Zihe and its wholly-owned subsidiary, Shanghai Erxu. Shanghai Zihe and Shanghai Erxu primarily provide services to our institutional funding partners, such as borrower referral and preliminary credit assessment, and facilitate their participation in our online lending business. These entities are not engaged in operating online lending information intermediary (or online peer-to-peer
lending) services. We do not view Shanghai Zihe or Shanghai Erxu as an “online lending information intermediary” as defined under the Interim Measures. However, we cannot assure you that regulatory authorities would take the same view and do not require Shanghai Zihe or its subsidiary to comply with various regulatory requirements on online lending information intermediaries under Circular 141. Even if regulatory authorities take the same view with us, there is no assurance that they will not expand the application of the Circular 141 and regulate Shanghai Zihe or its subsidiary as an online lending information intermediary. If Shanghai Zihe or its subsidiary is deemed to be an online lending information intermediary by relevant regulatory authorities or is required to comply with Interim Measures, we may have to register Shanghai Zihe or its subsidiary with local financial regulatory authorities and change our current business practices to comply with relevant regulatory requirements as an online lending information intermediary.
In addition, the current laws and regulations do not explicitly require any regulatory approval, record-filing, or financial license for the type of business activities conducted by Shanghai Zihe and Shanghai Erxu. However, we cannot assure you that the regulatory authorities will hold the same view as ours or the business practice of Shanghai Zihe and Shanghai Erxu will be deemed to be in full compliance with all applicable laws and regulations. Given the evolving regulatory environment of the consumer finance industry, the regulatory authorities may issue new regulatory requirements, introducing a new licensing regime to regulate the type of business activities that Shanghai Zihe and Shanghai Erxu have been carrying out. If such new regulatory rules are promulgated, we cannot assure you that we would be able to obtain such new license or other regulatory approval in a timely manner, or at all, which would materially and adversely affect our business and our ability to continue our operations. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. However, if the governmental authorities adopt a stringent regulatory framework on the online consumer finance industry in the future which may subject Shanghai Zihe or any of our PRC subsidiaries to additional requirements, such as paid-up
capital requirements, record-filing with the relevant regulators or license requirements, our business may be materially and adversely affected. It can be costly to comply with relevant laws and regulations and if our business practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well.
In addition, Circular 141 further provides that financial institutions cooperating with third parties to engage in lending businesses (i) are not allowed to outsource any core lending business operations, such as credit assessment and risk management, to third parties, (ii) are not allowed to accept any credit enhancement provided by third parties without any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks, (iii) should comply with the judicial interpretations by the Supreme People’s Court of the PRC regarding interest rates in private lending regarding the annual borrowing cost charged to a borrower, i.e. interests plus other fees, and (iv) should ensure that third parties do not collect any interests or fees from borrowers. To comply with relevant regulatory requirements, Shanghai Zihe and Shanghai Erxu have taken various measures in cooperating with our institutional funding partners. For example, Shanghai Zihe and Shanghai Erxu (i) do not collect service fees directly from the borrowers of the loans recommended to the licensed institutional funding partners; (ii) make sure that the aggregate borrowing cost does not exceed 36%; (iii) involve licensed guarantee companies to provide guarantee to institutional funding partners for certain loans; and (iv) introduce borrowers and provides preliminary credit assessment services, as opposed to core lending business operations, to our institutional funding partners. If a borrower passes our preliminary credit assessment, we will introduce such borrower to our institutional funding partners. Borrower’s loan will be funded directly by our institutional funding partners if they decide to extend loans to such borrower after their independent credit review.

However, Circular 141 is relatively new, and other relevant laws and regulations are also expected to continuously evolve in this newly emerging industry in which we operate. It remains uncertain how the regulatory authorities are going to interpret and enforce these rules. We cannot assure you that our existing cooperation with the institutional funding partners will not be deemed to violate Circular 141 or any other applicable laws, rules and regulations. For example, the regulatory environment concerning the online lending information intermediary industry has been tightening. Several provincial regulatory authorities have ordered online lending information intermediaries in those provinces to exit the market. Our institutional funding partners include third-party online lending information intermediaries. These third-party online lending information intermediaries generally match the borrowers introduced by us with investors on their platform. We cannot assure you that our cooperation with third-party online lending information intermediaries would not be deemed to be a violation of relevant regulatory requirements in these provinces. Due to such regulatory uncertainties, we have been reducing our cooperation with third-party online lending information intermediaries since the third quarter of 2019. As of December 31, 2019, the outstanding balance of loans on our platform funded by third-party online lending information intermediaries was RMB2.4 billion (US$0.3 billion).
Furthermore, we noticed in January 2020 that several internet media reported that the China Banking and Insurance Regulatory Commission was preparing to issue the Interim Measures for Commercial Banks Doing Online Lending Business
, or the Interim Measures for Banks, pursuant to which the banks may collaborate with financing guarantee companies,
e-commerce
business companies, big data companies, information technology companies and loan collection companies in various online lending business processes and activities, including but not limited to client referral, joint loan origination, risk distribution, information technology and loan collection. However, the banks may not outsource its core risk management functions, such as credit assessment, risk control, credit drawdown, payment management and post-loan management, to the third-party partners. Each of the regional banks, which is an important category of our institutional funding partners, should (i) provide online lending services primarily to its local clients, (ii) be prudent to extend loans to borrowers who reside outside its region, and (iii) take appropriate measures to monitor the business operations when serving the clients who are located outside its region. The banks may not accept risk-free guarantees, in a direct or a disguised form, provided by the third-party partners. The banks may not accept credit enhancements, in a direct or a disguised form, provided by a third-party partner without financing guarantee license or credit security insurance license. The banks shall adopt appropriate measures to monitor the use of loan proceeds. With certain limited exceptions, the Interim Measures for Banks applies to the consumer finance companies when they conduct online lending business. We are unable to verify the authenticity and accuracy of those media reports. If those media reports are authentic and accurate in terms of the content of the Interim Measures for Banks, we will have to make adjustment to our business operations to make sure we fully comply with the Interim Measures for Banks after it is officially issued in the future.
We have been in a business model transformation these years and have gradually expanded our institutional funding partner base and the volume of loans funded by our institutional funding partners in recent years. In 2018 and 2019, the volume of the loans funded by institutional funding partners amounted to RMB8.9 billion and RMB51.0 billion (US$7.3 billion), representing 14.5% and 62.0% of our total loan origination volume, respectively. As the business transformation proceeds, our institutional funding partner base will increase and our cooperation with different types of institutional funding partners will expand. As a result, the level of regulatory risks and uncertainties we face will be higher than before.
Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.
Pursuant to Circular 141, a bank, a trust management company, or a consumer financial company participating in loan facilitation transactions may not accept credit enhancement services and similar services, such as committing to assume default risks, provided by a third party which has not been licensed or approved to provide such services. In addition, pursuant to the Regulations on the Supervision and Administration of Financing Guarantee Companies
promulgated by the State Council on August 2, 2017, or the Financing Guarantee Rules, any entity operating “financing guarantee business” is required to obtain an approval from the local regulatory authorities. If any entity operates financing guarantee business without such approval, it may be subject to penalties, including termination or suspension of business, fines ranging from RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law. In October 2019, the China Banking and Insurance Regulatory Commission, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies
, or the Supplements to the Financing Guarantee Rules, which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly
settle existing
business
.

In our collaboration with institutional funding partners, we introduce borrowers to our institutional funding partners and provide our institutional funding partners with our preliminary credit assessment on the creditworthiness of such borrowers. Our institutional funding partners independently review such borrowers’ loan requests and decide whether to extend loans to such borrowers and, if yes, the maximum amount of credit available for such borrowers. To attract and maintain our cooperation with institutional funding partners, we used to provide quality assurance commitments to them primarily through (i) repurchase of default loans, and (ii) setting aside security deposits with our own funds to ensure that we have enough cash to perform our repurchase obligations if the borrowers introduced by us default. In some cases, we are also required to replenish such security deposits from time to time.
In order to reduce our compliance risks under the Circular 141, the Financing Guarantee Rules, and the Supplements to the Financing Guarantee Rules, we have engaged licensed third-party financing guarantee companies or insurance companies to provide financing guarantees or insurances to a substantial majority of the loans funded by our institutional funding partners. If any borrower defaults, a third-party financing guarantee company is obligated to repay the full overdue amount to the corresponding institutional funding partner. After the financing guarantee company repays the full overdue amount, we are obligated to purchase creditor’s right from the third-party guarantee companies at a price equal to the repayment it made to the institutional funding partner. Under certain circumstances, we also provide security deposits through third-party financing guarantee companies for loans funded by certain institutional funding partners as an additional quality assurance commitment. Apart from licensed third-party financing guarantee companies, we also cooperate with third-party insurance companies to provide quality assurance commitments to our institutional funding partners. Under this arrangement, if any borrower introduced by us defaults, our institutional funding partners are able to seek insurance compensations under the insurance policies from third-party insurance companies. If the overdue amount exceeds the insurance coverage, the remaining overdue amount will be repaid by the third-party guarantee companies engaged by us.
Despite our efforts to reduce regulatory risks, we cannot assure you that relevant regulatory authorities would not interpret or view the quality assurance commitments we provided to our institutional funding partners through third-party guarantee companies as an operation of financing guarantee business in a disguised form without approval. If relevant government authorities take the view that the quality assurance commitments we provided to our institutional funding partners through third-party guarantee companies is a provision of financing guarantee in a disguised form without approval, we would be subject to fines and/or other administrative penalties mentioned above. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.” As a result, our liquidity, business, financial condition and results of operations will be materially and adversely affected. If we do not provide quality assurance commitments to our institutional funding partners due to regulatory restrictions, we may not be able to maintain our institutional funding partner base and our liquidity, business, financial condition and results of operations will be materially and adversely affected.
In addition to engaging licensed third-party guarantee companies, we incorporated Fujian Zhiyun Financing Guarantee Company, or Fujian Zhiyun, on November 21, 2019. The establishment of Fujian Zhiyun has been approved by the Fujian Branch of Financial Administrative Bureau on November 11, 2019. In some cases, Fujian Zhiyun provides financing guarantee services directly to our institutional funding partners for the loans funded by them. Under the Financing Guarantee Regulations, the maximum amount of outstanding guarantee liabilities of a financing guarantee company may not exceed ten times of its net assets. As of March 31, 2020, the net asset of Fujian Zhiyun was RMB252.6 million (US$36.3 million). It is obvious that our own guarantee company cannot meet the needs of all of our institutional funding partners. We will have to continue to engage properly licensed third-party guarantee companies to provide quality assurance commitments to our institutional funding partners. As a result, the above regulatory risks still exist.
As of the date of this annual report, we have not been subject to any administrative penalties due to cooperating with our institutional funding partners.
As the amount of payment we are obligated to pay to third-party guarantee companies depends on the amount of default loans, we are subject to credit risks for those loans extended by our institutional funding partners to our borrowers. If we are unable to accurately assess the creditworthiness of the borrowers on our platform or if we fail to accurately anticipate and manage the delinquency rates of the loans funded by our institutional funding partners, we will not be able to maintain our credit risk exposure within acceptable parameters. If we are unable to effectively collect these delinquent loans, our liquidity, business operations, financial condition and results of operations would be materially and adversely affected.

We collaborate with third-party trust management companies to set up trusts with other investors to extend loans through these trusts to borrowers introduced by us. We may be deemed to be an illegal financial institution under such trust arrangement, which may materially and adversely affect our business and financial condition.
We collaborate with third-party trust management companies to set up trusts with other investors to extend loans to borrowers introduced by us. Under this trust arrangement, we normally invest in subordinate tranches and other investors invest in senior tranches. The
Measures for Banning of Illegal Financial Institutions and Illegal Financial Business Operations
, or the Measures for Illegal Financial Institutions, promulgated by the State Council on July 13,1998, provides that the establishment of financial institution and the operation of financial business should be subject to the approval of People’s Bank of China, or PBOC. Pursuant to the Measures for Illegal Financial Institutions, extending loans without the approval of PBOC is deemed as illegal financial business operation and the entity extending loans without the approval of PBOC is deemed as an illegal financial institution. The online consumer finance industry is new and developing rapidly, and the regulatory environment has evolved since the promulgation of the Measures for Illegal Financial Institutions. There are uncertainties as to the interpretation of the Measures for Illegal Financial Institutions as well as whether such laws and regulations are applicable to us or our business. Although the trust management companies that administrate the trusts have been licensed and approved by the financial regulatory authorities to extend loans and we believe that the trust management companies are the lenders of the loans, we cannot assure you that the financial regulatory authorities will hold the same view as ours. Our investments in the trusts may be deemed to be extending loans to the borrowers and we may be deemed to be a lender under this trust arrangement. As a result of such trust arrangement, we may be deemed to be an illegal financial institution or operating illegal financial business, which may subject us to penalties, including confiscation of illegal gains together with a fine from one time to five times of the illegal gains, or a fine of RMB100,000 to RMB500,000 if there are no illegal gains, and criminal liability if the violation constitutes a criminal offense.
In addition, the Supreme People’s Court, the Supreme Peoples’ Procuratorate, the Ministry of Public Security, and the Ministry of Justice jointly issued the
Guidance on Several Issues for Illegal Lending Regarding Criminal Case
, or the Guidance on Illegal Lending, on July 23, 2019, which provides, among others, that (i) if any entity or individual is engaged in extending loans to the unspecified public individuals consistently for the purpose of profits and without the approval from the regulatory authorities or outside its business scope, which disturbs the stability of financial markets, such entity or individual may face a criminal charge of unfair competition and may be imposed criminal liability in accordance with the applicable laws and regulations; “extending loans to the unspecified public individuals consistently” refers to extending loans to entities and individuals no less than ten times within two years; and (ii) if the actual annual interest rate of the loans extended by such entity or individual exceeds 36%, it would be deemed as an aggravated circumstance when such entity or individual face the abovementioned criminal charge of unfair competition. The Guidance on Illegal Lending is new and does not provide a clear definition to calculate the actual annual interest rate, and it is still unclear how the regulatory authorities will interpret and implement it in the future. We cannot rule out the possibility that regulatory authorities may deem our operation activities under the trust arrangements as unfair competition and impose criminal liability on us. If that happens, our business, results of operations and financial condition would be materially and adversely affected.
If we are unable to retain existing borrowers or institutional funding partners or attract new borrowers or institutional funding partners, or if we are unable to maintain or increase the volume of loans facilitated through our platform, our business and results of operations will be adversely affected.
The volume of loans facilitated through our platform has grown rapidly over the past few years. The total origination amount of loans facilitated through our platform was RMB65.6 billion in 2017, RMB61.5 billion in 2018 and RMB82.2 billion (US$11.8 billion) in 2019. To maintain the high growth momentum of our platform, we must continuously increase the volume of loans by retaining current participants and attracting more users whose financing or investment needs can be met on our platform. If there are insufficient qualified loan requests, institutional funding partners may not be able to deploy their capital or their investors’ capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient funding commitments, borrowers may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient funding commitments or if borrowers and institutional funding partners do not continue to participate in our platform at the current rates due to any change we may be required to make to the way we conduct our business to ensure compliance with existing or new PRC laws and regulations or due to other business or regulatory reasons, we might not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected. Normally the borrowers find us by downloading our mobile applications from application stores or from the pre-installed
mobile applications or submitting loan requests on our website. In response to the general regulatory environment, the operators of application stores or mobile application distributing channels may adjust their application exhibition policies or even remove our mobile applications from their application stores or distribution channels, which may materially and adversely affect our ability to engage new borrowers.

We are in the process of transforming our business model by expanding funding from institutional funding partners and at the same time reducing funding from individual investors. We have ceased facilitating new loans with funding from the individual investors on our platform since October 2019. Currently, our institutional funding partners primarily include commercial banks, consumer finance companies and trust management companies. A small portion of the loans on our platform are funded by some third-party online lending information intermediaries. Considering the regulatory uncertainties faced by the third-party online lending information intermediaries, we have been reducing our cooperation with third-party online lending information intermediaries since the third quarter of 2019. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgated new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. As of December 31, 2019, we had over 30 institutional funding partners active on our platform. The loans funded by the institutional funding partners typically have fixed terms from six to twelve months.
Our success is dependent upon our ability to maintain and expand our cooperation with institutional funding partners on reasonable commercial terms. If the governmental authorities further tighten the regulations on the online consumer finance industry, our institutional funding partners would become more selective in choosing partners for referring borrowers and facilitating loans for them. The competition we face would become even more intensely. Our cooperation with institutional funding partners is not on an exclusive basis. If we fail to continuously meet their requirements or needs, our financial institution partners may stop cooperating with us and turn to our competitors, which may also materially and adversely affect our business, financial condition and results of operations.
If our existing and new products and services do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.
We have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our existing products and services and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new products and services that incorporate additional features, improve functionality or otherwise make our platform more desirable to borrowers and investors. New products and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.
Our existing and new products and services could fail to attain sufficient market acceptance for many reasons, including:
•	borrowers may not find terms of our products, such as costs and credit limit, competitive or appealing;

•	our failure to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•	borrowers and investors using our platform may not like, find useful or agree with, any changes;

•	defects, errors or failures on our platform;

•	negative publicity about our loan products or our platform’s performance or effectiveness;

•	views taken by regulatory authorities that the new products, services or platform changes do not comply with PRC laws, regulations or rules applicable to us; and

•	the introduction or anticipated introduction of competing products by our competitors.

If our existing and new products and services do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.
Our business currently primarily focuses on the PRC market. We are currently also expanding our business in the overseas market. In June 2018, we established a subsidiary in Indonesia and have received a license for Technology and Information Based Financial Lending Institution
(peer-to-peer
lending license) from the Financial Services Authority of Indonesia in December 2019. Our overseas business operations subject us to additional risks and uncertainties. In particular, we will face complex local regulatory environment that we are not familiar with. As a result, we may incur substantial compliance costs to carry out our business operations in the overseas market and still be subject to potential litigations, regulatory proceedings, penalties or incur other costs. As we have very limited experience in operating our business in the overseas market, our products may not be accepted by users in the overseas market, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively in the overseas market. In addition, trade barriers, such as import and export restrictions, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other risks such as political instability may also expose us to additional risks and uncertainties if we expand our business in the overseas market.
Interest rates of certain of our loan products exceed the statutory interest rate limit and therefore part of the interests is not enforceable through the PRC judicial system.
According to the relevant PRC laws and regulations, in the context of lending activities between individuals, entities or other organizations that are not licensed financial institutions, if the interest rate of a loan exceeds 36% per annum, the exceeding part of the interest rate is invalid and void; if the interest rate of a loan exceeds 24% per annum but is no more than 36% per annum, the exceeding part will be treated as natural obligation—valid but not enforceable in the PRC judicial system, while the enforceability of the 24% per annum part will not be affected. In addition, on August 4, 2017, the Supreme People’s Court promulgated the
Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases
, which provides, among others, that (i) the claim of a borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high shall be supported by the PRC courts; (ii) in the context of online finance disputes, if the online lending information intermediary platforms and the lender circumvent the upper limit of the judicially protected interest rate by charging intermediary fee, it shall be ruled as invalid; and (iii) private lending transaction is defined as lending between individuals, legal persons and other organizations. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions. In December 2017, the Circular 141 promulgated by relevant PRC government authorities further clarifies that in the context of “cash loan” business operated by various types of institutions, the aggregated borrowing costs (as opposed to interest rate) of borrowers charged by “cash loan” business operators in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court, i.e. the aforesaid 24% per annum limit and the 36% per annum limit. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on online lending information services” for more details.
We calculate the aggregate borrowing cost of the loans on our online consumer finance platform on the basis of annual percentage rate, or APR. Historically, we had some loan products with aggregated borrowing costs that exceeded the 36% per annum limit. These products were mainly our (i) handy cash loan products, and (ii) a small number of standard loan products. We ceased to offer new handy cash loan products upon the promulgation of Circular 141 and adjusted the fee rate of the standard loan products. Since making the adjustments on December 14, 2017, the annualized aggregated borrowing cost of all of the products newly listed on our platform calculated on APR basis have been in full compliance with this aggregated borrowing cost cap requirement.

We also have certain loans facilitated by our platform with interest rate over 24% per annum. For the years ended December 31, 2017, 2018 and 2019, loans with interest rate over 24% totaled RMB5.1 billion, RMB8.1 billion and RMB15.2 billion (US$2.2 billion), respectively, representing 7.7%, 13.2% and 18.5% of the total loan origination volume in the respective periods. These loans have a term ranging from one month to 36 months. As of December 31, 2019, of the total outstanding balance of loans with interest rate over 24% per annum, 3.3% was 15 to 89 calendar days past due and 2.0% was 90 to 179 calendar days past due. We may continue to facilitate loans at or above the interest rate of 24% but the aggregate borrowing cost on APR basis will be no more than 36% per annum. In the event that any of such loans become delinquent, we will not be able to collect the part of interests that exceed 24% per annum through PRC judicial enforcement. As a result, the investors may suffer losses, which would damage our reputation and harm our business. Were these to happen, our reputation, results of operations and financial condition would be adversely affected.
In addition, relevant rules and regulations do not explicitly define “aggregate borrowing cost.” Based on our understanding of relevant rules and regulations, we believe that APR is a reasonable basis for calculating the aggregate borrowing cost of the loans on our platform. However, we cannot assure you that relevant regulatory authorities will share the same view, nor can we assure you that regulatory authorities will not promulgate new rules and regulations or issue new interpretations providing that the aggregate borrowing cost is calculated on a basis other than APR. If relevant regulatory authorities use a different calculation method, we may have additional loans on our platform exceeding 36% per annum or 24% per annum limit. As a result, some of our investors would suffer losses and our results of operations, business operations and reputations would also be adversely affected.
We had a net cash outflow from operating activities in 2019.
We had a net cash outflow from operating activities in 2019 primarily due to (i) an increase in quality assurance receivable of RMB1.6 billion (US$227.7 million) mainly as a result of the growth of loans facilitated on our platform that are protected by the quality assurance fund and discontinuation of our investment programs in 2019, (ii) a gain in investment in loans of RMB1.1 billion (US$159.0 million) mainly attributable to the interest income from loans held by consolidated trusts, and (iii) an increase in prepaid expenses and other assets of RMB1.1 billion (US$156.7 million) resulting mainly from increased amount of deposits as a result of transitioning to fully funded through institutional funding partners in 2019. We cannot assure you that we will always have net cash inflows and may experience negative cash flows from operating activities again in the future. Our future financial performance depends on, among other factors, our ability to continue to attract and retain borrowers and institutional funding partners, our service fee rates, loan volume on our platform, our operating expenses, the effectiveness of our credit risk management system, the accuracy of the borrower credit profile we compile, comparative interest and fee rates and loan policies of our institutional funding partners, the regulatory environment in China, market competition, and our ability to provide innovative financial services to better serve our institutional funding partners. Accordingly, you should not rely on the financial data of any past interim period or annual period as an indication of our future performance. We may not be able to achieve or sustain positive cash flow from operating activities and, if we achieve positive operating cash flow, it may not be sufficient to satisfy our anticipated capital expenditures and other cash needs.
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
Our ability to attract borrowers, investors and institutional funding partners to, and build trust in, our platform is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and likelihood of default. To conduct this evaluation, we utilize our proprietary credit assessment model, or the Magic Mirror Model, which is built based on massive data collected through various channels, and strengthened by our sophisticated artificial intelligence and advanced machine learning techniques. The Magic Mirror Model categorizes borrowers into different credit ratings according to their risk profiles, based on which our risk pricing system assigns them appropriate interest rates, credit limits and loan durations. However, the Magic Mirror Model may not effectively predict future loan losses. Subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans at a time on our platform if his or her existing loans are not in default and the total outstanding balance is within the approved credit limit for the type of loan the borrower applies for. Credit limits are set by loan products, and thus a borrower may have a credit limit for each type of loans on our platform. A borrower’s credit limit for a particular type of loan is determined considering a range of factors, including (i) the borrower’s credit level based on his or her Magic Mirror score—borrowers with better Magic Mirror credit scores are generally given higher credit limits, (ii) the borrower’s credit needs, such as the type of loans being applied for, (iii) the borrower’s credit limits and credit performance for other types of loans on our platform, and (iv) overall investment demand from investors. A new Magic Mirror credit score is generated each time a borrower applies for a loan, which may change the borrower’s credit limit for that type of loan. As such, it is possible that borrowers may take out new loans on our platform to pay off their other existing loans facilitated by us or for other purposes. Given the practical difficulty in tracking and controlling the usage of borrowed funds, we are not able to effectively prevent borrowers from “rolling over” their loans on our platform. Although the Magic Mirror Model looks less favorably upon borrowers who have high credit line utilization ratios, it may not be able to timely and accurately adjust down the credit rating assigned to a borrower if such borrower masks his or her deteriorating creditworthiness by refinancing existing loans with new loans on our platform. If we are unable to effectively classify borrowers into the relative risk categories, we may be unable to offer attractive interest rates for borrowers and returns for investors and effectively manage the default risks of loans facilitated through our platform. We continuously refine the algorithms, data processing and machine learning used by the Magic Mirror Model, but if any of these decision-making and scoring systems contain programming or other errors, are ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans.
For loans funded by our institutional funding partners, the institutional funding partners will review borrowers’ applications and may rely on our preliminary credit assessment we provide to them and then decide if to extend loans to such borrower as well as the credit limit after their independent credit review. If any data provided by borrowers or third parties are incorrect or stale or our preliminary credit assessment service is not effective, our corporation with institutional funding partners could be negatively affected. In addition, we bear credit risks for a substantial majority of the loans funded by institutional funding partners to borrowers introduced by us. If our ability to provide preliminary credit assessment is not as effective or efficient as expected, our liquidity, financial conditions and results of operations may be materially and adversely affected.
In addition, if a borrower’s financial condition deteriorates after his or her loan application is approved, we may not be able to take measures to prevent such borrower’s default and thereby maintain a reasonably low default rate for loans facilitated through our platform.

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
We currently rely on a number of strategic partners in various aspects of our business. For example, in terms of user acquisition, we acquire a significant portion of our borrowers through a limited number of online channels from a limited number of our strategic partners. We rely on certain data partners in collecting credit information of borrowers for credit scoring and fraud detections. We anticipate that we will continue to leverage strategic relationships with existing strategic partners to grow our business while pursuing new relationships with additional strategic partners.
Pursuing, establishing and maintaining relationships with strategic partners require significant time and resources as does integrating third-party data and services with our system. Our current agreements with partners generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our platform. Certain types of partners may devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with them, which could adversely affect our brand and reputation. If we cannot successfully enter into and maintain effective strategic relationships with strategic partners, our business will be harmed.
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
We refer borrowers to our institutional funding partners. The institutional funding partners will review the borrower’s application and our preliminary credit assessment, and then decide if to extend loans to such borrower as well as the credit limit after their independent credit review. Our agreements with these institutional funding partners and borrowers may be deemed as intermediary contracts under the PRC Contract Law. Therefore, if we fail to provide material information to investors and are found to be at fault, for failure or deemed failure to exercise proper care, to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the PRC Contract Law. In addition, the Interim Measures have imposed on online lending information intermediaries, including Shanghai PPDai, one of our wholly owned subsidiaries, additional obligations to verify the truthfulness of the information provided by or in relation to loan applicants and to actively detect fraud. We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a monthly basis. As the laws, regulations, rules and governmental policies governing the online consumer finance industry are relatively new, it is still unclear to what extent online consumer finance platform should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for investors as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the current laws, regulations, rules and governmental policies governing the online consumer finance industry if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.
If we fail to accurately forecast the expected payouts from our quality assurance fund mechanism or otherwise fail to utilize our quality assurance fund mechanism properly, our financial results and competitive position may be harmed.
In February 2018, we launched a new quality assurance program, or the New QAF Program, by partnering with China United SME Guarantee Corporation, or Sino Guarantee, a Chinese financial services company that provides financial guarantees for loans. The New QAF Program is managed by Sino Guarantee, as opposed to us. The quality assurance fund for eligible loans facilitated before February 9, 2018 will continue to be managed by us to protect investors who have invested in the loans covered by the quality assurance fund. We have limited experience in operating quality assurance program, by ourselves or by partnering with third parties. See “Item 4. Information on the Company—B. Business Overview—Investor Protection.” Although we have accumulated certain information on historical delinquency rates to monitor the funding sufficiency of our quality assurance fund programs, we may not be able to conduct an accurate delinquency forecast for our target borrower group. It is possible that our quality assurance fund programs might be under-funded, compared to the prevailing market practice. If our quality assurance fund programs were under-funded, investors on our platform might suffer losses of investment or lower-than-expected investment return, which could result in negative investor sentiment among investors who are not repaid in full or at all, potentially hindering our ability to retain existing investors as well as to attract new investors. Should any of the foregoing occur, our competitive position, as well our results of operations and financial condition could be materially and adversely affected. We have ceased facilitating new loans with funding from the individual investors on our platform since October 2019.
We may be deemed to use our own fund to finance certain loans and therefore subject us to regulatory risks.
The Interim Measures prohibits online finance information intermediaries from investing in loans using their own funds unless otherwise stipulated by laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.” In order to reduce outstanding balance of the loans funded by individual investors on our platform, we used quality assurance fund to repay outstanding balance of certain loans to the certain individual investors on our platform. Payouts from the quality assurance fund are made to individual investors when a borrower becomes delinquent in repaying an installment of principal and interest in the order of default date until the restricted cash balance in the quality assurance fund is reduced to nil, even though there may still be individual investors protected by the quality assurance fund. After repaying the outstanding balance of those loans, borrowers will continue to repay the remaining installments of principal and interest to our quality assurance fund. We might have more similar repayment arrangements in the future to facilitate our business transformation and our reducing of cooperation with third-party online lending information intermediaries. Such business practice might be regarded by relevant government authorities as investing in loans using our own funds, and therefore subject us to fines, penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

In addition, pursuant to the Measures for Illegal Financial Institutions, extending loans without the People’s Bank of China’s permission is deemed to be an illegal operation of financial business and the entity extending loans without the People’s Bank of China’s permission is deemed to be an illegal financial institution. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.” In connection with our quality assurance commitments provided through third-party financing guarantee companies, we purchase creditor’s right from third-party financing guarantee companies after these financing guarantee company repay the full overdue amounts to our institutional funding partners. After such purchase of creditors’ right, borrowers will continue to repay the remaining installments of principal and interest to us. We cannot rule out the possibility that relevant regulatory authorities may take the view that our such business practice constitutes an illegal operation of financial business without the People’s Bank of China’s permission and we may be deemed to be an illegal financial institution. If we were to find to violate the Measures for Illegal Financial Institutions, we would be subject to fines, penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.
Our failure to compete effectively could adversely affect our results of operations and market share.
The online consumer finance industry in China is competitive and evolving. We compete with financial products and companies that attract borrowers, investors, and institutional funding partners. We primarily compete with leading online consumer finance companies in China. In addition, with respect to borrowers, we also compete with traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies; with respect to investors and institutional funding partners, our product offerings also compete with other investment options and asset classes, such as equities, bonds, investment trust products, bank savings accounts, real estate and alternative asset classes.
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
In addition, our competitors may be better at developing new products, responding faster to new technologies and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is relatively new and fast evolving, potential investors and borrowers may not fully understand how our platform works and may not be able to fully appreciate the additional customer protections and features that we have invested in and adopted on our platform as compared to others. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. Furthermore, to the extent that our competitors are able to offer more attractive terms to our cooperation partners, such cooperation partners may choose to terminate their relationships with us. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our platform could stagnate or substantially decline, we could experience reduced revenues or our platform could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed.
We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and investors to our platform. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our platform. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers and investors in a cost-effective manner or convert potential borrowers and investors into active borrowers and investors on our platform.
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
Reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:
•	maintain the quality and reliability of our platform;

•	provide borrowers and investors with a superior experience in our platform;

•	enhance and improve our credit assessment and risk-pricing models;

•	effectively manage and resolve borrower and investor complaints; and

•	effectively protect personal information and privacy of borrowers and investors.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.
As the online consumer finance industry is a new industry in China and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has recently instituted specific rules, including the Guidelines and Interim Measures, Circular 141, Circular 57, to develop a more transparent regulatory environment for the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.” Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development in, or negative perception of, the online consumer finance industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and investors. Negative developments in the online consumer finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance platforms like us. For instance, in 2015, there were a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the online lending information industry in China. In 2019, there were a number of reports of business failures of online lending information intermediary platforms in China, including some reputable ones. Furthermore, several criminal cases were reported to be charged against certain online lending information intermediary platforms. Although the market exits of these companies may result in more healthy and stable development of the online lending information intermediary industry, to the extent borrowers or investors associate our company with these companies, they may be less willing to participate on our platform.

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
Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.
We are subject to the risk of fraudulent activity both on our platform and associated with borrowers, investors, institutional funding partners and other third parties handling borrower and investor information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, result in losses suffered by the investors, reduce the volume of loans facilitated through our platform and lead us to take additional steps to reduce fraud risk, which could increase our costs and expenses. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.
Our current level of fee rates may decline in the future. Any material reduction in our fee rates could reduce our profitability.
We earn a substantial majority of our revenues from the fees that we collect from our borrowers and institutional funding partners on the loans facilitated through our online marketplace, the fees that we charge the investors for investing in our investment programs or other value-added services and fees we charge under direct lending model and the trust arrangement model. For the fees we charged in our online lending information intermediary business, the fee rates may also be affected by a change over time in the mix of the types of products we provide to our borrowers and investors, the evolving regulatory requirements, the macroeconomic factors as well as the competition in the online consumer finance industry. For the fees we charged under our direct lending model and trust arrangement model, the fee rates may vary from different business models and institutional funding partners. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.
Fluctuations in interest rates could negatively affect transaction volume facilitated through our platform.
All loans facilitated through our platform are issued with fixed interest rates. We determine the interest rates of the loans on our platform primarily based on the market conditions and the general interest rate environment rather than by referencing to a specific benchmark rate such as LIBOR. The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment will likely increase the funding costs for our institutional funding partners, which may lead to a higher rate of return required by such institutional funding partners and thereby dampen their desire to fund borrowers on our platform. If we fail to respond to the fluctuations in interest rates in a timely manner and adjust our loan products offering, the potential and existing investors may lose potential interest returns in our platform and products and delay or reduce future loan investments, and the potential and existing borrowers may show less interest in our loan products and marketplace. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our platform, which may adversely affect our business.

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
We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers and investors, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers and investors through our platform is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and investors, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. In addition to our own collecting team, we also use certain third-party service providers for loan collection services. Aggressive practices or misconduct by any of our third-party service providers in the course of collecting loans could damage our reputation.
Any failure to comply with any existing or future laws and regulations related to data protection may subject us to civil liabilities, administrative penalties or even criminal penalties.
The regulatory framework on data collection, using, storage, and processing is relatively new and rapidly evolving, and some of them are ambiguous. In recent years, the PRC governmental authorities have strengthened the regulation of data collection, using, storage, and processing, especially for the personal data crawled from internet websites. The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated the Notice on Rectification of Illegal Collection of Personal Information on Application
, or the Notice on Illegal Collection on January 23, 2019, which requires application operators to strictly comply with the Cyber Security Law of the PRC and strengthens the personal information protection. Application operators should, among others, (i) clearly state the authorized purpose, methods and scope of the collection and usage of personal information, and obtain the consent of users for collecting and processing such users’ personal information, and (ii) establish appropriate user information protection systems with remedial measures. To further implement and interpret the Notice on Illegal Collection, the Measures on Identifying Illegality of Personal Information Collection Conducts on Application
was promulgated on November 28, 2019.
Our business depends on our employees and third-party service providers to interact with potential borrowers and investors, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. Compliance with applicable data protection laws and regulations is a rigorous and time-intensive process. For the purpose of credit assessment, we also collaborate with third-party data providers to obtain the borrowers’ credit and behavior data, with general consents from the borrowers. Although we require the third-party data providers guarantee that the data provided to us is lawfully collected and legally authorized and their collaboration with us will not violate any applicable laws and regulations, we cannot assure you that the third-party data providers would strictly comply with the applicable laws and regulation during their process of data collection, using, storage, and processing. If any of our third-party data providers fails to comply with applicable data protection laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.
We primarily rely on our
in-house
collection team to handle the collection of delinquent loans. We also engage certain third-party collection service providers to assist us with payment collection. If our or third party agencies’ primary collection methods, such as phone calls, text messages, legal letters and legal proceedings, are not as effective as they were and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease and our investors may suffer loss. In addition, we bear credit risks for a substantial majority of the loans funded by our institutional funding partners to borrowers introduced by us. If our ability to collect delinquent loans is not as effective or efficient as expected, our liquidity, financial conditions and results of operations could be materially and adversely affected.
Moreover, according to the Circular 141, delinquent loans shall not be collected by means of violence, intimidation, insult, defamation, or harassment. Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, be ordered to cease business operations, and even criminal liabilities. If the collection methods we use in collecting delinquent loans are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal conducts, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven not effective, we might not be able to maintain our delinquent loan collection rate and the investors’ confidence in our platform may be negatively affected. Furthermore, the Ministry of Public Security promulgated the
Guidance on Several Issues for Soft Violence Regarding Criminal Case
, or the Guidance on Soft Violence, on April 9, 2019, which provides that, among others, harassments by means of internet or telecommunication to disturb people’s normal life, work, production, business, and social order may be deemed as soft violence, which may be subject to criminal liabilities. In 2019, several public security authorities in different provinces took actions against some loan collection outsourcing companies, and even criminal cases were reported to be charged against some of them. We have established strict implementation policies to ensure that our collection personnel and third-party collection service providers do not engage in aggressive practices. However, our in-house
collection team is large and we cannot assure each of them would strictly comply with our policies. Furthermore, we have no direct control over the management of third-party collection service providers. If any practices by our in-house
collection team members or our third-party collection service providers were deemed by the governmental authorities as aggressive collection or soft violence, our reputation and business would be materially and adversely affected. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the transaction volumes on our platform will decrease and our business and results of operations could be materially and adversely affected.
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
Any failure by our institutional funding partners or third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.
If any of our institutional funding partners fails to comply with applicable anti-money laundering laws and regulations, it could become subject to regulatory intervention or sanction and its business may be adversely effected, which could further have a material adverse effect on our reputation, business financial condition and results of operations.
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
In addition, the Interim Measures have imposed on us the obligation of anti-money laundering and anti-terrorism financing. The Custodian Guidelines also requires online lending information intermediaries to highlight the anti-money laundering obligation in the agreement with commercial banks acting as custodian banks. Online lending information intermediaries are obligated to cooperate with custodian banks to fulfill the anti-money laundering obligations. In October 2018, the PBOC, the China Banking and Insurance Regulatory Commission, or CBIRC, and the China Securities Regulatory Commission, or CSRC, jointly issued the Anti-money Laundering and Anti-terrorism Financing Administrative Measures for Internet Finance Institution
, or Anti-money Laundering and Anti-terrorism Measures, providing that internet finance institutions are obliged to accept the anti-money laundering and anti-terrorism financing inspection conducted by the PBOC and its branches. The Anti-money Laundering and Anti-terrorism Measures also authorized the establishment of the internet finance anti-money laundering and anti-terrorism financing monitor platform, or the Monitor Platform, by the National Internet Finance Association, or NIFA under the instruction of PBOC and other financial governmental authorities to improve the online monitoring mechanism and information sharing between the institutions. To comply with the Anti-money Laundering and Anti-terrorism Measures, we are formulating policies and procedures, including internal controls and “know-your-customer” procedures and accessing the Monitor Platform. We cannot assure you that we will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to protect our platform from being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Interim Measures.

If we fail to maintain an effective system of internal controls over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of our internal control over financial reporting. As we are no longer an emerging growth company, we are subject to the requirement that an independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting.
Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
under the Exchange Act) and internal control over financial reporting (as defined in Rule
13a-15(f)
under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule
13a-15(b)
through (c) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. Our independent registered public accounting firm, PricewaterhouseCooper Zhong Tian LLP, also attested and reported our internal control over financial reporting. See the attestation report on page F-2 issued by our independent registered public accounting firm for further details. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
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

Any significant disruption in service on our platform, in our computer systems or third party service providers’ systems, including events beyond our control, could prevent us from processing or posting loans on our platform, reduce the attractiveness of our platform and result in a loss of borrowers or investors.
In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process loan applications or make funds available on our platform would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and investors. Much of our system hardware is hosted in a leased facility located in Shanghai that is operated by our IT staff. We also maintain a real-time backup system in the same facility and a remote backup system at a separate facility also located in Shanghai. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Shanghai, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.
Any interruptions or delays in our service, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and investors and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and investors to abandon our platform, any of which could adversely affect our business, financial condition and results of operations.
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
We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform and better serve borrowers and investors. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.
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
We face risks related to COVID-19 outbreaks, other health epidemics and outbreaks and natural disasters, which could significantly disrupt our operations.
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
Our business has been adversely affected by the effects of COVID-19 outbreaks. In early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had contracted the
COVID-19,
asking China residents to remain at home and to avoid gathering in public, and other actions. The
COVID-19
has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. In response to the pandemic, we made remote working arrangements and suspended business travels to ensure the safety and health of our employees. All of the above measures reduce our business operation capacity, impair our ability to collect delinquent loans, and negatively affect our operating results. The outbreak of
COVID-19
also caused an increase in default of the loans on our platform as the extension of the Chinese New Year holiday and suspension of business activities across various sectors are likely to hurt income of the borrowers on our platform. As a result, the provision for loans receivable, accounts receivable and quality assurance payable increased which negatively impacted our earnings in the first quarter of 2020. If the outbreak drags on for longer, the private enterprises, especially SMEs, could also start to encounter cash flow or operating difficulties, thus leading to a rise in unemployment and weakening loan repayment ability of borrowers on our platform and the effectiveness of our loan collection efforts. As a result of the sharp slowdown in consumption activities and the increase in default by borrowers on our platform, our loan volume also experienced a decline in the first quarter of 2020 compared to the first quarter of 2019 and the fourth quarter of 2019 due to our adoption of a more prudent approach in facilitating new loans which negatively impacted our revenue for the three months ended March 31, 2020. In addition, normal economic life throughout China was sharply curtailed during the outbreak of
COVID-19
and opportunities for discretionary consumption were extremely limited. Our results of operations could be adversely affected to the extent that any of these pandemics harms the Chinese economy in general. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease, especially the duration and severity of COVID-19 and the long-term impacts on China’s economy and our industry. As the pandemic erupts in countries and regions other than China in which we operate, these countries and regions would be affected by some or all or the above risks and resulting losses. Currently, there is no vaccine or specific anti-viral treatment for
COVID-19.
Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reimposition of restrictions. Our business and financial performance had been adversely affected by the outbreak of coronavirus in China since the beginning of 2020, and this is likely to continue throughout the current year, if not longer. In addition, our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected or even temporarily closed.

Our headquarters are located in Shanghai, where most of our directors and management and a large majority of our employees currently reside. In addition, most of our system hardware and back-up
systems are hosted in leased facilities located in Shanghai. Consequently, we are highly susceptible to factors adversely affecting Shanghai. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Shanghai, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, disruption of communications between our headquarters and overseas operations, which may materially and adversely affect our business, financial condition and results of operations.
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
Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015, 2017 and 2018 and further amended by Special Administrative Measures for the Access of Foreign Investment (Negative List) in 2019, and other applicable laws and regulations. PRC regulations impose sanctions for engaging in commercial internet information services, which is a sub-set
of value-added telecommunication business, without a value-added telecommunication service license for internet content provider, or the ICP License, and sanctions for engaging in the operation of online data processing and transaction processing, which is another sub-set
of value-added telecommunication business, without a value-added telecommunication service license for online data processing and transaction processing, or the ODPTP License. These sanctions include rectification orders and warnings from the PRC communication administrations, fines, confiscation of illegal gains, and suspension or termination of operating of the websites and mobile applications in question.
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

After the Interim Measures came into force, based on our communications with local telecommunication regulatory authorities, online lending information platforms such as us should apply for value-added telecommunication business license. However, according to the Interim Measures, an online lending information platform may initiate its application for value-added telecommunication business license only after it completes the required filing with local financial regulatory authority. In June 2017, Shanghai Financial Service Office issued a consultation draft of Implementation Measures on the Business Management of Online Lending Information Intermediaries in Shanghai. Such consultation draft sketched a proposed record-filing procedures, however, such consultation draft currently is still not formally promulgated yet and local financial regulatory authority has yet to accept the filing application for the online lending information intermediaries. As a result, we are currently unable to make the necessary filing or apply for the value-added telecommunication business license for Shanghai PPDai.
We are in the process of expanding our funding from institutional funding partners and at the same time reducing funding from individual investors. We have ceased facilitating new loans with funding from individual investors on our platform since October 2019. However, the interpretation of laws and regulations in the context of online consumer finance industry still remains uncertain, and it is unclear whether the online consumer finance service providers like Shanghai Zihe and its subsidiary are required to obtain the ICP License or the ODPTP License, or any other kind of value-added telecommunication service licenses, or the VATS Licenses. Although certain of our PRC subsidiaries have obtained the ICP License or the ODPTP License, it is still uncertain if they are the appropriate licenses for operating online consumer finance business as required by the regulatory authorities. The regulatory regime of online consumer finance industry evolves rapidly. The regulatory authorities in the future may explicitly require any of our VIEs or subsidiaries of our VIEs to obtain additional ICP Licenses, ODPTP Licenses, or issue new laws to institute a new kind of VATS License. We cannot assure you that we would be able to obtain the additional ICP License, the ODPTP License, or any new VATS License on a timely manner, or at all, which would subject us to the sanctions and materially and adversely affect our business, financial condition, results of operation and prospects.
In the opinion of our PRC counsel, Jingtian & Gongcheng Law Firm (Shanghai), our current ownership structure, the ownership structure of Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin and its subsidiaries, the ownership structure of Shanghai Manyin and Shanghai Zihe, the ownership structure of Shanghai Manyin and Shanghai Nianqiao, the ownership structure of Shanghai Manyin and Shanghai Ledao, the contractual arrangements among Shanghai Guangjian, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), Beijing Paipairongxin, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only) and the shareholders of Beijing Paipairongxin, the contractual arrangements among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe, the contractual arrangements among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao, and the contractual arrangements among Shanghai Manyin, Shanghai Ledao and the shareholders of Ledao are not in violation of existing PRC laws, regulations and rules; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect.
However, Jingtian & Gongcheng Law Firm (Shanghai) has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. For example, on March 15, 2019, the National People’s Congress enacted the
Foreign Investment Law of the PRC
, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the
Sino-foreign Equity Joint Venture Enterprise Law
, the
Sino-foreign Cooperative Joint Venture Enterprise Law
and the
Wholly Foreign-invested Enterprise Law
, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law
, which came into effect on January 1, 2020. However,
the Implementation Regulations on the Foreign Investment Law
still does not explicitly define whether contractual arrangement would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions promulgated by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our consolidated variable interest entities for a significant portion of our business operations, and such contractual arrangements may not be as effective as direct ownership in providing operational control.
We have relied and expect to continue to rely on contractual arrangements with our consolidated variable interest entities, namely, Beijing Paipairongxin, Shanghai Zihe, Shanghai Nianqiao, and Shanghai Ledao, to operate our online consumer finance platform business, including the operation of
www.ppdai.com
website and the provision of services to institutional funding partners, as well as certain other complementary businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, consolidated variable interest entities and shareholders of consolidated variable interest entities as well as other parties to the contractual arrangements may fail to fulfill their contractual obligations to us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.
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
Our consolidated variable interest entities hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. Under the contractual arrangements, our consolidated variable interest entities may not, and the shareholders of our consolidated variable interest entities may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of our consolidated variable interest entities breach the these contractual arrangements and voluntarily liquidate our consolidated variable interest entities, or our consolidated variable interest entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
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

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of
COVID-19
on the Chinese economy in 2020 is likely to be severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.
A severe or prolonged downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.
The
COVID-19
had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments, and materially and adversely affect our business, results of operations and financial condition.
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
In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBRC, and avoid conducting any non-compliant
activities under the applicable laws and regulations, such as illegal fund-raising, forming capital pool or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance platforms like us, which could materially and adversely affect our business and operations.
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
We only have contractual control over our website and mobile applications. We do not directly own the website nor mobile applications due to the restriction of foreign investment in businesses providing value-added telecommunication services in China, including internet information provision services. This may significantly disrupt our business, subject us to sanctions, compromise enforceability of related contractual arrangements, or have other harmful effects on us.
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
Our online marketplace, operated by Shanghai PPDai, a subsidiary of Beijing Paipairongxin, one of our variable interest entities, may be deemed to be providing commercial internet information services, which would require Shanghai PPDai to obtain certain value-added telecommunications business license. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on value-added telecommunication services.” Furthermore, it is uncertain if Beijing Paipairongxin, Shanghai Zihe and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.
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
We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with Beijing Paipairongxin and its shareholders and Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only), Shanghai Zihe, Shanghai Nianqiao, Shanghai Ledao and their respective shareholders in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.”

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
Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long term loan to be provided by us to a variable interest entity of our company must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and the concurrent private placement and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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
On October 23, 2019, the SAFE promulgated the
Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment
, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment
foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should comply with the 2019 Negative List and other relevant PRC laws and regulations. However, there are substantial uncertainties of the further implementation of SAFE Circular 28. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the proceeds we receive from our offshore financing activities, which may adversely affect our business, financial condition and results of operations.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. In 2019, we did not enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk” for more details. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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
Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments for some employees. The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC issued the
Reform Plan of the State Tax and Local Tax Collection Administration System
, or the Tax Reform Plan, on July 20, 2018, which provides that commencing from January 1, 2019, tax authorities would be responsible for the collection of social insurance contributions. The effect of the Tax Reform Plan is still uncertain. With respect to the underpaid employee benefits, we may be required to make supplemental contributions for these plans as well as pay late fees and fines. With respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines in relation to the underpaid employee benefits and underwithheld individual income tax, our financial condition and results of operations may be adversely affected.
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
We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As substantially all of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that FinVolution Group or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then FinVolution Group or such subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC
enterprises or 20% in the case of
non-PRC
individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC
shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ADSs.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.
We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the
Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income
, or the Double Tax Avoidance Arrangement, and Circular 81 issued by the SAT, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws. Furthermore, under the
Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties
, which became effective in August 2015, the
non-resident
enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to FinVolution HK and Bluebottle Limited, our Hong Kong subsidiaries.
We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies.
Pursuant to the
Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises
, or SAT Circular 698, issued by the SAT in 2009 with retroactive effect from January 1, 2008, where a non-resident
enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident
enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.
On February 3, 2015, the SAT issued a
Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises
, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698 (Article V and Article VI). SAT Public Notice 7 extends its tax jurisdiction to not only Indirect Transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident
enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident
enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferor should be subject to withholding of applicable taxes, currently at a rate of 10%. Both the transferor and the PRC entity that directly owns the taxable assets, or the Withholding Agent, may be subject to penalties under PRC tax laws if the Withholding Agent fails to withhold the taxes and the transferor fails to pay the taxes.

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
Our independent registered public accounting firm that issues the audit report included in our annual report filed with the U.S. Securities and Exchange Commission, or the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the People’s Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. In a statement issued on December 9, 2019, the SEC reiterated concerns over the inability of the PCAOB to conduct inspections of the audit firm work papers with respect to U.S.-listed companies that have operations in China, and emphasized the importance of audit quality in emerging markets, such as China. On April 21, 2020, the SEC and the PCAOB issued a new joint statement, reminding investors that in many emerging markets, including China, there is substantially greater risk that disclosures will be incomplete or misleading and, in the event of investor harm, substantially less access to recourse in comparison to U.S. domestic companies, and stressing again the PCAOB’s inability to inspect audit work papers in China and its potential harm to investors. However, it remains unclear what further actions the SEC and PCAOB will take to address the problem.
Inspections of other firms that the PCAOB has conducted outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our consolidated financial statements.
As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the NASDAQ of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of the ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted.
If additional remedial measures are imposed on the “big four”
PRC-based
accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging such firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.
Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between the United States and Chinese law. Specifically, for certain United States listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese accounting firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law they could not respond directly to the United States regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month
bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms.
Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019.
In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, United States listed companies and the market price of the ADSs may be adversely affected.
If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our consolidated financial statements, our consolidated financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.
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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:
•	regulatory developments affecting us, our users, or our industry;

•	conditions in the online consumer finance industries;

•	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

•	changes in the economic performance or market valuations of other online consumer finance platforms;

•	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

•	additions to or departures of our senior management;

•	detrimental negative publicity about us, our management or our industry;

•	fluctuations of exchange rates between the RMB and the U.S. dollar;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived potential sales of additional ordinary shares or ADSs.

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
Our board of directors declared dividends in March 2019 and March 2020. We may continue to declare and pay dividends in the future if our operating conditions allow. Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts at they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2020, we had 942,723,759 Class A ordinary shares and 586,000,000 Class B ordinary shares outstanding. Among these Class A ordinary shares, 739,772,010 Class A ordinary shares are represented by ADS. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the
180-day
lock-up
period beginning from the date of our initial public offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up
period at the discretion of the representatives of the underwriters of our initial public offering. To the extent shares are released before the expiration of the lock-up
period and sold into the market, the market price of our ADSs could decline.
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
There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination
of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.
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
We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares beneficially own 92.6% of the aggregate voting power of our company as of March 31, 2020. As a result, the existing holders of our Class B ordinary shares will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price or the opportunity to receive a premium for their shares as part of a sale of our company. These shareholders may also take actions that are not in the best interest of us or our other shareholders even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
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
We first adopted our stock option plan, or the 2013 Plan, in June 2013 for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2013 Plan was later amended and restated several times. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2013 Plan, we are authorized to grant options to purchase ordinary shares of our company. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2013 Plan is 221,917,800. As of March 31, 2020, options to purchase 128,947,730 Class A ordinary shares were granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 104,272,265 Class A ordinary shares underlying those options were issued and outstanding.
In October 2017, we adopted another share incentive plan, or the 2017 Plan. Under the 2017 Plan, we are authorized to grant options, restricted shares, and restricted share units to employees, officers, directors and individual consultants who render services to us. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000. As of March 31, 2020, options to purchase 6,455,000 Class A ordinary shares had been granted and were outstanding under the 2017 Plan and 687,500 Class A ordinary shares underlying those options were issued and outstanding. As of March 31, 2020, 16,023,345 restricted share units had been granted (excluding those cancelled, forfeited or expired) and 4,396,685 Class A ordinary shares underlying these restricted share units had been issued.
As a result, we incurred RMB42.3 million (US$6.1 million) share-based compensation expenses relating to options granted under the 2013 Plan and the 2017 Plan in 2019. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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
We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entities (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entities (including their respective subsidiaries, if any) for United States federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in future taxable years.

While we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our ADSs, fluctuations in the market price of our ADSs may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets, which may be affected by how, and how quickly, we use our liquid assets. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our variable interest entities for United States federal income tax purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year. In addition, it is possible that the IRS may challenge our classification of certain income and assets as non-passive,
which may result in our company being a PFIC for the taxable year ended December 31, 2019 or becoming a PFIC in one or more future taxable years.
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
We will incur increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”
As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, impose various requirements on the corporate governance practices of public companies. We ceased to qualify as an “emerging growth company” pursuant to the JOBS Act as we became a large accelerated filer as defined in Exchange Act Rule
12b-2
in our last fiscal year, and we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a result of becoming a public company, we will need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.
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

We commenced our online consumer finance platform business in June 2007 through Shanghai Daifeng. In January 2011, we relocated to Zhangjiang
Hi-Tech
Park in Pudong, Shanghai and starting then, our business operations gradually migrated from Shanghai Daifeng to another operating entity located in Zhangjiang
Hi-Tech
Park, Shanghai Xiazhong Information Technology Co., Ltd., which later changed its name to Shanghai PPDai Financial Information Service Co., Ltd.
During the period between June and August 2012, we formed our offshore corporate structure to facilitate offshore financing. In June 2012, we incorporated PPDAI Group Inc. under the laws of the Cayman Islands as our holding company and incorporated PPDAI (HK) LIMITED as its wholly-owned subsidiary, which was renamed as FinVolution (HK) Limited, or FinVolution HK, in November 2019. In August 2012, Beijing Prosper Investment Consulting Co., Ltd., or Beijing Prosper, was incorporated as a wholly-owned PRC subsidiary of FinVolution HK, through which we obtained control over Shanghai PPDai and Beijing Paipairongxin Investment Consulting Co., Ltd., or Beijing Paipairongxin, a company incorporated in June 2012, based on two separate sets of contractual arrangements, including the equity pledge agreements, the business operation agreements, the power of attorneys, the option agreements, and the exclusive technology consulting and service agreements. In July 2014, following a restructuring, Shanghai PPDai became a wholly-owned subsidiary of Beijing Paipairongxin. We then subsequently terminated our contractual arrangements with Shanghai PPDai and its shareholders, and entered into an amended and restated exclusive technology consulting and service agreement with Shanghai PPDai and Beijing Paipairongxin.
In August 2015, we established Wuxi PPDai Financial Information Service Co., Ltd., or Wuxi PPDai, to provide customer services. In January 2016, we established Shanghai Paifenle Internet Technology Co., Ltd. to operate business related to our consumption loan products. The business operated by Shanghai Paifenle Internet Technology Co., Ltd. was discontinued in early 2018. In December 2016, we established Hefei PPDai Information Technology Co., Ltd., or Hefei PPDai, as another entity to provide customer services with a focus on loan collection. The business previously operated by Wuxi PPDai was gradually migrated to Hefei PPDai and other entities.
In June 2017, Shanghai Guangjian Information Technology Co., Ltd., or Shanghai Guangjian was incorporated as a wholly-owned PRC subsidiary of FinVolution HK. Shortly after its incorporation, Shanghai Guangjian established a wholly-owned subsidiary, Shanghai Shanghu Information Technology Co., Ltd., or Shanghai Shanghu. In June 2017, Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin entered into a new set of contractual arrangements, including an equity pledge agreement, a business operation agreement, a power of attorney, an option agreement and an exclusive technology consulting and service agreement, replacing the previous contractual arrangements among Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin. Based on the new set of contractual arrangements, we continue to have control over Beijing Paipairongxin and Shanghai PPDai through Shanghai Guangjian. In March 2018, we restated the contractual agreements among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Paipairongxin.”
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
In April 2018, Shanghai Erxu Information Technology Co., Ltd., or Shanghai Erxu, was incorporated as a wholly-owned PRC subsidiary of Shanghai Zihe to operate business related to loan facilitation services.
In August 2018, Shanghai Nianqiao Information Technology Co., Ltd., or Shanghai Nianqiao, was incorporated by Mr. Zhouhao Gu, a family relative of Shaofeng Gu, and Ms. Xiumeng Chen, a family relative of Jun Zhang. In January 2019, Shanghai Ledao Information Technology Co., Ltd., or Shanghai Ledao, was incorporated by Mr. Yejun Jiang, a family relative of Honghui Hu, and Mr. Lizhong Chen, a family relative of Tiezheng Li. We entered into two sets of contractual arrangements through Shanghai Manyin with (i) Shanghai Nianqiao and the shareholders of Shanghai Nianqiao on November 29, 2018, and (ii) Shanghai Ledao and the shareholders of Shanghai Ledao on January 14, 2019, respectively, through which we obtained effective control over the operations of Shanghai Nianqiao and Shanghai Ledao.
In November 2019, Fujian Zhiyun Financing Guarantee Co., Ltd., or Fujian Zhiyun, was incorporated as a wholly-owned PRC subsidiary of Shanghai PPDai. Fujian Zhiyun provides financing guarantees services to our institutional funding partners for loans funded by them to the borrowers introduced by us.
In November 2019, the name of the Company was changed from “PPDAI Group Inc.” to “FinVolution Group” and that “信也科技” was adopted as the dual foreign name of the Company. In addition, the Company’s ticker symbol on the New York Stock Exchange was also changed from “PPDF” to “FINV.”
B.	Business Overview

We are a leading online consumer finance platform in China with strong brand recognition. Launched in 2007, we are a pioneer in China’s online consumer finance industry connecting borrowers, whose needs are unserved or underserved by traditional financial institutions, with investors and financial institutions. As of December 31, 2019, we had over 105.9 million registered users.
We strategically focus on serving borrowers between ages of 20 and 40, the young generation that is typically more receptive to internet financial services and is poised to become the major driving force of China’s consumer finance market. Our borrowers are primarily acquired online and stretch across a large number of cities and counties in China. We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platform. In 2018 and 2019, loans originated on our platform had an average principal amount of RMB3,281 and RMB3,267 (US$469.3), respectively, and an average term of 9.4 months and 8.7 months, respectively. Borrowers come to our platform for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2018 and 2019, 73.6% and 78.1% of the total loan volume originated on our platform was generated from repeat borrowers who had at least one drawdown before, respectively.
Our platform appeals to individual investors and institutional funding partners by offering a wide spectrum of investment options. We provide our individual investors and institutional funding partners with an opportunity to invest in an emerging asset class—consumer loans—and achieve attractive returns. Individual investors may subscribe to loans based on the profiles of approved borrowers listed on our platform, use automated investing tools specifically designed to improve their investment efficiency, or enroll in investment programs that offer greater convenience in making investments. Institutional funding partners may extend loans to borrowers that we introduce to them, relying on the preliminary credit assessment services as well as other services we provide to them. We offer attractive risk-adjusted returns supported by a set of risk management procedures and implement protection mechanisms to control and mitigate investors’ risk exposure.
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

Currently, our business primarily focuses on the PRC market. We are also expanding our business in the overseas markets, including Indonesia. For example, in June 2018, we established a subsidiary in Indonesia and have received a license for Technology and Information Based Financial Lending Institution
(peer-to-peer
lending license) from the Financial Services Authority of Indonesia in December 2019. As of December 31, 2019, we have only generated little revenues from the overseas markets.
We generate revenues primarily by collecting transaction service fees. For loans funded by individual investors, we collect transaction service fees from borrowers for our services in matching them with investors and for other services we provide over the loans’ lifecycle. For loans funded by institutional funding partners, we collect transaction service fees primarily from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Our operating revenues grew from RMB3.9 billion in 2017 to RMB4.5 billion in 2018 and further to RMB6.0 billion (US$856.5 million) in 2019. A substantial portion of our operating revenues for these periods were attributable to fees collected from borrowers. Our net profit increased from RMB1.1 billion in 2017 to RMB2.5 billion in 2018, and was RMB2.4 billion (US$341.1 million) in 2019.
Our Users
Borrowers
Since our inception and up to December 31, 2019, we have facilitated loans connecting over 17.9 million borrowers from 96% of the cities and counties in China with investors. In 2018 and 2019, over 80% of our borrowers are between 20 and 40 years of age. We strategically target the young generation in general and cultivate customer loyalty, aiming to capture the vast growth opportunities as our borrowers enter into different stages of their lives and qualify for higher credit limits. The number of unique borrowers were approximately 8.7 million in 2017, 6.8 million in 2018 and 6.7 million in 2019.
Our platform features a high proportion of repeat borrowers. We have an active repeat borrower base and our borrowers tend to borrow more on our platform over time. Out of the total loan volume facilitated through our platform in 2017, 2018 and 2019, 68.9%, 73.6% and 78.1%, respectively, was generated from repeat borrowers who had successfully borrowed on our platform before.
Individual investors and institutional funding partners
When we started our business, our investor base only included individual investors. We expanded our investor base to cover institutional funding partners for the first time in August 2014 and have been more actively and systematically expanding such type of investor base since 2018. Accordingly, the proportion of loan origination volume funded by institutional funding partners increased more significantly since the second half of 2018. In 2019, we further increased funding for loans on our platform from institutional funding partners and gradually reduced funding from individual investors. In October 2019, we completely ceased to accept new funding from the individual investors for loans on our platform.
As of December 31, 2017, 2018 and 2019, we had 559,760, 667,738 and 712,750 cumulative individual investors, respectively. The number of individual investors invested through our platform was 307,835 in 2017, 249,635 in 2018 and 160,373 in 2019. Average investment amount per individual investor was RMB149,252 in 2017, RMB163,508 in 2018, and RMB145,562 (US$20,908.7) in 2019.
As of December 31, 2019, we had over 30 institutional funding partners active on our platform. In 2019, the proportion of loans facilitated by institutional funding partners to total loan origination volume increased to 62.0% from 14.5% in 2018. The loan origination volume facilitated by institutional funding partners increased significantly by 473.0% to RMB51.0 billion in 2019 from RMB8.9 billion in 2018. Currently, we primarily cooperate with commercial banks, consumer finance companies and trust management companies to diversify the funding sources on our platform.

In 2019, out of the total loan volume facilitated by us, loans funded by individual investors and institutional funding partners amounted to RMB31.2 billion (US$4.5 billion) and RMB51.0 billion (US$7.3 billion), respectively. As of December 31, 2019, the outstanding balance of loans invested by individual investors on our platform was RMB5.2 billion (US$0.7 billion), and the outstanding balance of loans funded by institutional funding partners on our platform was RMB24.0 billion (US$3.4 billion).
Our Products and Services
Loan services offered to borrowers
Our platform primarily offers standard loan products. We do not require security for loan products on our platform and generally provide loan applicants with a credit decision in around 10 minutes of application for first-time applicants and in as little as one minute for repeat borrowers. Approved borrowers typically receive loan disbursements within 24 hours following the loan listing, and in 2019, over 79.8% of total number of loans facilitated through our platform were funded within two hours. We believe these features are essential to meeting borrowers’ often imminent financing needs. Subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans on our platform if the aggregate outstanding principal amount does not exceed such borrower’s credit limit for the type of loans the borrower applies for.
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
Depending on the credit assessment result, a borrower may be eligible to apply for a loan within the approved credit limit for a term ranging from one month to 36 months. The average loan amount for our standard loan products was RMB2,926 in 2017, RMB3,266 in 2018 and RMB3,250 (US$466.8) in 2019. Different credit limits and borrowing costs are applicable to different tiers of borrowers based on their respective credit scores. Borrowers’ borrowing cost for taking out a standard loan on our platform include loan interest to be paid to individual investors or institutional funding partners, a transaction service fee for our services for loans funded by individual investors, and, under certain circumstances, a quality assurance fund contribution for investor protection purpose or a guarantee service fee for services provided by financing guarantee companies. All of our standard loan products feature fixed monthly repayments, consisting of principal, interest and, where applicable, quality assurance fund contribution or guarantee service fee. Borrowers of our standard loan products may make prepayments without incurring penalties. See “—Our Platform and Transaction Process” for information on payment processing. In 2017, 2018 and 2019, the origination amount of our standard loan products totaled RMB54.9 billion, RMB60.4 billion and RMB81.5 billion (US$11.7 billion), representing 83.7%, 98.3% and 99.1%, respectively, of the total amount of the loans that were made through our platform.
Consumption loan products
We used to offer consumption loan products on our platform through cooperation with retail stores to customers for their purchases of electronic appliances. The principal amount of our consumption loan products had varied in the range depending on the price of electronic products. Consumption loan products could have a term of 9, 12, 15, 18 or 24 months. We ceased to offer new consumption loan products in December 2017. As of December 31, 2019, the outstanding balance of our existing consumption loan products was nil.
Other loan products
In addition, we have offered other products and will continue to develop new products from time to time. For example, we cooperate with several third parties to offer their customers loan products similar to our standard ones but with varied features, such as more preferential interest rates. In implementing our strategy of expanding loan product offerings, we have developed and are developing new loan products. In 2017, 2018 and 2019, origination amounts of our other loan products totaled RMB2.9 billion, RMB1.1 billion and RMB0.7 billion (US$0.1 billion), accounting for 4.4%, 1.7% and 0.9%, respectively, of the total amount of the loans facilitated on our platform. As our business develops, we will continue to expand our loan product offerings to meet demands from different tiers of borrowers.

Investment services offered to individual investors
Our online lending information intermediary business used to provide investment options that cater to the needs of individual investors who prefer to proactively manage their investments as well as individual investors who want to rely on the tools we offer to allocate and manage their investments. We ceased to offer new investment services to individual investors on our platform in October 2019. As of December 31, 2019, the outstanding balance of loans invested by individual investors on our platform was RMB5.2 billion (US$0.7 billion).
Self-discretionary investing tool
Individual investors may directly invest in loans listed on our platform based on loan characteristics and borrower profiles. We provided a set of filters to help self-discretionary individual investors choose among thousands of investment opportunities. By using filters, an individual investor was able to quickly pinpoint specific loans the individual investor desires to invest in based on screening criteria, such as credit rating, interest rate, term, loan amount, profile and the borrowing history of the borrower on our platform. The minimum threshold for a lending commitment made through our self-discretionary investing tool was RMB50 (US$7.2). Upon subscription to a specific loan, an individual investor agreed to commit a certain amount of fund to the subscribed loan until its maturity. Funds would be transferred from the individual investor’s account with us to the borrower once the loan was fully subscribed. Individual investors who wanted to withdraw their funds prior to loan maturity might transfer their rights in loans on our secondary loan market. See “—Secondary Loan Market.” We did not charge fees for the use of our self-discretionary investing tool.
Automated investing tools
Backed by our sophisticated algorithms, we offered multiple automated investing tools in order to make investing easy and efficient. For example, we provided tools that facilitated fast investments in a large number of loans through one click and tools that enabled automated reinvestment according to individual investors’ preset investing criteria. We also offered tools that helped diversify investment risks by allocating funds into a portfolio of thousands of loans. These tools were designed for individual investors who preferred to invest according to their preset criteria, such as loan term and interest rate, instead of screening specific loans one by one. Once investors confirmed the investments selected by our system, the individual investors agreed to commit their funds throughout the life of the loans they invested in unless they transferred their rights in loans on our secondary loan market. See “—Secondary Loan Market.”
The scale and vibrancy of our platform had also attracted some third-party businesses which offered our individual investors additional investing tools to help them manage their investment portfolios. We partnered with some of these companies and shared with them a set of open application programming interfaces to link those investing tools with our platform. This way, individual investors could make investments on our platform through our partners’ websites and mobile applications.
Investment programs
Our investment programs enabled individual investors to enjoy investment returns while minimizing the time needed to manage their investments. Before the launch of our re-designed
investment programs in March 2018, we used to offer three types of investment programs (namely investment programs with fixed investing periods, investment programs with step-up
returns, and investment programs with flexible investing periods) with different estimated rates of return and various terms up to 18 months. Investors could freely choose to invest in any investment programs based on their investment preference after committing a minimum amount of RMB100 (US$14.4).

We ceased offering investment programs with flexible investing periods and investment programs with step-up
returns in July 2017 and March 2018, respectively, and launched new investment programs by re-designing
our previous investment programs with fixed investing periods. Our new investment programs were featured by lock-up
periods of various length and different estimated rates of return. By committing a minimum amount of RMB1,000 (US$143.6), individual investors could freely choose to invest in new investment programs with different lock-up
periods and estimated rates of return. By opting for our new investment programs, individual investors authorized our platform to make investments in loans on our platform with different sizes, terms and interest rates, and after the expiration of the preset lock-up
periods, to transfer their creditor’s rights to other investors on their behalf or extend the program tenor under certain circumstances at the individual investors’ option. The underlying loans we invested had weighted-average interest rates higher than the lower limit of the estimated rates of return of each investment program. Individual investors were able to exit before maturity of the investment program by transferring their creditor’s right to other investors on our platform after the preset lock-up
period. In the event that the underlying loans invested by an individual investor through our investment programs failed to be transferred after expiration of the preset lock-up
periods, the individual investor would continue to be a creditor of the underlying loans. The lock-up
periods of our new investment programs typically ranged from 15 days to 540 days. We charged management fees to individual investors who subscribed investment programs and collected such fees when an investment program ended at its maturity.
Secondary loan market
We had established a secondary loan market on our platform to provide liquidity to investors. Loans held by individual investors for no less than 48 hours and with principal balances of no less than RMB10 (US$1.4) might be posted on our platform for transfer once certain other conditions are met. Individual investors might withdraw the offers to transfer at any time before such offers were accepted by transferees. Although a successful transfer was not guaranteed, historical data showed that loans typically changed hands within the same day they were posted. Upon a successful transfer, the transferor would be charged a service fee at a rate ranging from 0.5% to 1% of the transfer price depending on whether the underlying loan had the quality assurance fund protection and the number of outstanding repayments. If the transfer did not happen within 24 hours after a loan was posted, the post would be automatically taken off our platform. In 2018 and 2019, the volume of loans transferred in the secondary loan market was RMB1,416.6 million and RMB1,345.5 million (US$193.3 million), respectively.
Investment services offered to institutional funding partners
We introduce borrowers to our institutional funding partners and provide preliminary credit assessment services as well as other services to them. Currently, our institutional funding partners primarily include commercial banks, consumer finance companies and trust management companies. The service arrangement between our institutional funding partners and us varies depending on the type of institutional funding partners. Institutional funding partners such as commercial banks and consumer finance companies typically extend loans with their own funds directly to the borrowers introduced by us. With respect to our institutional funding partners that are trust management companies, we usually collaborate with them to set up trusts with different types of investors to invest in loans through trusts on our platform. We typically invest in subordinate tranches in the trusts jointly established and other investors invest in senior tranches. Senior tranche investors in these trusts typically receive a fixed rate of return, whereas we, as the subordinate tranche investor, typically receive residual returns from the trusts. There are also trusts established by other investors without us making investment in such trusts. All trusts are administered by third-party trust management companies we collaborate with and such trust management companies are responsible for making investments in loans on our platform. In 2019, loans funded by institutional funding partners were RMB51.0 billion (US$7.3 billion), accounting for 62.0% of our total loan origination volume.
Our Platform and Transaction Process
We incorporate advanced technology into every step of the transaction process on our platform to provide a better experience to our borrowers and investors. The entire process appears simple, seamless and efficient but our platform leverages sophisticated, proprietary technology to make it possible. Set forth below is a description of the transaction process of our standard loan products facilitated on our platform between borrowers and investors.

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
Step 2: Fraud Detection and Credit Assessment
Following the application for a standard loan product, our system generally takes around ten minutes to aggregate the data, run our anti-fraud model, conduct credit assessment and decide whether to extend credit, except where manual review process is triggered.
Upon submission of a complete application, our system begins to match the application with data from both internal and external sources, including information provided by the prospective borrowers, data gleaned from third-party data partners, and data aggregated from the internet using our proprietary data collection technologies with due authorization from the prospective borrowers. Information aggregated, and later used for fraud detection and creditworthiness evaluation, includes basic background information, such as age, gender and occupation, behavioral data, and if available, borrowers’ credit history, such as personal credit information maintained by the Credit Reference Center under the People’s Bank of China. For repeat borrowers, historical loan performance data accumulated on our platform will also be incorporated into the borrowers’ profile.
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
Following the fraud detection, we initiate a credit review using our proprietary Magic Mirror Model to generate a Magic Mirror score for the prospective borrower. Each Magic Mirror score corresponds to a credit level in the range of I to VIII, with Level I representing the lowest risk and Level VIII representing the highest risk. See “—Risk Management—Proprietary Credit Scoring and Risk Pricing Models.” Applicants classified as Level VIII will be declined, and applicants falling under other credit levels will be assigned by our risk pricing system the approved credit amounts, maximum loan terms and applicable interest rates and other loan characteristics which are determined based on their respective Magic Mirror scores. In 2019, among all the loan applications approved on our platform, 99.3% went through the automated process. The remaining 0.7% in the respective periods often requiring additional information or verification, are forwarded to our credit assessment team for manual review. The manual review process generally takes one to three days. Following this review, our credit assessment team will either approve the loan with one or more approved sets of loan characteristics or decline the loan application.
Step 3: Loan Listing and Funding
Loan funding process with individual investors
After obtaining credit approval, the borrowers could submit the final loan amount and loan term within the parameters of the credit approval. Our system would then automatically generate a form of loan agreement between the borrower and the individual investors. If the loan had not been matched automatically, the loan was then listed on our platform for individual investors to view and subscribe. Subject to credit assessment for each loan application, a borrower was allowed to take out one or more loans on our platform at a time. Individual investors who were willing to make investment through our platform could deposit their funds with us in custody accounts at China Merchants Bank. We had migrated to a custody account arrangement with China Merchants bank, whereby funds of individual investors had been deposited into and settled by custody accounts under its management. Upon the full subscription of a loan, the loan agreement would become effective, and the full amounts of funds would then be released from investors’ custody accounts to the borrower. Depending on different types of loan application, loans not fully subscribed within
10-20
days would be automatically removed. We have ceased facilitating new loans with funding from the individual investors on our platform since October 2019.

Loan funding process with institutional funding partners
Loan funding process with institutional funding partners can be categorized into direct lending model and trust arrangement model.
Direct lending model.
Our institutional funding partners that are commercial banks, consumer finance companies, or third-party online lending information intermediaries typically invest under the direct lending model. Under this model, our institutional funding partners typically extend loans with their own funds directly to the borrowers introduced by us. After obtaining our preliminary credit assessment and approval, the borrowers may submit the final loan amount and loan term within the parameters of the credit approval. Our proprietary system will then match and refer qualified borrowers to our institutional funding partners based on their specific requirements of borrower profiles, such as credit limits or ticket size. Our institutional funding partners will then review the credit application and our preliminary credit assessment of the borrower introduced by us in accordance with their own credit assessment standards and decide to approve or decline the loan application. Once the borrower’s credit application is approved, our institutional funding partners will then directly disburse the loan amounts to the borrower’s bank account. Third-party online lending information intermediaries generally match qualified borrowers introduced by us with investors on their platforms. Loans will be funded by investors on their platforms upon a successful match. In light of the tightening regulatory environment and due to a lack of clear statutory interpretation and application of the relevant rules, we have been reducing our cooperation with third-party online lending information intermediaries since the third quarter of 2019.
For the quality assurance commitments we provide to our institutional funding partners under the direct lending model, see “Item 4. Information on the Company—B. Business Overview—Investor Protection—Quality Assurance Commitments for Our Institutional Funding Partners.”
Trust arrangement model
. In addition to the direct lending model, we also collaborate with trust management companies to offer flexibilities to certain of our institutional funding partners and access to a broader range of investors. Under this model, we usually establish trusts jointly with various other investors. We typically invest in subordinate tranches in these trusts while other investors, including certain of our institutional funding partners and investors approached by trust management companies, invest in senior tranches. Under this model, other investors may also collaborate with trust management companies to establish a trust among themselves without us. The trusts established are managed by third-party trust management companies we collaborate with. After we complete our borrower creditworthiness assessments and introduce qualified borrowers to the third-party trust management companies, these trust management companies will then conduct their own credit assessment and decide to approve or decline borrowers’ loan applications. If a borrower’s loan application is approved, the corresponding trust management company will then directly disburse the loan amount from the trust to the borrower’s bank account.
For the trusts jointly established by us and other investors, these investors, as senior tranche investors in the trusts, typically receive a fixed rate of return, while we, as the subordinate tranche investor, typically receive the residual returns, if any, from the trusts. In certain very limited cases, we may also receive from the trusts a service fee in addition to possible residual returns. For the trusts jointly established by other investors among themselves, we receive from trusts a service fee. In some cases, we have engaged licensed third-party financing guarantee companies to provide financing guarantees to the third-party trust management companies. If any borrower defaults, third-party guarantee companies engaged by us or our own guarantee company will be obligated to repay the full overdue amount to these trusts. After third-party financing guarantee companies repay the full overdue amount to these trusts, we will be obligated to purchase the loans from these guarantee companies at an amount equal to the repayment they made to those institutional funding partners.
In 2019, out of the total loan volume facilitated by us, loans funded by individual investors and institutional funding partners amounted to RMB31.2 billion (US$4.5 billion) and RMB51.0 billion (US$7.3 billion), respectively.

Step 4: Loan Servicing and Collection
Loan servicing for individual investors
Upon the origination of a standard loan, we establish a repayment schedule with repayment occurring on a set business day each month and update the loan performance status in real time once a payment has been made or is overdue. Borrowers and investors are able to monitor the loan performance on a real-time basis. On or prior to each scheduled repayment date, borrowers should deposit sufficient funds (consisting of corresponding installment of principal, interest and transaction service fee, as well as quality assurance fund contribution or guarantee service fee to third-party guarantee companies for certain borrowers) in their respective accounts and authorize us to, on such repayment date, (i) transfer corresponding installment of principal and interest to the corresponding investors, (ii) transfer each installment of transaction service fee to our own account, and (iii) transfer quality assurance fund contribution made by certain borrowers to a separate account managed by third-party guarantee company, or transfer each installment of guarantee service fee to the corresponding third-party guarantee company. We used to have a custody account arrangement with China Merchants Bank and funds of borrowers and individual investors were deposited into and settled by the custody accounts under its management. The custody account arrangement expired on March 19, 2020. We will not pursue new custody account arrangements with other commercial banks since we have ceased to accept new investments from individual investors from October 2019 and are winding down investments from individual investors on our platform. The funds in the custody accounts of China Merchants Bank have been migrated to a third-party payment system managed by a third-party payment company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We started our business as an online lending information intermediary, and the laws and regulations governing online lending information intermediary industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”
Loan servicing for institutional funding partners
Borrowers are able to repay loans through our online platform based on the terms and conditions of the loan agreements between borrowers and institutional funding partners. For borrowers who are unable to repay loans online, we accept bank transfer on behalf of our institutional funding partners. Borrowers and institutional funding partners are able to monitor the loan performance on a real-time basis. On or prior to each scheduled repayment date, borrowers should deposit sufficient funds consisting of corresponding installment of principal, interest, late payment penalty (if applicable), guarantee service fee to third-party guarantee companies for certain borrowers in their respective accounts and authorize institutional funding partners and us, including third-party payment companies designated by us or institutional funding partners, to, on such repayment date, (i) transfer corresponding installment of principal, interest and late payment penalty (if applicable) to the corresponding institutional funding partners, and (ii) transfer each installment of guarantee service fee to the corresponding third-party guarantee company. Our institutional funding partners subsequently pay us a transaction service fee for the services we provide to them, such as borrower introduction and preliminary credit assessment as well as other services we provide over the lifecycle of loans. In addition, we also receive a portion of our transaction service fees under certain circumstances from third-party guarantee companies for services we provide to them.
Loan collection
We have a collection team of over 1,600 employees as of December 31, 2019 and have developed a systematic process to handle collection of delinquent loans. Upon becoming delinquent, a loan enters into our collection process, which is divided into stages based on severity of delinquency. The first
90-day
collection period is typically handled by our collection team although we also engage third-party payment collection service providers to assist us from time to time. Primary collection measures, including text message reminders, phone calls, legal letters and legal proceedings, are taken in succession as a loan becomes increasingly overdue. If a loan remains overdue after the
90-day
period, we then outsource loan collection to third-party service providers to optimize collection efficiency. Any amount recovered from the borrower will be remitted to first cover third-party collection expenses, if any, then to repay overdue principal and interest. Any remaining amount will be used to pay the late payment penalty and the collection fee charged to the borrower.
Risk Management
Our strong risk management capabilities are one of the key competitive advantages that enable us to make credit available to the large unserved or underserved population in China, whose credit histories have yet been recorded in the country’s developing credit system, while maintaining a sustainable business at a healthy profitability level.

Data Aggregation
We have invested significant resources in building up a comprehensive credit database since our inception. Today, we own an extensive database with several thousands of variables for our borrowers, covering a wide range of information pertinent to a borrower’s creditworthiness and presenting a user profile from a
360-degree
view. Data are aggregated from a number of sources. We have cooperation with a number of organizations, such as industry associations, who grant us the access to their respective data. Our strong data-mining capabilities, which we believe differentiate us from many other players in the online consumer finance industry, also enable us to collect a large amount of data concerning prospective borrowers. We have developed a number of proprietary automated programs that are capable of searching, aggregating and processing massive data from the internet in a short period of time. Another important component of our credit database is the payment histories of our prior and existing borrowers. We take various measures to ensure high level of reliability and accuracy of data. The following are typical data that we seek to collect for each loan application:
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

For applicants of our standard loan products, the Magic Mirror score derived from our proprietary credit scoring model is used to determine which of the eight segments in our existing credit grid such applicants fall into. Among the eight segments, Level I represents the lowest risks associated with the borrowers, while Level VIII represents the highest risks. Level VIII loan applications will be rejected. Once a credit level is assigned to a specific loan, it will not be changed during the tenor of the loan. The following charts indicate the historical cumulative
30-day
plus past due delinquency rates by credit level for loans facilitated in 2017, 2018 and 2019, which demonstrate distinctive credit risks associated with borrowers falling under each credit level:

(1)	Vintage delinquency rate for loans facilitated in 2017 is calculated as the volume weighed average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(2)	Vintage delinquency rate for loans facilitated in 2018 is calculated as the volume weighed average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3)	Vintage delinquency rate for loans facilitated in 2019 is calculated as the volume weighed average of the quarterly vintage delinquency rates as of December 31, 2019.

For borrowers who were not subject to the quality assurance fund program before December 2017, the borrowing cost included an upfront transaction service fee for most of our loans and the subsequent monthly cost, which equaled to monthly interest payment. Starting from December 2017, we have ceased collecting the transaction service fee upfront. Since then, the transaction service fee is being collected by installments commencing the date one month after the borrower is funded.
For borrowers who were subject to the quality assurance fund program before April 2017, the borrowing cost included an upfront transaction service fee, an upfront portion of quality assurance fund contribution, and the subsequent monthly cost, which was comprised of the monthly quality assurance fund contribution and monthly interest payment. Between April and December 2017, we ceased collecting the upfront portion of quality assurance fund contribution upon the origination of standard loan products. Instead, the entire quality assurance fund contribution was collected through monthly payments. During this period of time, the transaction service fee was still collected upfront. Starting from December 2017, we ceased collecting the transaction service fee upfront, and both the quality assurance fund contribution and the transaction service fee have been collected by installments commencing the date one month after borrowers are funded since then. See “—Investor Protection—Quality Assurance Fund” for more information on the quality assurance fund.
We review and modify our segmented pricing from time to time, taking into consideration not only the borrower credit risk but also other factors, such as market interest rates, adequacy of investor protection mechanism and competition in the market.
The following table presents the facilitation amount of our standard loans taken out by borrowers at each credit level in 2017, 2018 and 2019.

	2017			2018			2019
	RMB	US$	%	RMB	US$	%	RMB	US$	%
	(in thousands, except for percentages)
I	1,274,484	195,048	2.3	1,239,780	180,642	2.1	4,848,750	696,479	6.0
II	4,115,975	629,913	7.5	8,344,223	1,215,792	13.8	16,664,293	2,393,676	20.4
III	14,900,158	2,280,334	27.1	15,182,306	2,212,132	25.1	19,673,551	2,825,929	24.1
IV	13,654,677	2,089,724	24.9	17,253,287	2,513,884	28.5	17,942,320	2,577,253	22.0
V	11,609,172	1,776,678	21.2	10,764,414	1,568,425	17.8	12,739,138	1,829,863	15.6
VI	6,916,155	1,058,455	12.6	5,167,237	752,890	8.5	7,949,249	1,141,838	9.8
VII	1,375,845	210,561	2.5	1,448,518	211,056	2.4	1,509,172	216,779	1.9
Others (1)	1,027,659	157,274	1.9	1,038,345	151,292	1.7	157,251	22,588	0.2

Total	54,874,125	8,397,987	100.0	60,438,110	8,806,113	100.0	81,483,724	11,704,405	100.0

(1)	Include loans facilitated for testing our system or other purposes.

Investor Protection
We used to employ two types of investor protection mechanisms to help limit individual investors’ risk exposure on our online lending intermediary platform: quality assurance fund and investor reserve fund. We ceased setting aside new investor reserve funds contributions starting from January 1, 2018 and launched a new quality assurance program in February 2018. As we gradually transform our business model, we also started to provide quality assurance commitments to our institutional funding partners. The following is a summary of the latest features of our quality assurance fund, investor reserve funds, and quality assurance commitments.

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
Investor Reserve Funds
We used to operate investor reserve funds, which were self-protection mechanisms for investors of our investment programs. The investment programs that invested in loans that were not covered by the quality assurance fund used to have their own dedicated investor reserve funds that cover potential payouts to investors of the respective type of investment programs. Funds from investors in an amount equal to a certain percentage of the total principal amount of the underlying loans were set aside into the relevant investor reserve funds at the end of each investment program, which were maintained in the custody accounts managed by China Merchants Bank. If the amount of principal and interests collected, net of our management fee and the investor reserve set aside, was insufficient to cover the investment principal plus the expected return, payouts would be made from the relevant investor reserve funds to cover the difference. If the investor reserve funds were insufficient to pay all the relevant investors with their investment principal and expected returns, the investors would be paid on a pro rata basis, and any losses associated with their outstanding unpaid balances would not be deferred until the next time the fund was replenished by another investment program but would be borne by the investors. Upon completion of an investment program, excess returns, if any, net of our management fee and the investor reserve that was set aside, would be distributed to the investors. The investor reserve fund arrangement was not applicable to those investment programs that invest in loans backed by the quality assurance fund, which would not be mixed with those investment programs investing in loans not subject to the quality assurance mechanism. In light of the tightening regulatory environment, we have discontinued setting aside investor reserve funds since January 1, 2018.
Quality Assurance Commitments for Our Institutional Funding Partners
We make available for our institutional funding partners two major types of quality assurance commitments: financing guarantee, and insurance policy.
We engage licensed third-party financing guarantee companies to provide financing guarantees to our institutional funding partners. For loans guaranteed by third-party financing guarantee companies, if a borrower defaults, the corresponding third-party guarantee company will be obligated to repay the full overdue amount to the institutional funding partner. After the guarantee company repays the full overdue amount, we will be obligated to purchase creditor’s right from the third-party guarantee companies at a price equal to the repayment it made to the institutional funding partner. Under certain circumstances, we also provide security deposits to third-party financing guarantee companies for loans funded by certain institutional funding partners as an additional quality assurance commitment. In November 2019, we incorporated Fujian Zhiyun Financing Guarantee Company, or Fujian Zhiyun. The establishment of Fujian Zhiyun has been approved by Fujian Branch of Financial Administrative Bureau on November 11, 2019. In some cases, Fujian Zhiyun provides financing guarantee services directly to our institutional funding partners for loans funded by them.

In addition, we also provide quality assurance commitments through cooperation with third-party insurance companies. Under this arrangement, if borrowers introduced by us defaults, our institutional funding partners are able to seek insurance compensations under the insurance policies from third-party insurance companies. If the overdue amount exceeds insurance coverage, the remaining overdue amount will be repaid by a third-party guarantee companies engaged by us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Limitations on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.
Technology
The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, protecting information on our platform, increasing operational efficiency and enabling innovations. Principal components of our state-of-the-art
technology include:
•
Data Science
. Data science technology is extensively used in various aspects of our operations. Our data mining and user behavior analytics capabilities allow us to build a comprehensive credit profile for each borrower. Our multi-dimensional real-time analytics capabilities enable fast and accurate credit decisions. Our massive data processing capabilities enable us to provide an array of automated investing tools assisting investors in increasing investment efficiency. In 2018 and 2019, a total of 178.1 million and 251.4 million investment transactions were matched on our platform, respectively. Data-based machine learning is also used in numerous applications, such as improving fraud detection, optimizing marketing resource allocation and increasing collection efficiency.

•
Security
. We are committed to maintaining a secure online platform. We have built a firewall that monitors and controls incoming and outgoing traffic on our platform around the clock. Once any abnormal activity is detected, our system will immediately notify our IT team and at the same time automatically take relevant measures, such as activating third-party traffic control service, to prevent any harm to our platform. For any transmission of user information, we use data encryption to ensure confidentiality. Within our organization, we have adopted a series of policies on internal control over information system, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control. We employ data slicing and distribute the storage of a user’s data points across several servers. We also maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platform, identifying and correcting problems that may undermine our system security.

•
Stability
. Our systems infrastructure is hosted in data centers at two separate locations in Shanghai. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platform adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platform both highly reliable and scalable.

•
Scalability
. With modular architecture, our platform can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time.

•
Automation
. In addition to the foregoing technologies we employ to support our highly automated platform, we have taken various measures to ensure uninterrupted operation of our platform. For example, we adopt self-healing technology that enables our system to perceive malfunction and make necessary adjustments to restore itself to normal operation without any human intervention. Also, our system is connected with systems of multiple data providers that serve as backups for each other. If services provided by one data provider are suspended, our system will shift to the backup sources automatically to ensure no interruption to our operation.

Intellectual Property
We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of the date of this annual report, we have (i) registered five patents in China including our proprietary facial recognition technology used for fraud detection and applied for 119 additional patents with the PRC State Intellectual Property Office, (ii) registered 122 software copyrights with the PRC National Copyright Administration, (iii) registered 197 domain names, including ppdai.com, and (iv) registered 200 trademarks, including our “FINV,” “PPDAI,” “信也”, “拍拍贷” and “魔镜” trademarks.
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
We use a variety of traditional and internet marketing channels to acquire borrowers although most of our borrowers are acquired online. Our borrower acquisition channels mainly include:
•	Online Advertising . From time to time, we work with App Stores to promote our mobile applications and with internet companies to place online advertisements.

•	Online Partnerships . We team up with certain websites that are able to reach quality borrowers to provide consumer finance services to their customer.

•	Search Engine Marketing . We also use paid placement on major online search engines in China.

Competition
Online consumer finance market is an emerging industry in China. It provides a new means for consumers to obtain financing. As a leading player in China’s online consumer finance platform market, we face fierce competition from other online marketplaces, online finance service providers as well as traditional financial institutions. Consumer finance marketplaces which operate online platforms connecting borrowers and institutional funding partners compete directly with us for both borrowers and institutional funding partners. As of the date of this annual report, our key competitors include Lufax. In addition, for borrowers, we compete with other online platforms. Examples of such companies include Ant Finance, JD.com and WeBank. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our larger competitors have substantially broader product or service offerings and rich financial resources to support heavy spending on sales and marketing. We believe that our ability to compete effectively for borrowers and institutional funding partners depends on many factors, including the variety of our products, user experience on our platform, effectiveness of our risk management, the return offered to institutional funding partners, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brands.

In addition, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, product managers and risk management personnel. The success of our growth strategy depends in part on our ability to retain existing personnel and add additional highly skilled employees.
Seasonality
We experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction volume on our online consumer finance platform during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. As we have more institutional funding partners, such as commercial banks, in our investor base, our business may also be affected by liquidity seasonality in the banking system. For example, liquidity in China’s banking sector has historically had a tendency to be looser at the beginning of each calendar year and tighter towards the end of each calendar year. Overall, the seasonality of our business may increase in the future.
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
the Guidelines on Promoting the Healthy Development of Online Finance Industry
, or the Guidelines, were promulgated by ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC. The Guidelines define online peer-to-peer
lending as direct loans between individuals through an online platform, which is under the supervision of the CBRC, and governed by the PRC Contract Law, the General Principles of the PRC Civil Law, and related judicial interpretations promulgated by the Supreme People’s Court. Pursuant to the Guidelines, a company that provides online lending information services shall make it clear its nature of being an information intermediary and provide information services rather than engage in illegal fund-raising, which further requires such company to separate funds of the borrowers and the investors from its own funds.
On April 13, 2016, the CBRC issued the
Notice on the Implementation Plan of the Special Rectification of Peer-to-peer
Online
Lending Risk by the General Office of the State Council
. By categorizing the market players based on their different levels of legal compliance, the CBRC started to regulate the online peer-to-peer
lending service industry.
On August 17, 2016, the CBRC, the MIIT, the Ministry of Public Security and the CAC jointly issued the
Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries
, or the Interim Measures. The Interim Measures also define the online lending information service providers as financial information intermediaries.
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

According to the Interim Measures, online lending information service providers shall not engage in or accept entrustment to engage in certain activities, including, among others, (i) fund raising for the intermediaries themselves, (ii) holding investors’ fund or setting up capital pools with investors’ fund, (iii) providing security or guarantee to investors as to the principals and returns of the investment, (iv) issuing or selling any bank wealth management products, assets management products of securities companies, fund products, insurance products, trust products or other financial products, (v) mismatch between investor’s expected timing of exit and the maturity date, (vi) securitization, (vii) promoting its financing products on physical premises other than through the permitted electronic channels, such as telephones, mobile phones and internet, (viii) providing loans with its own capital, except as otherwise permitted by laws and regulations; and (ix) equity crowd-funding.
The Interim Measures require that online lending information service providers shall restrict the maximum balance of fund borrowed by the same borrower on the same online lending information intermediary platform as well as on several such online lending information intermediary platforms so as to prevent credit concentration risks. The maximum balance of fund borrowed by any individual on the same online lending information intermediary lending platform shall be RMB200,000 (US$28,728.2), and the maximum total balance of the fund borrowed by the same individual on several lending information intermediary platforms shall be RMB1,000,000 (US$143,641.0). The maximum balance of fund borrowed by any entity or other kind of organization on the same online lending information intermediary platform shall be RMB1,000,000 (US$143,641.0), and the aggregate maximum total balance of fund borrowed by any entity or other kind of organization on all online lending information intermediary platforms shall be RMB5,000,000 (US$718,205.1).
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
Pursuant to the Interim Measures, if an online lending information service provider violates any applicable laws, regulations or relevant regulatory provisions relating to online lending information services, sanctions could be imposed by the local financial regulatory departments or other relevant regulatory departments, including, among others, supervision interviews, regulatory warning, correction order, condemnation, credit record modification, fine up to RMB30,000 (US$4,309.2), and criminal liabilities if the act constitutes a criminal offense.
Pursuant to the Interim Measures, if an online lending information intermediary fails to set up custody accounts with qualified bank for the funds of investors and borrowers, administrative sanctions includes but not limited to fines, warning letter, rectification order, public notice of criticism, filing the non-compliance
conducts with the public credit record system, and other penalties according to the laws and regulations.
In accordance with the Guidelines and the Interim Measures, the CBRC issued the
Guidelines for the Funds Custodian Business of Online Lending
, or the Custodian Guidelines on February 22, 2017. The Custodian Guidelines further clarifies the custodian requirement for the funds of investors and borrowers held by online lending information service providers.
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

In accordance with the Guidelines and the Interim Measures, the CBRC further issued the
Guidelines on Information Disclosure of the Business Activities of Online Lending Information Intermediaries
, or the Disclosure Guidelines, on August 23, 2017. The Disclosure Guidelines further clarified the disclosure requirements for online lending information service providers. Pursuant to the Disclosure Guidelines, online lending information service providers should disclose certain information on their websites and all other internet channels, including mobile applications, WeChat official accounts or Weibo, including, among others (i) the record-filing and registration information, the organization information, the examination and verification information, and transaction related information, including transactions matched through the online lending information service providers for the previous month, all of which shall be disclosed to the public; (ii) the basic information of the borrowers and the loans, the risk assessment of such loans, and the information of the outstanding transactions matched, all of which shall be disclosed to the investors; and (iii) any event that would result in a material adverse effect to the operations of online lending information providers, which shall be disclosed to the public within 48 hours upon occurrence. The Disclosure Guidelines also require online lending information service providers to record all the disclosed information and retain such information for no less than five years from the date of the disclosure. To the extent that the relevant online lending information service providers are not in full compliance with the Disclosure Guidelines, they are required to make correction or rectification within a six-month
rectification period starting from the date the Disclosure Guidelines was issued.
In December 2017, the Internet Finance Rectification Office and the Online Lending Rectification Office jointly issued the
Notice on Regulating and Rectifying “Cash Loan” Business
, or the Circular 141, outlining general requirements on the “cash loan” business conducted by network micro-lending companies, banking financial institutions and online lending information intermediaries. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, no qualification requirement on customers, and with no security. Borrowers on our platform are required to specify their uses of loan proceeds. The Circular 141 sets forth several general requirements with respect to “cash loan” business, including, without limitation: (i) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (ii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off
period, among others; (iii) loans to any borrower without income sources are prohibited; (iv) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model; (v) online lending information intermediaries are prohibited from facilitating any loans to students or other persons without repayment source or repayment capacity, or loans with no designated use of proceeds; (vi) online lending information intermediaries are not permitted to deduct interest, handling fee, management fee or deposit from the principal of loans provided to the borrowers in advance; and (vii) for the financial institutions that participate in the “cash loan” business, no third parties will charge borrowers any interests or fees.
On December 8, 2017, the National Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or the Circular 57, providing further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things, requiring the online lending information intermediaries discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds, and the existing balance of risk reserve funds shall be gradually reduced.
In accordance with the Circular 57 sets forth certain requirements which an online lending information intermediary shall not be in breach before it can qualify for the record-filing, including: (i) an online lending information intermediary may not conduct the “thirteen prohibited actions” or exceed the Individual Lending Amount Limit after August 24, 2016, and shall gradually reduce the balance; (ii) an online lending information intermediary which has participated in businesses of the real estate mortgage, campus loan or “cash loan,” is required to suspend the new loan origination and the outstanding balance of the abovementioned loan shall be gradually reduced within a certain timetable as required under the CBRC Circular 26 and the Circular 141; and (iii) the online lending information intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Online Lending Rectification Office to hold customer funds. For the online lending information intermediaries that are unable to accomplish the rectification and record-filing but are continuing to participate in the online lending business, the relevant authorities shall subject online lending information intermediaries to administrative sanctions, including but not limited to revoking their telecommunicating business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending information intermediaries.

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
In accordance with the latest regulations regarding online lending information intermediaries issued by relevant departments, Shanghai Financial Office and China Banking Regulatory Commission Shanghai Office jointly issued the Instructions on the Reviewing of Compliance and Rectification and Inspection and Acceptance of Shanghai Online Lending Information Intermediaries, or the Instructions, on December 26, 2017, providing the further clarification on illegal issues and requirements in connection with rectification and acceptance of online lending information intermediaries, including, among others thing:
•	Violation of prohibited regulations;

•	Violation of legal obligations and requirements of risk management;

•	Failure to perform the protection obligation to borrowers and investors;

•	Violation of requirements of information disclosure;

•	Violation of regulations of “college online loan” and “cash loan”;

•	Other violation of relevant regulations and risk disclosure matters.

It is unclear whether our standard loan products would be viewed as the “cash loans” specified in the Circular 141 and thus be subject to the provision thereunder. Nevertheless, we have made several adjustments to comply with these new requirements.
With respect to network micro-lending companies, the Circular 141 requires the relevant regulatory authorities to suspend the approval of the establishment of network micro-lending companies and the approval of any micro-lending business across provinces. The Circular 141 also specifies that network micro-lending companies shall not provide campus loans, and should suspend the funding of network micro-loans with no specific scenario or designated use of loan proceeds, gradually reduce the volume of the existing business relating to such loans and take rectification measures in a period to be separately specified by authorities. Further detailed requirements on network micro-lending companies are provided in a rectification implementation plan issued by the Online Lending Rectification Office on December 8, 2017.
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
On March 28, 2018, National Internet Finance Rectification Office issued the Notice on Strengthening Rectification and Carrying Out Inspection Acceptance Work of Online Asset Management Operations
, or Circular 29, which provided that without the license or approval from the PRC financial regulatory authorities, no entity may issue or sell asset management products through the internet. The definition of “asset management product” is not provided in Circular 29. The application and interpretation of Circular 29 are ambiguous and may be interpreted and applied inconsistently between different government authorities. Any entities that violate Circular 29 may be deemed to be conducting illegal financial business operation and subject to administrative sanctions such as revoking telecommunication license, revoking business license, shutting down the business website, removing the mobile application from application stores and application distributing channels, requesting financial institutions not to provide any financial services to such entity, and even criminal liability. On April 27, 2018 the People’s Bank of China, the China Banking and Insurance Regulatory Commission, the China Securities Regulatory Commission, and the State Administration of Foreign Exchange issued the Guiding Opinions on Regulating the Asset Management Business of Financial Institutions
, or the New Asset Management Rule, which provides, among others, that (i) the “asset management products” includes, among others, the non-guaranteed
bank wealth management products denominated in RMB or foreign currency, trust products, asset management products issued by security companies and their subsidiaries, fund management companies and their subsidiaries, futures companies and their subsidiaries, insurance asset management institutions, financial asset investment companies; (ii)
 non-financial
institutions and individuals are not allowed to sell the asset management products as a role of an agent without the approval of the financial regulatory authorities; and (iii) “sell as a role of an agent” means recommending and selling the asset management products lawfully issued by the third-party institutions to the investors within its own sales channel. The non-financial
institutions in violation of the New Asset Management Rules to publicly advertise the asset management products through the internet may be deemed as illegal fundraising, illegal securities offering, or illegal absorbing public deposits, and subject to penalties according to the laws and regulations, including criminal liabilities. We display financial products provided by commercial banks and securities fund selling companies on our mobile application and WeChat official account. By one click, individual investors can access directly to the selling webpage of the banks and securities fund selling companies. As we only provide a channel for our individual investors to purchase third-party financial products and we are not directly involved in the sales of those financial products, we do not believe that we are engaged in selling bank wealth management products or fund products on an online lending information platform, which is explicitly prohibited by the Interim Measures, or selling asset management products without license or approval, which is explicitly prohibited by Circular 29 and the New Asset Management Rules. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our practice is deemed to violate any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”
In December 2018, the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the
 Guidance on the Classification and Disposal of Risks of Online Lending Information Intermediaries and Risk Prevention
, or Circular 175. Circular 175 refers to normal intermediaries as large-scale online lending information intermediaries that are strictly in compliance with relevant laws and regulations and have not demonstrated any high-risk characteristics. Circular 175 reiterated relevant regulatory requirements by providing that normal intermediaries should strictly control and manage the business scale and the number of investors. Circular 175 further tightens the regulation of the industry by requiring institutions other than normal intermediaries, including shell intermediaries with no substantive operations, small-scale intermediaries, intermediaries with high risks, and intermediaries that are unable to repay investors or otherwise unable to operate their businesses, to exit the online lending information intermediary industry.

We have taken various measures to comply with the Interim Measures, the Custodian Guidelines, the Disclosure Guidelines, the Circular 141, the Inspection Notice and the Checklist, Circular 175, and other laws and regulations that are applicable to our business operations. For example, we have changed the cooperation model with certain institutional funding partners and ceased certain practice that could be regarded as a form of credit enhancement or guarantee. However, given that detailed regulations and guidance in the area of online lending information services are yet to be promulgated, we cannot be certain that our existing practices would not be deemed to violate any existing or future rules, laws and regulations. In addition, the custody account agreement between China Merchants Bank and us expired in March 2020. We have migrated the funds of outstanding loans historically facilitated by our online lending information platform to a third-party payment system managed by a third-party payment company. Handling the repayment and settlement between borrowers and individual investors by a third-party payment company, as opposed to a custodian bank, is explicitly prohibited by the Interim Measures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We started our business as an online lending information intermediary, and the laws and regulations governing online lending information intermediary industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our practice is deemed to violate any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”
Regulations on loans between individuals
The PRC Contract Law confirms the validity of loan agreement between individuals and provides that a loan agreement becomes effective when an individual lender provides loan to an individual borrower provided that the interest rates charged under the loan agreement do not violate the applicable provisions of the PRC laws and regulations.
On December 28, 2019, the Standing Committee of the National People’s Congress, or the SCNPC, approved a resolution to submit the draft Civil Code of the PRC to the third annual session of the 13 th
National People’s Congress, or the NPC, for review and approval. If the draft Civil Code of the PRC is approved by the NPC, upon the effectiveness of the Civil Code of the PRC, the PRC Contract Law, the General Provisions of the PRC Civil Law, and the General Principles of the PRC Civil Law will be abolished and replaced, while their provisions will be generally incorporated into the Civil Code of the PRC with certain changes and supplements. The third annual session of the 13 th
NPC was planned to be held on March 5, 2020, which has been postponed to May 22, 2020 due to the outbreak of
COVID-19
in China. It remains unclear with respect to the final version of the Civil Code of the PRC, the timetable for enactment, and the relevant interpretations and implementations. Moreover, it remains unclear how the provisions of the Civil Code of the PRC, if enacted as proposed, will apply to our business operations. For example, pursuant to the draft of the Civil Code of the PRC published by the SCNPC on December 28, 2019, the usurious loans are explicitly banned, but a clear definition or interpretation of “usurious loans” is not provided. Therefore, if the Civil Code of the PRC will be enacted as proposed, we cannot assure you that our business collaboration with our institutional funding partners will be in full compliance with it.
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

The Private Lending Judicial Interpretations also provide that agreements between lenders and borrowers on loans with interest rates below 24% per annum are valid and enforceable. As to the loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the excess interest payment. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. The interest rates of all our loan products are below 36% and certain loans financed by our investment programs have interest rates that exceed 24%. In addition, on August 4, 2017, the Supreme People’s Court issued the
Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases
, which provides, among others, that (i) the claim of the borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high shall be supported by the PRC courts; (ii) in the context of Internet finance disputes, if the online lending information intermediary platforms and the lender circumvent the upper limit of the judicially protected interest rate by charging intermediary fee, it shall be determined as invalid; and (iii) private lending transaction is defined as lending between individuals, legal persons and other organizations. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Interest rates of certain of our loan products exceed the statutory interest rate limit and therefore part of the interests is not enforceable through the PRC judicial system.”
In December 2017, the Circular 141 further clarifies that in the context of “cash loan” business operated by various types of institutions, the aggregated borrowing costs (as opposed to interest rate) of borrowers charged by “cash loan” business operators in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court.
Regulations on record-filings of online lending information intermediary service agency
In November 2016, the CBRC, the MIIT and the State Administration for Industry and Commerce, or the SAIC, jointly published the Guidelines on the Administration of Record-filings of Online Lending Information Intermediary Agencies, or the Record-filings Guidelines, to establish and improve the record-filing mechanisms for online lending information intermediaries.
According to the Record-filings Guidelines, a newly established online lending information intermediary shall make the record-filings with the local financial regulatory authority after obtaining the business license; while with respect to any online lending information intermediary which is established and begins to conduct the business prior to the publication of this Record-filings Guidelines, the local financial regulatory authority shall, pursuant to relevant arrangement of specific rectification work for risks in online peer-to-peer
lending, accept the application for record-filings submitted by a qualified online lending information intermediary, or any online lending information intermediary which has completed the rectification confirmed by relevant authorities.
On December 8, 2017, the National Online Lending Rectification Office issued the Notice on the Rectification and Inspection Acceptance of Risk of Online Lending Information Intermediaries, or the Circular 57, providing further clarification on several matters in connection with the rectification and record-filing of online lending information intermediaries, including, among other things:
•
Requirements relating to risk reserve funds
. The online lending information intermediaries shall discontinue setting aside additional funds as risk reserve funds or originating new risk reserve funds. In addition, the existing balance of risk reserve funds shall be gradually reduced. Moreover, online lending information intermediaries are prohibited from promoting their services by publicizing the risk reserve funds, and authorities shall actively encourage the online lending information intermediaries to seek third parties to provide lenders with alternate means of investors protection, including third-party guarantee arrangements.

•
Requirements to qualify for record-filing
. The Circular 57 sets forth certain requirements which an online lending information intermediary shall not be in breach before it can qualify for the record-filing, including: (i) an online lending information intermediary may not conduct the “thirteen prohibited actions” or exceed the Individual Lending Amount Limit after
August
24, 2016, and shall gradually reduce the balance; (ii) an online lending information intermediary which has participated in businesses of the real estate mortgage, campus loan or “cash loan,” is required to suspend the new loan origination and the outstanding balance of the abovementioned loan shall be gradually reduced within a certain timetable as required under the CBRC Circular 26 and the Circular 141; and (iii) the online lending information intermediaries are required to set up custody accounts with qualified banks that have passed certain testing and evaluation procedures run by the National Online Lending Rectification Office to hold customer funds. For the online lending information intermediaries that are unable to accomplish the rectification and record-filing but are continuing to participate in the online lending business, the relevant authorities shall subject online lending information intermediaries to administrative sanctions, including but not limited to revoking their telecommunicating business operation license, shutting down their business websites and requesting financial institutions not to provide any financial services to such online lending information intermediaries.

•
Requirements relating to the timing of record-filing
. The local governmental authorities shall conduct and complete acceptance inspection of the rectification with the following timetable: (i) completion of record-filing for major online lending information intermediaries by the end of April 2018; (ii) with respect to online lending information intermediaries with substantial outstanding balance of those loans prohibited under the relevant laws and regulations and timely reduction of those balance is difficult, the relevant business and outstanding balance shall be disposed and/or carved out, and record-filing shall be completed by the end of May 2018; (iii) with respect to those online lending information intermediaries with complex and extraordinary circumstances and substantial difficulties exist to complete rectification, the “relevant work” shall be completed by the end of June 2018.

In August 2018, the National Online Lending Rectification Office issued the Notice on Launching Compliance Inspection on Online Lending Information Intermediaries
, or the Inspection Notice, which requires that online lending information intermediaries, internet finance associations and local online lending rectification offices conduct compliance inspections based on a checklist of 108 compliance criteria, or the Checklist, and that such inspections shall be completed by the end of December 2018. After the compliance inspection, online lending information intermediaries that comply with applicable rules and regulations are allowed to integrate their business operation systems into the industry-wide information disclosure systems and product registration systems. Upon completion of such integration, the online lending information intermediaries will be able to submit filing applications for record-filings pursuant to detailed procedures to be issued by the competent regulatory authorities. However, it remains unclear when the detailed procedures for such system integrations and filing applications will be issued.
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
Regulations on illegal financial institutions and intermediaries
The
Measures for Banning of Illegal Financial Institutions and Illegal Financial Business Operations
, or the Measures for Illegal Financial Institutions, promulgated by the State Council on July 13,1998, provides that the establishment of financial institution should be subject to the approval of People’s Bank of China, or PBOC. Without such approval, no entity or individual may establish financial institution or conduct financial business operation. Pursuant to the Measures for Illegal Financial Institutions, extending loans without the approval of PBOC is deemed as illegal financial business operation and the entity extending loans without the approval of PBOC is deemed as an illegal financial institution. The online consumer finance industry is new and developing rapidly, and the regulatory environment has evolved since the promulgation of the Measures for Illegal Financial Institutions. There are uncertainties as to the interpretation of the Measures for Illegal Financial Institutions as well as whether such laws and regulations are applicable to us or our business. Shanghai PPDai acts as an information intermediary for borrowers and individual investors and is not a party to the loan agreements of loans facilitated through our platform. We entered into a custody account arrangement with China Merchants Bank, whereby funds of borrowers and individual investors were deposited into and settled by custodian bank. Our custody account arrangement with China Merchants Bank expired on March 19, 2020. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We started our business as an online lending information intermediary, and the laws and regulations governing online lending information intermediary industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.” Furthermore, in some cases we repaid outstanding balance of certain loans to the individual investors on our platform. In connection with our quality assurance commitments provided through third-party financing guarantee companies, we purchased creditor’s rights from third-party financing guarantee companies after these financing guarantee company repay the full overdue amounts to our institutional funding partners. We may be deemed to be financing loans without the approval of PBOC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be deemed to finance certain loans and therefore subject us to regulatory risks.” If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.” Although the trust management companies that administer the trusts have been licensed and approved by the financial regulatory authorities to extend loans and we believe that it is the licensed trust management companies, not us, that extend loans to the borrowers under such trust arrangements, we cannot assure you that the financial regulatory authorities will hold the same view as ours. Our investments in the trusts may be deemed to be extending loans to the borrowers and we may be regarded as a lender in this arrangements, and therefore we may be deemed to be an illegal financial institution, which may subject us to penalties, including confiscation of illegal gains together with a fine from one time to five times of the illegal gains, or a fine of RMB100,000 to RMB500,000 if there are no illegal gains, and criminal liability if the violation constitutes a criminal offense.

In addition, the Supreme People’s Court, the Supreme Peoples’ Procuratorate, the Ministry of Public Security, and the Ministry of Justice jointly issued the
Guidance on Several Issues for Illegal Lending Regarding Criminal Case
, or the Guidance on Illegal Lending, on July 23, 2019, which provides, among others, that (i) if any entity or individual is engaged in extending loans to the unspecified public individuals consistently for the purpose of profits and without the approval from the regulatory authorities or outside its business scope, which disturbs the stability of financial markets, such entity or individual may face a criminal charge of unfair competition and may be imposed criminal liability in accordance with the applicable laws and regulations; “extending loans to the unspecified public individuals consistently” refers to extending loans to entities and individuals no less than ten times within two years; and (ii) if the actual annual interest rate of the loans extended by such entity or individual exceeds 36%, it would be deemed as an aggravated circumstance when such entity or individual face the abovementioned criminal charge of unfair competition. The Guidance on Illegal Lending is new and does not provide a clear definition to calculate the actual annual interest rate, and it is still unclear how the regulatory authorities will interpret and implement it in the future. We cannot rule out the possibility that regulatory authorities may deem our operation activities under the trust arrangements as unfair competition and impose criminal liability on us. If that happens, our business, results of operations and financial condition would be materially and adversely affected.
According to the PRC Contract Law, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business practice of connecting our institutional funding partners with individual borrowers may constitute intermediary service, and our service agreements with borrowers and investors may be deemed as intermediation contracts under the PRC Contract Law. Pursuant to the PRC Contract Law, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.
Regulations on financial guarantee
In June 1995, the Standing Committee of the National People’s Congress, or the SCNPC, promulgated the PRC Guarantee Law. According to the PRC Guarantee Law, an action of guarantee means that the guarantor agrees to repay the outstanding debts to the creditor or assume any other relevant responsibilities when the debtor fails to repay the outstanding debts or fulfill the responsibilities.
The Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, was promulgated by the State Council on June 21, 2017 and took effect on October 1, 2017. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies should be subject to the approval of the competent government authority, and unless otherwise stipulated, no entity is allowed to operate the financing guarantee business without such approval. If any entity operates the financing guarantee business without such approval, the entity may be subject to penalties, including termination or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the applicable laws and regulations. In October 2019, the China Banking and Insurance Regulatory Commission, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies
, or the Supplements to the Financing Guarantee Rules, which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly
settle existing
business
.

We provide quality assurance commitments to our institutional funding partners either through our own financing guarantee subsidiary or through third-party financing guarantee companies/insurance companies. We are subject to certain regulatory risks as a result of such business practices. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Limitations on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.”
Regulations on anti-money laundering
The
PRC Anti-money Laundering Law
, or the AML Law, promulgated by the PBOC on October 31, 2006 and effective since January 2007, stipulates that special non-financial
institutions which are required by relevant regulations to perform obligations of anti-money laundering shall comply with the anti-money laundering obligations. The PBOC and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and special non-financial
institutions.
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
In October 2018, the PBOC, the CBIRC, and the CSRC, jointly issued the Anti-money Laundering and Anti-terrorism Financing Administrative Measures for Internet Finance Institution
, or Anti-money Laundering and Anti-terrorism Measures, providing that internet finance institutions are obliged to accept the anti-money laundering and anti-terrorism financing inspection conducted by the PBOC and its branches. The Anti-money Laundering and Anti-terrorism Measures also authorized the establishment of the internet finance anti-money laundering and anti-terrorism financing monitor platform, or the Monitor Platform, by the National Internet Finance Association, or NIFA under the instruction of PBOC and other financial governmental authorities to improve the online monitoring mechanism and information sharing between the institutions.
While we have formulated and implemented policies and procedures, including internal controls and “know-your-customer” policies, aimed at preventing money laundering and terrorism financing, we cannot assure you that we will be able to establish and maintain anti-money laundering policies and procedures which can effectively protect our platform from being exploited for money laundering or terrorism financing purposes, or that such policies and procedures, if adopted, will be deemed to be fully in compliance with all applicable anti-money laundering laws and regulations, including the Interim Measures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any failure by our institutional funding partners or third-party service providers to comply with applicable anti-money laundering and anti-terrorism financing laws and regulations could damage our reputation.”
Regulations Relating to Foreign Investment
Investment activities in the PRC by foreign investors are governed by the
Guidance Catalog of Industries for Foreign Investment
, or the Catalog, which was promulgated and is amended from time to time by the MOC and the National Development and Reform Commission. The Catalog divides industries into three categories in terms of foreign investment, which are “encouraged”, “restricted” and “prohibited”, and all industries not listed under one of these categories are generally deemed to be permitted. Foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, 2015, 2017 and 2018 and further amended by Special Administrative Measures for the Access of Foreign Investment (Negative List) in 2019, and other applicable laws and regulations.

On March 15, 2019, the National People’s Congress enacted the
Foreign Investment Law of the People’s Republic of China
, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the
Sino-foreign Equity Joint Venture Enterprise Law
, the
Sino-foreign Cooperative Joint Venture Enterprise Law
and the
Wholly Foreign-invested Enterprise Law
, together with their implementation rules and ancillary regulations. The Foreign Investment Law sets a general principal that foreign investors and their investments in China will enjoy national treatment and subject to a negative list. It embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the
Implementation Regulations on the Foreign Investment Law
still does not explicitly define whether contractual arrangement would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
Foreign investment in telecommunications companies in the PRC is governed by the
Provisions for the Administration of Foreign-Invested Telecommunications Enterprises
, or the Foreign-Invested Telecommunications Enterprises Provisions, which was promulgated by the State Council on December 11, 2001, and amended on September 10, 2008 and February 6, 2016, respectively. The Foreign-Invested Telecommunications Enterprises Provisions prohibit a foreign investor from holding over 50% of the total equity interest in any value-added telecommunications service business in China. In addition, the major foreign investor who invests in a foreign-invested value-added telecommunications enterprise and operates the value-added telecommunications business in China must demonstrate a good track record and experience in operation of value-added telecommunications business.
Regulations Relating to Internet Companies
Regulations on value-added telecommunication services
The
Telecommunications Regulations of the PRC
, or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize telecommunications services into basic telecommunication services and value-added telecommunications services. According to the
Catalog of Telecommunications Business
, attached to the Telecommunications Regulations, information services provided via fixed network, mobile network and Internet fall within value-added telecommunications services.
In July 2017, the MIIT promulgated the
Administrative Measures on Telecommunications Business Operating Licenses
. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business, or VATS License, from the MIIT or its provincial level counterparts.

In July 2006, the Ministry of Information Industry, the predecessor of the MIIT, issued the
Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business
, which prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China.
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
Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if any of our subsidiaries will be required to obtain a separate operating license in addition to the VATS License. We have not applied for such separate license since we have not obtained the VATS License. We cannot assure you that we will not be required to apply for an operating license for our mobile applications in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”
Regulation on mobile internet applications information services
In addition to the Telecommunications Regulations and other regulations above, mobile applications are especially regulated by the
Administrative Provisions on Mobile Internet Applications Information Services
, or the APP Provisions, which was promulgated by the Cyberspace Administration of China, or the CAC, on June 28, 2016 and became effective on August 1, 2016. The APP Provisions regulate mobile application information service providers. According to the APP Provisions, the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local mobile application information, respectively.
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

The
Network Security Law of the PRC
, which was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.
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
Regulations on privacy protection
The
Several Provisions on Regulating the Market Order of Internet Information Services
, issued by the MIIT in December 2011, provide that, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.
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
Pursuant to the
Ninth Amendment to the Criminal Law
issued by the SCNPC, in August 2015 and became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, should be subject to criminal penalty. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, which became effective on June 1, 2017. The Interpretations provide more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information. The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated the Notice on Rectification of Illegal Collection of Personal Information on Application
, or the Notice on Illegal Collection on January 23, 2019, which requires application operators to strictly comply with the Cyber Security Law of the PRC and strengthens the personal information protection. Application operators should, among others, (i) clearly state the authorized purpose, methods and scope of the collection and usage of personal information, and obtain the consent of users for collecting and processing such users’ personal information, and (ii) establish appropriate user information protection systems with remedial measures. To further implement and interpret the Notice on Illegal Collection, the Measures on Identifying Illegality of Personal Information Collection Conducts on Application
was promulgated on November 28, 2019.
Furthermore, the Interim Measures require online lending information service providers to reinforce the management of lenders’ and borrowers’ information, so as to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information. Also, online lending information service providers should keep confidential the lenders’ and borrowers’ information collected in the course of their business, and should not use such information for any other purpose except for services they provide without approval of lenders or borrowers. The Ministry of Public Security promulgated the
Guidance on Several Issues for Soft Violence Regarding Criminal Case
, or the Guidance on Soft Violence, on April 9, 2019, which provides that, among others, harassments by means of internet or telecommunication to disturb people’s normal life, work, production, business, and social order may be deemed as soft violence, which may be subject to criminal liabilities.

While we have taken measures to protect the confidential information that we have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and investor information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions of us or of a third party could result in disclosure or misuse of confidential information and misappropriation of funds of our borrowers and investors, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.”
Regulations Relating to Foreign Exchange
Regulations on foreign currency exchange
The principal regulations governing foreign currency exchange in China are the
Foreign Exchange Administration Regulations
, most recently amended in August 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.
On February 13, 2015, the SAFE promulgated the
Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment
, or SAFE Notice 13. After SAFE Notice 13 became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.
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
On October 23, 2019, the SAFE promulgated the
Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment
, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment
foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should comply with the 2019 Negative List and other relevant PRC laws and regulations. However, there are substantial uncertainties of the further implementation of SAFE Circular 28. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on foreign exchange registration of overseas investment by PRC residents
SAFE promulgated the
Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-trip Investment through Special Purpose Vehicles
, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75”. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu, and Mr. Shaofeng Gu, who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as mainland China residents have completed the foreign exchange registrations in accordance with SAFE Circular 75 then in effect and have updated their registrations in accordance with SAFE Circular 37. They are now in the process of updating their registration required in connection with our recent corporate restructuring. Ms. Wei Luo, who indirectly hold shares in our Cayman Islands holding company and is known to us previously to be a mainland China resident, has changed her citizenship to Hong Kong. Ms. Wei Luo registered in accordance with SAFE Circular 75 previously and now is seeking to cancel or update the registration in accordance with SAFE Circular 37.
On February 13, 2015, SAFE released
Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies
, or SAFE Circular 13, under which local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, starting from June 1, 2015. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”
Regulations on employee stock incentive plans of overseas publicly-listed company
Pursuant to the
Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock
Incentive
Plan of Overseas Publicly-Listed Company
, issued by SAFE in February 2012, individuals participating in any stock incentive plan of any overseas publicly listed company who are PRC citizens or non-PRC
citizens who reside in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. We and our executive officers and other employees who are PRC citizens or non-PRC
citizens who reside in China for a continuous period of not less than one year and have been granted options are subject to these regulations. Failure by these individuals to complete their SAFE registrations may subject us and them to fines and other legal sanctions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”
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
Copyright
. Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years.
Patent
. The Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office under the State Council is responsible for examining and approving patent applications. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.
Trademark
. The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Law has adopted a
“first-to-file”
principle with respect to trademark registration. The Trademark Office under the State Administration of Industry and Commerce is responsible for the registration and administration of trademarks throughout the PRC, and grants a term of ten years to registered trademarks and another ten years if requested upon expiry of the initial or extended term. Trademark license agreements must be filed with the Trademark Office for record.
Domain Name
. Domain names are protected under the
Administrative Measures on the China Internet Domain Names
promulgated by the MIIT in 2004, which will be replaced by the
Administrative Measures on the Internet Domain Names
effective on November 1, 2017. The MIIT is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. Our major domain name “ppdai.com” has been registered.
Regulations Relating to Dividend Distribution
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
requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC issued the
Reform Plan of the State Tax and Local Tax Collection Administration System
, or the Tax Reform Plan, on July 20, 2018, which provides that commencing from January 1, 2019, tax authorities would be responsible for the collection of social insurance contributions. The effect of the Tax Reform Plan is still uncertain.
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
Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income
, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the
Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements
, or Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the
Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties
, or Circular 60, which became effective on November 1, 2015. Circular 60 provides that non-resident
enterprises are not required to obtain
pre-approval
from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident
enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax
filing examinations by the relevant tax authorities. Accordingly, FinVolution (HK) Limited, our Hong Kong subsidiary, may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under Circular 81 and other relevant tax rules and regulations. However, according to Circular 81 and Circular 60, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.
Enterprise income tax
The
Enterprise Income Tax Law
, or the EIT Law, and its implementing rules, which became effective on January 1, 2008, are the principal regulations governing enterprise income tax in the PRC. The EIT Law imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises.

Uncertainties exist with respect to how the EIT Law applies to the tax residence status of FinVolution Group and our offshore subsidiaries. Under the EIT Law, an enterprise established outside China with its “de facto management bodies” located within China is considered a “resident enterprise”, which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.
The SAT issued the
Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese- Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management
, or SAT Circular 82 in 2009. According to SAT Circular 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met:(a) the primary location of the day-to-day
operational management is in China; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d) 50% or more of voting board members or senior executives habitually reside in China.
We do not believe that we meet all of the conditions outlined in the immediately preceding paragraph. We believe that FinVolution Group and our offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Circular 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be treated as a resident enterprise for PRC tax purposes under the EIT Law, and we may therefore be subject to PRC income tax on our global income. We are actively monitoring the possibility of “resident enterprise” treatment for the applicable tax years and are evaluating appropriate organizational changes to avoid this treatment, to the extent possible.
In the event that FinVolution Group or any of our offshore subsidiaries is considered to be a PRC resident enterprise: FinVolution Group or our offshore subsidiaries, as the case may be, may be subject to the PRC enterprise income tax at the rate of 25% on our worldwide taxable income; dividend income that FinVolution Group or our offshore subsidiaries, as the case may be, received from our PRC subsidiaries may be exempt from the PRC withholding tax; and interest paid to our overseas shareholders or ADS holders who are non-PRC
resident enterprises as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs may be regarded as
PRC-sourced
income and as a result be subject to PRC withholding tax at a rate of up to 10%, subject to any reduction or exemption set forth in relevant tax treaties, and similarly, dividends paid to our overseas shareholders or ADS holders who are non-PRC
resident individuals, as well as gains realized by such shareholders or ADS holders from the transfer of our shares or ADSs, may be regarded as
PRC-sourced
income and as a result be subject to PRC withholding tax at a rate of 20%, subject to any reduction or exemption set forth in relevant tax treaties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.”

SAT issued a
Public
Notice
Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises
, or SAT Public Notice 7, on February 3, 2015, which replaced or supplemented certain previous rules under the
Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises
, or SAT Circular 698. Under SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC
resident enterprises may be
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

(1)	Beijing Paipairongxin currently has four shareholders: Jun Zhang, our co-founder
and director, Tiezheng Li, our
co-founder,
vice chairman and chief strategy officer, Honghui Hu, our
co-founder,
director and president, and Shaofeng Gu, our
co-founder,
chairman and chief innovation officer, each holding 13.22%, 4.81%, 12.85%, and 69.12% of Beijing Paipairongxin’s equity interests, respectively.

(2)	Shanghai Zihe currently has four shareholders: Jun Zhang our co-founder
and director, Tiezheng Li, our
co-founder,
vice chairman and chief strategy officer, Honghui Hu, our
co-founder,
director and president, Shaofeng Gu, our
co-founder,
chairman and chief innovation officer, each holding 25% of Shanghai Zihe’s equity interests, respectively.

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

Contractual Arrangements
PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiary is considered a foreign-invested enterprise. Before the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries was published in August 2016, there was no official guidance or interpretation from the PRC government clarifying whether online consumer finance services fall within the category of value-added telecommunication services and whether providers of such services should be subject to value-added telecommunication regulations. However, we believe the online consumer finance services offered through our platform constitute a type of value-added telecommunication services that foreign ownership and investment are restricted; and therefore, we should operate our platform through contractual arrangements with a variable interest entity and its shareholders to ensure compliance with the relevant PRC laws and regulations.

We had entered into a series of contractual arrangements, through Beijing Prosper, with Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Shanghai PPDai (with respect to the amended and restated exclusive technology consulting and service agreement only) to obtain effective control over Beijing Paipairongxin and its subsidiaries. In June 2017, we, through Shanghai Guangjian and Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), entered into a new set of contractual arrangements with Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only) to replace the previous contractual arrangements and continue our effective control over Beijing Paipairongxin and its subsidiaries, in particular Shanghai PPDai, through which we operate our online lending information intermediary business. Shanghai PPDai has made applications for value-added telecommunication business license with the relevant local telecommunication regulatory authority, but due to the lack of detailed implementation rules, the local authority has tentatively put its applications on hold. Shanghai PPDai intends to apply for a value-added telecommunication business license again once it becomes feasible under PRC laws and regulations. In March 2018, we restated the contractual arrangements with Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Shanghai PPDai (the “Newly Restated Contractual Arrangements”).
In March 2018, we entered into another set of contractual arrangements, through Shanghai Manyin, with Shanghai Zihe, and the shareholders of Shanghai Zihe. These contractual arrangements consist of (i) loan agreement between Shanghai Manyin and shareholders of Shanghai Zihe, (ii) business operation agreement among Shanghai Manyin, Shanghai Zihe and shareholders of Shanghai Zihe, (iii) exclusive technology consulting and service framework agreement between Shanghai Manyin and Shanghai Zihe, (iv) equity pledge agreement among Shanghai Manyin, Shanghai Zihe and shareholders of Shanghai Zihe, (v) exclusive option agreement among Shanghai Manyin, Shanghai Zihe and shareholders of Shanghai Zihe, and (vi) power of attorney between shareholders of Shanghai Zihe and Shanghai Manyin.
In January 2019, we entered into another set of contractual arrangements, through Shanghai Manyin, with Shanghai Ledao, and the shareholders of Shanghai Ledao. These contractual arrangements consist of (i) loan agreement between Shanghai Manyin and shareholders of Shanghai Ledao, (ii) business operation agreement among Shanghai Manyin, Shanghai Ledao and shareholders of Shanghai Ledao, (iii) exclusive technology consulting and service framework agreement between Shanghai Manyin and Shanghai Ledao, (iv) equity pledge agreement among Shanghai Manyin, Shanghai Ledao and shareholders of Shanghai Ledao, (v) exclusive option agreement among Shanghai Manyin, Shanghai Ledao and shareholders of Shanghai Ledao, and (vi) power of attorney between shareholders of Shanghai Ledao and Shanghai Manyin.
In November 2018, we entered into another set of contractual arrangements, through Shanghai Manyin, with Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao. These contractual arrangements consist of (i) loan agreement between Shanghai Manyin and shareholders of Shanghai Nianqiao, (ii) business operation agreement among Shanghai Manyin, Shanghai Nianqiao and shareholders of Shanghai Nianqiao, (iii) exclusive technology consulting and service framework agreement between Shanghai Manyin and Shanghai Nianqiao, (iv) equity pledge agreement among Shanghai Manyin, Shanghai Nianqiao and shareholders of Shanghai Nianqiao, (v) exclusive option agreement among Shanghai Manyin, Shanghai Nianqiao and shareholders of Shanghai Nianqiao, and (vi) power of attorney between shareholders of Shanghai Nianqiao and Shanghai Manyin.
The contractual arrangements with Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao and Shanghai Nianqiao allow us to:
•	exercise effective control over Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, Shanghai Nianqiao, and their respective subsidiaries;

•	receive substantially all of the economic benefits of Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, Shanghai Nianqiao, and their respective subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests in Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, Shanghai Nianqiao, and their respective subsidiaries when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao and Shanghai Nianqiao, and we treat Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao and Shanghai Nianqiao as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao and Shanghai Nianqiao and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.
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
Agreements that provide us with effective control over Shanghai Zihe
Loan Agreement
. Shanghai Manyin entered into a loan agreement with each of the shareholders of Shanghai Zihe, namely Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our
co-founders
and shareholders in March 2018. Under the loan agreements, Shanghai Manyin has granted an interest-free loan of RMB100.0 million to the shareholders of Shanghai Zihe solely for the capital contributions to Shanghai Zihe. Upon written notice by Shanghai Manyin, the loan shall be repaid by the shareholders of Shanghai Zihe from the proceeds received by transferring their equity interests in Shanghai Zihe to Shanghai Manyin pursuant to the terms and conditions of the exclusive option agreement among Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe. If the proceeds received by the shareholders of Shanghai Zihe from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Manyin together with the principal. Shanghai Manyin has the right to request repayment of the loan before maturity.
Business Operation Agreement
. Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into a business operation agreement on March 21, 2018. Pursuant to this agreement, Shanghai Zihe and its shareholders agree that to the extent permitted by law, they will accept and strictly execute instructions from Shanghai Manyin on business operations, such as appointment of directors and senior management. Shanghai Zihe and its shareholders further agree that, without prior written consent of Shanghai Manyin, Shanghai Zihe will not take any action that may have material effects on its assets, businesses, human resources, rights, obligations, or business operations. This agreement also requires each of Shanghai Zihe’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Manyin or any person(s) designated by Shanghai Manyin to execute shareholders’ rights on behalf of such shareholder. Unless terminated in advance pursuant this agreement, this agreement will remain effective for 30 years, renewable upon advance written notice by Shanghai Manyin.
Power of Attorney
. Through a power of attorney dated March 21, 2018, each shareholder of Shanghai Zihe irrevocably authorizes Shanghai Manyin or any person(s) designated by Shanghai Manyin to act as his or her attorney-in-fact
to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Zihe, such as the right to call a shareholders’ meeting, join a shareholders’ meeting and sign any shareholders resolutions; the right to nominate and appoint legal representative, directors, supervisors, general manager, chief financial officer and other officers, as well as all rights a shareholder may have as a shareholder under laws and constitutional documents. The power of attorney will remain in force and irrevocable during the term each shareholder remains as a shareholder of Shanghai Zihe.
Equity Pledge Agreement
. Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into an equity pledge agreement on March 21, 2018. Pursuant to the equity pledge agreement, each shareholder of Shanghai Zihe has pledged all of his equity interest in Shanghai Zihe to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Zihe of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Zihe or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Zihe agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Zihe. The equity pledge agreement will remain effective until Shanghai Zihe and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

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
Agreements that provide us with effective control over Shanghai Ledao
Loan Agreement
. Shanghai Manyin entered into a loan agreement with each of the shareholders of Shanghai Ledao, namely Mr. Lizhong Chen and Mr. Yejun Jiang on January 14, 2019. Under the loan agreements, Shanghai Manyin has granted an interest-free loan of RMB50.0 million to the shareholders of Shanghai Ledao solely for the capital contributions to Shanghai Ledao. Upon written notice by Shanghai Manyin, the loan shall be repaid by the shareholders of Shanghai Ledao from the proceeds received by transferring their equity interests in Shanghai Ledao to Shanghai Manyin pursuant to the terms and conditions of the exclusive option agreement among Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao. If the proceeds received by the shareholders of Shanghai Ledao from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Manyin together with the principal. Shanghai Manyin has the right to request repayment of the loan before maturity.

Business Operation Agreement
. Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao entered into a business operation agreement on January 14, 2019. Pursuant to this agreement, Shanghai Ledao and its shareholders agree that to the extent permitted by law, they will accept and strictly execute instructions from Shanghai Manyin on business operations, such as appointment of directors and senior management. Shanghai Ledao and its shareholders further agree that, without prior written consent of Shanghai Manyin, Shanghai Ledao will not take any action that may have material effects on its assets, businesses, human resources, rights, obligations, or business operations. This agreement also requires each of Shanghai Ledao’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Manyin or any person(s) designated by Shanghai Manyin to execute shareholders’ rights on behalf of such shareholder. Unless terminated in advance pursuant this agreement, this agreement will remain effective for 30 years, renewable upon advance written notice by Shanghai Manyin.
Power of Attorney
. Through a power of attorney dated January 14, 2019, each shareholder of Shanghai Ledao irrevocably authorizes Shanghai Manyin or any person(s) designated by Shanghai Manyin to act as his or her attorney-in-fact
to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Ledao, such as the right to call a shareholders’ meeting, join a shareholders’ meeting and sign any shareholders resolutions; the right to nominate and appoint legal representative, directors, supervisors, general manager, chief financial officer and other officers, as well as all rights a shareholder may have as a shareholder under laws and constitutional documents. The power of attorney will remain in force and irrevocable during the term each shareholder remains as a shareholder of Shanghai Ledao.
Equity Pledge Agreement
. Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao entered into an equity pledge agreement on January 14, 2019. Pursuant to the equity pledge agreement, each shareholder of Shanghai Ledao has pledged all of his equity interest in Shanghai Ledao to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Ledao of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Ledao or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Ledao agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Ledao. The equity pledge agreement will remain effective until Shanghai Ledao and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.
Agreement that allows us to receive economic benefits from Shanghai Ledao
Exclusive Technology Consulting and Service Framework Agreement
. Shanghai Manyin, and Shanghai Ledao entered into an exclusive technology consulting and service framework agreement on January 14, 2019. Pursuant to this agreement, Shanghai Manyin or its designated party has the exclusive right to provide Shanghai Ledao with technical support, consulting services and other services. Without prior written consent from Shanghai Manyin, Shanghai Ledao shall not accept any technical support and services covered by this agreement from any third party. The service fees Shanghai Ledao is going to pay to Shanghai Manyin shall be determined on a case-by-case
basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by Shanghai Manyin and its employees, the commercial value of the technology consulting and service to be provided by Shanghai Manyin and the revenue Shanghai Ledao generates due to the technology consulting and service provided by Shanghai Manyin. Shanghai Manyin shall own the intellectual property rights arising out of the provisions of services under this agreement. Unless Shanghai Manyin terminates this agreement in advance, this agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice. Although this agreement can be terminated by mutual agreement between Shanghai Manyin and Shanghai Ledao, Shanghai Ledao has no right to unilaterally terminate this agreement.

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
Agreements that provide us with effective control over Shanghai Nianqiao
Loan Agreement
. Shanghai Manyin entered into a loan agreement with each of the shareholders of Shanghai Nianqiao, namely Mr. Zhouhao Gu and Mrs. Xiumeng Chen on November 29, 2018. Under the loan agreements, Shanghai Manyin has granted an interest-free loan of RMB50.0 million to the shareholders of Shanghai Nianqiao solely for the capital contributions to Shanghai Nianqiao. Upon written notice by Shanghai Manyin, the loan shall be repaid by the shareholders of Shanghai Nianqiao from the proceeds received by transferring their equity interests in Shanghai Nianqiao to Shanghai Manyin pursuant to the terms and conditions of the exclusive option agreement among Shanghai Manyin, Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao. If the proceeds received by the shareholders of Shanghai Nianqiao from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Manyin together with the principal. Shanghai Manyin has the right to request repayment of the loan before maturity.
Business Operation Agreement
. Shanghai Manyin, Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao entered into a business operation agreement on November 29, 2018. Pursuant to this agreement, Shanghai Nianqiao and its shareholders agree that to the extent permitted by law, they will accept and strictly execute instructions from Shanghai Manyin on business operations, such as appointment of directors and senior management. Shanghai Nianqiao and its shareholders further agree that, without prior written consent of Shanghai Manyin, Shanghai Nianqiao will not take any action that may have material effects on its assets, businesses, human resources, rights, obligations, or business operations. This agreement also requires each of Shanghai Nianqiao’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Manyin or any person(s) designated by Shanghai Manyin to execute shareholders’ rights on behalf of such shareholder. Unless terminated in advance pursuant this agreement, this agreement will remain effective for 30 years, renewable upon advance written notice by Shanghai Manyin.
Power of Attorney
. Through a power of attorney dated November 29, 2018, each shareholder of Shanghai Nianqiao irrevocably authorizes Shanghai Manyin or any person(s) designated by Shanghai Manyin to act as his or her attorney-in-fact
to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Nianqiao, such as the right to call a shareholders’ meeting, join a shareholders’ meeting and sign any shareholders resolutions; the right to nominate and appoint legal representative, directors, supervisors, general manager, chief financial officer and other officers, as well as all rights a shareholder may have as a shareholder under laws and constitutional documents. The power of attorney will remain in force and irrevocable during the term each shareholder remains as a shareholder of Shanghai Nianqiao.

Equity Pledge Agreement
. Shanghai Manyin, Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao entered into an equity pledge agreement on November 29, 2018. Pursuant to the equity pledge agreement, each shareholder of Shanghai Nianqiao has pledged all of his equity interest in Shanghai Nianqiao to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Nianqiao of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Nianqiao or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Nianqiao agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Nianqiao. The equity pledge agreement will remain effective until Shanghai Nianqiao and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.
Agreement that allows us to receive economic benefits from Shanghai Nianqiao
Exclusive Technology Consulting and Service Framework Agreement
. Shanghai Manyin, and Shanghai Nianqiao entered into an exclusive technology consulting and service framework agreement on November 29, 2018. Pursuant to this agreement, Shanghai Manyin or its designated party has the exclusive right to provide Shanghai Nianqiao with technical support, consulting services and other services. Without prior written consent from Shanghai Manyin, Shanghai Nianqiao shall not accept any technical support and services covered by this agreement from any third party. The service fees Shanghai Nianqiao is going to pay to Shanghai Manyin shall be determined on a case-by-case
basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by Shanghai Manyin and its employees, the commercial value of the technology consulting and service to be provided by Shanghai Manyin and the revenue Shanghai Nianqiao generates due to the technology consulting and service provided by Shanghai Manyin. Shanghai Manyin shall own the intellectual property rights arising out of the provisions of services under this agreement. Unless Shanghai Manyin terminates this agreement in advance, this agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice. Although this agreement can be terminated by mutual agreement between Shanghai Manyin and Shanghai Nianqiao, Shanghai Nianqiao has no right to unilaterally terminate this agreement.
Agreement that provides us with the option to purchase the equity interest in Shanghai Nianqiao
Exclusive Option Agreement
. Shanghai Manyin, Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao entered into an exclusive option agreement on November 29, 2018. Pursuant to the exclusive option agreement, the shareholders of Shanghai Nianqiao have irrevocably granted Shanghai Manyin or any third party designated by Shanghai Manyin an exclusive option to purchase all of their respective equity interests in Shanghai Nianqiao at the lowest price permitted by the PRC laws. The shareholders of Shanghai Nianqiao will immediately gift Shanghai Manyin or any third party designated by Shanghai Manyin with the purchase price after Shanghai Manyin or any third party designated by Shanghai Manyin exercises the option. The shareholders of Shanghai Nianqiao agree that without their separate consent, Shanghai Manyin may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Manyin or its designated third party, Shanghai Nianqiao shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Shanghai Nianqiao also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Shanghai Nianqiao to any third party or create or allow any encumbrance on their equity interests within the term of this agreement. This agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice.

In the opinion of Jingtian & Gongcheng Law Firm (Shanghai), our PRC counsel:
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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. For example, on March 15, 2019, the National People’s Congress enacted the
Foreign Investment Law of the PRC
, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the
Sino-foreign Equity Joint Venture Enterprise Law
, the
Sino-foreign Cooperative Joint Venture Enterprise Law
and the
Wholly Foreign-invested Enterprise Law
, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the
Implementation Regulations on the Foreign Investment Law
still does not explicitly define whether contractual arrangement would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance platform business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities and their subsidiaries do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

D.	Property, Plants and Equipment

Our corporate headquarters is located in Shanghai, where we lease office space with an area of approximately 23,548 square meters as of the date of this annual report. For our customer services and loan collection services, we lease an area of approximately 2,070 square meters in Wuxi, approximately 3,352 square meters in Changsha, approximately 9,528 square meters in Hefei, and approximately 2,665 square meters in Zhengzhou. We also lease office space in Beijing, Hainan and Indonesia. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from one year to five years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.
ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form
20-F.
This report contains forward-looking statements. See “Forward-Looking Statements” on page 3 of this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form
20-F.
We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.
A.	Operating Results

Overview
We are a leading online consumer finance in China with strong brand recognition. Launched in 2007, we are a pioneer in China’s online consumer finance platform industry connecting borrowers, whose needs are unserved or underserved by traditional financial institutions, with investors and financial institutions. As of December 31, 2019, we had over 105.9 million registered users.
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
We provide individual investors and institutional funding partners with an opportunity to invest in an emerging asset class—consumer loans—through a variety of investment options. We offer attractive risk-adjusted returns supported by a set of comprehensive risk management procedures and different investor protection mechanisms to control and mitigate investors’ risk exposure.

We generate revenues primarily by collecting transaction service fees. For loans funded by individual investors, we collect transaction service fees from borrowers for our services in matching them with investors and for other services we provide over the loans’ lifecycle. For loans funded by institutional funding partners, we collect transaction service fees primarily from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Our operating revenues grew from RMB3.9 billion in 2017 to RMB4.5 billion in 2018, and further to RMB6.0 billion (US$856.5 million) in 2019. A substantial portion of our operating revenues for these periods were attributable to fees collected from borrowers. Our net profit increased from RMB1.1 billion in 2017 to RMB2.5 billion in 2018 and RMB2.4 billion (US$341.1 million) in 2019. Our total assets as of December 31, 2017 and 2018 and 2019 were RMB8.6 billion, RMB13.1 billion and RMB18.3 billion (US$2.6 billion), respectively.
General Factors Affecting Our Results of Operations
Our business and results of operations are affected by general factors affecting China’s online consumer finance industry, which include, among other things:
•	China’s overall economic growth,

•	per capita disposable income,

•	fluctuation of interest rates,

•	development of regulatory environment for the China’s online consumer finance industry, and

•	growth of mobile internet penetration, including the popularity of smart mobile devices.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services. For example, in August 2017, the Shanghai financial regulatory authorities required Shanghai PPDai to provide certain undertakings with respect to its “business scale.” Accordingly, Shanghai PPDai has undertaken to ensure that its “business scale” (which we understand, based on our communication with the authorities, refers to the outstanding balance of loans invested by individual investors facilitated by our Shanghai operations) does not exceed the total outstanding balance of loans invested through our platform as of June 30, 2017 which amounted to RMB20.6 billion, until March 31, 2018 or as otherwise specified by relevant regulatory authorities in the future, which we believe to be the completion of registration with Shanghai financial regulatory authorities. Circular 175 further requires that normal intermediaries, which are defined as large-scale online lending information intermediaries that are strictly in compliance with relevant laws and regulations and have not demonstrated any high-risk characteristics, shall strictly control and manage the business scale and the number of investors. As of March 31, early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had the COVID-19, asking China residents to remain at home and to avoid gathering in public, and other actions. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. In response to the pandemic, we made remote working arrangements and suspended business travels to ensure the safety and health of our employees. All of the above measures reduce our business operation capacity and negatively affect our operating results. The outbreak of COVID-19 also caused an increase in default of the loans on our platform as the extension of the Chinese New Year holiday and suspension of business activities across various sectors are likely to hurt income of the borrowers on our platform. As a result, the provision for loans receivable, accounts receivable and quality assurance payable increased which negatively impacted our earnings in the first quarter of 2020. As a result of the sharp slowdown in consumption activities and the increase in default by borrowers on our platform, our loan volume also experienced a decline in the first quarter of 2020 compared to the first quarter of 2019 and the fourth quarter of 2019 due to our adoption of a more prudent approach in facilitating new loans, which negatively impacted our revenue for the three months ended March 31, 2020. In addition, normal economic life throughout China was sharply curtailed during the outbreak of COVID-19 and opportunities for discretionary consumption were extremely limited. Our results of operations could be adversely affected to the extent that any of these pandemics harms the Chinese economy in general. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to COVID-19 outbreaks, other health epidemics and outbreaks and natural disasters, which could significantly disrupt our operations” for more information.
Specific Factors Affecting Our Results of Operations
While our business is exposed to general factors affecting the online consumer finance industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors.
Ability to Maintain and Expand our Borrower Base in a Cost-Effective Manner
Our revenues are dependent on our ability to acquire new borrowers and retain and increase engagement of existing borrowers. In 2017, 2018 and 2019, we served approximately 8.7 million, 6.8 million and 6.7 million borrowers, respectively. We use various means, including mobile app stores, search engine marketing, online advertising and online partnerships, to attract new borrowers. We are continuously seeking to improve and optimize user experience to achieve a high level of borrower satisfaction, which helps to attract and retain borrowers. We will also continue to develop new loan products to enhance engagement of our borrowers.

Our results of operations and ability to sustain and increase loan volumes will depend, in part, on the effectiveness of our sales and marketing efforts. Our sales and marketing expenses were 20.1%, 15.6% and 12.1% of our total operating revenues in 2017, 2018 and 2019, respectively. The significant decrease in our sales and marketing expenses as a percentage of our total operating revenues was attributable to our efforts to optimize effectiveness of borrower acquisition, an increase in revenues contribution by existing borrowers and in 2018, the decline in online customer acquisition expenses. We intend to continuously dedicate significant resources to borrower acquisition and improve the effectiveness of these efforts.
Ability to Maintain and Expand our Investor Base
Our revenues are also dependent on the growth in our investor base. The number of individual investors who invested through our platform was over 307,000 in 2017, over 249,000 in 2018 and over 160,000 in 2019. We have also had increased investments from institutional funding partners. As of December 31, 2019, we had over 30 institutional funding partners active on our platform. Going forward, we will continue to retain existing institutional funding partners and attract new institutional funding partners by offering attractive returns and providing enhanced tools to meet their needs.
Maintenance of Effective Risk Management
Our ability to effectively segment borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and investors as well as our ability to offer investors attractive risk-adjusted returns, both of which directly relate to users’ confidence in our platform. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data
analytical capabilities and the increasing amount of data we accumulate through our operations.
Furthermore, we have established a quality assurance fund mechanism to protect individual investors from potential losses resulting from delinquent loans. Historically, we also had several investor reserve funds to protect individual investors from underperformance of investment programs. See “Item 4. Information on the Company—B. Business Overview—Investor Protection.” We determine the contributions to these funds based on the estimated loan delinquency rates. For our institutional funding partners, we provide our institutional funding partners with quality assurance commitments either through our own financing guarantee subsidiary or through third-party financing guarantee companies/insurance companies for a substantial majority of the loans funded by our institutional funding partners. As a result, we are subject to credit risk for such loans. Our ability to accurately estimate loan delinquency rates and our ability to collect delinquent loans have an impact on the amount we need to pay to third-party financing guarantee companies or insurance companies and our own financial condition, which have an impact on our consolidated statements of comprehensive income/(loss). See “—Critical Accounting Policies, Judgments and Estimates— Quality Assurance Payable and Receivable,” “—Critical Accounting Policies, Judgments and Estimates—Financial Guarantee Derivative,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Limitations on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding”
Ability to Price Accurately
Our profitability largely depends on our ability to reasonably price the loans facilitated through our platform. We implement segmented pricing for our standard loan products, which contributed a majority of our revenues in the periods presented in this annual report. Prospective borrowers for our standard loan products are divided into eight segments based on our proprietary credit scoring model: Level I applicants have the lowest risk of default whereas Level VIII loan applicants, whose applications will be rejected, have the highest risk of default. The transaction service fee rate that we collected from borrowers for standard loan products varies depending on their respective credit levels and duration of the underlying loan.

Ability to Innovate
Our growth to date has depended on, and our future success will depend in part on, successfully meeting borrower and investor demand for new loan products and innovative investment options. We have made and intend to continue to make substantial investments to develop loan products and investment options for borrowers and investors. For borrowers, we plan to introduce new features and products that meet their evolving financial needs at different stages of their lives. For our institutional funding partners, we will continue to expand our products and services to meet their needs for target returns, risk preferences, investment horizon and liquidity requirements. Failure to continue to successfully develop and offer innovative products could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.
In addition, our success to date is largely attributable to our ability to seamlessly integrate the use of technologies into provision of financial services. We have been focusing on leveraging our big-data
analytics and machine learning capabilities to increase the automation level of our platform and optimize our operational efficiency in various aspects. As our business grows, we will continue to invest in strengthening our technology infrastructure, which may result in the increase of our research and development expenses, and origination and servicing expenses.
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
Loan Performance Data
Delinquency Rate by Balance
We define delinquency rate as the balance of the outstanding principal for loans that were 15 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149 and 150 to 179 calendar days past due as a percentage of the total outstanding balance of principal for the loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are typically considered charged-off
and are not included in the delinquency rate calculation. The following table provides the delinquency rates for all outstanding loans on our platform as of the respective dates indicated. Since the origination amount of our standard loan products accounted for the vast majority of the total amount of loans facilitated through our platform for the periods presented, the delinquency information below mainly reflects the performance of our standard loan products. The delinquency rates in late 2017 were relatively higher than previous delinquency rates primarily due to a sudden adverse change in market conditions.

	Delinquent for
	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2017	0.57%	0.95%	0.79%	0.59%	0.54%	0.51%
June 30, 2017	0.86%	1.11%	0.79%	0.51%	0.55%	0.52%
September 30, 2017	0.89%	1.40%	1.15%	1.02%	0.79%	0.60%
December 31, 2017	2.27%	2.21%	1.72%	1.63%	1.36%	1.20%
March 31, 2018	0.87%	2.10%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%

Delinquency Rate by Vintage
We refer to loans facilitated during a specified time period as a vintage. We define vintage delinquency rate as (i) the total amount of principal for all loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and divided by (iii) the total amount of initial principal for all loans in such vintage. Loans that have been considered charged-off
are included in the calculation of vintage delinquency rates.
In the first quarter of 2020, we adjusted the definition of
30-day
plus past due delinquent loans in a vintage to better present delinquency rate by vintage. Under the adjusted definition, a loan is
30-day
plus past due after 30 days pass its actual due date, while under our previous definition, a loan was
30-day
plus past due after 30 days passed the presumed due date, which was one-month after the loan’s funding date. The following chart and table display the historical cumulative
30-day
plus past due delinquency rates by loan origination vintage for all continuing loan products facilitated through our online platform under the adjusted definition of
30-day
plus past due delinquent loans.

(1)	Our vintage delinquency rate for loans facilitated during 2017 was 6.82%, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(2)	Our vintage delinquency rate for loans facilitated during 2018 was 7.04%, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3)	As of December 31, 2019, our vintage delinquency rate for loans facilitated during the first three quarters was 4.43%, calculated as the volume weighted average of the quarterly vintage delinquency rates as of December 31, 2019. As loans facilitated during 2018 continue to age, the delinquency rate for the 2019 vintage, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage, may be different from the vintage delinquency rate of 4.43% as of December 31, 2019.

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2017Q1	1.51	2.09	2.71	3.33	3.87	4.33	4.68	4.98	5.33	5.61	5.80
2017Q2	2.19	3.01	3.86	4.56	5.13	5.78	6.32	6.79	7.05	7.19	7.24
2017Q3	2.22	3.05	4.13	5.18	6.13	6.64	6.88	7.04	7.16	7.22	7.26
2017Q4	2.86	4.24	5.19	5.69	5.98	6.19	6.29	6.39	6.47	6.49	6.50
2018Q1	1.37	2.20	2.99	3.67	4.32	4.86	5.23	5.50	5.66	5.74	5.77
2018Q2	1.87	3.12	4.39	5.46	6.33	6.99	7.47	7.80	7.99	8.08	8.13
2018Q3	1.45	2.51	3.53	4.39	5.09	5.59	5.97	6.28	6.50	6.64	6.72
2018Q4	1.43	2.49	3.55	4.42	5.18	5.76	6.20	6.54	6.81	7.01	7.16
2019Q1	1.34	2.38	3.45	4.36	5.13	5.75	6.22	6.65	—	—	—
2019Q2	1.33	2.34	3.31	4.18	5.05	—	—	—	—	—	—
2019Q3	1.02	2.16	—	—	—	—	—	—	—	—	—

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

	For the Year Ended December 31,
	2017		2018 (1)		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenues:
Loan facilitation service fees	2,843,287	72.4	2,919,234	64.2	3,310,875	475,577	55.5
Post-facilitation service fees	668,819	17.0	922,797	20.3	1,200,373	172,423	20.1
Net interest income (2)	31,377	0.8	256,108	5.6	1,106,669	158,963	18.6
Other revenue	491,400	12.5	376,915	8.3	344,840	49,533	5.8
Changes in expected discretionary payment to investors protected by investor reserve funds	(107,660)	(2.7)	68,619	1.5	—	—	—

Net revenues	3,927,223	100.0	4,543,673	100.0	5,962,757	856,496	100.0

Operating expenses:
Origination and servicing expenses	(890,160)	(22.7)	(875,905)	(19.3)	(1,164,716)	(167,301)	(19.5)
Origination and servicing expenses-related party	(84,362)	(2.1)	(109,666)	(2.4)	(43,494)	(6,248)	(0.7)
Sales and marketing expenses	(788,291)	(20.1)	(710,754)	(15.6)	(720,333)	(103,469)	(12.1)
General and administrative expenses	(423,795)	(10.8)	(383,388)	(8.4)	(435,816)	(62,601)	(7.3)
Research and development expenses	(164,869)	(4.2)	(317,965)	(7.0)	(390,585)	(56,104)	(6.6)
Provision for loans receivable (2)	(46,586)	(1.2)	(192,749)	(4.2)	(299,504)	(43,021)	(5.0)
Provision for accounts receivable	—	—	(106,652)	(2.3)	(261,882)	(37,617)	(4.4)

Total operating expenses	(2,398,063)	(61.1)	(2,697,079)	(59.4)	(3,316,330)	(476,361)	(55.6)

Other income/(expenses) (3)	(171,542)	(4.4)	774,063	17.0	210,053	30,173	3.5

Profit before income tax expenses	1,357,618	34.6	2,620,657	57.7	2,856,480	410,308	47.9

Income tax expense	(274,711)	(7.0)	(151,206)	(3.3)	(481,962)	(69,230)	(8.1)

Net profit	1,082,907	27.6	2,469,451	54.3	2,374,518	341,078	39.8

(1)	On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts the performance of which was not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under Topic 605.

(2)	We historically presented interest income, interest expenses and provision for loan receivables within the financial statement line item “net interest income (expense) and loan provision losses.” In 2019, we reclassified provision for loan receivables amounting RMB299.5 million from “net interest income (expense) and loan provision losses” in operating revenue to “provision for loan receivables” in operating expenses. The amount of provision for loan receivables that have been reclassified to conform to the current period financial statement presentation were RMB46.6 million and RMB192.7 million for the year ended December 31, 2017 and 2018, respectively.

(3)	The following table sets forth the breakdown of our other income/(expenses):

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other income/(expenses):
Gain from quality assurance	5,885	0.2	510,894	11.2	98,405	14,135	1.6
Realized gain/(loss) from financial guarantee derivatives	169,103	4.3	(157,244)	(3.5)	31,444	4,517	0.5
Fair value change of financial guarantee derivatives	(383,061)	(9.8)	272,057	6.0	(56,287)	(8,085)	(0.9)
Other income, net	36,531	0.9	148,356	3.3	136,491	19,606	2.3

Total other income/(expenses)	(171,542)	(4.4)	774,063	17.0	210,053	30,173	3.5

Revenues
Our operating revenues include loan facilitation service fees, post-facilitation service fees, net interest income and other revenues. We generate revenues primarily by collecting transaction service fees from borrowers for loans funded by individual investors and primarily from institutional funding partners for loans funded by such institutional funding partners.
Loan facilitation service fees
For each loan facilitated on our platform, we collect transaction service fees and allocate such fees between loan facilitation services and post-facilitation services that we provide. Loan facilitation service fees are the portion of transaction service fees collected in relation to the work we perform through our platform in connecting borrowers with individual investors or institutional funding partners and facilitating the origination of loan transactions.
2019 Compared to 2018
. Loan facilitation service fees increased by 13.4% to RMB3,310.9 million (US$475.6 million) in 2019 from RMB2,919.2 million in 2018, primarily due to the increase in the total origination amount of loans facilitated through our platform, offset by the decrease in the average rate of transaction service fees as a result of the shift in funding on the platform from individual investors to institutional funding partners, which typically have a lower rate of transaction service fees. The total origination amount of loans increased from approximately RMB61.5 billion in 2018 to RMB82.2 billion (US$11.8 billion) in 2019. The increase in the loan origination amount was primarily driven by the increase in borrowing from repeat borrowers, which typically have higher loan outstanding amounts than new borrowers. The percentage of loan volume generated by repeat borrowers who have successfully borrowed on our platform before increased from 73.6% in 2018 to 78.1% in 2019.
2018 Compared to 2017
. Loan facilitation service fees increased by 2.7% to RMB2,919.2 million in 2018 from RMB2,843.3 million in 2017, primarily due to the old revenue recognition standard ASC 605 used in 2017. Under ASC 605, transaction service fees collected on a monthly basis are considered contingent and therefore not allocable until received. Under ASC 606, all transaction price is allocated to the performance obligations in the arrangement irrespective of whether additional goods or services need to be provided before the transaction service fee is paid. The average rate of transaction service fees collected from borrowers for loans funded by individual investors was 6.77% in 2018, compared with 6.5% in 2017.
Post-facilitation service fees
Post-facilitation service fees are the portion of transaction service fees collected in relation to services we provide after loan origination, such as repayment facilitation and loan collection.
2019 Compared to 2018
. Post-facilitation service fees increased by 30.1% to RMB1,200.4 million (US$172.4 million) in 2019 from RMB922.8 million in 2018, primarily due to the rolling impact of deferred transaction service fees.
2018 Compared to 2017
. Post-facilitation service fees increased by 38.0% to RMB922.8 million in 2018 from RMB668.8 million in 2017, primarily due to (i) the rolling impact of deferred transaction service fees, and (ii) the adoption of ASC 606 effective January 1, 2018, pursuant to which we reallocated loan collection fees of RMB125.2 million recorded previously under other revenue to post-facilitation service fees.

Other revenue
Other revenue mainly includes collection fees charged to borrowers, management fees charged to investors who subscribe to investment programs that invest in loans protected by the quality assurance fund, and services fees charged to investors for selling loans over our secondary loan market.
2019 Compared to 2018
. Other revenue decreased by 8.5% to RMB344.8 million (US$49.5 million) in 2019 from RMB376.9 million in 2018, primarily due to the decrease in management fees from investment programs that invest in loans protected by the quality assurance fund due to the winding down of our investment programs in the fourth quarter of 2019 as a result of our decision to discontinue our online lending information intermediary business.
2018 Compared to 2017
. Other revenue decreased by 23.3% to RMB376.9 million in 2018 from RMB491.4 million in 2017, primarily due to the adoption of ASC 606 effective January 1, 2018, pursuant to which we reallocated loan collection fees recorded previously under other revenue to loan facilitation fees and post-facilitation fees. This was partially offset by an increase in management fees we received from investment programs that invest in loans protected by the quality assurance fund.
Changes in expected discretionary payment to investors protected by investor reserve funds
Expected discretionary payment to investors protected by investor reserve funds represents a one-off
voluntary provision we made in December 2017 to compensate investors who invested in investment programs we offered before January 1, 2018 for potential differences between the lower limits of estimated rates of return of the investment programs they invested in and the expected returns of the underlying loans corresponding to those investment programs. In 2018, due the changes in the market environment, we experienced improved loan performance in investment programs protected by investor reserve funds. As the actual default rate was lower than previously expected, RMB68.6 million of discretionary payment provision was reversed to reflect expected future payout in 2018. In 2019, the changes in expected discretionary payment to investors protected by investor reserve funds was zero as the related investment programs matured.
Net interest income
In 2019, we recorded RMB1,342.3 million (US$192.8 million) interest income and RMB235.6 million (US$33.8 million) interest expenses, compared to RMB316.2 million interest income and RMB60.1 million interest expenses in 2018. In 2019, loan provision losses was reclassified as provision for loan receivables as a separate item under operating expenses with comparative figures also reclassified to conform to current year presentation. In 2019, provision for loan receivables was RMB299.5 million (US$43.0 million), compared to loan provision losses of RMB192.7 million in 2018. See note 2(ai) to our consolidated financial statements on page
F-46
for further details.
A substantial portion of our interest income and interest expenses in 2019 was related to the trusts we set up in collaboration with trust management companies. In order to provide more flexibilities and access a broader range of investors, we have collaborated with third-party trust management companies to set up numerous trusts. Those trusts are administered by third-party trust management companies. We are considered the primary beneficiary of those trusts under U.S. GAAP. We have consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP. See note 4 to our consolidated financial statements attached hereto for more details of those trusts.
In 2018, we recorded RMB316.2 million interest income, RMB60.1 million interest expenses and RMB192.7 million loan provision losses, compared to RMB47.0 million interest income, RMB15.6 million interest expenses and RMB46.6 million loan provision losses in 2017.
A substantial portion of our interest income, interest expenses and loan provision losses in 2018 was related to the trusts we set up in collaboration with trust management companies. Since September 2016, as part of our efforts to develop new products offerings, we have collaborated with third-party trust management companies to set up numerous trusts. Those trusts are administered by third-party trust management companies. We are considered the primary beneficiary of those trusts under U.S. GAAP. We have consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP. In 2017, we recorded total interest income of RMB45.0 million, total interest expense of RMB14.4 million, and a total loan provisions loss of RMB44.4 million in relation to trusts. See note 4 to our consolidated financial statements attached hereto for more details of those trusts.

Operating Expenses
Our operating expenses consist of origination and servicing expenses, sales and marketing expenses and general and administrative expenses, research and development expenses, provision for accounts receivable and provision for loans receivable.
Origination and servicing expenses
Origination and servicing expenses consist primarily of expenses for credit assessment, loan origination, salaries and benefits for the personnel who work on credit checking, data processing and analysis, loan origination, customer service and loan collection.
2019 Compared to 2018
. Our origination and servicing expenses increased by 33.0% to RMB1,164.7 million (US$167.3 million) in 2019 from RMB875,9 million in 2018, primarily due to an increase in fees paid to third parties for loan collection services as a result of the increased volume of loans serviced by us.
2018 Compared to 2017
. Our origination and servicing expenses decreased by 1.6% to RMB875,9 million in 2018 from RMB890.2 million in 2017, primarily due to an increase in fees paid to third parties for loan collection services, which was largely offset by (i) a decrease in salaries and benefits as a result of a decrease in headcount particularly for consumption loan products, and (ii) a decrease in referral fees paid to third parties for successful loan originations.
Origination and servicing expenses-related party
Origination and servicing expenses-related party was reclassified separately from general and administrative expenses in 2019, which consists of expenses for data collection service provided by PPcredit Data Service (Shanghai) Co., Ltd., or PPcredit, a related party controlled by our founders, for its data collection services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with PPcredit.”
2019 Compared to 2018
. Our origination and servicing expenses expenses-related party decreased by 60.3% to RMB43.5 million (US$6.2 million) in 2019 from RMB109.7 million in 2018, primarily due to decreased data collection service from related party.
2018 Compared to 2017
. Our origination and servicing expenses expenses-related party increased by 30.0% to RMB109.7 million in 2018 from RMB84.4 million in 2017, primarily due to increased data collection service from related party.
Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses.
2019 Compared to 2018
. Our sales and marketing expenses increased by 1.3% to RMB720.3 million (US$103.5 million) in 2019 from RMB710.8 million in 2018, primarily due to an increase in online customer acquisition expenses from RMB430.2 million in 2018 to RMB466.3 million (US$67.0 million) in 2019. Our online customer acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in expenses associated with online customer acquisition was primarily due to the increase in online advertising on social media channels. Our sales and marketing expenses as a percentage of our total operating revenues decreased from 15.6% to 12.1% during the same period, primarily attributable to the increase in revenue contribution by existing borrowers.

2018 Compared to 2017
. Our sales and marketing expenses decreased by 9.8% to RMB710.8 million in 2018 from RMB788.3 million in 2017, primarily due to a decline in online customer acquisition expenses from RMB482.6 million in 2017 to RMB430.2 million in 2018. Our online customer acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The decline in expenses associated with online customer acquisition was primarily due to the decrease in the number of new borrowers from 6.8 million in 2017 to approximately 3.9 million in 2018. Our sales and marketing expenses as a percentage of our total operating revenues decreased from 20.1% to 15.6% during the same period, primarily attributable to the decline in online customer acquisition expenses and an increase in revenue contribution by existing borrowers.
General and administrative expenses
General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses.
2019 Compared to 2018
. Our general and administrative expenses increased by 13.7% to RMB435.8 million (US$62.6 million) in 2019 from RMB383.4 million in 2018, primarily due to an increase in fees paid to third parties for trust management. General and administrative expenses for the period included share-based compensation of RMB36.4 million (US$5.2 million). Our general and administrative expenses as a percentage of our total operating revenues decreased from 8.4% to 7.3% during the same period, primarily because of the rapid growth in total operating revenues in 2019.
2018 Compared to 2017
. Our general and administrative expenses decreased by 9.5% to RMB383.4 million in 2018 from RMB423.8 million in 2017, primarily due to the recognition of share-based compensation expenses of RMB106.2 million related to employee options granted historically with a performance target contingent upon IPO in 2017. General and administrative expenses for the period included share-based compensation of RMB50.3 million. Our general and administrative expenses as a percentage of our total operating revenues decreased from 10.8% to 8.4% during the same period, primarily because of the rapid growth in total operating revenues in 2018.
Research and development expenses
Research and development expenses was reclassified separately from general and administrative expenses in 2019.
2019 Compared to 2018
. Research and development expenses increased by 22.8% to RMB390.6 million (US$56.1 million) in 2019 from RMB318.0 million in 2018 as we continue to invest in technology. Our research and development expenses as a percentage of our total operating revenues decreased from 7.0% to 6.6%.
2018 Compared to 2017
. Research and development expenses increased by 92.9% to RMB318.0 million in 2018 from RMB164.9 million in 2017 as we continue to invest in technology. Our research and development expenses as a percentage of our total operating revenues increased from 4.2% to 7.0% during the same period, primarily because of an increase of technology investments in 2018.
Provision for loans receivable
2019 Compared to 2018
. Our provision for loans receivables increased by 55.4% to RMB299.5 million (US$43.0 million) in 2019 from RMB192.7 million in 2018, primarily due to the increased number of consolidated trusts in 2019.
2018 Compared to 2017.
Our provision for loans receivables increased by 313.7% to RMB192.7 million in 2018 from RMB46.6 million in 2017, primarily due to the increased number of consolidated trusts in 2018.
Provision for accounts receivable
2019 Compared to 2018
. Our provision for accounts receivables increased by 145.5% to RMB261.9 million (US$37.6 million) in 2019 from RMB106.7 million in 2018, primarily due to the increase in loan origination volume.

2018 Compared to 2017
. Our provision for accounts receivables increased to RMB106.7 million in 2018 from nil in 2017, primarily due to the increase in accounts receivables in 2018.
Other income
2019 Compared to 2018
. We recorded other income of RMB210.1 million (US$30.2 million) in 2019, compared to income of RMB774.1 million in 2018. We recorded other income in 2019 primarily because we had (i) a gain of RMB98.4 million (US$14.1 million) from quality assurance commitment and quality assurance fund due to the growth of the loans facilitated by us that are protected by the quality assurance commitment and quality assurance fund, (ii) a realized gain of RMB31.4 million (US$4.5 million) from financial guarantee derivatives due to the maturity of certain investment programs during the period, and (iii) other income of RMB136.5 million (US$ 19.6 million) from government subsidies and investment income from financial assets held for trading, which were partially offset by a loss of RMB56.3 million (US$8.1 million) from fair value change of financial guarantee derivatives.
2018 Compared to 2017
. We recorded other income of RMB774.1 million in 2018, compared to a loss of RMB171.5 million in 2017. We recorded other income in 2018 primarily because we had (i) a gain of RMB510.9 million from quality assurance commitment and quality assurance fund due to the growth of the loans facilitated by us that are protected by the quality assurance commitment and quality assurance fund, and (ii) a gain of RMB272.1 million from the fair value change of financial guarantee derivatives due to an improvement in the default rate for the underlying loans of our investment programs protected by investor reserve funds, which were partially offset by a realized loss of RMB157.2 million from financial guarantee derivatives due to the maturity of certain investment programs during the period.
Income tax expenses
2019 Compared to 2018
. Our income tax expenses increased from RMB151.2 million in 2018 to RMB482.0 million (US$69.2 million) in 2019, primarily due to the non-recurrence
of accrued income tax write-back for 2018, amounting to RMB136.4 million for 2017, as one of our subsidiaries in China enjoyed a preferential tax treatment in 2018 as a result of our “software enterprise” status recognized by relevant PRC government authorities.
2018 Compared to 2017.
Our income tax expenses decreased from RMB274.7 million in 2017 to RMB151.2 million in 2018, primarily due to the write-back of accrued income tax for 2017, amounting to RMB136.4 million, as one of our subsidiaries in China enjoyed a preferential tax treatment in 2018 as a result of our “software enterprise” status recognized by relevant PRC government authorities.
Net profit/(loss)
As a result of the foregoing, our net profit increased from RMB1,082.9 million in 2017, to RMB2,469.5 million in 2018, and decreased to RMB2,374.5 million (US$341.1 million) in 2019.
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

China
Generally, our PRC subsidiaries, variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Besides, a company is qualified as a “software enterprise,” that company is entitled to an exemption of income tax for the first two fiscal years and a favorable tax rate of 12.5% from the third to the fifth year. Such qualification is reassessed by relevant governmental authorities annually. In 2019, four of our PRC subsidiaries were qualified as high and new technology enterprises and are entitled to a preferential income tax rate of 15%. In 2018, another PRC subsidiary was recognized as a “software enterprise.”, which has been renewed in 2019. As such, it is entitled to enjoy an income tax exemption in 2017 and 2018 and a 50% reduction for 2019 through 2021.
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
The following table sets forth selected information from our consolidated balance sheet as of December 31, 2017, 2018 and 2019. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	1,891,131	1,616,164	2,324,542	333,900
Restricted cash	2,392,573	3,677,557	3,686,203	529,490
Short-term investments	1,958,910	1,694,660	114,560	16,456
Quality assurance receivable	1,152,769	2,064,366	3,649,642	524,238
Investments	12,234	167,501	952,833	136,866
Contract assets	—	112,103	20,555	2,952
Financial guarantee derivative assets	—	56,287	—	—

Total assets	8,603,663	13,142,467	18,304,456	2,629,268

Liabilities and shareholders’ equity
Liabilities:
Payable to platform customers	1,113,966	905,034	684,630	98,341
Quality assurance payable	2,062,844	3,819,379	4,776,153	686,051
Deferred revenue	265,094	—	—	—
Provision for payment to investor reserve fund investor	107,660	—	—	—
Contract liabilities	—	165,469	55,728	8,005
Financial guarantee derivative liabilities	215,770	—	—	—

Total liabilities	4,921,475	7,156,729	10,292,976	1,478,494

Total shareholders’ equity	3,682,188	5,985,738	8,011,480	1,150,774

Cash and Cash Equivalents
Our cash and cash equivalents decreased by 14.5% from RMB1.9 billion as of December 31, 2017 to RMB1.6 billion as of December 31, 2018, primarily due to an increase in investments by us in newly established trusts during the period, funds used for share repurchases in the open market, and reduced cash receipts from transaction service fees due to the change in December 2017 from collection of transaction service fees upfront to collection in monthly installments. Our cash and cash equivalents increased by 43.8% from RMB1.6 billion as of December 31, 2018 to RMB2.3 billion as of December 31, 2019, primarily due to the maturity of some of the wealth management products we purchased previously.
Restricted Cash
Restricted cash mainly included cash under the quality assurance commitment and in the quality assurance fund, cash in investor reserve funds, cash received from investors and borrowers that has yet to be disbursed, cash received via consolidated trust that has not been distributed, cash held as collateral for short-term borrowings and cash held in escrow accounts. The following table sets forth a breakdown of our restricted cash as of December 31, 2017, 2018 and 2019:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	1,058,617	2,414,449	1,473,749	211,691
Investor reserve funds	175,215	17,971	41,958	6,027
Cash received from investors and borrowers	1,113,966	905,034	684,630	98,341
Cash received via consolidated trust that has not yet been distributed	44,775	303,667	799,646	114,862
Collateral for short-term borrowings	—	26,000	251,853	36,176
Escrow accounts	—	10,436	44,367	6,373
Designated accounts for security deposits	—	—	390,000	56,020

Total restricted cash	2,392,573	3,677,557	3,686,203	529,490

Restricted cash increased by 53.7% from RMB2.4 billion as of December 31, 2017 to RMB3.7 billion as of December 31, 2018, primarily due to an increase of RMB1.4 billion in cash under quality assurance commitment and in the quality assurance fund resulting from the increase in loans facilitated by us that are protected by quality assurance commitment and quality assurance fund in 2018.
Restricted cash was flat at RMB3.7 billion as of December 31, 2018 and December 31, 2019, primarily due to (i) an increase of RMB496.0 million in cash received via consolidated trust that has not yet been distributed resulting from the expansion in the outstanding loan balances of consolidated trusts, (ii) an increase of RMB225.9 million in cash under collateral for short-term borrowings resulting from the increase in short-term borrowings in 2019, (iii) an increase of RMB390.0 million in cash held in designated account as a security deposit for an institutional funding partner, which was largely offset by an decrease of RMB940.7 million in cash under quality assurance commitment and quality assurance fund resulting from the discontinuation of our investment programs in 2019.

Short-term Investments
Short-term investments mainly consist of investments in time deposits placed with banks with original maturities between three months and one year and investments in short-term wealth management products. Our short-term investments decreased by 13.5% from RMB2.0 billion as of December 31, 2017 to RMB1.7 billion as of December 31, 2018, primarily due to the maturity of some of the wealth management products we purchased previously. Our short-term investments decreased by 93.2% from RMB1.7 billion as of December 31, 2018 to RMB114.6 million (US$16.5 million) as of December 31, 2019, primarily due to the maturity of some of the wealth management products we purchased previously.
Contract assets
Contract assets mainly consist of investment management fees for investment programs. Contract assets decreased from RMB112.1 million in 2018 to RMB20.6 million (US$3.0 million) in 2019, mainly due to the discontinuation of our investment programs in 2019.
Quality Assurance Receivable
Quality assurance receivable increased by 79.1% from RMB1.2 billion as of December 31, 2017 to RMB2.1 billion as of December 31, 2018 and further increased by 76.8% to RMB3.6 billion (US$524.2 million) as of December 31, 2019, primarily due to the growth of loans facilitated by us that are protected by quality assurance commitment and quality assurance fund.
Provision for Payment to Investor Reserve Fund Investor
See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Results of Operations—Revenues—Changes in expected discretionary payment to investors protected by investor reserve funds.”
Financial Guarantee Derivative
We recorded a financial guarantee derivative asset of RMB0 as of December 31, 2019 primarily due to the maturity of related investment programs. We recorded a financial guarantee derivative asset of RMB56.3 million as of December 31, 2018 primarily due to improvement in default rates in the underlying loans of the investment programs that were protected by investor reserve funds, and the maturity of such investment programs.
Payable to Platform Customers
Payable to platform customers primarily represents the amount payable to investors or borrowers but was temporarily held by us due to a settlement time lag. Payable to platform customers decreased by 18.8% from RMB1.1 billion as of December 31, 2017 to RMB905.0 million as of December 31, 2018, primarily due to a decrease in loans facilitated on our platform. Payable to platform customers decreased by 24.4% from RMB905.0 million as of December 31, 2018 to RMB684.6 million (US$98.3 million) as of December 31, 2019, primarily due to a decrease in loans facilitated by individual investors on our platform.
Quality Assurance Payable
Quality assurance payable increased by 85.2% from RMB2.1 billion as of December 31, 2017 to RMB3.8 billion as of December 31, 2018 and further increased by 25.1% to RMB4.8 billion (US$686.1 million) as of December 31, 2019, primarily due to the growth of loans facilitated by us that are protected by quality assurance commitment and quality assurance fund.
Deferred Revenue/Contract Liabilities
As of December 31, 2017, we had deferred revenue of RMB265.1 million. Deferred revenue was reclassified as contract liability under ASC 606, which we adopted on January 1, 2018. Contract liabilities deceased from RMB165.5 million as of December 31, 2018 to RMB55.7 million (US$8.0 million) as of December 31, 2019, primarily due to the change from collection of transaction service fees in three installments over the loan period in 2018 to collection in monthly installments in 2019.

Total Mezzanine Equity
Total mezzanine equity was nil as of December 31, 2017, as our preferred shares had been converted into ordinary shares upon our initial public offering. As of December 31, 2018 and 2019, we recorded nil mezzanine equity due to the same reason.
Accounts receivable and related provision
Accounts receivable primarily consists of transaction service fees for facilitation and post facilitation services. Provision for doubtful accounts mainly consist of provision for accounts receivable for loan facilitation and post facilitation services. Accounts receivable increased by 19.2% to RMB1.0 billion (US$147.6 million) in 2019 from RMB862.6 million in 2018, mainly due to the increase in loan origination volume in 2019. Provision for doubtful accounts increased from RMB50.5 million in 2018 to RMB145.7 million (US$20.9 million) in 2019, mainly due to the increase in accounts receivable. The Company maintains a provision for doubtful accounts to reserve for potentially uncollectible receivable amounts.
Funds payable to investors of consolidated trusts
Funds payable to investors of consolidated trusts increased by 143.1% to RMB3,660.5 million (US$525.8 million) in 2019 from RMB1,505.9 million in 2018, mainly due to the increase in the volume of consolidated trusts as a result of our increased efforts in attracting institution funding partners to meet the borrowing demand on our platform.
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
Revenue Recognition
On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), using the modified retrospective transition approach under which our prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC Topic 605. Upon adoption, we recognized a cumulative effect of approximately RMB176.5 million as an increase to the opening balance of retained earnings. For the year ended December 31, 2018, the adoption of ASC Topic 606 resulted in an increase in operating revenue of RMB511.1 million, primarily due to earlier recognition of revenue related to transaction service fees collectible in monthly installments The transaction service fees collected as part of monthly repayment were considered contingent and were not allocable to different deliverables until the contingency was resolved (i.e. upon cash receipt of transaction service fee) under ASC Topic 605. Under ASC Topic 606, as the borrowers are required to pay the transaction service fees in full in the event of early repayment, the monthly transaction service fee is considered a fixed consideration and was included in the total consideration that was allocable to different performance obligations.
We operate an online consumer finance platform that matches borrowers with investors (including both individual investors and institutional funding partners). Typically, we provided quality assurance service (including quality assurance fund and quality assurance commitment), loan facilitation services and post-facilitation services to the borrowers and investors. The quality assurance service is within the scope of ASC Topic 460 Guarantees, and recorded at fair value at the inception of the loans. We have assessed and concluded that the loan facilitation and post-facilitation services are distinct and therefore are separate performance obligations. The remaining consideration is allocated to loan facilitation and post-facilitation services based on their standalone selling price. As there is no direct observable standalone selling price for the loan facilitation and post-facilitation services, we typically used an expected cost plus a profit margin approach to determine the standalone selling price.
We describe our revenue recognition policies in our consolidated financial statements.

Quality Assurance Payable and Receivable
In certain circumstances, borrowers of our online consumer finance platform may elect to or are required to make contributions to the quality assurance fund. In other certain circumstances, we are required by our institutional funding partners to provide quality assurance commitment in the event of the default of the borrowers referred by us. We record the quality assurance fund obligation and the quality assurance commitment provided to institutional funding partners in accordance with ASC Topic 460, Guarantees. Accordingly, the liabilities are measured at their fair value at inception. Subsequently, the liabilities are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. As the risk of the quality assurance commitment and quality assurance fund liability is reduced, it is recognized into the income statement by a systematic and rational amortization method within the “gain from quality assurance” line item of the income statement. For the years ended December 31, 2017, 2018 and 2019, the amount of gains recorded were RMB5.9 million, RMB510.9 million and RMB98.4 million (US$14.1 million), respectively.
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
Financial Guarantee Derivative
Historically, we set up investor reserve funds for certain investors of certain investment programs. The investor reserve fund is accounted for in accordance with ASC Topic 815, Derivatives and Hedging. Derivative assets and liabilities within the scope of ASC 815 are required to be recorded at fair value at inception and re-measured
at fair value on an ongoing basis in accordance with ASC Topic 820, Fair Value Measurement. We use a discounted cash flow method to determine the fair value of the derivative.
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
In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2017, 2018 and 2019, we did not have any significant unrecognized uncertain tax positions.
Allowance for Credit Losses
We have the following types of financial assets that are subject to credit losses of borrowers: accounts receivable, quality assurance receivable and loans receivable.
We assessed the credit losses of borrowers primarily based on past history on our platform, known and inherent risks in each portfolio of customers, adverse situations that may affect the borrower’s ability to repay, composition of borrowers with different credit levels, current economic conditions and other relevant factors. The credit losses is calculated at portfolio-level since the portfolio is typically of smaller homogenous borrowers group and is collectively evaluated for credit losses. In estimating the probable loss of the each portfolio, we also consider qualitative factors such as current economic conditions and or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance.
For each portfolio of borrowers, the provision is calculated based on delinquency status of the respective financial assets: current, 1 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. The probable incurred loss rate of the specific delinquency status category within each portfolio of borrowers will be applied to the applicable outstanding balances of respective financial assets to determine the provision for credit losses for each reporting period.
Recent Accounting Pronouncements
See note 2 to the consolidated financial statements on page
F-1
for details on recent accounting pronouncements and our adoption of certain accounting rules.
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital
To date, we have financed our operations primarily through cash generated by operating activities. As of December 31, 2017 and 2018 and 2019, we had RMB1.9 billion, RMB1.6 billion and RMB2.3 billion (US$333.9 million), respectively, in cash and cash equivalents. In November 2017, we completed our initial public offering in which we issued and sold an aggregate of 17,000,000 ADSs, representing 85,000,000 class A ordinary shares, resulting in net proceeds to us of approximately US$205.0 million. Concurrently with our initial public offering, we sold 19,230,769 ordinary shares to Sun Hung Kai & Co. Limited in a private placement, resulting in net proceeds to us of approximately US$49.5 million. Our cash and cash equivalents primarily consist of cash on hand and short-term bank demand deposits. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
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

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	3,409,451	1,884,956	(215,522)	(30,958)
Net cash used in investing activities	(2,450,800)	(1,447,013)	(828,219)	(118,966)
Net cash provided by financing activities	2,132,933	530,097	1,749,512	251,301
Net increase in cash, cash equivalents and restricted cash	3,076,139	1,010,017	717,024	102,995
Cash, cash equivalents and restricted cash at beginning of year	1,207,565	4,283,704	5,293,721	760,395
Cash, cash equivalents and restricted cash at end of year	4,283,704	5,293,721	6,010,745	863,390

Operating Activities
Net cash used in operating activities was RMB215.5 million (US$31.0 million) in 2019. In 2019, the difference between our net cash used in operating activities and our net profit of RMB2.4 billion (US$341.1 million) resulted mainly from an increase in quality assurance receivable of RMB1.6 billion (US$227.7 million), a gain in investment in loans of RMB1.1 billion (US$159.0 million), an increase in prepaid expenses and other assets of RMB1.1 billion (US$156.7 million), which was partially offset by an increase in quality assurance payable of RMB956.8 million (US137.4 million). The increases in quality assurance receivable was primarily due to the growth of loans facilitated on our platform that are protected by the quality assurance fund and discontinuation of our investment programs in 2019. The gain in investment in loans was primarily due to the interest income from loans held by consolidated trusts. The increase in prepaid expenses and other assets was primarily due to increased amount of deposits as a result of transitioning to fully funded through institutional funding partners in 2019. The increases in quality assurance payable was primarily due to the growth of loans facilitated on our platform that are protected by the quality assurance fund.
Net cash provided by operating activities was RMB1.9 billion in 2018. In 2018, the difference between our net cash provided by operating activities and our net profit of RMB2.5 billion resulted mainly from an increase in quality assurance payable of RMB1.8 billion, which was partially offset by an increase in quality assurance receivable of RMB911.6 million, an increase in accounts receivable of RMB746.8 million, an increase in financial guarantee derivative assets and discretionary payment of RMB379.7 million, and a gain in investment in loans of RMB256.1 million. The increases in quality assurance payable and receivable were primarily due to the growth of loans facilitated on our platform that are protected by the quality assurance fund. The increase in accounts receivable was primarily due to the increase in receivables on transaction service fees collected from borrowers as we changed to collecting transaction service fees on a monthly basis in late 2017 from an upfront collection model previously. The increase in financial guarantee derivative assets was primarily due to improvement in default rates in the underlying loans of the investment programs that were protected by investor reserve funds, and the maturity of such investment programs. The gain in investment in loans was primarily due to the interest income from loans held by consolidated trusts.
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
Investing Activities
Net cash used in investing activities was RMB828.2 million (US$119.0 million) in 2019, which was mainly attributable to cash paid for investment in loans originated and held by us in an amount of RMB12.1 billion (US$1.7 billion), and cash paid for purchase of short-term investments (mainly wealth management products) in an amount of RMB3.9 billion (US$560.5 million), and cash paid for purchase of investments in an amount of RMB803.7 million (US$115.4 million), which were partially offset by proceeds from investment in loans originated and held by us in an amount of RMB10.5 billion (US$1.5 billion), and proceeds from short-term investments in an amount of RMB5.5 billion (US$794.7 million) from maturity of wealth management products.

Net cash used in investing activities was RMB1.4 billion in 2018, which was mainly attributable to cash paid for purchase of short-term investments (mainly wealth management products) in an amount of RMB12.8 billion, and cash paid for investment in loans originated and held by us in an amount of RMB4.3 billion, which were partially offset by proceeds from short-term investments in an amount of RMB13.1 billion from maturity of wealth management products.
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
Financing Activities
Net cash provided by financing activities was RMB1.7 billion (US$251.3 million) in 2019, which was mainly attributable to cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB3.4 billion (US$493.7 million), and cash received from short-term borrowings in an amount of RMB235.0 million (US$33.8 million), which was partially offset by cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.5 billion (US$213.8 million), and dividends payout in amount of RMB390.7 million (US$56.1 million).
Net cash provided by financing activities was RMB530.1 million in 2018, which was mainly attributable to the RMB1.2 billion cash we received from our institutional funding partners that invested in our consolidated trusts, which was partially offset by proceeds used for the repurchase of our ADSs in an amount of RMB452.3 million.
Net cash provided by financing activities was RMB2.1 billion in 2017, which was mainly attributable to proceeds from issuance of ordinary shares in an amount of RMB1.7 billion in connection with our IPO.
Capital Expenditures
We made capital expenditures of RMB90.9 million, RMB83.6 million and RMB48.7 million (US$7.0 million) in 2017, 2018 and 2019, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2020 are expected to be approximately RMB32.7 million (US$4.7 million), primarily due to the optimizations of server units and IT infrastructure.
Holding Company Structure
FinVolution Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, four variable interest entities and their subsidiaries in China. As a result, FinVolution Group’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and variable interest entities is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries may allocate a portion of its after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entities may allocate a portion of its after-tax
profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends out of China and will not be able to do so until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development, Patents, and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”
D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2019 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
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
F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Total		2020		2021		2022		2023		After 2023
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease obligations	101,787	14,621	45,174	6,489	40,688	5,844	15,285	2,196	640	92	—	—

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable
operating lease arrangements. Rental expenses under operating leases for 2018 and 2019 were RMB62.1 million and RMB57.9 million (US$8.3 million).
Other than those shown above, we did not have any significant capital and other commitments, or long-term obligations as of December 31, 2019. See note 5 to the consolidated financial statements on page F-52 for details of a guarantee we granted to a third party.
G.	Safe Harbor

See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaofeng Gu	41	Chairman of the Board, Chief Innovation Officer
Tiezheng Li	35	Vice Chairman of the Board, Chief Strategy Officer
Honghui Hu	42	Director, President
Jun Zhang	42	Director
Ronald Cao	46	Director
Jimmy Y. Lai	63	Independent Director
Bing Xiang	57	Independent Director
Feng Zhang	44	Chief Executive Officer
Simon Tak Leung Ho	46	Chief Financial Officer
Yuxiang Wang	40	Chief Technology Officer and Chief Product Officer
Ming Gu	38	Chief Risk Officer and Chief Data Officer
Jiayuan Xu	39	Senior Vice President for Finance

Mr. Shaofeng Gu
is one of our four
co-founders
and has been serving as our director since April 2009, chief innovation officer since March 2019 and chairman of our board of directors since March 2020. Mr. Gu served as our strategy adviser from December 2016 to March 2019, chief strategy officer from August 2014 to December 2016, chief technology officer from January 2011 to August 2014 and chief executive officer from 2007 to 2011. Prior to founding Paipaidai, Mr. Gu was the founder and the chief executive officer of Shanghai Jufei Internet Technology Co., Ltd. (Podlook), a startup running podcast aggregation business, from 2005 to 2007. Prior to founding Podlook, Mr. Gu served as a technical lead of Microsoft Corporation from 2000 to 2005. Mr. Gu received his bachelor’s degree in communication science and engineering from Shanghai Jiaotong University in China.
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
Mr. Jun Zhang
is one of our four
co-founders
and has been serving as our director since September 2011 and our advisor since March 2020. Mr. Zhang was our chairman of our board of directors from December 2016 to March 2020, co-chief
executive officer from September 2018 to March 2020 and chief executive officer from January 2011 to September 2018. Mr. Zhang served as the operation manager at Wicresoft, a provider of “Internet +” transition service jointly founded by Microsoft Corporation and Shanghai Alliance Investment Limited, from October 2008 to July 2010. Prior to that, Mr. Zhang served as a technical lead of Microsoft Global Technical Engineering Center since 2001. Prior to that, Mr. Zhang worked at Shanghai Online
E-Biz
Co., Ltd. as a coder and programmer from 2000 to 2001. Mr. Zhang received his bachelor’s degree in communication science and engineering and master’s degree in industrial engineering from Shanghai Jiaotong University in China.

Mr. Ronald Cao
has been serving as our director since February 2014. Mr. Cao is the founder and managing partner of Sky9 Capital, a China-focused technology venture capital firm established in 2016. Mr. Cao also co-founded
Lightspeed China Partners and has been a managing partners for its Fund I and II since 2011. Prior to that, Mr. Cao served as the managing director and China chief representative of Lightspeed Venture Partners and as managing director of KLM Capital. Mr. Cao currently serves on the boards of a number of privately-owned portfolio companies and was selected as a Young Global Leader by the World Economic Forum in 2013. Mr. Cao received his bachelor of science degree and master of engineering degree in electrical engineering and computer science from Massachusetts Institute of Technology. Mr. Cao has been named by Forbes China as one of China’s top venture capitalist over multiple years.
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
Mr. Bing Xiang
has been serving as our independent director since November 2017. Mr. Xiang currently serves as an independent director of multiple public companies listed on the Hong Kong Stock Exchange, including Sinolink Worldwide Holdings Limited and Longfor Properties Co. Ltd. Mr. Xiang is the founding dean of the Cheung Kong Graduate School of Business and has been a professor there since 2002. Prior to that, Mr. Xiang was a professor, a PhD advisor and the director of EMBA at Guanghua School of Management, Peking University, from 1999 to 2001. He has also taught at Chinese University of Hong Kong, China Europe International Business School, Hong Kong University of Science and Technology and the University of Calgary. Mr. Xiang received his bachelor’s degree in mechanical engineering from Xi’an Jiaotong University and a PhD degree in finance and accounting from the University of Alberta.
Mr. Feng Zhang
has been serving as our chief executive officer since March 2020. Mr. Zhang also served as our co-chief
executive officer from September 2018 to March 2020, chief operating officer from July 2017 to September 2018 and chief risk officer from April 2015 to July 2017. Prior to joining us, Mr. Zhang held various positions including analyst, senior analyst, manager, senior manager, head of yield management, and senior director at Capital One Financial Services, a diversified bank that offers a broad array of financial products and services, from 2003 to 2015. Mr. Zhang received his bachelor’s degree in computer science from Tsinghua University, master’s degree in computer science from Chinese Academy of Science, master’s degree in computer science from Virginia Tech, and MBA degree from Duke University, The Fuqua School of Business.
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
Mr. Yuxiang Wang
has been serving as our chief technology officer since 2019 and our chief product officer since June 2015. Prior to joining us, Mr. Wang served as the vice president of product at Opera Software ASA, a Norwegian software company, from 2013 to 2015. Mr. Wang worked at Baidu.com as a product head of Baidu mobile browser from 2012 to 2013. Mr. Wang served as the product director at TeleNav, a company providing location-based services including navigation, from 2009 to 2012. Prior to that, Mr. Wang served as a senior product manager at MiTAC Research (Shanghai) Ltd., an electronics company, from 2002 to 2009. Mr. Wang received his bachelor’s degree in communication engineering from Jiangsu University in China and his master’s degree in software engineering from Fudan University in China.

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

For the fiscal year ended December 31, 2019, we paid an aggregate of approximately RMB23.5 million (US$3.4 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.
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

Share Incentive Plan
2013 Plan
In June 2013, our board of directors approved our stock option plan, as amended, or the 2013 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2013 Plan is 221,917,800. As of the completion of our initial public offering, options to purchase 134,455,800 Class A ordinary shares had been granted and outstanding but no ordinary shares underlying those options are issued and outstanding due to the exercisability restriction before the initial public offering of our ordinary shares. As of March 31, 2020, options to purchase 128,947,730 Class A ordinary shares were granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 104,272,265 Class A ordinary shares underlying those options were issued.
The following paragraphs describe the principal terms of the 2013 Plan.
Type of Awards
. The 2013 Plan permits the awards of options.
Plan Administration
. The 2013 Plan will be administered by our board of directors or by the compensation committee, which will be authorized by our board. The plan administrator has the power and authority to determine the persons who are eligible to receive awards, the number of awards, as well as other terms and conditions of awards.
Award Agreement
. Any award granted under the 2013 Plan is evidenced by an award agreement that sets forth terms, conditions and limitations for such award, which may include the number of options awarded, the exercise price, the provisions applicable in the event of the grantee’s employment or service terminates, among other provisions. The plan administrator may amend the terms of any award, prospectively or retroactively; provided that no such amendment shall impair the rights of any participant without his or her consent.
Eligibility
. We may grant awards to directors, officers, employees and consultants of our company or any of our subsidiaries.
Vesting Schedule
. Except as otherwise approved by the plan administrator and subject to forfeiture and arrangement on termination of employment or service, 25% of the shares subject to the option shall become vested on the first anniversary of the vesting commencement date, with the remaining 75% to vest annually thereafter in three equal installments. If a change of control event occurs, such participant’s options will be immediately vested and exercisable.
Exercise of Options
. Vested options will become exercisable after an initial public offering of our ordinary shares, subject to other terms and conditions provided in the relevant award agreements. Once all the preconditions are met, a participant may exercise options in whole or in part by giving written notice of exercise to us specifying information such as the number of shares to be purchased, as well as making full payment of the aggregate exercise price of the shares so purchased.
Term of Options
. The plan administrator will determine the term of each option and provide it in the relevant award agreement, but no option shall be exercisable more than five or six years after the grant date, as the case may be.
Transfer Restrictions
. Except under the laws of descent and distribution or otherwise permitted by the plan administrator, the participant will not be permitted to sell, transfer, pledge or assign any option. In principle, all options shall be exercisable only by the participants. However, a participant may also transfer one or more options to a trust controlled by him or her for estate planning purposes.
Termination and amendment of the 2013 Plan
. Our board of directors may amend, alter or discontinue the 2013 Plan, but no amendment, alteration or discontinuation shall be made if such amendment, alteration or discontinuation would impair the rights of a participant under any award without such participant’s consent.

2017 Plan
In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the
100-for-1
share split effected by us in October 2017. As of March 31, 2020, options to purchase 6,455,000 Class A ordinary shares had been granted (excluding those cancelled, forfeited or expired) under the 2017 Plan and 687,500 Class A ordinary shares underlying those options were issued and outstanding. As of March 31, 2020, 16,023,345 restricted share units had been granted (excluding those cancelled, forfeited or expired) and 4,396,685 Class A ordinary shares underlying these restricted share units were issued.
The following paragraphs summarize the terms of the 2017 Plan:
Plan Administration
. Our board of directors, or a committee designated by our board of directors, will administer the plan. The committee or the full board of directors, as appropriate, will determine the provisions and terms and conditions of each option grant.
Award Agreements
. Options and other awards granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award and the provisions applicable in the event of the grantee’s employment or service terminates. The exercise price of granted options may be amended or adjusted in the absolute discretion of our board of directors, or a committee designated by our board of directors, without the approval of our shareholders or the recipients of the options.
Eligibility
. We may grant awards to employees, directors and consultants of our company or any of our affiliates, which include our parent company, subsidiaries and any entities in which our parent company or a subsidiary of our company holds a substantial ownership interest.
Vesting Schedule
. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Acceleration of Awards upon Change in Control
. If a
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
Term of the Options
. The term of each option grant shall be stated in the award agreement, provided that the term shall not exceed ten years from the date of the grant.
Transfer Restrictions
. Subject to certain exceptions, awards may not be transferred by the recipient, except as otherwise provided by applicable laws or the award agreement.
Termination of the Plan
. Unless terminated earlier, the plan will terminate automatically in 2027. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval to the extent necessary to comply with applicable law. However, no such action may impair the rights of any award recipient unless agreed by the recipient.

The following table summarizes, as of March 31, 2020, the options granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 2017 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaofeng Gu	*	0.126	March 21, 2016	March 20, 2021
Tiezheng Li	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	1.4	February 1, 2018	January 31, 2023
	*	0.654	January 28, 2019	January 27, 2024
Honghui Hu	*	0.007	January 29, 2014	January 28, 2019
	*	0.126	March 21, 2016	March 20, 2021
Jun Zhang	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	1.4	February 1, 2018	January 31, 2023
Simon Tak Leung Ho	*	0.126	September 7, 2016	September 6, 2021
	*	1.4	February 1, 2018	January 31, 2023
Feng Zhang	*	0.028	May 24, 2015	May 23, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Yuxiang Wang	*	0.030	June 15, 2015	June 14, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Ming Gu	*	0.0085	August 1, 2014	July 31, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Jiayuan Xu	*	0.030	May 5, 2015	May 4, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Other grantees as a group	56,952,730	From 0.0001 to 1.4	From July 1, 2012 to January 28, 2019	From June 30, 2018 to January 27, 2024

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2020, the restrict share units granted under the 2017 Plan to our directors and executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Feng Zhang	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
Yuxiang Wang	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
Ming Gu	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
Jiayuan Xu	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
Other grantees as a group	*	From February 1, 2018 to December 5, 2019	From January 31, 2023 to December 4, 2024

*	Less than 1% of our total outstanding shares.

C.	Board Practices

Our board of directors consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided (a) such director, if his interest (whether direct or indirect) in such contract or arrangement is material, has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice and (b) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, to mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party. None of our non-executive
directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
. Our audit committee consists of Jimmy Y. Lai and Bing Xiang. Jimmy Y. Lai is the chairman of our audit committee. We have determined that both Jimmy Y. Lai and Bing Xiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule
10A-3
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

Compensation Committee
. Our compensation committee consists of Jimmy Y. Lai and Bing Xiang. Jimmy Y. Lai is the chairman of our compensation committee. We have determined that Jimmy Y. Lai and Bing Xiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
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

Nominating and Corporate Governance Committee
. Our nominating and corporate governance committee consists of Jimmy Y. Lai and Bing Xiang. Jimmy Y. Lai is the chairperson of our nominating and corporate governance committee. We have determined that Jimmy Y. Lai and Bing Xiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
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

Terms of Directors and Officers
Our directors may be elected by a resolution of our board of directors, or by a special resolution of our shareholders. Our directors are not subject to a term of office (unless this is expressly set out in the director’s appointment) and hold office until such time as they are removed from office by special resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated. Our officers are elected by and serve at the discretion of the board of directors.

D.	Employee s

We had 3,883 employees as of December 31, 2019. As of December 31, 2019, 1,948 of our employees were located in Shanghai, 410 in Wuxi, 809 in Hefei, 35 in Beijing, 477 in Changsha, 192 in Zhengzhou, and 12 in Indonesia. The following table sets forth the numbers of our employees categorized by function as of December 31, 2019.

	As of December 31, 2019
	Number of employees	% of total
Functions:
Operations	1,216	31.3%
Risk Management	1,775	45.7%
Research and Development	378	9.7%
Sales and Marketing	186	4.8%
General and Administration	190	4.9%
Data Engineering	138	3.6%

Total number of employees	3,883	100.0%

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
We typically enter into standard employment, confidentiality and non-compete
agreements with our senior management and core personnel. These contracts include a standard non-compete
covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay compensation equal to 30% of the employee’s salary during the restriction period.
We believe that we maintain a good working relationship with our employees, and we have not experienced any labor disputes. None of our employees are represented by labor unions.
E.	Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by:
•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,528,723,759 outstanding ordinary shares (consisting of 942,723,759 Class A ordinary shares and 586,000,000 Class B ordinary shares) as of March 31, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2020
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers**:
Shaofeng Gu (1)	10,138,475	394,818,900	26.5%	62.4%
Tiezheng Li (2)	9,615,650	27,987,900	2.5%	4.5%
Honghui Hu (3)	4,500,000	59,883,400	4.2%	9.5%
Jun Zhang (4)	13,616,000	77,009,800	5.9%	12.3%
Ronald Cao (5)	101,418,870	—	6.6%	0.8%
Jimmy Y. Lai	—	—	—	—
Bing Xiang	—	—	—	—
Feng Zhang	*	—	*	*
Simon Tak Leung Ho	*	—	*	*
Yuxiang Wang	*	—	*	*
Ming Gu	*	—	*	*
Jiayuan Xu	*	—	*	*
All directors and executive officers as a group	167,488,065	559,700,000	47.2%	89.6%
Principal and Selling Shareholders:
PPD Investment Limited (6)	10,138,475	394,818,900	26.5%	62.4%
Seahawk China Dynamic Fund (7)	106,042,850	—	6.9%	0.8%
Lightspeed China Partner I, L.P. and its affiliate (8)	101,418,870	—	6.6%	0.8%
Metallica Holding Limited (9)	10,000,000	77,009,800	5.7%	12.2%
Sequoia Capital 2010 CV Holdco, Ltd. (10)	86,931,820	—	5.7%	0.7%
SIG China Investments Master Fund III, LLLP (11)	80,471,100	—	5.3%	0.6%
Emma & Oliver Holding Limited (12)	4,500,000	59,883,400	4.2%	9.5%

*        Less than 1% of our total outstanding shares.
**	Except for Ronald Cao, Jimmy Y. Lai, and Bing Xiang, the business address for our directors and executive officers is Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China. The business address of Ronald Cao is 1133 Changning Road, Suite 1807, Office Tower 1, Raffles City Changning, Shanghai, China. The business address of Jimmy Y. Lai is 4521 Turnberry Ct. Plano, Texas, 75024, USA. The business address of Bing Xiang is Floor 20th, Tower East II, Dongfang Square, Dongcheng District, Beijing, China.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2020. The total number of ordinary shares outstanding as of March 31, 2020 is 1,528,723,759, consisting of (i) 942,723,759 Class A ordinary shares, and (ii) 586,000,000 Class B ordinary shares.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one
basis.

(1)	Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 2,027,695 ADSs, representing 10,138,475 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 27,987,900 Class B ordinary shares directly held by Happyariel Holding Limited, a company incorporated in the British Virgin Islands, (ii) 1,728,130 ADSs, representing 8,640,650 Class A ordinary shares directly held by Happyariel Holding Limited, and (iii) 975,000 Class A ordinary shares that Mr. Tiezhang Li may purchase upon exercise of options within 60 days after March 31, 2020. Mr. Tiezheng Li is the sole shareholder and the sole director of Happyariel Holding Limited. The registered office address of Happyariel Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)	Represents (i) 59,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 900,000 ADSs, representing 4,500,000 Class A ordinary shares, directly held by Emma & Oliver Holding Limited. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)	Represents (i) 77,009,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, (ii) 1,550,000 ADSs, representing 7,750,000 Class A ordinary shares, directly held by Metallica Holding Limited, (iii) 663,200 ADSs, representing 3,316,000 Class A ordinary shares directly held by Mr. Jun Zhang, (iv) 2,250,000 Class A ordinary shares that Metallica Holding Limited may purchase upon exercise of options within 60 days after March 31, 2020, and (v) 300,000 Class A ordinary shares that Mr. Jun Zhang may purchase upon exercise of options within 60 days after March 31, 2020. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

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
I-A,
L.P. is P.O. Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.

(6)	Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 2,027,695 ADSs, representing 10,138,475 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(7)	Represents 21,208,570 ADSs, representing 106,042,850 Class A ordinary shares directly held by Seahawk China Dynamic Fund. Gold Dragon Worldwide Asset Management Limited is the investment manager for Seahawk China Dynamic Fun pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 106,042,850 Class A ordinary shares. The registered office of the Seahawk China Dynamic Fund is 89 Nexus Way, Camana Bay, Grand Cayman,
KY1-9009,
Cayman Islands. The business address of Gold Dragon Worldwide Asset Management Limited is Unit
4004-05,
40/F, COSCO Tower, 183 Queen’s Road, Central, Hong Kong.

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
I-A,
L.P. is P.O. Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands.

(9)	Represents (i) 77,009,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, (ii) 2,250,000 Class A ordinary shares that Metallica Holding Limited may purchase upon exercise of options within 60 days after March 31, 2020, (iii) 1,550,000 ADSs, representing 7,750,000 Class A ordinary shares directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(10)	Represents 17,386,364 ADSs, representing 86,931,820 Class A ordinary shares directly held by Sequoia Capital 2010 CV Holdco, Ltd., a Cayman Islands limited liability company. Sequoia Capital 2010 CV Holdco, Ltd. is wholly owned by Sequoia Capital China Venture 2010 Fund, L.P. The general partner of Sequoia Capital China Venture 2010 Fund, L.P. is SC China Venture 2010 Management, L.P., the general partner of which is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by SNP China Enterprises Limited, a company wholly owned by Mr. Neil Nanpeng Shen. The address of Sequoia Capital 2010 CV Holdco, Ltd. is Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman,
KY1-1111,
Cayman Islands.

(11)	Represents 80,471,100 Class A ordinary shares directly held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability partnership. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 80,471,100 Class A ordinary shares. In addition, Heights Capital Management, Inc., a Delaware corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 80,471,100 Class A ordinary shares. Arthur Dantchik, in his capacity as the president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office address of SIG China Investments Master Fund III, LLLP is One Commerce Center, 1201 N. Orange Street, Suite 715 in the City of Wilmington, State of Delaware, USA.

(12)	Represents (i) 59,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 900,000 ADSs, representing 4,500,000 Class A ordinary shares, directly held by Emma & Oliver Holding Limited. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

As of March 31, 2020, a total of 80,471,100 Class A ordinary shares are held of record by one of our shareholders in the United States, representing approximately 5.3% of our total outstanding shares. None of our outstanding Class B ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
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
Demand Registration Rights
. At any time after the earlier of (i) February 8, 2020 or (ii) the date that is twelve months after the completion of our initial public offering, holders of 20% or more of the ordinary shares issued upon the conversion of the preferred shares have the right to request us effect a registration for at least 20% of their shares or any lesser percentage if the anticipated gross proceeds from the offering exceed US$5.0 million. Except for certain circumstanced where we are entitled to defer a filing, upon receiving a notice of demand registration, we should promptly give a written notice to all other than preferred shareholders and make best efforts to register the shares requested to be registered. We shall not be obligated to effect more than two demand registrations that have been declared and ordered effective.
Form F-3 Registration Rights
. Any holders of ordinary shares issued upon the conversion of preferred shares may request us to file an unlimited number of registration statements on Form
F-3
so long as such registration offerings are in excess of US$0.5 million. Within 60 days of receiving such request, we shall effect the registration of the securities on Form
F-3.
We shall not be obligated to effect more than two registrations that have been declared and ordered effective within any twelve-month period.
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
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”
Transactions with PPcredit
We use data collection services from PPcredit, a company controlled by our founders, based on arm’s length transaction terms and conditions. In 2020, we and PPcredit agreed to extend the term of the original service agreement for another year. In 2018 and 2019, we incurred RMB109.7 million and RMB43.5 million (US$6.2 million) expenses for such services.
In April and November 2016, Shanghai PPDai extended a
one-year
non-interest
bearing loan of RMB6.0 million and RMB5.0 million, respectively, to PPcredit for general corporate purposes, respectively. The loan was settled in January 2017.

In 2018, we entered into an agreement with PPcredit to provide PPcredit with human resources and accounting services based on arm’s length transaction terms and conditions at a consideration of RMB3.3 million. As of December 31, 2019, we had received the full amount of the payment.
C.	Interests of Experts and Counsel

Not applicable.
ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements
We have appended consolidated financial statements filed as part of this annual report.
Legal Proceedings
We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Starting in September 2018, our company and certain of our current and former officers and directors, the underwriters of our company’s initial public offering in November 2017, and our agent for the service of process in the U.S. have been named as defendants in putative securities class actions captioned
Yizhong Huang v. PPDAI Group Inc., et al.
, Case No. 654482/2018 (New York County of the Supreme Court of the State of New York, filed on September 10, 2018) (the “Huang Case”);
Ravindra Vora v. PPDAI Group Inc., et al.
, Case No. 654777/2018 (New York County of the Supreme Court of the State of New York, filed on September 27, 2018) (the “Vora Case”);
Lai v. PPDAI Group Inc., et al.
Case No.
1:2018-cv-06716
(U.S. District Court for the Eastern District of New York, filed on November 26, 2018) (the “Lai Case”); and
Goyal v. PPDAI Group Inc., et al.
Case No.
2:2019-cv-00168
(U.S. District Court for the Eastern District of New York, filed on January 9, 2019) (the “Goyal Case”).
These actions allege that defendants made misstatements and omissions in connection with our initial public offering in November 2017 in violation of the Securities Act of 1933. The Lai Case also advances claims under the Securities Exchange Act of 1934. On October 16, 2018, the Supreme Court of the State of New York consolidated the two state court lawsuits (the Huang Case and the Vora Case) under the caption
In re PPDAI Group Securities Litigation
, No. 654482/2018 (the “New York State Action”). On December 17, 2018, the plaintiffs in the New York State Action filed a consolidated amended complaint, which the Company and certain other defendants moved to dismiss. On July 31, 2019, Company and certain other defendants filed a motion to dismiss the New York State Action. On February 26, 2020, the Court in the New York State Action granted in part and denied in part the motion to dismiss. The Company and certain other defendants have appealed the partial denial of their motion, and that appeal is in the process of being briefed. On February 21, 2019, the U.S. District Court for the Eastern District of New York consolidated the two federal court lawsuits (the Lai Case and the Goyal Case) under the caption
In re PPDAI Group Inc. Securities Litigation
, No.
18-cv-6716-FB
-JO
(the “Federal Court Action”), appointed lead plaintiffs of the Federal Court Action, and approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and the defendants’ responsive pleadings. On April 22, 2019, plaintiffs in the Federal Court Action filed a second amended complaint. Defendants filed a motion to dismiss the Federal Court Action, which was fully briefed as of January 17, 2020, and remains pending. Both the New York State Action and the Federal Court Action otherwise remain in their preliminary stages.
Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
Dividend Policy
Our board of directors declared dividends in March 2019 and March 2020. We may continue to declare and pay dividends in the future if our operating conditions allow. Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution” and “Item 10. Additional Information—Taxation—People’s Republic of China Taxation.”
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

Our ADSs, each representing five of our Class A ordinary shares, have been listed on the NYSE since November 10, 2017. Our ADSs trade under the symbol “FINV.”
B.	Plan and Distribution

Not applicable.
C.	Markets

Our ADSs have been listed on the NYSE since November 10, 2017 under the symbol “PPDF.” We changed our symbol from “PPDF” to “FINV” in November 2019.
D.	Selling Shareholders

Not applicable.
E.	Dilution

Not applicable.
F.	Expenses of the Issue

Not applicable.
ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.
B.	Memorandum and Articles of Association

We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below, and the common law of the Cayman Islands.

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Law, insofar as they relate to the material terms of our ordinary shares.
Objects of Our Company
. Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the law of the Cayman Islands.
Ordinary Shares
. Our ordinary shares are issued in registered form and are issued when registered in our register of members. Our shareholders who are non-residents
of the Cayman Islands may freely hold and vote their shares.
Dividends
. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. In addition, our shareholders may by an ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, our company may declare and pay a dividend only out of funds legally available therefor, namely out of either profit or our share premium account, provided that in no circumstances may we pay a dividend if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.
Voting Rights
. In respect of all matters subject to a shareholders’ vote, each holder of Class A ordinary share is entitled to one vote for each Class A ordinary share registered in his or her name on our register of members, and each holder of Class B ordinary share is entitled to twenty votes for each Class B ordinary share registered in his or her name on our register of members. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together on all resolutions submitted to a vote of the members. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any shareholders present in person or by proxy.
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
Conversion
. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a shareholder to any person who is not an affiliate of such shareholder, or upon a change of ultimate beneficial ownership of any Class B ordinary share to any person who is not an affiliate of the registered shareholder of such share, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.
Transfer of Ordinary Shares
. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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
Liquidation
. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Law, and under the Companies Law, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares
. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu
with such existing class of shares.
Issuance of Additional Shares
. Our currently effective memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.
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
Inspection of Books and Records
. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies). However, we will provide our shareholders with annual audited financial statements.
Anti-Takeover Provisions
. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:
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
General Meetings of Shareholders and Shareholder Proposals
. Our shareholders’ general meetings may be held in such place within or outside the Cayman Islands as our board of directors considers appropriate.
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
Exempted Company
. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:
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
Register of Members
. Under Cayman Islands law, we must keep a register of members and there should be entered therein:
•	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, and confirmation on whether shares held by each member carries voting rights under our articles of association, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

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

We do not believe that FinVolution Group meets all of the conditions above. FinVolution Group is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.
However, if the PRC tax authorities determine that FinVolution Group is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident
enterprises, including the holders of our ADSs. Such 10% tax rate could be reduced by applicable tax treaties or similar arrangements between China and the jurisdiction of our shareholders. For example, for shareholders eligible for the benefits of the tax treaty between China and Hong Kong, the tax rate is reduced to 5% for dividends if relevant conditions are met. In addition, non-resident
enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC
individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC
individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC
shareholders of FinVolution Group would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that FinVolution Group is treated as a PRC resident enterprise.
Provided that our Cayman Islands holding company, FinVolution Group, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 698 and SAT Public Notice 7, where a non-resident
enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident
enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC
resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Public Notice 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC
holding companies.”
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
Passive Foreign Investment Company Considerations
A
non-United
States corporation, such as our company, will be a “passive foreign investment company,” or “PFIC,” for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.
Although the law in this regard is unclear, we intend to treat our variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our variable interest entities (including their subsidiaries) for United States federal income tax purposes, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in future taxable years.
While we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and do not anticipate becoming a PFIC in the foreseeable future, no assurance can be given with respect to our PFIC status for the current taxable year or any future taxable years because the determination of whether we are or will become a PFIC will depend in part upon the value of our goodwill and other unbooked intangibles (which will depend upon the market price of our ADSs from time-to-time,
which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our market capitalization. Among other matters, if our market capitalization subsequently declines, we may be or become a PFIC for the current or future taxable years. It is also possible that the IRS may challenge our classification of certain income and assets as non-passive,
which may result in our company being a PFIC for the taxable year ended December 31, 2019 or becoming a PFIC for the current or one or more future taxable years.

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
A
non-United
States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Because our ADSs are listed on the NYSE, we expect our ADSs will be considered to be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United
States-PRC
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

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to our ADSs, provided that the ADSs are regularly traded on the NYSE. Because a mark-to-market
election cannot technically be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market
election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.
If a
mark-to-market
election is made with respect to our ADSs, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market
election. If a U.S. holder makes an effective
mark-to-market
election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. If a U.S. holder makes a
mark-to-market
election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. It should also be noted that only the ADSs, and not the ordinary shares, are listed on the NYSE. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market
election if we are or were to become a PFIC.
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
Foreign Exchange Risk
All of our revenues and substantially all of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalent denominated in U.S. dollars. As of the date of this annual report, we have no foreign exchange derivative contracts outstanding. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and RMB because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.
Interest Rate Risk
We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.
The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment will likely increase the funding costs for our institutional funding partners, which may lead to a higher rate of return required by such institutional funding partners and thereby dampen their desire to invest on our platform. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Fluctuations in interest rates could negatively affect transaction volume facilitated through our platform.”
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
Fees and Other Payments Made by the Depositary to Us
The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2019, we did not receive any reimbursement from the depositary.

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
For the period from November 9, 2017, the date that the registration statement on Form
F-1
was declared effective by the SEC, to December 31, 2019, we used the net proceeds from our initial public offering for as follows:
•	Approximately US$74.1 million for shares repurchases;

•	Approximately US$58.4 million for dividend distribution;

•	Approximately US$20.0 million for the acquisition of, and/or investment in, technologies, solutions and/or businesses that complement our business; and

•	Approximately US$75.0 million for general corporate purposes.

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
under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we filed and furnished under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we filed or submitted under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule
13a-15(f)
under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles in the United States of America (“US GAAP”) and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2019.
Remediation of Material Weaknesses in Internal Control over Financial Reporting
As of December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. The material weakness that had been identified related to our lack of sufficient and competent financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to formalize key controls over financial reporting and to prepare our consolidated financial statements and related disclosures in accordance with U.S. GAAP and SEC financial reporting requirements. The material weakness, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future.
As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.
We have implemented a number of measures to address the material weakness that was identified. In 2018, we engaged an internal control advisor to assist in documenting our processes and internal controls and benchmarking against industry best practices. As a result of the work performed by the control advisor, we implemented more controls around business processes and financial reporting. During 2019, we hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements and continued to provide training to our existing staff. We further formalized procedures and controls around our financial reporting process, including preparing and maintaining documentations of accounting treatments and policies for new business models and changes in business processes and timely updating our accounting manual. We have also established formal programs to provide ongoing training for our financial reporting and accounting personnel. As of December 31, 2019, based on an assessment performed by our management on the performance of the above mentioned remediation measures, we determined that the material weakness previously identified in our internal control over financial reporting had been remediated.

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our company’s internal control over financial reporting as of December 31, 2019, as stated in its report, which appears on page
F-2
of this annual report on Form
20-F.
Attestation Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2019 as stated in its report, which appears on page
F-2
of this annual report on Form
20-F.
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

	2018		2019
	(RMB’000)	(US$’000)*	(RMB’000)	(US$’000)*
Audit fees (1)	7,800	1,120	9,570	1,375
Audit-related fees (2)	—	—	—	—
Tax fees (3)	2,614	375	—	—
All other fees (4)	—	—	—	—

*	The US$ amounts are translated from corresponding RMB amounts using a rate of RMB6.9618 = US$1.00, the noon buying rate on December 31, 2019 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(1)	“Audit fees” means the aggregate fees billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” means the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under footnote (1) above.

(3)	“Tax fees” means the aggregate fees billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All other fees” means the aggregate fees billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in footnotes (1) through (3).

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
10b-18
and/or Rule
10b5-1
under the U.S. Securities Exchange Act of 1934, as amended, so as to qualify for the safe harbor provided therein. On August 21, 2018, our board of directors approved an expansion of the Share Repurchase Program whereby the maximum aggregate value of the Class A ordinary shares in the form of ADSs that can be repurchased under the Share Repurchase Program increased from US$60 million to US$120 million. Our board of directors also approved an extension of the period of the Share Repurchase Program to August 20, 2019. Our board of directors also approved an extension of the period of the Share Repurchase Program to August 20, 2020.
The following table summarizes the details of the repurchases made in accordance with the Share Repurchase Program as of April 15, 2020.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan	Approximate dollar value of ADSs that may yet be purchased under the plan
March 2019	346,800	3.87	346,800	51,335,477
April 2019	123,500	3.89	123,500	50,855,677
June 2019	100	3.90	100	50,855,287
December 2019	2,075,500	2.37	2,075,500	45,941,192
January 2020	2,133,600	2.37	2,133,600	40,894,632
April 2020	1,015,000	1.75	1,015,000	39,117,489

Total	5,694,500	—	5,694,500	—

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

The consolidated financial statements of FinVolution Group, its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.
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

2.4*	Description of Securities

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

4.5
English translation of the Restated Equity Pledge agreement between Beijing Prosper and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.6
English translation of the Restated Business Operation Agreement among Beijing Prosper, Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.7
English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.8
English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement among Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated February 9, 2015 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.9
English translation of the Restated Option Agreement among Beijing Prosper, the shareholders of Beijing Paipairongxin, and Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.10
English translation of the Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.11
English translation of the Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.12
English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to the exhibit of Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.13
English translation of the Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.14
English translation of the Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

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

4.25
English translation of the Power of Attorney granted by the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.26
English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.27
English translation of the Exclusive Option Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.28
English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.29
English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.30
English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.31
English translation of the Power of Attorney granted by the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.32
English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.33
English translation of the Exclusive Option Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.34
English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.35
English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

Exhibit Number	Description of Document

4.36
English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.37
English translation of the Power of Attorney granted by the shareholders of Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.38
English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.39
English translation of the Exclusive Option Agreement among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1
Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Jingtian & Gongcheng Law Firm (Shanghai)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*        Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
 20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FinVolution Group

By:	/s/ Feng Zhang
Name:	Feng Zhang
Title:	Chief Executive Officer

Date: April 30, 2020

FINVOLUTION GROUP

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of FinVolution Group
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of FinVolution Group (the “Company”) and its subsidiaries as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for revenues from contracts with customers in 2018.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Revenue Recognition—Estimates of Standalone Selling Price for Loan Facilitation and Post Facilitation Services
As described in Note 2 (u) to the consolidated financial statements, the loan facilitation service and post facilitation service revenue recognized for the years ended December 31, 2019 was RMB3,310.9 million and RMB1,200.4 million, respectively. The Company charges one combined transaction service fee for its promises to transfer services to customers, which are not sold on a standalone basis. Such services include loan facilitation services and post-facilitation services, which are distinct performance obligations. The transaction price is allocated to these two performance obligations using their relative standalone selling price. Management does not have an observable standalone selling price for the loan facilitation or post-facilitation services because it does not provide such services on a standalone basis in the similar circumstances to similar customers and there is no direct observable standalone selling price that is reasonably available for similar services in the market. As a result, the estimation of standalone selling prices involves significant judgement. Management used an expected cost plus margin approach to estimate the standalone selling prices of the services as the basis of revenue. When estimating the selling prices, management makes certain assumptions including estimates of the cost of providing the services plus a reasonable profit margin.
The principal consideration for our determination that performing procedures relating to the estimation of standalone selling prices related to loan facilitation and post-facilitation services is a critical audit matter is there was significant judgment by management in estimating the standalone selling price, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to estimates of standalone selling price made by management, including estimates of the cost of providing the services plus a reasonable margin.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s revenue recognition process, including controls over the Company’s model, significant assumptions and data used to estimate the standalone selling prices for loan facilitation and post-facilitation services. The procedures also included, among others, testing management’s process for estimating the standalone selling price; reading service agreements between the Company and its customers to identify the nature of services provided as part of loan facilitation and post-facilitation services; evaluating the appropriateness of management’s expected cost plus margin method of estimating standalone selling price; evaluating the reasonableness of estimates of the cost of providing the services; testing the completeness, accuracy and relevance of underlying data used to develop management’s estimate; and evaluating the significant assumptions used by management, including estimates of the cost of providing the services plus a reasonable profit margin. Evaluating the estimates of cost of providing the services involved (i) testing the allocation of expenses, which are driven by the roles and responsibility of each department; and (ii) testing the completeness, accuracy, relevance, and classification of all types of expenses. Evaluating whether the profit margin assumption used by management was reasonable involved comparing management’s assumed profit margin to the actual profit margin earned for similar services by third party peer companies.
Quality Assurance Payable—Estimate of Probable Default Rate
As described in Note 2 (s) to the consolidated financial statements, the quality assurance payable balance was RMB4,776.2 million as of December 31, 2019. The Company provides quality assurance to investors of its online consumer finance platform and institutional funding partners in the form of various quality assurance programs and, in the case of certain institutional funding partners, direct guarantee. The quality assurance obligations is measured at the higher of ASC Topic 450 and ASC Topic 460 component, among which the ASC Topic 450 component is a contingent liability determined based on probable default rates. This liability represents the obligation to make future payouts and is measured using the guidance in ASC Topic 450, Contingencies. The ASC Topic 450 contingent component is determined on a loan by loan basis, but considers the actual and expected performance of the related pooled loan portfolio when measuring the contingent liability.
The principal consideration for our determination that performing procedures relating to measurement of the contingent liability component of the quality assurance payable is a critical audit matter is there was significant judgment by management in estimating the probable default rate, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to estimates of expected performance of the pooled loan portfolio made by management.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the expected performance of the pooled loan portfolio, including controls over the Company’s model, significant assumptions and data. The procedures also included, among other things, testing management’s process for developing the estimate of expected performance of the pool; evaluating the appropriateness of management’s methodology to determine the probable default rate including how loan portfolios are pooled; testing the completeness, accuracy and relevance of underlying data used in the measurement; and evaluating the significant assumptions used by management, including the probable default rate. Evaluating management’s assumptions related to the probable default rate included verifying the calculation of actual default rate and; evaluating the reasonableness of adjustments made on the actual default rate to reflect management’s best estimate of future performance. Verifying the calculation of actual default rate involved testing the aggregation of historical loan performance data; testing the completeness and accuracy of underlying loan performance data and testing the calculation of actual default rate. Evaluating the reasonableness of adjustments made on the actual default rate involved considering changes in market condition such as macroeconomics and regulatory environment.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 30, 2020
We have served as the Company’s auditor since 2016.

FINVOLUTION GROUP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2019
(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$ Note 2(f)
Assets
Cash and cash equivalents	2 (h)	1,616,164	2,324,542	333,900
Restricted cash (including restricted cash of the consolidated trusts of RMB 303,667 and RMB799,646 as of December 31, 2018 and 2019, respectively)	2 ( i )	3,677,557	3,686,203	529,490
Short-term investments	2 (j)	1,694,660	114,560	16,456
Accounts receivable, net of provision for doubtful accounts of RMB 50,544 (adjusted , N ote 2( ah ) ) and RMB145,699 as of December 31, 2018 and 2019, respectively)	8	812,042	882,305	126,735
Quality assurance receivable	2 (s)	2,064,366	3,649,642	524,238
Property, equipment and software, net	6	144,002	134,324	19,294
Right of use assets, net	18	—	95,786	13,759
Intangible assets	7	68,880	64,280	9,233
Goodwill		50,411	50,411	7,241
Loans receivable, net of provision for loan losses of RMB 74,381 (adjus t ed, N ote 2 ( a h )) and RMB 316,124 as of December 31, 2018 and 2019, respectively (including loans receivable, net of provision for loan losses of the consolidated trusts of RMB2,290,082 and RMB4,618,856 as of December 31, 2018 and 2019 , respectively)	4	2,331,108	4,808,252	690,662
Financial guarantee derivative assets	2 ( t)	56,287	—	—
Investments	2 (l)	167,501	952,833	136,866
Deferred tax assets	12	122,763	129,740	18,636
Amou nt s d ue from related party	11	2,830	—	—
Contract assets	8	112,103	20,555	2,952
Prepaid expenses and other assets	5	221,793	1,391,023	199,806

Total assets		13,142,467	18,304,456	2,629,268

Liabilities and Shareholders’ Equity:
Payable to platform customers (including payable to platform customers of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 905,034 and RMB684,630 as of December 31, 2018 and 2019, respectively)		905,034	684,630	98,341
Quality assurance payable (including quality assurance payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 3,819,379 and RMB4,776,153 as of December 31, 2018 and 2019, respectively)	2 (s)	3,819,379	4,776,153	686,051
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 129,809 and RMB115,540 as of December 31, 2018 and 2019, respectively)	9	188,254	176,685	25,379
Taxes payable (including taxes payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 208,585 and RMB32,468 as of December 31, 2018 and 2019, respectively)		225,101	128,298	18,429
Short-term borrowings (including short-term borrowings of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of Nil and RMB85,000 as of December 31, 2018 and 2019, respectively )	17	25,000	235,000	33,756
Funds payable to investors of consolidated trusts (including funds payable to investors of consolidated trusts of RMB 1,505,909 and RMB3,660,483 as of December 31, 2018 and 2019 respectively)	4	1,505,909	3,660,483	525,796
Contract liabilities (including contract liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 158,061 and RMB50,166 as of December 31, 2018 and 2019, respectively)	2 (u)	165,469	55,728	8,005

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2018 AND 2019 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2018	2019
		RMB	RMB	US$ Note 2(f)
Liabilities and Shareholders’ Equity (Continued)
Amounts due to related party (including amounts due to related party of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of Nil and RMB4,309 as of December 31, 2018 and 2019, respectively)	11	—	4,309	619
Leasing liabilities (including leasing liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of Nil and RMB84,284 as of December 31, 2018 and 2019, respectively)	1 8	—	85,143	12,230
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 78,268 and RMB47,117 as of December 31, 2018 and 2019, respectively)	12	100,064	198,922	28,573

Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 190,406 and RMB237,802 as of December 31, 2018 and 2019, respectively)	10	222,519	287,625	41,315
Total liabilities		7,156,729	10,292,976	1,478,494

Commitments and contingencies	1 9
FinVolution Group Shareholders’ equity :
Class A ordinary shares (US$ 0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2018 and 2019; 874,071,169 and 964,071,169 issued as of December 31, 2018 and 2019; 827,770,169 and 943,436,904 outstanding as of December 31, 2018 and 2019)	1 3	58	64	9
Class B ordinary shares (US$ 0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2018 and 2019; 659,000,000 and 586,000,000 issued and outstanding as of December 31, 2018 and 2019)	1 3	44	39	6
Additional paid-in capital		5,896,017	5,640,898	810,265
Treasury stock ( 46,301,000 and 20,634,265 shares as of December 31, 2018 and 2019, respectively)	1 3	(332,121)	(47,174)	(6,777)
Statutory reserves	2 (ag)	256,006	317,198	45,563
Accumulated other comprehensive income		58,210	70,320	10,097
Retained earnings		45,668	1,966,611	282,486

Total FinVolution Group shareholders’ equity		5,923,882	7,947,956	1,141,649

Non-controlling Interest		61,856	63,524	9,125
Total shareholders’ equity		5,985,738	8,011,480	1,150,774

Total liabilities and shareholders’ equity		13,142,467	18,304,456	2,629,268

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(All amounts in thousands, except share data, or otherwise noted)

		For the Years Ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$ Note 2(f)
Operating revenue:
Loan facilitation service fees	2(u)	2,843,287	2,919,234	3,310,875	475,577
Post-facilitation service fees	2(u)	668,819	922,797	1,200,373	172,423
Net interest income	2(n)	31,377	256,108	1,106,669	158,963
Other revenue	2(u)	491,400	376,915	344,840	49,533
Changes in expected discretionary payment to IRF investors	2(u)	(107,660)	68,619	—	—

Net revenues		3,927,223	4,543,673	5,962,757	856,496

Operating expenses:
Origination and servicing expenses	2(v)	(890,160)	(875,905)	(1,164,716)	(167,301)
Origination and servicing expenses-related party	2(v)	(84,362)	(109,666)	(43,494)	(6,248)
Sales and marketing expenses	2(w)	(788,291)	(710,754)	(720,333)	(103,469)
General and administrative expenses	2(x)	(423,795)	(383,388)	(435,816)	(62,601)
Research and development expenses	2(y)	(164,869)	(317,965)	(390,585)	(56,104)
Provision for loans receivable	4	(46,586)	(192,749)	(299,504)	(43,021)
Provision for accounts receivable	8	—	(106,652)	(261,882)	(37,617)

Total operating expenses		(2,398,063)	(2,697,079)	(3,316,330)	(476,361)
Other income (expenses)
Gain from quality assurance	2(s)	5,885	510,894	98,405	14,135
Realized gain (loss) from financial guarantee derivatives	2(v)	169,103	(157,244)	31,444	4,517
Fair value change of financial guarantee derivatives	2(v)	(383,061)	272,057	(56,287)	(8,085)
Other income, net	2(j), 2(ab)	36,531	148,356	136,491	19,606

Profit before income tax expenses		1,357,618	2,620,657	2,856,480	410,308
Income tax expenses	12	(274,711)	(151,206)	(481,962)	(69,230)

Net profit		1,082,907	2,469,451	2,374,518	341,078
Less: Net profit (loss) attributable to non-controlling interest shareholders		(76)	377	1,668	240
Net profit attributable to FinVolution Group		1,082,983	2,469,074	2,372,850	340,838

Accretion on Series A convertible redeemable preferred shares to redemption value	14	(1,237,274)	—	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	14	(905,861)	—	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	14	(930,336)	—	—	—

Net profit (loss) attributable to FinVolution Group’s ordinary shareholders		(1,990,488)	2,469,074	2,372,850	340,838

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

		For the Years Ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$ Note 2(f)
Net profit		1,082,907	2,469,451	2,374,518	341,078
Foreign currency translation adjustment, net of nil tax		99,934	43,293	12,110	1,739

Total comprehensive income		1,182,841	2,512,744	2,386,628	342,817

Total comprehensive income (loss) attributable to non-controlling interests shareholders		(76)	377	1,668	240

Total comprehensive income attributable to FinVolution Group		1,182,917	2,512,367	2,384,960	342,577

Weighted average number of ordinary shares used in computing net income (loss) per share
Basic		779,804,270	1,498,780,165	1,525,814,189	1,525,814,189
Diluted		779,804,270	1,599,592,231	1,552,423,060	1,552,423,060
Net income (loss) per share - Basic		(2.5525)	1.6474	1.5551	0.2234
Net income (loss) per share - Diluted		(2.5525)	1.5436	1.5285	0.2196
Net income (loss) per ADS - Basic		(12.7627)	8.2369	7.7757	1.1169
Net income (loss) per ADS - Diluted		(12.7627)	7.7178	7.6424	1.0978

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued o rdinary shares			Treasury stock				Retained
		Share	Amount	Additional paid-in capital	Share	Amount	Accumulated other comprehensive income (loss)	Statutory reserves	earnings ( a ccumulated deficit)	Non- controlling interest	Total shareholders’ equity (deficit)
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016		665,000,000	—	—	—	—	(85,017)	15,662	(369,068)	—	(438,423)

Issuance of ordinary shares upon Initial Public Offering (“IPO”) and Concurrent Private Placement (“CPP”), net of expense	3	104,230,769	51	1,677,171	—	—	—	—	—	—	1,677,222
Accretions to preferred shares redemption value		—	—	—	—	—	—	—	(3,073,471)	—	(3,073,471)
Conversion of series A preferred shares to ordinary shares	1 4	285,000,000	19	1,563,889	—	—	—	—	—	—	1,563,908
Conversion of series B preferred shares to ordinary shares	1 4	214,285,700	14	1,212,281	—	—	—	—	—	—	1,212,295
Conversion of series C preferred shares to ordinary shares	1 4	234,554,700	16	1,391,551	—	—	—	—	—	—	1,391,567
Share-based compensation		—	—	65,324	—	—	—	—	—	—	65,324
Cancellation of Share-based compensation plan of a subsidiary		—	—	40,828	—	—	—	—	—	—	40,828
Net profit		—	—	—	—	—	—	—	1,082,983	(76)	1,082,907
Foreign currency translation adjustment		—	—	—	—	—	99,934	—	—	—	99,934
Business Combination	3	—	—	—	—	—	—	—	—	60,097	60,097
Appropriation to statutory reserve		—	—	—	—	—	—	39,428	(39,428)	—	—

Balance as of December 31, 2017		1,503,071,169	100	5,951,044	—	—	14,917	55,090	(2,398,984)	60,021	3,682,188

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued o rdinary shares			Treasury stock				Retained
		Share	Amount	Additional paid-in capital	Share	Amount	Accumulated other comprehensive income	Statutory reserves	earnings ( a ccumulated deficit)	Non- controlling interest	Total shareholders’ equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017		1,503,071,169	100	5,951,044	—	—	14,917	55,090	(2,398,984)	60,021	3,682,188

Issuance of ordinary shares for share-based compensation plans	1 3	30,000,000	2	—	(30,000,000)	(2)	—	—	—	—	—
Repurchase of ordinary shares	1 3	—	—	—	(60,306,360)	(452,262)	—	—	—	—	(452,262)
Cumulative effect of accounting change	2 ( w )	—	—	—	—	—	—	—	176,494	—	176,494
Share-based compensation	1 5	—	—	50,319	—	—	—	—	—	—	50,319
Exercise of share-based compensation plans	1 5	—	—	(105,346)	44,005,360	120,143	—	—	—	—	14,797
Net profit		—	—	—	—	—	—	—	2,469,074	377	2,469,451
Foreign currency translation adjustment		—	—	—	—	—	43,293	—	—	—	43,293
Capital injection from non-controlling interest		—	—	—	—	—	—	—	—	1,458	1,458
Appropriation to statutory reserve		—	—	—	—	—	—	200,916	(200,916)	—	—

Balance as of December 31, 2018		1,533,071,169	102	5,896,017	(46,301,000)	(332,121)	58,210	256,006	45,668	61,856	5,985,738

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued o rdinary shares			Treasury stock
		Share	Amount	Additional paid-in capital	Share	Amount	Accumulated other comprehensive income	Statutory reserves	Retained earnings (accumulated deficit)	Non- controlling interest	Total shareholders’ equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018		1,533,071,169	102	5,896,017	(46,301,000)	(332,121)	58,210	256,006	45,668	61,856	5,985,738

Issuance of ordinary shares for share-based compensation plans	1 3	17,000,000	1	—	(17,000,000)	(1)	—	—	—	—	—
Repurchase of ordinary shares	1 3	—	—	—	(12,729,500)	(47,173)	—	—	—	—	(47,173)
Share-based compensation	1 5	—	—	42,260	—	—	—	—	—	—	42,260
Exercise of share-based compensation plans	15	—	—	(297,379)	55,396,235	332,121	—	—	—	—	34,742
Net profit		—	—	—	—	—	—	—	2,372,850	1,668	2,374,518
Dividends paid to shareholders		—	—	—	—	—	—	—	(390,715)	—	(390,715)
Foreign currency translation adjustment		—	—	—	—	—	12,110	—	—	—	12,110
Appropriation to statutory reserve		—	—	—	—	—	—	61,192	(61,192)	—	—

Balance as of December 31, 2019		1,550,071,169	103	5,640,898	(20,634,265)	(47,174)	70,320	317,198	1,966,611	63,524	8,011,480

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(All amounts in thousands, except share data, or otherwise noted)

			For the Years Ended December 31,
	Note		2017	2018	2019
			RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net profit			1,082,907	2,469,451	2,374,518	341,078
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Provision for loans receivable			46,586	192,749	299,504	43,021
Provision for accounts receivable			—	106,652	261,882	37,617
Depreciation and amortization			22,555	42,162	57,712	8,290
Amortization of right-of-use asset and interest of leasing liabilities			—	—	49,373	7,092
Change in fair value of short term investments			(3,875)	(16,460)	13,028	1,871
Gain from disposal of investments			—	—	(10,614)	(1,525)
Change in fair value of investments			—	77	—	—
Net gain from investment in loans			(31,377)	(256,108)	(1,106,669)	(158,963)
Share-based compensation			106,152	50,319	42,260	6,070
Impairment of intangible assets			—	—	4,600	661
Changes in operating assets and liabilities:
Accounts receivable			(3,578)	(746,753)	(332,145)	(47,710)
Quality assurance receivable			(865,957)	(911,597)	(1,585,276)	(227,711)
Financial guarantee derivative assets and discretionary payment			490,721	(379,717)	56,287	8,085
Deferred tax assets			(112,583)	(27,705)	(6,977)	(1,002)
Amounts due from related party			(123)	(2,830)	2,830	407
Contract assets			—	(59,019)	91,548	13,150
Prepaid expenses and other assets			(70,703)	(115,017)	(1,090,910)	(156,699)
Deferred revenue			102,198	—	—	—
Payable to platform customers			692,307	(208,932)	(220,404)	(31,659)
Quality assurance payable			1,589,140	1,756,535	956,774	137,432
Payroll and welfare payable			72,297	31,423	(11,569)	(1,662)
Taxes payable			171,934	(32,042)	(96,803)	(13,905)
Contract liabilities			—	(97,080)	(109,741)	(15,763)
Amounts due to related party			(3,539)	(11,972)	4,309	619
Leasing liabilities			—	—	(51,370)	(7,379)
Deferred tax liabilities			15,940	84,124	98,858	14,200
Accrued expenses and other liabilities			108,449	16,696	93,473	13,427

Net cash provided by operating activities			3,409,451	1,884,956	(215,522)	(30,958)

Cash flows from investing activities:
Collection of loans originated and held by the Group			368,953	2,805,940	10,520,227	1,511,136
Investment in loans originated and held by the Group			(1,022,937)	(4,331,811)	(12,128,140)	(1,742,098)
Investment in convertible loan		5	—	—	(20,000)	(2,873)
Proceeds from disposal of investments			—	—	21,508	3,089
Purchase of investments			(9,953)	(155,286)	(803,691)	(115,443)
Proceeds from short-term investments			6,485,536	13,122,058	5,532,569	794,704
Purchase of short-term investments			(8,147,450)	(12,799,210)	(3,902,033)	(560,492)
Purchase of property, equipment and software			(90,871)	(83,584)	(48,659)	(6,989)
Proceeds from disposal of a subsidiary			6,000	—	—	—
Acquisition of intangible assets			—	(5,120)	—	—
Cash paid for business combinations, net of cash acquired	3	(b)	(40,078)	—	—	—

Net cash used in investing activities			(2,450,800)	(1,447,013)	(828,219)	(118,966)

Cash flows from financing activities:
Cash received from investors - consolidated trusts			555,500	1,183,580	3,437,160	493,717
Cash paid to investors - consolidated trusts			(68,539)	(192,840)	(1,488,301)	(213,781)
Cash paid for repurchase of preferential beneficiaries of consolidated trusts			(31,250)	(47,173)	(7,948)	(1,143)
Cash received from short-term borrowings			—	87,010	235,000	33,757
Repayment of short-term borrowings			—	(63,685)	(25,000)	(3,591)
Cash paid for dividends			—	—	(390,715)	(56,123)
Repurchase of ordinary shares			—	(452,262)	(42,276)	(6,073)
Proceeds from exercise of share-based compensation plans			—	14,009	31,592	4,538
Capital injection from non-controlling interest			—	1,458	—	—
Proceeds from issuance of ordinary shares, net			1,677,222	—	—	—

Net cash provided by financing activities			2,132,933	530,097	1,749,512	251,301

Effect of exchange rate changes on cash, cash equivalents and restricted cash			(15,445)	41,977	11,253	1,618

Net increase in cash, cash equivalents and restricted cash			3,076,139	1,010,017	717,024	102,995
Cash, cash equivalents and restricted cash at beginning of year			1,207,565	4,283,704	5,293,721	760,395
Cash, cash equivalents and restricted cash at end of year			4,283,704	5,293,721	6,010,745	863,390

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2017, 2018 AND 2019
(All amounts in thousands, except share data, or otherwise noted)

		For the Years Ended December 31,
	Note	2017	2018	2019
		RMB	RMB	RMB	US$ Note 2(f)
Supplemental disclosure of cash investing and financing activities
Cash paid for interest including paid to investors of consolidated trusts		(5,376)	(58,312)	(94,957)	(13,640)
Cash paid for income taxes		(216,060)	(180,233)	(145,825)	(20,946)
Supplemental disclosure of non-cash investing and financing activities
Accretion on convertible redeemable preferred shares to redemption value		3,073,471	—	—	—
Payable for purchase of property, equipment and software		6,585	917	292	42
Payable for repurchase of ordinary shares		—	—	4,897	703
Receivable from exercise of share-based incentive plans		—	788	3,150	452

The following
table sets forth
cash, cash equivalents and restricted cash by category within the Consolidated Balance Sheets

	As of December 31,
	2018	2019
			US$
	RMB	RMB	Note 2(f)
Cash and cash equivalents	1,616,164	2,324,542	333,900
Restricted cash	3,677,557	3,686,203	529,490

	5,293,721	6,010,745	863,390

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
1. Principal activities and reorganization
(a) Principal activities
FinVolution Group (formerly known as PPDAI Group Inc., the “Company”) is an investment holding company and with its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”) operates an online consumer finance marketplace through its platform (www.ppdai.com) registered in the People’s Republic of China (the “PRC” or “China”).
As of December 31, 2019, the Company’s principal subsidiaries and consolidated VIEs are as follows:

Name	Percentage of direct or indirect ownership		Date of incorporation	Place of incorporation
Subsidiaries
FinVolution (HK) LIMITED. (“FinVolution HK”)	100%		June 12, 2012	Hong Kong, China
Beijing Prosper Investment Consulting Co., Ltd. (“Beijing Prosper”)	100%		August 21, 2012	Beijing, China
Shanghai Guangjian Information Technology Co., Ltd. (“Shanghai Guangjian”)	100%		June 5, 2017	Shanghai, China
Shanghai Shanghu Information Technology Co., Ltd. (“Shanghai Shanghu”) Shanghai Manyin Information Technology Co., Ltd. (“Shanghai Manyin”)	100%		February 12, 2018	Shanghai, China

Consolidated VIEs
Beijing Paipairongxin Investment Consulting Co., Ltd. (“Beijing Paipairongxin”)	100	%*	June 15, 2012	Beijing, China
Shanghai Zihe Information Technology Co., Ltd. (“Shanghai Zihe”)	100	%*	July 6, 2017	Shanghai, China
Shanghai Nianqiao Technology Co., Ltd. (“Shanghai Nianqiao”)	100	%*	August 8, 2018	Shanghai, China
Shanghai Ledao Technology Co., Ltd. (“Shanghai Ledao”)	100	%*	January 10, 2019	Shanghai, China
Consolidated VIEs’ principal subsidiaries
Shanghai PPDai Financial Information Services Co.,Ltd. (“Shanghai PPDai”)	100	%*	January 18, 2011	Shanghai, China
Shanghai Erxu Information Technology Co., Ltd. (“Shanghai Erxu”)	100	%*	April 28, 2018	Shanghai, China
Fujian Zhiyun Financing Guarantee Co., Ltd.. (“Fujian Zhiyun”)	100	%*	November 21, 2019	Fujian, China

*	Controlled via contractual relationships

(b) Reorganization
Prior to 2012, the operation of the online consumer finance marketplace was carried out by Shanghai PPDAI and Beijing Paipairongxin, both of which were owned by the original shareholders (the “Founders”) and an angel investor. To facilitate offshore financing, an offshore corporate structure was formed in 2012 (the “Reorganization”), which was carried out as follows:
1)	Fin V olution Group was incorporated in the Cayman Islands on June 6, 2012 by the Founders and angel investor.

2)	On June 12, 2012, FinVolution HK was incorporated in Hong Kong as a wholly owned subsidiary of the Company.

3)	On June 15, 2012, Beijing Prosper was incorporated in the PRC as a wholly owned subsidiary of FinVolution HK .

4)	On August 21, 2012, Beijing Paipairongxin was incorporated in the PRC by the founders of Shanghai PPDAI.

F-
14

FINVOLUTION GROUP
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
The Company further carried out the following reorganization activities in 2017:
1)	On June 5, 2017, Shanghai Guangjian was incorporated in the PRC as a wholly owned subsidiary of Finvolution HK.

2)	On June 15, 2017, Shanghai Shanghu was incorporated in PRC as a wholly owned subsidiary of Shanghai Guangjian.

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
In February 2018, the Group established Shanghai Manyin. In November 2018 and January 2019, Shanghai Manyin entered into a series of similar contractual agreements with Shanghai Nianqiao and Shanghai Ledao, which enable the Group to effective control Shanghai Niaoqiao and Shanghai Ledao.
Shanghai Guangjian and Shanghai Manyin are collectively referred to as the WOFEs. Beijing Paipairongxin, Shanghai Zihe, Shanghai Nianqiao and Shanghai Ledao are collectively referred to as the VIEs.
(c) Share split
On October 20, 2017, the Company effected a share split.
Each of ordinary share and preferred share of the Company was subdivided into
100
shares at a par value of US$
0.00001
. All shares and per share amounts presented in these consolidated financial statements and notes have been revised on a retroactive basis to reflect the effect of the share split. The par value per ordinary share has been retroactively revised as if it had been adjusted in proportion to the share split.
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

F-
15

FINVOLUTION GROUP
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
Details of the typical structure of the Company’s significant VIEs are set forth below:
i) VIE Agreements that give the Company effective control of VIEs
Business Operation Agreement
Pursuant to the relevant business operation agreements, the shareholders of the VIEs agree that to the extent permitted by law, they will accept and unconditionally execute the WOFEs’ instructions on business operations, such as appointment of directors and executive officers. They further agree that, without the WOFEs’ prior written consent, the VIEs will not take any action that may have material adverse effects on their assets, businesses, human resources, rights, obligations, or business operations. The shareholders of the VIEs agree to transfer any dividends or other similar income or interests they receive as the shareholders of the VIEs, if any, immediately and unconditionally to the WOFEs. This agreement also requires each of the shareholders of the VIEs to issue an irrevocable power of attorney authorizing the WOFEs or any person(s) designated by the WOFEs to execute shareholders’ rights on behalf of such shareholder. Unless the WOFEs terminate this agreement in advance, the agreement will remain effective until the VIEs are dissolved pursuant to PRC law.
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

F-
16

FINVOLUTION GROUP
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

F-
17

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(b) Principle of consolidation (continued)
The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	752,102	2,025,233
Restricted cash	3,341,985	2,620,706
Short-term investments	1,574,090	—
Account s receivable	800,334	846,454
Quality assurance receivable	2,064,366	3,649,642
Property, equipment and software, net	104,802	103,444
Right of Use assets	—	94,852
Loans and receivables, net of provision for loan losses	—	36,344
Financial guarantee derivative assets	56,287	—
Investments	1,147,569	2,306,831
Deferred tax assets	88,446	122,920
Contract assets	112,103	20,555
Prepaid expenses and other assets	167,817	1,290,996
Total assets	10,209,901	13,117,977

Payable to platform customers	905,034	684,630
Quality assurance payable	3,819,379	4,776,153
Payroll and welfare payable	129,809	115,540
Taxes payable	208,585	32,468
Short-term borrowings	—	85,000
Contract liabilities	158,061	50,166
Deferred tax liabilities	78,268	47,117
Leasing liabilities	—	84,284
Amounts d ue to related parties	1,609,126	3,189,663
Accrued expenses and other liabilities	190,406	237,802
Total liabilities	7,098,668	9,302,823

F-
18

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(b) Principle of consolidation (continued)

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenue	3,900,454	4,250,978	4,684,436
Net profit	730,855	1,604,530	661,808

Net cash provided by operating activities	3,233,966	1,356,887	74,977
Net cash provided by (used in) investing activities	(1,642,454)	(1,031,968)	367,903
Net cash provided by (used in) financing activities	(31,250)	1,043,899	108,972

Net increase in cash, cash equivalents and restricted cash	1,560,262	1,368,818	551,852
Cash, cash equivalents and restricted cash at beginning of year	1,165,007	2,725,269	4,094,087

Cash, cash equivalents and restricted cash at end of year	2,725,269	4,094,087	4,645,939

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

F-
19

FINVOLUTION GROUP
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
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statements. The exchange rates used for translation on December 31, 2018 and 2019 were US$1.00= RMB6.8632 and
RMB6.9762, respectively, representing the index rates stipulated by the People’s Bank of China.

F-
20

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(f) Convenience translation
Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive income (loss) and consolidated statement of cash flows from RMB into US$ as of and for year ended December 31, 2019 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9618, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2019. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2019, or at any other rate.
(g) Significant risks and uncertainties
Risk of concentration
As of December 31, 2018 and 2019, substantially all of the Group’s cash, term deposit and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2017, 2018 and 2019. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2018 and 2019.
Risk of uncertainties
In October 2019, the China Banking and Insurance Regulatory Commission, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies (“Circular 37”), which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business or provide financing guarantee services in a disguised form without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business
. Such entity might also subject to penalties including fines and confiscation of illegal gains if applicable. In the Group’s collaboration with institutional funding partners, the Group provides certain quality assurance commitment to attract and maintain the Group’s cooperation with institutional funding partners. Due to the lack of legal interpretation for financing guarantee in a disguised form, there is uncertainty related to whether these quality assurance commitment provided constitute a financing guarantee in a disguised form. If the quality assurance commitment provided by the Group were considered to be financing guarantee in a disguise form, the Group’s business, financial condition, results of operations and liquidity will be materially and adversely affected.

FINVOLUTION
GROUP
NOTES
TO CONSOLIDATED
FINANCIAL
STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(g) Significant risks and uncertainties (continued)
Risk of uncertainties (continued)
In order to reduce the compliance risk under Circular 37, the Group incorporated a licensed financial guarantee company in late 2019, which, since its incorporation, provides direct guarantees for certain loans funded by the institutional funding partners to replace existing quality assurance commitment provided. The Group in the process of increasing its guarantee capability by obtaining additional financial guarantee licenses or increase the capital of its financial guarantee subsidiary to further reduce its risk of noncompliance.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(h) Cash and cash equivalents
Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.
(i) Restricted cash
Restricted cash represents:
(i)	Cash in quality assurance is cash managed by the Group through designated bank accounts and cash managed by China United SME Guarantee Corporation under the new quality assurance program. There is no other use of these funds except for making payments to investors for default loans that are subject to quality assurance protection.
 As of December 31, 2018 and 2019, the restricted cash related to quality assurance obligations were RMB2,414,449 and
 RM
B
1,473,749, respectively.

(ii)	Cash in investor reserve funds is cash managed by the Group through a designated bank account or third party payment company account. There is no other use of these funds except for payments to protect relevant investors from potential losses resulting from delinquent loans and or underperformance of the investment programs. As of December 31, 2018 and 2019, the restricted cash related to investor reserve funds amounted to RMB
17,971
and
RMB41,958, respectively.

As of December 31, 2019, the underlying investment programs were all matured and the Group was in the process of settling the remaining balance in this account.

(iii)	Cash received from investors or borrowers that has not yet been disbursed, due to a settlement time lag. As of December 31, 2018 and 2019, the restricted cash related to cash not yet disbursed amounted to RMB
905,034
and
RMB684,630
, respectively.

(iv)	Cash received via consolidated trusts that has not yet been distributed. As of December 31, 2018 and 2019, the restricted cash related to cash not yet distributed amounted to RMB
303,667
and
RMB799,646
, respectively.

(v)	Cash held as collateral for short-term borrowings of subsidiar ies
 of the Group. As of December 31, 2018 and 2019, the restricted cash held as collateral amounted to RMB
26,000
and
RMB251,853
, respectively.

(vi)	Cash held in escrow accounts that is jointly managed by the
Group
and institutional funding partners. As of December 31, 2018 and 2019, the restricted cash managed by the
Group
and institutional funding partners amounted to RMB
10,436
and
RMB44,367, respectively.

(vii)
Cash held in designated account under the name of a subsidiary of the Group as a security deposit for an institutional funding partner. As of December 31, 2018 and 2019, the restricted cash related to security deposit amounted to Nil and
RMB390,000.

F-
23

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(j) Short-term Investments
Short-term investments mainly consist of investments in wealth management products. The wealth management products are certain deposits with variable interest rates or principal not guaranteed with certain financial institutions.
Realized and unrealized gain related to the short-term investments is recorded as other income in the consolidated statements of comprehensive income. RMB35,516, RMB96,061 and
RMB52,863 was recognized for the year
s
ended December 31, 2017, 2018 and 2019, respectively.
(k) Accounts receivable, contract assets and allowance for accounts receivable
Accounts receivable is related to the facilitation and post-facilitation service in relation to loans facilitated by the Group. Contract assets represent the Group’s right to consideration in exchange for investment management services in relation to investment programs that the Company has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled to in exchange for the services transferred to the customer.
Accounts receivable and contract assets is stated at the historical carrying amount net of write-offs and allowance for doubtful accounts. The Group establishes an allowance for doubtful accounts based on estimates, historical default experience and other factors surrounding the credit risk of borrowers. The Group evaluates and adjusts its allowance for accounts receivable and contract assets on a quarterly basis or more often as necessary. Accounts receivable and contract assets that are delinquent for 180 days or more are generally written off.
(l) Investments
The Group has classified its investments into equity method investments and non-marketable equity investments.
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

F-
24

FINVOLUTION GROUP
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
The
following
table sets forth the investments the Group holds as of December 31, 2018 and 2019 respectively.

	As of December 31,
	2018	2019
Equity method investments	81,000	96,622
Non-marketable equity investments	86,501	856,211

	167,501	952,833

Equity method investments
For the years ended December 31, 2017, 2018 and 2019, the Group completed the following significant investments which were accounted for as equity investments:
In October 2018, the Group made investments in a private equity funds with the cash consideration of

RMB50,000

and

RMB20,000 respectively.
The Company accounted for these investments under equity methods.
For the years ended December 31, 2017, 2018 and 2019, the Company also made several insignificant equity method investments ranging from RMB5,000 to RMB25,000.
For the years ended 2017, 2018 and 2019, the Company disposed certain equity method investments for total consideration of nil, nil and RMB20,000, which results a gain of nil, nil, and RMB10,621 in other income, respectively.
As of December 31, 2018 and 2019, the equity pick up adjustment made by the Group on the equity method investments are not material. For the year
s
ended December 31, 2017, 2018 and 2019, no impairment losses were recognized for equity method investments.

F-
25

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(l) Investments (continued)

Non-marketable equity investments
For the years ended December 31, 2017, 2018 and 2019, the Group completed the following significant investments which were accounted for as non-marketable
equity investments:
In December 2019, the Group acquired
less than
 10%
of
ordinary share
i
n
a company in the fina
ncial
service indu
s
try
 for a cash consideration
of appr
o
ximately
RMB0.7
billion
and accounted for it as non-marketable equity investment using measurement alternative.
In July 2019, the Group acquired approximately 3.22% preferred share in Fansheng Limited for a cash consideration of USD4,370 or equivalent of RMB30,000 and accounted for it as non-marketable equity investment using measurement alternative.
In April 2019, the Group acquired approximately 6.98% preferred share in Shanghai Zhan Lue data technology Co., Ltd. for a cash consideration of RMB30,000 and accounted for it as non-marketable equity investment using measurement alternative.
In October 2018, the Group acquired approximately 5% preferred share in Shanghai Yi Yang automobile service Co., Ltd. for a cash consideration of RMB30,000 and accounted for it as non-marketable equity investment using measurement alternative.
For the years ended 2017, 2018 and 2019, the Group also made several insignificant investments in non-marketable equity investments ranging from RMB209 to RMB13,952.
For the years ended 2017, 2018 and 2019, the Company disposed certain non-marketable equity investments for total consideration of nil, nil and RMB1,508, which results a loss of nil, nil, and RMB7 in other income, respectively.
As of December 31, 2018 and 2019, the amount of fair value change adjustment recognized for non-marketable equity investments were RMB77 and nil, respectively.
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

F-
26

FINVOLUTION GROUP
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
The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, quality assurance receivable, loans receivable, accounts receivable, contract assets, financial guarantee derivative, payable to platform customers, quality assurance payable, short-term borrowings and other liabilities. As of December 31, 2018 and 2019, the carrying values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, payable to platform customers, short-term borrowings and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short term maturities of these instruments.
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
On a recurring basis, the Group measures its short-term investments, financial guarantee derivative and non-marketable equity investments at fair value. Since financial guarantee derivative and non-marketable equity investments do not have quoted price in active markets, they are valued using valuation model. Management is responsible for determining the fair value.

F-
27

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(m) Fair value measurement (continued)
The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2018

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
—wealth management products	—	1,694,660	—	1,694,660
Investments
—non-marketable equity investments	—	—	86,501	86,501
Financial guarantee derivative assets	—	—	56,287	56,287

Total Assets	—	1,694,660	142,788	1,837,448

December 31, 2019

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
—wealth management products	—	114,560	—	114,560
Investments
—non-marketable equity investments	—	—	856,211	856,211

Total Assets	—	114,560	856,211	970,771

The Group values its wealth management products held in certain bank accounts using quoted rate of return or quoted subscription/redemption prices published by the banks for these products, and accordingly, the Group classifies wealth management products as Level 2 within the fair value hierarchy based on the nature of the fair value inputs.
The non-marketable equity investments are accounted for under the measurement alternative and therefore are classified as Level 3 within the fair value hierarchy based on the nature of the fair value inputs.
The Company did not transfer any assets or liabilities in or out of level 3 during the years ended December 31, 2018 and 2019.
Changes in fair value measurement categorized within Level 3 of the fair value hierarchy are analyzed each period for changes in estimates or assumptions.

F-
28

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(m) Fair value measurement (continued)

Level 3 Valuation Techniques
Level 3 financial assets and liabilities consist of financial guarantee derivatives and non-marketable
equity investments for which determination of fair value requires significant judgment and estimation. Changes in fair value are recorded in the consolidated statement of comprehensive income.
Non-marketable
equity investments measured at cost minus impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or a similar investment of the same issuer. As the investees of the non-marketable
equity investments are either
start-up
companies in very early stage or private companies with no readily available fair market price, no fair value adjustment were made to non-marketable
equity investments as of December 31, 2
0
19 as there were no observable price change.
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
The following table sets forth the significant unobservable inputs used for fair value measurement of financial guarantee derivatives:

	As of December 31,
	2018	2019
Expected default rate	0.46% - 12.37%	N/A

Please refer to Note 2(t) for the movement and gain of financial guarantee contracts and related derivatives.
The following table sets forth the movement of non-marketable investments measured using Level 3 valuation techniques:

	For the years ended December 31,
	2018	2019
Opening balance	—	86,501
Purchase of non-marketable investments	86,578	771,218
Disposal of non-marketable investments	—	(1,508)
Fair value change	(77)	—

Ending balance	86,501	856,211

F-
29

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(n) Net interest income
The Group, through consolidated trust plans (See Note 4), WOFEs and subsidiaries of VIEs, originate and hold loans.
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
The
net
interest income
 recor
ded
 in the consolidated statement of comprehensive income related to the loans originated by the Group recorded for the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Interest income	46,975	316,193	1,342,289
Less: Interest expense	(15,598)	(60,085)	(235,620)

Net interest income	31,377	256,108	1,106,669

(
o
) Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method taking into account the estimated residual value, if any. The following
table sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Office furniture and equipment	3- 5 years	5%
Computer and electronic equipment	3- 5 years	5%
Leasehold improvements	shorter of remaining lease period or estimated useful life	Nil
Software	1- 5 years	Nil
Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation amortization are removed from the accounts and any resulting gain or loss is recognized in consolidated statement of comprehensive income.

F-
30

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(
p
) Intangible assets
As of December 31, 2019, the intangible assets held by the Group includes micro-lending license, factoring license, financial leasing license and financing guarantee license which have indefinite useful life. The Group evaluates these indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.
(
q
) Goodwill
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
(
r
) Impairment of long-lived assets other than goodwill
The Group evaluates its long-lived assets other than goodwill and intangible assets with indefinite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. Impairment losses of long-lived assets related to intangible assets recognized for the years ended December 31, 2017, 2018 and 2019 were nil, nil and RMB4,600.

F-
31

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(
s
) Quality assurance payable and receivable
Borrowers may elect to, or in certain circumstances, are required to make contributions to the quality assurance fund, in addition to the transaction service fee and payments of loan principal and interest. The quality assurance fund is maintained in a segregated restricted cash bank account. This contribution, which is a certain percentage of the principal amount, is determined at the time of the loan application based on the borrower’s credit score. The contribution does not change over time after the loan is matched and must be paid in its entirety even if the loan is pre-paid.
If a borrower who has contributed to the quality assurance fund is delinquent on an installment of principal and interest of a loan, the Group will withdraw an amount from the quality assurance fund to repay the delinquent installment of principal and interest to the corresponding investors. The quality assurance fund contributions are not refundable, including if there is no loan default. If the Group were to wind down its online consumer finance marketplace and there were no investors with outstanding loans, the Company would be entitled to the remaining funds in the restricted cash account, if any. The Group also provides quality assurance commitment to institutional funding partners under certain circumstances. The quality assurance commitment mainly includes 1) guarantee provided by third-party financial guarantee companies or financial guarantee company within the Group; 2) insurance provided by third-party insurance company, if the insurance coverage is exhausted, a third party guarantee company will repay the institutional funding partner in full. In either case, after the third party guarantee companies repay the overdue amount, the Group is obligated to compensate the third party guarantee companies at an amount equal to the repayment made to the institutional funding partners. In certain cases, the Group is also required to provide a security deposit at an amount equal to a certain percentage of the outstanding balance of loans the institutional funding partners funded to the borrowers referred by the Group. The Group might also be required to replenish such security deposit in the event the security deposit is used by the institutional funding partners to make up for the loss they incurred.
The Group is required to record its quality assurance obligation associated with the quality assurance commitment provided to institutional funding partners and quality assurance fund in accordance with ASC Topic 460, Guarantees. Accordingly, the liabilities are measured at their fair value at inception. For guarantee and quality assurance arrangement, default payments to investors are capped at the quality assurance balance at any point in time. The Group is not obligated to pay default loans in the event no funds are available in the quality assurance account. Once the investors are paid for a borrower’s default, any future principal and interests recovered are contributed into the quality assurance account. For quality assurance commitment provided to institutional funding partners, default payments are not capped and the Group is obligated to compensate the institutional funding partners in the event of any default.
The quality assurance obligations are comprised of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. In accordance with ASC
460-10-25-2
and ASC
460-10-30-3,
the
non-contingent
and contingent aspect of the financial guarantee must both be considered at initial measurement. Each institutional funding partner or individual investor has a contract with the Group that specifies its ability to collect from either the Group or the quality assurance fund. Therefore, an individual contract is considered to be the unit of account for purposes of applying ASC Topic 460. Therefore, the liability recorded based on ASC Topic 460 is determined on a loan by loan basis and is reduced as the Group is released from the underlying risk, i.e., as the loan is repaid by the borrower or when the institutional funding partner or individual investor is compensated in the event of a default. This component is a stand ready obligation which is not subject to the probable threshold used to record a contingent obligation. The other component is a contingent liability determined based on historical default rates, representing the obligation to make future payouts from the Group itself or quality assurance fund, measured using the guidance in ASC Topic 450, Contingencies. The ASC Topic 450 contingent component is determined on a loan by loan basis, but considers the actual and expected performance of the pool when estimating the contingent liability. As each guarantee is a separate unit of account that has a contingent component pursuant to ASC Topic 450, the contingent component pertains only to the loan covered by the guarantee. However, the contingent liability recorded under ASC Topic 450 would take into consideration the performance of the overall pooled loan basis, including the cap, if any, imposed on the specific pool, as such data will inform the likelihood of payout on an individual contract basis.
Subsequent to initial recognition, the quality assurances obligations are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. ASC Topic 460 does not prescribe a method for subsequently measuring and recording the non-contingent
guarantee liability. As stated in ASC
460-10-35-1,
the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk is reduced as each payment is made, a systematic and rational amortization method based on when the payments are made may be appropriate. If there is no difference between the ASC Topic 460 component and ASC Topic 450 component, no gain or loss is recorded. If the ASC Topic 460 component falls below the ASC 450 component, a contingent liability would be set up with an accompanying loss recognized in the gain (loss) from quality assurance in the consolidate statement of comprehensive income.
As the risk of the guarantee liability is reduced, it is recognized into the income statement by a systematic and rational amortization method, e.g. over the term of the loan, within the “gain from the quality assurance” line item of the income statement. For the years ended December 31, 2017, 2018 and 2019, the amount of gains recorded were RMB5.9 million, RMB510.9 million and
RMB98.4 million (US$14.1 million), respectively.

F-
32

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(
s
) Quality assurance payable and receivable (continued)

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
Individual investors who invested in loans for which the borrower elected to participate in the quality assurance bear their own financial risk and may suffer a loss if the restricted cash balance plus the subsequent quality assurance contributions are exhausted by quality assurance payments which are made on a first-loss basis. Payouts from the quality assurance account are made to investors when a borrower delinquent in repaying an installment of principal and interest in the order of default date until the restricted cash balance is reduced to nil, even though there may still be investors protected by quality assurance. Amounts recovered from the defaulted borrower will be remitted to replenish the portion of the quality assurance fund used to repay the investors.
The following table sets forth the Group’s quality assurance obligations movement activities for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
	2017	2018	2019
Opening balance	473,704	2,062,844	3,819,379
Fair value of newly written guarantee and quality assurance obligation	3,318,432	5,313,489	6,156,826
Release of guarantee and quality assurance payable upon repayment	(2,506,141)	(4,049,457)	(6,718,809)
Contingent liability	2,527,209	3,380,930	6,409,884
Payouts during the year	(4,812,797)	(7,889,277)	(12,299,134)
Recoveries during the year	3,062,437	5,000,850	7,408,007

Ending balance	2,062,844	3,819,379	4,776,153

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(
s
) Quality assurance payable and receivable (continued)

The following table sets forth the Group’s quality assurance receivables movement activities for the years ended December 31, 2017, 2018 and 2019:

	For the years ended December 31,
	2017	2018	2019
Opening balance	286,812	1,152,769	2,064,366
Fair value of newly written guarantee and quality assurance obligation	3,318,432	5,313,489	6,156,826
Guarantee fee and quality assurance obligation contribution received from borrowers	(2,479,428)	(4,244,259)	(6,070,412)
Gain (loss) from quality assurance	26,953	(157,633)	(210,520)
Fair value of early repaid investment program *	—	—	1,709,382

Ending balance	1,152,769	2,064,366	3,649,642

* Since November 2019, th
e
 Company early repaid investors of certain investment programs before maturity of the investment program due to our decision to discontinue our online lending information intermediary business. This is regarded as an advance to the borrowers, which resulted in an increase in quality assurance receivable. The initial recognition of such quality assurance relievable was based on best estimate of future cash receipt of the underlying loans.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(s) Quality assurance payable and receivable (continued)
As of December 31, 2018 and 2019, the maximum potential future payments, including all outstanding principal and interests covered by the quality assurance program were RMB19,350,705 and RMB21,794,353, respectively.
T
he Group started to phase out
funding for loans on the platform from
individual
investors
in 2019
and
loans on the platform were
fully funded by institutional funding partners
 by the end of 2019
.
(
t
) Financial guarantee derivative
For investors who invest in loans without the quality assurance through certain Investment Programs (Note 2(
w
)) from which the investors are entitled to an expected return, they participate in a separate investor reserve fund program. Investors subscribing to these investment programs make contributions to the corresponding investor reserve funds. Under this type of investment program, any surplus gains, less 0.1% of the principal amount invested, are contributed to the investor reserve funds, while the 0.1% of the principal amount invested is paid to the Group.
Similar to the quality assurance, the Group maintains a separate dedicated restricted cash account for each of these investment programs. Such funds are maintained solely for the benefit of the investors who invested in loans through the Investment Programs. In general, the investor reserve fund covers underperformance to the extent there are available funds, i.e., it protects investors from not only loan defaults, but also an investment program performing below its stated expected rate of return, which may be due to either a decline in market interest rates during the program’s term, or an inability to timely match repayments with new loans.
Payouts will be made from the corresponding investor reserve funds to make up the gap between the actual return and the stated expected rate of return. The capital used for investment purposes in such programs is generated with the cash flows from the borrowers’ monthly repayments of principal and interest. The investor reserve funds are maintained separately and are used to compensate investors in the event of a program’s underperformance. The investor reserve funds are funded upon a program’s maturity, and are capped at a certain percentage of the total funding of each investment program. If an individual investment program underperforms, the Group will use the investor reserve fund to make up for the shortfall, which is paid out upon maturity of the program. An investor who participates in this program is entitled to coverage by the investor reserve fund for the duration he or she participates in the program
.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(
t
) Financial guarantee derivative (continued)

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
If there are changes to the expected defaults of loans and expected performance of the investment programs, the Group records these resulting adjustments to the “fair value change of financial guarantee derivatives” line item within “other income (expense)” on the consolidated statement of comprehensive income. Upon the maturity of an investment program, any cumulative gain or loss will be reclassified to the “realized gain or loss from financial guarantee derivatives” line item within “other income (expense).” That is, whenever cash flows occur upon maturity, the fair value changes are reclassified within the income statement and recorded as realized gain or loss.
In October 2017, along with the termination of investment program with flexible investment periods, the remaining restricted cash amounting to approximately RMB45,567 were transferred from restricted cash to cash and cash equivalents, as the
C
ompany was released from the obligation to compensate the investors should the flexible term investment programs under-perform.
The following table sets forth the Group’s financial guarantee derivative movement activities for the years ended December 31, 2017, 2018 and 2019.

	For the years ended December 31,
	2017	2018	2019
Opening balance	167,291	(215,770)	56,287
Initial recognition of and change in fair value of ongoing investor reserve arrangements	(213,958)	114,813	(24,843)
Settlement upon maturity of investor reserve arrangements	(169,103)	157,244	(31,444)

Ending balance	(215,770)	56,287	—

In December 2017, due to the deterioration of performance of investor reserve fund investment programs, the Group reversed all the gains recorded historically amounting to RMB213,958 and additional provision outside the Group’s contractual obligation related to the investor reserve fund amounting to RMB107,660 was recognized as a reduction of revenue. In 2018, the Group experienced improved loan performance and a reversal amounting to RMB68,619 was recognized in revenue. Please refer to Note 2(
u
) for details. As of December 31, 2019, all investment programs that offered protection on expected return of investors were matured.

F-
36

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)

(u) Revenue recognition
The Group engages primarily in operating an online consumer finance platform which matches borrowers with both individual investors, institutional funding partners and assisting facilitation of loans to investors on certain third-party online platforms (collectively referred to as “investors”). The Group determines that it is not the legal lender and legal borrower in the above process. Therefore, the Group does not record loan receivable and payable arising from the loans between investors and borrowers on its balance sheets. Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”).
On January 1, 2018, the Company adopted the revenue standard using the modified retrospective transition method to those contracts which were not completed as of January 1, 2018. Results for periods beginning after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with historic accounting under ASC Topic 605. Upon initial adoption, the Group recognized the cumulative effect of initially applying the revenue standard as an increase of approximately RMB176.5 million, net of tax, to the opening balances of retained earnings. These adjustments primarily arose from the timing of revenue recognition for transaction service
fee collected in monthly instalments related to our loan products being recognized earlier under ASC Topic 606.
The following table sets forth the impact to the consolidated statement of comprehensive income for the years ended December 31, 2018 as a result of adoption of ASC Topic 606.

	For the years ended December 31, 2018
	As reported	Amounts without adoption of ASC Topic 606	Effect of change
Loan facilitation service fees	2,919,234	2,141,565	777,669
Post-facilitation service fees	922,797	773,116	149,681
Other Revenue	376,915	793,188	(416,273)

	4,218,946	3,707,869	511,077

Revenue recognition policies for each type of services under ASC Topic 606 are discussed as follows:
Revenue from Single Loans
In accordance with a series contracts entered into among the borrowers, investors (either individual or institutional funding partners) and the Group, the Group generally provides the following services to the borrowers and investors:
•	The Group operates a platform that enables borrowers and investors to exchange information;

•	The Group collects information from borrowers, conduct credit assessment and match borrowers with investors;

•	Once borrowers and investors are matched, the Group is responsible for collect and transfer funds between borrowers and investors;

•	The Group will also provide investors with collection services upon borrowers’ default;

•
Borrowers are obligated to pay the Group a monthly transaction service

fee as part of their monthly repayment. In the event of prepayment, borrowers are obligated to pay the outstanding unpaid transaction service
fee in full;

•
If a loan is subject to the protection of the quality assurance program which provides a protection mechanism to investors who subscribe to these loans, borrowers are obligated to pay a monthly quality assurance contribution on top of the principle, interest and transaction service
fee as part of the monthly repayment;

•	In the event of prepayment, the borrowers are also obligated to pay the outstanding unpaid transaction service fee and quality assurance contribution in full;

•	If the investor is an institutional funding partner, the Group provides quality assurance commitment as credit enhancement.

The Group determines its customers to be both investors and borrowers. Starting from 2018, the Group charges the transaction service
fee as part of the borrowers’ monthly repayment. In accordance with the relevant guidance in ASC Topic 606, the amounts associated with the quality assurance obligation is within the scope of ASC Topic 460 and should be accounted for in accordance with the provisions of that Topic. The services not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC Topic 606 and the applicable revenue recognition guidance. The Group considers loan facilitation services (covering matching of investors to borrowers and facilitating the execution of loan agreement between investors and borrowers) and post-facilitation services (covering cash processing services and collection services) as two distinctive performance obligations in accordance with ASC Topic 606. The transaction price is first allocate to the quality assurance commitment and quality assurance program, if any, which is recorded at fair value in accordance with ASC Topic 460. Then the remaining considerations are allocated to the loan facilitation and post-facilitation services using their relative standalone selling prices. The Group does not have observable standalone selling price for the loan facilitation services or post-facilitation services because it does not provide loan facilitation services or post-facilitation services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post facilitation services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(u) Revenue recognition (continued)
Revenue from Single Loans (continued)
The transaction price allocated to loan facilitation is recognized as revenue upon execution of loan agreements between investors and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a straight line method, which approximates the pattern of when the underlying services are performed.
In additional to transaction
servi
ce
fee, the Group also receives fees on future events, such as collection fees. For loans with no quality assurance protection, collection is considered a separate performance obligation and therefore collection fee is allocated to this specific performance obligation. For loans with quality assurance protection, as the quality assurance will compensate the investors should the borrowers are delinquent, the collection fee is considered a variable consideration for the loan facilitation and post-facilitation performance obligations and therefore is included in the total transaction price which is allocated to these two performance obligation based on their relative standalone selling price. The collection fee is only probable of not reserving upon successful collection and as such is not included in the transaction price until then.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(
u
) Revenue recognition (continued)

Revenue from Investment Programs
For investment programs that only fund loans protected by the quality assurance, the loan transaction service
fee and monthly contribution to the quality assurance paid by the borrowers are the same as those discussed under “Revenue from Single Loans” above. In addition, the Group charges the surplus gain, i.e., the actual rate of return exceeds the stated expected rate of return in the investment program agreement, as investment program management fee. The investment program management fee is a separate fee charged to investors in a separate contract and therefore is allocate specifically to the investment management performance obligation. The Group determines that the “probable of not reserving” threshold is met for surplus gain and therefore surplus gain is included in the transaction price upon the effective of investment program. The Group estimates the surplus gain on a monthly basis for the duration of an investment program to monitor the expected outcome of the portfolio and the amount is recognized over the term of the investment program as the investor simultaneously receives and consumes the benefits provided by the Company’s performance throughout the term of the investment program.

The Group stopped offering investment program in 2019 as a result of regulatory requirements to stop P2P business. As of December 31, 2019, the remaining outstanding investment programs typically mature within a year.
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

Other revenue
Other than the collection fees charged for certain loans and investment management fee for investment programs, other revenue primarily includes borrower referral fees.
The Group refers borrowers that do not meet the Group’s risk appetite to other lending platforms, and charges a referral fee based on the loan origination volume, cost per-click or other performance based criteria. Such fee is recognized as other revenue upon loan origination, each click or other performance obligation is satisfied.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(
u
) Revenue recognition (continued)
Revenue disaggregation analysis
The following table set
s
forth the Group’s operating revenue from different service type:

	For the year ended December 31,
	2018		2019
	With quality assurance protection	Without quality assurance protection	With quality assurance protection	Without quality assurance protection
Loan facilitation service fees	2,404,178	515,056	2,984,063	326,812
Post-facilitation service fees	678,518	244,279	1,096,660	103,713
Other revenue
- investment management fee	208,471	—	109,423	—
- borrowers referral fee	—	96,167	—	130,677
- others	54,734	17,543	37,949	66,791
Changes in expected discretionary payment to IRF investors	—	68,619	—	—

	3,345,901	941,664	4,228,095	627,993

Interest income is not included in the table above as it is not accounted for under ASC Topic 606.
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
 RMB68,619
.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(u) Revenue recognition (continued)
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
service
fee is not collected entirely upfront but over time, the amount allocated to each deliverable is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions. As the remaining portion of the loan transaction service
fee is collected and becomes
non-contingent,
the Group will allocate the amount between the two deliverables.
In December 2017, to comply with a series of regulatory requirements, the Group discontinued upfront fee collection. Instead, the transaction service
fee is collected in monthly installments. In accordance with ASC
605-30-5,
The Group determines that the transaction
service
fee is only allocable to the two deliverables when the fee is collected.
In addition to the loan transaction
servi
c
e
fee, the Group also receives fees which are contingent on future events, such as loan collection fees and fees related to loan transfers on the Group’s secondary loan market. These contingent fees are not recognized until the contingencies are resolved and the fees become fixed and determined, which also coincide with when the services are performed and collectability is reasonably assured. These fees are classified within Other Revenue in the consolidated statement of comprehensive income
.

F-
41

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(u) Revenue recognition (continued)
Revenue Recognition Under ASC Topic 605 (continued)
Revenue from Single Loans (continued)
Under certain circumstances, in addition to the loan transaction service

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
Revenue from Investment Programs
For investment programs that only fund loans that are protected by the quality assurance fund, the loan transaction service

fee
 and monthly contribution to the quality assurance fund paid by the borrowers are the same as those discussed under “Revenue from Single Loans” above. In addition, under this type of investment program, if there is any surplus gain, i.e., the actual rate of return exceeds the stated expected rate of return in the investment program agreement, this is recognized as an investment program management fee in other revenue upon maturity of such program, when the amount becomes fixed and determinable.
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

F-
42

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(
v
) Origination and servicing expenses
Origination and servicing expenses primarily consist of salaries and benefits of employees who facilitate loan origination, perform risk pricing, debt-collection service, customer service, data processing and data analysis.
Origination and servicing expenses-related party consist of expenses for data collection service provided by PPcredit, a related party of the Group. (See Note 11)
(
w
) Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB779,737, RMB702,508 and RMB
710,203
for the years ended December 31, 2017, 2018 and 2019, respectively, are charged to the consolidated statements of comprehensive income (loss) as incurred.
(x) General and administrative expenses
General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, share-based compensation expenses, rental, professional service fees and other expenses.
(y) Research and development expenses
Research and development expenses consist primarily of payroll and related expenses for IT professionals involved in developing technology platform and website, server and other equipment depreciation, bandwidth and data center costs. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.
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

FINVOLUTION GROUP
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
(
aa) Leases
Prior to the adoption of ASC 842 on January 1, 2019
A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays, the Group records the total expenses on a straight-line basis over the lease term.
Upon and hereafter the adoption of ASC 842 on January 1, 2019
The Group determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, in the Group’s consolidated balance sheets. The Group does not have any finance leases as of the adoption date or December 31, 2019.
ROU assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. As the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate, which it calculates based on the credit quality of the Group and by comparing interest rates available in the market for similar borrowings, and adjusting this amount based on the impact of collateral over the term of each lease.
The Group has elected to adopt the following lease practical expedients in conjunction with the adoption of ASU 2016-02: (i) elect for each lease to not separate non-lease components from lease components and instead to account for each separate lease component and the non-lease components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements; and (iii) the Group elected to apply the package of practical expedients for existing arrangements entered into prior to January 1, 2019 to not reassess (a) whether an arrangement is or contains a lease, (b) the lease classification applied to existing leases, and (c) initial direct costs.
(ab) Government grants and subsidy income
The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statement of comprehensive income in the period the cash is received. The government grants received by the Group amounting to RMB1,682, RMB53,739 and RMB
62,517
for the years ended December 31, 2017, 2018 and 2019, respectively.
(ac) Taxation
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

FINVOLUTION GROUP
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

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(af) Treasury shares
The
Group
accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in
capital (up to the amount credited to the additional
paid-in
capital upon original issuance of the shares) and retained earnings.
In the event that treasury shares are reissued at an amount different from the cost the Company paid to repurchase the treasury shares, the Company will recognize the difference in additional paid-in capital by using first-in, first-out method.

The treasury shares account includes
46,301,000
and
20,634,265
ordinary shares mainly for the purpose of exercise of share-based compensation plans as of December
31
,
2018
and
2019
, respectively.
(ag) Statutory reserves
In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax
profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary’s registered capital. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended December 31, 2017, 2018 and 2019, appropriations to the general reserve amounted to RMB39,428, RMB200,916 and RMB
61,192
, respectively.
(ah) Change in accounting estimate effected by a change in accounting principle
The Group historically does not apply a quantitative threshold for its accounts receivable and loans receivable write off policies and only writes off the accounts receivable and loans receivable when it’s certain that these balances are uncollectible. In 2019, the Group changes its write off policy so that accounts receivable and loans receivable that are 180 days or more past due would be written off. This change in write off policy is a change in accounting estimate effected by a change in accounting principle in accordance with ASC Topic 250 with the comparative figures adjusted to conform to the same accounting principle. This change has no material impact on the Group’s consolidated statements of balance sheet, comprehensive income or consolidated statements of cash flows.
(ai) Reclassification
The Group historically presented interest income, interest expenses and provision for loan receivables within the financial statement line item “Net interest income (expense) and loan provision losses”. In 2019, the Group reclassified provision for loan receivables amounting RMB299,504 from “Net interest income (expense) and loan provision losses” in operating revenue to “Provision for loan receivables” in operating expenses. The amount of provision for loan receivables that have been reclassified to conform to the current period financial statement presentation were RMB46,586 and RMB192,749 for the year ended December 31, 2017 and 2018, respectively.

F-4
6

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(aj) Recently issued accounting standards
Adoption of new accounting standards
In February 2016, the FASB issued ASU

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
The Group adopted ASC Topic 842 using the modified retrospective transition approach. Prior period results continue to be presented under ASC Topic 840 based on the accounting standards originally in effect for such periods. Please refer to Note 2(a
a
) for the Group’s accounting policy under ASC Topic 842. Upon adoption of ASC 842, on January 1, 2019, the Group recorded the operating lease right-of-use-assets and operating lease liabilities amounting to RMB127,066 and RMB118,420, respectively, which are primarily related to the lease of the Group’s office spaces. The adoption of ASC 842 did not have a material impact on the Group’s results of operations or cash flows.
New accounting standards not yet adopted
In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU

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

Upon adoption of the standard on January 1, 2020,
a
fter adjusting for deferred tax and other adoption effects, a RMB882,964 decrease was recorded in the retained earnings through a cumulative-effect adjustment.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(aj) Recently issued accounting standards (continued)
New accounting standards not yet adopted (continued)
In January 2017, the FASB issued ASU
2017-04,
“Intangibles—Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of good will which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group has not early adopted this guidance. The Group does not believe this standard will have a material impact on its consolidated financial statements.
In August 2018, the FASB issued ASU
2018-13,
“Fair Value Measurement (Topic 820): Disclosure framework – changes to the disclosure requirements for fair value measurement” which modifies the disclosure requirements on fair value measurements in Topic 820 Fair Value Measurement. It also requires to add disclosures relating to changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. ASU
2018-13
is effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The Group does not believe this standard will have a material impact on its consolidated financial statements.

F-
48

FINVOLUTION GROUP
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
October 31, 2017
, have been included in the Group’s consolidated financial statements. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, based on an independent valuation report and management’s experiences with similar assets and liabilities.
The allocation of the purchase price is as follows:

	As of acquisition date	Amortization years
	RMB
Identifiable assets acquired
Identifiable intangible asset	63,760	Indefinite
Cash	50,068
Other asset	2,337
Identifiable liabilities assumed
Deferred tax liability	(15,940)
Other liability	(393)
Goodwill	50,411
Non-controlling interest	(60,097)

Total purchase price	90,146

F-
49

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
4. Loans receivable, net
Loans receivable originated and retained by the Group consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Loans (adjusted, Note 2(ah))	2,405,489	5,124,376
Allowance for loan losses (adjusted, Note 2(ah))	(74,381)	(316,124)

Loans receivable, net	2,331,108	4,808,252

As of December 31, 2019 and 2018, the entire loans receivable balance represents the outstanding loans made to the borrowers from consolidated trusts and loans held by subsidiaries of the Group. As part of the Group’s efforts to develop new product offerings for institutional funding partners, the Group has established a series of trusts administrated by third-party trust companies. These trusts make loans solely to borrowers referred the Group to provide returns to the trust beneficiaries. As such, the Group has power to direct the activities of the trusts. Also, the Group is either the sole beneficiary of certain trusts or has the obligation to absorb losses or the right to receive residual benefits from certain trusts that could potentially be significant to these trusts. As a result, the Group is considered the primary beneficiary of the trusts and their assets, liabilities, results of operations and cash flows are consolidated accordingly.
The following table sets forth the activity in the allowance for loan losses for the years ended December 31, 2017, 2018 and 2019.

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Beginning balance	1,084	47,670	74,381
Current period provision	65,299	204,442	372,066
Current period reversal	(18,713)	(11,693)	(72,562)
Current period write off	—	(166,038)	(57,761)

Ending balance	47,670	74,381	316,124

The following table sets forth the
aging
of loans as of December 31, 2018 and December 31, 2019:

	1-89 days past due	90-119 days Past due	120-149 days Past due	150-179 days Past due	Total past due	Current	Total loans receivable
December 31, 2018	59,685	11,173	7,739	7,040	85,637	2,319,852	2,405,489

December 31, 2019	283,354	51,775	45,321	40,034	420,484	4,703,892	5,124,376

As of December 31, 2018 and 2019, loans receivable amounting to RMB25,952 and RMB137,130 were in non-accrual status with no loans receivables accruing interest 90 days past due. Interest income for non-accrual loans receivable is recognized on a cash basis. For the year ended December 31, 2017, 2018 and 2019, interest income earned from non-accrual loans receivable were not material.
As prescribed in ASC Topic 310, credit losses shall be deducted from the allowance for credit losses and written off in the period deemed uncollectible. Uncollectible generally means loans remain past due after all commercially reasonable means of recovering the loan balance have been exhausted. As disclosed in note 2(n), the Company writes-off the loans receivable and the related allowance when the loans receivables are delinquent for 180 days or more.

F-
50

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
4. Loans receivable, net (continued)
The allowance for loan losses is maintained at a level considered adequate to provide for losses that will probably incur. Management performs a quarterly evaluation of the adequacy of the allowance. The allowance is based on the Group’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, composition of the loan portfolio, current economic conditions and other relevant factors. The allowance is calculated at portfolio-level since the loans portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. In estimating the probable loss of the loan portfolio, the Group also considers qualitative factors such as current economic conditions and or events in specific industries and geographical areas, including unemployment levels, trends in real estate values, peer comparisons, and other pertinent factors such as regulatory guidance.
The following table sets forth the total assets, liabilities, results of operations and cash flows of the above trusts, which are included in the Group’s consolidated financial statements.

	As of December 31,
	2018	2019
	RMB	RMB
Restricted cash	303,667	799,646
Loans and other receivable	2,507,878	5,092,609

Total assets	2,811,545	5,892,255

Funds payable to investors of consolidated trusts	2,808,506	5,887,693
Taxes payable	3,039	4,562

Total liabilities	2,811,545	5,892,255

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net revenue	(28,372)	(164,082)	(243,795)
Net loss	(44,396)	—	—

Net cash used in operating activities	(16,024)	(18,008)	(78,339)
Net cash used in investing activities	(615,971)	(1,624,784)	(1,290,842)
Net cash provided by financing activities	675,654	1,901,684	1,865,160
Net increase in cash, cash equivalents and restricted cash	43,659	258,892	495,979
Cash, cash equivalents and restricted cash at beginning of year	1,116	44,775	303,667

Cash, cash equivalents and restricted cash at end of period	44,775	303,667	799,646

The following table sets forth the breakdown of funds payable to investors of consolidated trusts between the institutional funding partners and the Group as of December 31, 2018 and December 31, 2019:

	As of December 31,
	2018		2019
	Institutional funding partners	The Group	Institutional funding partners	The Group
Principal invested	1,493,916	1,093,610	3,529,785	1,316,130
Accrued interest/residual interest	11,993	208,987	130,698	911,080

Total	1,505,909	1,302,597	3,660,483	2,227,210

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
5. Prepaid expenses and other assets
Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Security deposits 1	60,052	1,108,146
Prepaid rental deposits	92,922	100,125
Prepaid online marketing expenses	25,975	17,701
Advances	19,517	14,220
Convertible loan 2	—	20,000
Others	23,327	130,831

	221,793	1,391,023

1	The balances represent security deposits set aside as requested by certain institutional funding partners, held in deposit accounts with the institutional funding partners.

2
In 2019, the Group agrees to grant a RMB20,000 loan, which can be extend to RMB40,000, to Shanghai Qiaopan Technology Company Limited (“Qiaopan”), a third party company founded by a former employee of the Group. Together with the loan agreement, the Group agrees to lent certain equipment amounting to RMB8,000 to Qiaopan. The loan and equipment are convertible into a minority interest in Qiaopan upon occurrence of certain events in 2020. If Qiaopan fails to fulfill such events, Qiaopan is obligated to repay loan at a 8% interest rate and pay a rental fee of certain percentage on the equipment amount for its usage of the equipment. The Group considered this arrangement and concluded although Qiaopan meets the definition of VIE, the Group does not need to consolidate Qiaopan in its consolidated financial statements as the Group does not have power to direct the activities of Qiaopan.

Qiaopan engaged in offline B2C consumption-oriented lending business with focuses on consumers of 3C products (i.e. computer, communications, and consumer electronics). Qiaopan refers these offline B2C borrowers to institutional funding partners. A reserve pool equals to 5% to 10% of the total lending amount is set aside by Qiaopan to repay the institutional funding partners in the event of default of borrowers referred by Qiaopan. Qiaopan and its founders/directors are obligated to replenish the reserve pool whenever payment is made from the reserve pool.
In December, 2019, the Group granted a guarantee in an amount up to RMB100,000 to Shanghai Qiaopan Technology Company Limited (“Qiaopan”) to facilitate its offline B2C lending business.
Under the guarantee agreement, the Group is only liable to the institutional funding partner when the reserve pool is depleted. Once the Group makes any guarantee payment under this guarantee agreement, the Group shall be able to claim the payment amount from the founders/directors of Qiaopan who gave personal guarantee to the Group to repay any payments made by the Group under this guarantee agreement, as well as any applicable penalties, damages and professional fees incurred by the Group. For the year ended December 31, 2019, no guarantee payments were made by the Group under this guarantee agreement. As of December 31, 2019, no liability was recorded by the Group as the Group believe the reserve pool set aside by Qiaopan is enough to cover the default risk of borrowers referred by Qiaopan to its institutional funding partners and the relevant guarantee liability, if any, for the outstanding loans covered by this guarantee agreement is not material.

6. Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Computer and electronic equipment	126,842	166,019
Office furniture and equipment	13,843	15,993
Leasehold improvement	55,575	56,554
Software	28,069	33,797

Total	224,329	272,363
Less: Accumulated depreciation and amortization (1)	(80,327)	(138,039)

Property, equipment and software, net	144,002	134,324

(1)	Depreciation and amortization expenses for the years ended December 31, 2017, 2018 and 2019 was RMB 22,555 , RMB 42,162 and RMB 57,712 , respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
7. Intangible assets
Intangible assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Micro-Lending License	63,760	63,760
Financing guarantee License 1	4,600	4,600
Factoring License 1	265	265
Financial Leasing License 1	255	255

Total	68,880	68,880
Less: Accumulated amortization and impairment	—	(4,600)

Intangible assets	68,880	64,280

1	The Group acquired Shenzhen Rongze Commerecial Co., Ltd, Zhongyu Financial Leasing and Zhongyisheng Financial Guarantee Co., Ltd. in 2018. The acquisitions met the “single or similar asset threshold” and are not considered as business combination in accordance with ASC Topic 805. In 2019, the financial guarantee licenses related to Zhongyisheng Financial Guarantee Co., Ltd. was revoked and therefore full impairment was provided.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
8. Accounts receivable and contract assets
The following table presents the accounts receivable as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable (adjusted, Note 2(ah))	862,586	1,028,004
Allowance for doubtful accounts (adjusted, Note 2(ah))	(50,544)	(145,699)

Accounts receivable, net	812,042	882,305

The following table presents the aging of past-due accounts receivable or more by type of fee as of December 31, 2018 and 2019:

	Current	1-89 days past due	90-119 days Past due	120-149 days Past due	150-179 days Past due	Total accounts receivable
December 31, 2018
Loan facilitation	765,354	38,768	8,193	8,086	7,720	828,121
Post facilitation	10,310	4,197	1,689	1,877	1,926	19,999
Other	14,466	—	—	—	—	14,466

Total	790,130	42,965	9,882	9,963	9,646	862,586

December 31, 2019
Loan facilitation	793,608	78,878	22,058	20,440	18,920	933,904
Post facilitation	38,710	11,487	4,956	5,238	5,346	65,737
Other	28,363	—	—	—	—	28,363

Total	860,681	90,365	27,014	25,678	24,266	1,028,004

As disclosed in note 2(k), the Company writes-off the accounts receivable and the related allowance when the accounts receivables are delinquent for 180 days or more.
The following table sets forth the movement of provision for accounts receivable as of December 31, 2018 and 2019, respectively:

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
Beginning balance	—	50,544
Impact due to adoption of new revenue standard	16,501	—
Current period accrual	107,352	274,375
Current period reversal	(700)	(12,493)
Current period write-off	(72,609)	(166,727)

Ending balance	50,544	145,699

The following table sets forth the contract assets as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
Investment management fee for investment programs	110,321	20,555
Contract acquisition cost	1,782	—

	112,103	20,555

F-5
4

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
8. Accounts receivable and contract assets (continued)
The following table sets forth the movement of contract assets for the years ended December 31, 2018 and 2019:

	For the Years Ended December 31,
	2018	2019
	RMB	RMB
Beginning balance	—	112,103
Impact due to adoption of new revenue standard	53,084	—
Recognition of investment management fee	208,471	109,423
Recognition of contract acquisition cost	4,186	—
Settlement upon maturity of investment programs	(146,483)	(199,189)
Settlement upon fulfilment of contract	(7,155)	(1,782)

Ending balance	112,103	20,555

9. Employee benefits
The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income (loss) for such employee benefits amounted to approximately RMB
128,554
, RMB
143,078
and
RMB144,596 for the years
ended December 31, 2017, 2018 and 2019, respectively.
10. Accrued expenses and other liabilities
Accrued expenses and other liabilities consist of the following:

	As of December 31
	2018	2019
	RMB	RMB
Funds payable to financial institution partners*	7,490	95,643
Accrued marketing expense	113,568	45,616
Accrued collection service fee	15,005	35,358
Accrued technical services expense	16,510	20,945
Accrued payment channel expenses	25,728	18,620
Accrued professional service fee	16,441	16,270
Others	27,777	55,173

	222,519	287,625

*	The balance of payable mainly includes funds received from borrowers but not yet transferred to the institutional funding partners due to the settlement time lag.

F-5
5

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
11. Related party balances and transactions
Transaction with PPcredit
Amounts incurred by the Group

	For the Years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Data collection service expense (i) .	84,362	109,666	43,494

(i)	PPcredit Data Service (Shanghai) Co., Ltd. (“PPcredit”) was founded in April 2016 by the founders of the Group to provide data collection services. The Group mainly uses PPcredit as a data provider since PPcredit was established. The price for the service is determined based on the price charged by other market participants.

Amounts due to related party

	As of December 31,
	2018	2019
	RMB	RMB
PPcredit	—	4,309

Amounts due from related party

	As of December 31,
	2018	2019
	RMB	RMB
PPcredit	2,830	—

F-
5
6

FINVOLUTION GROUP
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
The PRC
On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of
25
%. The EIT law became effective on January 1, 2008. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”), which will be entitled to a favorable statutory tax rate of
15
%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. In November 2013, the local governments announced that a subsidiary of the Group was qualified as HNTE and was subject to a preferential statutory tax rate of
15
% for 2013, 2014 and 2015. In 2016, the subsidiary
re-applied
for HNTE status and was approved the HNTE status in December 2016. Accordingly, the subsidiary continued to be taxed at a
15
% rate for 2016, 2017 and 2018. Currently, the subsidiary is under process for renewal application. In January 2018, another subsidiary of the Group was approved the Software Enterprise Status. In accordance with PRC EIT Law, the subsidiary is entitled to enjoy full exemption from EIT for two years beginning with their first profitable year and a 50% reduction for the subsequent three years. The EIT law also provides for companies that qualifies as small and micro entities are eligible to apply 20% tax rate and enjoy a 50% reduction of its taxable income.
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
The EIT Law also imposes a withholding income tax of 10% on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident
enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. All FIEs are subject to the withholding tax from January 1, 2008. Under U.S. GAAP, undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes. The presumption may be overcome if the Group has sufficient evidence to demonstrate that the undistributed dividends will be re-invested
and the remittance of the dividends will be postponed indefinitely. The Group did no
t record any dividend withholding tax for any of the periods presented.

F-
5
7

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
12. Taxation (continued)
Composition of income tax expenses
The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income (loss) during the years ended December 31, 2017, 2018 and 2019 are as follows:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current income tax expenses	371,354	94,787	390,080
Deferred income tax expense (benefit)	(96,643)	56,419	91,882

Total	274,711	151,206	481,962

Reconciliation of the differences between statutory tax rate and the effective tax rate
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2017, 2018 and 2019 and does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2019.
Aggregate undistributed earnings of the Company’s subsidiaries and VIE located in the PRC that are available for distribution at December 31, 2019 are considered to be indefinitely reinvested and accordingly, no provision has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to any entity within the Group that is outside the PRC.
The following table sets forth reconciliation between the computed expected tax expenses (benefit) rate and the effective income tax rate:

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Statutory tax rate	25%	25%	25%
Research and development tax credit	(2)%	(2)%	(3	) %
Effect of tax holiday*	(6)%	(19)%	(7	) %
Change in valuation allowance	—	—	1%
Non-deductible expenses	2%	2%	1%
Others	1%	—	—

Effective income tax rate	20%	6%	17%

*
Due to the confirmation of software enterprise status of a subsidiary of the Group in the fourth quarter of 2018, the Group reversed a total of
RMB
268,051
tax expenses in the fourth quarter of 2018 including RMB
136,424
related to the tax expenses of 2017 and RMB
131,627
related to the tax expenses for first three quarters of 2018.

F-
5
8

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
12. Taxation (continued)
The aggregate amount and per share effect of the tax holidays are as follows

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Tax holiday effect	153,908	460,333	202,923
Net income per share effect
- Basic	0.20	0.31	0.13

- Diluted	0.20	0.29	0.13

Deferred tax assets
The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets:
Timing difference in revenue recognition for transaction service fee	63,733	62,718
Provision for accounts receivable and loans receivable	52,207	49,827
Net accumulated losses-carry forward	38,851	15,166
Payroll and welfare payable and other temporary difference	8,115	8,274
Less: valuation allowance	(40,143)	(6,245)
Total deferred tax assets	122,763	129,740
Deferred tax liabilities:
Quality assurance payable	(41,799)	(34,367)
Intangible assets arisen from business combination	(15,940)	(15,940)
Investor reserve funds	(23,287)	(15,523)
Unrealized gain in consolidated trusts	—	(130,009)
Other taxable temporary difference	(19,038)	(3,083)
Total deferred tax liabilitie s	(100,064)	(198,922)
Net deferred tax assets (liabilities)	22,699	(69,182)

F-5
9

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
12. Taxation (continued)
Movement of valuation allowances

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
At beginning of year	2,906	21,538	40,143
Current year additions	18,688	22,585	741
Current year reversals	(56)	(3,980)	(34,639)

At end of year	21,538	40,143	6,245

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2018 and 2019, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards were provided because it was more likely than not that the Group will no
t be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries.
As of December 31, 2019, total tax loss carry forwards of the Company’s subsidiaries in the PRC of approximately RMB
64,655
, will expire if not used between 2020 and 2024.
The applicable carry-forward limitation period is 5 years under the PRC EIT law.
Uncertain tax positions
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2018 and 2019, the Group did no
t have any significant unrecognized uncertain tax positions.

F-
60

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
13. Ordinary shares and treasury stock
In June 2012, FinVolution Group was incorporated as Limited Liability Company with authorized share capital of US$50,000 divided into 5,000,000,000 shares, of which 4,266,159,600 shares are designated as ordinary shares at par value of US$0.00001 and 733,840,400 as preferred shares.
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
For the years ended December 31, 2018 and 2019,
unanimously approved by the Board, the Company issued 30,000,000 and 17,000,000 Class A Ordinary Shares for exercise of share based incentive plans.
For the years ended December 31, 2018 and 2019, the Company repurchased

60,306,360

and 12,729,500 Class A ordinary shares on the open market for an aggregate cash consideration of
US$67,622

(RMB452,262)

and US$6,802 (RMB47,173). The weighted average price of these shares repurchased were US$1.12 and US$0.53 per share. These issued and repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity. For the year ended December 31, 2018 and 2019, a total of

44,005,360
and 55,396,235
treasury stock were used for exercise of option
. As of December 31, 2018 and 2019,

46,301,000
and 20,634,265 shares were not in use and not outstanding, respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
13. Ordinary shares and treasury stock (continued)
For the year ended December 31, 2018 and 2019, certain Class B ordinary shareholders sold 2,000,000 and 73,000,000 Class B ordinary shares on the open market which were automatically transferred into Class A ordinary shares upon completion of the transaction.
As of December 31, 2019, 1,550,071,169 ordinary shares have been issued at par value of US$0.00001, including (i) 964,071,169 Class A ordinary shares and (ii) 586,000,000 Class B ordinary shares.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
1
4
. Redeemable convertible preferred shares
On September 13, 2012, the Company issued
2,850,000
shares of Series A convertible redeemable preferred shares (the “Series A Shares”) for US$
1.60
per share for cash of US$
4,560
. On February 13, 2014, the Company issued
2,142,857
shares of Series B convertible redeemable preferred shares (the “Series B Shares”) for US$
7.00
per share for cash of US$
15,000
. On February 9, 2015, the Company issued
2,345,547
shares of Series C convertible redeemable preferred shares (the “Series C Shares”) for US$
19.90
per share for cash of US$
46,667
. The Series A, Series B and Series C shares are collectively referred to as the Preferred Shares.
On October 20, 2017, the Company effected a share split.
Each of ordinary share and preferred share of the Company was subdivided into
100
shares at a par value of US$
0.00001
, such that Series A Shares, Series B Shares and Series C Shares were divided into
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
The Company recognized accretion to the respective redemption value of the Preferred Shares over the period starting from issuance date to the earliest redemption date. The Company recognized accretion of the Preferred Shares amounted to RMB
3,073,471
,
Nil
and
Nil
for the years ended December 31, 2017, 2018 and 2019 respectively.
1
5
. Share-based compensation
1) Share based compensation plan of FinVolution Group
The Group recognizes share-based compensation, net of estimated forfeitures, on a straight line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the Consolidated Statements of Operations for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2017, 2018 and 2019.
In June 2013, the Group adopted 2013 Share Incentive Plan, or the 2013 plan, which allows the Group to offer share based incentive awards to employees, officers, directors and individual consultants who render services to the Group. The maximum number of the shares that may be issued pursuant to all awards under the 2013 Plan is 221,917,800 ordinary shares after giving effect to the 100-for-1 share split effected by the Group in October 2017. Share options granted under 2013 plan are generally subject to a four-year vesting schedule as determined by the administrator of the plans.
In October 2017, the Company adopted 2017 Share Incentive Plan, or the 2017 plan, which allows the Group to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to the Group. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of the shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the
100-for-1
share split effected by the Group in October 2017. Share options and RSUs granted are generally subject to a four-year vesting schedule as determined by the administrator of the plans.

F-
6
3

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
1
5
. Share-based compensation (continued)
1) Share based compensation plan of FinVolution Group (continued)
Share Options
The following table sets forth the stock option shares activities under all the option plans for the years ended December 31, 2017, 2018 and 2019:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$		US$

Outstanding at December 31, 2016	112,570,000	0.0650	3.37	22,688
Granted	26,610,000	0.3020	—	—
Canceled/ Forfeited	(7,538,200)	0.0967	—	—

Outstanding at December 31, 2017	131,641,800	0.1108	2.69	172,618
Granted	12,039,050	0.8942	—	—
Canceled/ Forfeited	(3,722,285)	0.1930	—	—
Expired	(300,000)	0.0040	—	—
Exercised	(44,005,360)	0.0543	—	—

Outstanding at December 31, 2018	95,653,205	0.2214	2.17	47,689
Granted	19,275,000	0.6540	—	—
Canceled/ Forfeited	(6,490,415)	0.5964	—	—
Exercised	(53,873,360)	0.0977	—	—
Outstanding at December 31, 2019	54,564,430	0.4519	2.51	4,264
Vested and expected to vest at December 31, 2019	53,286,128	0.4523	2.51	4,143
Exercisable as of December 31, 2019	14,156,930	0.3075	1.54	3,221

F-
6
4

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
15. Share-based compensation (continued)
1) Share based compensation of FinVolution Group (continued)
Share Options

(continued)
The Group did not recognize the
share-based compensation expenses for the options excisable upon the occurrence of initial public offering. Immediately upon the completion of the
Group’s initial
public offering, share-based compensation expenses amounting to RMB
61,544
were recognized. For the years ended December
31
,
2017
,
2018
and
2019
, total share-based compensation expenses recognized
related to the share options were
RMB
65,324
, RMB
44,490
and RMB
22,118
, respectively. As of December
31
,
2019
, the unrecognized compensation cost was RMB
38,055
. These amounts are expected to be recognized over a weighted average period of
1.56

years. Total compensation cost may be adjusted for future changes in estimated forfeitures.
The aggregate intrinsic value is calculated as the difference between the exercise prices of the options and the per-share

fair value of ordinary shares of the Group
of US$
1.422
, US$
0.7200
and US$0.5300 as of December 31, 2017, 2018 and 2019, respectively.
The weighted average grant-date

per-share

fair value of options granted during the year ended December 31, 2017, 2018 and 2019 was US$0.2599,

US$
0.7595
and US$0.2355, respectively.
The fair value of each option granted under the Company’s Incentive Shares plan was estimated on the date of grant using the binomial model that uses the assumption noted in the following table:

	Options Granted in 2017	Options Granted in 2018	Options Granted in 2019
	RMB	RMB	RMB
Risk-free interest rate	1.97%~2.04%	2.52%-2.75%	2.62%
Expected life (in years)	5	5	5
Expected dividend yield	0%	0%	0%
Expected volatility	39.0%~41.9%	37.74%-38.74%	38.01%
Exercise multiple	2.8	2.2-2.8	2.2-2.8

RSUs
The following table sets forth the Company’s RSUs activities under all incentive plans for the years ended December 31, 2017, 2018 and 2019:

	Number of RSUs	Weighted- average grant date fair value
		US$
Unvested at December 31, 2017	—	—
Granted	7,822,280	1.4375
Vested	—	—
Canceled/ Forfeited	(270,800)	1.3233
Unvested at December 31, 2018	7,551,480	1.4416
Granted	9,406,495	0.7353
Vested	(1,534,570)	1.4645
Canceled/ Forfeited	(3,399,610)	1.0740
Unvested at December 31, 2019	12,023,795	0.9880

Total share-based compensation cost for the RSUs amounted to nil
, RMB
5,829
and RMB20,142 for the years ended December 31, 2017, 2018 and 2019, respectively. As of December 31, 2019, there was RMB
65,829
 unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of
2.93
years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
15. Share-based compensation (continued)
2) Share based compensation plan of Shanghai Paifenle Internet Technology Co., Ltd. (“Paifenle”)
In April, 2017, the Group authorized a share based compensation plan (the “Paifenle Plan”) that provides for the issuance of up to
15,000,000
ordinary shares of its subsidiary, Paifenle. Under the Paifenle Plan, the administrator of the plan may, at their discretion grant any officers and employees of Paifenle (i) up to
11,650,000
units of options to subscribe for ordinary shares and (ii) up to
3,350,000
units RSUs.
In December, 2017, the Board of Directors decided to cancel the Paifenle Plan since Paifenle has discontinued most of its operations. The share-based compensation expenses for the remaining periods were recognized immediately to the current period totaling at RMB
40,828
.
16. Net income (loss) per share
Basic earnings per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted earnings per share (‘‘EPS’’) is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method. For the year ended December 31, 2017, stock options to purchase ordinary shares and the Series A, Series B and Series C Preference Shares convertible into ordinary shares were anti-dilutive and excluded from the calculation of diluted net loss per share of the Company were 11,302,024 and 631,303,796 on a weighted average basis, respectively.
Basic earnings (loss) per share and diluted earnings (loss) per share have been calculated in accordance with ASC Topic 260 on computation of earnings per share for the years ended December 31, 2017, 2018 and 2019 as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Basic net income (loss) per share calculation:
Numerator:
Net profit (loss) attributable to FinVolution Group	1,082,983	2,469,074	2,372,850
Accretion on Series A convertible redeemable preferred shares redemption value	(1,237,274)	—	—
Accretion on Series B convertible redeemable preferred shares redemption value	(905,861)	—	—
Accretion on Series C convertible redeemable preferred shares redemption value	(930,336)	—	—

Net income (loss) attributable to ordinary shareholders - basic	(1,990,488)	2,469,074	2,372,850

Denominator:
Weighted average number of ordinary shares outstanding - basic	779,804,270	1,498,780,165	1,525,814,189
Net income (loss) per share attributable to ordinary shareholders - basic	(2.5525)	1.6474	1.5551

Dilute net income (loss) per share calculation:
Numerator:
Net income (loss) attributable to ordinary shareholders	(1,990,488)	2,469,074	2,372,850

Denominator:
Weighted average number of ordinary shares outstanding - basic	779,804,270	1,498,780,165	1,525,814,189
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	—	98,670,254	23,831,652
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	—	2,141,812	2,777,219
Weighted average number of ordinary shares outstanding - diluted	779,804,270	1,599,592,231	1,552,423,060
Net income (loss) per share attributable to ordinary shareholders - diluted	(2.5525)	1.5436	1.5285

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
17. Short-term borrowings
As of December 31, 2018 and 2019, the Company had short-term borrowings from banks which were repayable in one year and charged weighted average interest rate
s
of
3.63% and
 4.27% per annum
, re
s
pectively
. The borrowings are denominated in RMB.
B
ank borrowings
of RMB25,000 and RMB235,000 are
collateralized by a pledge of certain bank deposits with carrying values of RMB26,000 and RMB251,853, as of December 31, 2018 and 2019, respectively. As of December 31, 2019, the Company is in compliance with all covenants in relation to bank borrowings.
As of December 31, 2019, all of the borrowings will be due within one year.
18. Leases
The company leases facilities under
non-cancellable
operating leases expiring on different dates. The terms of substantially all of these leases are four years or less. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases. With the adoption of the new leasing standard, the Group has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments, discounted at additional borrowing rate.
(a) The following table sets forth the breakdown of leasing expenses:

For the years ended December 31,
2019
RMB
Lease cost:
Amortization of right-of-use assets	44,190
Interest of lease liabilities	5,183
Expenses for short-term leases within 12 months	1,499

Total lease cost	50,872

(b) The following table sets forth the supplemental cash flow information related to leases:

For the years ended December 31,
2019
RMB
Other information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	51,370

(c) The following table sets forth the weighted-average remaining lease term and discount rate:

As of December 31,
2019
Weighted-average remaining lease term
Operating leases	2.46 years
Weighted-average discount rate
Operating leases	4.75%

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
1
8
. Leases (continued)
(d) The following table sets forth the maturities of lease liabilities:

For the years ended December 31,
2019
RMB
2020	45,174
2021	40,688
2022	15,285
2023	640

Total undiscounted lease payments	101,787
Less: imputed interest	(16,644)

Total lease liabilities	85,143

(e) The following table sets forth the non-cancellable future minimum lease payments for the Group’s operating leases under the previous lease standard (“ASC Topic 840”) as of December 31, 2018:

As of December 31,
2018
RMB
2019	58,406
2020	45,077
2021	40,221
2022	14,826
Thereafter	640

Total	159,170

19. Commitments and contingencies
(a) Capital and other commitments
Other than mentioned
in
Note 5
, the Group did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2019.
F-6
8

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
19
. Commitments and contingencies (continued)
(b) Contingencies
i)	VIE Arrangements

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

F-6
9

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
19
. Commitments and contingencies (continued)
(b) Contingencies (continued)
i)	VIE Arrangements (continued)

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
ii)	VIE Arrangements

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
iii)	Class Action

Starting in September 2018, the Company and certain of its current and former officers and directors, the underwriters of the Company’s initial public offering in November 2017, and the Company’s agent for the service of process in the U.S. have been named as defendants in putative securities class actions captioned Yizhong Huang v. FinVolution Group, et al., Case No. 654482/2018 (New York County of the Supreme Court of the State of New York, filed on September 10, 2018) (the “Huang Case”); Ravindra Vora v. FinVolution Group, et al., Case No. 654777/2018 (New York County of the Supreme Court of the State of New York, filed on September 27, 2018) (the “Vora Case”); Lai v. FinVolution Group, et al. Case No.

1:2018-cv-06716

(U.S. District Court for the Eastern District of New York, filed on November 26, 2018) (the “Lai Case”); and Goyal v. FinVolution Group, et al. Case No.

2:2019-cv-00168

(U.S. District Court for the Eastern District of New York, filed on January 9, 2019) (the “Goyal Case”).
These actions allege that defendants made misstatements and omissions in connection with the Company’s initial public offering in November 2017 in violation of the Securities Act of 1933. The Lai Case also advances claims under the Securities Exchange Act of 1934. On October 16, 2018, the Supreme Court of the State of New York consolidated the two state court lawsuits (the Huang Case and the Vora Case) under the caption In re PPDAI Group Securities Litigation, No. 654482/2018 (the “New York State Action”). On December 17, 2018, the plaintiffs in the New York State Action filed a consolidated amended complaint, which the Company and certain other defendants moved to dismiss. On July 31, 2019, the Company and certain other defendants filed a motion to dismiss the New York State Action. On February 26, 2020, the Court in the New York State Action granted in part and denied in part the motion to dismiss. The Company and certain other defendants have appealed the partial denial of their motion, and that appeal is in the process of being briefed. On February 21, 2019, the U.S. District Court for the Eastern District of New York consolidated the two federal court lawsuits (the Lai Case and the Goyal Case) under the caption In re PPDAI Group Inc. Securities Litigation, No. 18-cv-6716-FB-JO (the “Federal Court Action”), appointed lead plaintiffs of the Federal Court Action, and approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and the defendants’ responsive pleadings. On April 22, 2019, plaintiffs in the Federal Court Action filed a second amended complaint. Defendants filed a motion to dismiss the Federal Court Action, which was fully briefed as of January 17, 2020, and remains pending. As such, the Company is currently not in a position to estimate the possible loss or possible range of loss, if any, associated with the resolution of the lawsuits.

F-
70

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2
0
. Restricted net assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax
income prior to payment of any dividends. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB4,577,602, or 57.1% of the consolidated net assets of the Group as of December 31, 201
9
. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from our PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders.
2
1
. Condensed financial information of the parent company
The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements’ and concluded that it was applicable for the Company to disclose the financial statements for the parent company.
The subsidiaries did not pay any dividend to the Company for the year
s
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

F-
71

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2
1
. Condensed financial information of the parent company (continued)
The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2018 and 2019.

	As of December 31,
	2018	2019
	RMB	RMB	US$ Note2(f)
Assets
Cash and cash equivalents	461,054	157,143	22,572
Prepaid expenses and other assets	4,798	4,443	638
Investment in and advances to subsidiaries	5,476,363	8,223,441	1,181,220
Total assets	5,942,215	8,385,027	1,204,430
Liabilities and Shareholders’ Equity
Accrued expenses and other liabilities	18,333	437,071	62,781
Total liabilities	18,333	437,071	62,781
Shareholders’ equity :
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2018 and 2019; 874,071,169 and 964,071,169 issued as of December 31, 2018 and 2019; 827,770,169 and 943,436,904 outstanding as of December 31, 2018 and 2019)	58	64	9
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2018 and 2019; 659,000,000 and 586,000,000 issued and outstanding as of December 31, 2018 and 2019)	44	39	6
Additional paid-in capital	5,896,017	5,640,898	810,265
Treasury stock (46,301,000 and 20,634,265 shares as of December 31, 2018 and 2019, respectively)	(332,121)	(47,174)	(6,777)
Statutory reserves	256,006	317,198	45,563
Accumulated other comprehensive income	58,210	70,320	10,097
Retained earnings	45,668	1,966,611	282,486
Total shareholders’ equity	5,923,882	7,947,956	1,141,649
Total liabilities and shareholders’ equity	5,942,215	8,385,027	1,204,430

F-7
2

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
21. Condensed financial information of the parent company (continued)
Statements of comprehensive loss

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(f)
Operating expenses

Sales and marketing expenses	—	(2)	—	—
General and administrative expenses	(71,189)	(57,448)	(25,590)	(3,675)

Profits from operations				—
Other income, net	2,515	21,183	7,898	1,133
Share of profit of subsidiaries	1,151,657	2,505,341	2,390,542	343,380

Net profit	1,082,983	2,469,074	2,372,850	340,838

Accretion on Series A convertible redeemable preferred shares to redemption value	(1,237,274)	—	—	—
Accretion on Series B convertible redeemable preferred shares to redemption value	(905,861)	—	—	—
Accretion on Series C convertible redeemable preferred shares to redemption value	(930,336)	—	—	—

Net profit (loss) attributable to ordinary shareholders	(1,990,488)	2,469,074	2,372,850	340,838

Statements of cash flows

	For the Years Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$ Note 2(f)
Net cash provided by (used in) operating activities	(12,178)	12,111	8,474	1,217
Net cash used in investing activities	(720,259)	(69,660)	86,471	12,421
Net cash provided by (used in) financing activities	1,677,222	(438,253)	(401,400)	(57,658)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(13,447)	22,098	2,544	366

Net increase (decrease) in cash, cash equivalents and restricted cash	931,338	(473,704)	(303,911)	(43,654)
Cash, cash equivalents and restricted cash-beginning of year	3,420	934,758	461,054	66,226

Cash, cash equivalents and restricted cash-end of year	934,758	461,054	157,143	22,572

F-
73

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
22. Subsequent events
On March 19, 2020, the Board of Directors of the Company unanimously approved a cash dividend of US$ 0.12 per ADS, payable around
April 30, 2020
to shareholders of record as of the close of business
April 7, 2020
.
In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had the COVID-19, asking China residents to remain at home and to avoid gathering in public, and other actions. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. In respond to the pandemic, the Company also made remote working arrangement and suspended the Company’s offline customer acquisition activities and business travels to ensure the safety and health of the Company’s employees. All of the above measures reduce the Company’s business operation capacity and negatively affect its operating results. The outbreak of COVID-19 also cause an increase in default of the loans on the Company’s platform as the extension of the Chinese New Year holiday and suspension of business activities across various sectors are likely to hurt income of the borrowers on the Company’s platform. As a result, the provision for loan receivable, accounts receivable and quality assurance payable increased which negatively impacted the Company’s earnings in the first quarter of 2020. If the outbreak drags on for longer, the private enterprises, especially SMEs, could also start to encounter cash flow or operating difficulties, thus leading to a rise in unemployment and weakening debt repayment ability of borrowers on the Company’s platform. As a result of the sharp slowdown in consumption activities, especially in leisure spending or outdoor entertainment, the growth of the Company’s loan volume also slowdown in the first quarter of 2020 due to a weaker loan demand, which negatively impacted the Company’s revenue for the three months ended March 31, 2020.

F-
74