Form 20-F
period 2020-12-31
FinVolution Group
filed 2021-04-28
CIK 1691445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Building G1, No. 999 Dangui Road
Pudong New District,
Shanghai
201203
The People’s Republic of China
(Address of principal executive offices)
Jiayuan Xu, Chief Financial Officer
Phone: +86 21 8030 3200
Email: xujiayuan@xinye.com
Building G1, No. 999 Dangui Road
Pudong New District, Shanghai 201203
The People’s Republic of China
(Name, Telephone,
E-mail
and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares (one American depositary share representing five Class A ordinary shares, par value US$0.00001 per share)	FINV	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share *		New York Stock Exchange

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act.
Not Applicable
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
Not Applicable
(Title of Class)

As of December 31, 2020, there were 1,405,164,599 ordinary shares outstanding, consisting of 824,164,599 Class A ordinary shares and 581,000,000 outstanding Class B ordinary shares, both with a par value of US$0.00001 per share.
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

•
amount of “outstanding balance of loans invested by individual investors” at a certain point in time refers to the amount of outstanding balance of loans historically invested by individual investors on our platform. Loans that are delinquent for 180 days or more, are typically considered charged-off
and not included in the outstanding balance calculation;

•
“average rate of transaction service fees” for a given period is computed by dividing the total amount of transaction service fees we received during the period by the total volume of loans originated on our platform during the same period. For loans funded by individual investors, the transaction service fee was collected from borrowers for our services in matching them with investors and for other services we provided over the loans’ lifecycle. For loans funded by institutional funding partners, the transaction service fee is collected from third party guarantee companies and, if applicable, the institutional funding partners for our services in borrower introduction and preliminary credit assessment, as well as other services we provide over the loans’ lifecycle;

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

•
“individual investors” refers to the individual investors who invested through our platform historically. We have ceased facilitating new loans with funding from individual investors on our platform since October 2019;

•
“investment transactions” for a given period refers to the total number of investments executed by investors on our platform. An investor’s investment in a loan is counted as one investment transaction;

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
Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB6.5250 to US$1.00, the noon buying rate on December 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 23, 2021, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB 6.4945 to US$1.00.

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
You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online consumer finance platform market in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with institutional funding partners and borrowers;

•	competition in our industry;

•	general economic and business condition in China and elsewhere; and

•	relevant government policies and regulations relating to our industry.
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
The following selected consolidated statements of comprehensive income/(loss) data and selected consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020, and selected consolidated balance sheets data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page
F-1.
The following selected consolidated statements of comprehensive income/(loss) data and selected consolidated cash flows data for the year ended December 31, 2016 and 2017 and selected consolidated balance sheets data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate results expected for any future periods. You should read this Selected Financial Data section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” below.
The following table presents our selected consolidated statements of comprehensive income/(loss) data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	Year Ended December 31,
	2016	2017	2018 (1)	2019	2020 (2)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Selected Consolidated Statements of Comprehensive Income/(Loss) Data:
Operating revenues:
Loan facilitation service fees	911,448	2,843,287	2,919,234	3,310,875	1,908,851	292,544
Post-facilitation service fees	126,823	668,819	922,797	1,200,373	672,981	103,139
Guarantee income	—	—	—	—	3,386,032	518,932
Net interest income (3)	41,789	31,377	256,108	1,106,669	1,113,337	170,626
Other revenue	170,403	491,400	376,915	344,840	481,886	73,852
Changes in expected discretionary payment to IRF investors	—	(107,660)	68,619	—	—	—
Net revenues	1,250,463	3,927,223	4,543,673	5,962,757	7,563,087	1,159,093
Operating expenses:
Origination and servicing expenses	(349,852)	(890,160)	(875,905)	(1,164,716)	(1,315,496)	(201,609)
Origination and servicing expenses-related party	(38,297)	(84,362)	(109,666)	(43,494)	(10,104)	(1,549)
Sales and marketing expenses	(352,952)	(788,291)	(710,754)	(720,333)	(482,859)	(74,001)

	Year Ended December 31,
	2016	2017	2018 (1)	2019	2020 (2)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
General and administrative expenses	(123,160)	(423,795)	(383,388)	(435,816)	(461,116)	(70,669)
Research and development expenses	(114,648)	(164,869)	(317,965)	(390,585)	(370,175)	(56,732)
Credit losses for quality assurance commitment	—	—	—	—	(2,007,968)	(307,735)
Provision for loan receivable (3)	(34,705)	(46,586)	(192,749)	(299,504)	(463,175)	(70,985)
Provision for accounts receivable and other receivables	—	—	(106,652)	(261,882)	(144,661)	(22,170)
Total operating expenses	(1,013,614)	(2,398,063)	(2,697,079)	(3,316,330)	(5,255,554)	(805,450)
Other income/(expenses) (4)	312,908	(171,542)	774,063	210,053	116,469	17,850
Profit before income tax expenses	549,757	1,357,618	2,620,657	2,856,480	2,424,002	371,493
Income tax expense	(48,267)	(274,711)	(151,206)	(481,962)	(455,421)	(69,796)
Net profit	501,490	1,082,907	2,469,451	2,374,518	1,968,581	301,697
Less: Net profit/(loss) attributable to non-controlling interest shareholders	—	(76)	377	1,668	(4,119)	(631)
Accretion on Series A, B and C convertible redeemable preferred shares to redemption value	(562,022)	(3,073,471)	—	—	—	—
Net (loss)/profit attributable to FinVolution Group’s ordinary shareholders	(60,532)	(1,990,488)	2,469,074	2,372,850	1,972,700	302,328
Total comprehensive income attributable to FinVolution Group	440,992	1,182,917	2,512,367	2,384,960	1,897,238	290,763
Weighted average number of ordinary shares used in computing net income per share
Basic	665,000,000	779,804,270	1,498,780,165	1,525,814,189	1,477,162,991	1,477,162,991
Diluted	665,000,000	779,804,270	1,599,592,231	1,552,423,060	1,491,325,420	1,491,325,420
Net income/(loss) per share attributable to ordinary shareholders
Net (loss)/income per share – Basic	(0.09)	(2.55)	1.65	1.56	1.34	0.20
Net (loss)/income per share – Diluted	(0.09)	(2.55)	1.54	1.53	1.32	0.20
Net income/(loss) per ADS (5)
Net (loss)/income per ADS – Basic	(0.46)	(12.76)	8.24	7.78	6.68	1.02
Net (loss)/income per ADS – Diluted	(0.46)	(12.76)	7.72	7.64	6.61	1.01

(1)
On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers,” using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under ASC Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historic accounting method under ASC Topic 605.

(2)
On January 1, 2020, we adopted the ASC Topic 326, Measurement of Credit Losses on Financial Instruments or “CECL”, using a modified retrospective method with prior periods continue to be reported in accordance with our historic accounting method. Upon adoption of ASC Topic 326, expected credit losses related to guarantee contracts be recorded separately from and in addition to the stand ready guarantee liability accounted for in accordance with ASC Topic 460. The stand ready component of the guarantee contract is recognized systematically as guarantee income when we’re released from the underlying risk.

(3)
We historically presented interest income, interest expenses and provision for loans receivable within the financial statement line item “net interest income (expense) and loan provision losses.” In 2019, we reclassified provision for loans receivables amounting RMB299.5 million from “net interest income (expense) and loan provision losses” in operating revenue to “provision for loans receivables” in operating expenses. The amount of provision for loans receivable that has been reclassified to conform to the current period financial statement presentation were RMB34.7 million, RMB46.6 million and RMB192.7 million for the year ended December 31, 2016, 2017 and 2018, respectively.

(4)	The following table sets forth the breakdown of our other income/(expenses):

	Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Other income/(expenses)
Gain from quality assurance	99,961	5,885	510,894	98,405	—	—
Realized gain/(loss) from financial guarantee derivatives	31,999	169,103	(157,244)	31,444	—	—
Fair value change of financial guarantee derivatives	146,653	(383,061)	272,057	(56,287)	—	—
Gain from disposal of subsidiary	20,611	—	—	—	—	—
Other income, net	13,684	36,531	148,356	136,491	116,469	17,850
Total other income/(expenses)	312,908	(171,542)	774,063	210,053	116,469	17,850

(5)	Each ADS represents five Class A ordinary shares.
The following table presents our selected consolidated balance sheet data as of December 31, 2016, 2017, 2018, 2019 and 2020.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Consolidated Balance Sheets Data:
Cash and cash equivalents	404,678	1,891,131	1,616,164	2,324,542	2,632,174	403,398
Restricted cash (1)	802,887	2,392,573	3,677,557	3,686,203	3,484,227	533,981
Short-term investments	260,000	1,958,910	1,694,660	114,560	1,970,958	302,063
Quality assurance receivable	286,812	1,152,769	2,064,366	3,649,642	1,121,554	171,886
Investments	2,428	12,234	167,501	952,833	950,515	145,673
Contract assets	—	—	112,103	20,555	—	—
Financial guarantee derivative assets	167,291	—	56,287	—	—	—
Total assets	2,147,291	8,603,663	13,142,467	18,304,456	14,882,185	2,280,795

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Payable to platform customers	421,659	1,113,966	905,034	684,630	103,453	15,855
Quality assurance payable	473,704	2,062,844	3,819,379	4,776,153	—	—
Deferred revenue	162,896	265,094	—	—	—	—
Expected credit losses for quality assurance commitment	—	—	—	—	2,390,501	366,360
Deferred guarantee income	—	—	—	—	1,259,396	193,011
Provision for payment to investor reserve fund investor	—	107,660	—	—	—	—
Contract liabilities	—	—	165,469	55,728	3,447	528
Financial guarantee derivative liabilities	—	215,770	—	—	—	—
Total liabilities	1,375,069	4,921,475	7,156,729	10,292,976	6,451,855	988,790
Total mezzanine equity	1,210,645	—	—	—	—	—
Total shareholders’ equity/(deficit)	(438,423)	3,682,188	5,985,738	8,011,480	8,430,330	1,292,005

(1)	The following table sets forth the breakdown of restricted cash:

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	329,549	1,058,617	2,414,449	1,473,749	1,671,785	256,212
Investor reserve funds	51,679	175,215	17,971	41,958	—	—
Cash received from investors and borrowers	421,659	1,113,966	905,034	684,630	103,453	15,854
Cash received via consolidated trust that has not yet been distributed	—	44,775	303,667	799,646	482,285	73,913
Collateral for short-term borrowings	—	—	26,000	251,853	—	—
Escrow accounts	—	—	10,436	44,367	701,673	107,536
Designated accounts for security deposits	—	—	—	390,000	—	—
Cash received from borrower to be distributed to funding partners	—	—	—	—	225,031	34,488
Cash held in capital verification account	—	—	—	—	300,000	45,978
Total restricted cash	802,887	2,392,573	3,677,557	3,686,203	3,484,227	533,981
On January 1, 2018, we adopted ASU
2016-18,
which requires us to retrospectively restate the statement of cash flows to include restricted cash and restricted cash equivalents. The following table presents our selected restated consolidated cash flow data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020.

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	1,088,227	3,409,451	1,884,956	(215,522)	2,206,909	338,224
Net cash (used in)/provided by investing activities	(684,112)	(2,450,800)	(1,447,013)	(828,219)	1,041,496	159,616
Net cash provided by/(used in) financing activities	438,701	2,132,933	530,097	1,749,512	(3,091,279)	(473,759)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,493	(15,445)	41,977	11,253	(51,470)	(7,889)
Net increase in cash, cash equivalents and restricted cash	845,309	3,076,139	1,010,017	717,024	105,656	16,192
Cash, cash equivalents and restricted cash at beginning of year	362,256	1,207,565	4,283,704	5,293,721	6,010,745	921,187
Cash, cash equivalents and restricted cash at end of year	1,207,565	4,283,704	5,293,721	6,010,745	6,116,401	937,379

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
Risks Related to Our Business
We operate in China’s online consumer finance platform market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.
China’s online consumer finance industry is new and may not develop as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. China’s online consumer finance industry in general remains at a rather preliminary development stage and may not develop at the anticipated growth rate. It is possible that the PRC laws and regulations may change in ways that do not favor our development. If that happens, there may not be adequate loans facilitated on our platform and our current business model may be negatively affected. As a new industry, there are very few established players whose business models we can follow or build upon. Potential borrowers and institutional funding partners may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining borrowers and institutional funding partners is critical to increasing the volume of loans facilitated through our platform. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.
You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving industry. These risks and challenges include our ability to, among other things:

•	navigate an evolving regulatory environment;

•	expand the base of borrowers and institutional funding partners served on our platform;

•	maintain our credit standards;

•	enhance our risk management capabilities;

•	improve our operational efficiency;

•	continue to scale our technology infrastructure to support the growth of our platform and higher transaction volume;

•	broaden our loan product offerings;

•	operate without being adversely affected by the negative publicity about the industry in general and our company in particular;

•	maintain the security of our platform and the confidentiality of the information provided and utilized across our platform;

•	cultivate a vibrant consumer finance ecosystem;

•	attract, retain and motivate talented employees; and

•	defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.
If the market for our platform does not develop as we expect, if we fail to educate potential borrowers and institutional funding partners about the value of our platform and services, or if we fail to address the needs of our target customers, our reputation, business and results of operations will be materially and adversely affected.
We change our business model for improvement from time to time, which may not be successful ultimately.
We have ceased facilitating new loans with funding from individual investors on our platform since October 2019 and improve our business model through acquisition of better quality borrowers and transition of our investor base from individual investors to institutional funding partners. As of March 31, 2021, the outstanding balance of loans invested by individual investors on our platform was nil.
In connection with this improvement, our business operations went through considerable changes, such as offering new products and services, adjusting our business process and model, hiring new employees and building up new departments, and collaborating with new business partners. We may experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during the transitional period. Additionally, it is uncertain whether these efforts will eventually bring us benefits as we anticipated. If we fail to achieve some or all of the expected benefits of this business transformation, our competitive position, business, financial condition and results of operations could be materially and adversely affected.
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
We started our business as an online lending information intermediary. In August 2016, the China Banking Regulatory Commission, or the CBRC, together with three other PRC regulatory agencies jointly issued the
Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries
, or the Interim Measures. The Interim Measures, among other things, defined online lending information intermediaries as financial information intermediary companies that facilitate loans online between persons, including individual, companies and other organizations. The Interim Measures further introduced a record-filing and licensing regime and provided general obligations and certain prohibited activities of the online lending information intermediaries. Pursuant to the Interim Measures, local financial regulatory authorities may conduct onsite inspections or inquiries from time to time and instruct us to rectify our business operations that are deemed not to be in compliance with the Interim Measures.

As required by the relevant regulatory authorities and industry associations, we submitted a self-inspection report to Association of Shanghai Internet Financial Industry, or the ASIFI, National Internet Finance Association of China, or the NIFA, and Shanghai financial regulatory authorities in 2018. Shanghai financial regulatory authorities conducted several onsite inspections on Shanghai PPDai Financial Information Service Co., Ltd., or Shanghai PPDai, one of our consolidated subsidiaries, during 2018 to 2020. As of the date of this annual report, we had received the rectification advice from the ASIFI and some initial documentation rectification requirements from the NIFA; however, the feedback from Shanghai financial regulatory authorities are still pending, and we are working closely with relevant authorities for inspection and rectification as requested.
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
In November 2019, we noticed that several internet media reported that the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Guidance on Pilot Transforming Online Lending Information Intermediaries into Micro Lending Companies
, or the Pilot Transforming Guidance, pursuant to which the qualified online lending information intermediaries may apply to be transformed into micro-lending companies, with operations nationwide or in a single province only. In order to be qualified for being transformed into a micro-lending company with nationwide operations, an online lending information intermediary must, among other requirements, (i) have a registered capital of no less than RMB1.0 billion, (ii) have no material violation in the existing and unsettled business, (iii) have good financial conditions, (iv) have a custodian bank system that has handled all transfers of funds between the investors and the borrowers in the past one year, (v) have no material administrative or criminal penalty imposed on it, its controlling shareholders or its principal executives in the past two years, and (vi) have good financial technology capabilities. Furthermore, the companies that have had ceased the online lending information intermediary business are unqualified for being transformed into micro-lending companies. We are unable to verify the authenticity and accuracy of those media reports. If those media reports are authentic and accurate in terms of the content of the Pilot Transforming Guidance and we decide to transform from an online lending information intermediary into a micro-lending company, Shanghai PPDai will have to make adjustments its business operations to comply with the Pilot Transforming Guidance. In addition, even if we were to make adjustments our business operations to comply with the Pilot Transforming Guidance, we could not rule out the possibility that the regulatory authorities would deny our application and Shanghai PPDai could not be transformed into a micro-lending company as expected.
In addition, the 13
th
National People’s Congress approved
the Civil Code of the PRC
on May 22, 2020. Upon the effectiveness of
the Civil Code of the PRC
on January 1, 2021,
the PRC Contract Law
,
the General Provisions of the PRC Civil Law
, and
the General Principles of the PRC Civil Law
had been abolished and replaced, while their provisions are generally incorporated into the Civil Code of the PRC
with certain changes and supplements. It remains unclear with respect to the relevant interpretations and implementations of certain provisions of the Civil Code of the PRC
and how these provisions of
the Civil Code of the PRC
will apply to our business operations. For example, pursuant to the Civil Code of the PRC,
usurious loans are explicitly banned, but a clear definition or interpretation of “usurious loans” is not provided. We cannot rule out the possibility that certain of our operation activities would be deemed to violate or not fully comply with the Civil Code of the PRC
. If that happens, our business, results of operations and financial condition would be materially and adversely affected.

Due to changes of laws and regulations governing online consumer finance, we have ceased facilitating new loans with funding from individual investors on our platform since October 2019 and improve our business model through acquisition of better quality borrowers and transition of our investor base from individual investors to institutional funding partners. In 2019 and 2020, in order to reduce the outstanding balance of loans invested by the individual investors and improve our business model, we used our quality assurance fund, which was historically set aside as a protection mechanism for the individual investors when borrowers defaulted in principal and interest repayments, to repay the outstanding loans to individual investors who were covered by the quality assurance fund before the respective maturity dates. As of March 31, 2021, the outstanding balance of loans invested by individual investors on our platform was nil. Loans that are delinquent for 180 days or more, are typically considered charged-off
and not included in the outstanding balance calculation.
In addition, on January 21, 2013, the State Council promulgated the Stipulations for Regulating Credit Reference
, which provides that any person or organization that conducts personal credit reference business without approval of the competent credit reference administrative department of the State Council may be subject to penalties, including cessation of business operations, confiscation of illegal gains, imposing fines from RMB50,000 to RMB500,000, and even criminal liability. On January 11, 2021, the PBOC released the Measures for Regulating
Credit Reference (Draft)
, the 2021 Draft, for public comments, which provides that (i) the credit information includes, but is not limited to, information relating to identity, address, debt, finance, payment and consumption, as well as analysis and appraisal of an individual or a business association prepared based on such information; (ii) services relating to user profiles, user scorings, user ratings and anti-fraud products are deemed as credit reference services, which should be approved by the competent credit reference administrative authority; and (iii) information processors who collaborate with credit reference agencies shall enter into cooperation agreements and file such cooperation agreements with the PBOC or its provincial branches. The 2021 Draft was released for public comments only, and significant uncertainties exist with respect to its enactment timetable, interpretation and implementation. We provide borrower referral and preliminary credit assessment services to our institutional funding partners. We believe that we are positioned as an intermediary and our services are to facilitate loan applications of borrowers on our platform to institutional funding partners, which are not credit reference services. However, we cannot assure you that the regulatory authorities may share the same view as ours. If the preliminary credit assessment services provided by us are deemed by the regulatory authorities as credit reference services or information process activities, we may be required to obtain an approval for individual credit reference business from the competent regulatory authorities or pursue cooperation with the authorized credit reference agencies and filing of the relevant cooperation agreement with the PBOC or its provincial branches. If we cannot obtain the regulatory approval or complete the filing in a timely manner, we may be deemed as violating the applicable laws and regulations of credit reference services and we may be subject to penalties, including cessation of business operations, confiscation of illegal gains, imposing fines from RMB50,000 to RMB500,000, and even criminal liability, and our business, financial condition and results of operations would be materially and adversely affected.
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
The National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Notice on Regulating and Rectifying
“
Cash Loan
”
Business
, or the Circular 141, in December 2017, outlining general requirements on the “cash loan” business conducted by various institutions. The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, unsecured, and no qualification requirement on customers, among others. The Circular 141 also sets forth several general requirements with respect to “cash loan” business, including but without limitation: (i) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (ii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off
period; (iii) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model; (iv) all institutions are prohibited from extending any loans to any persons without repayment source or repayment capacity, or loans with no designated use of proceeds; (v) funds from banks cannot be used for “cash loan” or “campus loan”; and (vi) in the case where a financial institution participates in the “cash loan” business, any third parties are not allowed to charge borrowers any interests or fees. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on lending activities.”
According to
the Administrative Measures on Supervision of Selling Company of Public Offered Securities Investment Funds
, or the Funds Selling Supervision Measures, which was issued by the CSRC and the PBOC and became effective on October 1, 2020, no one may engage in selling promotion, share offering, subscription, redemption of investment funds or providing fund account record checking services or other related activities without filing with the local branches of the CSRC and obtaining the relevant fund selling business qualifications. On January 13, 2021 the PBOC and the China Banking and Insurance Regulatory Commission, or the CBIRC, jointly issued the Guidance of Online Personal Deposit Business by Commercial Banks
, or the Guidance of Online Deposit, which provides that commercial banks can only carry out online deposit selling on its own websites. Third-party online platforms are prohibited from providing commercial banks any services relating to advertisements, product display, information transmission or purchasing portals. The non-conforming
legacy products sold before the publish of the Guidance of Online Deposit may be settled on their relevant maturity dates.
In the operation of our consumer finance platform, borrowers on our platform are required to specify their uses of loan proceeds. To ensure a full compliance with existing laws, regulations, rules and governmental policies relating to the online consumer finance industry, we have implemented various policies and procedures to conduct our business and operations. For instance,

•
we entered into a custody account arrangement with China Merchants Bank, whereby funds of borrowers and individual investors were deposited into and settled by custody accounts under its management. The custody account arrangement expired in March 2020. We did not pursue new custody account arrangements with other commercial banks since we have ceased to accept new investments from individual investors from October 2019, and as of March 31, 2021, the outstanding balance of loans invested by individual investors on our platform was nil. In late 2019 and 2020, the funds in the custody accounts of China Merchants Bank had been migrated to a third-party payment system managed by a third-party payment company. This third-party payment company, as opposed to a custodian bank, helped us handle repayment and settlement between borrowers and individual investors for loans historically facilitated by our online lending information intermediary in such transitional period, which may be deemed to be a violation of the requirement that online lending information intermediaries shall set up custody accounts with a qualified bank for the funds of individual investors and borrowers under the Interim Measures and subject us to administrative sanctions, including without limitation, fines, warning letter, rectification order, public notice of criticism, filing the non-compliance
conducts with the public credit record system, and other penalties according to the laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on online lending information intermediaries”;

•
for the loan portfolios funded by our institutional funding partners, such as commercial banks, we discontinued to charge any fees from the borrowers directly. Instead, we started to collect fees mainly from third-party guarantee companies and, if applicable, our institutional funding partners for our services;

•	we require the borrowers to select their loan applications one of the specified permissible uses of loan proceeds, such as consumer finance, travelling, medical expenses, house improvements; and

•
we adopted several measures to identify college students and try to prevent them borrowing money from our platform. However, we cannot assure that those measures are able to identify all college students on our platform.

However, due to the lack of detailed implementation rules and interpretations by the local authorities, we cannot be certain that our past and existing practices would not be deemed to violate any laws, rules and regulations that are applicable to our business. For instance,

•	our calculation of the aggregate borrowing cost of the loans on our platform might be challenged by relevant government authorities and be deemed to be incompliant with relevant rules and regulations;

•
we display financial products, including deposit products provided by commercial banks and money market funds and mutual funds provided by securities fund selling companies, on our mobile application and WeChat official account. By one click, users could access the selling webpage of the banks and securities fund selling companies. We had ceased to facilitate deposit products provided by commercial banks to our users in December 2020, and we also had ceased to provide channels for our users to purchase securities investment funds in March 2021. However, we may be deemed by the regulatory authorities as engaging in fund selling promotion and providing fund account record checking services without filing with the local branches of the CSRC and obtaining the relevant fund selling business qualifications, which would be deemed as violation to the Funds Selling Supervision Measures. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Wealth Management” for more details; and

•
our cooperation with institutional funding partners through one of our variable interest entities and its subsidiaries, Shanghai Zihe and Shanghai Erxu, has exposed us to and may continue to expose us to additional regulatory uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our cooperation with institutional funding partners may expose us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.”

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
However, other relevant laws and regulations are also expected to continuously evolve in this newly emerging industry in which we operate. It remains uncertain how the regulatory authorities are going to interpret and enforce these rules. We cannot assure you that our existing cooperation with the institutional funding partners will not be deemed to violate Circular 141 or any other applicable laws, rules and regulations. For example, the regulatory environment concerning the online lending information intermediary industry has been tightening. Several provincial regulatory authorities have ordered online lending information intermediaries in those provinces to exit the market. Historically, our institutional funding partners included third-party online lending information intermediaries. These third-party online lending information intermediaries generally matched the borrowers introduced by us with their investors on their platform. We cannot assure you that our cooperation with third-party online lending information intermediaries in the past would not be deemed to be a violation of relevant regulatory requirements in these provinces. Due to such regulatory uncertainties, we have ceased facilitating new loans for the third-party online lending information intermediaries since November 2019.

Furthermore, on July 12, 2020 the CBIRC promulgated the Interim Measures for Commercial Banks Doing Online Lending Business, or the Interim Measures for Banks, pursuant to which the banks may collaborate with financing guarantee companies,
e-commerce
business companies, third-party payment companies and information technology companies in various online lending business processes and activities, including but not limited to client referral, joint loan origination, risk distribution, information technology and loan collection. However, when collaborating with third parties for online lending businesses, the banks are required to independently manage core risk control procedures, such as the credit assessment and contract conclusion, and should be responsible for post-loan managements. Each of the regional banks, which is an important category of our institutional funding partners, should (i) provide online lending services primarily to its local clients, (ii) be prudent to extend loans to borrowers who reside outside its region, and (iii) take appropriate measures to monitor the business operations when serving the clients who are located outside its region. The banks may not accept credit enhancements, in a direct or a disguised form, provided by a third-party partner without financing guarantee license or credit security insurance license. The banks shall adopt appropriate measures to monitor the use of loan proceeds. The banks should evaluate and review the online lending partners they collaborate with at least once a year and terminate the cooperation if any incompetency is identified. Further, on February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks
, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. The outstanding balance of online loans extended by a bank in collaboration with third-party platforms should not exceed 50% of the bank’s total outstanding balance. Where a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner shall not be less than 30%. Circular 24 further strengthens the requirement that commercial banks are strictly prohibited from outsourcing the material procedures of loan management, and local commercial banks from engaging in an online loan business outside the territory of their registered place. The requirements on the limit of 30% for the joint lending loans and the cross-regional prohibition will take effect on January 1, 2022. The non-conforming
legacy loans that extended before the promulgation of Circular 24 may be settled on their relative maturity dates. With certain limited exceptions, the Interim Measures for Banks and Circular 24 apply to the consumer finance companies and trust companies when they conduct online lending business. As our institutional funding partners include commercial banks, consumer finance companies and trust companies, they are required to evaluate and review us as required by the Interim Measures for Banks. If any of our institutional funding partners identifies any incompetency of us in such evaluation and review, it may terminate the cooperation with us and our business and operation results would be adversely and materially affected. Furthermore, we act as an intermediary between institutional funding partners and borrowers, and we cannot assure you that all the institutional funding partners we cooperate with have been and will be in strict compliance with the Interim Measures for Banks and Circular 24.
We have gradually expanded our institutional funding partner base and the volume of loans funded by our institutional funding partners in recent years. In 2018, 2019 and 2020, the volume of the loans funded by institutional funding partners amounted to RMB8.9 billion, RMB51.0 billion and RMB64.1 billion (US$9.8 billion), representing 14.5%, 62.0% and 100.0% of our total loan origination volume, respectively. As our institutional funding partner base will increase and our cooperation with different types of institutional funding partners will expand, the level of regulatory risks and uncertainties we face will be higher than before.
Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.
Pursuant to Circular 141, a bank, a trust management company, or a consumer financial company participating in loan facilitation transactions may not accept credit enhancement services and similar services, such as committing to assume default risks, provided by a third party which has not been licensed or approved to provide such services. In addition, pursuant to the Regulations on the Supervision and Administration of Financing Guarantee Companies
promulgated by the State Council on August 2, 2017, or the Financing Guarantee Rules, any entity operating “financing guarantee business” is required to obtain an approval from the local regulatory authorities. If any entity operates financing guarantee business without such approval, it may be subject to penalties, including termination or suspension of business, fines ranging from RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law. In October 2019, the CBIRC, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies
, or the Supplements to the Financing Guarantee Rules, which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business.
In our collaboration with institutional funding partners, we introduce borrowers to our institutional funding partners and provide our institutional funding partners with our preliminary credit assessment on the creditworthiness of such borrowers. Our institutional funding partners independently review such borrowers’ loan requests and decide whether to extend loans to such borrowers and, if yes, the maximum amount of credit available for such borrowers. To attract and maintain our cooperation with institutional funding partners, we provide quality assurance commitments to them primarily through (i) repurchase of default loans, and (ii) setting aside security deposits with our own funds to ensure that we have enough cash to perform our repurchase obligations if the borrowers introduced by us default. In some cases, we are also required to replenish such security deposits from time to time.

In order to reduce our compliance risks under the Circular 141, the Financing Guarantee Rules, and the Supplements to the Financing Guarantee Rules, we have engaged licensed third-party financing guarantee companies or insurance companies to provide financing guarantees or insurances to a majority of the loans funded by our institutional funding partners. If any borrower defaults, a third-party financing guarantee company is obligated to repay the full overdue amount to the corresponding institutional funding partner. After the financing guarantee company repays the full overdue amount, we are obligated to purchase creditor’s right from the third-party guarantee companies at a price equal to the repayment it made to the institutional funding partner. Under certain circumstances, we also provide security deposits through third-party financing guarantee companies for loans funded by certain institutional funding partners as an additional quality assurance commitment. Apart from licensed third-party financing guarantee companies, we also cooperate with third-party insurance companies to provide quality assurance commitments to our institutional funding partners. Under this arrangement, if any borrower introduced by us defaults, our institutional funding partners are able to seek insurance compensations under the insurance policies from third-party insurance companies. In some cases, if the overdue amount exceeds the insurance coverage, the remaining overdue amount will be repaid by the third-party guarantee companies engaged by us.
Despite our efforts to reduce regulatory risks, we cannot assure you that relevant regulatory authorities would not interpret or view the quality assurance commitments we provided to our institutional funding partners as an operation of financing guarantee business in a disguised form without approval. If relevant government authorities take the view that the quality assurance commitments we provided to our institutional funding partners is a provision of financing guarantee in a disguised form without approval, we would be subject to fines and/or other administrative penalties mentioned above. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.” As a result, our liquidity, business, financial condition and results of operations will be materially and adversely affected. If we do not provide quality assurance commitments to our institutional funding partners due to regulatory restrictions, we may not be able to maintain our institutional funding partner base and our cooperation with third-party guarantee companies, and our liquidity, business, financial condition and results of operations will be materially and adversely affected.
We have incorporated three financing guarantee companies, Fujian Zhiyun Financing Guarantee Company, or Fujian Zhiyun, Zhiyun (Tianjin) Financing Guarantee Company, or Tianjin Zhiyun, and Hainan Shenxin Financing Guarantee Company, or Hainan Shenxin, in 2019 and 2020. In some cases, one of our own financing guarantee companies provides financing guarantee services directly to our institutional funding partners for the loans funded by them. Under the Financing Guarantee Regulations, the maximum amount of outstanding guarantee liabilities of a financing guarantee company may not exceed ten times of its net assets. As of March 31, 2021, the net assets of Fujian Zhiyun, Tianjin Zhiyun and Hainan Shenxin were RMB1,329.4 million (US$203.7 million), RMB285.5 million (US$43.8 million) and RMB300.4 million (US$46.0 million), respectively. It is obvious that our own guarantee companies cannot meet the needs of all of our institutional funding partners. We will have to continue to engage properly licensed third-party guarantee companies to provide quality assurance commitments to our institutional funding partners. As a result, the above regulatory risks still exist.
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
The Measures for Banning of Illegal Financial Institutions and Illegal Financial Business Operations
, or the Measures for Illegal Financial Institutions, promulgated by the State Council on July 13,1998, provides that the establishment of financial institution and the operation of financial business should be subject to the approval of the People’s Bank of China, or the PBOC. Pursuant to the Measures for Illegal Financial Institutions, extending loans without the approval of PBOC is deemed as illegal financial business operation and the entity extending loans without the approval of PBOC is deemed as an illegal financial institution. The online consumer finance industry is new and developing rapidly, and the regulatory environment has evolved since the promulgation of the Measures for Illegal Financial Institutions. There are uncertainties as to the interpretation of the Measures for Illegal Financial Institutions as well as whether such laws and regulations are applicable to us or our business. Although the trust management companies that administrate the trusts have been licensed and approved by the financial regulatory authorities to extend loans and we believe that the trust management companies are the lenders of the loans, we cannot assure you that the financial regulatory authorities will hold the same view as ours. Our investments in the trusts may be deemed to be extending loans to the borrowers and we may be deemed to be a lender under this trust arrangement. As a result of such trust arrangement, we may be deemed to be an illegal financial institution or operating illegal financial business, which may subject us to penalties, including confiscation of illegal gains together with a fine from one time to five times of the illegal gains, or a fine of RMB100,000 to RMB500,000 if there are no illegal gains, and criminal liability if the violation constitutes a criminal offense.
In addition, the Supreme People’s Court, the Supreme Peoples’ Procuratorate, the Ministry of Public Security, or the MPS, and the Ministry of Justice jointly issued the Guidance on Several Issues for Illegal Lending Regarding Criminal Case, or the Guidance on Illegal Lending
, on July 23, 2019, which provides, among others, that (i) if any entity or individual is engaged in extending loans to the unspecified public individuals consistently for the purpose of profits and without the approval from the regulatory authorities or outside its business scope, which disturbs the stability of financial markets, such entity or individual may face a criminal charge of unfair competition and may be imposed criminal liability in accordance with the applicable laws and regulations; “extending loans to the unspecified public individuals consistently” refers to extending loans to entities and individuals no less than ten times within two years; and (ii) if the actual annual interest rate of the loans extended by such entity or individual exceeds 36%, it would be deemed as an aggravated circumstance when such entity or individual face the abovementioned criminal charge of unfair competition. The Guidance on Illegal Lending is new and does not provide a clear definition to calculate the actual annual interest rate, and it is still unclear how the regulatory authorities will interpret and implement it in the future. We cannot rule out the possibility that regulatory authorities may deem our operation activities under the trust arrangements as unfair competition and impose criminal liability on us. If that happens, our business, results of operations and financial condition would be materially and adversely affected.
If we are unable to retain existing borrowers or institutional funding partners or attract new borrowers or institutional funding partners, or if we are unable to maintain or increase the volume of loans facilitated through our platform, our business and results of operations will be adversely affected.
The volume of loans facilitated through our platform has grown rapidly over the past few years. The total origination amount of loans facilitated through our platform was RMB61.5 billion in 2018, RMB82.2 billion in 2019 and RMB64.1 billion (US$9.8 billion) in 2020. To maintain the high growth momentum of our platform, we must continuously increase the volume of loans by retaining current participants and attracting more users whose financing or investment needs can be met on our platform. If there are insufficient qualified loan requests, institutional funding partners may not be able to deploy their capital or their investors’ capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient funding commitments, borrowers may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient funding commitments or if borrowers and institutional funding partners do not continue to participate in our platform at the current rates due to any change we may be required to make to the way we conduct our business to ensure compliance with existing or new PRC laws and regulations or due to other business or regulatory reasons, we might not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected. Normally the borrowers find us by downloading our mobile applications from application stores or from the pre-installed
mobile applications or submitting loan requests on our website. In response to the general regulatory environment, the operators of application stores or mobile application distributing channels may adjust their application exhibition policies or even remove our mobile applications from their application stores or distribution channels, which may materially and adversely affect our ability to engage new borrowers.

We have ceased facilitating new loans with funding from the individual investors on our platform since October 2019 and improve our business model through acquisition of better quality borrowers and transition of our investor base from individual investors to institutional funding partners. Currently, our institutional funding partners primarily include commercial banks, private banks, consumer finance companies and trust management companies. Historically, a small portion of the loans on our platform were funded by some third-party online lending information intermediaries. Considering the regulatory uncertainties faced by third-party online lending information intermediaries, we have ceased facilitating new loans for third-party online lending information intermediaries since November 2019.
If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgated new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. As of December 31, 2020, we had 37 institutional funding partners active on our platform.
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
We have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our existing products and services and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new products and services that incorporate additional features, improve functionality or otherwise make our platform more desirable to borrowers and institutional funding partners. New products and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.
Our existing and new products and services could fail to attain sufficient market acceptance for many reasons, including:

•	borrowers may not find terms of our products, such as costs and credit limit, competitive or appealing;

•	our failure to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•	borrowers and institutional funding partners using our platform may not like, find useful or agree with, any changes;

•	defects, errors or failures on our platform;

•	negative publicity about our loan products or our platform’s performance or effectiveness;

•	views taken by regulatory authorities that the new products, services or platform changes do not comply with PRC laws, regulations or rules applicable to us; and

•	the introduction or anticipated introduction of competing products by our competitors.
If our existing and new products and services do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

Our international expansion may expose us to additional risks.
Our business currently primarily focuses on the PRC market. We are currently also expanding our business in the overseas market. In December 2018 and June 2019, we established two subsidiaries in the Philippines, and one of them is authorized to operate as a lending company and the other is authorized to operate as a financing company. In December 2019, we established a subsidiary in Indonesia, which has received a license for Technology and Information Based Financial Lending Institution
(peer-to-peer
lending license) from the Financial Services Authority of Indonesia. In January 2020, our subsidiary in Singapore received the Capital Markets Services License from the Monetary Authority of Singapore to conduct regulated activities in dealing in capital markets products in Singapore.
Our overseas business operations subject us to additional risks and uncertainties. While our income from international operations is not yet material to our company as a whole, our current or future international expansion may expose us to additional risks, including general economic and political conditions internationally and the changes of global macroeconomic environment. In addition, we will face complex local regulatory environment that we are not familiar with. As a result, we may incur substantial compliance costs to carry out our business operations in the overseas market and still be subject to potential litigations, regulatory proceedings, penalties or incur other costs. As we have very limited experience in operating our business in the overseas market, our products may not be accepted by users in the overseas market, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively in the overseas market. In addition, trade barriers, such as import and export restrictions, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other risks such as political instability may also expose us to additional risks and uncertainties if we expand our business in the overseas market.
Interest rates of certain of our loan products exceed the statutory interest rate limit and therefore part of the interests is not enforceable through the PRC judicial system.
The
all-in
borrowing cost, including the interest rate and the total expense paid by the borrower for the borrowing, is highly regulated by the Supreme People’s Court and different regulatory authorities. According to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases
issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, in the context of lending activities between individuals, entities or other organizations that are not licensed financial institutions, (i) if the interest rate of a loan exceeds 36% per annum, the exceeding part of the interest rate is invalid and void, and (ii) if the interest rate of a loan exceeds 24% per annum but is no more than 36% per annum, the exceeding part will be treated as natural obligation—valid but not enforceable in the PRC judicial system, while the enforceability of the 24% per annum part will not be affected.
On August 4, 2017, the Supreme People’s Court promulgated
the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases
, which provides, among others, that the claim of a borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high should be supported by the PRC courts. For loans facilitated at annual rate between 24% and 36% historically or in the future, if any of such loans become delinquent, we will not be able to enforce part of the interest that exceed 24% through PRC judicial system. As a result, our institutional funding partners may suffer losses, which would damage our reputation and harm our business. Were these to happen, our reputation, results of operations and financial condition would be adversely affected.
According to
the Notice on Regulating and Rectifying “Cash Loan” Business
, or Circular 141, promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, in the context of “cash loan” business operated by various types of institutions, the aggregated borrowing costs of borrower charged in forms of interests and all kinds of fees should be annualized and subject to the upper limit on interest rate of private lending set forth in the judicial interpretations issued by the Supreme People’s Court. When Circular 141 was promulgated, the then effective upper limit on interest rate of private lending was 24% per annum as judicially protected by the court, while the range of 24% to 36% per annum was deemed as natural obligation and the exceeding part of 36% per annum was deemed as illegal.
On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases
, which is further amended by the Supreme People’s Court on December 29, 2020, or the Private Lending Judicial Interpretation Amendment, which amended the upper limit of private lending interest rates under judicial protection. According to the Private Lending Judicial Interpretation Amendment, the upper limit of interest rate for one-year
private loan would be capped at four times that of the loan prime rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on lending activities” for more details. The aforementioned one-year
loan prime rate refers to the
one-year
loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20
th
of each month starting from August 20, 2019, and the
one-year
loan market quoted interest rate issued by the National Bank Interbank Funding Center on April 20, 2021 was 3.85%. Based on the latest Quadruple LPR Limit, the ceiling would be lowered to 15.4% from 24% under the previous judicial interpretation in 2015. We cannot assure you that the one-year
loan market quoted interest rate and the Quadruple LPR Limit will not decrease further in the future.

According to the Private Lending Judicial Interpretation Amendment, (i) in terms of lending activities between individuals, entities or other organizations that are not licensed financial institutions, if the interest rate of a loan exceeds the Quadruple LPR Limit, the exceeding part will not be supported and enforceable in the PRC judicial system; and (ii) the Quadruple LPR Limit does not apply to the disputes arising out of loans funded by financial institutions or its branches which are licensed by financial regulatory authorities.
On January 21, 2021, the Response Letter to the Guangdong High People’s Court Relating to the Inquiry on the Scope of Application of the Private Lending Judicial Interpretation Amendment issued by the Supreme People’s Court, or the Supreme Court’s Response Letter, further clarifies that seven types of financial organizations, including micro-loan lending companies and financing guarantee companies, are deemed as financial institutions licensed by the financial administrative authorities, and any disputes arising out of their financial business activities should not apply to the Private Lending Judicial Interpretation Amendment. However, as the regulatory authorities have wide discretion in administration, interpretation and enforcement of the laws and regulations, we cannot rule out the possibility that the regulatory authorities may hold different opinions on whether Quadruple LPR Limit applies to the loans funded by financial institutions on our platform. In that case, for loans facilitated at or above the Quadruple LPR limit become delinquent, we may not be able to collect parts of the interest that exceed the Quadruple LPR limit through the PRC judicial enforcement. As a result, our institutional funding partners may suffer losses, which would damage our reputation, results of operations and financial condition. According to the Supreme Court’s Response Letter, we believe that the Quadruple LPR Limit stipulated in the Private Lending Judicial Interpretation Amendment does not apply to the financial institutions. However, we cannot assure you that the regulatory authorities share the same view as ours. Currently, substantially all of our financial institutional partners that we cooperate with for funding new loans origination on our platform are financial institutions licensed by financial regulatory authorities.
On March 31, 2021, the PBOC released its No. 3 announcement in 2021, or the PBOC No. 3 Announcement, which stipulates, among others, that the annual interest rate of a loan should be the annualized form of ratio calculated based on the percentage of all expenses charged from the borrower for the borrowing to the principal actually borrowed by this borrower. The expenses charged from the borrower include the interests and the various expenses directly related to the borrowing. If the loan is repaid in installments, the remaining principal after the deduction of the total repaid principal should be deemed as the actual borrowed principal when calculating the annual interest rate. Compound interest rate and simple interest rate are both allowed to be used to calculate the annual interest rate, provided that if simple interest rate is used, it should be explicitly disclosed to the borrower. The PBOC No. 3 Announcement applies to deposit-taking financial institutions, consumer finance companies, micro-loan lending company, and internet platforms providing loan application services like us. It is our view that the implementation of PBOC No. 3 Announcement is not retrospective.
Before the promulgation of PBOC No. 3 Announcement, no rules or regulations explicitly defined the calculation method for the maximum interest rates permitted by the relevant laws. Historically, we calculated the interest rate of the loans on our platform on a basis of annual percentage rate, or APR. We have certain loans facilitated by our platform with interest rate over 24% per annum. For the years ended December 31, 2018, 2019 and 2020, the total amount of loans facilitated by our platform with interest rate over 24% was RMB8.1 billion, RMB15.2 billion and RMB8.3 billion (US$1.3 billion), representing 13.2%, 18.5% and 12.9% of the total loan origination volume in the same year. These loans have the terms ranging from one month to 36 months. As of December 31, 2020, of the total outstanding balance of loans with interest rate over 24% per annum, 2.1% was 15 to 89 calendar days past due and 2.2% was 90 to 179 calendar days past due. Upon the promulgation of No. 3 Announcement, we have defined our calculation method of APR as the annual all-in borrowing cost as a percentage of the outstanding principal after deducting all installments that have been repaid. We have explicitly disclosed the calculation method for the interest rate of the loans on our platform on a basis of APR to our borrowers. It is our belief that our calculation is in line with the simple interest rate provided in the PBOC No. 3 Announcement. However, we cannot assure you that our historical or current calculation method for the interest rate would be deemed to be in line with the simple interest rate provided in PBOC No. 3 Announcement. As the PBOC No. 3 Announcement is relatively new, there still exists great uncertainties with respect to its interpretation and application. We will maintain communication with the relevant authorities and closely monitor its enforcement.

Our introduction of new products and services may expose us to new challenges and more risks.
In 2020, we started displaying products of third-party online consumer finance partners on our platform, and the borrowers on our platform can submit loan applications and information authorization for these products through our platform. The third-party online consumer finance partners then can assess the borrowers’ creditworthiness and credit limits and match the borrowers with their own institutional funding partners or use their own funds to fund the loans if they are regulatorily competent to do so. We require the third-party online consumer finance partners to fully comply with all applicable laws and regulations, and the third-party online consumer finance partners should be fully responsible for any of their misconducts. However, as we have very limited control over those third-party online consumer finance partners, we cannot ensure their operations will be in full compliance with all applicable laws and regulations. If those third-party online consumer finance partners do not comply with any applicable laws and regulations and the borrowers are dissatisfied with their products displayed on our platform, our reputation and operation results could be adversely affected.
We operate in a market where the credit infrastructure is still at an early stage of development.
China’s credit infrastructure is still at an early stage of development. The Credit Reference Center established by the PBOC in 2002 has been the only credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosure and bankruptcy. Moreover, this credit database is only accessible to banks and a limited number of market players authorized by the Credit Reference Center and does not support sophisticated credit scoring and assessment. In 2015, the PBOC announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in the market we operate. Currently, as an intermediary between institutional funding partners and borrowers, we do not have access to the Credit Reference Center. Our institutional funding partners decide at their own discretion if to check any borrower’s credit status at the Credit Reference Center as they conduct credit assessment independently. In general, the borrowers on our platform give general authorization to the institutional funding partners to check the borrowers’ credit status from and report the borrowers’ defaults to the Credit Reference Center. In February 2018, Baihang Credit Information Co., Ltd., or Baihang, received the first business license in China to provide individual credit information service. Baihang will mainly provide services to internet loan companies, including online lending information intermediaries. We have started data sharing with Baihang. However, Baihang is a newly established company. Whether it can efficiently aggregate data from all different types of online databases with accuracy remains to be proven.

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
Our ability to attract borrowers and institutional funding partners to, and build trust in, our platform is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and likelihood of default. To conduct this evaluation, we utilize our proprietary credit assessment model, or the Magic Mirror Model, which is built based on massive data collected through various channels, and strengthened by our sophisticated artificial intelligence and advanced machine learning techniques. The Magic Mirror Model categorizes borrowers into different credit ratings according to their risk profiles, based on which our risk pricing system assigns them appropriate interest rates, credit limits and loan durations. However, the Magic Mirror Model may not effectively predict future loan losses. Subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans at a time on our platform if his or her existing loans are not in default and the total outstanding balance is within the approved credit limit for the type of loan the borrower applies for. Credit limits are set by loan products, and thus a borrower may have a credit limit for each type of loans on our platform. A borrower’s credit limit for a particular type of loan is determined considering a range of factors, including (i) the borrower’s credit level based on his or her Magic Mirror score—borrowers with better Magic Mirror credit scores are generally given higher credit limits, (ii) the borrower’s credit needs, such as the type of loans being applied for, (iii) the borrower’s credit limits and credit performance for other types of loans on our platform, and (iv) overall investment demand from investors. A new Magic Mirror credit score is generated each time a borrower applies for a loan, which may change the borrower’s credit limit for that type of loan. As such, it is possible that borrowers may take out new loans on our platform to pay off their other existing loans facilitated by us or for other purposes. Given the practical difficulty in tracking and controlling the usage of borrowed funds, we are not able to effectively prevent borrowers from “rolling over” their loans on our platform. Although the Magic Mirror Model looks less favorably upon borrowers who have high credit line utilization ratios, it may not be able to timely and accurately adjust down the credit rating assigned to a borrower if such borrower masks his or her deteriorating creditworthiness by refinancing existing loans with new loans on our platform. If we are unable to effectively classify borrowers into the relative risk categories, we may be unable to offer attractive interest rates for borrowers and returns for investors and effectively manage the default risks of loans facilitated through our platform. We continuously refine the algorithms, data processing and machine learning used by the Magic Mirror Model, but if any of these decision-making and scoring systems contain programming or other errors, are ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans.
For loans funded by our institutional funding partners, the institutional funding partners will review borrowers’ applications and may rely on our preliminary credit assessment we provide to them and then decide if to extend loans to such borrower as well as the credit limit after their independent credit review. If any data provided by borrowers or third parties are incorrect or stale or our preliminary credit assessment service is not effective, our cooperation with institutional funding partners could be negatively affected. In addition, we bear credit risks for a substantial majority of the loans funded by institutional funding partners to borrowers introduced by us. If our ability to provide preliminary credit assessment is not as effective or efficient as expected, our liquidity, financial conditions and results of operations may be materially and adversely affected.
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
In addition, if any of our partners fails to perform properly, we cannot assure you that we will be able to find an alternative in a timely and cost-efficient manner or at all. Any of these occurrences could result in our diminished ability to operate our business, potential liability to borrowers and institutional funding partners, inability to attract borrowers and institutional funding partners, reputational damage, regulatory intervention and financial harm, which could negatively impact our business, financial condition and results of operations.

We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of relevant laws and regulations, we may be subject to liabilities.
Our business of connecting institutional funding partners and borrowers constitutes an intermediary service, and our contracts with institutional funding partners and borrowers are intermediation contracts under the Civil Code of the PRC
. Under
the Civil Code of the PRC
, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client.
We refer borrowers to our institutional funding partners. The institutional funding partners will review the borrower’s application and our preliminary credit assessment, and then decide if to extend loans to such borrower as well as the credit limit after their independent credit review. Our agreements with these institutional funding partners and borrowers may be deemed as intermediary contracts under the Civil Code of the PRC
. Therefore, if we fail to provide material information to institutional funding partners and are found to be at fault, for failure or deemed failure to exercise proper care, to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the Civil Code of the PRC
. We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on a monthly basis. As the laws, regulations, rules and governmental policies governing the online consumer finance industry are relatively new, it is still unclear to what extent online consumer finance platform should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for institutional funding partners as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the current laws, regulations, rules and governmental policies governing the online consumer finance industry if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.
We may be deemed to use our own fund to finance certain loans and therefore subject us to regulatory risks.
The Interim Measures prohibits online finance information intermediaries from investing in loans using their own funds unless otherwise stipulated by laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on online lending information intermediaries.” In 2019 and 2020, in order to reduce the outstanding balance of the loans funded by individual investors on our platform and improve our business model, we used quality assurance fund, which was historically set aside by us as a protection mechanism for the individual investors when the borrowers defaulted in principal and interest repayments, to repay outstanding balance of loans to individual investors on our platform who were protected by the quality assurance fund before the respective maturity dates. After repaying the outstanding balance of those loans, the borrowers continued to repay the remaining installments of principal and interest to our quality assurance fund. Such business practice might be regarded by relevant government authorities as investing in loans using our own funds, and therefore subject us to fines, penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.
In addition, pursuant to the Measures for Illegal Financial Institutions, extending loans without the PBOC’s permission is deemed to be an illegal operation of financial business and the entity extending loans without the PBOC’s permission is deemed to be an illegal financial institution. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on illegal financial institutions and intermediaries.” In connection with our quality assurance commitments provided through third-party financing guarantee companies, we purchase creditors’ rights from third-party financing guarantee companies after these financing guarantee company repay the full overdue amounts to our institutional funding partners. After such purchase of creditors’ rights, the borrowers will continue to repay the remaining installments of principal and interest to us. We cannot rule out the possibility that relevant regulatory authorities may take the view that our such business practice constitutes an illegal operation of financial business without the PBOC’s permission and we may be deemed to be an illegal financial institution. If we were to find to violate the Measures for Illegal Financial Institutions, we would be subject to fines, penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

Our failure to compete effectively could adversely affect our results of operations and market share.
The online consumer finance industry in China is competitive and evolving. We compete with financial products and companies that attract borrowers, investors, and institutional funding partners. We primarily compete with leading online consumer finance companies in China. In addition, with respect to borrowers, we also compete with traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers and other consumer finance companies; with respect to institutional funding partners, our product offerings also compete with other products and asset classes, such as equities, bonds, investment trust products, bank savings accounts, real estate and alternative asset classes.
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
In addition, our competitors may be better at developing new products, responding faster to new technologies and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in China is relatively new and fast evolving, potential institutional funding partners and borrowers may not fully understand how our platform works and may not be able to fully appreciate the additional customer protections and features that we have invested in and adopted on our platform as compared to others. Our pricing and terms could deteriorate if we fail to act to meet these competitive challenges. Furthermore, to the extent that our competitors are able to offer more attractive terms to our cooperation partners, such cooperation partners may choose to terminate their relationships with us. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our platform could stagnate or substantially decline, we could experience reduced revenues or our platform could fail to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.
If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed.
We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and institutional funding partners to our platform. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our platform. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers and institutional funding partners in a cost-effective manner or convert potential borrowers and institutional funding partners into active borrowers and institutional funding partners on our platform.
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
Reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

•	maintain the quality and reliability of our platform;

•	provide borrowers and institutional funding partners with a superior experience on our platform;

•	enhance and improve our credit assessment and risk-pricing models;

•	effectively manage and resolve borrower and institutional funding partner complaints; and

•	effectively protect personal information and privacy of borrowers and institutional funding partners.
Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.
As the online consumer finance industry is a new industry in China and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has instituted specific rules, including the Interim Measures, Circular 141, the Interim Measures for Banks and its supplement, to develop a more transparent regulatory environment for the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.” Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development in, or negative perception of, the online consumer finance industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and institutional funding partners. Negative developments in the online consumer finance industry, such as widespread borrower defaults, fraudulent behavior and/or the closure of other online consumer finance platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance platforms like us. For instance, in 2015, there were a number of reports of business failures of, or accusations of fraud and unfair dealing against, certain companies in the online lending information industry in China. In 2019 and 2020, there were a number of reports of business failures of online lending information intermediary platforms in China, including some reputable ones. Furthermore, several criminal cases were reported to be charged against certain online lending information intermediary platforms. Although the market exits of these companies may result in more healthy and stable development of the online consumer finance industry, to the extent borrowers or institutional funding partners associate our company with these companies, they may be less willing to participate on our platform.
In addition, negative publicity about our partners, outsourced service providers or other counterparties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our borrowers, to comply with applicable laws and regulations or to otherwise meet required quality and service standards could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.
Fraudulent activity on our platform could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.
We are subject to the risk of fraudulent activity both on our platform and associated with borrowers, institutional funding partners and other third parties handling borrower information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, result in losses suffered by the investors, reduce the volume of loans facilitated through our platform and lead us to take additional steps to reduce fraud risk, which could increase our costs and expenses. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.

Our current level of fee rates may decline in the future. Any material reduction in our fee rates could reduce our profitability.
We earn a substantial majority of our revenues from the service fees that we collect from the third-party guarantee companies or our institutional funding partners on the loans facilitated through our online marketplace and the fees that we charge from the borrowers as the guarantee fees. The fee rates may vary from different business models and third-party guarantee companies or institutional funding partners. Any material reduction in our fee rates could have a material adverse effect on our business, results of operations and financial condition.
Fluctuations in interest rates could negatively affect transaction volume facilitated through our platform.
All loans facilitated through our platform are issued with fixed interest rates. We determine the interest rates of the loans on our platform primarily based on the market conditions and the general interest rate environment rather than by referencing to a specific benchmark rate such as LIBOR. The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment will likely increase the funding costs for our institutional funding partners, which may lead to a higher rate of return required by such institutional funding partners and thereby dampen their desire to fund borrowers on our platform. If we fail to respond to the fluctuations in interest rates in a timely manner and adjust our loan products offering, the potential and existing investors may lose potential interest returns in our platform and products and delay or reduce future loan investments, and the potential and existing borrowers may show less interest in our loan products and marketplace. As a result, fluctuations in the interest rate environment may discourage institutional funding partners and borrowers from participating in our platform, which may adversely affect our business.
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
We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers and institutional funding partners, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers and institutional funding partners through our platform is governed by various PRC laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and institutional funding partners, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. In addition to our own collecting team, we also use certain third-party service providers for loan collection services. Aggressive practices or misconduct by any of our third-party service providers in the course of collecting loans could damage our reputation.

Any failure to comply with any existing or future laws and regulations related to data protection may subject us to civil liabilities, administrative penalties or even criminal penalties.
The regulatory framework on data collection, using, storage, and processing is relatively new and rapidly evolving, and some of them are ambiguous. In recent years, the PRC governmental authorities have strengthened the regulation of data collection, using, storage, and processing, especially for the personal data crawled from internet websites. The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, or the MIIT, the MPS, and the State Administration for Market Regulation, or the SAMR, jointly promulgated the Notice on Rectification of Illegal Collection of Personal Information on Application, or the Notice on Illegal Collection on January 23, 2019, which requires application operators to strictly comply with the Cyber Security Law of the PRC and strengthens the personal information protection. Application operators should, among others, (i) clearly state the authorized purpose, methods and scope of the collection and usage of personal information, and obtain the consent of users for collecting and processing such users’ personal information, and (ii) establish appropriate user information protection systems with remedial measures. To further implement and interpret the Notice on Illegal Collection, the Measures on Identifying Illegality of Personal Information Collection Conducts on Application was promulgated on November 28, 2019. In July 2020, the Standing Committee of the National People’s Congress released the Data Security Law (Draft) for public comments, which requires data processing intermediaries to identify the source of data, review the identifications of data providers and users, and maintain the transaction records. Transaction of data with illegal source may result in different penalties, including but not limited to order for rectification, fines, confiscation of illegal gains, and revocation of business license or other relevant licenses. On March 22, 2021, the Cyberspace Administration Office of China, or the CAC, the MIIT, the MPS, and the SAMR jointly promulgated the
Regulations on the Scope of Necessary Personal Information Collected by the Frequently Used Mobile Applications
, or the Scope of Necessary Personal Information, which will come into effect on May 1, 2021, which provides, among others, that: (i) the application operators may not refuse to provide fundamental function services to the users for reason that such users refuse to provide the personal information out of the scope of necessity; (ii) the fundamental function service of online lending applications is to facilitate loans provided to the users online for use of personal consumption and business operation; and (iii) the necessary personal information includes the borrower’s mobile phone number, name, bank account, as well as type, number and valid period of its identity card. The different governmental authorities, including the MIIT, have been inspecting various mobile applications on the market on the enforcement of data protection and may continue to do so in the future, even with more stringent scrutiny. If the authorities deem our mobile applications as violating laws and regulations related to data protection, they may order us to make rectifications. And if they are not satisfied with our rectification, they may further order removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.
Our business depends on our employees and third-party service providers to interact with potential borrowers and institutional funding partners, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. Compliance with applicable data protection laws and regulations is a rigorous and time-intensive process. We have established a comprehensive administrative mechanism and standardized employee training system for stringent information security management, and we have received both the APP Security Certification and the APP Information Security Certification with level 3 rating, the highest rating level in security evaluation standard, from China National Computer Virus Emergency Response Center. We have also been deploying innovative technologies to promote user data protection. For example, we launched a Smart Finance Institute in 2018 for research and development in the field of artificial intelligence that can be applied in various aspects of financial services. In addition, we are also a member of the National Information Security Standardization Technical Committee and Mobile Application (APP) Security Committee, maintaining up to date knowledge and compliant regarding the latest cyber-security regulatory requirements. For the purpose of credit assessment, we also collaborate with third-party data providers to obtain the borrowers’ credit and behavior data, with general consents from the borrowers. Although we require the third-party data providers guarantee that the data provided to us is lawfully collected and legally authorized and their collaboration with us will not violate any applicable laws and regulations, we cannot assure you that the third-party data providers would strictly comply with the applicable laws and regulation during their process of data collection, using, storage, and processing. If any of our third-party data providers fails to comply with applicable data protection laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.
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

Moreover, according to the Circular 141, delinquent loans shall not be collected by means of violence, intimidation, insult, defamation, or harassment. Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, be ordered to cease business operations, and even criminal liabilities. If the collection methods we use in collecting delinquent loans are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal conducts, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven not effective, we might not be able to maintain our delinquent loan collection rate and the investors’ confidence in our platform may be negatively affected. Furthermore, the MPS promulgated the
Guidance on Several Issues for Soft Violence Regarding Criminal Case
, or the Guidance on Soft Violence, on April 9, 2019, which provides that, among others, harassments by means of internet or telecommunication to disturb people’s normal life, work, production, business, and social order may be deemed as soft violence, which may be subject to criminal liabilities. In 2019, several public security authorities in different provinces took actions against some loan collection outsourcing companies, and even criminal cases were reported to be charged against some of them. We have established strict implementation policies to ensure that our collection personnel and third-party collection service providers do not engage in aggressive practices. However, our in-house
collection team is large and we cannot assure each of them would strictly comply with our policies. Furthermore, we have no direct control over the management of third-party collection service providers. If any practices by our in-house
collection team members or our third-party collection service providers were deemed by the governmental authorities as aggressive collection or soft violence, our reputation and business would be materially and adversely affected. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the transaction volumes on our platform will decrease and our business and results of operations could be materially and adversely affected. On August 31, 2020, the MIIT published the Administrative Provisions for Text Message and Voice Call Service (Draft)
for public comments, which provides that no organization is allowed to send commercial text messages or make commercial calls to users without explicit consents of users, and the organization should no longer send messages or make calls to users if explicitly required by users. In case of violation, the relevant governmental authorities may impose penalties, including orders for rectifications, public warnings, fines from RMB10,000 to 30,000, revocation of telecommunication licenses and cessation of phone number resources.
Cyber-attacks, computer viruses, physical or electronic
break-ins
or similar disruptions of us or of a third party could result in disclosure or misuse of confidential information and misappropriation of funds of our borrowers and institutional funding partners, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.
Our platform collects, stores and processes certain personal and other sensitive data from our borrowers and institutional funding partners. The massive data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins
or similar disruptions. While we have taken steps to protect the confidential information that we have access to and put in place internal reporting procedures relating to cybersecurity incidents, our security measures could be breached. As of the date of this annual report, we have not experienced any material cyber security incidents. However, we cannot assure you that our security measures will not be breached in the future. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and institutional funding partner information to be stolen and used for criminal purposes. As personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. For example, in China, the Administrative Measures for the Security of the International Network of Computer Information Network issued in December 1997 and amended in January 2011 requires us to report any data or security breaches to the local offices of the MPS within 24 hours of any such breach. Also, the Data Security Law (Draft)
requires that the following systems relating to data or data security should be established: a data classification management system based on importance of data, a risk assessment system, a monitoring and early warning system, and an emergency disposal system.
The Cyber Security Law of the PRC
requires us to take immediate remedial measures when we discover that our products or services are subject to risks, such as security defects or bugs. Such remedial measures include, informing our borrowers and institutional funding partners of the specific risks and reporting such risks to the relevant competent departments. Any inability to protect confidential information of our borrowers and institutional funding partners could result in additional cost and liability for us, damage our reputation, inhibit the use of our platform and harm our business.

We also face indirect technology, cybersecurity and operational risks relating to the third parties upon whom we rely to facilitate or enable our business activities, including, among others, third-party online payment service providers who manage accounts for certain borrower and institutional funding partner funds. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its counterparties. Although our agreements with third-party payment service providers provide that each party is responsible for the cybersecurity of its own systems, any cyber-attack, computer viruses, physical or electronic break-ins
or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our users, and could even result in misappropriation of funds of our borrowers and institutional funding partners. If that were to occur, both we and third-party payment service providers could be held liable to borrowers and institutional funding partners who suffer losses from the misappropriation.
Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers and institutional funding partners could be severely damaged, we could incur significant liability and our business and operations could be adversely affected.
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
Currently, we rely on our third-party service providers, in particular payment companies and custodian bank, that handle the transfer of funds between borrowers and lenders, to have their own appropriate anti-money laundering policies and procedures. The payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.
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
through (c) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2020.
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
In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process loan applications or make funds available on our platform would be materially and adversely affected. The satisfactory performance, reliability and availability of our platform and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and institutional funding partners. Much of our system hardware is hosted in a leased facility located in Shanghai that is operated by our IT staff. We also maintain a real-time backup system in the same facility and a remote backup system at a separate facility also located in Shanghai. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Shanghai, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and institutional funding partners and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and institutional funding partners to abandon our platform, any of which could adversely affect our business, financial condition and results of operations.
Our platform and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.
Our platform and internal systems rely on software that is highly technical and complex. In addition, our platform and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and institutional funding partners using our platform, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.
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
In addition to our website, we also offer consumer finance products through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services
, or the APP Provisions, promulgated by the CAC on June 28, 2016 and effective on August 1, 2016. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.
We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.
We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. For example, we once received a claim from an individual asserting that he has an equity ownership in us pursuant to an alleged agreement, dated February 27, 2008, concerning Shanghai Daifeng, our then-operating entity, which involved, among other things, a contemplated sale of 27% of beneficial ownership of Shanghai Daifeng to an investor represented by the individual for US$189,000. The alleged agreement was not executed by Shanghai Daifeng and was never implemented. The contemplated sale never took place. We believe the claim is without merit.
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
We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platform and better serve borrowers and institutional funding partners. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

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
In addition, we invest significant time and expenses in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training new employees, and the quality of our services and our ability to serve borrowers and institutional funding partners could diminish, resulting in a material adverse effect to our business.
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
Our business has been adversely affected by the effects of
COVID-19
outbreaks. In early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had contracted the
COVID-19,
asking China residents to remain at home and to avoid gathering in public, and other actions. The
COVID-19
had also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. In response to the pandemic, we made remote working arrangements and suspended business travels to ensure the safety and health of our employees. All of the above measures reduced our business operation capacity, impaired our ability to collect delinquent loans, and negatively affected our operating results. The outbreak of
COVID-19
also caused an increase in default of the loans on our platform as the extension of the Chinese New Year holiday and suspension of business activities across various sectors are likely to hurt income of the borrowers on our platform. As a result, the provision for loans receivable, accounts receivable and quality assurance payable increased which negatively impacted our earnings in the first half of 2020. Also, as a result of the sharp slowdown in consumption activities and the increase in default by borrowers on our platform, our loan volume also experienced a decline in the first half of 2020 compared to the first half of 2019 and the fourth quarter of 2019 due to our adoption of a more prudent approach in facilitating new loans.
In addition, normal economic life throughout China was sharply curtailed during the outbreak of
COVID-19
and opportunities for discretionary consumption were extremely limited. Our results of operations could be adversely affected to the extent that the
COVID-19
pandemic harms the Chinese economy in general. As the pandemic erupts in countries and regions other than China in which we operate, these countries and regions would be affected by some or all or the above risks and resulting losses.
While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease, especially the duration and severity of
COVID-19
and the long-term impacts on China’s economy and our industry. Although China has been gradually recovering from the outbreak of
COVID-19
and our business operations have also experienced a recovery, but uncertainties still persists which might affect the results of our operations in the future.
In addition, our business could also be adversely affected by the effects of Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome or other epidemic, since it could require our employees to be quarantined and/or our offices to be disinfected or even temporarily closed.
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
Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended several times during 2011 to 2019 and further amended by Special Administrative Measures for the Access of Foreign Investment (Negative List) in 2020, and other applicable laws and regulations. PRC regulations impose sanctions for engaging in commercial internet information services, which is a sub-set
of value-added telecommunication business, without a value-added telecommunication service license for internet content provider, or the ICP License, and sanctions for engaging in the operation of online data processing and transaction processing, which is another sub-set
of value-added telecommunication business, without a value-added telecommunication service license for online data processing and transaction processing, or the ODPTP License. These sanctions include rectification orders and warnings from the PRC communication administrations, fines, confiscation of illegal gains, and suspension or termination of operating of the websites and mobile applications in question.
We are a Cayman Islands company and our PRC subsidiaries are considered foreign invested enterprises. Before the Interim Measures was published in August 2016, there was no clear official guidance or interpretation from the PRC government as to whether online consumer finance service was a type of value-added telecommunication services and whether its provider should be subject to value-added telecommunication regulations. However, we believe the online consumer finance services offered through our online platform constitute a type of value-added telecommunication services that foreign ownership and investment is restricted and therefore we should operate our online platform through a variable interest entity to ensure compliance with the relevant PRC laws and regulations. We have entered into the following four separate sets of contractual arrangements: (i) among Shanghai Guangjian, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), Beijing Paipairongxin, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only), a subsidiary of Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin to conduct our online lending information intermediary business in the past; (ii) among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe to provide services to our institutional funding partners; (iii) among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao to provide technological and outsourcing services to clients; (iv) among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao for new business we plan to operate in the future; and (v) among Shanghai Manyin, Shanghai Yougao and the shareholders of Shanghai Yougao for expanding our borrower base in China. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we have obtained control over Beijing Paipairongxin, Shanghai Zihe, Shanghai Nianqiao, Shanghai Ledao, Shanghai Yougao and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Shanghai PPDai has been operating our online lending information intermediary business, including, among others, operations of our www.ppdai.com website since its incorporation. Shanghai PPDai had made applications for value-added telecommunication business license with the relevant local telecommunication regulatory authority before the Interim Measures was promulgated. Due to the lack of detailed rules regulating the online consumer finance service and clarification of the nature of this innovative business model, the local telecommunication regulatory authority had tentatively put our applications on hold.

After the Interim Measures came into force, based on our communications with local telecommunication regulatory authorities, online lending information intermediaries such as us should apply for value-added telecommunication business license. However, according to the Interim Measures, an online lending information platform may initiate its application for value-added telecommunication business license only after it completes the required filing with local financial regulatory authority. In June 2017, Shanghai Financial Service Office issued a consultation draft of Implementation Measures on the Business Management of Online Lending Information Intermediaries in Shanghai. Such consultation draft sketched a proposed record-filing procedures, however, such consultation draft currently is still not formally promulgated yet and local financial regulatory authority has yet to accept the filing application for the online lending information intermediaries. As a result, we are currently unable to make the necessary filing or apply for the value-added telecommunication business license for Shanghai PPDai.
We have ceased facilitating new loans with funding from individual investors on our platform since October 2019 and improve the business model through the acquisition of better quality borrowers and transition of our investor base from individual investors to institutional funding partners. However, the interpretation of laws and regulations in the context of online consumer finance industry still remains uncertain, and it is unclear whether the online consumer finance service providers like Shanghai Zihe and its subsidiary are required to obtain the ICP License or the ODPTP License, or any other kind of value-added telecommunication service licenses, or the VATS Licenses. Although certain of our PRC subsidiaries have obtained the ICP License or the ODPTP License, it is still uncertain if they are the appropriate licenses for operating online consumer finance business as required by the regulatory authorities. The regulatory regime of online consumer finance industry evolves rapidly. The regulatory authorities in the future may explicitly require any of our VIEs or subsidiaries of our VIEs to obtain additional ICP Licenses, ODPTP Licenses, or issue new laws to institute a new kind of VATS License. We cannot assure you that we would be able to obtain the additional ICP License, the ODPTP License, or any new VATS License on a timely manner, or at all, which would subject us to the sanctions and materially and adversely affect our business, financial condition, results of operation and prospects.
In the opinion of our PRC counsel, Jingtian & Gongcheng Law Firm (Shanghai), our current ownership structure, the ownership structure of Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin and its subsidiaries, the ownership structure of Shanghai Manyin and Shanghai Zihe, the ownership structure of Shanghai Manyin and Shanghai Nianqiao, the ownership structure of Shanghai Manyin and Shanghai Ledao, the contractual arrangements among Shanghai Guangjian, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), Beijing Paipairongxin, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only) and the shareholders of Beijing Paipairongxin, the contractual arrangements among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe, the contractual arrangements among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao, the contractual arrangements among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao, and the contractual arrangements among Shanghai Manyin, Chengdu Yougao and the shareholders of Chengdu Yougao are not in violation of existing PRC laws, regulations and rules; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect.
However, Jingtian & Gongcheng Law Firm (Shanghai) has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. For example, on March 15, 2019, the National People’s Congress enacted the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still does not explicitly define whether contractual arrangement would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions promulgated by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our consolidated variable interest entities for a significant portion of our business operations, and such contractual arrangements may not be as effective as direct ownership in providing operational control.
We have relied and expect to continue to rely on contractual arrangements with our consolidated variable interest entities, namely, Beijing Paipairongxin, Shanghai Zihe, Shanghai Nianqiao, Shanghai Ledao and Chengdu Yougao, to operate our online consumer finance platform business, including the operation of www.ppdai.com website and the provision of services to institutional funding partners, as well as certain other complementary businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entities. For example, consolidated variable interest entities and shareholders of consolidated variable interest entities as well as other parties to the contractual arrangements may fail to fulfill their contractual obligations to us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.
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
The equity interests of our consolidated variable interest entities are held by Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our
co-founders
and shareholders, as well as a few of their family relatives and our employees. Their interests in our consolidated variable interest entities may differ from the interests of our company as a whole. These shareholders may breach, or cause our consolidated variable interest entities to breach, the existing contractual arrangements we have with them and our variable interest entity, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entity and its subsidiaries and receive economic benefits from them. For example, the shareholders of Beijing Paipairongxin, one of our consolidated variable interest entities, may be able to cause our agreements with Beijing Paipairongxin and Shanghai PPDai, a major subsidiary of Beijing Paipairongxin, to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.
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
While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. The growth rate of the Chinese economy has gradually slowed since 2010, and the impact of
COVID-19
on the Chinese economy in 2020 was severe. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

A severe or prolonged downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.
The
COVID-19
had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments, and materially and adversely affect our business, results of operations and financial condition.
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
The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of a new department, the CAC, (with the involvement of the State Council Information Office, the MIIT, and the MPS). The primary role of this new agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with the relevant departments in connection with online content administration and to deal with cross-ministry regulatory matters in relation to the internet industry.
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
We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with Beijing Paipairongxin and its shareholders and Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only), Shanghai Zihe, Shanghai Nianqiao, Shanghai Ledao, Chengdu Yougao and their respective shareholders in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to our consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or our consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.” Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax
profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax
profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax
profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.

In response to the persistent capital outflow and RMB’s depreciation against U.S. dollar in the fourth quarter of 2016, the PBOC and the State Administration of Foreign Exchange, or SAFE, have implemented a series of capital control measures over recent months, including stricter vetting procedures for China-based companies to remit foreign currency for overseas acquisitions, dividend payments and shareholder loan repayments. For instance, the PBOC issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises
, or the PBOC Circular 306, on November 22, 2016, which provides that offshore RMB loans provided by a domestic enterprise to offshore enterprises that it holds equity interests in shall not exceed 30% of such equity interests. The PBOC Circular 306 may constrain our PRC subsidiaries’ ability to provide offshore loans to us. The PRC government may continue to strengthen its capital controls and our PRC subsidiaries’ dividends and other distributions may be subjected to tighter scrutiny in the future. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC
shareholders or ADS holders.”
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.
Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long term loan to be provided by us to a variable interest entity of our company must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and the concurrent private placement and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
In 2008, SAFE promulgated
the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises
, or SAFE Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-Invested Enterprises
, or SAFE Circular 19. SAFE Circular 19 took effect as of June 1, 2015 and superseded SAFE Circular 142 on the same date. SAFE Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. On June 9, 2016, SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange
, or SAFE Circular 16. SAFE Circular 19 and SAFE Circular 16 continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated
enterprises or constructing or purchasing real estate not for self-use.

On October 23, 2019, SAFE promulgated
the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment
, or SAFE Circular 28. SAFE Circular 28 provides that
non-investment
foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should comply with the Negative List and other relevant PRC laws and regulations. On April 10, 2020, SAFE issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business
, or SAFE Circular 8. SAFE Circular 8 provides that on the premise of ensuring the true and compliant use of funds and compliance with the existing regulations on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. However, there are substantial uncertainties of the further implementation of SAFE Circular 28 and SAFE Circular 8. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the proceeds we receive from our offshore financing activities, which may adversely affect our business, financial condition and results of operations.
Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
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
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. In 2020, we did not enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk” for more details. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.
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
The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors
, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control
transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law
requires that the MOC shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.
PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.
SAFE promulgated
the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles
, or SAFE Circular 37, in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents or entities, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions.
SAFE Circular 37 is issued to replace
the Circular on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments through Overseas Special Purpose Vehicles
, or SAFE Circular 75.

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
Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu, and Mr. Shaofeng Gu who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the foreign exchange registrations in accordance with SAFE Circular 75 then in effect and have updated their registrations in accordance with SAFE Circular 37. They are now in the process of updating their registration required in connection with our recent corporate restructuring. Ms. Wei Luo, who indirectly hold shares in our Cayman Islands holding company and previously known to us to be a mainland China resident, has changed her citizenship to Hong Kong. Ms. Wei Luo registered in accordance with SAFE Circular 75 previously and now is seeking to update the registration in accordance with SAFE Circular 37.
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
Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed
companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company
, promulgated by SAFE in 2012, or 2012 SAFE Notices. Pursuant to 2012 SAFE Notices, PRC citizens and non-PRC
citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on employee stock incentive plans of overseas publicly-listed company.” The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on employee stock incentive plans of overseas publicly-listed company.”

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
Non-Resident
Enterprises
, or SAT Public Notice 7. SAT Public Notice 7 supersedes the rules with respect to the Indirect Transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698, which remain in force. SAT Public Notice 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698 (Article V and Article VI). SAT Public Notice 7 extends its tax jurisdiction to not only the indirect transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Public Notice 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Public Notice 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident
enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident
enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferor should be subject to withholding of applicable taxes, currently at a rate of 10%. Both the transferor and the PRC entity that directly owns the taxable assets, or the Withholding Agent, may be subject to penalties under PRC tax laws if the Withholding Agent fails to withhold the taxes and the transferor fails to pay the taxes.
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
Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On March 24, 2021, the SEC adopted interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCA Act. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The SEC is assessing how to implement other requirements of the HFCA Act, including the listing and trading prohibition requirements described above.
The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCA Act. However, some of the recommendations were more stringent than the HFCA Act. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.
The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCA Act and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCA Act are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded
“over-the-counter”
earlier than would be required by the HFCA Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
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
Our board of directors declared dividends in March 2019, March 2020 and March 2021. We may continue to declare and pay dividends in the future if our operating conditions allow. Our board of directors has discretion as to whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts at they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiary, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.
Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of March 31, 2021, we had 835,881,784 Class A ordinary shares and 581,000,000 Class B ordinary shares outstanding. Among these Class A ordinary shares, 744,624,055 Class A ordinary shares were represented by ADS. All our ADSs are freely transferable without restriction or additional registration under the Securities Act. The remaining ordinary shares outstanding will be available for sale, upon the expiration of the
180-day
lock-up
period beginning from the date of our initial public offering, subject to volume and other restrictions as applicable under Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up
period at the discretion of the representatives of the underwriters of our initial public offering. To the extent shares are released before the expiration of the lock-up
period and sold into the market, the market price of our ADSs could decline.
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
There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination
of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment is final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.
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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (2021 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
Our dual-class share structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial. We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares beneficially own 93.3% of the aggregate voting power of our company as of March 31, 2021. As a result, the existing holders of our Class B ordinary shares will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price or the opportunity to receive a premium for their shares as part of a sale of our company. These shareholders may also take actions that are not in the best interest of us or our other shareholders even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

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
We first adopted our stock option plan, or the 2013 Plan, in June 2013 for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2013 Plan was later amended and restated several times. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2013 Plan, we are authorized to grant options to purchase ordinary shares of our company. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2013 Plan is 221,917,800. As of March 31, 2021, options to purchase 127,448,390 Class A ordinary shares were granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 121,031,510 Class A ordinary shares underlying those options were issued and outstanding.
In October 2017, we adopted another share incentive plan, or the 2017 Plan. Under the 2017 Plan, we are authorized to grant options, restricted shares, and restricted share units to employees, officers, directors and individual consultants who render services to us. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000. As of March 31, 2021, options to purchase 6,885,045 Class A ordinary shares had been granted and were outstanding under the 2017 Plan and 2,955,235 Class A ordinary shares underlying those options were issued and outstanding. As of March 31, 2021, 82,472,620 restricted share units had been granted (excluding those cancelled, forfeited or expired) and 8,103,505 Class A ordinary shares underlying these restricted share units had been issued.
As a result, we incurred RMB42.2 million (US$6.5 million) share-based compensation expenses relating to options granted under the 2013 Plan and the 2017 Plan in 2020. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, we are not required to (i) have a majority of independent directors in our board of directors, (ii) have a compensation committee composed entirely of independent directors, (iii) have a minimum of three members in our audit committee, and (iv) hold annual shareholders meetings. See “Item 16G. Corporate governance.” Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.
We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2020, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.
We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our variable interest entities (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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
We have incurred increased costs as a result of being a public company, particularly after we ceased to qualify as an “emerging growth company.”
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

In August 2015, we established Wuxi Boxi Information Technology Co., Ltd. (formerly known as Wuxi PPDai Financial Information Service Co., Ltd.), or Wuxi Boxi, to provide customer services. In January 2016, we established Shanghai Paifenle Internet Technology Co., Ltd. to operate business related to our consumption loan products. The business operated by Shanghai Paifenle Internet Technology Co., Ltd. was discontinued in early 2018. In December 2016, we established Hefei PPDai Information Technology Co., Ltd., or Hefei PPDai, as another entity to provide customer services with a focus on loan collection. The business previously operated by Wuxi Boxi was gradually migrated to Hefei PPDai and other entities.
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

In December 2019, Chengdu Yougao Information Technology Co., Ltd., or Chengdu Yougao, was incorporated by Yining Xu, one of our employees. In September 2020, we entered into a series of contractual arrangements through Shanghai Manyin with Chengdu Yougao and the current shareholders of Chengdu Yougao, Yining Xu and Fei Miao, two of our employees, through which we obtained effective control over the operation of Chengdu Yougao.

B.	Business Overview
We are a leading online consumer finance platform in China with strong brand recognition. Launched in 2007, we are a pioneer in China’s online consumer finance industry connecting borrowers, whose needs are unserved or underserved by traditional financial institutions, with investors and financial institutions. As of December 31, 2020, we had over 116.1 million registered users.
We strategically focus on serving borrowers between ages of 20 and 40, the young generation that is typically more receptive to internet financial services and is poised to become the major driving force of China’s consumer finance market. Our borrowers are primarily acquired online and stretch across a large number of cities and counties in China. We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platform. In 2019 and 2020, loans originated on our platform had an average principal amount of RMB3,267 and RMB3,983 (US$610), respectively, and an average term of 8.7 months and 8.3 months, respectively. Borrowers come to our platform for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2019 and 2020, 78.1% and 88.2% of the total loan volume originated on our platform was generated from repeat borrowers who had at least one drawdown before, respectively.
We had ceased facilitating new loans with funding from individual investors on our platform since October 2019 and improve our business model through acquisition of better quality borrowers and transition of our investor base from individual investors to institutional funding partners. Our platform appeals to institutional funding partners by offering a wide spectrum of loan products. We provide our institutional funding partners with an opportunity to connect with an emerging asset class—consumer loans—and achieve attractive returns. Institutional funding partners may extend loans to borrowers that we introduce to them, relying on the preliminary credit assessment services as well as other services we provide to them. We offer attractive risk-adjusted returns supported by a set of risk management procedures and implement protection mechanisms to control and mitigate investors’ risk exposure.
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
Currently, our business primarily focuses on the PRC market. We are also expanding our business in the overseas markets, including the Philippines and Indonesia. For example, in December 2018 and June 2019, we established two subsidiaries in the Philippines, and one of them is authorized to operate as a lending company and the other is authorized to operate as a financing company. In December 2019, we established a subsidiary in Indonesia, which has received a license for Technology and Information Based Financial Lending Institution
(peer-to-peer
lending license) from the Financial Services Authority of Indonesia. In January 2020, our subsidiary in Singapore received the Capital Markets Services license from the Monetary Authority of Singapore to conduct regulated activities in dealing in capital markets products in Singapore. As of December 31, 2020, we have only generated little revenues from the overseas markets.
We generate revenues primarily by collecting transaction service fees. For loans funded by institutional funding partners, we collect transaction service fees primarily from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans.
Our operating revenues grew from RMB4.5 billion in 2018 to RMB6.0 billion in 2019 and further to RMB7.6 billion (US$1.2 million) in 2020. A substantial portion of our operating revenues for these periods were attributable to fees collected from borrowers, third party guarantee companies and institutional funding partners. Our net profit was RMB2.5 billion in 2018, RMB2.4 billion in 2019 and RMB2.0 billion (US$301.7 million) in 2020.

Our Users
Borrowers
Since our inception and up to December 31, 2020, we had facilitated loans connecting over 18.9 million borrowers from 97% of the cities and counties in China with investors. In 2019 and 2020, over 84% of our borrowers were between 20 and 40 years of age. We strategically target the young generation in general and cultivate customer loyalty, aiming to capture the vast growth opportunities as our borrowers enter into different stages of their lives and qualify for higher credit limits. The number of unique borrowers were approximately 6.8 million in 2018, 6.7 million in 2019 and 3.5 million in 2020.
Our platform features a high proportion of repeat borrowers. We have an active repeat borrower base and our borrowers tend to borrow more on our platform over time. Out of the total loan volume facilitated through our platform in 2018, 2019 and 2020, 73.6%, 78.1% and 88.2%, respectively, was generated from repeat borrowers who had successfully borrowed on our platform before.
Investors
When we started our business, our investor base only included individual investors. We expanded our investor base to cover institutional funding partners for the first time in August 2014 and have been more actively and systematically expanding such type of investor base since 2018. Accordingly, the proportion of loan origination volume funded by institutional funding partners increased more significantly since the second half of 2018. In 2019, we further increased funding for loans on our platform from institutional funding partners and gradually reduced funding from individual investors. In October 2019, we completely ceased to accept new funding from the individual investors for loans on our platform. As of March 31, 2021, the outstanding balance of loans invested by individual investors on our platform was nil.
As of December 31, 2020, we had 37 institutional funding partners active on our platform. In 2020, the proportion of loans facilitated by institutional funding partners to total loan origination volume increased to 100% in 2020 from 62.0% in 2019. The loan origination volume facilitated by institutional funding partners increased by 25.7% to RMB64.1 billion in 2020 from RMB51.0 billion in 2019. Currently, we primarily cooperate with commercial banks, private banks, consumer finance companies and trust management companies to diversify the funding sources on our platform.
As of December 31, 2020, the outstanding balance of loans funded by institutional funding partners on our platform was RMB26.4 billion (US$4.0 billion).
Our Products and Services
Loan services offered to borrowers
Our platform primarily offers standard loan products. We do not require security for loan products on our platform and generally provide loan applicants with a credit decision in around 10 minutes of application for first-time applicants and in as little as one minute for repeat borrowers. Approved borrowers typically receive loan disbursements within 24 hours following the loan listing, and in 2020, over 91.8% of total number of loans facilitated through our platform were funded within two hours. We believe these features are essential to meeting borrowers’ often imminent financing needs. Subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans on our platform if the aggregate outstanding principal amount does not exceed such borrower’s credit limit for the type of loans the borrower applies for.
Standard loan products – basic loan products
Borrowers are able to apply for standard loan products using either mobile or PC devices by providing certain basic information, including bank account information, credit card information if any, educational level, marital status, occupation, email address, social media user name if any and mobile phone number of one or two alternative contact persons, in addition to the borrowers’ PRC identity card information and mobile phone numbers which are mandatory for initial user registration.

Depending on the credit assessment result, a borrower may be eligible to apply for a loan within the approved credit limit for a term ranging from one month to 36 months. The average loan amount for our standard loan products was RMB3,266 in 2018, RMB3,250 in 2019 and RMB3,983 (US$610) in 2020. Different credit limits and borrowing costs are applicable to different tiers of borrowers based on their respective credit scores. Borrowers’ borrowing cost for taking out a standard loan on our platform include loan interest to be paid to institutional funding partners and, under certain circumstances, a guarantee service fee for services provided by financing guarantee companies. All of our standard loan products feature fixed monthly repayments, consisting of principal, interest and, where applicable, quality assurance fund contribution or guarantee service fee. Borrowers of our standard loan products may make prepayments without incurring penalties. See “—Our Platform and Transaction Process” for information on payment processing. In 2018, 2019 and 2020, the origination amount of our standard loan products totaled RMB60.4 billion, RMB81.5 billion and RMB64.1 billion (US$9.8 billion), representing 98.3%, 99.1% and 100.0%, respectively, of the total amount of the loans that were made through our platform.
Standard loan products – small business loan products
We started to offer loans products to small business owners in 2020. Small business owners are able to apply for small business loan products using either mobile or PC devices by providing basic information, including business license for their small business or self-employed license, PRC identity card information and mobile phone number, and certain optional information as applicable, including but not limited to bank account information, credit card information, educational level, marital status, email address and social media username.
The principal amount of our small business loan products varies in the range from RMB500 to RMB100,000. Small business loan products could have a term ranging from one month to twelve months. In 2020, we facilitated the borrowings on our platform for approximately 220,000 small business owners and the total origination amount of our small business loan products was RMB3.7 billion (US$0.6 billion).
Other loan products
In addition, we have offered other products and will continue to develop new products from time to time. For example, we cooperate with several third parties to offer their customers loan products similar to our standard ones but with varied features, such as more preferential interest rates. In implementing our strategy of expanding loan product offerings, we have developed and are developing new loan products. In 2018, 2019 and 2020, origination amounts of our other loan products totaled RMB1.1 billion, RMB0.7 billion and RMB37.0 million, accounting for 1.7%, 0.9% and 0.1%, respectively, of the total amount of the loans facilitated on our platform. As our business develops, we will continue to expand our loan product offerings to meet demands from different tiers of borrowers.
Services offered to institutional funding partners
We introduce borrowers to our institutional funding partners and provide preliminary credit assessment services as well as other services to them. Currently, our institutional funding partners primarily include commercial banks, private banks, consumer finance companies and trust management companies. The service arrangement between our institutional funding partners and us varies depending on the type of institutional funding partners. Institutional funding partners such as commercial banks and consumer finance companies typically extend loans with their own funds directly to the borrowers introduced by us. With respect to our institutional funding partners that are trust management companies, we usually collaborate with them to set up trusts with different types of investors to invest in loans through trusts on our platform. We typically invest in subordinate tranches in the trusts jointly established and other investors invest in senior tranches. Senior tranche investors in these trusts typically receive a fixed rate of return, whereas we, as the subordinate tranche investor, typically receive residual returns from the trusts. There are also trusts established by other investors without us making investment in such trusts. All trusts are administered by third-party trust management companies we collaborate with and such trust management companies are responsible for making investments in loans on our platform. In 2020, loans funded by institutional funding partners were RMB64.1 billion (US$9.8 billion), accounting for 100% of our total loan origination volume.

Investment services offered to individual investors in the past
Our online lending information intermediary business used to provide investment options that cater to the needs of individual investors. Historically, our investment programs enabled individual investors to enjoy investment returns while minimizing the time needed to manage their investments.
Before the launch of our
re-designed
investment programs in March 2018, we used to offer three types of investment programs (namely investment programs with fixed investing periods, investment programs with step-up
returns, and investment programs with flexible investing periods) with different estimated rates of return and various terms up to 18 months. Individual investors could freely choose to invest in any investment programs based on their investment preference after committing a minimum amount of RMB100 (US$15.3).
We ceased offering investment programs with flexible investing periods and investment programs with step-up
returns in July 2017 and March 2018, respectively, and launched new investment programs by re-designing
our previous investment programs with fixed investing periods. Our new investment programs were featured by lock-up
periods of various length and different estimated rates of return. By committing a minimum amount of RMB1,000 (US$153.3), individual investors could freely choose to invest in new investment programs with different lock-up
periods and estimated rates of return. By opting for our new investment programs, individual investors authorized our platform to make investments in loans on our platform with different sizes, terms and interest rates, and after the expiration of the preset lock-up
periods, to transfer their creditor’s rights to other investors on their behalf or extend the program tenor under certain circumstances at the individual investors’ option. The underlying loans we invested had weighted-average interest rates higher than the lower limit of the estimated rates of return of each investment program. Individual investors were able to exit before maturity of the investment program by transferring their creditor’s right to other investors on our platform after the preset lock-up
period. In the event that the underlying loans invested by an individual investor through our investment programs failed to be transferred after expiration of the preset lock-up
periods, the individual investor would continue to be a creditor of the underlying loans. The lock-up
periods of our new investment programs typically ranged from 15 days to 540 days. We charged management fees to individual investors who subscribed investment programs and collected such fees when an investment program ended at its maturity.
We ceased to offer new investment services to individual investors on our platform in October 2019. As of March 31, 2021, the outstanding balance of loans invested by individual investors on our platform was nil.
Our Platform and Transaction Process
We incorporate advanced technology into every step of the transaction process on our platform to provide a better experience to our borrowers and our institutional funding partners. The entire process appears simple, seamless and efficient but our platform leverages sophisticated, proprietary technology to make it possible. Set forth below is a description of the transaction process of our standard loan products facilitated on our platform between borrowers and institutional funding partners.
Step 1: Initial Application
Prospective borrowers are able to initiate applications online anytime, anywhere through our mobile applications and website. Potential borrowers may generally complete the application process for our standard loan products within a few minutes by providing the requested personal details, the type of information readily available to the application, and taking a selfie in real time holding the applicant’s PRC identity card if the loan application is initiated via mobile applications. If the applicant is a small business owner, they are provided with an option to upload the business license of their small business to the platform.
Step 2: Fraud Detection and Credit Assessment
Following the application for a standard loan product or a small business loan product, our system helps to aggregate the data, run our anti-fraud model, conduct credit assessment and decide whether to extend credit, except where manual review process is triggered.

Upon submission of a complete application, our system begins to match the application with data from both internal and external sources, including information provided by the prospective borrowers, data gleaned from third-party data partners, and data aggregated from the internet using our proprietary data collection technologies with due authorization from the prospective borrowers. Information aggregated, and later used for fraud detection and creditworthiness evaluation, includes basic background information, such as age, gender and occupation, behavioral data, and if available, borrowers’ credit history, such as personal credit information maintained by the Credit Reference Center under the PBOC. For repeat borrowers, historical loan performance data accumulated on our platform will also be incorporated into the borrowers’ profile.
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
Following the fraud detection, we initiate a credit review process using our proprietary Magic Mirror Model to generate a Magic Mirror score for the prospective borrower. Each Magic Mirror score corresponds to a credit level in the range of I to VIII, with Level I representing the lowest risk and Level VIII representing the highest risk. See “—Risk Management—Proprietary Credit Scoring and Risk Pricing Models.” Applicants classified as Level VIII will be declined, and applicants falling under other credit levels will be assigned by our risk pricing system the approved credit amounts, maximum loan terms and applicable interest rates and other loan characteristics which are determined based on their respective Magic Mirror scores. In 2020, among all the loan applications approved on our platform, 99.3% went through the automated process. The remaining 0.7% in the respective periods often requiring additional information or verification, are forwarded to our credit assessment team for manual review. The manual review process generally takes one to three days. Following this review, our credit assessment team will either approve the loan with one or more approved sets of loan characteristics or decline the loan application.
Borrowers who pass our fraud detection and credit assessment procedures will be introduced to our institutional funding partners. See “—Our Platform and Transaction Process—Step 3: Loan Listing and Funding” for details. Borrowers who do not obtain our preliminary credit assessment approval will be introduced to third-party platforms for matching them with investors on such third-party platforms. Once those borrowers pass the relevant fraud detection and credit assessment procedures on such third-party platforms and successfully match with investors on these third-party platforms, we will charge service fees from these third-party platforms.
Step 3: Loan Listing and Funding
Loan funding process with institutional funding partners can be categorized into direct lending model and trust arrangement model.
Direct lending model
Our institutional funding partners that are commercial banks and consumer finance companies typically invest under the direct lending model. Under this model, our institutional funding partners typically extend loans with their own funds directly to the borrowers introduced by us. After obtaining our preliminary credit assessment and approval, the borrowers may submit the final loan amount and loan term within the parameters of the credit approval. Our proprietary system will then match and refer qualified borrowers to our institutional funding partners based on their specific requirements of borrower profiles, such as credit limits or ticket size. Our institutional funding partners will then review the credit application and our preliminary credit assessment of the borrower introduced by us in accordance with their own credit assessment standards and decide to approve or decline the loan application. Once the borrower’s credit application is approved, our institutional funding partners will then directly disburse the loan amounts to the borrower’s bank account.
Historically, we also collaborated with third-party online lending information under this direct lending model. Third-party online lending information intermediaries generally matched qualified borrowers introduced by us with investors on their platforms. Loans were funded by investors on their platforms upon a successful match. In light of the tightening regulatory environment and due to a lack of clear statutory interpretation and application of the relevant rules, we ceased offering new loans to third-party online lending information intermediaries since December 2019.

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
In 2020, loans funded by institutional funding partners on our platform amounted to RMB64.1 billion (US$9.8 billion).
Step 4: Loan Servicing and Collection
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
We have a collection team of over 600 employees as of December 31, 2020 and have developed a systematic process to handle collection of delinquent loans. Upon becoming delinquent, a loan enters into our collection process, which is divided into stages based on severity of delinquency. The first
90-day
collection period is typically handled by our collection team although we also engage third-party payment collection service providers to assist us from time to time. Primary collection measures, including text message reminders, phone calls, legal letters and legal proceedings, are taken in succession as a loan becomes increasingly overdue. If a loan remains overdue after the
90-day
period, we then outsource loan collection to third-party service providers to optimize collection efficiency. Any amount recovered from the borrower will be remitted to first cover third-party collection expenses, if any, then to repay overdue principal and interest. Any remaining amount will be used to pay the late payment penalty and the collection fee charged to the borrower.

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

•	historical credit data accumulated through our online platform;

•	behavioral data that we glean from an applicant’s behaviors as they apply for loans, such as the location of the applicant or the use of multiple devices to access our platform;

•	personal identity information maintained by an organization operated under the MPS;

•	background information, such as education level and marital status, collected from prospective borrowers;

•	personal credit information maintained by the Credit Reference Center under the PBOC, which is authorized by the borrowers to our platform to access; and

•	list and database of fraud cases.
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

Investor Protection
We provide quality assurance commitments to our institutional funding partners. We also used to employ two types of investor protection mechanisms to help limit individual investors’ risk exposure on our online lending intermediary platform in the past: quality assurance fund and investor reserve fund. The following is a summary of the latest features of our quality assurance commitments, quality assurance fund and investor reserve funds.
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
In addition, we also provide quality assurance commitments through cooperation with third-party insurance companies. Under this arrangement, if borrowers introduced by us defaults, our institutional funding partners are able to seek insurance compensations under the insurance policies from third-party insurance companies. In some cases, if the overdue amount exceeds insurance coverage, the remaining overdue amount will be repaid by a third-party guarantee companies engaged by us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Limitations on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.
In 2019 and 2020, we incorporated three financing guarantee companies in Fujian, Tianjin and Hainan. In some cases, our own financing guarantee companies provide financing guarantee services directly to our institutional funding partners for loans funded by them.
Quality Assurance Fund
Under our previous quality assurance mechanism, we provided protection for individual investors who invested in the loans taken out by those borrowers who contributed to the quality assurance fund. Certain borrowers of our standard loans and all borrowers of our handy cash loans and consumption loans were required to make contributions to the respective quality assurance fund.
In February 2018, we launched a new quality assurance program, or the New QAF Program, by partnering with China United SME Guarantee Corporation, or Sino Guarantee, a Chinese financial services company that provides credit-enhancement services for financial products and risk-sharing services to small and medium enterprises. Beginning from February 9, 2018, investments in new eligible loans facilitated on our platform were protected by the New QAF Program, and relevant borrowers were required to contribute to a quality assurance fund managed by Sino Guarantee under rules that were substantially the same as those applicable to the previous quality assurance fund. Sino Guarantee made payouts based on the relevant rules set out by us. After the launch of the New QAF Program, we continued to manage the existing quality assurance fund for eligible loans facilitated before February 9, 2018. Whether under our previous quality assurance fund mechanism or under the New QAF Program, when a borrower became delinquent for one day in repaying an installment of principal and interest of a loan, we withdrew an amount from the dedicated account to repay the delinquent installment of principal and interest to the corresponding individual investors. The repayments were made in succession according to the age of the delinquency—the earliest delinquent installment was repaid first. We adjusted our quality assurance fund contribution policy from time to time based on our monitoring of market risks. We determined the quality assurance fund contributions required from a borrower by taking into consideration delinquency rate of loans taken out by borrowers with similar risk profile.

Due to our business model transformation, we have discontinued setting aside quality assurance fund from the individual investors since the third quarter of 2019.
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
technology include:

•
Data Science
. Data science technology is extensively used in various aspects of our operations. Our data mining and user behavior analytics capabilities allow us to build a comprehensive credit profile for each borrower. Our multi-dimensional real-time analytics capabilities enable fast and accurate credit decisions. In 2019 and 2020, a total of 251.4 million and 160.9 million investment transactions were matched on our platform, respectively. Data-based machine learning is also used in numerous applications, such as improving fraud detection, optimizing marketing resource allocation and increasing collection efficiency.

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

Intellectual Property
We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of the March 31, 2021, we have (i) registered 12 patents in China including our proprietary facial recognition technology used for fraud detection and applied for 125 additional patents with the PRC State Intellectual Property Office, (ii) registered 171 software copyrights with the PRC National Copyright Administration, (iii) registered 179 domain names, including ppdai.com, and (iv) registered 245 trademarks, including our “FINV,” “PPDAI,” “信也”, “拍拍贷” and “魔镜” trademarks.
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
Sales and Marketing
Our market position benefits significantly from our large user base and our strong brand recognition throughout China. We believe that our variety of loan products that offer attractive returns, as well as our effective risk management and various protection mechanisms lead to strong word-of-mouth
promotion, which drives awareness of our brand among our users and business partners.
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
Competition
Online consumer finance market is an emerging industry in China. It provides a new means for consumers to obtain financing. As a leading player in China’s online consumer finance platform market, we face intensive competition from other online marketplaces, online finance service providers, technology giant backed internet finance platforms, as well as traditional financial institutions. Consumer finance marketplaces which operate online platforms connecting borrowers and institutional funding partners compete directly with us for both borrowers and institutional funding partners. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our larger competitors have substantially broader product or service offerings and rich financial resources to support heavy spending on sales and marketing. We believe that our ability to compete effectively for borrowers and institutional funding partners depends on many factors, including the variety of our products, user experience on our platform, effectiveness of our risk management, the return offered to institutional funding partners, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brands.
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
Regulations Relating to Online Consumer Finance Services
Due to the relatively brief history of the online consumer finance industry in China, the regulatory framework governing our industry has not developed comprehensively. The PRC government and relevant regulatory authorities have issued various laws and regulations governing the online consumer finance industry in the past few years.
Regulations on online lending information intermediaries
On July 18, 2015, the
Guidelines on Promoting the Healthy Development of Online Finance Industry
, or the Guidelines, were promulgated by ten PRC regulatory agencies, including the PBOC, the MIIT and the CBRC. The Guidelines define online peer-to-peer
lending and borrowing as direct loans between lenders and borrowers through an online platform, which is under the supervision of the CBRC, and governed by the Contract Law of the PRC, the General Principles of the Civil Law of the PRC, and related judicial interpretations promulgated by the Supreme People’s Court. The Contract Law of the PRC, and the General Principles of the Civil Law of the PRC, had been repealed by the Civil Code of the PRC, and the Civil Code of the PRC integrates the rules and guidelines set forth by the Contract Law, the General Principles of the Civil Law, the General Provisions of the Civil Law and other basic civil laws of the PRC. Pursuant to the Guidelines, a company that provides online lending information services shall make it clear its nature of being an information intermediary and provide information services rather than engage in illegal fund-raising, which further requires such company to separate funds of the borrowers and the investors from its own funds.

On April 13, 2016, the CBRC issued the
Notice on the Implementation Plan of the Special Rectification of
Peer-to-peer
Online Lending Risk by the General Office of the State Council
. By categorizing the market players based on their different levels of legal compliance, the CBRC started to regulate the online peer-to-peer
lending service industry.
On August 17, 2016, the CBRC, the MIIT, the MPS and the CAC jointly issued the
Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries
, or the Interim Measures. The Interim Measures also define the online lending information service providers as financial information intermediaries.
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
The Interim Measures require that online lending information service providers shall restrict the maximum balance of fund borrowed by the same borrower on the same online lending information intermediary platform as well as on several such online lending information intermediary platforms so as to prevent credit concentration risks. The maximum balance of fund borrowed by any individual on the same online lending information intermediary lending platform shall be RMB200,000 (US$30,651.3), and the maximum total balance of the fund borrowed by the same individual on several lending information intermediary platforms shall be RMB1,000,000 (US$153,256.7). The maximum balance of fund borrowed by any entity or other kind of organization on the same online lending information intermediary platform shall be RMB1,000,000 (US$153,256.7), and the aggregate maximum total balance of fund borrowed by any entity or other kind of organization on all online lending information intermediary platforms shall be RMB5,000,000 (US$766,283.5).
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
Pursuant to the Interim Measures, if an online lending information service provider violates any applicable laws, regulations or relevant regulatory provisions relating to online lending information services, sanctions could be imposed by the local financial regulatory departments or other relevant regulatory departments, including, among others, supervision interviews, regulatory warning, correction order, condemnation, credit record modification, fine up to RMB30,000 (US$4,597.7), and criminal liabilities if the act constitutes a criminal offense.
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
Pursuant to the aforementioned changes of laws and regulations governing online consumer finance, we have ceased facilitating new loans with funding from individual investors on our platform since October 2019 and improve our business model through acquisition of better quality borrowers and transition of our investor base from individual investors to institutional funding partners.
Regulations on lending activities
The PRC Contract Law confirms the validity of loan agreement between individuals and provides that a loan agreement becomes effective when an individual lender provides loan to an individual borrower provided that the interest rates charged under the loan agreement do not violate the applicable provisions of the PRC laws and regulations.
The 13
th
National People’s Congress approved the Civil Code of the PRC on May 22, 2020. Upon the effectiveness of the Civil Code of the PRC on January 1, 2021, the PRC Contract Law, the General Provisions of the PRC Civil Law, and the General Principles of the PRC Civil Law have been abolished and replaced, while their provisions are generally incorporated into the Civil Code of the PRC with certain changes and supplements. It remains unclear with respect to the relevant interpretations and implementations of certain provisions of the Civil Code of the PRC and how these provisions of the Civil Code of the PRC will apply to our business operations. For example, pursuant to the Civil Code of the PRC, usurious loans are explicitly banned, but a clear definition or interpretation of “usurious loans” is not provided. Pursuant to the General Provisions of the PRC Civil Law, the statute of limitations for civil disputes, including breach of contract, is two years from the date on which the party concerned know or should have known of the infringement of its rights. The General Provisions of the PRC Civil Law had been repealed upon the effectiveness of the Civil Code of the PRC on January 1, 2021, pursuant to which the statute of limitations for civil disputes, including breach of contract, is three years from the date on which the party concerned know or should have known of the infringement of its rights. As of the date of this annual report, the current judicial interpretation is still unclear whether the two-year
or the three-year statute of limitations should apply for the civil disputes relating to the default loans funded by the individual investors and facilitated on our platform before January 1, 2021. We cannot rule out the possibility that certain of our operation activities would be deemed to violate or not fully comply with the Civil Code of the PRC. If that happens, our business, results of operations and financial condition would be materially and adversely affected.
On September 4, 2020, nine local governmental authorities in Shanghai jointly issued the Guidance on Further Strengthening the Administration of Financial Advertisement
, which stipulates, among others, that (i) advertisements released by financial institutions and financial service providers should be within the scope permitted by the local governmental authorities; (ii) any market players without the relevant financial business qualifications cannot advertise or promote financial business; (iii) the financial advertisements should not induce purchase of improper financial products or services; and (iv) financial service provider is required to disclose name of its client when acting as an intermediary.
In accordance with the
Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases
issued by the Supreme People’s Court on August 6, 2015, or the Private Lending Judicial Interpretations, in the event that loans are made through an online lending information intermediary platform and the platform only provides intermediary services, courts shall dismiss any claim concerned against the platform demanding the repayment of loans by the platform as a guarantor.
The Private Lending Judicial Interpretations also provide that agreements between lenders and borrowers on loans with interest rates below 24% per annum are valid and enforceable. As to the loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest on the loans has already been paid to the lender, and so long as such payment has not damaged the interest of the state, the community and any third parties, the courts will turn down the borrower’s request to demand the return of the excess interest payment. If the annual interest rate of a private loan is higher than 36%, the agreement on the excess part of the interest is invalid, and if the borrower requests the lender to return the part of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. The interest rates of all our loan products are below 36%. In addition, on August 4, 2017, the Supreme People’s Court issued the
Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases
, which provides, among others, that (i) the claim of the borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high shall be supported by the PRC courts; (ii) in the context of Internet finance disputes, if the online lending information intermediary platforms and the lender circumvent the upper limit of the judicially protected interest rate by charging intermediary fee, it shall be determined as invalid; and (iii) private lending transaction is defined as lending between individuals, legal persons and other organizations. Loans funded by financial institutions which are licensed by financial regulatory authorities are not private lending transactions.

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions on Several Issues Concerning Laws Applicable to Trial of Private Lending Cases
, which is further amended by the Supreme People’s Court on December 29, 2020, or the Private Lending Judicial Interpretation Amendment, which amended the upper limit of private lending interest rates under judicial protection. The Private Lending Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the people’s court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year
Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year
Loan Prime Rate refers to the
one-year
loan market quoted interest rate issued by the National Bank Interbank Funding Center which was authorized by the PBOC, on the 20 th
of each month since August 20, 2019. According to the Private Lending Judicial Interpretation Amendment, the upper limit of interest rates of 24% and 36% provided in the 2015 Private Lending Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion in total exceeding the Quadruple LPR Limit shall not be supported by the people’s court. The Private Lending Judicial Interpretation Amendment applies to new first-instance cases of private lending disputes accepted by the People’s Court after the implementation of the Judicial Interpretation Amendment on August 20, 2020. If the lending occurred before August 20, 2019, the upper limit of the protected interest rate can be determined by referring to four times of the one-year
Loan Prime Rate at the time of the plaintiff’s filing of lawsuit. On January 21, 2021, in the response letter to the Guangdong High People’s Court relating to the inquiry on the scope of application of the Private Lending Judicial Interpretation Amendment issued by the Supreme People’s Court, it further clarifies that seven types of financial organizations, including micro-loan lending companies and financing guarantee companies, are financial institutions licensed by the financial administrative authorities, and the disputes arising out of their financial business activities do not apply to the Private Lending Judicial Interpretation Amendment. However, as the regulatory authorities have wide discretion in administration, interpretation and enforcement of the laws and regulations, we cannot rule out the possibility that the regulatory authorities may hold different opinions on whether Quadruple LPR Limit applies to the loans funded by financial institutions on our platform. For example, according to the Notice on Regulating and Rectifying “Cash Loan” Business
, or Circular 141, promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, in the context of “cash loan” business operated by various types of institutions, the aggregated borrowing costs of borrower charged in forms of interests and all kinds of fees should be annualized and subject to the upper limit on interest rate of private lending set forth in the judicial interpretations issued by the Supreme People’s Court. On March 31, 2021, the PBOC released its No. 3 announcement in 2021, or the PBOC No. 3 Announcement, which stipulates, among others, that the annual interest rate of a loan should be the annualized form of ratio calculated based on the percentage of all expenses charged from the borrower for the borrowing to the principal actually borrowed by this borrower. The expenses charged from the borrower include the interests and the various expenses directly related to the borrowing. If the loan is repaid in installments, the remaining principal after the deduction of the total repaid principal should be deemed as the actual borrowed principal when calculating the annual interest rate. Compound interest rate and simple interest rate are both allowed to be used to calculate the annual interest rate, provided that if simple interest rate is used, it should be explicitly disclosed to the borrower. The PBOC No. 3 Announcement applies to deposit-taking financial institutions, consumer finance companies, micro-loan lending company, and internet platforms providing loan application services like us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Interest rates of certain of our loan products exceed the statutory interest rate limit and therefore part of the interests is not enforceable through the PRC judicial system.”
The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, unsecured, and no qualification requirement on customers, among others. The Circular 141 also sets forth several general requirements with respect to “cash loan” business, including but without limitation: (i) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court;(ii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off
period; (iii) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model; (iv) all institutions are prohibited from extending any loans to any persons without repayment source or repayment capacity, or loans with no designated use of proceed; (v) funds from banks cannot be used for “cash loan” or “campus loan”; and (vi) in the case where a financial institution participates in the “cash loan” business, any third parties are not allowed to charge borrowers any interests or fees. Circular 141 further provides that financial institutions cooperating with third parties to engage in lending business (i) are not allowed to outsource any core lending business operations, such as credit assessment and risk management, to third parties, (ii) are not allowed to accept any credit enhancement provided by third parties without any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks, (iii) should comply with the judicial interpretations by the Supreme People’s Court of the PRC regarding interest rates in private lending regarding the annual borrowing cost charged to a borrower, i.e. interests plus other fees, and (iv) should ensure that third parties do not collect any interests or fees from borrowers.

Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, be ordered to cease business operations, and even criminal liabilities.
On July 12, 2020 the CBIRC promulgated the Interim Measures for Commercial Banks Doing Online Lending Business, or the Interim Measures for Banks, pursuant to which the banks may collaborate with financing guarantee companies,
e-commerce
business companies, third-party payment companies and information technology companies in various online lending business processes and activities, including but not limited to client referral, joint loan origination, risk distribution, information technology and loan collection. However, when collaborating with third parties for online lending businesses, the banks are required to independently manage core risk control procedures, such as the credit assessment and contract conclusion, and should be responsible for post-loan managements. Each of the regional banks, which is an important category of our institutional funding partners, should (i) provide online lending services primarily to its local clients, (ii) be prudent to extend loans to borrowers who reside outside its region, and (iii) take appropriate measures to monitor the business operations when serving the clients who are located outside its region. The banks may not accept credit enhancements, in a direct or a disguised form, provided by a third-party partner without financing guarantee license or credit security insurance license. The banks shall adopt appropriate measures to monitor the use of loan proceeds. The banks should evaluate and review the online lending partners they collaborate with at least once a year and terminate the cooperation if any incompetency is identified. On February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks
, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. The outstanding balance of online loans extended by a bank in collaboration with third-party platforms should not exceed 50% of the bank’s total outstanding balance. Where a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner shall not be less than 30%. Circular 24 further strengthens the requirement that commercial banks are strictly prohibited from outsourcing the material procedures of loan management, and local commercial banks from engaging in an online loan business outside the territory of their registered place. The requirements on the limit of 30% lower limit for the joint lending loans and the cross-regional prohibition will take effect on January 1, 2022. The non-conforming
legacy loans that extended before the promulgation of Circular 24 may be settled on their relative maturity dates. With certain limited exceptions, the Interim Measures for Banks and Circular 24 apply to the consumer finance companies and trust companies when they conduct online lending business. As our institutional funding partners include commercial banks, consumer finance companies and trust companies, they are required to evaluate and review us as required by the Interim Measures for Banks. If any of our institutional funding partners identifies any incompetency of us in such evaluation and review, it may terminate the cooperation with us and our business and operation results would be adversely and materially affected. Furthermore, we act as an intermediary between institutional funding partners and borrowers, and we cannot assure you that all the institutional funding partners we cooperate with have been and will be in strict compliance with the Interim Measures for Banks and Circular 24.

Regulations on illegal financial institutions and intermediaries
The
Measures for Banning of Illegal Financial Institutions and Illegal Financial Business Operations
, or the Measures for Illegal Financial Institutions, promulgated by the State Council on July 13,1998, provides that the establishment of financial institution should be subject to the approval of People’s Bank of China, or PBOC. Without such approval, no entity or individual may establish financial institution or conduct financial business operation. Pursuant to the Measures for Illegal Financial Institutions, extending loans without the approval of PBOC is deemed as illegal financial business operation and the entity extending loans without the approval of PBOC is deemed as an illegal financial institution. The online consumer finance industry is new and developing rapidly, and the regulatory environment has evolved since the promulgation of the Measures for Illegal Financial Institutions. There are uncertainties as to the interpretation of the Measures for Illegal Financial Institutions as well as whether such laws and regulations are applicable to us or our business. Shanghai PPDai acted as an information intermediary for borrowers and individual investors and was not a party to the loan agreements of loans facilitated through our platform. We entered into a custody account arrangement with China Merchants Bank, whereby funds of borrowers and individual investors were deposited into and settled by custodian bank. Our custody account arrangement with China Merchants Bank expired on March 19, 2020. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.” Furthermore, in some cases we repaid outstanding balance of certain loans to the individual investors on our platform. In connection with our quality assurance commitments provided through third-party financing guarantee companies, we purchased creditor’s rights from third-party financing guarantee companies after these financing guarantee company repay the full overdue amounts to our institutional funding partners. We may be deemed to be financing loans without the approval of PBOC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be deemed to finance certain loans and therefore subject us to regulatory risks.” If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.” Although the trust management companies that administer the trusts have been licensed and approved by the financial regulatory authorities to extend loans and we believe that it is the licensed trust management companies, not us, that extend loans to the borrowers under such trust arrangements, we cannot assure you that the financial regulatory authorities will hold the same view as ours. Our investments in the trusts may be deemed to be extending loans to the borrowers and we may be regarded as a lender in this arrangements, and therefore we may be deemed to be an illegal financial institution, which may subject us to penalties, including confiscation of illegal gains together with a fine from one time to five times of the illegal gains, or a fine of RMB100,000 to RMB500,000 if there are no illegal gains, and criminal liability if the violation constitutes a criminal offense.
In addition, the Supreme People’s Court, the Supreme Peoples’ Procuratorate, the MPS, and the Ministry of Justice jointly issued the
Guidance on Several Issues for Illegal Lending Regarding Criminal Case
, or the Guidance on Illegal Lending, on July 23, 2019, which provides, among others, that (i) if any entity or individual is engaged in extending loans to the unspecified public individuals consistently for the purpose of profits and without the approval from the regulatory authorities or outside its business scope, which disturbs the stability of financial markets, such entity or individual may face a criminal charge of unfair competition and may be imposed criminal liability in accordance with the applicable laws and regulations; “extending loans to the unspecified public individuals consistently” refers to extending loans to entities and individuals no less than ten times within two years; and (ii) if the actual annual interest rate of the loans extended by such entity or individual exceeds 36%, it would be deemed as an aggravated circumstance when such entity or individual face the abovementioned criminal charge of unfair competition. The Guidance on Illegal Lending is new and does not provide a clear definition to calculate the actual annual interest rate, and it is still unclear how the regulatory authorities will interpret and implement it in the future. We cannot rule out the possibility that regulatory authorities may deem our operation activities under the trust arrangements as unfair competition and impose criminal liability on us. If that happens, our business, results of operations and financial condition would be materially and adversely affected.
According to the Civil Code of the PRC, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity for entering into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business practice of connecting our institutional funding partners with individual borrowers may constitute intermediary service, and our service agreements with borrowers and institutional funding partners may be deemed as intermediation contracts under the Civil Code of the PRC. Pursuant to the Civil Code of the PRC, an intermediary must provide true information relating to the proposed contract. If an intermediary conceals any material fact intentionally or provides false information in connection with the conclusion of the proposed contract, which results in harm to the client’s interests, the intermediary may not claim for service fees and is liable for the damages caused.
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

The Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, was promulgated by the State Council on June 21, 2017 and took effect on October 1, 2017. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies should be subject to the approval of the competent government authority, and unless otherwise stipulated, no entity is allowed to operate the financing guarantee business without such approval. If any entity operates the financing guarantee business without such approval, the entity may be subject to penalties, including termination or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the applicable laws and regulations. In October 2019, the CBIRC, together with eight other regulatory agencies jointly promulgated the
Supplemental Rules to the Administration of Financing Guarantee Companies
, or the Supplements to the Financing Guarantee Rules, which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business. On July 14, 2020, the CBIRC issued the Guidelines for
Off-Site
Supervision of Financing Guarantee Companies
, or the
Off-Site
Supervision Guidelines, which took effect on September 1, 2020. The
Off-Site
Supervision Guidelines provides, among others, that (i) the relevant regulatory authorities and CBIRC shall collect data and non-data
information from the financing guarantee companies and banks respectively; (ii) financing guarantee companies shall establish and implement an off-site
supervision information report system and submit data and
non-data
information timely according to the requirements of the competent regulatory authorities; and (iii) for the off-site
supervision, the competent regulatory authorities shall mainly focus on the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators and investment conditions of financing guarantee companies.
We incorporate three financing guarantee companies and provide quality assurance commitments to our institutional funding partners either through our own financing guarantee subsidiaries or through third-party financing guarantee companies/insurance companies. We are subject to certain regulatory risks as a result of such business practices. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Limitations on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.”
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
Regulations Relating to Credit Reference
On January 21, 2013, the State Council promulgated the
Stipulations for Regulating Credit Reference
, provides that any person or organization that conducts personal credit reference business without approval of the competent credit reference administrative department of the State Council may be subject to penalties, including cessation of business operations, confiscation of illegal gains, imposing fines from RMB50,000 to RMB500,000, and even criminal liability. On January 11, 2021, the PBOC released the
Measures for Regulating Credit Reference (Draft)
, the 2021 Draft, for public comments, which provides that (i) the credit information includes, but is not limited to, information relating to identity, address, debt, finance, payment and consumption, as well as analysis and appraisal of an individual or a business association prepared based on such information; (ii) services relating to user profiles, user scorings, user ratings and anti-fraud products are deemed as credit reference services, which should be approved by the competent credit reference administrative authority. We provide borrower referral and preliminary credit assessment services to our institutional funding partners; and (iii) information processors who collaborate with credit reference agencies shall enter into cooperation agreements and file such cooperation agreements with the PBOC or its provincial branches. The 2021 Draft was released for public comments only, and significant uncertainties exist with respect to its enactment timetable, interpretation and implementation. We believe that we are positioned as an intermediary and our services are to facilitate loan applications of borrowers on our platform to institutional funding partners, which are not credit reference services. However, we cannot assure you that the regulatory authorities may share the same view as ours.
Regulations Relating to Wealth Management
On March 28, 2018, National Internet Finance Rectification Office issued the
Notice on Strengthening Rectification and Carrying Out Inspection Acceptance Work of Online Asset Management Operations
, or Circular 29, which provided that without the license or approval from the PRC financial regulatory authorities, no entity may issue or sell asset management products through the internet. The application and interpretation of Circular 29, including the definition of “asset management product,” are ambiguous and may be inconsistent between different government authorities. Any entity that violates Circular 29 may be deemed to be engaged in illegal financial business operations and be subject to administrative sanctions, such as revocation of telecommunication license, revocation of business license, closure of business website, removal of mobile application from application stores and application distributing channels, require financial institutions not to provide any financial services to such entity, and even criminal liability. On April 27, 2018 the PBOC, the CBIRC, the CSRC, and the SAFE issued the
Guiding Opinions on Regulating the Asset Management Business of Financial Institutions
, or the New Asset Management Rule, which provides, among others, that (i) the “asset management products” includes, among others, the non-guaranteed
bank wealth management products, trust wealth management products, asset management products issued by security companies and their subsidiaries, fund management companies and their subsidiaries, futures companies and their subsidiaries, insurance asset management institutions, financial asset investment companies;
(ii) non-financial
institutions and individuals are not allowed to sell the asset management products as a role of an agent without permission of the financial regulatory authorities; and (iii) “sell as a role of an agent” refers to recommending and selling asset management products legally issued by third-party institutions to the investors within its own sales channels.
Non-financial
institutions in violation of the New Asset Management Rule to publicly advertise asset management products through the internet may be deemed as illegal fund-raising, illegal securities offering, or illegal absorbing public deposits, and subject to penalties according to the laws and regulations, including criminal liabilities.

According to
the Administrative Measures on Supervision of Selling Company of Public Offered Securities Investment Funds
, or the Funds Selling Supervision Measures, which was issued by the CSRC and the PBOC and became effective on October 1, 2020, no one may engage in selling promotion, share offering, subscription, redemption of investment funds or providing fund account record checking services or other related activities without filing with the local branches of the CSRC and obtaining the relevant fund selling business qualifications. On January 13, 2021 the PBOC and the China Banking and Insurance Regulatory Commission, or the CBIRC, jointly issued the Guidance of Online Personal Deposit Business by Commercial Banks
, or the Guidance of Online Deposit, which provides that commercial banks can only carry out online deposit selling on its own websites. Third-party online platforms are prohibited from providing commercial banks any services relating to advertisements, product display, information transmission or purchasing portals. The non-conforming
legacy products sold before the publish of the Guidance of Online Deposit may be settled on their relevant maturity dates. Currently, we provide a channel for our users to purchase securities investment funds and we are not directly involved in the sales of those funds. However, we may be deemed by the regulatory authorities as engaging in fund selling promotion and providing fund account record checking services without filing with the local branches of CSRC and obtaining the relevant fund selling business qualifications, which would be deemed as violation to the Funds Selling Supervision Measures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our practice is deemed to violate any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”
Regulations Relating to Foreign Investment
Investment activities in the PRC by foreign investors are governed by the
Guidance Catalog of Industries for Foreign Investment
, or the Catalog, which was promulgated and is amended from time to time by the MOC and the National Development and Reform Commission. The Catalog divides industries into three categories in terms of foreign investment, which are “encouraged”, “restricted” and “prohibited”, and all industries not listed under one of these categories are generally deemed to be permitted. Foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended several times during 2011 to 2019 and further amended by Special Administrative Measures for the Access of Foreign Investment (Negative List) in 2020, and other applicable laws and regulations.
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
, or the APP Provisions, which was promulgated by the CAC, on June 28, 2016 and became effective on August 1, 2016. The APP Provisions regulate mobile application information service providers. According to the APP Provisions, the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local mobile application information, respectively.

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
Regulations on internet security
Internet information in China is regulated and restricted from a national security standpoint. The SCNPC, has enacted the
Decisions on Maintaining Internet Security
on December 28, 2000 and further amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In 1997, the MPS has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and the local security bureaus may revoke its operating license and shut down its websites.
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
In July 2020, the Standing Committee of the National People’s Congress released the Data Security Law (Draft) for public comments, which requires data processing intermediaries to identify the source of data, review the identifications of data providers and users, and maintain the transaction records. Transaction of data with illegal source may result in different penalties, including but not limited to order for rectification, fines, confiscation of illegal gains, and revocation of business license or other relevant licenses. The Data Security Law (Draft) further requires that the following systems relating to data or data security should be established: a data classification management system based on importance of data, a risk assessment system, a monitoring and early warning system, and an emergency disposal system.
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

Pursuant to the
Ninth Amendment to the Criminal Law
issued by the SCNPC, in August 2015 and became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, should be subject to criminal penalty. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, which became effective on June 1, 2017. The Interpretations provide more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information. The Office of the Central Cyberspace Affairs Commission, the Ministry of Industry and Information Technology, the MPS, and the SAMR jointly promulgated the
Notice on Rectification of Illegal Collection of Personal Information on Application
, or the Notice on Illegal Collection on January 23, 2019, which requires application operators to strictly comply with the Cyber Security Law of the PRC and strengthens the personal information protection. Application operators should, among others, (i) clearly state the authorized purpose, methods and scope of the collection and usage of personal information, and obtain the consent of users for collecting and processing such users’ personal information, and (ii) establish appropriate user information protection systems with remedial measures. To further implement and interpret the Notice on Illegal Collection, the
Measures on Identifying Illegality of Personal Information Collection Conducts on Application
was promulgated on November 28, 2019. On March 22, 2021, the CAC, the MIIT, the MPS, and the SAMR jointly promulgated the
Regulations on the Scope of Necessary Personal Information Collected by the Frequently Used Mobile Applications
, or the Scope of Necessary Personal Information, which will come into effect on May 1, 2021, which provides, among others, that: (i) the application operators may not refuse to provide fundamental function services to the users for reason that such users refuse to provide the personal information out of the scope of necessity; (ii) the fundamental function service of online lending applications is to facilitate loans provided to the users online for use of personal consumption and business operation; and (iii) the necessary personal information includes the borrower’s mobile phone number, name, bank account, as well as type, number and valid period of its identity card.
Furthermore, the Interim Measures require online lending information service providers to reinforce the management of lenders’ and borrowers’ information, so as to ensure the legitimacy and security regarding the collection, processing and use of lenders’ and borrowers’ information. Also, online lending information service providers should keep confidential the lenders’ and borrowers’ information collected in the course of their business, and should not use such information for any other purpose except for services they provide without approval of lenders or borrowers. The MPS promulgated the
Guidance on Several Issues for Soft Violence Regarding Criminal Case
, or the Guidance on Soft Violence, on April 9, 2019, which provides that, among others, harassments by means of internet or telecommunication to disturb people’s normal life, work, production, business, and social order may be deemed as soft violence, which may be subject to criminal liabilities. On August 31, 2020, the MIIT published the Administrative Provisions for Text Message and Voice Call Service (Draft)
for public comments, which provides that no organization is allowed to send commercial text messages or make commercial calls to users without explicit consents of users, and the organization should no longer send messages or make calls to users if explicitly required by users. In case of violation, the relevant governmental authorities may impose penalties, including orders for rectifications, public warnings, fines from RMB10,000 to 30,000, revocation of telecommunication licenses and cessation of phone number resources.
While we have taken measures to protect the confidential information that we have access to, our security measures could be breached. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and institutional funding partner information to be stolen and used for criminal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.”

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
On October 23, 2019, the SAFE promulgated the
Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment
, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment
foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should comply with the Negative List and other relevant PRC laws and regulations. On April 10, 2020, SAFE issued the
Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business
, or the SAFE Circular 8. The SAFE Circular 8 provides that on the premise of ensuring the true and compliant use of funds and compliance with the existing regulations on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. However, there are substantial uncertainties of the further implementation of SAFE Circular 28 and SAFE Circular 8. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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

(1)
Beijing Paipairongxin currently has four shareholders: Jun Zhang, our co-founder
and director, Tiezheng Li, our
co-founder,
vice chairman and president, Honghui Hu, our
co-founder
and director, and Shaofeng Gu, our
co-founder,
chairman and chief innovation officer, each holding 13.22%, 4.81%, 12.85%, and 69.12% of Beijing Paipairongxin’s equity interests, respectively.

(2)
Shanghai Zihe currently has four shareholders: Jun Zhang our co-founder
and director, Tiezheng Li, our
co-founder,
vice chairman and president, Honghui Hu, our
co-founder
and director, Shaofeng Gu, our
co-founder,
chairman and chief innovation officer, each holding 25% of Shanghai Zihe’s equity interests, respectively.

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

(5)	Chengdu Yougao currently has two shareholders: Yining Xu and Fei Miao, two of our employees, each holding 50% of Chengdu Yougao’s equity interests, respectively.
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
In September 2020, we entered into another set of contractual arrangements, through Shanghai Manyin, with Chengdu Yougao, and the shareholders of Chengdu Yougao. These contractual arrangements consist of (i) loan agreement between Shanghai Manyin and shareholders of Chengdu Yougao, (ii) business operation agreement among Shanghai Manyin, Chengdu Yougao and shareholders of Chengdu Yougao, (iii) exclusive technology consulting and service framework agreement between Shanghai Manyin and Chengdu Yougao, (iv) equity pledge agreement among Shanghai Manyin, Chengdu Yougao and shareholders of Chengdu Yougao, (v) exclusive option agreement among Shanghai Manyin, Chengdu Yougao and shareholders of Chengdu Yougao, and (vi) power of attorney between shareholders of Chengdu Yougao and Shanghai Manyin
The contractual arrangements with Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, Shanghai Nianqiao and Chengdu Yougao allow us to:

•	exercise effective control over Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, Shanghai Nianqiao, Chengdu Yougao, and their respective subsidiaries;

•	receive substantially all of the economic benefits of Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, Shanghai Nianqiao, Chengdu Yougao, and their respective subsidiaries; and

•
have an exclusive option to purchase all or part of the equity interests in Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, Shanghai Nianqiao, Chengdu Yougao, and their respective subsidiaries when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, Shanghai Nianqiao and Chengdu Yougao, and we treat Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, Shanghai Nianqiao and Chengdu Yougao as our variable interest entities under U.S. GAAP. We have consolidated the financial results of Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, Shanghai Nianqiao and Chengdu Yougao and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.
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
Agreements that provide us with effective control over Beijing Paipairongxin
Loan Agreement.
Shanghai Guangjian entered into a loan agreement with each of the shareholders of Beijing Paipairongxin, namely Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our
co-founders
and shareholders in March 2018. Under these loan agreements, Shanghai Guangjian has granted an interest-free loan of RMB100.0 million to the shareholders of Beijing Paipairongxin solely for the capital contributions to Beijing Paipairongxin. Upon written notice by Shanghai Guangjian, the loan shall be repaid by the shareholders of Beijing Paipairongxin from the proceeds received by transferring their equity interests in Beijing Paipairongxin to Shanghai Guangjian pursuant to the terms and conditions of the option agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin. If the proceeds received by the shareholders of Beijing Paipairongxin from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Guangjian together with the principal. Shanghai Guangjian has the right to request repayment of the loan before maturity.

Restated Business Operation Agreement
. Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Beijing Prosper entered into a restated business operation agreement in March 2018. Pursuant to this restated agreement, Beijing Paipairongxin and its shareholders agree that to the extent permitted by law, they will accept and unconditionally execute instructions from Shanghai Guangjian and Shanghai Shanghu on business operations, such as appointment of directors and executive officers. Beijing Paipairongxin and its shareholders further agree that, without prior written consent of Shanghai Guangjian and Shanghai Shanghu, Beijing Paipairongxin will not take any action that may have material adverse effects on its assets, businesses, human resources, rights, obligations, or business operations. The shareholders of Beijing Paipairongxin agree to transfer any dividends or other similar income or interests they receive as the shareholders of Beijing Paipairongxin, if any, immediately and unconditionally to Shanghai Guangjian and Shanghai Shanghu. This restated agreement also requires each of Beijing Paipairongxin’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Guangjian or any person(s) designated by Shanghai Guangjian to execute shareholders’ rights on behalf of such shareholder. Unless Shanghai Guangjian and Shanghai Shanghu terminate this agreement in advance, this restated agreement will remain effective until Beijing Paipairongxin is dissolved pursuant to PRC law.
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
Equity Pledge Agreement.
Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into an equity pledge agreement on March 21, 2018. Pursuant to the equity pledge agreement, each shareholder of Shanghai Zihe has pledged all of his equity interest in Shanghai Zihe to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Zihe of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Zihe or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Zihe agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Manyin. The equity pledge agreement will remain effective until Shanghai Zihe and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.
Agreement that allows us to receive economic benefits from Shanghai Zihe
Exclusive Technology Consulting and Service Framework Agreement
. Shanghai Manyin, and Shanghai Zihe entered into an exclusive technology consulting and service framework agreement on March 21, 2018. Pursuant to this agreement, Shanghai Manyin or its designated party has the exclusive right to provide Shanghai Zihe with technical support, consulting services and other services. Without prior written consent from Shanghai Manyin, Shanghai Zihe shall not accept any technical support and services covered by this agreement from any third party. The service fees Shanghai Zihe is going to pay to Shanghai Manyin shall be determined on a case-by-case
basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by Shanghai Manyin and its employees, the commercial value of the technology consulting and service to be provided by Shanghai Manyin and the revenue Shanghai Zihe generates due to the technology consulting and service provided by Shanghai Manyin. Shanghai Manyin shall own the intellectual property rights arising out of the provisions of services under this agreement. Unless Shanghai Manyin terminates this agreement in advance, this agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice. Although this agreement can be terminated by mutual agreement between Shanghai Manyin and Shanghai Zihe, Shanghai Zihe has no right to unilaterally terminate this agreement.
Agreement that provides us with the option to purchase the equity interest in Shanghai Zihe
Exclusive Option Agreement
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
Equity Pledge Agreement.
Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao entered into an equity pledge agreement on January 14, 2019. Pursuant to the equity pledge agreement, each shareholder of Shanghai Ledao has pledged all of his equity interest in Shanghai Ledao to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Ledao of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Ledao or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Ledao agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Manyin. The equity pledge agreement will remain effective until Shanghai Ledao and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

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
Equity Pledge Agreement.
Shanghai Manyin, Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao entered into an equity pledge agreement on November 29, 2018. Pursuant to the equity pledge agreement, each shareholder of Shanghai Nianqiao has pledged all of his equity interest in Shanghai Nianqiao to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Nianqiao of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Nianqiao or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Nianqiao agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Manyin. The equity pledge agreement will remain effective until Shanghai Nianqiao and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.
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
Contractual Arrangements with Chengdu Yougao
The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Manyin, our variable interest entity, Chengdu Yougao, and the shareholders of Chengdu Yougao.
Agreements that provide us with effective control over Chengdu Yougao
Loan Agreement
. Shanghai Manyin entered into a loan agreement with each of the shareholders of Chengdu Yougao, namely Mr. Yining Xu and Mr. Fei Miao September 15, 2020. Under the loan agreements, Shanghai Manyin has granted an interest-free loan of RMB10.0 million to the shareholders of Chengdu Yougao solely for the capital contributions to Chengdu Yougao. Upon written notice by Shanghai Manyin, the loan shall be repaid by the shareholders of Chengdu Yougao from the proceeds received by transferring their equity interests in Chengdu Yougao to Shanghai Manyin pursuant to the terms and conditions of the exclusive option agreement among Shanghai Manyin, Chengdu Yougao, and the shareholders of Chengdu Yougao. If the proceeds received by the shareholders of Chengdu Yougao from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Manyin together with the principal. Shanghai Manyin has the right to request repayment of the loan before maturity.
Business Operation Agreement
. Shanghai Manyin, Chengdu Yougao, and the shareholders of Chengdu Yougao entered into a business operation agreement on September 15, 2020. Pursuant to this agreement, Chengdu Yougao and its shareholders agree that to the extent permitted by law, they will accept and strictly execute instructions from Shanghai Manyin on business operations, such as appointment of directors and senior management. Chengdu Yougao and its shareholders further agree that, without prior written consent of Shanghai Manyin, Chengdu Yougao will not take any action that may have material effects on its assets, businesses, human resources, rights, obligations, or business operations. This agreement also requires each of Chengdu Yougao’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Manyin or any person(s) designated by Shanghai Manyin to execute shareholders’ rights on behalf of such shareholder. Unless terminated in advance pursuant this agreement, this agreement will remain effective for 30 years, renewable upon advance written notice by Shanghai Manyin.
Power of Attorney
. Through a power of attorney dated September 15, 2020, each shareholder of Chengdu Yougao irrevocably authorizes Shanghai Manyin or any person(s) designated by Shanghai Manyin to act as his or her attorney-in-fact
to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Chengdu Yougao, such as the right to call a shareholders’ meeting, join a shareholders’ meeting and sign any shareholders resolutions; the right to nominate and appoint legal representative, directors, supervisors, general manager, chief financial officer and other officers, as well as all rights a shareholder may have as a shareholder under laws and constitutional documents. The power of attorney will remain in force and irrevocable during the term each shareholder remains as a shareholder of Chengdu Yougao.

Equity Pledge Agreement
. Shanghai Manyin, Chengdu Yougao, and the shareholders of Chengdu Yougao entered into an equity pledge agreement on September 15, 2020. Pursuant to the equity pledge agreement, each shareholder of Chengdu Yougao has pledged all of his equity interest in Chengdu Yougao to Shanghai Manyin to guarantee the performance by such shareholder and Chengdu Yougao of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive option agreement and the exclusive technology consulting and service framework agreement. If Chengdu Yougao or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Chengdu Yougao agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Manyin. The equity pledge agreement will remain effective until Chengdu Yougao and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.
Agreement that allows us to receive economic benefits from Chengdu Yougao
Exclusive Technology Consulting and Service Framework Agreement
. Shanghai Manyin, and Chengdu Yougao entered into an exclusive technology consulting and service framework agreement on September 15, 2020. Pursuant to this agreement, Shanghai Manyin or its designated party has the exclusive right to provide Chengdu Yougao with technical support, consulting services and other services. Without prior written consent from Shanghai Manyin, Chengdu Yougao shall not accept any technical support and services covered by this agreement from any third party. The service fees Chengdu Yougao is going to pay to Shanghai Manyin shall be determined on a case-by-case
basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by Shanghai Manyin and its employees, the commercial value of the technology consulting and service to be provided by Shanghai Manyin and the revenue Chengdu Yougao generates due to the technology consulting and service provided by Shanghai Manyin. Shanghai Manyin shall own the intellectual property rights arising out of the provisions of services under this agreement. Unless Shanghai Manyin terminates this agreement in advance, this agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice. Although this agreement can be terminated by mutual agreement between Shanghai Manyin and Chengdu Yougao, Chengdu Yougao has no right to unilaterally terminate this agreement.
Agreement that provides us with the option to purchase the equity interest in Chengdu Yougao
Exclusive Option Agreement
. Shanghai Manyin, Chengdu Yougao, and the shareholders of Chengdu Yougao entered into an exclusive option agreement on September 15, 2020. Pursuant to the exclusive option agreement, the shareholders of Chengdu Yougao have irrevocably granted Shanghai Manyin or any third party designated by Shanghai Manyin an exclusive option to purchase all of their respective equity interests in Chengdu Yougao at the lowest price permitted by the PRC laws. The shareholders of Chengdu Yougao will immediately gift Shanghai Manyin or any third party designated by Shanghai Manyin with the purchase price after Shanghai Manyin or any third party designated by Shanghai Manyin exercises the option. The shareholders of Chengdu Yougao agree that without their separate consent, Shanghai Manyin may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Manyin or its designated third party, Chengdu Yougao shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Chengdu Yougao also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Chengdu Yougao to any third party or create or allow any encumbrance on their equity interests within the term of this agreement. This agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice. In the opinion of Jingtian & Gongcheng Law Firm (Shanghai), our PRC counsel:

•	the ownership structures of Shanghai Guangjian and Beijing Paipairongxin are in compliance with PRC laws or regulations currently in effect;

•	the ownership structures of Shanghai Manyin and Shanghai Zihe are in compliance with PRC laws or regulations currently in effect;

•	the ownership structures of Shanghai Manyin and Shanghai Nianqiao are in compliance with PRC laws or regulations currently in effect;

•	the ownership structures of Shanghai Manyin and Shanghai Ledao are in compliance with PRC laws or regulations currently in effect;

•	the ownership structures of Shanghai Manyin and Chengdu Yougao are in compliance with PRC laws or regulations currently in effect;

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

•
the contractual arrangements among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao governed by PRC law are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect; and

•
the contractual arrangements among Shanghai Manyin, Chengdu Yougao and the shareholders of Chengdu Yougao governed by PRC law are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

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
, the
Sino-foreign Cooperative Joint Venture Enterprise Law
and the
Wholly Foreign-invested Enterprise Law
, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the
Implementation Regulations on the Foreign Investment Law
still does not explicitly define whether contractual arrangement would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance platform business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

D.	Property, Plants and Equipment
Our corporate headquarters is located in Shanghai, where we lease office space with an area of approximately 20,393.21 square meters as of the date of this annual report. For our customer services and loan collection services, we lease an area of approximately 3,352 square meters in Changsha, approximately 6,715 square meters in Hefei, and approximately 1,332 square meters in Zhengzhou. We also lease office space in Beijing, Hainan, Indonesia, Singapore, Vietnam and Philippines. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from one year to five years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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
Overview
We are a leading online consumer finance in China with strong brand recognition. Launched in 2007, we are a pioneer in China’s online consumer finance platform industry connecting borrowers, whose needs are unserved or underserved by traditional financial institutions, with investors and financial institutions. As of December 31, 2020, we had over 116.1 million registered users.

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
We provide institutional funding partners with an opportunity to connect with an emerging asset class—consumer loans—through a variety of product options. We offer attractive risk-adjusted returns supported by a set of comprehensive risk management procedures and different investor protection mechanisms to control and mitigate investors’ risk exposure.
We generate revenues primarily by collecting transaction service fees. For loans funded by institutional funding partners, we collect transaction service fees primarily from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Historically, for loans funded by individual investors, we collected transaction service fees from borrowers for our services in matching them with investors and for other services we provided over the loans’ lifecycle. Our operating revenues grew from RMB4.5 billion in 2018 to RMB6.0 billion in 2019, and further to RMB7.6 billion (US$1.2 billion) in 2020. A substantial portion of our operating revenues for these periods were attributable to fees collected from borrowers, third party guarantee companies and institutional funding partners. Our net profit was RMB2.5 billion in 2018, RMB2.4 billion in 2019 and RMB2.0 billion (US$301.7 million) in 2020. Our total assets as of December 31, 2018, 2019 and 2020 were RMB13.1 billion, RMB18.3 billion and RMB14.9 billion (US$2.3 billion), respectively.
General Factors Affecting Our Results of Operations
Our business and results of operations are affected by general factors affecting China’s online consumer finance industry, which include, among other things:

•	China’s overall economic growth,

•	impact and development of the COVID-19 pandemic,

•	per capita disposable income,

•	fluctuation of interest rates,

•	development of regulatory environment for the China’s online consumer finance industry, and

•	growth of mobile internet penetration, including the popularity of smart mobile devices.
Unfavorable changes in any of these general industry conditions could negatively affect demand for our services. For example, in August 2017, the Shanghai financial regulatory authorities required Shanghai PPDai to provide certain undertakings with respect to its “business scale.” Accordingly, Shanghai PPDai has undertaken to ensure that its “business scale” (which we understand, based on our communication with the authorities, refers to the outstanding balance of loans invested by individual investors facilitated by our Shanghai operations) does not exceed the total outstanding balance of loans invested through our platform as of June 30, 2017 which amounted to RMB20.6 billion, until March 31, 2018 or as otherwise specified by relevant regulatory authorities in the future, which we believe to be the completion of registration with Shanghai financial regulatory authorities. Circular 175 further requires that normal intermediaries, which are defined as large-scale online lending information intermediaries that are strictly in compliance with relevant laws and regulations and have not demonstrated any high-risk characteristics, shall strictly control and manage the business scale and the number of investors. In early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had the
COVID-19,
asking China residents to remain at home and to avoid gathering in public, and other actions. The
COVID-19
had also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. In response to the pandemic, we made remote working arrangements and suspended business travels to ensure the safety and health of our employees. All of the above measures reduced our business operation capacity and negatively affected our operating results. The outbreak of
COVID-19
also caused an increase in default of the loans on our platform as the extension of the Chinese New Year holiday and suspension of business activities across various sectors are likely to hurt income of the borrowers on our platform. As a result, the provision for loans receivable, accounts receivable and quality assurance payable increased which negatively impacted our earnings in the half quarter of 2020. Also, as a result of the sharp slowdown in consumption activities and the increase in default by borrowers on our platform, our loan volume also experienced a decline in the first half of 2020 compared to the first half of 2019 and the fourth quarter of 2019 due to our adoption of a more prudent approach in facilitating new loans. In addition, normal economic life throughout China was sharply curtailed during the outbreak of
COVID-19
and opportunities for discretionary consumption were extremely limited. Our results of operations could be adversely affected to the extent that the
COVID-19
pandemic harms the Chinese economy in general. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to
COVID-19
outbreaks, other health epidemics and outbreaks and natural disasters, which could significantly disrupt our operations” for more information.

Specific Factors Affecting Our Results of Operations
While our business is exposed to general factors affecting the online consumer finance industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors.
Ability to Maintain and Expand our Borrower Base in a Cost-Effective Manner
Our revenues are dependent on our ability to acquire new borrowers and retain and increase engagement of existing borrowers. In 2018, 2019 and 2020, we served approximately 6.8 million, 6.7 million and 3.5 million borrowers, respectively. We use various means, including mobile app stores, search engine marketing, online advertising and online partnerships, to attract new borrowers. We are continuously seeking to improve and optimize user experience to achieve a high level of borrower satisfaction, which helps to attract and retain borrowers. We will also continue to develop new loan products to enhance engagement of our borrowers.
Our results of operations and ability to sustain and increase loan volumes will depend, in part, on the effectiveness of our sales and marketing efforts. Our sales and marketing expenses were 15.6%, 12.1% and 6.4% of our total operating revenues in 2018, 2019 and 2020, respectively. The significant decrease in our sales and marketing expenses as a percentage of our total operating revenues was attributable to our efforts to optimize effectiveness of borrower acquisition, an increase in revenues contribution by existing borrowers and the decline in online customer acquisition expenses. We intend to continuously dedicate significant resources to borrower acquisition and improve the effectiveness of these efforts.
Ability to Maintain and Expand our Investor Base
Our revenues are also dependent on the growth in our investor base. We have increased investments from institutional funding partners. As of December 31, 2020, we had 37 institutional funding partners active on our platform. Going forward, we will continue to retain existing institutional funding partners and attract new institutional funding partners by offering attractive returns and providing enhanced tools to meet their needs.
Maintenance of Effective Risk Management
Our ability to effectively segment borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and institutional funding partners as well as our ability to offer investors attractive risk-adjusted returns, both of which directly relate to users’ confidence in our platform. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data
analytical capabilities and the increasing amount of data we accumulate through our operations.

For our institutional funding partners, we provide our institutional funding partners with quality assurance commitments either through our own financing guarantee subsidiary or through third-party financing guarantee companies/insurance companies for a substantial majority of the loans funded by our institutional funding partners. See “Item 4. Information on the Company—B. Business Overview—Investor Protection.” As a result, we are subject to credit risk for such loans. Our ability to accurately estimate loan delinquency rates and our ability to collect delinquent loans have an impact on the amount we need to pay to third-party financing guarantee companies or insurance companies and our own financial condition, which have an impact on our consolidated statements of comprehensive income/(loss). See “—Critical Accounting Policies, Judgments and Estimates—Quality Assurance Payable and Receivable,” “—Critical Accounting Policies, Judgments and Estimates—Financial Guarantee Derivative,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Limitations on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.”
Historically, we established a quality assurance fund mechanism to protect individual investors from potential losses resulting from delinquent loans, and we also had several investor reserve funds to protect individual investors from underperformance of investment programs. See “Item 4. Information on the Company—B. Business Overview—Investor Protection.” We determined the contributions to these funds based on the estimated loan delinquency rates.
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
Ability to Innovate
Our growth to date has depended on, and our future success will depend in part on, successfully meeting borrower and institutional funding partner demand for new products and services. We have made and intend to continue to make substantial investments to develop products and improve services for borrowers and institutional funding partners. For borrowers, we plan to introduce new features and products that meet their evolving financial needs at different stages of their lives. For our institutional funding partners, we will continue to expand our products and services to meet their needs for target returns, risk preferences, investment horizon and liquidity requirements. Failure to continue to successfully develop and offer innovative products could adversely affect our operating results and we may not recoup the costs of launching and marketing new products.
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
Ability to Compete Effectively
We compete for both borrowers and institutional funding partners with a variety of players in the consumer finance industry, ranging from traditional financial institutions to emerging online finance providers and marketplaces. We must compete effectively in order to grow our platform and increase our revenues. We intend to continue to invest in product development, technology infrastructure and our sales and marketing capabilities to address the competition we face.
Loan Performance Data
Delinquency Rate by Balance
We define delinquency rate as the balance of the outstanding principal for loans that were 15 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149 and 150 to 179 calendar days past due as a percentage of the total outstanding balance of principal for the loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are typically considered charged-off
and are not included in the delinquency rate calculation. The following table provides the delinquency rates for all outstanding loans on our platform as of the respective dates indicated. Since the origination amount of our standard loan products accounted for the vast majority of the total amount of loans facilitated through our platform for the periods presented, the delinquency information below mainly reflects the performance of our standard loan products. The delinquency rates in late 2019 and early 2020 were relatively higher than previous delinquency rates primarily due to decrease in loan origination volume during the period and the outbreak of the COVID-19 in early 2020.

	Delinquent for
	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2018	0.87%	2.10%	2.43%	3.83%	2.29%	1.89%
June 30, 2018	0.83%	1.21%	1.05%	0.98%	1.60%	2.03%
September 30, 2018	1.03%	1.77%	1.49%	1.29%	1.06%	1.02%
December 31, 2018	0.92%	1.63%	1.41%	1.45%	1.44%	1.34%
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30, 2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%
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

(2)
Our vintage delinquency rate for loans facilitated during 2019 was 6.68%, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3)
As of December 31, 2020, our vintage delinquency rate for loans facilitated during the first three quarters was 2.17%, calculated as the volume weighted average of the quarterly vintage delinquency rates as of December 31, 2020. As loans facilitated during 2020 continue to age, the delinquency rate for the 2020 vintage, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage, may be different from the vintage delinquency rate of 2.17% as of December 31, 2020.

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2018Q1	1.37	2.20	2.99	3.67	4.32	4.86	5.23	5.50	5.66	5.74	5.77
2018Q2	1.87	3.12	4.39	5.46	6.33	6.99	7.47	7.80	7.99	8.08	8.13
2018Q3	1.45	2.51	3.53	4.39	5.09	5.59	5.97	6.28	6.50	6.64	6.72
2018Q4	1.43	2.49	3.55	4.42	5.18	5.76	6.20	6.54	6.81	7.01	7.16
2019Q1	1.34	2.38	3.45	4.36	5.13	5.75	6.22	6.65	6.99	7.25	7.43
2019Q2	1.33	2.34	3.31	4.18	5.05	5.82	6.44	6.98	7.34	7.50	7.52
2019Q3	1.02	2.16	3.42	4.55	5.64	6.45	6.92	7.13	7.20	7.20	7.15
2019Q4	0.83	2.07	3.37	4.45	5.12	5.50	5.68	5.79	5.83	5.80	5.73
2020Q1	0.81	1.73	2.46	2.97	3.35	3.59	3.71	3.78	—	—	—
2020Q2	0.44	0.92	1.34	1.65	1.90	—	—	—	—	—	—
2020Q3	0.41	0.81	—	—	—	—	—	—	—	—	—
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

	For the Year Ended December 31,
	2018		2019		2020 (1)
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenues:
Loan facilitation service fees	2,919,234	64.2	3,310,875	55.5	1,908,851	292,544	25.2
Post-facilitation service fees	922,797	20.3	1,200,373	20.1	672,981	103,139	8.9
Guarantee income	—	—	—	—	3,386,032	518,932	44.8
Net interest income (2)	256,108	5.6	1,106,669	18.6	1,113,337	170,626	14.7
Other revenue	376,915	8.3	344,840	5.8	481,886	73,852	6.4
Changes in expected discretionary payment to investors protected by investor reserve funds	68,619	1.5	—	—	—	—	—

Net revenues	4,543,673	100.0	5,962,757	100.0	7,563,087	1,159,093	100.0

Operating expenses:
Origination and servicing expenses	(875,905)	(19.3)	(1,164,716)	(19.5)	(1,315,496)	(201,609)	(17.4)
Origination and servicing expenses-related party	(109,666)	(2.4)	(43,494)	(0.7)	(10,104)	(1,549)	(0.1)
Sales and marketing expenses	(710,754)	(15.6)	(720,333)	(12.1)	(482,859)	(74,001)	(6.4)
General and administrative expenses	(383,388)	(8.4)	(435,816)	(7.3)	(461,116)	(70,669)	(6.1)
Research and development expenses	(317,965)	(7.0)	(390,585)	(6.6)	(370,175)	(56,732)	(4.9)
Credit losses for quality assurance commitment	—	—	—	—	(2,007,968)	(307,735)	(26.5)
Provision for loans receivable (2)	(192,749)	(4.2)	(299,504)	(5.0)	(463,175)	(70,985)	(6.1)
Provision for accounts receivable and other receivables	(106,652)	(2.3)	(261,882)	(4.4)	(144,661)	(22,170)	(1.9)

Total operating expenses	(2,697,079)	(59.4)	(3,316,330)	(55.6)	(5,255,554)	(805,450)	(69.5)

Other income (3)	774,063	17.0	210,053	3.5	116,469	17,850	1.5

Profit before income tax expenses	2,620,657	57.7	2,856,480	47.9	2,424,002	371,493	32.1

Income tax expenses	(151,206)	(3.3)	(481,962)	(8.1)	(455,421)	(69,796)	(6.0)

Net profit	2,469,451	54.3	2,374,518	39.8	1,968,581	301,697	26.0

(1)
On January 1, 2020, we adopted the ASC Topic 326, Measurement of Credit Losses on Financial Instruments or “CECL”, using a modified retrospective method with prior periods continue to be reported in accordance with our historic accounting method. Upon adoption of ASC Topic 326, expected credit losses related to guarantee contracts be recorded separately from and in addition to the stand ready guarantee liability accounted for in accordance with ASC Topic 460. The stand ready component of the guarantee contract is recognized systematically as guarantee income when we’re released from the underlying risk.

(2)
We historically presented interest income, interest expenses and provision for loans receivable within the financial statement line item “net interest income (expense) and loan provision losses.” In 2019, we reclassified provision for loans receivable amounting RMB299.5 million from “net interest income (expense) and loan provision losses” in operating revenue to “provision for loans receivable” in operating expenses. The amount of provision for loans receivable that has been reclassified to conform to the current period financial statement presentation was RMB192.7 million for the year ended December 31, 2018.

(3)	The following table sets forth the breakdown of our other income:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other income:
Gain from quality assurance	510,894	11.2	98,405	1.6	—	—	—
Realized gain/(loss) from financial guarantee derivatives	(157,244)	(3.5)	31,444	0.5	—	—	—
Fair value change of financial guarantee derivatives	272,057	6.0	(56,287)	(0.9)	—	—	—
Other income, net	148,356	3.3	136,491	2.3	116,469	17,850	1.5

Total other income	774,063	17.0	210,053	3.5	116,469	17,850	1.5

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
2020 Compared to 2019.
Loan facilitation service fees decreased by 42.3% to RMB1,908.9 million (US$292.5 million) in 2020 from RMB3,310.9 million in 2019, primarily due to the decline in loan origination volume and decrease in the average rate of transaction service fees. The total origination amount of loans decreased from approximately RMB82.2 billion in 2019 to RMB64.1 billion (US$9.8 billion) in 2020. The decrease in the loan origination amount was primarily due to our business model transformation for transitioning our investor base from individual investors to institutional funding partners and the impact of
COVID-19
on the Chinese economy in general. The percentage of loan volume generated by repeat borrowers who have successfully borrowed on our platform before increased from 78.1% in 2019 to 88.2% in 2020.
2019 Compared to 2018
. Loan facilitation service fees increased by 13.4% to RMB3,310.9 million in 2019 from RMB2,919.2 million in 2018, primarily due to the increase in the total origination amount of loans facilitated through our platform, offset by the decrease in the average rate of transaction service fees as a result of the shift in funding on the platform from individual investors to institutional funding partners, which typically have a lower rate of transaction service fees. The total origination amount of loans increased from approximately RMB61.5 billion in 2018 to RMB82.2 billion in 2019. The increase in the loan origination amount was primarily driven by the increase in borrowing from repeat borrowers, which typically have higher loan outstanding amounts than new borrowers. The percentage of loan volume generated by repeat borrowers who have successfully borrowed on our platform before increased from 73.6% in 2018 to 78.1% in 2019.
Post-facilitation service fees
Post-facilitation service fees are the portion of transaction service fees collected in relation to services we provide after loan origination, such as repayment facilitation and loan collection.
2020 Compared to 2019.
Post-facilitation service fees decreased by 43.9% to RMB673.0 million (US$103.1 million) in 2020 from RMB1,200.4 million in 2019, primarily due to the decline in the total amount of outstanding loans served by us and the rolling impact of deferred transaction fees.
2019 Compared to 2018.
Post-facilitation service fees increased by 30.1% to RMB1,200.4 million in 2019 from RMB922.8 million in 2018, primarily due to the rolling impact of deferred transaction service fees.
Guarantee income
Liabilities of quality assurance commitment are released as guarantee income systematically over the term of the loans subject to quality assurance commitment due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
Our guarantee income was RMB3,386.0 million (US$518.9 million) in 2020.
Other revenue
Other revenue mainly includes collection fees charged to borrowers, management fees charged to investors who subscribe to investment programs that invest in loans protected by the quality assurance fund, customer referral fees and services fees charged to investors for selling loans over our secondary loan market.
2020 Compared to 2019
. Other revenue increased by 39.8% to RMB481.9 million (US$73.9 million) in 2020 from RMB344.8 million in 2019, primarily due to the increase in customer referral fees collected from third-party service providers.

2019 Compared to 2018
. Other revenue decreased by 8.5% to RMB344.8 million in 2019 from RMB376.9 million in 2018, primarily due to the decrease in management fees from investment programs that invest in loans protected by the quality assurance fund due to the winding down of our investment programs in the fourth quarter of 2019 as a result of our decision to discontinue our online lending information intermediary business.
Changes in expected discretionary payment to investors protected by investor reserve funds
Expected discretionary payment to investors protected by investor reserve funds represents a one-off
voluntary provision we made in December 2017 to compensate investors who invested in investment programs we offered before January 1, 2018 for potential differences between the lower limits of estimated rates of return of the investment programs they invested in and the expected returns of the underlying loans corresponding to those investment programs. In 2018, due the changes in the market environment, we experienced improved loan performance in investment programs protected by investor reserve funds. As the actual default rate was lower than previously expected, RMB68.6 million of discretionary payment provision was reversed to reflect expected future payout in 2018. In 2019 and 2020, the changes in expected discretionary payment to investors protected by investor reserve funds were zero as the related investment programs matured.
Net interest income
In 2020, we recorded RMB1,341.7 million (US$205.6 million) interest income and RMB228.3 million (US$35.0 million) interest expenses, compared to RMB1,342.3 million interest income and RMB235.6 million interest expenses in 2019.
A substantial portion of our interest income and interest expenses in 2020 was related to the trusts we set up in collaboration with trust management companies. In order to provide more flexibilities and access a broader range of investors, we have collaborated with third-party trust management companies to set up numerous trusts. Those trusts are administered by third-party trust management companies. We are considered the primary beneficiary of those trusts and therefore consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP. See note 3 to our consolidated financial statements attached hereto for more details of those trusts.
In 2019, we recorded RMB1,342.3 million interest income and RMB235.6 million interest expenses, compared to RMB316.2 million interest income and RMB60.1 million interest expenses in 2018. In 2019, loan provision losses was reclassified as provision for loan receivables as a separate item under operating expenses with comparative figures also reclassified to conform to current year presentation. In 2019, provision for loan receivables was RMB299.5 million, compared to loan provision losses of RMB192.7 million in 2018.
A substantial portion of our interest income and interest expenses in 2019 was related to the trusts we set up in collaboration with trust management companies. In order to provide more flexibilities and access a broader range of investors, we have collaborated with third-party trust management companies to set up numerous trusts. Those trusts are administered by third-party trust management companies. We are considered the primary beneficiary of those trusts and therefore consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP. See note 3 to our consolidated financial statements attached hereto for more details of those trusts.
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
2020 Compared to 2019.
Our origination and servicing expenses increased by 12.9% to RMB1,315.5 million (US$201.6 million) in 2020 from RMB1,164.7 million in 2019, primarily due to the increase in fees paid to third-party service providers.
2019 Compared to 2018.
Our origination and servicing expenses increased by 33.0% to RMB1,164.7 million in 2019 from RMB875.9 million in 2018, primarily due to an increase in fees paid to third parties for loan collection services as a result of the increased volume of loans serviced by us.
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
2020 Compared to 2019.
Our origination and servicing expenses expenses-related party decreased by 76.8% to RMB10.1 million (US$1.5 million) in 2020 from RMB43.5 million in 2019, primarily due to decreased data collection service from related party.
2019 Compared to 2018.
Our origination and servicing expenses expenses-related party decreased by 60.3% to RMB43.5 million in 2019 from RMB109.7 million in 2018, primarily due to decreased data collection service from related party.
Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses.
2020 Compared to 2019.
Our sales and marketing expenses decreased by 33% to RMB482.9 million (US$74.0 million) in 2020 from RMB720.3 million in 2019, primarily due to a decrease in online customer acquisition expenses from RMB466.3 million in 2019 to RMB429.7 million (US$65.9 million) in 2020. Our online customer acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The decrease in expenses associated with online customer acquisition was primarily due to the decrease in online advertising on social media channels. Our sales and marketing expenses as a percentage of our total operating revenues decreased from 12.1% to 6.4% during the same period, primarily attributable to the increase in revenue contribution by existing borrowers.
2019 Compared to 2018.
Our sales and marketing expenses increased by 1.3% to RMB720.3 million in 2019 from RMB710.8 million in 2018, primarily due to an increase in online customer acquisition expenses from RMB430.2 million in 2018 to RMB466.3 million in 2019. Our online customer acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in expenses associated with online customer acquisition was primarily due to the increase in online advertising on social media channels. Our sales and marketing expenses as a percentage of our total operating revenues decreased from 15.6% to 12.1% during the same period, primarily attributable to the increase in revenue contribution by existing borrowers.
General and administrative expenses
General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses.
2020 Compared to 2019.
Our general and administrative expenses increased by 5.8% to RMB461.1 million (US$70.7 million) in 2020 from RMB435.8 million in 2019, primarily due to the increase in expenditures for employees benefits. General and administrative expenses for the period included share-based compensation of RMB18.1 million (US$2.8 million). Our general and administrative expenses as a percentage of our total operating revenues decreased from 7.3% to 6.1% during the same period, primarily because of the rapid growth in total operating revenues in 2020.

2019 Compared to 2018.
Our general and administrative expenses increased by 13.7% to RMB435.8 million in 2019 from RMB383.4 million in 2018, primarily due to an increase in fees paid to third parties for trust management. General and administrative expenses for the period included share-based compensation of RMB36.4 million. Our general and administrative expenses as a percentage of our total operating revenues decreased from 8.4% to 7.3% during the same period, primarily because of the rapid growth in total operating revenues in 2019.
Research and development expenses
Research and development expenses was reclassified separately from general and administrative expenses in 2019.
2020 Compared to 2019.
Research and development expenses decreased by 5.2% to RMB370.2 million (US$56.7 million) in 2020 from RMB390.6 million in 2019 due to a more streamlined workforce in technology-related departments. Research and development expenses in 2020 included the share-based compensation expenses of RMB16.5 million (US$2.5 million). Our research and development expenses as a percentage of our total operating revenues decreased from 6.6% to 4.9%.
2019 Compared to 2018.
Research and development expenses increased by 22.8% to RMB390.6 million in 2019 from RMB318.0 million in 2018 as we continue to invest in technology. Our research and development expenses as a percentage of our total operating revenues decreased from 7.0% to 6.6%.
Credit losses for quality assurance commitment
Credit losses for quality assurance commitment was accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460 due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
Credit losses for quality assurance commitment were RMB2,008.0 million (US$307.7 million) in 2020.
Provision for loans receivable
2020 Compared to 2019.
Our provision for loans receivables increased by 54.7% to RMB463.2 million (US$71.0 million) in 2020 from RMB299.5 million in 2019, primarily due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020, which requires us to recognize the life time credit losses upon initial recognition and change in loan portfolio mix in 2020.
2019 Compared to 2018.
Our provision for loans receivables increased by 55.4% to RMB299.5 million in 2019 from RMB192.7 million in 2018, primarily due to the increased number of consolidated trusts in 2019.
Provision for accounts receivable and other receivables
2020 Compared to 2019.
Our provision for accounts receivables and other receivables decreased by 44.8% to RMB144.7 million (US$22.2 million) in 2020 from RMB261.9 million in 2019, primarily due to the decline in loan origination volume and the improvement in delinquency rates.
2019 Compared to 2018.
Our provision for accounts receivables and other receivables increased by 145.5% to RMB261.9 million in 2019 from RMB106.7 million in 2018, primarily due to the increase in loan origination volume.

Other income
2020 Compared to 2019.
We recorded other income of RMB116.5 million (US$17.9 million) in 2020, compared to income of RMB210.1 million in 2019. We recorded other income in 2020 primarily because we had other income of RMB116.5 million (US$17.9 million) from government subsidies and investment income from financial assets held for trading. Gain from quality assurance was nil in 2020 due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020. Realized gain (loss) from financial guarantee derivatives and fair value change of financial guarantee derivatives was nil in 2020 due to the winding down of our investment programs in the fourth quarter of 2019 as a result of our decision to discontinue our online lending information intermediary business.
2019 Compared to 2018.
We recorded other income of RMB210.1 million in 2019, compared to income of RMB774.1 million in 2018. We recorded other income in 2019 primarily because we had (i) a gain of RMB98.4 million from quality assurance commitment and quality assurance fund due to the growth of the loans facilitated by us that are protected by the quality assurance commitment and quality assurance fund, (ii) a realized gain of RMB31.4 million from financial guarantee derivatives due to the maturity of certain investment programs during the period, and (iii) other income of RMB136.5 million from government subsidies and investment income from financial assets held for trading, which were partially offset by a loss of RMB56.3 million from fair value change of financial guarantee derivatives.
Income tax expenses
2020 Compared to 2019.
Our income tax expenses decreased from RMB482.0 million in 2019 to RMB455.4 million (US$69.8 million) in 2020, primarily due to the decrease in pre-tax
profit and change in effective tax rate due to change in revenue contribution from different subsidiaries.
2019 Compared to 2018.
Our income tax expenses increased from RMB151.2 million in 2018 to RMB482.0 million in 2019, primarily due to the non-recurrence
of accrued income tax write-back for 2018, amounting to RMB136.4 million for 2017, as one of our subsidiaries in China enjoyed a preferential tax treatment in 2018 as a result of our “software enterprise” status recognized by relevant PRC government authorities.
Net profit
As a result of the foregoing, our net profit was RMB2,469.5 million in 2018, RMB2,374.5 million in 2019 and RMB1,968.6 million (US$301.7 million) in 2020.
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
China
Generally, our PRC subsidiaries, variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Besides, a company is qualified as a “software enterprise,” that company is entitled to an exemption of income tax for the first two fiscal years and a favorable tax rate of 12.5% from the third to the fifth year. Such qualification is reassessed by relevant governmental authorities annually. In 2020, two of our PRC subsidiaries were qualified as high and new technology enterprises and are entitled to a preferential income tax rate of 15%. In 2020, two of our PRC subsidiaries were recognized as a “software enterprise.” As such, they are entitled to enjoy an income tax exemption or a 50% reduction for 2020.

We are subject to value added tax, or VAT, at a rate of 6% on the services we provide to borrowers and institutional funding partners, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law. VAT has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.
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
The following table sets forth selected information from our consolidated balance sheet as of December 31, 2018, 2019 and 2020. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The following selected consolidated balance sheet as of December 31, 2018 are derived from our audited consolidated balance sheet as of December 31, 2018 not included in this annual report.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Assets:
Cash and cash equivalents	1,616,164	2,324,542	2,632,174	403,398
Restricted cash	3,677,557	3,686,203	3,484,227	533,981
Short-term investments	1,694,660	114,560	1,970,958	302,063
Quality assurance receivable	2,064,366	3,649,642	1,121,554	171,886
Investments	167,501	952,833	950,515	145,673
Contract assets	112,103	20,555	—	—
Financial guarantee derivative assets	56,287	—	—	—
Account receivable, net of credit loss allowance for accounts receivable	812,042	882,305	863,906	132,399
Total assets	13,142,467	18,304,456	14,882,185	2,280,795
Liabilities and shareholders’ equity
Liabilities:
Payable to platform customers	905,034	684,630	103,453	15,855
Quality assurance payable	3,819,379	4,776,153	—	—
Deferred guarantee income	—	—	1,259,396	193,011
Expected credit losses for quality assurance commitment	—	—	2,390,501	366,360
Contract liabilities	165,469	55,728	3,447	528
Funds payable to investors of consolidated trusts	1,505,909	3,660,483	1,661,841	254,688
Total liabilities	7,156,729	10,292,976	6,451,855	988,790

Total shareholders’ equity	5,985,738	8,011,480	8,430,330	1,292,005

Cash and Cash Equivalents
Our cash and cash equivalents increased by 43.8% from RMB1.6 billion as of December 31, 2018 to RMB2.3 billion as of December 31, 2019, primarily due to the maturity of some of the wealth management products we purchased previously. Our cash and cash equivalents increased by 13.2% from RMB2.3 billion as of December 31, 2019 to RMB2.6 billion (US$403.4 million) as of December 31, 2020, primarily due to an increase in the operating cash flows.

Restricted Cash
Restricted cash mainly included cash under the quality assurance commitment and in the quality assurance fund, cash in investor reserve funds, cash received from investors and borrowers that has yet to be disbursed, cash received via consolidated trust that has not been distributed, cash held as collateral for short-term borrowings and cash held in escrow accounts. The following table sets forth a breakdown of our restricted cash as of December 31, 2018, 2019 and 2020:

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	2,414,449	1,473,749	1,671,785	256,212
Investor reserve funds	17,971	41,958	—	—
Cash received from investors and borrowers	905,034	684,630	103,453	15,854
Cash received via consolidated trust that has not yet been distributed	303,667	799,646	482,285	73,913
Collateral for short-term borrowings	26,000	251,853	—	—
Escrow accounts	10,436	44,367	701,673	107,536
Designated accounts for security deposits	—	390,000	—	—
Cash received from borrower to be distributed to funding partners	—	—	225,031	34,488
Cash held in capital verification account	—	—	300,000	45,978

Total restricted cash	3,677,557	3,686,203	3,484,227	533,981

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
Restricted cash decreased by 5.5% from RMB3.7 billion as of December 31, 2019 to RMB3.5 billion (US$534.0 million) as of December 31, 2020, primarily due to (i) a decrease of RMB581.2 million (US$89.1 million) in cash received from investors or borrowers due to a settlement time lag, (ii) a decrease of RMB317.4 million (US$48.6 million) in cash received via consolidated trusts that has not yet been distributed resulting from the decrease in the outstanding loan balances of consolidated trusts, (iii) a decrease of RMB251.9 million (US$38.6 million) in cash held as collateral for short-term borrowings due to a decrease in short-term borrowings, (iv) a decrease of RMB390.0 million (US$59.8 million) in cash held in designated account, and (v) a decrease of RMB42.0 million (US$6.4 million) in cash held in investor reserve funds, which was largely offset by (i) an increase of RMB300.0 million (US$46.0 million) in cash held in capital verification account under the name of a newly formed subsidiary of us as the paid-in
capital, (ii) an increase of RMB225.0 million (US$34.5 million) in cash received from borrowers that has not yet been disbursed to institutional funding partners due to a settlement time lag, (iii) an increase of RMB198.0 million (US$30.4 million) in cash in quality assurance due to improvement in asset quality, and (iv) an increase of RMB657.3 million (US$38.6 million) in cash held in escrow accounts.
Short-term Investments
Short-term investments mainly consist of investments in time deposits placed with banks with original maturities between three months and one year and investments in short-term wealth management products. Our short-term investments decreased by 93.2% from RMB1.7 billion as of December 31, 2018 to RMB114.6 million as of December 31, 2019, primarily due to the maturity of some of the wealth management products we purchased previously. Our short-term investments increased significantly from RMB114.6 million as of December 31, 2019 to RMB1,971.0 million (US$302.1 million) as of December 31, 2020, primarily due to our purchase of wealth management products.

Quality Assurance Receivable
Quality assurance receivable increased by 76.8% from RMB2.1 billion as of December 31, 2018 to RMB3.6 billion as of December 31, 2019, primarily due to the growth of loans facilitated by us that are protected by quality assurance commitment and quality assurance fund. Quality assurance receivable decreased by 69.3% from RMB3.6 billion as of December 31, 2019 to RMB1.1 billion (US$171.9 million) as of December 31, 2020, primarily due to the discontinuation of our investment programs in 2020.
Contract assets
Contract assets mainly consist of investment management fees for investment programs. Contract assets decreased from RMB112.1 million in 2018 to RMB20.6 million in 2019, mainly due to the discontinuation of our investment programs in 2019. Contract assets decreased from RMB20.6 million in 2019 to nil in 2020, mainly due to the discontinuation of our investment programs in 2020.
Financial Guarantee Derivative
We recorded nil of financial guarantee derivative asset as of December 31, 2019 and 2020 primarily due to the maturity of related investment programs.
Accounts Receivable and Related Provision
Accounts receivable primarily consists of transaction service fees for facilitation and post facilitation services. Provision for credit loss allowance mainly consist of provision for accounts receivable for loan facilitation and post facilitation services. Accounts receivable increased by 19.2% to RMB1.0 billion in 2019 from RMB862.6 million in 2018, mainly due to the increase in loan origination volume in 2019. Provision for credit loss allowance increased from RMB50.5 million in 2018 to RMB145.7 million in 2019, mainly due to the increase in accounts receivable. Accounts receivable increased by 2.4% to RMB1.1 billion (US$161.3 million) in 2020 from RMB1.0 billion in 2019, mainly due to the increase in loan origination volume in the fourth quarter of 2020. Provision for credit loss allowance increased from RMB145.7 million in 2019 to RMB188.7 million (US$28.9 million) in 2020, mainly due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
Payable to Platform Customers
Payable to platform customers primarily represents the amount payable to investors or borrowers but was temporarily held by us due to a settlement time lag. Payable to platform customers decreased by 24.4% from RMB905.0 million as of December 31, 2018 to RMB684.6 million as of December 31, 2019, primarily due to a decrease in loans facilitated by individual investors on our platform. Payable to platform customers decreased by 84.9% from RMB684.6 million as of December 31, 2019 to RMB103.5 million (US$15.9 million) as of December 31, 2020, primarily due to a decrease in outstanding loans facilitated by individual investors on our platform as we ceased facilitating new loans with funding from individual investors in October 2019.
Quality Assurance Payable
Quality assurance payable increased by 25.1% from RMB3.8 billion as of December 31, 2018 to RMB4.8 billion as of December 31, 2019 primarily due to the growth of loans facilitated by us that are protected by quality assurance commitment and quality assurance fund. Quality assurance payable was nil as of December 31, 2020, primarily due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
Deferred guarantee income
Deferred guarantee income was RMB1.3 billion (US$193.0 million) as of December 31, 2020 compared to nil as of December 31, 2019, primarily due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
Expected credit losses for quality assurance commitment
Expected credit losses for quality assurance commitment was RMB2.4 billion (US$366.4 million) as of December 31, 2020 compared to nil as of December 31, 2019, primarily due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.

Contract Liabilities
Contract liabilities deceased from RMB165.5 million as of December 31, 2018 to RMB55.7 million as of December 31, 2019, primarily due to the change from collection of transaction service fees in three installments over the loan period in 2018 to collection in monthly installments in 2019. Contract liabilities deceased from RMB55.7 million as of December 31, 2019 to RMB3.4 million (US$0.5 million) as of December 31, 2020, primarily due to change in fees collection model.
Funds payable to investors of consolidated trusts
Funds payable to investors of consolidated trusts decreased by 54.6% to RMB1,661.8 million (US$254.7 million) in 2020 from RMB3,660.5 million in 2019, mainly due to the decrease in the volume of consolidated trusts.
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

We operate an online consumer finance platform that matches borrowers with investors (including both individual investors and institutional funding partners). Typically, we provided quality assurance service (including quality assurance fund and quality assurance commitment), loan facilitation services and post-facilitation services to the borrowers and institutional funding partners. The quality assurance service is within the scope of ASC Topic 460 Guarantees, and recorded at fair value at the inception of the loans. We have assessed and concluded that the loan facilitation and post-facilitation services are distinct and therefore are separate performance obligations. The remaining consideration is allocated to loan facilitation and post-facilitation services based on their standalone selling price. As there is no direct observable standalone selling price for the loan facilitation and post-facilitation services, we typically used an expected cost plus a profit margin approach to determine the standalone selling price.
We describe our revenue recognition policies in our consolidated financial statements.
Quality Assurance Obligations
We are required by our institutional funding partners to provide quality assurance commitment in the event of the default of the borrowers referred by us. In the past we also provide quality assurance fund service to individual investors that was discontinued in 2019. We record such quality assurance obligations provided to institutional funding partners and individual investors in accordance with ASC Topic 460, Guarantees. Before adoption of ASC Topic 326, the liabilities are measured at their fair value at inception. Subsequently, the liabilities are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. As the risk of the quality assurance obligations reduced, the liability is recognized into the income statement by a systematic and rational amortization method within the “gain from quality assurance” line item of the income statement. Upon adoption of ASC Topic 326, deferred guarantee income represents the stand ready component of the guarantee contracts that are determined in accordance with ASC Topic 460 while expected credit losses for quality assurance commitment represents the contingent component of the guarantee contract that are determined in accordance with ASC Topic 326. Subsequently, deferred guarantee income is released as guarantee income in revenue in the consolidated statement of comprehensive income while expected credit losses related to guarantee contracts are recorded as provision for quality assurance commitment in the consolidated statement of comprehensive income.
A quality assurance receivable is recognized at loan inception at its fair value on a loan-by-loan
basis. At each reporting date, we estimate the credit impairment losses to any individual underlying loan of the quality assurance receivable.
We describe our quality assurance obligations policies in our consolidated financial statements.
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
In accordance with the provisions of ASC 740, we recognize in our financial statements the benefit of a tax position if the tax position is “more likely than not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more likely than not” recognition threshold are measured at the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon settlement. We estimate our liability for unrecognized tax benefits which are periodically assessed and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in some cases, appeal or litigation process. The actual benefits ultimately realized may differ from our estimates. As each audit is concluded, adjustments, if any, are recorded in our financial statements in the period in which the audit is concluded. Additionally, in future periods, changes in facts, circumstances and new information may require us to adjust the recognition and measurement estimates with regard to individual tax positions. Changes in recognition and measurement estimates are recognized in the period in which the changes occur. As of December 31, 2018, 2019 and 2020, we did not have any significant unrecognized uncertain tax positions.
Allowance for Credit Losses
We have the following types of financial assets that are subject to credit losses of borrowers: accounts receivable, quality assurance receivable and loans receivable.
Upon adoption of ASC Topic 326 in 2020, we perform a quarterly evaluation of the adequacy of credit loss allowance for loan receivables primarily based on expectations of lifetime credit losses based on historical default experience, known or inherit risks in the portfolio, current economic conditions and macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. When forecasting macroeconomic factors, management primarily considered gross domestic product, consumer price index and other pertinent factors such as money supply wherein M1 money supply was determined to be the most relevant to our business. The allowance is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. Before the adoption of ASC Topic 326, we determine the incurred credit losses based on past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, composition of the loan portfolio, current economic conditions and other relevant factors.
For each portfolio of borrowers, the provision is calculated based on delinquency status of the respective financial assets: current, 1 to 89, 90 to 119, 120 to 149, 150 to 179 calendar days past due. The respective loss rate of the specific delinquency status category within each portfolio of borrowers will be applied to the applicable outstanding balances of respective financial assets to determine the provision for credit losses for each reporting period.
Recent Accounting Pronouncements
See note 2 to the consolidated financial statements on page
F-15
for details on recent accounting pronouncements and our adoption of certain accounting rules.
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources
Cash Flows and Working Capital
To date, we have financed our operations primarily through cash generated by operating activities. As of December 31, 2018, 2019 and 2020, we had RMB1.6 billion, RMB2.3 billion and RMB2.6 billion (US$403.4 million), respectively, in cash and cash equivalents. In November 2017, we completed our initial public offering in which we issued and sold an aggregate of 17,000,000 ADSs, representing 85,000,000 class A ordinary shares, resulting in net proceeds to us of approximately US$205.0 million. Concurrently with our initial public offering, we sold 19,230,769 ordinary shares to Sun Hung Kai & Co. Limited in a private placement, resulting in net proceeds to us of approximately US$49.5 million. Our cash and cash equivalents primarily consist of cash on hand and short-term bank demand deposits. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.
Although we consolidate the results of Beijing Paipairongxin and Shanghai Zihe, two of our variable interest entities, and their subsidiaries, we only have access to the assets or earnings of Beijing Paipairongxin, Shanghai Zihe, and their subsidiaries through our contractual arrangements with Beijing Paipairongxin, Shanghai Zihe and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax
profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.” On January 1, 2018, we adopted ASU
2016-18,
which requires us to retrospectively restate the statement of cash flows to include restricted cash and restricted cash equivalents. The following table sets forth a summary of our restated cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	1,884,956	(215,522)	2,206,909	338,224
Net cash (used in)/provided by investing activities	(1,447,013)	(828,219)	1,041,496	159,616
Net cash provided by/(used in) financing activities	530,097	1,749,512	(3,091,279)	(473,759)
Net increase in cash, cash equivalents and restricted cash	1,010,017	717,024	105,656	16,192
Cash, cash equivalents and restricted cash at beginning of year	4,283,704	5,293,721	6,010,745	921,187
Cash, cash equivalents and restricted cash at end of year	5,293,721	6,010,745	6,116,401	937,379

Operating Activities
Net cash provided by operating activities was RMB2.2 billion (US$338.2 million) in 2020. In 2020, the difference between our net cash provided by operating activities and our net profit of RMB2.0 billion (US$$301.7 million) resulted mainly from a decrease in quality assurance receivable of RMB2.5 billion (US$382.1 million), a provision for loans receivable of RMB463.2 million (US$71.0 million), a decrease in prepaid expenses and other assets of RMB353.4 million (US$54.2 million), a net gain from investment in loans of RMB1.1 billion (US$170.6 million), and a decrease in payable to platform customers of RMB581.2 million (US$89.1 million). The decrease in quality assurance receivable was primarily due to the discontinuation of our investment programs in 2020. The provision for loans receivable was primarily due to the recognition of the life time credit losses upon initial recognition after our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020. The decrease in prepaid expenses and other assets was primarily due to decreased amount of deposits required by institutional funding partners. The decrease in quality assurance payable was primarily due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020. The gain from investment in loans was primarily due to the interest income from loans held by consolidated trusts. The decrease in payable to platform customers was primarily due to a decrease in outstanding loans facilitated by individual investors on our platform as we ceased facilitating new loans with funding from individual investors in October 2019.
Net cash used in operating activities was RMB215.5 million in 2019. In 2019, the difference between our net cash used in operating activities and our net profit of RMB2.4 billion resulted mainly from an increase in quality assurance receivable of RMB1.6 billion, a gain in investment in loans of RMB1.1 billion, an increase in prepaid expenses and other assets of RMB1.1 billion, which was partially offset by an increase in quality assurance payable of RMB956.8 million. The increase in quality assurance receivable was primarily due to the growth of loans facilitated on our platform that are protected by the quality assurance fund and discontinuation of our investment programs in 2019. The gain in investment in loans was primarily due to the interest income from loans held by consolidated trusts. The increase in prepaid expenses and other assets was primarily due to increased amount of deposits as a result of transitioning to fully funded through institutional funding partners in 2019. The increase in quality assurance payable was primarily due to the growth of loans facilitated on our platform that are protected by the quality assurance fund.
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
Investing Activities
Net cash provided by investing activities was RMB1.0 billion (US$159.6 million) in 2020, which was mainly attributable to proceeds from investment in loans originated and held by us in an amount of RMB12.8 billion(US$2.0 billion), and proceeds from short-term investments in an amount of RMB6.2 billion (US$946.8 million) from maturity of wealth management products, which were partially offset by cash paid for investment in loans originated and held by us in an amount of RMB9.8 billion (US$1.5 billion), and cash paid for purchase of short-term investments(mainly wealth management products) in an amount of RMB8.0 billion (US$1.2 billion).
Net cash used in investing activities was RMB828.2 million in 2019, which was mainly attributable to cash paid for investment in loans originated and held by us in an amount of RMB12.1 billion, and cash paid for purchase of short-term investments (mainly wealth management products) in an amount of RMB3.9 billion, and cash paid for purchase of investments in an amount of RMB803.7 million, which were partially offset by proceeds from investment in loans originated and held by us in an amount of RMB10.5 billion, and proceeds from short-term investments in an amount of RMB5.5 billion from maturity of wealth management products.

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
Financing Activities
Net cash used in financing activities was RMB3.1 billion (US$$473.8 million) in 2020, which was mainly attributable to cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB3.0 billion (US$458.7 million), the repurchase of our ADSs in an amount of RMB380.0 million (US$58.2 million), dividends payout in amount of RMB263.6 million (US$40.4 million), and repayment of short-term borrowing in amount of RMB235 million (US$36.0 million), which was partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB766.2 million (US$117.4 million).
Net cash provided by financing activities was RMB1.7 billion in 2019, which was mainly attributable to cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB3.4 billion, and cash received from short-term borrowings in an amount of RMB235.0 million, which was partially offset by cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.5 billion, and dividends payout in amount of RMB390.7 million.
Net cash provided by financing activities was RMB530.1 million in 2018, which was mainly attributable to the RMB1.2 billion cash we received from our institutional funding partners that invested in our consolidated trusts, which was partially offset by proceeds used for the repurchase of our ADSs in an amount of RMB452.3 million.
Capital Expenditures
We made capital expenditures of RMB83.6 million and RMB48.7 million and RMB11.0 million (US$1.7 million) in 2018, 2019 and 2020, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2021 are expected to be approximately RMB83.7 million (US$12.8 million), primarily due to the optimizations of server units and IT infrastructure.
Holding Company Structure
FinVolution Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, four variable interest entities and their subsidiaries in China. As a result, FinVolution Group’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and variable interest entities is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries may allocate a portion of its after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and our variable interest entities may allocate a portion of its after-tax
profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries are not able to pay dividends out of China until they generate accumulated profits and meet the requirements for statutory reserve funds. In 2020, Shanghai Guangjian, one of our PRC subsidiaries, had paid dividends of RMB79.5 million (US$12.2 million) out of China.

C.	Research and Development, Patents, and Licenses, etc.
See “Item 4. Information On the Company—B. Business Overview—Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2020:

	Total		2021		2022		2023		2024		After 2024
	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$	RMB	US$
	(in thousands)
Operating lease obligations	45,282	6,940	34,203	5,242	11,079	1,698	—	—	—	—	—	—
Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable
operating lease arrangements. Rental expenses under operating leases for 2019 and 2020 were RMB57.9 million and RMB55.9 million (US$8.6 million).
Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020.

G.	Safe Harbor
See “Forward-Looking Statements” on page 3 of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaofeng Gu	42	Chairman of the Board, Chief Innovation Officer
Tiezheng Li	36	Vice Chairman of the Board, President
Jun Zhang	43	Director
Honghui Hu	43	Director
Simon Tak Leung Ho	47	Director
Jimmy Y. Lai	64	Independent Director
Bing Xiang	58	Independent Director
Feng Zhang	45	Chief Executive Officer
Jiayuan Xu	40	Chief Financial Officer
Yuxiang Wang	41	Chief Technology Officer and Chief Product Officer
Mr.
 Shaofeng Gu
is one of our four
co-founders
and has been serving as our director since April 2009, chief innovation officer since March 2019 and chairman of our board of directors since March 2020. Mr. Gu served as our strategy adviser from December 2016 to March 2019, chief strategy officer from August 2014 to December 2016, chief technology officer from January 2011 to August 2014 and chief executive officer from 2007 to 2011. Prior to founding our company, Mr. Gu was the founder and the chief executive officer of Shanghai Jufei Internet Technology Co., Ltd. (Podlook), a startup running podcast aggregation business, from 2005 to 2007. Prior to founding Podlook, Mr. Gu served as a technical lead of Microsoft Corporation from 2000 to 2005. Mr. Gu received his bachelor’s degree in communication science and engineering from Shanghai Jiaotong University in China.
Mr.
 Tiezheng Li
is one of our four
co-founders
and has been serving as our president since May 2020, vice chairman of the board since September 2018, and director since March 2015. Mr. Li also served as our chief strategy officer from July 2017 to April 2020, our chief operating officer from April 2015 to July 2017 and our chief risk officer from January 2011 to April 2015. Prior to founding our company, Mr. Li served as a risk manager at China Minsheng Banking Corporation Limited from 2006 to 2011. Mr. Li received his bachelor’s degree in civil engineering from Shanghai Jiaotong University in China and FMBA degree from China Europe International Business School in China.
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
Mr.
 Honghui Hu
is one of our four
co-founders
and has been serving as our director since September 2011. Mr. Hu served as our president from January 2011 to May 2020. Prior to founding our company, Mr. Hu worked in the legal industry as a lawyer and a senior partner at several PRC law firms from 2001 to 2009. From 2000 to 2001, Mr. Hu served as a loan officer in Shanghai Branch of Industrial and Commercial Bank of China Limited. Mr. Hu received his bachelor’s degree in economics from Shanghai Jiaotong University in China and master’s degree in economics from Fudan University in China.
Mr.
 Simon Tak Leung Ho
has been serving as our director since November 2020. Mr. Ho served as our chief financial officer from September 2016 to November 2020. Prior to joining us, Mr. Ho served various positions at Citigroup Global Markets Asia Limited from 2008 to 2016 including managing director and head of Asian financials research. Mr. Ho received his bachelor of engineering degree from Northwestern University, Illinois. Mr. Ho is also a Chartered Financial Analyst.

Mr.
 Jimmy
 Y. Lai
has been serving as our independent director since November 2017. Mr. Lai currently serves as the chief financial officer of Acepodia, a leading cell therapy biotech company. Mr. Lai served as the chief financial officer of China Online Education Group, a leading online education platform in China listed on the NYSE, from June 2015 to December 2018. Prior to joining China Online Education Group in 2015, Mr. Lai served as the chief financial officer for several companies, including Chukong Technologies Corp., a leading mobile entertainment platform company in China, from 2013 to 2015, Gamewave Corporation, a leading webgame company in China, from 2011 to 2013, Daqo New Energy Corp., an NYSE-listed company and a leading polysilicon manufacturer based in China, from 2009 to 2011, Linktone Ltd., a NASDAQ-listed company and a leading provider of wireless interactive entertainment services to consumers in China, from 2008 to 2009 and Palm Commerce Holdings, a leading information technology solution provider for the China lottery industry, from 2006 to 2008. Prior to that, Mr. Lai served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Main Board of the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his MBA from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.
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
Mr.
 Jiayuan Xu
has been serving as our chief financial officer since December 2020. Mr. Xu served as our senior vice president for finance and head of financial institutions department since March 2018 to November 2020. Mr. Xu served as the vice president for finance from June 2016 to March 2018. Mr. Xu joined us as our financial controller in June 2015. Prior to joining us, Mr. Xu served as the head of financial management department of Nanyang Commercial Bank (China) Co., Ltd. from 2008 to 2015. Mr. Xu was an audit manager at PricewaterhouseCoopers Zhong Tian LLP from 2003 to 2008. Mr. Xu received his bachelor’s degree in international trade and finance from Shanghai Jiaotong University in and FMBA degree from China Europe International Business School. Mr. Xu is also a member of Chinese Institute of Certified Public Accountants.
Mr.
 Yuxiang Wang
has been serving as our chief technology officer since 2019 and our chief product officer since June 2015. Prior to joining us, Mr. Wang served as the vice president of product at Opera Software ASA, a Norwegian software company, from 2013 to 2015. Mr. Wang worked at Baidu.com as a product head of Baidu mobile browser from 2012 to 2013. Mr. Wang served as the product director at TeleNav, a company providing location-based services including navigation, from 2009 to 2012. Prior to that, Mr. Wang served as a senior product manager at MiTAC Research (Shanghai) Ltd., an electronics company, from 2002 to 2009. Mr. Wang received his bachelor’s degree in communication engineering from Jiangsu University, his master’s degree in software engineering from Fudan University and his EMBA degree from China Europe International Business School.

B.	Compensation
For the fiscal year ended December 31, 2020, we paid an aggregate of approximately RMB25.4 million (US$3.9 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and our variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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
Share Incentive Plan
2013 Plan
In June 2013, our board of directors approved our stock option plan, as amended, or the 2013 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2013 Plan is 221,917,800. As of the completion of our initial public offering, options to purchase 134,455,800 Class A ordinary shares had been granted and outstanding but no ordinary shares underlying those options are issued and outstanding due to the exercisability restriction before the initial public offering of our ordinary shares. As of March 31, 2021, options to purchase 127,448,390 Class A ordinary shares were granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 121,031,510 Class A ordinary shares underlying those options were issued.
The following paragraphs describe the principal terms of the 2013 Plan.
Type of Awards
The 2013 Plan permits the awards of options.

Plan Administration
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
2017 Plan
In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the
100-for-1
share split effected by us in October 2017. As of March 31, 2021, options to purchase 6,885,045 Class A ordinary shares had been granted (excluding those cancelled, forfeited or expired) under the 2017 Plan and 2,955,235 Class A ordinary shares underlying those options were issued and outstanding. As of March 31, 2021, 82,472,620 restricted share units had been granted (excluding those cancelled, forfeited or expired) and 8,103,505 Class A ordinary shares underlying these restricted share units were issued.

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

The following table summarizes, as of March 31, 2021, the options granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 2017 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaofeng Gu	*	0.126	March 21, 2016	March 20, 2021
Tiezheng Li	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	1.4	February 1, 2018	January 31, 2023
	*	0.654	January 28, 2019	January 27, 2024
Jun Zhang	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	1.4	February 1, 2018	January 31, 2023
Honghui Hu	*	0.007	January 29, 2014	January 28, 2019
	*	0.126	March 21, 2016	March 20, 2021
Simon Tak Leung Ho	*	0.126	September 7, 2016	September 6, 2022
	*	1.4	February 1, 2018	January 31, 2023
	*	0.330	April 6, 2020	April 6, 2022
Feng Zhang	*	0.028	May 24, 2015	May 23, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Jiayuan Xu	*	0.030	May 5, 2015	May 4, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	0.330	April 6, 2020	April 5, 2025
Yuxiang Wang	*	0.030	June 15, 2015	June 14, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Other grantees as a group	62,376,525	From 0.0001 to 1.4	From July 1, 2012 to April 6, 2020	From June 30, 2018 to April 5, 2025

*	Less than 1% of our total outstanding shares.
The following table summarizes, as of March 31, 2021, the restrict share units granted under the 2017 Plan to our directors and executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Tiezheng Li	*	October 6, 2020	October 5, 2025
Feng Zhang	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
Jiayuan Xu	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Yuxiang Wang	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
Other grantees as a group	57,769,660	From February 1, 2018 to March 2, 2021	From January 31, 2023 to March 1, 2026

*	Less than 1% of our total outstanding shares.

C.	Board Practices
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
We had 3,064 employees as of December 31, 2020. As of December 31, 2020, 1,495 of our employees were located in Shanghai while the remaining employees were located in other regions. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

	As of December 31, 2020
	Number of employees	% of total
Functions:
Operations	847	27.7%
Risk Management	736	24.0%
Research and Development	674	22.0%
Sales and Marketing	568	18.5%
General and Administration	239	7.8%

Total number of employees	3,064	100.0%

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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.
We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,416,881,784 outstanding ordinary shares (consisting of 835,881,784 Class A ordinary shares and 581,000,000 Class B ordinary shares) as of March 31, 2021.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2021
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers**:
Shaofeng Gu (1)	22,109,660	394,818,900	29.4%	63.6%
Tiezheng Li (2)	9,165,650	27,987,900	2.6%	4.6%
Jun Zhang (3)	11,866,000	77,009,800	6.3%	12.5%
Honghui Hu (4)	8,600,000	54,883,400	4.5%	8.9%
Simon Tak Leung Ho	*	—	*	*
Jimmy Y. Lai	—	—	—	—
Bing Xiang	—	—	—	—
Feng Zhang	*	—	*	*
Jiayuan Xu	*	—	*	*
Yuxiang Wang	*	—	*	*
All directors and executive officers as a group	76,451,385	554,700,000	44.4%	89.6%
Principal and Selling Shareholders:
PPD Investment Limited (5)	22,109,660	394,818,900	29.4%	63.6%
Seahawk China Dynamic Fund (6)	109,287,130	—	7.7%	0.9%
Metallica Holding Limited (7)	8,550,000	77,009,800	6.0%	12.4%
SIG China Investments Master Fund III, LLLP (8)	85,691,995	—	6.0%	0.7%
Emma & Oliver Holding Limited (9)	8,600,000	54,883,400	4.5%	8.9%

*        Less than 1% of our total outstanding shares.

**
Except for Jimmy Y. Lai, and Bing Xiang, the business address for our directors and executive officers is Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China. The business address of Jimmy Y. Lai is 4521 Turnberry Ct. Plano, Texas, 75024, USA. The business address of Bing Xiang is Floor 20th, Tower East II, Dongfang Square, Dongcheng District, Beijing, China.

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2021. The total number of ordinary shares outstanding as of March 31, 2021 was 1,417,427,284, consisting of (i) 836,427,284 Class A ordinary shares, and (ii) 581,000,000 Class B ordinary shares.

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
basis.

(1)
Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 4,421,932 ADSs, representing 22,109,660 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)
Represents (i) 27,987,900 Class B ordinary shares directly held by Happyariel Holding Limited, a company incorporated in the British Virgin Islands, (ii) 1,728,130 ADSs, representing 8,640,650 Class A ordinary shares directly held by Happyariel Holding Limited, and (iii) 525,000 Class A ordinary shares that Mr. Tiezheng Li may purchase upon exercise of options within 60 days after March 31, 2021. Mr. Tiezheng Li is the sole shareholder and the sole director of Happyariel Holding Limited. The registered office address of Happyariel Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)
Represents (i) 77,009,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, (ii) 1,550,000 ADSs, representing 7,750,000 Class A ordinary shares, directly held by Metallica Holding Limited, (iii) 663,200 ADSs, representing 3,316,000 Class A ordinary shares, directly held by Mr. Jun Zhang, and (iv) 800,000 Class A ordinary shares that Metallica Holding Limited may purchase upon exercise of options within 60 days after March 31, 2021. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)
Represents (i) 54,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 1,720,000 ADSs, representing 8,600,000 Class A ordinary shares, directly held by Emma & Oliver Holding Limited. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(5)
Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 4,421,932 ADSs, representing 22,109,660 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(6)
Represents 21,857,426 ADSs, representing 109,287,130 Class A ordinary shares directly held by Seahawk China Dynamic Fund. Gold Dragon Worldwide Asset Management Limited is the investment manager for Seahawk China Dynamic Fun pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 109,287,130 Class A ordinary shares. The registered office of the Seahawk China Dynamic Fund is 89 Nexus Way, Camana Bay, Grand Cayman,
KY1-9009,
Cayman Islands. The business address of Gold Dragon Worldwide Asset Management Limited is Unit
4004-05,
40/F, COSCO Tower, 183 Queen’s Road, Central, Hong Kong.

(7)
Represents (i) 77,009,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, (ii) 1,550,000 ADSs, representing 7,750,000 Class A ordinary shares, directly held by Metallica Holding Limited, and (iii) 800,000 Class A ordinary shares that Metallica Holding Limited may purchase upon exercise of options within 60 days after March 31, 2021. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(8)
Represents 2,044,179 ADSs, representing 10,220,895 Class A ordinary shares, and 75,471,100 Class A ordinary shares directly held by SIG China Investments Master Fund III, LLLP, a Delaware limited liability partnership. SIG Asia Investment, LLLP, a Delaware limited liability limited partnership, is the investment manager for SIG China Investments Master Fund III, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 85,691,995 Class A ordinary shares. In addition, Heights Capital Management, Inc., a Delaware corporation, is the investment manager for SIG Asia Investment, LLLP pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 85,691,995 Class A ordinary shares. Arthur Dantchik, in his capacity as the president of SIG Asia Investment, LLLP, and vice president of Heights Capital Management, Inc. may also be deemed to have investment discretion over the shares held by SIG China Investments Master Fund III, LLLP. Mr. Dantchik disclaims any such investment discretion or beneficiary ownership with respect to these shares. The registered office address of SIG China Investments Master Fund III, LLLP is One Commerce Center, 1201 N. Orange Street, Suite 715 in the City of Wilmington, State of Delaware, USA.

(9)
Represents (i) 54,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 1,720,000 ADSs, representing 8,600,000 Class A ordinary shares, directly held by Emma & Oliver Holding Limited. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

As of March 31, 2021, a total of 75,471,100 Class A ordinary shares were held of record by one of our shareholders in the United States, representing approximately 5.3% of our total outstanding shares, and none of our outstanding Class B ordinary shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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
Piggyback Registration Rights
. If we propose to file a registration statement for a public offering of our securities, we must afford holders of ordinary shares issued upon the conversion of preferred shares an opportunity to participate in that offering. We have the right to terminate or withdraw any registration initiated by us under the piggyback registration rights prior to the effectiveness of such registration. In case of an underwritten offering, the underwriters have the right to exclude up to 75% of the shares requested to be registered by the holders of piggyback registration rights, subject to certain preconditions.
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentive Plan
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plan.”
Transactions with PPcredit
We use data collection services from PPcredit, a company controlled by our founders, based on arm’s length transaction terms and conditions. In 2020, we and PPcredit agreed to extend the term of the original service agreement for another year. In 2018, 2019 and 2020, we incurred RMB109.7 million, RMB43.5 million and RMB10.1 million (US$1.5 million) expenses for such services. As of December 31, 2018, 2019 and 2020, the amount due to PPcredit was nil, RMB4.3 million and RMB2.0 million (US$0.3 million).
In 2018, we entered into an agreement with PPcredit to provide PPcredit with human resources and accounting services based on arm’s length transaction terms and conditions at a consideration of RMB3.3 million. As of December 31, 2018, 2019 and 2020, the amount due from PPcredit was RMB2.8 million, nil and nil.
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

•	Case No. 654482/2018 (New York County of the Supreme Court of the State of New York, filed on September 10, 2018) (the “Huang Case”); Ravindra Vora v. PPDAI Group Inc., et al.,

•	Case No. 654777/2018 (New York County of the Supreme Court of the State of New York, filed on September 27, 2018) (the “Vora Case”); Lai v. PPDAI Group Inc., et al.

•	Case No. 1:2018-cv-06716 (U.S. District Court for the Eastern District of New York, filed on November 26, 2018) (the “Lai Case”); and Goyal v. PPDAI Group Inc., et al.

•	Case No. 2:2019-cv-00168 (U.S. District Court for the Eastern District of New York, filed on January 9, 2019) (the “Goyal Case”).
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
18-cv-6716-FB
-JO
(the “Federal Court Action”), appointed lead plaintiffs of the Federal Court Action, and approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and the defendants’ responsive pleadings. On April 22, 2019, plaintiffs in the Federal Court Action filed a second amended complaint. Defendants filed a motion to dismiss the Federal Court Action, which was fully briefed as of January 17, 2020. On December 9, 2020, the parties notified both courts that they reached an agreement in principle to settle both lawsuits. The parties are in the process of finalizing the settlement, which will then be subject to court approval. In light of the pending settlement, on March 26, 2021, the federal court terminated the pending motion to dismiss with leave to renew if the settlement is not approved. Both the New York State Action and the Federal Court Action otherwise remain in their preliminary stages.
Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
Dividend Policy
Our board of directors declared dividends in March 2019, March 2020 and March, 2021. We may continue to declare and pay dividends in the future if our operating conditions allow. Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.
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
We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Act (2021 Revision) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.
The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.
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
An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds
of the votes attached to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy at a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our amended and restated memorandum and articles of association. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association. Holders of the ordinary shares may, among other things, divide or combine their shares by ordinary resolution.
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
Liquidation
. On a winding up of our company, if the assets available for distribution among our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up
capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them. We are a “limited liability” company registered under the Companies Act, and under the Companies Act, the liability of our members is limited to the amount, if any, unpaid on the shares respectively held by them. Our memorandum of association contains a declaration that the liability of our members is so limited.
Calls on Shares and Forfeiture of Shares
. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption, Repurchase and Surrender of Ordinary Shares
. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders thereof, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares provided that the manner and terms of such purchase have been approved by our board of directors or by ordinary resolution of our shareholders, or are otherwise authorized by our memorandum and articles of association. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.
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
As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting.
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
Election and Removal of Directors
. Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.
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
Proceedings of Board of Directors
. Our currently effective memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.
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
. Our shareholders may from time to time by ordinary resolution:

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
Exempted Company
. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

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

Payments of dividends and capital in respect of the ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation.
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
Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2020, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.
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

A
non-United
States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Because our ADSs are listed on the NYSE, our ADSs will be considered to be readily tradable on an established securities market in the United States and that we will be a qualified foreign corporation with respect to dividends paid on the ADSs. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United
States-PRC
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
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.
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
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.
Passive Foreign Investment Company Rules
As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2020, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market
election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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
The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the PBOC. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.
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
Fees and Other Payments Made by the Depositary to Us
The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2020, we did not receive any reimbursement from the depositary.

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
For the period from November 9, 2017, the date that the registration statement on Form
F-1
was declared effective by the SEC, to December 31, 2020, we used the net proceeds from our initial public offering for as follows:

•	Approximately US$74.1 million for shares repurchases;

•	Approximately US$95.1 million for dividend distribution;

•	Approximately US$20.0 million for the acquisition of, and/or investment in, technologies, solutions and/or businesses that complement our business; and

•	Approximately US$75.0 million for general corporate purposes.
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
under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we filed and furnished under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we filed or submitted under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2020.
Attestation Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2020 as stated in its report, which appears on page
F-2
of this annual report on Form
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
Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in October 2017. We have posted a copy of our code of business conduct and ethics on our website at http://ir.finvgroup.com/.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2019		2020
	(RMB’000)	(US$’000)*	(RMB’000)	(US$’000)*
Audit fees (1)	9,570	1,375	8,800	1,349
Audit-related fees (2)	—	—	—	—
Tax fees (3)	—	—	—	—
All other fees (4)	—	—	378	58

*
The US$ amounts are translated from corresponding RMB amounts using a rate of RMB6.5250 = US$1.00, the noon buying rate on December 31, 2020 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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
On March 21, 2018, our board of directors authorized a share repurchase program whereby our company was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$60 million during the next twelve-month period (the “2018 Share Repurchase Program”). The share repurchases may be effected on the open market at prevailing market prices, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with our company’s working capital requirements, general business conditions, as well as other factors. The share repurchases will be carried out in a manner in compliance with Rule
10b-18
and/or Rule
10b5-1
under the U.S. Securities Exchange Act of 1934, as amended, so as to qualify for the safe harbor provided therein.
On August 21, 2018, our board of directors approved an expansion of the 2018 Share Repurchase Program whereby the maximum aggregate value of the Class A ordinary shares in the form of ADSs that can be repurchased under the 2018 Share Repurchase Program increased from US$60 million to US$120 million and the period of the 2018 Share Repurchase Program was extended for another twelve-month period to August 20, 2019.

On August 20, 2019, our board of directors approved an extension of the 2018 Share Repurchase Program for another twelve-month period to August 20, 2020.
The following table summarizes the details of the repurchases made in accordance with the 2018 Share Repurchase Program.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan	Approximate dollar value of ADSs that may yet be purchased under the plan
April 2020	1,862,404	1.74	1,862,404	37,626,282
May 2020	1,693,200	1.60	1,693,200	34,913,340
June 2020	4,751,800	1.71	4,751,800	26,787,002
July 2020	6,529,722	2.03	6,529,722	13,555,515
August 2020	2,082,712	2.20	2,082,712	8,941,328

Total	16,919,838	—	16,919,838	—

On August 24, 2020, our board of directors of approved a new share repurchase program whereby our company was authorized to repurchase its own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$60 million till December 31, 2021 (the “2020 Share Repurchase Program”).
The following table summarizes the details of the repurchases made in accordance with the 2020 Share Repurchase Program as of March 31, 2021.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan	Approximate dollar value of ADSs that may yet be purchased under the plan
September 2020	2,778,900	1.74	2,778,900	55,186,115
October 2020	2,420,900	2.06	2,420,900	50,265,583
November 2020	1,445,900	2.09	1,445,900	47,133,000
December 2020	2,291,836	2.28	2,291,836	41,908,361
January 2021	813,200	3.17	813,200	39,533,372
February 2021	—	—	—	—
March 2021	—	—	—	—

Total	9,750,736	—	9,750,736	—

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
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

Section 302.00 of the NYSE Listed Company Manual requires a listed company to hold an annual meeting during each fiscal year. We are a Cayman Islands exempted company, and we are not required under applicable Cayman Islands law to hold an annual meeting during each fiscal year. Pursuant to the exceptions granted to foreign private issuers under Section 303A.00 of the NYSE Listed Company Manual, we have followed our home country practice and are exempted from the requirements of Section 302.00 of the NYSE Listed Company Manual.
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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

1.2*	Certificate of Incorporation on Change of Name as of November 6, 2019

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.3	Deposit Agreement dated November 14, 2017, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-224011), filed with the Securities and Exchange Commission on March 29, 2018)

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the Form 20-F filed on April 30, 2020 (File No. 001-38269))

4.1	The 2017 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.2	The Third Amended and Restated Stock Option Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.3	Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.4	Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.5	English translation of the Restated Equity Pledge agreement between Beijing Prosper and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

Exhibit Number	Description of Document

4.6	English translation of the Restated Business Operation Agreement among Beijing Prosper, Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.7	English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.8	English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement among Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated February 9, 2015 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.9	English translation of the Restated Option Agreement among Beijing Prosper, the shareholders of Beijing Paipairongxin, and Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.10	English translation of the Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.11	English translation of the Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.12	English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to the exhibit of Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.13	English translation of the Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.14	English translation of the Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.15	Subscription Agreement between the Registrant and Sun Hung Kai & Co. (CP) Limited dated October 30, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

Exhibit Number	Description of Document

4.16	English translation of the Loan Agreement between Shanghai Guangjian and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.17	English translation of the Restated Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.18	English translation of the Restated Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.19	English translation of the Restated Power of Attorney granted by the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.20	English translation of the Restated Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.21	English translation of the Restated Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.22	English translation of the Loan Agreement between Shanghai Manyin and shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.23	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.24	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.25	English translation of the Power of Attorney granted by the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.26	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

Exhibit Number	Description of Document

4.27	English translation of the Exclusive Option Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.28	English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.29	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.30	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.31	English translation of the Power of Attorney granted by the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.32	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.33	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.34	English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.34 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.35	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.35 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.36	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.36 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.37	English translation of the Power of Attorney granted by the shareholders of Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.37 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

Exhibit Number	Description of Document

4.38	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.38 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.39	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Nianqiao and the shareholders of Shanghai Nianqiao dated November 29, 2018 (incorporated herein by reference to Exhibit 4.39 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.40*	English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Chengdu Yougao dated September 15, 2020

4.41*	English translation of the Equity Pledge Agreement among Shanghai Manyin, Chengdu Yougao and the shareholders of Chengdu Yougao dated September 15, 2020

4.42*	English translation of the Business Operation Agreement among Shanghai Manyin, Chengdu Yougao and the shareholders of Chengdu Yougao dated September 15, 2020

4.43*	English translation of the Power of Attorney granted by the shareholders of Chengdu Yougao dated September 15, 2020

4.44*	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Chengdu Yougao dated September 15, 2020

4.45*	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Chengdu Yougao and the shareholders of Chengdu Yougao dated September 15, 2020

8.1*	Principal Subsidiaries and Consolidated Affiliated Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Jingtian & Gongcheng Law Firm (Shanghai)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are not embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FinVolution Group

By:	/s/ Feng Zhang
	Name:	Feng Zhang
	Title:	Chief Executive Officer
Date: April 28, 2021

FINVOLUTION GROUP

F-1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of FinVolution Group
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of FinVolution Group and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Changes in Accounting Principles
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial assets and guarantee liabilities in 2020 and the manner in which it accounts for revenues from contracts with customers in 2018.
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

F-2

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
Revenue Recognition - Estimates of Standalone Selling Price for Loan Facilitation and Post Facilitation Services
As described in Note 2(u) to the consolidated financial statements, loan facilitation service revenue and post facilitation service revenue for the year ended December 31, 2020 were RMB1,908.9 million and RMB673.0 million, respectively. The Company charges one combined transaction service fee for its delivery of loan facilitation services and post-facilitation services, each of which are distinct performance obligations. The combined transaction price is allocated to these two performance obligations using an estimate of their relative standalone selling price. Management does not have an observable standalone selling price for the loan facilitation or post-facilitation services because it does not provide such services on a standalone basis in similar circumstances to similar customers, and because there is no directly observable standalone selling price that is reasonably available for similar services in the market. As a result, the estimation of standalone selling prices involved significant judgement. Management used an expected “cost plus margin” approach to estimate the standalone selling prices of the services and then allocated the combined revenue received from customers to each performance obligation, based on the relative estimated standalone selling prices. When estimating the amount to allocate, management made certain assumptions including estimates of the cost of providing the services, plus a reasonable profit margin.
The principal considerations for our determination that performing procedures relating to the estimation of standalone selling prices for loan facilitation and post-facilitation services is a critical audit matter is there was significant judgment by management in estimating the standalone selling prices, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to estimates of standalone selling price made by management, including estimates of the cost of providing the services.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s revenue recognition process, including controls over the Company’s model, significant assumptions and data used to estimate the standalone selling prices for loan facilitation and post-facilitation services. These procedures also included, among others, testing management’s process for estimating the standalone selling price, which involved (i) reading service agreements between the Company and its customers to identify the nature of services provided as part of loan facilitation and post-facilitation services; (ii) evaluating the appropriateness of management’s expected “cost plus margin” method of estimating standalone selling price; (iii) evaluating the reasonableness of estimates of the cost of providing the services; and (iv) testing the completeness, accuracy and relevance of underlying data used to develop management’s estimate. Evaluating the estimates of cost of providing the services involved (i) testing the allocation of expenses, which are driven by the roles and responsibility of each department and (ii) testing the completeness, accuracy, relevance, and classification of all types of expenses.
Measurement of expected credit losses for certain financial assets and guarantee liabilities
As described in Notes 2(t), 3 and 7 to the consolidated financial statements, the Company has the following accounts associated with expected credit losses measurement as of December 31, 2020:

• Accounts receivable	RMB863.9 million, net of credit loss allowance of RMB188.7 million

• Quality assurance receivable	RMB1,121.6 million, net of credit loss allowance of RMB223.5 million

• Loans receivable	RMB2,354.9 million, net of credit loss allowance of RMB382.0 million

• Expected credit losses for quality assurance commitment	RMB2,390.5 million

F-3

The Company determined the amounts of the provisions and liabilities relating to the above accounts using an expected credit loss methodology that is based on (i) historical default experience; (ii) known and inherit risks in the portfolio; (iii) current economic conditions; and (iv) future macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. When forecasting macroeconomic factors, management primarily considered gross domestic product, consumer price index and other pertinent factors such as money supply wherein M1 money supply was determined to be the most relevant to the Company’s business.
The principal considerations for our determination that performing procedures relating to measurement of expected credit losses is a critical audit matter are (i) there was significant judgment and estimation by management in determining the modeling techniques utilized in their expected credit losses methodology and in determining the underlying estimates, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to estimates used in the expected credit loss methodology and (ii) the audit effort involved professionals with specialized skill and knowledge to assist in evaluating the audit evidence.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of expected credit losses, including controls over the Company’s models, significant assumptions, and underlying data. The procedures also included, among other things, testing management’s process for developing the estimate of expected credit losses, which involved (i) evaluating the appropriateness of management’s methodology including how loan portfolios are pooled; (ii) testing the completeness, accuracy and relevance of underlying data used in the estimate; and (iii) evaluating the reasonableness of management’s forward-looking adjustments made to historical default experience. These procedures also included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of certain models, methodologies and inputs used in developing the estimate of the expected credit losses.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 28, 2021
We have served as the Company’s auditor since 2016.

F-4

FINVOLUTION GROUP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2020
(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ Note 2(f)
Assets
Cash and cash equivalents	2(i)	2,324,542	2,632,174	403,398
Restricted cash (including restricted cash of the consolidated trusts of RMB799,646 and RMB482,285 as of December 31, 2019 and 2020, respectively)	2(j)	3,686,203	3,484,227	533,981
Short-term investments	2(k)	114,560	1,970,958	302,063
Accounts receivable, net of credit loss allowance for accounts receivable of RMB145,699 and RMB188,725 as of December 31, 2019 and 2020, respectively	7	882,305	863,906	132,399
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB809,503 and RMB223,514 as of December 31, 2019 and 2020, respectively	2(t)	3,649,642	1,121,554	171,886
Property, equipment and software, net	5	134,324	93,876	14,387
Right of use assets	16	95,786	54,968	8,424
Intangible assets	6	64,280	98,947	15,164
Goodwill		50,411	50,411	7,726
Loans receivable, net of credit loss allowance for loans receivable of RMB316,124 and RMB382,012 as of December 31, 2019 and 2020, respectively (including loans receivable, net of credit loss allowance for loans receivable of the consolidated trusts of RMB4,618,856 and RMB2,100,158 as of December 31,2019 and 2020, respectively)	3	4,808,252	2,354,882	360,901
Investments	2(m)	952,833	950,515	145,673
Deferred tax assets	11	129,740	155,758	23,872
Contract assets	7	20,555	—	—
Prepaid expenses and other assets (including prepaid expenses and other assets of the consolidated trusts of RMB62,306 and RMB32,154 as of December 31, 2019 and 2020, respectively)	4	1,391,023	1,050,009	160,921

Total assets		18,304,456	14,882,185	2,280,795

Liabilities and Shareholders’ Equity:
Payable to platform customers (including payable to platform customers of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries without recourse to the Company of RMB 684,630 and RMB103,453 as of December 31, 2019 and 2020, respectively)		684,630	103,453	15,855
Quality assurance payable (including quality assurance payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB 4,776,153 and nil as of December 31, 2019 and 2020, respectively)	2(t)	4,776,153	—	—
Deferred guarantee income (including deferred guarantee income of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and RMB1,259,396 as of December 31, 2019 and 2020, respectively)	2(t)	—	1,259,396	193,011
Expected credit losses for quality assurance commitment (including expected credit losses for quality assurance commitment of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of nil and RMB2,390,501 as of December 31, 2019 and 2020, respectively)	2(t)	—	2,390,501	366,360
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB115,540 and RMB132,955 as of December 31, 2019 and 2020, respectively)	8	176,685	220,989	33,868
Taxes payable (including taxes payable of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB32,468 and RMB49,556 as of December 31, 2019 and 2020, respectively; including taxes payable of consolidated trusts of RMB4,562 and RMB3,996 as of December 31, 2019 and 2020, respectively)		128,298	154,398	23,663
Short-term borrowings (including short-term borrowings of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB85,000 and nil as of December 31, 2019 and 2020, respectively)	15	235,000	—	—
Funds payable to investors of consolidated trusts (including funds payable to investors of consolidated trusts of RMB3,660,483 and RMB1,661,841 as of December 31, 2019 and 2020 respectively)	3	3,660,483	1,661,841	254,688
Contract liabilities (including contract liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB50,166 and nil as of December 31, 2019 and 2020, respectively)	2(u)	55,728	3,447	528
The accompanying notes form an integral part of these consolidated financial statements.

F-
5

FINVOLUTION GROUP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2019 AND 2020 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
		RMB	RMB	US$ Note 2(f)
Liabilities and Shareholders’ Equity (Continued)
Amounts due to related party (including amounts due to related party of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB4,309 and RMB1,984 as of December 31, 2019 and 2020, respectively)	10	4,309	1,984	304
Leasing liabilities (including leasing liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB84,284 and RMB42,775 as of December 31, 2019 and 2020, respectively)	16	85,143	43,296	6,635
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB47,117 and RMB8,320 as of December 31, 2019 and 2020, respectively)	11	198,922	103,548	15,870
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and VIE’s subsidiaries without recourse to the Company of RMB237,802 and RMB472,446 as of December 31, 2019 and 2020, respectively)	9	287,625	509,002	78,008

Total liabilities		10,292,976	6,451,855	988,790

Commitments and contingencies	17
FinVolution Group shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2019 and 2020; 964,071,169 and 969,071,169 issued as of December 31, 2019 and 2020; 943,436,904 and 824,164,599 outstanding as of December 31, 2019 and 2020)	12	64	64	10
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2019 and 2020; 586,000,000 and 581,000,000 issued and outstanding as of December 31, 2019 and 2020)	12	39	39	6
Additional paid-in capital		5,640,898	5,659,990	867,431
Treasury stock (20,634,265 and 144,906,570 shares as of December 31, 2019 and 2020, respectively)	12	(47,174)	(401,621)	(61,551)
Statutory reserves	2(ah)	317,198	458,058	70,200
Accumulated other comprehensive income		70,320	(5,142)	(787)
Retained earnings		1,966,611	2,651,918	406,424

Total FinVolution Group shareholders’ equity		7,947,956	8,363,306	1,281,733

Non-controlling interest		63,524	67,024	10,272
Total shareholders’ equity		8,011,480	8,430,330	1,292,005

Total liabilities and shareholders’ equity		18,304,456	14,882,185	2,280,795

The accompanying notes form an integral part of these consolidated financial statements.

F-
6

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except share data, or otherwise noted)

		For the years ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$ Note 2(f)
Operating revenue:
Loan facilitation service fees	2(u)	2,919,234	3,310,875	1,908,851	292,544
Post-facilitation service fees	2(u)	922,797	1,200,373	672,981	103,139
Guarantee income	2(t)	—	—	3,386,032	518,932
Net interest income	2(o)	256,108	1,106,669	1,113,337	170,626
Other revenue	2(u)	376,915	344,840	481,886	73,852
Changes in expected discretionary payment to investor reserve fund investors	2(u)	68,619	—	—	—

Net revenues		4,543,673	5,962,757	7,563,087	1,159,093

Operating expenses:
Origination and servicing expenses	2(v)	(875,905)	(1,164,716)	(1,315,496)	(201,609)
Origination and servicing expenses-related party	2(v)	(109,666)	(43,494)	(10,104)	(1,549)
Sales and marketing expenses	2(w)	(710,754)	(720,333)	(482,859)	(74,001)
General and administrative expenses	2(x)	(383,388)	(435,816)	(461,116)	(70,669)
Research and development expenses	2(y)	(317,965)	(390,585)	(370,175)	(56,732)
Credit losses for quality assurance commitment	2(t)	—	—	(2,007,968)	(307,735)
Provision for loans receivable	3	(192,749)	(299,504)	(463,175)	(70,985)
Provision for accounts receivable and other receivables	7	(106,652)	(261,882)	(144,661)	(22,170)

Total operating expenses		(2,697,079)	(3,316,330)	(5,255,554)	(805,450)
Other income
Gain from quality assurance	2(t)	510,894	98,405	—	—
Realized gain (loss) from financial guarantee derivatives	2(ad)	(157,244)	31,444	—	—
Fair value change of financial guarantee derivatives	2(ad)	272,057	(56,287)	—	—
Other income, net	2(k), 2(ab)	148,356	136,491	116,469	17,850

Profit before income tax expenses		2,620,657	2,856,480	2,424,002	371,493
Income tax expenses	11	(151,206)	(481,962)	(455,421)	(69,796)

Net profit		2,469,451	2,374,518	1,968,581	301,697
Net loss (profit) attributable to non-controlling interest shareholders		(377)	(1,668)	4,119	631

Net profit attributable to FinVolution Group’s ordinary shareholders		2,469,074	2,372,850	1,972,700	302,328

F-
7

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

		For the years ended December 31,
	Note	2018	2019	2020
		RMB	RMB	RMB	US$ Note 2(f)
Net profit		2,469,451	2,374,518	1,968,581	301,697
Foreign currency translation adjustment, net of nil tax		43,293	12,110	(75,462)	(11,565)

Total comprehensive income		2,512,744	2,386,628	1,893,119	290,132

Total comprehensive loss (income) attributable to non-controlling interest shareholders		(377)	(1,668)	4,119	631

Total comprehensive income attributable to FinVolution Group’s ordinary shareholders		2,512,367	2,384,960	1,897,238	290,763

Weighted average number of ordinary shares used in computing net profit per share
Basic		1,498,780,165	1,525,814,189	1,477,162,991	1,477,162,991
Diluted		1,599,592,231	1,552,423,060	1,491,325,420	1,491,325,420
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic		1.65	1.56	1.34	0.20
Diluted		1.54	1.53	1.32	0.20
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equal five ordinary shares)
Basic		8.24	7.78	6.68	1.02
Diluted		7.72	7.64	6.61	1.01
The accompanying notes form an integral part of these consolidated financial statements.

F-
8

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except share data, or otherwise noted)

	Note		Issued ordinary shares			Treasury stock			Statutory reserve	Retained earnings (Accumulated deficit)	Non- controlling interest	Total shareholders’ equity
			Share	Amount	Additional paid-in capital	Share	Amount	Accumulated other comprehensive income
				RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2017			1,503,071,169	100	5,951,044	—	—	14,917	55,090	(2,398,984)	60,021	3,682,188

Cumulative effect of accounting change	2	(u)	—	—	—	—	—	—	—	176,494	—	176,494
Issuance of ordinary shares for share-based compensation plans	12		30,000,000	2	—	(30,000,000)	(2)	—	—	—	—	—
Repurchase of ordinary shares	12		—	—	—	(60,306,360)	(452,262)	—	—	—	—	(452,262)
Share-based compensation	13		—	—	50,319	—	—	—	—	—	—	50,319
Exercise of share-based compensation plans	13		—	—	(105,346)	44,005,360	120,143	—	—	—	—	14,797
Net profit			—	—	—	—	—	—	—	2,469,074	377	2,469,451
Foreign currency translation adjustment			—	—	—	—	—	43,293	—	—	—	43,293
Capital injection from non-controlling interest			—	—	—	—	—	—	—	—	1,458	1,458
Appropriation to statutory reserve			—	—	—	—	—	—	200,916	(200,916)	—	—

Balance as of December 31, 2018			1,533,071,169	102	5,896,017	(46,301,000)	(332,121)	58,210	256,006	45,668	61,856	5,985,738

F-
9

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued ordinary shares			Treasury stock				Retained earnings
		Share	Amount	Additional paid-in capital	Share	Amount	Accumulated other comprehensive income	Statutory reserve		Non- controlling interest	Total shareholders’ equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018		1,533,071,169	102	5,896,017	(46,301,000)	(332,121)	58,210	256,006	45,668	61,856	5,985,738

Issuance of ordinary shares for share-based compensation plans	12	17,000,000	1	—	(17,000,000)	(1)	—	—	—	—	—
Repurchase of ordinary shares	12	—	—	—	(12,729,500)	(47,173)	—	—	—	—	(47,173)
Share-based compensation	13	—	—	42,260	—	—	—	—	—	—	42,260
Exercise of share-based compensation plans	13	—	—	(297,379)	55,396,235	332,121	—	—	—	—	34,742
Net profit		—	—	—	—	—	—	—	2,372,850	1,668	2,374,518
Dividends paid to shareholders		—	—	—	—	—	—	—	(390,715)	—	(390,715)
Foreign currency translation adjustment		—	—	—	—	—	12,110	—	—	—	12,110
Appropriation to statutory reserve		—	—	—	—	—	—	61,192	(61,192)	—	—

Balance as of December 31, 2019		1,550,071,169	103	5,640,898	(20,634,265)	(47,174)	70,320	317,198	1,966,611	63,524	8,011,480

F-1
0

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note		Issued ordinary shares			Treasury stock				Retained earnings
			Share	Amount	Additional paid-in capital	Share	Amount	Accumulated other comprehensive income	Statutory reserve		Non- controlling interest	Total shareholders’ equity
				RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019			1,550,071,169	103	5,640,898	(20,634,265)	(47,174)	70,320	317,198	1,966,611	63,524	8,011,480

Cumulative effect of accounting change	2	(b)	—	—	—	—	—	—	—	(882,964)	—	(882,964)
Repurchase of ordinary shares	12		—	—	—	(139,954,870)	(384,871)	—	—	—	—	(384,871)
Share-based compensation	13		—	—	42,169	—	—	—	—	—	—	42,169
Exercise of share-based compensation plans	13		—	—	(23,077)	15,682,565	30,424	—	—	—	—	7,347
Net profit			—	—	—	—	—	—	—	1,972,700	(4,119)	1,968,581
Dividends paid to shareholders			—	—	—	—	—	—	—	(263,569)	—	(263,569)
Foreign currency translation adjustment			—	—	—	—	—	(75,462)	—	—	—	(75,462)
Appropriation to statutory reserve			—	—	—	—	—	—	140,860	(140,860)	—	—
Capital injection from non-controlling interest			—	—	—	—	—	—	—	—	7,619	7,619

Balance as of December 31, 2020			1,550,071,169	103	5,659,990	(144,906,570)	(401,621)	(5,142)	458,058	2,651,918	67,024	8,430,330

The accompanying notes form an integral part of these consolidated financial statements.

F-1
1

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except share data, or otherwise noted)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net profit	2,469,451	2,374,518	1,968,581	301,697
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Provision for loans receivable	192,749	299,504	463,175	70,985
Provision for accounts receivable and other receivables	106,652	261,882	144,661	22,170
Depreciation and amortization	42,162	57,712	51,780	7,936
Amortization of right-of-use asset and interest of leasing liabilities	—	49,373	44,653	6,843
Change in fair value of short-term investments	(16,460)	13,028	(7,211)	(1,104)
Provision for investment	—	—	33,660	5,159
Loss (Gain) from disposal of investments	—	(10,614)	—	—
Change in fair value of investments	77	—	—	—
Net gain from investment in loans	(256,108)	(1,106,669)	(1,113,337)	(170,626)
Share-based compensation	50,319	42,260	42,169	6,463
Impairment of intangible assets	—	4,600	—	—
Changes in operating assets and liabilities:
Accounts receivable	(746,753)	(332,145)	(248,339)	(38,060)
Quality assurance receivable	(911,597)	(1,585,276)	2,493,090	382,083
Financial guarantee derivative assets and discretionary payment	(379,717)	56,287	—	—
Deferred tax assets	(27,705)	(6,977)	151,335	23,193
Amounts due from related part y	(2,830)	2,830	—	—
Contract assets	(59,019)	91,548	20,555	3,150
Prepaid expenses and other assets	(115,017)	(1,090,910)	353,383	54,157
Payable to platform customers	(208,932)	(220,404)	(581,177)	(89,069)
Quality assurance payable	1,756,535	956,774	—	—
Deferred guarantee income	—	—	(613,858)	(94,078)
Expected credit losses for quality assurance commitment	—	—	(1,202,520)	(184,294)
Payroll and welfare payable	31,423	(11,569)	44,304	6,790
Taxes payable	(32,042)	(96,803)	26,100	4,000
Contract liabilities	(97,080)	(109,741)	(52,281)	(8,012)
Amounts due to related part ies	(11,972)	4,309	(2,325)	(356)
Leasing liabilities	—	(51,370)	(45,682)	(7,001)
Deferred tax liabilities	84,124	98,858	14,816	2,271
Accrued expenses and other liabilities	16,696	93,473	221,377	33,927

Net cash provided by (used in) operating activities	1,884,956	(215,522)	2,206,909	338,224

Cash flows from investing activities:
Collection of loans originated and held by the Group	2,805,940	10,520,227	12,757,947	1,955,240
Investment in loans originated and held by the Group	(4,331,811)	(12,128,140)	(9,826,856)	(1,506,032)
Investment in convertible loan	—	(20,000)	—	—
Proceeds from disposal of investments	—	21,508	2,460	377
Purchase of investments	(155,286)	(803,691)	(36,829)	(5,644)
Proceeds from short-term investments	13,122,058	5,532,569	6,177,791	946,788
Purchase of short-term investments	(12,799,210)	(3,902,033)	(8,001,000)	(1,226,207)
Purchase of property, equipment and software	(83,584)	(48,659)	(11,017)	(1,688)
Acquisition of intangible assets	(5,120)	—	(21,000)	(3,218)

Net cash provided by (used in) investing activities	(1,447,013)	(828,219)	1,041,496	159,616

Cash flows from financing activities:
Cash received from investors - consolidated trusts	1,183,580	3,437,160	766,160	117,419
Cash paid to investors - consolidated trusts	(192,840)	(1,488,301)	(2,993,122)	(458,716)
Cash paid for repurchase of preferential beneficiaries of consolidated trusts	(47,173)	(7,948)	—	—
Cash received from short-term borrowings	87,010	235,000	—	—
Repayment of short-term borrowings	(63,685)	(25,000)	(235,000)	(36,015)
Cash paid for dividends	—	(390,715)	(263,569)	(40,394)
Repurchase of ordinary shares	(452,262)	(42,276)	(379,984)	(58,235)
Proceeds from exercise of share—based compensation plans	14,009	31,592	6,617	1,014
Capital injection from non-controlling interest	1,458	—	7,619	1,168

Net cash used in ( provided by ) financing activities	530,097	1,749,512	(3,091,279)	(473,759)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	41,977	11,253	(51,470)	(7,889)

Net increase in cash, cash equivalents and restricted cash	1,010,017	717,024	105,656	16,192
Cash, cash equivalents and restricted cash at beginning of year	4,283,704	5,293,721	6,010,745	921,187
Cash, cash equivalents and restricted cash at end of year	5,293,721	6,010,745	6,116,401	937,379

F-1
2

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020
(All amounts in thousands, except share data, or otherwise noted

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ Note 2(f)
Supplemental disclosure of cash investing and financing activities
Cash paid for interest including interest paid to investors of consolidated trusts	(58,312)	(94,957)	(268,182)	(41,101)
Cash paid for income taxes	(180,233)	(145,825)	(367,004)	(56,246)
Supplemental disclosure of non-cash investing and financing activities
Payable for purchase of property, equipment and software	917	292	607	93
Payable for purchase of intangible assets	—	—	5,000	766
Payable for repurchase of ordinary shares	—	4,897	9,784	1,499
Receivable from exercise of share-based compensation plans	788	3,938	4,668	715
The following table sets forth cash, cash equivalents and restricted cash by category within the Consolidated Balance Sheets:

	As of December 31,
	2019	2020
			US$
	RMB	RMB	Note 2(f)
Cash and cash equivalents	2,324,542	2,632,174	403,398
Restricted cash	3,686,203	3,484,227	533,981

Total cash, cash equivalents and restricted cash	6,010,745	6,116,401	937,379

The accompanying notes form an integral part of these consolidated financial statements.

F-1
3

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
1. Principal activities and organization
FinVolution Group (the “Company”) is an investment holding company and with its consolidated subsidiaries and variable interest entities (“VIEs”) (collectively referred to as the “Group”) operates an online consumer finance marketplace through its platform (www.ppdai.com) registered in the People’s Republic of China (the “PRC” or “China”). The Company has been listed on the New York Stock Exchange in the United States of America since November 2017. As of December 31, 2020, the Company effectively controls a number of VIEs through a series of commercial agreements (the “VIE Agreements”) entered into between certain subsidiaries of the Group (the “WOFEs”), the VIEs and nominal shareholders of the VIEs
.
As of December 31, 2020, the Company’s principal subsidiaries and consolidated VIEs are as follows:

Name	Percentage of direct or indirect ownership		Date of incorporation	Place of incorporation
Subsidiaries
FinVolution (HK) Limited (“FinVolution HK”)	100%		June 12, 2012	Hong Kong, China
Beijing Prosper Investment Consulting Co., Ltd. (“Beijing Prosper”)	100%		August 21, 2012	Beijing, China
Shanghai Guangjian Information Technology Co., Ltd. (“Shanghai Guangjian”)	100%		June 5, 2017	Shanghai, China
Shanghai Shanghu Information Technology Co., Ltd. (“Shanghai Shanghu”) Shanghai Manyin Information Technology Co., Ltd. (“Shanghai Manyin”)	100%		February 12, 2018	Shanghai, China
Hainan Shanghu Information Technology Co., Ltd. (“Hainan Shanghu”)	100%		August 1, 2018	Hainan, China

Consolidated VIEs
Beijing Paipairongxin Investment Consulting Co., Ltd. (“Beijing Paipairongxin”)	100	% *	June 15, 2012	Beijing, China
Shanghai Zihe Information Technology Co., Ltd. (“Shanghai Zihe”)	100	% *	July 6, 2017	Shanghai, China
Shanghai Nianqiao Technology Co., Ltd. (“Shanghai Nianqiao”)	100	% *	August 8, 2018	Shanghai, China
Shanghai Ledao Technology Co., Ltd. (“Shanghai Ledao”)	100	% *	January 10, 2019	Shanghai, China
Chengdu Yougao Information Technology Co., Ltd. (“Chengdu Yougao”)	100	% *	December 26, 2019	Chengdu, China

Consolidated VIEs’ principal subsidiaries
Shanghai PPDai Financial Information Services Co., Ltd. (“Shanghai PPDai”)	100	% *	January 18, 2011	Shanghai, China
Shanghai Erxu Information Technology Co., Ltd. (“Shanghai Erxu”)	100	% *	April 28, 2018	Shanghai, China
Fujian Zhiyun Financing Guarantee Co., Ltd. (“Fujian Zhiyun”)	100	% *	November 21, 2019	Fujian, China

*	Controlled via contractual relationships

F-1
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
(b) Adoption of new credit loss accounting standard
On January 1, 2020,
t
he Group adopted ASU
2016-13
Financial Instruments-Credit Losses (ASC Topic 326): Measurement of Credit Losses on Financial Instruments using modified retrospective method. Results for periods beginning after January 1, 2020 are presented under ASC Topic 326, while prior period amounts are not adjusted and continue to be reported in accordance with historical
accounting guidance.
Upon initial adoption, the Group recognized the cumulative effect of initially applying ASC Topic 326 as a decrease of approximately RMB883.0 million, net of tax, to the opening balances of retained earnings. These adjustments primarily arose from
:

1) ASC Topic 326 introduced a current expected credit loss (“CECL”) methodology, which replaced the probable incurred credit losses methodology used under the historical accounting guidance. Under CECL methodology, credit losses are recorded upon initial recognition of financial assets at an amount equal to the lifetime expected losses. Under probable incurred credit losses methodology, credit losses are recorded when the losses are probable or have been incurred. The initial adoption will result in an increase in provision for financial assets including quality assurance receivables, loans receivables and accounts receivable that in scope for ASC Topic 326; and
2) ASC Topic 326 requires the expected credit losses related to guarantee contracts be recorded separately from and in addition to the stand ready guarantee liability accounted for in accordance with ASC Topic 460. Before adoption of ASC Topic 326, guarantee liability is recorded at the higher of the amount determined in accordance with ASC Topic 450 and the amount determined in accordance with ASC Topic 460. The initial adoption resulted in an increase in guarantee liability related to the recognition of a separate contingent liability. Consequently, the quality assurance payable is separated into expected credit losses for quality assurance commitment, which represents the expected credit losses of the guarantee contracts accounted for in accordance with ASC Topic 326, and deferred guarantee income, which represents the stand-ready liability accounted for in accordance with ASC Topic 460
.
The table below sets forth the cumulative effect of the changes made to the consolidated balance sheet as of January 1, 2020 due to the adoption of ASC Topic 326.

	December 31, 2019	CECL adoption impact	January 1, 2020
Assets
Quality assurance receivable	3,649,642	(34,998)	3,614,644
Loans receivable	4,808,252	(303,291)	4,504,961
Accounts receivable	882,305	(142,077)	740,228

Decrease in assets		(480,366)

Liabilities
Quality assurance payable	4,776,153	690,122	5,466,275	*

Increase in liabilities		690,122

Retained earnings
Pre-tax decrease in retained earnings		(1,170,488)
Tax effects		287,524

Net decrease in retained earnings		(882,964)

*	Upon adoption of ASC 326, quality assurance payable was separated into deferred guarantee income of RMB1,873,254 and expected credit losses for quality assurance commitment of RMB3,593,021.

F-1
5

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(c) Principle of consolidation
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

F-1
6

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(c) Principle of consolidation (continued)
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

(c) Principle of consolidation (continued)

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs, which are included in the Group’s consolidated financial statements. Transactions between the VIEs and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2019	2020
	RMB	RMB
Cash and cash equivalents	2,025,233	1,660,549
Restricted cash	2,620,706	2,694,514
Short-term investments	—	1,970,958
Accounts receivable	846,454	685,556
Quality assurance receivable	3,649,642	1,121,554
Property, equipment and software, net	103,444	67,010
Intangible assets	—	35,187
Right of Use assets	94,852	54,385
Loans and receivables, net of credit loss allowance for loans receivables	36,344	7,679
Investments	2,306,831	1,579,146
Deferred tax assets	122,920	149,511
Contract assets	20,555	—
Prepaid expenses and other assets	1,290,996	970,709

Total assets	13,117,977	10,996,758

Payable to platform customers	684,630	103,453
Quality assurance payable	4,776,153	—
Deferred guarantee income	—	1,259,396
Expected credit losses for quality assurance commitment	—	2,390,501
Payroll and welfare payable	115,540	132,955
Taxes payable	32,468	49,556
Short-term borrowings	85,000	—
Contract liabilities	50,166	—
Deferred tax liabilities	47,117	8,320
Leasing liabilities	84,284	42,775
Amounts due to related part y	3,189,663	2,153,925
Accrued expenses and other liabilities	237,802	472,446

Total liabilities	9,302,823	6,613,327

F-
18

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(c) Principle of consolidation (continued)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenue	4,250,978	4,684,436	6,124,129
Net profit	1,604,530	661,808	1,230,402

Net cash provided by operating activities	1,356,887	74,977	467,054
Net cash used in (provided by) investing activities	(1,031,968)	367,903	(672,930)
Net cash used in (provided by) financing activities	1,043,899	108,972	(85,000)

Net decrease (increase) in cash, cash equivalents and restricted cash	1,368,818	551,852	(290,876)
Cash, cash equivalents and restricted cash at beginning of year	2,725,269	4,094,087	4,645,939

Cash, cash equivalents and restricted cash at end of year	4,094,087	4,645,939	4,355,063

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
(d) Business combinations and noncontrolling interests
The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.
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

(d) Business combinations and noncontrolling interests (continued)

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
(e) Use of estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.
Financial statements amounts that reflect significant accounting estimates and assumptions include revenue recognition, measurement for provisions and liabilities in scope for ASC Topic 326 including credit loss provision for quality assurance receivables, loan receivables and accounts receivables as well as expected credit losses for quality assurance commitment, valuation allowance for deferred tax assets, determination of uncertain tax positions, and valuation of share-based awards. Such accounting estimates are impacted significantly by judgements and assumptions used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates. Changes in estimates are recorded in the period they are identified.
(f) Foreign currency and foreign currency translation
The Group uses Renminbi (“RMB”) as its reporting currency. The US$ is the functional currency of the Group’s entities incorporated in Cayman Islands and Hong Kong, and the RMB is the functional currency of the Group’s PRC subsidiaries.
Transactions denominated in other than the functional currencies are re-measured
into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured
at the balance sheet date exchange rate. The resulting exchange differences are recorded in the consolidated statements of comprehensive income.
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ deficit on the consolidated financial statements. The exchange rates used for translation on December 31, 2019 and 2020 were US$1.00= RMB6.9762 and RMB6.5249, respectively, representing the index rates stipulated by the People’s Bank of China.

F-2
0

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(g) Convenience translation

Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive income and consolidated statement of cash flows from RMB into US$ as of and for year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.
(h) Significant risks and uncertainties
Risk of concentration
As of December 31, 2019 and 2020, substantially all of the Group’s cash, term deposit and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2018, 2019 and 2020. No individual customer accounted for more than 10% of accounts receivable as of December 31, 2019 and 2020.
Risk of uncertaintie
s
In October 2019, the China Banking and Insurance Regulatory Commission, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies (“Circular 37”), which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business or provide financing guarantee services in a disguised form without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business. Such entity might also subject to penalties including fines and confiscation of illegal gains if applicable. In the Group’s collaboration with institutional funding partners, in order to attract and maintain such business relationship, the Group provides quality assurance commitment through (i) repurchase of default loans and (ii) setting aside security deposits with institutional funding partners or third-party guarantee companies to ensure the Group has enough cash to perform its repurchase obligation if the borrowers introduced by the Group default. In some cases, the Group is also required to replenish such security deposits from time to time. Due to the lack of legal interpretation for financing guarantee in a disguised form, there is uncertainty related to whether such quality assurance commitment provided to institutional funding partners constitutes a financing guarantee in a disguised form. If the quality assurance commitment provided by the Group were determined to be financing guarantee in a disguise form, the Group’s business, financial condition, results of operations and liquidity will be materially and adversely affected.
In order to reduce the compliance risk under Circular 37, the Group incorporated a licensed financial guarantee company in late 2019, which, since its incorporation, provides direct guarantees for certain loans funded by the institutional funding partners to replace existing quality assurance commitment provided. In 2020, the Group increased the capital of the guarantee subsidiary established in late 2019 and also acquired two more guarantee licenses. The Group will continue its effort to increase its guarantee capability by obtaining additional financial guarantee licenses or increase the capital of its financial guarantee subsidiaries to further reduce its risk of noncompliance.
(i) Cash and cash equivalents
Cash and cash equivalents represent cash on hand, demand deposits, term deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.

F-2
1

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(j) Restricted cash

Restricted cash represents:

(i)
Cash in quality assurance is cash managed by the Group through designated bank accounts under the new quality assurance program. There is no other use of these funds except for making payments to investors for default loans that are subject to quality assurance protection. As of December 31, 2019 and 2020, the restricted cash related to quality assurance obligations were RMB1,473,749 and RMB1,671,785, respectively.

(ii)
Cash held in escrow accounts that is jointly managed by the Group and institutional funding partners. As of December 31, 2019 and 2020, the restricted cash managed by the Group and institutional funding partners amounted to RMB44,367 and RMB701,673, respectively.

(iii)
Cash received via consolidated trusts that has not yet been distributed. As of December 31, 2019 and 2020, the restricted cash related to cash not yet distributed amounted to RMB799,646 and RMB482,285, respectively.

(iv)
Cash held in capital verification account under the name of a subsidiary of the Group established in December 2020
as a paid-in capital. As of December 31, 2019 and 2020, the restricted cash related to capital verification account amounted to nil and RMB300,000, respectively.

(v)
Cash received from borrowers that has not yet been disbursed to institutional funding partners. As of December 31, 2019 and 2020, the restricted cash held as related to cash not yet disbursed amounted to nil and RMB225,031, respectively.

(vi)
Cash received from investors or borrowers that has not yet been disbursed, due to a settlement time lag. As of December 31, 2019 and 2020, the restricted cash related to cash not yet disbursed amounted to RMB684,630 and RMB103,453, respectively.

(vii)
Cash held in designated account under the name of a subsidiary of the Group as a security deposit for an institutional funding partner. As of December 31, 2019 and 2020, the restricted cash related to security deposit amounted to RMB390,000 and nil, respectively.

(viii)	Cash held as collateral for short-term borrowings of subsidiaries of the Group. As of December 31, 2019 and 2020, the restricted cash held as collateral amounted to RMB251,853 and nil, respectively.

(ix)
Cash in investor reserve funds to protect relevant investors from losses of certain investment programs. Such investment programs were matured in 2019, the RMB41,958 held as restricted cash as of December 31, 2019 were settled in 2020.

(k) Short-term Investments
Short-term investments mainly consist of investments in wealth management products. The wealth management products are certain deposits with variable interest rates or principal not guaranteed with certain financial institutions.
Realized and unrealized gain related to the short-term investments is recorded as other income in the consolidated statements of comprehensive income. RMB96,061, RMB52,863 and RMB33,189 was recognized for the years ended December 31, 2018, 2019 and 2020, respectively.

F-2
2

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)
(l) Accounts receivable, contract assets and credit loss allowance

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
Accounts receivable and contract assets is stated at the historical carrying amount net of write-offs and credit risk allowance. Beginning in 2020, the Group establishes a credit loss allowance based on expectations of lifetime credit losses based on historical default experience, known or inherit risks in the portfolio, current economic conditions and macroeconomics forecasts as well as other factors surrounding the credit risk of borrowers (Note 2(b)). Prior 2020, the credit loss allowance was determined to be the amount of probable incurred credit losses based on historical default experience and other factors surrounding the credit risk of the borrowers. The Group evaluates and adjusts its credit loss allowance on a quarterly basis or more often as necessary. Accounts receivable and contract assets that are delinquent for 180 days or more are generally written off
.
(m) Investments
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
Non-marketable
equity investments are investments in privately held companies without readily determinable market values. They
 a
re measured at cost minus impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or a similar investment of the same issuer. The changes in the fair value of non-marketable
equity investments are recognized in the consolidated statement of comprehensive income.
The following table sets forth the investments the Group holds as of December 31, 2019 and 2020
,
respectively.

	As of December 31,
	2019	2020
Equity method investments	96,622	129,622
Non-marketable equity investments	856,211	820,893

	952,833	950,515

F-2
3

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(m) Investments (continued)

Equity method investments
For the years ended December 31, 2018, 2019 and 2020, the Group made investments in several private equity funds and accounted these investments as equity method investments as the Group has ability to significantly influence the operations or financial activities of the investees.
For the years ended December 31, 2018, 2019 and 2020, the Company disposed certain equity method investments for total consideration of nil, RMB20,000 and nil, which results a gain of nil, RMB10,621 and nil in other income, respectively.
As of December 31, 2019 and 2020, the equity pick up adjustment made by the Group on the equity method investments are not material. For the years ended December 31, 2018, 2019 and 2020, no impairment losses were recognized for equity method investments.
Non-marketable
equity investments
For the years ended December 31, 2018, 2019 and 2020, the Group made investments of less than 10% of equity interest in several non-listed companies. These investments were accounted for as non-marketable
equity investment using measurement alternative because these investments does not have readily determinable fair value and the Group does not have significant influence over the investees.
For the years ended
December 31,
2018, 2019 and 2020, the Company disposed certain
non-marketable
equity investments for total consideration of nil, RMB1,508 and RMB2,460, which results a loss of nil, RMB7 and nil in other income, respectively.
For the years ended December 31, 2018, 2019 and 2020, the amount of impairment losses recognized for non-marketable
equity investments were nil, nil and RMB33,660, respectively.

F-2
4

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(n) Fair value measurement
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
The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, quality assurance receivable, loans receivable, accounts receivable, contract assets, payable to platform customers, quality assurance payable, deferred guarantee income, expected credit losses for quality assurance commitment, short-term borrowings and other liabilities.
Short-term investments
The short-term investments mainly consist of wealth management products and are measured at fair value.
Other financial instruments
The carrying amounts of financial instruments other than short-term investments, approximate their fair values due to the short-term maturities of these instruments.

F-2
5

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(n) Fair value measurement (continued)

Assets and liabilities measured at fair value on a recurring basis
The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2019

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
—wealth management products	—	114,560	—	114,560

December 31, 2020

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
—wealth management products	—	1,970,958	—	1,970,958

The Group values its wealth management products held in certain bank accounts using quoted rate of return or quoted subscription/redemption prices published by the banks for these products, and accordingly, the Group classifies wealth management products as Level 2 within the fair value hierarchy based on the nature of the fair value inputs.

F-2
6

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(n) Fair value measurement (continued)

Assets and liabilities measured at fair value on a
non-recurring basis
Non-marketable
equity investments are measured at fair value on a non-recurring basis.

The following table sets forth the unrealized gains and losses from remeasurement (referred to as upward or downward adjustments) recorded as adjustments to the carrying value of non-marketable
equity investments held as of December 31, 2018, 2019 and 2020 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	For the years ended December 31,
	2018	2019	2020
Upward adjustments	170	3,149	—
Downward adjustments (including impairment)	—	—	(36,600)

Total unrealized gain (loss es )	170	3,149	(36,600)

The following table sets forth the total carrying value of the Group’s non-marketable equity investments at fair value on a non-recurring basis held as of December 31, 2018, 2019 and 2020 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities:

	As of December 31,
	2019	2020
Initial cost basis	852,892	854,174
Upward adjustments	3,319	3,319
Downward adjustments (including impairment)	—	(36,600)

Total carrying value at the end of the period	856,211	820,893

7

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(o) Net interest income
The Group, through consolidated trust plans (See Note
3
), WOFEs and subsidiaries of VIEs, originate and hold loans.
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
The net interest income recorded in the consolidated statement of comprehensive income related to the loans originated by the Group recorded for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Interest income	316,193	1,342,289	1,341,657
Less: Interest expense	(60,085)	(235,620)	(228,320)

Net interest income	256,108	1,106,669	1,113,337

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
(q) Intangible assets
As of December 31, 2020, the intangible assets held by the Group includes micro-lending license, factoring license, financial leasing license and insurance brokerage license which have indefinite useful life. The Group evaluates these indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

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
On January 1, 2020, the Group adopted ASU No. 2017-04, Simplifying the Test for Goodwill Impairment to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. The Group, therefore, performs the goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit. This adoption did not have impact on the consolidated financial statements
.
(s) Impairment of long-lived assets other than goodwill
The Group evaluates its long-lived assets other than goodwill and intangible assets with indefinite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. Impairment losses of long-lived assets related to intangible assets recognized for the years ended December 31, 2018, 2019 and 2020 were nil, RMB4,600 and nil, respectively.

F-
29

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Quality assurance obligations
For off-balance sheet loans funded by institutional funding partners, the Group provides quality assurance commitment to compensate them in the event of borrowers’ default in the form of 1) guarantee provided by third-party financial guarantee companies or financial guarantee company within the Group; or 2) insurance provided by third-party insurance company, if the insurance coverage is exhausted, a third party guarantee company will repay the institutional funding partner in full. In either case, after the third-party guarantee companies repay the overdue amount, the Group is obligated to compensate the third-party guarantee companies at an amount equal to the repayment made to the institutional funding partners. In certain cases, the Group is also required to provide a security deposit at an amount equal to a certain percentage of the outstanding balance of loans the institutional funding partners funded to the borrowers referred by the Group. The Group might also be required to replenish such security deposit in the event the security deposit is used by the institutional funding partners to make up for the loss they incurred.
In the past the Group used to provide quality assurance fund program to individual investors to compensate them in the event of borrowers’ default, which were terminated in 2019 due to regulation change. Quality assurance commitment and quality assurance fund are hereinafter collectively referred to as “quality assurance obligations”.
Quality assurance payables
Before adoption of ASC Topic 326, the quality assurance obligations are comprised of two components: (i) ASC Topic 460 component; and (ii) ASC Topic 450 component. In accordance with ASC
460-10-25-2
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

F-3
0

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Quality assurance obligations (continued)
Quality assurance payables (continued)

Subsequent to initial recognition, the quality assurances obligations are measured at the greater of the amount determined based on ASC Topic 460 and the amount determined based on ASC Topic 450. ASC Topic 460 does not prescribe a method for subsequently measuring and recording the non-contingent
guarantee liability. As stated in ASC
460-10-35-1,
the guarantee liability should generally be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. As the risk is reduced as each payment is made, a systematic and rational amortization method based on when the payments are made may be appropriate. If there is no difference between the ASC Topic 460 component and ASC Topic 450 component, no gain or loss is recorded. If the ASC Topic 460 component falls below the ASC 450 component, a contingent liability would be set up with an accompanying loss recognized in the gain (loss) from quality assurance in the consolidate statement of comprehensive income
.
As the risk of the guarantee liability is reduced, it is recognized into the income statement by a systematic and rational amortization method, e.g. over the term of the loan, within the “gain from the quality assurance” line item of the income statement. For the years ended December 31, 2018 and 2019, the amount of gains recorded were RMB510.9 million and RMB98.4 million, respectively
.
The following table sets forth the Group’s quality assurance obligations movement activities for the years ended December 31, 2018 and 2019:

	For the years ended December 31,
	2018	2019
Opening balance	2,062,844	3,819,379
Fair value of newly written guarantee and quality assurance obligation	5,313,489	6,156,826
Release of guarantee and quality assurance payable upon repayment	(4,049,457)	(6,718,809)
Contingent liability	3,380,930	6,409,884
Payouts during the year	(7,889,277)	(12,299,134)
Recoveries during the year	5,000,850	7,408,007

Ending balance	3,819,379	4,776,153

As of December 31, 2019, the maximum potential future payments, including all outstanding principal and interests covered by the quality assurance program were RMB21,794,353.

F-3
1

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Quality assurance obligations (continued)

Deferred guarantee income and expected credit losses for quality assurance commitment
Upon adoption of ASC Topic 326 as described in Note 2(b), deferred guarantee income represents the stand ready component of the guarantee contracts that are determined in accordance with ASC Topic 460. At initial recognition, deferred guarantee income is recorded at the fair value of the guarantee contract. Subsequent to initial recognition, deferred guarantee income is released systematically as guarantee income in revenue in the consolidated statement of comprehensive income as the Group is released from the underlying risk.
Expected credit losses for quality assurance commitment represents the expected life time credit losses of the guarantee contract that are determined in accordance with ASC Topic 326, which are initially recorded separate from and in addition to deferred guarantee income at the amount equal to the expected lifetime credit losses of the underlying loans covered by the quality assurance obligation. The expected credit losses are determined based on historical default experience, known and inherent risks in the portfolio, current economic conditions and future macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The liability is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. Subsequent to initial recognition, the expected credit losses are adjusted for changes in expected lifetime credit losses. The initial recognition and adjustments made to expected credit losses for quality assurance commitment are recorded as provision for quality assurance commitment in the consolidated statement of comprehensive income. The table below sets forth the movement of deferred guarantee income and expected credit losses for quality assurance commitment for the year ended December 31, 2020:

Deferred guarantee income:	For the year ended December 31,
2020
Opening balance upon adoption of ASC Topic 326 (Note 2(b))	1,873,254
Newly written guarantee and quality assurance obligation	2,838,707
Release of guarantee and quality assurance payable upon repayment	(3,386,032)
Termination of P2P guarantee and quality assurance obligation*	(66,533)

Ending balance	1,259,396

Expected credit losses for quality assurance commitment:	For the year ended December 31,
2020
Opening balance upon adoption of ASC Topic 326 (Note 2(b))	3,593,021
Provision for credit losses of guarantee contracts	2,057,558
Payouts during the year	(8,297,516)
Recoveries during the year	5,199,893
Termination of P2P guarantee and quality assurance obligation*	(162,455)

Ending balance	2,390,501

*
In March 2020, the Company early repaid all outstanding loan balance before their maturity for one P2P funding partner as a result of the Group’s decision to discontinue business relationship with online lending information intermediary, which resulted in decrease in guarantee related receivables and liabilities. The overall impact on gain or loss is immaterial.

As of December 31, 2020, the maximum potential future payments, including all outstanding principal and interests covered by the quality assurance program were RMB24,409,260.

F-3
2

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Quality assurance receivables
Quality assurance receivable
A quality assurance receivable is recognized at loan inception at its fair value on a loan-by-loan
basis. Beginning in 2020, the Group establishes a credit loss allowance primarily based on expectations of lifetime credit losses based on historical default experience, known or inher en
t risks in the portfolio, current economic conditions and macroeconomics forecasts as well as other factors surrounding the credit risk of borrowers (Note 2(b)). Prior 2020, the credit loss allowance was determined to be the amount of probable incurred credit losses based on estimates of future cash flows and assesses whether there is any indicator of impairment to any individual underlying loan of the quality assurance receivable
.

The following table presents the Group’s quality assurance receivable as of December 31, 2019 and 2020:

	For the years ended December 31,
	2019	2020
Quality assurance receivable	4,459,145	1,345,068
Allowance for credit losses for quality assurance receivable	(809,503)	(223,514)

Quality assurance receivable, net	3,649,642	1,121,554

The Group evaluates expected credit losses of quality assurance receivable by on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents quality assurance receivables based on type of borrowers and delinquency as of December 31, 2019 and 2020:

	1-89 days past due	90-119 days p ast due	120-149 days p ast due	150-179 days p ast due	Total past due	Current	Total quality assurance receivable
December 31, 2019
New borrowers	139,398	36,630	37,113	37,017	250,158	849,189	1,099,347
Repeat borrowers	297,150	75,880	73,682	70,154	516,866	2,842,932	3,359,798

Total	436,548	112,510	110,795	107,171	767,024	3,692,121	4,459,145

December 31, 2020
New borrowers	26,708	5,651	5,312	5,407	43,078	191,155	234,233
Repeat borrowers	70,819	25,745	22,647	15,388	134,599	976,236	1,110,835

Total	97,527	31,396	27,959	20,795	177,677	1,167,391	1,345,068

As the average tenor of loans facilitated on the Group’s platform are around 9 months, substantially all of the quality assurance receivable balance as of December 31, 2020 are originated in 2020.
The following table sets forth the movement in the allowance for credit losses for quality assurance receivable as of December 31, 2019 and 2020, respectively:

	For the years ended December 31,
	2019	2020
Beginning balance	1,097,188	809,503
Impact of adoption of ASC 326 (Note 2(b))	—	34,998
Provision/(reversal) for credit losses	210,520	(49,590)
Write-offs	(498,205)	(571,397)

Ending balance	809,503	223,514

F-3
3

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(u) Revenue recognition

The Group engages primarily in operating an online consumer finance marketplace by providing an online platform which matches borrowers with institutional funding partners, individual investors and assisting facilitation of loans to investors on certain third-party online platforms (collectively referred to as “investors”). The Group determines that it is not the legal lender or legal borrower in the above process. Therefore, the Group generally does not record loan receivable and payable arising from the loans between investors and borrowers on its balance sheets other than consolidated trusts (Note 3). Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The Group discontinue matching of individual investors in 2019 due to change in regulations.
On January 1, 2018, the Company adopted the revenue standard using the modified retrospective transition method to those contracts which were not completed as of January 1, 2018. Upon initial adoption, the Group recognized the cumulative effect of initially applying the revenue standard as an increase of approximately RMB176.5 million, net of tax, to the opening balances of retained earnings. These adjustments primarily arose from the timing of revenue recognition for transaction service fees collected in monthly instalments related to its loan products being recognized earlier under ASC Topic 606
.
The following table sets forth the impact to the consolidated statement of comprehensive income for the year ended December 31, 2018 as a result of adoption of ASC Topic 606.

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

•
On monthly basis, the borrowers are obligated to pay transaction service fee and quality assurance contribution/guarantee fee on top of the principle and interest payment. In the event of prepayment, borrowers are obligated to pay the outstanding unpaid transaction service fee and quality assurance contribution in full.

F-3
4

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(u) Revenue recognition (continued)
Revenue from Single Loans (continued)

The Group determines its customers to be both investors and borrowers. Starting from 2018, the Group charges the transaction service fee as part of the borrowers’ monthly repayment. In accordance with the relevant guidance in ASC Topic 606, the amounts associated with the quality assurance obligation is within the scope of ASC Topic 460 and should be accounted for in accordance with the provisions of that Topic. The services not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC Topic 606 and the applicable revenue recognition guidance. The Group considers loan facilitation services (covering matching of investors to borrowers and facilitating the execution of loan agreement between investors and borrowers) and post-facilitation services (covering cash processing services and collection services) as two distinctive performance obligations in accordance with ASC Topic 606. The transaction price is first allocate
d
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
In additional to transaction service fee, the Group also receives fees on future events, such as collection fees. For loans with no quality assurance protection, collection is considered a separate performance obligation and therefore collection fee is allocated to this specific performance obligation. For loans with quality assurance protection, as the quality assurance will compensate the investors should the borrowers are delinquent, the collection fee is considered a variable consideration for the loan facilitation and post-facilitation performance obligations and therefore is included in the total transaction price which is allocated to these two performance obligation based on their relative standalone selling price. The collection fee is only probable of not reserving upon successful collection and as such is not included in the transaction price until then.
Revenue from Investment Programs
For investment programs that only fund loans protected by the quality assurance, the loan transaction service fees and monthly contribution to the quality assurance paid by the borrowers are the same as those discussed under “Revenue from Single Loans” above. In addition, the Group charges the surplus gain, i.e., the actual rate of return exceeds the stated expected rate of return in the investment program agreement, as investment program management fee. The investment program management fee is a separate fee charged to investors in a separate contract and therefore is allocate specifically to the investment management performance obligation. The Group determines that the “probable of not reserving” threshold is met for surplus gain and therefore surplus gain is included in the transaction price upon the effective of investment program. The Group estimates the surplus gain on a monthly basis for the duration of an investment program to monitor the expected outcome of the portfolio and the amount is recognized over the term of the investment program as the investor simultaneously receives and consumes the benefits provided by the Company’s performance throughout the term of the investment program. The Group stopped offering investment program in 2019 as a result of regulatory requirements to stop P2P business and all investment programs matured in 2020.

F-3
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
Revenue disaggregation analysis
The following table sets forth the Group’s operating revenue from different service type
s
:

	For the years ended December 31,
	2018		2019		2020
	With quality assurance protection	Without quality assurance protection	With quality assurance protection	Without quality assurance protection	With quality assurance protection	Without quality assurance protection
Loan facilitation service fees	2,404,178	515,056	2,984,063	326,812	1,908,851	—
Post-facilitation service fees	678,518	244,279	1,096,660	103,713	672,981	—
Other revenue
-investment management fee	208,471	—	109,423	—	31,767	—
-borrowers referral fee	—	96,167	—	130,677	—	290,337
-others	54,734	17,543	37,949	66,791	95,286	64,496
Changes in expected discretionary payment to investor reserve fund investors	—	68,619	—	—	—	—

	3,345,901	941,664	4,228,095	627,993	2,708,885	354,833

Interest income (Note 2(o)) and guarantee income (Note 2(t)) is not included in the table above as it is not accounted for under ASC Topic 606.
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

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(u) Revenue recognition (continued)
Practical expedient and exemptions
(continued)

Expected discretionary payment to investor reserve fund investors
In December 2017, due to the deterioration of performance of investor reserve fund investment programs, the Group reversed all the gains recorded historically amounting to RMB213,958 and additional provision outside the Group’s contractual obligation related to the investor reserve fund amounting to RMB107,660 was recognized as a reduction of revenue. In 2018, the Group experienced improved loan performance and a reversal amounting to RMB68,619 was recognized in revenue. As of December 31, 2019, all investment programs that offered protection on expected return of investors were matured.
(v) Origination and servicing expenses
Origination and servicing expenses primarily consist of salaries and benefits of employees who facilitate loan origination, perform risk pricing, debt-collection service, customer service, data processing and data analysis.
Origination and servicing expenses-related party consist of expenses for data collection service provided by PPcredit, a related party of the Group (See Note 10).
(w) Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB702,508, RMB710,203 and RMB470,243 for the years ended December 31, 2018, 2019 and 2020, respectively, are charged to the consolidated statements of comprehensive income as incurred.
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
(aa) Leases
Prior to the adoption of ASC 842 on January
 1, 2019
A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified as an operating lease. All leases of the Group are currently classified as operating leases. When a lease contains rent holidays, the Group records the total expenses on a straight-line basis over the lease term.

F-
3
7

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(aa) Leases (continued)

Upon and hereafter the adoption of ASC 842 on January
 1, 2019
The Group determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use
(“ROU”) assets and operating lease liabilities, in the Group’s consolidated balance sheets. The Group does not have any finance leases as of the adoption date or December 31, 2020.
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
(ab) Government grants and subsidy income
The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statement of comprehensive income in the period the cash is received. The government grants received by the Group amounting to RMB53,739, RMB62,517 and RMB74,104 for the years ended December 31, 2018, 2019 and 2020, respectively
.
(ac) Taxation
Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.
Deferred income taxes are recognized for temporary differences between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided in accordance with the laws of the relevant taxing authorities. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in which temporary differences are expected to be received or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the statement of comprehensive income in the period of the enactment of the change.
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

F-
38

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
(ad) Gain or losses related to financial guarantee derivative
The Group used to offer investment programs which were accounted for as derivative under ASC Topic 815, Derivatives and Hedging, in the consolidated balance sheets as either assets or liabilities at fair value. Such business was terminated in late 2017 and the remaining investment programs fully matured in 2019.
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
(ae) Net profit per share
Basic net profit per share is computed by dividing net profit attributable to FinVolution Group’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class
method. Under the
two-class
method, net profit is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted net profit per share is calculated by dividing net profit attributable to FinVolution Group’s ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preferred shares using the if-converted
method and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.
(af) Segment reporting
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
(ag) Treasury shares
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
paid-in
capital by using
first-in,
first-out
method. The treasury shares account includes 20,634,265 and 144,906,570 ordinary shares mainly for the purpose of exercise of share-based compensation plans as of December 31, 2019 and 2020, respectively.

F-
39

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ah) Statutory reserves
In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax
profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary’s registered capital. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended December 31, 2018, 2019 and 2020, appropriations to the general reserve amounted to RMB200,916, RMB61,192 and RMB140,860, respectively.
(a
i
) Recently issued accounting standards
Adoption of new accounting standards
In February 2016, the FASB issued ASU
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
The Group adopted ASC Topic 842 using the modified retrospective transition approach. Prior period results continue to be presented under ASC Topic 840 based on the accounting standards originally in effect for such periods. Please refer to Note 2(aa) for the Group’s accounting policy under ASC Topic 842. Upon adoption of ASC 842, on January 1, 2019, the Group recorded the operating lease right-of-use-assets
and operating lease liabilities amounting to RMB127,066 and RMB118,420, respectively, which are primarily related to the lease of the Group’s office spaces. The adoption of ASC 842 did not have a material impact on the Group’s results of operations or cash flows.
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
Upon adoption of the standard on January 1, 2020, after adjusting for deferred tax and other adoption effects, a RMB882,964 decrease was recorded in the retained earnings through a cumulative-effect adjustment.
In January 2017, the FASB issued ASU
2017-04,
“Intangibles—Goodwill and Other (Topic 350): simplifying the test for goodwill impairment”, the guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. Goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not the difference between the fair value and carrying amount of good will which was the step 2 test before. The ASU should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group has not early adopted this guidance. The adoption of ASC 350 did not have impact on the Group’s results of operations or cash flows.

F-4
0

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(a
i
) Recently issued accounting standards (continued)
Adoption of new accounting standards (continued)

In August 2018, the FASB issued ASU
2018-13,
“Fair Value Measurement (Topic 820): Disclosure framework – changes to the disclosure requirements for fair value measurement” which modifies the disclosure requirements on fair value measurements in Topic 820 Fair Value Measurement. It also requires to add disclosures relating to changes in unrealized gains and losses for the period included in other comprehensive income for recurring Level 3 fair value measurements held at the end of the reporting period and the range and weighted average of significant unobservable inputs used to develop Level 3 measurements. ASU
2018-13
is effective for all entities for fiscal years and interim periods within those fiscal years, beginning after December 15, 2019. The adoption of ASC 820 did not have a material impact on the Group’s results of operations or cash flows.
New accounting standards not yet adopted
In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments in ASU 2019-12 simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU 2019-12 is effective for all entities beginning on January 1, 2021. Early adoption of the amendments is permitted. The adoption of this standard is not expected to have a material impact on the Group’s disclosures
.
3. Loans receivable, net
Loans receivable originated and retained by the Group consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Loans	5,124,376	2,736,894
Credit loss allowance for loans receivable	(316,124)	(382,012)

Loans receivable, net	4,808,252	2,354,882

As of December 31, 2020 and 2019, the entire loans receivable balance represents the outstanding loans made to the borrowers from consolidated trusts and loans held by subsidiaries of the Group. As part of the Group’s efforts to develop new product offerings for institutional funding partners, the Group has established a series of trusts administrated by third-party trust companies. These trusts make loans solely to borrowers referred the Group to provide returns to the trust beneficiaries. As such, the Group has power to direct the activities of the trusts. Also, the Group is either the sole beneficiary of certain trusts or has the obligation to absorb losses or the right to receive residual benefits from certain trusts that could potentially be significant to these trusts. As a result, the Group is considered the primary beneficiary of the trusts and their assets, liabilities, results of operations and cash flows are consolidated accordingly.
The following table sets forth the activity in the allowance for loan losses for the years ended December 31, 2018, 2019 and 2020.

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Beginning balance	47,670	74,381	316,124
Impact of adoption of ASC 326 (Note 2(b))	—	—	303,291
Provision for loans receivable	192,749	299,504	463,175
Current period write off	(166,038)	(57,761)	(700,578)

Ending balance	74,381	316,124	382,012

F-4
1

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

3. Loans receivable, net (continued)

The Group evaluates expected credit losses of loans receivable by on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents loans receivables based on type of borrowers and delinquency as of December 31, 2019 and December 31, 2020:

	1-89 days past due	90-119 days p ast due	120-149 days p ast due	150-179 days p ast due	Total past due	Current	Total loans receivable
December 31, 2019
New borrowers	62,534	8,954	5,927	4,813	82,228	672,052	754,280
Repeat borrowers	220,820	42,821	39,394	35,221	338,256	4,031,840	4,370,096
Total	283,354	51,775	45,321	40,034	420,484	4,703,892	5,124,376

December 31, 2020
New borrowers	19,443	5,564	5,359	4,667	35,033	231,001	266,034
Repeat borrowers	101,880	28,994	27,251	27,449	185,574	2,285,286	2,470,860
Total	121,323	34,558	32,610	32,116	220,607	2,516,287	2,736,894
As the average tenor of loans facilitated on the Group’s platform are around 9 months, substantially all of the loans receivable balance as of December 31, 2020 are originated in 2020.
As of December 31, 2019 and 2020, loans receivable amounting to RMB137,130 and RMB99,284 were in non-accrual
status with no loans receivables accruing interest 90 days past due. Interest income for non-accrual
loans receivable is recognized on a cash basis. For the years ended December 31, 2018, 2019 and 2020, interest income earned from non-accrual
loans receivable were not material.
Beginning in 2020 , management performs a quarterly evaluation of the adequacy of credit loss allowance for loan receivables primarily based on expectations of lifetime credit losses based on historical default experience, known or inherit risks in the portfolio, current economic conditions and macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers (Note 2(b)). When forecasting macroeconomic factors, management primarily considered gross domestic product, consumer price index and other pertinent factors such as money supply wherein M1 money supply was determined to be the most relevant to the Group’s business. The allowance is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. Prior 2020, the allowance for loan losses is determined based on the Group’s past loan loss history, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, composition of the loan portfolio, current economic conditions and other relevant factors.

F-4
2

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

3. Loans receivable, net (continued)

The following table sets forth the total assets, liabilities, results of operations and cash flows of the above trusts, which are included in the Group’s consolidated financial statements.

	As of December 31,
	2019	2020
	RMB	RMB
Restricted cash	799,646	482,285
Loans and other receivable	5,092,609	2,952,616

Total assets	5,892,255	3,434,901

Funds payable to investors of consolidated trusts	5,887,693	3,430,905
Taxes payable	4,562	3,996
Total liabilities	5,892,255	3,434,901

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Net revenue	(164,082)	(243,795)	(287,955)
Net profit	—	—	—

Net cash used in operating activities	(18,008)	(78,339)	(56,986)
Net cash provided by (used in) investing activities	(1,624,784)	(1,290,842)	3,190,126
Net cash used in (provided by) financing activities	1,901,684	1,865,160	(3,450,501)
Net decrease (increase) in cash, cash equivalents and restricted cash	258,892	495,979	(317,361)
Cash, cash equivalents and restricted cash at beginning of year	44,775	303,667	799,646

Cash, cash equivalents and restricted cash at end of year	303,667	799,646	482,285

The following table sets forth the breakdown of funds payable to investors of consolidated trusts between the institutional funding partners and the Group as of December 31, 2019 and December 31, 2020:

	As of December 31,
	2019		2020
	Institutional funding partners	The Group	Institutional funding partners	The Group
Principal invested	3,529,785	1,316,130	1,571,005	642,918
Accrued interest/residual interest	130,698	911,080	90,836	1,126,146

Total	3,660,483	2,227,210	1,661,841	1,769,064

F-4
3

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

4. Prepaid expenses and other assets
Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Security deposits 1	1,108,146	913,605
Prepaid rental and other deposits	100,125	51,512
Prepaid online marketing expenses	17,701	15,956
Advances	14,220	10,455
Convertible loan 2	20,000	—
Others	130,831	58,481

	1,391,023	1,050,009

1	The balances represent security deposits set aside as requested by certain institutional funding partners, held in deposit accounts with the institutional funding partners.
2
In 2019, the Group agrees to grant a RMB20,000 loan, which can be extend to RMB40,000, to Shanghai Qiaopan Technology Company Limited (“Qiaopan
” or “QP
”), a third party company founded by a former employee of the Group. Together with the loan agreement, the Group agrees to lent certain equipment amounting to RMB8,000 to Qiaopan. The loan and equipment are convertible into a minority interest in Qiaopan upon occurrence of certain events in 2020. If Qiaopan fails to fulfill such events, Qiaopan is obligated to repay loan at a 8% interest rate and pay a rental fee of certain percentage on the equipment amount for its usage of the equipment. The Group considered this arrangement and concluded although Qiaopan meets the definition of VIE, the Group does not need to consolidate Qiaopan in its consolidated financial statements as the Group does not have power to direct the activities of Qiaopan.

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
Due to the outbreak of
COVID-19,
the business of QP didn’t perform as planned in 2020. In late September 2020, QP decided to discontinue their business. As such, the Company provided full provision for the RMB20 million loan due from QP while the equipment lent to QP was returned to the Group. The aforementioned guarantee agreement expired in August 2020 with no actual guarantee payments made by the Group.

F-4
4

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

5. Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Computer and electronic equipment	166,019	173,653
Office furniture and equipment	15,993	17,136
Leasehold improvement	56,554	47,324
Software	33,797	45,582
Total	272,363	283,695
Less: Accumulated depreciation and amortization 1	(138,039)	(189,819)

Property, equipment and software, net	134,324	93,876

1	Depreciation and amortization expenses for the years ended December 31, 2018, 2019 and 2020 was RMB42,162, RMB57,712 and RMB51,780 respectively.
6. Intangible asset
s
Intangible assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Micro-Lending License	63,760	63,760
Financing guarantee License 1	4,600	—
Factoring License	265	265
Financial Leasing License	255	255
Insurance Brokerage License 2	—	34,667

Total	68,880	98,947
Less: Accumulated amortization and impairment	(4,600)	—

Intangible assets	64,280	98,947

1
The Group acquired Zhongyisheng Financial Guarantee Co., Ltd. in 2018. The acquisitions met the “single or similar asset threshold” and are not considered as business combination in accordance with ASC Topic 805 but asset acquisition. In 2019, the financial guarantee licenses related to Zhongyisheng Financial Guarantee Co., Ltd. was revoked and therefore full impairment was provided.

2
The Group acquired Runan International Insurance Brokerage Co., Ltd. in 2020. The acquisitions met the “single or similar asset threshold” and are not considered as business combination in accordance with ASC Topic 805 but asset acquisition.

5

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

7. Accounts receivable and contract assets
The following table presents the accounts receivable as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Accounts receivable	1,028,004	1,052,631
Credit loss allowance for accounts receivable	(145,699)	(188,725)

Accounts receivable, net	882,305	863,906

The Group evaluates expected credit losses
in 2020 and probable incurred credit losses prior to 2020
of accounts receivable by on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents accounts receivable based on type of borrowers and delinquency as of December 31, 2019 and 2020:

	1-89 days past due	90-119 days p ast due	120-149 days p ast due	150-179 days p ast due	Total past due	Current	Total accounts receivable
December 31, 2019
New borrowers	24,353	7,415	7,048	6,904	45,720	186,855	232,575
Repeat borrowers	66,012	19,599	18,630	17,362	121,603	645,463	767,066
Other	—	—	—	—	—	28,363	28,363

Total	90,365	27,014	25,678	24,266	167,323	860,681	1,028,004

December 31, 2020
New borrowers	6,781	1,672	1,587	1,870	11,910	117,030	128,940
Repeat borrowers	20,105	5,942	5,356	5,458	36,861	756,322	793,183
Other	—	—	—	—	—	130,508	130,508

Total	26,886	7,614	6,943	7,328	48,771	1,003,860	1,052,631

As the average tenor of loans facilitated on the Group’s platform are around 9 months, substantially all of the accounts receivable balance as of December 31, 2020 are originated in 2020.

F-
4
6

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

7. Accounts receivable and contract assets (continued)

As disclosed in note 2(l), the Company
writes-off
the accounts receivable and the related allowance when the accounts receivables are delinquent for 180 days or more.
The following table sets forth the movement of credit loss allowance for accounts receivable as of December 31, 2019 and 2020, respectively:

	For the years ended December 31,
	2018	2019	2020
		RMB	RMB
Beginning balance	—	50,544	145,699
Impact of adoption of ASC 606 (Note 2(u))	16,501	—	—
Impact of adoption of ASC 326 (Note 2(b))	—	—	142,077
Provision for accounts receivable	106,652	261,882	124,661
Current period write-off	(72,609)	(166,727)	(223,712)

Ending balance	50,544	145,699	188,725

The following table sets forth the contract assets as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB
Investment management fee for investment programs	20,555	—

The following table sets forth the movement of contract assets for the years ended December 31, 2019 and 2020:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Beginning balance	112,103	20,555
Recognition of investment management fee	109,423	—
Recognition of contract acquisition cost	—	—
Settlement upon maturity of investment programs	(199,189)	(20,555)
Settlement upon fulfilment of contract	(1,782)	—

Ending balance	20,555	—

8. Employee benefits
The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income for such employee benefits amounted to approximately RMB143,078, RMB144,596 and RMB80,505 for the years ended December 31, 2018, 2019 and 2020, respectively.

F-
47

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

9. Accrued expenses and other liabilities
Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB
Funds payable to institutional funding partners *	95,643	225,031
Accrued marketing expense	45,616	134,743
Accrued collection service fee	35,358	36,943
Accrued technical services expense	20,945	16,930
Accrued payment channel expenses	18,620	13,212
Accrued professional service fee	16,270	25,503
Others	55,173	56,640

	287,625	509,002

*	The balance of payable mainly includes funds received from borrowers but not yet transferred to the institutional funding partners due to the settlement time lag.
10. Related party balances and transactions
Transaction with PPcredit
Amounts incurred by the Group

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Data collection service expense (i)	109,666	43,494	10,104

(i)
PPcredit Data Service (Shanghai) Co., Ltd. (“PPcredit”) was founded in April 2016 by the founders of the Group to provide data collection services. The Group mainly uses PPcredit as a data provider since PPcredit was established. The price for the service is determined based on the price charged by other market participants.

Amounts due to related part
ies

	As of December 31,
	2019	2020
	RMB	RMB
PPcredit	4,309	1,984

F-
48

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

11. Taxation
Cayman Islands
Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.
Hong Kong
Under the current Hong Kong Inland Revenue Ordinance, the Company’s subsidiaries incorporated in Hong Kong are subject to 16.5% income tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax. Commencing from the year of assessment of 2018, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. No Hong Kong profits tax was provided for as there was no estimated assessable profits tax during the relevant periods.
Indonesia
Under the current laws of Indonesia, the Company’s subsidiaries incorporated in Indonesia are subject to 22% income tax on their taxable income generated from operations in Indonesia.
The PRC
On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”), which will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. Shanghai PPDai and Shanghai Erxu were entitled for a preferential income tax rate of 15% as they qualified as HNTE from 2018 to 2020 and 2020 to 2022, respectively. Management believes these subsidiaries will continue to be qualified as HNTE in the expected future. In January 2018, Shanghai Shanghu was approved the Software Enterprise Status. In accordance with PRC EIT Law, Shanghai Shanghu was entitled to enjoy full income tax exemption for 2017 and 2018, and a preferential income tax rate of 12.5% for 2019 to 2021. In May 2020, Shanghai Shanghu was approved the qualification of Key Software Enterprise Status in 2019 and was entitled to a preferential tax rate of 10% for 2019. The related tax benefit amounting to RMB33.8 million was recorded in 2020. Hainan Shanghu was entitled to a 20% preferential income tax rate due to the preferential tax treatment enjoyed by its headquarter located in Hainan Free Trade Zone in 2020.
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
49

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (continued)

The PRC
(continued)

Prior to 2020, as the Company had the intent and ability to indefinitely reinvest the PRC subsidiaries’ accumulated profits for expansion of its PRC business, no withholding tax was recorded for those accumulated profits. In later 2020, the Company decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company starting from 2020. Accordingly, a withholding tax of RMB18 million was recognized in 2020 based on a 10% tax rate for certain percentage of the PRC subsidiaries’ 2020 profits to be distributed. While for the accumulated profits as of December 31, 2019 and the remaining profits generated starting from 2020, the Company still intends to indefinitely reinvest them in mainland China in the foreseeable future. As of December 31, 2019 and 2020, there were approximately RMB1,997 million and RMB2,669 million (US$409 million) unrecognized deferred tax liabilities related to undistributed profits of the Group’s PRC subsidiaries, respectively.
The Group has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of its VIEs, which amounted to RMB2,969 million at December 31, 2020 as, after review, it was determined that relevant tax laws and regulations provide for tax-free transfer of such amounts to the Group’s PRC subsidiaries. Moreover, the Group has the intent and ability to indefinitely reinvest such accumulated profits for expansion of its PRC business, in line with its strategic goals.
Composition of income tax expenses
The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income during the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Current income tax expenses	94,787	390,080	298,096
Deferred income tax expense	56,419	91,882	157,325

Total	151,206	481,962	455,421

Reconciliation of the differences between statutory tax rate and the effective tax rate
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2018, 2019 and 2020 and does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2020.
The following table sets forth reconciliation between the computed expected tax expenses (benefit) rate and the effective income tax rate:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Statutory tax rate	25%	25%	25%
Research and development tax credit	(2)%	(3)%	(2)%
Effect of tax holiday	(19)%	(7)%	(7)%
Change in valuation allowance	—	1%	1%
Non-deductible expenses	2%	1%	1%
Withholding tax	—	—	1%

Effective income tax rate	6%	17%	19%

The aggregate amount and per share effect of the tax holidays are as follows

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Tax holiday effect	460,333	202,923	168,677
Net profit per share effect
- Basic	0.31	0.13	0.11

- Diluted	0.29	0.13	0.11

F-5
0

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (continued)

Deferred tax assets
The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2019	2020
	RMB	RMB
Deferred tax assets:
Timing difference in revenue recognition for transaction service fee	62,718	—
Provision for accounts receivable and loans receivable	49,827	77,578
Net accumulated losses-carry forward	15,166	69,454
Payroll and welfare payable and other temporary difference	8,274	5,831
Quality assurance obligations	—	45,128
Less: Valuation allowance	(6,245)	(42,233)

Total deferred tax assets	129,740	155,758

Deferred tax liabilities:
Quality assurance obligations	(34,367)	—
Intangible assets arisen from business combination and asset acquisition	(15,940)	(24,607)
Investor reserve funds	(15,523)	—
Unrealized gain in consolidated trusts	(130,009)	(58,897)
Other taxable temporary difference	(3,083)	(2,044)
Withholding tax for undistributed earnings	—	(18,000)

Total deferred tax liabilities	(198,922)	(103,548)

Movement of valuation allowances

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
At beginning of year	21,538	40,143	6,245
Current year additions	22,585	741	40,054
Current year reversals	(3,980)	(34,639)	(4,066)

At end of year	40,143	6,245	42,233

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2019 and 2020, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries.
As of December 31, 2020, total tax loss carry forwards of the Company’s subsidiaries in the PRC of approximately RMB289,227, will expire if not used between 2021 and 2025. The applicable carry-forward limitation period is 5 years under the PRC EIT law.
Uncertain tax positions
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2020, the Group did not have any significant unrecognized uncertain tax positions.

F-5
1

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

12. Ordinary shares and treasury stock
FinVolution Group was incorporated as Limited Liability Company with authorized share capital of US$50,000 divided into 5,000,000,000 shares, of which 4,266,159,600 shares are designated as ordinary shares at par value of US$0.00001 and 733,840,400 as preferred shares.
Immediately prior to the completion of the initial public offering, the Company adopted a dual class share structure.
For the years ended December 31, 2018, 2019 and 2020, the Company repurchased 60,306,360, 12,729,500 and 139,954,870 Class A ordinary shares on the open market for an aggregate cash consideration of US$67,622 (RMB452,262), US$6,802(RMB47,173) and US$55,393(RMB384,871). The weighted average price of these shares repurchased were US$1.12, US$0.53 and US$0.40 per share. These issued and repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity. For the years ended December 31, 2018, 2019 and 2020, a total of 44,005,360, 55,396,235 and 15,682,565 treasury stock were used for exercise of option. As of December 31, 2019 and 2020, 20,634,265 and 144,906,570 shares were not in use and not outstanding, respectively.
For the years ended December 31, 2018, 2019 and 2020, certain Class B ordinary shareholders sold 2,000,000, 73,000,000 and 5,000,000 Class B ordinary shares on the open market which were automatically transferred into Class A ordinary shares upon completion of the transaction.
As of December 31, 2020, 1,550,071,169 ordinary shares have been issued at par value of US$0.00001, including (i)969,071,169 Class A ordinary shares and (ii)581,000,000 Class B ordinary shares.

13. Share-based compensation
1) Share based compensation plan of FinVolution Group
The Group recognizes share-based compensation, net of estimated forfeitures, on a straight line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the Consolidated Statements of Operations for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2018, 2019 and 2020.
In June 2013 and October 2017, the Group adopted 2013 Share Incentive Plan (the ”2013 plan”) and 2017 Share Incentive Plan (the “2017 plan”), which allows the Group to offer share based incentive awards to employees, officers, directors and individual consultants who render services to the Group by granting options, restricted shares or restricted share units. Awards granted under 2013 plan or 2017 plan are generally subject to a four-year vesting schedule as determined by the administrator of the plans.

F-5
2

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

13. Share-based compensation (continued)

1) Share based compensation plan of FinVolution Group (continued)

Share Options
The following table sets forth the stock option shares activities under all the option plans for the years ended December 31, 2018, 2019 and 2020:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$		US$
Outstanding at December 31, 2018	95,653,205	0.2214	2.17	47,689

Granted	19,275,000	0.6540	—	—
Canceled/Forfeited	(6,490,415)	0.5964	—	—
Exercised	(53,873,360)	0.0977	—	—
Outstanding at December 31, 2019	54,564,430	0.4519	2.51	4,264

Vested and expected to vest at December 31, 2019	53,286,128	0.4523	2.51	4,143
Exercisable as of December 31, 2019	14,156,930	0.3075	1.54	3,221
Granted	3,035,750	0.1111	—	—
Canceled/Forfeited	(19,350,460)	0.1327	—	—
Expired	(454,170)	0.9663	—	—
Exercised	(11,765,920)	0.1235	—	—
Outstanding at December 31, 2020	26,029,630	0.3708	1.31	5,581

Vested and expected to vest at December 31, 2020	25,712,658	0.3704	1.30	5,524
Exercisable as of December 31, 2020	17,371,695	0.3097	0.88	4,524
For the years ended December 31, 2018, 2019 and 2020, total share-based compensation expenses recognized related to the share options were RMB44,490, RMB22,118 and RMB6,218, respectively. As of December 31, 2020, the unrecognized compensation cost was RMB4,729. These amounts are expected to be recognized over a weighted average period of 1.54 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.
The aggregate intrinsic value is calculated as the difference between the exercise prices of the options and the per-share
fair value of ordinary shares of the Group of US$0.72, US$0.53 and US$0.52 as of December 31, 2018, 2019 and 2020, respectively.
The weighted average grant-date
per-share
fair value of options granted during the years ended December 31, 2018, 2019 and 2020 was US$0.76, US$0.24 and US$0.13, respectively.

F-5
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

The fair value of each option granted under the Company’s Incentive Shares plan was estimated on the date of grant using the binomial model that uses the assumption noted in the following table:

	Options Granted in 2018	Options Granted in 2019	Options Granted in 2020
	RMB	RMB	RMB
Risk-free interest rate	2.52%-2.75%	2.62%	0.6%
Expected life (in years)	5	5	5
Expected dividend yield	0%	0%	0%
Expected volatility	37.74%-38.74%	38.01%	48.61%
Exercise multiple	2.2-2.8	2.2-2.8	2.8
RSUs
The following table sets forth the Company’s RSUs activities under all incentive plans for the years ended December 31, 2018, 2019 and 2020):

	Number of RSUs	Weighted- average grant date fair value
		US$
Unvested at December 31, 2018	7,551,480	1.4416
Granted	9,406,495	0.7353
Vested	(1,534,570)	1.4645
Canceled/Forfeited	(3,399,610)	1.0740

Unvested at December 31, 2019	12,023,795	0.9880

Granted	71,935,155	0.3551
Vested	(3,916,645)	0.8144
Canceled/Forfeited	(4,211,810)	0.6760

Unvested at December 31, 2020	75,830,495	0.4290

Total share-based compensation cost for the RSUs amounted to RMB5,829, RMB20,142 and RMB35,951 for the years ended December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, there was RMB189,649 unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 3.48 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

4

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

14. Net profit per share
Basic net profit per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net profit per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period under the treasury stock method.
Basic net profit per share and diluted net profit per share have been calculated in accordance with ASC Topic 260 on computation of earnings per share for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB
Basic net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	2,469,074	2,372,850	1,972,700

Denominator:
Weighted average number of ordinary shares outstanding - basic	1,498,780,165	1,525,814,189	1,477,162,991

Net profit per share attributable to FinVolution Group’s ordinary shareholders - basic	1.65	1.56	1.34
Dilute net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	2,469,074	2,372,850	1,972,700
Denominator:
Weighted average number of ordinary shares outstanding - basic	1,498,780,165	1,525,814,189	1,477,162,991
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	98,670,254	23,831,652	9,801,862
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	2,141,812	2,777,219	4,360,567
Weighted average number of ordinary shares outstanding - diluted	1,599,592,231	1,552,423,060	1,491,325,420

Net profit per share attributable to FinVolution Group’s ordinary shareholders - diluted	1.54	1.53	1.32

F-
5
5

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

15. Short-term borrowings
As of December 31, 2019, the Company had short-term borrowings from banks which were repayable in one year and charged weighted average interest rates of 4.27% per annum. The borrowings are denominated in RMB.
Bank borrowings of RMB235,000 are collateralized by a pledge of certain bank deposits with carrying values of RMB251,853, as of December 31, 2019.
In 2020, the Company paid off all the short-term borrowings and the related pledged bank deposits were released.
16. Leases
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
(a) The following table sets forth the breakdown of leasing expenses:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Lease cost:
Amortization of right-of-use assets	44,190	41,377
Interest of lease liabilities	5,183	3,276
Expenses for short-term leases within 12 months	1,499	7,526

Total lease cost	50,872	52,179

(b) The following table sets forth the supplemental cash flow information related to leases:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Other information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	51,370	45,682

(c) The following table sets forth the weighted-average remaining lease term and discount rate:

	As of December 31,
	2019	2020
Weighted-average remaining lease term
Operating leases	2.46 years	1.70 years
Weighted-average discount rate
Operating leases	4.75%	4.75%

F-
56

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

16. Leases (continued)

(d) The following table sets forth the movement of right of use assets for the years ended December 31, 2019 and 2020:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Beginning balance	127,066	95,786
Recognition of additional leasing contract	12,910	559
Amortization of right of use assets	(44,190)	(41,377)

Ending balance	95,786	54,968

(e) The following table sets forth the movement of leasing liabilities for the years ended December 31, 2019 and 2020:

	For the years ended December 31,
	2019	2020
	RMB	RMB
Beginning balance	118,420	85,143
Recognition of additional leasing contract	12,910	559
Interest of lease liabilities	5,183	3,276
Leasing payment	(51,370)	(45,682)

Ending balance	85,143	43,296

(f) The following table sets forth the maturities of lease liabilities:

As of December 31, 2020
RMB
2020	—
2021	34,203
2022	11,079

Total undiscounted lease payments	45,282
Less: Imputed interest	(1,986)

Total lease liabilities	43,296

F-
57

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

17. Commitments and contingencies
(a) Capital and other commitments
The Group did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2020.
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

F-58

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

17. Commitments and contingencies (continued)

(b) Contingencies (continued)
i)
VIE Arrangements
(continued)

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
If the VIEs and their respective shareholders fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC laws. The PRC laws, rules and regulations are relatively new, and because of the limited volume of published decisions and their non-binding
nature, the interpretation and enforcement of these laws, rules and regulations involve substantial uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and may materially and adversely affect the results of operations and the financial position of the Company.

In the opinion of management, the likelihood of loss in respect of the Company’s current ownership structure or the contractual arrangements with the VIEs is remote.
In accordance with the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries (Interim Measures) jointly issued by China Banking Regulatory Commission, or the CBRC, together with three other PRC regulatory agencies in August 2016, a record-filing and licensing regime is introduced. It requires online lending information intermediaries to register with the local financial regulatory authority, update their industrial and commercial registration with the local commercial registration authority to include “online lending information intermediary” in their business scope, and obtain telecommunication business license from the relevant telecommunication regulatory authority. As of the date of this report, the local financial regulatory authorities are still in the process of making detailed implementation rules regarding the filing procedures and the Company has not been permitted to submit such filing application.
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

F-
59

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

17. Commitments and contingencies (continued)

(b) Contingencies (continued)
ii)
Class Action (continued)

These actions allege that defendants made misstatements and omissions in connection with the Company’s initial public offering in November 2017 in violation of the Securities Act of 1933. The Lai Case also advances claims under the Securities Exchange Act of 1934. On October 16, 2018, the Supreme Court of the State of New York consolidated the two state court lawsuits (the Huang Case and the Vora Case) under the caption In re PPDAI Group Securities Litigation, No. 654482/2018 (the “New York State Action”). On December 17, 2018, the plaintiffs in the New York State Action filed a consolidated amended complaint, which the Company and certain other defendants moved to dismiss. On July 31, 2019, the Company and certain other defendants filed a motion to dismiss the New York State Action. On February 26, 2020, the Court in the New York State Action granted in part and denied in part the motion to dismiss. The Company and certain other defendants have appealed the partial denial of their motion, and that appeal is in the process of being briefed. On February 21, 2019, the U.S. District Court for the Eastern District of New York consolidated the two federal court lawsuits (the Lai Case and the Goyal Case) under the caption In re PPDAI Group Inc. Securities Litigation, No. 18-cv-6716-FB -JO (the “Federal Court Action”), appointed lead plaintiffs of the Federal Court Action, and approved a scheduling stipulation for the filing of the plaintiffs’ amended complaint and the defendants’ responsive pleadings. On April 22, 2019, plaintiffs in the Federal Court Action filed a second amended complaint. Defendants filed a motion to dismiss the Federal Court Action, which was fully briefed as of January 17, 2020. On December 9, 2020, the parties notified both courts that they reached an agreement in principle to settle both lawsuits. The parties are in the process of finalizing the settlement, which will then be subject to court approval. In light of the pending settlement, on March 26, 2021, the federal court terminated the pending motion to dismiss with leave to renew if the settlement is not approved. As such, the Company is currently not in a position to estimate the possible loss or possible range of loss, if any, associated with the resolution of the lawsuits.
18. Restricted net assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax
income prior to payment of any dividends. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB6,265,605, or 74.3% of the consolidated net assets of the Group as of December 31, 2020. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders.
19. Condensed financial information of the parent company
The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation
S-X
Rule
4-08
(e) (3), “General Notes to Financial Statements’ and concluded that it was applicable for the Company to disclose the financial statements for the parent company.
The subsidiaries did not pay any dividend to the Company for the years presented. For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries” and the profit of the subsidiaries is presented as “share of profit of subsidiaries”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted. These statements should be read in conjunction with the notes to the consolidated financial statements of the Company.

F-6
0

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

19. Condensed financial information of the parent company (continued)

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and 2020.

	As of December 31,
	2019	2020
	RMB	RMB	US$ Note2(f)
Assets
Cash and cash equivalents	157,143	28,435	4,358
Prepaid expenses and other assets	4,443	1,247	191
Investment in and advances to subsidiaries	8,223,441	9,252,605	1,418,025

Total assets	8,385,027	9,282,287	1,422,574

Liabilities and Shareholders’ Equity
Accrued expenses and other liabilities	437,071	918,981	140,841

Total liabilities	437,071	918,981	140,841

Shareholders’ equity :
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2019 and 2020; 964,071,169 and 969,071,169 issued as of December 31, 2019 and 2020; 943,436,904 and 824,164,599 outstanding as of December 31, 2019 and 2020)	64	64	10
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2019 and 2020; 586,000,000 and 581,000,000 issued and outstanding as of December 31, 2019 and 2020)	39	39	6
Additional paid-in capital	5,640,898	5,659,990	867,431
Treasury stock (20,634,265 and 144,906,570 shares as of December 31, 2019 and 2020, respectively)	(47,174)	(401,621)	(61,551)
Statutory reserves	317,198	458,058	70,200
Accumulated other comprehensive income	70,320	(5,142)	(787)
Retained earnings	1,966,611	2,651,918	406,424

Total shareholders’ equity	7,947,956	8,363,306	1,281,733

Total liabilities and shareholders’ equity	8,385,027	9,282,287	1,422,574

1

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

19. Condensed financial information of the parent company (continued)

Statements of comprehensive
income

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ Note 2(f)
Operating expenses
Sales and marketing expenses	(2)	—	—	—
General and administrative expenses	(57,448)	(25,590)	(20,720)	(3,176)

Profits from operations
Other income, net	21,183	7,898	2,158	331
Share of profit of subsidiaries	2,505,341	2,390,542	1,991,262	305,173

Net profit	2,469,074	2,372,850	1,972,700	302,328

Net profit attributable to ordinary shareholders	2,469,074	2,372,850	1,972,700	302,328

Statements of cash flows

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$ Note 2(f)
Net cash used in ( provided by ) operating activities	12,111	8,474	(6,282)	(963)
Net cash provided by (used in) investing activities	(69,660)	86,471	557,936	85,507
Net cash used in financing activities	(438,253)	(401,400)	(636,936)	(97,614)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	22,098	2,544	(43,426)	(6,655)

Net decrease in cash, cash equivalents and restricted cash	(473,704)	(303,911)	(128,708)	(19,725)
Cash, cash equivalents and restricted cash-beginning of year	934,758	461,054	157,143	24,083

Cash, cash equivalents and restricted cash-end of year	461,054	157,143	28,435	4,358

20. Subsequent events
On March 11, 2021, the Board of Directors of the Company unanimously approved a cash dividend of US$ 0.17 (RMB1.11) per ADS, payable approximately April 30, 2021 to shareholders of record at the close of business on April 7, 2021.

F-62