Form 20-F
period 2021-12-31
FinVolution Group
filed 2022-04-29
CIK 1691445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
J
iayuan Xu, Chief Financial Officer
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
Not Applicable
(Title of Class)

As of December 31, 2021, there were 1,433,791,404 ordinary shares outstanding, consisting of 854,591,404 Class A ordinary shares and 579,200,000 Class B ordinary shares, both with a par value of US$0.00001 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒
No
  ☐
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

•	number of “unique borrowers” at a certain point in time refers to the cumulative number of borrowers whose loans on our platform had been funded before such point in time;

•	number of “unique borrowers” in a given period refers to the total number of borrowers whose loans on our platform were funded during such period;

•	“outstanding loan balance” in the China market as of a given date refers to the balance of outstanding loans delinquent within 180 days from such date;

•	“outstanding loan balance of the overseas markets” as of a given date refers to the balance of outstanding loans delinquent within 30 days from such date;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.00001 per share;

•	“overseas markets” refers to our overseas markets outside China, including the Philippines, Indonesia, Vietnam and Singapore;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•
“vintage delinquency rate” refers to (i) the total amount of principal for all the loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and then divided by (iii) the total amount of initial principal for all loans in such vintage. For purpose of this annual report, loans facilitated during a specified time period are referred to as a vintage. Loans that are delinquent for 180 days or more are included in the calculation of vintage delinquency rate; and

•
“we,” “us,” “our company,” “our” and “FinVolution” refer to FinVolution Group, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities in China, including Beijing Paipairongxin Investment Consulting Co., Ltd., Shanghai Zihe Information Technology Group Co., Ltd., and Shanghai Ledao Technology Co., Ltd. and their respective subsidiaries.

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB6.3726 to US$1.00, the noon buying rate on December 30, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 22, 2022, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.5010 to US$1.00.

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
Our Holding Company Structure and Contractual Arrangements with the Consolidated Variable Interest Entities
FinVolution Group is not an operating company in China but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities. We conduct our operations in China through (i) our PRC subsidiaries, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, and (iii) the subsidiaries of the consolidated variable interest entities. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services business, such as the internet content provision services and online data processing and transaction processing services. Accordingly, we operate these businesses in China through the consolidated variable interest entities and their respective subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their respective shareholders to control the business operations of the consolidated variable interest entities and their respective subsidiaries. Revenues contributed by the consolidated variable interest entities and their respective subsidiaries accounted for 96.3%, 92.5% and 88.0% of our total revenues for 2019, 2020 and 2021, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to FinVolution Group, its subsidiaries, and, in the context of describing our operations and consolidated financial information, the consolidated variable interest entities and their respective subsidiaries in China, including but not limited to (i) Beijing Paipairongxin Investment Consulting Co., Ltd., or Beijing Paipairongxin, which was established in June 2012; (ii) Shanghai PPDai Financial Information Service Co., Ltd., or Shanghai PPDai, a subsidiary of Beijing Paipairongxin, which was established in January 2011 and operates our ppdai.com website and PPDai mobile application and used to engage in our historical business of online lending information intermediary; (iii) Heifei PPDai Information Service Co., Ltd., or Hefei PPDai, a subsidiary of Shanghai PPDai, which was established in December 2016 and holds the value-added telecommunication business operation license, or the VATS License, for operation of call center services; (iv) Shanghai Erxu Information Technology Co., Ltd., or Shanghai Erxu, a subsidiary of Shanghai Zihe, which was established in April 2018 and primarily engages in the business of introducing borrowers to institutional funding partners to match transactions; (v) Chengdu Yougao Information Technology Co., Ltd., or Chengdu Yougao, a subsidiary of Shanghai Zihe, which was established in December 2019 and holds the VATS License for the content provision services (excluding internet content provision services); and (vi) Shanghai Ledao Technology Co., Ltd., or Shanghai Ledao, which was established in January 2019 and currently does not engage in any business operations. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries.
A series of contractual agreements, including loan agreements, business operation agreement, power of attorney, equity pledge agreement, exclusive technology consulting and service agreement and call option agreement, have been entered into by and among our subsidiaries, the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. As a result of the contractual arrangements, we have effective control over and are considered the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”
However, the contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities for a significant portion of our business operations, and such contractual arrangements may not be as effective as direct ownership in providing operational control” and “—The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to consolidated variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated variable interest entities. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated variable interest entities and their respective subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”
We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, as well as the lack of inspection by the Public Company Accounting Oversight Board, or the PCAOB, on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”
PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations, including data security related regulations, in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us” and “ —We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Permissions Required from the PRC Authorities for Our Operations
Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated variable interest entities and their respective subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated variable interest entities in China, except that Shanghai PPDai has not obtained any VATS License. Due to the lack of regulatory authorities’ final interpretation of the applicable laws, there still exists uncertainties on which category of VATS License that may be applicable to Shanghai PPDai as the operator of our ppdai.com website and PPDai mobile application, and therefore Shanghai PPDai has not obtained any VATS License. We cannot rule out the possibility that Shanghai PPDai may be deemed by certain regulatory authorities as operating our ppdai.com website and PPDai mobile application without an appropriate VATS License and we may be subject to regulatory penalties, including, but not limited to, rectification orders and warnings, fines, confiscation of illegal gains, and suspension or termination of operating of our website and mobile application. In addition, given the rapid evolving of the online consumer finance industry and the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For example, when Shanghai Erxu provides the service of introducing borrowers to our institutional funding partners to match transactions, it also provides the preliminary credit assessment services to our institutional funding investors for the borrowers referred by it, and if the preliminary credit assessment services provided by Shanghai Erxu to our institutional funding partners are deemed by the regulatory authorities as the credit reference business or information provision activities, Shanghai Erxu may be required to obtain a license for individual credit reference business, or alternatively, pursue cooperation with licensed credit reference agencies and submit the relevant cooperation agreement with the People’s Bank of China, or the PBOC or its provincial branches. If we cannot obtain the regulatory approval or complete the filing in a timely manner, we may be deemed as violating the applicable laws and regulations of credit reference services and subject to regulatory penalties, including cessation of business operations, confiscation of illegal gains, fines from RMB50,000 to RMB500,000, and even criminal liability. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected” and “ —If our practice is deemed to violate any PRC laws and regulations, our business, financial condition and results of operations would be materially and adversely affected.”
Furthermore, in connection with our issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the consolidated variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, if the relevant PRC governmental authorities determine that our business may affect national security, they may initiate cybersecurity review against us. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”
However, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Cash and Asset Flows through Our Organization
FinVolution Group is a holding company with no operations of its own. We conduct our operations in China primarily through our subsidiaries and consolidated variable interest entities and their respective subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, FinVolution Group’s ability to pay dividends to the shareholders and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and license and service fees paid by the consolidated variable interest entities in China. If any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing such debt may restrict its ability to pay dividends to FinVolution Group. In addition, our PRC subsidiaries are permitted to pay dividends to FinVolution Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”
Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up
capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB4.6 billion, RMB6.3 billion and RMB7.8 billion (US$1.2 billion) as of December 31, 2019, 2020 and 2021, respectively. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.”
Under PRC law, FinVolution Group may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements.
Our board of directors declared dividends in March 2019, March 2020, March 2021 and March 2022. In addition, in March 2022, our board of directors approved an annual cash dividend policy, pursuant to which we will declare and distribute a recurring cash dividend at an amount of no less than 10% of our net income after tax in the previous fiscal year in the future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

Financial Information Related to the Consolidated Variable Interest Entities
The following table presents the condensed consolidating schedule of financial position for the consolidated variable interest entities and other entities as of the dates presented.
Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2021
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)

Third-party revenues	—	1,132,093	4,057	8,333,978	—	9,470,128
Inter-company revenues (1)	—	2,545,816	16,400	796,071	(3,358,287)	—
Net revenues	—	3,677,909	20,457	9,130,049	(3,358,287)	9,470,128
Third-party expenses	(18,617)	(892,810)	(18,850)	(3,441,504)	—	(4,371,781)
Inter-company expenses (1)	—	(812,471)	—	(2,545,816)	3,358,287	—
Related party expenses	—	—	—	(7,503)	—	(7,503)
Provision for accounts receivable and contract assets	—	(4,288)	—	(134,938)	—	(139,226)
Provision for loans receivable	—	(406,560)	—	32,317	—	(374,243)
Credit losses for quality assurance commitment	—	—	—	(1,963,609)	—	(1,963,609)
Total operating expenses	(18,617)	(2,116,129)	(18,850)	(8,061,053)	3,358,287	(6,856,362)
Income (loss) from subsidiaries and VIEs (2)	2,526,062	1,015,784	2,369,387	(448)	(5,910,785)	—
Income from operations	2,507,445	2,577,564	2,370,994	1,068,548	(5,910,785)	2,613,766
Other income, net	1,502	26,847	345	93,674	—	122,368
Profit before income tax expenses	2,508,947	2,604,411	2,371,339	1,162,222	(5,910,785)	2,736,134
Income tax expenses	—	(92,428)	(3,927)	(144,463)	—	(240,818)
Net profit	2,508,947	2,511,983	2,367,412	1,017,759	(5,910,785)	2,495,316
Net loss attributable to non-controlling interest shareholders	—	14,079	—	—	(448)	13,631
Net profit attributable to FinVolution Group’s ordinary shareholders	2,508,947	2,526,062	2,367,412	1,017,759	(5,911,233)	2,508,947

Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2020
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)

Third-party revenues	—	533,106	36,882	6,993,099	—	7,563,087
Inter-company revenues (1)	—	1,098,946	48,303	159,319	(1,306,568)	—
Net revenues	—	1,632,052	85,185	7,152,418	(1,306,568)	7,563,087
Third-party expenses	(20,720)	(581,725)	(26,690)	(2,000,511)	—	(2,629,646)
Inter-company expenses (1)	—	(159,319)	(18,086)	(1,129,163)	1,306,568	—
Related party expenses	—	—	—	(10,104)	—	(10,104)
Provision for accounts receivable and contract assets	—	(28,274)	—	(116,387)	—	(144,661)
Provision for loans receivable	—	(160,932)	—	(302,243)	—	(463,175)
Credit losses for quality assurance commitment	—	—	—	(2,007,968)	—	(2,007,968)
Total operating expenses	(20,720)	(930,250)	(44,776)	(5,566,376)	1,306,568	(5,255,554)
Income (loss) from subsidiaries and VIEs (2)	1,991,262	1,395,376	2,036,131	(2,372)	(5,420,397)	—
Income from operations	1,970,542	2,097,178	2,076,540	1,583,670	(5,420,397)	2,307,533
Other income, net	2,158	13,162	319	100,830	—	116,469
Profit before income tax expenses	1,972,700	2,110,340	2,076,859	1,684,500	(5,420,397)	2,424,002
Income tax expenses	—	(125,569)	(10,152)	(319,700)	—	(455,421)
Net profit	1,972,700	1,984,771	2,066,707	1,364,800	(5,420,397)	1,968,581
Net loss attributable to non-controlling interest shareholders	—	6,491	—	—	(2,372)	4,119
Net profit attributable to FinVolution Group’s ordinary shareholders	1,972,700	1,991,262	2,066,707	1,364,800	(5,422,769)	1,972,700

Condensed Consolidated Statements of Income Information

	For the Year Ended December 31, 2019
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)

Third-party revenues	—	218,433	1,456	5,742,868	—	5,962,757
Inter-company revenues (1)	—	1,811,586	49,546	27,033	(1,888,165)	—
Net revenues	—	2,030,019	51,002	5,769,901	(1,888,165)	5,962,757
Third-party expenses	(25,590)	(447,653)	(24,765)	(2,213,442)	—	(2,711,450)
Inter-company expenses (1)	—	(24,011)	(27,033)	(1,837,121)	1,888,165	—
Related party expenses	—	—	—	(43,494)	—	(43,494)
Provision for accounts receivable and contract assets	—	(3,811)	—	(258,071)	—	(261,882)
Provision for loans receivable	—	(42,241)	—	(257,263)	—	(299,504)
Total operating expenses	(25,590)	(517,716)	(51,798)	(4,609,391)	1,888,165	(3,316,330)
Income (loss) from subsidiaries and VIEs (2)	2,390,542	1,046,664	2,277,941	(1,128)	(5,714,019)	—
Income from operations	2,364,952	2,558,967	2,277,145	1,159,382	(5,714,019)	2,646,427
Other income, net	7,898	28,976	67,182	32,435	—	136,491
Gain from quality assurance	—	—	—	98,405	—	98,405
Realized gain from financial guarantee derivatives	—	—	—	31,444	—	31,444
Fair value change of financial guarantee derivatives	—	—	—	(56,287)	—	(56,287)
Profit before income tax expenses	2,372,850	2,587,943	2,344,327	1,265,379	(5,714,019)	2,856,480
Income tax expenses	—	(196,861)	(16,597)	(268,504)	—	(481,962)
Net profit	2,372,850	2,391,082	2,327,730	996,875	(5,714,019)	2,374,518
Net profit attributable to non-controlling interest shareholders	—	(540)	—	—	(1,128)	(1,668)
Net profit attributable to FinVolution Group’s ordinary shareholders	2,372,850	2,390,542	2,327,730	996,875	(5,715,147)	2,372,850

Condensed Consolidated Balance Sheets Information

	As of December 31, 2021
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)

Cash and cash equivalents	38,231	2,199,438	3,877	2,176,581	—	4,418,127
Restricted cash	—	381,582	—	3,691,832	—	4,073,414
Short-term investments	—	31,378	—	1,173,523	—	1,204,901
Accounts receivable and contract assets	—	85,767	—	1,805,079	—	1,890,846
Quality assurance receivable	—	—	—	931,798	—	931,798
Property, equipment and software, net	—	69,156	—	43,241	—	112,397
Intangible assets	—	63,760	—	35,187	—	98,947
Loans and receivables, net of credit loss allowance for loans receivables	—	285,781	—	1,696,495	—	1,982,276
Investments	—	150,510	—	820,607	—	971,117
Investment in subsidiaries and VIEs (3)	10,574,557	6,108,415	9,984,072	70,578	(26,737,622)	—
Deferred tax assets	—	112,247	—	343,494	—	455,741
Prepaid expenses and other assets	2,795	220,173	3,816	1,672,654	—	1,899,438
Amounts due from Group companies (4)	694,123	3,534,245	744,700	2,200,275	(7,173,343)	—
Right of use assets	—	197	—	48,941	—	49,138
Goodwill (9)	—	50,411	—	—	—	50,411
Total assets	11,309,706	13,293,060	10,736,465	16,710,285	(33,910,965)	18,138,551
Payable to platform customers	—	—	—	81,150	—	81,150
Deferred guarantee income	—	—	—	1,089,503	—	1,089,503
Expected credit losses for quality assurance commitment	—	—	—	3,188,561	—	3,188,561
Payroll and welfare payable	—	102,032	4,189	146,697	—	252,918
Taxes payable	—	143,411	—	57,237	—	200,648
Funds payable to investors of consolidated trusts	—	—	—	1,795,640	—	1,795,640
Contract liability	1,610	—	—	6,826	—	8,436
Amounts due to Group companies (4)	647,199	2,221,430	299,662	4,005,052	(7,173,343)	—
Amounts due to related party	—	—	—	2,265	—	2,265
Deferred tax liabilities	—	91,976	—	45,656	—	137,632
Accrued expenses and other liabilities	5,647	34,544	71	598,570	—	638,832
Leasing liabilities	—	172	—	33,184	—	33,356
Total liabilities	654,456	2,593,565	303,922	11,050,341	(7,173,343)	7,428,941
Total FinVolution Group shareholders’ equity (3)	10,655,250	10,574,557	10,432,543	5,659,944	(26,667,044)	10,655,250
Non-controlling interest	—	124,938	—	—	(70,578)	54,360
Total shareholders’ equity	10,655,250	10,699,495	10,432,543	5,659,944	(26,737,622)	10,709,610
Total liabilities and shareholders’ equity	11,309,706	13,293,060	10,736,465	16,710,285	(33,910,965)	18,138,551

Condensed Consolidated Balance Sheets Information

	As of December 31, 2020
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)

Cash and cash equivalents	28,435	941,996	1,194	1,660,549	—	2,632,174
Restricted cash	—	307,428	—	3,176,799	—	3,484,227
Short-term investments	—	—	—	1,970,958	—	1,970,958
Accounts receivable	—	178,350	—	685,556	—	863,906
Quality assurance receivable	—	—	—	1,121,554	—	1,121,554
Property, equipment and software, net	—	26,866	—	67,010	—	93,876
Intangible assets	—	63,760	—	35,187	—	98,947
Loans and receivables, net of credit loss allowance for loans receivables	—	247,045	—	2,107,837	—	2,354,882
Investments	—	62,434	—	888,081	—	950,515
Investment in subsidiaries and VIEs (3)	7,949,999	5,076,480	7,534,510	48,147	(20,609,136)	—
Deferred tax assets	—	6,247	—	149,511	—	155,758
Prepaid expenses and other assets	1,247	42,967	2,932	1,002,863	—	1,050,009
Amounts due from Group companies (4)	1,302,606	1,766,747	502,970	—	(3,572,323)	—
Right of use assets	—	583	—	54,385	—	54,968
Goodwill (9)	—	50,411	—	—	—	50,411
Total assets	9,282,287	8,771,314	8,041,606	12,968,437	(24,181,459)	14,882,185
Payable to platform customers	—	—	—	103,453	—	103,453
Deferred guarantee income	—	—	—	1,259,396	—	1,259,396
Expected credit losses for quality assurance commitment	—	—	—	2,390,501	—	2,390,501
Payroll and welfare payable	—	79,040	8,994	132,955	—	220,989
Taxes payable	—	100,846	—	53,552	—	154,398
Funds payable to investors of consolidated trusts	—	—	—	1,661,841	—	1,661,841
Contract liability	3,447	—	—	—	—	3,447
Amounts due to Group companies (4)	882,963	485,461	51,958	2,151,941	(3,572,323)	—
Amounts due to related party	—	—	—	1,984	—	1,984
Deferred tax liabilities	—	36,331	—	67,217	—	103,548
Accrued expenses and other liabilities	32,571	3,945	40	472,446	—	509,002
Leasing liabilities	—	521	—	42,775	—	43,296
Total liabilities	918,981	706,144	60,992	8,338,061	(3,572,323)	6,451,855
Total FinVolution Group shareholders’ equity (3)	8,363,306	7,949,999	7,980,614	4,630,376	(20,560,989)	8,363,306
Non-controlling interest	—	115,171	—	—	(48,147)	67,024
Total shareholders’ equity	8,363,306	8,065,170	7,980,614	4,630,376	(20,609,136)	8,430,330
Total liabilities and shareholders’ equity	9,282,287	8,771,314	8,041,606	12,968,437	(24,181,459)	14,882,185

Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2021
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousand)

Cash used in operating activities under service agreements for Intercompany (5)	—	(534,943)	(45)	(2,313,224)	2,848,212	—

Cash provided by operating activities under service agreements for Intercompany (5)	—	2,290,805	22,419	534,988	(2,848,212)	—
Net cash provided by (used in) operating activities for Third-party	(45,587)	(716,930)	(19,691)	1,412,435	—	630,227
Net cash provided by (used in) operating activities	(45,587)	1,038,932	2,683	(365,801)	—	630,227
Capital contribution to Group companies (6)	—	—	—	(22,432)	22,432	—
Collection of loans from Group companies (7)	846,737	186,283	256,537	389,043	(1,678,600)	—
Cash paid as loans extended to Group companies (8)	(238,254)	(2,296,392)	(92,801)	(2,328,235)	4,955,682	—
Other investing activities	—	326,328	—	1,668,517	—	1,994,845
Net cash provided by (used in) investing activities	608,483	(1,783,781)	163,736	(293,107)	3,299,514	1,994,845
Capital contribution from Group companies (6)	—	22,432	—	—	(22,432)	—
Repayment of loans to Group companies (7)	(839,719)	(285,119)	(389,043)	(164,719)	1,678,600	—
Cash received as loans from Group companies (8)	603,955	2,341,182	225,307	1,785,238	(4,955,682)	—
Other financing activities	(310,221)	967	—	69,454	—	(239,800)
Net cash (provided by) used in financing activities	(545,985)	2,079,462	(163,736)	1,689,973	(3,299,514)	(239,800)

Condensed Consolidated Cash Flows Information

	For the Year Ended December 31, 2020
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousand)

Cash used in operating activities under service agreements for Intercompany (5)	—	(101,577)	(36,047)	(2,143,205)	2,280,829	—

Cash provided by operating activities under service agreements for Intercompany (5)	—	2,088,211	54,994	137,624	(2,280,829)	—
Net cash provided by (used in) operating activities for Third-party	(6,282)	(105,519)	(96,939)	2,415,649	—	2,206,909
Net cash provided by (used in) operating activities	(6,282)	1,881,115	(77,992)	410,068	—	2,206,909
Collection of loans from Group companies (7)	557,936	—	—	—	(557,936)	—
Other investing activities	—	(263,706)	36,545	1,268,657	—	1,041,496
Net cash provided by (used in) investing activities	557,936	(263,706)	36,545	1,268,657	(557,936)	1,041,496
Repayment of loans to Group companies (7)	—	(557,936)	—	—	557,936	—
Other financing activities	(636,936)	(167,381)	—	(2,286,962)	—	(3,091,279)
Net cash provided by (used in) financing activities	(636,936)	(725,317)	—	(2,286,962)	557,936	(3,091,279)

	For the Year Ended December 31, 2019
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousand)

Cash used in operating activities under service agreements for Intercompany (5)	—	(10,178)	(16,047)	(239,476)	265,701	—

Cash provided by operating activities under service agreements for Intercompany (5)	—	156,745	82,731	26,225	(265,701)	—
Net cash provided by (used in) operating activities for Third-party	8,474	(401,085)	(32,800)	209,889	—	(215,522)
Net cash provided by (used in) operating activities	8,474	(254,518)	33,884	(3,362)	—	(215,522)
Collection of loans from Group companies (7)	86,471	—	—	—	(86,471)	—
Cash paid as loans extended to Group companies (8)	—	(31,920)	—	—	31,920	—
Other investing activities	—	189,964	(36,545)	(981,638)	—	(828,219)
Net cash provided by (used in) investing activities	86,471	158,044	(36,545)	(981,638)	(54,551)	(828,219)
Repayment of loans to Group companies (7)	—	(86,471)	—	—	86,471	—
Cash received as loans from Group companies (8)	—	—	—	31,920	(31,920)	—
Other financing activities	(401,400)	150,001	—	2,000,911	—	1,749,512
Net cash provided by (used in) financing activities	(401,400)	63,530	—	2,032,831	54,551	1,749,512

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future according to our dividend policy:

Taxation Scenario (i) Statutory Tax and Standard Rates
Hypothetical pre-tax earnings (ii)	100%
Tax on earnings at statutory rate of 25% (iii)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10% (iv)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(i)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(ii)
Under the terms of contractual arrangements, our PRC subsidiaries may charge the consolidated variable interest entities for services provided to the consolidated variable interest entities. These fees shall be recognized as expenses of the consolidated variable interest entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the consolidated variable interest entities file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the consolidated variable interest entities and as income by our PRC subsidiaries and are tax neutral.

(iii)
Certain of our subsidiaries and consolidated variable interest entities qualify for a preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(iv)
The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the consolidated variable interest entities will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the consolidated variable interest entities exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the consolidated variable interest entities could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the consolidated variable interest entities. This would result in such transfer being non-deductible expenses for the consolidated variable interest entities but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

(1)	It represents the intercompany services eliminated at the consolidation level, including technical development services and technical support services.
(2)
It represents the elimination of the income from investment among FinVolution Group, equity subsidiaries, primary beneficiary of consolidated variable interest entities, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries.

(3)
It represents the elimination of the investment among FinVolution Group, equity subsidiaries, primary beneficiary of consolidated variable interest entities, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries.

(4)
It represents the elimination of intercompany balances among FinVolution Group, equity subsidiaries, primary beneficiary of consolidated variable interest entities, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries.

(5)	It represents the cash received and cash paid for intercompany services, including technical development services and technical support services.
(6)	Capital contribution at intercompany level.
(7)	Collection of loans from group companies, and repayment of loans to group companies.
(8)	Cash paid as loans extended to group companies, and cash received as loans from group companies.
(9)
In October 2017, one equity subsidiary and one consolidated variable interest entity’s subsidiary of FinVolution Group entered into a series of share purchase agreements with shareholders of HB micro lending company (“HB”). After the transactions, the Group was able to control HB. Goodwill and non-controlling
interest were recognized in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” In this consolidated variable interest entity’s consolidating schedule, HB’s financial information was recorded in the Equity Subsidiaries. The Group applied equity method in accounting for the investment of consolidated variable interest entity’s subsidiary in HB due to it can exercise significant influence but does not have control. Total assets for HB were RMB256,405 and RMB256,390 as of December 31, 2020 and 2021. Total liabilities for HB were RMB158,799 and RMB92,145 as of December 31, 2020 and 2021.

Transfers of Cash within the Group
The following is a summary of cash transfers that have occurred between our subsidiaries and the consolidated variable interest entities:

	For the Year Ended December 31,
	2019	2020	2021
	(RMB in thousand)

Cash paid by the variable interest entities to our subsidiaries under service agreements	(239,476)	(2,143,205)	(2,313,224)
Cash received by the variable interest entities from our subsidiaries under service agreements	26,225	137,624	534,988
Collection of loans by the variable interest entities from our subsidiaries for intra-group investing	—	—	389,043
Cash paid as loans by the variable interest entities to our subsidiaries for intra-group investing	—	—	(2,328,235)
Repayment of loans by the variable interest entities to our subsidiaries for intra-group financing	—	—	(164,719)
Cash received as loans by the variable interest entities from our subsidiaries for intra-group financing	31,920	—	1,785,238
Summary Risk Factors
Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”
Risks Related to Our Business

•	We operate in China’s online consumer finance platform market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

•	We change our business model for improvement from time to time, which may not be successful ultimately.

•
The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.

•
Our cooperation with institutional funding partners may expose us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners.

•	Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.

•
We collaborate with third-party trust management companies to set up trusts with other investors to extend loans through these trusts to borrowers introduced by us. We may be deemed to be an illegal financial institution under such trust arrangement, which may materially and adversely affect our business and financial condition.

•
If we are unable to retain existing borrowers or institutional funding partners or attract new borrowers or institutional funding partners, or if we are unable to maintain or increase the volume of loans facilitated through our platform, our business and results of operations will be adversely affected.

•	Interest rates of certain of our loan products exceed the statutory interest rate limit and therefore part of the interests is not enforceable through the PRC judicial system.

•
Any failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.

•	If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.

•
Cyber-attacks, computer viruses, physical or electronic
break-ins
or similar disruptions of us or of a third party could result in disclosure or misuse of confidential information and misappropriation of funds of our borrowers and institutional funding partners, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.

Risks Related to Our Corporate Structure

•
We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct our operations in China primarily through (i) our subsidiaries in China, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, and (iii) the subsidiaries of the consolidated variable interest entities. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated variable interest entities and their respective subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole.

•
If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

•
We rely on contractual arrangements with the consolidated variable interest entities for a significant portion of our business operations, and such contractual arrangements may not be as effective as direct ownership in providing operational control.

•
Any failure by the consolidated variable interest entities, shareholders of the consolidated variable interest entities or other parties to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

•	The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
Risks Related to Doing Business in China

•	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

•
A severe or prolonged downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

•
Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs.

•
We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

•
The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline.

•
Our ADSs will be prohibited from trading in the United States under the Holding Foreign Companies Accountable Act, or the HFCA Act, in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our American Depositary Shares

•	The market price for our ADSs may be volatile.

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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
We have ceased facilitating new loans with funding from individual investors on our platform since October 2019 and improve our business model through acquisition of better quality borrowers and transition of our funding sources from individual investors to institutional funding partners. On January 14, 2022, the Shanghai Financial Stability Coordinating Joint Conference Office, the Shanghai Online Lending Risk Rectification Office and other regulatory authorities jointly announced that Shanghai PPDai, among others, had declared the termination of its business operation as an online lending information intermediary and fully settled all related legacy loan products funded by individual investors.
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
In November 2019, we noticed that several internet media reported that the National Internet Finance Rectification Office and the National Online Lending Rectification Office jointly issued the Guidance on Pilot Transforming Online Lending Information Intermediaries into Micro Lending Companies, or the Pilot Transforming Guidance, pursuant to which the qualified online lending information intermediaries may apply to be transformed into micro-lending companies, with operations nationwide or in a single province only. In order to be qualified for being transformed into a micro-lending company with nationwide operations, an online lending information intermediary must, among other requirements, (i) have a registered capital of no less than RMB1.0 billion, (ii) have no material violation in the existing and unsettled business, (iii) have good financial conditions, (iv) have a custodian bank system that has handled all transfers of funds between the investors and the borrowers in the past one year, (v) have no material administrative or criminal penalty imposed on it, its controlling shareholders or its principal executives in the past two years, and (vi) have good financial technology capabilities. Furthermore, the companies that have had ceased the online lending information intermediary business are unqualified for being transformed into micro-lending companies. We are unable to verify the authenticity and accuracy of those media reports. If those media reports are authentic and accurate in terms of the content of the Pilot Transforming Guidance and we decide to transform from an online lending information intermediary into a micro-lending company, Shanghai PPDai will have to make adjustments its business operations to comply with the Pilot Transforming Guidance. In addition, even if we were to make adjustments our business operations to comply with the Pilot Transforming Guidance, we could not rule out the possibility that the regulatory authorities would deny our application and Shanghai PPDai could not be transformed into a micro-lending company as expected.
In addition, the 13
th
National People’s Congress approved the Civil Code of the PRC on May 22, 2020. Upon the effectiveness of the Civil Code of the PRC on January 1, 2021, the PRC Contract Law, the General Provisions of the PRC Civil Law, and the General Principles of the PRC Civil Law had been abolished and replaced, while their provisions are generally incorporated into the Civil Code of the PRC with certain changes and supplements. It remains unclear with respect to the relevant interpretations and implementations of certain provisions of the Civil Code of the PRC and how these provisions of the Civil Code of the PRC will apply to our business operations. For example, pursuant to the Civil Code of the PRC, usurious loans are explicitly banned, but a clear definition or interpretation of “usurious loans” is not provided. We cannot rule out the possibility that certain of our operation activities would be deemed to violate or not fully comply with the Civil Code of the PRC If that happens, our business, results of operations and financial condition would be materially and adversely affected.

Due to changes of laws and regulations governing online consumer finance, we have ceased facilitating new loans with funding from individual investors on our platform since October 2019 and improve our business model through acquisition of better quality borrowers and transition of our funding sources from individual investors to institutional funding partners. In 2019 and 2020, in order to reduce the outstanding balance of loans invested by the individual investors and improve our business model, we used our quality assurance fund, which was historically set aside as a protection mechanism for the individual investors when borrowers defaulted in principal and interest repayments, to repay the outstanding loans to individual investors who were covered by the quality assurance fund before the respective maturity dates. On January 14, 2022, the Shanghai Financial Stability Coordinating Joint Conference Office, the Shanghai Online Lending Risk Rectification Office and other regulatory authorities jointly announced that Shanghai PPDai, among others, had declared the termination of its business operation as an online lending information intermediary and fully settled all related legacy loan products funded by individual investors.
In addition, on January 21, 2013, the State Council promulgated the Stipulations for Regulating Credit Reference, which provides that any person or organization that conducts personal credit reference business without approval of the competent credit reference administrative department of the State Council may be subject to penalties, including cessation of business operations, confiscation of illegal gains, imposing fines from RMB50,000 to RMB500,000, and even criminal liability. On September 27, 2021, the PBOC issued the Measures for Regulating Credit Reference, which came into effect on January 1, 2022 and stipulates that, among others (i) the credit information refers to the following information that should be legally collected and used for financial activities: basic information, loan information, other relevant information and analysis and evaluation information generated from the foregoing information of enterprises and individuals for identifying their credit status; and the credit reference business refers to the activities of collecting, sorting, storing and processing the credit information of enterprises and individuals, and providing them to the information users; (ii) a license for individual credit reference business issued by the PBOC is required for engaging in the individual credit reference business, and the licensed credit reference agency shall report to the PBOC with respect to its cooperation with any information provider for collecting, sorting, storing and analyzing individual credit information; (iii) the financial institutions are not allowed to cooperate with any commercial entity that does not hold a credit reference license to obtain credit reference service; and (iv) any persons that engage in the individual credit reference business without a license for individual credit reference business will be given an
18-month
grace period starting from January 1, 2022 to complete the necessary compliance rectification. Currently, we provide borrower referral and preliminary credit assessment services to our institutional funding partners, and the information shared by us with such institutional funding partners with due authorization may be deemed as the credit information. If the preliminary credit assessment services provided by us to our institutional funding partners would be deemed by the regulatory authorities as the credit reference business, we may be required to obtain a license for individual credit reference business from the competent regulatory authorities or change our business model, pursue cooperation with the licensed credit reference agencies and filing of the relevant cooperation agreement with the PBOC or its provincial branches. If we cannot obtain the regulatory approval or find licensed credit reference agencies to cooperate with or complete the cooperation agreement filing in a timely manner, we may be deemed as violating the applicable laws and regulations of credit reference services, which may subject us to penalties, including cessation of business operations, confiscation of illegal gains, imposing fines from RMB50,000 to RMB500,000, and even criminal liability, and we may cease to share borrowers’ personal information directly with the institutional funding partners, which may materially and adversely affect our business, financial condition and results of operations. As of the date of this annual report, we have not been subject to any penalties from the PBOC or any of its branches related to our cooperation with the institutional funding partners. Our origination, servicing expenses and other cost of revenue may increase or we may change our current business model if we start to cooperate with licensed credit reference agencies, which may affect our financial performance and results of operations. Furthermore, we rely on certain data partners to collect credit information of borrowers for credit scoring and fraud detections. If these data partners’ business is deemed as credit reference and they are unable to obtain the regulatory approval or complete the filing, we cannot assure you that we will be able to find an alternative in a timely and cost-efficient manner, or at all. Any of these occurrences could result in reputational damage, regulatory intervention and diminished ability to operate our business, which could adversely impact our business, financial condition and results of operations.

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

However, due to the lack of detailed implementation rules and interpretations by the local authorities, we cannot be certain that our past and existing practices would not be deemed to violate any laws, rules and regulations that are applicable to our business. For instance,

•
our calculation of the aggregate borrowing cost of the loans on our platform might be challenged by relevant government authorities and be deemed to be incompliant with relevant rules and regulations; and

•
our cooperation with institutional funding partners through Shanghai Erxu, a subsidiary of one of the consolidated variable interest entities, has exposed us to and may continue to expose us to additional regulatory uncertainties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our cooperation with institutional funding partners may expose us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.”

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
In 2019, 2020 and 2021, the loan origination volume funded by institutional funding partners on our platform in China was RMB51.0 billion, RMB64.1 billion and RMB133.6 billion (US$21.0 billion), representing 62.0%, 100.0% and 100.0% of our total loan origination volume in the same year. Due to the lack of a comprehensive and effective regulatory framework and clear and unambiguous application and interpretation of relevant laws and regulations, our cooperation with institutional funding partners has exposed us to regulatory uncertainties. We carry out our cooperation with institutional funding partners through Shanghai Erxu, a subsidiary of one of the consolidated variable interest entities, Shanghai Zihe. Shanghai Erxu primarily provides services to our institutional funding partners, such as borrower referral and preliminary credit assessment, and facilitate their participation in our online lending business.
The current laws and regulations do not explicitly require any regulatory approval, record-filing, or financial license for the type of business activities conducted by Shanghai Erxu. However, we cannot assure you that the regulatory authorities will hold the same view as ours or the business practice of Shanghai Erxu will be deemed to be in full compliance with all applicable laws and regulations. For example, if the preliminary credit assessment services provided by Shanghai Erxu to our institutional funding partners are deemed by the regulatory authorities as the credit reference business or information provision activities, Shanghai Erxu may be required to obtain a license for individual credit reference business, or alternatively, pursue cooperation with licensed credit reference agencies and submit the relevant cooperation agreement with the PBOC or its provincial branches. See “Item 3. Key Information—D. Risk Factors—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.” Given the evolving regulatory environment of the consumer finance industry, the regulatory authorities may issue new regulatory requirements, introducing a new licensing regime to regulate the type of business activities that Shanghai Erxu has been carrying out. If such new regulatory rules are promulgated, we cannot assure you that we would be able to obtain such new license or other regulatory approval in a timely manner, or at all, which would materially and adversely affect our business and our ability to continue our operations. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. However, if the governmental authorities adopt a stringent regulatory framework on the online consumer finance industry in the future which may subject Shanghai Erxu or any of our PRC subsidiaries to additional requirements, such as paid-up
capital requirements, record-filing with the relevant regulators or license requirements, our business may be materially and adversely affected. It can be costly to comply with relevant laws and regulations and if our business practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well.
In addition, Circular 141 further provides that financial institutions cooperating with third parties to engage in lending businesses (i) are not allowed to outsource any core lending business operations, such as credit assessment and risk management, to third parties, (ii) are not allowed to accept any credit enhancement provided by third parties without any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks, (iii) should comply with the judicial interpretations by the Supreme People’s Court of the PRC regarding interest rates in private lending regarding the annual borrowing cost charged to a borrower, i.e. interests plus other fees, and (iv) should ensure that third parties do not collect any interests or fees from borrowers. To comply with relevant regulatory requirements, Shanghai Erxu has taken various measures in cooperating with our institutional funding partners. For example, Shanghai Erxu (i) does not collect service fees directly from the borrowers of the loans recommended to the licensed institutional funding partners; (ii) makes sure that the aggregate borrowing cost does not exceed 36%; (iii) involves licensed guarantee companies to provide guarantee to institutional funding partners for certain loans; and (iv) introduces borrowers and provides preliminary credit assessment services, as opposed to core lending business operations, to our institutional funding partners. If a borrower passes our preliminary credit assessment, we will introduce such borrower to our institutional funding partners. Borrower’s loan will be funded directly by our institutional funding partners if they decide to extend loans to such borrower after their independent credit review.

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
Furthermore, on July 12, 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC, promulgated the Interim Measures for Commercial Banks Doing Online Lending Business, or the Interim Measures for Banks, pursuant to which the banks may collaborate with financing guarantee companies,
e-commerce
business companies, third-party payment companies and information technology companies in various online lending business processes and activities, including but not limited to client referral, joint loan origination, risk distribution, information technology and loan collection. However, when collaborating with third parties for online lending businesses, the banks are required to independently manage core risk control procedures, such as the credit assessment and contract conclusion, and should be responsible for post-loan managements. Each of the regional banks, which is an important category of our institutional funding partners, should (i) provide online lending services primarily to its local clients, (ii) be prudent to extend loans to borrowers who reside outside its region, and (iii) take appropriate measures to monitor the business operations when serving the clients who are located outside its region. The banks may not accept credit enhancements, in a direct or a disguised form, provided by a third-party partner without financing guarantee license or credit security insurance license. The banks shall adopt appropriate measures to monitor the use of loan proceeds. The banks should evaluate and review the online lending partners they collaborate with at least once a year and terminate the cooperation if any incompetency is identified. Further, on February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. The outstanding balance of online loans extended by a bank in collaboration with third-party platforms should not exceed 50% of the bank’s total outstanding balance. Where a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner shall not be less than 30%. Circular 24 further strengthens the requirement that commercial banks are strictly prohibited from outsourcing the material procedures of loan management, and local commercial banks from engaging in an online loan business outside the territory of their registered place. The requirements on the limit of 30% for the joint lending loans and the cross-regional prohibition came into effect on January 1, 2022. The non-conforming
legacy loans that extended before the promulgation of Circular 24 may be settled on their relative maturity dates. With certain limited exceptions, the Interim Measures for Banks and Circular 24 apply to the consumer finance companies and trust companies when they conduct online lending business. As our institutional funding partners include commercial banks, consumer finance companies and trust companies, they are required to evaluate and review us as required by the Interim Measures for Banks. If any of our institutional funding partners identifies any incompetency of us in such evaluation and review, it may terminate the cooperation with us and our business and operation results would be adversely and materially affected. Furthermore, we act as an intermediary between institutional funding partners and borrowers, and we cannot assure you that all the institutional funding partners we cooperate with have been and will be in strict compliance with the Interim Measures for Banks and Circular 24.

On December 31, 2021, the PBOC, the CBIRC and five other regulatory authorities jointly published the Administrative Measures for Online Offering of Financial Products (Draft for Comments), or the Draft Offering Measures, which stipulates that, among others, (i) except otherwise explicitly stipulated by the laws or regulations, a financial institution cannot authorize other organizations to offer its financial products; (ii) without approval from the competent financial regulatory authorities, any third-party internet platform cannot get involved, or get involved in a disguised form, in the online offering of financial products, including but not limited to, procedures of interactive consultant with the consumer, know-your-customer, sales contract conclusion, or fund transferring. The third-party internet platform cannot participate, or participate in a disguised form, in sharing the revenue generated from the financial business; (iii) the third-party internet platform cannot illegally crack, hold, nor store customer information and business data; (iv) the “online offering” is defined as commercial promotion and recommendation activities of the financial products on the internet platform, including but not limited to exhibiting the financial product information and the financial institution’s brand name or logo, providing sales channel for consumers to purchase financial products. The “financial products” includes deposit products, loan products, asset management products, etc. that are designed, developed, or sold by financial institutions; and (v) a transition period of 6 months would be given to the existing non-compliance
activities before the effectiveness of the draft. As uncertainties remain regarding when the Draft Offering Measures would be adopted and become effective, and to what extent we would be subject to the Draft Offering Measures, we cannot assure you that we will be able to comply with such regulations in all respects in a timely manner, or at all, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. If we cannot rectify our business model in a timely manner, or at all, the regulatory authorities may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.
Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.
Pursuant to Circular 141, a bank, a trust management company, or a consumer financial company participating in loan facilitation transactions may not accept credit enhancement services and similar services, such as committing to assume default risks, provided by a third party which has not been licensed or approved to provide such services. In addition, pursuant to the Regulations on the Supervision and Administration of Financing Guarantee Companies promulgated by the State Council on August 2, 2017, or the Financing Guarantee Rules, any entity operating “financing guarantee business” is required to obtain an approval from the local regulatory authorities. If any entity operates financing guarantee business without such approval, it may be subject to penalties, including termination or suspension of business, fines ranging from RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law. In October 2019, the CBIRC, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies, or the Supplements to the Financing Guarantee Rules, which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business.
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

We have engaged licensed third-party financing guarantee companies to provide financing guarantees to a majority of the loans funded by our institutional funding partners. If any borrower defaults, a third-party financing guarantee company is obligated to repay the full overdue amount to the corresponding institutional funding partner. After the financing guarantee company repays the full overdue amount, we are obligated to purchase creditor’s right from the third-party guarantee companies at a price equal to the repayment it made to the institutional funding partner. Under certain circumstances, we also provide security deposits through third-party financing guarantee companies for loans funded by certain institutional funding partners as an additional quality assurance commitment. Apart from licensed third-party financing guarantee companies, we also cooperate with third-party insurance companies to provide quality assurance commitments to our institutional funding partners. Under this arrangement, if any borrower introduced by us defaults, our institutional funding partners are able to seek insurance compensations under the insurance policies from third-party insurance companies. In some cases, if the overdue amount exceeds the insurance coverage, the remaining overdue amount will be repaid by the third-party guarantee companies engaged by us.
Despite our efforts to reduce regulatory risks, we cannot assure you that relevant regulatory authorities would not interpret or view the quality assurance commitments we provided to our institutional funding partners as an operation of financing guarantee business without approval. If relevant government authorities take the view that the quality assurance commitments we provided to our institutional funding partners is a provision of financing guarantee business without approval, we would be subject to fines and/or other administrative penalties mentioned above. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.” As a result, our liquidity, business, financial condition and results of operations will be materially and adversely affected. If we do not provide quality assurance commitments to our institutional funding partners due to regulatory restrictions, we may not be able to maintain our institutional funding partner base and our cooperation with third-party guarantee companies, and our liquidity, business, financial condition and results of operations will be materially and adversely affected.
We have incorporated three financing guarantee subsidiaries, Fujian Zhiyun Financing Guarantee Company, or Fujian Zhiyun, Zhiyun (Tianjin) Financing Guarantee Company, or Tianjin Zhiyun, and Hainan Shenxin Financing Guarantee Company, or Hainan Shenxin, in 2019 and 2020. In some cases, one of our own financing guarantee subsidiaries provides financing guarantee services directly to our institutional funding partners for the loans funded by them. Under the Financing Guarantee Regulations, the maximum amount of outstanding guarantee liabilities of a financing guarantee company may not exceed ten times of its net assets. As of March 31, 2022, the net assets of Fujian Zhiyun, Tianjin Zhiyun and Hainan Shenxin were RMB1,504.1 million (US$236.0 million), RMB757.8 million (US$118.9 million) and RMB271.9 million (US$42.7 million), respectively.
It is obvious that the maximum amount of outstanding guarantee liabilities that can be provided by our own guarantee companies cannot meet the needs of all of our institutional funding partners. We will have to continue to engage properly licensed third-party guarantee companies to provide quality assurance commitments to our institutional funding partners. As a result, the above regulatory risks still exist.
On December 31, 2021, the PBOC published the Regulations on the Local Financial Supervision and Administration (Draft for Comments), or the Draft Local Financial Regulation, which stipulates that, among others, (i) the local financial organizations should primarily serve their local clients; (ii) the guidance for local financial organizations to carry out business outside provinces where they are registered should be made by the State Council or financial regulatory authorities designated by the State Council; (iii) six types of financial organizations, including financing guarantee companies and micro-lending companies, are deemed as local financial organizations; (iv) transition period will be given to the organizations carrying out business outside provinces before the effectiveness of the draft by the relevant financial regulatory authorities; and (v) organization carrying out business outside provinces without approval of the competent provincial regulatory authorities may be subject to penalties, including correction orders, confiscation of illegal gains or fines, cessation of business operations, and revocation of business license. Currently both the third-party guarantee companies engaged by us and our own guarantee companies provide services to the borrowers nationwide. As uncertainties remain regarding when the Draft Local Financial Regulation would be adopted and become effective, and to what extent we would be subject to the Draft Local Financial Regulation, we cannot assure you that we will be able to comply with such regulations in all respects in a timely manner, or at all, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities.
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
We collaborate with third-party trust management companies to set up trusts with other investors to extend loans to borrowers introduced by us. In some cases, we invest in subordinate tranches and other investors invest in senior tranches. The Measures for Banning of Illegal Financial Institutions and Illegal Financial Business Operations, or the Measures for Illegal Financial Institutions, promulgated by the State Council on July 13,1998, provides that the establishment of financial institution and the operation of financial business should be subject to the approval of the People’s Bank of China, or the PBOC. Pursuant to the Measures for Illegal Financial Institutions, extending loans without the approval of PBOC is deemed as illegal financial business operation and the entity extending loans without the approval of PBOC is deemed as an illegal financial institution. The online consumer finance industry is new and developing rapidly, and the regulatory environment has evolved since the promulgation of the Measures for Illegal Financial Institutions. There are uncertainties as to the interpretation of the Measures for Illegal Financial Institutions as well as whether such laws and regulations are applicable to us or our business. Although the trust management companies that administrate the trusts have been licensed and approved by the financial regulatory authorities to extend loans and we believe that the trust management companies are the lenders of the loans, we cannot assure you that the financial regulatory authorities will hold the same view as ours. Our investments in the trusts may be deemed to be extending loans to the borrowers and we may be deemed to be a lender under this trust arrangement. As a result of such trust arrangement, we may be deemed to be an illegal financial institution or operating illegal financial business, which may subject us to penalties, including confiscation of illegal gains together with a fine from one time to five times of the illegal gains, or a fine of RMB100,000 to RMB500,000 if there are no illegal gains, and criminal liability if the violation constitutes a criminal offense.
In addition, the Supreme People’s Court, the Supreme Peoples’ Procuratorate, the Ministry of Public Security, or the MPS, and the Ministry of Justice jointly issued the Guidance on Several Issues for Illegal Lending Regarding Criminal Case, or the Guidance on Illegal Lending, on July 23, 2019, which provides, among others, that (i) if any entity or individual is engaged in extending loans to the unspecified public individuals consistently for the purpose of profits and without the approval from the regulatory authorities or outside its business scope, which disturbs the stability of financial markets, such entity or individual may face a criminal charge of unfair competition and may be imposed criminal liability in accordance with the applicable laws and regulations; “extending loans to the unspecified public individuals consistently” refers to extending loans to entities and individuals no less than ten times within two years; and (ii) if the actual annual interest rate of the loans extended by such entity or individual exceeds 36%, it would be deemed as an aggravated circumstance when such entity or individual face the abovementioned criminal charge of unfair competition. The Guidance on Illegal Lending is new and does not provide a clear definition to calculate the actual annual interest rate, and it is still unclear how the regulatory authorities will interpret and implement it in the future. We cannot rule out the possibility that regulatory authorities may deem our operation activities under the trust arrangements as unfair competition and impose criminal liability on us. If that happens, our business, results of operations and financial condition would be materially and adversely affected.
If we are unable to retain existing borrowers or institutional funding partners or attract new borrowers or institutional funding partners, or if we are unable to maintain or increase the volume of loans facilitated through our platform, our business and results of operations will be adversely affected.
The loan origination volume on our platform in China was RMB82.2 billion in 2019, RMB64.1 billion in 2020 and RMB133.6 billion (US$21.0 billion) in 2021. To maintain the growth momentum of our platform, we must continuously increase the volume of loans by retaining current participants and attracting more users whose financing needs can be met on our platform. If there are insufficient qualified loan requests, institutional funding partners may not be able to deploy their capital or their investors’ capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient funding commitments, borrowers may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient funding commitments or if borrowers and institutional funding partners do not continue to participate in our platform at the current rates due to any change we may be required to make to the way we conduct our business to ensure compliance with existing or new PRC laws and regulations or due to other business or regulatory reasons, we might not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected. Normally the borrowers find us by downloading our mobile applications from application stores or from the pre-installed
mobile applications or submitting loan requests on our website. In response to the general regulatory environment, the operators of application stores or mobile application distributing channels may adjust their application exhibition policies or even remove our mobile applications from their application stores or distribution channels, which may materially and adversely affect our ability to engage new borrowers.

We have ceased facilitating new loans with funding from the individual investors on our platform since October 2019 and improve our business model through acquisition of better quality borrowers and transition of our funding sources from individual investors to institutional funding partners. Currently, our institutional funding partners primarily include commercial banks, private banks, consumer finance companies, micro-loan companies and trust management companies. Historically, a small portion of the loans on our platform were funded by some third-party online lending information intermediaries. Considering the regulatory uncertainties faced by third-party online lending information intermediaries, we have ceased facilitating new loans for third-party online lending information intermediaries since November 2019. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgated new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. As of December 31, 2021, we had cumulatively cooperated with 63 institutional funding partners in China. The loans funded by the institutional funding partners typically have fixed terms from six to twelve months.
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
Our overseas business operations are subject to increasing regulatory scrutiny, in particular the areas of data privacy protection, interest rate cap and collection practices. While we strive to comply with all applicable laws and regulations and work closely with the regulatory authorities in the regions that we operate, we have limited experience in these markets and differences in interpretation of relevant laws, regulations, and/or policies. As a result, we may incur substantial compliance costs attributed to compliance costs, such as investigation, caseation of operation and administrative measures and penalties.
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
On August 4, 2017, the Supreme People’s Court promulgated the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases, which provides, among others, that the claim of a borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high should be supported by the PRC courts. For loans facilitated at annual rate between 24% and 36% historically or in the future, if any of such loans become delinquent, we will not be able to enforce part of the interest that exceed 24% through PRC judicial system. As a result, our institutional funding partners may suffer losses, which would damage our reputation and harm our business. Were these to happen, our reputation, results of operations and financial condition would be adversely affected.

According to the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, in the context of “cash loan” business operated by various types of institutions, the aggregated borrowing costs of borrower charged in forms of interests and all kinds of fees should be annualized and subject to the upper limit on interest rate of private lending set forth in the judicial interpretations issued by the Supreme People’s Court. When Circular 141 was promulgated, the then effective upper limit on interest rate of private lending was 24% per annum as judicially protected by the court, while the range of 24% to 36% per annum was deemed as natural obligation and the exceeding part of 36% per annum was deemed as illegal.
On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, which is further amended by the Supreme People’s Court on December 29, 2020, or the Private Lending Judicial Interpretation Amendment, which amended the upper limit of private lending interest rates under judicial protection. According to the Private Lending Judicial Interpretation Amendment, the upper limit of interest rate for one-year
private loan would be capped at four times that of the loan prime rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on lending activities” for more details. The aforementioned one-year
loan prime rate refers to the
one-year
loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20
th
of each month starting from August 20, 2019, and the
one-year
loan market quoted interest rate issued by the National Bank Interbank Funding Center on April 20, 2022 was 3.7%.
Based on the latest Quadruple LPR Limit, the ceiling would be lowered to 14.8% from 24% under the previous judicial interpretation in 2015. We cannot assure you that the one-year
loan market quoted interest rate and the Quadruple LPR Limit will not decrease further in the future.
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
On January 21, 2021, the Response Letter to the Guangdong High People’s Court Relating to the Inquiry on the Scope of Application of the Private Lending Judicial Interpretation Amendment issued by the Supreme People’s Court, or the Supreme Court’s Response Letter, further clarifies that seven types of financial organizations, including micro-loan lending companies and financing guarantee companies, are deemed as financial institutions licensed by the financial administrative authorities, and any disputes arising out of their financial business activities should not apply to the Private Lending Judicial Interpretation Amendment. However, as the regulatory authorities have wide discretion in administration, interpretation and enforcement of the laws and regulations, we cannot rule out the possibility that the regulatory authorities may hold different opinions on whether Quadruple LPR Limit applies to the loans funded by financial institutions on our platform. In that case, for loans facilitated at or above the Quadruple LPR limit become delinquent, we may not be able to collect parts of the interest that exceed the Quadruple LPR limit through the PRC judicial enforcement. As a result, our institutional funding partners may suffer losses, which would damage our reputation, results of operations and financial condition. According to the Supreme Court’s Response Letter, we believe that the Quadruple LPR Limit stipulated in the Private Lending Judicial Interpretation Amendment does not apply to the financial institutions. However, we cannot assure you that the regulatory authorities share the same view as ours. Currently, substantially all of our institutional funding partners that we cooperate with for funding new loans origination on our platform are financial institutions licensed by financial regulatory authorities.
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

We have certain loans facilitated on our platform with an interest rate over 24% per annum. Before the promulgation of PBOC No. 3 Announcement, no rules or regulations explicitly defined the calculation method for the maximum interest rates permitted by the relevant laws. Upon the promulgation of No. 3 Announcement, we have changed our calculation method for the interest rate to the annual all-in
borrowing cost as a percentage of the outstanding principal after deducting all installments that have been repaid. We have also explicitly disclosed the calculation method for the interest rate of the loans on our platform to our borrowers. As of December 31, 2021, the outstanding balance of loans facilitated on our platform in China with an interest rate over 24% was RMB16.4 billion (US$ 2.6 billion), representing 33% of the outstanding loan balance as of the same date. These loans had the terms ranging from one month to 24 months. In the event that any of such loans become delinquent, we may not be able to collect the portion of interests that exceed 24% per annum through PRC judicial enforcement. Furthermore, the portion of interest rate that exceeds 24% per annum may be determined to be invalid by the regulatory authorities, and we may have to adjust the interest rate accordingly, which may adversely and materially affect our results of operations and financial condition. Were these to happen, our reputation, results of operations and financial condition would be adversely affected.
It is our belief that our calculation for the interest rate is in line with the requirements in the PBOC No. 3 Announcement. However, we cannot assure you that our historical or current calculation method for the interest rate would be deemed to be in full compliance with the PBOC No. 3 Announcement. As the PBOC No. 3 Announcement is relatively new, there still exists great uncertainties with respect to its interpretation and application. We will maintain communication with the relevant authorities and closely monitor its enforcement.
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
China’s credit infrastructure is still at an early stage of development. The Credit Reference Center established by the PBOC in 2002 has been the only credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosure and bankruptcy. Currently, this credit database is accessible to banks and market players authorized by the Credit Reference Center. In 2015, the PBOC announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in the market we operate. Currently, as an intermediary between institutional funding partners and borrowers, we do not have access to the Credit Reference Center. Our institutional funding partners decide at their own discretion if to check any borrower’s credit status at the Credit Reference Center as they conduct credit assessment independently. In general, the borrowers on our platform give general authorization to the institutional funding partners to check the borrowers’ credit status from and report the borrowers’ defaults to the Credit Reference Center. We have started data sharing with a credit reference agency licensed by the PBOC to provide individual credit reference service. However, the licensed credit reference agencies in China are newly established companies. Whether it can efficiently aggregate data from all different types of online databases with accuracy remains to be proven.
We are subject to credit cycle and the risk of deterioration of credit profiles of borrowers.
Our business is subject to credit cycle associated with the volatility of general economy. If economic conditions deteriorate, we may face increased risk of default or delinquency of borrowers, which will result in lower returns or losses. In the event that the creditworthiness of our borrowers deteriorates or we cannot track the deterioration of their creditworthiness, the criteria we use for the analysis of borrower credit profiles may be rendered inaccurate, and our risk management system may be subsequently rendered ineffective. This in turn may lead to higher default rates and adverse impacts on our reputation, business, results of operations and financial positions. We cooperate with institutional funding partners through both capital heavy model and capital light model. Under the capital heavy model, we provide credit enhancement services to institutional funding partners through third-party guarantee companies or our financing guarantee subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.” As our financing guarantee subsidiaries provide guarantee for certain amount of loans funded by institutional funding partners and the amount of payments payable by us to third-party guarantee companies depends on the amount of default loans, we are subject to credit risks for those loans funded by our institutional funding partners to our borrowers. If we are unable to accurately assess the creditworthiness of the borrowers on our platform or if we fail to accurately anticipate and manage the delinquency rates of the loans funded by our institutional funding partners, we will not be able to maintain our credit risk exposure within acceptable parameters. If we are unable to effectively collect these delinquent loans, our liquidity, business operations, financial condition and results of operations would be materially and adversely affected.

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
Our ability to attract borrowers and institutional funding partners to, and build trust in, our platform is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and likelihood of default. To conduct this evaluation, we utilize our proprietary credit assessment model, or the Magic Mirror Model, which is built based on data from multiple sources, including credit reference agency, and strengthened by our sophisticated artificial intelligence and advanced machine learning techniques. The Magic Mirror Model categorizes borrowers into different credit ratings according to their risk profiles, based on which our risk pricing system assigns them appropriate interest rates, credit limits and loan durations. However, the Magic Mirror Model may not effectively predict future loan losses. Subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans at a time on our platform if his or her existing loans are not in default and the total outstanding balance is within the approved credit limit for the type of loan the borrower applies for. Credit limits are set by loan products, and thus a borrower may have a credit limit for each type of loans on our platform. A borrower’s credit limit for a particular type of loan is determined considering a range of factors, including (i) the borrower’s credit level based on his or her Magic Mirror score—borrowers with better Magic Mirror credit scores are generally given higher credit limits, (ii) the borrower’s credit needs, such as the type of loans being applied for, (iii) the borrower’s credit limits and credit performance for other types of loans on our platform, and (iv) overall investment demand from investors. A new Magic Mirror credit score is generated each time a borrower applies for a loan, which may change the borrower’s credit limit for that type of loan. As such, it is possible that borrowers may take out new loans on our platform to pay off their other existing loans facilitated by us or for other purposes. Given the practical difficulty in tracking and controlling the usage of borrowed funds, we are not able to effectively prevent borrowers from “rolling over” their loans on our platform. Although the Magic Mirror Model looks less favorably upon borrowers who have high credit line utilization ratios, it may not be able to timely and accurately adjust down the credit rating assigned to a borrower if such borrower masks his or her deteriorating creditworthiness by refinancing existing loans with new loans on our platform. If we are unable to effectively classify borrowers into the relative risk categories, we may be unable to offer attractive interest rates for borrowers and returns for investors and effectively manage the default risks of loans facilitated through our platform. We continuously refine the algorithms, data processing and machine learning used by the Magic Mirror Model, but if any of these decision-making and scoring systems contain programming or other errors, are ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans.
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
We currently rely on a number of strategic partners in various aspects of our business. For example, in terms of user acquisition, we acquire a significant portion of our borrowers through a limited number of online channels from a limited number of our strategic partners. We rely on certain data partners to collect credit information of borrowers for credit scoring and fraud detections. We anticipate that we will continue to leverage strategic relationships with existing strategic partners to grow our business while pursuing new relationships with additional strategic partners.
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
Our business of connecting institutional funding partners and borrowers constitutes an intermediary service, and our contracts with institutional funding partners and borrowers are intermediation contracts under the Civil Code of the PRC, an intermediary that intentionally conceals any material information or provides false information in connection with the conclusion of an intermediation contract, which results in harm to the client’s interests may not claim for any service fee for its intermediary services, and is liable for any damage incurred by the client.
We refer borrowers to our institutional funding partners. The institutional funding partners will review the borrower’s application and our preliminary credit assessment, and then decide if to extend loans to such borrower as well as the credit limit after their independent credit review. Our agreements with these institutional funding partners and borrowers may be deemed as intermediary contracts under the Civil Code of the PRC. Therefore, if we fail to provide material information to institutional funding partners and are found to be at fault, for failure or deemed failure to exercise proper care, to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the Civil Code of the PRC. We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on an as-needed
basis. As the laws, regulations, rules and governmental policies governing the online consumer finance industry are relatively new, it is still unclear to what extent online consumer finance platform should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for institutional funding partners as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the current laws, regulations, rules and governmental policies governing the online consumer finance industry if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.
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
Our competitors operate with different business models, have different cost structures or participate selectively in different market segments. They may ultimately prove more successful or more adaptable to new regulatory, technological and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing and other resources than we do and may be able to devote greater resources to the development, promotion, sale and support of their platforms. Our competitors may also have more extensive borrower or funding sources, greater brand recognition and brand loyalty and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition and future growth.
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

Any failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.
The regulatory framework on data collection, using, storage, and processing is relatively new and rapidly evolving, and some of them are ambiguous. In recent years, the PRC governmental authorities have strengthened the regulation of data collection, using, storage, and processing, especially for the personal data from internet websites and mobile applications. As the regulations regarding data protection, data security, cybersecurity and personal information protection are quickly evolving in China and globally, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal information that could affect how we store, process and share data with our borrowers.
For example, in December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the Ministry of Industry and Information Technology, or the MIIT, promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any internet content provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. The Civil Code promulgated in 2020 also provides specific provisions regarding the protection of personal information.
On January 23, 2019, the CAC, the MIIT, the MPS, and the State Administration for Market Regulation, or the SAMR, jointly promulgated the Notice on Rectification of Illegal Collection of Personal Information on Application, or the Notice on Illegal Collection, which requires application operators to strictly comply with the Cyber Security Law of the PRC and strengthens the personal information protection. Application operators should, among others, (i) clearly state the authorized purpose, methods and scope of the collection and usage of personal information, and obtain the consent of users for collecting and processing such users’ personal information, and (ii) establish appropriate user information protection systems with remedial measures. To further implement and interpret the Notice on Illegal Collection, the Measures on Identifying Illegality of Personal Information Collection Conducts on Application was promulgated on November 28, 2019.
On May 1, 2021, the Regulations on the Scope of Necessary Personal Information Collected by the Frequently Used Mobile Applications, or the Scope of Necessary Personal Information, jointly promulgated by the CAC, the MIIT, the MPS and the SAMR came into effect, which provides, among others, that: (i) the application operators may not refuse to provide fundamental function services to the users for reason that such users refuse to provide the personal information out of the scope of necessity; (ii) the fundamental function service of online lending applications is to facilitate loans provided to the users online for use of personal consumption and business operation; and (iii) the necessary personal information includes the borrower’s mobile phone number, name, bank account, as well as type, number and valid period of its identity card. The different governmental authorities, including the MIIT, have been inspecting various mobile applications on the market on the enforcement of data protection and may continue to do so in the future, even with more stringent scrutiny. In 2021, the MIIT and its local branch decided that our PPDai mobile application, which is operated by Shanghai PPDai, was collecting users’ personal information in a non-compliance
way. We had taken remedial measures in a timely manner and reported our rectification measures to the relevant governmental authorities. The authorities did not take any further follow-up
inquiries or investigations into the identified issues after our adoption of remedial measures. If the authorities identify any new non-compliance
issues related to data protection in the future, they may further order us to make additional rectifications, and if our then remedial measures are not satisfactory to them, our PPDai mobile application may be removed from the relevant mobile application store, which may materially and adversely affect our business and operating results.

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, the Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. As of the date of this annual report, no detailed rules or implementation has been issued by any authority and we have not been informed as a critical information infrastructure operator, nor as a network platform operator processing data that may affect national security by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services.
On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, “critical information infrastructure” shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservancy, finance, public services,
e-government
affairs and national defense science, which may endanger national security, people’s livelihood and public interest in the case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and identify the “critical information infrastructure operator” in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as “critical information infrastructure operators.”
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect user personal information that we believe is necessary to provide the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. If the CAC or the relevant governmental authorities deem us as collecting excessive personal information, including the sensitive personal information, that beyond the necessity to provide the corresponding services, we may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4.B. Information on the Company—Business Overview—Regulations.”

On October 29, 2021, the CAC published the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comments), or the Draft Data Security Regulations, which stipulates that if the cross-border data transfer to be conducted by a “data processor” has any of the following circumstances, the “data processor” shall apply to the national cyberspace administration authority for security assessment via the provincial cyberspace administration authority in the place where the said “data processor” is located: (i) any personal information and important data collected and generated by a “critical information infrastructure operator” is involved; (ii) the data to be provided overseas contains any important data; (iii) any personal information will be provided overseas by a personal information processor who has processed the personal information of one million individuals or above; (iv) the personal information of more than 100,000 individuals or the sensitive personal information of more than 10,000 individuals has been provided overseas on a cumulative basis; (v) other circumstances where the security assessment is required as prescribed by the national cyberspace administration authority. The Draft Data Security Regulations were also released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty.
On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Data Security Regulations. The Draft Data Security Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4.B. Information on the Company—Business Overview—Regulations.” As of the date of this annual report, the Draft Data Security Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Data Security Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all.
On January 4, 2022, the CAC, the NDRC, the MIIT, and several other administrations jointly published the amended Measures for Cybersecurity Review, or the Amended Measures for Cybersecurity Review, which became effective on February 15, 2022. The Amended Measures for Cybersecurity Review further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Amended Measures for Cybersecurity Review, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The operators shall file for a cybersecurity review with Cybersecurity Review Office under the CAC if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. The Amended Measures for Cybersecurity Review was promulgated recently, and there are substantial uncertainties on the interpretation and application of the Amended Measures for Cybersecurity Review. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator, or if our data processing activities raise “national security” concern under the Amended Measures for Cybersecurity Review. In such case, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant
operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Data Security Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Data Security Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

On April 2, 2022, the CSRC solicits public comments on Revision to the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Revised Provisions, which was jointly revised by the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection, and National Archives Administration of China. The Draft Revised Provisions, among others, provides that: (i) a domestic company that seeks to offer and list its securities in an overseas market, either via direct offering or indirect offering, and the securities companies and securities service providers that undertake relevant securities business, shall strictly abide by applicable laws and regulations of the PRC, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not divulge any state secret or harm national security and public interest; (ii) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. Where there is ambiguity or dispute over the identification of a state secret, a request shall be submitted to the competent secrecy administrative department for determination; where there is ambiguity or dispute over the identification of a government work secret, a request shall be submitted to the competent government authority for determination; (iii) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations; (iv) archives, including working papers, that have been produced in the Chinese mainland by securities companies and securities service providers for overseas securities offering and listing by domestic companies shall be retained in the Chinese mainland, and, without prior approval by competent authorities, must not be brought, mailed or otherwise transferred to outside the Chinese mainland, or transmitted to any institutions or individuals outside the Chinese mainland through any methods including via the use of information technologies. Where archives or copies of archives that have important conservation value to the nation and the society need to be transferred or transmitted to outside the Chinese mainland, relevant approval procedures stipulated by national regulations shall be followed; and (v) overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such domestic companies. Such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities, such domestic companies, securities companies and securities service providers shall report to the CSRC or other competent authorities. If a final version of the Draft Revised Provisions is adopted, we may be subject to review the procedure of identifying and protecting state/government work secrets and archive administration and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in confidentiality of state/government work secrets and archive administration. The Cyber Security Law, the Data Security Law, and the Amended Measures for Cybersecurity Review are relatively new and subject to interpretation by the regulators. Although we believe that we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the relevant laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogues for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Item 4.B. Information on the Company—Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

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
Our business depends on our employees and third-party service providers to interact with potential borrowers and institutional funding partners, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. Compliance with applicable data protection laws and regulations is a rigorous and time-intensive process. We have established a comprehensive administrative mechanism and standardized employee training system for stringent information security management, and we have received both the APP Security Certification and the APP Information Security Certification with level 3 rating, the highest rating level in security evaluation standard, from China National Computer Virus Emergency Response Center. We have also been deploying innovative technologies to promote user data protection. For example, we launched a Smart Finance Institute in 2018 for research and development in the field of artificial intelligence that can be applied in various aspects of financial services. In addition, we are also a member of the National Information Security Standardization Technical Committee, maintaining up to date knowledge and compliant regarding the latest cyber-security regulatory requirements. For the purpose of credit assessment, we also collaborate with third-party data providers to obtain the borrowers’ credit and behavior data, with general consents from the borrowers. Although we require the third-party data providers guarantee that the data provided to us is lawfully collected and legally authorized and their collaboration with us will not violate any applicable laws and regulations, we cannot assure you that the third-party data providers would strictly comply with the applicable laws and regulation during their process of data collection, using, storage, and processing. If any of our third-party data providers fails to comply with applicable data protection laws and regulations, our reputation could suffer and we could become subject to regulatory intervention. Furthermore, our collaboration with third-party data providers may subject us to significant civil or criminal penalties and negative publicity or result in the delayed or halted processing of personal data that we need to undertake to carry on our business, which could have a material adverse effect on our business, financial condition and results of operations. See “—Cyber-attacks, computer viruses, physical or electronic break-ins
or similar disruptions of us or of a third party could result in disclosure or misuse of confidential information and misappropriation of funds of our borrowers and institutional funding partners, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.”
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

Moreover, according to the Circular 141, delinquent loans shall not be collected by means of violence, intimidation, insult, defamation, or harassment. Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, be ordered to cease business operations, and even criminal liabilities. If the collection methods we use in collecting delinquent loans are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal conducts, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven not effective, we might not be able to maintain our delinquent loan collection rate and the investors’ confidence in our platform may be negatively affected. Furthermore, the MPS promulgated the Guidance on Several Issues for Soft Violence Regarding Criminal Case, or the Guidance on Soft Violence, on April 9, 2019, which provides that, among others, harassments by means of internet or telecommunication to disturb people’s normal life, work, production, business, and social order may be deemed as soft violence, which may be subject to criminal liabilities. In 2019, several public security authorities in different provinces took actions against some loan collection outsourcing companies, and even criminal cases were reported to be charged against some of them. We have established strict implementation policies to ensure that our collection personnel and third-party collection service providers do not engage in aggressive practices. However, our in-house
collection team is large and we cannot assure each of them would strictly comply with our policies. Furthermore, we have no direct control over the management of third-party collection service providers. If any practices by our in-house
collection team members or our third-party collection service providers were deemed by the governmental authorities as aggressive collection or soft violence, our reputation and business would be materially and adversely affected. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the transaction volumes on our platform will decrease and our business and results of operations could be materially and adversely affected. On August 31, 2020, the MIIT published the Administrative Provisions for Text Message and Voice Call Service (Draft) for public comments, which provides that no organization is allowed to send commercial text messages or make commercial calls to users without explicit consents of users, and the organization should no longer send messages or make calls to users if explicitly required by users. In case of violation, the relevant governmental authorities may impose penalties, including orders for rectifications, public warnings, fines from RMB10,000 to 30,000, revocation of telecommunication licenses and cessation of phone number resources.
Cyber-attacks, computer viruses, physical or electronic
break-ins
or similar disruptions of us or of a third party could result in disclosure or misuse of confidential information and misappropriation of funds of our borrowers and institutional funding partners, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.
Our computer system and data storage facilities, the networks we use, the networks of other third parties with whom we interact, are potentially vulnerable to physical or electronic computer break-ins,
viruses and similar disruptive problems or security breaches. A party that is able to circumvent our security measures could misappropriate proprietary information or customer information, jeopardize the confidential nature of the information we transmit over the internet and mobile network or cause interruptions in our operations. We or our service providers may be required to invest significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches.
In addition, our platform collects, stores, and processes certain personal and other sensitive data from our borrowers. The data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins
or similar disruptions. While we have taken steps to protect the confidential information that we have access to and put in place internal reporting procedures relating to cybersecurity incidents, our security measures could be breached. As of the date of this annual report, we have not experienced any material cyber security incidents. However, we cannot assure you that our security measures will not be breached in the future. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platform could cause confidential borrower and institutional funding partner information to be stolen and used for criminal purposes.

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
Security breaches or unauthorized access to or sharing of confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. In addition, leakages of confidential information may be caused by third-party service providers or business partners. If security measures are breached because of third-party action, employee misconduct or error, failure in information security management, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with borrowers, institutional funding partners and business partners could be severely damaged, we may become susceptible to future claims if our borrowers, institutional funding partners or business partners suffer damages, and could incur significant liability, and our business and operations could be adversely affected.
We are subject to governmental regulation and other legal obligations related to the protection of personal data, privacy and information security in the regions where we do business, and there has been and may continue to be a significant increase in such laws that restrict or control the use of personal data. See “—Any failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”
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
Currently, we rely on our third-party service providers, in particular payment companies, that handle the transfer of funds between borrowers and institutional funding partners, to have their own appropriate anti-money laundering policies and procedures. The payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated in that respect by the PBOC. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.
In October 2018, the PBOC, the CBIRC, and the CSRC, jointly issued the Anti-money Laundering and Anti-terrorism Financing Administrative Measures for Internet Finance Institution, or Anti-money Laundering and Anti-terrorism Measures, providing that internet finance institutions are obliged to accept the anti-money laundering and anti-terrorism financing inspection conducted by the PBOC and its branches. The Anti-money Laundering and Anti-terrorism Measures also authorized the establishment of the internet finance anti-money laundering and anti-terrorism financing monitor platform, or the Monitor Platform, by the National Internet Finance Association, or NIFA under the instruction of PBOC and other financial governmental authorities to improve the online monitoring mechanism and information sharing between the institutions. To comply with the Anti-money Laundering and Anti-terrorism Measures, we are formulating policies, including internal controls and “know-your-customer” procedures and accessing the Monitor Platform. We cannot assure you that we will be able to establish and maintain effective anti-money laundering and anti-terrorism financing policies and procedures to protect our platform from being exploited for money laundering or terrorism financing purposes or that such policies and procedures, if adopted, will be deemed to be in compliance with applicable anti-money laundering and anti-terrorism financing laws and regulations, including the Interim Measures.

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
through (c) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2021. Our independent registered public accounting firm, PricewaterhouseCooper Zhong Tian LLP, also attested and reported our internal control over financial reporting. See the attestation report on page F-2 issued by our independent registered public accounting firm for further details. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.
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
Our business had been adversely affected by the effects of
COVID-19
outbreaks. In early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had contracted the
COVID-19,
asking China residents to remain at home and to avoid gathering in public, and other actions. The
COVID-19
had also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. In response to the pandemic, we made remote working arrangements and suspended business travels to ensure the safety and health of our employees. All of the above measures reduced our business operation capacity, impaired our ability to collect delinquent loans, and negatively affected our operating results. The outbreak of
COVID-19
also caused an increase in default of the loans on our platform as the extension of the Chinese New Year holiday in 2020 and suspension of business activities across various sectors are likely to hurt income of the borrowers on our platform. As a result, the provision for loans receivable, accounts receivable and quality assurance payable increased which negatively impacted our earnings in the first half of 2020. Also, as a result of the sharp slowdown in consumption activities and the increase in default by borrowers on our platform, our loan volume also experienced a decline in the first half of 2020 compared to the first half of 2019 and the fourth quarter of 2019 due to our adoption of a more prudent approach in facilitating new loans.
Since the second half of 2020, many of the quarantine measures within China and our overseas markets have been relaxed, and we have resumed normal operations since the second half of 2020. However, relaxation of restrictions on economic and social activities may lead to new cases which may lead to re-imposed
restrictions. China has experienced upticks in cases that have prompted selective restrictions in affected regions. For example, in the spring of 2022, there was an uptick in cases in Shanghai, attributed to the highly contagious Omicron variant. The outbreak in Shanghai spread to many other provinces and cities in China. Certain travel restrictions and other limitations were imposed in various places in response to these new cases. In response to the uptick in cases in Shanghai, we made remote working arrangements and suspended business travels to ensure the safety and health of our employees, which may reduce our business operation capacity and negatively affected our operating results.
Furthermore, normal economic life throughout China was curtailed during the outbreak of
COVID-19
and opportunities for discretionary consumption were limited. Our results of operations could be adversely affected to the extent that the
COVID-19
pandemic harms the Chinese economy in general.
The extent to which
COVID-19
impacts our results of operations will depend on the future developments of the outbreak, including new information concerning the global severity of and actions taken to contain the outbreak, which are highly uncertain and unpredictable.
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
Risks Related to Our Corporate Structure
If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, except otherwise provided, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for
e-commerce,
domestic multi-party communication, storage and forwarding and call center) in accordance with the Special Administrative Measures for Foreign Investment Access, the Negative List (2021), which was promulgated by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022. Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016, and April 7, 2022. These regulations require that the foreign investors may acquire up to 50% equity interests the foreign-invested value-added telecommunications enterprises in China. PRC regulations impose sanctions for engaging in commercial internet information services, which is a sub-set
of value-added telecommunication business, without a value-added telecommunication service license for internet content provider, or the ICP License, and sanctions for engaging in the operation of online data processing and transaction processing, which is another sub-set
of value-added telecommunication business, without a value-added telecommunication service license for online data processing and transaction processing, or the ODPTP License. These sanctions include rectification orders and warnings from the PRC communication administrations, fines, confiscation of illegal gains, and suspension or termination of operating of the websites and mobile applications in question.
We are a Cayman Islands company and our PRC subsidiaries are considered foreign invested enterprises. Before the Interim Measures was published in August 2016, there was no clear official guidance or interpretation from the PRC government as to whether online consumer finance service was a type of value-added telecommunication services and whether its provider should be subject to value-added telecommunication regulations. However, we believe the online consumer finance services offered through our online platform constitute a type of value-added telecommunication services that foreign ownership and investment is restricted and therefore we should operate our online platform through a consolidated variable interest entity to ensure compliance with the relevant PRC laws and regulations. We have entered into the following four separate sets of contractual arrangements: (i) among Shanghai Guangjian, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), Beijing Paipairongxin, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only), a subsidiary of Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin to conduct our online lending information intermediary business in the past; (ii) among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe to provide services to our institutional funding partners; and (iii) among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao for new business we plan to operate in the future. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” As a result of these contractual arrangements, we have obtained control over Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. Shanghai PPDai has been operating our online lending information intermediary business, including, among others, operations of our www.ppdai.com website and PPDai mobile application. Shanghai PPDai had made applications for value-added telecommunication business license with the relevant local telecommunication regulatory authority before the Interim Measures was promulgated. Due to the lack of detailed rules regulating the online consumer finance service and clarification of the nature of this innovative business model, the local telecommunication regulatory authority had tentatively put our applications on hold.

We have ceased facilitating new loans with funding from individual investors on our platform since October 2019 and improve the business model through the acquisition of better quality borrowers and transition of our funding sources from individual investors to institutional funding partners. However, the interpretation of laws and regulations in the context of online consumer finance industry still remains uncertain, and it is unclear whether the online consumer finance service providers like Shanghai PPDai and Shanghai Erxu, are required to obtain the ICP License or the ODPTP License, or any other kind of VATS License. The regulatory regime of online consumer finance industry evolves rapidly. The regulatory authorities in the future may explicitly require any of our VIEs or subsidiaries of our VIEs to obtain additional ICP Licenses, ODPTP Licenses, or issue new laws to institute a new kind of VATS License. We cannot assure you that we would be able to obtain the additional ICP License, the ODPTP License, or any new VATS License on a timely manner, or at all, which would subject us to the sanctions and materially and adversely affect our business, financial condition, results of operation and prospects.
In the opinion of our PRC counsel, Hui Ye Law Firm,
our current ownership structure, the ownership structure of Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin and its subsidiaries, the ownership structure of Shanghai Manyin and Shanghai Zihe, the ownership structure of Shanghai Manyin and Shanghai Ledao, the contractual arrangements among Shanghai Guangjian, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), Beijing Paipairongxin, Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only) and the shareholders of Beijing Paipairongxin, the contractual arrangements among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe, and the contractual arrangements among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao, are not in violation of existing PRC laws, regulations and rules; and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect.
However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct our operations in China primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries, which contribute to 88% of our revenues in 2021. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.
However, our PRC counsel, Hui Ye Law Firm, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel. For example, on March 15, 2019, the National People’s Congress enacted the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still does not explicitly define whether contractual arrangement would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions promulgated by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Although we believe we, our PRC subsidiaries and the consolidated variable interest entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance
with or violations of PRC laws and regulations. If the PRC government determines that we or the consolidated variable interest entities do not comply with applicable law, it could revoke the consolidated variable interest entities’ business and operating licenses, require the consolidated variable interest entities to discontinue or restrict the consolidated variable interest entities’ operations, restrict the consolidated variable interest entities’ right to collect revenues, block the consolidated variable interest entities’ websites, require the consolidated variable interest entities to restructure our operations, impose additional conditions or requirements with which the consolidated variable interest entities may not be able to comply, impose restrictions on the consolidated variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against the consolidated variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the consolidated variable interest entities’ business operations or restrict the consolidated variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect the consolidated variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of the consolidated variable interest entities that most significantly impact its economic performance, or our failure to receive the economic benefits from any of the consolidated variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.
We rely on contractual arrangements with the consolidated variable interest entities for a significant portion of our business operations, and such contractual arrangements may not be as effective as direct ownership in providing operational control.
We have relied and expect to continue to rely on contractual arrangements with the consolidated variable interest entities, namely, Beijing Paipairongxin, Shanghai Zihe, and Shanghai Ledao and, to operate our online consumer finance platform business, including the operation of www.ppdai.com website and PPDai mobile application and the provision of services to institutional funding partners, as well as certain other complementary businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over the consolidated variable interest entities. For example, consolidated variable interest entities and shareholders of consolidated variable interest entities as well as other parties to the contractual arrangements may fail to fulfill their contractual obligations to us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.
If we had direct ownership of the consolidated variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the consolidated variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance of obligations under the contractual arrangements by the consolidated variable interest entities, shareholders of the consolidated variable interest entities, and other parties to the contractual arrangements to exercise control over the consolidated variable interest entities. The shareholders of the consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the consolidated variable interest entities. Although we have the right to replace any shareholder of the consolidated variable interest entities under the contractual arrangements, if any of these shareholders are uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by the consolidated variable interest entities, shareholders of the consolidated variable interest entities or other parties to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the consolidated variable interest entities and shareholders of the consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the consolidated variable interest entities, shareholders of the consolidated variable interest entities or other parties to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.
We have entered into a series of contractual arrangements with the consolidated variable interest entities and shareholders of the consolidated variable interest entities as well as other parties. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” If the consolidated variable interest entities fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the consolidated variable interest entities were to refuse to transfer their equity interests in the consolidated variable interest entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.
All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the consolidated variable interest entities and their respective subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”
The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.
The equity interests of the consolidated variable interest entities are held by Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our
co-founders
and shareholders, as well as a few of their family relatives and our employees. Their interests in the consolidated variable interest entities may differ from the interests of our company as a whole. These shareholders may breach, or cause the consolidated variable interest entities to breach, the existing contractual arrangements we have with them and our consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control the consolidated variable interest entities and their subsidiaries and receive economic benefits from them. For example, the shareholders of Beijing Paipairongxin, one of the consolidated variable interest entities, may be able to cause our agreements with Beijing Paipairongxin and Shanghai PPDai, a major subsidiary of Beijing Paipairongxin, to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the call option agreement with these shareholders to request them to transfer all of their equity interests in the consolidated variable interest entities to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the consolidated variable interest entities, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.
Contractual arrangements in relation to the consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or the consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.
Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements among the consolidated variable interest entities, shareholders of the consolidated variable interest entities and us as well as other parties were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, regulations and rules, and adjust the consolidated variable interest entities’ income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the consolidated variable interest entities for PRC tax purposes, which could in turn increase their tax liabilities without reducing our tax expenses. In addition, if we request the shareholders of the consolidated variable interest entities to transfer their equity interests in the consolidated variable interest entities at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject us to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on the consolidated variable interest entities for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the consolidated variable interest entities’ tax liabilities increase or if they are required to pay late payment fees and other penalties.
We may lose the ability to use and enjoy assets held by the consolidated variable interest entities that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.
The consolidated variable interest entities hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. Under the contractual arrangements, the consolidated variable interest entities may not, and the shareholders of the consolidated variable interest entities may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of the consolidated variable interest entities breach the these contractual arrangements and voluntarily liquidate the consolidated variable interest entities, or the consolidated variable interest entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the consolidated variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.
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
The
COVID-19
had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of
COVID-19,
the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments, and materially and adversely affect our business, results of operations and financial condition.
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
PRC government has significant oversight over the conduct of our business and it has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
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
Our online marketplace, operated by Shanghai PPDai, a subsidiary of Beijing Paipairongxin, one of the consolidated variable interest entities, may be deemed to be providing internet content provision service or online data processing or transaction processing services, which would require Shanghai PPDai to obtain certain value-added telecommunications business license. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on value-added telecommunication services.” Furthermore, it is uncertain if Beijing Paipairongxin, Shanghai Zihe and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.
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

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Historically, the PRC government had published new regulations and policies that significantly affected our industries. For example, we ceased facilitating new loans with funding from individual investors in October 2019 in response to new regulations on peer-to-peer
lending. Also, interest rates of certain of our loan products are subject to the restrictions on maximum interest rates on private lending permitted by the relevant laws, regulations, policies or guidance. We cannot rule out the possibility that the PRC government will release additional regulations or policies in the future that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.
We are a holding company, and we rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with Beijing Paipairongxin and its shareholders and Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only), Shanghai Zihe, Shanghai Ledao and their respective shareholders in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements in relation to the consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or the consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.” Under PRC laws and regulations, our PRC subsidiaries, as wholly foreign-owned enterprises in China, may pay dividends only out of their respective accumulated after-tax
profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax
profits each year, if any, to fund certain statutory reserve funds, until the aggregate amount of such funds reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax
profits based on PRC accounting standards to staff welfare and bonus funds. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends.
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
Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and registration with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in FICMIS. Any medium or long term loan to be provided by us to a consolidated variable interest entity of our company must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our initial public offering and the concurrent private placement and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.
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
On October 23, 2019, SAFE promulgated the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or SAFE Circular 28. SAFE Circular 28 provides that non-investment
foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should comply with the Negative List and other relevant PRC laws and regulations. On April 10, 2020, SAFE issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or SAFE Circular 8. SAFE Circular 8 provides that on the premise of ensuring the true and compliant use of funds and compliance with the existing regulations on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. However, there are substantial uncertainties of the further implementation of SAFE Circular 28 and SAFE Circular 8. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer to and use in China the proceeds we receive from our offshore financing activities, which may adversely affect our business, financial condition and results of operations.
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
Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. In 2021, we did not enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.
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
Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed
companies may submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, executive officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, may follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in 2012, or 2012 SAFE Notices. Pursuant to 2012 SAFE Notices, PRC citizens and non-PRC
citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. In addition, an overseas entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted stock options are subject to these regulations. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on employee stock incentive plans of overseas publicly-listed company.” The State Administration of Taxation, or SAT, has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange—Regulations on employee stock incentive plans of overseas publicly-listed company.”
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
The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.
The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On December 24, 2021, the CSRC published the Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Draft Administrative Provisions, and the Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Measures for Record-filing. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing. Failure to complete the record-filing under the Draft Administrative Provisions may subject a PRC domestic company to a warning or a fine of RMB1 million to RMB10 million. If the circumstances are serious, the PRC domestic company may be ordered to suspend its business or suspend its business until rectification, or its permits or businesses license may be revoked. On the press conference held by the CSRC on December 24, 2021, a CSRC officer expressed that the record-filing requirement would be imposed starting from the new listing and new financing activities and the sufficient transition period would be given for the existing public companies offering their securities on the oversea stock exchanges before the effectiveness of these drafts. As a follow-up,
on December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments.
The Draft Provisions and the Draft Administration Measures propose to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Draft Provisions and the Draft Administration Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on
offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on
offering within three business days after completion of the
follow-on
offering. Failure to comply with the filing requirements may result in fines to the relevant domestic companies, suspension of their businesses, revocation of their business licenses and operation permits and fines on the controlling shareholder and other responsible persons. The Draft Administration Measures also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Regulation—Regulations Relating to Overseas Listing and M&A.”
As of the date of this annual report, the Draft Provisions and the Draft Administration Measures were released for public comment only. There are uncertainties as to whether the Draft Provisions and the Draft Administration Measures would be further amended, revised or updated. Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Provisions and the Draft Administration Measures. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Administration Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with new companies and the existing companies seeking to carry out activities like follow-on
financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant consolidated variable interest entity structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant consolidated variable interest entity structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all.

In addition, we cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Amended Measures for Cybersecurity Review, are required for our offshore offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.
The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.
Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
Our ADSs will be prohibited from trading in the United States under the HFCA Act in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.
The HFCA Act was signed into law on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter
trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act, pursuant to which the SEC will identify an issuer as a “Commission Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely. Therefore, we expect to be identified as a “Commission Identified Issuer” shortly after the filing of this annual report on Form 20-F.
Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on Form
20-F
for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a
non-U.S.
exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection
years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.
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
In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following:conditions in the online consumer finance industries;

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
We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.
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
We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares beneficially own 93.2% of the aggregate voting power of our company as of March 31, 2022. As a result, the existing holders of our Class B ordinary shares will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price or the opportunity to receive a premium for their shares as part of a sale of our company. These shareholders may also take actions that are not in the best interest of us or our other shareholders even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

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
We first adopted our stock option plan, or the 2013 Plan, in June 2013 for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2013 Plan was later amended and restated several times. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2013 Plan, we are authorized to grant options to purchase ordinary shares of our company. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2013 Plan is 221,917,800. As of March 31, 2022, options to purchase 127,415,885 Class A ordinary shares were granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 126,415,885 Class A ordinary shares underlying those options were issued and outstanding.
In October 2017, we adopted another share incentive plan, or the 2017 Plan. Under the 2017 Plan, we are authorized to grant options, restricted shares, and restricted share units to employees, officers, directors and individual consultants who render services to us. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000. As of March 31, 2022, options to purchase 6,885,045 Class A ordinary shares had been granted and were outstanding under the 2017 Plan and 3,333,515 Class A ordinary shares underlying those options were issued and outstanding. As of March 31, 2022, 93,816,715 restricted share units had been granted (excluding those cancelled, forfeited or expired) and 23,313,910 Class A ordinary shares underlying these restricted share units had been issued.
As a result, we incurred RMB95.2 million (US$14.9 million) share-based compensation expenses relating to options granted under the 2013 Plan and the 2017 Plan in 2021. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.
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
We believe that we were likely a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2021, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.
We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our consolidated variable interest entities (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were likely a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.
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
Park, Shanghai Xiazhong Information Technology Co., Ltd., which later changed its name to Shanghai PPDai Financial Information Service Co., Ltd.
During the period between June and August 2012, we formed our offshore corporate structure to facilitate offshore financing. In June 2012, we incorporated PPDAI Group Inc. under the laws of the Cayman Islands as our holding company and incorporated PPDAI (HK) LIMITED as its wholly-owned subsidiary, which was renamed as FinVolution (HK) Limited, or FinVolution HK, in November 2019. In August 2012, Beijing Prosper Investment Consulting Co., Ltd., or Beijing Prosper, was incorporated as a wholly-owned PRC subsidiary of FinVolution HK, through which we obtained control over Shanghai PPDai and Beijing Paipairongxin Investment Consulting Co., Ltd., or Beijing Paipairongxin, a company incorporated in June 2012, based on two separate sets of contractual arrangements, including the equity pledge agreements, the business operation agreements, the power of attorneys, the call option agreements, and the exclusive technology consulting and service agreements. In July 2014, following a restructuring, Shanghai PPDai became a wholly-owned subsidiary of Beijing Paipairongxin. We then subsequently terminated our contractual arrangements with Shanghai PPDai and its shareholders, and entered into an amended and restated exclusive technology consulting and service agreement with Shanghai PPDai and Beijing Paipairongxin.
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
In June 2017, Shanghai Guangjian Information Technology Co., Ltd., or Shanghai Guangjian was incorporated as a wholly-owned PRC subsidiary of FinVolution HK. Shortly after its incorporation, Shanghai Guangjian established a wholly-owned subsidiary, Shanghai Shanghu Information Technology Co., Ltd., or Shanghai Shanghu. In June 2017, Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin entered into a new set of contractual arrangements, including an equity pledge agreement, a business operation agreement, a power of attorney, a call option agreement and an exclusive technology consulting and service agreement, replacing the previous contractual arrangements among Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin. Based on the new set of contractual arrangements, we continue to have control over Beijing Paipairongxin and Shanghai PPDai through Shanghai Guangjian. In March 2018, we restated the contractual agreements among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with Beijing Paipairongxin.” In July 2017, Shanghai Zihe Information Technology Group Co., Ltd., formerly known as Shanghai Zihe Information Technology Co., Ltd., or Shanghai Zihe, was incorporated by Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our
co-founders
and shareholders.

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
In August 2018, Shanghai Nianqiao Information Technology Co., Ltd., or Shanghai Nianqiao, was incorporated by Mr. Zhouhao Gu, a family relative of Shaofeng Gu, and Ms. Xiumeng Chen, a family relative of Jun Zhang. In January 2019, Shanghai Ledao Information Technology Co., Ltd., or Shanghai Ledao, was incorporated by Mr. Yejun Jiang, a family relative of Honghui Hu, and Mr. Lizhong Chen, a family relative of Tiezheng Li. We entered into two sets of contractual arrangements through Shanghai Manyin with (i) Shanghai Nianqiao and the shareholders of Shanghai Nianqiao on November 29, 2018, and (ii) Shanghai Ledao and the shareholders of Shanghai Ledao on January 14, 2019, respectively, through which we obtained effective control over the operations of Shanghai Nianqiao and Shanghai Ledao. In February 2022, our contractual arrangements with Shanghai Nianqiao and the shareholders of Shanghai Nianqiao were terminated and all equity interests in Shanghai Nianqiao had been transferred to Shanghai Zihe.
In August 2018, Hainan Shanghu Information Technology Co., Ltd. was incorporated as a subsidiary ultimately and wholly owned by Shanghai Manyin to operate technology service business.
In November 2019, Fujian Zhiyun Financing Guarantee Co., Ltd., or Fujian Zhiyun, was incorporated as a wholly-owned PRC subsidiary of Shanghai PPDai. Fujian Zhiyun provides financing guarantees services to our institutional funding partners for loans funded by them to the borrowers introduced by us.
In November 2019, the name of the Company was changed from “PPDAI Group Inc.” to “FinVolution Group” and that “
信也科技
” was adopted as the dual foreign name of the Company. In addition, the Company’s ticker symbol on the New York Stock Exchange was also changed from “PPDF” to “FINV.”
In December 2019, Chengdu Yougao Information Technology Co., Ltd., or Chengdu Yougao, was incorporated by Yining Xu, one of our employees. In September 2020, we entered into a series of contractual arrangements through Shanghai Manyin with Chengdu Yougao and the current shareholders of Chengdu Yougao, Yining Xu and Fei Miao, two of our employees, through which we obtained effective control over the operation of Chengdu Yougao. In January 2022, our contractual arrangements with Chengdu Yougao and the shareholders of Chengdu Yougao were terminated and all equity interests in Chengdu Yougao had been transferred to Shanghai Zihe.
In January 2020, our Singapore subsidiary received the Capital Markets Services License from the Monetary Authority of Singapore to conduct regulated activities in dealing in capital markets products in Singapore.
Corporate Information
Our principal executive offices are located at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, the People’s Republic of China. Our telephone number at this address is +86 21 8030 3200. Our registered office in the Cayman Islands is located at the offices of PO Box 309, Ugland House, Grand Cayman,
KY1-1104,
Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 801 2nd Avenue, Suite 403, New York, NY 10017. Investors should contact us for any inquiries through the address and telephone number of our principal executive offices.

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on
www.sec.gov
. You can also find information on our website
https://ir.finvgroup.com/
. The information contained on our website or other information contained on the SEC website is not a part of this annual report.

B.	Business Overview
We are a leading fintech platform in China with strong brand recognition. Launched in 2007, we are a pioneer in China’s online consumer finance industry connecting borrowers, whose needs are unserved or underserved by traditional financial institutions, with investors. Since 2020, all new loans facilitated on our platform in China were funded by institutional funding partners. As of December 31, 2021, we had over 131.2 million registered users in China.
We strategically focus on serving borrowers between ages of 20 and 40, the young generation that is typically more receptive to internet financial services and is poised to become the major driving force of China’s consumer finance market. Our borrowers are primarily acquired online and stretch across a large number of cities and counties in China. We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platform. In 2019, 2020 and 2021, the average principal amount of loans originated on our platform in China was RMB3,267, RMB3,983 and RMB4,982 (US$782), respectively, with an average term of 8.7 months, 8.3 months and 8.4 months, respectively. Borrowers come to our platform for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2019, 2020 and 2021, 78.1%, 88.2% and 80.0% of the total loan origination volume on our platform in China was generated from repeat borrowers who had at least one drawdown before.
We had ceased facilitating new loans funded from individual investors on our platform since October 2019 and improved our business model through acquisition of better quality borrowers and transition of our funding sources from individual investors to institutional funding partners. Since 2020, all new loans facilitated on our platform in China were funded by institutional funding partners. Our platform appeals to institutional funding partners by offering a wide spectrum of loan products. We provide our institutional funding partners with an opportunity to connect with an emerging asset class—consumer loans—and achieve attractive returns. Institutional funding partners may extend loans to borrowers that we introduce to them, relying on the preliminary credit assessment services as well as other services we provide to them. We offer attractive risk-adjusted returns supported by a set of risk management procedures and implement protection mechanisms to control and mitigate investors’ risk exposure.
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
Currently, our business primarily focuses on the PRC market. We have also been expanding our business in the overseas markets, including the Philippines, Indonesia and Vietnam. For example, in December 2018 and June 2019, we established two subsidiaries in the Philippines, and one of them is authorized to operate as a lending company and the other is authorized to operate as a financing company. In December 2019, we established a subsidiary in Indonesia, which has received a license for Technology and Information Based Financial Lending Institution
(peer-to-peer
lending license) from the Financial Services Authority of Indonesia. In January 2020, our subsidiary in Singapore received the Capital Markets Services license from the Monetary Authority of Singapore to conduct regulated activities in dealing in capital markets products in Singapore. Our loan origination volume in the overseas markets increased from RMB0.3 billion in 2019 to RMB1.0 billion in 2020 and further to RMB3.7 billion (US$0.6 million) in 2021, and our loan origination volume in China increased from RMB82.2 billion in 2019 to RMB64.1 billion in 2020 and further to RMB133.6 billion (US$21.0 million) in 2021. The number of cumulative registered users in the overseas markets increased from 1.3 million as of December 31, 2019 to 4.0 million as of December 31, 2020 and further to 9.0 million as of December 31, 2021, and the number of cumulative registered users in China increased from 105.9 million as of December 31, 2019 to 116.1 million as of December 31, 2020 and further to 131.2 million as of December 31, 2021.
As of December 31, 2021, the outstanding loan balance of the overseas markets was RMB330.0 million (US$51.8 million).

We generate revenues primarily by collecting transaction service fees. For loans funded by institutional funding partners, we collect transaction service fees primarily from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans.
Our operating revenues grew from RMB6.0 billion in 2019 to RMB7.6 billion in 2020 and further to RMB9.5 billion (US$1.5 million) in 2021. A substantial portion of our operating revenues for these periods were attributable to fees collected from borrowers, third party guarantee companies and institutional funding partners. Our net profit was RMB2.4 billion in 2019, RMB2.0 billion in 2020 and RMB2.5 billion (US$391.6 million) in 2021.
Our Users
Borrowers
Since our inception and up to December 31, 2021, we had facilitated loans connecting over 22.0 million borrowers from 100% of the cities and counties in China with investors. In 2021, over 78.3% of our borrowers in China were between 20 and 40 years of age. We strategically target the young generation in general and cultivate customer loyalty, aiming to capture the vast growth opportunities as our borrowers enter into different stages of their lives and qualify for higher credit limits. The number of our unique borrowers in China were approximately 6.7 million in 2019, 3.5 million in 2020 and 5.6 million in 2021.
Our platform features a high proportion of repeat borrowers. We have an active repeat borrower base and our borrowers tend to borrow more on our platform over time. In China, 78.1%, 88.2% and 80.0% of the total loan volume facilitated through our platform in 2019, 2020 and 2021 was generated from repeat borrowers who had successfully borrowed on our platform before.
Investors
Since 2020, all new loans facilitated on our platform in China were funded by institutional funding partners. As of December 31, 2021, we had cumulatively cooperated with 63 institutional funding partners in China. The loan origination volume funded by institutional funding partners on our platform in China increased by 108.4% from RMB64.1 billion in 2020 to RMB133.6 billion in 2021. Currently, we primarily cooperate with commercial banks, private banks, consumer finance companies, micro-loan companies and trust management companies to diversify the funding sources on our platform.
As of December 31, 2021, the outstanding balance of loans funded by institutional funding partners on our platform in China was RMB50.0 billion (US$7.8 billion).
Our Products and Services
Loan services offered to borrowers
Our platform primarily offers standard loan products. We do not require security for loan products on our platform and generally provide loan applicants with a credit decision in around 10 minutes of application for first-time applicants and in as little as one minute for repeat borrowers. Approved borrowers typically receive loan disbursements within 24 hours following the loan listing, and in 2021, over 81.2% of total number of loans facilitated through our platform were funded within two hours.
We believe these features are essential to meeting borrowers’ often imminent financing needs. Subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans on our platform if the aggregate outstanding principal amount does not exceed such borrower’s credit limit for the type of loans the borrower applies for.
Standard loan products—basic loan products
Borrowers are able to apply for standard loan products using either mobile or PC devices by providing certain basic information, including bank account information, credit card information if any, educational level, marital status, occupation, email address, social media user name if any and mobile phone number of one or two alternative contact persons, in addition to the borrowers’ PRC identity card information and mobile phone numbers which are mandatory for initial user registration.

Depending on the credit assessment result, a borrower may be eligible to apply for a loan within the approved credit limit for a term ranging from one month to 24 months.
The average loan amount for our standard loan products was RMB3,250 in 2019, RMB3,983 and RMB4,982 (US$782) in 2021.
Different credit limits and borrowing costs are applicable to different tiers of borrowers based on their respective credit scores. Borrowers’ borrowing cost for taking out a standard loan on our platform include loan interest to be paid to institutional funding partners and, under certain circumstances, a guarantee service fee for services provided by financing guarantee companies. All of our standard loan products feature fixed monthly repayments, consisting of principal, interest and, where applicable, quality assurance fund contribution or guarantee service fee. Borrowers of our standard loan products may make prepayments without incurring penalties. See “—Our Platform and Transaction Process” for information on payment processing. In 2019, 2020 and 2021, the total amount of our standard loan products originated on our platform in China was RMB81.5 billion, RMB64.1 billion and RMB133.5 billion (US$20.9 billion), representing 99.1%, 99.9% and 99.9% of the total loan origination volume on our platform in China in the same year.
Standard loan products—small business loan products
We started to offer loans products to small business owners in 2020. Small business owners can apply for small business loan products using either mobile or PC devices by providing basic information, including business license for their small business or self-employed license, PRC identity card information and mobile phone number, and certain optional information as applicable, including but not limited to bank account information, credit card information, educational level, marital status, email address and social media username.
The principal amount of our small business loan products varies in the range from RMB500 to RMB104,000, with a term ranging from one month to 24 months. In 2021, we served approximately 826,000 small business owners on our platform in China and the total loan origination amount of our small business loan products was RMB27.0 billion (US$4.2 billion).
Other loan products
In addition, we have offered other products and will continue to develop new products from time to time. For example, we cooperate with several third parties to offer their customers loan products similar to our standard ones but with varied features, such as more preferential interest rates. In implementing our strategy of expanding loan product offerings, we have developed and are developing new loan products. In 2019, 2020 and 2021, the total loan origination amounts of our other loan products was RMB0.7 billion, RMB37.0 million and RMB138.6 million (US$21.7 million), representing 0.9%, 0.1% and 0.1% of the total loan origination volume on our platform in China in the same year. As our business develops, we will continue to expand our loan product offerings to meet demands from different tiers of borrowers.
Services offered to institutional funding partners
We introduce borrowers to our institutional funding partners and provide preliminary credit assessment services as well as other services to them. Currently, our institutional funding partners primarily include commercial banks, private banks, consumer finance companies, micro-loan companies and trust management companies. The service arrangement between our institutional funding partners and us varies depending on the type of institutional funding partners. Institutional funding partners such as commercial banks and consumer finance companies typically extend loans with their own funds directly to the borrowers introduced by us. With respect to our institutional funding partners that are trust management companies, we usually collaborate with them to set up trusts with different types of investors to invest in loans through trusts on our platform. We typically invest in subordinate tranches in the trusts jointly established and other investors invest in senior tranches. Senior tranche investors in these trusts typically receive a fixed rate of return, whereas we, as the subordinate tranche investor, typically receive residual returns from the trusts. There are also trusts established by other investors without us making investment in such trusts. All trusts are administered by third-party trust management companies we collaborate with and such trust management companies are responsible for making investments in loans on our platform.

Since 2020, all new loans facilitated on our platform in China were funded by institutional funding partners. In 2021, the loan origination volume funded by institutional funding partners on our platform in China was RMB133.6 billion (US$21.0 billion).
Investment services offered to individual investors in the past
Our online lending information intermediary business used to provide investment options that cater to the needs of individual investors. Historically, our investment programs enabled individual investors to enjoy investment returns while minimizing the time needed to manage their investments.
We ceased to offer new investment services to individual investors on our platform in October 2019. Since 2020, all new loans facilitated on our platform in China were funded by institutional funding partners. Our platform appeals to institutional funding partners by offering a wide spectrum of loan products. On January 14, 2022, the Shanghai Financial Stability Coordinating Joint Conference Office, the Shanghai Online Lending Risk Rectification Office, and other regulatory authorities, jointly announced that Shanghai PPDai, among others, had declared the termination of its business operation as an online lending information intermediary and fully settled all related legacy loan products funded by individual investors.
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

Following the fraud detection, we initiate a credit review process using our proprietary Magic Mirror Model to generate a Magic Mirror score for the prospective borrower. Each Magic Mirror score corresponds to a credit level in the range of I to VIII, with Level I representing the lowest risk and Level VIII representing the highest risk. See “—Risk Management—Proprietary Credit Scoring and Risk Pricing Models.” Applicants classified as Level VIII will be declined, and applicants falling under other credit levels will be assigned by our risk pricing system the approved credit amounts, maximum loan terms and applicable interest rates and other loan characteristics which are determined based on their respective Magic Mirror scores. In 2021, among all the loan applications approved on our platform, 99.6% went through the automated process. The remaining 0.4% in the respective periods often requiring additional information or verification, are forwarded to our credit assessment team for manual review.
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
We cooperate with institutional funding partners through both capital heavy model and capital light model. Under the capital heavy model, we pre-determine
a fixed rate of service fees with our institutional funding partners. Under the capital light model, we provide our institutional funding partners with either no credit enhancement service or a limited credit enhancement service. Under the limited credit enhancement service, we negotiate with each institutional funding partner for a fixed upper limit of guarantee amount that we will be liable for. If the accumulated defaulted loan amount exceeds the agreed upper limit, the excess portion will be borne by the institutional funding partners. In 2021, approximately 13.0% of our total loan origination volume was facilitated through the capital light model.
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
We have a collection team of over 700 employees as of December 31, 2021 and have developed a systematic process to handle collection of delinquent loans. Upon becoming delinquent, a loan enters into our collection process, which is divided into stages based on severity of delinquency. The first
90-day
collection period is typically handled by our collection team although we also engage third-party payment collection service providers to assist us from time to time. Primary collection measures, including text message reminders, phone calls, legal letters and legal proceedings, are taken in succession as a loan becomes increasingly overdue. If a loan remains overdue after the
90-day
period, we then outsource loan collection to third-party service providers to optimize collection efficiency. Any amount recovered from the borrower will be remitted to first cover third-party collection expenses, if any, then to repay overdue principal and interest. Any remaining amount will be used to pay the overdue interests and the collection fee charged to the borrower.
Risk Management
Our strong risk management capabilities are one of the key competitive advantages that enable us to make credit available to the large unserved or underserved population in China, whose credit histories have yet been recorded in the country’s developing credit system, while maintaining a sustainable business at a healthy profitability level.

Data Aggregation
We have invested significant resources in building up a comprehensive credit database since our inception. Today, we own an extensive database with several thousands of variables for our borrowers, covering a wide range of information pertinent to a borrower’s creditworthiness and presenting a user profile from a
360-degree
view. Data are aggregated from a number of sources. We have cooperation with a number of organizations, such as industry associations, who grant us the access to their respective data. Our strong data-mining capabilities, which we believe differentiate us from many other players in the online consumer finance industry, also enable us to collect a large amount of data concerning prospective borrowers. We have developed a number of proprietary automated programs that are capable of searching, aggregating and processing data from the internet in a short period of time. Another important component of our credit database is the payment histories of our prior and existing borrowers. We take various measures to ensure high level of reliability and accuracy of data. The following are typical data that we seek to collect for each loan application:

•	historical credit data accumulated through our online platform;

•	behavioral data that we glean from an applicant’s behaviors as they apply for loans;

•	personal identity information maintained by an organization operated under the MPS;

•	background information, such as income level, education level and marital status, collected from prospective borrowers;

•	personal credit information in a form of credit ranking score provided by the licensed institution and our own micro-lending company, subject to the authorization by the borrowers; and

•	list and database of fraud cases.
Upon the data aggregation, our system converts the originally unstructured data into structured data using machine learning techniques.
Fraud Detection
We have been working closely with multiple partners in a joint effort to identify emerging fraudulent schemes, scams, trends, threats, and criminal organizations and have accumulated data as related to fraud. The database we maintain helps us to fine-tune the rules we set and enhance our fraud detection capabilities. We adopt a multifaceted fraud detection method. First, we set up rules based on known fraud cases to filter activities for fraudulent behaviors. Afterwards, we apply advanced network techniques to identify relationships pertinent to fraud and connect the individual fraudulent activities to uncover complex fraud schemes and criminal organizations. In addition, we run anomaly detection to detect individual and aggregated abnormal patterns in order to catch unknown fraud behaviors. If available information is insufficient for our system to draw a conclusion, the relevant loan applications will be forwarded to our anti-fraud team for offline verification, which involves members of our anti-fraud team speaking with applicants to inquire after any inconsistencies in a loan application.
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

Following data aggregation and fraud detection, prospective borrowers enter into credit assessment phase. Different algorithms are applied to prospective borrowers with different features in assessing the potential risks associated with them and based on the assessment results, our credit scoring model generates Magic Mirror scores for each of the prospective borrowers. A new Magic Mirror credit score is generated each time a borrower applies for a loan, which may change the borrower’s credit limit for that type of loan. We apply various machine learning techniques to the data collected. Through monitoring model performance as well as variable consistency, our system is able to evaluate the effectiveness of existing variables while discovering new ones. The Magic Mirror Model then is optimized by adjusting the group of variables used. The following factors are associated with variables that are important for assessing the probability of delinquency:

•	repayment history

•	personal identity information

•	education

•	consumption behavior

•	credit reports

•	fraudulent records

•	third-party supplementary data
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
technology include:

•
Data Science
. Data science technology is extensively used in various aspects of our operations. Our data mining and user behavior analytics capabilities allow us to build a comprehensive credit profile for each borrower. Our multi-dimensional real-time analytics capabilities enable fast and accurate credit decisions. In 2021, a total of 26.8 million investment transactions were matched on our platform, respectively. Data-based machine learning is also used in numerous applications, such as improving fraud detection, optimizing marketing resource allocation and increasing collection efficiency.

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

Intellectual Property
We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of the March 31, 2022, we have (i) registered 20 patents in China including our proprietary facial recognition technology used for fraud detection and applied for 150 additional patents with the PRC State Intellectual Property Office, (ii) registered 189 software copyrights with the PRC National Copyright Administration, (iii) registered 201 domain names, including ppdai.com, and (iv) registered 252 trademarks, including our “FINV,” “PPDAI,” “信也”, “拍拍贷” and “魔镜” trademarks.

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
We use a variety of traditional and internet marketing channels to acquire borrowers although most of our borrowers are acquired online. Our borrower acquisition channels mainly include:

•	Online Advertising . From time to time, we work with App Stores to promote our mobile applications and with internet companies to place online advertisements.

•	Online Partnerships . We team up with certain websites that are able to reach quality borrowers to provide consumer finance services to their customer.

•	Search Engine Marketing . We also use paid placement on major online search engines in China.

•	Offline Direct Sales Team . We also establish an offline direct sales team with a workforce of 1,000 employees as of December 31, 2021.
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
Seasonality
We experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our individual borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction volume on our online consumer finance platform during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. As we cooperate with institutional funding partners, such as commercial banks, our business may also be affected by liquidity seasonality in the banking system. For example, liquidity in China’s banking sector has historically had a tendency to be looser at the beginning of each calendar year and tighter towards the end of each calendar year. Overall, the seasonality of our business may increase in the future.

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
Pursuant to the Interim Measures, online lending information intermediaries shall complete registration with local financial regulatory authority and apply for appropriate telecommunication business license in accordance with relevant rules issued by competent telecommunication authority. The Interim Measures also require the online lending information intermediaries to substantially cover “online lending information intermediary” in its business scope filed with the local registration regulatory authority.
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
Pursuant to the Interim Measures, if an online lending information service provider violates any applicable laws, regulations or relevant regulatory provisions relating to online lending information services, sanctions could be imposed by the local financial regulatory departments or other relevant regulatory departments, including, among others, supervision interviews, regulatory warning, correction order, condemnation, credit record modification, fine up to RMB30,000 (US$4,708), and criminal liabilities if the act constitutes a criminal offense.

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
Pursuant to the aforementioned changes of laws and regulations governing online consumer finance, we have ceased facilitating new loans with funding from individual investors on our platform since October 2019 and improve our business model through acquisition of better quality borrowers and transition of our funding sources from individual investors to institutional funding partners. On January 14, 2022, the Shanghai Financial Stability Coordinating Joint Conference Office, the Shanghai Online Lending Risk Rectification Office, and other regulatory authorities jointly announced that Shanghai PPDai, among others, had declared the termination of its business operation as an online lending information intermediary and fully settled all related legacy loan products funded by individual investors.
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
On September 4, 2020, nine local governmental authorities in Shanghai jointly issued the Guidance on Further Strengthening the Administration of Financial Advertisement, which stipulates, among others, that (i) advertisements released by financial institutions and financial service providers should be within the scope permitted by the local governmental authorities; (ii) any market players without the relevant financial business qualifications cannot advertise or promote financial business; (iii) the financial advertisements should not induce purchase of improper financial products or services; and (iv) financial service provider is required to disclose name of its client when acting as an intermediary.
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
On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions on Several Issues Concerning Laws Applicable to Trial of Private Lending Cases, which is further amended by the Supreme People’s Court on December 29, 2020, or the Private Lending Judicial Interpretation Amendment, which amended the upper limit of private lending interest rates under judicial protection. The Private Lending Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the people’s court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year
Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year
Loan Prime Rate refers to the
one-year
loan market quoted interest rate issued by the National Bank Interbank Funding Center which was authorized by the PBOC, on the 20 th
of each month since August 20, 2019. According to the Private Lending Judicial Interpretation Amendment, the upper limit of interest rates of 24% and 36% provided in the 2015 Private Lending Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion in total exceeding the Quadruple LPR Limit shall not be supported by the people’s court. The Private Lending Judicial Interpretation Amendment applies to new first-instance cases of private lending disputes accepted by the People’s Court after the implementation of the Judicial Interpretation Amendment on August 20, 2020. If the lending occurred before August 20, 2019, the upper limit of the protected interest rate can be determined by referring to four times of the one-year
Loan Prime Rate at the time of the plaintiff’s filing of lawsuit. On January 21, 2021, in the response letter to the Guangdong High People’s Court relating to the inquiry on the scope of application of the Private Lending Judicial Interpretation Amendment issued by the Supreme People’s Court, it further clarifies that seven types of financial organizations, including micro-loan lending companies and financing guarantee companies, are financial institutions licensed by the financial administrative authorities, and the disputes arising out of their financial business activities do not apply to the Private Lending Judicial Interpretation Amendment. However, as the regulatory authorities have wide discretion in administration, interpretation and enforcement of the laws and regulations, we cannot rule out the possibility that the regulatory authorities may hold different opinions on whether Quadruple LPR Limit applies to the loans funded by financial institutions on our platform. For example, according to the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, in the context of “cash loan” business operated by various types of institutions, the aggregated borrowing costs of borrower charged in forms of interests and all kinds of fees should be annualized and subject to the upper limit on interest rate of private lending set forth in the judicial interpretations issued by the Supreme People’s Court. On March 31, 2021, the PBOC released its No. 3 announcement in 2021, or the PBOC No. 3 Announcement, which stipulates, among others, that the annual interest rate of a loan should be the annualized form of ratio calculated based on the percentage of all expenses charged from the borrower for the borrowing to the principal actually borrowed by this borrower. The expenses charged from the borrower include the interests and the various expenses directly related to the borrowing. If the loan is repaid in installments, the remaining principal after the deduction of the total repaid principal should be deemed as the actual borrowed principal when calculating the annual interest rate. Compound interest rate and simple interest rate are both allowed to be used to calculate the annual interest rate, provided that if simple interest rate is used, it should be explicitly disclosed to the borrower. The PBOC No. 3 Announcement applies to deposit-taking financial institutions, consumer finance companies, micro-loan lending company, and internet platforms providing loan application services like us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Interest rates of certain of our loan products exceed the statutory interest rate limit and therefore part of the interests is not enforceable through the PRC judicial system.”

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
On July 12, 2020 the CBIRC promulgated the Interim Measures for Commercial Banks Doing Online Lending Business, or the Interim Measures for Banks, pursuant to which the banks may collaborate with financing guarantee companies,
e-commerce
business companies, third-party payment companies and information technology companies in various online lending business processes and activities, including but not limited to client referral, joint loan origination, risk distribution, information technology and loan collection. However, when collaborating with third parties for online lending businesses, the banks are required to independently manage core risk control procedures, such as the credit assessment and contract conclusion, and should be responsible for post-loan managements. Each of the regional banks, which is an important category of our institutional funding partners, should (i) provide online lending services primarily to its local clients, (ii) be prudent to extend loans to borrowers who reside outside its region, and (iii) take appropriate measures to monitor the business operations when serving the clients who are located outside its region. The banks may not accept credit enhancements, in a direct or a disguised form, provided by a third-party partner without financing guarantee license or credit security insurance license. The banks shall adopt appropriate measures to monitor the use of loan proceeds. The banks should evaluate and review the online lending partners they collaborate with at least once a year and terminate the cooperation if any incompetency is identified. On February 19, 2021, the CBIRC further issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as Circular 24, which provides that the commercial banks shall independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. The outstanding balance of online loans extended by a bank in collaboration with third-party platforms should not exceed 50% of the bank’s total outstanding balance. Where a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner shall not be less than 30%. Circular 24 further strengthens the requirement that commercial banks are strictly prohibited from outsourcing the material procedures of loan management, and local commercial banks from engaging in an online loan business outside the territory of their registered place. The requirements on the limit of 30% lower limit for the joint lending loans and the cross-regional prohibition came into effect on January 1, 2022. The non-conforming
legacy loans that extended before the promulgation of Circular 24 may be settled on their relative maturity dates. With certain limited exceptions, the Interim Measures for Banks and Circular 24 apply to the consumer finance companies and trust companies when they conduct online lending business. As our institutional funding partners include commercial banks, consumer finance companies and trust companies, they are required to evaluate and review us as required by the Interim Measures for Banks. If any of our institutional funding partners identifies any incompetency of us in such evaluation and review, it may terminate the cooperation with us and our business and operation results would be adversely and materially affected. Furthermore, we act as an intermediary between institutional funding partners and borrowers, and we cannot assure you that all the institutional funding partners we cooperate with have been and will be in strict compliance with the Interim Measures for Banks and Circular 24.

On December 31, 2021, the PBOC, CBIRC and five other regulatory authorities jointly published the Administrative Measures for Online Offering of Financial Products (Draft for Comments), or the Draft Offering Measures, which stipulates that, among others, (i) except otherwise explicitly stipulated by the laws or regulations, a financial institution cannot authorize other organizations to offer its financial products; (ii) without approval from the competent financial regulatory authorities, any third-party internet platform cannot get involved, or get involved in a disguised form, in the online offering of financial products, including but not limited to, procedures of interactive consultant with the consumer, know-your-customer, sales contract conclusion, or fund transferring. The third-party internet platform cannot participate, or participate in a disguised form, in sharing the revenue generated from the financial business; (iii) the third-party internet platform cannot illegally crack, hold, nor store customer information and business data; (iv) the “online offering” is defined as commercial promotion and recommendation activities of the financial products on the internet platform, including but not limited to exhibiting the financial product information and the financial institution’s brand name or logo, providing sales channel for consumers to purchase financial products. The “financial products” includes deposit products, loan products, asset management products, etc. that are designed, developed, or sold by financial institutions; and (v) a transition period of 6 months would be given to the existing non-compliance
activities before the effectiveness of the draft. As uncertainties remain regarding when the Draft Offering Measures would be adopted and become effective, and to what extent we would be subject to the Draft Offering Measures, we cannot assure you that we will be able to comply with such regulations in all respects in a timely manner, or at all, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. If we cannot rectify our business model in a timely manner, or at all, the regulatory authorities may levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.
Regulations on illegal financial institutions and intermediaries
The Measures for Banning of Illegal Financial Institutions and Illegal Financial Business Operations, or the Measures for Illegal Financial Institutions, promulgated by the State Council on July 13,1998, provides that the establishment of financial institution should be subject to the approval of People’s Bank of China, or PBOC. Without such approval, no entity or individual may establish financial institution or conduct financial business operation. Pursuant to the Measures for Illegal Financial Institutions, extending loans without the approval of PBOC is deemed as illegal financial business operation and the entity extending loans without the approval of PBOC is deemed as an illegal financial institution. The online consumer finance industry is new and developing rapidly, and the regulatory environment has evolved since the promulgation of the Measures for Illegal Financial Institutions. There are uncertainties as to the interpretation of the Measures for Illegal Financial Institutions as well as whether such laws and regulations are applicable to us or our business. We have ceased facilitating new loans with funding from individual investors on our platform since October 2019. Furthermore, in some cases we repaid outstanding balance of certain loans to the individual investors on our platform. In connection with our quality assurance commitments provided through third-party financing guarantee companies, we purchased creditor’s rights from third-party financing guarantee companies after these financing guarantee company repay the full overdue amounts to our institutional funding partners. We may be deemed to be financing loans without the approval of PBOC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be deemed to finance certain loans and therefore subject us to regulatory risks.” If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected. Although the trust management companies that administer the trusts have been licensed and approved by the financial regulatory authorities to extend loans and we believe that it is the licensed trust management companies, not us, that extend loans to the borrowers under such trust arrangements, we cannot assure you that the financial regulatory authorities will hold the same view as ours. Our investments in the trusts may be deemed to be extending loans to the borrowers and we may be regarded as a lender in this arrangements, and therefore we may be deemed to be an illegal financial institution, which may subject us to penalties, including confiscation of illegal gains together with a fine from one time to five times of the illegal gains, or a fine of RMB100,000 to RMB500,000 if there are no illegal gains, and criminal liability if the violation constitutes a criminal offense.

In addition, the Supreme People’s Court, the Supreme Peoples’ Procuratorate, the MPS, and the Ministry of Justice jointly issued the Guidance on Several Issues for Illegal Lending Regarding Criminal Case, or the Guidance on Illegal Lending, on July 23, 2019, which provides, among others, that (i) if any entity or individual is engaged in extending loans to the unspecified public individuals consistently for the purpose of profits and without the approval from the regulatory authorities or outside its business scope, which disturbs the stability of financial markets, such entity or individual may face a criminal charge of unfair competition and may be imposed criminal liability in accordance with the applicable laws and regulations; “extending loans to the unspecified public individuals consistently” refers to extending loans to entities and individuals no less than ten times within two years; and (ii) if the actual annual interest rate of the loans extended by such entity or individual exceeds 36%, it would be deemed as an aggravated circumstance when such entity or individual face the abovementioned criminal charge of unfair competition. The Guidance on Illegal Lending is new and does not provide a clear definition to calculate the actual annual interest rate, and it is still unclear how the regulatory authorities will interpret and implement it in the future. We cannot rule out the possibility that regulatory authorities may deem our operation activities under the trust arrangements as unfair competition and impose criminal liability on us. If that happens, our business, results of operations and financial condition would be materially and adversely affected.
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
The Regulations on the Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, was promulgated by the State Council on June 21, 2017 and took effect on October 1, 2017. According to the Financing Guarantee Regulations, the establishment of financing guarantee companies should be subject to the approval of the competent government authority, and unless otherwise stipulated, no entity is allowed to operate the financing guarantee business without such approval. If any entity operates the financing guarantee business without such approval, the entity may be subject to penalties, including termination or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the applicable laws and regulations. In October 2019, the CBIRC, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies, or the Supplements to the Financing Guarantee Rules, which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business. On July 14, 2020, the CBIRC issued the Guidelines for
Off-Site
Supervision of Financing Guarantee Companies, or the
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

We incorporate three financing guarantee companies and provide quality assurance commitments to our institutional funding partners either through our own financing guarantee subsidiaries or through third-party financing guarantee companies. We are subject to certain regulatory risks as a result of such business practices. On December 31, 2021, the PBOC published the Regulations on the Local Financial Supervision and Administration (Draft for Comments), or the Draft Local Financial Regulation, which stipulates that, among others, (i) the local financial organizations should primarily serve their local clients; (ii) the guidance for local financial organizations to carry out business outside provinces where they are registered should be made by the State Council or financial regulatory authorities designated by the State Council; (iii) six types of financial organizations, including financing guarantee companies and micro-lending companies, are deemed as local financial organizations; (iv) transition period will be given to the organizations carrying out business outside provinces before the effectiveness of the draft by the relevant financial regulatory authorities; and (v) organization carrying out business outside provinces without approval of the competent provincial regulatory authorities may be subject to penalties, including correction orders, confiscation of illegal gains or fines, cessation of business operations, and revocation of business license. Currently both the third-party guarantee companies engaged by us and our own guarantee companies provide services to the borrowers nationwide. As uncertainties remain regarding when the Draft Local Financial Regulation would be adopted and become effective, and to what extent we would be subject to the Draft Local Financial Regulation, we cannot assure you that we will be able to comply with such regulations in all respects in a timely manner, or at all, and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Limitations on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.”
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

Regulations Relating to Credit Reference
On January 21, 2013, the State Council promulgated the Stipulations for Regulating Credit Reference, provides that any person or organization that conducts personal credit reference business without approval of the competent credit reference administrative department of the State Council may be subject to penalties, including cessation of business operations, confiscation of illegal gains, imposing fines from RMB50,000 to RMB500,000, and even criminal liability. On September 27, 2021, the PBOC issued the Measures for Regulating Credit Reference, which came into effect on January 1, 2022 and stipulates that, among others (i) credit information refers to the following information that should be legally collected and used for financial activities: basic information, loan information, other relevant information and analysis and evaluation information generated from the foregoing information of enterprises and individuals for identifying their credit status; and credit reference business refers to the activities of collecting, sorting, storing and processing the credit information of enterprises and individuals, and providing them to the information users; (ii) the individual credit reference institution license issued by the PBOC is required for engaging in the individual credit reference business, and the licensed individual credit reference institution shall report to the PBOC with respect to its cooperation with any information provider for collecting, sorting, storing and analyzing individual credit information; (iii) the financial institutions are not allowed to cooperate with any commercial entity that does not hold a credit reference license to obtain credit reference service; and (iv) any persons that engage in the individual credit reference business without the individual credit reference institution license will be given 18 months starting from January 1, 2022 to complete compliance rectification. Currently, we provide borrower referral and preliminary credit assessment services to our institutional funding partners, and the information shared by us with such institutional funding partners with due authorization may be deemed as credit information. If the preliminary credit assessment services provided by us to our institutional funding partners would be deemed by the regulatory authorities as the credit reference business, we may be required to obtain a license for individual credit reference business from the competent regulatory authorities or change our business model, pursue cooperation with the licensed credit reference agencies and filing of the relevant cooperation agreement with the PBOC or its provincial branches. If we cannot obtain the regulatory approval or complete the filing in a timely manner, we may be deemed as violating the applicable laws and regulations of credit reference services and we may be subject to penalties, including cessation of business operations, confiscation of illegal gains, imposing fines from RMB50,000 to RMB500,000, and even criminal liability, and our business, financial condition and results of operations would be materially and adversely affected.
Regulations Relating to Foreign Investment
Investment activities in the PRC by foreign investors are governed by the Guidance Catalog of Industries for Foreign Investment, or the Catalog, which was promulgated and is amended from time to time by the MOC and the National Development and Reform Commission. The Catalog divides industries into three categories in terms of foreign investment, which are “encouraged”, “restricted” and “prohibited”, and all industries not listed under one of these categories are generally deemed to be permitted. Unless otherwise provided by relevant laws and regulations, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended several times during 2011 to 2020 and further amended by Special Administrative Measures for the Access of Foreign Investment (Negative List) in 2021. According to the Negative List (2021), the foreign equity interest ownership of entities that engage in value-added telecommunications business (except for
e-commerce,
domestic multi-party communication, storage and forwarding and call center) must not exceed 50%. Foreign investors that invest in sectors on the Negative List (2021) in which foreign investment is restricted shall comply with special management measures with respect to, among others, shareholding and senior management personnel qualification in the Negative List (2021).
On March 15, 2019, the National People’s Congress enacted the Foreign Investment Law of the People’s Republic of China, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law sets a general principal that foreign investors and their investments in China will enjoy national treatment and subject to a negative list. It embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still does not explicitly define whether contractual arrangement would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

Foreign investment in telecommunications companies in the PRC is governed by the Provisions for the Administration of Foreign-Invested Telecommunications Enterprises, or the Foreign-Invested Telecommunications Enterprises Provisions, which was promulgated by the State Council on December 11, 2001, and amended on September 10, 2008, February 6, 2016, and April 7, 2022, respectively. Unless otherwise provided, the Foreign-Invested Telecommunications Enterprises Provisions prohibit a foreign investor from holding over 50% of the total equity interest in any value-added telecommunications service business in China.
On December 20, 2019, the MOFCOM and the SAMR jointly promulgated the Measures on Reporting of Foreign Investment Information, which came into effect on January 1, 2020, and has replaced the Interim Measures for the Administration of Record-filing of the Establishment and Changes in Foreign-Invested Enterprises. Foreign investors or foreign-invested enterprises shall submit investment information to the commerce administrative authorities through the Enterprise.
Registration System and the National Enterprise Credit Information Publicity System. On December 19, 2020, the NDRC and the MOFCOM jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment (the “Office of the Working Mechanism”) will be established under the NDRC, who will lead the task together with the MOFCOM. Foreign investor or relevant parties in China must declare the security review to the Office of the Working Mechanism prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds over 50% equity interests in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds less than 50% equity interests in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology.
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
Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, unless otherwise provided, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except for
e-commerce,
domestic multi-party communication, storage and forwarding and call center) in accordance with the Special Administrative Measures for Foreign Investment Access, the Negative List (2021), which was promulgated by the MOFCOM and the NDRC on December 27, 2021 and became effective on January 1, 2022. Foreign direct investment in telecommunications companies in China is governed by the Provisions on the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016, and April 7, 2022, respectively. These regulations require that the foreign investors may acquire up to 50% equity interests in foreign-invested value-added telecommunications enterprises in China. PRC regulations impose sanctions for engaging in commercial internet information services, which is a sub-set
of value-added telecommunication business, without a value-added telecommunication service license for internet content provider, or the ICP License, and sanctions for engaging in the operation of online data processing and transaction processing, which is another sub-set
of value-added telecommunication business, without a value-added telecommunication service license for online data processing and transaction processing, or the ODPTP License. These sanctions include rectification orders and warnings from the PRC communication administrations, fines, confiscation of illegal gains, and suspension or termination of operating of the websites and mobile applications in question.
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
Regulation on mobile internet applications information services
In addition to the Telecommunications Regulations and other regulations above, mobile applications are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the CAC, on June 28, 2016 and became effective on August 1, 2016. The APP Provisions regulate mobile application information service providers. According to the APP Provisions, the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local mobile application information, respectively.
Under the APP Provisions, mobile application information service providers are required to obtain relevant qualifications prescribed by laws and regulations and shall be responsible for the supervision and administration of mobile application information required by laws and regulations and implement the information security management responsibilities strictly, including but not limited to: (i) to authenticate the identity information of the registered users, (ii) to protect user information, and obtaining the consent of users while collecting and using users’ personal information in a lawful and proper manner, (iii) to establish information content audit and management mechanism, and take against any information content in violation of laws or regulations depending on circumstances, and (iv) record and keep users’ log information the same for sixty (60) days.
We have implemented necessary programs in our mobile application to make sure the collection, protection and preservation of user information are in compliance with the APP Provisions in all material aspects.

Regulations on internet security
The National People’s Congress has enacted legislation that prohibits use of the internet that breaches the public security, disseminates socially destabilizing content or leaks state secrets. Breach of public security includes breach of national security and infringement on legal rights and interests of the state, society or citizens. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. State secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.
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
In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, or the Anti-Terrorism Law, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep relevant records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.
The Cyber Security Law of the PRC, which was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On May 2, 2017, the CAC issued a trial version of the Measures for the Security Review of Network Products and Services (Trial), which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements. On April 29, 2021, the Standing Committee of the National Peoples’ Congress issued a Second Draft for review of the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection.
For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated and has not yet taken effect, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that may be required by the ultimate Personal Information Protection Law.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.
On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure, or the Regulations. Pursuant to the Regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services,
e-government
affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. The Regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. The Regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, relevant administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.
On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offences shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.
On October 29, 2021, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer (Draft for Comment). According to these measures, in addition to the self-risk assessment requirement for provision of any data outside China, a data processor shall apply to the competent cyberspace department for data security assessment and clearance of outbound data transfer in any of the following events: (i) outbound transfer of personal information and important data collected and generated by an operator of critical information infrastructure; (ii) outbound transfer of important data; (iii) outbound transfer of personal data by a data processor which has processed more than one million users’ personal data; (iv) outbound transfer of more than one hundred thousand users’ personal information or more than ten thousand users’ sensitive personal information cumulatively; (v) such other circumstances where ex-ante
security assessment and evaluation of cross-border data transfer is required by the CAC.

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Data Security Regulations. The Draft Data Security Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The Draft Data Security Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. In addition, if a final version of the Draft Data Security Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing. Based on the foregoing, our PRC legal counsel does not expect that, as of the date of this annual report, the current applicable PRC laws on cybersecurity would have a material adverse impact on our business.
On January 4, 2022, the CAC, the NDRC, the MIIT, and several other administrations jointly published the Amended Measures for Cybersecurity Review, which became effective on February 15, 2022. The Amended Measures for Cybersecurity Review further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Amended Measures for Cybersecurity Review, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The operators shall file for a cybersecurity review with Cybersecurity Review Office under the CAC if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. The Amended Measures for Cybersecurity Review focuses on assessing the following national security risks factors associated with relevant objects or circumstances: (i) the risk of illegal control, interference or destruction of critical information infrastructure, arising from the purchase and utilization of network products and services; (ii) the harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of network products and services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with the PRC laws, administrative regulations and ministry rules of the suppliers of network products and services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country; (vi) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the network information security risk in relation to listing abroad; and (vii) other factors that may harm critical information infrastructure, cyber security and/or data security. The Amended Measures for Cybersecurity Review was promulgated recently, and there are substantial uncertainties on the interpretation and application of the Amended Measures for Cybersecurity Review. We are not sure that whether our data processing activities may raise “national security” concern. There can be no assurance that we would be required to apply for cybersecurity review, or that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. Any failure in completion of a cybersecurity review may result in administrative penalties, including fines, a shut down of our business, revocation of requisite licenses, as well as reputational damage or legal proceedings or actions against us, which may have material adverse effects on our business, financial condition and results of operations.

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
Pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC, in August 2015 and became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, should be subject to criminal penalty. On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, or the Interpretations, which became effective on June 1, 2017. The Interpretations provide more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information. The CAC, the MIIT, the MPS, and the SAMR jointly promulgated the Notice on Rectification of Illegal Collection of Personal Information on Application, or the Notice on Illegal Collection on January 23, 2019, which requires application operators to strictly comply with the Cyber Security Law of the PRC and strengthens the personal information protection. Application operators should, among others, (i) clearly state the authorized purpose, methods and scope of the collection and usage of personal information, and obtain the consent of users for collecting and processing such users’ personal information, and (ii) establish appropriate user information protection systems with remedial measures. To further implement and interpret the Notice on Illegal Collection, the Measures on Identifying Illegality of Personal Information Collection Conducts on Application was promulgated on November 28, 2019.
The MPS promulgated the Guidance on Several Issues for Soft Violence Regarding Criminal Case, or the Guidance on Soft Violence, on April 9, 2019, which provides that, among others, harassments by means of internet or telecommunication to disturb people’s normal life, work, production, business, and social order may be deemed as soft violence, which may be subject to criminal liabilities. On August 31, 2020, the MIIT published the Administrative Provisions for Text Message and Voice Call Service (Draft) for public comments, which provides that no organization is allowed to send commercial text messages or make commercial calls to users without explicit consents of users, and the organization should no longer send messages or make calls to users if explicitly required by users. In case of violation, the relevant governmental authorities may impose penalties, including orders for rectifications, public warnings, fines from RMB10,000 to 30,000, revocation of telecommunication licenses and cessation of phone number resources.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SAMR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”. Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit
manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed
pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.
On March 12, 2021, the CAC and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. The Rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps shall not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential
information. The basic service of online lending applications is to facilitate loans provided to the users online for use of personal consumption and business operation, and the necessary personal information for an online lending application includes the borrower’s mobile phone number, name, bank account, as well as type, number and valid period of its identity card.
On April 26, 2021, the MIIT issued the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications (Draft for Comment). The draft of the Interim Administrative Provisions on Personal Information Protection in Internet Mobile Applications sets forth two principles of collection and utilization of personal information, namely “explicit consent” and “minimum necessity.”
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. In addition, it imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, has complicated business activities, including formulating of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly.

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
On October 23, 2019, the SAFE promulgated the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28. The SAFE Circular 28 provides that non-investment
foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should comply with the Negative List and other relevant PRC laws and regulations. On April 10, 2020, SAFE issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business, or the SAFE Circular 8. The SAFE Circular 8 provides that on the premise of ensuring the true and compliant use of funds and compliance with the existing regulations on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. However, there are substantial uncertainties of the further implementation of SAFE Circular 28 and SAFE Circular 8. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our initial public offering and the concurrent private placement to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

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
Regulations Relating to Dividend Distribution
Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from Shanghai Guangjian, Beijing Prosper and Shanghai Manyin, which are wholly foreign-owned enterprises incorporated in China, to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in September 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax
profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax
profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.
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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance
and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC issued the Reform Plan of the State Tax and Local Tax Collection Administration System, or the Tax Reform Plan, on July 20, 2018, which provides that commencing from January 1, 2019, tax authorities would be responsible for the collection of social insurance contributions. The effect of the Tax Reform Plan is still uncertain.
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
Regulations Relating to Overseas Listing and M&A
On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which will become effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. In a Q&A released on NDRC’s official website on January 18, 2022, the respondent NDRC official indicates that these requirements are only imposes on PRC domestic companies that directly offer or list their securities in an overseas market. We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct our operations in China primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. We believe we are not a domestic company that directly offered or listed securities in an overseas market.
On December 24, 2021, the State Council issued a draft of the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Provisions, and the CSRC issued a draft of Administration Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies, or the Draft Administration Measures, for public comments. According to the Draft Provisions and the Draft Administration Measures, the overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the determination of an indirect offering and listing will be conducted on a “substance over form” basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Draft Administration Measures, an overseas offering and listing is prohibited under any of the following circumstances: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (iv) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (v) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (vi) other circumstances as prescribed by the State Council.
According to the Draft Administration Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC (i) with respect to its initial public offering and listing within three business days, after its initial filing of the listing application to the regulator in the place of the intended listing, (ii) with respect to its follow-on
offering within three business days after completion of the
follow-on
offering, (iii) with respect to its
follow-on
offering for purpose of acquiring specific assets, within three business days after the first public announcement of the transaction, and (iv) with respect to listing by means of reverse takeover, share swap, acquisition and similar transactions, within three business days after its initial filing of the listing application or the first public announcement of the transaction, as case may be.
Non-compliance
with the Draft Administration Measures or an overseas listing completed in breach of Draft Administration Measures may result in a warning on the relevant domestic companies or a fine of RMB1 million to RMB10 million on them. If the circumstances are serious, they may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5,000,000 either individually or collectively.
On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Management of Overseas Issuance and Listing of Securities (Draft for Comments) for public comments. Pursuant to this draft, domestic joint-stock enterprises listed in overseas markets via direct offering and domestic operational entities of enterprises listed in overseas markets via indirect offering must obtain approval and complete filing or other requirements before they publicly disclose any documents and materials that contain state secrets or government work secrets or that, if divulged, will jeopardize China’s national security or public interest, or before they provide such documents or materials to entities or individuals such as securities companies, securities service providers and overseas regulators. As of the date of this annual report, it is still unclear as to what approvals and procedures might be required in practice.

C.	Organizational Structure
The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and our principal consolidated variable interest entities and their principal subsidiaries.

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

Contractual Arrangements
PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses such as distribution of online information, value-added telecommunications services. We are a Cayman Islands company and our PRC subsidiary is considered a foreign-invested enterprise. Before the Interim Measures on Administration of Business Activities of Online Lending Information Intermediaries was published in August 2016, there was no official guidance or interpretation from the PRC government clarifying whether online consumer finance services fall within the category of value-added telecommunication services and whether providers of such services should be subject to value-added telecommunication regulations. However, we believe the online consumer finance services offered through our platform constitute a type of value-added telecommunication services that foreign ownership and investment are restricted; and therefore, we should operate our platform through contractual arrangements with a consolidated variable interest entity and its shareholders to ensure compliance with the relevant PRC laws and regulations.
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
In March 2018, we entered into another set of contractual arrangements, through Shanghai Manyin, with Shanghai Zihe, and the shareholders of Shanghai Zihe. These contractual arrangements consist of (i) loan agreement between Shanghai Manyin and shareholders of Shanghai Zihe, (ii) business operation agreement among Shanghai Manyin, Shanghai Zihe and shareholders of Shanghai Zihe, (iii) exclusive technology consulting and service framework agreement between Shanghai Manyin and Shanghai Zihe, (iv) equity pledge agreement among Shanghai Manyin, Shanghai Zihe and shareholders of Shanghai Zihe, (v) exclusive call option agreement among Shanghai Manyin, Shanghai Zihe and shareholders of Shanghai Zihe, and (vi) power of attorney between shareholders of Shanghai Zihe and Shanghai Manyin.
In November 2018, we entered into another set of contractual arrangements, through Shanghai Manyin, with Shanghai Nianqiao, and the shareholders of Shanghai Nianqiao. These contractual arrangements consist of (i) loan agreement between Shanghai Manyin and shareholders of Shanghai Nianqiao, (ii) business operation agreement among Shanghai Manyin, Shanghai Nianqiao and shareholders of Shanghai Nianqiao, (iii) exclusive technology consulting and service framework agreement between Shanghai Manyin and Shanghai Nianqiao, (iv) equity pledge agreement among Shanghai Manyin, Shanghai Nianqiao and shareholders of Shanghai Nianqiao, (v) exclusive call option agreement among Shanghai Manyin, Shanghai Nianqiao and shareholders of Shanghai Nianqiao, and (vi) power of attorney between shareholders of Shanghai Nianqiao and Shanghai Manyin. In February 2022, our contractual arrangements with Shanghai Nianqiao and the shareholders of Shanghai Nianqiao were terminated and all equity interests in Shanghai Nianqiao had been transferred to Shanghai Zihe.
In January 2019, we entered into another set of contractual arrangements, through Shanghai Manyin, with Shanghai Ledao, and the shareholders of Shanghai Ledao. These contractual arrangements consist of (i) loan agreement between Shanghai Manyin and shareholders of Shanghai Ledao, (ii) business operation agreement among Shanghai Manyin, Shanghai Ledao and shareholders of Shanghai Ledao, (iii) exclusive technology consulting and service framework agreement between Shanghai Manyin and Shanghai Ledao, (iv) equity pledge agreement among Shanghai Manyin, Shanghai Ledao and shareholders of Shanghai Ledao, (v) exclusive call option agreement among Shanghai Manyin, Shanghai Ledao and shareholders of Shanghai Ledao, and (vi) power of attorney between shareholders of Shanghai Ledao and Shanghai Manyin.

In September 2020, we entered into another set of contractual arrangements, through Shanghai Manyin, with Chengdu Yougao, and the shareholders of Chengdu Yougao. These contractual arrangements consist of (i) loan agreement between Shanghai Manyin and shareholders of Chengdu Yougao, (ii) business operation agreement among Shanghai Manyin, Chengdu Yougao and shareholders of Chengdu Yougao, (iii) exclusive technology consulting and service framework agreement between Shanghai Manyin and Chengdu Yougao, (iv) equity pledge agreement among Shanghai Manyin, Chengdu Yougao and shareholders of Chengdu Yougao, (v) exclusive call option agreement among Shanghai Manyin, Chengdu Yougao and shareholders of Chengdu Yougao, and (vi) power of attorney between shareholders of Chengdu Yougao and Shanghai Manyin. In January 2022, our contractual arrangements with Chengdu Yougao and the shareholders of Chengdu Yougao were terminated and all equity interests in Chengdu Yougao had been transferred to Shanghai Zihe.
The contractual arrangements with Beijing Paipairongxin, Shanghai Zihe, and Shanghai Ledao allow us to:

•	exercise effective control over Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao and their respective subsidiaries;

•	receive substantially all of the economic benefits of Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, and their respective subsidiaries; and

•
have an exclusive option to purchase all or part of the equity interests in Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, and their respective subsidiaries when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of Beijing Paipairongxin, Shanghai Zihe, and Shanghai Ledao, and we treat Beijing Paipairongxin, Shanghai Zihe, and Shanghai Ledao as the consolidated variable interest entities under U.S. GAAP. We have consolidated the financial results of Beijing Paipairongxin, Shanghai Zihe, and Shanghai Ledao and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.
Contractual Arrangements with Beijing Paipairongxin
The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Guangjian and its wholly-owned subsidiary, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), our consolidated variable interest entity, Beijing Paipairongxin, the shareholders of Beijing Paipairongxin, and Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only).
Agreements that provide us with effective control over Beijing Paipairongxin
Loan Agreement.
Shanghai Guangjian entered into a loan agreement with each of the shareholders of Beijing Paipairongxin, namely Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our
co-founders
and shareholders in March 2018. Under these loan agreements, Shanghai Guangjian has granted an interest-free loan of RMB100.0 million to the shareholders of Beijing Paipairongxin solely for the capital contributions to Beijing Paipairongxin. Upon written notice by Shanghai Guangjian, the loan shall be repaid by the shareholders of Beijing Paipairongxin from the proceeds received by transferring their equity interests in Beijing Paipairongxin to Shanghai Guangjian pursuant to the terms and conditions of the call option agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin. If the proceeds received by the shareholders of Beijing Paipairongxin from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Guangjian together with the principal. Shanghai Guangjian has the right to request repayment of the loan before maturity.

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
Restated Power of Attorney
. Through a restated power of attorney dated March 21, 2018, each shareholder of Beijing Paipairongxin irrevocably authorizes Shanghai Guangjian or any person(s) designated by Shanghai Guangjian to act as his or her attorney-in-fact
to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Beijing Paipairongxin, such as the right to appoint directors, supervisors and officers, as well as the right to sell, transfer, pledge and dispose of all or a portion of the shares held by such shareholder. The power of attorney will remain in force for ten years unless the restated business operation agreement is terminated earlier than the expiration of the
10-year
term. Upon request by Shanghai Guangjian, the shareholders of Beijing Paipairongxin shall extend the term of this power of attorney accordingly.
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
Contractual Arrangements with Shanghai Zihe
The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Manyin, our consolidated variable interest entity, Shanghai Zihe, and the shareholders of Shanghai Zihe.
Agreements that provide us with effective control over Shanghai Zihe
Loan Agreement.
Shanghai Manyin entered into a loan agreement with each of the shareholders of Shanghai Zihe, namely Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our
co-founders
and shareholders in March 2018. Under the loan agreements, Shanghai Manyin has granted an interest-free loan of RMB100.0 million to the shareholders of Shanghai Zihe solely for the capital contributions to Shanghai Zihe. Upon written notice by Shanghai Manyin, the loan shall be repaid by the shareholders of Shanghai Zihe from the proceeds received by transferring their equity interests in Shanghai Zihe to Shanghai Manyin pursuant to the terms and conditions of the exclusive call option agreement among Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe. If the proceeds received by the shareholders of Shanghai Zihe from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Manyin together with the principal. Shanghai Manyin has the right to request repayment of the loan before maturity.
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
Equity Pledge Agreement.
Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into an equity pledge agreement on March 21, 2018. Pursuant to the equity pledge agreement, each shareholder of Shanghai Zihe has pledged all of his equity interest in Shanghai Zihe to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Zihe of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive call option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Zihe or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Zihe agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Manyin. The equity pledge agreement will remain effective until Shanghai Zihe and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.
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
Call
Option Agreement.
Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into an exclusive call option agreement on March 21, 2018. Pursuant to the exclusive call option agreement, the shareholders of Shanghai Zihe have irrevocably granted Shanghai Manyin or any third party designated by Shanghai Manyin an exclusive option to purchase all of their respective equity interests in Shanghai Zihe at the lowest price permitted by the PRC laws. The shareholders of Shanghai Zihe will immediately gift Shanghai Manyin or any third party designated by Shanghai Manyin with the purchase price after Shanghai Manyin or any third party designated by Shanghai Manyin exercises the option. The shareholders of Shanghai Zihe agree that without their separate consent, Shanghai Manyin may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Manyin or its designated third party, Shanghai Zihe shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Shanghai Zihe also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Shanghai Zihe to any third party or create or allow any encumbrance on their equity interests within the term of this agreement. This agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice.

Contractual Arrangements with Shanghai Ledao
The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Manyin, our consolidated variable interest entity, Shanghai Ledao, and the shareholders of Shanghai Ledao.
Agreements that provide us with effective control over Shanghai Ledao
Loan Agreement.
Shanghai Manyin entered into a loan agreement with each of the shareholders of Shanghai Ledao, namely Mr. Lizhong Chen and Mr. Yejun Jiang on January 14, 2019. Under the loan agreements, Shanghai Manyin has granted an interest-free loan of RMB50.0 million to the shareholders of Shanghai Ledao solely for the capital contributions to Shanghai Ledao. Upon written notice by Shanghai Manyin, the loan shall be repaid by the shareholders of Shanghai Ledao from the proceeds received by transferring their equity interests in Shanghai Ledao to Shanghai Manyin pursuant to the terms and conditions of the exclusive call option agreement among Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao. If the proceeds received by the shareholders of Shanghai Ledao from such transferring is higher than the principal of the loan, the amount exceeding the principal shall be deemed as cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Manyin together with the principal. Shanghai Manyin has the right to request repayment of the loan before maturity.
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
Equity Pledge Agreement.
Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao entered into an equity pledge agreement on January 14, 2019. Pursuant to the equity pledge agreement, each shareholder of Shanghai Ledao has pledged all of his equity interest in Shanghai Ledao to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Ledao of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive call option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Ledao or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Ledao agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action which may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Manyin. The equity pledge agreement will remain effective until Shanghai Ledao and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents such discharge in writing. We have completed the registration of the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

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
Agreement that provides us with the option to purchase the equity interest in Shanghai Ledao
Exclusive Call Option Agreement.
Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao entered into an exclusive call option agreement on January 14, 2019. Pursuant to the exclusive call option agreement, the shareholders of Shanghai Ledao have irrevocably granted Shanghai Manyin or any third party designated by Shanghai Manyin an exclusive option to purchase all of their respective equity interests in Shanghai Ledao at the lowest price permitted by the PRC laws. The shareholders of Shanghai Ledao will immediately gift Shanghai Manyin or any third party designated by Shanghai Manyin with the purchase price after Shanghai Manyin or any third party designated by Shanghai Manyin exercises the option. The shareholders of Shanghai Ledao agree that without their separate consent, Shanghai Manyin may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Manyin or its designated third party, Shanghai Ledao shall not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Shanghai Ledao also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Shanghai Ledao to any third party or create or allow any encumbrance on their equity interests within the term of this agreement. This agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice.
In the opinion of Hui Ye Law Firm, our PRC counsel:

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

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. For example, on March 15, 2019, the National People’s Congress enacted the Foreign Investment Law of the PRC, or the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all
provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still does not explicitly define whether contractual arrangement would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for operating our online consumer finance platform business do not comply with PRC government restrictions on foreign investment in value-added telecommunications services business, such as the internet content provision services, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” and “—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

D.	Property, Plants and Equipment
Our corporate headquarters is located in Shanghai, where we lease office space with an area of approximately 20,393.21 square meters as of the date of this annual report. For our customer services and loan collection services, we lease an area of approximately 3,352 square meters in Changsha, approximately 6,715 square meters in Hefei, and approximately 2,665 square meters in Zhengzhou. We also lease office space in Beijing, Hainan, Indonesia, Singapore, Vietnam and Philippines. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from one year to five years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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
Overview
We are a leading online consumer finance in China with strong brand recognition. Launched in 2007, we are a pioneer in China’s online consumer finance platform industry connecting borrowers, whose needs are unserved or underserved by traditional financial institutions, with investors and financial institutions. As of December 31, 2021, we had over 131.2 million registered users in China.
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
We generate revenues primarily by collecting transaction service fees. For loans funded by institutional funding partners, we collect transaction service fees primarily from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Historically, for loans funded by individual investors, we collected transaction service fees from borrowers for our services in matching them with investors and for other services we provided over the loans’ lifecycle. Our operating revenues grew from RMB6.0 billion in 2019 to RMB7.6 billion in 2020, and further to RMB9.5 billion (US$1.5 billion) in 2021. A substantial portion of our operating revenues for these periods were attributable to fees collected from borrowers, third party guarantee companies and institutional funding partners. Our net profit was RMB2.4 billion in 2019, RMB2.0 billion in 2020 and RMB2.5 billion (US$391.6 million) in 2021. Our total assets as of December 31, 2019, 2020 and 2021 were RMB18.3 billion, RMB14.9 billion, and RMB18.1 billion (US$2.8 billion), respectively.
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
Unfavorable changes in any of these general industry conditions could negatively affect demand for our services. For example, in early 2020, in response to intensifying efforts to contain the spread of
COVID-19,
the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining and otherwise treating individuals in China who had the
COVID-19,
asking China residents to remain at home and to avoid gathering in public, and other actions. The
COVID-19
had also resulted in temporary closure of many corporate offices, retail stores, and manufacturing facilities and factories across China. In response to the pandemic, we made remote working arrangements and suspended business travels to ensure the safety and health of our employees. All of the above measures reduced our business operation capacity and negatively affected our operating results. The outbreak of
COVID-19
also caused an increase in default of the loans on our platform as the extension of the Chinese New Year holiday and suspension of business activities across various sectors are likely to hurt income of the borrowers on our platform. As a result, the provision for loans receivable, accounts receivable and quality assurance payable increased which negatively impacted our earnings in the half quarter of 2020. Also, as a result of the sharp slowdown in consumption activities and the increase in default by borrowers on our platform, our loan volume also experienced a decline in the first half of 2020 compared to the first half of 2019 and the fourth quarter of 2019 due to our adoption of a more prudent approach in facilitating new loans. In addition, in the spring of 2022, there was an uptick in cases in Shanghai, attributed to the highly contagious Omicron variant. The outbreak in Shanghai spread to many other provinces and cities in China. Certain travel restrictions and other limitations were re-imposed in various places in response to these new cases. In response to the uptick in cases in Shanghai, we made remote working arrangements and suspended business travels again to ensure the safety and health of our employees, which may reduce our business operation capacity and negatively affected our operating results. Furthermore, normal economic life throughout China was curtailed during the outbreak of
COVID-19
and opportunities for discretionary consumption were extremely limited. Our results of operations could be adversely affected to the extent that the
COVID-19
pandemic harms the Chinese economy in general. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to
COVID-19
outbreaks, other health epidemics and outbreaks and natural disasters, which could significantly disrupt our operations” for more information.
Specific Factors Affecting Our Results of Operations
While our business is exposed to general factors affecting the online consumer finance industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors.
Ability to maintain and expand our borrower base in a cost-effective manner
Our revenues are dependent on our ability to acquire new borrowers and retain and increase engagement of existing borrowers. In 2019, 2020 and 2021, we served approximately 6.7 million, 3.5 million and 5.6 million borrowers, respectively. We use various means, including mobile app stores, search engine marketing, online advertising and online partnerships, to attract new borrowers. We also establish an offline direct sales team to acquire new borrowers across different cities in China. We are continuously seeking to improve and optimize user experience to achieve a high level of borrower satisfaction, which helps to attract and retain borrowers. We will also continue to develop new loan products to enhance engagement of our borrowers.
Our results of operations and ability to sustain and increase loan volumes will depend, in part, on the effectiveness of our sales and marketing efforts. Our sales and marketing expenses were 12.1%, 6.4% and 16.7% of our total operating revenues in 2019, 2020 and 2021, respectively. The significant decrease in our sales and marketing expenses as a percentage of our total operating revenues in 2020 was attributable to our efforts to optimize effectiveness of borrower acquisition, an increase in revenues contribution by existing borrowers and the decline in online customer acquisition expenses. The significant increase in our sales and marketing expenses as a percentage of our total operating revenues in 2021 was attributable to the increase in revenue contribution by new borrowers and the increase in online customer acquisition expenses. We intend to continuously dedicate significant resources to borrower acquisition and improve the effectiveness of these efforts.
Ability to maintain and expand our cooperation with institutional funding partners
Our revenues are also dependent on the maintenance and growth of our cooperation with institutional funding partner. We have increased investments from institutional funding partners. As of December 31, 2021, we had cumulatively cooperated with 63 institutional funding partners in China. Going forward, we will continue to retain existing institutional funding partners and attract new institutional funding partners by offering attractive returns and providing enhanced tools to meet their needs.

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
For our institutional funding partners, we provide our institutional funding partners with quality assurance commitments either through our own financing guarantee subsidiary or through third-party financing guarantee companies for a substantial majority of the loans funded by our institutional funding partners. See “Item 4. Information on the Company—B. Business Overview—Investor Protection.” As a result, we are subject to credit risk for such loans. Our ability to accurately estimate loan delinquency rates and our ability to collect delinquent loans have an impact on the amount we need to pay to third-party financing guarantee companies and our own financial condition, which have an impact on our consolidated statements of comprehensive income/(loss). See “—Critical Accounting Estimates—Allowance for Credit Losses,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Limitations on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.”
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
Loan Performance Data
Delinquency rate by balance
We define delinquency rate as the balance of the outstanding principal for loans that were 15 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149 and 150 to 179 calendar days past due as a percentage of the total outstanding balance of principal for the loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are typically considered charged-off and
are not included in the delinquency rate calculation. The following table provides the delinquency rates for all outstanding loans on our platform as of the respective dates indicated. Since the origination amount of our standard loan products accounted for the vast majority of the total amount of loans facilitated through our platform for the periods presented, the delinquency information below mainly reflects the performance of our standard loan products. The delinquency rates in late 2020 and 2021 were relatively lower than previous delinquency rates primarily due to our acquisition of better quality borrowers.

	Delinquent for
	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2019	0.80%	1.61%	1.45%	1.29%	1.31%	1.20%
June 30, 2019	0.86%	1.42%	1.37%	1.19%	1.26%	1.21%
September 30, 2019	0.90%	1.50%	1.35%	1.31%	1.17%	1.20%
December 31, 2019	1.34%	2.40%	1.86%	1.76%	1.62%	1.53%
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30, 2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%
March 31, 2021	0.29%	0.52%	0.43%	0.39%	0.38%	0.36%
June 30, 2021	0.30%	0.45%	0.39%	0.32%	0.36%	0.33%
September 30, 2021	0.34%	0.51%	0.43%	0.39%	0.33%	0.32%
December 31, 2021	0.39%	0.67%	0.55%	0.49%	0.41%	0.36%
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

(2)
Our vintage delinquency rate for loans facilitated during 2020 was 2.53%, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3)
As of December 31, 2021, our vintage delinquency rate for loans facilitated during the first three quarters was 1.53%, calculated as the volume weighted average of the quarterly vintage delinquency rates as of December 31, 2021. As loans facilitated during 2020 continue to age, the delinquency rate for the 2021 vintage, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage, may be different from the vintage delinquency rate of 1.53% as of December 31, 2021.

	Month on Book
Vintage	2 nd	3 rd	4 th	5 th	6 th	7 th	8 th	9 th	10 th	11 th	12 th
2019Q1	1.34	2.38	3.45	4.36	5.13	5.75	6.22	6.65	6.99	7.25	7.43
2019Q2	1.33	2.34	3.31	4.18	5.05	5.82	6.44	6.98	7.34	7.50	7.52
2019Q3	1.02	2.16	3.42	4.55	5.64	6.45	6.92	7.13	7.20	7.20	7.15
2019Q4	0.83	2.07	3.37	4.45	5.12	5.50	5.68	5.79	5.83	5.80	5.73
2020Q1	0.81	1.73	2.46	2.97	3.35	3.59	3.71	3.78	3.82	3.82	3.80
2020Q2	0.44	0.92	1.34	1.65	1.90	2.08	2.21	2.30	2.36	2.38	2.38
2020Q3	0.41	0.81	1.16	1.47	1.72	1.89	2.01	2.10	2.16	2.20	2.21
2020Q4	0.36	0.70	1.01	1.28	1.50	1.68	1.82	1.93	2.02	2.08	2.11
2021Q1	0.27	0.55	0.84	1.10	1.34	1.56	1.74	1.91	—	—	—
2021Q2	0.29	0.57	0.87	1.17	1.46	—	—	—	—	—	—
2021Q3	0.29	0.63	—	—	—	—	—	—	—	—	—
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

	For the Year Ended December 31,
	2019		2020 (1)		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating revenues:
Loan facilitation service fees	3,310,875	55.5	1,908,851	25.2	3,794,182	595,390	40.1
Post-facilitation service fees	1,200,373	20.1	672,981	8.9	1,309,565	205,499	13.8
Guarantee income	—	—	3,386,032	44.8	2,593,512	406,979	27.4
Net interest income (2)	1,106,669	18.6	1,113,337	14.7	1,216,170	190,844	12.8
Other revenue	344,840	5.8	481,886	6.4	556,699	87,358	5.9
Changes in expected discretionary payment to investors protected by investor reserve funds	—	—	—	—	—	—	—

Net revenues	5,962,757	100.0	7,563,087	100.0	9,470,128	1,486,070	100.0

Operating expenses:
Origination, servicing expenses and other cost of revenue	(1,164,716)	(19.5)	(1,315,496)	(17.4)	(1,834,453)	(287,866)	(19.4)
Origination, servicing expenses and other cost of revenue	(43,494)	(0.7)	(10,104)	(0.1)	(7,503)	(1,177)	(0.1)
Sales and marketing expenses	(720,333)	(12.1)	(482,859)	(6.4)	(1,584,233)	(248,601)	(16.7)
General and administrative expenses	(435,816)	(7.3)	(461,116)	(6.1)	(518,245)	(81,324)	(5.5)
Research and development expenses	(390,585)	(6.6)	(370,175)	(4.9)	(434,850)	(68,237)	(4.6)
Credit losses for quality assurance commitment	—	—	(2,007,968)	(26.5)	(1,963,609)	(308,133)	(20.7)
Provision for loans receivable (2)	(299,504)	(5.0)	(463,175)	(6.1)	(374,243)	(58,727)	(4.0)
Provision for accounts receivable and other receivables	(261,882)	(4.4)	(144,661)	(1.9)	(139,226)	(21,848)	(1.5)

Total operating expenses	(3,316,330)	(55.6)	(5,255,554)	(69.5)	(6,856,362)	(1,075,913)	(72.4)

Other income (3)	210,053	3.5	116,469	1.5	122,368	19,202	1.3

Profit before income tax expenses	2,856,480	47.9	2,424,002	32.1	2,736,134	429,359	29.0

Income tax expenses	(481,962)	(8.1)	(455,421)	(6.0)	(240,818)	(37,790)	(2.5)

Net profit	2,374,518	39.8	1,968,581	26.0	2,495,316	391,569	26.3

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

(3)	The following table sets forth the breakdown of our other income:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Other income:
Gain from quality assurance	98,405	1.6	—	—		—	—
Realized gain/(loss) from financial guarantee derivatives	31,444	0.5	—	—	—	—	—
Fair value change of financial guarantee derivatives	(56,287)	(0.9)	—	—	—	—	—
Other income, net	136,491	2.3	116,469	1.5	122,368	19,202	1.3

Total other income	210,053	3.5	116,469	1.5	122,368	19,202	1.3

Revenues
Our operating revenues include loan facilitation service fees, post-facilitation service fees, net interest income and other revenues. We generate revenues primarily by collecting transaction service fees from borrowers for loans funded by individual investors and primarily from institutional funding partners for loans funded by such institutional funding partners.
Loan facilitation service fees
For each loan facilitated on our platform, we collect transaction service fees and allocate such fees between loan facilitation services and post-facilitation services that we provide. Loan facilitation service fees are the portion of transaction service fees collected in relation to the work we perform through our platform in connecting borrowers with institutional funding partners and facilitating the origination of loan transactions.
2021 Compared to 2020.
Loan facilitation service fees increased by 98.8% to RMB3,794.2 million (US$595.4 million) in 2021 from RMB1,908.9 million in 2020, primarily due to the increase in loan origination volume in China, partially offset by the decrease in the average rate of transaction fees. The loan origination volume in China increased from approximately RMB64.1 billion in 2020 to RMB137.4 billion (US$21.6 billion) in 2021. The increase in the loan origination volume in China was primarily driven by the increased loan volume generated from new borrowers.
The loan volume generated from repeat borrowers, who had at least one drawdown before, in China as a percentage of the total loan volume facilitated on our platform in China decreased from 88.2% in 2020 to 80.0% in 2021.
2020 Compared to 2019.
Loan facilitation service fees decreased by 42.3% to RMB1,908.9 million in 2020 from RMB3,310.9 million in 2019, primarily due to the decline in loan origination volume and decrease in the average rate of transaction service fees. The loan origination volume in China decreased from approximately RMB82.2 billion in 2019 to RMB64.1 billion in 2020. The decrease in the loan origination volume in China was primarily due to our business model transformation for transitioning our funding sources from individual investors to institutional funding partners and the impact of
COVID-19
on the Chinese economy in general. The loan volume generated from repeat borrowers, who had at least one drawdown before, in China as a percentage of the total loan volume facilitated on our platform in China increased from 78.1% in 2019 to 88.2% in 2020.
Post-facilitation service fees
Post-facilitation service fees are the portion of transaction service fees collected in relation to services we provide after loan origination, such as repayment facilitation and loan collection.
2021 Compared to 2020.
Post-facilitation service fees increased by 94.6% to RMB1,309.6 million (US$205.5 million) in 2021 from RMB673.0 million in 2020, primarily due to the increase in outstanding loans served by the company and the rolling impact of deferred transaction fees.
2020 Compared to 2019.
Post-facilitation service fees decreased by 43.9% to RMB673.0 million in 2020 from RMB1,200.4 million in 2019, primarily due to the decline in the total amount of outstanding loans served by us and the rolling impact of deferred transaction fees.
Guarantee income
Liabilities of quality assurance commitment are released as guarantee income systematically over the term of the loans subject to quality assurance commitment due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
2021 Compared to 2020.
Our guarantee income decreased by 23.4% to RMB2,593.5 million (US$407.0 million) in 2021 from RMB3,386.0 million in 2020. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. Along with our strategical transition of our business towards better quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to the better asset quality, which resulted in the decrease in our guarantee income.

Other revenue
Other revenue mainly includes, management fees charged to investors who subscribe to investment programs that invest in loans protected by the quality assurance fund, customer referral fees and revenue generated from new business segments.
2021 Compared to 2020.
Other revenue increased by 15.5% to RMB556.7 million (US$87.4 million) in 2021 from RMB481.9 million in 2020, primarily due to the increase in revenue generated from new business segments, partially offset by the decrease in customer referral fees from other third-party platforms.
2020 Compared to 2019.
Other revenue increased by 39.8% to RMB481.9 million in 2020 from RMB344.8 million in 2019, primarily due to the increase in customer referral fees collected from third-party service providers.
Net interest income
In 2021, we recorded RMB1,290.0 million (US$202.4 million) interest income and RMB73.8 million (US$11.6 million) interest expenses, compared to RMB1,341.7 million interest income and RMB228.3 million interest expenses in 2020.
A substantial portion of our interest income and interest expenses in 2021 was related to the trusts we set up in collaboration with trust management companies. In order to provide more flexibilities and access a broader range of investors, we have collaborated with third-party trust management companies to set up numerous trusts. Those trusts are administered by third-party trust management companies. We are considered the primary beneficiary of those trusts and therefore consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP.
In 2020, we recorded RMB1,341.7 million interest income and RMB228.3 million interest expenses, compared to RMB1,342.3 million interest income and RMB235.6 million interest expenses in 2019.
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
Origination, servicing expenses and other cost of revenue
Origination, servicing expenses and other cost of revenue consist primarily of expenses for credit assessment, loan origination, salaries and benefits for the personnel who work on credit checking, data processing and analysis, loan origination, customer service, loan collection and other cost of revenue.
2021 Compared to 2020.
Our origination, servicing expenses and other cost of revenue increased by 39.4% to RMB1,834.5 million (US$287.9 million) in 2021 from RMB1,315.5 million in 2020, primarily due to the increase in expenditures for employee benefits and fees paid to third party service providers. Origination, servicing expenses and other cost of revenue for the period included share-based compensation of RMB13.5 million (US$2.1 million).
2020 Compared to 2019.
Our origination, servicing expenses and other cost of revenue increased by 12.9% to RMB1,315.5 million in 2020 from RMB1,164.7 million in 2019, primarily due to the increase in fees paid to third-party service providers. Origination, servicing expenses and other cost of revenue for the period included share-based compensation of RMB7.6 million (US$1.2 million).
Origination, servicing expenses and other cost of revenue-related party
Origination, servicing expenses and other cost of revenue-related party was reclassified separately from general and administrative expenses in 2019, which consists of expenses for data collection service provided by PPcredit Data Service (Shanghai) Co., Ltd., or PPcredit, a related party controlled by our founders, for its data collection services. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with PPcredit.”
2021 Compared to 2020.
Our origination, servicing expenses and other cost of revenue-related party decreased by 25.7% to RMB7.5 million (US$1.2 million) in 2021 from RMB10.1 million in 2020, primarily due to decreased data collection service from related party.
2020 Compared to 2019.
Our origination, servicing expenses and other cost of revenue-related party decreased by 76.8% to RMB10.1 million in 2020 from RMB43.5 million in 2019, primarily due to decreased data collection service from related party.
Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses.
2021 Compared to 2020.
Our sales and marketing expenses increased by 228.1% to RMB1,584.2 million (US$248.6 million) in 2021 from RMB482.9 million in 2020, primarily due to the increase in online customer acquisition expenses from RMB429.7 million in 2020 to RMB1,377.8 million in 2021. Our online customer acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in expenses associated with online customer acquisition was primarily due to the increase in the number of new registered users on our platform. Our sales and marketing expenses as a percentage of our total operating revenues increased from 6.4% to 16.7% during the same period, primarily attributable to the increase in revenue contribution by new borrowers.
2020 Compared to 2019.
Our sales and marketing expenses decreased by 33% to RMB482.9 million in 2020 from RMB720.3 million in 2019, primarily due to a decrease in online customer acquisition expenses from RMB466.3 million in 2019 to RMB429.7 million in 2020. Our online customer acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The decrease in expenses associated with online customer acquisition was primarily due to the decrease in online advertising on social media channels. Our sales and marketing expenses as a percentage of our total operating revenues decreased from 12.1% to 6.4% during the same period, primarily attributable to the increase in revenue contribution by existing borrowers.

General and administrative expenses
General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses.
2021 Compared to 2020.
Our general and administrative expenses increased by 12.4% to RMB518.2 million (US$81.3 million) in 2021 from RMB461.1 million in 2020, primarily due to the increase in expenditures for employee benefits. General and administrative expenses for the period included share-based compensation of RMB41.3 million (US$6.5 million). Our general and administrative expenses as a percentage of our total operating revenues decreased from 6.1% to 5.5% during the same period, primarily because of the rapid growth in total operating revenues in 2021.
2020 Compared to 2019.
Our general and administrative expenses increased by 5.8% to RMB461.1 million in 2020 from RMB435.8 million in 2019, primarily due to the increase in expenditures for employees benefits. General and administrative expenses for the period included share-based compensation of RMB18.1 million. Our general and administrative expenses as a percentage of our total operating revenues decreased from 7.3% to 6.1% during the same period, primarily because of the rapid growth in total operating revenues in 2020.
Research and development expenses
Research and development expenses was reclassified separately from general and administrative expenses in 2019.
2021 Compared to 2020.
Research and development expenses increased by 17.5% to RMB434.9 million (US$68.2 million) in 2021 from RMB370.2 million in 2020 as we continued to invest in our technology capabilities in 2021.
Our research and development expenses in 2021 included the share-based compensation expenses of RMB40.4 million (US$6.3 million). Our research and development expenses as a percentage of our total operating revenues decreased from 4.9% to 4.5%.
2020 Compared to 2019.
Research and development expenses decreased by 5.2% to RMB370.2 million in 2020 from RMB390.6 million in 2019 due to a more streamlined workforce in technology-related departments. Our research and development expenses in 2020 included the share-based compensation expenses of RMB16.5 million. Our research and development expenses as a percentage of our total operating revenues decreased from 6.6% to 4.9%.
Credit losses for quality assurance commitment
Credit losses for quality assurance commitment was accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460 due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
Credit losses for quality assurance commitment decreased by 2.2% to RMB1,963.6 million (US$308.1 million) in 2021 from RMB2,008.0 million in 2020, primarily due to the improved asset quality, partially offset by the increase in outstanding loan balance.
Provision for loans receivable
2021 Compared to 2020
.
Our provision for loans receivables decreased by 19.2% to RMB374.2 million (US$58.7 million) in 2021 from RMB463.2 million in 2020, primarily due to the improved delinquency rates, partially offset by the increase in loan origination volume.
2020 Compared to 2019.
Our provision for loans receivables increased by 54.7% to RMB463.2 million in 2020 from RMB299.5 million in 2019, primarily due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020, which requires us to recognize the lifetime credit losses upon initial recognition and change in loan portfolio mix in 2020.

Provision for accounts receivable and other receivables
2021 Compared to 2020.
Our provision for accounts receivables and other receivables decreased by 3.8% to RMB139.2 million (US$21.8 million) in 2021 from RMB144.7 million in 2020, primarily due to the improvement in delinquency rates and partially offset by the increase in outstanding loan balance.
2020 Compared to 2019.
Our provision for accounts receivables and other receivables decreased by 44.8% to RMB144.7 million in 2020 from RMB261.9 million in 2019, primarily due to the decline in loan origination volume and the improvement in delinquency rates.
Other income
2021 Compared to 2020.
We recorded other income of RMB122.4 million (US$19.2 million) in 2021, compared to other income of RMB116.5 million in 2020. We recorded other income in 2021 primarily due to the interest income from short-term investments and the government subsidies. Gain from quality assurance was nil in 2021, due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020. Realized gain (loss) from financial guarantee derivatives and fair value change of financial guarantee derivatives was nil in 2021, due to the winding down of our investment programs in the fourth quarter of 2019 as a result of our decision to discontinue our online lending information intermediary business.
2020 Compared to 2019.
We recorded other income of RMB116.5 million in 2020, compared to other income of RMB210.1 million in 2019. We recorded other income in 2020 primarily because we had other income of RMB116.5 million from government subsidies and investment income from financial assets held for trading. Gain from quality assurance was nil in 2020 due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020. Realized gain (loss) from financial guarantee derivatives and fair value change of financial guarantee derivatives was nil in 2020 due to the winding down of our investment programs in the fourth quarter of 2019 as a result of our decision to discontinue our online lending information intermediary business.
Income tax expenses
2021 Compared to 2020.
Our income tax expenses decreased from RMB455.4 million in 2020 to RMB240.8 million (US$37.8 million) in 2021, primarily due to change in preferential tax rate for certain qualified subsidiaries, partially offset by the increase in pre-tax
profit.
2020 Compared to 2019.
Our income tax expenses decreased from RMB482.0 million in 2019 to RMB455.4 million in 2020, primarily due to the decrease in pre-tax
profit and change in effective tax rate due to change in revenue contribution from different subsidiaries.
Net profit
As a result of the foregoing, our net profit was RMB2.4 billion in 2019, RMB2.0 billion in 2020 and RMB2.5 billion (US$391.6 million) in 2021.
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

China
Generally, our PRC subsidiaries, consolidated variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Besides, a company is qualified as a “software enterprise,” that company is entitled to an exemption of income tax for the first two fiscal years and a favorable tax rate of 12.5% from the third to the fifth year. Such qualification is reassessed by relevant governmental authorities annually. In 2021, four of our PRC subsidiaries were qualified as high and new technology enterprises and are entitled to a preferential income tax rate of 15%. In 2021, one of our PRC subsidiaries were recognized as a “software enterprise.” As such, they are entitled to enjoy an income tax exemption or a 50% reduction for 2021.
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
The following table sets forth selected information from our consolidated balance sheet as of December 31, 2019, 2020 and 2021. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The following selected consolidated balance sheet as of December 31, 2019 are derived from our audited consolidated balance sheet as of December 31, 2019 not included in this annual report.

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Assets:
Cash and cash equivalents	2,324,542	2,632,174	4,418,127	693,301
Restricted cash	3,686,203	3,484,227	4,073,414	639,208
Short-term investments	114,560	1,970,958	1,204,901	189,075
Quality assurance receivable, net of credit loss allowance for quality assurance receivable	3,649,642	1,121,554	931,798	146,219
Investments	952,833	950,515	971,117	152,389
Contract assets	20,555	—	—	—

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
Account receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets	902,860	863,906	1,890,846	296,715
Total assets	18,304,456	14,882,185	18,138,551	2,846,335
Liabilities and shareholders’ equity
Liabilities:
Payable to platform customers	684,630	103,453	81,150	12,734
Quality assurance payable	4,776,153	—	—	—
Deferred guarantee income	—	1,259,396	1,089,503	170,967
Expected credit losses for quality assurance commitment	—	2,390,501	3,188,561	500,355
Funds payable to investors of consolidated trusts	3,660,483	1,661,841	1,795,640	281,775
Total liabilities	10,292,976	6,451,855	7,428,941	1,165,762

Total shareholders’ equity	8,011,480	8,430,330	10,709,610	1,680,573

Cash and cash equivalents
Our cash and cash equivalents increased by 13.2% from RMB2.3 billion as of December 31, 2019 to RMB2.6 billion as of December 31, 2020, primarily due to an increase in the operating cash flows.
Our cash and cash equivalents increased by 67.9% from RMB2.6 billion as of December 31, 2020 to RMB4.4 billion (US$693.3 million) as of December 31, 2021, primarily due to the maturity of some of the wealth management products we purchased previously.
Restricted cash
Restricted cash mainly included cash under the quality assurance commitment and in the quality assurance fund, cash in investor reserve funds, cash received from investors and borrowers that has yet to be disbursed, cash received via consolidated trust that has not been distributed, cash held as collateral for short-term borrowings and cash held in escrow accounts. The following table sets forth a breakdown of our restricted cash as of December 31, 2019, 2020 and 2021:

	As of December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	1,473,749	1,671,785	2,042,084	320,448
Investor reserve funds	41,958	—	—	—
Cash received from investors and borrowers	684,630	103,453	81,150	12,734
Cash received via consolidated trust that has not yet been distributed	799,646	482,285	341,397	53,573
Collateral for short-term borrowings	251,853	—	—	—
Escrow accounts	44,367	701,673	1,281,869	201,153
Designated accounts for security deposits	390,000	—	—	—
Cash received from borrower to be distributed to funding partners	—	225,031	326,914	51,300
Cash held in capital verification account	—	300,000	—	—

Total restricted cash	3,686,203	3,484,227	4,073,414	639,208

Restricted cash decreased by 5.5% from RMB3.7 billion as of December 31, 2019 to RMB3.5 billion as of December 31, 2020, primarily due to (i) a decrease of RMB581.2 million in cash received from investors or borrowers due to a settlement time lag, (ii) a decrease of RMB317.4 million in cash received via consolidated trusts that has not yet been distributed resulting from the decrease in the outstanding loan balances of consolidated trusts, (iii) a decrease of RMB251.9 million in cash held as collateral for short-term borrowings due to a decrease in short-term borrowings, (iv) a decrease of RMB390.0 million in cash held in designated account, and (v) a decrease of RMB42.0 million in cash held in investor reserve funds, which was largely offset by (i) an increase of RMB300.0 million in cash held in capital verification account under the name of a newly formed subsidiary of us as the paid-in
capital, (ii) an increase of RMB225.0 million in cash received from borrowers that has not yet been disbursed to institutional funding partners due to a settlement time lag, (iii) an increase of RMB198.0 million in cash in quality assurance due to improvement in asset quality, and (iv) an increase of RMB657.3 million in cash held in escrow accounts.

Restricted cash increased by 16.9% from RMB3.5 billion as of December 31, 2020 to RMB4.1 billion (US$639.2 million) as of December 31, 2021, primarily due to (i) an increase of RMB580.2 million in escrow accounts due to increased guarantee amount for our financing guarantee, (ii) an increase of RMB370.3 million in quality assurance commitment and quality assurance fund due to the increase in loan origination volume, partially offset by the improved delinquency rates, and (iii) an increase of RMB101.9 million in cash received from borrower to be distributed to funding partners due to a settlement time lag, which was largely offset by (i) a decrease of RMB300.0 million in cash held in capital verification account due to no capital verification in progress at the end of 2021, and (ii) a decrease of RMB140.9 million in cash received via consolidated trust that has not yet been distributed due to the decrease in the outstanding loan balances of consolidated trusts, and (iii) a decrease of RMB22.3 million in cash received from investors and borrowers due to a settlement time lag.
Short-term investments
Short-term investments mainly consist of investments in time deposits placed with banks with original maturities between three months and one year and investments in short-term wealth management products.
Our short-term investments increased significantly from RMB114.6 million as of December 31, 2019 to RMB1,971.0 million as of December 31, 2020, primarily due to our purchase of wealth management products.
Our short-term investments decreased by 38.9% from RMB1,971.0 million as of December 31, 2020 to RMB1,204.9 million (US$189.1 million) as of December 31, 2021, primarily due to the maturity of some wealth management products we purchased previously.
Quality assurance receivable
Quality assurance receivable decreased by 69.3% from RMB3.6 billion as of December 31, 2019 to RMB1.1 billion as of December 31, 2020, primarily due to the discontinuation of our investment programs in 2020.
Quality assurance receivable decreased by 16.9% from RMB1.1 billion as of December 31, 2020 to RMB0.9 billion (US$146.2 million) as of December 31, 2021, primarily due to the improved delinquency rates, partially offset by the increase in loan origination volume.
Accounts receivable and contract assets and related provision
Accounts receivable and contract assets primarily consists of transaction service fees for facilitation and post facilitation services. Provision for credit loss allowance mainly consist of provision for accounts receivable and contract assets for loan facilitation and post facilitation services.
Accounts receivable increased by 0.4% to RMB1.1 billion in 2020 from RMB1.0 billion in 2019, mainly due to the increase in loan origination volume in the fourth quarter of 2020. Provision for credit loss allowance increased from RMB145.7 million in 2019 to RMB188.7 million in 2020, mainly due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
Accounts receivable and contract assets increased by 103.4% to RMB2.1 billion (US$336.1 million) in 2021 from RMB1.1 billion in 2020, mainly due to the increase in loan origination volume in the fourth quarter of 2021. Provision for credit loss allowance increased from RMB188.7 million in 2020 to RMB250.7 million (US$39.3 million) in 2021, mainly due to the increase in loan origination volume in 2021.
Payable to platform customers
Payable to platform customers primarily represents the amount payable to investors or borrowers but was temporarily held by us due to a settlement time lag.

Payable to platform customers decreased by 84.9% from RMB684.6 million as of December 31, 2019 to RMB103.5 million as of December 31, 2020, primarily due to a decrease in outstanding loans facilitated by individual investors on our platform as we ceased facilitating new loans with funding from individual investors in October 2019.
Payable to platform customers decreased by 21.6% from RMB103.5 million as of December 31, 2020 to RMB81.2 million (US$12.7 million) as of December 31, 2021, primarily because we ceased facilitating new loans with funding from individual investors in October 2019.
Quality assurance payable
Quality assurance payable was nil as of December 31, 2020 and nil as of December 31, 2021, primarily due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
Deferred guarantee income
Deferred guarantee income was RMB1.3 billion as of December 31, 2020 compared to nil as of December 31, 2019, primarily due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
Deferred guarantee income was RMB1.1 billion (US$171.0 million) as of December 31, 2021 compared to RMB1.3 billion as of December 31, 2020, primarily due to the improved delinquency rates.
Expected credit losses for quality assurance commitment
Expected credit losses for quality assurance commitment was RMB2.4 billion as of December 31, 2020 compared to nil as of December 31, 2019, primarily due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
Expected credit losses for quality assurance commitment was RMB3.2 billion (US$500.4 million) as of December 31, 2021 compared to RMB2.4 billion as of December 31, 2020, primarily due to the increase in the outstanding loan balance, partially offset by the improved delinquency rates.
Funds payable to investors of consolidated trusts
Funds payable to investors of consolidated trusts decreased by 54.6% to RMB1.7 billion in 2020 from RMB3.7 billion in 2019, mainly due to the decrease in the volume of consolidated trusts.
Funds payable to investors of consolidated trusts increased by 8.1% to RMB1.8 billion (US$281.8 million) in 2021 from RMB1.7 billion in 2020, mainly due to the increase in the loan origination volume of consolidated trusts.

Recent Accounting Pronouncements
See note 2 to the consolidated financial statements on page
F-42
for details on recent accounting pronouncements and our adoption of certain accounting rules.
Inflation
To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources
Cash Flows and Working Capital
To date, we have financed our operations primarily through cash generated by operating activities. As of December 31, 2019, 2020 and 2021, we had RMB2.3 billion, RMB2.6 billion and RMB4.4 billion (US$693.3 million), respectively, in cash and cash equivalents. In November 2017, we completed our initial public offering in which we issued and sold an aggregate of 17,000,000 ADSs, representing 85,000,000 class A ordinary shares, resulting in net proceeds to us of approximately US$205.0 million. Concurrently with our initial public offering, we sold 19,230,769 ordinary shares to Sun Hung Kai & Co. Limited in a private placement, resulting in net proceeds to us of approximately US$49.5 million. Our cash and cash equivalents primarily consist of cash on hand and short-term bank demand deposits. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months.
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

Although we consolidate the results of Beijing Paipairongxin, Shanghai Zihe, and Shanghai Ledao, three of the consolidated variable interest entities, and their subsidiaries, we only have access to the assets or earnings of Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao and their subsidiaries through our contractual arrangements with Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” Substantially all of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiary to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiary is required to set aside at least 10% of its after-tax
profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.” The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by/(used in) operating activities	(215,522)	2,206,909	630,227	98,896
Net cash provided by/(used in) investing activities	(828,219)	1,041,496	1,994,845	313,035
Net cash provided by/(used in) financing activities	1,749,512	(3,091,279)	(239,800)	(37,631)
Net increase in cash, cash equivalents and restricted cash	717,024	105,656	2,375,140	372,712
Cash, cash equivalents and restricted cash at beginning of year	5,293,721	6,010,745	6,116,401	959,797
Cash, cash equivalents and restricted cash at end of year	6,010,745	6,116,401	8,491,541	1,332,509
Operating activities
Net cash provided by operating activities was RMB630.2 million (US$98.9 million) in 2021. In 2021, the difference between our net cash provided by operating activities and our net profit of RMB2.5 billion (US$391.6 million) resulted mainly from a net gain from investment in loans of RMB1.2 billion (US$190.8 million), an increase in accounts receivable of RMB1.2 billion (US$183.0 million), an increase in prepaid expenses and other assets of RMB875.3 million (US$137.4 million), an increase of expected credit losses for quality assurance commitment of RMB798.1 million (US$125.2 million) and a provision for loans receivable of RMB374.2 million (US$58.7 million). The gain from investment in loans was primarily due to the interest income from loans held by consolidated trusts. The increase in accounts receivable was primarily due to the increase in loan origination volume in the fourth quarter of 2021. The increase in prepaid expenses and other assets was primarily due to increased amount of deposits required by institutional funding partners as a result of the increase in outstanding loan balance. The increase of expected credit losses for quality assurance commitment was primarily due to the increase in outstanding loan balance and partially offset by the improvement in delinquency rates. The provision for loans receivable was primarily due to the recognition of the life time credit losses upon initial recognition after our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020.
Net cash provided by operating activities was RMB2.2 billion in 2020. In 2020, the difference between our net cash provided by operating activities and our net profit of RMB2.0 billion resulted mainly from a decrease in quality assurance receivable of RMB2.5 billion, a provision for loans receivable of RMB463.2 million, a decrease in prepaid expenses and other assets of RMB353.4 million, a net gain from investment in loans of RMB1.1 billion, and a decrease in payable to platform customers of RMB581.2 million. The decrease in quality assurance receivable was primarily due to the discontinuation of our investment programs in 2020. The provision for loans receivable was primarily due to the recognition of the life time credit losses upon initial recognition after our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020. The decrease in prepaid expenses and other assets was primarily due to decreased amount of deposits required by institutional funding partners. The decrease in quality assurance payable was primarily due to our adoption of ASC 326, Measurement of Credit Losses on Financial Instruments, on January 1, 2020. The gain from investment in loans was primarily due to the interest income from loans held by consolidated trusts. The decrease in payable to platform customers was primarily due to a decrease in outstanding loans facilitated by individual investors on our platform as we ceased facilitating new loans with funding from individual investors in October 2019.

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
Investing activities
Net cash provided by investing activities was RMB2.0 billion (US$313.0 million) in 2021, which was mainly attributable to proceeds from short-term investments in an amount of RMB13.5 billion (US$2.1 billion) from maturity of wealth management products, and proceeds from investment in loans originated and held by us in an amount of RMB7.0 billion (US$1.1 billion), partially offset by cash paid for purchase of short-term investments (mainly wealth management products) in an amount of RMB12.7 billion (US$2.0 billion), and cash paid for investment in loans originated and held by us in an amount of RMB5.8 billion (US$911.6 million).
Net cash provided by investing activities was RMB1.0 billion in 2020, which was mainly attributable to proceeds from investment in loans originated and held by us in an amount of RMB12.8 billion, and proceeds from short-term investments in an amount of RMB6.2 billion from maturity of wealth management products, partially offset by cash paid for investment in loans originated and held by us in an amount of RMB9.8 billion, and cash paid for purchase of short-term investments (mainly wealth management products) in an amount of RMB8.0 billion.
Net cash used in investing activities was RMB828.2 million in 2019, which was mainly attributable to cash paid for investment in loans originated and held by us in an amount of RMB12.1 billion, and cash paid for purchase of short-term investments (mainly wealth management products) in an amount of RMB3.9 billion, and cash paid for purchase of investments in an amount of RMB803.7 million, partially offset by proceeds from investment in loans originated and held by us in an amount of RMB10.5 billion, and proceeds from short-term investments in an amount of RMB5.5 billion from maturity of wealth management products.
Financing activities
Net cash used in financing activities was RMB239.8 million (US$37.6 million) in 2021, which was mainly attributable to cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.6 billion (US$247.0 million), dividends payout in amount of RMB317.6 million (US$49.8 million), partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.6 billion (US$258.0 million).
Net cash used in financing activities was RMB3.1 billion in 2020, which was mainly attributable to cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB3.0 billion, the repurchase of our ADSs in an amount of RMB380.0 million, dividends payout in amount of RMB263.6 million, and repayment of short-term borrowing in amount of RMB235 million, partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB766.2 million.
Net cash provided by financing activities was RMB1.7 billion in 2019, which was mainly attributable to cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB3.4 billion, and cash received from short-term borrowings in an amount of RMB235.0 million, partially offset by cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.5 billion, and dividends payout in amount of RMB390.7 million.
Material cash requirements
Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.
We made capital expenditures of RMB48.7 million, RMB11.0 million and RMB55.3 million (US$8.7 million) in 2019, 2020 and 2021, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2022 are expected to be approximately RMB85 million (US$13.3 million), primarily due to the optimizations of server units and IT infrastructure.
Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable
operating lease arrangements. Payment due by December 31, 2021 for our operating lease obligations was RMB36.3 million (US$5.7 million).

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.
We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We do not have retained or contingent interests in assets transferred. We have not entered into contractual arrangements that support the credit, liquidity or market risk for transferred assets. We do not have obligations that arise or could arise from variable interests held in an unconsolidated entity, or obligations related to derivative instruments that are both indexed to and classified in our own equity, or not reflected in the statement of financial position.
Holding Company Structure
FinVolution Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, three consolidated variable interest entities and their subsidiaries in China. As a result, FinVolution Group’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated variable interest entities is required to set aside at least 10% of its after-tax
profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries may allocate a portion of its after-tax
profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the consolidated variable interest entities may allocate a portion of its after-tax
profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries are not able to pay dividends out of China until they generate accumulated profits and meet the requirements for statutory reserve funds. In 2020, Shanghai Guangjian, one of our PRC subsidiaries, had paid dividends of RMB79.5 million out of China.

C.	Research and Development, Patents, and Licenses, etc.
See “Item 4. Information On the Company—B. Business Overview—Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. The use of estimates is an integral component of the financial reporting process, though actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management. For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies.” You should read the following description of critical accounting estimates in conjunction with our consolidated financial statements and other disclosures included in this annual report.
Revenue Recognition
Nature of estimate: We operate an online consumer finance platform that matches borrowers with institutional funding investors. Typically, we provided quality assurance service, loan facilitation services and post-facilitation services to the borrowers and institutional funding partners. The quality assurance service is within the scope of ASC Topic 460 Guarantees and recorded at fair value at the inception of the loans. For loan facilitation services and post-facilitation services we provide, we charged one combined transaction service fee, each of which we have assessed and concluded that they were distinct performance obligations.
Assumptions: The combined transaction price was allocated to loan facilitation and post-facilitation services based on their standalone selling price. We did not have an observable standalone selling price for the loan facilitation or post-facilitation services because we did not provide such services on a standalone basis in similar circumstances to similar customers, and because there was no directly observable standalone selling price that was reasonably available for similar services in the market. As a result, we used an expected “cost plus margin” approach to estimate the standalone selling prices. As part of the expected “cost plus margin” model, we made certain assumptions including estimates of the cost of providing the services, plus a reasonable profit margin. When our estimates of the standalone selling prices for loan facilitation service increased/decreased by 1% while holding all other estimates constant, our loan facilitation service revenue would increase/decrease by approximately RMB70 million. Our estimate of the key assumptions related to revenue recognition did not change significantly throughout the periods presented.
Allowance for Credit Losses
We have the following types of financial assets and liabilities that are subject to credit losses of borrowers: accounts receivable and contract assets, quality assurance receivable, loans receivable and expected credit losses for quality assurance commitment.
Nature of estimate: Measurement of credit losses on financial instruments, which requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.
Assumptions: The credit losses related to these financial assets and liabilities are estimated mainly based on historical default experience, known or inherit risks in the portfolio, current economic conditions, and macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The estimate of expected credit losses is sensitive to our assumptions in these factors. When change in one of our estimates or a combined effect of changes of multiple estimates, which results in a 1% increase/decrease in our default rate while holding all other estimates constant, there would be approximately RMB1,146 million pre-tax impact to our consolidated results of operations. Our estimate of the key assumptions related to credit losses did not change significantly throughout the periods presented.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaofeng Gu	43	Chairman of the Board, Chief Innovation Officer
Tiezheng Li	37	Vice Chairman of the Board, President
Jun Zhang	44	Director

Honghui Hu	44	Director
Simon Tak Leung Ho	48	Director
Jimmy Y. Lai	65	Independent Director
Bing Xiang	59	Independent Director
Feng Zhang	46	Chief Executive Officer
Jiayuan Xu	41	Chief Financial Officer
Yuxiang Wang	42	Chief Technology Officer and Chief Product Officer
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
Mr.
 Simon Tak Leung Ho
has been serving as our director since November 2020. Mr. Ho served as our chief financial officer from September 2016 to November 2020. Mr. Ho currently serves as the chief financial officer of Tianxia Technology Limited. Prior to joining us, Mr. Ho served various positions at Citigroup Global Markets Asia Limited from 2008 to 2016 including managing director and head of Asian financials research. Mr. Ho received his bachelor’s degree in engineering from Northwestern University, Illinois. Mr. Ho is also a Chartered Financial Analyst.
Mr.
 Jimmy Y. Lai
has been serving as our independent director since November 2017. Mr. Lai currently serves as the chief financial officer of Kneron, a leading provider of full stack edge AI solutions company. Mr. Lai also serves as an independent director of several other NYSE-listed companies, including Zepp Corporation (NYSE: ZEPP). Mr. Lai served as the chief financial officer of China Online Education Group, a leading online education platform in China listed on the NYSE, from June 2015 to December 2018. Prior to joining China Online Education Group in 2015, Mr. Lai served as the chief financial officer for several companies, including Chukong Technologies Corp., a leading mobile entertainment platform company in China, from 2013 to 2015, Gamewave Corporation, a leading webgame company in China, from 2011 to 2013, Daqo New Energy Corp., an NYSE-listed company and a leading polysilicon manufacturer based in China, from 2009 to 2011, Linktone Ltd., a NASDAQ-listed company and a leading provider of wireless interactive entertainment services to consumers in China, from 2008 to 2009 and Palm Commerce Holdings, a leading information technology solution provider for the China lottery industry, from 2006 to 2008. Prior to that, Mr. Lai served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Main Board of the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his MBA from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

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
For the fiscal year ended December 31, 2021, we paid an aggregate of approximately RMB21.8 million (US$3.4 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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
Share Incentive Plans
2013 Plan
In June 2013, our board of directors approved our stock option plan, as amended, or the 2013 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2013 Plan is 221,917,800. As of the completion of our initial public offering, options to purchase 134,455,800 Class A ordinary shares had been granted and outstanding but no ordinary shares underlying those options are issued and outstanding due to the exercisability restriction before the initial public offering of our ordinary shares. As of March 31, 2022, options to purchase 127,415,885 Class A ordinary shares were granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 126,415,885 Class A ordinary shares underlying those options were issued.
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
2017 Plan
In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the
100-for-1
share split effected by us in October 2017. As of March 31, 2022, options to purchase 6,885,045 Class A ordinary shares had been granted (excluding those cancelled, forfeited or expired) under the 2017 Plan and 3,333,515 Class A ordinary shares underlying those options were issued and outstanding. As of March 31, 2022, 93,816,715 restricted share units had been granted (excluding those cancelled, forfeited or expired) and 23,313,910 Class A ordinary shares underlying these restricted share units were issued.
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
Term of options.
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
The following table summarizes, as of March 31, 2022, the options granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 2017 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaofeng Gu	*	0.126	March 21, 2016	March 20, 2021
Tiezheng Li	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	1.400	February 1, 2018	January 31, 2023
	*	0.654	January 28, 2019	January 27, 2024
Jun Zhang	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	1.400	February 1, 2018	January 31, 2023
Honghui Hu	*	0.007	January 29, 2014	January 28, 2019
	*	0.126	March 21, 2016	March 20, 2021
Simon Tak Leung Ho	*	0.126	September 7, 2016	September 6, 2022
	*	1.400	February 1, 2018	January 31, 2023
	*	0.330	April 6, 2020	April 6, 2022
Feng Zhang	*	0.028	May 24, 2015	May 23, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Jiayuan Xu	*	0.030	May 5, 2015	May 4, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	0.330	April 6, 2020	April 5, 2025
Yuxiang Wang	*	0.030	June 15, 2015	June 14, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Other grantees as a group	62,344,020	From 0.0001 to 1.400	From July 1, 2012 to April 6, 2020	From June 30, 2018 to April 5, 2025

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2022, the restrict share units granted under the 2017 Plan to our directors and executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Tiezheng Li	*	October 6, 2020	October 5, 2025
Bing Xiang	*	May 24, 2021	May 23, 2026
Jimmy Y. Lai	*	May 24, 2021	May 23, 2026
Feng Zhang	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
Jiayuan Xu	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
Yuxiang Wang	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
Other grantees as a group	66,310,630	From February 1, 2018 to February 22, 2022	From January 31, 2023 to February 21, 2027

*	Less than 1% of our total outstanding shares.

C.	Board Practices
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
In addition, we have determined that Jimmy Y. Lai qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing the independent auditors and pre-approving

•	all auditing and non-auditing

•	services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•	reviewing and approving all proposed related party transactions;

•	meeting separately and periodically with management and the independent auditors; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
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
Terms of Directors and Officers
Our directors may be appointed by a resolution of our board of directors, or by a special resolution of our shareholders. Our directors are not subject to a term of office (unless this is expressly set out in the director’s appointment) and hold office until such time as they are removed from office by special resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated, or (v) is removed from office pursuant to our currently effective articles of association. Our officers are appointed by and serve at the discretion of the board of directors.

D.	Employees
We had 4,259 employees as of December 31, 2021. As of December 31, 2021, 1,613 of our employees were located in Shanghai while the remaining employees were located in other regions. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

	As of December 31, 2021
	Number of employees	% of total
Functions:
Operations	831	19.5%
Risk Management	862	20.2%
Research and Development	663	15.6%
Sales and Marketing	1,593	37.4%
General and Administration	310	7.3%

Total number of employees	4,259	100.0%

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
Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2022 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.
We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,426,018,249 outstanding ordinary shares (consisting of 846,818,249 Class A ordinary shares and 579,200,000 Class B ordinary shares) as of March 31, 2022.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2022
	Class A ordinary shares		Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power † †
Directors and Executive Officers** :
Shaofeng Gu (1)	24,400,480		394,818,900	29.4%	63.7%
Tiezheng Li (2)	7,865,650		27,987,900	2.5%	4.6%
Jun Zhang (3)	10,350,000		75,209,800	6.0%	12.2%
Honghui Hu (4)	8,225,000		54,883,400	4.4%	8.9%
Simon Tak Leung Ho		*	—	*	*
Jimmy Y. Lai		*	—	*	*
Bing Xiang		*	—	*	*
Feng Zhang		*	—	*	*
Jiayuan Xu		*	—	*	*
Yuxiang Wang		*	—	*	*
All directors and executive officers as a group	75,857,845		552,900,000	44.0%	89.5%
Principal Shareholders:
PPD Investment Limited (5)	24,400,480		394,818,900	29.4%	63.7%
Seahawk China Dynamic Fund (6)	108,340,885		—	7.6%	0.9%
Metallica Holding Limited (7)	10,350,000		75,209,800	6.0%	12.2%

*	Less than 1% of our total outstanding shares.

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

†
For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2022.

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
basis.

(1)
Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 4,880,096 ADSs, representing 24,400,480 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)
Represents (i) 27,987,900 Class B ordinary shares directly held by Happyariel Holding Limited, a company incorporated in the British Virgin Islands, (ii) 1,308,130 ADSs, representing 6,540,650 Class A ordinary shares directly held by Happyariel Holding Limited, and (iii) 1,325,000 Class A ordinary shares that Mr. Tiezheng Li may purchase upon exercise of options within 60 days after March 31, 2022. Mr. Tiezheng Li is the sole shareholder and the sole director of Happyariel Holding Limited. The registered office address of Happyariel Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)
Represents (i) 75,209,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 2,070,000 ADSs, representing 10,350,000 Class A ordinary shares, directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands

(4)
Represents (i) 54,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 1,645,000 ADSs, representing 8,225,000 Class A ordinary shares, directly held by Emma & Oliver Holding Limited. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(5)
Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 4,880,096 ADSs, representing 24,400,480 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(6)
Represents 21,668,177 ADSs, representing 108,340,885 Class A ordinary shares directly held by Seahawk China Dynamic Fund, as reported in a Schedule 13G/A filed by Seahawk China Dynamic Fund and Gold Dragon Worldwide Asset Management Limited on March 2, 2022. Gold Dragon Worldwide Asset Management Limited is the investment manager for Seahawk China Dynamic Fun pursuant to an investment management agreement and, as such, has discretionary authority to vote and dispose of the 108,340,885 Class A ordinary shares. The registered office of the Seahawk China Dynamic Fund is 89 Nexus Way, Camana Bay, Grand Cayman,
KY1-9009,
Cayman Islands. The business address of Gold Dragon Worldwide Asset Management Limited is Unit
4004-05,
40/F, COSCO Tower, 183 Queen’s Road, Central, Hong Kong.

(7)
Represents (i) 75,209,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 2,070,000 ADSs, representing 10,350,000 Class A ordinary shares, directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands

As of March 31, 2022, none of our outstanding Class A or Class B ordinary shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions
Contractual Arrangements
PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate our relevant business through Beijing Paipairongxin, Shanghai Zihe, and Shanghai Ledao, the consolidated variable interest entities, and their subsidiaries based on series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”
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
Employment Agreements and Indemnification Agreements
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”
Share Incentive Plans
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”
Transactions with PPcredit
We use data collection services from PPcredit, a company controlled by our founders, based on arm’s length transaction terms and conditions. In 2020, we and PPcredit agreed to extend the term of the original service agreement for another year. In 2018, 2019 and 2020, we incurred RMB109.7 million, RMB43.5 million and RMB10.1 million (US$1.5 million) expenses for such services. As of December 31, 2019, 2020 and 2021, the amount due to PPcredit was RMB4.3 million, RMB2.0 million and RMB2.3 million (US$0.4 million).
In 2018, we entered into an agreement with PPcredit to provide PPcredit with human resources and accounting services based on arm’s length transaction terms and conditions at a consideration of RMB3.3 million. As of December 31, 2019, 2020 and 2021, the amount due from PPcredit was nil, nil and nil.

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
These actions allege that defendants made misstatements and omissions in connection with our initial public offering in November 2017 in violation of the Securities Act of 1933. The Lai Case also advances claims under the Securities Exchange Act of 1934. On October 16, 2018, the Supreme Court of the State of New York consolidated the two state court lawsuits (the Huang Case and the Vora Case) under the caption In re PPDAI Group Securities Litigation, No. 654482/2018 (the “New York State Action”). On December 17, 2018, the plaintiffs in the New York State Action filed a consolidated amended complaint, which the Company and certain other defendants moved to dismiss. On February 26, 2020, the Court in the New York State Action granted in part and denied in part defendants’ motion to dismiss. The Company and certain other defendants appealed the partial denial of their motion. On February 21, 2019, the U.S. District Court for the Eastern District of New York consolidated the two federal court lawsuits (the Lai Case and the Goyal Case) under the caption In re PPDAI Group Inc. Securities Litigation, No.
18-cv-6716-FB-JO
(the “Federal Court Action”) . On April 22, 2019, plaintiffs in the Federal Court Action filed a second amended complaint. Defendants filed a motion to dismiss the Federal Court Action, which was fully briefed as of January 17, 2020. On December 9, 2020, the parties notified both courts that they reached an agreement in principle to settle both lawsuits. On June 11, 2021, the lead plaintiffs in both actions filed an unopposed motion with the Federal Court for preliminary approval of a global settlement of both the Federal Court Action and the New York State Action for a settlement amount of US$9 million in total, among which our company borne US$1.35 million and the insurers were responsible for the remaining US$7.65 million. The Federal Court granted that motion and, on December 16, 2021, held a settlement fairness hearing. On January 21, 2022, the Federal Court approved the settlement and issued final judgment, ending the Federal Court Action. On February 11, 2022, the parties submitted a stipulation of dismissal for the New York State Action. On April 5, 2022, the New York State Court
so-ordered
the stipulation of dismissal.
Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.
Dividend Policy
Our board of directors declared dividends in March 2019, March 2020, March 2021 and March 2022. In addition, in March 2022, our board of directors approved an annual cash dividend policy, pursuant to which we will declare and distribute a recurring cash dividend at an amount of no less than 10% of our net income after tax in the previous fiscal year in the future. Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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
We are a Cayman Islands exempted company with limited liability and our corporate affairs are governed by our memorandum and articles of association, as amended from time to time and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

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
Dividend.
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

Appointment and Removal of Directors
. Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.
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
Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.
Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were likely a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2021, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.
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
A
non-United
States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are listed on the NYSE and is considered readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United
States-PRC
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
As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.
Sale or Other Disposition of ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Pursuant to recently issued United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the recently issued United States Treasury Regulations.
As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.
Passive Foreign Investment Company Rules
As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2021, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market
election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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
As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market
election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable United States Treasury regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the NYSE, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election
cannot technically be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market
election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.
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
We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form
20-F
within four months after the end of each fiscal year, which is December 31. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
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
Fees and Other Payments Made by the Depositary to Us
The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2021, we received US$6.6 million (RMB1.0 million) reimbursement from the depositary.

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
For the period from November 9, 2017, the date that the registration statement on Form
F-1
was declared effective by the SEC, to December 31, 2021, we fully used our net proceeds from our initial public offering as follows:

•	Approximately US$74.1 million for shares repurchases;

•	Approximately US$83.2 million for dividend distribution;

•	Approximately US$20.0 million for the acquisition of, and/or investment in, technologies, solutions and/or businesses that complement our business; and

•	Approximately US$75.0 million for general corporate purposes.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in
Rule 13a-15(e)
under the Exchange Act) as of the end of the period covered by this report, as required by Rule
13a-15(b)
under the Exchange Act.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we filed and furnished under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we filed or submitted under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.
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
As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2021.
Attestation Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2021 as stated in its report, which appears on page
F-2
of this annual report on Form
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

	2020		2021
	(RMB’000)	(US$’000)*	(RMB’000)	(US$’000) *
Audit fees (1)	8,800	1,349	9,800	1,538
Audit-related fees (2)	—	—	—	—
Tax fees (3)	—	—	403.7	63.4
All other fees (4)	378	58	328	51

*
The US$ amounts are translated from corresponding RMB amounts using a rate of RMB6.3726 = US$1.00, the noon buying rate on December 30, 2021 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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
On August 24, 2020, our board of directors of approved a share repurchase program, under which we may repurchase our own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$60 million until December 31, 2021 (the “2020 Share Repurchase Program”). This share repurchase program was publicly announced on August 25, 2020. On November 17, 2021, our board of directors approved an extension of the 2020 Share Repurchase Program for another twelve months from January 1, 2022 through December 31, 2022.
As of March 31, 2022, we had repurchased a total of approximately 12.4 million ADSs under the 2020 Share Repurchase Program. The table below is a summary of the shares repurchased by us from January 1, 2021 to March 31, 2022. All shares were repurchased in the open market pursuant to the 2020 Share Repurchase Program announced on August 25, 2020.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan	Approximate dollar value of ADSs that may yet be purchased under the plan
January 1, 2021 – January 31, 2021	813,200	2.93	9,750,736	39,523,206
February 1, 2021 – February 28, 2021	—	—	9,750,736	39,523,206
March 1, 2021 – March 31, 2021	—	—	9,750,736	39,523,206
April 1, 2021 – April 30, 2021	—	—	9,750,736	39,523,206
May 1, 2021 – May 31, 2021	—	—	9,750,736	39,523,206
June 1, 2021 – June 30, 2021	—	—	9,750,736	39,523,206
July 1, 2021 – July 31, 2021	—	—	9,750,736	39,523,206
August 1, 2021 – August 31, 2021	—	—	9,750,736	39,523,206
September 1, 2021 – September 30, 2021	—	—	9,750,736	39,523,206
October 1, 2021 – October 31, 2021	—	—	9,750,736	39,523,206
November 1, 2021 – November 30, 2021	—	—	9,750,736	39,523,206
December 1, 2021 – December 31, 2021	21,000	4.72	9,771,736	39,424,099
January 1, 2022 – January 31, 2022	678,800	4.36	10,450,536	36,465,095
February 1, 2022 – February 28, 2022	780,200	4.23	11,230,736	33,165,032
March 1, 2022 – March 31, 2022	1,131,900	3.78	12,362,636	28,889,619

Total	3,425,100	3.80	12,362,636	28,889,619

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE
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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS
The consolidated financial statements of FinVolution Group, its subsidiaries and the consolidated variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

1.2	Certificate of Incorporation on Change of Name as of November 6, 2019 (incorporated herein by reference to Exhibit 1.2 to the Form 20-F filed on April 28, 2021 (File No. 001-38269))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.3	Deposit Agreement dated November 14, 2017, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-224011), filed with the Securities and Exchange Commission on March 29, 2018)

2.4*	Description of Securities

4.1	The 2017 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.2	The Third Amended and Restated Stock Option Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.3	Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.4	Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.5	English translation of the Restated Equity Pledge agreement between Beijing Prosper and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.6	English translation of the Restated Business Operation Agreement among Beijing Prosper, Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

Exhibit Number	Description of Document

4.7	English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.8	English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement among Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated February 9, 2015 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.9	English translation of the Restated Option Agreement among Beijing Prosper, the shareholders of Beijing Paipairongxin, and Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.10	English translation of the Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.11	English translation of the Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.12	English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to the exhibit of Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.13	English translation of the Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.14	English translation of the Call Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.15	Subscription Agreement between the Registrant and Sun Hung Kai & Co. (CP) Limited dated October 30, 2017 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.16	English translation of the Loan Agreement between Shanghai Guangjian and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.17	English translation of the Restated Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

Exhibit Number	Description of Document

4.18	English translation of the Restated Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.19	English translation of the Restated Power of Attorney granted by the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.20	English translation of the Restated Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.21	English translation of the Restated Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.22	English translation of the Loan Agreement between Shanghai Manyin and shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.23	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.24	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.25	English translation of the Power of Attorney granted by the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.26	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.27	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.28	English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

Exhibit Number	Description of Document

4.29	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.30	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.31	English translation of the Power of Attorney granted by the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.32	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.33	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

8.1*	Principal Subsidiaries and Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Hui Ye Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form
20-F
and that it has duly caused and authorized the undersigned to sign this annual report on its behalf
.

FinVolution Group

By:	/s/ Feng Zhang
Name:	Feng Zhang
Title:	Chief Executive Officer
Date: April 29, 2022

FINVOLUTION GROUP

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of FinVolution Group
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of FinVolution Group and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial assets and guarantee liabilities in 2020.
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

Revenue Recognition - Estimates of Standalone Selling Price for Loan Facilitation and Post Facilitation Services
As described in Note 2(u) to the consolidated financial statements, loan facilitation service revenue and post facilitation service revenue for the year ended December 31, 2021 were RMB3,794.2 million and RMB1,309.6 million, respectively. The Company charged one combined transaction service fee for its delivery of loan facilitation services and post-facilitation services, each of which were distinct performance obligations. The combined transaction price was allocated to these two performance obligations using an estimate of their relative standalone selling price. Management did not have an observable standalone selling price for the loan facilitation or post-facilitation services because it did not provide such services on a standalone basis in similar circumstances to similar customers, and because there was no directly observable standalone selling price that was reasonably available for similar services in the market. As a result, the estimation of standalone selling prices involved significant judgement. Management used an expected “cost plus margin” approach to estimate the standalone selling prices of the services and then allocated the combined revenue received from customers to each performance obligation, based on the relative estimated standalone selling prices. When estimating the amount to allocate, management made certain assumptions mainly including estimates of the cost of providing the services.
The principal considerations for our determination that performing procedures relating to the estimation of standalone selling prices for loan facilitation and post-facilitation services was a critical audit matter was there was significant judgment by management in estimating the standalone selling prices, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to estimates of standalone selling price made by management, including estimates of the cost of providing the services.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s revenue recognition process, including controls over the Company’s model, significant assumptions and data used to estimate the standalone selling prices for loan facilitation and post-facilitation services. These procedures also included, among others, testing management’s process for estimating the standalone selling price, which involved (i) reading service agreements between the Company and its customers to identify the nature of services provided as part of loan facilitation and post-facilitation services; (ii) evaluating the appropriateness of management’s expected “cost plus margin” method of estimating standalone selling price; (iii) evaluating the reasonableness of estimates of the cost of providing the services; and (iv) testing the completeness, accuracy and relevance of underlying data used to develop management’s estimate. Evaluating the estimates of cost of providing the services involved (i) testing the allocation of expenses, which were driven by the roles and responsibility of each department and (ii) testing the completeness, accuracy, relevance, and classification of all types of expenses.

Measurement of expected credit losses for certain financial assets and guarantee liabilities
As described in Notes 2(t), 3 and 7 to the consolidated financial statements, the Company had the following accounts associated with expected credit losses measurement as of December 31, 2021:

• Accounts receivable and contract assets	RMB1,890.8 million, net of credit loss allowance of RMB250.7 million

• Quality assurance receivable	RMB931.8 million, net of credit loss allowance of RMB239.5 million

• Loans receivable	RMB1,982.3 million, net of credit loss allowance of RMB427.9 million

• Expected credit losses for quality assurance commitment	RMB3,188.6 million
The Company determined the amounts of the provisions and liabilities relating to the above accounts using an expected credit loss methodology that was based on (i) historical default experience; (ii) known and inherit risks in the portfolio; (iii) current economic conditions; and (iv) future macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. When forecasting macroeconomic factors, management primarily considered gross domestic product, consumer price index and other pertinent factors such as money supply wherein M1 money supply was determined to be the most relevant to the Company’s business.
The principal considerations for our determination that performing procedures relating to measurement of expected credit losses is a critical audit matter were (i) there was significant judgment and estimation by management in determining the modeling techniques utilized in their expected credit losses methodology and in determining the underlying estimates, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to estimates used in the expected credit loss methodology and (ii) the audit effort involved professionals with specialized skill and knowledge.
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
Shanghai, the People’s Republic of China
April 29, 2022
We have served as the Company’s auditor since 2016.

FINVOLUTION GROUP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021
(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$ Note 2(f)
Assets
Cash and cash equivalents	2(i)	2,632,174	4,418,127	693,301
Restricted cash	2(j)	3,484,227	4,073,414	639,208
Short-term investments	2(k)	1,970,958	1,204,901	189,075
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB 188,725 and RMB250,696 as of December 31, 2020 and 2021, respectively	7	863,906	1,890,846	296,715
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB223,514 and RMB239,506 as of December 31, 2020 and 2021, respectively	2(t)	1,121,554	931,798	146,219
Property, equipment and software, net	5	93,876	112,397	17,638
Right of use assets	1 5	54,968	49,138	7,711
Intangible assets	6	98,947	98,947	15,527
Goodwill		50,411	50,411	7,911
Loans receivable, net of credit loss allowance for loans receivable of RMB382,012 and RMB427,873 as of December 31, 2020 and 2021, respectively	3	2,354,882	1,982,276	311,062
Investments	2(m)	950,515	971,117	152,389
Deferred tax assets	11	155,758	455,741	71,516
Prepaid expenses and other assets	4	1,050,009	1,899,438	298,063

Total assets		14,882,185	18,138,551	2,846,335

Liabilities and Shareholders’ Equity:
Payable to platform customers (including payable to platform customers of the consolidated variable interest entity (“VIE”) and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB103,453 and RMB81,150 as of December 31, 2020 and 2021, respectively)		103,453	81,150	12,734
Deferred guarantee income (including deferred guarantee income of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB1,259,396 and RMB1,089,503 as of December 31, 2020 and 2021, respectively)	2(t)	1,259,396	1,089,503	170,967
Expected credit losses for quality assurance commitment (including expected credit losses for quality assurance commitment of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB2,390,501 and RMB3,188,561 as of December 31, 2020 and 2021, respectively)	2(t)	2,390,501	3,188,561	500,355
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB132,955 and RMB146,697 as of December 31, 2020 and 2021, respectively)	8	220,989	252,918	39,688
Taxes payable (including taxes payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB53,552 and RMB57,237 as of December 31, 2020 and 2021, respectively)		154,398	200,648	31,486
Funds payable to investors of consolidated trusts (including funds payable to investors of consolidated trusts of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB1,661,841 and RMB1,795,640 as of December 31, 2020 and 2021, respectively)	3	1,661,841	1,795,640	281,775
Contract liabilities (including contract liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of nil and RMB6,826 as of December 31, 2020 and 2021, respectively)	2(u)	3,447	8,436	1,324
The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2021 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB	RMB	US$ Note 2(f)
Liabilities and Shareholders’ Equity (Continued)
Amounts due to related party (including amounts due to related party of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB1,984 and RMB2,265 as of December 31, 2020 and 2021, respectively)	10	1,984	2,265	355
Leasing liabilities (including leasing liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB42,775 and RMB33,184 as of December 31, 2020 and 2021, respectively)	1 5	43,296	33,356	5,234
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB67,217 and RMB45,656 as of December 31, 2020 and 2021, respectively)	11	103,548	137,632	21,597
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB472,446 and RMB598,570 as of December 31, 2020 and 2021, respectively)	9	509,002	638,832	100,247

Total liabilities		6,451,855	7,428,941	1,165,762

Commitments and contingencies	16
FinVolution Group shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2020 and 2021; 969,071,169 and 970,871,169 issued as of December 31, 2020 and 2021; 824,164,599 and 854,591,404 outstanding as of December 31, 2020 and 2021)	12	64	64	10
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2020 and 2021; 581,000,000 and 579,200,000 issued and outstanding as of December 31, 2020 and 2021)	12	39	39	6
Additional paid-in capital		5,659,990	5,694,733	893,628
Treasury stock (144,906,570 and 116,279,765 shares as of December 31, 2020 and 2021, respectively)	12	(401,621)	(324,171)	(50,870)
Statutory reserves	2(ag)	458,058	610,403	95,786
Accumulated other comprehensive income		(5,142)	(16,769)	(2,630)
Retained earnings		2,651,918	4,690,951	736,113

Total FinVolution Group shareholders’ equity		8,363,306	10,655,250	1,672,043

Non-controlling interest		67,024	54,360	8,530
Total shareholders’ equity		8,430,330	10,709,610	1,680,573

Total liabilities and shareholders’ equity		14,882,185	18,138,551	2,846,335

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share data, or otherwise noted)

		For the years ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$ Note 2(f)
Operating revenue:
Loan facilitation service fees	2(u)	3,310,875	1,908,851	3,794,182	595,390
Post-facilitation service fees	2(u)	1,200,373	672,981	1,309,565	205,499
Guarantee income	2(t)	—	3,386,032	2,593,512	406,979
Net interest income	2(o)	1,106,669	1,113,337	1,216,170	190,844
Other revenue	2(u)	344,840	481,886	556,699	87,358

Net revenues		5,962,757	7,563,087	9,470,128	1,486,070

Operating expenses:
Origination, servicing expenses and other cost of revenue	2(v)	(1,164,716)	(1,315,496)	(1,834,453)	(287,866)
Origination, servicing expenses and other cost of revenue-related party	2(v)	(43,494)	(10,104)	(7,503)	(1,177)
Sales and marketing expenses	2(w)	(720,333)	(482,859)	(1,584,233)	(248,601)
General and administrative expenses	2(x)	(435,816)	(461,116)	(518,245)	(81,324)
Research and development expenses	2(y)	(390,585)	(370,175)	(434,850)	(68,237)
Credit losses for quality assurance commitment	2(t)	—	(2,007,968)	(1,963,609)	(308,133)
Provision for loans receivable	3	(299,504)	(463,175)	(374,243)	(58,727)
Provision for accounts receivable and contract assets	7	(261,882)	(144,661)	(139,226)	(21,848)

Total operating expenses		(3,316,330)	(5,255,554)	(6,856,362)	(1,075,913)
Other income
Gain from quality assurance	2(t)	98,405	—	—	—
Realized gain from financial guarantee derivatives		31,444	—	—	—
Fair value change of financial guarantee derivatives		(56,287)	—	—	—
Other income, net	2(k), 2(ab)	136,491	116,469	122,368	19,202

Profit before income tax expenses		2,856,480	2,424,002	2,736,134	429,359
Income tax expenses	11	(481,962)	(455,421)	(240,818)	(37,790)

Net profit		2,374,518	1,968,581	2,495,316	391,569
Net loss (profit) attributable to non-controlling interest shareholders		(1,668)	4,119	13,631	2,139

Net profit attributable to FinVolution Group’s ordinary shareholders		2,372,850	1,972,700	2,508,947	393,708

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

		For the years ended December 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	US$ Note 2(f)
Net profit		2,374,518	1,968,581	2,495,316	391,569
Foreign currency translation adjustment, net of nil tax		12,110	(75,462)	(11,627)	(1,825)

Total comprehensive income		2,386,628	1,893,119	2,483,689	389,744

Total comprehensive loss (income) attributable to non-controlling interest shareholders		(1,668)	4,119	13,631	2,139

Total comprehensive income attributable to FinVolution Group’s ordinary shareholders		2,384,960	1,897,238	2,497,320	391,883

Weighted average number of ordinary shares used in computing net profit per share
Basic		1,525,814,189	1,477,162,991	1,420,870,790	1,420,870,790
Diluted		1,552,423,060	1,491,325,420	1,482,501,832	1,482,501,832

Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic		1.56	1.34	1.77	0.28
Diluted		1.53	1.32	1.69	0.27

Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equals to five ordinary shares)
Basic		7.78	6.68	8.83	1.39
Diluted		7.64	6.61	8.46	1.33
The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued ordinary shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Statutory reserve	Retained earnings	Non- controlling interest	Total shareholders’ equity
		Share	Amount		Share	Amount
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2018		1,533,071,169	102	5,896,017	(46,301,000)	(332,121)	58,210	256,006	45,668	61,856	5,985,738

Issuance of ordinary shares for share-based compensation plans	12	17,000,000	1	—	(17,000,000)	(1)	—	—	—	—	—
Repurchase of ordinary shares	12	—	—	—	(12,729,500)	(47,173)	—	—	—	—	(47,173)
Share-based compensation	13	—	—	42,260	—	—	—	—	—	—	42,260
Exercise of share-based compensation plans	13	—	—	(297,379)	55,396,235	332,121	—	—	—	—	34,742
Net profit		—	—	—	—	—	—	—	2,372,850	1,668	2,374,518
Dividends paid to shareholders		—	—	—	—	—	—	—	(390,715)	—	(390,715)
Foreign currency translation adjustment		—	—	—	—	—	12,110	—	—	—	12,110
Appropriation to statutory reserve		—	—	—	—	—	—	61,192	(61,192)	—	—

Balance as of December 31, 2019		1,550,071,169	103	5,640,898	(20,634,265)	(47,174)	70,320	317,198	1,966,611	63,524	8,011,480

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued ordinary shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Statutory reserve	Retained earnings	Non- controlling interest	Total shareholders’ equity
		Share	Amount		Share	Amount
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019		1,550,071,169	103	5,640,898	(20,634,265)	(47,174)	70,320	317,198	1,966,611	63,524	8,011,480

Cumulative effect of accounting change	2(b)	—	—	—	—	—	—	—	(882,964)	—	(882,964)
Repurchase of ordinary shares	12	—	—	—	(139,954,870)	(384,871)	—	—	—	—	(384,871)
Share-based compensation	13	—	—	42,169	—	—	—	—	—	—	42,169
Exercise of share-based compensation plans	13	—	—	(23,077)	15,682,565	30,424	—	—	—	—	7,347
Net profit		—	—	—	—	—	—	—	1,972,700	(4,119)	1,968,581
Dividends paid to shareholders		—	—	—	—	—	—	—	(263,569)	—	(263,569)
Foreign currency translation adjustment		—	—	—	—	—	(75,462)	—	—	—	(75,462)
Appropriation to statutory reserve		—	—	—	—	—	—	140,860	(140,860)	—	—
Capital injection from non-controlling interest		—	—	—	—	—	—	—	—	7,619	7,619

Balance as of December 31, 2020		1,550,071,169	103	5,659,990	(144,906,570)	(401,621)	(5,142)	458,058	2,651,918	67,024	8,430,330

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued ordinary shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Statutory reserve	Retained earnings	Non- controlling interest	Total shareholders’ equity
		Share	Amount		Share	Amount
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020		1,550,071,169	103	5,659,990	(144,906,570)	(401,621)	(5,142)	458,058	2,651,918	67,024	8,430,330

Repurchase of ordinary shares	12	—	—	—	(4,171,000)	(16,228)	—	—	—	—	(16,228)
Share-based compensation	13	—	—	95,213	—	—	—	—	—	—	95,213
Exercise of share-based compensation plans	13	—	—	(60,470)	32,797,805	93,678	—	—	—	—	33,208
Net profit		—	—	—	—	—	—	—	2,508,947	(13,631)	2,495,316
Dividends paid to shareholders		—	—	—	—	—	—	—	(317,569)	—	(317,569)
Foreign currency translation adjustment		—	—	—	—	—	(11,627)	—	—	—	(11,627)
Appropriation to statutory reserve		—	—	—	—	—	—	152,345	(152,345)	—	—
Capital injection from non-controlling interest		—	—	—	—	—	—	—	—	967	967

Balance as of December 31, 2021		1,550,071,169	103	5,694,733	(116,279,765)	(324,171)	(16,769)	610,403	4,690,951	54,360	10,709,610

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net profit	2,374,518	1,968,581	2,495,316	391,569
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Provision for loans receivable	299,504	463,175	374,243	58,727
Provision for accounts receivable and contract assets	261,882	144,661	139,226	21,848
Provision for quality assurance receivable	210,520	(49,590)	59,136	9,280
Depreciation and amortization	57,712	51,780	37,277	5,850
Amortization of right-of-use asset and interest of leasing liabilities	49,373	44,653	31,956	5,015
Change in fair value of short-term investments	13,028	(7,211)	(1,573)	(247)
Provision for investment	—	33,660	5,000	785
Gain from disposal of investments	(10,614)	—	—	—
Equity pick up of investments	—	—	4,245	666
Net gain from investment in loans	(1,106,669)	(1,113,337)	(1,216,170)	(190,844)
Share-based compensation	42,260	42,169	95,213	14,941
Impairment of intangible assets	4,600	—	—	—
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(240,597)	(227,784)	(1,166,166)	(182,997)
Quality assurance receivable	(1,795,796)	2,542,680	130,620	20,497
Financial guarantee derivative assets and discretionary payment	56,287	—	—	—
Deferred tax assets	(6,977)	151,335	(299,983)	(47,074)
Amounts due from related party	2,830	—	—	—
Prepaid expenses and other assets	(1,090,910)	353,383	(875,274)	(137,351)
Payable to platform customers	(220,404)	(581,177)	(22,303)	(3,500)
Quality assurance payable	956,774	—	—	—
Deferred guarantee income	—	(613,858)	(169,893)	(26,660)
Expected credit losses for quality assurance commitment	—	(1,202,520)	798,060	125,233
Payroll and welfare payable	(11,569)	44,304	31,929	5,010
Taxes payable	(96,803)	26,100	46,250	7,258
Contract liabilities	(109,741)	(52,281)	4,989	784
Amounts due to related parties	4,309	(2,325)	281	44
Leasing liabilities	(51,370)	(45,682)	(36,066)	(5,660)
Deferred tax liabilities	98,858	14,816	34,084	5,349
Accrued expenses and other liabilities	93,473	221,377	129,830	20,373

Net cash provided by (used in) operating activities	(215,522)	2,206,909	630,227	98,896

Cash flows from investing activities:
Collection of loans originated and held by the Group	10,520,227	12,757,947	7,032,972	1,103,627
Investment in loans originated and held by the Group	(12,128,140)	(9,826,856)	(5,809,353)	(911,614)
Investment in convertible loan	(20,000)	—	—	—
Proceeds from disposal of investments	21,508	2,460	—	—
Purchase of investments	(803,691)	(36,829)	(31,246)	(4,903)
Proceeds from short-term investments	5,532,569	6,177,791	13,534,543	2,123,865
Purchase of short-term investments	(3,902,033)	(8,001,000)	(12,676,800)	(1,989,267)
Purchase of property, equipment and software	(48,659)	(11,017)	(55,271)	(8,673)
Acquisition of intangible assets	—	(21,000)	—	—

Net cash provided by (used in) investing activities	(828,219)	1,041,496	1,994,845	313,035

Cash flows from financing activities:
Cash received from investors - consolidated trusts	3,437,160	766,160	1,643,572	257,911
Cash paid to investors - consolidated trusts	(1,488,301)	(2,993,122)	(1,574,118)	(247,013)
Cash paid for repurchase of preferential beneficiaries of consolidated trusts	(7,948)	—	—	—
Cash received from short-term borrowings	235,000	—	—	—
Repayment of short-term borrowings	(25,000)	(235,000)	—	—
Cash paid for dividends	(390,715)	(263,569)	(317,569)	(49,834)
Repurchase of ordinary shares	(42,276)	(379,984)	(25,991)	(4,079)
Proceeds from exercise of share-based compensation plans	31,592	6,617	33,339	5,232
Capital injection from non-controlling interest	—	7,619	967	152

Net cash provided (used in) by financing activities	1,749,512	(3,091,279)	(239,800)	(37,631)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	11,253	(51,470)	(10,132)	(1,588)

Net increase in cash, cash equivalents and restricted cash	717,024	105,656	2,375,140	372,712
Cash, cash equivalents and restricted cash at beginning of year	5,293,721	6,010,745	6,116,401	959,797
Cash, cash equivalents and restricted cash at end of year	6,010,745	6,116,401	8,491,541	1,332,509

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021
(All amounts in thousands, except share data, or otherwise noted)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ Note 2(f)
Supplemental disclosure of cash investing and financing activities
Cash paid for interest including interest paid to investors of consolidated trusts	(94,957)	(268,182)	(161,431)	(25,332)
Cash paid for income taxes	(145,825)	(367,004)	(574,939)	(90,220)
Supplemental disclosure of non-cash investing and financing activities
Payable for purchase of property, equipment and software	292	607	1,134	178
Payable for purchase of intangible assets	—	5,000	5,000	785
Payable for repurchase of ordinary shares	4,897	9,784	21	3
Receivable from exercise of share-based compensation plans	3,938	4,668	4,537	712
The following table sets forth cash, cash equivalents and restricted cash by category within the Consolidated Balance Sheets:

	As of December 31,
	2020	2021
			US$
	RMB	RMB	Note 2(f)
Cash and cash equivalents	2,632,174	4,418,127	693,301
Restricted cash	3,484,227	4,073,414	639,208

Total cash, cash equivalents and restricted cash	6,116,401	8,491,541	1,332,509

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and organization
FinVolution Group (the “Company”) is an investment holding company and with its consolidated subsidiaries and the consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) operates an online consumer finance marketplace through its platform (www.ppdai.com) registered in the People’s Republic of China (the “PRC” or “China”). The Company has been listed on the New York Stock Exchange in the United States of America since November 2017. As of December 31, 2021, the Company effectively controls a number of VIEs through a series of commercial agreements (the “VIE Agreements”) entered into between certain subsidiaries of the Group (the “WOFEs”), the VIEs and nominal shareholders of the VIEs.
As of December 31, 2021, the Company’s principal subsidiaries and consolidated VIEs are as follows:

Name	Percentage of direct or indirect economic interest	Date of incorporation	Place of incorporation
Subsidiaries
FinVolution (HK) Limited (“FinVolution HK”)	100%	June 12, 2012	Hong Kong, China
Beijing Prosper Investment Consulting Co., Ltd. (“Beijing Prosper”)	100%	August 21, 2012	Beijing, China
Shanghai Guangjian Information Technology Co., Ltd. (“Shanghai Guangjian”)	100%	June 5, 2017	Shanghai, China
Shanghai Shanghu Information Technology Co., Ltd. (“Shanghai Shanghu”) Shanghai Manyin Information Technology Co., Ltd. (“Shanghai Manyin”)	100%	February 12, 2018	Shanghai, China
Hainan Shanghu Information Technology Co., Ltd. (“Hainan Shanghu”)	100%	August 1, 2018	Hainan, China
Consolidated VIEs
Beijing Paipairongxin Investment Consulting Co., Ltd. (“Beijing Paipairongxin”)	100%*	June 15, 2012	Beijing, China
Shanghai Zihe Information Technology Co., Ltd. (“Shanghai Zihe”)	100%*	July 6, 2017	Shanghai, China
Shanghai Nianqiao Technology Co., Ltd. (“Shanghai Nianqiao”)	100%*	August 8, 2018	Shanghai, China
Shanghai Ledao Technology Co., Ltd. (“Shanghai Ledao”)	100%*	January 10, 2019	Shanghai, China
Chengdu Yougao Information Technology Co., Ltd. (“Chengdu Yougao”)	100%*	December 26, 2019	Chengdu, China
Consolidated VIEs’ principal subsidiaries
Shanghai PPDai Financial Information Services Co., Ltd. (“Shanghai PPDai”)	100%*	January 18, 2011	Shanghai, China
Shanghai Erxu Information Technology Co., Ltd. (“Shanghai Erxu”)	100%*	April 28, 2018	Shanghai, China
Fujian Zhiyun Financing Guarantee Co., Ltd. (“Fujian Zhiyun”)	100%*	November 21, 2019	Fujian, China

*	Controlled via contractual relationships

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
(b) Adoption of new credit loss accounting standard
On January 1, 2020, the Group adopted ASU
2016-13
Financial Instruments-Credit Losses (ASC Topic 326):
ASC Topic 326 introduced a current expected credit loss (“CECL”) methodology, which replaced the probable incurred credit losses methodology used under the historical accounting guidance. Under ASC Topic 326 methodology, credit losses are recorded upon initial recognition of financial assets at an amount equal to the lifetime expected losses. Under probable incurred credit losses methodology, credit losses are recorded when the losses are probable or have been incurred.
ASC Topic 326 requires the expected credit losses related to guarantee contracts be recorded separately from and in addition to the stand ready guarantee liability accounted for in accordance with ASC Topic 460. Before adoption of ASC Topic 326, guarantee liability is recorded at the higher of the amount determined in accordance with ASC Topic 450 and the amount determined in accordance with ASC Topic 460. The initial adoption resulted in an increase in guarantee liability related to the recognition of a separate contingent liability. Consequently, the quality assurance payable is separated into expected credit losses for quality assurance commitment, which represents the expected credit losses of the guarantee contracts accounted for in accordance with ASC Topic 326, and deferred guarantee income, which represents the stand-ready liability accounted for in accordance with ASC Topic 460. The adoption of ASC Topic 326 on January 1, 2020, resulted in a RMB883.0 million decrease to retained earnings.

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(c) Principle of consolidation (continued)

The Group has established a series of trusts administrated by third-party trust companies. Since these trusts make loans solely to borrowers referred the Group to provide returns to the trust beneficiaries, the Group has power to direct the activities of the trusts. In addition, the Group has the obligation to absorb losses or the right to receive benefits from the trusts that could potentially be significant to the trusts. As a result, the Group is considered the primary beneficiary of the trusts and their assets including loans receivable (Note 3), liabilities, results of operations and cash flows are consolidated under Accounting Standards Codification (“ASC”) 810.
The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries (including the consolidated trusts), which are included in the Group’s consolidated financial statements. Transactions between the VIEs (including the consolidated trusts) and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2020	2021
	RMB	RMB
Cash and cash equivalents	1,660,549	2,176,581
Restricted cash	3,176,799	3,691,832
Short-term investments	1,970,958	1,173,523
Accounts receivable and contract assets	685,556	1,805,079
Quality assurance receivable	1,121,554	931,798
Property, equipment and software, net	67,010	43,241
Intangible assets	35,187	35,187
Right of use assets	54,385	48,941
Loans and receivables, net of credit loss allowance for loans receivables	2,107,837	1,696,495
Investments	888,081	820,607
Investment in subsidiaries and VIEs	48,147	70,578
Deferred tax assets	149,511	343,494
Amounts due from Group companies	—	2,200,275
Prepaid expenses and other assets	1,002,863	1,672,654

Total assets	12,968,437	16,710,285

Payable to platform customers	103,453	81,150
Deferred guarantee income	1,259,396	1,089,503
Expected credit losses for quality assurance commitment	2,390,501	3,188,561
Payroll and welfare payable	132,955	146,697
Taxes payable	53,552	57,237
Funds payable to investors of consolidated trusts	1,661,841	1,795,640
Contract liabilities	—	6,826
Deferred tax liabilities	67,217	45,656
Leasing liabilities	42,775	33,184
Amounts due to Group companies	2,151,941	4,005,052
Amounts due to related party	1,984	2,265
Accrued expenses and other liabilities	472,446	598,570

Total liabilities	8,338,061	11,050,341

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(c) Principle of consolidation (continued)

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Third-party revenues	5,742,868	6,993,099	8,333,978
Inter-company revenues	27,033	159,319	796,071

Net revenues	5,769,901	7,152,418	9,130,049

Third-party expenses	(2,213,442)	(2,000,511)	(3,441,504)
Inter-company expenses	(1,837,121)	(1,129,163)	(2,545,816)
Related party expenses	(43,494)	(10,104)	(7,503)
Provision for accounts receivable and contract assets	(258,071)	(116,387)	(134,938)
Provision for loans receivable	(257,263)	(302,243)	32,317
Credit losses for quality assurance commitment	—	(2,007,968)	(1,963,609)

Total Operating expenses	(4,609,391)	(5,566,376)	(8,061,053)

Loss from subsidiaries and VIEs	(1,128)	(2,372)	(448)

Income from operations	1,159,382	1,583,670	1,068,548

Other income, net	32,435	100,830	93,674
Gain from quality assurance	98,405	—	—
Realized gain from financial guarantee derivatives	31,444	—	—
Fair value change of financial guarantee derivatives	(56,287)	—	—

Profit before income tax expense	1,265,379	1,684,500	1,162,222
Income tax expenses	(268,504)	(319,700)	(144,463)

Net profit	996,875	1,364,800	1,017,759

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Cash used in operating activities under service agreements for Inter-company	(239,476)	(2,143,205)	(2,313,224)
Cash provided by operating activities under service agreements for Inter-company	26,225	137,624	534,988
Net cash provided by operating activities for Third-party	209,889	2,415,649	1,412,435

Net cash provided by (used in) operating activities	(3,362)	410,068	(365,801)

Capital contribution to Group companies	—	—	(22,432)
Collection of loans from Group companies	—	—	389,043
Cash paid as loans extended to Group companies	—	—	(2,328,235)
Other investing activities	(981,638)	1,268,657	1,668,517

Net cash provided by (used in) investing activities	(981,638)	1,268,657	(293,107)

Repayment of loans to Group companies	—	—	(164,719)
Cash received as loans from Group companies	31,920	—	1,785,238
Other financing activities	2,000,911	(2,286,962)	69,454

Net cash provided by (used in) financing activities	2,032,831	(2,286,962)	1,689,973

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

Currently there is no contractual arrangement which requires the Company to provide additional financial support to the VIEs. However, as the Company conducts its businesses primarily based on the licenses and approvals held by the VIEs and their subsidiaries, the Company has provided and will continue to provide financial support to the VIEs. VIEs’ assets comprise both recognized and unrecognized revenue-producing assets. The recognized revenue-producing assets include leasehold improvements, computers and network equipment and purchased intangible assets which are recognized in the Company’s consolidated balance sheet. The unrecognized revenue-producing assets mainly consist of copyrights, trademarks and operation licenses which are not recorded in the financial statements of VIEs as they did not meet the recognition criteria set in ASC 350-30-25.

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
Financial statements amounts that reflect significant accounting estimates and assumptions include revenue recognition, measurement for provisions and liabilities in scope for ASC Topic 326 including credit loss provision for quality assurance receivables, loan receivables and accounts receivable and contract assets as well as expected credit losses for quality assurance commitment, valuation allowance for deferred tax assets, determination of uncertain tax positions, and valuation of share-based awards. Such accounting estimates are impacted significantly by judgements and assumptions used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates. Changes in estimates are recorded in the period they are identified.
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
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ equity on the consolidated financial statements
. The exchange rates used for translation on December 31, 2020 and 2021 were US$1.00= RMB6.5249 and RMB6.3757, respectively, representing the index rates stipulated by the People’s Bank of China.
(g) Convenience translation
Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive income and consolidated statement of cash flows from RMB into US$ as of and for year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 3
0
, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 3
0
, 2021, or at any other rate.
(h) Significant risks and uncertainties
Risk of concentration
As of December 31, 2020 and 2021, substantially all of the Group’s cash, term deposit and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable and contract assets are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2019, 2020 and 2021. No individual customer accounted for more than 10% of accounts receivable and contract assets as of December 31, 2020 and 2021.
Risk of uncertainties
In October 2019, the China Banking and Insurance Regulatory Commission, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies (“Circular 37”), which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business or provide financing guarantee services in a disguised form without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business. Such entity might also subject to penalties including fines and confiscation of illegal gains if applicable. In the Group’s collaboration with institutional funding partners, in order to attract and maintain such business relationship, the Group currently provides quality assurance commitment mainly through (i) repurchase of default loans from third-party guarantee companies which provide guarantee for the loans from institutional funding partners and (ii) setting aside security deposits with third-party guarantee companies to ensure the Group has enough cash to perform its repurchase obligation if the borrowers introduced by the Group default. Due to the lack of legal interpretation for financing guarantee in a disguised form, there is uncertainty related to whether such quality assurance commitment provided to institutional funding partners constitutes a financing guarantee in a disguised form. If the quality assurance commitment provided by the Group were determined to be financing guarantee in a disguise form, the Group’s business, financial condition, results of operations and liquidity will be materially and adversely affected.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)

In order to reduce the compliance risk under Circular 37, the Group incorporated three licensed financial guarantee companies since 2019, which, since the incorporation, provide direct guarantees for certain loans funded by the institutional funding partners to replace existing quality assurance commitment provided. In 2021, The Group increased the registered capital of the guarantee subsidiaries from RMB1.9 billion as of December 31, 2020, to RMB2.4 billion as of December 31, 2021. While the outstanding loan principle covered by proper direct guarantees provided by the Group as a percentage of all outstanding loan balances facilitated by the Group increased, the absolute amount of outstanding loan principle under the quality assurance commitment increased as a result of the Group’s expansion of the business size in 2021. However, the Group will continue its effort to increase its guarantee capability by obtaining additional financial guarantee licenses or increasing the capital of its financial guarantee subsidiaries to continue reducing its risk of noncompliance.
(i) Cash and cash equivalents
Cash and cash equivalents
represent cash on hand, demand deposits, term deposits and highly liquid investments placed with banks or other financial institutions, which have original maturities less than three months.

(j) Restricted cash
Restricted cash represents:

(i)
Cash in quality assurance is cash managed by the Group through designated bank accounts under the new quality assurance program. There is no other use of these funds except for making payments to investors for default loans that are subject to quality assurance protection. As of December 31, 2020 and 2021, the restricted cash related to quality assurance obligations were RMB1,671,785 and RMB2,042,084, respectively.

(ii)
Cash held in escrow accounts that is jointly managed by the Group and institutional funding partners. As of December 31, 2020 and 2021, the restricted cash managed by the Group and institutional funding partners amounted to RMB701,673 and RMB1,281,869, respectively.

(iii)
Cash received via consolidated trusts that has not yet been distributed. As of December 31, 2020 and 2021, the restricted cash related to cash not yet distributed amounted to RMB482,285 and RMB341,397, respectively.

(iv)
Cash held in capital verification account under the name of a subsidiary of the Group established in December 2020 as a paid-in
capital. As of December 31, 2020 and 2021, the restricted cash related to capital verification account amounted to RMB300,000 and RMB nil, respectively.

(v)
Cash received from borrowers that has not yet been disbursed to institutional funding partners. As of December 31, 2020 and 2021, the restricted cash held as related to cash not yet disbursed amounted to RMB225,031 and RMB326,914, respectively.

(vi)
Cash received from investors or borrowers that has not yet been disbursed, due to a settlement time lag. As of December 31, 2020 and 2021, the restricted cash related to cash not yet disbursed amounted to RMB103,453 and RMB81,150, respectively.

(k) Short-term Investments
Short-term investments mainly consist of investments in wealth management products. The wealth management products are certain deposits with variable interest rates or principal not guaranteed with certain financial institutions.
Realized and unrealized gain related to the short-term investments is recorded as other income in the consolidated statements of comprehensive income. RMB52,863, RMB33,189 and RMB91,686 was recognized for the years ended December 31, 2019, 2020 and 2021, respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)

(l) Accounts receivable, contract assets and credit loss allowance
Accounts receivable and contract assets is related to the facilitation and post-facilitation service in relation to loans facilitated by the Group. Contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled to in exchange for the services transferred to the customer.
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
Non-marketable
equity investments are investments in privately held companies without readily determinable market values. They are measured at cost minus impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or a similar investment of the same issuer. The changes in the fair value of non-marketable
equity investments are recognized in the consolidated statement of comprehensive income.
The following table sets forth the investments the Group holds as of December 31, 2020 and 2021, respectively.

	As of December 31,
	2020	2021
Equity method investments	129,622	132,377
Non-marketable equity investments	820,893	838,740

	950,515	971,117

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(m) Investments (continued)

Equity method investments
For the years ended December 31, 2019, 2020 and 2021, the Group made investments in several private equity funds and accounted these investments as equity method investments as the Group has ability to significantly influence the operations or financial activities of the investees. For the years ended December 31, 2019, 2020 and 2021, the Group recognized an impairment loss of nill, nill and RMB5,000 for equity method investments, respectively.
Non-marketable
equity investments
For the years ended December 31, 2019, 2020 and 2021, the Group made investments of less than 10% of equity interest in several non-listed
companies. These investments were accounted for as
non-marketable
equity investment using measurement alternative because these investments do not have readily determinable fair value and the Group does not have significant influence over the investees.
For the years ended December 31, 2019, 2020 and 2021, the Group recognized an impairment loss of nil, RMB33,600 and nil for non-marketable equity investments, respectively.

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
The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, quality assurance receivable, loans receivable, accounts receivable, payable to platform customers, quality assurance payable, deferred guarantee income, expected credit losses for quality assurance commitment, short-term borrowings and other liabilities.
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

December 31, 2020
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
—wealth management products	—	1,970,958	—	1,970,958

December 31, 2021
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments
—wealth management products	—	1,204,901	—	1,204,901

The Group values its wealth management products held in certain banks using quoted rate of return or quoted subscription/redemption prices published by the banks for these products, and accordingly, the Group classifies such wealth management products as Level 2 within the fair value hierarchy based on the nature of the fair value inputs.
Assets and liabilities measured at fair value on a
non-recurring
basis
Non-marketable
equity investments are measured at fair value on a
non-recurring
basis. The following table sets forth the unrealized gains and losses from remeasurement (referred to as upward or downward adjustments) recorded as adjustments to the carrying value of non-marketable
equity investments held as of December 31, 2019, 2020 and 2021 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	For the years ended December 31,
	2019	2020	2021
Upward adjustments	3,149	—	—
Downward adjustments (including impairment)	—	(36,600)	—

Total unrealized gain (losses)	3,149	(36,600)	—

The following table sets forth the total carrying value of the Group’s non-marketable
equity investments at fair value on a
non-recurring
basis held as of December 31, 2020 and 2021 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities:

	As of December 31,
	2020	2021
Initial cost basis	854,174	872,021
Upward adjustments	3,319	3,319
Downward adjustments (including impairment)	(36,600)	(36,600)

Total carrying value at the end of the period	820,893	838,740

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)

(o) Net interest income
The Group, through consolidated trust plans (See Note 3), WOFEs and subsidiaries of VIEs, originate and hold loans.
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
The net interest income recorded in the consolidated statement of comprehensive income related to the loans originated by the Group recorded for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Interest income	1,342,289	1,341,657	1,290,016
Less: Interest expense	(235,620)	(228,320)	(73,846)

Net interest income	1,106,669	1,113,337	1,216,170

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
(q) Intangible assets
As of December 31, 2021, the intangible assets held by the Group includes micro-lending license, factoring license, financial leasing license and insurance brokerage license which have indefinite useful life. The Group evaluates these indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)

(r) Goodwill
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and the consolidated VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step
quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.
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
On January 1, 2020, the Group adopted ASU
No. 2017-04,
Simplifying the Test for Goodwill Impairment to simplify the test for goodwill impairment by removing Step 2, which was issued by the FASB in January 2017. The Group, therefore, performs the goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the fair value, not to exceed the total amount of goodwill allocated to the reporting unit. This adoption did not have impact on the consolidated financial statements.
(s) Impairment of long-lived assets other than goodwill
The Group evaluates its long-lived assets other than goodwill and intangible assets with indefinite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. Impairment losses of long-lived assets related to intangible assets recognized for the years ended December 31, 2019, 2020 and 2021 were RMB4,600, nil and nil, respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)

(t) Quality assurance obligations
For
off-balance
sheet loans funded by institutional funding partners, the Group provides quality assurance commitment to compensate them in the event of borrowers’ default in the form of 1) guarantee provided by third-party financial guarantee companies or financial guarantee company within the Group; or 2) insurance provided by third-party insurance company, if the insurance coverage is exhausted, a third party guarantee company will repay the institutional funding partner in full. In either case
s
, after the third-party guarantee companies repay the overdue amount, the Group is obligated to compensate the third-party guarantee companies at an amount equal to the repayment made to the institutional funding partners. In certain cases, the Group is also required to provide a security deposit at an amount equal to a certain percentage of the outstanding balance of loans the institutional funding partners funded to the borrowers referred by the Group. The Group might also be required to replenish such security deposit in the event the security deposit is used by the institutional funding partners to make up for the loss they incurred.
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
As the risk of the guarantee liability is reduced, it is recognized into the income statement by a systematic and rational amortization method, e.g. over the term of the loan, within the “gain from the quality assurance” line item of the income statement. For the year ended December 31, 2019, the amount of gain recorded was RMB98.4 million.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(t) Quality assurance obligations (continued)

The following table sets forth the Group’s quality assurance obligations movement activities for the year ended December 31, 2019:

For the year ended December 31,
2019
Opening balance	3,819,379
Fair value of newly written guarantee and quality assurance obligation	6,156,826
Release of guarantee and quality assurance payable upon repayment	(6,718,809)
Contingent liability	6,409,884
Payouts during the year	(12,299,134)
Recoveries during the year	7,408,007

Ending balance	4,776,153

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

Expected credit losses for quality assurance commitment represents the expected life time credit losses of the guarantee contract that are determined in accordance with ASC Topic 326, which are initially recorded separate from and in addition to deferred guarantee income at the amount equal to the expected lifetime credit losses of the underlying loans covered by the quality assurance obligation. The expected credit losses are determined based on historical default experience, known and inherent risks in the portfolio, current economic conditions and future macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The liability is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. Subsequent to initial recognition, the expected credit losses are adjusted for changes in expected lifetime credit losses. The initial recognition and adjustments made to expected credit losses for quality assurance commitment are recorded as provision for quality assurance commitment in the consolidated statement of comprehensive income. The table below sets forth the movement of deferred guarantee income and expected credit losses for quality assurance commitment for the years ended December 31, 2020 and 2021:

Deferred guarantee income:	For the years ended December 31,
	2020	2021
Opening balance upon adoption of ASC Topic 326 (Note 2(b))	1,873,254	1,259,396
Newly written quality assurance obligations	2,838,707	2,423,619
Release of quality assurance obligations upon repayment	(3,386,032)	(2,593,512)
Termination of P2P quality assurance obligations*	(66,533)	—

Ending balance	1,259,396	1,089,503

Expected credit losses for quality assurance commitment:	For the years ended December 31,
	2020	2021
Opening balance upon adoption of ASC Topic 326 (Note 2(b))	3,593,021	2,390,501
Provision for credit losses of quality assurance obligations	2,057,558	1,904,473
Payouts during the year	(8,297,516)	(7,227,869)
Recoveries during the year	5,199,893	6,121,456
Termination of P2P quality assurance obligations*	(162,455)	—

Ending balance	2,390,501	3,188,561

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

As of December 31, 2021, the maximum potential future payments, including all outstanding principal and interests covered by the quality assurance obligations
were RMB44,035,267.

Quality assurance receivable
A quality assurance receivable is recognized at loan inception at its fair value on a loan-by-loan
basis. Beginning in 2020, the Group establishes a credit loss allowance primarily based on expectations of lifetime credit losses based on historical default experience, known or inherent risks in the portfolio, current economic conditions and macroeconomics forecasts as well as other factors surrounding the credit risk of borrowers (Note 2(b)). Prior to 2020, the credit loss allowance was determined to be the amount of probable incurred credit losses based on estimates of future cash flows and assesses whether there is any indicator of impairment to any individual underlying loan of the quality assurance receivable.
The following table presents the Group’s quality assurance receivable as of December 31, 2020 and 2021:

	For the years ended December 31,
	2020	2021
Quality assurance receivable	1,345,068	1,171,304
Allowance for credit losses for quality assurance receivable	(223,514)	(239,506)

Quality assurance receivable, net	1,121,554	931,798

The Group evaluates expected credit losses of quality assurance receivable by on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents quality assurance receivables based on type of borrowers and delinquency as of December 31, 2020 and 2021:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total quality assurance receivable
December 31, 2020
New borrowers	26,708	5,651	5,312	5,407	43,078	191,155	234,233
Repeat borrowers	70,819	25,745	22,647	15,388	134,599	976,236	1,110,835

Total	97,527	31,396	27,959	20,795	177,677	1,167,391	1,345,068

December 31, 2021
New borrowers	9,094	2,340	2,004	1,931	15,369	269,919	285,288

Repeat borrowers	27,695	6,771	5,935	5,616	46,017	839,999	886,016

Total	36,789	9,111	7,939	7,547	61,386	1,109,918	1,171,304

As the average tenor of loans facilitated on the Group’s platform are around 9 months, substantially all of the quality assurance receivable balance as of December 31, 2021 are originated in 2021.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
The following table sets forth the movement in the allowance for credit losses for quality assurance receivable as of December 31, 2020 and 2021, respectively:

	For the years ended December 31,
	2020	2021
Beginning balance	809,503	223,514
Impact of adoption of ASC 326 (Note 2(b))	34,998	—
Provision/(reversal) for credit losses	(49,590)	59,136
Write-offs	(571,397)	(43,144)

Ending balance	223,514	239,506

(u) Revenue recognition
The Group engages primarily in operating an online consumer finance marketplace by providing an online platform which matches borrowers with institutional funding partners, and assisting facilitation of loans to investors on certain third-party online platforms (collectively referred to as “investors”). The Group determines that it is not the legal lender or legal borrower in the above process. Therefore, the Group generally does not record loan receivable and payable arising from the loans between investors and borrowers on its balance sheets other than consolidated trusts (Note 3). Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”). The Group discontinue matching of individual investors in 2019 due to change in regulations.
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

•
On monthly basis, the borrowers are obligated to pay transaction service fee and quality assurance contribution/guarantee fee on top of the principle and interest payment. In the event of prepayment, borrowers are obligated to pay the outstanding unpaid transaction service fee and quality assurance contribution in full. Starting from 2021, in the event of early payment, some borrowers are not obligated to pay full contractual service fee and quality assurance contribution amount, and the service fee and quality assurance contribution is collected on a pro-rata basis upon early loan termination.

F-3
3

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(u) Revenue recognition (continued)
Revenue from Single Loans (continued)

The Group determines its customers to be both investors and borrowers. The Group charges the transaction service fee as part of the borrowers’ monthly repayment. In accordance with the relevant guidance in ASC Topic 606, the amounts associated with the quality assurance obligation is within the scope of ASC Topic 460 and should be accounted for in accordance with the provisions of that Topic. The services not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC Topic 606 and the applicable revenue recognition guidance. The Group considers loan facilitation services (covering matching of investors to borrowers and facilitating the execution of loan agreement between investors and borrowers) and post-facilitation services (covering cash processing services and collection services) as two distinctive performance obligations in accordance with ASC Topic 606. The transaction price is first allocated to the quality assurance commitment and quality assurance program, if any, which is recorded at fair value in accordance with ASC Topic 460. Then the remaining considerations are allocated to the loan facilitation and post-facilitation services using their relative standalone selling prices. When estimating total consideration, the Group considers early termination scenarios based on historical early payment and other termination scenarios as the Group can not receive the full contractual service fee amount under early termination, given the service fee is collected on a pro-rata basis upon early loan termination. Such service fee is determined to be variable consideration that meets the “probable of not reversing” threshold. As such, the Group recognizes revenue related to early termination based on its best estimate and true up adjustments are made from time to time. The Group does not have observable standalone selling price for the loan facilitation services or post-facilitation services because it does not provide loan facilitation services or post-facilitation services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post facilitation services as the basis of revenue allocation. When estimating the selling prices, the Group considers the cost related to such services, profit margin, customer demand, effect of competition on services, and other market factors, among which estimates of the cost of providing the services is the most significant.
The transaction price allocated to loan facilitation is recognized as revenue upon execution of loan agreements between investors and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a straight line method, which approximates the pattern of when the underlying services are performed.
In additional to transaction service fee, the Group also receives fees on future events, such as collection fees. For loans with quality assurance obligation, as the quality assurance will compensate the investors should the borrowers are delinquent, the collection fee is considered a variable consideration for the loan facilitation and post-facilitation performance obligations and therefore is included in the total transaction price which is allocated to these two performance obligation based on their relative standalone selling price. The collection fee is only probable of not reserving upon successful collection and as such is not included in the transaction price until then.
For the off-balance sheet loans funded by certain other institutional funding partners, where the Group does not provide credit enhancement to the institutional funding partners for the borrowers referred by the Group and takes no credit risks of borrowers in respect of principal and interests, the Group charges the service fees for loan facilitation at predetermined rates based on the performance of the underlying off-balance sheet loans. Such service fee is determined to be variable consideration that meets the “probable of not reversing” threshold. As such, the Group recognizes revenue related to such services based on its best estimate and true up adjustments are made when service fee amounts are confirmed by institutional funding partners.
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

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(u) Revenue recognition (continued)

Other revenue

Other than the investment management fee for investment programs, other revenue primarily includes borrower referral fees.
The Group refers borrowers that do not meet the Group’s risk appetite to other lending platforms, and charges a referral fee based on the loan origination volume, cost per-click
or other performance based criteria. Such fee is recognized as other revenue upon loan origination, each click or other performance obligation is satisfied.
Revenue disaggregation analysis
The following table sets forth the Group’s operating revenue from different service types:

	For the years ended December 31,
	2019		2020		2021
	With quality assurance obligation	Without quality assurance obligation	With quality assurance obligation	Without quality assurance obligation	With quality assurance obligation	Without quality assurance obligation
Loan facilitation service fees	2,984,063	326,812	1,908,851	—	3,604,019	190,163
Post-facilitation service fees	1,096,660	103,713	672,981	—	1,287,760	21,805
Other revenue
-borrowers referral fee	—	130,677	—	290,337	—	239,070
-investment management fee	109,423	—	31,767	—	—	—
-others	37,949	66,791	95,286	64,496	105,758	211,871

	4,228,095	627,993	2,708,885	354,833	4,997,537	662,909

Interest income (Note
2
(o)) and guarantee income (Note
2
(t)) is not included in the table above as it is not accounted for under ASC Topic

.

Contract balances
Contract assets represent the Group’s right to consideration in exchange for facilitation and post-facilitation service that the Company has transferred to the customer before payment is due. Contract liabilities represent the Group’s obligation to transfer facilitation and post-facilitation service to the customer due to received payment. The timing of revenue recognition, scheduled payments, and cash collections results in contract assets and contract liabilities.
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
5

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

(v) Origination, servicing expenses and other cost of revenue
Origination, servicing expenses and other cost of revenue primarily consist of salaries and benefits of employees who facilitate loan origination, perform risk pricing, debt-collection service, customer service, data processing, data analysis and other cost of revenue.
Origination, servicing expenses and other cost of revenue-related party consist of expenses for data collection service provided by PPcredit, a related party of the Group (See Note 10).
(w) Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB710,203, RMB470,243 and RMB1,569,167 for the years ended December 31, 2019, 2020 and 2021, respectively, are charged to the consolidated statements of comprehensive income as incurred.
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

F-3
6

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)

(aa) Leases
The Group determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use
(“ROU”) assets and operating lease liabilities, in the Group’s consolidated balance sheets. The Group does not have any finance leases for the years ended December 31, 2019, 2020 and 2021.
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
(ab) Government grants and subsidy income
The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statement of comprehensive income in the period the cash is received. The government grants received by the Group amounting to RMB62,517, RMB74,104 and RMB30,596 for the years ended December 31, 2019, 2020 and 2021, respectively.
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

F-3
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
(ad) Net profit per share

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

F-3
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
paid-in
capital by using
first-in,
first-out
method. The treasury shares account includes 144,906,570 and 116,279,765 ordinary shares mainly for the purpose of exercise of share-based compensation plans as of December 31, 2020 and 2021, respectively.
(ag) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax
profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary’s registered capital. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended December 31, 2019, 2020 and 2021, appropriations to the general reserve amounted to RMB61,192, RMB140,860 and RMB152,345, respectively.

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
In December 2019, the FASB issued ASU
2019-12—Income
Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments in ASU
2019-12
simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. ASU
2019-12
is effective for all entities beginning on January 1, 2021. The adoption of ASC 740 did not have a material impact on the Group’s results of income tax expenses or cash flows.
New accounting standards not yet adopted
In May 2021, the FASB issued ASU No. 2021-04, Earnings Per Share (Topic 260), Debt — Modifications and Extinguishments (Subtopic 470-50), Compensation — Stock Compensation (Topic 718), and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption of the amendments is permitted. The adoption of this standard is not expected to have a material impact on the Group’s disclosures.
In November 2021, the FASB issued ASU 2021-10, Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. The adoption of this standard is not expected to have a material impact on the Group’s disclosures.

F-4
0

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
2. Summary of significant accounting policies (continued)
(ah) Recently issued accounting standards (continued)
New accounting standards not yet adopted (continued)

In March 2022, the FASB issued ASU 2022-02, Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. This update eliminates the accounting guidance for troubled debt restructurings (TDRs) for creditors, requires new disclosures for creditors for certain loan refinancings and restructurings when a borrower is experiencing financial difficulty and requires inclusion of current-period gross writeoffs in the vintage disclosure tables. The adoption of this standard is not expected to have a material impact on the Group’s disclosures.
3. Loans receivable, net
Loans receivable originated and retained by the Group consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Loans	2,736,894	2,410,149
Credit loss allowance for loans receivable	(382,012)	(427,873)

Loans receivable, net	2,354,882	1,982,276

As of December 31, 2021 and 2020, the entire loans receivable balance represents the outstanding loans made to the borrowers from consolidated trusts and subsidiaries of the Group. As part of the Group’s efforts to develop new product offerings for institutional funding partners, a series of trusts were established and administrated by third-party trust companies. These trusts make loans solely to borrowers referred the Group to provide returns to the trust beneficiaries. As such, the Group has power to direct the activities of the trusts. In addition, the Group is either the sole beneficiary of certain trusts or has the obligation to absorb losses or the right to receive residual benefits from certain trusts that could potentially be significant to these trusts. As a result, the Group is considered the primary beneficiary of the trusts and their assets, liabilities, results of operations and cash flows are consolidated accordingly.
The following table sets forth the activity in the allowance for loan losses for the years ended December 31, 2019, 2020 and 2021.

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Beginning balance	74,381	316,124	382,012
Impact of adoption of ASC 326 (Note 2(b))	—	303,291	—
Provision for loans receivable	299,504	463,175	374,243
Current period write off	(57,761)	(700,578)	(328,382)

Ending balance	316,124	382,012	427,873

F-4
1

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
3. Loans receivable, net (continued)

The Group evaluates expected credit losses of loans receivable by on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents loans receivables based on type of borrowers and delinquency as of December 31, 2020 and December 31, 2021:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total loans receivable
December 31, 2020
New borrowers	19,443	5,564	5,359	4,667	35,033	231,001	266,034
Repeat borrowers	101,880	28,994	27,251	27,449	185,574	2,285,286	2,470,860

Total	121,323	34,558	32,610	32,116	220,607	2,516,287	2,736,894

December 31, 2021
New borrowers	31,036	8,658	9,771	7,181	56,646	251,554	308,200
Repeat borrowers	93,254	25,998	26,061	21,617	166,930	1,935,019	2,101,949

Total	124,290	34,656	35,832	28,798	223,576	2,186,573	2,410,149

As the average tenor of loans facilitated on the Group’s platform are around 9 months, substantially all of the loans receivable balance as of December 31, 2021 are originated in 2021.
As of December 31, 2020
and 2021, loans receivable amounting to RMB99,284 and RMB109,303 were in non-accrual
status with no loans receivables accruing interest 90 days past due. Interest income for non-accrual
loans receivable is recognized on a cash basis. For the years ended December 31, 2019, 2020 and 2021, interest income earned from non-accrual
loans receivable were not material.
Beginning in 2020, management performs a quarterly evaluation of the adequacy of credit loss allowance for loan receivables primarily based on expectations of lifetime credit losses based on historical default experience, known or inherit risks in the portfolio, current economic conditions and macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers (Note 2(b)). When forecasting macroeconomic factors, management primarily considered gross domestic product, consumer price index and other pertinent factors such as money supply wherein M1 money supply was determined to be the most relevant to the Group’s business. The allowance is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment.

F-4
2

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

4. Prepaid expenses and other assets
Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Security deposits and other deposits 1	965,117	1,666,713
Deductible value-added taxes	20,292	105,002
Prepaid online marketing expenses	15,956	33,709
Advances	10,455	15,715
Others	38,189	78,299

	1,050,009	1,899,438

1
Security deposits and other deposits primarily includes security deposits and rental deposits. Security deposits were set aside as requested by certain institutional funding partners, held in deposit accounts with the institutional funding partners. As of December 31, 2020 and 2021, security deposits set aside by the Group amounted to RMB953,856 and RMB1,654,989, respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

5. Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Computer and electronic equipment	173,653	231,196
Office furniture and equipment	17,136	22,279
Leasehold improvement	47,324	39,266
Software	45,582	46,752

Total	283,695	339,493
Less: Accumulated depreciation and amortization 1	(189,819)	(227,096)

Property, equipment and software, net	93,876	112,397

1	Depreciation and amortization expenses for the years ended December 31, 2019, 2020 and 2021 was RMB57,712, RMB51,780 and RMB37,277 respectively.
6. Intangible assets
Intangible assets consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Micro-Lending License	63,760	63,760
Factoring License	265	265
Financial Leasing License	255	255
Insurance Brokerage License 1	34,667	34,667

Total	98,947	98,947
Less: Accumulated amortization and impairment	—	—

Intangible assets	98,947	98,947

1
The Group acquired an insurance brokeage company in 2020. The acquisitions met the “single or similar asset threshold” and are not considered as business combination in accordance with ASC Topic 805 but asset acquisition.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

7. Accounts receivable and contract assets
The following table presents the accounts receivable and contract assets as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB
Accounts receivable and contract assets	1,052,631	2,141,542
Credit loss allowance for accounts receivable and contract assets	(188,725)	(250,696)

Accounts receivable and contract assets, net	863,906	1,890,846

The Group evaluates expected credit losses of accounts receivable and contract assets on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents accounts receivable and contract assets based on type of borrowers and delinquency as of December 31, 2020 and 2021:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total accounts receivable and contract assets
December 31, 2020
New borrowers	6,781	1,672	1,587	1,870	11,910	117,030	128,940
Repeat borrowers	20,105	5,942	5,356	5,458	36,861	756,322	793,183
Other	—	—	—	—	—	130,508	130,508

Total	26,886	7,614	6,943	7,328	48,771	1,003,860	1,052,631

December 31, 2021
New borrowers	16,964	3,626	2,863	2,491	25,944	451,127	477,071
Repeat borrowers	50,589	10,409	8,207	6,811	76,016	1,365,710	1,441,726
Other	—	—	—	—	—	222,745	222,745

Total	67,553	14,035	11,070	9,302	101,960	2,039,582	2,141,542

As the average tenor of loans facilitated on the Group’s platform are around 9 months, substantially all of the accounts receivable and contract assets balance as of December 31, 2021 are originated in 2021.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
7. Accounts receivable and contract assets (continued)

As disclosed in note 2(l), the Company
writes-off
the accounts receivable and contract assets and the related allowance when the accounts receivables and contract assets are delinquent for 180 days or more.
The following table sets forth the movement of credit loss allowance for accounts receivable and contract assets as of December 31, 2020 and 2021, respectively:

	For the years ended December 31,
	2019	2020	2021
		RMB	RMB
Beginning balance	50,544	145,699	188,725
Impact of adoption of ASC 326 (Note 2(b))	—	142,077	—
Provision for accounts receivable and contract assets	261,882	124,661	139,226
Current period write-off	(166,727)	(223,712)	(77,255)

Ending balance	145,699	188,725	250,696

8. Employee benefits
The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income for such employee benefits amounted to approximately RMB144,596, RMB80,505 and RMB140,135 for the years ended December 31, 2019, 2020 and 2021, respectively.

F-4
6

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

9. Accrued expenses and other liabilities
Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2020	2021
	RMB	RMB
Funds payable to institutional funding partners *	225,031	326,914

Accrued marketing expense	134,743	133,399
Accrued collection service fee	36,943	41,654
Accrued technical services expense	16,930	25,988
Accrued payment channel expenses	13,212	21,055
Accrued professional service fee	25,503	25,074
Others	56,640	64,748

	509,002	638,832

*	The balance of payable mainly includes funds received from borrowers but not yet transferred to the institutional funding partners due to the settlement time lag.
10. Related party balances and transactions
Transaction with PPcredit
Amounts incurred by the Group

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Data collection service expense (i)	43,494	10,104	7,503

(i)
PPcredit Data Service (Shanghai) Co., Ltd. (“PPcredit”) was founded in April 2016 by the founders of the Group to provide data collection services. The Group mainly uses PPcredit as a data provider since PPcredit was established. The price for the service is determined based on the price charged by other market participants.

Amounts due to related parties

	As of December 31,
	2020	2021
	RMB	RMB
PPcredit	1,984	2,265

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
The PRC
On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”), which will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. Shanghai PPDai and Shanghai Erxu were entitled for a preferential income tax rate of 15% from 2018 to 2020 as they are qualified as HNTE. Starting from 2021, these subsidiaries no longer enjoyed a preferential income tax rate of 15%. In January 2018, Shanghai Shanghu was approved the Software Enterprise Status. In accordance with PRC EIT Law, Shanghai Shanghu was entitled to enjoy full income tax exemption for 2017 and 2018, and a preferential income tax rate of 12.5% for 2019 to 2021. In May 2020, Shanghai Shanghu was approved the qualification of Key Software Enterprise Status in 2019 and was entitled to a preferential tax rate of 10% for 2019. In 2020, Hainan Shanghu applied for Software Enterprise Status and obtained Software Enterprise Status in 2021. In accordance with PRC EIT Law, Hainan Shanghu is entitled to enjoy full exemption from EIT for two years beginning from 2020 to 2021, and a 50% reduction for the subsequent three years.
The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of
25
% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC
company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

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
Prior to 2020, as the Company had the intent and ability to indefinitely reinvest the PRC subsidiaries’ accumulated profits for expansion of its PRC business, no withholding tax was recorded for those accumulated profits. Starting from 2020, the Company decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company for dividend distribution purposes. The Group accrued RMB18 million and RMB58 million withholding tax liabilities based on a 10% tax rate for certain percentage of the PRC subsidiaries’ profits to be distributed in 2020 and 2021, respectively. As of December 31, 2020 and 2021, there were approximately RMB2,669 million and RMB4,604 million accumulated undistributed profits of PRC subsidiaries that no deferred tax liabilities were provided, respectively.
The Group still intends to indefinitely reinvest these remaining undistributed earnings in its PRC subsidiaries.
The Group has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of the consolidated VIEs, which amounted to

RMB5,123 million at December 31, 2021 as, after review, it was determined that relevant tax laws and regulations provide for tax-free
transfer of such amounts to the Group’s PRC subsidiaries. Moreover, the Group has the intent and ability to indefinitely reinvest such accumulated profits for expansion of its PRC business, in line with its strategic goals.
Composition of income tax expenses
The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income during the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Current income tax expenses	390,080	298,096	503,139
Deferred income tax expense	91,882	157,325	(262,321)

Total	481,962	455,421	240,818

F-
49

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
11. Taxation (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2019, 2020 and 2021 and does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2021.
The following table sets forth reconciliation between the computed expected tax expenses (benefit) rate and the effective income tax rate:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Statutory tax rate	25%	25%	25%
Research and development tax credit	(3)%	(2)%	(3)%
Effect of tax holiday*	(7)%	(7)%	(17)%
Change in valuation allowance	1%	1%	1%
Non-deductible expenses	1%	1%	1%
Withholding tax	—	1%	2%

Effective income tax rate	17%	19%	9%

*
As Hainan Shanghu obtained software enterprise status in the fourth quarter of 2021, the Group reversed a total of RMB220.2 million tax expenses in the fourth quarter of 2021 including RMB76.1 million related to 2020 and RMB144.1 million related to for the first three quarters of 2021. As Shanghai Shanghu obtained Key Software Enterprise Status in 2020, the Group reversed a total of RMB33.8 million tax expenses related to 2019 in 2020.

The aggregate amount and per share effect of the tax holidays are as follows

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Tax holiday effect	202,923	168,677	471,798
Net profit per share effect
- Basic	0.13	0.11	0.33

- Diluted	0.13	0.11	0.32

F-
5
0

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
11. Taxation (continued)
Deferred tax assets
The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Timing difference in revenue recognition	—	244,215
Provision for accounts receivable and contract assets and loans receivable	77,578	168,398
Net accumulated losses-carry forward	69,454	117,850
Payroll and welfare payable and other temporary difference	5,831	12,379
Quality assurance obligations	45,128	2,016
Less: Valuation allowance	(42,233)	(89,117)

Total deferred tax assets	155,758	455,741

Deferred tax liabilities:
Intangible assets arisen from business combination and asset acquisition	(24,607)	(24,607)
Unrealized gain in consolidated trusts	(58,897)	(36,989)
Other taxable temporary difference	(2,044)	—
Withholding tax for undistributed earnings	(18,000)	(76,036)

Total deferred tax liabilities	(103,548)	(137,632)

Movement of valuation allowances

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
At beginning of year	40,143	6,245	42,233
Current year additions	741	40,054	50,925
Current year reversals	(34,639)	(4,066)	(4,041)

At end of year	6,245	42,233	89,117

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2020 and 2021, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries.
As of December 31, 2021, total tax loss carry forwards of the Company’s subsidiaries in the PRC of approximately RMB487,439, will expire if not used between 2022 and 2026. The applicable carry-forward limitation period is 5 years under the PRC EIT law.
Uncertain tax positions
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

F-
51

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
For the years ended December 31, 2019, 2020 and 2021, the Company repurchased 12,729,500, 139,954,870 and 4,171,000 Class A ordinary shares on the open market for an aggregate cash consideration of US$6.8 million (RMB47.2 million), US$55.4 million (RMB384.9 million) and US$2.5 million (RMB16.2 million). The weighted average price of these shares repurchased were US$0.53, US$0.40 and US$0.60 per share. These issued and repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity.
For the years ended December 31, 2019, 2020 and 2021, certain Class B ordinary shareholders sold 73,000,000, 5,000,000 and 1,800,000 Class B ordinary shares on the open market which were automatically transferred into Class A ordinary shares upon completion of the transaction.
As of December 31, 2021, 1,550,071,169 ordinary shares have been issued at par value of US$0.00001, including (i) 970,871,169 Class A ordinary shares and (ii) 579,200,000 Class B ordinary shares.
13. Share-based compensation
1) Share based compensation plan of FinVolution Group
The Group recognizes share-based compensation, net of estimated forfeitures, on a straight line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was
 no income tax benefit recognized on the Consolidated Statements of Operations for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2019, 2020 and 2021.
In June 2013 and October 2017, the Group adopted 2013 Share Incentive Plan (the “2013 plan”) and 2017 Share Incentive Plan (the “2017 plan”), which allows the Group to offer share based incentive awards to employees, officers, directors and individual consultants who render services to the Group by granting options, restricted shares or restricted share units. Awards granted under 2013 plan or 2017 plan are generally subject to a four-year vesting schedule as determined by the administrator of the plans.

F-
52

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
13. Share-based compensation (continued)
1) Share based compensation plan of FinVolution Group (continued)

Share Options
The following table sets forth the stock option shares activities under all the option plans for the years ended December 31, 2019, 2020 and 2021:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$		US$
Outstanding at December 31, 2019	54,564,430	0.4519	2.51	4,264

Granted	3,035,750	0.1111	—	—
Canceled/Forfeited	(19,350,460)	0.1327	—	—
Expired	(454,170)	0.9663	—	—
Exercised	(11,765,920)	0.1235	—	—

Outstanding at December 31, 2020	26,029,630	0.3708	1.31	5,581

Vested and expected to vest at December 31, 2020	25,712,658	0.3704	1.30	5,524
Exercisable as of December 31, 2020	17,371,695	0.3097	0.88	4,524
Granted	—	—	—	—
Canceled/Forfeited	(1,300,000)	0.5876	—	—
Expired	(40,835)	0.1260	—	—
Exercised	(17,614,760)	0.2915	—	—

Outstanding at December 31, 2021	7,074,035	0.5331	1.24	3,607

Vested and expected to vest at December 31, 2021	7,022,578	0.5333	1.24	3,580
Exercisable as of December 31, 2021	4,527,920	0.4981	0.53	2,541
For the years ended December 31, 2019, 2020 and 2021, total share-based compensation expenses recognized related to the share options were RMB22,118, RMB6,218 and RMB774, respectively. As of December 31, 2021, the unrecognized compensation cost was RMB1,839. These amounts are expected to be recognized over a weighted average period of 1.68 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.
The aggregate intrinsic value is calculated as the difference between the exercise prices of the options and the per-share
fair value of ordinary shares of the Group of US$0.53, US$0.52 and US$0.99 as of December 31, 2019, 2020 and 2021, respectively.
The weighted average grant-date
per-share
fair value of options granted during the years ended December 31, 2019, 2020 and 2021 was US$0.24, US$0.13 and US$ nil, respectively.

F-
53

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

The fair value of each option granted under the Company’s Incentive Shares plan was estimated on the date of grant using the binomial model that uses the assumption noted in the following table:

	Options Granted in 2019	Options Granted in 2020
	RMB	RMB
Risk-free interest rate	2.62%	0.6%
Expected life (in years)	5	5
Expected dividend yield	0%	0%
Expected volatility	38.01%	48.61%
Exercise multiple	2.2-2.8	2.8
RSUs
The following table sets forth the Company’s RSUs activities under all incentive plans for the years ended December 31, 2019, 2020 and 2021:

	Number of RSUs	Weighted-average grant date fair value
		US$
Unvested at December 31, 2019	12,023,795	0.9880
Granted	71,935,155	0.3551
Vested	(3,916,645)	0.8144
Canceled/Forfeited	(4,211,810)	0.6760

Unvested at December 31, 2020	75,830,495	0.4290

Granted	22,322,425	0.7675
Vested	(15,183,045)	0.4803
Canceled/Forfeited	(10,052,130)	0.4644

Unvested at December 31, 2021	72,917,745	0.5452

Total share-based compensation cost for the RSUs amounted to RMB20,142, RMB35,951 and RMB94,439 for the years ended December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, there was RMB184,130 unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.68 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

F-
54

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
Basic net profit per share and diluted net profit per share have been calculated in accordance with ASC Topic 260 on computation of earnings per share for the years ended December 31, 2019, 2020 and 2021 as follows:

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
Basic net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	2,372,850	1,972,700	2,508,947

Denominator:
Weighted average number of ordinary shares outstanding—basic	1,525,814,189	1,477,162,991	1,420,870,790

Net profit per share attributable to FinVolution Group’s ordinary shareholders—basic	1.56	1.34	1.77

Dilute net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	2,372,850	1,972,700	2,508,947

Denominator:
Weighted average number of ordinary shares outstanding—basic	1,525,814,189	1,477,162,991	1,420,870,790
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	23,831,652	9,801,862	8,495,974
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	2,777,219	4,360,567	53,135,068
Weighted average number of ordinary shares outstanding—diluted	1,552,423,060	1,491,325,420	1,482,501,832

Net profit per share attributable to FinVolution Group’s ordinary shareholders—diluted	1.53	1.32	1.69

F-
55

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

15. Leases
T
he Company leases facilities under
non-cancellable
operating leases expiring on different dates. The terms of substantially all of these leases are four years or less. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases. With the adoption of the new leasing standard, the Group has recorded a right-of-use
asset and corresponding lease liability, by calculating the present value of future lease payments, discounted at additional borrowing rate.
(a) The following table sets forth the breakdown of leasing expenses:

	For the years ended December 31,
	2020	2021
	RMB	RMB
Lease cost:
Amortization of right-of-use assets	41,377	30,261
Interest of lease liabilities	3,276	1,695
Expenses for short-term leases within 12 months	7,526	5,911

Total lease cost	52,179	37,867

(b) The following table sets forth the supplemental cash flow information related to leases:

	For the years ended December 31,
	2020	2021
	RMB	RMB
Other information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	45,682	36,066

(c) The following table sets forth the weighted-average remaining lease term and discount rate:

	As of December 31,
	2020	2021
Weighted-average remaining lease term
Operating leases	1.70 years	3.30 years
Weighted-average discount rate
Operating leases	4.75%	4.75%

F-
56

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
15
. Leases (continued)

(d) The following table sets forth the movement of right of use assets for the years ended December 31, 2020 and 2021:

	For the years ended December 31,
	2020	2021
	RMB	RMB
Beginning balance	95,786	54,968
Recognition of additional leasing contract	559	24,431
Amortization of right of use assets	(41,377)	(30,261)

Ending balance	54,968	49,138

(e) The following table sets forth the movement of leasing liabilities for the years ended December 31, 2020 and 2021:

	For the years ended December 31,
	2020	2021
	RMB	RMB
Beginning balance	85,143	43,296
Recognition of additional leasing contract	559	24,431
Interest of lease liabilities	3,276	1,695
Leasing payment	(45,682)	(36,066)

Ending balance	43,296	33,356

(f) The following table sets forth the maturities of lease liabilities:

As of
December 31, 2021
RMB
2022	17,111
2023	6,308
2024	4,476
2025	4,700
2026	3,655

Total undiscounted lease payments	36,250
Less: Imputed interest	(2,894)

Total lease liabilities	33,356

F-5
7

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

1
6
. Commitments and contingencies
(a) Capital and other commitments
The Group did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2021.
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
The VIEs and their subsidiaries hold the licenses that are essential to the operation of the Group’s business. In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, the WOFE and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.
Under PRC Ministry of Commerce (“MOFCOM”) security review rules promulgated in September 2011, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investment, leases, loans, control through contractual arrangements, or offshore transactions. Management, in conjunction with its PRC legal counsel, has concluded there is no need to submit the existing contractual arrangements with consolidated VIEs and its shareholders to the MOFCOM for national security review based upon analysis of the rules. However, there are substantial uncertainties regarding the interpretation and application of the MOFCOM security review rules, and any new laws, rules, regulations or detailed implementation measures in any form relating to such rules. Therefore, the Company cannot be assured that the relevant PRC regulatory authorities, such as the MOFCOM, would not ultimately take a contrary view to the opinion of management and the Company’s PRC legal counsel. If the MOFCOM or other PRC regulatory authority determines that the Company needs to submit the existing contractual arrangements with the VIEs and its shareholders for national security review, the Company may face sanctions by the MOFCOM or other PRC regulatory authority, which may include, among others, requiring the Company to restructure its ownership structure, discontinuation or restriction of operations in the PRC, or invalidation of the agreements that the VIEs have entered into with the VIEs and its shareholders.

F-
5
8

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
16
. Commitments and contingencies (continued)
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

ii)	VIE Enforceability
In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, the WOFEs and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, shareholders of certain VIEs are founders of the Group, who collectively controls more than 50% of total voting power. Therefore, the enforceability of the contractual agreements between VIEs and their shareholders depends on whether shareholders or their PRC holding entities will fulfill these contractual agreements. As a result, the Company may be unable to consolidate the VIE and VIE’ subsidiaries in the consolidated financial statements.

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
59

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
16
. Commitments and contingencies (continued)
(b) Contingencies (continued)

iii)	Class Action (continued)

These actions allege that defendants made misstatements and omissions in connection with the Company’s initial public offering in November 2017 in violation of the Securities Act of 1933. The Lai Case also advances claims under the Securities Exchange Act of 1934. On October 16, 2018, the Supreme Court of the State of New York consolidated the two state court lawsuits (the Huang Case and the Vora Case) under the caption In re PPDAI Group Securities Litigation, No. 654482/2018 (the “New York State Action”). On December 17, 2018, the plaintiffs in the New York State Action filed a consolidated amended complaint, which the Company and certain other defendants moved to dismiss. On February 26, 2020, the Court in the New York State Action granted in part and denied in part defendants’ motion to dismiss. The Company and certain other defendants appealed the partial denial of their motion. On February 21, 2019, the U.S. District Court for the Eastern District of New York consolidated the two federal court lawsuits (the Lai Case and the Goyal Case) under the caption In re PPDAI Group Inc. Securities Litigation, No.
18-cv-6716-FB-JO
(the “Federal Court Action”). On April 22, 2019, plaintiffs in the Federal Court Action filed a second amended complaint. Defendants filed a motion to dismiss the Federal Court Action, which was fully briefed as of January 17, 2020. On December 9, 2020, the parties notified both courts that they reached an agreement in principle to settle both lawsuits. On June 11, 2021, the lead plaintiffs in both actions filed an unopposed motion with the Federal Court for preliminary approval of a global settlement of both the Federal Court Action and the New York State Action for a settlement amount of USD9 million in total, in which the Company borne USD1.35 million and the insurers were responsible for the remaining USD7.65 million. The Federal Court granted that motion and, on December 16, 2021, held a settlement fairness hearing. On January 21, 2022, the Federal Court approved the settlement and issued final judgment, ending the Federal Court Action. On February 11, 2022, the parties submitted a stipulation of dismissal for the New York State Action. On April 5, 2022, the New York State Court so-ordered the stipulation of dismissal.
17
. Restricted net assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax
income prior to payment of any dividends. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB7,796,303 or 72.8% of the consolidated net assets of the Group as of December 31, 2021. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders. Furthermore, cash transfers from the Group’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Group, or otherwise satisfy their foreign currency denominated obligations.
18
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
60

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
1
8
. Condensed financial information of the parent company (continued)

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020 and 2021.

	As of December 31,
	2020	2021
	RMB	RMB	US$ Note2(f)
Assets
Cash and cash equivalents	28,435	38,231	5,999
Prepaid expenses and other assets	1,247	2,795	439
Amounts due from Group companies	1,302,606	694,123	108,923
Investment in subsidiaries and VIEs	7,949,999	10,574,557	1,659,379

Total assets	9,282,287	11,309,706	1,774,740

Liabilities and Shareholders’ Equity
Accrued expenses and other liabilities	32,571	5,647	885
Contract liability	3,447	1,610	253
Amounts due to Group companies	882,963	647,199	101,559

Total liabilities	918,981	654,456	102,697

Shareholders’ equity :
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2020 and 2021; 969,071,169 and 970,871,169 issued as of December 31, 2020 and 2021; 824,164,599 and 854,591,404 outstanding as of December 31, 2020 and 2021)	64	64	10
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2020 and 2021; 581,000,000 and 579,200,000 issued and outstanding as of December 31, 2020 and 2021)	39	39	6
Additional paid-in capital	5,659,990	5,694,733	893,628
Treasury stock (144,906,570 and 116,279,765 shares as of December 31, 2020 and 2021, respectively)	(401,621)	(324,171)	(50,870)
Statutory reserves	458,058	610,403	95,786
Accumulated other comprehensive income	(5,142)	(16,769)	(2,630)
Retained earnings	2,651,918	4,690,951	736,113

Total shareholders’ equity	8,363,306	10,655,250	1,672,043

Total liabilities and shareholders’ equity	9,282,287	11,309,706	1,774,740

F-6
1

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
1
8
. Condensed financial information of the parent company (continued)

Statements of comprehensive income

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ Note 2(f)
Operating expenses
General and administrative expenses	(25,590)	(20,720)	(18,617)	(2,921)

Profits from operations
Other income, net	7,898	2,158	1,502	236
Income from subsidiaries and VIEs	2,390,542	1,991,262	2,526,062	396,394

Net profit	2,372,850	1,972,700	2,508,947	393,709

Net profit attributable to ordinary shareholders	2,372,850	1,972,700	2,508,947	393,709

Statements of cash flows

	For the years ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$ Note 2(f)
Net cash provided by (used in) operating activities for Third-party	8,474	(6,282)	(45,587)	(7,154)

Net cash provided by (used in) operating activities	8,474	(6,282)	(45,587)	(7,154)

Collection of loans from Group companies	86,471	557,936	846,737	132,871
Cash paid as loans extended to Group companies	—	—	(238,254)	(37,387)

Net cash provided by (used in) investing activities	86,471	557,936	608,483	95,484

Repayment of loans to Group companies	—	—	(839,719)	(131,770)
Cash received as loans from Group companies	—	—	603,955	94,774
Other financing activities	(401,400)	(636,936)	(310,221)	(48,681)

Net cash provided by (used in) financing activities	(401,400)	(636,936)	(545,985)	(85,677)

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

19
. Subsequent events
On March 1
5
, 202
2
, the Board of Directors of the Company unanimously approved a cash dividend of US$ 0.205 (RMB1.31) per ADS, and is expected to be distributed on or around
 May 6, 2022 to shareholders of record
as of
the close of business on April 13, 2022.

F-6
3