Form 20-F
period 2022-12-31
FinVolution Group
filed 2023-04-25
CIK 1691445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

For the transition period from to

Commission file number:
001-38269

FinVolution Group
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)
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
Not Applicable
(Title of Class)

As of December 31, 2022, there were 1,413,196,769 ordinary shares outstanding, consisting of 843,996,769 Class A ordinary shares and 569,200,000 Class B ordinary shares, both with a par value of US$0.00001 per share.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days
.

Yes
  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation
S-T
(§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)
.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to
§240.10D-1(b).

☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standard Board	☐
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

•	number of “unique borrowers” at a certain point in time refers to the cumulative number of borrowers whose loans on our platform had been funded before such point in time;

•	number of “unique borrowers” in a given period refers to the total number of borrowers whose loans on our platform were funded during such period;

•	“outstanding loan balance” in the China market as of a given date refers to the balance of outstanding loans delinquent within 180 days from such date;

•	“outstanding loan balance of the overseas markets” as of a given date refers to the balance of outstanding loans delinquent within 30 days from such date;

•	“ordinary shares” refers to our Class A and Class B ordinary shares, par value US$0.00001 per share;

•	“overseas markets” refers to our overseas markets outside China;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•

“vintage delinquency rate” refers to (i) the total amount of principal for all the loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and then divided by (iii) the total amount of initial principal for all loans in such vintage. For purpose of this annual report, loans facilitated during a specified time period are referred to as a vintage. Loans that are delinquent for 180 days or more are included in the calculation of vintage delinquency rate; and

•

“we,” “us,” “our company,” “our” and “FinVolution” refer to FinVolution Group, our Cayman Islands holding company, its direct and indirect subsidiaries. We conduct operations in China through (i) our PRC subsidiaries, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, including Beijing Paipairongxin Investment Consulting Co., Ltd., Shanghai Zihe Information Technology Group Co., Ltd., and Shanghai Ledao Technology Co., Ltd., and (iii) the subsidiaries of the consolidated variable interest entities. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP for accounting purposes. Investors are purchasing an interest in FinVolution Group, a Cayman Islands holding company with no operations of its own. FinVolution Group does not have any equity ownership in the consolidated variable interest entities.

Our reporting currency is the Renminbi because our business is mainly conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this annual report is based on the rate certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB6.8972 to US$1.00, the noon buying rate on December 30, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 21, 2023, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8920 to US$1.00.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online consumer finance platform market;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with institutional funding partners and borrowers;

•	competition in our industry;

•	general economic and business condition in China and elsewhere; and

•	relevant government policies and regulations relating to our industry.

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

Not applicable.

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

Notes:

(1)

Beijing Paipairongxin currently has four shareholders: Jun Zhang, our co-founder and director, Tiezheng Li, our co-founder, vice chairman, president and chief executive officer, Honghui Hu, our co-founder and director, and Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 13.22%, 4.81%, 12.85%, and 69.12% of Beijing Paipairongxin’s equity interests, respectively.

(2)

Shanghai Zihe currently has four shareholders: Jun Zhang our co-founder and director, Tiezheng Li, our co-founder, vice chairman, president and chief executive officer, Honghui Hu, our co-founder and director, Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 25% of Shanghai Zihe’s equity interests, respectively.

(3)

Shanghai Ledao currently has two shareholders: Lizhong Chen, a family relative of Tiezheng Li, and Yejun Jiang, a family relative of Honghui Hu, each holding 50% of Shanghai Ledao’s equity interests, respectively.

(4)	The rest of the 20% equity interests are held by an independent third party.

FinVolution Group is not an operating company in China but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities. We conduct operations in China through (i) our PRC subsidiaries, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, and (iii) the subsidiaries of the consolidated variable interest entities. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services business, such as the internet content provision services and online data processing and transaction processing services. Accordingly, we operate these businesses in China through the consolidated variable interest entities and their respective subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their respective shareholders to direct the activities of operation of the consolidated variable interest entities and their respective subsidiaries. This structure provides investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the consolidated variable interest entities and their respective subsidiaries accounted for 92.5%, 88.0% and 83.9% of our total revenues for 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to FinVolution Group, its subsidiaries, and, in the context of describing our operations in China and consolidated financial information, the consolidated variable interest entities and their respective subsidiaries in China, including but not limited to (i) Beijing Paipairongxin Investment Consulting Co., Ltd., or Beijing Paipairongxin, which was established in June 2012; (ii) Shanghai PPDai Financial Information Service Co., Ltd., or Shanghai PPDai, a subsidiary of Beijing Paipairongxin, which was established in January 2011 and operates our ppdai.com website and PPDai mobile application and used to engage in our historical business of online lending information intermediary; (iii) Hefei PPDai Information Technology Co., Ltd., or Hefei PPDai, a subsidiary of Shanghai PPDai, which was established in December 2016 and holds the value-added telecommunication business operation license, or the VATS License, for operation of call center services; (iv) Shanghai Erxu Information Technology Co., Ltd., or Shanghai Erxu, a subsidiary of Shanghai Zihe, which was established in April 2018 and primarily engages in the business of introducing borrowers to institutional funding partners to match transactions; and (v) Shanghai Ledao Technology Co., Ltd., or Shanghai Ledao, which was established in January 2019 and currently does not engage in any business operations. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not and may never have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries.

A series of contractual agreements, including loan agreements, business operation agreement, power of attorney, equity pledge agreement, exclusive technology consulting and service agreement and call option agreement, have been entered into by and among our subsidiaries, the consolidated variable interest entities and their respective shareholders. Terms contained in each set of contractual arrangements with the consolidated variable interest entities and their respective shareholders are substantially similar. The contractual arrangements enable us to direct the activities of operation that most significantly impact the economic performance of the consolidated variable interest entities and provide us with economic benefits of the consolidated variable interest entities and as such we are the primary beneficiary of these companies, and we have consolidated the financial results of these companies in our consolidated financial statements. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.”

However, the contractual arrangements may not be as effective as equity ownership in providing us with control over the consolidated variable interest entities and we may incur substantial costs to enforce the terms of the arrangements. In addition, these agreements have not been tested in China courts. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the consolidated variable interest entities for a significant portion of our business operations, and such contractual arrangements may not be as effective as equity ownership in providing operational control” and “—The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

Our corporate structure is subject to risks associated with our contractual arrangements with the consolidated variable interest entities. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated variable interest entities and their respective subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole. The PRC regulatory authorities could disallow the contractual arrangements structure, which would likely result in a material change in our operations and cause the value of our securities to significantly decline or become worthless. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various legal and operational risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

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

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us” and “—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor.

In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and consolidated variable interest entities and their respective subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated variable interest entities in China, except that Shanghai PPDai has not obtained any VATS License. Due to the lack of regulatory authorities’ final interpretation of the applicable laws, there still exists uncertainties on which category of VATS License that may be applicable to Shanghai PPDai as the operator of our ppdai.com website and PPDai mobile application, and therefore Shanghai PPDai has not obtained any VATS License. We cannot rule out the possibility that Shanghai PPDai may be deemed by certain regulatory authorities as operating our ppdai.com website and PPDai mobile application without an appropriate VATS License and we may be subject to regulatory penalties, including, but not limited to, rectification orders and warnings, fines, confiscation of illegal gains, and suspension or termination of operating of our website and mobile application. In addition, given the rapid evolving of the online consumer finance industry and the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platform in the future. For example, when Shanghai Erxu provides the service of introducing borrowers to our institutional funding partners to match transactions, it also provides the preliminary credit assessment services to our institutional funding partners for the borrowers referred by it, and if the preliminary credit assessment services provided by Shanghai Erxu to our institutional funding partners are deemed by the regulatory authorities as the credit reference business or information provision activities, Shanghai Erxu may be required to obtain a license for individual credit reference business, or alternatively, pursue cooperation with licensed credit reference agencies and submit the relevant cooperation agreement with the People’s Bank of China, or the PBOC or its provincial branches. If we cannot obtain the regulatory approval or complete the filing in a timely manner, we may be deemed as violating the applicable laws and regulations of credit reference services and subject to regulatory penalties, including cessation of business operations, confiscation of illegal gains, fines from RMB50,000 to RMB500,000, and even criminal liability. If we, our subsidiaries, the consolidated variable interest entities or their subsidiaries do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, or inadvertently conclude that such permissions or approvals are not required, or if applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Furthermore, as advised by Hui Ye Law Firm, our PRC counsel, in connection with our historical issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the consolidated variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, if the relevant PRC governmental authorities determine that our business may affect national security, they may initiate cybersecurity review against us. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”

However, the PRC government has recently promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. On February 17, 2023, the CSRC published the Trial Administrative Measures on the Overseas Issuance and Listing of Securities by Domestic Companies, or the Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Trial Measures, domestic companies in the PRC that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the Trial Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the Trial Measures. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a significant portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States, in the event that you believe that your rights have been infringed under the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, and Hui Ye Law Firm, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hui Ye Law Firm has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit. However, it would be difficult for foreign shareholders to establish sufficient nexus to the PRC by virtue only of holding our ADSs or ordinary shares.

Cash and Asset Flows through Our Organization

FinVolution Group is a holding company with no operations of its own. We conduct operations in China primarily through our subsidiaries and the consolidated variable interest entities and their respective subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, FinVolution Group’s ability to pay dividends to the shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the consolidated variable interest entities in China. If any of our PRC subsidiaries or the consolidated variable interest entities incurs debt on its own behalf in the future, the instruments governing such debt may restrict our PRC subsidiaries’ ability to pay dividends to FinVolution Group or the consolidated variable interest entities’ ability to pay service fees. In addition, our PRC subsidiaries are permitted to pay dividends to FinVolution Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB6.3 billion, RMB7.8 billion and RMB8.0 billion (US$1.2 billion) as of December 31, 2020, 2021 and 2022, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the consolidated variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.”

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to FinVolution Group, the parent company, by our subsidiaries.

Under PRC law, FinVolution Group may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements.

As of December 31, 2022, FinVolution Group, the parent company, had made cumulative capital contribution of RMB1,291.4 million (US$187.2 million) to our PRC subsidiaries through intermediate holding companies.

The consolidated variable interest entities may transfer cash to the relevant PRC subsidiaries by paying service fees according to the restated exclusive technology consulting and service agreement or the exclusive technology consulting and service framework agreements, as applicable. Pursuant to these agreements between each of the consolidated variable interest entities and its corresponding PRC subsidiary, each of the consolidated variable interest entities agrees to pay the relevant PRC subsidiary for technology consulting and service at an amount as determined on a case-by-case basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by the relevant PRC subsidiary and its employees, the commercial value of the technology consulting and service to be provided by the relevant PRC subsidiary, and the revenue the consolidated variable interest entity generates due to the technology consulting and service provided by the relevant PRC subsidiary. For the years ended December 31, 2020, 2021 and 2022, the service fees paid by the consolidated variable interest entities to the PRC subsidiaries through technical development service arrangements and technical support service arrangements were RMB2,143.2 million, RMB2,313.2 million and RMB3,598.8 million (US$521.8 million), respectively. If there is any amount payable to relevant PRC subsidiaries under the contractual arrangements, the consolidated variable interest entities will settle the amount accordingly.

The following is a summary of cash transfers that have occurred between our subsidiaries and the consolidated variable interest entities:

	For the Year Ended December 31,
	2020	2021	2022

	(RMB in thousands)
Cash paid by the consolidated variable interest entities to our subsidiaries under service agreements [1]	(2,143,205)	(2,313,224)	(3,598,761)
Cash received by the consolidated variable interest entities from our subsidiaries under service agreements [2]	137,624	534,988	650,751
Capital contribution by the consolidated variable interest entities to our subsidiaries for intra-group investing [3]	—	(22,432)	(10,020)
Collection of loans by the consolidated variable interest entities from our subsidiaries for intra-group investing [4]	—	389,043	72,373
Cash paid as loans by the consolidated variable interest entities to our subsidiaries for intra-group investing [5]	—	(2,328,235)	(304,533)
Repayment of loans by the consolidated variable interest entities to our subsidiaries for intra-group financing [6]	—	(164,719)	(134,307)
Cash received as loans by the consolidated variable interest entities from our subsidiaries for intra-group financing [7]	—	1,785,238	1,533,401

Notes:

1.

Represents “Cash used in operating activities under service agreements for Intercompany” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash paid by the variable interest entities for intercompany services, including technical development services and technical support services.

2.

Represents “Cash provided by operating activities under service agreements for Intercompany” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash received by the variable interest entities for intercompany services, including technical development services and technical support services.

3.

Represents “Capital contribution to Group companies” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the capital contribution by the variable interest entities to group companies.

4.

Represents “Collection of loans from Group companies” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the collection of loans by the variable interest entities from group companies.

5.

Represents “Cash paid as loans extended to Group companies” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash paid as loans by the variable interest entities to group companies.

6.

Represents “Repayment of loans to Group companies” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the repayment of loans by the variable interest entities to group companies.

7.

Represents “Cash received as loans from Group companies” of the consolidated variable interest entities and their subsidiaries as in the condensed consolidating schedule of cash flow data which represents the cash received as loans by the variable interest entities from group companies.

For the years ended December 31, 2020, 2021 and 2022, no transfers of other assets, dividends or distributions were made between the holding company, our subsidiaries, and consolidated variable interest entities.

Our board of directors declared dividends in every March from 2019 to 2023. In addition, in March 2022, our board of directors approved an annual cash dividend policy, pursuant to which we will declare and distribute a recurring cash dividend at an amount of no less than 10% of our net income after tax in the previous fiscal year in the future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.”

For the years ended December 31, 2020, 2021 and 2022, dividends made to U.S. investors were RMB263.6 million, RMB317.6 million and RMB372.5 million (US$54.0 million).

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

(iii)

Certain of our PRC subsidiaries and the consolidated variable interest entities qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

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

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2022

	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Third-party revenues	—	1,790,631	3,141	9,340,431	—	11,134,203
Inter-company revenues(1)	—	3,296,525	14,431	535,053	(3,846,009)	—
Net revenues	—	5,087,156	17,572	9,875,484	(3,846,009)	11,134,203
Third-party expenses	(20,027)	(1,012,268)	(17,525)	(3,567,004)	—	(4,616,824)
Inter-company expenses(1)	—	(501,323)	(1,006)	(3,343,680)	3,846,009	—
Related party expenses	—	—	—	(37)	—	(37)
Provision for accounts receivable and contract assets	—	(106,498)	—	(284,384)	—	(390,882)
Provision for loans receivable	—	(324,351)	1,239	(92,790)	—	(415,902)
Credit losses for quality assurance commitment	—	(213,884)	—	(2,981,336)	—	(3,195,220)
Total operating expenses	(20,027)	(2,158,324)	(17,292)	(10,269,231)	3,846,009	(8,618,865)
Income (loss) from subsidiaries(2)	2,287,509	(254,159)	2,479,647	2,379	(4,515,376)	—
Loss of the consolidated variable interest entities	—	—	(255,886)	—	255,886	—
Income from operations	2,267,482	2,674,673	2,224,041	(391,368)	(4,259,490)	2,515,338
Other income, net	(1,100)	61,729	1,340	158,724	—	220,693
Profit before income tax expenses	2,266,382	2,736,402	2,225,381	(232,644)	(4,259,490)	2,736,031
Income tax expenses	—	(431,640)	107	(23,242)	—	(454,775)
Net profit	2,266,382	2,304,762	2,225,488	(255,886)	(4,259,490)	2,281,256
Net loss attributable to non-controlling interest shareholders	—	(17,253)	—	—	2,379	(14,874)
Net profit attributable to FinVolution Group’s ordinary shareholders	2,266,382	2,287,509	2,225,488	(255,886)	(4,257,111)	2,266,382

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2021
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Third-party revenues	—	1,132,093	4,057	8,333,978	—	9,470,128
Inter-company revenues(1)	—	2,545,816	16,400	796,071	(3,358,287)	—
Net revenues	—	3,677,909	20,457	9,130,049	(3,358,287)	9,470,128
Third-party expenses	(18,617)	(892,810)	(18,850)	(3,441,504)	—	(4,371,781)
Inter-company expenses(1)	—	(812,471)	—	(2,545,816)	3,358,287	—
Related party expenses	—	—	—	(7,503)	—	(7,503)
Provision for accounts receivable and contract assets	—	(4,288)	—	(134,938)	—	(139,226)
Provision for loans receivable	—	(406,560)	—	32,317	—	(374,243)
Credit losses for quality assurance commitment	—	—	—	(1,963,609)	—	(1,963,609)
Total operating expenses	(18,617)	(2,116,129)	(18,850)	(8,061,053)	3,358,287	(6,856,362)
Income (loss) from subsidiaries(2)	2,526,062	1,015,784	1,351,628	(448)	(4,893,026)	—
Income of the consolidated variable interest entities	—	—	1,017,759	—	(1,017,759)	—
Income from operations	2,507,445	2,577,564	2,370,994	1,068,548	(5,910,785)	2,613,766
Other income, net	1,502	26,847	345	93,674	—	122,368
Profit before income tax expenses	2,508,947	2,604,411	2,371,339	1,162,222	(5,910,785)	2,736,134
Income tax expenses	—	(92,428)	(3,927)	(144,463)	—	(240,818)
Net profit	2,508,947	2,511,983	2,367,412	1,017,759	(5,910,785)	2,495,316
Net loss attributable to non-controlling interest shareholders	—	14,079	—	—	(448)	13,631
Net profit attributable to FinVolution Group’s ordinary shareholders	2,508,947	2,526,062	2,367,412	1,017,759	(5,911,233)	2,508,947

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2020
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Third-party revenues	—	533,106	36,882	6,993,099	—	7,563,087
Inter-company revenues(1)	—	1,098,946	48,303	159,319	(1,306,568)	—
Net revenues	—	1,632,052	85,185	7,152,418	(1,306,568)	7,563,087
Third-party expenses	(20,720)	(581,725)	(26,690)	(2,000,511)	—	(2,629,646)
Inter-company expenses(1)	—	(159,319)	(18,086)	(1,129,163)	1,306,568	—
Related party expenses	—	—	—	(10,104)	—	(10,104)
Provision for accounts receivable and contract assets	—	(28,274)	—	(116,387)	—	(144,661)
Provision for loans receivable	—	(160,932)	—	(302,243)	—	(463,175)
Credit losses for quality assurance commitment	—	—	—	(2,007,968)	—	(2,007,968)
Total operating expenses	(20,720)	(930,250)	(44,776)	(5,566,376)	1,306,568	(5,255,554)
Income (loss) from subsidiaries(2)	1,991,262	1,395,376	671,331	(2,372)	(4,055,597)	—
Income of the consolidated variable interest entities	—	—	1,364,800	—	(1,364,800)	—
Income from operations	1,970,542	2,097,178	2,076,540	1,583,670	(5,420,397)	2,307,533
Other income, net	2,158	13,162	319	100,830	—	116,469
Profit before income tax expenses	1,972,700	2,110,340	2,076,859	1,684,500	(5,420,397)	2,424,002
Income tax expenses	—	(125,569)	(10,152)	(319,700)	—	(455,421)
Net profit	1,972,700	1,984,771	2,066,707	1,364,800	(5,420,397)	1,968,581
Net loss attributable to non-controlling interest shareholders	—	6,491	—	—	(2,372)	4,119
Net profit attributable to FinVolution Group’s ordinary shareholders	1,972,700	1,991,262	2,066,707	1,364,800	(5,422,769)	1,972,700

Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash and cash equivalents	21,990	1,757,304	7,070	1,850,016	—	3,636,380
Restricted cash	—	169,897	—	2,672,810	—	2,842,707
Short-term investments	48,752	680,948	—	2,697,320	—	3,427,020
Accounts receivable and contract assets	—	644,100	—	1,573,345	—	2,217,445
Quality assurance receivable	—	124,894	—	1,544,961	—	1,669,855
Property, equipment and software, net	—	114,431	—	26,914	—	141,345
Intangible assets	—	63,505	—	35,187	—	98,692
Loans and receivables, net of credit loss allowance for loans receivables	—	694,219	—	1,442,213	—	2,136,432
Investments	—	138,137	—	945,947	—	1,084,084
Investment in subsidiaries(3)	13,049,302	5,930,934	7,827,297	73,853	(26,881,386)	—
Net assets of the consolidated variable interest entities	—	—	5,482,793	—	(5,482,793)	—
Deferred tax assets	—	130,496	—	788,865	—	919,361
Prepaid expenses and other assets	13,582	102,632	147,859	2,702,678	—	2,966,751
Amounts due from Group companies(4)	641,549	6,932,627	600,313	2,316,737	(10,491,226)	—
Right of use assets	—	3,212	—	189,216	—	192,428
Goodwill(9)	—	50,411	—	—	—	50,411
Total assets	13,775,175	17,537,747	14,065,332	18,860,062	(42,855,405)	21,382,911
Deferred guarantee income	—	81,964	—	1,723,200	—	1,805,164
Liability from quality assurance commitment	—	315,783	—	3,239,835	—	3,555,618
Payroll and welfare payable	—	113,207	3,246	157,955	—	274,408
Taxes payable	—	82,453	—	51,574	—	134,027
Funds payable to investors of consolidated trusts	—	—	—	1,845,210	—	1,845,210
Contract liability	—	—	—	5,109	—	5,109
Amounts due to Group companies(4)	1,400,183	3,638,208	303,770	5,149,065	(10,491,226)	—
Amounts due to related party	—	—	—	1,000	—	1,000
Deferred tax liabilities	—	91,976	—	140,212	—	232,188
Accrued expenses and other liabilities	3,291	15,285	85	890,047	—	908,708
Leasing liabilities	—	2,928	—	174,062	—	176,990
Total liabilities	1,403,474	4,341,804	307,101	13,377,269	(10,491,226)	8,938,422
Total FinVolution Group shareholders’ equity(3)	12,371,701	13,049,302	13,758,231	5,482,793	(32,290,326)	12,371,701
Non-controlling interest	—	146,641	—	—	(73,853)	72,788
Total shareholders’ equity	12,371,701	13,195,943	13,758,231	5,482,793	(32,364,179)	12,444,489
Total liabilities and shareholders’ equity	13,775,175	17,537,747	14,065,332	18,860,062	(42,855,405)	21,382,911

Condensed Consolidating Balance Sheets Information

	As of December 31, 2021
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash and cash equivalents	38,231	2,199,438	3,877	2,176,581	—	4,418,127
Restricted cash	—	381,582	—	3,691,832	—	4,073,414
Short-term investments	—	31,378	—	1,173,523	—	1,204,901
Accounts receivable and contract assets	—	85,767	—	1,805,079	—	1,890,846
Quality assurance receivable	—	—	—	931,798	—	931,798
Property, equipment and software, net	—	69,156	—	43,241	—	112,397
Intangible assets	—	63,760	—	35,187	—	98,947
Loans and receivables, net of credit loss allowance for loans receivables	—	285,781	—	1,696,495	—	1,982,276
Investments	—	150,510	—	820,607	—	971,117
Investment in subsidiaries (3)	10,574,557	6,108,415	4,324,128	70,578	(21,077,678)	—
Net assets of the consolidated variable interest entities	—	—	5,659,944	—	(5,659,944)	—
Deferred tax assets	—	112,247	—	343,494	—	455,741
Prepaid expenses and other assets	2,795	220,173	3,816	1,672,654	—	1,899,438
Amounts due from Group companies(4)	694,123	3,534,245	744,700	2,200,275	(7,173,343)	—
Right of use assets	—	197	—	48,941	—	49,138
Goodwill(9)	—	50,411	—	—	—	50,411
Total assets	11,309,706	13,293,060	10,736,465	16,710,285	(33,910,965)	18,138,551
Deferred guarantee income	—	—	—	1,089,503	—	1,089,503
Liability from quality assurance commitment	—	—	—	3,188,561	—	3,188,561
Payroll and welfare payable	—	102,032	4,189	146,697	—	252,918
Taxes payable	—	143,411	—	57,237	—	200,648
Funds payable to investors of consolidated trusts	—	—	—	1,795,640	—	1,795,640
Contract liability	1,610	—	—	6,826	—	8,436
Amounts due to Group companies(4)	647,199	2,221,430	299,662	4,005,052	(7,173,343)	—
Amounts due to related party	—	—	—	2,265	—	2,265
Deferred tax liabilities	—	91,976	—	45,656	—	137,632
Accrued expenses and other liabilities	5,647	34,544	71	679,720	—	719,982
Leasing liabilities	—	172	—	33,184	—	33,356
Total liabilities	654,456	2,593,565	303,922	11,050,341	(7,173,343)	7,428,941
Total FinVolution Group shareholders’ equity(3)	10,655,250	10,574,557	10,432,543	5,659,944	(26,667,044)	10,655,250
Non-controlling interest	—	124,938	—	—	(70,578)	54,360
Total shareholders’ equity	10,655,250	10,699,495	10,432,543	5,659,944	(26,737,622)	10,709,610
Total liabilities and shareholders’ equity	11,309,706	13,293,060	10,736,465	16,710,285	(33,910,965)	18,138,551

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash used in operating activities under service agreements for Intercompany(5)	—	(649,653)	(1,098)	(3,598,761)	4,249,512	—
Cash provided by operating activities under service agreements for Intercompany(5)	—	3,587,081	11,680	650,751	(4,249,512)	—
Net cash provided by (used in) operating activities for Third-party	(36,357)	(834,710)	(158,727)	1,298,627	—	268,833
Net cash provided by (used in) operating activities	(36,357)	2,102,718	(148,145)	(1,649,383)	—	268,833
Capital contribution to Group companies(6)	—	—	—	(10,020)	10,020	—
Collection of loans from Group companies(7)	455,144	161,047	237,169	72,373	(925,733)	—
Cash paid as loans extended to Group companies(8)	(402,570)	(3,849,985)	(90,031)	(304,533)	4,647,119	—
Other investing activities	(48,275)	(748,571)	—	(756,382)	—	(1,553,228)
Net cash provided by (used in) investing activities	4,299	(4,437,509)	147,138	(998,562)	3,731,406	(1,553,228)
Capital contribution from Group companies(6)	—	10,020	—	—	(10,020)	—
Repayment of loans to Group companies(7)	(487,333)	(231,720)	(72,373)	(134,307)	925,733	—
Cash received as loans from Group companies(8)	1,240,317	1,796,828	76,573	1,533,401	(4,647,119)	—
Other financing activities	(702,674)	3,554	—	(96,736)	—	(795,856)
Net cash (provided by) used in financing activities	50,310	1,578,682	4,200	1,302,358	(3,731,406)	(795,856)

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2021
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash used in operating activities under service agreements for Intercompany(5)	—	(534,943)	(45)	(2,313,224)	2,848,212	—
Cash provided by operating activities under service agreements for Intercompany(5)	—	2,290,805	22,419	534,988	(2,848,212)	—
Net cash provided by (used in) operating activities for Third-party	(45,587)	(716,930)	(19,691)	1,412,435	—	630,227
Net cash provided by (used in) operating activities	(45,587)	1,038,932	2,683	(365,801)	—	630,227
Capital contribution to Group companies(6)	—	—	—	(22,432)	22,432	—
Collection of loans from Group companies(7)	846,737	186,283	256,537	389,043	(1,678,600)	—
Cash paid as loans extended to Group companies(8)	(238,254)	(2,296,392)	(92,801)	(2,328,235)	4,955,682	—
Other investing activities	—	326,328	—	1,668,517	—	1,994,845
Net cash provided by (used in) investing activities	608,483	(1,783,781)	163,736	(293,107)	3,299,514	1,994,845
Capital contribution from Group companies(6)	—	22,432	—	—	(22,432)	—
Repayment of loans to Group companies(7)	(839,719)	(285,119)	(389,043)	(164,719)	1,678,600	—
Cash received as loans from Group companies(8)	603,955	2,341,182	225,307	1,785,238	(4,955,682)	—
Other financing activities	(310,221)	967	—	69,454	—	(239,800)
Net cash (provided by) used in financing activities	(545,985)	2,079,462	(163,736)	1,689,973	(3,299,514)	(239,800)

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2020
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total

	(RMB in thousands)
Cash used in operating activities under service agreements for Intercompany(5)	—	(101,577)	(36,047)	(2,143,205)	2,280,829	—
Cash provided by operating activities under service agreements for Intercompany(5)	—	2,088,211	54,994	137,624	(2,280,829)	—
Net cash provided by (used in) operating activities for Third-party	(6,282)	(105,519)	(96,939)	2,415,649	—	2,206,909
Net cash provided by (used in) operating activities	(6,282)	1,881,115	(77,992)	410,068	—	2,206,909
Collection of loans from Group companies(7)	557,936	—	—	—	(557,936)	—
Other investing activities	—	(263,706)	36,545	1,268,657	—	1,041,496
Net cash provided by (used in) investing activities	557,936	(263,706)	36,545	1,268,657	(557,936)	1,041,496
Repayment of loans to Group companies(7)	—	(557,936)	—	—	557,936	—
Other financing activities	(636,936)	(167,381)	—	(2,286,962)	—	(3,091,279)
Net cash provided by (used in) financing activities	(636,936)	(725,317)	—	(2,286,962)	557,936	(3,091,279)

Notes:

(1)	Represents the intercompany services eliminated at the consolidation level, including technical development services and technical support services.
(2)	Represents the elimination of the income from investment among FinVolution Group, equity subsidiaries, and primary beneficiary of consolidated variable interest entities.
(3)	Represents the elimination of the investment among FinVolution Group, equity subsidiaries, and primary beneficiary of consolidated variable interest entities.
(4)

Represents the elimination of intercompany balances among FinVolution Group, equity subsidiaries, primary beneficiary of consolidated variable interest entities, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries.

(5)	Represents the cash received and cash paid for intercompany services, including technical development services and technical support services.
(6)	Capital contribution at intercompany level.
(7)	Collection of loans from group companies, and repayment of loans to group companies.
(8)	Cash paid as loans extended to group companies, and cash received as loans from group companies.
(9)

In October 2017, one equity subsidiary and one consolidated variable interest entity’s subsidiary of FinVolution Group entered into a series of share purchase agreements with shareholders of HB micro lending company (“HB”). After the transactions, the Group was able to control HB. Goodwill and non-controlling interest were recognized in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” In this consolidated variable interest entity’s consolidating schedule, HB’s financial information was recorded in the Equity Subsidiaries. The Group applied equity method in accounting for the investment of consolidated variable interest entity’s subsidiary in HB due to it can exercise significant influence but does not have control. Total assets for HB were RMB256,390 and RMB300,193 as of December 31, 2021 and 2022. Total liabilities for HB were RMB92,145 and RMB128,115 as of December 31, 2021 and 2022.

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in China also apply to our operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in China, the laws, regulations and the discretion of the governmental authorities in China discussed in this annual report are expected to apply to entities and businesses in China, rather than entities or businesses in Hong Kong, which operate under a different set of laws from China.

Risks Related to Our Business

•	We operate in China’s online consumer finance platform market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

•

We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance. We may further change our business model or practices in the future, which may not be successful ultimately.

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

•

We collaborate with third-party trust management companies to set up trusts with other investors to provide loans through these trusts to borrowers introduced by us. We may be deemed to be an illegal financial institution under such trust arrangement, which may materially and adversely affect our business and financial condition.

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

Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct operations in China primarily through (i) our subsidiaries in China, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, and (iii) the subsidiaries of the consolidated variable interest entities. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated variable interest entities and their respective subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole.

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

•

We rely on contractual arrangements with the consolidated variable interest entities for a significant portion of our business operations, and such contractual arrangements may not be as effective as equity ownership in providing operational control.

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

Risks Related to Doing Business in China

•

Most of our operations are located in China. Accordingly, our business, prospects, financial conditions and results of operations may be affected to a significant degree by political, economic and social conditions in China generally. In addition, a severe or prolonged downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” and “—A severe or prolonged downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.”

•

We face risks arising from uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly and sometimes on short notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

•

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

•

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “tem 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our American Depositary Shares

•	The market price for our ADSs may be volatile.

•

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in China and substantially all of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and most of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Item 3. Key Information—D. Risk Factors—Risks Related to our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” and “—Certain judgments obtained against us by our shareholders may not be enforceable.”

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find the principal risks we face, organized under relevant headings. In the event that PRC regulations become applicable to companies in Hong Kong, the legal and operational risks associated with operating in China, as discussed in “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry,” may also apply to our operations in Hong Kong. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors.”

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

We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance. We may further change our business model or practices in the future, which may not be successful ultimately.

Given the complexities, uncertainties and frequent changes in PRC laws, rules, regulations, policies and measures, including changes in their interpretation and implementation, we have historically modified our business models and practices due to shifts in regulatory requirements and our strategies. For example, we had ceased facilitating new loans with funding from individual investors on our platform since October 2019 and improved our business model through acquisition of better quality borrowers and transition of our funding sources from individual investors to institutional funding partners. On January 14, 2022, the Shanghai Financial Stability Coordinating Joint Conference Office, the Shanghai Online Lending Risk Rectification Office and other regulatory authorities jointly announced that Shanghai PPDai, among others, had declared the termination of its business operation as an online lending information intermediary and fully settled all related legacy loan products funded by individual investors. In connection with this change of business model and practices, our business operations have gone through considerable changes, such as offering new products and services, adjusting our business process and model, hiring new employees and building up new departments, and collaborating with new business partners.

We may further change our business model or practices in the future. If this happens, our business operations may have to go through considerable changes and we may experience a loss of continuity, loss of accumulated knowledge or loss of efficiency during the transitional period, which may cause our competitive position, business, financial condition and results of operations to be materially and adversely affected.

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

It is reported that in July 2021, the Credit Information System Bureau of PBOC notified several internet platforms to complete “disconnecting direct connection” process between personal information and financial institutions, which implied that as an online consumer finance marketplace, we may be prohibited from providing personal information directly to institutional funding partners. Currently, we provide borrower referral and preliminary credit assessment services to our institutional funding partners, and the information shared by us with such institutional funding partners with due authorization may be deemed as the credit information. As of the date of this annual report, we have not received the notice relating to “disconnecting direct connection” from the regulatory authorities. If the preliminary credit assessment services provided by us to our institutional funding partners would be deemed by the regulatory authorities as the credit reference business, or direct connection between personal information and financial institutions, we may be required make adjustment to our business operations to comply with the regulatory requirements, for instance, to obtain a license for individual credit reference business from the competent regulatory authorities or change our business model, pursue cooperation with the licensed credit reference agencies and filing of the relevant cooperation agreement with the PBOC or its provincial branches. If we cannot obtain the regulatory approval or find licensed credit reference agencies to cooperate with or complete the cooperation agreement filing in a timely manner, we may be deemed as violating the applicable laws and regulations of credit reference services, which may subject us to penalties, including cessation of business operations, confiscation of illegal gains, imposing fines from RMB50,000 to RMB500,000, and even criminal liability. As of the date of this annual report, we have completed the majority of our preparation work and we are still testing the rectification measures as we deem appropriate to ensure compliance with the regulatory requirements of “disconnecting direct connection” between personal information and our institutional funding partners. We may not be able to complete the compliance rectification within the 18-month grace period beginning on January 1, 2022. Even if we complete the rectification within such grace period, we cannot assure you that our rectifications will be deemed to be in full compliance with the applicable laws and regulations relating to “disconnecting direct connection.” If we fail to satisfy the regulatory authorities’ requirements, we may be required to further modify our business model, terminate certain practices that may be deemed as non-compliance, or even terminate our business operation, which may materially and adversely affect our business, financial condition and results of operations. As of the date of this annual report, we have not been subject to any penalties from the PBOC or any of its branches related to our cooperation with the institutional funding partners. Our origination, servicing expenses and other cost of revenue may increase or we may change our current business model if we start to cooperate with licensed credit reference agencies, which may affect our financial performance and results of operations. Furthermore, we rely on certain data partners to collect credit information of borrowers for credit scoring and fraud detections. If these data partners’ business is deemed as credit reference and they are unable to obtain the regulatory approval or complete the filing, we cannot assure you that we will be able to find an alternative in a timely and cost-efficient manner, or at all. Any of these occurrences could result in reputational damage, regulatory intervention and diminished ability to operate our business, which could adversely impact our business, financial condition and results of operations.

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

In 2020, 2021 and 2022, the loan origination volume funded by institutional funding partners on our platform was RMB65.1 billion, RMB137.4 billion and RMB175.4 billion (US$25.4 billion), representing 100.0%, 100.0% and 100.0% of our total loan origination volume in the same year. Due to the lack of a comprehensive and effective regulatory framework and clear and unambiguous application and interpretation of relevant laws and regulations, our cooperation with institutional funding partners has exposed us to regulatory uncertainties. We carry out our cooperation with institutional funding partners through Shanghai Erxu, a subsidiary of one of the consolidated variable interest entities, Shanghai Zihe. Shanghai Erxu primarily provides services to our institutional funding partners, such as borrower referral and preliminary credit assessment, and facilitate their participation in our online lending business.

The online consumer finance industry in which we operate is new and evolving. The regulatory authorities’ final interpretation of the applicable laws in the online consumer finance industry remains lacking. There exists uncertainties on whether the business practice of Shanghai Erxu will be deemed to be in full compliance with all applicable laws and regulations. For example, if the preliminary credit assessment services provided by Shanghai Erxu to our institutional funding partners are deemed by the regulatory authorities as the credit reference business or direct connection between personal information and financial institutions, Shanghai Erxu may be required to obtain a license for individual credit reference business, or alternatively, pursue cooperation with licensed credit reference agencies and submit the relevant cooperation agreement with the PBOC or its provincial branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.” Given the evolving regulatory environment of the consumer finance industry, the regulatory authorities may issue new regulatory requirements, introducing a new licensing regime to regulate the type of business activities that Shanghai Erxu has been carrying out. If such new regulatory rules are promulgated, we cannot assure you that we would be able to obtain such new license or other regulatory approval in a timely manner, or at all, which would materially and adversely affect our business and our ability to continue our operations. As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. However, if the governmental authorities adopt a stringent regulatory framework on the online consumer finance industry in the future which may subject Shanghai Erxu or any of our PRC subsidiaries to additional requirements, such as paid-up capital requirements, record-filing with the relevant regulators or license requirements, our business may be materially and adversely affected. It can be costly to comply with relevant laws and regulations and if our business practice is deemed to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and may be exposed to other penalties as determined by the relevant government authorities as well.

In addition, the institutional funding partners shall comply with the regulations relating to personal loans, which is still evolving. On February 12, 2010, the CBRC promulgated the Interim Measures on Administration of Personal Loans, or the Personal Loan Interim Measures, which provide that (i) several conditions shall be satisfied to apply for a personal loan, including but not limited to (a) the purposes of the loan shall be clear and legal, (b) the amount, term and currency of the loan as indicated in the loan application shall be reasonable, and (c) the borrower is willing and able to make repayment, and the borrower shall have a good credit standing and no record of bad credit, (ii) loan investigation shall cover, including but not limited to, the basic information of the borrower, the borrower’s earnings, the purpose of the loan, and the borrower’s source of funds and ability for repayment, and the method of repayment, and (iii) the lender shall perform the loan investigation on the borrower by itself and shall not delegate such matter to a third party. On January 6, 2023, the CBIRC issued the Draft Measures on Administration of Personal Loans for public comments, which will replace the Personal Loan Interim Measures once effective. This draft further stipulates that during the loan investigation process, the lender shall not delegate the core risk management matters such as the assessment of the genuine intention of the borrower, the borrower’s earnings, indebtedness, source of funds, and the assessment of the entry of evaluation service provider, to a third party.

Furthermore, on July 12, 2020, the China Banking and Insurance Regulatory Commission, or the CBIRC, promulgated the Interim Measures for Commercial Banks Doing Online Lending Business, or the Interim Measures for Banks, pursuant to which the banks may collaborate with financing guarantee companies, e-commerce business companies, third-party payment companies and information technology companies in various online lending business processes and activities, including but not limited to client referral, joint loan origination, risk distribution, information technology and loan collection. However, when collaborating with third parties for online lending businesses, the banks are required to independently manage core risk control procedures, such as the credit assessment and contract conclusion, and should be responsible for post-loan managements. Each of the regional banks, which is an important category of our institutional funding partners, should (i) provide online lending services primarily to its local clients, (ii) be prudent to provide loans to borrowers who reside outside its region, and (iii) take appropriate measures to monitor the business operations when serving the clients who are located outside its region. The banks may not accept credit enhancements, in a direct or a disguised form, provided by a third-party partner without financing guarantee license or credit security insurance license. The banks shall adopt appropriate measures to monitor the use of loan proceeds. The banks should evaluate and review the online lending partners they collaborate with at least once a year and terminate the cooperation if any incompetency is identified.

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

On July 15, 2022, the CBIRC issued the Notice on Strengthening the Management of Commercial Banks’ Online Lending Business and Improving the Quality and Efficiency of Financial Services (the “Circular 14”), which further requires commercial banks to: (i) take necessary measures to effectively assess the compliance system, supervision mechanism, information processing guidance, and security protection measures of personal information protection of the institutes they cooperate with, (ii) strengthen loan fund management, take effective measures to monitor loan usage, ensure safety of the loan funds, and prevent institutions they cooperate with from intercepting, pooling, or misappropriating funds, (iii) standardize the online loan cooperation business with third-party institutions, and restrict or refuse to cooperate with those that are in violation of relevant regulations on online loans, and (iv) strengthen the protection of consumer rights and interests, the compliance management of the marketing and promotion activities of the institutions they cooperate with, and clearly stipulate the relevant prohibited behaviors in their cooperation agreement with the institutions. With respect to the current non-compliance business, the commercial banks will be given a grace period through June 30, 2023 to rectify the non-compliance. During the grace period, the commercial banks shall comply with the requirements under the Interim Measures for Banks, Circular 24, and Circular 14 when conducting any new online loans businesses.

With certain limited exceptions, the Interim Measures for Banks, Circular 24, and Circular 14 apply to the consumer finance companies and trust companies when they conduct online lending business. As our institutional funding partners include commercial banks, consumer finance companies and trust companies, they are required to evaluate and review us as required by the Interim Measures for Banks, Circular 24, and Circular 14. If any of our institutional funding partners identifies any incompetency of us in such evaluation and review, it may terminate the cooperation with us and our business and operation results would be adversely and materially affected. Furthermore, we act as an intermediary between institutional funding partners and borrowers, and we cannot assure you that all the institutional funding partners we cooperate with have been and will be in strict compliance with the Interim Measures for Banks, Circular 24 and Circular 14.

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

Pursuant to the Notice on Regulating and Rectifying “Cash Loan” Business issued jointly by the National Internet Finance Rectification Office and the National Online Lending Rectification Office in December 2017, or the Circular 141, a bank, a trust management company, or a consumer financial company participating in loan facilitation transactions may not accept credit enhancement services and similar services, such as committing to assume default risks, provided by a third party which has not been licensed or approved to provide such services. In addition, pursuant to the Regulations on the Supervision and Administration of Financing Guarantee Companies promulgated by the State Council on August 2, 2017, or the Financing Guarantee Rules, any entity operating “financing guarantee business” is required to obtain an approval from the local regulatory authorities. If any entity operates financing guarantee business without such approval, it may be subject to penalties, including termination or suspension of business, fines ranging from RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the law. In October 2019, the CBIRC, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies, or the Supplements to the Financing Guarantee Rules, which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business.

In our collaboration with institutional funding partners, we introduce borrowers to our institutional funding partners and provide our institutional funding partners with our preliminary credit assessment on the creditworthiness of such borrowers. Our institutional funding partners independently review such borrowers’ loan requests and decide whether to provide loans to such borrowers and, if yes, the maximum amount of credit available for such borrowers.

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

We have incorporated three financing guarantee subsidiaries, Fujian Zhiyun Financing Guarantee Company, or Fujian Zhiyun, Zhiyun (Tianjin) Financing Guarantee Company, or Tianjin Zhiyun, and Hainan Shenxin Financing Guarantee Company, or Hainan Shenxin, in 2019 and 2020. In some cases, one of our own financing guarantee subsidiaries provides financing guarantee services directly to our institutional funding partners for the loans funded by them. Under the Financing Guarantee Regulations, the maximum amount of outstanding guarantee liabilities of a financing guarantee company may not exceed ten times of its net assets. As of March 31, 2023, the net assets of Fujian Zhiyun, Tianjin Zhiyun and Hainan Shenxin were RMB1.4 billion (US$203.0 million), RMB778.2 million (US$112.8 million) and RMB260.9 million (US$37.8 million), respectively. It is obvious that the maximum amount of outstanding guarantee liabilities that can be provided by our own guarantee companies cannot meet the needs of all of our institutional funding partners. We will have to continue to engage properly licensed third-party guarantee companies to provide quality assurance commitments to our institutional funding partners. As a result, the above regulatory risks still exist.

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

We collaborate with third-party trust management companies to set up trusts with other investors to provide loans through these trusts to borrowers introduced by us. We may be deemed to be an illegal financial institution under such trust arrangement, which may materially and adversely affect our business and financial condition.

We collaborate with third-party trust management companies to set up trusts with other investors to provide loans to borrowers introduced by us. In some cases, we invest in subordinate tranches and other investors invest in senior tranches. The Measures for Banning of Illegal Financial Institutions and Illegal Financial Business Operations, or the Measures for Illegal Financial Institutions, promulgated by the State Council on July 13,1998, provides that the establishment of financial institution and the operation of financial business should be subject to the approval of the People’s Bank of China, or the PBOC. Pursuant to the Measures for Illegal Financial Institutions, providing loans without the approval of PBOC is deemed as illegal financial business operation and the entity providing loans without the approval of PBOC is deemed as an illegal financial institution. The online consumer finance industry is new and developing rapidly, and the regulatory environment has evolved since the promulgation of the Measures for Illegal Financial Institutions. There are uncertainties as to the interpretation of the Measures for Illegal Financial Institutions as well as whether such laws and regulations are applicable to us or our business. Although the trust management companies that administrate the trusts have been licensed and approved by the financial regulatory authorities to provide loans and we believe that the trust management companies are the lenders of the loans, we cannot assure you that the financial regulatory authorities will hold the same view as ours. Our investments in the trusts may be deemed to be providing loans to the borrowers and we may be deemed to be a lender under this trust arrangement. As a result of such trust arrangement, we may be deemed to be an illegal financial institution or operating illegal financial business, which may subject us to penalties, including confiscation of illegal gains together with a fine from one time to five times of the illegal gains, or a fine of RMB100,000 to RMB500,000 if there are no illegal gains, and criminal liability if the violation constitutes a criminal offense.

In addition, the Supreme People’s Court, the Supreme Peoples’ Procuratorate, the Ministry of Public Security, or the MPS, and the Ministry of Justice jointly issued the Guidance on Several Issues for Illegal Lending Regarding Criminal Case, or the Guidance on Illegal Lending, on July 23, 2019, which provides, among others, that (i) if any entity or individual is engaged in providing loans to the unspecified public individuals consistently for the purpose of profits and without the approval from the regulatory authorities or outside its business scope, which disturbs the stability of financial markets, such entity or individual may face a criminal charge of unfair competition and may be imposed criminal liability in accordance with the applicable laws and regulations; “providing loans to the unspecified public individuals consistently” refers to providing loans to entities and individuals no less than ten times within two years; and (ii) if the actual annual interest rate of the loans provided by such entity or individual exceeds 36%, it would be deemed as an aggravated circumstance when such entity or individual face the abovementioned criminal charge of unfair competition. There are uncertainties as to the interpretation of the Guidance on Illegal Lending, and it is still unclear how the regulatory authorities will interpret and implement it in the future. We cannot rule out the possibility that regulatory authorities may deem our operation activities under the trust arrangements as unfair competition and impose criminal liability on us. If that happens, our business, results of operations and financial condition would be materially and adversely affected.

If we are unable to retain existing borrowers or institutional funding partners or attract new borrowers or institutional funding partners, or if we are unable to maintain or increase the volume of loans facilitated through our platform, our business and results of operations will be adversely affected.

The loan origination volume on our platform was RMB65.1 billion in 2020, RMB137.4 billion in 2021 and RMB175.4 billion (US$25.4 billion) in 2022. To maintain the growth momentum of our platform, we must continuously increase the volume of loans by retaining current participants and attracting more users whose financing needs can be met on our platform. If there are insufficient qualified loan requests, institutional funding partners may not be able to deploy their capital or their investors’ capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient funding commitments, borrowers may not be able to obtain capital through our platform and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient funding commitments or if borrowers and institutional funding partners do not continue to participate in our platform at the current rates due to any change we may be required to make to the way we conduct our business to ensure compliance with existing or new PRC laws and regulations or due to other business or regulatory reasons, we might not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected. Normally the borrowers find us by downloading our mobile applications from application stores or through Weixin official account. In response to the general regulatory environment, the operators of application stores or mobile application distributing channels may adjust their application exhibition policies or even remove our mobile applications from their application stores or distribution channels, which may materially and adversely affect our ability to engage new borrowers.

We had ceased facilitating new loans with funding from the individual investors on our platform since October 2019 and improved our business model through acquisition of better quality borrowers and transition of our funding sources from individual investors to institutional funding partners. Currently, our institutional funding partners primarily include commercial banks, private banks, consumer finance companies, micro-loan companies and trust management companies. Historically, a small portion of the loans on our platform were funded by some third-party online lending information intermediaries. Considering the regulatory uncertainties faced by third-party online lending information intermediaries, we have ceased facilitating new loans for third-party online lending information intermediaries since November 2019. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgated new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. As of December 31, 2022, we had cumulatively cooperated with 75 institutional funding partners in China. The loans funded by the institutional funding partners typically have fixed terms from three to twelve months.

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

Our business currently primarily focuses on the PRC market. We are currently also expanding our business in the overseas market. In December 2018 and June 2019, we established two subsidiaries in the Philippines, and one of them is authorized to operate as a lending company and the other is authorized to operate as a financing company. In December 2019, we established a subsidiary in Indonesia, which has received a license for Technology and Information Based Financial Lending Institution (peer-to-peer lending license) from the Financial Services Authority of Indonesia. There can be no assurance that our international expansion will be successful, as there are inherent risks and challenges in operating overseas businesses, including:

•	business licensing or certification requirements of the local markets;

•	the need for increased resources to manage regulatory compliance across our overseas businesses;

•	challenges of localizing our services and products to meet the local needs;

•	failure to effectively or efficiently locate and cooperate with local business partners;

•	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;

•	exchange rate fluctuations; and

•	geopolitical tensions.

Our overseas business operations are also subject to increasing regulatory scrutiny, in particular the areas of data privacy protection, interest rate cap and collection practices, which might adversely affect our business operations. While we strive to comply with all applicable laws and regulations and work closely with the regulatory authorities in the regions that we operate, we have limited experience in these markets and differences in interpretation of relevant laws, regulations, and/or policies. As a result, we may incur substantial compliance costs attributed to compliance costs, such as investigation, caseation of operation and administrative measures and penalties.

Our outstanding loan balance in the overseas markets increased from RMB187 million as of December 31, 2020 to RMB330.0 million as of December 31, 2021 and further to RMB800.4 million (US$116.0 million) as of December 31, 2022. In 2020, 2021 and 2022, revenue generated from the overseas market were RMB269.9 million, RMB826.4 million and RMB1,149.7 million (US$166.7 million), representing 3.6%, 8.7% and 10.3% of net revenues for the respective years. Our current or future international expansion may expose us to additional risks, including general economic and political conditions internationally and the changes of global macroeconomic environment. In addition, we will face complex local regulatory environment that we are not familiar with. As a result, we may incur substantial compliance costs to carry out our business operations in the overseas market and still be subject to potential litigations, regulatory proceedings, penalties or incur other costs. As we have very limited experience in operating our business in the overseas market, our products may not be accepted by users in the overseas market, we may be unable to attract a sufficient number of users, fail to anticipate competitive conditions or face difficulties in operating effectively in the overseas market. In addition, trade barriers, such as import and export restrictions, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other risks such as political instability may also expose us to additional risks and uncertainties if we expand our business in the overseas market.

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

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases, which is further amended by the Supreme People’s Court on December 29, 2020, or the Private Lending Judicial Interpretation Amendment, which amended the upper limit of private lending interest rates under judicial protection. According to the Private Lending Judicial Interpretation Amendment, the upper limit of interest rate for one-year private loan would be capped at four times that of the loan prime rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on lending activities” for more details. The aforementioned one-year loan prime rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center on the 20th of each month starting from August 20, 2019, and as of the date of this annual report, the most recent one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center was 3.65%. We cannot assure you that the one-year loan market quoted interest rate and the Quadruple LPR Limit will not decrease further in the future.

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

We have certain loans facilitated on our platform with an interest rate over 24% per annum. Before the promulgation of PBOC No. 3 Announcement, no rules or regulations explicitly defined the calculation method for the maximum interest rates permitted by the relevant laws. Upon the promulgation of No. 3 Announcement, we have changed our calculation method for the interest rate to the annual all-in borrowing cost as a percentage of the outstanding principal after deducting all installments that have been repaid. We have also explicitly disclosed the calculation method for the interest rate of the loans on our platform to our borrowers. As of December 31, 2022, the outstanding balance of loans facilitated on our platform in China with an interest rate over 24% was RMB8.9 billion (US$1.3 billion), representing 13.9% of the outstanding loan balance as of the same date. These loans had the terms ranging from one month to 24 months. In the event that any of such loans become delinquent, we may not be able to collect the portion of interests that exceed 24% per annum through PRC judicial enforcement. Furthermore, the portion of interest rate that exceeds 24% per annum may be determined to be invalid by the regulatory authorities, and we may have to adjust the interest rate accordingly, which may adversely and materially affect our results of operations and financial condition. Were these to happen, our reputation, results of operations and financial condition would be adversely affected. It is our belief that our calculation for the interest rate is in line with the requirements in the PBOC No. 3 Announcement. However, we cannot assure you that our historical or current calculation method for the interest rate would be deemed to be in full compliance with the PBOC No. 3 Announcement. As the PBOC No. 3 Announcement is relatively new, there still exists great uncertainties with respect to its interpretation and application. We will maintain communication with the relevant authorities and closely monitor its enforcement.

Our introduction of new products and services may expose us to new challenges and more risks.

We have invested, and intend to continue to invest, significantly in product development. We require our third-party business partners, including but not limited to, institutional funding partners, payment companies, and data partners, to fully comply with all applicable laws and regulations, and the third-party online consumer finance partners should be fully responsible for any of their misconducts. However, as we have very limited control over those third-party business partners, we cannot ensure their operations will be in full compliance with all applicable laws and regulations. If those third-party business partners do not comply with any applicable laws and regulations and the borrowers are dissatisfied with their products displayed on our platform, our reputation and operation results could be adversely affected.

We operate in a market where the credit infrastructure is still at an early stage of development.

China’s credit infrastructure is still at an early stage of development. The Credit Reference Center established by the PBOC in 2002 has been the only credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosure and bankruptcy. Currently, this credit database is accessible to banks and market players authorized by the Credit Reference Center. In 2015, the PBOC announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in the market we operate. Although some of our licensed subsidiaries, such as our micro-loan company and financial guarantee companies, have been approved by the Credit Reference Center to check or report the borrower’s credit status, the cooperation is still at an early stage. The volume of loans for which we check or report borrower financial status from or to the Credit Reference Center through our licensed subsidiaries is relatively small compared with the loan origination volume on our platform. In most cases, our institutional funding partners decide at their own discretion if to check any borrower’s credit status at the Credit Reference Center as they conduct credit assessment independently. In general, the borrowers on our platform give general authorization to the institutional funding partners to check the borrowers’ credit status from and report the borrowers’ defaults to the Credit Reference Center. We have started data sharing with a credit reference agency licensed by the PBOC to provide individual credit reference service. However, the licensed credit reference agencies in China are newly established companies. Whether it can efficiently aggregate data from all different types of online databases with accuracy remains to be proven.

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

For loans funded by our institutional funding partners, the institutional funding partners will review borrowers’ applications and may rely on our preliminary credit assessment we provide to them and then decide if to provide loans to such borrower as well as the credit limit after their independent credit review. If any data provided by borrowers or third parties are incorrect or stale or our preliminary credit assessment service is not effective, our cooperation with institutional funding partners could be negatively affected. In addition, we bear credit risks for a substantial majority of the loans funded by institutional funding partners to borrowers introduced by us. If our ability to provide preliminary credit assessment is not as effective or efficient as expected, our liquidity, financial conditions and results of operations may be materially and adversely affected.

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

For the purpose of credit assessment, we obtain from prospective borrowers and third parties certain information of the prospective borrowers, which may not be complete, accurate or reliable. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. Additionally, once we have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we have previously obtained inaccurate. To better assess borrowers creditworthiness, we joined the credit and information sharing system set up by the National Internet Finance Association of China. A participant of this sharing system can obtain a borrower’s credit information shared by other participants. However, this sharing system is still at the primary stage of development and there are a limited number of participants and limited amount information in this sharing system. We have started data sharing with a credit reference agency licensed by the PBOC to provide individual credit reference service. However, the licensed credit reference agencies in China are newly established companies. It remains unclear as to whether the credit reference agency we cooperate with can efficiently and accurately aggregate data from all different types of online databases. As a result, we cannot determine whether borrowers have outstanding loans through other consumer finance marketplaces not participating in this sharing system at the time they obtain a loan from us. This creates the risk that a borrower may borrow money through our platform in order to pay off loans on other consumer finance marketplaces and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platform, the additional debt may impair the ability of that borrower to make payments on his or her loan and the investor’s ability to receive investment returns associated with such loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot repay all of his or her indebtedness, the obligations under the loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to investors on our platform. Furthermore, the Circular 141 provided, among others, that funds from banks cannot be used for “campus loan” business. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on lending activities.” We have adopted several measures to identify college students and try to prevent them borrowing money from our platform. However, we cannot assure that those measures are able to identify all college students on our platform.

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

We refer borrowers to our institutional funding partners. The institutional funding partners will review the borrower’s application and our preliminary credit assessment, and then decide if to provide loans to such borrower as well as the credit limit after their independent credit review. Our agreements with these institutional funding partners and borrowers may be deemed as intermediary contracts under the Civil Code of the PRC. Therefore, if we fail to provide material information to institutional funding partners and are found to be at fault, for failure or deemed failure to exercise proper care, to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the Civil Code of the PRC. We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on an as-needed basis. As the laws, regulations, rules and governmental policies governing the online consumer finance industry are relatively new, it is still unclear to what extent online consumer finance platform should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for institutional funding partners as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the current laws, regulations, rules and governmental policies governing the online consumer finance industry if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

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

In addition, pursuant to the Measures for Illegal Financial Institutions, providing loans without the PBOC’s permission is deemed to be an illegal operation of financial business and the entity providing loans without the PBOC’s permission is deemed to be an illegal financial institution. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services—Regulations on illegal financial institutions and intermediaries.” In connection with our quality assurance commitments provided through third-party financing guarantee companies, we purchase creditors’ rights from third-party financing guarantee companies after these financing guarantee company repay the full overdue amounts to our institutional funding partners. After such purchase of creditors’ rights, the borrowers will continue to repay the remaining installments of principal and interest to us. We cannot rule out the possibility that relevant regulatory authorities may take the view that our such business practice constitutes an illegal operation of financial business without the PBOC’s permission and we may be deemed to be an illegal financial institution. If we were to find to violate the Measures for Illegal Financial Institutions, we would be subject to fines, penalties or other liabilities, which could materially and adversely affect our business, financial condition and prospects.

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

As the online consumer finance industry is a new industry in China and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about China’s online consumer finance industry in general may also have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. The PRC government has instituted specific rules, including the Interim Measures, Circular 141, the Interim Measures for Banks and its supplement, to develop a more transparent regulatory environment for the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Online Consumer Finance Services.” Any players in China’s online consumer finance industry who are not in compliance with these regulations may adversely impact the reputation of the industry as a whole. Furthermore, any negative development in, or negative perception of, the online consumer finance industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established and impose a negative impact on our ability to attract new borrowers and institutional funding partners. Negative developments in the online consumer finance industry, such as widespread borrower defaults, aggressive practices or misconduct in loan collection, fraudulent behavior and/or the closure of other online consumer finance platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance platforms like us.

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

All loans facilitated through our platform are issued with fixed interest rates. We determine the interest rates of the loans on our platform primarily based on the market conditions and the general interest rate environment rather than by referencing to a specific benchmark rate. The fluctuation of interest rates may affect the demand for loan services on our platform. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment will likely increase the funding costs for our institutional funding partners, which may lead to a higher rate of return required by such institutional funding partners and thereby dampen their desire to fund borrowers on our platform. If we fail to respond to the fluctuations in interest rates in a timely manner and adjust our loan products offering, the potential and existing investors may lose potential interest returns in our platform and products and delay or reduce future loan investments, and the potential and existing borrowers may show less interest in our loan products and marketplace. As a result, fluctuations in the interest rate environment may discourage institutional funding partners and borrowers from participating in our platform, which may adversely affect our business.

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

For example, in December 2012, the Standing Committee of the PRC National People’s Congress promulgated the Decision on Strengthening Network Information Protection, or the Network Information Protection Decision, to enhance the legal protection of information security and privacy on the internet. The Network Information Protection Decision also requires internet operators to take measures to ensure confidentiality of information of users. In July 2013, the Ministry of Industry and Information Technology, or the MIIT, promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users’ personal information in the provision of telecommunication service and internet information service in China. In August 2015, the Standing Committee of the National People’s Congress promulgated the Ninth Amendment to the Criminal Law, which became effective in November 2015 and amended the standards of crime of infringing citizens’ personal information and reinforced the criminal culpability of unlawful collection, transaction, and provision of personal information. It further provides that any internet content provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders will be subject to criminal liability. In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which requires, among others, that network operators take security measures to protect the network from unauthorized interference, damage and unauthorized access and prevent data from being divulged, stolen or tampered with. Network operators are also required to collect and use personal information in compliance with the principles of legitimacy, properness and necessity, and strictly within the scope of authorization by the subject of personal information unless otherwise prescribed by laws or regulations. Significant capital, managerial and human resources are required to comply with legal requirements, enhance information security and to address any issues caused by security failures. On September 12, 2022, the CAC issued a draft to amend the Cyber Security Law and proposed to, among others, increase the maximum fines for entities from RMB1 million to RMB50 million or five percent of an entity’s previous year’s turnover, and from RMB100,000 to RMB1 million for directly responsible individuals for the following violations: (i) severe violations of cybersecurity protection obligations or severe harm to the security of network operation; (ii) failure to protect cyber information security, to take measures to suspend transfer of or delete information that is prohibited from distribution, or to take measures against relatively major security risks or security incidents; and (iii) distribution of transfer of prohibited information. In respect of the use by a critical information infrastructure operator of network products or services that have not been assessed or have failed a security assessment, the critical information infrastructure operator may be subject to a fine of up to ten times the procurement amount or five percent of its previous year’s turnover, with a penalty of up to RMB100,000 being imposed on directly responsible individuals. Such draft amendment was released for soliciting public comments only and their final form, interpretation and implementation remain substantially uncertain.

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

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law, which took effect in September 2021. The Data Security Law, among others, provides for a security review procedure for the data activities that may affect national security. Furthermore, the Measures for Cybersecurity Review, which became effective on June 1, 2020, set forth the cybersecurity review mechanism for critical information infrastructure operators, and provided that critical information infrastructure operators who intend to purchase internet products and services that affect or may affect national security shall be subject to a cybersecurity review. On July 30, 2021, the state council promulgated the Regulations on Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to the Regulations on Protection of Critical Information Infrastructure, critical information infrastructure shall mean any important network facilities or information systems of the important industry or field such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, which may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each critical industry and sector, or Protection Departments, shall be responsible to formulate eligibility criteria and determine the critical information infrastructure operator in the respective industry or sector. The operators shall be informed about the final determination as to whether they are categorized as critical information infrastructure operators. On December 14, 2022, the PBOC issued the Regulations on the Supervision and Administration of Financial Infrastructure (Draft for Comment), or the Draft Regulations on Financial Infrastructure, which provides that (i) financial infrastructure refers to registration and custody system, clearing and settlement system, trading facilities, trading report database, critical payment system, and credit reference system of the financial assets, and (ii) financial infrastructure operator refers to the enterprises that are approved according to the laws and regulations to construct, operate, and maintain the financial infrastructure. The Draft Regulations on Financial Infrastructure has been released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. As of the date of this annual report, we have not been informed as a critical information infrastructure operator, nor as a network platform operator processing data that may affect national security by any government authorities. Furthermore, the exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear, and the PRC government authorities may have wide discretion in the interpretation and enforcement of these laws. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law. If we are deemed as a critical information infrastructure operator under the PRC cybersecurity laws and regulations, we must fulfill certain obligations as required under the PRC cybersecurity laws and regulations, including, among others, storing personal information and important data collected and produced within the PRC territory during our operations in China, which we have fulfilled in our business, and we may be subject to review when purchasing internet products and services. We also cannot rule out the possibility that some of our customers could be classified as critical information infrastructure operator, in which case our products or services, if deemed related to national security, will be submitted for cybersecurity review before we can enter into agreements with such customers. If the relevant authorities deem that the use of our products and services by our customers that are critical information infrastructure operator involves risks of disruption, is vulnerable to external attacks, or may negatively affect, compromise, or weaken the protection of national security, we may not be able to provide our products or services to such customers. This could have a material adverse effect on our business operation and financial results. On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Our mobile apps and websites only collect user personal information that we believe is necessary to provide the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the CAC and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the CAC, other regulatory authorities, and courts in practice. If the CAC or the relevant governmental authorities deem us as collecting excessive personal information, including the sensitive personal information, that beyond the necessity to provide the corresponding services, we may be required to make further adjustments to our business practices to comply with the personal information protection laws and regulations. See “Item 4. Information on the Company—B. Business Overview—Regulations.”

On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Draft Data Security Regulations. The Draft Data Security Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the Draft Data Security Regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) the listing of data processors in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. However, there have been no clarifications from the authorities as of the date of this annual report as to the standards for determining such activities that “affects or may affect national security.” See “Item 4. Information on the Company—B. Business Overview—Regulations.” As of the date of this annual report, the Draft Data Security Regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Data Security Regulations remain unclear on whether the relevant requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. On January 4, 2022, the CAC, the NDRC, the MIIT, and several other administrations jointly published the amended Measures for Cybersecurity Review, or the Amended Measures for Cybersecurity Review, which became effective on February 15, 2022. The Amended Measures for Cybersecurity Review further restates and expands the applicable scope of the cybersecurity review. Pursuant to the Amended Measures for Cybersecurity Review, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The operators shall file for a cybersecurity review with Cybersecurity Review Office under the CAC if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the relevant PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. The Amended Measures for Cybersecurity Review was promulgated recently, and there are substantial uncertainties on the interpretation and application of the Amended Measures for Cybersecurity Review. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator, or if our data processing activities raise “national security” concern under the Amended Measures for Cybersecurity Review. In such case, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Draft Data Security Regulations requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of the Draft Data Security Regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

On July 7, 2022, the CAC published the Measures for Security Assessment of Cross-border Data Transfer, or the Cross-border Data Security Regulations, which came into effect on September 1, 2022. The Cross-border Data Security Regulations stipulates that if the cross-border data transfer to be conducted by a “data processor” has any of the following circumstances, the “data processor” shall apply to the national cyberspace administration authority for security assessment via the provincial cyberspace administration authority in the place where the said “data processor” is located: (i) any data processor transfers important data to overseas recipients; (ii) any “critical information infrastructure operator,” or any “data processor” processing the personal information of more than one million individuals transfers personal information to overseas recipients; (iii) the personal information of more than 100,000 individuals or the sensitive personal information of more than 10,000 individuals has been provided overseas since January 1 of the previous year on a cumulative basis; and (iv) other circumstances where the security assessment is required as prescribed by the national cyberspace administration authority. For cross-border data transfer activities conducted before September 1, 2022, the Cross-border Data Security Regulations provides data processors a six-month grace period to remedy any non-compliance by March 1, 2023. Since there might be newly issued explanations or implementation rules, uncertainties with respect to applications to the CAC under the Cross-border Data Security Regulations still exist. We have been expanding our business in the overseas markets, including the Philippines and Indonesia, which has exposed us to and may continue to expose us to additional data security regulatory uncertainties. We will continue to monitor and review our compliance status in accordance with the latest changes in applicable regulatory requirements. On February 24, 2023 the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection, and National Archives Administration of China published the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions. Pursuant to Confidentiality and Archives Administration Provisions, domestic joint-stock enterprises listed in overseas markets via direct offering and domestic operational entities of enterprises listed in overseas markets via indirect offering must obtain approval and complete filing or other requirements before they publicly disclose any documents and materials that contain state secrets or government work secrets or that, if divulged, will jeopardize China’s national security or public interest, or before they provide such documents or materials to entities or individuals such as securities companies, securities service providers and overseas regulators. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Overseas Listing and M&A.”

The Cyber Security Law, the Data Security Law, and the Amended Measures for Cybersecurity Review are relatively new and subject to interpretation by the regulators. Although we believe that we only gain access to user information that is necessary for, and relevant to, the services provided, the data we obtain and use may include information that is deemed as “personal information”, “network data” or “important data” under the relevant laws and regulations. As such, we have adopted a series of measures to ensure that we comply with relevant laws and regulations in the collection, use, disclosure, sharing, storage, and security of user information and other data. The Data Security Law also stipulates that the relevant authorities will formulate the catalogs for important data and strengthen the protection of important data, and state core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. “Item 4. Information on the Company—B. Business Overview—Regulations.” The exact scopes of important data and state core data remain unclear and may be subject to further interpretation. If any data that we are in possession of constitutes important data or state core data, we may be required to adopt stricter measures for protection and management of such data.

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

Our business depends on our employees and third-party service providers to interact with potential borrowers and institutional funding partners, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. Compliance with applicable data protection laws and regulations is a rigorous and time-intensive process. We have established a comprehensive administrative mechanism and standardized employee training system for stringent information security management, and we have received ISO 27001 Information Security Management System Certification and ISO 9001 Quality Management System Certification. We have also been deploying innovative technologies to promote user data protection. For example, we launched a Smart Finance Institute in 2018 for research and development in the field of artificial intelligence that can be applied in various aspects of financial services. In addition, we are also a member of the National Information Security Standardization Technical Committee, maintaining up to date knowledge and compliant regarding the latest cyber-security regulatory requirements. For the purpose of credit assessment, we also collaborate with third-party data providers to obtain the borrowers’ credit and behavior data, with general consents from the borrowers. Although we require the third-party data providers guarantee that the data provided to us is lawfully collected and legally authorized and their collaboration with us will not violate any applicable laws and regulations, we cannot assure you that the third-party data providers would strictly comply with the applicable laws and regulation during their process of data collection, using, storage, and processing. If any of our third-party data providers fails to comply with applicable data protection laws and regulations, our reputation could suffer and we could become subject to regulatory intervention. Furthermore, our collaboration with third-party data providers may subject us to significant civil or criminal penalties and negative publicity or result in the delayed or halted processing of personal data that we need to undertake to carry on our business, which could have a material adverse effect on our business, financial condition and results of operations. See “—Cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions of us or of a third party could result in disclosure or misuse of confidential information and misappropriation of funds of our borrowers and institutional funding partners, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.”

If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.

We primarily rely on our in-house collection team to handle the collection of delinquent loans. We also engage certain third-party collection service providers to assist us with loan collection. If our or third party agencies’ primary collection methods, such as phone calls, text messages, legal letters and legal proceedings, are not as effective as they were and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease and our investors may suffer loss. In addition, we bear credit risks for a substantial majority of the loans funded by our institutional funding partners to borrowers introduced by us. If our ability to collect delinquent loans is not as effective or efficient as expected, our liquidity, financial conditions and results of operations could be materially and adversely affected.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) through (c) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, also attested and reported our internal control over financial reporting. See the attestation report on page F-2 issued by our independent registered public accounting firm for further details. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We offer consumer finance products mainly through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, promulgated by the CAC on June 28, 2016 and effective on August 1, 2016, and amended on June 14, 2022. According to the APP Provisions, the providers of mobile applications shall not create, copy, publish or distribute information and content that is prohibited by laws and regulations. We have implemented internal control procedures screening the information and content on our mobile applications to ensure their compliance with the APP Provisions. However, we cannot assure that all the information or content displayed on, retrieved from or linked to our mobile applications complies with the requirements of the APP Provisions at all times. If our mobile applications were found to be violating the APP Provisions, we may be subject to administrative penalties, including warning, service suspension or removal of our mobile applications from the relevant mobile application store, which may materially and adversely affect our business and operating results.

We may from time to time be subject to claims, controversies, lawsuits and legal proceedings, which could have a material adverse effect on our financial condition, results of operations, cash flows and reputation.

We may from time to time become subject to or involved in various claims, controversies, lawsuits, and legal proceedings. See “Item 8. Financial Information—Legal Proceedings” for more details. Claims, lawsuits, and litigations are subject to inherent uncertainties, and we are uncertain whether the foregoing claim would develop into a lawsuit. Lawsuits and litigations may cause us to incur defense costs, utilize a significant portion of our resources and divert management’s attention from our day-to-day operations, any of which could harm our business. Any settlements or judgments against us could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, negative publicity regarding claims or judgments made against us may damage our reputation and may result in material adverse impact on us.

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. For example, our former chief executive officer resigned in March 2023 due to personal reasons, and our board of directors appointed Mr. Tiezheng Li, the then vice chairman of our board and president, to assume the position of chief executive officer. If any additional key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

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

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

Our business had been adversely affected by the effects of COVID-19 outbreaks. Since the beginning of 2020, outbreaks of COVID-19 have resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China has been sharply curtailed. We have taken a series of measures in response to the outbreak to protect our employees, including facilitating remote working arrangements for our employees and canceling business meetings and travels. All of the above measures reduced our business operation capacity, impaired our ability to collect delinquent loans, and negatively affected our operating results.

As COVID-19 has negatively affected the global economy, the countries where we operate may continue to experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as people in general may be less inclined to borrow. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers have also be constrained and impacted, which may have a negative impact on our business.

China began to modify its zero-COVID policy at the end of 2022, which seems to have prompted a considerable degree of uncertainties about the economic and market outlook. Thus, we have to be prepared for the possibility for a wide range of possible outcomes, some of which could be highly unfavorable to our business. There is still uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

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

We had ceased facilitating new loans with funding from individual investors on our platform since October 2019 and improved the business model through the acquisition of better quality borrowers and transition of our funding sources from individual investors to institutional funding partners. However, the interpretation of laws and regulations in the context of online consumer finance industry still remains uncertain, and it is unclear whether the online consumer finance service providers like Shanghai PPDai and Shanghai Erxu, are required to obtain the ICP License or the ODPTP License, or any other kind of VATS License. The regulatory regime of online consumer finance industry evolves rapidly. The regulatory authorities in the future may explicitly require any of our consolidated variable interest entities or their subsidiaries to obtain additional ICP Licenses, ODPTP Licenses, or issue new laws to institute a new kind of VATS License. We cannot assure you that we would be able to obtain the additional ICP License, the ODPTP License, or any new VATS License on a timely manner, or at all, which would subject us to the sanctions and materially and adversely affect our business, financial condition, results of operation and prospects.

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

However, we are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct operations in China primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our shares may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our PRC subsidiaries, which contribute to 83.9% of our revenues in 2022. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

Although we believe we, our PRC subsidiaries and the consolidated variable interest entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government has broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the consolidated variable interest entities do not comply with applicable law, it could revoke the consolidated variable interest entities’ business and operating licenses, require the consolidated variable interest entities to discontinue or restrict the consolidated variable interest entities’ operations, restrict the consolidated variable interest entities’ right to collect revenues, block the consolidated variable interest entities’ websites, require the consolidated variable interest entities to restructure our operations, impose additional conditions or requirements with which the consolidated variable interest entities may not be able to comply, impose restrictions on the consolidated variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against the consolidated variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the consolidated variable interest entities’ business operations or restrict the consolidated variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect the consolidated variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of operation of any of the consolidated variable interest entities that most significantly impact its economic performance, or our failure to receive the economic benefits from any of the consolidated variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with the consolidated variable interest entities for a significant portion of our business operations, and such contractual arrangements may not be as effective as equity ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the consolidated variable interest entities, namely, Beijing Paipairongxin, Shanghai Zihe, and Shanghai Ledao and, to operate our online consumer finance platform business, including the operation of www.ppdai.com website and PPDai mobile application and the provision of services to institutional funding partners, as well as certain other complementary businesses. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as equity ownership in providing us with control over the consolidated variable interest entities. For example, consolidated variable interest entities and shareholders of consolidated variable interest entities as well as other parties to the contractual arrangements may fail to fulfill their contractual obligations to us, such as failure to maintain our website and use the domain names and trademarks in a manner as stipulated in the contractual arrangements, or taking other actions that are detrimental to our interests.

If we had direct ownership of the consolidated variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the consolidated variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance of obligations under the contractual arrangements by the consolidated variable interest entities, shareholders of the consolidated variable interest entities, and other parties to the contractual arrangements to direct the activities of operation of the consolidated variable interest entities. The shareholders of the consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the consolidated variable interest entities. Although we have the right to replace any shareholder of the consolidated variable interest entities under the contractual arrangements, if any of these shareholders are uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by the consolidated variable interest entities, shareholders of the consolidated variable interest entities or other parties to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the consolidated variable interest entities and shareholders of the consolidated variable interest entities may not be as effective in ensuring our control over the relevant portion of our business operations as equity ownership would be.

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

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of operation of the consolidated variable interest entities and their respective subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of the consolidated variable interest entities are held by Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our co-founders and shareholders, as well as a few of their family relatives. Their interests in the consolidated variable interest entities may differ from the interests of our company as a whole. These shareholders may breach, or cause the consolidated variable interest entities to breach, the existing contractual arrangements we have with them and our consolidated variable interest entity, which would have a material adverse effect on our ability to direct the activities of operation of the consolidated variable interest entities and their subsidiaries and receive economic benefits from them. For example, the shareholders of Beijing Paipairongxin, one of the consolidated variable interest entities, may be able to cause our agreements with Beijing Paipairongxin and Shanghai PPDai, a major subsidiary of Beijing Paipairongxin, to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

The COVID-19 had a severe and negative impact on the Chinese and the global economy since 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2021. The conflict in Ukraine and the imposition of broad economic sanctions on Russia could raise energy prices and disrupt global markets. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments, and materially and adversely affect our business, results of operations and financial condition.

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

In particular, PRC laws and regulations concerning the online consumer finance industry are developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the CBIRC, and avoid conducting any non-compliant activities under the applicable laws and regulations, such as illegal fund-raising, forming capital pool or providing guarantee to investors, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our practice would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies that may limit or restrict online consumer finance platforms like us, which could materially and adversely affect our business and operations.

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

Our ppdai.com website and PPDai mobile application, operated by Shanghai PPDai, a subsidiary of Beijing Paipairongxin, one of the consolidated variable interest entities, may be deemed to be providing internet content provision service or online data processing or transaction processing services, which would require Shanghai PPDai to obtain certain value-added telecommunications business license. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Internet Companies—Regulations on value-added telecommunication services.” Furthermore, it is uncertain if Beijing Paipairongxin, Shanghai Zihe and their subsidiaries will be required to obtain a separate operating license with respect to our mobile applications in addition to the value-added telecommunications business license.

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

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. For example, interest rates of certain of our loan products are subject to the restrictions on maximum interest rates on private lending permitted by the relevant laws, regulations, policies or guidance. It is reported that in July 2021, the Credit Information System Bureau of PBOC notified several internet platforms to complete “disconnected direct connection” process between personal information and financial institutions, which implied that as an online consumer finance marketplace, we may be prohibited from providing personal information directly to the institutional funding partners. We cannot rule out the possibility that the PRC government will release additional regulations or policies in the future that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. In 2022, we did not enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk” for more details. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

In addition, our operations in the overseas markets expose us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in RMB. With respect to our operations in the overseas markets, we earn revenue denominated in local currencies of the overseas markets, while some of our costs and expenses are paid in the U.S. dollar. Fluctuations in the exchange rates of local currencies of the overseas markets against RMB and the U.S. dollar could cause fluctuations in our operational and financial results.

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

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law promulgated by the Standing Committee of the National People’s Congress, or the SCNPC, was amended on June 24, 2022 and became effective on August 1, 2022. Under the Anti-Monopoly Law, the parties shall apply for M&A review with the relevant anti-monopoly authorities if the underlying transaction is deemed as concentration and involves parties with specified turnover thresholds. For transaction that falls below the thresholds but is likely to eliminate or restrict competition, the relevant parties are required to submit the M&A review application to the anti-monopoly authorities. The parties shall not close the transaction prior to obtaining clearance from the anti-monopoly authorities. In addition, the security review rules issued by the MOC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOC or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu, and Mr. Shaofeng Gu who directly or indirectly hold shares in our Cayman Islands holding company and who are known to us as being PRC residents have completed the foreign exchange registrations in accordance with SAFE Circular 75 then in effect and have updated their registrations in accordance with SAFE Circular 37. They are now in the process of updating their registration required in connection with corporate restructuring. Ms. Wei Luo, who indirectly hold shares in our Cayman Islands holding company and previously known to us to be a mainland China resident, has changed her citizenship to Hong Kong. Ms. Wei Luo registered in accordance with SAFE Circular 75 previously and now is seeking to update the registration in accordance with SAFE Circular 37.

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

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. On February 17, 2023, the CSRC published the Trial Administrative Measures on the Overseas Issuance and Listing of Securities by Domestic Companies, or the Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing.

The Trial Measures proposes to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Trial Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business is in the PRC or carried out in the PRC. According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to complete the record-filing under the Trial Measures may subject a PRC domestic company to a warning or a fine ranging from RMB1 million to RMB10 million, and its controlling shareholders, actual controllers, the persons directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notification to the Administrative Arrangement of the Overseas Issuance and Listing of Securities by Domestic Companies, the CSRC expressed that the record-filing requirement would not be imposed on the existing public companies, like us, until they refinance their securities in an overseas market based on its onshore equities, assets or similar interests. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC. However, if we refinance our securities in an overseas market in the future, we cannot assure you that we could complete such filing or meet other requirements pursuant to applicable laws in a timely manner or at all. Under such circumstance, we, our personnel directly in charge, and other personnel with direct responsibility may be warned, fined or subject to other disciplinary measures as set forth in the Trial Measures. Furthermore, given that the Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application and enforcement and how they will affect our future financing. The Trial Measure also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises. For more details of the Draft Provisions and the Draft Administration Measures, please refer to “Regulation—Regulations Relating to Overseas Listing and M&A.”

If we refinance in the oversea market in the future, approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the Amended Measures for Cybersecurity Review, are required for our offshore offerings. It is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our offshore offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government authorization for our offshore offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed securities. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in the ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following conditions in the online consumer finance industries;

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

Under the deposit agreement, any action or proceeding against or involving the depositary, arising out of or based upon the deposit agreement or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted by you in a state or federal court in the city of New York and you, as a holder of our ADSs, will have irrevocably waived any objection which you may have to the laying of venue of any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding instituted by any person. Also, we may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs after an amendment to the deposit agreement, you agree to be bound by the deposit agreement as amended. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares” for more information.

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

We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, the holders of our Class B ordinary shares beneficially own 93.2% of the aggregate voting power of our company as of March 31, 2023. As a result, the existing holders of our Class B ordinary shares will have considerable influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price or the opportunity to receive a premium for their shares as part of a sale of our company. These shareholders may also take actions that are not in the best interest of us or our other shareholders even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

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

We first adopted our stock option plan, or the 2013 Plan, in June 2013 for purposes of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. The 2013 Plan was later amended and restated several times. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statements of comprehensive income in accordance with U.S. GAAP. Under the 2013 Plan, we are authorized to grant options to purchase ordinary shares of our company. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2013 Plan is 221,917,800. As of March 31, 2023, options to purchase 127,415,885 Class A ordinary shares were granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 127,415,885 Class A ordinary shares underlying those options were issued and outstanding.

In October 2017, we adopted another share incentive plan, or the 2017 Plan. Under the 2017 Plan, we are authorized to grant options, restricted shares, and restricted share units to employees, officers, directors and individual consultants who render services to us. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000. As of March 31, 2023, options to purchase 6,710,045 Class A ordinary shares had been granted and were outstanding under the 2017 Plan and 3,769,345 Class A ordinary shares underlying those options were issued and outstanding. As of March 31, 2023, 109,433,625 restricted share units had been granted (excluding those cancelled, forfeited or expired) and 57,312,525 Class A ordinary shares underlying these restricted share units had been issued.

As a result, we incurred RMB88.2 million (US$12.8 million) share-based compensation expenses relating to options granted under the 2013 Plan and the 2017 Plan in 2022. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We believe that we were likely a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2022, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or “PFIC,” if, in any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Although the law in this regard is unclear, we intend to treat our consolidated variable interest entities (including their respective subsidiaries, if any) as being owned by us for United States federal income tax purposes, not only because we are able to direct the activities of operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were likely a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we are a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. holders were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We have incurred increased costs as a result of being a public company.

As a public company, we incur significant accounting, legal and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material and adverse effect on our financial condition and results of operations.

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

In June 2017, Shanghai Guangjian Information Technology Co., Ltd., or Shanghai Guangjian was incorporated as a wholly-owned PRC subsidiary of FinVolution HK. Shortly after its incorporation, Shanghai Guangjian established a wholly-owned subsidiary, Shanghai Shanghu Information Technology Co., Ltd., or Shanghai Shanghu. In June 2017, Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin entered into a new set of contractual arrangements, including an equity pledge agreement, a business operation agreement, a power of attorney, a call option agreement and an exclusive technology consulting and service agreement, replacing the previous contractual arrangements among Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin. Based on the new set of contractual arrangements, we continue to have control over Beijing Paipairongxin and Shanghai PPDai through Shanghai Guangjian. In March 2018, we restated the contractual agreements among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Beijing Paipairongxin, Shanghai PPDai and the shareholders of Beijing Paipairongxin. See “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements—Contractual Arrangements with Beijing Paipairongxin.” In July 2017, Shanghai Zihe Information Technology Group Co., Ltd., formerly known as Shanghai Zihe Information Technology Co., Ltd., or Shanghai Zihe, was incorporated by Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our co-founders and shareholders.

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

In January 2018, we incorporated Bluebottle Limited in Hong Kong. Shortly after its incorporation, Bluebottle Limited established Shanghai Manyin Information Technology Co., Ltd., or Shanghai Manyin, as its wholly-owned PRC subsidiary in China. In March 2018, we entered into a series of contractual arrangements through Shanghai Manyin with Shanghai Zihe and the shareholders of Shanghai Zihe, through which we are able to direct the activities of operation of Shanghai Zihe.

In April 2018, Shanghai Erxu Information Technology Co., Ltd., or Shanghai Erxu, was incorporated as a wholly-owned PRC subsidiary of Shanghai Zihe to operate business related to loan facilitation services.

In June 2018, PT Pembiayaan Digital Indonesia was incorporated in Indonesia, in which we currently hold 80% equity interest. PT Pembiayaan Digital Indonesia obtained the business licenses for lending service providers (information technology-based borrowing) in December 2019 to engage in information technology-based lending services.

In August 2018, Hainan Shanghu Information Technology Co., Ltd. was incorporated as a subsidiary ultimately and wholly owned by Shanghai Manyin to operate technology service business.

In January 2019, Shanghai Ledao Information Technology Co., Ltd., or Shanghai Ledao, was incorporated by Mr. Yejun Jiang, a family relative of Honghui Hu, and Mr. Lizhong Chen, a family relative of Tiezheng Li. We entered into a series of contractual arrangements through Shanghai Manyin with Shanghai Ledao and the shareholders of Shanghai Ledao on January 14, 2019, through which we are able to direct the activities of operation of Shanghai Ledao.

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

The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on our website https://ir.finvgroup.com/. The information contained on our website or other information contained on the SEC website is not a part of this annual report.

B. Business Overview

We are a leading fintech platform with strong brand recognition in China and the overseas markets. Launched in 2007, we have been a pioneer in China’s online consumer finance industry. In 2018, we began our business operations in overseas markets, and currently we are serving borrowers in Indonesia and the Philippines. We strategically focus on serving borrowers of the young generation that is typically more receptive to internet financial services and whose borrowing needs are unserved or underserved by traditional financial institutions. This segment of borrowers is poised to become the major driving force of the consumer finance market. Our borrowers are primarily acquired online and stretch across a large number of cities and counties in the markets where we operate.

We have built an extensive database that contains first hand through-the-cycle credit data as well as data from various third-party sources. We have established systematic risk management procedures which have proven to be effective in various macro-economic environments. Our proprietary and big-databased credit scoring model, the Magic Mirror Model, has been continually testing and refining its credit decision-making rules as we continue to study the increasing amount of data accumulated through our loan facilitation. We have also made progress in optimizing operational efficiency as we apply big-data analytics and machine learning capabilities to other aspects of our business operations, such as sales and marketing activities and loan collection.

Since 2020, all new loans facilitated on our platform in China have been funded by institutional funding partners. Our platform appeals to institutional funding partners by offering a wide spectrum of loan products. We provide our institutional funding partners with an opportunity to locate high quality borrowers and achieve attractive returns. Institutional funding partners may provide loans to borrowers that we introduce to them, relying on the preliminary credit assessment services as well as other services we provide to them. We offer attractive risk-adjusted returns supported by a set of risk management procedures and implement protection mechanisms to control and mitigate risk exposure.

As of December 31, 2022, we had over 143.9 million registered users in China and had cumulatively cooperated with 75 institutional funding partners in China. The number of cumulative registered users in China increased from 116.1 million as of December 31, 2020 to 131.2 million as of December 31, 2021 and further to 143.9 million as of December 31, 2022. Our loan origination volume in China increased from RMB64.1 billion in 2020 to RMB133.6 billion in 2021 and further to RMB171.1 billion (US$24.8 billion) in 2022. We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platform. In 2020, 2021 and 2022, the average principal amount of loans originated on our platform in China was RMB3,983, RMB4,982 and RMB7,249 (US$1,051), respectively, with an average term of 8.3 months, 8.4 months and 8.7 months, respectively. Borrowers come to our platform for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2020, 2021 and 2022, 88.2%, 80.0% and 86.8% of the total loan origination volume on our platform in China was generated from repeat borrowers who had at least one drawdown before.

While our business primarily focuses on the PRC market, we have also been expanding our business in the overseas markets, including the Philippines and Indonesia. In December 2018 and June 2019, we established two subsidiaries in the Philippines, and one of them is authorized to operate as a lending company and the other is authorized to operate as a financing company. In December 2019, we established a subsidiary in Indonesia, which has received a license for Technology and Information Based Financial Lending Institution (peer-to-peer lending license) from the Financial Services Authority of Indonesia. We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platforms. Borrowers come to our platform for convenient, simple and fast loan transaction process.

The number of cumulative registered users in the overseas markets increased from 4.0 million as of December 31, 2020 to 9.0 million as of December 31, 2021 and further to 15.5 million as of December 31, 2022. Our loan origination volume in the overseas markets increased from RMB1.0 billion as of December 31, 2020 to RMB3.7 billion as of December 31, 2021 and further to RMB4.3 billion (US$0.6 billion) as of December 31, 2022. Our outstanding loan balance in the overseas markets increased from RMB187 million as of December 31, 2020 to RMB330.0 million as of December 31, 2021 and further to RMB800.4 million (US$116.0 million) as of December 31, 2022. In 2020, 2021 and 2022, revenue generated from the overseas markets were RMB269.9 million, RMB826.4 million and RMB1,149.7 million (US$166.7 million), representing 3.6%, 8.7% and 10.3% of net revenues for the respective years.

We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans.

Our net revenues grew from RMB7.6 billion in 2020 and to RMB9.5 billion in 2021 and further to RMB11.1 billion (US$1.6 billion) in 2022. A substantial portion of our operating revenues for these periods were attributable to fees collected from borrowers, third party guarantee companies and institutional funding partners. Our net profit was RMB2.0 billion in 2020, RMB2.5 billion in 2021 and RMB2.3 billion (US$330.8 million) in 2022.

Borrowers

Since our inception and up to December 31, 2022, we had facilitated loans for over 23.6 million borrowers in China from substantially all cities and counties across China. In 2022, over 72.8% of our borrowers in China were between 20 and 40 years of age. We strategically target the young generation in general and cultivate customer loyalty, aiming to capture the vast growth opportunities as our borrowers enter into different stages of their lives and qualify for higher credit limits. The number of our unique borrowers in China were approximately 3.5 million in 2020, 5.6 million in 2021 and 4.7 million in 2022.

Our platform features a high proportion of repeat borrowers. We have an active repeat borrower base and our borrowers tend to borrow more on our platform over time. In China, 88.2%, 80.0% and 86.8% of the total loan origination volume facilitated through our platform in 2020, 2021 and 2022 was generated from repeat borrowers who had successfully borrowed on our platform before.

Institutional Funding Partners

As of December 31, 2022, we had cumulatively cooperated with 75 institutional funding partners in China. The loan origination volume on our platform increased by 111.1% from RMB65.1 billion in 2020 to RMB137.4 billion in 2021 and further by 27.7% to RMB175.4 billion (US$25.4 billion) in 2022. Currently, we primarily cooperate with commercial banks, private banks, consumer finance companies, micro-loan companies and trust management companies to diversify the funding sources on our platform. As of December 31, 2022, the outstanding balance of loans funded by institutional funding partners on our platform in China was RMB63.8 billion (US$9.3 billion).

Our Products and Services

Loan Services Offered to Borrowers

Our platform primarily offers standard loan products, consisting of basic loan products and small business loan products. We do not require security for loan products on our platform and generally provide loan applicants with a credit decision in around 10 minutes of application for first-time applicants and in as little as one minute for repeat borrowers. Approved borrowers typically receive loan disbursements within 24 hours following the loan listing, and in 2022, 77.8% of total number of loans facilitated through our platform were funded within two hours. We believe these features are essential to meeting borrowers’ often imminent financing needs. Subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans on our platform if the aggregate outstanding principal amount does not exceed such borrower’s credit limit for the type of loans the borrower applies for.

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

Depending on the credit assessment result, a borrower may be eligible to apply for a loan within the approved credit limit for a term ranging from one month to 24 months. The average loan amount for our standard loan products was RMB3,983 in 2020, RMB4,982 in 2021 and RMB7,249 (US$1,051) in 2022. Different credit limits and borrowing costs are applicable to different tiers of borrowers based on their respective credit scores. Borrowers’ borrowing cost for taking out a standard loan on our platform include loan interest to be paid to institutional funding partners and, under certain circumstances, a guarantee service fee for services provided by financing guarantee companies. All of our standard loan products feature fixed monthly repayments, consisting of principal, interest and, where applicable, quality assurance fund contribution or guarantee service fee. Borrowers of our standard loan products may make prepayments without incurring penalties. See “—Our Platform and Transaction Process” for information on payment processing. In 2020, 2021 and 2022, the total amount of our standard loan products originated on our platform in China was RMB64.1 billion, RMB133.5 billion, and RMB170.9 billion (US$24.8 billion), representing 99.9%, 99.9% and 99.9% of the total loan origination volume on our platform in China in the same year.

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

The principal amount of our small business loan products varies in the range from RMB500 to RMB200,000, with a term ranging from one month to 24 months. In 2022, we served approximately 906,000 small business owners on our platform in China and the total loan origination amount of our small business loan products accounted for 25.4% of the total loan origination volume on our platform in China in the same year.

Other loan products

In addition, we have offered other products and will continue to develop new products from time to time. For example, we cooperate with several third parties to offer their customers loan products similar to our standard ones but with varied features, such as more preferential interest rates. In implementing our strategy of expanding loan product offerings, we have developed and are developing new loan products. In 2020, 2021 and 2022, the total loan origination amounts of our other loan products was RMB37.0 million, RMB138.6 million and RMB164.6 million (US$23.9 million), representing 0.1%, 0.1% and 0.1% of the total loan origination volume on our platform in China in the same year. As our business develops, we will continue to expand our loan product offerings to meet demands from different tiers of borrowers.

Services Offered to Institutional Funding Partners

We introduce borrowers to our institutional funding partners and provide preliminary credit assessment services as well as other services to them. Currently, our institutional funding partners primarily include commercial banks, private banks, consumer finance companies, micro-loan companies and trust management companies. The service arrangement between our institutional funding partners and us varies depending on the type of institutional funding partners. Institutional funding partners such as commercial banks and consumer finance companies typically provide loans with their own funds directly to the borrowers introduced by us. With respect to our institutional funding partners that are trust management companies, we usually collaborate with them to set up trusts with different types of investors to invest in loans through trusts on our platform. We typically invest in subordinate tranches in the trusts jointly established and other investors invest in senior tranches. Senior tranche investors in these trusts typically receive a fixed rate of return, whereas we, as the subordinate tranche investor, typically receive residual returns from the trusts. There are also trusts established by other investors without us making investment in such trusts. All trusts are administered by third-party trust management companies we collaborate with and such trust management companies are responsible for making investments in loans on our platform.

Since 2020, all new loans facilitated on our platform in China were funded by institutional funding partners. In 2022, the loan origination volume on our platform in China was RMB171.1 billion (US$24.8 billion).

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

Step 2: Fraud Detection and Credit Assessment

Following the application for a standard loan product or a small business loan product, our system helps to aggregate the data, run our anti-fraud model, conduct credit assessment and decide whether to provide credit, except where manual review process is triggered.

Upon submission of a complete application, our system begins to match the application with data from both internal and external sources, including information provided by the prospective borrowers, data gleaned from third-party data partners, and data aggregated from the internet using our proprietary data collection technologies with due authorization from the prospective borrowers. Information aggregated, and later used for fraud detection and creditworthiness evaluation, includes basic background information, such as age, gender and occupation, behavioral data, and if available, borrowers’ credit history. For repeat borrowers, historical loan performance data accumulated on our platform will also be incorporated into the borrowers’ profile.

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

Following the fraud detection, we initiate a credit review process using our proprietary Magic Mirror Model to generate a Magic Mirror score for the prospective borrower. Each Magic Mirror score corresponds to a credit level in the range of I to VIII, with Level I representing the lowest risk and Level VIII representing the highest risk. See “—Risk Management—Proprietary Credit Scoring and Risk Pricing Models.” Applicants classified as Level VIII will be declined, and applicants falling under other credit levels will be assigned by our risk pricing system the approved credit amounts, maximum loan terms and applicable interest rates and other loan characteristics which are determined based on their respective Magic Mirror scores. In 2022, among all the loan applications approved on our platform, 96.3% went through the automated process. The remaining 3.7% in the respective periods often requiring additional information or verification, are forwarded to our credit assessment team for manual review. The manual review process generally takes one to three days. Following this review, our credit assessment team will either approve the loan with one or more approved sets of loan characteristics or decline the loan application.

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

Direct lending model

Our institutional funding partners that are commercial banks and consumer finance companies typically invest under the direct lending model. Under this model, our institutional funding partners typically provide loans with their own funds directly to the borrowers introduced by us. After obtaining our preliminary credit assessment and approval, the borrowers may submit the final loan amount and loan term within the parameters of the credit approval. Our proprietary system will then match and refer qualified borrowers to our institutional funding partners based on their specific requirements of borrower profiles, such as credit limits or ticket size. Our institutional funding partners will then review the credit application and our preliminary credit assessment of the borrower introduced by us in accordance with their own credit assessment standards and decide to approve or decline the loan application. Once the borrower’s credit application is approved, our institutional funding partners will then directly disburse the loan amounts to the borrower’s bank account.

We cooperate with institutional funding partners through both capital heavy model and capital light model. Under the capital heavy model, we pre-determine a fixed rate of service fees with our institutional funding partners. Under the capital light model, we provide our institutional funding partners with either no credit enhancement service or a limited credit enhancement service. Under the limited credit enhancement service, we negotiate with each institutional funding partner for a fixed upper limit of guarantee amount that we will be liable for. If the accumulated defaulted loan amount exceeds the agreed upper limit, the excess portion will be borne by the institutional funding partners. In 2022, approximately 18.2% of our total loan origination volume was facilitated through the capital light model.

Historically, we also collaborated with third-party online lending information intermediaries under this direct lending model. Third-party online lending information intermediaries generally matched qualified borrowers introduced by us with investors on their platforms. Loans were funded by investors on their platforms upon a successful match. In light of the tightening regulatory environment and due to a lack of clear statutory interpretation and application of the relevant rules, we ceased offering new loans to third-party online lending information intermediaries since December 2019.

For the quality assurance commitments we provide to our institutional funding partners under the direct lending model, see “Item 4. Information on the Company—B. Business Overview—Quality Assurance Commitments for Our Institutional Funding Partners.”

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

We have a collection team of over 700 employees as of December 31, 2022 and have developed a systematic process to handle collection of delinquent loans. Upon becoming delinquent, a loan enters into our collection process, which is divided into stages based on severity of delinquency. The first 90-day collection period is typically handled by our collection team although we also engage third-party loan collection service providers to assist us from time to time. Primary collection measures, including text message reminders, phone calls, legal letters and legal proceedings, are taken in succession as a loan becomes increasingly overdue. If a loan remains overdue after the 90-day period, we then outsource loan collection to third-party service providers to optimize collection efficiency. Any amount recovered from the borrower will be remitted to first cover third-party collection expenses, if any, then to repay overdue principal and interest. Any remaining amount will be used to pay the overdue interests and the collection fee charged to the borrower.

Risk Management

Our strong risk management capabilities are one of the key competitive advantages that enable us to make credit available to the large unserved or underserved population in China, whose credit histories have yet been recorded in the country’s developing credit system, while maintaining a sustainable business at a healthy profitability level.

Data Aggregation

We have invested significant resources in building up a comprehensive credit database since our inception. Today, we own an extensive database with several thousands of variables for our borrowers, covering a wide range of information pertinent to a borrower’s creditworthiness and presenting a user profile from a 360-degree view. Data are aggregated from a number of sources. We have cooperation with a number of organizations, such as industry associations, who grant us the access to their respective data. Our strong data-mining capabilities, which we believe differentiate us from many other players in the online consumer finance industry. We have developed a number of proprietary automated programs that are capable of searching, aggregating and processing data from the internet in a short period of time. Another important component of our credit database is the payment histories of our prior and existing borrowers. We take various measures to ensure high level of reliability and accuracy of data. The following are typical data that we seek to collect for each loan application:

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

Upon the data aggregation, our system converts the originally unstructured data and structured data into credit scores using machine learning techniques.

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

Quality Assurance Commitments for Our Institutional Funding Partners

We provide quality assurance commitments to our institutional funding partners. There are two major types of quality assurance commitments provided to our institutional funding partners—financing guarantee and insurance policy.

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

Technology

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, protecting information on our platform, increasing operational efficiency and enabling innovations. Principal components of our state-of-the-art technology include:

•

Data Science. Data science technology is extensively used in various aspects of our operations. Our data mining and user behavior analytics capabilities allow us to build a comprehensive credit profile for each borrower. Our multi-dimensional real-time analytics capabilities enable fast and accurate credit decisions. In 2022, a total of 29.0 million loan transactions were matched on our platform. Data-based machine learning is also used in numerous applications, such as improving fraud detection, optimizing marketing resource allocation and increasing collection efficiency.

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

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of the March 31, 2023, we have (i) 164 patent applications in China and registered 45 patents in China, including our proprietary facial recognition technology used for fraud detection, (ii) registered 219 software copyrights with the PRC National Copyright Administration, (iii) registered 202 domain names, including ppdai.com, and (iv) registered 256 trademarks, including our “FINV,” “PPDAI,” “信也”, “拍拍贷” and “魔镜” trademarks.

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

We use a variety of traditional and internet marketing channels to acquire borrowers although most of our borrowers are acquired online. Our borrower acquisition channels mainly include:

•	Online Advertising. From time to time, we work with App Stores to promote our mobile applications and with internet companies to place online advertisements.

•	Online Partnerships. We team up with certain websites that are able to reach quality borrowers to provide consumer finance services to their customer.

•	Search Engine Marketing. We also use paid placement on major online search engines in China.

•	Offline Direct Sales Team. We also establish an offline direct sales team with a workforce of 1,000 employees as of December 31, 2022.

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

Pursuant to the Interim Measures, if an online lending information service provider violates any applicable laws, regulations or relevant regulatory provisions relating to online lending information services, sanctions could be imposed by the local financial regulatory departments or other relevant regulatory departments, including, among others, supervision interviews, regulatory warning, correction order, condemnation, credit record modification, fine up to RMB30,000 (US$4,349.6), and criminal liabilities if the act constitutes a criminal offense.

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

The 13th National People’s Congress approved the Civil Code of the PRC on May 22, 2020. Upon the effectiveness of the Civil Code of the PRC on January 1, 2021, the PRC Contract Law, the General Provisions of the PRC Civil Law, and the General Principles of the PRC Civil Law have been abolished and replaced, while their provisions are generally incorporated into the Civil Code of the PRC with certain changes and supplements. It remains unclear with respect to the relevant interpretations and implementations of certain provisions of the Civil Code of the PRC and how these provisions of the Civil Code of the PRC will apply to our business operations. For example, pursuant to the Civil Code of the PRC, usurious loans are explicitly banned, but a clear definition or interpretation of “usurious loans” is not provided. We cannot rule out the possibility that certain of our operation activities would be deemed to violate or not fully comply with the Civil Code of the PRC. If that happens, our business, results of operations and financial condition would be materially and adversely affected.

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

On February 12, 2010, the CBRC promulgated the Interim Measures on Administration of Personal Loans, or the Personal Loan Interim Measures, which provide that (i) several conditions shall be satisfied to apply for a personal loan, including but not limited to (a) the purposes of the loan shall be clear and legal, (b) the amount, term and currency of the loan as indicated in the loan application shall be reasonable, and (c) the borrower is willing and able to make repayment, and the borrower shall have a good credit standing and no record of bad credit, (ii) loan investigation shall cover, including but not limited to, the basic information of the borrower, the borrower’s earnings, the purpose of the loan, and the borrower’s source of funds and ability for repayment, and the method of repayment, and (iii) the lender shall perform the loan investigation on the borrower by itself and shall not delegate such matter to a third party. On January 6, 2023, the CBIRC issued the Draft Measures on Administration of Personal Loans for public comments, which will replace the Personal Loan Interim Measures once effective. This draft further stipulates that during the loan investigation process, the lender shall not delegate the core risk management matters such as the assessment of the genuine intention of the borrower, the borrower’s earnings, indebtedness, source of funds, and the assessment of the entry of evaluation service provider, to a third party.

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

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions on Several Issues Concerning Laws Applicable to Trial of Private Lending Cases, which is further amended by the Supreme People’s Court on December 29, 2020, or the Private Lending Judicial Interpretation Amendment, which amended the upper limit of private lending interest rates under judicial protection. The Private Lending Judicial Interpretation Amendment provides that where the lender requests the borrower to pay interest in accordance with the interest rate agreed upon in the agreement, the people’s court shall support such request, except where the interest rate agreed by both parties exceeds four times of the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center which was authorized by the PBOC, on the 20th of each month since August 20, 2019. According to the Private Lending Judicial Interpretation Amendment, the upper limit of interest rates of 24% and 36% provided in the 2015 Private Lending Judicial Interpretation, are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion in total exceeding the Quadruple LPR Limit shall not be supported by the people’s court. The Private Lending Judicial Interpretation Amendment applies to new first-instance cases of private lending disputes accepted by the People’s Court after the implementation of the Judicial Interpretation Amendment on August 20, 2020. If the lending occurred before August 20, 2019, the upper limit of the protected interest rate can be determined by referring to four times of the one-year Loan Prime Rate at the time of the plaintiff’s filing of lawsuit. On January 21, 2021, in the response letter to the Guangdong High People’s Court relating to the inquiry on the scope of application of the Private Lending Judicial Interpretation Amendment issued by the Supreme People’s Court, it further clarifies that seven types of financial organizations, including micro-loan lending companies and financing guarantee companies, are financial institutions licensed by the financial administrative authorities, and the disputes arising out of their financial business activities do not apply to the Private Lending Judicial Interpretation Amendment. However, as the regulatory authorities have wide discretion in administration, interpretation and enforcement of the laws and regulations, we cannot rule out the possibility that the regulatory authorities may hold different opinions on whether Quadruple LPR Limit applies to the loans funded by financial institutions on our platform. For example, according to the Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, in the context of “cash loan” business operated by various types of institutions, the aggregated borrowing costs of borrower charged in forms of interests and all kinds of fees should be annualized and subject to the upper limit on interest rate of private lending set forth in the judicial interpretations issued by the Supreme People’s Court. On March 31, 2021, the PBOC released its No. 3 announcement in 2021, or the PBOC No. 3 Announcement, which stipulates, among others, that the annual interest rate of a loan should be the annualized form of ratio calculated based on the percentage of all expenses charged from the borrower for the borrowing to the principal actually borrowed by this borrower. The expenses charged from the borrower include the interests and the various expenses directly related to the borrowing. If the loan is repaid in installments, the remaining principal after the deduction of the total repaid principal should be deemed as the actual borrowed principal when calculating the annual interest rate. Compound interest rate and simple interest rate are both allowed to be used to calculate the annual interest rate, provided that if simple interest rate is used, it should be explicitly disclosed to the borrower. The PBOC No. 3 Announcement applies to deposit-taking financial institutions, consumer finance companies, micro-loan lending company, and internet platforms providing loan application services like us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Interest rates of certain of our loan products exceed the statutory interest rate limit and therefore part of the interests is not enforceable through the PRC judicial system.”

The Circular 141 specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, unsecured, and no qualification requirement on customers, among others. The Circular 141 also sets forth several general requirements with respect to “cash loan” business, including but without limitation: (i) the aggregated borrowing costs of borrowers charged by institutions in the forms of interest and various fees should be annualized and subject to the limit on interest rate of private lending set forth in the Private Lending Judicial Interpretations issued by the Supreme People’s Court; (ii) all relevant institutions shall follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit and cooling-off period; (iii) all relevant institutions shall enhance the internal risk control and prudentially use the “data-driven” risk management model; (iv) all institutions are prohibited from providing any loans to any persons without repayment source or repayment capacity, or loans with no designated use of proceed; (v) funds from banks cannot be used for “cash loan” or “campus loan”; and (vi) in the case where a financial institution participates in the “cash loan” business, any third parties are not allowed to charge borrowers any interests or fees. Circular 141 further provides that financial institutions cooperating with third parties to engage in lending business (i) are not allowed to outsource any core lending business operations, such as credit assessment and risk management, to third parties, (ii) are not allowed to accept any credit enhancement provided by third parties without any license or approval to provide guarantees, including credit enhancement service in the form of a commitment to assume default risks, (iii) should comply with the judicial interpretations by the Supreme People’s Court of the PRC regarding interest rates in private lending regarding the annual borrowing cost charged to a borrower, i.e. interests plus other fees, and (iv) should ensure that third parties do not collect any interests or fees from borrowers.

Any violation of the Circular 141 may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, be ordered to cease business operations, and even criminal liabilities.

On July 12, 2020 the CBIRC promulgated the Interim Measures for Commercial Banks Doing Online Lending Business, or the Interim Measures for Banks, pursuant to which the banks may collaborate with financing guarantee companies, e-commerce business companies, third-party payment companies and information technology companies in various online lending business processes and activities, including but not limited to client referral, joint loan origination, risk distribution, information technology and loan collection. However, when collaborating with third parties for online lending businesses, the banks are required to independently manage core risk control procedures, such as the credit assessment and contract conclusion, and should be responsible for post-loan managements. Each of the regional banks, which is an important category of our institutional funding partners, should (i) provide online lending services primarily to its local clients, (ii) be prudent to provide loans to borrowers who reside outside its region, and (iii) take appropriate measures to monitor the business operations when serving the clients who are located outside its region. The banks may not accept credit enhancements, in a direct or a disguised form, provided by a third-party partner without financing guarantee license or credit security insurance license. The banks shall adopt appropriate measures to monitor the use of loan proceeds. The banks should evaluate and review the online lending partners they collaborate with at least once a year and terminate the cooperation if any incompetency is identified.

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

On July 15, 2022, the CBIRC issued the Notice on Strengthening the Management of Commercial Banks’ Online Lending Business and Improving the Quality and Efficiency of Financial Services (the “Circular 14”), which further requires commercial banks to: (i) take necessary measures to effectively assess the compliance system, supervision mechanism, information processing guidance, and security protection measures of personal information protection of the institutes they cooperate with, (ii) strengthen loan fund management, take effective measures to monitor loan usage, ensure safety of the loan funds, and prevent institutions they cooperate with from intercepting, pooling, or misappropriating funds, (iii) standardize the online loan cooperation business with third-party institutions, and restrict or refuse to cooperate with those that are in violation of relevant regulations on online loans, and (iv) strengthen the protection of consumer rights and interests, the compliance management of the marketing and promotion activities of the institutions they cooperate with, and clearly stipulate the relevant prohibited behaviors in their cooperation agreement with the institutions. With respect to the current non-compliance business, the commercial banks will be given a grace period through June 30, 2023 to rectify the non-compliance. During the grace period, the commercial banks shall comply with the requirements under the Interim Measures for Banks, Circular 24, and Circular 14 when conducting any new online loans businesses.

With certain limited exceptions, the Interim Measures for Banks, Circular 24, and Circular 14 apply to the consumer finance companies and trust companies when they conduct online lending business. As our institutional funding partners include commercial banks, consumer finance companies and trust companies, they are required to evaluate and review us as required by the Interim Measures for Banks, Circular 24, and Circular 14. If any of our institutional funding partners identifies any incompetency of us in such evaluation and review, it may terminate the cooperation with us and our business and operation results would be adversely and materially affected. Furthermore, we act as an intermediary between institutional funding partners and borrowers, and we cannot assure you that all the institutional funding partners we cooperate with have been and will be in strict compliance with the Interim Measures for Banks, Circular 24, and Circular 14.

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

Regulations on illegal financial institutions and intermediaries

The Measures for Banning of Illegal Financial Institutions and Illegal Financial Business Operations, or the Measures for Illegal Financial Institutions, promulgated by the State Council on July 13,1998, provides that the establishment of financial institution should be subject to the approval of People’s Bank of China, or PBOC. Without such approval, no entity or individual may establish financial institution or conduct financial business operation. Pursuant to the Measures for Illegal Financial Institutions, providing loans without the approval of PBOC is deemed as illegal financial business operation and the entity providing loans without the approval of PBOC is deemed as an illegal financial institution. The online consumer finance industry is new and developing rapidly, and the regulatory environment has evolved since the promulgation of the Measures for Illegal Financial Institutions. There are uncertainties as to the interpretation of the Measures for Illegal Financial Institutions as well as whether such laws and regulations are applicable to us or our business. We have ceased facilitating new loans with funding from individual investors on our platform since October 2019. Furthermore, in some cases we repaid outstanding balance of certain loans to the individual investors on our platform. In connection with our quality assurance commitments provided through third-party financing guarantee companies, we purchased creditor’s rights from third-party financing guarantee companies after these financing guarantee company repay the full overdue amounts to our institutional funding partners. We may be deemed to be financing loans without the approval of PBOC. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be deemed to use our own fund to finance certain loans and therefore subject us to regulatory risks.” If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected. Although the trust management companies that administer the trusts have been licensed and approved by the financial regulatory authorities to provide loans and we believe that it is the licensed trust management companies, not us, that provide loans to the borrowers under such trust arrangements, we cannot assure you that the financial regulatory authorities will hold the same view as ours. Our investments in the trusts may be deemed to be providing loans to the borrowers and we may be regarded as a lender in this arrangements, and therefore we may be deemed to be an illegal financial institution, which may subject us to penalties, including confiscation of illegal gains together with a fine from one time to five times of the illegal gains, or a fine of RMB100,000 to RMB500,000 if there are no illegal gains, and criminal liability if the violation constitutes a criminal offense.

In addition, the Supreme People’s Court, the Supreme Peoples’ Procuratorate, the MPS, and the Ministry of Justice jointly issued the Guidance on Several Issues for Illegal Lending Regarding Criminal Case, or the Guidance on Illegal Lending, on July 23, 2019, which provides, among others, that (i) if any entity or individual is engaged in providing loans to the unspecified public individuals consistently for the purpose of profits and without the approval from the regulatory authorities or outside its business scope, which disturbs the stability of financial markets, such entity or individual may face a criminal charge of unfair competition and may be imposed criminal liability in accordance with the applicable laws and regulations; “providing loans to the unspecified public individuals consistently” refers to providing loans to entities and individuals no less than ten times within two years; and (ii) if the actual annual interest rate of the loans provided by such entity or individual exceeds 36%, it would be deemed as an aggravated circumstance when such entity or individual face the abovementioned criminal charge of unfair competition. There are uncertainties as to the interpretation of the Guidance on Illegal Lending, and it is still unclear how the regulatory authorities will interpret and implement it in the future. We cannot rule out the possibility that regulatory authorities may deem our operation activities under the trust arrangements as unfair competition and impose criminal liability on us. If that happens, our business, results of operations and financial condition would be materially and adversely affected.

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

Regulation on mobile internet applications information services

In addition to the Telecommunications Regulations and other regulations above, mobile applications are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, or the APP Provisions, which was promulgated by the CAC, on June 28, 2016 and became effective on August 1, 2016, and amended on June 14, 2022. The APP Provisions regulate mobile application information service providers. According to the APP Provisions, the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local mobile application information, respectively.

Under the APP Provisions, mobile application information service providers are required to obtain relevant qualifications prescribed by laws and regulations and shall be responsible for the supervision and administration of mobile application information required by laws and regulations and implement the information security management responsibilities strictly, including but not limited to: (i) to authenticate the identity information of the registered users, (ii) to protect user information, and obtaining the consent of users while collecting and using users’ personal information in a lawful and proper manner. Mobile app operators shall not deny users’ access to basic functions and services of the app in the event that the users disagree with collection of unnecessary personal information, and (iii) to establish information content management mechanism, and take against any information content in violation of laws or regulations depending on circumstances.

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

The Cyber Security Law of the PRC, which was promulgated by the SCNPC on November 7, 2016 and became effective on June 1, 2017. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On September 12, 2022, the CAC issued a draft to amend the Cyber Security Law and proposed to, among others, increase the maximum fines for entities from RMB1 million to RMB 50 million or five percent of an entity’s previous year’s turnover, and from RMB100,000 to RMB1 million for directly responsible individuals for the following violation: (i) severe violations of cybersecurity protection obligations or severe harm to the security of network operation; (ii) failure to protect cyber information security, to take measures to suspend transfer of or delete information that is prohibited from distribution, or to take measures against relatively major security risks or security incidents; and (iii) distribution of transfer of prohibited information. In respect of the use by a critical information infrastructure operator of network products or services that have not been assessed or have failed a security assessment, the critical information infrastructure operator may be subject to a fine of up to ten times the procurement amount or five percent of its previous year’s turnover, with a penalty of up to RMB100,000 being imposed on directly responsible individuals. Such draft amendment was released for soliciting public comments only and their final form, interpretation and implementation remain substantially uncertain.

For the further purposes of regulating data processing activities, safeguarding data security, promoting data development and utilization, protecting the lawful rights and interests of individuals and organizations, and maintaining national sovereignty, security, and development interests, on June 10, 2021, the Standing Committee of the PRC National People’s Congress published the Data Security Law of the People’s Republic of China, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. As the Data Security Law was recently promulgated, we may be required to make further adjustments to our business practices to comply with this law, as well as any adjustments that required by the Personal Information Protection Law.

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

On July 12, 2021, the MIIT and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products, or the Provisions. The Provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offenses shall not provide technical support, advertising, payment settlement and other assistance to the relevant offenders. According to the Provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. The Provisions also bans provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

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

On July 7, 2022, the CAC published the Measures for Security Assessment of Cross-border Data Transfer, or the Cross-border Data Security Regulations, which came into effect on September 1, 2022. The Cross-border Data Security Regulations stipulates that if the cross-border data transfer to be conducted by a “data processor” has any of the following circumstances, the “data processor” shall apply to the national cyberspace administration authority for security assessment via the provincial cyberspace administration authority in the place where the said “data processor” is located: (i) any data processor transfers important data to overseas recipients; (ii) any “critical information infrastructure operator,” or any “data processor” processing the personal information of more than one million individuals transfers personal information to overseas recipients; (iii) the personal information of more than 100,000 individuals or the sensitive personal information of more than 10,000 individuals has been provided overseas since January 1 of the previous year on a cumulative basis; and (iv) other circumstances where the security assessment is required as prescribed by the national cyberspace administration authority. For cross-border data transfer activities conducted before September 1, 2022, the Cross-border Data Security Regulations provides data processors a six-month grace period to remedy any non-compliance by March 1, 2023. Furthermore, on August 31, 2022, the CAC promulgated the Guidelines to the Application for Security Assessment of Cross-border Data Transfer (First Edition), which provides that the activities of “cross-border data transfer” include (i) overseas transmission and storage by data processors of data generated during operations in mainland China; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other acts as specified by the CAC.

On December 14, 2022, the PBOC issued the Regulations on the Supervision and Administration of Financial Infrastructure (Draft for Comment), or the Draft Regulations on Financial Infrastructure, which provides that (i) financial infrastructure refers to registration and custody system, clearing and settlement system, trading facilities, trading report database, critical payment system, and credit reference system of the financial assets, and (ii) financial infrastructure operator refers to the enterprises that are approved according to the laws and regulations to construct, operate, and maintain the financial infrastructure. The Draft Regulations on Financial Infrastructure has been released for public comment only, and its provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty.

On December 19, 2022, the Central Committee of the Communist Party of PRC and the State Council issued the Guidance on Building Fundamental Data Systems to Put Data Resources to Better Use, or the 20 Data Articles, aiming at safeguarding national data security, protecting individuals’ information and trade secrets, and ensuring the development of the data economy. Under the 20 Data Articles, data would be categorized and graded based on its sensitivity. Data processor is encouraged to open, share, exchange, and trade data both on-market and off-market. Regions and industries that meet proper conditions are encouraged to engage in pilot programs for building new systems, implementing technique methods and trial modes. Enterprises are encouraged to innovate internal system for managing data compliance, and explore ways to improve fundamental data system.

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

Regulations on foreign exchange registration of overseas investment by PRC residents

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75”. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle”. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu, and Mr. Shaofeng Gu, who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as mainland China residents have completed the foreign exchange registrations in accordance with SAFE Circular 75 then in effect and have updated their registrations in accordance with SAFE Circular 37. They are now in the process of updating their registration required in connection with corporate restructuring. Ms. Wei Luo, who indirectly hold shares in our Cayman Islands holding company and is known to us previously to be a mainland China resident, has changed her citizenship to Hong Kong. Ms. Wei Luo registered in accordance with SAFE Circular 75 previously and now is seeking to cancel or update the registration in accordance with SAFE Circular 37.

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

On December 27, 2021, the NDRC and the MOC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), or the 2021 Negative List, which became effective on January 1, 2022. Pursuant to such Special Administrative Measures, if a domestic company engaging in the prohibited business stipulated in the 2021 Negative List seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company shall not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. In a Q&A released on NDRC’s official website on January 18, 2022, the respondent NDRC official indicates that these requirements are only imposes on PRC domestic companies that directly offer or list their securities in an overseas market. We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities and we conduct operations in China primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. We believe we are not a domestic company that directly offered or listed securities in an overseas market.

On February 17, 2023, the CSRC published the Trial Administrative Measures on the Overseas Issuance and Listing of Securities by Domestic Companies, or the Trial Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the Trial Measures, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the relevant regulator in the place of intended listing.

The Trial Measures proposes to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the Trial Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the relevant line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business operations is in the PRC or carried out in the PRC. According to the Trial Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to complete the record-filing under the Trial Measures may subject a PRC domestic company to a warning or a fine ranging from RMB1 million to RMB10 million, and its controlling shareholders, actual controllers, the persons directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notification to the Administrative Arrangement of the Overseas Issuance and Listing of Securities by Domestic Companies, the CSRC expressed that the record-filing requirement would not be imposed on the existing public companies, like us, until they refinance their securities in an overseas market based on its onshore equities, assets or similar interests. As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection from the CSRC. However, if we refinance our securities in an overseas market, we cannot assure you that we could complete such filing or meet other requirements pursuant to applicable laws in a timely manner or at all. Under such circumstance, we, our personnel directly in charge, and other personnel with direct responsibility may be warned, fined or subject to other disciplinary measures as set forth in the Trial Measures. Furthermore, given that the Trial Measures were recently promulgated, there remains substantial uncertainties as to their interpretation, application and enforcement and how they will affect our future financing. The Trial Measure also sets forth certain regulatory red lines for overseas offerings and listings by domestic enterprises: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, (iv) if the domestic company is currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations and no decision has been made; (v) if there are material ownership disputes over the stocks controlled by the controlling shareholder, or by the shareholders controlled by the controlling shareholder or actual controller.

On February 24, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection, and National Archives Administration of China published the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Administration Provisions. The Confidentiality and Archives Administration Provisions, among others, provides that: (i) a domestic company that seeks to offer and list its securities in an overseas market, either via direct offering or indirect offering, and the securities companies and securities service providers that undertake relevant securities business, shall strictly abide by applicable laws and regulations of the PRC, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They shall not divulge any state secret or harm national security and public interest; (ii) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. If there is ambiguity or dispute over the identification of a state secret, a request shall be submitted to the competent secrecy administrative department for determination; if there is ambiguity or dispute over the identification of a government work secret, a request shall be submitted to the competent government authority for determination; (iii) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly obey the relevant procedures stipulated by applicable national regulations; (iv) archives, including working papers, that have been produced in mainland China by securities companies and securities service providers for overseas securities offering and listing by domestic companies shall be retained in mainland China, and, without prior approval by competent authorities, must not be brought, mailed or otherwise transferred to outside mainland China, or transmitted to any institutions or individuals outside mainland China through any methods including via the use of information technologies. Where archives or copies of archives that have important conservation value to the nation and the society need to be transferred or transmitted to outside mainland China, relevant approval procedures stipulated by national regulations shall be followed; and (v) overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such domestic companies. Such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities, such domestic companies, securities companies and securities service providers shall report to the CSRC or other competent authorities. We may be subject to review the procedure of identifying and protecting state/government work secrets and archive administration and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in confidentiality of state/government work secrets and archive administration. As of the date of this annual report, it is still unclear as to what approvals and procedures might be required in practice.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and our principal consolidated variable interest entities and their principal subsidiaries.

Notes:

(1)

Beijing Paipairongxin currently has four shareholders: Jun Zhang, our co-founder and director, Tiezheng Li, our co-founder, vice chairman, president and chief executive officer, Honghui Hu, our co-founder and director, and Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 13.22%, 4.81%, 12.85%, and 69.12% of Beijing Paipairongxin’s equity interests, respectively.

(2)

Shanghai Zihe currently has four shareholders: Jun Zhang our co-founder and director, Tiezheng Li, our co-founder, vice chairman, president and chief executive officer, Honghui Hu, our co-founder and director, Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 25% of Shanghai Zihe’s equity interests, respectively.

(3)

Shanghai Ledao currently has two shareholders: Lizhong Chen, a family relative of Tiezheng Li, and Yejun Jiang, a family relative of Honghui Hu, each holding 50% of Shanghai Ledao’s equity interests, respectively.

(4)	The rest of the 20% equity interests are held by an independent third party.

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

We had entered into a series of contractual arrangements, through Beijing Prosper, with Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Shanghai PPDai (with respect to the amended and restated exclusive technology consulting and service agreement only) to enable us to direct the activities of operation of Beijing Paipairongxin and its subsidiaries. In June 2017, we, through Shanghai Guangjian and Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), entered into a new set of contractual arrangements with Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only) to replace the previous contractual arrangements and continue enabling us to direct the activities of operation of Beijing Paipairongxin and its subsidiaries, in particular Shanghai PPDai, through which we operate our online lending information intermediary business. Shanghai PPDai has made applications for value-added telecommunication business license with the relevant local telecommunication regulatory authority, but due to the lack of detailed implementation rules, the local authority has tentatively put its applications on hold. Shanghai PPDai intends to apply for a value-added telecommunication business license again once it becomes feasible under PRC laws and regulations. In March 2018, we restated the contractual arrangements with Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Shanghai PPDai.

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

The contractual arrangements with Beijing Paipairongxin, Shanghai Zihe, and Shanghai Ledao allow us to:

•	enable us to direct the activities of operation of Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao and their respective subsidiaries;

•	receive substantially all of the economic benefits of Beijing Paipairongxin, Shanghai Zihe, Shanghai Ledao, and their respective subsidiaries; and

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

Agreements that enable us to direct the activities of operation of Beijing Paipairongxin

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

Restated Business Operation. Agreement Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, the shareholders of Beijing Paipairongxin and Beijing Prosper entered into a restated business operation agreement in March 2018. Pursuant to this restated agreement, Beijing Paipairongxin and its shareholders agree that to the extent permitted by law, they will accept and unconditionally execute instructions from Shanghai Guangjian and Shanghai Shanghu on business operations, such as appointment of directors and executive officers. Beijing Paipairongxin and its shareholders further agree that, without prior written consent of Shanghai Guangjian and Shanghai Shanghu, Beijing Paipairongxin will not take any action that may have material adverse effects on its assets, businesses, human resources, rights, obligations, or business operations. The shareholders of Beijing Paipairongxin agree to transfer any dividends or other similar income or interests they receive as the shareholders of Beijing Paipairongxin, if any, immediately and unconditionally to Shanghai Guangjian and Shanghai Shanghu. This restated agreement also requires each of Beijing Paipairongxin’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Guangjian or any person(s) designated by Shanghai Guangjian to execute shareholders’ rights on behalf of such shareholder. Unless Shanghai Guangjian and Shanghai Shanghu terminate this agreement in advance, this restated agreement will remain effective until Beijing Paipairongxin is dissolved pursuant to PRC law.

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

Agreement that allows us to receive economic benefits from Beijing Paipairongxin and Shanghai PPDai

Restated Exclusive Technology Consulting and Service Agreement. Shanghai Guangjian and Shanghai Shanghu, Beijing Paipairongxin, Shanghai PPDai and Beijing Prosper entered into a restated exclusive technology consulting and service agreement in March 2018. Pursuant to this agreement, Shanghai Guangjian, Shanghai Shanghu or their designated party has the exclusive right to provide Beijing Paipairongxin and Shanghai PPDai with technical support, consulting services and other services. Without prior written consent from Shanghai Guangjian and Shanghai Shanghu, Beijing Paipairongxin and Shanghai PPDai shall not accept any technical support and services covered by this agreement from any third party. The service fees that Beijing Paipairongxin and Shanghai PPDai are going to pay to Shanghai Guangjian and Shanghai Shanghu shall be determined on a case-by-case basis based on the level of difficulty and complexity, time spend by Shanghai Guangjian and Shanghai Shanghu and their employees in providing the services, the specific scope and commercial value of the services, the revenue generated by Beijing Paipairongxin and Shanghai PPDai resulting from such services, and other relevant factors. Shanghai Guangjian and Shanghai Shanghu own the intellectual property rights arising out of the provisions of services under this agreement. Unless Shanghai Guangjian and Shanghai Shanghu terminate this restated agreement in advance, this restated agreement will remain effective until Beijing Paipairongxin and Shanghai PPDai are dissolved in accordance with PRC law. Although this restated agreement can be terminated by mutual agreement among Shanghai Guangjian and Shanghai Shanghu, Beijing Paipairongxin, Shanghai PPDai and Beijing Prosper, Beijing Paipairongxin and Shanghai PPDai have no right to unilaterally terminate this restated agreement.

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

Agreements that enable us to direct the activities of operation of Shanghai Zihe

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

Agreements that enable us to direct the activities of operation of Shanghai Ledao

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

D. Property, Plants and Equipment

Our corporate headquarters is located in Shanghai, where we lease office space with an area of approximately 17,253 square meters as of the date of this annual report. For our customer services and loan collection services, we lease an area of approximately 3,929 square meters in Changsha, approximately 6,715 square meters in Hefei, and approximately 1,332 square meters in Zhengzhou. We also lease office space in Beijing, Hainan, Indonesia, Singapore and Philippines. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from one year to six years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A. Operating Results

Overview

We are a leading fintech platform with strong brand recognition in China and the overseas markets. Launched in 2007, we have been a pioneer in China’s online consumer finance industry. In 2018, we began our business operations in overseas markets, and currently we are serving borrowers in Indonesia and the Philippines. We strategically focus on serving borrowers of the young generation that is typically more receptive to internet financial services and whose borrowing needs are unserved or underserved by traditional financial institutions. This segment of borrowers is poised to become the major driving force of the consumer finance market. Our borrowers are primarily acquired online and stretch across a large number of cities and counties in the markets where we operate.

We have built an extensive database that contains first hand through-the-cycle credit data as well as data from various third-party sources. We have established systematic risk management procedures which have proven to be effective in various macro-economic environments. Our proprietary and big-databased credit scoring model, the Magic Mirror Model, has been continually testing and refining its credit decision-making rules as we continue to study the increasing amount of data accumulated through our loan facilitation. We have also made progress in optimizing operational efficiency as we apply big-data analytics and machine learning capabilities to other aspects of our business operations, such as sales and marketing activities and loan collection.

Since 2020, all new loans facilitated on our platform in China have been funded by institutional funding partners. Our platform appeals to institutional funding partners by offering a wide spectrum of loan products. We provide our institutional funding partners with an opportunity to locate high quality borrowers and achieve attractive returns. Institutional funding partners may provide loans to borrowers that we introduce to them, relying on the preliminary credit assessment services as well as other services we provide to them. We offer attractive risk-adjusted returns supported by a set of risk management procedures and implement protection mechanisms to control and mitigate risk exposure.

As of December 31, 2022, we had over 143.9 million registered users in China and had cumulatively cooperated with 75 institutional funding partners in China. The number of cumulative registered users in China increased from 116.1 million as of December 31, 2020 to 131.2 million as of December 31, 2021 and further to 143.9 million as of December 31, 2022. Our loan origination volume in China increased from RMB64.1 billion in 2020 to RMB133.6 billion in 2021 and further to RMB171.1 billion (US$24.8 billion) in 2022. We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platform. In 2020, 2021 and 2022, the average principal amount of loans originated on our platform in China was RMB3,983, RMB4,982 and RMB7,249 (US$1,051), respectively, with an average term of 8.3 months, 8.4 months and 8.7 months, respectively. Borrowers come to our platform for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2020, 2021 and 2022, 88.2%, 80.0% and 86.8% of the total loan origination volume on our platform in China was generated from repeat borrowers who had at least one drawdown before.

While our business primarily focuses on the PRC market, we have also been expanding our business in the overseas markets, including the Philippines and Indonesia. In December 2018 and June 2019, we established two subsidiaries in the Philippines, and one of them is authorized to operate as a lending company and the other is authorized to operate as a financing company. In December 2019, we established a subsidiary in Indonesia, which has received a license for Technology and Information Based Financial Lending Institution (peer-to-peer lending license) from the Financial Services Authority of Indonesia. We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platforms. Borrowers come to our platform for convenient, simple and fast loan transaction process.

The number of cumulative registered users in the overseas markets increased from 4.0 million as of December 31, 2020 to 9.0 million as of December 31, 2021 and further to 15.5 million as of December 31, 2022. Our loan origination volume in the overseas markets increased from RMB1.0 billion as of December 31, 2020 to RMB3.7 billion as of December 31, 2021 and further to RMB4.3 billion (US$0.6 billion) as of December 31, 2022. Our outstanding loan balance in the overseas markets increased from RMB187 million as of December 31, 2020 to RMB330.0 million as of December 31, 2021 and further to RMB800.4 million (US$116.0 million) as of December 31, 2022. In 2020, 2021 and 2022, revenue generated from the overseas markets were RMB269.9 million, RMB826.4 million and RMB1,149.7 million (US$166.7 million), representing 3.6%, 8.7% and 10.3% of net revenues for the respective years.

We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Our operating revenues grew from RMB7.6 billion in 2020 to RMB9.5 billion in 2021, and further to RMB11.1 billion (US$1.6 billion) in 2022. A substantial portion of our operating revenues for these periods were attributable to fees collected from institutional funding partners. Our net profit was RMB2.0 billion in 2020, RMB2.5 billion in 2021 and RMB2.3 billion (US$330.8 million) in 2022. Our total assets as of December 31, 2020, 2021 and 2022 were RMB14.9 billion, RMB18.1 billion and RMB21.4 billion (US$3.1 billion), respectively.

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

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services. For example, as COVID-19 has negatively affected the broader Chinese economy and the global economy, China may continue to experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as people in general may be less inclined to borrow. Borrowers may also have less propensity or ability to repay their loans as a result of the economic problems caused by COVID-19, which may then impact credit quality. The operations of some of our business partners and service providers have also be constrained and impacted, which may have a negative impact on our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We face risks related to COVID-19 outbreaks, other health epidemics and outbreaks and natural disasters, which could significantly disrupt our operations” for more information.

Specific Factors Affecting Our Results of Operations

While our business is exposed to general factors affecting the online consumer finance industry in China, we believe our results of operations are more directly affected by company specific factors, including the following major factors.

Ability to Maintain and Expand Our Borrower Base in a Cost-effective Manner

Our revenues are dependent on our ability to acquire new borrowers and retain and increase engagement of existing borrowers. In 2020, 2021 and 2022, we served approximately 3.5 million, 5.6 million and 4.7 million borrowers, respectively. We use various means, including mobile app stores, search engine marketing, online advertising and online partnerships, to attract new borrowers. We also establish an offline direct sales team to acquire new borrowers across different cities in China. We are continuously seeking to improve and optimize user experience to achieve a high level of borrower satisfaction, which helps to attract and retain borrowers. We will also continue to develop new loan products to enhance engagement of our borrowers.

Our results of operations and ability to sustain and increase loan origination volume will depend, in part, on the effectiveness of our sales and marketing efforts. Our sales and marketing expenses were 6.4%, 16.7% and 15.1% of our total operating revenues in 2020, 2021 and 2022, respectively. The significant increase in our sales and marketing expenses as a percentage of our total operating revenues in 2021 was attributable to the increase in revenue contribution by new borrowers and the increase in online customer acquisition expenses. The decrease in our sales and marketing expenses as a percentage of our total operating revenues in 2022 was attributable to the increase in the revenue generated from the repeat borrowers. We intend to continuously dedicate significant resources to borrower acquisition and improve the effectiveness of these efforts.

Ability to Maintain and Expand Our Cooperation with Institutional Funding Partners

Our revenues are also dependent on the maintenance and growth of our cooperation with institutional funding partner. As of December 31, 2022, we had cumulatively cooperated with 75 institutional funding partners in China. Going forward, we will continue to retain existing institutional funding partners and attract new institutional funding partners by offering attractive returns and providing enhanced tools to meet their needs.

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

For our institutional funding partners, we provide our institutional funding partners with quality assurance commitments either through our own financing guarantee subsidiary or through third-party financing guarantee companies for a substantial majority of the loans funded by our institutional funding partners. See “Item 4. Information on the Company—B. Business Overview—Quality Assurance Commitments for Our Institutional Funding Partners.” As a result, we are subject to credit risk for such loans. Our ability to accurately estimate loan delinquency rates and our ability to collect delinquent loans have an impact on the amount we need to pay to third-party financing guarantee companies and our own financial condition, which have an impact on our consolidated statements of comprehensive income/(loss). See “—E. Critical Accounting Estimates—Allowance for Credit Losses,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.”

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

Loan Performance Data

Delinquency Rate by Balance

We define delinquency rate as the balance of the outstanding principal for loans that were 15 to 29, 30 to 59, 60 to 89, 90 to 119, 120 to 149 and 150 to 179 calendar days past due as a percentage of the total outstanding balance of principal for the loans on our platform as of a specific date. Loans that are delinquent for 180 days or more are typically considered charged-off and are not included in the delinquency rate calculation. The following table provides the delinquency rates for all outstanding loans on our platform as of the respective dates indicated. Since the origination amount of our standard loan products accounted for the vast majority of the total amount of loans facilitated through our platform for the periods presented, the delinquency information below mainly reflects the performance of our standard loan products. The delinquency rates in late 2021 and 2022 were relatively lower than previous delinquency rates primarily due to our acquisition of better quality borrowers and the improved credit assessment models.

	Delinquent for
	15-29 days	30-59 days	60-89 days	90-119 days	120-149 days	150-179 days
March 31, 2020	1.34%	3.03%	2.33%	2.44%	2.64%	2.17%
June 30, 2020	0.71%	1.36%	1.70%	2.00%	2.75%	2.38%
September 30, 2020	0.46%	0.72%	0.74%	0.90%	1.07%	1.43%
December 31, 2020	0.35%	0.55%	0.48%	0.52%	0.49%	0.55%
March 31, 2021	0.29%	0.52%	0.43%	0.39%	0.38%	0.36%
June 30, 2021	0.30%	0.45%	0.39%	0.32%	0.36%	0.33%
September 30, 2021	0.34%	0.51%	0.43%	0.39%	0.33%	0.32%
December 31, 2021	0.39%	0.67%	0.55%	0.49%	0.41%	0.36%
March 31, 2022	0.35%	0.64%	0.57%	0.58%	0.57%	0.49%
June 30, 2022	0.31%	0.55%	0.58%	0.53%	0.55%	0.52%
September 30, 2022	0.32%	0.53%	0.49%	0.47%	0.46%	0.51%
December 31, 2022	0.36%	0.63%	0.53%	0.51%	0.46%	0.44%

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

Notes:

(1)

Our vintage delinquency rate for loans facilitated during 2020 was 2.53%, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(2)

Our vintage delinquency rate for loans facilitated during 2021 was 2.34%, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3)

As of December 31, 2022, our vintage delinquency rate for loans facilitated during the first three quarters was 1.32%, calculated as the volume weighted average of the quarterly vintage delinquency rates as of December 31, 2022. As loans facilitated during 2020 continue to age, the delinquency rate for the 2022 vintage, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage, may be different from the vintage delinquency rate of 1.32% as of December 31, 2022.

	Month on Book
Vintage	2nd	3rd	4th	5th	6th	7th	8th	9th	10th	11th	12th
2020Q1	0.81	1.73	2.46	2.97	3.35	3.59	3.71	3.78	3.82	3.82	3.80
2020Q2	0.44	0.92	1.34	1.65	1.90	2.08	2.21	2.30	2.36	2.38	2.38
2020Q3	0.41	0.81	1.16	1.47	1.72	1.89	2.01	2.10	2.16	2.20	2.21
2020Q4	0.36	0.70	1.01	1.28	1.50	1.68	1.82	1.93	2.02	2.08	2.11
2021Q1	0.27	0.55	0.84	1.10	1.34	1.56	1.74	1.91	2.04	2.12	2.16
2021Q2	0.29	0.57	0.87	1.17	1.46	1.73	1.94	2.10	2.21	2.29	2.33
2021Q3	0.29	0.63	1.01	1.35	1.65	1.90	2.10	2.25	2.36	2.42	2.44
2021Q4	0.28	0.64	0.98	1.30	1.60	1.84	2.01	2.15	2.26	2.34	2.38
2022Q1	0.25	0.57	0.90	1.18	1.44	1.69	1.90	2.07	—	—	—
2022Q2	0.22	0.50	0.82	1.14	1.44	—	—	—	—	—	—
2022Q3	0.25	0.55	—	—	—	—	—	—	—	—	—

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

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$(1)%

	(in thousands, except for percentages)
Operating revenues:
Loan facilitation service fees	1,908,851	25.2	3,794,182	40.1	4,430,778	642,402	39.8
Post-facilitation service fees	672,981	8.9	1,309,565	13.8	1,929,913	279,811	17.3
Guarantee income	3,386,032	44.8	2,593,512	27.4	3,064,440	444,302	27.5
Net interest income	1,113,337	14.7	1,216,170	12.8	1,174,204	170,244	10.5
Other revenue	481,886	6.4	556,699	5.9	534,868	77,549	4.9
Net revenues	7,563,087	100.0	9,470,128	100.0	11,134,203	1,614,308	100.0

Operating expenses:
Origination, servicing expenses and other cost of revenue	(1,315,496)	(17.4)	(1,834,453)	(19.4)	(2,038,587)	(295,566)	(18.3)
Origination, servicing expenses and other cost of revenue-related party	(10,104)	(0.1)	(7,503)	(0.1)	(37)	(5)	(0.0)
Sales and marketing expenses	(482,859)	(6.4)	(1,584,233)	(16.7)	(1,685,022)	(244,305)	(15.1)
General and administrative expenses	(461,116)	(6.1)	(518,245)	(5.5)	(401,731)	(58,246)	(3.6)
Research and development expenses	(370,175)	(4.9)	(434,850)	(4.6)	(491,484)	(71,258)	(4.4)
Credit losses for quality assurance commitment	(2,007,968)	(26.5)	(1,963,609)	(20.7)	(3,195,220)	(463,263)	(28.7)
Provision for loans receivable	(463,175)	(6.1)	(374,243)	(4.0)	(415,902)	(60,300)	(3.7)
Provision for accounts receivable and other receivables	(144,661)	(1.9)	(139,226)	(1.5)	(390,882)	(56,673)	(3.6)

Total operating expenses	(5,255,554)	(69.5)	(6,856,362)	(72.4)	(8,618,865)	(1,249,616)	(77.4)

Other income	116,469	1.5	122,368	1.3	220,693	31,997	2.0

Profit before income tax expenses	2,424,002	32.1	2,736,134	29.0	2,736,031	396,689	24.6

Income tax expenses	(455,421)	(6.0)	(240,818)	(2.5)	(454,775)	(65,936)	(4.1)

Net profit	1,968,581	26.0	2,495,316	26.3	2,281,256	330,753	20.5

Note:

(1)

Translations from RMB into US$ for year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00 = RMB6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S Federal Reserve Board on December 30, 2022. No representation is made that the RMB amount could have been, or could be, converted, realized or settled into US$ at the rate on December 30, 2022, or at any other rate.

Revenues

Our operating revenues include loan facilitation service fees, post-facilitation service fees, net interest income and other revenues. We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans.

Typically, we provided quality assurance service, loan facilitation services and post-facilitation services to the borrowers and institutional funding partners. The quality assurance service is within the scope of ASC Topic 460 Guarantees and recorded at fair value at the inception of the loans. For loan facilitation services and post-facilitation services we provide, we charged one combined transaction service fee for its delivery of loan facilitation services and post-facilitation services, each of which are distinct performance obligations. We estimate the total consideration to be received over the life of the underlying loan by modeling early termination scenarios. The average rate of transaction service fees was 4.3% in 2020, 4.2% in 2021 and 3.7% in 2022.

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

2022 Compared to 2021. Loan facilitation service fees increased by 16.8% to RMB4,430.8 million (US$642.4 million) in 2022 from RMB3,794.2 million in 2021, primarily due to the increase in loan origination volume, partially offset by the decrease in the average rate of transaction service fees. The loan origination volume increased from approximately RMB137.4 billion in 2021 to RMB175.4 billion (US$25.4 billion) in 2022. The increase in the loan origination volume was primarily driven by the increase in loan origination volume generated from the repeat borrowers. The loan origination volume generated from repeat borrowers, who had at least one drawdown before, as a percentage of the total loan origination volume facilitated on our platform in China increased from 80.0% in 2021 to 86.8% in 2022.

2021 Compared to 2020. Loan facilitation service fees increased by 98.8% to RMB3,794.2 million in 2021 from RMB1,908.9 million in 2020, primarily due to the increase in loan origination volume, partially offset by the decrease in the average rate of transaction service fees. The loan origination volume increased from approximately RMB65.1 billion in 2020 to RMB137.4 billion in 2021. The increase in the loan origination volume in China was primarily driven by the increased loan origination volume generated from new borrowers. The loan origination volume generated from repeat borrowers, who had at least one drawdown before, as a percentage of the total loan origination volume facilitated on our platform in China decreased from 88.2% in 2020 to 80.0% in 2021.

Post-facilitation service fees

Post-facilitation service fees are the portion of transaction service fees collected in relation to services we provide after loan origination, such as repayment facilitation and loan collection.

2022 Compared to 2021. Post-facilitation service fees increased by 47.4% to RMB1,929.9 million (US$279.8 million) in 2022 from RMB1,309.6 million in 2021, primarily due to primarily due to the increase in the outstanding loans facilitated by the company and the rolling impact of deferred transaction fees.

2021 Compared to 2020. Post-facilitation service fees increased by 94.6% to RMB1,309.6 million in 2021 from RMB673.0 million in 2020, primarily due to the increase in outstanding loans served by the company and the rolling impact of deferred transaction fees.

Guarantee income

Liabilities of quality assurance commitment are released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

2022 Compared to 2021. Our guarantee income increased by 18.2% to RMB3,064.4 million (US$444.3 million) in 2022 from RMB2,593.5 million in 2021, primarily due to the increased outstanding loan balance of the off-balance sheet loans, partially offset by the improvement of asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As we transitioned our business towards the better quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to the better asset quality.

2021 Compared to 2020. Our guarantee income decreased by 23.4% to RMB2,593.5 million in 2021 from RMB3,386.0 million in 2020. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. Along with our strategical transition of our business towards better quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to the better asset quality, which resulted in the decrease in our guarantee income.

Other revenue

Other revenue mainly includes customer referral fees and revenue generated from new businesses.

2022 Compared to 2021. Other revenue decreased by 3.9% to RMB534.9 million (US$77.5 million) in 2022 from RMB556.7 million in 2021, primarily due to the decrease in the customer referral fees from other third-party platforms.

2021 Compared to 2020. Other revenue increased by 15.5% to RMB556.7 million in 2021 from RMB481.9 million in 2020, primarily due to the increase in revenue generated from new businesses, partially offset by the decrease in customer referral fees from other third-party platforms.

Net interest income

The following table sets forth the composition of the interest income recorded in the consolidated statement of comprehensive income related to the loans originated by the Group for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022

	(RMB in thousands)
Interest income from loans originated through micro-lending company (1)	40,730	79,029	58,114
Interest income from loans originated in the overseas markets (1)	44,319	803,910	691,156
Interest income from loans originated under the trust arrangements(2)	1,256,608	407,077	571,240

Total interest income	1,341,657	1,290,016	1,320,510

Notes:

(1)	Typically, for loans originated through micro-lending company and in the overseas markets, these loans are funded by the Company itself with no interest bearing liabilities.
(2)	The interest income from loans originated under the overseas trust arrangements was nil, RMB22,381 and RMB22,576 for the year ended December 31, 2020, 2021, and 2022, respectively.

The following table sets forth the average balances and interest rates of the interest-earning asset and interest-bearing liability under the trust arrangements for the periods presented:

	Average balance	Interest income/ expense	Yield/ rate	Average balance	Interest income/ expense	Yield/ rate	Average balance	Interest income/ expense	Yield/ rate

	2020			2021			2022
	(RMB in thousands)
Interest-earning Assets
Loans receivable from consolidated trusts(1)	3,891,493	1,256,608	32.3%	1,306,889	407,077	31.1%	2,047,322	571,240	27.9%
Interest-bearing liabilities
Funds payable to investors of consolidated trusts(1)	2,459,700	228,320	9.3%	1,073,133	73,846	6.9%	2,057,290	146,306	7.1%
The net yield on interest-earning assets			26.4%			25.5%			20.8%

Note:

(1)

The average balance of loans receivable from the overseas consolidated trusts was nil, RMB50,888, RMB63,071 for the year ended December 31, 2020, 2021, and 2022, respectively. The average funds payable to investors of the overseas consolidated trusts was nil, RMB 83,525 and RMB56,152 for the year ended December 31, 2020, 2021, and 2022, respectively.

In 2022, we recorded RMB1,320.5 million (US$191.5 million) interest income and RMB146.3 million (US$21.2 million) interest expenses, compared to RMB1,290.0 million interest income and RMB73.8 million interest expenses in 2021. In 2021, we recorded RMB1,290.0 million interest income and RMB73.8 million interest expenses, compared to RMB1,341.7 million interest income and RMB228.3 million interest expenses in 2020.

Our interest income and interest expenses in 2021 and 2022 were related to loans originated in the overseas markets and the trusts we set up in collaboration with trust management companies. In order to provide more flexibilities and access a broader range of investors, we have collaborated with third-party trust management companies to set up numerous trusts. Those trusts are administered by third-party trust management companies. We are considered the primary beneficiary of those trusts and therefore consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP.

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

2022 Compared to 2021. Our origination, servicing expenses and other cost of revenue increased by 11.1% to RMB2,038.6 million (US$295.6 million) in 2022 from RMB1,834.5 million in 2021, primarily due the increase in expenditures for employee benefits. Origination, servicing expenses and other cost of revenue for the period included share-based compensation of RMB26.7 million (US$3.9 million).

2021 Compared to 2020. Our origination, servicing expenses and other cost of revenue increased by 39.4% to RMB1,834.5 million in 2021 from RMB1,315.5 million in 2020, primarily due to the increase in expenditures for employee benefits and fees paid to third party service providers. Origination, servicing expenses and other cost of revenue for the period included share-based compensation of RMB13.5 million.

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

2022 Compared to 2021. Our origination, servicing expenses and other cost of revenue-related party decreased by 99.5% to RMB37 thousand (US$5.0 thousand) in 2022 from RMB7.5 million in 2021, primarily due to the decreased data collection service from the related party.

2021 Compared to 2020. Our origination, servicing expenses and other cost of revenue-related party decreased by 25.7% to RMB7.5 million in 2021 from RMB10.1 million in 2020, primarily due to the decreased data collection service from the related party.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses.

2022 Compared to 2021. Our sales and marketing expenses increased by 6.4% to RMB1,685.0 million (US$244.3 million) in 2022 from RMB1,584.2 million in 2021, primarily due to the increase in online customer acquisition expenses from RMB1,377.8 million in 2021 to RMB1,605.5 million (US$232.8 million) in 2022. Our online customer acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in expenses associated with online customer acquisition was primarily due to our proactive customer acquisition efforts focusing on higher-quality borrowers in both China and the overseas markets. Our sales and marketing expenses as a percentage of our total operating revenues decreased from 16.7% to 15.1% during the same period, primarily attributable to the increase in the revenue generated from the repeat borrowers. Sales and marketing expenses for the period included share-based compensation of RMB1.6 million (US$0.2 million).

2021 Compared to 2020. Our sales and marketing expenses increased by 228.1% to RMB1,584.2 million in 2021 from RMB482.9 million in 2020, primarily due to the increase in online customer acquisition expenses from RMB429.7 million in 2020 to RMB1,377.8 million in 2021. Our online customer acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in expenses associated with online customer acquisition was primarily due to the increase in the number of new registered users on our platform. Our sales and marketing expenses as a percentage of our total operating revenues increased from 6.4% to 16.7% during the same period, primarily attributable to the increase in revenue contribution by new borrowers.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses.

2022 Compared to 2021. Our general and administrative expenses decreased by 22.5% to RMB401.7 million (US$58.2 million) in 2022 from RMB518.2 million in 2021, primarily due to the improved operation efficiency. General and administrative expenses in 2022 included share-based compensation of RMB34.2 million (US$5.0 million). Our general and administrative expenses as a percentage of our total operating revenues decreased from 5.5% to 3.6% during the same period, primarily because of the improved operation efficiency.

2021 Compared to 2020. Our general and administrative expenses increased by 12.4% to RMB518.2 million in 2021 from RMB461.1 million in 2020, primarily due to the increase in expenditures for employee benefits. General and administrative expenses for the period included share-based compensation of RMB41.3 million. Our general and administrative expenses as a percentage of our total operating revenues decreased from 6.1% to 5.5% during the same period, primarily because of the rapid growth in total operating revenues in 2021.

Research and development expenses

2022 Compared to 2021. Research and development expenses increased by 13.0% to RMB491.5 million (US$71.3 million) in 2022 from RMB434.9 million in 2021 as we continued investing in our technology capabilities in 2022. Our research and development expenses in 2022 included the share-based compensation expenses of RMB26.5 million (US$3.8 million). Our research and development expenses as a percentage of our total operating revenues decreased from 4.6% to 4.4%.

2021 Compared to 2020. Research and development expenses increased by 17.5% to RMB434.9 million in 2021 from RMB370.2 million in 2020 as we continued to invest in our technology capabilities in 2021. Our research and development expenses in 2021 included the share-based compensation expenses of RMB40.4 million. Our research and development expenses as a percentage of our total operating revenues decreased from 4.9% to 4.6%.

Credit losses for quality assurance commitment

Credit losses for quality assurance commitment was accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460.

Credit losses for quality assurance commitment increased by 62.7% to RMB3,195.2 million (US$463.3 million) in 2022 from RMB1,963.6 million in 2021, primarily due to the increases in the loan origination volume and the outstanding loan balance.

Credit losses for quality assurance commitment decreased by 2.2% to RMB1,963.6 million in 2021 from RMB2,008.0 million in 2020, primarily due to the improved asset quality, partially offset by the increase in outstanding loan balance.

Provision for loans receivable

2022 Compared to 2021. Our provision for loans receivables increased by 11.1% to RMB415.9 million (US$60.3 million) in 2022 from RMB374.2 million in 2021, primarily due to the increase in the loan origination volume and the outstanding loan balance of on-balance sheet loans.

2021 Compared to 2020. Our provision for loans receivables decreased by 19.2% to RMB374.2 million in 2021 from RMB463.2 million in 2020, primarily due to the improved delinquency rates, partially offset by the increase in loan origination volume.

Provision for Accounts Receivable and Other Receivables

2022 Compared to 2021. Our provision for accounts receivables and other receivables increased by 180.8% to RMB390.9 million (US$56.7 million) in 2022 from RMB139.2 million in 2021, primarily due to the increase in the loan origination volume and the outstanding loan balance of off-balance sheet loans.

2021 Compared to 2020. Our provision for accounts receivables and other receivables decreased by 3.8% to RMB139.2 million in 2021 from RMB144.7 million in 2020, primarily due to the improvement in delinquency rates and partially offset by the increase in outstanding loan balance.

Other Income

2022 Compared to 2021. We recorded other income of RMB220.7 million (US$32.0 million) in 2022, compared to RMB122.4 million in 2021. We recorded other income in 2022, primarily due to other income of RMB224.8 million (US$32.6 million) from government subsidies and investment income from financial assets held for trading.

2021 Compared to 2020. We recorded other income of RMB122.4 million in 2021, compared to other income of RMB116.5 million in 2020. We recorded other income in 2021 primarily due to the interest income from short-term investments and the government subsidies.

Income Tax Expenses

2022 Compared to 2021. Our income tax expenses increased to RMB454.8 million (US$65.9 million) in 2022 from RMB240.8 million in 2021, primarily due to the tax credit derived from the change in preferential tax rate for certain qualified subsidiaries in the same period of 2021.

2021 Compared to 2020. Our income tax expenses decreased to RMB240.8 million in 2021 from RMB455.4 million in 2020, primarily due to change in preferential tax rate for certain qualified subsidiaries, partially offset by the increase in pre-tax profit.

Net Profit

As a result of the foregoing, our net profit was RMB2.0 billion in 2020, RMB2.5 billion in 2021 and RMB2.3 billion (US$330.8 million) in 2022.

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

China

Generally, our PRC subsidiaries, consolidated variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by relevant governmental authorities every three years. Besides, a company qualified as a “software enterprise” is entitled to an exemption of income tax for the first two fiscal years and a favorable tax rate of 12.5% from the third to the fifth year. Such qualification is reassessed by relevant governmental authorities annually. In 2022, one of our PRC subsidiaries qualified as a “high and new technology enterprise” and is entitled to a preferential income tax rate of 15%. In 2022, one of our PRC subsidiaries was recognized as a “software enterprise” and is entitled to a preferential income tax rate of 12.5% for 2022.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2020, 2021 and 2022. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The following selected consolidated balance sheet as of December 31, 2020 are derived from our audited consolidated balance sheet as of December 31, 2020 not included in this annual report.

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Assets:
Cash and cash equivalents	2,632,174	4,418,127	3,636,380	527,226
Restricted cash	3,484,227	4,073,414	2,842,707	412,154
Short-term investments	1,970,958	1,204,901	3,427,020	496,871
Quality assurance receivable, net of credit loss allowance for quality assurance receivable	1,121,554	931,798	1,669,855	242,106
Investments	950,515	971,117	1,084,084	157,177
Account receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets	863,906	1,890,846	2,217,445	321,499
Total assets	14,882,185	18,138,551	21,382,911	3,100,230
Liabilities and shareholders’ equity
Liabilities:
Deferred guarantee income	1,259,396	1,089,503	1,805,164	261,724
Liability from quality assurance commitment	2,390,501	3,188,561	3,555,618	515,516
Funds payable to investors of consolidated trusts	1,661,841	1,795,640	1,845,210	267,530
Total liabilities	6,451,855	7,428,941	8,938,422	1,295,948

Total shareholders’ equity	8,430,330	10,709,610	12,444,489	1,804,282

Cash and Cash Equivalents

Our cash and cash equivalents increased by 67.9% from RMB2.6 billion as of December 31, 2020 to RMB4.4 billion as of December 31, 2021, primarily due to the maturity of some of the wealth management products we purchased previously.

Our cash and cash equivalents decreased by 17.7% from RMB4.4 billion as of December 31, 2021 to RMB3.6 billion (US$527.2 million) as of December 31, 2022, primarily due to the purchase of the wealth management products in 2022.

Restricted Cash

Restricted cash mainly included cash under the quality assurance commitment and in the quality assurance fund, cash in investor reserve funds, cash received from investors and borrowers that has yet to be disbursed, cash received via consolidated trust that has not been distributed, cash held as collateral for short-term borrowings and cash held in escrow accounts. The following table sets forth a breakdown of our restricted cash as of December 31, 2020, 2021 and 2022:

	As of December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	1,671,785	2,042,084	1,394,870	202,237
Cash received from investors and borrowers	103,453	81,150	78,766	11,420
Cash received via consolidated trust that has not yet been distributed	482,285	341,397	449,337	65,148
Escrow accounts	701,673	1,281,869	558,520	80,978
Cash received from borrower to be distributed to funding partners	225,031	326,914	361,214	52,371
Cash held in capital verification account	300,000	—	—	—

Total restricted cash	3,484,227	4,073,414	2,842,707	412,154

Restricted cash increased by 16.9% from RMB3.5 billion as of December 31, 2020 to RMB4.1 billion as of December 31, 2021, primarily due to (i) an increase of RMB580.2 million in escrow accounts due to increased guarantee amount for our financing guarantee, (ii) an increase of RMB370.3 million in quality assurance commitment and quality assurance fund due to the increase in loan origination volume, partially offset by the improved delinquency rates, and (iii) an increase of RMB101.9 million in cash received from borrower to be distributed to funding partners due to a settlement time lag, which was largely offset by (i) a decrease of RMB300.0 million in cash held in capital verification account due to no capital verification in progress at the end of 2021, and (ii) a decrease of RMB140.9 million in cash received via consolidated trust that has not yet been distributed due to the decrease in the outstanding loan balances of consolidated trusts, and (iii) a decrease of RMB22.3 million in cash received from investors and borrowers due to a settlement time lag.

Restricted cash decreased by 30.2% from RMB4.1 billion as of December 31, 2021 to RMB2.8 billion (US$412.2 million) as of December 31, 2022, primarily due to (i) a decrease of RMB723.3 million in escrow accounts due to decreased guarantee amount for our financing guarantee, and (ii) a decrease of RMB647.2 million in cash in quality assurance commitment and quality assurance fund due to the increase in short term investments in 2022, which was offset by (i) an increase of RMB107.9 million in cash received via consolidated trusts that has not yet been distributed due to the increase in the outstanding loan balances of consolidated trusts and (ii) an increase of RMB34.3 million in cash received from borrower to be distributed to funding partners due to a settlement time lag.

Short-term Investments

Short-term investments mainly consist of investments in time deposits placed with banks with original maturities between three months and one year and investments in short-term wealth management products.

Our short-term investments decreased by 38.9% from RMB1,971.0 million as of December 31, 2020 to RMB1,204.9 million as of December 31, 2021, primarily due to the maturity of some wealth management products we purchased previously.

Our short-term investments increased by 184.4% from RMB1,204.9 million as of December 31, 2021 to RMB3,427.0 million (US$496.9 million) as of December 31, 2022, primarily due to the purchase of wealth management products in 2022.

Quality Assurance Receivable

Quality assurance receivable decreased by 16.9% from RMB1.1 billion as of December 31, 2020 to RMB0.9 billion as of December 31, 2021, primarily due to the improved delinquency rates, partially offset by the increase in loan origination volume.

Quality assurance receivable increased by 79.2% from RMB0.9 billion as of December 31, 2021 to RMB1.7 billion (US$242.1 million) as of December 31, 2022, primarily due to the increases in the loan origination volume.

Accounts Receivable and Contract Assets and Related Provision

Accounts receivable and contract assets primarily consists of transaction service fees for facilitation and post facilitation services. Provision for credit loss allowance mainly consist of provision for accounts receivable and contract assets for loan facilitation and post facilitation services.

Accounts receivable and contract assets increased by 103.4% to RMB2.1 billion in 2021 from RMB1.1 billion in 2020, mainly due to the increase in loan origination volume in the fourth quarter of 2021. Provision for credit loss allowance increased from RMB188.7 million in 2020 to RMB250.7 million in 2021, mainly due to the increase in loan origination volume in 2021.

Accounts receivable and contract assets increased by 26.7% to RMB2.7 billion (US$393.5 million) in 2022 from RMB2.1 billion in 2021, mainly due to the increase in the loan origination volume. Provision for credit loss allowance increased from RMB250.7 million in 2021 to RMB496.9 million (US$72.0 million) in 2022, mainly due to the increase in the loan origination volume in 2022.

Deferred Guarantee Income

Deferred guarantee income was RMB1.1 billion as of December 31, 2021 compared to RMB1.3 billion as of December 31, 2020, primarily due to the improved delinquency rates.

Deferred guarantee income was RMB1.8 billion (US$261.7 million) as of December 31, 2022 compared to RMB1.1 billion as of December 31, 2021, primarily due to the increases in the loan origination volume.

Liability from Quality Assurance Commitment

Liability from quality assurance commitment was RMB3.2 billion as of December 31, 2021 compared to RMB2.4 billion as of December 31, 2020, primarily due to a 80.4% increase in the outstanding loan balance, partially offset by the improved delinquency rates.

Liability from quality assurance commitment was RMB3.6 billion (US$515.5 million) as of December 31, 2022 compared to RMB3.2 billion as of December 31, 2021, primarily due to a 33.8% increase in the outstanding loan balance, partially offset by the improved delinquency rates.

Funds Payable to Investors of Consolidated Trusts

Funds payable to investors of consolidated trusts increased by 8.1% to RMB1.8 billion in 2021 from RMB1.7 billion in 2020, mainly due to the increase in the loan origination volume of consolidated trusts.

Funds payable to investors of consolidated trusts remained stable at RMB1.8 billion (US$267.5 million) in 2022, which remained stable compared to RMB1.8 billion in 2021.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements on page F-40 for details on recent accounting pronouncements and our adoption of certain accounting rules.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities. As of December 31, 2020, 2021 and 2022, we had RMB2.6 billion, RMB4.4 billion and RMB3.6 billion (US$527.2 million), respectively, in cash and cash equivalents. In November 2017, we completed our initial public offering in which we issued and sold an aggregate of 17,000,000 ADSs, representing 85,000,000 class A ordinary shares, resulting in net proceeds to us of approximately US$205.0 million. Concurrently with our initial public offering, we sold 19,230,769 ordinary shares to Sun Hung Kai & Co. Limited in a private placement, resulting in net proceeds to us of approximately US$49.5 million. Our cash and cash equivalents primarily consist of cash on hand and short-term bank demand deposits. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

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

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	2,206,909	630,227	268,833	38,977
Net cash provided by/(used in) investing activities	1,041,496	1,994,845	(1,553,228)	(225,197)
Net cash used in financing activities	(3,091,279)	(239,800)	(795,856)	(115,388)
Net increase in cash, cash equivalents and restricted cash	105,656	2,375,140	(2,012,454)	(291,778)
Cash, cash equivalents and restricted cash at beginning of year	6,010,745	6,116,401	8,491,541	1,231,158
Cash, cash equivalents and restricted cash at end of year	6,116,401	8,491,541	6,479,087	939,380

Operating Activities

Net cash provided by operating activities was RMB268.8 million (US$39.0 million) in 2022, decreased from RMB630.2 million in 2021. The decrease was primarily attributable to the increase of security deposits requested by certain institutional funding partners due to the increase of loan origination volume. In 2022, the difference between our net cash provided by operating activities and our net profit of RMB2.3 billion (US$330.8 million) resulted mainly from a net gain from investment in loans of RMB1.2 billion (US$170.2 million), an increase in prepaid expenses and other assets of RMB1.2 billion (US$167.1 million), an increase in quality assurance receivable of RMB914.4 million (US$132.6 million), an increase in deferred guarantee income of RMB715.7 million (US$103.8 million), an increase in accounts receivable and contract assets of RMB717.5 million (US$104.0 million), and a provision for loans receivable of RMB415.9 million (US$60.3 million). The gain from investment in loans was primarily due to the interest income from loans originated in the overseas markets and the interest income from loans held by consolidated trusts. The increase in prepaid expenses and other assets was primarily due to increased amount of deposits required by institutional funding partners as a result of the increase in outstanding loan balance. The increase in quality assurance receivable was primarily due to the increases in the loan origination volume. The increase in the deferred guarantee income was primarily due to the increases in the loan origination volume. The increase in accounts receivable and contract assets was primarily due to the increase in the loan origination volume. The provision for loans receivable was primarily due to the recognition of the life time credit losses.

Net cash provided by operating activities was RMB630.2 million in 2021. In 2021, the difference between our net cash provided by operating activities and our net profit of RMB2.5 billion resulted mainly from a net gain from investment in loans of RMB1.2 billion, an increase in accounts receivable and contract assets of RMB1.2 billion, an increase in prepaid expenses and other assets of RMB875.3 million, an increase of liability from quality assurance commitment of RMB798.1 million and a provision for loans receivable of RMB374.2 million. The gain from investment in loans was primarily due to the interest income from loans held by consolidated trusts. The increase in accounts receivable was primarily due to the increase in loan origination volume in the fourth quarter of 2021. The increase in prepaid expenses and other assets was primarily due to increased amount of deposits required by institutional funding partners as a result of the increase in outstanding loan balance. The increase of liability from quality assurance commitment was primarily due to the increase in outstanding loan balance and partially offset by the improvement in delinquency rates. The provision for loans receivable was primarily due to the recognition of the life time credit losses.

Net cash provided by operating activities was RMB2.2 billion in 2020. In 2020, the difference between our net cash provided by operating activities and our net profit of RMB2.0 billion resulted mainly from a decrease in quality assurance receivable of RMB2.5 billion, a provision for loans receivable of RMB463.2 million, a decrease in prepaid expenses and other assets of RMB353.4 million, a net gain from investment in loans of RMB1.1 billion, and a decrease in payable to platform customers of RMB581.2 million. The decrease in quality assurance receivable was primarily due to the discontinuation of our investment programs in 2020. The provision for loans receivable was primarily due to the recognition of the life time credit losses. The decrease in prepaid expenses and other assets was primarily due to decreased amount of deposits required by institutional funding partners. The gain from investment in loans was primarily due to the interest income from loans held by consolidated trusts. The decrease in payable to platform customers was primarily due to a decrease in outstanding loans facilitated by individual investors on our platform as we ceased facilitating new loans with funding from individual investors in October 2019.

Investing Activities

Net cash used in investing activities was RMB1.6 billion (US$225.2 million) in 2022, which was mainly attributable to cash paid for purchase of short-term investments (mainly time deposits and wealth management products) in an amount of RMB17.1 billion (US$2.5 billion), and cash paid for investment in loans originated and held by us in an amount of RMB10.1 billion (US$1.5 billion), partially offset by proceeds from short-term investments in an amount of RMB15.0 billion (US$2.2 billion) from maturity of time deposits and wealth management products, and proceeds from investment in loans originated and held by us in an amount of RMB10.8 billion (US$1.6 billion).

Net cash provided by investing activities was RMB2.0 billion in 2021, which was mainly attributable to proceeds from short-term investments in an amount of RMB13.5 billion from maturity of wealth management products, and proceeds from investment in loans originated and held by us in an amount of RMB7.0 billion, partially offset by cash paid for purchase of short-term investments (mainly wealth management products) in an amount of RMB12.7 billion, and cash paid for investment in loans originated and held by us in an amount of RMB5.8 billion.

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

Financing Activities

Net cash used in financing activities was RMB795.9 million (US$115.4 million) in 2022, which was mainly attributable to cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.4 billion (US$208.2 million), dividends payout in amount of RMB372.5 million (US$54.0 million), and repurchase of our ADSs in an amount of RMB340.8 million (US$49.4 million), partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.3 billion (US$194.2 million).

Net cash used in financing activities was RMB239.8 million in 2021, which was mainly attributable to cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.6 billion, dividends payout in amount of RMB317.6 million, partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.6 billion.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.

We made capital expenditures of RMB11.0 million, RMB55.3 million and RMB52.8 million (US$7.7 million) in 2020, 2021 and 2022, respectively. In these periods, our capital expenditures were mainly used for purchases of property, equipment and software. Our capital expenditures for 2023 are expected to be approximately RMB45.8 million (US$6.6 million), primarily due to the optimization of server units and IT infrastructure.

Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. We made payment of RMB40.8 million (US$5.9 million) in 2022. Our non-cancelable payment for 2023 is expected to be approximately RMB44.1 million (US$6.4 million).

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

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Revenue Recognition

Nature of estimate: We operate an online consumer finance platform that matches borrowers with institutional funding partners. Typically, we provided quality assurance service, loan facilitation services and post-facilitation services to the borrowers and institutional funding partners. The quality assurance service is within the scope of ASC Topic 460 Guarantees and recorded at fair value at the inception of the loans. For loan facilitation services and post-facilitation services we provide, we charged one combined transaction service fee, each of which we have assessed and concluded that they were distinct performance obligations.

Assumptions: The combined transaction price was allocated to loan facilitation and post-facilitation services based on their standalone selling price. We did not have an observable standalone selling price for the loan facilitation or post-facilitation services because we did not provide such services on a standalone basis in similar circumstances to similar customers, and because there was no directly observable standalone selling price that was reasonably available for similar services in the market. As a result, we used an expected “cost plus margin” approach to estimate the standalone selling prices. As part of the expected “cost plus margin” model, we made certain assumptions including estimates of the cost of providing the services, plus a reasonable profit margin. When our estimates of the standalone selling prices for loan facilitation service increased/decreased by 1% while holding all other estimates constant, our loan facilitation service revenue would increase/decrease by approximately RMB87 million. Our estimate of the key assumptions related to revenue recognition did not change significantly throughout the periods presented.

Allowance for Credit Losses

We have the following types of financial assets and liabilities that are subject to credit losses of borrowers: accounts receivable and contract assets, quality assurance receivable, loans receivable and liability from quality assurance commitment.

Nature of estimate: Measurement of credit losses on financial instruments, which requires us to record the full amount of expected credit losses for the life of a financial asset at the time it is originated or acquired and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

Assumptions: The credit losses related to these financial assets and liabilities are estimated mainly based on historical default experience, known or inherit risks in the portfolio, current economic conditions, and macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The estimate of expected credit losses is sensitive to our assumptions in these factors. When change in one of our estimates or a combined effect of changes of multiple estimates, which results in a 1% increase/decrease in our default rate while holding all other estimates constant, there would be approximately RMB1,537 million pre-tax impact to our consolidated results of operations. Our estimate of the key assumptions related to credit losses did not change significantly throughout the periods presented.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaofeng Gu	44	Chairman of the Board and Chief Innovation Officer
Tiezheng Li	38	Vice Chairman of the Board, President and Chief Executive Officer
Jun Zhang	45	Director
Honghui Hu	45	Director
Simon Tak Leung Ho	49	Director
Jimmy Y. Lai	66	Independent Director
Bing Xiang	60	Independent Director
Jiayuan Xu	42	Chief Financial Officer
Yuxiang Wang	43	Chief Operating Officer and Chief Technology Officer

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

Mr. Tiezheng Li is one of our four co-founders and has been serving as our chief executive officer since March 2023, president since May 2020, vice chairman of the board since September 2018, and director since March 2015. Mr. Li also served as our chief strategy officer from July 2017 to April 2020, our chief operating officer from April 2015 to July 2017 and our chief risk officer from January 2011 to April 2015. Prior to founding our company, Mr. Li served as a risk manager at China Minsheng Banking Corporation Limited from 2006 to 2011. Mr. Li received his bachelor’s degree in civil engineering from Shanghai Jiaotong University in China and FMBA degree from China Europe International Business School in China.

Mr. Jun Zhang is one of our four co-founders and has been serving as our director since September 2011 and our adviser since March 2020. Mr. Zhang was our chairman of our board of directors from December 2016 to March 2020, co-chief executive officer from September 2018 to March 2020 and chief executive officer from January 2011 to September 2018. Mr. Zhang served as the operation manager at Wicresoft, a provider of “Internet +” transition service jointly founded by Microsoft Corporation and Shanghai Alliance Investment Limited, from October 2008 to July 2010. Prior to that, Mr. Zhang served as a technical lead of Microsoft Global Technical Engineering Center since 2001. Prior to that, Mr. Zhang worked at Shanghai Online E-Biz Co., Ltd. as a coder and programmer from 2000 to 2001. Mr. Zhang received his bachelor’s degree in communication science and engineering and master’s degree in industrial engineering from Shanghai Jiaotong University in China.

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

Mr. Simon Tak Leung Ho has been serving as our director since November 2020. Mr. Ho currently serves as the group chief financial officer of Maya Philippines. Mr. Ho served as our chief financial officer from September 2016 to November 2020. Prior to joining us, Mr. Ho served various positions at Citigroup Global Markets Asia Limited from 2008 to 2016 including managing director and head of Asian financials research. Mr. Ho received his bachelor’s degree in engineering from Northwestern University, Illinois. Mr. Ho is also a Chartered Financial Analyst.

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

Mr. Bing Xiang has been serving as our independent director since November 2017. Mr. Xiang currently serves as an independent director of multiple public companies listed on the Hong Kong Stock Exchange, including Sinolink Worldwide Holdings Limited and Longfor Properties Co. Ltd. Mr. Xiang is the founding dean of the Cheung Kong Graduate School of Business and has been a professor there since 2002. Prior to that, Mr. Xiang was a professor, a PhD adviser and the director of EMBA at Guanghua School of Management, Peking University, from 1999 to 2001. He has also taught at Chinese University of Hong Kong, China Europe International Business School, Hong Kong University of Science and Technology and the University of Calgary. Mr. Xiang received his bachelor’s degree in mechanical engineering from Xi’an Jiaotong University and a PhD degree in finance and accounting from the University of Alberta.

Mr. Jiayuan Xu has been serving as our chief financial officer since December 2020. Prior to serving as our chief financial officer, Mr. Xu served various positions at our company from June 2015 to November 2020, including our senior vice president for finance, head of financial institutions department and our financial controller. Prior to joining us, Mr. Xu served as the head of financial management department of Nanyang Commercial Bank (China) Co., Ltd. from 2008 to 2015. Mr. Xu was an audit manager at PricewaterhouseCoopers Zhong Tian LLP from 2003 to 2008. Mr. Xu received his bachelor’s degree in international trade and finance from Shanghai Jiaotong University in and FMBA degree from China Europe International Business School. Mr. Xu is also a member of Chinese Institute of Certified Public Accountants.

Mr. Yuxiang Wang has been serving as our chief operating officer since March 2023 and our chief technology officer since October 2019. Mr. Wang served as our chief product officer from June 2015 to March 2023. Prior to joining us, Mr. Wang served as the vice president of product at Opera Software ASA, a Norwegian software company, from 2013 to 2015. Mr. Wang worked at Baidu.com as a product head of Baidu mobile browser from 2012 to 2013. Mr. Wang served as the product director at TeleNav, a company providing location-based services including navigation, from 2009 to 2012. Prior to that, Mr. Wang served as a senior product manager at MiTAC Research (Shanghai) Ltd., an electronics company, from 2002 to 2009. Mr. Wang received his bachelor’s degree in communication engineering from Jiangsu University, his master’s degree in software engineering from Fudan University and his EMBA degree from China Europe International Business School.

B. Compensation

For the fiscal year ended December 31, 2022, we paid an aggregate of approximately RMB23.0 million (US$3.3 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2013 Plan

In June 2013, our board of directors approved our stock option plan, as amended, or the 2013 Plan, to provide incentives to employees, directors and consultants and promote the success of our business. The maximum number of ordinary shares that may be issued under the 2013 Plan is 221,917,800. As of the completion of our initial public offering, options to purchase 134,455,800 Class A ordinary shares had been granted and outstanding but no ordinary shares underlying those options are issued and outstanding due to the exercisability restriction before the initial public offering of our ordinary shares. As of March 31, 2023, options to purchase 127,415,885 Class A ordinary shares were granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 127,415,885 Class A ordinary shares underlying those options were issued.

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

2017 Plan

In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the 100-for-1 share split effected by us in October 2017. As of March 31, 2023, options to purchase 6,710,045 Class A ordinary shares had been granted (excluding those cancelled, forfeited or expired) under the 2017 Plan and 3,769,345 Class A ordinary shares underlying those options were issued and outstanding. As of March 31, 2023, 109,433,625 restricted share units had been granted (excluding those cancelled, forfeited or expired) and 57,312,525 Class A ordinary shares underlying these restricted share units were issued.

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

The following table summarizes, as of March 31, 2023, the options granted (excluding those cancelled, forfeited or expired) under the 2013 Plan and 2017 Plan to our directors, executive officers and other grantees.

Name	Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Shaofeng Gu	*	0.126	March 21, 2016	March 20, 2021
Tiezheng Li	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	1.400	February 1, 2018	January 31, 2024
	*	0.654	January 28, 2019	January 27, 2024
Jun Zhang	*	0.007	January 29, 2014	January 28, 2019
	*	0.030	April 1, 2015	March 31, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	1.400	February 1, 2018	January 31, 2023
Honghui Hu	*	0.007	January 29, 2014	January 28, 2019
	*	0.126	March 21, 2016	March 20, 2021
Simon Tak Leung Ho	*	0.126	September 7, 2016	September 6, 2022
	*	1.400	February 1, 2018	January 31, 2024
	*	0.330	April 6, 2020	April 6, 2022
Jiayuan Xu	*	0.030	May 5, 2015	May 4, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
	*	0.330	April 6, 2020	April 5, 2025
Yuxiang Wang	*	0.030	June 15, 2015	June 14, 2020
	*	0.126	March 21, 2016	March 20, 2021
	*	0.320	February 1, 2017	January 31, 2022
Other grantees as a Group	74,169,020	From 0.0001 to 1.400	From July 1, 2012 to April 6, 2020	From June 30, 2018 to April 5, 2025

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2023, the restrict share units granted under the 2017 Plan to our directors and executive officers and other grantees.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Tiezheng Li	*	October 6, 2020	October 5, 2025
	*	June 1, 2022	May 31, 2027
	*	January 23, 2023	January 22, 2028
Bing Xiang	*	May 24, 2021	May 23, 2026
Jimmy Y. Lai	*	May 24, 2021	May 23, 2026
Jiayuan Xu	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
Yuxiang Wang	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
Other grantees as a Group	89,031,345	From February 1, 2018 to March 2, 2023	From January 31, 2023 to March 1, 2028

*	Less than 1% of our total outstanding shares.

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

D. Employees

We had 4,144 employees as of December 31, 2022. As of December 31, 2022, 1,634 of our employees were located in Shanghai while the remaining employees were located in other regions. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

	As of December 31, 2022
	Number of employees	% of total
Functions:
Operations	704	17.0%
Risk Management	901	21.7%
Research and Development	645	15.6%
Sales and Marketing	1,568	37.8%
General and Administration	326	7.9%

Total number of employees	4,144	100.0%

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

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2023 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,400,592,809 outstanding ordinary shares (consisting of 831,392,809 Class A ordinary shares and 569,200,000 Class B ordinary shares) as of March 31, 2023.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2023
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers**:
Shaofeng Gu(1)	29,697,710	394,818,900	30.3%	64.9%
Tiezheng Li(2)	9,632,905	27,987,900	2.7%	4.7%
Jun Zhang(3)	23,163,130	65,209,800	6.3%	10.9%
Honghui Hu(4)	3,600,000	54,883,400	4.2%	9.0%
Simon Tak Leung Ho	*	—	*	*
Jimmy Y. Lai	*	—	*	*
Bing Xiang	*	—	*	*
Jiayuan Xu	*	—	*	*
Yuxiang Wang	*	—	*	*
All directors and executive officers as a group	84,069,660	542,900,000	44.7%	89.6%
Principal Shareholders:
PPD Investment Limited(5)	29,697,710	394,818,900	30.3%	64.9%
Metallica Holding Limited(6)	23,163,130	65,209,800	6.3%	10.9%
Susquehanna Entities(7)	82,648,730	—	5.9%	*

*	Less than 1% of our total outstanding shares.

**

Except for Jimmy Y. Lai and Bing Xiang, the business address for our directors and executive officers is Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, People’s Republic of China. The business address of Jimmy Y. Lai is 7th Floor, No. 8 Zhongyuan St. Zhonghe District, New Taipei City 23556, Taiwan. The business address of Bing Xiang is Floor 20th, Tower East II, Dongfang Square, Dongcheng District, Beijing, China.

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2023.

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

(1)

Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 5,939,542 ADSs, representing 29,697,710 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 27,987,900 Class B ordinary shares directly held by Happyariel Holding Limited, a company incorporated in the British Virgin Islands, (ii) 1,308,130 ADSs, representing 6,540,650 Class A ordinary shares directly held by Happyariel Holding Limited, (iii) 135,509 ADSs, representing 677,545 Class A ordinary shares directly held by Mr. Tiezheng Li, and (iv) 2,414,710 Class A ordinary shares that Mr. Tiezheng Li may purchase upon exercise of options within 60 days after March 31, 2023. Mr. Tiezheng Li is the sole shareholder and the sole director of Happyariel Holding Limited. The registered office address of Happyariel Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 65,209,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 4,632,626 ADSs, representing 23,163,130 Class A ordinary shares, directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)

Represents (i) 54,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 720,000 ADSs, representing 3,600,000 Class A ordinary shares, directly held by Emma & Oliver Holding Limited. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(5)

Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 5,939,542 ADSs, representing 29,697,710 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(6)

Represents (i) 65,209,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 4,632,626 ADSs, representing 23,163,130 Class A ordinary shares, directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(7)

Represents (i) 38,884 ADSs, representing 194,420 Class A ordinary shares beneficially owned by Susquehanna Fundamental Investments, LLC, a company incorporated in Delaware, and (ii) 16,490,862 ADSs, representing 82,454,310 Class A ordinary shares, beneficially owned by Susquehanna Securities, LLC, as reported in a Schedule 13G/A filed by Susquehanna Fundamental Investments, LLC and Susquehanna Securities, LLC on February 14, 2023. Susquehanna Fundamental Investments, LLC and Susquehanna Securities, LLC are collectively referred to as Susquehanna Entities. Susquehanna Securities, LLC, an independent broker-dealer, and Susquehanna Fundamental Investments, LLC may be deemed a group. The address of the principal business office of each of Susquehanna Entities is 401 E. City Avenue, Suite 220, Bala Cynwyd, PA 19004.

As of March 31, 2023, none of our outstanding Class A or Class B ordinary shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Transactions with PPcredit

We use data collection services from PPcredit, a company controlled by our founders, based on arm’s length transaction terms and conditions. In 2020, we and PPcredit agreed to extend the term of the original service agreement to December 31, 2022. In 2020, 2021 and 2022, we incurred RMB10.1 million, RMB7.5 million and RMB37.0 thousand (US$5.4 thousand) expenses for such services. As of December 31, 2020, 2021 and 2022, the amount due to PPcredit was RMB2.0 million, RMB2.3 million and RMB1.0 million (US$145.0 thousand), respectively.

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

These actions allege that defendants made misstatements and omissions in connection with our initial public offering in November 2017 in violation of the Securities Act of 1933. The Lai Case also advances claims under the Securities Exchange Act of 1934. On October 16, 2018, the Supreme Court of the State of New York consolidated the two state court lawsuits (the Huang Case and the Vora Case) under the caption In re PPDAI Group Securities Litigation, No. 654482/2018 (the “New York State Action”). On December 17, 2018, the plaintiffs in the New York State Action filed a consolidated amended complaint, which the Company and certain other defendants moved to dismiss. On February 26, 2020, the Court in the New York State Action granted in part and denied in part defendants’ motion to dismiss. The Company and certain other defendants appealed the partial denial of their motion. On February 21, 2019, the U.S. District Court for the Eastern District of New York consolidated the two federal court lawsuits (the Lai Case and the Goyal Case) under the caption In re PPDAI Group Inc. Securities Litigation, No. 18-cv-6716-FB-JO (the “Federal Court Action”). On April 22, 2019, plaintiffs in the Federal Court Action filed a second amended complaint. Defendants filed a motion to dismiss the Federal Court Action, which was fully briefed as of January 17, 2020. On December 9, 2020, the parties notified both courts that they reached an agreement in principle to settle both lawsuits. On June 11, 2021, the lead plaintiffs in both actions filed an unopposed motion with the Federal Court for preliminary approval of a global settlement of both the Federal Court Action and the New York State Action for a settlement amount of US$9 million in total. The Federal Court granted that motion and, on December 16, 2021, held a settlement fairness hearing. On January 21, 2022, the Federal Court approved the settlement and issued final judgment, ending the Federal Court Action. On February 11, 2022, the parties submitted a stipulation of dismissal for the New York State Action. On April 5, 2022, the New York State Court so-ordered the stipulation of dismissal.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors declared dividends in every March from 2019 to 2023. In addition, in March 2022, our board of directors approved an annual cash dividend policy, pursuant to which we will declare and distribute a recurring cash dividend at an amount of no less than 10% of our net income after tax in the previous fiscal year in the future. Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Dividend Distribution” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

Appointment and Removal of Directors. Unless otherwise determined by our company in general meeting, our articles provide that our board will consist of not less than three directors. There are no provisions relating to retirement of directors upon reaching any age limit.

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

Proceedings of Board of Directors. Our currently effective memorandum and articles of association provide that our business is to be managed and conducted by our board of directors. The quorum necessary for board meetings may be fixed by the board and, unless so fixed at another number, will be a majority of the directors.

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

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

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

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the “Code.” This discussion is based upon existing United States. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the United States federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-United States tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former United States citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for alternative minimum tax;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes;

•	investors that have a functional currency other than the United States dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for United States federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. holder is urged to consult its tax adviser regarding the application of United States federal taxation to its particular circumstances, and the state, local, non-United States and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

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

Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities (including their subsidiaries) as being owned by us for United States federal income tax purposes, and we treat them that way, not only because we are able to direct the activities of operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based upon the nature and composition of our income and assets, and the market price of our ADSs, we believe that we were likely a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2022, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. However, if we cease to be a PFIC, provided that you have not made a mark-to-market election, as described below, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold our ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

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

As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

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

As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2022, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

J. Annual Report to Security Holders

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2022, we received US$4.0 million (RMB27.6 million) reimbursement from the depositary.

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

None.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we filed and furnished under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we filed or submitted under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2022 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, and its affiliates for the periods indicated.

	2021	2022
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	9,800	9,910	1,437
Audit-related fees(2)	—	—	—
Tax fees(3)	404	591	86
All other fees(4)	328	540	78

*

The US$ amounts are translated from corresponding RMB amounts using a rate of RMB6.8972 = US$1.00, the noon buying rate on December 30, 2022 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(1)

“Audit fees” mean the aggregate fees billed or to be billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)

“Audit-related fees” mean the aggregate fees billed or to be billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under footnote (1) above.

(3)

“Tax fees” mean the aggregate fees billed or to be billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)

“All other fees” mean the aggregate fees billed or to be billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in footnotes (1) through (3).

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

On August 24, 2020, our board of directors of approved a share repurchase program, under which we may repurchase our own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$60 million until December 31, 2021 (the “2020 Share Repurchase Program”). This share repurchase program was publicly announced on August 25, 2020. On November 17, 2021, our board of directors approved an extension of the 2020 Share Repurchase Program for another twelve months from January 1, 2022 through December 31, 2022. On August 21, 2022, our board of directors further approved an increase of the 2020 Share Repurchase Program from up to US$60 million to up to US$140 million and another extension for another twelve months from January 1, 2023 through December 31, 2023.

As of March 31, 2023, we had repurchased a total of approximately 24.5 million ADSs under the 2020 Share Repurchase Program. The table below is a summary of the shares repurchased by us from January 1, 2022 to March 31, 2023. All shares were repurchased in the open market pursuant to the 2020 Share Repurchase Program announced on August 25, 2020.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan	Approximate dollar value of ADSs that may yet be purchased under the plan (1)
January 1, 2022 – January 31, 2022	678,800	4.36	10,450,536	36,465,095
February 1, 2022 – February 28, 2022	780,200	4.23	11,230,736	33,165,032
March 1, 2022 – March 31, 2022	1,131,900	3.78	12,362,636	28,889,619
April 1, 2022 – April 30, 2022	1,161,000	3.81	13,523,636	24,468,532
May 1, 2022 – May 31, 2022	1,298,500	3.80	14,822,136	19,538,832
June 1, 2022 – June 30, 2022	721,600	4.50	15,543,736	16,289,068
July 1, 2022 – July 31, 2022	760,600	4.57	16,304,336	12,812,954
August 1, 2022 – August 31, 2022	781,600	4.55	17,085,936	89,253,724
September 1, 2022 – September 30, 2022	879,077	4.47	17,965,013	85,325,016
October 1, 2022 – October 31, 2022	1,302,600	4.56	19,267,613	79,380,611
November 1, 2022 – November 30, 2022	1,122,400	4.55	20,390,013	74,279,280
December 1, 2022 – December 31, 2022	1,199,500	4.87	21,589,513	68,433,392
January 1, 2023 – January 31, 2023	527,700	5.39	22,117,213	65,588,634
February 1, 2023 – February 28, 2023	243,600	5.26	22,360,813	64,306,669
March 1, 2023 – March 31, 2023	2,173,800	4.28	24,534,613	54,995,433

Total	14,762,877	4.36	24,534,613	54,995,433

Note:

(1)	The dollar value in this column is based on US$140 million after the adjustment of repurchase authorization.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, and our auditor was subject to that determination.

In May 2022, FinVolution Group was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021.

On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F.

To our knowledge, no Cayman Islands governmental entities own any shares of FinVolution Group as of the date of this annual report.

To our knowledge, no PRC governmental entities own any shares of FinVolution Group or the consolidated variable interest entities as of the date of this annual report. The PRC governmental entities do not have a controlling financial interest in FinVolution Group or the consolidated variable interest entities as of the date of this annual report.

To our knowledge, none of the members of the board of directors of FinVolution Group or our operating entities, including the consolidated variable interest entities, is an official of the Chinese Communist Party as of the date of this annual report.

None of the currently effective memorandum and articles of association (or equivalent organizing document) of FinVolution Group or the consolidated variable interest entities contains any charter of the Chinese Communist Party.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of FinVolution Group, its subsidiaries and the consolidated variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

1.2	Certificate of Incorporation on Change of Name as of November 6, 2019 (incorporated herein by reference to Exhibit 1.2 to the Form 20-F filed on April 28, 2021 (File No. 001-38269))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.3	Deposit Agreement dated November 14, 2017, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-224011), filed with the Securities and Exchange Commission on March 29, 2018)

2.4*	Description of Securities

4.1	The 2017 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.2	The Third Amended and Restated Stock Option Plan of the Registrant (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.3	Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.4	Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.5	English translation of the Restated Equity Pledge agreement between Beijing Prosper and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

Exhibit Number	Description of Document

4.6	English translation of the Restated Business Operation Agreement among Beijing Prosper, Beijing Paipairongxin, and the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.7	English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.8	English translation of the Amended and Restated Exclusive Technology Consulting and Service Agreement among Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated February 9, 2015 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.9	English translation of the Restated Option Agreement among Beijing Prosper, the shareholders of Beijing Paipairongxin, and Beijing Paipairongxin dated January 23, 2014 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.10	English translation of the Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.11	English translation of the Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.12	English translation of the Power of Attorney granted by the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to the exhibit of Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.13	English translation of the Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.14	English translation of the Call Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated June 30, 2017 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.15	English translation of the Loan Agreement between Shanghai Guangjian and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

Exhibit Number	Description of Document

4.16	English translation of the Restated Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.17	English translation of the Restated Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.18	English translation of the Restated Power of Attorney granted by the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.19	English translation of the Restated Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.20	English translation of the Restated Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.21	English translation of the Loan Agreement between Shanghai Manyin and shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.22	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.23	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.24	English translation of the Power of Attorney granted by the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.25	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.26	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2017)

4.27	English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

Exhibit Number	Description of Document

4.28	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.29	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.30	English translation of the Power of Attorney granted by the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.31	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.32	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

8.1*	Principal Subsidiaries and Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Hui Ye Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

Exhibit Number	Description of Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FinVolution Group

By:	/s/ Tiezheng Li
Name: Tiezheng Li
Title: Chief Executive Officer

Date: April 25, 2023

FINVOLUTION GROUP

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of FinVolution Group
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of FinVolution Group and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control—Integrated Framework
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

Revenue Recognition - Estimates of Standalone Selling Price for Loan Facilitation and Post Facilitation Services
As described in Note 2(u) to the consolidated financial statements, loan facilitation service revenue and post facilitation service revenue for the year ended December 31, 2022 were RMB4,430.8 million and RMB1,929.9 million, respectively. The Company charged one combined transaction service fee for its loan facilitation services and post-facilitation services, which were distinct performance obligations. The combined transaction price was allocated to these two performance obligations based on estimation of their relative standalone selling price. Management did not have an observable standalone selling price for the loan facilitation or post-facilitation services because it did not provide such services on a standalone basis in similar circumstances to similar customers, and because there was no directly observable standalone selling price that was reasonably available for similar services in the market. As a result, the estimation of standalone selling prices involved significant judgement. Management used an expected “cost plus margin” approach to estimate the standalone selling prices of the services and then allocated the combined revenue received from customers to each performance obligation, based on the relative estimated standalone selling prices. When estimating the amount to allocate, management made certain assumptions mainly including estimates of the cost of providing the services.
The principal considerations for our determination that performing procedures relating to the estimation of standalone selling prices for loan facilitation and post-facilitation services is a critical audit matter are the significant judgments by management in estimating the standalone selling prices, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence relating to estimates of standalone selling price made by management, including estimates of the cost of providing the services.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s revenue recognition process, including controls over the Company’s model, significant assumptions and data used to estimate the standalone selling prices for loan facilitation and post-facilitation services. These procedures also included, among others, testing management’s process for developing the estimated standalone selling price, which involved (i) reading service agreements between the Company and its customers to identify the nature of services provided as part of loan facilitation and post-facilitation services; (ii) evaluating the appropriateness of management’s expected “cost plus margin” method of estimating standalone selling price; (iii) evaluating the reasonableness of estimates of the cost of providing the services; and (iv) testing the completeness, accuracy and relevance of underlying data used to develop management’s estimate. Evaluating the estimates of cost of providing the services involved (i) testing the allocation of expenses, which were driven by the roles and responsibility of each department and (ii) testing the completeness, accuracy, relevance, and classification of all types of expenses.

Measurement of expected credit losses for certain financial assets and guarantee liabilities
As described in Notes 2(t), 3 and 7 to the consolidated financial statements, the Company had the following accounts associated with expected credit losses measurement as of December 31, 2022:

• Accounts receivable and contract assets	RMB2,217.4 million, net of credit loss allowance of RMB496.9 million

• Quality assurance receivable	RMB1,669.9 million, net of credit loss allowance of RMB374.3 million

• Loans receivable	RMB2,136.4 million, net of credit loss allowance of RMB294.4 million

• Liability from quality assurance commitment	RMB3,555.6 million
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
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of expected credit losses, including controls over the Company’s models, significant assumptions, and underlying data. The procedures also included, among other things, testing management’s process for developing the estimate of expected credit losses, which involved (i) evaluating the appropriateness of management’s methodology; (ii) testing the completeness, accuracy and relevance of underlying data used in the estimate; and (iii) evaluating the reasonableness of management’s forward-looking adjustments made to historical default experience. These procedures also included the use of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of certain models, methodologies and inputs used in developing the estimate of the expected credit losses.
/s/PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
A
pril 2
5
, 2023
We have served as the Company’s auditor since 2016.

FINVOLUTION GROUP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2022
(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$ Note 2(f)
Assets
Cash and cash equivalents	2(i)	4,418,127	3,636,380	527,226
Restricted cash	2(j)	4,073,414	2,842,707	412,154
Short-term investments	2(k)	1,204,901	3,427,020	496,871
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB250,696 and RMB496,918 as of December 31, 2021 and 2022, respectively	7	1,890,846	2,217,445	321,499
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB239,506 and RMB374,304 as of December 31, 2021 and 2022, respectively	2(t)	931,798	1,669,855	242,106
Property, equipment and software, net	5	112,397	141,345	20,493
Right of use assets	15	49,138	192,428	27,899
Intangible assets	6	98,947	98,692	14,309
Goodwill		50,411	50,411	7,309
Loans receivable, net of credit loss allowance for loans receivable of RMB427,873 and RMB294,355 as of December 31, 2021 and 2022, respectively	3	1,982,276	2,136,432	309,754
Investments	2(m)	971,117	1,084,084	157,177
Deferred tax assets	11	455,741	919,361	133,295
Prepaid expenses and other assets	4	1,899,438	2,966,751	430,138

Total assets		18,138,551	21,382,911	3,100,230

Liabilities and Shareholders’ Equity:
Deferred guarantee income (including deferred guarantee income of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB1,089,503 and RMB1,723,200 as of December 31, 2021 and 2022, respectively)	2(t)	1,089,503	1,805,164	261,724
Liability from quality assurance commitment (including liability from quality assurance commitment of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB3,188,561 and RMB3,239,835 as of December 31, 2021 and 2022, respectively)	2(t)	3,188,561	3,555,618	515,516
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB146,697 and RMB157,955 as of December 31, 2021 and 2022, respectively)	8	252,918	274,408	39,785
Taxes payable (including taxes payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB57,237 and RMB51,574 as of December 31, 2021 and 2022, respectively)		200,648	134,027	19,432
Funds payable to investors of consolidated trusts (including funds payable to investors of consolidated trusts of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB1,795,640 and RMB1,845,210 as of December 31, 2021 and 2022, respectively)	3	1,795,640	1,845,210	267,530
Contract liabilities (including contract liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB6,826 and RMB5,109 as of December 31, 2021 and 2022, respectively)	2(u)	8,436	5,109	741
The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND 2022 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2021	2022
		RMB	RMB	US$ Note 2(f)
Liabilities and Shareholders’ Equity (Continued)
Amounts due to related party (including amounts due to related party of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB2,265 and RMB1,000 as of December 31, 2021 and 2022, respectively)	10	2,265	1,000	145
Leasing liabilities (including leasing liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB33,184 and RMB174,062 as of December 31, 2021 and 2022, respectively)	15	33,356	176,990	25,661
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB45,656 and RMB140,212 as of December 31, 2021 and 2022, respectively)	11	137,632	232,188	33,664
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB679,720 and RMB890,047 as of December 31, 2021 and 2022, respectively)	9	719,982	908,708	131,750

Total liabilities		7,428,941	8,938,422	1,295,948

Commitments and contingencies	16
FinVolution Group shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2021 and 2022; 970,871,169 and 980,871,169 issued as of December 31, 2021 and 2022; 854,591,404 and 843,996,769 outstanding as of December 31, 2021 and 2022)	12	64	64	9
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2021 and 2022; 579,200,000 and 569,200,000 issued and outstanding as of December 31, 2021 and 2022)	12	39	39	6
Additional paid-in capital		5,694,733	5,692,703	825,364
Treasury stock (116,279,765 and 136,874,400 shares as of December 31, 2021 and 2022, respectively)	12	(324,171)	(568,595)	(82,439)
Statutory reserves	2(ag)	610,403	698,401	101,259
Accumulated other comprehensive income		(16,769)	52,237	7,575
Retained earnings		4,690,951	6,496,852	941,955

Total FinVolution Group shareholders’ equity		10,655,250	12,371,701	1,793,729

Non-controlling interest		54,360	72,788	10,553
Total shareholders’ equity		10,709,610	12,444,489	1,804,282

Total liabilities and shareholders’ equity		18,138,551	21,382,911	3,100,230

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED
STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share data, or otherwise noted)

		For the years ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$ Note 2(f)
Operating revenue:
Loan facilitation service fees	2(u)	1,908,851	3,794,182	4,430,778	642,402
Post-facilitation service fees	2(u)	672,981	1,309,565	1,929,913	279,811
Guarantee income	2(t)	3,386,032	2,593,512	3,064,440	444,302
Net interest income	2(o)	1,113,337	1,216,170	1,174,204	170,244
Other revenue	2(u)	481,886	556,699	534,868	77,549

Net revenues		7,563,087	9,470,128	11,134,203	1,614,308

Operating expenses:
Origination, servicing expenses and other cost of revenue	2(v)	(1,315,496)	(1,834,453)	(2,038,587)	(295,566)
Origination, servicing expenses and other cost of revenue-related party	2(v)	(10,104)	(7,503)	(37)	(5)
Sales and marketing expenses	2(w)	(482,859)	(1,584,233)	(1,685,022)	(244,305)
General and administrative expenses	2(x)	(461,116)	(518,245)	(401,731)	(58,246)
Research and development expenses	2(y)	(370,175)	(434,850)	(491,484)	(71,258)
Credit losses for quality assurance commitment	2(t)	(2,007,968)	(1,963,609)	(3,195,220)	(463,263)
Provision for loans receivable	3	(463,175)	(374,243)	(415,902)	(60,300)
Provision for accounts receivable and contract assets	7	(144,661)	(139,226)	(390,882)	(56,673)

Total operating expenses		(5,255,554)	(6,856,362)	(8,618,865)	(1,249,616)

Other income
Other income, net	2(k), 2(ab)	116,469	122,368	220,693	31,997

Profit before income tax expenses		2,424,002	2,736,134	2,736,031	396,689
Income tax expenses	11	(455,421)	(240,818)	(454,775)	(65,936)

Net profit		1,968,581	2,495,316	2,281,256	330,753
Net loss (profit) attributable to non-controlling interest shareholders		4,119	13,631	(14,874)	(2,157)

Net profit attributable to FinVolution Group’s ordinary shareholders		1,972,700	2,508,947	2,266,382	328,596

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

		For the years ended December 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$ Note 2(f)
Net profit		1,968,581	2,495,316	2,281,256	330,753
Foreign currency translation adjustment, net of nil tax		(75,462)	(11,627)	69,006	10,005

Total comprehensive income		1,893,119	2,483,689	2,350,262	340,758

Total comprehensive loss (income) attributable to non-controlling interest shareholders		4,119	13,631	(14,874)	(2,157)

Total comprehensive income attributable to FinVolution Group’s ordinary shareholders		1,897,238	2,497,320	2,335,388	338,601

Weighted average number of ordinary shares used in computing net profit per share
Basic		1,477,162,991	1,420,870,790	1,412,648,862	1,412,648,862
Diluted		1,491,325,420	1,482,501,832	1,454,291,316	1,454,291,316
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic		1.34	1.77	1.60	0.23
Diluted		1.32	1.69	1.56	0.23
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equals to five ordinary shares)
Basic		6.68	8.83	8.02	1.16
Diluted		6.61	8.46	7.79	1.13
The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued ordinary shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Statutory reserve	Retained earnings	Non-controlling interest	Total shareholders’ equity
		Share	Amount		Share	Amount
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2019		1,550,071,169	103	5,640,898	(20,634,265)	(47,174)	70,320	317,198	1,966,611	63,524	8,011,480

Cumulative effect of accounting change	2(b)	—	—	—	—	—	—	—	(882,964)	—	(882,964)
Repurchase of ordinary shares	12	—	—	—	(139,954,870)	(384,871)	—	—	—	—	(384,871)
Share-based compensation	13	—	—	42,169	—	—	—	—	—	—	42,169
Exercise of share-based compensation plans	13	—	—	(23,077)	15,682,565	30,424	—	—	—	—	7,347
Net profit		—	—	—	—	—	—	—	1,972,700	(4,119)	1,968,581
Dividends paid to shareholders		—	—	—	—	—	—	—	(263,569)	—	(263,569)
Foreign currency translation adjustment		—	—	—	—	—	(75,462)	—	—	—	(75,462)
Appropriation to statutory reserve		—	—	—	—	—	—	140,860	(140,860)	—	—
Capital injection from non-controlling interest		—	—	—	—	—	—	—	—	7,619	7,619

Balance as of December 31, 2020		1,550,071,169	103	5,659,990	(144,906,570)	(401,621)	(5,142)	458,058	2,651,918	67,024	8,430,330

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued ordinary shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Statutory reserve	Retained earnings	Non-controlling interest	Total shareholders’ equity
		Share	Amount		Share	Amount
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2020		1,550,071,169	103	5,659,990	(144,906,570)	(401,621)	(5,142)	458,058	2,651,918	67,024	8,430,330

Repurchase of ordinary shares	12	—	—	—	(4,171,000)	(16,228)	—	—	—	—	(16,228)
Share-based compensation	13	—	—	95,213	—	—	—	—	—	—	95,213
Exercise of share-based compensation plans	13	—	—	(60,470)	32,797,805	93,678	—	—	—	—	33,208
Net profit		—	—	—	—	—	—	—	2,508,947	(13,631)	2,495,316
Dividends paid to shareholders		—	—	—	—	—	—	—	(317,569)	—	(317,569)
Foreign currency translation adjustment		—	—	—	—	—	(11,627)	—	—	—	(11,627)
Appropriation to statutory reserve		—	—	—	—	—	—	152,345	(152,345)	—	—
Capital injection from non-controlling interest		—	—	—	—	—	—	—	—	967	967

Balance as of December 31, 2021		1,550,071,169	103	5,694,733	(116,279,765)	(324,171)	(16,769)	610,403	4,690,951	54,360	10,709,610

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued ordinary shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Statutory reserve	Retained earnings	Non-controlling interest	Total shareholders’ equity
		Share	Amount		Share	Amount
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2021		1,550,071,169	103	5,694,733	(116,279,765)	(324,171)	(16,769)	610,403	4,690,951	54,360	10,709,610

Repurchase of ordinary shares	12	—	—	—	(59,088,885)	(343,817)	—	—	—	—	(343,817)
Share-based compensation	13	—	—	89,030	—	—	—	—	—	—	89,030
Exercise of share-based compensation plans	13	—	—	(91,060)	38,494,250	99,393	—	—	—	—	8,333
Net profit		—	—	—	—	—	—	—	2,266,382	14,874	2,281,256
Dividends paid to shareholders		—	—	—	—	—	—	—	(372,483)	—	(372,483)
Foreign currency translation adjustment		—	—	—	—	—	69,006	—	—	—	69,006
Appropriation to statutory reserve		—	—	—	—	—	—	87,998	(87,998)	—	—
Capital injection from non-controlling interest		—	—	—	—	—	—	—	—	3,554	3,554

Balance as of December 31, 2022		1,550,071,169	103	5,692,703	(136,874,400)	(568,595)	52,237	698,401	6,496,852	72,788	12,444,489

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from operating activities:
Net profit	1,968,581	2,495,316	2,281,256	330,753
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Provision for loans receivable	463,175	374,243	415,902	60,300
Provision for accounts receivable and contract assets	144,661	139,226	390,882	56,673
Provision for quality assurance receivable	(49,590)	59,136	176,310	25,562
Depreciation and amortization	51,780	37,277	23,825	3,454
Amortization of right-of-use asset and interest of leasing liabilities	44,653	31,956	41,181	5,971
Change in fair value of short-term investments	(7,211)	(1,573)	(9,806)	(1,422)
Provision for investment	33,660	5,000	6,000	870
Equity pick up of investments	—	4,245	890	129
Net gain from investment in loans	(1,113,337)	(1,216,170)	(1,174,204)	(170,244)
Share-based compensation	42,169	95,213	89,030	12,908
Impairment of intangible assets	—	—	255	37
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(227,784)	(1,166,166)	(717,481)	(104,025)
Quality assurance receivable	2,542,680	130,620	(914,367)	(132,571)
Deferred tax assets	151,335	(299,983)	(463,620)	(67,219)
Amounts due from related party	—	—	—	—
Prepaid expenses and other assets	353,383	(875,274)	(1,152,660)	(167,120)
Deferred guarantee income	(613,858)	(169,893)	715,661	103,761
Liability from quality assurance commitment	(1,202,520)	798,060	367,057	53,218
Payroll and welfare payable	44,304	31,929	21,490	3,116
Taxes payable	26,100	46,250	(66,621)	(9,659)
Contract liabilities	(52,281)	4,989	(3,327)	(482)
Amounts due to related parties	(2,325)	281	(1,265)	(183)
Leasing liabilities	(45,682)	(36,066)	(40,837)	(5,921)
Deferred tax liabilities	14,816	34,084	94,556	13,709
Accrued expenses and other liabilities	(359,800)	107,527	188,726	27,362

Net cash provided by operating activities	2,206,909	630,227	268,833	38,977

Cash flows from investing activities:
Collection of loans originated and held by the Group	12,757,947	7,032,972	10,812,431	1,567,656
Investment in loans originated and held by the Group	(9,826,856)	(5,809,353)	(10,075,218)	(1,460,769)
Proceeds from disposal of investments	2,460	—	3,158	458
Purchase of investments	(36,829)	(31,246)	(119,858)	(17,378)
Proceeds from short-term investments	6,177,791	13,534,543	15,013,648	2,176,774
Purchase of short-term investments	(8,001,000)	(12,676,800)	(17,134,614)	(2,484,286)
Purchase of property, equipment and software	(11,017)	(55,271)	(52,775)	(7,652)
Acquisition of intangible assets	(21,000)	—	—	—

Net cash provided by (used in) investing activities	1,041,496	1,994,845	(1,553,228)	(225,197)

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022
(All amounts in thousands, except share data, or otherwise noted)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ Note 2(f)
Cash flows from financing activities:
Cash received from investors - consolidated trusts	766,160	1,643,572	1,339,459	194,204
Cash paid to investors - consolidated trusts	(2,993,122)	(1,574,118)	(1,436,195)	(208,228)
Repayment of short-term borrowings	(235,000)	—	—	—
Cash paid for dividends	(263,569)	(317,569)	(372,483)	(54,005)
Repurchase of ordinary shares	(379,984)	(25,991)	(340,781)	(49,409)
Proceeds from exercise of share-based compensation plans	6,617	33,339	10,590	1,535
Capital injection from non-controlling interest	7,619	967	3,554	515

Net cash used in financing activities	(3,091,279)	(239,800)	(795,856)	(115,388)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(51,470)	(10,132)	67,797	9,830

Net increase/(decrease) in cash, cash equivalents and restricted cash	105,656	2,375,140	(2,012,454)	(291,778)
Cash, cash equivalents and restricted cash at beginning of year	6,010,745	6,116,401	8,491,541	1,231,158
Cash, cash equivalents and restricted cash at end of year	6,116,401	8,491,541	6,479,087	939,380

Supplemental disclosure of cash investing and financing activities
Cash paid for interest including interest paid to investors of consolidated trusts	(268,182)	(161,431)	(83,410)	(12,093)
Cash paid for income taxes	(367,004)	(574,939)	(963,249)	(139,658)
Supplemental disclosure of non-cash investing and financing activities
Payable for purchase of property, equipment and software	607	1,134	1,132	164
Payable for purchase of intangible assets	5,000	5,000	5,000	725
Payable for repurchase of ordinary shares	9,784	21	3,057	443
Receivable from exercise of share-based compensation plans	4,668	4,537	2,280	330
The following table sets forth cash, cash equivalents and restricted cash by category within the Consolidated Balance Sheets:

	As of December 31,
	2021	2022
			US$
	RMB	RMB	Note 2(f)
Cash and cash equivalents	4,418,127	3,636,380	527,226
Restricted cash	4,073,414	2,842,707	412,154

Total cash, cash equivalents and restricted cash	8,491,541	6,479,087	939,380

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
1. Principal activities and organization
FinVolution Group (the “Company”) is an investment holding company and with its consolidated subsidiaries and the consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) operates an online consumer finance marketplace through its platform (www.ppdai.com) and PPDai mobile application registered in the People’s Republic of China (the “PRC” or “China”). The Company has been listed on the New York Stock Exchange in the United States of America since November 2017. As of December 31, 2022, the Company had power to direct activities of a number of VIEs through a series of commercial agreements (the “VIE Agreements”) entered into between certain subsidiaries of the Group (the “WOFEs”), the VIEs and nominal shareholders of the VIEs.
As of December 31, 2022, the Company’s principal subsidiaries and the consolidated VIEs are as follows:

Name	Percentage of direct or indirect economic interest		Date of incorporation	Place of incorporation
Subsidiaries
FinVolution (HK) Limited (“FinVolution HK”)	100%		June 12, 2012	Hong Kong, China
Beijing Prosper Investment Consulting Co., Ltd. (“Beijing Prosper”)	100%		August 21, 2012	Beijing, China
Shanghai Guangjian Information Technology Co., Ltd. (“Shanghai Guangjian”)	100%		June 5, 2017	Shanghai, China
Shanghai Shanghu Information Technology Co., Ltd. (“Shanghai Shanghu”) Shanghai Manyin Information Technology Co., Ltd. (“Shanghai Manyin”)	100%		February 12, 2018	Shanghai, China
Hainan Shanghu Information Technology Co., Ltd. (“Hainan Shanghu”)	100%		August 1, 2018	Hainan, China
Consolidated VIEs
Beijing Paipairongxin Investment Consulting Co., Ltd. (“Beijing Paipairongxin”)	100	% *	June 15, 2012	Beijing, China
Shanghai Zihe Information Technology Group Co., Ltd. (“Shanghai Zihe”)	100	% *	July 6, 2017	Shanghai, China
Shanghai Ledao Technology Co., Ltd. (“Shanghai Ledao”)	100	% *	January 10, 2019	Shanghai, China
Consolidated VIEs’ principal subsidiaries
Shanghai PPDai Financial Information Services Co., Ltd. (“Shanghai PPDai”)	100	% *	January 18, 2011	Shanghai, China
Shanghai Erxu Information Technology Co., Ltd. (“Shanghai Erxu”)	100	% *	April 28, 2018	Shanghai, China
Fujian Zhiyun Financing Guarantee Co., Ltd. (“Fujian Zhiyun”)	100	% *	November 21, 2019	Fujian, China

*	Have power to direct activities via contractual relationships

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
2016-13
Financial Instruments-Credit Losses (ASC Topic 326):
ASC Topic 326 introduced a current expected credit loss (“CECL”) methodology, which replaced the probable incurred credit losses methodology used under the historical accounting guidance. Under ASC Topic 326 methodology, credit losses are recorded upon initial recognition of financial assets at an amount equal to the lifetime expected losses. Under probable incurred credit losses methodology, credit losses are recorded when the losses are probable or have been incurred. ASC Topic 326 requires the expected credit losses related to guarantee contracts be recorded separately from and in addition to the stand ready guarantee liability accounted for in accordance with ASC Topic 460. Before adoption of ASC Topic 326, guarantee liability is recorded at the higher of the amount determined in accordance with ASC Topic 450 and the amount determined in accordance with ASC Topic 460. The initial adoption resulted in an increase in guarantee liability related to the recognition of a separate contingent liability. Consequently, the quality assurance payable is separated into liability from quality assurance commitment, which represents the expected credit losses of the guarantee contracts accounted for in accordance with ASC Topic 326, and deferred guarantee income, which represents the stand-ready liability accounted for in accordance with ASC Topic 460. The adoption of ASC Topic 326 on January 1, 2020, resulted in a RMB883.0 million decrease to retained earnings.
(c) Principle of consolidation
The consolidated financial statements include the financial statements of the Company and its subsidiaries, which include the WOFEs and the consolidated VIEs, for which the Company is the ultimate primary beneficiary. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.
The Company depends on a series of contractual arrangements to provide the WOEFs with a “controlling financial interest” in the VIEs, as defined in FASB ASC 810, making it the primary beneficiary of the VIEs. The contractual arrangements provide the Company with the power to direct the activities that most significantly impact the economic performance of the VIEs and provide them with economic benefits of the VIEs and as such they are the primary beneficiary and consolidate the VIEs for financial reporting.
All transactions and balances among the Company, its subsidiaries, the VIEs and the VIEs’ subsidiaries have been eliminated upon consolidation.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(c) Principle of consolidation (continued)

Details of the typical VIE structure are set forth below:
i) VIE Agreements that give the Company the power to direct the activities that most significantly impact the economic performance of the VIEs
Business Operation Agreement
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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(c) Principle of consolidation (continued)
i) VIE Agreements that give the Company the power to direct the activities that most significantly impact the economic performance of the VIEs (continued)

Equity Pledge Agreement
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
ii) VIE
Agreement
that enables the Company to receive the economic benefits from the VIEs
Exclusive technology consulting and service agreement
Pursuant to the exclusive technology consulting and service agreements, WOFEs have the exclusive right to provide the VIEs and their subsidiaries (as designated in the agreement) with technical support, consulting services and other services. The WOFEs shall exclusively own any intellectual property arising from the performance of the agreement. During the term of this agreement, the VIEs and their designated subsidiaries may not accept any services covered by this agreement provided by any third party. The VIEs and their designated subsidiaries agree to pay service fees equal to 100% of the net profit generated or otherwise determined by the WOFEs. Except by mutual agreement upon early termination by parties in writing, the exclusive business cooperation agreement will remain effective until the VIEs and their designated subsidiaries are dissolved in accordance with PRC law and regulation.
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
The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries (including the consolidated trusts), which are included in the Group’s consolidated financial statements. Transactions between the VIEs (including the consolidated trusts) and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2021	2022
	RMB	RMB
Cash and cash equivalents	2,176,581	1,850,016
Restricted cash	3,691,832	2,672,810
Short-term investments	1,173,523	2,697,320
Accounts receivable and contract assets	1,805,079	1,573,345
Quality assurance receivable	931,798	1,544,961
Property, equipment and software, net	43,241	26,914
Intangible assets	35,187	35,187
Right of use assets	48,941	189,216
Loans receivable, net of credit loss allowance for loans receivable	1,696,495	1,442,213
Investments	820,607	945,947
Investment in subsidiaries	70,578	73,853
Deferred tax assets	343,494	788,865
Amounts due from Group companies	2,200,275	2,316,737
Prepaid expenses and other assets	1,672,654	2,702,678

Total assets	16,710,285	18,860,062

Deferred guarantee income	1,089,503	1,723,200
Liability from quality assurance commitment	3,188,561	3,239,835
Payroll and welfare payable	146,697	157,955
Taxes payable	57,237	51,574
Funds payable to investors of consolidated trusts	1,795,640	1,845,210
Contract liabilities	6,826	5,109
Deferred tax liabilities	45,656	140,212
Leasing liabilities	33,184	174,062
Amounts due to Group companies	4,005,052	5,149,065
Amounts due to related party	2,265	1,000
Accrued expenses and other liabilities	679,720	890,047

Total liabilities	11,050,341	13,377,269

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(c) Principle of consolidation (
continued
)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Third-party revenues	6,993,099	8,333,978	9,340,431
Inter-company revenues	159,319	796,071	535,053

Net revenues	7,152,418	9,130,049	9,875,484

Third-party expenses	(2,000,511)	(3,441,504)	(3,567,004)
Inter-company expenses	(1,129,163)	(2,545,816)	(3,343,680)
Related party expenses	(10,104)	(7,503)	(37)
Provision for accounts receivable and contract assets	(116,387)	(134,938)	(284,384)
Provision for loans receivable	(302,243)	32,317	(92,790)
Credit losses for quality assurance commitment	(2,007,968)	(1,963,609)	(2,981,336)

Total Operating expenses	(5,566,376)	(8,061,053)	(10,269,231)

Income (loss) from subsidiaries	(2,372)	(448)	2,379

(Loss) income from operations	1,583,670	1,068,548	(391,368)

Other income, net	100,830	93,674	158,724

(Loss) profit before income tax expense	1,684,500	1,162,222	(232,644)
Income tax expenses	(319,700)	(144,463)	(23,242)

Net (loss) profit	1,364,800	1,017,759	(255,886)

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(c) Principle of consolidation (continued)

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Cash used in operating activities under service agreements for Inter-company	(2,143,205)	(2,313,224)	(3,598,761)
Cash provided by operating activities under service agreements for Inter-company	137,624	534,988	650,751
Net cash provided by operating activities for Third-party	2,415,649	1,412,435	1,298,627

Net cash provided by (used in) operating activities	410,068	(365,801)	(1,649,383)

Capital contribution to Group companies	—	(22,432)	(10,020)
Collection of loans from Group companies	—	389,043	72,373
Cash paid as loans extended to Group companies	—	(2,328,235)	(304,533)
Other investing activities	1,268,657	1,668,517	(756,382)

Net cash provided by (used in) investing activities	1,268,657	(293,107)	(998,562)

Repayment of loans to Group companies	—	(164,719)	(134,307)
Cash received as loans from Group companies	—	1,785,238	1,533,401
Other financing activities	(2,286,962)	69,454	(96,736)

Net cash provided by (used in) financing activities	(2,286,962)	1,689,973	1,302,358

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
For the Company’s majority-owned subsidiaries and the consolidated VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to noncontrolling interests on the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. The cumulative results of operations attributable to noncontrolling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as noncontrolling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

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
Financial statements amounts that reflect significant accounting estimates and assumptions include revenue recognition, measurement for provisions and liabilities in scope for ASC Topic 326 including credit loss provision for quality assurance receivables, loan receivables and accounts receivable and contract assets as well as liability from quality assurance commitment, valuation allowance for deferred tax assets and determination of uncertain tax positions. Such accounting estimates are impacted significantly by judgements and assumptions used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates. Changes in estimates are recorded in the period they are identified.
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
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ equity on the consolidated financial statements. The exchange rates used for translation on December 31, 2021 and 2022 were US$1.00= RMB6.3757 and RMB 6.9646, respectively, representing the index rates stipulated by the People’s Bank of China.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(g) Convenience translation
Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive income and consolidated statement of cash flows from RMB into US$ as of and for year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.8972, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 30, 2022, or at any other rate.
(h) Significant risks and uncertainties
Risk of concentration
As of December 31, 2021 and 2022, substantially all of the Group’s cash, term deposit and cash equivalents, restricted cash and short-term investments were held in financial institutions located in the PRC and in Hong Kong, which management considers to be of high credit quality. Accounts receivable and contract assets are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2020, 2021 and 2022. No individual customer accounted for more than 10% of accounts receivable and contract assets as of December 31, 2021 and 2022. As of December 31, 2022, approximately 98% of the Group’s cash and cash equivalents, restricted cash and Short-term investments were held in the financial institutions in the PRC and the remaining cash and cash equivalents, restricted cash and restricted time deposits were held in financial institutions outside the PRC.
Risk of uncertainties
In October 2019, the China Banking and Insurance Regulatory Commission, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies (“Circular 37”), which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business or provide financing guarantee services in a disguised form without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business. Such entity might also subject to penalties including fines and confiscation of illegal gains if applicable. In the Group’s collaboration with institutional funding partners, in order to attract and maintain such business relationship, the Group currently provides quality assurance commitment mainly through (i) repurchase of default loans from third-party guarantee companies which provide guarantee for the loans from institutional funding partners and (ii) setting aside security deposits with third-party guarantee companies to ensure the Group has enough cash to perform its repurchase obligation if the borrowers introduced by the Group default. Due to the lack of legal interpretation for financing guarantee in a disguised form, there is uncertainty related to whether such quality assurance commitment provided to institutional funding partners constitutes a financing guarantee in a disguised form. If the quality assurance commitment provided by the Group were determined to be a financing guarantee in a disguised form, the Group’s business, financial condition, results of operations and liquidity will be materially and adversely affected.
In order to reduce the compliance risk under Circular 37, the Group incorporated three licensed financial guarantee companies since 2019, which, since the incorporation, provide direct guarantees for certain loans funded by the institutional funding partners to replace existing quality assurance commitment. In 2021, The Group increased the registered capital of the guarantee subsidiaries from RMB1.9 billion as of December 31, 2020, to RMB2.4 billion as of December 31, 2021. The amount of outstanding loan principal under the quality assurance commitment increased as a result of the Group’s expansion of the business size in 2022. However, the Group will continue its effort to increase its guarantee capability by increasing the capital of its financial guarantee subsidiaries to continue reducing its risk of noncompliance.

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
(j) Restricted cash
Restricted cash represents:

(i)
Cash in quality assurance is cash managed by the Group through designated bank accounts under the new quality assurance program. There is no other use of these funds except for making payments to institutional funding partners for default loans that are subject to quality assurance protection. As of December 31, 2021 and 2022, the restricted cash related to quality assurance obligations were RMB
2,042,084 and RMB1,394,870, respectively.

(ii)
Cash held in escrow accounts that is jointly managed by the Group and institutional funding partners. As of December 31, 2021 and 2022, the restricted cash managed by the Group and institutional funding partners amounted to RMB1,281,869 and RMB558,520, respectively.

(iii)
Cash received via consolidated trusts that has not yet been distributed. As of December 31, 2021 and 2022, the restricted cash related to cash not yet distributed amounted to RMB341,397 and RMB449,337, respectively.

(iv)
Cash received from borrowers that has not yet been disbursed to institutional funding partners. As of December 31, 2021 and 2022, the restricted cash held as related to cash not yet disbursed amounted to RMB326,914 and RMB361,214, respectively.

(v)
Cash received from individual investors
s or borrowers that has not yet been disbursed, due to a settlement time lag. As of December 31, 2021 and 2022, the restricted cash related to cash not yet disbursed amounted to
RMB81,150 and RMB78,766, respectively.

(k) Short-term Investments
Short-term investments consist of investments in time deposits and wealth management products. Time deposits can be withdrawn at any
time
in full

before maturity, and the interest rate would be different from the original agreed
rate. The wealth management products are certain
financial products
with variable interest rates
and
principal not guaranteed with certain financial institutions. As of December 31, 2021 and 2022, the balance of short-term investments are RMB1,204,901 and RMB3,427,020, respectively.
Realized and unrealized gain related to the short-term investments is recorded as other income in the consolidated statements of comprehensive income. RMB33,189, RMB91,686 and RMB101,153 was recognized for the years ended December 31, 2020, 2021 and 2022, respectively.

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
The following table sets forth the investments the Group holds as of December 31, 2021 and 2022, respectively.

	As of December 31,
	2021	2022
Equity method investments	132,377	180,287
Non-marketable equity investments	838,740	903,797

	971,117	1,084,084

Equity method investments
For the years ended December 31, 2020, 2021 and 2022, the Group made investments in several private equity funds and accounted these investments as equity method investments as the Group has ability to significantly influence the operations or financial activities of the investees. For the years ended December 31, 2020, 2021 and 2022, the Group recognized an impairment loss of nil, RMB5,000, and RMB6,000 for equity method investments, respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(m) Investments (continued)

Non-marketable
equity investments
For the years ended December 31, 2020, 2021 and 2022, the Group made investments of less than 10% of equity interest in several non-listed
companies. These investments were accounted for as
non-marketable
equity investment using measurement alternative because these investments do not have readily determinable fair value and the Group does not have significant influence over the investees. For the years ended December 31, 2020, 2021 and 2022, the Group recognized an impairment loss of RMB33,600, nil and nil for non-marketable
equity investments, respectively.
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
The Group’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, quality assurance receivable, loans receivable, accounts receivable, quality assurance payable, deferred guarantee income, liability from quality assurance commitment, short-term borrowings and other liabilities.
Short-term investments
The short-term investments consist of time deposits and wealth management products. The short-term investments are measured at fair value.
Other financial instruments
The carrying amounts of financial instruments other than short-term investments, approximate their fair values due to the short-term maturities of these instruments.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(n) Fair value measurement (continu
e
d)

Assets and liabilities measured at fair value on a recurring basis
The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:
December 31, 2021

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments	—	1,204,901	—	1,204,901

December 31, 2022

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments	—	3,427,020	—	3,427,020

The Group values its short-term investments held in certain banks using quoted rate of return or quoted subscription/redemption prices published by the banks for these products, and accordingly, the Group classifies such short-term investments as Level 2 within the fair value hierarchy based on the nature of the fair value inputs.
Assets and liabilities measured at fair value on a
non-recurring
basis
Non-marketable
equity investments are measured at fair value on a
non-recurring
basis. The following table sets forth the unrealized gains and losses from remeasurement (referred to as upward or downward adjustments) recorded as adjustments to the carrying value of non-marketable
equity investments held as of December 31, 2020, 2021 and 2022 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	For the years ended December 31,
	2020	2021	2022
Upward adjustments	—	—	—
Downward adjustments (including impairment)	(36,600)	—	—

Total unrealized gain (losses)	(36,600)	—	—

The following table sets forth the total carrying value of the Group’s non-marketable
equity investments at fair value on a
non-recurring
basis held as of December 31, 2021 and 2022 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities:

	As of December 31,
	2021	2022
Initial cost basis	872,021	937,078
Upward adjustments	3,319	3,319
Downward adjustments (including impairment)	(36,600)	(36,600)

Total carrying value at the end of the period	838,740	903,797

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
As the primary beneficiary of the trusts, the consolidated trust plans and recorded return of the other trust parties into interest expense. T he interest expense is accrued based on the expected rate of return during the contractual term of the trusts
.
The net interest income recorded in the consolidated statement of comprehensive income related to the loans originated by the Group recorded for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Interest income	1,341,657	1,290,016	1,320,510
Less: Interest expense	(228,320)	(73,846)	(146,306)

Net interest income	1,113,337	1,216,170	1,174,204

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
(q) Intangible assets
As of December 31, 2022, the intangible assets held by the Group includes micro-lending license, factoring license, financial leasing license and insurance brokerage license which have indefinite useful life. The Group evaluates these indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(r) Goodwill
Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and the consolidated VIEs. Goodwill is not amortized but is tested for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The guidance provides option that the Company may first assess qualitative factors to determine whether it is necessary to perform quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.
The quantitative impairment test consists of a comparison of the fair value
of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.
(s) Impairment of long-lived assets
The Group evaluates its long-lived assets other than goodwill and intangible assets with indefinite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets. Impairment losses of long-lived assets related to intangible assets recognized for the years ended December 31, 2020, 2021 and 2022 were nil, nil and RMB255, respectively.

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
Deferred guarantee income and liability from quality assurance commitment
Upon adoption of ASC Topic 326 as described in Note 2(b), deferred guarantee income represents the stand ready component of the guarantee contracts that are determined in accordance with ASC Topic 460. At initial recognition, deferred guarantee income is recorded at the fair value of the guarantee contract. Subsequent to initial recognition, deferred guarantee income is released systematically as guarantee income in revenue in the consolidated statement of comprehensive income as the Group is released from the underlying risk.
Liability from quality assurance commitment represents the expected lifetime credit losses of the guarantee contract that are determined in accordance with ASC Topic 326, which are initially recorded separate from and in addition to deferred guarantee income at the amount equal to the expected lifetime credit losses of the underlying loans covered by the quality assurance obligation. The expected credit losses are determined based on historical default experience, known and inherent risks in the portfolio, current economic conditions and future macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The liability is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. Subsequent to initial recognition, the expected credit losses are adjusted for changes in expected lifetime credit losses. The initial recognition and adjustments made to liability from quality assurance commitment are recorded as provision for quality assurance commitment in the consolidated statement of comprehensive income. The table below sets forth the movement of deferred guarantee income and liability from quality assurance commitment for the years ended December 31, 2020, 2021 and 2022:

Deferred guarantee income:	For the years ended December 31,
	2020	2021	2022
Opening balance	1,873,254	1,259,396	1,089,503
Newly written quality assurance obligations	2,838,707	2,423,619	3,780,101
Release of quality assurance obligations upon repayment	(3,386,032)	(2,593,512)	(3,064,440)
Termination of P2P quality assurance obligations*	(66,533)	—	—

Ending balance	1,259,396	1,089,503	1,805,164

Liability from quality assurance commitment:	For the years ended December 31,
	2020	2021	2022
Opening balance	3,593,021	2,390,501	3,188,561
Provision for credit losses of quality assurance obligations	2,057,558	1,904,473	3,018,912
Payouts during the year	(8,297,516)	(7,227,869)	(9,301,920)
Recoveries during the year	5,199,893	6,121,456	6,650,065
Termination of P2P quality assurance obligations*	(162,455)	—	—

Ending balance	2,390,501	3,188,561	3,555,618

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
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Quality assurance obligations (continued)

As of December 31, 2022, the maximum potential future payments, including all outstanding principal and interests covered by the quality assurance obligations were RMB58,929,353.
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
The following table presents the Group’s quality assurance receivable as of December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022
Quality assurance receivable	1,171,304	2,044,159
Allowance for credit losses for quality assurance receivable	(239,506)	(374,304)

Quality assurance receivable, net	931,798	1,669,855

The Group evaluates expected credit losses of quality assurance receivable by on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents quality assurance receivables based on type of borrowers and delinquency as of December 31, 2021 and 2022:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total quality assurance receivable
December 31, 2021
New borrowers	9,094	2,340	2,004	1,931	15,369	269,919	285,288
Repeat borrowers	27,695	6,771	5,935	5,616	46,017	839,999	886,016

Total	36,789	9,111	7,939	7,547	61,386	1,109,918	1,171,304

December 31, 2022
New borrowers	8,505	1,601	1,377	1,350	12,833	315,988	328,821
Repeat borrowers	41,302	8,988	7,638	7,014	64,942	1,650,396	1,715,338

Total	49,807	10,589	9,015	8,364	77,775	1,966,384	2,044,159

As the average tenor of loans facilitated on the Group’s platform are around 8.7 months, substantially all of the quality assurance receivable balance as of December 31, 2022 are originated in 2022.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Quality assurance obligations (continued)

The following table sets forth the movement in the allowance for credit losses for quality assurance receivable as of December 31, 2021 and 2022, respectively:

	For the years ended December 31,
	2020	2021	2022
Beginning balance	809,503	223,514	239,506
Impact of adoption of ASC 326 (Note 2(b))	34,998	—	—
Provision/(reversal) for credit losses	(49,590)	59,136	176,310
Write-offs	(571,397)	(43,144)	(41,512)

Ending balance	223,514	239,506	374,304

(u) Revenue recognition
The Group engages primarily in operating an online consumer finance marketplace by providing an online platform which matches borrowers with institutional funding partners, and assisting facilitation of loans to institutional funding partners on certain third-party online platforms. The Group determines that it is not the legal lender or legal borrower in the above process. Therefore, the Group generally does not record loan receivable and payable arising from the loans between institutional funding partners and borrowers on its balance sheets other than consolidated trusts (Note 3). Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”).
Revenue recognition policies for each type of services under ASC Topic 606 are discussed as follows:
Revenue from Single Loans
In accordance with a series contracts entered into among the borrowers, institutional funding partners and the Group, the Group generally provides the following services to the borrowers and institutional funding partners:

•	The Group operates a platform that enables borrowers and institutional funding partners to exchange information;

•	The Group collects information from borrowers, conduct credit assessment and match borrowers with institutional funding partners;

•	Once borrowers and institutional funding partners are matched, the Group is responsible for collect and transfer funds between borrowers and institutional funding partners;

•	The Group will also provide institutional funding partners with collection services upon borrowers’ default;

•
On monthly basis, the borrowers are obligated to pay transaction service fee and quality assurance contribution/guarantee fee on top of the principal and interest payment. In the event of prepayment, borrowers are obligated to pay the outstanding unpaid transaction service fee and quality assurance contribution in full. Starting from 2021 in the event of early payment, some borrowers are not obligated to pay full contractual service fee and quality assurance contribution amount, and the service fee and quality assurance contribution is collected on a pro-rata
basis upon early loan termination.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(u) Revenue recognition (continued)

The Group determines its customers to be both institutional funding partners and borrowers. The Group charges the transaction service fee as part of the borrowers’ monthly repayment. In accordance with the relevant guidance in ASC Topic 606, the amounts associated with the quality assurance obligation is within the scope of ASC Topic 460 and should be accounted for in accordance with the provisions of that Topic. The services not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC Topic 606 and the applicable revenue recognition guidance. The Group considers loan facilitation services (covering matching of institutional funding partners to borrowers and facilitating the execution of loan agreement between institutional funding partners and borrowers) and post-facilitation services (covering cash processing services and collection services) as two distinctive performance obligations in accordance with ASC Topic 606. The transaction price is first allocated to the quality assurance commitment and quality assurance program, if any, which is recorded at fair value in accordance with ASC Topic 460. Then the remaining considerations are allocated to the loan facilitation and post-facilitation services using their relative standalone selling prices. When estimating total consideration, the Group considers early termination scenarios based on historical early payment and other termination scenarios as the Group can not receive the full contractual service fee amount under early termination, given the service fee is collected on a pro-rata
basis upon early loan termination. Such service fee is determined to be variable consideration that meets the “probable of not reversing” threshold. As such, the Group recognizes revenue related to early termination based on its best estimate and true up adjustments are made from time to time. The Group does not have observable standalone selling price for the loan facilitation services or post-facilitation services because it does not provide loan facilitation services or post-facilitation services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves significant judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post facilitation services as the basis of revenue allocation. When estimating the selling prices, the Group makes certain assumptions mainly including estimates of the cost of providing the services.
The transaction price allocated to loan facilitation is recognized as revenue upon execution of loan agreements between institutional funding partners and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a straight-line method, which approximates the pattern of when the underlying services are performed.
In additional to transaction service fee, the Group also receives fees on future events, such as collection fees. For loans with quality assurance obligation, as the quality assurance will compensate the institutional funding partners should the borrowers are delinquent, the collection fee is considered a variable consideration for the loan facilitation and post-facilitation performance obligations and therefore is included in the total transaction price which is allocated to these two performance obligation based on their relative standalone selling price. The collection fee is only probable of not reserving upon successful collection and as such is not included in the transaction price until then.
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
Revenue disaggregation analysis
The following table sets forth the Group’s operating revenue from different service types:

	For the years ended December 31,
	2020		2021		2022
	With quality assurance obligation	Without quality assurance obligation	With quality assurance obligation	Without quality assurance obligation	With quality assurance obligation	Without quality assurance obligation
Loan facilitation service fees	1,908,851	—	3,604,019	190,163	4,106,467	324,311
Post-facilitation service fees	672,981	—	1,287,760	21,805	1,798,815	131,098
Other revenue
-borrowers referral fee	—	290,337	—	239,070	—	168,430
-investment management fee	31,767	—	—	—	—	—
-others	95,286	64,496	105,758	211,871	110,244	256,194

	2,708,885	354,833	4,997,537	662,909	6,015,526	880,033

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
(w) Sales and marketing expenses
Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB470,243, RMB1,569,167 and RMB1,675,488 for the years ended December 31, 2020, 2021 and 2022, respectively, are charged to the consolidated statements of comprehensive income as incurred.
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
(“ROU”) assets and operating lease liabilities, in the Group’s consolidated balance sheets. The Group does not have any finance leases for the years ended December 31, 2020, 2021 and 2022.
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
(ab) Government grants and subsidy income
The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statement of comprehensive income in the period the cash is received. The government grants received by the Group amounting to RMB74,104, RMB30,596 and RMB84,957 for the years ended December 31, 2020, 2021 and 2022, respectively.

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

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ae) Segment reporting
The Group’s chief operating decision maker, the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and therefore, the Group only has one reportable segment. The Group does not distinguish between markets or segments for the purpose of internal reporting. Most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from within the PRC. Therefore, no geographical segments are presented.
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
paid-in
capital by using
first-in,
first-out
method. The treasury shares account includes 116,279,765 and 136,874,400 ordinary shares mainly for the purpose of exercise of share-based compensation plans as of December 31, 2021 and 2022, respectively.
(ag) Statutory reserves
In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax
profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary’s registered capital. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended December 31, 2020, 2021 and 2022, appropriations to the general reserve amounted to RMB140,860, RMB152,345 and RMB87,998, respectively.

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
to clarify and reduce diversity in an issuer’s accounting for modifications or exchanges of freestanding equity classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption of the amendments is permitted. The adoption of ASC 260 did not have a material impact on the Group’s consolidated financial statements.
In November 2021, the FASB issued ASU
2021-10,
Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance. This update requires certain annual disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. This update is effective for annual periods beginning after December 15, 2021, and early application is permitted. The adoption of ASC 832 did not have a material impact on the Group’s consolidated financial statements.
New accounting standards not yet adopted
In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.
In March 2022, the FASB issued ASU
2022-02,
Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. This update eliminates the accounting guidance for troubled debt restructurings (TDRs) for creditors, requires new disclosures for creditors for certain loan refinancings and restructurings when a borrower is experiencing financial difficulty and requires inclusion of current-period gross writeoffs in the vintage disclosure tables. The amendments in ASU 2022-02 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact on the Group’s consolidated financial statements.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

3. Loans receivable, net
Loans receivable originated and retained by the Group consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Loans	2,410,149	2,430,787
Credit loss allowance for loans receivable	(427,873)	(294,355)

Loans receivable, net	1,982,276	2,136,432

As of December 31, 2022 and 2021, the entire loans receivable balance represents the outstanding loans made to the borrowers from consolidated trusts and subsidiaries of the Group. As part of the Group’s efforts to develop new product offerings for institutional funding partners, a series of trusts were established and administrated by third-party trust companies. These trusts make loans solely to borrowers referred the Group to provide returns to the trust beneficiaries. As such, the Group has power to direct the activities of the trusts. In addition, the Group has the obligation to absorb losses or the right to receive residual benefits from certain trusts that could potentially be significant to these trusts. As a result, the Group is considered the primary beneficiary of the trusts and their assets, liabilities, results of operations and cash flows are consolidated accordingly.
The following table sets forth the activity in the allowance for loan losses for the years ended December 31, 2020, 2021 and 2022.

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Beginning balance	316,124	382,012	427,873
Impact of adoption of ASC 326 (Note 2(b))	303,291	—	—
Provision for loans receivable	463,175	374,243	415,902
Current period write off	(700,578)	(328,382)	(549,420)

Ending balance	382,012	427,873	294,355

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

3. Loans receivable, net (continued)

The Group evaluates expected credit losses of loans receivable by on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents loans receivable based on type of borrowers and delinquency as of December 31, 2021 and December 31, 2022:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total loans receivable
December 31, 2021
New borrowers	31,036	8,658	9,771	7,181	56,646	251,554	308,200
Repeat borrowers	93,254	25,998	26,061	21,617	166,930	1,935,019	2,101,949

Total	124,290	34,656	35,832	28,798	223,576	2,186,573	2,410,149

December 31, 2022
New borrowers	20,171	1,294	1,215	1,057	23,737	293,416	317,153
Repeat borrowers	67,249	10,514	10,537	10,113	98,413	2,015,221	2,113,634

Total	87,420	11,808	11,752	11,170	122,150	2,308,637	2,430,787

As the average tenor of loans facilitated on the Group’s platform are around
8.7
months, substantially all of the loans receivable balance as of December 31, 2022 are originated in 2022.
As of December 31, 2021 and 2022, loans receivable amounting to RMB109,303 and RMB34,730 were in
non-accrual
status with no loans receivable accruing interest 90 days past due. Interest income for non-accrual
loans receivable is recognized on a cash basis. For the years ended December 31, 2020, 2021 and 2022, interest income earned from non-accrual
loans receivable were not material.
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

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

4. Prepaid expenses and other assets
Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Security deposits and other deposits 1	1,666,713	2,762,191
Deductible value-added taxes	105,002	51,024
Prepaid online marketing expenses	33,709	18,347
Advances	15,715	16,880
Others	78,299	118,309

	1,899,438	2,966,751

1
Security deposits and other deposits primarily includes security deposits and rental deposits. Security deposits were set aside as requested by certain institutional funding partners, held in deposit accounts with the institutional funding partners. As of December 31, 2021 and 2022, security deposits set aside by the Group amounted to RMB1,654,989 and RMB2,678,269, respectively.

5. Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Computer and electronic equipment	231,196	286,108
Office furniture and equipment	22,279	22,314
Leasehold improvement	39,266	32,418
Software	46,752	51,426

Total	339,493	392,266
Less: Accumulated depreciation and amortization 1	(227,096)	(250,921)

Property, equipment and software, net	112,397	141,345

1	Depreciation and amortization expenses for the years ended December 31, 2020, 2021 and 2022 was RMB51,780, RMB37,277 and RMB23,825 respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

6. Intangible assets
Intangible assets consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Micro-Lending License	63,760	63,760
Factoring License	265	265
Financial Leasing License 1	255	—
Insurance Brokerage License	34,667	34,667
Intangible assets	98,947	98,692

1
In 2022, the Financial Leasing License related to Zhongyu Zhuhai Financial Leasing Co., Ltd. was revoked and therefore full impairment was provided and provision for intangible assets was written off at the end of the year.

7. Accounts receivable and contract
assets
The following table presents the accounts receivable and contract assets as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB
Accounts receivable and contract assets	2,141,542	2,714,363
Credit loss allowance for accounts receivable and contract assets	(250,696)	(496,918)

Accounts receivable and contract assets, net	1,890,846	2,217,445

The Group evaluates expected credit losses of accounts receivable and contract assets on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents accounts receivable and contract assets based on type of borrowers and delinquency as of December 31, 2021 and 2022:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total accounts receivable and contract assets
December 31, 2021
New borrowers	16,964	3,626	2,863	2,491	25,944	451,127	477,071
Repeat borrowers	50,589	10,409	8,207	6,811	76,016	1,365,710	1,441,726
Other	—	—	—	—	—	222,745	222,745

Total	67,553	14,035	11,070	9,302	101,960	2,039,582	2,141,542

December 31, 2022
New borrowers	30,579	7,622	6,864	6,911	51,976	332,988	384,964
Repeat borrowers	107,109	26,115	23,335	22,319	178,878	1,528,893	1,707,771
Other	—	—	—	—	—	621,628	621,628

Total	137,688	33,737	30,199	29,230	230,854	2,483,509	2,714,363

As the average tenor of loans facilitated on the Group’s platform are around
8.7
months, substantially all of the accounts receivable and contract assets balance as of December 31, 2022 are originated in 2022.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

7. Accounts receivable and contract assets (continued)

As disclosed in note 2(l), the Company
writes-off
the accounts receivable and contract assets and the related allowance when the accounts receivables and contract assets are delinquent for 180 days or more.
The following table sets forth the movement of credit loss allowance for accounts receivable and contract assets as of December 31, 2021 and 2022, respectively:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Beginning balance	145,699	188,725	250,696
Impact of adoption of ASC 326 (Note 2(b))	142,077	—	—
Provision for accounts receivable and contract assets	144,661	139,226	390,882
Current period write-off	(243,712)	(77,255)	(144,660)

Ending balance	188,725	250,696	496,918

8. Employee benefits
The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income for such employee benefits amounted to approximately RMB80,505, RMB140,135 and RMB199,411 for the years ended December 31, 2020, 2021 and 2022, respectively.
9. Accrued expenses and other liabilities
Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2021	2022
	RMB	RMB
Funds payable to institutional funding partners 1	326,914	361,214
Accrued marketing expense	133,399	262,016
Accrued collection service fee	41,654	41,213
Accrued technical services expense	25,988	58,460
Accrued payment channel expenses	21,055	33,872
Accrued professional service fee	25,074	28,734
Payable to platform users	81,150	78,766
Others	64,748	44,433

	719,982	908,708

1	The balance of payable mainly includes funds received from borrowers but not yet transferred to the institutional funding partners due to the settlement time lag.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

10. Related party balances and transactions
Transaction with PPcredit
Amounts incurred by the Group

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Data collection service expense 1	10,104	7,503	37

1
PPcredit Data Service (Shanghai) Co., Ltd. (“PPcredit”) was founded in April 2016 by the founders of the Group to provide data collection services. The Group mainly uses PPcredit as a data provider since PPcredit was established. The price for the service is determined based on the price charged by other market participants.

Amounts due to related parties

	As of December 31,
	2021	2022
	RMB	RMB
PPcredit	2,265	1,000

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
An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. In January 2018, Shanghai Shanghu was approved the Software Enterprise Status. In accordance with PRC EIT Law, Shanghai Shanghu was entitled to enjoy full income tax exemption for 2017 and 2018, and a preferential income tax rate of
12.5
%
for 2019 to 2021. In November 2021, Shanghai Shanghu was qualified as HNTE and was entitled to a preferential income tax rate of
15
%
from 2021 to 2023. In 2020, Hainan Shanghu applied for Software Enterprise Status and obtained Software Enterprise Status in 2021. In accordance with PRC EIT Law, Hainan Shanghu is entitled to enjoy full exemption from EIT for two years beginning from 2020 to 2021, and a
50
%
reduction for the subsequent three years.
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
Starting from 2020, the Company decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company for dividend distribution purposes. The Group accrued RMB58 million and RMB74 million withholding tax liabilities based on a 10% tax rate for certain percentage of the PRC subsidiaries’ profits to be distributed in 2
021 and 202
2, respectively
. As of December 31, 2021 and 2022, there were approximately RMB4,604 million and RMB6,466 million accumulated undistributed profits of PRC subsidiaries that no deferred tax liabilities were provided, respectively. The Group still intends to indefinitely reinvest these remaining undistributed earnings in its PRC subsidiaries.
The Group has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of the consolidated VIEs, which amounted to RMB4,806 million at December 31, 2022 as, after review, it was determined that relevant tax laws and regulations provide for tax-free
transfer of such amounts to the Group’s PRC subsidiaries.
Composition of income tax expenses
The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income during the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Current income tax expenses	298,096	503,139	823,839
Deferred income tax expense	157,325	(262,321)	(369,064)

Total	455,421	240,818	454,775

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2020, 2021 and 2022 and does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2022.
The following table sets forth reconciliation between the computed expected tax expenses (benefit) rate and the effective income tax rate:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Statutory tax rate	25%	25%	25%
Research and development tax credit	(2)%	(3)%	(3)%
Effect of tax holiday 1	(7)%	(17)%	(10)%
Change in valuation allowance	1%	1%	1%
Non-deductible expenses	1%	1%	1%
Withholding tax	1%	2%	3%

Effective income tax rate	19%	9%	17%

1
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

The aggregate amount and per share effect of the tax holidays are as follows

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Tax holiday effect	168,677	471,798	279,033
Net profit per share effect
- Basic	0.11	0.33	0.20

- Diluted	0.11	0.32	0.19

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (continued)

Deferred tax assets
The following table sets forth the significant compon
ents of the deferred tax assets:

	As of December 31,
	2021	2022
	RMB	RMB
Deferred tax assets:
Timing difference in revenue recognition	244,215	582,404
Provision for accounts receivable and contract assets and loans receivable	168,398	259,608
Net accumulated losses-carry forward	117,850	142,609
Payroll and welfare payable and other temporary difference	12,379	16,578
Quality assurance obligations	2,016	33,916
Less: Valuation allowance	(89,117)	(115,754)

Total deferred tax assets	455,741	919,361

Deferred tax liabilities:
Intangible assets arisen from business combination and asset acquisition	(24,607)	(24,607)
Unrealized gain in consolidated trusts	(36,989)	(57,675)
Withholding tax for undistributed earnings	(76,036)	(149,906)

Total deferred tax liabilities	(137,632)	(232,188)

Movement of valuation allowances

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
At beginning of year	6,245	42,233	89,117
Current year additions	40,054	50,925	42,322
Current year reversals	(4,066)	(4,041)	(15,685)

At end of year	42,233	89,117	115,754

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2021 and 2022, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries.
As of December 31, 2022, total tax loss carry forwards of the Company’s subsidiaries in the PRC of approximately RMB589,661, will expire if not used between 2023 and 2027. The applicable carry-forward limitation period is 5 years under the PRC EIT law.
Uncertain tax positions
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2021 and 2022, the Group did not have any significant unrecognized uncertain tax positions.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

12. Ordinary shares and treasury stock

FinVolution Group adopted a dual class share structure. For the years ended December 31, 2020, 2021 and 2022, the Company repurchased 139,954,870, 4,171,000 and 59,088,885 Class A ordinary shares on the open market for an aggregate cash consideration of US$55.4 million (RMB384.9 million), US$2.5 million (RMB16.2 million) and US$51.0 million (RMB343.8 million). The weighted average price of these shares repurchased were US$0.40, US$0.60 and US$0.86 per share. These issued and repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity.
For the years ended December 31, 2020, 2021 and 2022, certain Class B ordinary shareholders sold 5,000,000, 1,800,000 and 10,000,000 Class B ordinary shares on the open market which were automatically transferred into Class A ordinary shares upon completion of the transaction.
As of December 31, 2022, 1,550,071,169 ordinary shares have been issued at par value of US$0.00001, including (i) 980,871,169 Class A ordinary shares and (ii) 569,200,000 Class B ordinary shares.
13. Share-based compensation
The Group recognizes share-based compensation, net of estimated forfeitures, on a straight-line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no
income tax benefit recognized on the Consolidated Statements of Operations for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2020, 2021 and 2022.
In June 2013 and October 2017, the Group adopted 2013 Share Incentive Plan (the “2013 plan”) and 2017 Share Incentive Plan (the “2017 plan”), which allows the Group to offer share-based incentive awards to employees, officers, directors and individual consultants who render services to the Group by granting options, restricted shares or restricted share units. Awards granted under 2013 plan or 2017 plan are generally subject to a four-year vesting schedule as determined by the administrator of the plans.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

13. Share-based compensation (continued)

Share Options
The following table sets forth the stock option shares activities under all the option plans for the years ended December 31, 2020, 2021 and 2022:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$		US$
Outstanding at December 31, 2020	26,029,630	0.3708	1.31	5,581

Canceled/Forfeited	(1,300,000)	0.5876	—	—
Expired	(40,835)	0.1260	—	—
Exercised	(17,614,760)	0.2915	—	—

Outstanding at December 31, 2021	7,074,035	0.5331	1.24	3,607

Expired	(57,505)	0.3200	—	—
Exercised	(3,925,830)	0.3211	—	—

Outstanding at December 31, 2022	3,090,700	0.8064	1.07	836

Vested and expected to vest at December 31, 2022	3,069,896	0.8069	1.07	830
Exercisable as of December 31, 2022	1,730,780	1.039	0.58	268
For the years ended December 31, 2020,
2021
and 2022, total share-based compensation expenses recognized related to the share options were RMB6,218, RMB774 and RMB
365, respectively. As of December 31, 2022, the unrecognized compensation cost was RMB 519. These amounts are expected to be recognized over a weighted average period of 0.81 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.
The aggregate intrinsic value is calculated as the difference between the exercise prices of the options and the per-share
fair value of ordinary shares of the Group of US$0.52, US$0.99 and US$0.99 as of December 31, 2020, 2021 and 2022, respectively.
The weighted average grant-date
per-share
fair value of options granted during the years ended December 31, 2020, 2021 and 2022 was US$
0.13, nil and nil, respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

13. Share-based compensation (continued)

Share Options (continued)

The
fair value of each option granted under the Company’s Incentive Shares plan was estimated on the date of grant using the binomial model that uses the assumption noted in the following table:

Options Granted in 2020
RMB
Risk-free interest rate	0.6%
Expected life (in years)	5
Expected dividend yield	0%
Expected volatility	48.61%
Exercise multiple	2.8
RSUs
The following table sets forth the Company’s RSUs activities under all incentive plans for the years ended December 31, 2020, 2021 and 2022:

	Number of RSUs	Weighted-average grant date fair value
		US$
Unvested at December 31, 2020	75,830,495	0.4290
Granted	22,322,425	0.7675
Vested	(15,183,045)	0.4803
Canceled/Forfeited	(10,052,130)	0.4644

Unvested at December 31, 2021	72,917,745	0.5452

Granted	18,899,005	0.7949
Vested	(34,568,420)	0.4956
Canceled/Forfeited	(3,954,590)	0.7580

Unvested at December 31, 2022	53,293,740	0.6510

Total share-based compensation cost for the RSUs amounted to RMB35,951, RMB94,439 and RMB88,665 for the years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, there was RMB194,932 unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.08 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

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
Basic net profit per share and diluted net profit per share have been calculated in accordance with ASC Topic 260 on computation of earnings per share for the years ended December 31, 2020, 2021 and 2022 as follows:

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB
Basic net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	1,972,700	2,508,947	2,266,382

Denominator:
Weighted average number of ordinary shares outstanding—basic	1,477,162,991	1,420,870,790	1,412,648,862

Net profit per share attributable to FinVolution Group’s ordinary shareholders — basic	1.34	1.77	1.60
Dilute net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	1,972,700	2,508,947	2,266,382

Denominator:
Weighted average number of ordinary shares outstanding—basic	1,477,162,991	1,420,870,790	1,412,648,862
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	9,801,862	8,495,974	2,330,707
Ordinary shares issuable upon the vesting of outstanding restricted share units using the treasury stock method	4,360,567	53,135,068	39,311,747
Weighted average number of ordinary shares outstanding—diluted	1,491,325,420	1,482,501,832	1,454,291,316

Net profit per share attributable to FinVolution Group’s ordinary shareholders — diluted	1.32	1.69	1.56

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
(a) The following table sets forth the breakdown of leasing expenses:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Lease cost:
Amortization of right-of-use assets	30,261	36,094
Interest of lease liabilities	1,695	5,087
Expenses for short-term leases within 12 months	5,911	5,461

Total lease cost	37,867	46,642

(b) The following table sets forth the supplemental cash flow information related to leases:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Other information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	36,066	40,837

(c) The following table sets forth the weighted-average remaining lease term and discount rate:

	As of December 31,
	2021	2022
Weighted-average remaining lease term
Operating leases	3.30 years	5.31 years
Weighted-average discount rate
Operating leases	4.75%	4.84%

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

15. Leases (continued)

(d) The following table sets forth the movement of right of use assets for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Beginning balance	54,968	49,138
Recognition of additional leasing contract	24,431	179,384
Amortization of right of use assets	(30,261)	(36,094)

Ending balance	49,138	192,428

(e) The following table sets forth the movement of leasing liabilities for the years ended December 31, 2021 and 2022:

	For the years ended December 31,
	2021	2022
	RMB	RMB
Beginning balance	43,296	33,356
Recognition of additional leasing contract	24,431	179,384
Interest of lease liabilities	1,695	5,087
Leasing payment	(36,066)	(40,837)

Ending balance	33,356	176,990

(f) The following table sets forth the maturities of lease liabilities:

As of
December 31, 2022
RMB
2023	44,083
2024	35,475
2025	37,446
2026	38,414
2027	34,502
2028	16,976

Total undiscounted lease payments	206,896
Less: Imputed interest	(29,906)

Total lease liabilities	176,990

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

16. Commitments and contingencies
(a) Capital and other commitments
The Group did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2022.
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
In the opinion of management, the likelihood of loss in respect of the Company’s contractual arrangements with the VIEs is remote.
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

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

17. Restricted net assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax
income prior to payment of any dividends. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 7,947,578 or 63.9% of the consolidated net assets of the Group as of December 31, 2022. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders. Furthermore, cash transfers from the Group’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Group, or otherwise satisfy their foreign currency denominated obligations.

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
The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2022.

	As of December 31,
	2021	2022
	RMB	RMB	US$ Note2(f)
Assets
Cash and cash equivalents	38,231	21,990	3,188
Short-term investments	—	48,752	7,068
Prepaid expenses and other assets	2,795	13,582	1,969
Amounts due from Group companies	694,123	641,549	93,016
Investment in subsidiaries 1	10,574,557	13,049,302	1,891,971

Total assets	11,309,706	13,775,175	1,997,212

Liabilities and Shareholders’ Equity
Accrued expenses and other liabilities	5,647	3,291	476
Contract liability	1,610	—	—
Amounts due to Group compa n ies	647,199	1,400,183	203,007

Total liabilities	654,456	1,403,474	203,483

Shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2021 and 2022; 970,871,169 and 980,871,169 issued as of December 31, 2021 and 2022; 854,591,404 and 843,996,769 outstanding as of December 31, 2021 and 2022)	64	64	9
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2021 and 2022; 579,200,000 and 569,200,000 issued and outstanding as of December 31, 2021 and 2022)	39	39	6
Additional paid-in capital	5,694,733	5,692,703	825,364
Treasury stock (116,279,765 and 136,874,400 shares as of December 31, 2021 and 2022)	(324,171)	(568,595)	(82,439)
Statutory reserves	610,403	698,401	101,259
Accumulated other comprehensive inc ome	(16,769)	52,237	7,575
Retained earnings	4,690,951	6,496,852	941,955

Total shareholders’ equity	10,655,250	12,371,701	1,793,729

Total liabilities and shareholders’ equity	11,309,706	13,775,175	1,997,212

1	The subsidiaries consolidate the VIEs and their subsidiaries (including the consolidated trusts).

F-6
0

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

18. Condensed financial informati
on
of the parent company (continued)

Statements of comprehensive income

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ Note 2(f)
Operating expenses
General and administrative expenses	(20,720)	(18,617)	(20,027)	(2,904)

Profits from operations
Other income, net	2,158	1,502	(1,100)	(159)
Income from subsidiaries 1	1,991,262	2,526,062	2,287,509	331,658

Net profit	1,972,700	2,508,947	2,266,382	328,595

Net profit attributable to ordinary shareholders	1,972,700	2,508,947	2,266,382	328,595

1	Income from subsidiaries includes income from the consolidated VIEs and their subsidiaries (including the consolidated trusts).
Statements of cash flows

	For the years ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$ Note 2(f)
Net cash used in operating activities for Third-party	(6,282)	(45,587)	(36,357)	(5,271)

Net cash used in operating activities	(6,282)	(45,587)	(36,357)	(5,271)

Collection of loans from Group companies	557,936	846,737	455,144	65,990
Cash paid as loans extended to Group companies	—	(238,254)	(402,570)	(58,367)
Other investing activities	—	—	(48,275)	(6,999)

Net cash provided by investing activities	557,936	608,483	4,299	624

Repayment of loans to Group companies	—	(839,719)	(487,333)	(70,657)
Cash received as loans from Group companies	—	603,955	1,240,317	179,829
Other financing activities	(636,936)	(310,221)	(702,674)	(101,878)

Net cash provided by (used in) financing activities	(636,936)	(545,985)	50,310	7,294

19. Subsequent events
On March 1
4
, 202
3
, the Board of Directors of the Company unanimously approved a cash dividend of US$ 0.215 (RMB1.48) per ADS, and is expected to be distributed on or around May 5, 2023 to shareholders of record as of the close of business on April 13, 2023.

F-6
1