Form 20-F
period 2023-12-31
FinVolution Group
filed 2024-04-25
CIK 1691445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Phone: +
86 21 8030 3200
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
Not Applicable
(Title of Class)

As of December 31, 2023, there were 1,326,394,939 ordinary shares outstanding, consisting of 757,194,939

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

•	“ADSs” refer to our American depositary shares, each of which represents five Class A ordinary shares;

•	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•

“outstanding loan balance” as of a given date refers to, in the case of the China market, the balance of outstanding loans facilitated on our platform in China excluding loans delinquent for more than 180 days from such date, and in the case of the overseas markets, the balance of outstanding loans facilitated on our platforms in the overseas markets excluding loans delinquent for more than 30 days from such date;

•	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.00001 per share;

•	“overseas markets” refer to our markets outside China;

•	“RMB” and “Renminbi” refer to the legal currency of China;

•	“SEC” refers to the U.S. Securities and Exchange Commission;

•	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

•

“we,” “us,” “our company,” “our” and “FinVolution” refer to FinVolution Group, our Cayman Islands holding company, its direct and indirect subsidiaries. Our operations in China are primarily through (i) our PRC subsidiaries, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, including Beijing Paipairongxin Investment Consulting Co., Ltd., Shanghai Zihe Information Technology Group Co., Ltd., and Shanghai Ledao Technology Co., Ltd., and (iii) the subsidiaries of the consolidated variable interest entities. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP for accounting purposes. Investors are purchasing an interest in FinVolution Group, a Cayman Islands holding company with no operations of its own. FinVolution Group does not have any equity ownership in the consolidated variable interest entities; and

•	“WFOEs” refer to Shanghai Guangjian Information Technology Co., Ltd. and Shanghai Manyin Information Technology Co., Ltd., our wholly owned subsidiaries in China.

Our reporting currency is the Renminbi because the overwhelming majority of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB7.0999 to US$1.00, the noon buying rate on December 29, 2023 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 19, 2024, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.2403 to US$1.00.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our mission and strategies;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online consumer finance platform market;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with institutional funding partners and borrowers;

•	competition in our industry;

•	general economic and business condition in the markets where we have operations; and

•	government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

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

Notes:

(1)

Beijing Paipairongxin currently has four shareholders: Jun Zhang, our co-founder and director, Tiezheng Li, our co-founder, vice chairman and chief executive officer, Honghui Hu, our co-founder and director, and Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 13.22%, 4.81%, 12.85%, and 69.12% of Beijing Paipairongxin’s equity interests, respectively.

(2)

Shanghai Zihe currently has four shareholders: Jun Zhang, our co-founder and director, Tiezheng Li, our co-founder, vice chairman and chief executive officer, Honghui Hu, our co-founder and director, Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 25% of Shanghai Zihe’s equity interests, respectively.

(3)

Shanghai Ledao currently has two shareholders: Lizhong Chen, a family relative of Tiezheng Li, and Yejun Jiang, a family relative of Honghui Hu, each holding 50% of Shanghai Ledao’s equity interests, respectively.

(4)	The remaining 20% equity interest is held by an unrelated third party.

(5)	The remaining 51% equity interest is held by our company through different intermediate entities.

FinVolution Group is not an operating company in China but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities. Our operations in China are primarily through (i) our PRC subsidiaries, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, and (iii) the subsidiaries of the consolidated variable interest entities. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services business, such as the internet content provision services and online data processing and transaction processing services. Accordingly, we operate these businesses in China through the consolidated variable interest entities and their respective subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their respective shareholders to direct the activities of operation of the consolidated variable interest entities and their respective subsidiaries. This structure provides investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the consolidated variable interest entities and their respective subsidiaries accounted for 88.0%, 83.9% and 78.6% of our total revenues for 2021, 2022 and 2023, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to FinVolution Group, its subsidiaries, and, in the context of describing our operations in China and consolidated financial information, the consolidated variable interest entities and their respective subsidiaries in China, including but not limited to (i) Beijing Paipairongxin Investment Consulting Co., Ltd., or Beijing Paipairongxin, which was established in June 2012; (ii) Shanghai PPDai Financial Information Service Co., Ltd., or Shanghai PPDai, a subsidiary of Beijing Paipairongxin, which was established in January 2011 and operates our ppdai.com website and PPDai mobile application; (iii) Hefei PPDai Information Technology Co., Ltd., or Hefei PPDai, a subsidiary of Shanghai PPDai, which was established in December 2016 and holds the value-added telecommunication business operation license for operation of call center services; (iv) Shanghai Erxu Information Technology Co., Ltd., or Shanghai Erxu, a subsidiary of Shanghai Zihe, which was established in April 2018 and primarily engages in the business of introducing borrowers to institutional funding partners to match transactions; and (v) Shanghai Ledao Technology Co., Ltd., or Shanghai Ledao, which was established in January 2019 and currently does not engage in any business operations. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not and may never have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries.

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

There are also substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules regarding the status of the rights of our Cayman Islands holding company with respect to its contractual arrangements with the consolidated variable interest entities and their shareholders. It is uncertain whether any new PRC laws or regulations relating to consolidated variable interest entity structures will be adopted or if adopted, what they would provide. If we or any of the consolidated variable interest entities is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements regarding the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

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

We face various legal and operational risks and uncertainties related to doing business in China. The overwhelming majority of our business operations are in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

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

In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. We were therefore not identified as a Commission-Identified Issuer under the HFCA Act after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCA Act. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities and their respective subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated variable interest entities in China, except that Shanghai PPDai has not obtained any value-added telecommunication business operation license. Due to the lack of regulatory authorities’ final interpretation of the applicable laws, there still exists uncertainties on which category of value-added telecommunication business operation license that may be applicable to Shanghai PPDai as the operator of our ppdai.com website and PPDai mobile application, and therefore Shanghai PPDai has not obtained any value-added telecommunication business operation license. We cannot rule out the possibility that Shanghai PPDai may be deemed by certain regulatory authorities as operating our ppdai.com website and PPDai mobile application without an appropriate value-added telecommunication business operation license, and we may be subject to regulatory penalties, including, but not limited to, rectification orders and warnings, fines, confiscation of illegal gains, and suspension or termination of operating of our website and mobile application.

In addition, given the rapid evolving of the online consumer finance industry and the uncertainties of interpretation and implementation of applicable laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platforms in the future. For example, when facilitating the connection of borrowers to our institutional funding partners to match transactions, Shanghai Erxu also provides preliminary credit assessment services to these institutional funding partners for the referred borrowers. If regulatory authorities categorize these services as credit reference business or information provision activities, Shanghai Erxu may be requested to obtain a license for individual credit reference business, or alternatively, engage in collaborations with licensed credit reference agencies and submit the related cooperation agreements with the People’s Bank of China or its provincial branches. If we cannot obtain the regulatory approval or complete the filing in a timely manner, we may be deemed as violating the laws and regulations relating to credit reference services and subject to regulatory penalties, including cessation of business operations, confiscation of illegal gains, fines from RMB50,000 to RMB500,000, and even criminal liability. If we, our subsidiaries, the consolidated variable interest entities or their subsidiaries do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, or if we are required to obtain additional permissions or approvals in the future due to changes of laws, regulations or interpretations, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

Furthermore, as advised by Hui Ye Law Firm, our PRC counsel, in connection with our historical issuance of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the consolidated variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, if the PRC governmental authorities determine that our business may affect national security, they may initiate cybersecurity review against us. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”

The PRC government has promulgated certain regulations and rules to exert more oversight and control over offerings that are conducted overseas or foreign investment in China-based issuers. On February 17, 2023, the CSRC published the Trial Administrative Measures on the Overseas Issuance and Listing of Securities by Domestic Companies and five supporting guidelines, which are collectively known as the CSRC Filing Measures, effective on March 31, 2023. Pursuant to the CSRC Filing Measures, domestic companies in the PRC that directly or indirectly offer or list their securities in an overseas market are required to file with the CSRC. In addition, an overseas listed company must also submit the filing with respect to its follow-on offerings, issuance of convertible corporate bonds and exchangeable bonds, and other equivalent offering activities, within a specific time frame requested under the CSRC Filing Measures. Therefore, we will be required to file with the CSRC for our overseas offering of equity and equity linked securities in the future within the applicable scope of the CSRC Filing Measures. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.”

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

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

•

the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•

with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Our memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

The overwhelming majority of our operations are conducted in China, and a significant portion of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a significant portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States, in the event that you believe that your rights have been infringed under the securities laws of the United States or any state in the United States.

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

We have been advised by our Cayman Islands legal counsel, Maples and Calder (Hong Kong) LLP, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any State, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For such a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and may not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

Cash and Asset Flows Through Our Organization

FinVolution Group is a holding company with no operations of its own. Our operations in China are primarily through our subsidiaries and the consolidated variable interest entities and their respective subsidiaries in China. As a result, although other means are available for us to obtain financing at the holding company level, FinVolution Group’s ability to continue paying dividends to the shareholders and investors of the ADSs and to service any debt it may incur may depend upon dividends paid by our PRC subsidiaries and service fees paid by the consolidated variable interest entities in China. If any of our PRC subsidiaries or the consolidated variable interest entities incurs debt on its own behalf in the future, the instruments governing such debt may restrict our PRC subsidiaries’ ability to pay dividends to FinVolution Group or the consolidated variable interest entities’ ability to pay service fees. In addition, our PRC subsidiaries are permitted to pay dividends to FinVolution Group only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Further, our PRC subsidiaries and the consolidated variable interest entities are required to make appropriations to certain statutory reserve funds or may make appropriations to certain discretionary funds, which are not distributable as cash dividends except in the event of a solvent liquidation of the companies. For more details, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Holding Company Structure.”

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB7.8 billion, RMB8.0 billion and RMB7.9 billion (US$1.1 billion) as of December 31, 2021, 2022 and 2023, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the consolidated variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.”

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to FinVolution Group, the parent company, by our subsidiaries.

Under PRC law, FinVolution Group may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements.

As of December 31, 2023, FinVolution Group, the parent company, had made cumulative capital contribution of RMB1,291.4 million (US$181.9 million) to our PRC subsidiaries through intermediate holding companies.

The consolidated variable interest entities may transfer cash to the corresponding PRC subsidiaries by paying service fees according to the restated exclusive technology consulting and service agreement or the exclusive technology consulting and service framework agreements, as applicable. Pursuant to these agreements between each of the consolidated variable interest entities and its corresponding PRC subsidiary, each of the consolidated variable interest entities agrees to pay the corresponding PRC subsidiary for technology consulting and service at an amount as determined on a case-by-case basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by the corresponding PRC subsidiary and its employees, the commercial value of the technology consulting and service to be provided by the corresponding PRC subsidiary, and the revenue the consolidated variable interest entity generates due to the technology consulting and service provided by the corresponding PRC subsidiary. For the years ended December 31, 2021, 2022 and 2023, the service fees paid by the consolidated variable interest entities to the PRC subsidiaries through technical development service arrangements and technical support service arrangements were RMB2,313.2 million, RMB3,598.8 million and RMB2,132.2 million (US$300.3 million), respectively. If there is any amount payable to corresponding PRC subsidiaries under the contractual arrangements, the consolidated variable interest entities will settle the amount accordingly.

The following is a summary of cash transfers that have occurred between our subsidiaries and the consolidated variable interest entities:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Cash paid by the consolidated variable interest entities to our subsidiaries under service agreements[1]	(2,313,224)	(3,598,761)	(2,132,263)
Cash received by the consolidated variable interest entities from our subsidiaries under service agreements[2]	534,988	650,751	555,623
Capital contribution by the consolidated variable interest entities to our subsidiaries for intra-group investing[3]	(22,432)	(10,020)	—
Collection of loans by the consolidated variable interest entities from our subsidiaries for intra-group investing[4]	389,043	72,373	122,365
Cash paid as loans by the consolidated variable interest entities to our subsidiaries for intra-group investing[5]	(2,328,235)	(304,533)	(408,030)
Repayment of loans by the consolidated variable interest entities to our subsidiaries for intra-group financing[6]	(164,719)	(134,307)	(1,667,749)
Cash received as loans by the consolidated variable interest entities from our subsidiaries for intra-group financing[7]	1,785,238	1,533,401	1,357,249

Notes:

(1)

Represents the “cash used in operating activities under service agreements for group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the cash paid by the consolidated variable interest entities for intercompany services, including technical development services and technical support services.

(2)

Represents the “cash provided by operating activities under service agreements for group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the cash received by the consolidated variable interest entities for intercompany services, including technical development services and technical support services.

(3)

Represents the “capital contribution to group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the capital contribution by the consolidated variable interest entities to group companies.

(4)

Represents the “collection of loans from group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the collection of loans by the consolidated variable interest entities from group companies.

(5)

Represents the “cash paid as loans extended to group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the cash paid as loans by the consolidated variable interest entities to group companies.

(6)

Represents the “repayment of loans to group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the repayment of loans by the consolidated variable interest entities to group companies.

(7)

Represents the “cash received as loans from group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the cash received as loans by the consolidated variable interest entities from group companies.

For the years ended December 31, 2021, 2022 and 2023, except as disclosed above, no transfers of other assets, dividends or distributions were made between the holding company, our subsidiaries, and consolidated variable interest entities.

Our board of directors declared dividends in every March from 2019 to 2024. In addition, in March 2022, our board of directors approved an annual cash dividend policy, pursuant to which we will declare and distribute a recurring cash dividend at an amount of no less than 10% of our net income after tax in the previous fiscal year in the future. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” For the years ended December 31, 2021, 2022 and 2023, dividends made to U.S. investors were RMB317.6 million, RMB372.5 million and RMB416.5 million (US$58.7 million).

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

(iv)

The Enterprise Income Tax Law of the PRC imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2023
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party revenues	—	2,685,155	2,751	9,859,539	—	12,547,445
Group company revenues(1)	—	3,542,003	16,158	498,189	(4,056,350)	—
Net revenues	—	6,227,158	18,909	10,357,728	(4,056,350)	12,547,445
Third-party expenses	(19,446)	(1,226,081)	(21,154)	(3,633,284)	—	(4,899,965)
Group company expenses(1)	—	(516,395)	(2,927)	(3,542,004)	4,061,326	—
Related party expenses	—	—	—	—	—	—
Provision for accounts receivable and contract assets	—	(175,800)	—	(78,148)	—	(253,948)
Provision for loans receivable	—	(557,338)	889	(30,394)	—	(586,843)
Credit losses for quality assurance commitment	—	(865,628)	—	(3,557,174)	—	(4,422,802)
Total operating expenses	(19,446)	(3,341,242)	(23,192)	(10,841,004)	4,061,326	(10,163,558)
Income (loss) from subsidiaries(2)	2,325,611	(286,503)	2,858,976	3,719	(4,901,803)	—
Loss of the consolidated variable interest entities	—	—	(282,595)	—	282,595	—
Income from operations	2,306,165	2,599,413	2,572,098	(479,557)	(4,614,232)	2,383,887
Other income, net	34,670	125,117	375	232,074	2,462	394,698
Profit before income tax expenses	2,340,835	2,724,530	2,572,473	(247,483)	(4,611,770)	2,778,585
Income tax expenses	—	(359,988)	—	(35,112)	—	(395,100)
Net profit	2,340,835	2,364,542	2,572,473	(282,595)	(4,611,770)	2,383,485
Net loss attributable to non-controlling interest shareholders	—	(38,931)	—	—	(3,719)	(42,650)
Net profit attributable to FinVolution Group’s ordinary shareholders	2,340,835	2,325,611	2,572,473	(282,595)	(4,615,489)	2,340,835

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2022
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party revenues	—	1,790,631	3,141	9,340,431	—	11,134,203
Group company revenues(1)	—	3,296,525	14,431	535,053	(3,846,009)	—
Net revenues	—	5,087,156	17,572	9,875,484	(3,846,009)	11,134,203
Third-party expenses	(20,027)	(1,012,268)	(17,525)	(3,567,004)	—	(4,616,824)
Group company expenses(1)	—	(501,323)	(1,006)	(3,343,680)	3,846,009	—
Related party expenses	—	—	—	(37)	—	(37)
Provision for accounts receivable and contract assets	—	(106,498)	—	(284,384)	—	(390,882)
Provision for loans receivable	—	(324,351)	1,239	(92,790)	—	(415,902)
Credit losses for quality assurance commitment	—	(213,884)	—	(2,981,336)	—	(3,195,220)
Total operating expenses	(20,027)	(2,158,324)	(17,292)	(10,269,231)	3,846,009	(8,618,865)
Income (loss) from subsidiaries(2)	2,287,509	(254,159)	2,479,647	2,379	(4,515,376)	—
Loss of the consolidated variable interest entities	—	—	(255,886)	—	255,886	—
Income from operations	2,267,482	2,674,673	2,224,041	(391,368)	(4,259,490)	2,515,338
Other income, net	(1,100)	61,729	1,340	158,724	—	220,693
Profit before income tax expenses	2,266,382	2,736,402	2,225,381	(232,644)	(4,259,490)	2,736,031
Income tax expenses	—	(431,640)	107	(23,242)	—	(454,775)
Net profit	2,266,382	2,304,762	2,225,488	(255,886)	(4,259,490)	2,281,256
Net loss attributable to non-controlling interest shareholders	—	(17,253)	—	—	2,379	(14,874)
Net profit attributable to FinVolution Group’s ordinary shareholders	2,266,382	2,287,509	2,225,488	(255,886)	(4,257,111)	2,266,382

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2021
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party revenues	—	1,132,093	4,057	8,333,978	—	9,470,128
Group company revenues(1)	—	2,545,816	16,400	796,071	(3,358,287)	—
Net revenues	—	3,677,909	20,457	9,130,049	(3,358,287)	9,470,128
Third-party expenses	(18,617)	(892,810)	(18,850)	(3,441,504)	—	(4,371,781)
Group company expenses(1)	—	(812,471)	—	(2,545,816)	3,358,287	—
Related party expenses	—	—	—	(7,503)	—	(7,503)
Provision for accounts receivable and contract assets	—	(4,288)	—	(134,938)	—	(139,226)
Provision for loans receivable	—	(406,560)	—	32,317	—	(374,243)
Credit losses for quality assurance commitment	—	—	—	(1,963,609)	—	(1,963,609)
Total operating expenses	(18,617)	(2,116,129)	(18,850)	(8,061,053)	3,358,287	(6,856,362)
Income (loss) from subsidiaries(2)	2,526,062	1,015,784	1,351,628	(448)	(4,893,026)	—
Income of the consolidated variable interest entities	—	—	1,017,759	—	(1,017,759)	—
Income from operations	2,507,445	2,577,564	2,370,994	1,068,548	(5,910,785)	2,613,766
Other income, net	1,502	26,847	345	93,674	—	122,368
Profit before income tax expenses	2,508,947	2,604,411	2,371,339	1,162,222	(5,910,785)	2,736,134
Income tax expenses	—	(92,428)	(3,927)	(144,463)	—	(240,818)
Net profit	2,508,947	2,511,983	2,367,412	1,017,759	(5,910,785)	2,495,316
Net loss attributable to non-controlling interest shareholders	—	14,079	—	—	(448)	13,631
Net profit attributable to FinVolution Group’s ordinary shareholders	2,508,947	2,526,062	2,367,412	1,017,759	(5,911,233)	2,508,947

Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	67,403	2,792,169	3,594	2,106,153	—	4,969,319
Restricted cash	—	297,912	—	1,502,159	—	1,800,071
Short-term investments	—	1,321,059	—	1,639,762	—	2,960,821
Accounts receivable and contract assets	—	273,145	—	1,935,393	—	2,208,538
Quality assurance receivable	—	270,282	—	1,485,333	—	1,755,615
Property, equipment and software, net	—	125,216	—	15,717	—	140,933
Intangible assets	—	63,760	—	34,932	—	98,692
Loans and receivables, net of credit loss allowance for loans receivables	—	477,549	—	649,839	—	1,127,388
Investments	—	170,378	—	964,755	—	1,135,133
Investment in subsidiaries (3)	15,373,634	5,497,244	10,094,905	108,800	(31,074,583)	—
Net assets of the consolidated variable interest entities	—		4,844,756	—	(4,844,756)	—
Deferred tax assets	—	545,018	—	1,079,307	—	1,624,325
Prepaid expenses and other assets	18,290	118,164	146,742	3,096,253	—	3,379,449
Amounts due from Group companies(4)	1,108,198	8,341,052	642,052	2,544,968	(12,636,270)	—
Amounts due from related party	—	1	—	4,867	—	4,868
Right of use assets	—	6,897	—	31,213	—	38,110
Goodwill(9)	—	50,411	—	—	—	50,411
Total assets	16,567,525	20,350,257	15,732,049	17,199,451	(48,555,609)	21,293,673
Deferred guarantee income	—	278,354	—	1,603,682	—	1,882,036
Liability from quality assurance commitment	—	321,119	—	2,985,013	—	3,306,132
Payroll and welfare payable	—	115,525	3,389	142,614	—	261,528
Taxes payable	—	74,004	—	133,473	—	207,477
Short-term borrowings	—	5,756	—	—	—	5,756
Funds payable to investors of consolidated trusts	—	30	—	436,322	—	436,352
Contract liability	—	—	—	5,109	—	5,109
Amounts due to Group companies(4)	2,817,322	3,434,173	136,469	6,248,306	(12,636,270)	—
Amounts due to related party	—	—	—	134	—	134
Deferred tax liabilities	—	275,407	—	65,201	—	340,608
Accrued expenses and other liabilities	1,418	238,275	42	702,030	—	941,765
Leasing liabilities	—	3,067	—	32,811	—	35,878
Total liabilities	2,818,740	4,745,710	139,900	12,354,695	(12,636,270)	7,422,775
Total FinVolution Group shareholders’ equity(3)	13,748,785	15,373,634	15,592,149	4,844,756	(35,810,539)	13,748,785
Non-controlling interest	—	230,913	—	—	(108,800)	122,113
Total shareholders’ equity	13,748,785	15,604,547	15,592,149	4,844,756	(35,919,339)	13,870,898
Total liabilities and shareholders’ equity	16,567,525	20,350,257	15,732,049	17,199,451	(48,555,609)	21,293,673

Condensed Consolidating Balance Sheets Information

	As of December 31, 2022
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	21,990	1,757,304	7,070	1,850,016	—	3,636,380
Restricted cash	—	169,897	—	2,672,810	—	2,842,707
Short-term investments	48,752	680,948	—	2,697,320	—	3,427,020
Accounts receivable and contract assets	—	644,100	—	1,573,345	—	2,217,445
Quality assurance receivable	—	124,894	—	1,544,961	—	1,669,855
Property, equipment and software, net	—	114,431	—	26,914	—	141,345
Intangible assets	—	63,505	—	35,187	—	98,692
Loans and receivables, net of credit loss allowance for loans receivables	—	694,219	—	1,442,213	—	2,136,432
Investments	—	138,137	—	945,947	—	1,084,084
Investment in subsidiaries(3)	13,049,302	5,930,934	7,827,297	73,853	(26,881,386)	—
Net assets of the consolidated variable interest entities	—	1,395,376	5,482,793	—	(5,482,793)	—
Deferred tax assets	—	130,496	—	788,865	—	919,361
Prepaid expenses and other assets	13,582	102,632	147,859	2,702,678	—	2,966,751
Amounts due from Group companies(4)	641,549	6,932,627	600,313	2,316,737	(10,491,226)	—
Right of use assets	—	3,212	—	189,216	—	192,428
Goodwill(9)	—	50,411	—	—	—	50,411
Total assets	13,775,175	17,537,747	14,065,332	18,860,062	(42,855,405)	21,382,911
Deferred guarantee income	—	81,964	—	1,723,200	—	1,805,164
Liability from quality assurance commitment	—	315,783	—	3,239,835	—	3,555,618
Payroll and welfare payable	—	113,207	3,246	157,955	—	274,408
Taxes payable	—	82,453	—	51,574	—	134,027
Funds payable to investors of consolidated trusts	—	—	—	1,845,210	—	1,845,210
Contract liability	—	—	—	5,109	—	5,109
Amounts due to Group companies(4)	1,400,183	3,638,208	303,770	5,149,065	(10,491,226)	—
Amounts due to related party	—	—	—	1,000	—	1,000
Deferred tax liabilities	—	91,976	—	140,212	—	232,188
Accrued expenses and other liabilities	3,291	15,285	85	890,047	—	908,708
Leasing liabilities	—	2,928	—	174,062	—	176,990
Total liabilities	1,403,474	4,341,804	307,101	13,377,269	(10,491,226)	8,938,422
Total FinVolution Group shareholders’ equity(3)	12,371,701	13,049,302	13,758,231	5,482,793	(32,290,326)	12,371,701
Non-controlling interest	—	146,641	—	—	(73,853)	72,788
Total shareholders’ equity	12,371,701	13,195,943	13,758,231	5,482,793	(32,364,179)	12,444,489
Total liabilities and shareholders’ equity	13,775,175	17,537,747	14,065,332	18,860,062	(42,855,405)	21,382,911

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2023
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash used in operating activities under service agreements for Group companies(5)	—	(1,987,993)	(59,897)	(2,132,263)	4,180,153	—
Cash provided by operating activities under service agreements for Group companies(5)	—	4,111,165	(486,635)	555,623	(4,180,153)	—
Net cash provided by (used in) operating activities for Third-parties	9,545	876,843	(458,067)	985,102	—	1,413,423
Net cash provided by (used in) operating activities	9,545	3,000,015	(1,004,599)	(591,538)	—	1,413,423
Collection of loans from Group companies(7)	32,913	1,719,057	463,310	122,365	(2,337,645)	—
Cash paid as loans extended to Group companies(8)	(499,562)	(3,712,008)	(2,256)	(408,030)	4,621,856	—
Other investing activities	—	(165,548)	—	1,579,038	—	1,413,490
Net cash provided by (used in) investing activities	(466,649)	(2,158,499)	461,054	1,293,373	2,284,211	1,413,490
Repayment of loans to Group companies(7)	(74,346)	(473,185)	(122,365)	(1,667,749)	2,337,645	—
Cash received as loans from Group companies(8)	1,491,485	1,761,088	12,034	1,357,249	(4,621,856)	—
Other financing activities	(1,110,984)	14,712	—	(1,462,779)	—	(2,559,051)
Net cash provided by (used in) financing activities	306,155	1,302,615	(110,331)	(1,773,279)	(2,284,211)	(2,559,051)

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash used in operating activities under service agreements for Group companies(5)	—	(649,653)	(1,098)	(3,598,761)	4,249,512	—
Cash provided by operating activities under service agreements for Group companies(5)	—	3,587,081	11,680	650,751	(4,249,512)	—
Net cash provided by (used in) operating activities for Third-parties	(36,357)	(834,710)	(158,727)	1,298,627	—	268,833
Net cash provided by (used in) operating activities	(36,357)	2,102,718	(148,145)	(1,649,383)	—	268,833
Capital contribution to Group companies(6)	—	—	—	(10,020)	10,020	—
Collection of loans from Group companies(7)	455,144	161,047	237,169	72,373	(925,733)	—
Cash paid as loans extended to Group companies(8)	(402,570)	(3,849,985)	(90,031)	(304,533)	4,647,119	—
Other investing activities	(48,275)	(748,571)	—	(756,382)	—	(1,553,228)
Net cash provided by (used in) investing activities	4,299	(4,437,509)	147,138	(998,562)	3,731,406	(1,553,228)
Capital contribution from Group companies(6)	—	10,020	—	—	(10,020)	—
Repayment of loans to Group companies(7)	(487,333)	(231,720)	(72,373)	(134,307)	925,733	—
Cash received as loans from Group companies(8)	1,240,317	1,796,828	76,573	1,533,401	(4,647,119)	—
Other financing activities	(702,674)	3,554	—	(96,736)	—	(795,856)
Net cash (provided by) used in financing activities	50,310	1,578,682	4,200	1,302,358	(3,731,406)	(795,856)

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2021
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash used in operating activities under service agreements for Group companies(5)	—	(534,943)	(45)	(2,313,224)	2,848,212	—
Cash provided by operating activities under service agreements for Group companies(5)	—	2,290,805	22,419	534,988	(2,848,212)	—
Net cash provided by (used in) operating activities for Third-parties	(45,587)	(716,930)	(19,691)	1,412,435	—	630,227
Net cash provided by (used in) operating activities	(45,587)	1,038,932	2,683	(365,801)	—	630,227
Capital contribution to Group companies(6)	—	—	—	(22,432)	22,432	—
Collection of loans from Group companies(7)	846,737	186,283	256,537	389,043	(1,678,600)	—
Cash paid as loans extended to Group companies(8)	(238,254)	(2,296,392)	(92,801)	(2,328,235)	4,955,682	—
Other investing activities	—	326,328	—	1,668,517	—	1,994,845
Net cash provided by (used in) investing activities	608,483	(1,783,781)	163,736	(293,107)	3,299,514	1,994,845
Capital contribution from Group companies(6)	—	22,432	—	—	(22,432)	—
Repayment of loans to Group companies(7)	(839,719)	(285,119)	(389,043)	(164,719)	1,678,600	—
Cash received as loans from Group companies(8)	603,955	2,341,182	(225,307)	1,785,238	(4,955,682)	—
Other financing activities	(310,221)	967	—	69,454	—	(239,800)
Net cash (provided by) used in financing activities	(545,985)	2,079,462	(163,736)	1,689,973	(3,299,514)	(239,800)

Notes:

(1)	Represents the intercompany services eliminated at the consolidation level, including technical development services and technical support services.
(2)	Represents the elimination of the income from investment among FinVolution Group, equity subsidiaries, and primary beneficiary of consolidated variable interest entities.
(3)	Represents the elimination of the investment among FinVolution Group, equity subsidiaries, and primary beneficiary of consolidated variable interest entities.
(4)

Represents the elimination of intercompany balances among FinVolution Group, equity subsidiaries, primary beneficiary of consolidated variable interest entities, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries.

(5)	Represents the cash received and cash paid for intercompany services, including technical development services and technical support services.
(6)	Represents the capital contribution at intercompany level.
(7)	Represents the collection of loans from group companies, and repayment of loans to group companies.
(8)	Represents the cash paid as loans extended to group companies, and cash received as loans from group companies.
(9)

In October 2017, one equity subsidiary and one consolidated variable interest entity subsidiary of FinVolution Group entered into a series of share purchase agreements with shareholders of HB micro lending company. After the transactions, FinVolution Group gained control of HB micro lending company. Goodwill and non-controlling interest were recognized in accordance with Accounting Standards Codification 805, “Business Combinations.” In this consolidated variable interest entity’s consolidating schedule, HB micro lending company’s financial information was recorded under the equity subsidiaries. FinVolution Group applied the equity method to account for its investment in the subsidiary of the consolidated variable interest entity in HB micro lending company, as it can exercise significant influence but does not have control. Total assets for HB micro lending company were RMB300,193 and RMB337,110 as of December 31, 2022 and 2023, respectively. Total liabilities for HB micro lending company were RMB128,115 and RMB148,912 as of December 31, 2022 and 2023, respectively.

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under relevant headings. All the operational risks associated with being based in and having operations in China also apply to our operations in Hong Kong. With respect to the legal risks associated with being based in and having operations in China, we expect the laws, regulations and the discretion of the governmental authorities in China discussed in this annual report to apply to entities and businesses in China, rather than entities or businesses in Hong Kong, which operate under a different set of laws from China.

Risks Related to Our Business

•

We generate the overwhelming majority of our revenues from China’s online consumer finance platform market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

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

•	Our global operations expose us to a number of risks.

•

If we are unable to retain existing borrowers or institutional funding partners or attract new borrowers or institutional funding partners, the volume of loans facilitated through our platforms may not be maintained or increased, which may adversely affect our business and results of operations.

•	If our existing and new products and services do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

•	As we continue to develop our business, we may offer new products or services. Development and innovation in our business may expose us to new challenges and risks.

•

Our cooperation with institutional funding partners exposes us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners.

•	Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.

•

We collaborate with third-party trust management companies to set up trusts. We may be deemed to be an illegal financial institution under such trust arrangement, which may materially and adversely affect our business and financial condition.

•	Interest rates of certain of our loan products may exceed the statutory interest rate limit and therefore part of the interests may not be enforceable through the PRC judicial system.

•	We operate in markets where the credit infrastructure may still be at an early stage of development.

•

We bear credit risks for a substantial majority of the loans funded by institutional funding partners to borrowers we introduced. If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities, and our operations in China are primarily through (i) our subsidiaries in China, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, and (iii) the subsidiaries of the consolidated variable interest entities. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated variable interest entities and their respective subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole.

•

If the PRC government deems that the contractual arrangements regarding the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

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

•

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct the overwhelming majority of our operations in China and a significant portion of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and a significant portion of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” and “—Certain judgments obtained against us by our shareholders may not be enforceable.”

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

Risks Related to Our Business

We generate the overwhelming majority of our revenues from China’s online consumer finance platform market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

China’s online consumer finance industry is relatively new and may not develop as expected. The regulatory framework for this industry is also evolving and may remain uncertain for the foreseeable future. China’s online consumer finance industry in general remains at a rather preliminary development stage and may not develop at the anticipated growth rate. It is possible that the PRC laws and regulations may change in ways that do not favor our development. If that happens, there may not be adequate loans facilitated on our platforms and our current business model may be negatively affected. As a new industry, there are very few established players whose business models we can follow or build upon. Potential borrowers and institutional funding partners may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining borrowers and institutional funding partners is critical to increasing the volume of loans facilitated through our platforms. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving industry. These risks and challenges include our ability to, among other things:

•	navigate an evolving regulatory environment;

•	expand the base of borrowers and institutional funding partners served on our platforms;

•	maintain our credit standards;

•	enhance our risk management capabilities;

•	improve our operational efficiency;

•	continue to scale our technology infrastructure to support the growth of our platforms and higher transaction volume;

•	broaden our loan product offerings;

•	operate without being adversely affected by the negative publicity about the industry in general and our company in particular;

•	maintain the security of our platforms and the confidentiality of the information provided and utilized across our platforms;

•	cultivate a vibrant consumer finance ecosystem;

•	attract, retain and motivate talented employees; and

•	defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

If the market for our platforms does not develop as we expect, if we fail to educate potential borrowers and institutional funding partners about the value of our platforms and services, or if we fail to address the needs of our target customers, our reputation, business and results of operations will be materially and adversely affected.

The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.

We expect the laws, regulations, rules and governmental policies to continue to evolve in China’s online consumer finance industry. We are unable to predict with certainty the impact, if any, that future legislation, judicial interpretations or regulations relating to the online consumer finance industry will have on our business, financial condition and results of operations. To the extent that we are not able to fully comply with any new laws or regulations when they are promulgated, our business, financial condition and results of operations may be materially and adversely affected.

For instance, in July 2021, it was reported that the Credit Information System Bureau of the People’s Bank of China notified several internet platforms to complete the “disconnecting direct connection” process between personal information and financial institutions. This notification implies that as an online consumer finance platform, we may be prohibited from directly providing borrowers’ personal information to institutional funding partners. We provide borrower referral and preliminary credit assessment services to our institutional funding partners. The borrower information provided by us with such institutional funding partners, with due authorization, may be deemed as credit information. We proactively adjusted our practices for transmission of borrowers’ personal information following the promulgation of regulations related to “disconnecting direct connection.”

Furthermore, on September 27, 2021, the People’s Bank of China introduced the Measures for Regulating Credit Reference. These measures state that financial institutions are prohibited from collaborating with any commercial entity lacking a credit reference license for credit reference services. For further information, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Credit Reference Activities.” These measures do not provide clear guidance or rules regarding how and when market participants like us, if deemed to be conducting credit reference business, could apply for the required licenses or ensure compliance when necessary. If regulatory authorities interpret our preliminary credit assessment services to institutional funding partners as credit reference activities, we may need to adjust our business operations to comply with these regulations. This adjustment may involve obtaining a license for individual credit reference activities from competent regulatory bodies, altering our business model, seeking partnerships with licensed credit reference agencies, or filing cooperation agreements with the People’s Bank of China or its provincial branches. Failure to secure regulatory approval, establish partnerships with licensed credit reference agencies, or complete cooperation agreement filings promptly may result in violations of applicable credit reference service laws and regulations. Such violations could lead to penalties, including business cessation, confiscation of illicit gains, fines ranging from RMB50,000 to RMB500,000, and potential criminal liability. As of the date of this annual report, we have adopted rectification measures and completed our adjustment process to comply with regulatory requirements regarding “disconnecting direct connections.” We have established collaborations with a licensed credit reference agency and regional financial organizations to ensure our practices for transmitting personal information comply with laws and regulations. However, we cannot guarantee that this approach will be deemed fully compliant with applicable laws and regulations regarding the “disconnecting direct connection.” As of the date of this annual report, we have not been subject to any penalties from the People’s Bank of China or any of its branches related to our cooperation with institutional funding partners.

Failure to meet the requirements of regulatory authorities may necessitate modifications to our business model, termination of certain practices, or even cessation of our business operations. Such outcomes could significantly and adversely affect our business, financial condition, and results of operations. Additionally, our origination, servicing expenses, and other costs of revenue may increase, or we may need to adjust our current business model to maintain full compliance with laws and regulations applicable to us in the future. Any non-compliance or potential non-compliance may subject us to fines or criminal liability, which may potentially impact our financial performance and results of operations.

Moreover, we depend on certain data partners, who collaborate with a licensed credit reference agency, to collect borrower credit information for our credit scoring and fraud detection purposes. If this approach is deemed non-compliant by regulatory authorities, we cannot ensure that we will find a timely or cost-efficient alternative. This could lead to reputational damage, regulatory intervention, and a diminished ability to conduct our business, all of which could have adverse effects on our business, financial condition, and results of operations.

We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance. We may further change our business model or practices in the future, which may not be successful ultimately.

Given the complexities, uncertainties and frequent changes in the laws, rules, regulations, policies and measures within the markets where we operate, including alterations in their interpretation and implementation, we have a track record of modifying our business models and practices in response to shifts in regulatory requirements and our strategic plans. For example, we started our business as an online lending information intermediary, however, we ceased facilitating new loans with funding from individual investors on our platforms since October 2019 due to shifts in regulatory requirements. Instead, we enhanced our business model by acquiring higher-quality borrowers and transitioning our funding sources from individual investors to institutional funding partners. On January 14, 2022, Shanghai Financial Stability Coordinating Joint Conference Office, Shanghai Online Lending Risk Rectification Office and other regulatory authorities jointly announced that Shanghai PPDai, among others, had declared the termination of its business operation as an online lending information intermediary and fully settled all related legacy loan products funded by individual investors. In connection with this change in our business model and practices, we underwent considerable changes, such as offering new products and services, adjusting our business process and model, hiring new employees and building up new departments, and collaborating with new business partners.

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

Our global operations expose us to a number of risks.

We began our business operations in multiple jurisdictions in December 2018. In December 2018 and June 2019, we established two subsidiaries in the Philippines, and one of them is authorized to operate as a lending company and the other is authorized to operate as a financing company. In December 2019, our subsidiary in Indonesia obtained the license for Technology and Information Based Financial Lending Institution from the Financial Services Authority of Indonesia. In February 2024, one of our Filippino subsidiaries was accredited by the Credit Information Corporation as a Special Accessing Entity to the Credit Information System.

Our outstanding loan balance in the overseas markets increased from RMB330.0 million as of December 31, 2021 to RMB800.4 million as of December 31, 2022 and further to RMB1,262.3 million (US$177.8 million) as of December 31, 2023. In 2021, 2022 and 2023, revenues generated from the overseas markets amounted to RMB826.4 million, RMB1,149.7 million and RMB2,136.9 million (US$301.0 million), accounting for 8.7%, 10.3% and 17.0% of the respective year’s total net revenues.

As we continue to expand our global operations, we will face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. We will also be subject to a variety of risks inherent in operating overseas businesses, including:

•	business licensing or certification requirements of the local markets;

•

compliance challenges due to different laws and regulatory environments, including but not limited to those related to online consumer finance, privacy and data protection, data localization, network security, payments, and tax regimes and policies;

•	the need for increased resources to manage regulatory compliance across our overseas businesses;

•	challenges of localizing our services and products to meet the local needs;

•	failure to effectively or efficiently locate and cooperate with local business partners;

•	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;

•	higher costs of doing business globally, including increased accounting, travel, infrastructure and legal compliance costs;

•	exchange rate fluctuations;

•	international geopolitical tensions and events; and

•	political, social and economic instability of each jurisdiction where we operate.

In particular, our overseas business operations are subject to increasing regulatory scrutiny, such as the areas of data privacy protection, interest rate cap and collection practices, which might adversely affect our business operations. While we strive to comply with all applicable laws and regulations and work closely with the regulatory authorities in the regions that we operate, we have limited experience in these markets and differences in interpretation of applicable laws, regulations, and/or policies. As a result, we may incur substantial compliance costs to carry out our business operations in the overseas market and still be subject to potential litigations, regulatory proceedings, penalties or incur other costs.

Furthermore, the regulatory framework for the online consumer finance industry in the oversea markets where we operate is also evolving and may remain uncertain for the foreseeable future. For example, the new rules adopted by the Indonesian regulator, the Financial Services Authority of Indonesia, to progressively reduce the interest rate cap imposed on fintech lenders from the maximum of 0.4% per day in 2023 to 0.3% in 2024 and further to 0.1% by 2026 poses a potential risk to our business operations in Indonesia. If our business operations in the overseas markets cannot grow and develop as expected, our results of operations, financial performance and prospect may be adversely or materially affected.

As we may expand further into new and existing countries, regions and markets, these risks could intensify, and efforts we make to expand our business and operations globally may not be successful. Failure to successfully expand globally and manage the complexity of our global operations could materially and adversely affect our business, financial condition and results of operations.

If we are unable to retain existing borrowers or institutional funding partners or attract new borrowers or institutional funding partners, the volume of loans facilitated through our platforms may not be maintained or increased, which may adversely affect our business and results of operations.

The loan origination volume on our platforms was RMB137.4 billion in 2021, RMB175.4 billion in 2022, and RMB194.3 billion (US$27.4 billion) in 2023. To maintain the growth momentum of our platforms, we must increase the volume of loans by retaining current users and attracting more users whose needs can be met on our platforms. If there are insufficient qualified loan requests, institutional funding partners may not be able to deploy their capital or their investors’ capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient funding commitments, borrowers may not be able to obtain capital through our platforms and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient funding commitments or if borrowers and institutional funding partners do not continue to participate in our platforms at the current rates due to any change we may be required to make to the way we conduct our business to ensure compliance with existing or new laws and regulations or due to any other commercial or regulatory reasons, we may not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected. Normally the borrowers find us by downloading our mobile applications from application stores or through our Weixin official account. In response to the general regulatory environment, the operators of application stores or mobile application distributing channels may adjust their application exhibition policies or even remove our mobile applications from their application stores or distribution channels, which may materially and adversely affect our ability to engage new borrowers.

Currently, our institutional funding partners primarily include commercial banks, internet banks, private banks, consumer finance companies, micro-loan companies and trust management companies. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgated new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. As of December 31, 2023, we had cumulatively cooperated with 94 institutional funding partners in China and 7 institutional funding partners in the overseas markets. Our success is dependent upon our ability to maintain and expand our cooperation with institutional funding partners on reasonable commercial terms. If the governmental authorities further tighten the regulations on the online consumer finance industry, our institutional funding partners would become more selective in choosing partners for referring borrowers and facilitating loans for them. The competition we face would become even more intensely. Our cooperation with institutional funding partners is not on an exclusive basis. If we fail to meet their requirements or needs, our financial institution partners may stop cooperating with us and turn to our competitors, which may also materially and adversely affect our business, financial condition and results of operations.

If our existing and new products and services do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

We have devoted significant resources to, and will continue to emphasize on, upgrading and marketing our existing products and services and enhancing their market awareness. We also incur expenses and expend resources upfront to develop, acquire and market new products and services that incorporate additional features, improve functionality or otherwise make our platforms more desirable to borrowers and institutional funding partners. New products and services must achieve high levels of market acceptance in order for us to recoup our investment in developing, acquiring and bringing them to market.

Our existing and new products and services could fail to attain sufficient market acceptance for many reasons, including:

•	borrowers may not find terms of our products, such as costs and credit limit, competitive or appealing;

•	our failure to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

•	borrowers and institutional funding partners using our platforms may not like, find useful or agree with, any changes;

•	defects, errors or failures on our platforms;

•	negative publicity about our loan products or our platforms’ performance or effectiveness;

•	views taken by regulatory authorities that the new products, services or platform changes do not comply with laws, regulations or rules applicable to us; and

•	the introduction or anticipated introduction of competing products by our competitors.

If our existing and new products and services do not achieve adequate acceptance in the market, our competitive position, results of operations and financial condition could be harmed.

As we continue to develop our business, we may offer new products or services. Development and innovation in our business may expose us to new challenges and risks.

We have invested, and intend to continue to invest, significantly in product development. The introduction of new products and services may have inherent and unforeseeable risks and may bring the attention of regulatory authorities. Regulatory measures may impede the conduct of our new products and services and render future innovation unsuccessful. New products and services also require significant expense and resources to attract and acquire users, and they may fail to gain market acceptance for a variety of reasons. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—If our existing and new products and services do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.”

If our future products and services fail to meet the expectations of borrowers or institutional funding partners, become obsolete, or do not address their needs, we may struggle to remain competitive. This could result in a decline in market share, materially affecting our business, financial condition, and operating results.

Additionally, the development of new products or services may require collaboration with third-party business partners. While we mandate that our partners comply with all applicable laws and regulations, we have limited control over their operations. Consequently, if our third-party partners fail to adhere to legal and regulatory requirements, it could negatively impact our reputation and business.

Our cooperation with institutional funding partners exposes us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners.

In 2021, 2022 and 2023, our loan origination volume in China was RMB133.6 billion, RMB171.1 billion and RMB186.4 billion (US$26.3 billion), all of which was funded by institutional funding partners. We carry out our cooperation with institutional funding partners through Shanghai Erxu, a subsidiary of one of the consolidated variable interest entities. Shanghai Erxu focuses on providing services to our institutional funding partners, including borrower referral and preliminary credit assessment, to facilitate their involvement in our online lending operations.

The online consumer finance industry in China is relatively new and evolving. Regulatory authorities’ interpretations of the laws governing this industry are subject to uncertainty. As such, there are uncertainties regarding whether the business practices of Shanghai Erxu will be deemed fully compliant with all applicable laws and regulations. For example, if regulatory authorities interpret the preliminary credit assessment services offered by Shanghai Erxu to our institutional funding partners as credit reference activities, Shanghai Erxu may need to adjust its practices to ensure compliance with relevant regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.” With the regulatory environment of the consumer finance industry continually evolving, regulatory authorities may introduce new requirements, potentially including a new licensing regime to oversee the type of business activities conducted by Shanghai Erxu. If such new regulatory rules are enacted, we cannot guarantee our ability to obtain the necessary licenses or regulatory approvals in a timely manner, or at all. Failure to do so may materially and adversely affect our business and our ability to sustain operations.

As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China. However, if governmental authorities adopt a more stringent regulatory framework for the online consumer finance industry in the future, we may become subject to additional requirements. Compliance with applicable laws and regulations can be costly. Moreover, if our business practices are found to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and other penalties determined by the government authorities.

In addition, institutional funding partners are also subject to evolving regulations concerning online consumer finance industry. For instance, on July 12, 2020, the China Banking and Insurance Regulatory Commission introduced the Interim Measures for Commercial Banks Engaging in Online Lending Business. These measures permit banks to collaborate with various entities in online lending processes, including financing guarantee companies, e-commerce businesses, third-party payment providers, and information technology firms, for activities such as client referral, joint loan origination, risk distribution, and loan collection. However, these measures prohibit banks from accepting credit enhancements from third-party partners without a financing guarantee license or a credit security insurance license. Subsequently, the China Banking and Insurance Regulatory Commission issued the Notice of Further Regulating Online Loan Business of Commercial Banks on February 19, 2021, and the Notice on Strengthening the Management of Commercial Banks’ Online Lending Business and Improving the Quality and Efficiency of Financial Services on July 15, 2022. These regulations generally apply to consumer finance companies and trust companies involved in online lending activities, with some exceptions. For detailed information, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Online Consumer Finance Services.” Given that our institutional funding partners include banks, consumer finance companies, and trust companies, they are obligated to assess and review their collaborations with us in accordance with these regulations. If any of our institutional funding partners impose additional requirements for our collaborations, we may be unable to meet them. Failure to satisfy such requirements could result in the termination of cooperation, thereby adversely impacting our business and operational results.

Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.

In our collaboration with institutional funding partners, we engage licensed third-party financing guarantee companies to offer guarantees for the majority of loans funded by our institutional funding partners. In case of borrower default, these companies are obliged to repay the overdue amount to the corresponding institutional funding partner. Subsequently, we purchase creditor’s rights from these guarantee companies. Additionally, we offer security deposits through these companies for loans funded by certain institutional funding partners. Moreover, we also cooperate with third-party insurance companies to provide quality assurance commitments. If a borrower defaults, institutional funding partners can seek insurance compensations under the policies, with guarantee companies covering any remaining overdue amount.

Furthermore, we established three financing guarantee subsidiaries, namely Fujian Zhiyun Financing Guarantee Co., Ltd., Zhiyun (Tianjin) Financing Guarantee Co., Ltd., and Hainan Shenxin Financing Guarantee Co., Ltd., in 2019 and 2020. Under some circumstances, these subsidiaries provide financing guarantee services directly to our institutional funding partners for loans they fund. However, under the Regulations on the Administration of Financing Guarantee Companies, as promulgated by the State Council on June 21, 2017, a financing guarantee company’s outstanding guarantee liabilities may not exceed ten times its net assets. As of March 31, 2024, the net assets of Fujian Zhiyun Financing Guarantee Co., Ltd., Zhiyun (Tianjin) Financing Guarantee Co., Ltd., and Hainan Shenxin Financing Guarantee Co., Ltd. were RMB1,841.5 million (US$259.4 million), RMB1,028.1 million (US$144.8million), and RMB313.6 million (US$44.2 million), respectively. Therefore, the maximum outstanding guarantee liabilities our own guarantee companies can provide may not meet all the needs of our institutional funding partners. Consequently, we will need to continue engaging third-party guarantee companies to provide quality assurance commitments to our institutional funding partners.

The Notice on Regulating and Rectifying “Cash Loan” Business, issued in December 2017, prohibits banks, trust management companies, and consumer finance companies from accepting credit enhancement services or assuming default risks from unlicensed third parties involved in loan facilitation transactions. Additionally, the Regulations on the Supervision and Administration of Financing Guarantee Companies, issued in August 2017, mandate that entities engaging in financing guarantee business must obtain approval from local regulatory authorities. Failure to comply may result in penalties, including business termination, fines, and potential criminal liability. Moreover, the Supplemental Rules to the Administration of Financing Guarantee Companies, issued in October 2019, state that entities providing client referral or credit assessment services to lending institutions are prohibited from offering financing guarantee services without proper regulatory approval. Non-compliance may lead to business operation bans and the requirement to settle existing business. For more detailed information, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Online Consumer Finance Services.”

Despite our efforts to mitigate regulatory risks, we cannot guarantee that regulatory authorities will not interpret or perceive the quality assurance commitments we provide to our institutional funding partners as engaging in financing guarantee business without approval. If we are unable to provide these quality assurance commitments due to regulatory restrictions, we may struggle to maintain our institutional funding partner base, leading to adverse effects on our liquidity, business operations, financial condition, and results. As of the date of this annual report, we have not faced any administrative penalties related to the quality assurance commitments provided to our institutional funding partners. However, if government authorities deem these commitments as unauthorized provision of financing guarantee business, we may face fines and other administrative penalties, significantly impacting our liquidity, business operations, financial condition, and results.

Moreover, on December 31, 2021, the People’s Bank of China published the Regulations on Local Financial Supervision and Administration (Draft for Comments), outlining several key provisions. These include prioritizing local clients for local financial organizations, requiring guidance from the State Council or designated financial regulatory authorities for conducting business outside registered provinces, designating six types of financial organizations, including financing guarantee companies and micro-lending companies, as local financial organizations, providing a transition period for organizations operating outside provinces before the draft’s effectiveness, and imposing penalties, such as correction orders, confiscation of illegal gains or fines, cessation of business operations, and revocation of business licenses, on organizations conducting business outside provinces without approval from competent provincial regulatory authorities. Currently, both the third-party guarantee companies we engage and our own guarantee companies provide nationwide services. However, uncertainties persist regarding when the Regulations on Local Financial Supervision and Administration (Draft for Comments) will become effective and how they will be implemented. Therefore, we cannot guarantee full compliance with these regulations in a timely manner or at all, and we may be required to rectify or terminate any actions deemed illegal by regulatory authorities.

We collaborate with third-party trust management companies to set up trusts. We may be deemed to be an illegal financial institution under such trust arrangement, which may materially and adversely affect our business and financial condition.

Our collaboration with third-party trust management companies involves setting up trusts, in some of which we invested to provide loans to borrowers we introduce. These trusts are managed by third-party trust management companies. Once we introduce suitable borrowers to these companies, they conduct their own credit assessments to determine whether to approve the loan applications. If a borrower’s application is approved, the trust management company directly disburses the funds from the trust to the borrower’s bank account.

Under the Measures for Banning of Illegal Financial Institutions and Illegal Financial Business Operations, issued by the State Council on July 13, 1998, any entity engaging in financial activities without approval from the People’s Bank of China may be classified as an illegal financial institution. This includes providing loans without the necessary approval from the People’s Bank of China, which is considered an illegal financial business operation. Given the rapid evolution of the online consumer finance industry and the changing regulatory landscape since the enactment of these measures, there is ambiguity surrounding their interpretation and applicability to our operations. While the trust management companies overseeing these trusts are licensed and approved by financial regulatory authorities, and we believe that these companies, rather than us, are the lenders of the loans, there is no guarantee that our interpretation aligns with that of the authorities. We cannot rule out the possibility that our investments in these trusts may be considered as providing loans to the borrowers. Consequently, we may be classified as an illegal financial institution or as engaging in illegal financial business, potentially subjecting us to penalties. These penalties could include the confiscation of illegal gains, along with fines ranging from one to five times the illegal gains, or a fine of RMB100,000 to RMB500,000 if there are no illegal gains, and criminal liability if the violation constitutes a criminal offense.

In addition, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, and the Ministry of Justice jointly issued the Guidance on Several Issues for Illegal Lending Regarding Criminal Cases on July 23, 2019. This guidance provides, among others, that if any entity or individual is engaged in providing loans to unspecified individuals consistently for the purpose of profits and without the approval from the regulatory authorities or outside its business scope, which disturbs the stability of financial markets, such entity or individual may face a criminal charge of unfair competition and may be imposed criminal liability in accordance with the applicable laws and regulations. “Providing loans to unspecified individuals consistently” refers to providing loans to entities and individuals no less than ten times within two years. Furthermore, if the actual annual interest rate of the loans provided by such entity or individual exceeds 36%, it would be deemed as an aggravated circumstance when such entity or individual face the abovementioned criminal charge of unfair competition. There are uncertainties as to the interpretation of this guidance, and it is still unclear how the regulatory authorities will interpret and implement it in the future. We cannot rule out the possibility that regulatory authorities may deem our operation activities under the trust arrangements as unfair competition and impose criminal liability on us. If that happens, our business, results of operations and financial condition would be materially and adversely affected.

Interest rates of certain of our loan products may exceed the statutory interest rate limit and therefore part of the interests may not be enforceable through the PRC judicial system.

Our revenue, to the extent they are deemed to be or related to loan interest and expense incurred by the borrower for the loan, is subject to interest rate restrictions imposed by various regulatory authorities in China. According to the Notice on Regulating and Rectifying Cash Loan Business, promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, in the context of cash loans provided by various types of institutions, the total borrowing costs, including interest and various fees charged to borrowers, must adhere to the upper limit on interest rates for private lending as outlined in the judicial interpretations issued by the Supreme People’s Court. At the time of the promulgation of this notice, the then effective upper limit on interest rates for private lending was 24% per annum, as judicially protected by the PRC court, while interest rates ranging from 24% to 36% per annum were considered legally permissible but unenforceable, and any interest rate exceeding 36% per annum was deemed illegal. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Online Consumer Finance Services—Regulations on lending activities.”

The Supreme People’s Court subsequently approved two amendments to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases on August 19, 2020 and December 29, 2020, pursuant to which the PRC courts will support a non-financial institution’s claim for interest on loans if their annual interest rate does not exceed four times the one-year Loan Prime Rate at the time of the establishment of the loan agreements. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. As of the date of this annual report, the most recent one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center was 3.45%. The one-year loan market quoted interest rate may decrease in the future.

Also on December 29, 2020, the Supreme People’s Court further issued the Reply Regarding the Scope of Application of the New Private Lending Judicial Interpretation, which provides that the amended Provisions of the Supreme People’s Court on Several Issues Concerning the Application of Law in the Trial of Private Lending Cases are not applicable to disputes arising from the financial business of microloan companies, financing guarantee companies, and five other types of local financial organizations which are regulated by local financial authorities.

Currently, substantially all of our institutional funding partners, with whom we collaborate to fund new loan originations on our platform in China, are financial institutions licensed by regulatory authorities. We believe that the interest rate limit stipulated by the Supreme People’s Court and the subsequent amendments does not apply to loans funded by these financial institutions. However, regulatory authorities may have broad discretion in the administration, interpretation, and enforcement of laws and regulations. Therefore, it is possible that they may hold different opinions. If such an interest rate limit were to be applied to loans on our platform in China, any loans facilitated at or above the limit that become delinquent may result in the part of the interest exceeding the limit being uncollectible through PRC judicial enforcement. Consequently, our institutional funding partners may suffer losses, which could adversely affect our reputation, financial condition, and results of operations.

Furthermore, on March 31, 2021, the People’s Bank of China issued its No. 3 announcement of 2021, commonly referred to as the PBOC No. 3 Announcement. This announcement includes provisions specifying that the annual interest rate of a loan should be calculated as the annualized ratio of all expenses charged from the borrower for the borrowing to the principal actually borrowed. These expenses encompass both interest and various other fees directly related to the borrowing. Compound interest rates and simple interest rates are both permitted for calculating the annual interest rate, provided that if a simple interest rate is used, it must be explicitly disclosed to the borrower. The PBOC No. 3 Announcement applies to deposit-taking financial institutions, consumer finance companies, microloan companies, and internet platforms providing loan application services like ours. Before the promulgation of the PBOC No. 3 Announcement, no rules or regulations explicitly defined the calculation method for the maximum interest rates permitted by the laws. Following the issuance of the No. 3 Announcement, we adjusted our calculation method for loan interest rates on our platform in China accordingly and explicitly disclosed the adjusted calculation method to our borrowers. As of December 31, 2023, the substantial majority of the outstanding balance of loans facilitated on our platform in China had interest rates below 24%. If any of the loans with an interest rate over 24% become delinquent, we may be unable to collect the portion of interest exceeding 24% annually through PRC judicial enforcement. Moreover, regulatory authorities may deem the portion of the interest rate exceeding 24% annually to be invalid, which could adversely and materially affect our business, results of operations, and financial condition. Failure to comply with regulatory requirements, supervision, or guidance may result in orders of suspension, cessation, or rectification, cancelation of qualifications, or other penalties. If we fail to comply with any regulatory requirements, our business, financial condition, results of operations, and cooperation with business partners could be materially and adversely affected.

We operate in markets where the credit infrastructure may still be at an early stage of development.

Credit infrastructure in the markets where we operate may still be at an early stage of development. For example, the Credit Reference Center established by the People’s Bank of China in 2002 has been the only credit reporting system in China. This centrally managed nationwide credit database operated by the Credit Reference Center only records limited credit information, such as tax payments, civil lawsuits, foreclosure and bankruptcy. Currently, this credit database is accessible to banks and market players authorized by the Credit Reference Center. In 2015, the People’s Bank of China announced that it would open the credit reporting market to private sectors with a view to spurring competition and innovation, but it may be a long-term process to establish a widely-applicable, reliable and sophisticated credit infrastructure in the market we operate. Although some of our licensed subsidiaries, such as our micro-loan company and financial guarantee companies, have been approved by the Credit Reference Center to check or report the borrower’s credit status, the cooperation is still at an early stage. The volume of loans for which we check or report borrower financial status from or to the Credit Reference Center through our licensed subsidiaries is relatively small compared with the loan origination volume on our platform in China. In most cases, our institutional funding partners decide at their own discretion if to check any borrower’s credit status at the Credit Reference Center as they conduct credit assessment independently. In general, the borrowers on our platform in China give general authorization to the institutional funding partners to check the borrowers’ credit status from and report the borrowers’ defaults to the Credit Reference Center. We have started data sharing with a credit reference agency licensed by the People’s Bank of China to provide individual credit reference service. However, the licensed credit reference agencies in China are newly established companies. Whether it can efficiently aggregate data from all different types of online databases with accuracy remains to be proven.

We bear credit risks for a substantial majority of the loans funded by institutional funding partners to borrowers we introduced. If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

For our institutional funding partners, we provide our institutional funding partners with quality assurance commitments for a substantial majority of the loans they have funded. See “Item 4. Information on the Company—B. Business Overview—Quality Assurance Commitments for Our Institutional Funding Partners.” As a result, we are subject to credit risk for such loans.

Any deterioration in our loan portfolio quality and increase in default risks could materially adversely affect our results of operations. We may not be able to effectively control the level of our overdue loans in the future. Our default risks may increase in the future due to a variety of factors, including factors beyond our control, such as a slowdown in economic growth, a deepening of a credit crisis or other adverse macroeconomic trends. Such factors may cause operational, financial and liquidity issues for our borrowers and affect their ability to make loan repayments in a timely manner. Also, our financing guarantee subsidiaries may face a potential reduction in its assets if our institutional funding partners claim substantial repayments due to defaults, and we may need to provide additional capital injections into our financing guarantee subsidiaries, which may adversely affect our financial condition. If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

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

If we are unable to accurately assess the creditworthiness of the borrowers on our platforms or if we fail to accurately anticipate and manage the delinquency rates of the loans funded by our institutional funding partners, we will not be able to maintain our credit risk exposure within acceptable parameters. If we are unable to effectively collect these delinquent loans, our liquidity, business operations, financial condition and results of operations would be materially and adversely affected.

We rely on our proprietary credit-scoring model in assessing the creditworthiness of our borrowers and the risks associated with loans. If our credit-scoring model is flawed or ineffective, or if we otherwise fail or are perceived to fail to manage the default risks of loans facilitated through our platforms, our reputation and market share would be materially and adversely affected, which would severely impact our business and results of operations.

Our ability to attract borrowers and institutional funding partners to, and build trust in, our platforms is significantly dependent on our ability to effectively evaluate borrowers’ credit profiles and likelihood of default. To conduct this evaluation, we utilize our proprietary credit assessment model, known as the Magic Mirror Model, which is built based on data from multiple sources, including credit reference agency, and strengthened by our sophisticated artificial intelligence and advanced machine learning techniques. The Magic Mirror Model categorizes borrowers into different credit ratings according to their risk profiles, based on which our risk pricing system assigns them appropriate interest rates, credit limits and loan durations. However, the Magic Mirror Model may not effectively predict future loan losses. Subject to credit assessment result for each loan application, a borrower is allowed to take out multiple loans at a time on our platforms if their existing loans are not in default and the total outstanding balance is within the approved credit limit for the type of loan the borrower applies for. Credit limits are set by loan products, and thus a borrower may have a credit limit for each type of loans on our platforms. A borrower’s credit limit for a particular type of loan is determined considering a range of factors, including (i) the borrower’s credit level based on their Magic Mirror score—borrowers with better Magic Mirror credit scores are generally given higher credit limits, (ii) the borrower’s credit needs, such as the type of loans being applied for, (iii) the borrower’s credit limits and credit performance for other types of loans on our platforms, and (iv) overall investment demand from investors. A new Magic Mirror credit score is generated each time a borrower applies for a loan, which may change the borrower’s credit limit for that type of loan. As such, it is possible that borrowers may take out new loans on our platforms to pay off their other existing loans we facilitated or for other purposes. Given the practical difficulty in tracking and controlling the usage of borrowed funds, we are not able to effectively prevent borrowers from “rolling over” their loans on our platforms. Although the Magic Mirror Model looks less favorably upon borrowers who have high credit line utilization ratios, it may not be able to timely and accurately adjust down the credit rating assigned to a borrower if such borrower masks their deteriorating creditworthiness by refinancing existing loans with new loans on our platforms. If we are unable to effectively classify borrowers into the relative risk categories, we may be unable to offer attractive interest rates for borrowers and returns for investors and effectively manage the default risks of loans facilitated through our platforms. We consistently refine the algorithms, data processing and machine learning used by the Magic Mirror Model, but if any of these decision-making and scoring systems contain programming or other errors, are ineffective or the data provided by borrowers or third parties are incorrect or stale, our loan pricing and approval process could be negatively affected, resulting in mispriced or misclassified loans or incorrect approvals or denials of loans.

For loans funded by our institutional funding partners, they will review borrowers’ applications and may rely on our preliminary credit assessment we provide to them and then decide if to provide loans to such borrower as well as the credit limit after their independent credit review. If any data provided by borrowers or third parties are incorrect or stale or our preliminary credit assessment service is not effective, our cooperation with institutional funding partners could be negatively affected. In addition, we bear credit risks for a substantial majority of the loans funded by institutional funding partners to borrowers we introduced. If our ability to provide preliminary credit assessment is not as effective or efficient as expected, our liquidity, financial conditions and results of operations may be materially and adversely affected.

In addition, if a borrower’s financial condition deteriorates after their loan application is approved, we may not be able to take measures to prevent such borrower’s default and thereby maintain a reasonably low default rate for loans facilitated through our platforms.

Credit and other information that we receive from prospective borrowers and third parties about a borrower may be inaccurate or may not accurately reflect the borrower’s creditworthiness, which may compromise the accuracy of our credit assessment.

We obtain certain information from prospective borrowers and third parties for the purpose of credit assessment, which may not be complete, accurate, or reliable. A credit score assigned to a borrower may not reflect that particular borrower’s actual creditworthiness because the credit score may be based on outdated, incomplete or inaccurate borrower information. Additionally, once we have obtained a borrower’s information, the borrower may subsequently (i) become delinquent in the payment of an outstanding obligation; (ii) default on a pre-existing debt obligation; (iii) take on additional debt; or (iv) sustain other adverse financial events, making the information we have previously obtained inaccurate.

To better assess borrowers’ creditworthiness, we joined the credit and information sharing system set up by the National Internet Finance Association of China. A participant of this sharing system can obtain a borrower’s credit information shared by other participants. However, this sharing system is still at the primary stage of development and there are a limited number of participants and limited amount information in this sharing system. In addition, we share data with a credit reference agency licensed by the People’s Bank of China to provide individual credit reference service. However, it remains unclear as to whether the credit reference agency we cooperate with can efficiently and accurately aggregate data from all different types of online databases. As a result, we cannot determine whether borrowers have outstanding loans through other consumer finance marketplaces not participating in this sharing system at the time they obtain a loan from us. This creates the risk that a borrower may borrow money through our platforms in order to pay off loans on other consumer finance marketplaces and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platforms, the additional debt may impair the ability of that borrower to make payments on their loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot repay all of their indebtedness, the obligations under the loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to institutional funding partners on our platforms.

Furthermore, the Notice on Regulating and Rectifying “Cash Loan” Business provided, among others, that funds from banks cannot be used for “campus loan” business. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Online Consumer Finance Services—Regulations on lending activities.” We have adopted several measures to identify college students and try to prevent them borrowing money from our platforms. However, we cannot assure that those measures are able to identify all college students on our platforms.

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

We currently rely on a number of strategic partners in various aspects of our business. For example, in terms of user acquisition, we acquire a significant portion of our borrowers through a limited number of online channels from a limited number of our strategic partners. To ensure compliance with the regulatory requirements regarding “disconnecting direct connection,” we collaborate with a licensed credit reference agency to provide borrowers’ personal credit information to our institutional funding partners. We rely on certain data partners to collect credit information of borrowers for credit scoring and fraud detections. We anticipate that we will continue to leverage strategic relationships with existing strategic partners to grow our business while pursuing new relationships with additional strategic partners.

Pursuing, establishing and maintaining relationships with strategic partners require significant time and resources as does integrating third-party data and services with our system. Our current agreements with partners generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our platforms. Certain types of partners may devote more resources to support their own competing businesses. In addition, these partners may not perform as expected under our agreements with them, and we may have disagreements or disputes with them, which could adversely affect our brand and reputation. If we cannot successfully enter into and maintain effective strategic relationships with strategic partners, our business will be harmed.

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

We have obligations to verify information relating to borrowers and detecting fraud. If we fail to perform such obligations to meet the requirements of laws and regulations, we may be subject to liabilities.

In China, our business involves connecting institutional funding partners and borrowers, which constitutes an intermediary service. Our contracts with institutional funding partners and borrowers are considered intermediation contracts under the Civil Code of the PRC. According to this code, an intermediary who intentionally conceals material information or provides false information in connection with the conclusion of an intermediation contract, resulting in harm to the client’s interests, may not claim any service fee for its intermediary services and is liable for any damage incurred by the client. Therefore, if we fail to provide any material information to institutional funding partners and are found to be at fault, for failure or deemed failure to exercise proper care, to conduct adequate information verification or supervision, we could be subject to liabilities as an intermediary under the Civil Code of the PRC.

We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on an as-needed basis. However, as the laws, regulations, rules, and governmental policies governing the online consumer finance industry are relatively new, it remains unclear to what extent online consumer finance platforms should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for institutional funding partners exceeding the portion that we agreed to bear, as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the current laws, regulations, rules, and governmental policies governing the online consumer finance industry if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

We may be deemed to use our own funds to finance certain loans and therefore be subject us to regulatory risks.

Under the Measures for Banning of Illegal Financial Institutions and Illegal Financial Business Operations, issued by the State Council on July 13, 1998, any entity engaging in financial activities without approval from the People’s Bank of China may be classified as an illegal financial institution. This includes providing loans without the necessary approval from the People’s Bank of China, which is considered an illegal financial business operation. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Online Consumer Finance Services—Regulations on illegal financial institutions and intermediaries.”

In connection with our quality assurance commitments provided through third-party financing guarantee companies, when a borrower defaults, the third-party financing guarantee companies will repay the full overdue amounts to our institutional funding partners. Subsequently, we will purchase the creditors’ rights from these third-party financing guarantee companies, and the borrowers are required to repay the remaining principal and interest to us. We cannot rule out the possibility that regulatory authorities may view this business practice as constituting the provision of loans without the permission of the People’s Bank of China, potentially leading to our classification as an illegal financial institution. If found in violation of these measures, we would be subject to fines, penalties, or other liabilities, which could materially and adversely affect our business, financial condition, and prospects.

Our failure to compete effectively could adversely affect our results of operations and market share.

The online consumer finance industry in the markets where we operate is competitive and evolving. We compete with financial products and companies that attract borrowers and institutional funding partners. Primarily, we compete with leading online consumer finance companies in the markets where we operate. Additionally, concerning borrowers, we also compete with traditional financial institutions, such as consumer finance business units in commercial banks, credit card issuers, and other consumer finance companies. With respect to institutional funding partners, our product offerings also compete with other products and asset classes, such as equities, bonds, investment trust products, bank savings accounts, real estate, and alternative asset classes.

Our competitors operate with different business models, have different cost structures, or participate selectively in different market segments. Ultimately, they may prove more successful or adaptable to new regulatory, technological, and other developments. Some of our current and potential competitors have significantly more financial, technical, marketing, and other resources than we do and may be able to devote greater resources to the development, promotion, sale, and support of their platforms. Moreover, our competitors may possess more extensive borrower or funding sources, greater brand recognition and loyalty, and broader partner relationships than us. Additionally, a current or potential competitor may acquire one or more of our existing competitors or form a strategic alliance with one or more of our competitors. Any of the foregoing could adversely affect our business, results of operations, financial condition, and future growth.

Furthermore, our competitors may excel at developing new products, responding faster to new technologies, and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market or existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in the markets where we operate is relatively new and fast-evolving, potential institutional funding partners and borrowers may not fully understand how our platforms work and may not fully appreciate the additional customer protections and features that we have invested in and adopted on our platforms compared to others. Our pricing and terms could deteriorate if we fail to meet these competitive challenges. Furthermore, to the extent that our competitors can offer more attractive terms to our cooperation partners, such cooperation partners may choose to terminate their relationships with us. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our platforms could stagnate or substantially decline, resulting in reduced revenues or our platforms failing to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

If we fail to promote and maintain our brand in a cost-efficient way, our business and results of operations may be harmed.

We believe that developing and maintaining awareness of our brand effectively is critical to attracting new and retaining existing borrowers and institutional funding partners to our platforms. This depends largely on the effectiveness of our marketing efforts and the success of the channels we use to promote our platforms. If any of our current marketing channels become less effective, if we are unable to continue to use any of these channels, if the cost of using these channels were to significantly increase or if we are not successful in generating new channels, we may not be able to attract new borrowers and institutional funding partners in a cost-effective manner or convert potential borrowers and institutional funding partners into active borrowers and institutional funding partners on our platforms.

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

Any negative publicity with respect to us, the online consumer finance industry in general and our third-party partners may materially and adversely affect our business and results of operations.

Reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

•	maintain the quality and reliability of our platforms;

•	provide borrowers and institutional funding partners with a superior experience on our platforms;

•	enhance and improve our credit assessment and risk-pricing models;

•	effectively manage and resolve borrower and institutional funding partner complaints; and

•	effectively protect personal information and privacy of borrowers and institutional funding partners.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

As the online consumer finance industry is relatively new in the markets where we operate, and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about the online consumer finance industry in general may have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Governmental authorities in the markets where we operate have also instituted specific rules to develop a more transparent regulatory environment for the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Online Consumer Finance Services” for details. Non-compliance with these regulations by any players in the online consumer finance industry within our market may adversely impact the reputation of the industry as a whole. Any negative development in, or negative perception of, the online consumer finance industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and impose a negative impact on our ability to attract new borrowers and institutional funding partners. Negative developments in the online consumer finance industry, such as widespread borrower defaults, aggressive practices, or misconduct in loan collection, fraudulent behavior, and/or the closure of other online consumer finance platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance platforms like us.

In addition, negative publicity about our partners, outsourced service providers, or other counterparties, such as negative publicity about their loan collection practices and any failure by them to adequately protect the information of our borrowers, comply with applicable laws and regulations, or otherwise meet required quality and service standards, could harm our reputation. If any of the foregoing takes place, our business and results of operations could be materially and adversely affected.

Fraudulent activity on our platforms could negatively impact our operating results, brand and reputation and cause the use of our loan products and services to decrease.

We are subject to the risk of fraudulent activity both on our platforms and associated with borrowers, institutional funding partners and other third parties handling borrower information. Our resources, technologies and fraud detection tools may be insufficient to accurately detect and prevent fraud. Significant increases in fraudulent activity could negatively impact our brand and reputation, result in losses suffered by the institutional funding partners, reduce the volume of loans facilitated through our platforms and lead us to take additional steps to reduce fraud risk, which could increase our costs and expenses. High profile fraudulent activity could even lead to regulatory intervention, and may divert our management’s attention and cause us to incur additional expenses and costs. If any of the foregoing were to occur, our results of operations and financial condition could be materially and adversely affected.

Our current level of fee rates may decline in the future. Any material reduction in our fee rates could reduce our profitability.

We earn a substantial majority of our revenues from the service fees that we collect from institutional funding partners or third-party guarantee companies on loans facilitated through our platforms, as well as the fees that we charge borrowers as guarantee fees. The fee rates may vary among different business models and third-party guarantee companies or institutional funding partners. Any material reduction in our fee rates could have a significant adverse effect on our business, results of operations and financial condition.

Fluctuations in interest rates could negatively affect transaction volume facilitated through our platforms.

All loans facilitated through our platforms are issued with fixed interest rates. We determine the interest rates of the loans on our platforms primarily based on market conditions and the general interest rate environment, rather than by referencing a specific benchmark rate. Fluctuations in interest rates may affect the demand for loan services on our platforms. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high-interest-rate environment will likely increase the funding costs for our institutional funding partners, which may lead to a higher rate of return required by such institutional funding partners and thereby dampen their desire to fund borrowers on our platforms. If we fail to respond to fluctuations in interest rates promptly and adjust our loan product offerings, potential and existing investors may lose potential interest returns on our platforms and products, delay or reduce future loan investments, and potential and existing borrowers may show less interest in our loan products and platforms. Consequently, fluctuations in the interest rate environment may discourage institutional funding partners and borrowers from participating in our platforms, adversely affecting our business.

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

We are exposed to many types of operational risks, including the risk of misconduct and errors by our employees and third-party service providers. Our business depends on our employees and third-party service providers to interact with potential borrowers and institutional funding partners, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. We could be materially adversely affected if transactions were redirected, misappropriated or otherwise improperly executed, if personal information was disclosed to unintended recipients or if an operational breakdown or failure in the processing of transactions occurred, whether as a result of human error, purposeful sabotage or fraudulent manipulation of our operations or systems. In addition, the manner in which we store and use certain personal information and interact with borrowers and institutional funding partners through our platforms is governed by various laws. It is not always possible to identify and deter misconduct or errors by employees or third-party service providers, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses. If any of our employees or third-party service providers take, convert or misuse funds, documents or data or fail to follow protocol when interacting with borrowers and institutional funding partners, we could be liable for damages and subject to regulatory actions and penalties. We could also be perceived to have facilitated or participated in the illegal misappropriation of funds, documents or data, or the failure to follow protocol, and therefore be subject to civil or criminal liability. In addition to our own collecting team, we also use certain third-party service providers for loan collection services. Aggressive practices or misconduct by any of our third-party service providers in the course of collecting loans could damage our reputation.

Any failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.

The regulatory framework for the collection, use, safeguarding, sharing, transfer and other processing of data and personal information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. As the regulations regarding data protection, data security, cybersecurity and personal information protection are quickly evolving in China and globally, we may become subject to new laws and regulations applying to the solicitation, collection, processing or use of personal information that could affect how we store, process and share data of our borrowers.

In particular, the PRC government has tightened the regulation of the storage, sharing, use, disclosure and protection of personal data and user data in recent years. PRC laws and regulations require internet service providers and other network operators to clearly state the authorized purpose, methods and scope of the collection and usage of personal data and obtain the consent of users for the processing of this personal data, as well as to establish user information protection systems with remedial measures. For details of these regulations, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Internet Companies—Regulations on internet security.”

On May 1, 2021, the Regulations on the Scope of Necessary Personal Information Collected by the Frequently Used Mobile Applications came into effect. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Internet Companies—Regulations on internet security.” In 2021, the Ministry of Industry and Information Technology and its local branch decided that our PPDai mobile application was collecting users’ personal information in a non-compliance way. We had taken remedial measures in a timely manner and reported our rectification measures to the governmental authorities. The authorities did not take any further follow-up inquiries or investigations into the identified issues after our adoption of remedial measures. However, if the authorities identify any new non-compliance issues related to data protection or cybersecurity in the future, they may order us to make additional rectifications. If our remedial measures at that time are not satisfactory to them, we may be subject to government fines, penalties, suspension of our non-compliant operations, or removal of our app from application stores, which could materially and adversely affect our business and operating results.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law, effective on November 1, 2021, which further details the general rules and principles on personal information processing and further increases the potential liability of personal information processor. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations on internet security.” Our mobile apps and websites only collect user personal information that we believe is necessary to provide the corresponding services. We update our privacy policies from time to time to meet the latest regulatory requirements of the Cyberspace Administration of China and other authorities and adopt technical measures to protect data and ensure cybersecurity in a systematic way. Nonetheless, the Personal Information Protection Law raises the protection requirements for processing personal information, and many specific requirements of the Personal Information Protection Law remain to be clarified by the Cyberspace Administration of China, other regulatory authorities, and courts in practice. If the Cyberspace Administration of China or other governmental authorities deem us as collecting excessive personal information, including the sensitive personal information, that beyond the necessity to provide the corresponding services, we will have to make adjustments to our business practices to comply with the personal information protection laws and regulations.

On November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments). See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Internet Companies—Regulations on internet security.” As of the date of this annual report, the draft regulations were released for public comment only, and their respective provisions and the anticipated adoption or effective date may be subject to change with substantial uncertainty. The Draft Data Security Regulations remain unclear on whether the requirements will be applicable to companies that have been listed in the United States, such as us. We cannot predict the impact of the Draft Data Security Regulations, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the Draft Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

On January 4, 2022, the Cyberspace Administration of China, the National Development and Reform Commission, the Ministry of Industry and Information Technology, and several other administrations jointly published the amended Measures for Cybersecurity Review, which became effective on February 15, 2022. The amended Measures for Cybersecurity Review further restates and expands the applicable scope of the cybersecurity review. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Internet Companies—Regulations on internet security.” As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator, or if our data processing activities raise “national security” concern under the amended Measures for Cybersecurity Review. In such case, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations. In addition to the cybersecurity review, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments) requires that data processors processing “important data” or listed overseas shall conduct an annual data security assessment by itself or commission a data security service provider to do so and submit the assessment report of the preceding year to the municipal cybersecurity department by the end of January each year. If a final version of these draft regulations is adopted, we may be subject to review when conducting data processing activities and annual data security assessment and may face challenges in addressing its requirements and make necessary changes to our internal policies and practices in data processing.

The regulatory authorities in China continue to monitor websites and apps in relation to the protection of personal information and data, privacy and information security, and may impose additional requirements from time to time. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. As a result, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. If we are unable to address any information protection concerns, any compromise of security that results in unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and result in governmental enforcement actions, litigation, fines and penalties or adverse publicity and could cause our borrowers and institutional partners to lose trust in us, which could have a material adverse effect on our business, results of operations, financial condition and prospects.

We face indirect technology, cybersecurity and operational risks relating to third parties.

We also face indirect technology, cybersecurity and operational risks relating to the third parties upon whom we rely to facilitate or enable our business activities, such as third-party online payment service providers who manage accounts for certain borrower and institutional funding partner funds. As a result of increasing consolidation and interdependence of technology systems, a technology failure, cyber-attack or other information or security breach that significantly compromises the systems of one entity could have a material impact on its counterparties. Although our agreements with third-party payment service providers provide that each party is responsible for the cybersecurity of its own systems, any cyber-attack, computer viruses, physical or electronic break-ins or similar disruptions of such third-party payment service providers could, among other things, adversely affect our ability to serve our users, and could even result in misappropriation of funds of our borrowers and institutional funding partners. If that were to occur, both we and third-party payment service providers could be held liable to borrowers and institutional funding partners who suffer losses from the misappropriation.

Our business depends on third-party service providers to interact with potential borrowers and institutional funding partners, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. Compliance with applicable data protection laws and regulations is a rigorous and time-intensive process. We have established a comprehensive administrative mechanism and standardized employee training system for stringent information security management, and we have received ISO 27001 Information Security Management System Certification, ISO 9001 Quality Management System Certification, and ISO 27701 Privacy Management System Certification. We have also been deploying innovative technologies to promote user data protection. For example, we are a member of the National Information Security Standardization Technical Committee, maintaining up to date knowledge and compliant regarding the latest cyber-security regulatory requirements.

For credit assessment purposes, we collaborate with third-party data providers to obtain borrowers’ credit and behavioral data, with their general consent. Although we require these providers to guarantee that data provided is lawfully collected and authorized, and that their collaboration with us complies with all applicable laws and regulations, we cannot assure you of strict compliance during the entire data collection, usage, storage, and processing process. To ensure compliance with regulatory requirements regarding “disconnecting direct connection,” most of our data partners collaborate with a licensed credit reference agency to provide borrowers’ personal credit information to us. The licensed credit reference agency undertakes that the products and service it provides to us is in compliance with applicable laws and regulations. If the licensed credit reference agency or any of our third-party data providers fails to comply with applicable data protection laws and regulations, our reputation could suffer and we could become subject to regulatory intervention. Furthermore, our collaboration with third-party data providers may subject us to significant civil or criminal penalties and negative publicity or result in the delayed or halted processing of personal data that we need to undertake to carry on our business, which could have a material adverse effect on our business, financial condition and results of operations. See “—Cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions of us or of a third party could result in disclosure or misuse of confidential information and misappropriation of funds of our borrowers and institutional funding partners, subject us to liabilities, cause reputational harm and adversely impact our results of operations and financial condition.”

If our ability to collect delinquent loans is impaired, our business and results of operations might be materially and adversely affected.

We primarily rely on our in-house collection team to handle the collection of delinquent loans. We also engage certain third-party collection service providers to assist us with loan collection. If our or third-party agencies’ primary collection methods, such as phone calls, text messages, legal letters and legal proceedings, are not as effective as they were and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease, and our investors may suffer loss. In addition, we bear credit risks for a substantial majority of the loans funded by our institutional funding partners to borrowers we introduced. If our ability to collect delinquent loans is not as effective or efficient as expected, our liquidity, financial conditions and results of operations could be materially and adversely affected.

Moreover, according to the Notice on Regulating and Rectifying “Cash Loan” Business, promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, delinquent loans in China may not be collected by means of violence, intimidation, insult, defamation, or harassment. Any violation of this notice may result in penalties, including but not limited to suspension of operation, orders to make rectification, condemnation, revocation of license, orders to cease business operations, and even criminal liabilities. If the collection methods we use in collecting delinquent loans are viewed by the borrowers or regulatory authorities as harassments, threats or other illegal conducts, we may be subject to lawsuits initiated by the borrowers or prohibited by the regulatory authorities from using certain collection methods. If this were to happen and we fail to adopt alternative collection methods in a timely manner or the alternative collection methods are proven not effective, we might not be able to maintain our delinquent loan collection rate and the investors’ confidence in our platforms may be negatively affected.

Furthermore, the Ministry of Public Security promulgated the Guidance on Several Issues for Soft Violence Regarding Criminal Cases on April 9, 2019, which provides, among other things, that harassment by means of the internet or telecommunication to disturb people’s normal life, work, production, business, and social order may be deemed as soft violence, subjecting individuals to criminal liabilities. In 2019, several public security authorities in different provinces of China took actions against some loan collection outsourcing companies, and even criminal cases were reported to have been charged against some of them. We have established strict implementation policies to ensure that our collection personnel and third-party collection service providers do not engage in aggressive practices. However, our in-house collection team is large, and we cannot assure that each member will strictly comply with our policies. Furthermore, we have no direct control over the management of third-party collection service providers. If any practices by our in-house collection team members or our third-party collection service providers are deemed by governmental authorities as aggressive collection or soft violence, our reputation and business could be materially and adversely affected. If any of the foregoing takes place and impairs our ability to collect delinquent loans, the transaction volumes on our platforms will decrease, and our business and results of operations could be materially and adversely affected.

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

In addition, our platforms collect, store, and process certain personal and other sensitive data from our borrowers. The data that we have processed and stored makes us or third-party service providers who host our servers a target and potentially vulnerable to cyber-attacks, computer viruses, physical or electronic break-ins or similar disruptions. While we have taken steps to protect the confidential information that we have access to and put in place internal reporting procedures relating to cybersecurity incidents, our security measures could be breached. As of the date of this annual report, we have not experienced any material cyber security incidents. However, we cannot assure you that our security measures will not be breached in the future. Because techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our platforms could cause confidential borrower and institutional funding partner information to be stolen and used for criminal purposes.

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

If any of our institutional funding partners fails to comply with applicable anti-money laundering laws and regulations, it could become subject to regulatory intervention or sanction and its business may be adversely affected, which could further have a material adverse effect on our reputation, business financial condition and results of operations.

In addition, we currently rely on the third-party service providers, in particular payment companies, that manage the transfer of funds between borrowers and institutional funding partners, to appropriately design and adopt their own appropriate anti-money laundering policies and procedures. The payment companies are subject to anti-money laundering obligations under applicable anti-money laundering laws and regulations and are regulated by competent regulatory authorities. If any of our third-party service providers fails to comply with applicable anti-money laundering laws and regulations, our reputation could suffer and we could become subject to regulatory intervention, which could have a material adverse effect on our business, financial condition and results of operations.

For example, in October 2018, the People’s Bank of China, the China Banking and Insurance Regulatory Commission, and the CSRC, jointly issued the Anti-money Laundering and Anti-terrorism Financing Administrative Measures for Internet Finance Institution, which states that internet finance institutions in China are obliged to accept the anti-money laundering and anti-terrorism financing inspection conducted by the People’s Bank of China and its branches. These measures also authorized the establishment of the internet finance anti-money laundering and anti-terrorism financing monitor platform, by the National Internet Finance Association under the instruction of the People’s Bank of China and other financial governmental authorities, to improve the online monitoring mechanism and information sharing between the institutions. To comply with these measures, we have formulated policies, including internal controls and “know-your-customer” procedures. However, we cannot assure you that we will be able to maintain effective anti-money laundering and anti-terrorism financing policies and procedures to protect our platforms from being exploited for money laundering or terrorism financing purposes, or that such policies and procedures will be deemed compliant with applicable anti-money laundering and anti-terrorism financing laws and regulations.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15I under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) through (c) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, also attested and reported our internal control over financial reporting. See the attestation report on page F-2 issued by our independent registered public accounting firm for further details. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platforms. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

Any significant disruption in service on our platforms, in our computer systems or third-party service providers’ systems, including events beyond our control, could prevent us from processing or posting loans on our platforms, reduce the attractiveness of our platforms and result in a loss of borrowers or investors.

In the event of a platform outage and physical data loss, our ability to perform our servicing obligations, process loan applications or make funds available on our platforms would be materially and adversely affected. The satisfactory performance, reliability and availability of our platforms and our underlying network infrastructure are critical to our operations, customer service, reputation and our ability to retain existing and attract new borrowers and institutional funding partners. Much of our system hardware is hosted in a leased facility located in Shanghai that is operated by our IT staff. We also maintain a real-time backup system in the same facility and a remote backup system at a separate facility also located in Shanghai. Our operations depend on our ability to protect our systems against damage or interruption from natural disasters, power or telecommunications failures, air quality issues, environmental conditions, computer viruses or attempts to harm our systems, criminal acts and similar events. If there is a lapse in service or damage to our leased facilities in Shanghai, we could experience interruptions and delays in our service and may incur additional expense in arranging new facilities.

Any interruptions or delays in our service, whether as a result of third-party or our error, natural disasters or security breaches, whether accidental or willful, could harm our relationships with our borrowers and institutional funding partners and our reputation. Additionally, in the event of damage or interruption, our insurance policies may not adequately compensate us for any losses that we may incur. Our disaster recovery plan has not been tested under actual disaster conditions, and we may not have sufficient capacity to recover all data and services in the event of an outage. These factors could prevent us from processing or posting payments on loans, damage our brand and reputation, divert our employees’ attention, subject us to liability and cause borrowers and institutional funding partners to abandon our platforms, any of which could adversely affect our business, financial condition and results of operations.

Our platforms and internal systems rely on software that is highly technical, and if it contains undetected errors, our business could be adversely affected.

Our platforms and internal systems rely on software that is highly technical and complex. In addition, our platforms and internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Errors or other design defects within the software on which we rely may result in a negative experience for borrowers and institutional funding partners using our platforms, delay introductions of new features or enhancements, result in errors or compromise our ability to protect borrower or investor data or our intellectual property. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, loss of borrowers or investors or liability for damages, any of which could adversely affect our business, results of operations and financial condition.

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

It may be difficult to maintain and enforce intellectual property rights in certain markets where we operate. Statutory laws and regulations may be subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in certain markets where we operate. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in the markets where we operate. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in certain markets where we operate are still evolving and are uncertain, and we cannot assure you that the courts or regulatory authorities in certain markets where we operate would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may be held liable for information or content displayed on, retrieved from or linked to our mobile applications, which may materially and adversely affect our business and operating results.

We offer consumer finance products in China mainly through our mobile applications, which are regulated by the Administrative Provisions on Mobile Internet Applications Information Services. This regulation was promulgated by the Cyberspace Administration of China on June 28, 2016, and amended on June 14, 2022. It states that providers of mobile applications may not create, copy, publish, or distribute information and content prohibited by laws and regulations. We have implemented internal control procedures to screen the information and content on our mobile applications to ensure compliance with this regulation. However, we cannot assure that all information or content displayed on, retrieved from, or linked to our mobile applications complies with the requirements at all times. If our mobile applications were found to violate any requirement under this regulation, we may be subject to administrative penalties, including warnings, service suspension, or removal of our mobile applications from mobile application stores, which could materially and adversely affect our business and operating results.

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

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our platforms and better serve borrowers and institutional funding partners. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•

regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platforms, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our daily operations;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•	difficulties in retaining relationships with customers, employees and business partners of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•	failure to successfully further develop the acquired technology;

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. For example, our former chief executive officer, Mr. Feng Zhang, resigned in March 2023 due to personal reasons, and our board of directors appointed Mr. Tiezheng Li, the then vice chairman of our board and president, to assume the position of chief executive officer. If any additional key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all.

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

Increases in labor costs may adversely affect our business and results of operations.

As of December 31, 2023, we had 3,648 employees, and most of them were based in China. We may need to increase our employee compensation and benefits levels and offer more favorable working conditions to remain competitive in attracting and retaining talented employees. In addition, we are required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees in China. We expect that our labor costs, including wages and employee benefits, may continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our borrowers or institutional funding investors by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

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

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

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

We face risks related to widespread health epidemics or other outbreaks or natural disasters, which could significantly disrupt our operations.

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika, since it could require our employees to be quarantined or our offices to be disinfected or even temporarily closed. For example, from early 2020 to early 2023, the COVID-19 pandemic triggered a series of lockdowns, social distancing requirements, and travel restrictions that significantly and negatively affected our various businesses in China. Our operations in overseas markets also experienced adverse impacts. Furthermore, as COVID-19 has negatively affected the global economy, the countries where we operate may continue to experience lower domestic consumption, higher unemployment, severe disruptions to exporting goods to other countries, and greater economic uncertainty, which may materially impact our business. People, in general, may be less inclined to borrow, and borrowers may have reduced propensity or ability to repay their loans due to the economic problems caused by COVID-19, potentially affecting credit quality. The extent to which the pandemic will affect our results of operations going forward will depend on future developments, which remain uncertain and unpredictable.

We are also vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide products and services on our platforms. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak or any change in policy in response to such event harms the global or local economy in general.

In addition, our headquarters are located in Shanghai, where most of our directors and management and a large majority of our employees currently reside. Most of our system hardware and back-up systems are hosted in leased facilities located in Shanghai. Consequently, we are highly susceptible to factors adversely affecting Shanghai. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Shanghai, our operation may experience material disruptions, such as temporary closure of our offices and suspension of services, disruption of communications between our headquarters and overseas operations, which may materially and adversely affect our business, financial condition and results of operations.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements regarding the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. For example, except otherwise regulated, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunications service provider (except for e-commerce, domestic multi-party communications, storage and forwarding classes, and call centers).

We are a Cayman Islands company and our PRC subsidiaries are considered foreign invested enterprises. There has been no official guidance or interpretation from the PRC government clarifying which category of value-added telecommunication services our business falls into. However, we believe the online consumer finance services we provide in China may constitute a type of value-added telecommunication service that is subject to restrictions on foreign ownership and investment. Therefore, to comply with PRC laws, regulations and regulatory requirements, we set up a series of contractual arrangements entered into among some of our PRC subsidiaries, the consolidated variable interest entities, and their shareholders to conduct some of our operations in China. For more detailed about these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements.” As a result of these contractual arrangements, we are able to direct the activities of the operation of the consolidated variable interest entities and their subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP.

In the opinion of our PRC counsel, Hui Ye Law Firm, our current structures of the consolidated variable interest entities and our WFOEs are not in violation of existing PRC laws, regulations and rules, and these contractual arrangements are valid, binding and enforceable in accordance with their terms and applicable PRC laws and regulations currently in effect.

We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities, and our operations in China are primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated variable interest entities, which contribute to 78.6% of our revenues in 2023. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

However, our PRC counsel, Hui Ye Law Firm, has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

Although we believe we, our PRC subsidiaries and the consolidated variable interest entities comply with current PRC laws and regulations, we cannot assure you that the PRC government would agree that our contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. The PRC government may have broad discretion in determining rectifiable or punitive measures for non-compliance with or violations of PRC laws and regulations. If the PRC government determines that we or the consolidated variable interest entities do not comply with applicable law, it could revoke the consolidated variable interest entities’ business and operating licenses, require the consolidated variable interest entities to discontinue or restrict the consolidated variable interest entities’ operations, restrict the consolidated variable interest entities’ right to collect revenues, block the consolidated variable interest entities’ websites, require the consolidated variable interest entities to restructure our operations, impose additional conditions or requirements with which the consolidated variable interest entities may not be able to comply, impose restrictions on the consolidated variable interest entities’ business operations or on their customers, or take other regulatory or enforcement actions against the consolidated variable interest entities that could be harmful to their business. Any of these or similar occurrences could significantly disrupt our or the consolidated variable interest entities’ business operations or restrict the consolidated variable interest entities from conducting a substantial portion of their business operations, which could materially and adversely affect the consolidated variable interest entities’ business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of operation of any of the consolidated variable interest entities that most significantly impact its economic performance, or our failure to receive the economic benefits from any of the consolidated variable interest entities, we may not be able to consolidate these entities in our consolidated financial statements in accordance with U.S. GAAP.

We face uncertainties with respect to the implementation of the Foreign Investment Law of the PRC and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress enacted the Foreign Investment Law of the PRC, which replaced the previous laws regulating foreign investment in China. The Foreign Investment Law of the PRC embodies an expected trend in PRC regulatory policy to rationalize its foreign investment regulatory regime in line with prevailing international practices and legislative efforts to unify corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist regarding its interpretation and implementation. In particular, under the Foreign Investment Law of the PRC, “foreign investment” refers to investment activities directly or indirectly conducted by foreign individuals, enterprises, or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. Additionally, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law of the PRC, but this regulation still does not explicitly define whether contractual arrangements would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment.

We cannot rule out the possibility that control through contractual arrangement may be regarded as a form of control made by foreign investors, and therefore require approval from the competent governmental authorities. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions promulgated by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with the consolidated variable interest entities for a significant portion of our business operations, and such contractual arrangements may not be as effective as equity ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the consolidated variable interest entities to operate our online consumer finance platform business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Revenues contributed by the consolidated variable interest entities and their respective subsidiaries accounted for 88.0%, 83.9% and 78.6% of our total revenues for 2021, 2022 and 2023, respectively. These contractual arrangements may not be as effective as equity ownership in providing us with control over the consolidated variable interest entities. For example, the consolidated variable interest entities and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the consolidated variable interest entities, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the consolidated variable interest entities, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance of obligations under the contractual arrangements by the consolidated variable interest entities, shareholders of the consolidated variable interest entities, and other parties to the contractual arrangements to direct the activities of operation of the consolidated variable interest entities. The shareholders of the consolidated variable interest entities may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with the consolidated variable interest entities. Although we have the right to replace any shareholder of the consolidated variable interest entities under the contractual arrangements, if any of these shareholders are uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings, the outcome of which will be subject to uncertainties. See “—Any failure by the consolidated variable interest entities, shareholders of the consolidated variable interest entities or other parties to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.” Therefore, our contractual arrangements with the consolidated variable interest entities and shareholders of the consolidated variable interest entities may not be as effective in ensuring our control over our business operations as equity ownership would be.

Any failure by the consolidated variable interest entities, shareholders of the consolidated variable interest entities or other parties to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If the consolidated variable interest entities or their shareholders fail to perform their respective obligations under the contractual arrangements, we may incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of the consolidated variable interest entities were to refuse to transfer their equity interests in the consolidated variable interest entities to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is evolving rapidly. The interpretations of many laws, regulations, and rules may exhibit inconsistencies, and the enforcement of these laws, regulations, and rules may also involve uncertainties. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct the activities of operation of the consolidated variable interest entities and their respective subsidiaries, and our ability to conduct our business may be negatively affected. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of the consolidated variable interest entities are held by Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu and Mr. Shaofeng Gu, our co-founders and shareholders, as well as a few of their family relatives. Their interests in the consolidated variable interest entities may differ from the interests of our company as a whole. These shareholders may breach, or cause the consolidated variable interest entities to breach, the existing contractual arrangements we have with them and the consolidated variable interest entities, which would have a material adverse effect on our ability to direct the activities of operation of the consolidated variable interest entities and their subsidiaries and receive economic benefits from them. For example, the shareholders of Beijing Paipairongxin, one of the consolidated variable interest entities, may be able to cause our agreements with Beijing Paipairongxin and Shanghai PPDai, a major subsidiary of Beijing Paipairongxin, to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

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

Contractual arrangements with the consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or the consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.

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

We may lose the ability to use and enjoy assets held by the consolidated variable interest entities that are material to the operation of our business if any consolidated variable interest entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

The consolidated variable interest entities and their subsidiaries hold certain assets that are material to the operation of our business, including, among others, intellectual properties, hardware and software. Under the contractual arrangements, the consolidated variable interest entities may not, and the shareholders of the consolidated variable interest entities may not cause them to, in any manner, sell, transfer, mortgage or dispose of their assets or their legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders of the consolidated variable interest entities breach the these contractual arrangements and voluntarily liquidate the consolidated variable interest entities, or the consolidated variable interest entities declare bankruptcy and all or part of their assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If the consolidated variable interest entities undergo a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

The overwhelming majority of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the degree of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China are still owned or controlled by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, the growth rate has gradually slowed since 2010, and growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any prolonged slowdown in the Chinese economy may reduce the demand for our products and services and materially and adversely affect our business and results of operations.

A severe or prolonged downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition.

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may reduce the demand for consumer loans and investments, and materially and adversely affect our business, results of operations and financial condition.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.

The PRC legal system is based on written statutes and prior court decisions have limited value as precedents. Since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties.

In particular, PRC laws and regulations concerning the online consumer finance industry are still developing and evolving. Although we have taken measures to comply with the laws and regulations that are applicable to our business operations, including the regulatory principles raised by the China Banking and Insurance Regulatory Commission, and avoid conducting any non-compliant activities under the applicable laws and regulations, such as providing guarantee to institutional funding partners or sharing borrowers’ personal information with institutional funding partners directly, the PRC government authority may promulgate new laws and regulations regulating the online consumer finance industry in the future. We cannot assure you that our business operations would not be deemed to violate any new PRC laws or regulations relating to online consumer finance. Moreover, developments in the online consumer finance industry may lead to changes in PRC laws, regulations and policies or in the interpretation and application of existing laws, regulations and policies, which in turn may limit or restrict online consumer finance platforms like us and could materially and adversely affect our business and operations.

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

The PRC government has significant oversight over the conduct of our business and it has exerted more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

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

We only have contractual control over the consolidated variable interest entities. Such corporate structure may subject us to sanctions, compromise the enforceability of related contractual arrangements, which may result in significant disruption to our business or have other harmful effects on us.

The evolving PRC regulatory system for the internet industry may lead to the establishment of new regulatory agencies. For example, in May 2011, the State Council announced the establishment of the Cyberspace Administration of China (with the involvement of the State Council Information Office, the Ministry of Industry and Information Technology, and the Ministry of Public Security). The primary role of this agency is to facilitate the policy-making and legislative development in this field, to direct and coordinate with different departments in connection with online content administration and to deal with cross-ministry regulatory matters for the internet industry.

Our ppdai.com website and PPDai mobile application, operated by Shanghai PPDai, a subsidiary of Beijing Paipairongxin, one of the consolidated variable interest entities, may be considered to provide internet content provision services, as well as online data processing or transaction processing services. As a result, Shanghai PPDai may need to obtain certain value-added telecommunications business licenses. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”

The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. We cannot assure you that we have obtained all the permits or licenses required for conducting our business in China or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue the related business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

The overwhelming majority of our operations are located in China, which are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Historically, the PRC government had published new regulations and policies that significantly affected our industry. For example, we modified our business model and practices in the past as a result of changes in laws, regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance. We may further change our business model or practices in the future, which may not be successful ultimately.” Additionally, we have adjusted our practices for transmission of borrowers’ personal information following the promulgation of regulations related to “disconnecting direct connection.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

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

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust its taxable income under the contractual arrangements it currently has in place with the consolidated variable interest entities in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Contractual arrangements with the consolidated variable interest entities may be subject to scrutiny by the PRC tax authorities and they may determine that we or the consolidated variable interest entities owe additional taxes, which could negatively affect our financial condition and the price of our ADSs.”

Under PRC laws and regulations, our PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. Some of our subsidiaries are required to allocate general risk reserves prior to the distribution of dividends.

Our PRC subsidiaries generate substantially all of their revenue in Renminbi, which is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of our PRC subsidiary to use its Renminbi revenues to pay dividends to us.

The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by the State Administration of Foreign Exchange, or SAFE, for cross-border transactions falling under both the current account and the capital account. For instance, the People’s Bank of China issued the Circular on Further Clarification of Relevant Matters Relating to Offshore RMB Loans Provided by Domestic Enterprises on November 22, 2016, which stipulates that offshore RMB loans provided by a domestic enterprise to offshore enterprises in which it holds equity interests may not exceed 30% of such equity interests. Such regulations may constrain the ability of our PRC subsidiaries to provide offshore loans to us. Any limitation on the ability of our PRC subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law of the PRC and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with governmental authorities in China. According to the PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the foreign investment comprehensive management information system, and registration with other governmental authorities in China. In addition, any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and each of our PRC subsidiaries may not procure loans which exceed the difference between its registered capital and its total investment amount as recorded in the foreign investment comprehensive management information system. Any medium-term or long-term loan to be provided by us to any of the consolidated variable interest entities must be recorded and registered by the National Development and Reform Committee and SAFE or its local branches.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, effective June 2015, in replacement of the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, the Notice from the State Administration of Foreign Exchange on Relevant Issues Concerning Strengthening the Administration of Foreign Exchange Businesses, and the Circular on Further Clarification and Regulation of the Issues Concerning the Administration of Certain Capital Account Foreign Exchange Businesses. According to SAFE Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans, the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within China, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in China in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. SAFE Circular 19 and SAFE Circular 16 may significantly limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China.

On October 25, 2019, SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment. However, since this regulation is newly promulgated, it is unclear how SAFE and competent banks will carry this out in practice.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals or filings on a timely basis, if at all, with respect to future loans that we provide to our PRC subsidiaries or the consolidated variable interest entities or with respect to future capital contributions that we provide to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds from our offshore financing and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

We receive the overwhelming majority of our net revenues in Renminbi. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses in China, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. In 2023, we did not enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk” for more details. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

In addition, our operations in the overseas markets expose us to the effects of fluctuations in currency exchange rates as we report our financials and key operational metrics in Renminbi. With respect to our operations in the overseas markets, we earn revenue denominated in local currencies of the overseas markets, while some of our costs and expenses are paid in the U.S. dollar. Fluctuations in the exchange rates of local currencies of the overseas markets against Renminbi and the U.S. dollar could cause fluctuations in our operational and financial results.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive the overwhelming majority of our net revenues in RMB. Under our current corporate structure, our holding company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the consolidated variable interest entities to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

The PRC government may, from time to time, impose more restrictive foreign exchange policies or step up scrutiny of major outbound capital movements. More restrictions and substantial vetting processes are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may, at its discretion, further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currency to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government sponsored employee benefit plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We have not made adequate employee benefit payments for some employees. With respect to the underpaid employee benefits, we may be required to make supplemental contributions for these plans as well as pay late fees and fines. With respect to the underwithheld individual income tax, we may be required to make up sufficient withholding and pay late fees and fines. If we are subject to late fees or fines for the underpaid employee benefits and underwithheld individual income tax, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the Ministry of Commerce of the PRC be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law, amended by the Standing Committee of the National People’s Congress on June 24, 2022, requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds must be cleared by the Ministry of Commerce before they can be completed. On February 7, 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Internet Platform Economy Sector, which stipulates that if any mergers, acquisitions, or other means of obtaining control or a decisive influence over another entity, collectively referred to as a “concentration of undertakings,” involves any consolidated variable interest entities, such consolidated variable interest entities shall fall within the scope of anti-monopoly review. If a concentration of undertakings meets the criteria for declaration as stipulated by the State Council, an operator shall report such concentration of undertakings to the anti-monopoly law enforcement agency under the State Council in advance. Due to the enhanced implementation of the Anti-Monopoly Law, we may be under heightened regulatory scrutiny, which will increase our compliance costs and subject us to heightened risks and challenges.

In addition, the security review rules issued by the Ministry of Commerce of the PRC that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce of the PRC, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. On December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, which became effective on January 18, 2021. These measures stipulate detailed rules for foreign investment that is subject to security review. Furthermore, this new rule provides that if foreign investors or relevant parties in China intend to invest in crucial information technology and internet products and services, or in crucial financial services, or in other fields which relate to national security, they are required to report to the office in advance for a security review. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Investment.”

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other applicable rules to complete such transactions could be time consuming, and any required approval processes, including obtaining clearance or approval from the competent government authorities may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to PRC Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, commonly known as SAFE Circular 37, in July 2014. This replaced the former circular, commonly known as “SAFE Circular 75,” promulgated by SAFE on October 21, 2005.

SAFE Circular 37 mandates that PRC residents or entities register with SAFE or its local branch for the establishment or control of offshore entities intended for overseas investment or financing. Additionally, these residents or entities must update their SAFE registrations for material events such as changes in basic information, investment amounts, share transfers, or mergers. If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu, and Mr. Shaofeng Gu, who are known to us as being PRC residents and who directly or indirectly hold shares in our Cayman Islands holding company, have completed the foreign exchange registrations in accordance with SAFE Circular 75 then in effect. They are now in the process of updating their registration required in connection with corporate restructuring. Ms. Wei Luo, who indirectly hold shares in our Cayman Islands holding company and previously known to us to be a mainland China resident, has changed her citizenship to Hong Kong. Ms. Wei Luo registered in accordance with SAFE Circular 75 previously.

However, we may not be informed of the identities of all the PRC residents or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of SAFE Circular 37. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE Circular 37. These shareholders’ or beneficial owners’ failure to comply with SAFE Circular 37, or our failure to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

Pursuant to SAFE Circular 37, PRC residents who participate in stock incentive plans in overseas non-publicly-listed companies are required to submit applications to SAFE or its local branches for the foreign exchange registration with respect to offshore special purpose vehicles. In the meantime, our directors, officers and other employees who are PRC citizens, subject to limited exceptions, and who have been granted stock options by us, are required to follow the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly-Listed Company, promulgated by SAFE in February 2012. Pursuant to this notice, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions, and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Exchange—Regulations on employee stock incentive plans of overseas publicly-listed company.”

The State Administration of Taxation has issued certain circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to applicable laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Exchange—Regulations on employee stock incentive plans of overseas publicly-listed company.”

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this regulation only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners like us, the criteria set forth in the circular may reflect the general position of the State Administration of Taxation on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to this regulation, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As the overwhelming majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that FinVolution Group or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then FinVolution Group or such subsidiary could be subject to PRC tax at a rate of 25% on worldwide income, which could materially reduce our net income, and we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ADSs.

We may not be able to obtain certain benefits under tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the Enterprise Income Tax Law of the PRC, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, and the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the PRC tax authority to have satisfied other conditions and requirements under the above arrangement and other applicable PRC laws. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file their report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the PRC tax authority or we will be able to complete the necessary filings with the PRC tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On February 3, 2015, the State Administration of Taxation issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7. Pursuant to this notice, an “indirect transfer” of PRC assets, including a transfer of equity interests in an unlisted non-PRC holding company of a PRC resident enterprise by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of the underlying PRC assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

On October 17, 2017, the State Administration of Taxation issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37. It further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

We face uncertainties on the reporting and consequences of past or future private equity financing transactions, offshore restructuring, or other transactions involving the transfer of ordinary shares in our company by investors that are non-PRC resident enterprises. The PRC tax authorities may pursue such non-resident enterprises with respect to a filing or the transferees with respect to withholding obligations, and request our PRC subsidiaries to assist in the filing. As a result, we and non-resident enterprises in such transactions may become at risk of being subject to filing obligations or being taxed under SAT Public Notice 7 and SAT Bulletin 37, and may be required to expend valuable resources to comply with them or to establish that we and our non-resident enterprises should not be taxed under these regulations, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Public Notice 7, our income tax costs associated with such transactions will be increased, which may have an adverse effect on our financial condition and results of operations. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance to them for the investigation of any transactions we were involved in. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The approval of and filing with the CSRC or other PRC government authorities may be required in connection with our offshore offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing.

The M&A Rules require an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and our offshore offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our offshore offerings, or a rescission post-approval, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

On February 17, 2023, the CSRC published the Trial Administrative Measures on the Overseas Issuance and Listing of Securities by Domestic Companies, or the CSRC Filing Measures, and five supporting guidelines, effective on March 31, 2023. The CSRC Filing Measures establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the CSRC Filing Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. Failure to comply with the filing or reporting requirements for any offering, listing or any other capital raising activities, may result in fines and other penalties on the companies, the controlling shareholder and other responsible persons. On February 17, 2023, the CSRC also issued the Notification to the Administrative Arrangement of the Overseas Issuance and Listing of Securities by Domestic Companies, which, among others, clarifies that domestic companies already listed overseas before March 31, 2023, are not required to complete filing procedures immediately. However, they will be required to file with the CSRC when subsequent matters such as refinancing are involved. Furthermore, regarding the overseas listing of companies with contractual arrangements (also known as VIE structures), the CSRC will solicit opinions from relevant regulatory authorities. The CSRC will then complete the filing of the overseas listing for companies meeting compliance requirements, supporting their development and growth by enabling them to utilize both markets and their resources. For more details of the CSRC Filing Measures and other related regulations, see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Overseas Listing and M&A.”

If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, including the cybersecurity review under the amended Measures for Cybersecurity Review, are required for our offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures. Any failure to obtain (including possible rescission of any approvals that had been obtained) or delay in obtaining such approval or completing such filing procedures for our offerings could subject us to penalties and sanctions such as fines and penalties on our operations in China, orders limiting our ability to pay dividends outside of China, reduction of our operating privileges in China, or delay or restrictions on repatriation of the proceeds from our offshore offerings into China. These penalties and sanctions could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our securities. Similarly, the CSRC or other PRC regulatory authorities could also require us to halt our offshore offerings before settlement and delivery of the shares offered. Consequently, if investors engage in trading or hedging activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities subsequently promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior offshore offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed securities.

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

Pursuant to the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCA Act following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. We were therefore not identified as a Commission-Identified Issuer under the HFCA Act after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCA Act, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Related to Our American Depositary Shares

The market price for our ADSs may be volatile.

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located in China that have listed their securities in the United States. The trading performances of these other companies’ securities, including internet and fintech companies, may affect the attitudes of investors toward similar companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of these other companies may also negatively affect the attitudes of investors towards companies with business operations in China in general, including us, regardless of our conduct. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States at the beginning of the COVID-19 pandemic, which may have a material and adverse effect on the trading price of our ADSs. In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following conditions in the online consumer finance industries:

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

Sales of substantial amounts of our ADSs in the public market or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding an issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We may be subject to short seller attacks from time to time in the future. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the short sellers by principles of freedom of speech, applicable law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares which are represented by your ADSs.

As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which attach to the underlying Class A ordinary shares which are represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary, as the holder of the underlying Class A ordinary shares which are represented by your ADSs. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying Class A ordinary shares in accordance with your instructions in the event voting is by poll, and in accordance with instructions received from a majority of holders of ADSs who provide instructions in the event voting is by show of hands. The depositary will not join in demanding a vote by poll. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. Under our currently effective memorandum and articles of association, the minimum notice period required to be given by our company to our registered shareholders for convening a general meeting is seven days. When a general meeting is convened, you may not receive sufficient advance notice to enable you to withdraw the underlying shares which are represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting to allow you to attend the general meeting or to vote directly with respect to any specific matter or resolution which is to be considered and voted upon at the general meeting.

In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying shares which are represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, the depositary will, if we request, and subject to the terms of the deposit agreement, endeavor to notify you of the upcoming vote and to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying shares which are represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct the voting of the underlying shares which are represented by your ADSs, and you may have no legal remedy if the underlying shares are not voted as you requested.

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

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make such rights available to you in the United States unless we register both the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. Under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or exempt from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective and we may not be able to establish a necessary exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings in the future and may experience dilution in your holdings.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct the overwhelming majority of our operations in China and a significant portion of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and a significant portion of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands is not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment is final and conclusive and for a liquidated sum, and may not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

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

We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, the voting power attached to our Class B ordinary shares accounted for 94.0% of our company’s aggregate voting power as of March 31, 2024. In particular, one of the holders of our Class B ordinary shares beneficially owned 65.4% of the aggregate voting power of our company as of the same date. As a result, the existing holders of our Class B ordinary shares will have decisive influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price or the opportunity to receive a premium for their shares as part of a sale of our company. These shareholders may also take actions that are not in the best interest of us or our other shareholders even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

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

We adopted a share incentive plan in October 2017, which we refer to as the 2017 Plan. Under the 2017 Plan, we are authorized to grant options, restricted shares, and restricted share units to employees, officers, directors and individual consultants who render services to us. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000. As of March 31, 2024, options to purchase a total of 7,518,325 Class A ordinary shares were outstanding under the 2017 Plan, and restricted share units to receive a total of 66,811,350 Class A ordinary shares were outstanding under the 2017 Plan.

We incurred RMB116.4 million (US$16.5 million) share-based compensation expenses in 2023 relating to share incentive awards. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K.

However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. For example, we are not required to (i) have a majority of independent directors in our board of directors, (ii) have a minimum of three members in our audit committee, or (iii) hold annual shareholders meetings. See “Item 16G. Corporate Governance.” Since we have chosen to follow certain home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers.

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2023, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or PFIC, if, in any particular taxable year, either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities (including their respective subsidiaries) as being owned by us for United States federal income tax purposes, not only because we are able to direct the activities of operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon the nature and composition of our income and assets (in particular the retention of a substantial amount of cash and investments) and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we or any of our subsidiaries is a PFIC in any taxable year, a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations”) will generally be subject to reporting requirements and may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States federal income tax rules and such holder may be subject to burdensome reporting requirements. Further, if we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares, unless we were to cease to be a PFIC and the U.S. holders were to make a “deemed sale” election with respect to the ADSs or ordinary shares. For more information see “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We commenced our online consumer finance platform business in June 2007. Starting in January 2011, our business operations have gradually migrated to Shanghai PPDai Financial Information Service Co., Ltd., or Shanghai PPDai, which is currently a subsidiary of the consolidate variable interest entity named Beijing Paipairongxin Investment Consulting Co., Ltd., or Beijing Paipairongxin.

In 2012, we formed our offshore corporate structure to facilitate offshore financing. In June 2012, we incorporated FinVolution Group (formerly known as PPDAI Group Inc.) under the laws of the Cayman Islands as our holding company and incorporated FinVolution (HK) Limited (formerly known as PPDAI (HK) LIMITED) as its wholly-owned subsidiary in November 2019.

In August 2012, Beijing Prosper Investment Consulting Co., Ltd., or Beijing Prosper, was incorporated as a wholly-owned PRC subsidiary of FinVolution (HK) Limited.

In June 2012, Beijing Paipairongxin was incorporated, with its current shareholders being the four founders of our company. In June 2017, Shanghai Guangjian Information Technology Co., Ltd., or Shanghai Guangjian was incorporated as a wholly-owned PRC subsidiary of FinVolution (HK) Limited. Shortly after its incorporation, Shanghai Guangjian established a wholly-owned subsidiary, Shanghai Shanghu Information Technology Co., Ltd., or Shanghai Shanghu. Shanghai Guangjian has entered into a series of contractual arrangements with Beijing Paipairongxin and its shareholders, enabling us to direct the operational activities of Beijing Paipairongxin. Please refer to “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements” for further details.

In December 2016, we established Hefei PPDai Information Technology Co., Ltd., as an operating entity to provide customer services with a focus on loan collection.

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

In January 2018, we established Bluebottle Limited in Hong Kong. Shortly after its incorporation, Bluebottle Limited established Shanghai Manyin Information Technology Co., Ltd., or Shanghai Manyin, as its wholly-owned PRC subsidiary in China. In July 2017, Shanghai Zihe Information Technology Group Co., Ltd., or Shanghai Zihe, was incorporated, with its shareholders also being the four founders of our company. Shanghai Manyin has a series of contractual arrangements with Shanghai Zihe and its shareholders, allowing us to direct the operational activities of Shanghai Zihe. In January 2019, Shanghai Ledao Information Technology Co., Ltd., or Shanghai Ledao, was incorporated, with its shareholders being family relatives of two of our founders. Shanghai Manyin has entered into contractual arrangements with Shanghai Ledao and its shareholders, enabling us to direct the operational activities of Shanghai Ledao. Please refer to “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements” for further details.

In April 2018, Shanghai Erxu Information Technology Co., Ltd. was incorporated as a wholly-owned PRC subsidiary of Shanghai Zihe to operate business related to loan facilitation services.

In June 2018, PT Pembiayaan Digital Indonesia was incorporated in Indonesia. We currently hold an 80% equity interest in PT Pembiayaan Digital Indonesia. PT Pembiayaan Digital Indonesia obtained the business licenses for lending service providers (information technology-based borrowing) in December 2019 to engage in information technology-based lending services.

In August 2018, Hainan Shanghu Information Technology Co., Ltd. was incorporated as a subsidiary indirectly and wholly owned by Shanghai Manyin to operate technology service business.

In November 2019, Fujian Zhiyun Financing Guarantee Co., Ltd. was incorporated as a wholly-owned PRC subsidiary of Shanghai PPDai to provide financing guarantees services to our institutional funding partners for loans funded by them to the borrowers we introduced.

In November 2019, the name of the Company was changed from “PPDAI Group Inc.” to “FinVolution Group” and that “信也科技” was adopted as the dual foreign name of the Company. In addition, the Company’s ticker symbol on the New York Stock Exchange was also changed from “PPDF” to “FINV.” However, we continue to conduct a portion of our business under the name PPDai.

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

The information we file with the SEC can be found on www.sec.gov. You can also find information on our website ir.finvgroup.com. The information contained on our website or other information contained on the SEC website is not a part of this annual report.

B.	Business Overview

Overview

We are a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines. Launched in 2007, we have been a pioneer in China’s online consumer finance industry. In 2018, we began our business operations in overseas markets, and we are currently serving borrowers in Indonesia and the Philippines. In 2023, we generated 83.0% of our revenues from China and 17.0% of our revenues from the overseas markets.

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

We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platforms. In 2021, 2022 and 2023, the average principal amount of loans originated on our platform in China was RMB4,982, RMB7,249 and RMB8,318 (US$1,172), respectively, with an average term of 8.4 months, 8.7 months and 8.3 months, respectively. Borrowers come to our platforms for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2021, 2022 and 2023, 80.0%, 86.8% and 87.2% of the total loan origination volume on our platform in China was generated from repeat borrowers who had at least one drawdown before.

Our platforms appeal to institutional funding partners by offering a wide spectrum of loan products. We provide our institutional funding partners with an opportunity to locate high quality borrowers and achieve attractive returns. Institutional funding partners may provide loans to borrowers that we introduce to them, relying on the preliminary credit assessment services as well as other services we provide to them. We offer attractive risk-adjusted returns supported by a set of risk management procedures and implement protection mechanisms to control and mitigate risk exposure.

We have built an extensive database that contains first hand through-the-cycle credit data as well as data from various third-party sources. We have established systematic risk management procedures which have proven to be effective in various macro-economic environments. Our proprietary and big-data-based credit scoring model, the Magic Mirror Model, has been continually testing and refining its credit decision-making rules as we continue to study the increasing amount of data accumulated through our loan facilitation. We have also made progress in optimizing operational efficiency as we apply big-data analytics and machine learning capabilities to other aspects of our business operations, such as sales and marketing activities and loan collection.

We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Our net revenues grew from RMB9.5 billion in 2021 and to RMB11.1 billion in 2022 and further to RMB12.5 billion (US$1.8 billion) in 2023. Our net profit was RMB2.5 billion in 2021, RMB2.3 billion in 2022 and RMB2.4 billion (US$335.7 million) in 2023.

China and Overseas Markets

We primarily operate in China under the PPDai brand. We also have other brands in China, such as KOO Virtual Credit. The number of our cumulative registered users in China increased from 131.2 million as of December 31, 2021 to 143.9 million as of December 31, 2022 and further to 155.6 million as of December 31, 2023. Our loan origination volume in China increased from RMB133.6 billion in 2021 to RMB171.1 billion in 2022 and further to RMB186.4 billion (US$26.3 billion) in 2023. Our outstanding loan balance in the China market increased from RMB50.0 billion as of December 31, 2021 to RMB63.8 billion as of December 31, 2022 and RMB66.1 billion (US$9.3 billion) as of December 31, 2023. In 2021, 2022 and 2023, revenues generated from the China markets were RMB8.6 billion, RMB10.0 billion and RMB10.4 billion (US$1.5 billion), representing 91.3%, 89.7% and 83.0% of net revenues for the respective years.

While our business still primarily focuses on the PRC market, we have also been expanding our business in the overseas markets, including Indonesia and the Philippines. We operate an online loan platform under our AdaKami brand in Indonesia, having obtained the necessary license from the Financial Services Authority (OJK) in Indonesia. We operate lending and other personalized financial services in the Philippines under our JuanHand brand. The number of cumulative registered users in the overseas markets increased from 9.1 million as of December 31, 2021 to 15.5 million as of December 31, 2022 and further to 24.6 million as of December 31, 2023. Our loan origination volume in the overseas markets increased from RMB3.7 billion as of December 31, 2021 to RMB4.3 billion as of December 31, 2022 and further to RMB7.9 billion (US$1.1 billion) as of December 31, 2023. Our outstanding loan balance in the overseas markets increased from RMB330.0 million as of December 31, 2021 to RMB800.4 million as of December 31, 2022 and further to RMB1,262.3 million (US$177.8 million) as of December 31, 2023. In 2021, 2022 and 2023, revenues generated from the overseas markets were RMB826.4 million, RMB1,149.7 million and RMB2,136.9 million (US$301.0 million), representing 8.7%, 10.3% and 17.0% of net revenues for the respective years.

Our business models in both the PRC and overseas markets share substantial similarities, albeit with variations in specific loan products stemming from localization strategies and regulatory requirements. Generally, borrowers in overseas markets are younger on average, with lower average loan amounts and tenors compared to those in China.

Borrowers

Since our inception and up to December 31, 2023, we had facilitated loans for over 25.2 million borrowers in China from substantially all cities and counties across China. In 2023, over 68.9% of our borrowers in China were between 20 and 40 years of age. We strategically cultivate customer loyalty, aiming to capture the vast growth opportunities as our borrowers enter into different stages of their lives and qualify for higher credit limits. The number of unique borrowers in a given year means the total number of borrowers whose loans on our platforms were funded during such year. The number of our unique borrowers in China were approximately 5.6 million in 2021, 4.7 million in 2022, 4.4 million in 2023. Our platforms feature a high proportion of repeat borrowers. We have an active repeat borrower base and our borrowers tend to borrow more on our platforms over time. In China, 80.0%, 86.8% and 87.2% of the total loan origination volume facilitated through our platform in 2021, 2022 and 2023, respectively, was generated from repeat borrowers who had successfully borrowed on our platform before.

Since the launch of our operations in the overseas markets and up to December 31, 2023, we had facilitated loans for approximately 4.8 million borrowers in Indonesia and the Philippines. The borrowers in the overseas markets are typically younger individuals, compared to borrowers in the Chinese market. The number of unique borrowers for the overseas markets were approximately 1.7 million in 2021, 1.6 million in 2022, and 1.9 million in 2023. For the overseas markets, 81.5%, 78.1% and 83.5% of the total loan origination volume facilitated through our platforms in 2021, 2022 and 2023, respectively, was generated from repeat borrowers who had successfully borrowed on our platforms before.

Institutional Funding Partners

Since 2020, all new loans facilitated on our platform in China have been funded by institutional funding partners. Currently, we primarily cooperate with commercial banks, internet banks, private banks, consumer finance companies, micro-loan companies and trust management companies to diversify the funding sources on our platform in China. As of December 31, 2023, we had cumulatively cooperated with 94 institutional funding partners in China. The loan origination volume on our platform in China increased from RMB133.6 billion in 2021 to RMB171.1 billion in 2022 and further to RMB186.4 billion (US$26.3 billion) in 2023.

In 2023, most of the new loans facilitated on our platforms in the overseas markets were funded by institutional funding partners. Currently, we primarily cooperate with commercial banks and internet banks in the overseas markets. As of December 31, 2023, we had cumulatively cooperated with seven institutional funding partners in our overseas markets. The loan origination volume on our international platforms increased from RMB3.7 billion in 2021 to RMB4.3 billion in 2022 and further to RMB7.9 billion (US$1.1 billion) in 2023.

Our Products and Services

Loan Services Offered to Borrowers

We primarily offer standard loan products in China and also typically offer another kind of standard loan products in the overseas markets. The loan products offered on our platforms do not require any form of security or guarantee from the borrowers to secure the loan, and we generally provide loan applicants with a credit decision in around 10 minutes of application for first-time applicants and in as little as one minute for repeat borrowers. Approved borrowers typically receive loan disbursements within 24 hours following the loan listing. In 2023, 94.3% of the total number of loans facilitated through our platform in China were funded within two hours. We believe these features are essential to meeting borrowers’ often imminent financing needs. Subject to the credit assessment result for each loan application, a borrower is allowed to take out multiple loans on our platforms if the aggregate outstanding principal amount does not exceed such borrower’s credit limit for the type of loans the borrower applies for.

Standard loan products in China

Borrowers in China have the flexibility to conveniently apply for our standard loan products through mobile devices. To initiate the application process, they provide essential information such as bank account details, educational background, marital status, occupation, and income range. Additionally, they furnish one or two alternative contact mobile phone numbers, alongside the mandatory identity card details required for initial user registration. Small business owners also have the option to upload their business license to our system.

Upon completion of the credit assessment, eligible borrowers may apply for loans within the approved credit limit, with repayment terms spanning from 1 month to 24 months. The average loan amounts for our standard loan products in China were RMB4,982 in 2021, RMB7,249 in 2022, and RMB8,318 in 2023. Borrowers across various credit score tiers are subject to different credit limits and borrowing costs.

The borrowing costs associated with our standard loans encompass loan interest payable to institutional funding partners. Borrowers may also incur a guarantee service fee for services rendered by financing guarantee companies. Our standard loan products in China feature fixed monthly repayments, primarily consisting of principal, interest, loan facilitation service fees and, where applicable, guarantee service fees.

In 2023, the total origination volume of our standard loan products in China amounted to RMB180.7 billion (US$25.5 billion), accounting for 96.9% of the total loan origination volume on our platform in China for the same period. In 2023, borrowers of our standard loan products in China included 811 thousand small business owners, with the total loan origination volume constituting 25.3% of the overall loan origination volume on our platform in China for the same year.

Standard loan products in the overseas markets

Our standard loan products in the overseas markets offer borrowers in Indonesia and the Philippines the convenience of applying through mobile devices. To commence the application process, borrowers provide essential information, including bank account details, existing credit card information, educational background, marital status, occupation, and income range.

Upon completion of the credit assessment, eligible borrowers may apply for loans within the approved credit limit, with repayment terms spanning from 1 month to 12 months. The average loan amounts for our standard loan products in Indonesia, our largest overseas market in the past three years, were RMB640 in 2021, RMB784 in 2022, and RMB1,066 in 2023. Borrowers across various credit score tiers are subject to different credit limits and borrowing costs.

The associated borrowing costs for our standard loan products in the overseas markets typically include loan interest payable to institutional funding partners. Borrowers may also incur a guarantee service fee in certain instances for services provided by insurance companies. Our standard loan products in the overseas markets typically feature fixed monthly repayments, primarily consisting of principal, interest, loan facilitation service fees and, if applicable, guarantee service fees.

Other loan products

In addition, we offer other products and will continue to develop new products from time to time. For example, we collaborate with several third parties to offer their customers loan products similar to our standard ones but with varied features, such as more preferential interest rates. As part of our strategy to expand loan product offerings, we have developed and are developing new loan products. As our business develops, we will continue to expand our loan product offerings to meet demands from different tiers of borrowers.

Services Offered to Institutional Funding Partners

We introduce borrowers to our institutional funding partners and offer preliminary credit assessment services, along with quality assurance commitments for the repayment of a substantial majority of the loans they fund, and provide other post-loan services to them throughout the loan cycle.

Currently, our institutional funding partners primarily include commercial banks, internet banks, private banks, consumer finance companies, micro-loan companies and trust management companies. Generally, these institutional funding partners directly provide loans to the borrowers we introduce using their own funds.

Our Platforms and Transaction Process

We incorporate advanced technology into the transaction process on our platforms to provide a better experience to our borrowers and our institutional funding partners. The entire process appears simple, seamless and efficient but our platforms leverages sophisticated, proprietary technology to make it possible.

Set forth below is a general description of the transaction process of our standard loan products facilitated on our platform in China. The transaction process for our standard loan products facilitated on our platforms in overseas markets is largely similar.

Step 1: Initial Application

Prospective borrowers can initiate applications online anytime, anywhere through our mobile applications. The application process for our standard loan products typically takes only a few minutes. If the application is initiated via mobile applications, applicants may provide requested personal details and take a real-time selfie holding their identity documentation. Small business owners are also given the option to upload their business license to our system.

Step 2: Fraud Detection and Credit Assessment

After receiving loan applications, our system gathers data from various sources, including information provided by applicants, third-party data partners, and internet sources with authorization. This data includes background details, behavior patterns and credit history. For repeat borrowers, historical loan performance data accumulated on our platforms is also incorporated into the borrowers’ profile.

We use an anti-fraud model to detect fraudulent behavior, employing advanced methods to analyze individual and collusive fraud. If fraud is detected, we notify the applicant or proceed with the application if no fraud is found.

Following the fraud detection, we initiate a credit review process using our proprietary Magic Mirror Model to generate a Magic Mirror score for the prospective borrower. Each Magic Mirror score corresponds to a credit level in the range of I to VIII, with Level I representing the lowest risk and Level VIII representing the highest risk. See “—Risk Management—Proprietary Credit Scoring and Risk Pricing Models.” Applicants classified as Level VIII will be declined, and applicants falling under other credit levels will be assigned by our risk pricing system the approved credit amounts, maximum loan terms and applicable interest rates and other loan characteristics which are determined based on their respective Magic Mirror scores. In 2023, 98.0% of loan applications in China were automated, with the remaining 2.0% undergoing manual review. Approved applicants are connected with our institutional funding partners, while others are directed to third-party platforms. If they pass those platforms’ assessments, we charge service fees to the platforms.

Step 3: Loan Listing and Funding

Our institutional funding partners typically provide loans with their own funds directly to the borrowers we introduced. After obtaining our preliminary credit assessment and approval, borrowers may submit the final loan amount and loan term within the parameters of the credit approval. Our proprietary system then matches and refers qualified borrowers to our institutional funding partners based on their specific requirements of borrower profiles, such as credit limits or ticket size. Our institutional funding partners will then review the credit application and our preliminary credit assessment of the borrower we introduced in accordance with their own credit assessment standards and decide to approve or decline the loan application. Once the borrower’s credit application is approved, our institutional funding partners will then directly disburse the loan amounts to the borrower’s bank account.

For a substantial majority of loans we facilitate on our platform in China, we engage third-party guarantee companies or use our own guarantee company to provide financing guarantees to our institutional funding partners for the full repayment of loans. However, there are instances where we provide financing guarantees for only a portion of the loan repayment, or in some cases, none at all. Please refer to “Item 4. Information on the Company—B. Business Overview—Quality Assurance Commitments for Our Institutional Funding Partners” for further details.

For a small portion of loans, we collaborate with third-party trust management companies. Our collaboration with those third-party trust management companies involves setting up trusts, in some of which we invested to provide loans to borrowers we introduce. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We collaborate with third-party trust management companies to set up trusts. We may be deemed to be an illegal financial institution under such trust arrangement, which may materially and adversely affect our business and financial condition.”

Step 4: Loan Servicing and Collection

Borrowers can repay loans through our online platform based on the terms and conditions outlined in the loan agreements between borrowers and institutional funding partners. For borrowers unable to repay loans online, we accept bank transfers on behalf of our institutional funding partners. Borrowers and institutional funding partners can monitor loan performance in real-time.

Before each scheduled repayment date, borrowers are required to deposit adequate funds, covering the principal, interest, and any applicable late payment penalties and guarantee service fees, into their respective accounts. Additionally, they authorize institutional funding partners, us, and third-party payment companies designated by us or institutional funding partners to transfer the corresponding amounts on the repayment date. This transfer includes the principal, interest, and, if applicable, late payment penalties and guarantee service fees to the respective institutional funding partners and third-party guarantee companies.

Our institutional funding partners subsequently pay us transaction service fees for the services we provided. Additionally, we may also receive transaction service fees from third-party guarantee companies under certain circumstances for services rendered to them.

We have a collection team of over 700 employees in China as of December 31, 2023 and have developed a systematic process to handle collection of delinquent loans. Upon becoming delinquent, a loan enters into our collection process, which is divided into stages based on severity of delinquency. The first 90-day collection period is typically handled by our collection team although we also engage third-party loan collection service providers to assist us from time to time. Primary collection measures, including text message reminders, phone calls, legal letters and legal proceedings, are taken in succession as a loan becomes increasingly overdue. If a loan remains overdue after the 90-day period, we then outsource loan collection to third-party service providers to optimize collection efficiency.

Risk Management

Our strong risk management capabilities are one of the key competitive advantages that enable us to make credit available to the large unserved or underserved population in each market, whose credit histories have yet been recorded in this market’s developing credit system, while maintaining a sustainable business at a healthy profitability level.

Data Aggregation

We have invested significant resources in building up a comprehensive credit database since our inception. Today, we own an extensive database with several thousands of variables for our borrowers, covering a wide range of information pertinent to a borrower’s creditworthiness and presenting a user profile from a 360-degree view. Data are aggregated from a number of sources. We have cooperation with a number of organizations, such as industry associations, who grant us the access to their respective data. Our strong data-mining capabilities, which we believe differentiate us from many other players in the online consumer finance industry. We have developed a number of proprietary automated programs that are capable of searching, aggregating and processing data from the internet in a short period of time. Another important component of our credit database is the payment histories of our prior and existing borrowers. We take various measures to ensure high level of reliability and accuracy of data. The following are typical data that we seek to collect for each loan application:

•	historical credit data accumulated through our online platform;

•	behavioral data that we glean from an applicant’s behaviors as they apply for loans;

•	personal identity information maintained by an organization operated under the Ministry of Public Security;

•	background information, such as income level, education level and marital status, collected from prospective borrowers;

•	list and database of fraud cases; and

•	credit data from the credit bureau in the markets where we operate.

Upon the data aggregation, our system converts the originally unstructured data and structured data into credit scores using machine learning techniques.

Fraud Detection

We have been working closely with multiple partners in a joint effort to identify emerging fraudulent schemes, scams, trends, threats, and criminal organizations and have accumulated data related to fraud. The database we maintain helps us to fine-tune the rules we set and enhance our fraud detection capabilities. We have adopted a multifaceted fraud detection method. First, we set up rules based on known fraud cases to filter activities for fraudulent behaviors. Afterwards, we apply advanced network techniques to identify relationships pertinent to fraud and connect the individual fraudulent activities to uncover complex fraud schemes and criminal organizations. In addition, we run anomaly detection to detect individual and aggregated abnormal patterns in order to catch unknown fraud behaviors. If available information is insufficient for our system to draw a conclusion, the loan applications will be forwarded to our anti-fraud team for offline verification, which involves members of our anti-fraud team speaking with applicants to inquire after any inconsistencies in a loan application.

Proprietary Credit Scoring and Risk Pricing Models

In August 2014, we developed and launched a proprietary credit scoring model, known as the Magic Mirror Model, which we believe represents one of our key competitive advantages. Our Magic Mirror Model leverages a huge database that we have built up gradually through our years of operations. Such a vast amount of data lays a strong foundation for our use of machine learning to optimize the Magic Mirror Model on a continuing basis.

Following data aggregation and fraud detection, prospective borrowers enter into the credit assessment phase. Different algorithms are applied to prospective borrowers with different features in assessing the potential risks associated with them. Based on the assessment results, our credit scoring model generates Magic Mirror scores for each of the prospective borrowers. A new Magic Mirror credit score is generated each time a borrower applies for a loan, which may change the borrower’s credit limit for that type of loan. We apply various machine learning techniques to the data collected. Through monitoring model performance as well as variable consistency, our system is able to evaluate the effectiveness of existing variables while discovering new ones. The Magic Mirror Model then is optimized by adjusting the group of variables used. The following factors are associated with variables that are important for assessing the probability of delinquency:

•	repayment history

•	personal identity information

•	education

•	consumption behavior

•	credit reports

•	fraudulent records

•	third-party supplementary data

For applicants of our standard loan products, the Magic Mirror score derived from our proprietary credit scoring model is used to determine which of the eight segments in our existing credit grid such applicants fall into. Among the eight segments, Level I represents the lowest risk associated with the borrowers, while Level VIII represents the highest risk. Level VIII loan applications will be rejected. Once a credit level is assigned to a specific loan, it will not be changed during the tenor of the loan.

We review and modify our segmented pricing from time to time, taking into consideration not only the borrower credit risk but also other factors, such as market interest rates, adequacy of investor protection mechanisms and competition in the market.

Quality Assurance Commitments for Our Institutional Funding Partners

We provide quality assurance commitments to our institutional funding partners for a substantial majority of the loans they have funded. These commitments comprise two primary types: financing guarantee and insurance policy.

Financing guarantee. We collaborate with licensed third-party financing guarantee companies to provide financing guarantees to our institutional funding partners. In cases of borrower default, the corresponding third-party guarantee company is obligated to repay the full overdue amount to the institutional funding partner. Upon the guarantee company’s repayment, we are then obliged to purchase creditor’s rights from them at a price equivalent to the amount repaid. In certain instances, we also offer security deposits to third-party financing guarantee companies for loans funded by specific institutional funding partners as an additional quality assurance commitment. Furthermore, in 2019 and 2020, we established three financing guarantee companies in Fujian, Tianjin, and Hainan. Our own financing guarantee companies may directly provide financing guarantees to institutional funding partners for loans they funded.

Insurance policy. We also provide quality assurance commitments through collaboration with third-party insurance companies. In this arrangement, if borrowers that we introduced default, our institutional funding partners can seek insurance compensation under the policies from third-party insurance companies. In certain instances where the overdue amount exceeds the insurance coverage, any remaining overdue amount may be repaid by third-party guarantee companies we engaged. Please refer to “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding” for more details.

Technology

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, protecting information on our platforms, increasing operational efficiency and enabling innovations. Principal components of our state-of-the-art technology include:

•

Data Science. We use data science technology extensively in various aspects of our operations. Our data mining and user behavior analytics capabilities allow us to build a comprehensive credit profile for each borrower. Our multi-dimensional real-time analytics capabilities enable fast and accurate credit decisions. In 2023, a total of 30.6 million loan transactions were matched on our platforms. We also use data-based machine learning in numerous applications, such as improving fraud detection, optimizing marketing resource allocation and increasing collection efficiency.

•

Security. We are committed to maintaining secure online platforms. We have built a firewall that monitors and controls incoming and outgoing traffic on our platforms around the clock. Once any abnormal activity is detected, our system will immediately notify our IT team and at the same time automatically take measures, such as activating third-party traffic control service, to prevent any harm to our platforms. For any transmission of user information, we use data encryption to ensure confidentiality. Within our organization, we have adopted a series of policies on internal control over information systems, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control. We employ data slicing and distribute the storage of a user’s data points across several servers. We also maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platforms, identifying and correcting problems that may undermine our system security.

•

Stability. Our systems infrastructure is primarily hosted in data centers at two separate locations in Shanghai. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platforms adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platforms both highly reliable and scalable.

•

Scalability. With modular architecture, our platforms can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time.

•

Automation. In addition to the foregoing technologies we employ to support our highly automated platforms, we have taken various measures to ensure the uninterrupted operation of our platforms. For example, we have adopted self-recovery technology that enables our system to perceive malfunctions and make the necessary adjustments to restore itself to normal operation without any human intervention. Also, our system is connected with systems of multiple data providers that serve as backups for each other. If services provided by one data provider are suspended, our system will shift to the backup sources automatically to ensure no interruption to our operation.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2024, we had (i) 181 patent applications and 56 registered patents in China and other jurisdictions, including our proprietary facial recognition technology used for fraud detection, (ii) 249 registered computer software copyrights, (iii) 238 registered domain names, including www.ppdai.com, and (iv) 347 trademark registrations in China and other jurisdictions, including our “FINV,” “PPDAI,” “信也,” “拍拍贷” and “魔镜” trademarks.

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

Sales and Marketing

Our market position benefits significantly from our large user base and our strong brand recognition throughout China and overseas markets. We believe that our variety of loan products that offer attractive returns, as well as our effective risk management and various protection mechanisms, lead to strong word-of-mouth promotion, which drives awareness of our brand among our users and business partners.

We use a variety of traditional and internet marketing channels to acquire borrowers although most of our borrowers are acquired online. Our borrower acquisition channels mainly include:

•	Online Advertising. From time to time, we work with App Stores to promote our mobile applications and with internet companies to place online advertisements.

•	Online Partnerships. We team up with certain websites that are able to reach quality borrowers to provide consumer finance services to their customer.

•	Search Engine Marketing. We also use paid placement on major online search engines in the markets where we operate.

•	Offline Direct Sales Team. We have also established an offline direct sales team with a workforce of over 700 employees as of December 31, 2023.

Competition

Online consumer finance is an emerging industry. It provides a new means for consumers to obtain financing. As a leading player in the online consumer finance market in China and the overseas markets, we face intensive competition from other online marketplaces, online finance service providers, and technology giant backed internet finance platforms, as well as traditional financial institutions. Consumer finance marketplaces which operate online platforms connecting borrowers and institutional funding partners compete directly with us for both borrowers and institutional funding partners. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our larger competitors have substantially broader product or service offerings and rich financial resources to support heavy spending on sales and marketing. We believe that our ability to compete effectively for borrowers and institutional funding partners depends on many factors, including the variety of our products, user experience on our platforms, effectiveness of our risk management, the return offered to institutional funding partners, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brands.

Seasonality

We experience seasonality in our business, reflecting seasonal fluctuations in internet usage and traditional personal consumption patterns, as our borrowers typically use their borrowing proceeds to finance their personal consumption needs. For example, we generally experience lower transaction volume on our online consumer finance platform during public holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. As we cooperate with institutional funding partners, such as commercial banks, our business may also be affected by liquidity seasonality in the banking system. For example, liquidity in China’s banking sector has historically had a tendency to be looser at the beginning of each calendar year and tighter towards the end of each calendar year. Overall, the seasonality of our business may increase in the future.

Regulations in the PRC

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in the PRC and our shareholders’ rights to receive dividends and other distributions from us.

Regulations Relating to Online Consumer Finance Services

Regulations on lending activities

The 13th National People’s Congress approved the Civil Code of the PRC on May 22, 2020. It remains unclear with respect to the applicable interpretations and implementations of certain provisions of the Civil Code of the PRC and how these provisions will apply to our business operations. For example, pursuant to the Civil Code of the PRC, usurious loans are explicitly banned, but a clear definition or interpretation of “usurious loans” is not provided. We cannot rule out the possibility that certain of our operational activities would be deemed to violate or not fully comply with the Civil Code of the PRC. If that happens, our business, results of operations, and financial condition would be materially and adversely affected.

On January 30, 2024, the National Financial Regulatory Administration promulgated the Measures on the Administration of Personal Loans, which stipulate that (i) several conditions must be met to apply for a personal loan, including, but not limited to: (a) clear and legal purposes for the loan, (b) reasonable amounts, terms, and currencies as indicated in the loan application, and (c) willingness and ability of the borrower to make repayments, with a good credit standing and no record of bad credit; (ii) loan investigations must cover, but are not limited to, the borrower’s basic information, earnings, loan purposes, source of funds, ability to repay, and repayment method; and (iii) the lender may not delegate core risk management matters, such as assessing the borrower’s genuine intentions, earnings, indebtedness, source of funds, and the evaluation of service providers, to a third party.

On August 6, 2015, the Supreme People’s Court issued the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases. These provisions state that agreements between lenders and borrowers on loans with interest rates below 24% per annum are valid and enforceable. For loans with interest rates per annum between 24% (exclusive) and 36% (inclusive), if the interest has already been paid to the lender, and as long as such payment has not damaged the interests of the state, community, or any third parties, the courts will reject the borrower’s request to demand the return of excess interest payments. If the annual interest rate of a private loan exceeds 36%, the agreement on the excess interest is invalid. If the borrower requests the lender to return the portion of interest exceeding 36% of the annual interest that has been paid, the courts will support such requests. All interest rates of our loan products are below 36%.

On August 4, 2017, the Supreme People’s Court issued the Circular of Several Suggestions on Further Strengthening Judicial Practice Regarding Financial Cases, which provides, among other things, that (i) borrowers’ claims under financial loan agreements to adjust or reduce interest exceeding 24% per annum, based on the aggregate amount of interest, compound interest, default interest, liquidated damages, and other fees claimed by the lender being excessively high, shall be supported by PRC courts; (ii) in the context of Internet finance disputes, if online lending information intermediary platforms and lenders circumvent the judicially protected interest rate limit by charging intermediary fees, it shall be deemed invalid; and (iii) private lending transactions are defined as loans between individuals, legal persons, and other organizations. Loans funded by financial institutions licensed by financial regulatory authorities are not considered private lending transactions.

On August 20, 2020, the Supreme People’s Court issued the Decision on Amending the Provisions on Several Issues Concerning Laws Applicable to Trial of Private Lending Cases, which was further amended by the Supreme People’s Court on December 29, 2020. These amendments revised the upper limit of private lending interest rates under judicial protection. The amendments provide that when the lender requests the borrower to pay interest in accordance with the agreed-upon interest rate in the agreement, the people’s court will support such request, except where the interest rate agreed by both parties exceeds four times the one-year Loan Prime Rate at the time of the establishment of the agreement, or the Quadruple LPR Limit. The one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center, authorized by the People’s Bank of China on the 20th of each month since August 20, 2019. According to these amendments, the upper limit of interest rates of 24% and 36% provided in the 2015 Private Lending Judicial Interpretation are replaced by the Quadruple LPR Limit. Moreover, if the lender and the borrower agree on both the overdue interest rate and the liquidated damages or other fees, the lender may choose to claim any or all of them, but the portion in total exceeding the Quadruple LPR Limit may not be supported by the people’s court. These amendments apply to new first-instance cases of private lending disputes accepted by the People’s Court after the implementation of the Judicial Interpretation Amendment on August 20, 2020. If the lending occurred before August 20, 2019, the upper limit of the protected interest rate can be determined by referring to four times the one-year Loan Prime Rate at the time of the plaintiff’s filing of the lawsuit.

On January 21, 2021, in the response letter to the Guangdong High People’s Court regarding the inquiry on the scope of application of these amendments issued by the Supreme People’s Court, it further clarifies that seven types of financial organizations, including micro-loan lending companies and financing guarantee companies, are financial institutions licensed by the financial administrative authorities, and the disputes arising out of their financial business activities do not apply to these amendments. However, as the regulatory authorities have wide discretion in the administration, interpretation, and enforcement of the laws and regulations, we cannot rule out the possibility that the regulatory authorities may hold different opinions on whether the Quadruple LPR Limit applies to the loans funded by financial institutions on our platforms. For example, according to the Notice on Regulating and Rectifying “Cash Loan” Business, promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, in the context of “cash loan” business operated by various types of institutions, the aggregated borrowing costs of the borrower charged in the forms of interests and all kinds of fees should be annualized and subject to the upper limit on interest rate of private lending set forth in the judicial interpretations issued by the Supreme People’s Court. On March 31, 2021, the People’s Bank of China released the PBOC No. 3 Announcement, which stipulates, among others, that the annual interest rate of a loan should be the annualized form of ratio calculated based on the percentage of all expenses charged from the borrower for the borrowing to the principal actually borrowed by this borrower. The expenses charged from the borrower include the interests and the various expenses directly related to the borrowing. If the loan is repaid in installments, the remaining principal after the deduction of the total repaid principal should be deemed as the actual borrowed principal when calculating the annual interest rate. Compound interest rate and simple interest rate are both allowed to be used to calculate the annual interest rate, provided that if the simple interest rate is used, it should be explicitly disclosed to the borrower. The PBOC No. 3 Announcement applies to deposit-taking financial institutions, consumer finance companies, microloan companies, and internet platforms providing loan application services like us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Interest rates of certain of our loan products may exceed the statutory interest rate limit and therefore part of the interests may not be enforceable through the PRC judicial system.”

In December 2017, the Notice on Regulating and Rectifying “Cash Loan” Business was promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office. This notice specifies the features of “cash loans” as not relying on consumption scenarios, with no specified use of loan proceeds, unsecured, and with no qualification requirement on customers, among others. It also sets forth several general requirements regarding “cash loan” business, including but not limited to: (i) the aggregated borrowing costs of borrowers charged by financial institutions in the forms of interest and various fees should be annualized and subject to the limit on the interest rate of private lending set forth in the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases issued by the Supreme People’s Court; (ii) all financial institutions are required to follow the “know-your-customer” principle and prudentially assess and determine the borrower’s eligibility, credit limit, and cooling-off period; (iii) all financial institutions are required to enhance internal risk control and prudentially use the “data-driven” risk management model; (iv) all financial institutions are prohibited from providing any loans to any persons without a repayment source or repayment capacity, or loans with no designated use of proceeds; (v) funds from banks cannot be used for “cash loans” or “campus loans”; and (vi) in cases where a financial institution participates in the “cash loan” business, third parties are not allowed to charge borrowers any interest or fees. This notice further provides that financial institutions cooperating with third parties to engage in lending business (i) are not allowed to outsource any core lending business operations, such as credit assessment and risk management, to third parties, (ii) are not allowed to accept any credit enhancement provided by third parties without a license or approval to provide guarantees, including credit enhancement services in the form of a commitment to assume default risks, (iii) should comply with the judicial interpretations by the Supreme People’s Court of the PRC regarding interest rates in private lending concerning the annual borrowing cost charged to a borrower, i.e., interest plus other fees, and (iv) should ensure that third parties do not collect any interest or fees from borrowers. Any violation of the Notice on Regulating and Rectifying “Cash Loan” Business may result in penalties, including but not limited to suspension of operation, orders to rectify, condemnation, revocation of a license, orders to cease business operations, and even criminal liabilities.

On July 12, 2020, the China Banking and Insurance Regulatory Commission promulgated the Interim Measures for Commercial Banks Doing Online Lending Business, pursuant to which banks may collaborate with financing guarantee companies, e-commerce business companies, third-party payment companies, and information technology companies in various online lending business processes and activities, including but not limited to client referral, joint loan origination, risk distribution, information technology, and loan collection. However, when collaborating with third parties for online lending businesses, banks are required to independently manage core risk control procedures, such as credit assessment and contract conclusion, and should be responsible for post-loan management. Each of the regional banks, an important category of our institutional funding partners, should (i) provide online lending services primarily to its local clients, (ii) be prudent in providing loans to borrowers who reside outside its region, and (iii) take appropriate measures to monitor business operations when serving clients located outside its region. Banks may not accept credit enhancements, in direct or disguised forms, provided by a third-party partner without a financing guarantee license or credit security insurance license. Banks shall adopt appropriate measures to monitor the use of loan proceeds. Banks should evaluate and review the online lending partners they collaborate with at least once a year and terminate cooperation if any incompetence is identified.

On September 4, 2020, nine local governmental authorities in Shanghai jointly issued the Guidance on Further Strengthening the Administration of Financial Advertisement, which stipulates, among other things, that (i) advertisements released by financial institutions and financial service providers should be within the scope permitted by local governmental authorities; (ii) any market players without financial business qualifications cannot advertise or promote financial business; (iii) financial advertisements should not induce the purchase of improper financial products or services; and (iv) financial service providers are required to disclose the name of their client when acting as an intermediary.

On February 19, 2021, the China Banking and Insurance Regulatory Commission issued the Notice of Further Regulating Online Loan Business of Commercial Banks, also known as CBIRC Circular 24. This notice stipulates that commercial banks must independently carry out the risk management of online loans and are forbidden from outsourcing the material procedures of loan management. The outstanding balance of online loans extended by a bank in collaboration with third-party platforms should not exceed 50% of the bank’s total outstanding balance. Additionally, where a commercial bank and its joint lending partner jointly contribute funds to issue online loans, the funding contribution percentage of its joint lending partner may not be less than 30%. CBIRC Circular 24 further strengthens the requirement that commercial banks are strictly prohibited from outsourcing the material procedures of loan management and prohibits local commercial banks from engaging in online loan business outside the territory of their registered place. The requirements regarding the 30% lower limit for joint lending loans and the cross-regional prohibition came into effect on January 1, 2022. Non-conforming legacy loans extended before the promulgation of CBIRC Circular 24 may be settled on their maturity dates.

On July 15, 2022, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Management of Commercial Banks’ Online Lending Business and Improving the Quality and Efficiency of Financial Services, also known as CBIRC Circular 14. This notice further requires commercial banks to: (i) take necessary measures to effectively assess the compliance system, supervision mechanism, information processing guidance, and security protection measures of personal information protection of the institutes they cooperate with, (ii) strengthen loan fund management, take effective measures to monitor loan usage, ensure safety of the loan funds, and prevent institutions they cooperate with from intercepting, pooling, or misappropriating funds, (iii) standardize the online loan cooperation business with third-party institutions, and restrict or refuse to cooperate with those that are in violation of applicable regulations on online loans, and (iv) strengthen the protection of consumer rights and interests, the compliance management of the marketing and promotion activities of the institutions they cooperate with, and clearly stipulate the prohibited behaviors in their cooperation agreement with the institutions. With respect to the current non-compliance business, the commercial banks will be given a grace period through June 30, 2023, to rectify the non-compliance. During the grace period, the commercial banks shall comply with the requirements under the Interim Measures for Commercial Banks Doing Online Lending Business, CBIRC Circular 24, and CBIRC Circular 14 when conducting any new online loan businesses.

With certain limited exceptions, the Interim Measures for Commercial Banks Doing Online Lending Business, CBIRC Circular 24, and CBIRC Circular 14 apply to consumer finance companies and trust companies when they conduct online lending business. As our institutional funding partners include commercial banks, consumer finance companies, and trust companies, they are required to evaluate and review us as required by the Interim Measures for Commercial Banks Doing Online Lending Business, CBIRC Circular 24, and CBIRC Circular 14. If any of our institutional funding partners identifies any incompetency of us in such evaluation and review, it may terminate the cooperation with us, and our business and operation results would be adversely and materially affected. Furthermore, we act as an intermediary between institutional funding partners and borrowers, and we cannot assure you that all the institutional funding partners we cooperate with have been and will be in strict compliance with the Interim Measures for Commercial Banks Doing Online Lending Business, CBIRC Circular 24, and CBIRC Circular 14.

Regulations on illegal financial institutions and intermediaries

Under the Measures for the Ban on Illegal Financial Institutions and Illegal Financial Business Operations, issued by the State Council on July 13, 1998, any entity engaging in financial activities without approval from the People’s Bank of China may be classified as an illegal financial institution. This includes providing loans without the necessary approval from the People’s Bank of China, which is considered an illegal financial business operation. Given the rapid evolution of the online consumer finance industry and the changing regulatory landscape since the enactment of these measures, there is ambiguity surrounding their interpretation and applicability to our operations. If we are deemed an illegal financial institution, we may be subject to penalties, including confiscation of illegal gains together with a fine from one to five times the illegal gains, or a fine of RMB100,000 to RMB500,000 if there are no illegal gains, and criminal liability if the violation constitutes a criminal offense. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We may be deemed to use our own funds to finance certain loans and therefore be subject us to regulatory risks.”

In addition, the Supreme People’s Court, the Supreme People’s Procuratorate, the Ministry of Public Security, and the Ministry of Justice jointly issued the Guidance on Several Issues Regarding Illegal Lending in Criminal Cases on July 23, 2019. This guidance provides, among other things, that (i) if any entity or individual engages in providing loans to unspecified individuals consistently for profit and without approval from regulatory authorities or outside its business scope, thus disturbing the stability of financial markets, such entity or individual may face a criminal charge of unfair competition and may be subject to criminal liability in accordance with applicable laws and regulations. “Providing loans to unspecified individuals consistently” refers to providing loans to entities and individuals no fewer than ten times within two years; and (ii) if the actual annual interest rate of loans provided by such entity or individual exceeds 36%, it would be deemed an aggravating circumstance when such entity or individual faces the aforementioned criminal charge of unfair competition. There are uncertainties regarding the interpretation of this guidance, and it is still unclear how regulatory authorities will interpret and implement it in the future.

According to the Civil Code of the PRC, an intermediation contract is a contract whereby an intermediary presents to its client an opportunity to enter into a contract or provides the client with other intermediary services in connection with the conclusion of a contract, and the client pays the intermediary service fees. Our business practice of connecting our institutional funding partners with individual borrowers may constitute intermediary services, and our service agreements with borrowers and institutional funding partners may be deemed intermediation contracts under the Civil Code of the PRC. Pursuant to the Civil Code of the PRC, an intermediary must provide true information relating to the proposed contract. If an intermediary intentionally conceals any material fact or provides false information in connection with the conclusion of the proposed contract, resulting in harm to the client’s interests, the intermediary may not claim service fees and is liable for the damages caused.

Regulations on financial guarantee

In June 1995, the Standing Committee of the National People’s Congress promulgated the PRC Guarantee Law. According to the PRC Guarantee Law, an action of guarantee means that the guarantor agrees to repay the outstanding debts to the creditor or assume any other responsibilities when the debtor fails to repay the outstanding debts or fulfill the responsibilities.

The Regulations on the Administration of Financing Guarantee Companies were promulgated by the State Council on June 21, 2017, and took effect on October 1, 2017. According to these regulations, the establishment of financing guarantee companies should be subject to the approval of the competent government authority, and unless otherwise stipulated, no entity is allowed to operate the financing guarantee business without such approval. If any entity operates the financing guarantee business without such approval, the entity may face penalties, including termination or suspension of business, fines of RMB500,000 to RMB1,000,000, confiscation of illegal gains if any, and if the violation constitutes a criminal offense, criminal liability shall be imposed in accordance with the applicable laws and regulations.

In October 2019, the China Banking and Insurance Regulatory Commission, together with eight other regulatory agencies, jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies, which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business without appropriate approval, its business operations will be banned by the regulatory authorities, and it will be required to properly settle existing business.

On July 14, 2020, the China Banking and Insurance Regulatory Commission issued the Guidelines for Off-Site Supervision of Financing Guarantee Companies, which took effect on September 1, 2020. These guidelines provide, among others, that (i) the regulatory authorities and China Banking and Insurance Regulatory Commission shall collect data and non-data information from the financing guarantee companies and banks respectively; (ii) financing guarantee companies shall establish and implement an off-site supervision information report system and submit data and non-data information timely according to the requirements of the competent regulatory authorities; and (iii) for the off-site supervision, the competent regulatory authorities shall mainly focus on the corporate governance, internal control, risk management capabilities, guarantee business, associated guarantee risks, asset quality, liquidity indicators, and investment conditions of financing guarantee companies.

On December 31, 2021, the People’s Bank of China published the Regulations on the Local Financial Supervision and Administration (Draft for Comments), which stipulate that, among others, (i) the local financial organizations should primarily serve their local clients; (ii) the guidance for local financial organizations to carry out business outside provinces where they are registered should be made by the State Council or financial regulatory authorities designated by the State Council; (iii) six types of financial organizations, including financing guarantee companies and micro-lending companies, are deemed as local financial organizations; (iv) a transition period will be given to the organizations carrying out business outside provinces before the effectiveness of the draft by the financial regulatory authorities; and (v) organizations carrying out business outside provinces without approval of the competent provincial regulatory authorities may be subject to penalties, including correction orders, confiscation of illegal gains or fines, cessation of business operations, and revocation of business license. As of the date of this annual report, the draft regulations have not yet been promulgated into law.

Regulations on anti-money laundering

The PRC Anti-money Laundering Law, promulgated by the People’s Bank of China on October 31, 2006, and effective since January 2007, stipulates that special non-financial institutions, which are required by applicable regulations to fulfill anti-money laundering obligations, must comply with these obligations. The People’s Bank of China and other governmental authorities issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and special non-financial institutions.

In October 2018, the People’s Bank of China, the China Banking and Insurance Regulatory Commission, and the CSRC jointly issued the Anti-money Laundering and Anti-terrorism Financing Administrative Measures for Internet Finance Institutions, providing that internet finance institutions are obliged to accept the anti-money laundering and anti-terrorism financing inspections conducted by the People’s Bank of China and its branches. These measures also authorized the establishment of the internet finance anti-money laundering and anti-terrorism financing monitoring platform by the National Internet Finance Association, under the instruction of the People’s Bank of China and other financial governmental authorities, to enhance online monitoring mechanisms and information sharing among institutions.

Regulations Relating to Credit Reference Activities

On January 21, 2013, the State Council promulgated the Regulations on Credit Reference, which provide that any person or organization conducting personal credit reference business without approval from the competent credit reference administrative department of the State Council may face penalties. These penalties include cessation of business operations, confiscation of illegal gains, fines ranging from RMB50,000 to RMB500,000, and even criminal liability.

On September 27, 2021, the People’s Bank of China issued the Measures for Regulating Credit Reference, which came into effect on January 1, 2022. These measures stipulate that credit information includes basic information, loan information, other related information, and analysis and evaluation information generated from the foregoing information of enterprises and individuals for identifying their credit status. Credit reference business refers to the activities of collecting, sorting, storing, and processing the credit information of enterprises and individuals, and providing them to the information users. The individual credit reference institution license issued by the People’s Bank of China is required for engaging in the individual credit reference business. Licensed individual credit reference institutions must report to the People’s Bank of China regarding their cooperation with any information provider for collecting, sorting, storing, and analyzing individual credit information. Additionally, financial institutions are not allowed to cooperate with any commercial entity that does not hold a credit reference license to obtain credit reference service. Violators of these rules may face penalties, including cessation of business operations, confiscation of illegal gains, fines ranging from RMB50,000 to RMB500,000, and even criminal liability.

Regulations Relating to Foreign Investment

Investment activities in the PRC by foreign investors are governed by the Guidance Catalog of Industries for Foreign Investment, which is promulgated and amended from time to time by the Ministry of Commerce of the PRC and the National Development and Reform Commission. This guidance divides industries into three categories in terms of foreign investment: “encouraged,” “restricted,” and “prohibited,” and all industries not listed under one of these categories are generally deemed to be permitted. Unless otherwise provided by applicable laws and regulations, foreign investors are generally not allowed to own more than 50% of the equity interests in value-added telecommunications service providers in China, as stipulated by the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, most recently amended by the Special Administrative Measures for the Access of Foreign Investment (Negative List) in 2021. According to these measures, the foreign equity interest ownership of entities that engage in value-added telecommunications business (except for e-commerce, domestic multi-party communications, storage and forwarding classes, and call centers) may not exceed 50%. Foreign investors investing in sectors with restrictions must comply with the specified requirements outlined in these measures.

On March 15, 2019, the National People’s Congress enacted the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC sets a general principle that foreign investors and their investments in China will enjoy national treatment and are subject to a negative list. It embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist regarding its interpretation and implementation. For instance, under the Foreign Investment Law of the PRC, “foreign investment” refers to investment activities directly or indirectly conducted by foreign individuals, enterprises, or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision that includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still do not explicitly define whether contractual arrangement would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment.

Foreign investment in telecommunications companies in the PRC is governed by the Provisions for the Administration of Foreign-Invested Telecommunications Enterprises, which were promulgated by the State Council on December 11, 2001, and most recently amended on April 7, 2022. These provisions prohibit a foreign investor from holding over 50% of the total equity interest in any value-added telecommunications service provider in China, unless otherwise provided.

On December 20, 2019, the Ministry of Commerce and the State Administration for Market Regulation jointly promulgated the Measures on Reporting of Foreign Investment Information, which came into effect on January 1, 2020. It requires foreign investors or foreign-invested enterprises to submit investment information to the commerce administrative authorities through the Enterprise Registration System and the National Enterprise Credit Information Publicity System.

On December 19, 2020, the National Development and Reform Commission and the Ministry of Commerce jointly promulgated the Measures on the Security Review of Foreign Investment, effective on January 18, 2021, setting forth provisions concerning the security review mechanism on foreign investment, including the types of investments subject to review, review scopes and procedures, among others. The Office of the Working Mechanism of the Security Review of Foreign Investment will be established under the National Development and Reform Commission, who will lead the task together with the Ministry of Commerce. Foreign investor or related parties in China must declare the security review to the office prior to (i) the investments in the military industry, military industrial supporting and other fields relating to the security of national defense, and investments in areas surrounding military facilities and military industry facilities; and (ii) investments in important agricultural products, important energy and resources, important equipment manufacturing, important infrastructure, important transport services, important cultural products and services, important information technology and internet products and services, important financial services, key technologies and other important fields relating to national security, and obtain control in the target enterprise. Control exists when the foreign investor (i) holds an over 50% equity interest in the target, (ii) has voting rights that can materially impact on the resolutions of the board of directors or shareholders meeting of the target even when it holds a less than 50% equity interest in the target, or (iii) has material impact on target’s business decisions, human resources, accounting and technology.

Regulations Relating to Internet Companies

Regulations on value-added telecommunication services

The Telecommunications Regulations of the PRC, promulgated by the State Council on September 25, 2000 and amended on February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. These regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. These regulations categorize telecommunications services into basic telecommunication services and value-added telecommunications services. According to these regulations, information services provided via fixed network, mobile network and Internet fall within value-added telecommunications services. In July 2006, the Ministry of Information Industry, the predecessor of the Ministry of Industry and Information Technology, issued the Circular on Strengthening the Administration of Foreign Investment in the Operation of Value-added Telecommunications Business, which prohibits holders of these services licenses from leasing, transferring or selling their licenses in any form, or providing any resource, sites or facilities, to any foreign investors intending to conduct such businesses in China.

In July 2017, the Ministry of Industry and Information Technology promulgated the Administrative Measures on Telecommunications Business Operating Licenses. Under these regulations, a commercial operator of value-added telecommunications services must first obtain a license for value-added telecommunications business from the Ministry of Industry and Information Technology or its provincial level counterparts.

Foreign ownership of internet-based businesses, such as distribution of online information, is subject to restrictions under current PRC laws and regulations. These regulations require that the foreign investors may acquire up to 50% equity interests in foreign-invested value-added telecommunications enterprises in China. PRC regulations impose sanctions for engaging in commercial internet information services, which is a sub-set of value-added telecommunication business, without a value-added telecommunication service license for internet content provider, and sanctions for engaging in the operation of online data processing and transaction processing, which is another sub-set of value-added telecommunication business, without a value-added telecommunication service license for online data processing and transaction processing. These sanctions include rectification orders and warnings from the PRC communication administrations, fines, confiscation of illegal gains, and suspension or termination of operating of the websites and mobile applications in question.

Furthermore, as we are providing mobile applications to mobile device users, it is uncertain if any of our subsidiaries will be required to obtain a separate operating license in addition to the value-added telecommunication business operation license. We have not applied for such separate license since we have not obtained the value-added telecommunication business operation license. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

Regulation on mobile internet applications information services

In addition to the Telecommunications Regulations of the PRC and other regulations above, mobile applications are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which was promulgated by the Cyberspace Administration of China on June 28, 2016 and amended on June 14, 2022. The APP Provisions regulate mobile application information service providers. According to these provisions, the Cyberspace Administration of China and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local mobile application information, respectively. Under these provisions, mobile application information service providers are required to obtain qualifications prescribed by laws and regulations and shall be responsible for the supervision and administration of mobile application information required by laws and regulations and implement the information security management responsibilities strictly, including but not limited to: (i) to authenticate the identity information of the registered users, (ii) to protect user information, and obtaining the consent of users while collecting and using users’ personal information in a lawful and proper manner. Mobile app operators may not deny users’ access to basic functions and services of the app in the event that the users disagree with collection of unnecessary personal information, and (iii) to establish information content management mechanism, and take against any information content in violation of laws or regulations depending on circumstances.

On August 4, 2023, the Ministry of Industry and Information Technology promulgated the Notice of the Ministry of Industry and Information Technology on the Filing of Mobile Apps, which provides that app operators engaged in internet information services within China must fulfill the filing process in accordance with the applicable regulations and such operators may not engage in the app internet information service without completion of such filing.

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

Internet information in China is regulated and restricted from a national security standpoint. The Standing Committee of the National People’s Congress has enacted the Decisions on Maintaining Internet Security on December 28, 2000 and further amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. In 1997, the Ministry of Public Security has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

In December 2015, the Standing Committee of the National People’s Congress promulgated the Anti-Terrorism Law of the PRC, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law of the PRC, telecommunication service operators or internet service providers shall (i) carry out pertinent anti-terrorism publicity and education to society; (ii) provide technical interfaces, decryption and other technical support and assistance for the competent departments to prevent and investigate terrorist activities; (iii) implement network security and information monitoring systems as well as safety and technical prevention measures to avoid the dissemination of terrorism information, delete the terrorism information, immediately halt its dissemination, keep records and report to the competent departments once the terrorism information is discovered; and (iv) examine customer identities before providing services. Any violation of the Anti-Terrorism Law of the PRC may result in severe penalties, including substantial fines.

The Cyber Security Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

On September 12, 2022, the Cyberspace Administration of China issued a draft to amend the Cyber Security Law and proposed to, among others, increase the maximum fines for entities from RMB1 million to RMB 50 million or five percent of an entity’s previous year’s turnover, and from RMB100,000 to RMB1 million for directly responsible individuals for the following violation: (i) severe violations of cybersecurity protection obligations or severe harm to the security of network operation; (ii) failure to protect cyber information security, to take measures to suspend transfer of or delete information that is prohibited from distribution, or to take measures against relatively major security risks or security incidents; and (iii) distribution of transfer of prohibited information. In respect of the use by a critical information infrastructure operator of network products or services that have not been assessed or have failed a security assessment, the critical information infrastructure operator may be subject to a fine of up to ten times the procurement amount or five percent of its previous year’s turnover, with a penalty of up to RMB100,000 being imposed on directly responsible individuals. Such draft amendment was released for soliciting public comments only and their final form, interpretation and implementation remain substantially uncertain.

On May 1, 2021, the Regulations on the Scope of Necessary Personal Information Collected by the Frequently Used Mobile Applications, jointly promulgated by the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation came into effect, which provides, among others, that: (i) the application operators may not refuse to provide fundamental function services to the users for reason that such users refuse to provide the personal information out of the scope of necessity; (ii) the fundamental function service of online lending applications is to facilitate loans provided to the users online for use of personal consumption and business operation; and (iii) the necessary personal information includes the borrower’s mobile phone number, name, bank account, as well as type, number and valid period of its identity card. The different governmental authorities, including the Ministry of Industry and Information Technology, Shanghai Communications Administration, and Cybersecurity Branch of Shanghai Public Security Bureau, have been inspecting various mobile applications on the market on the enforcement of data protection and cybersecurity and may continue to do so in the future, even with more stringent scrutiny.

The Standing Committee of the PRC National People’s Congress published the Data Security Law, which took effect on September 1, 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC may not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On July 30, 2021, the State Council issued the Regulations on Protection of Critical Information Infrastructure. Pursuant to these regulations, critical information infrastructure shall mean the important network facilities or information systems of key industries or fields such as public communication and information service, energy, transportation, water conservation, finance, public services, e-government affairs and national defense science, and important network facilities or information systems which may endanger national security, people’s livelihood and public interest once there occur damage, malfunctioning or data leakage to them. These regulations provide that no individual or organization may carry out any illegal activity of intruding into, interfering with, or sabotaging any critical information infrastructures, or endanger the security of any critical information infrastructures. These regulations also require that critical information infrastructure operators shall establish a cybersecurity protection system and accountability system, and that the main responsible person of a critical information infrastructure operator shall take full responsibility for the security protection of the critical information infrastructures operated by it. In addition, administration departments of each important industry and sector shall be responsible for formulating the rule of critical information infrastructure determination applicable to their respective industry or sector, and determine the critical information infrastructure operators in their industry or sector.

On July 12, 2021, the Ministry of Industry and Information Technology and two other authorities jointly issued the Provisions on the Administration of Security Vulnerabilities of Network Products. These provisions state that, no organization or individual may abuse the security vulnerabilities of network products to engage in activities that endanger network security, or to illegally collect, sell, or publish the information on such security vulnerabilities. Anyone who is aware of the aforesaid offenses may not provide technical support, advertising, payment settlement and other assistance to the offenders. According to these provisions, network product providers, network operators, and platforms collecting network product security vulnerabilities shall establish and improve channels for receiving network product security vulnerability information and keep such channels available, and retain network product security vulnerability information reception logs for at least six months. These provisions also ban provision of undisclosed vulnerabilities to overseas organizations or individuals other than to the product providers.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021, requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose and should be conducted in a method that has the minimum impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope as necessary to achieve the processing purpose and avoid the excessive collection of personal information. Personal information processors shall adopt necessary measures to safeguard the security of the personal information they handle. The offending entities could be ordered to correct, or to suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

On November 14, 2021, the Cyberspace Administration of China released the Regulations on the Network Data Security (Draft for Comments). The draft regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. In accordance with the draft regulations, data processors shall apply for a cybersecurity review for the following activities: (i) merger, reorganization or division of internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests to the extent that affects or may affect national security; (ii) listing abroad of data processors which process over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; or (iv) other data processing activities that affect or may affect national security. Besides, data processors that are listed overseas shall carry out an annual data security assessment. The draft regulations remain unclear on whether the requirements will be applicable to companies that have been listed in the United States, such as us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.” As of the date of this annual report, the draft measures have not yet promulgated into law.

On January 4, 2022, the Cyberspace Administration of China, the National Development and Reform Commission, the Ministry of Industry and Information Technology, and several other administrations jointly published the amended Measures for Cybersecurity Review, which became effective on February 15, 2022. The amended Measures for Cybersecurity Review further restates and expands the applicable scope of the cybersecurity review. Pursuant to the amended Measures for Cybersecurity Review, (i) when the purchase of network products and services by a critical information infrastructures operator or the data processing activities conducted by a network platform operator affect or may affect national security, a cybersecurity review shall be conducted pursuant to the Review Measures. The operators shall file for a cybersecurity review with Cybersecurity Review Office under the Cyberspace Administration of China if their behavior affects or may affect national security; (ii) an application for cybersecurity review shall be made by an issuer who is a network platform operator holding personal information of more than one million users before such issuer applies to list its securities on a foreign stock exchange; and (iii) the PRC governmental authorities may initiate cybersecurity review if such governmental authorities determine that the issuer’s network products or services, or data processing activities affect or may affect national security. The amended Measures for Cybersecurity Review focuses on assessing the following national security risks factors: (i) the risk of illegal control, interference or destruction of critical information infrastructure, arising from the purchase and utilization of network products and services; (ii) the harm on the business continuity of critical information infrastructure incurring from a disruption of network products and services supply; (iii) the safety, openness, transparency, diversity of sources of network products and services; the reliability of suppliers; and the risk of supply disruption due to political, diplomatic, trade and other reasons; (iv) the level of compliance with the PRC laws, administrative regulations and ministry rules of the suppliers of network products and services; (v) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or illegally exited the country; (vi) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the network information security risk regarding listing abroad; and (vii) other factors that may harm critical information infrastructure, cyber security and/or data security. The amended Measures for Cybersecurity Review was promulgated recently, and there are substantial uncertainties on the interpretation and application of the amended Measures for Cybersecurity Review. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”

On July 7, 2022, the Cyberspace Administration of China published the Measures for Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022. These regulations stipulates that if the cross-border data transfer to be conducted by a “data processor” has any of the following circumstances, the “data processor” shall apply to the national cyberspace administration authority for security assessment via the provincial cyberspace administration authority in the place where the said “data processor” is located: (i) any data processor transfers important data to overseas recipients; (ii) any “critical information infrastructure operator,” or any “data processor” processing the personal information of more than one million individuals transfers personal information to overseas recipients; (iii) the personal information of more than 100,000 individuals or the sensitive personal information of more than 10,000 individuals has been provided overseas since January 1 of the previous year on a cumulative basis; and (iv) other circumstances where the security assessment is required as prescribed by the national cyberspace administration authority. Furthermore, on August 31, 2022, the Cyberspace Administration of China promulgated the Guidelines to the Application for Security Assessment of Cross-border Data Transfer (First Edition), which provides that the activities of “cross-border data transfer” include (i) overseas transmission and storage by data processors of data generated during operations in mainland China; (ii) the access to, use, download or export of the data collected and generated by data processors and stored in mainland China by overseas institutions, organizations or individuals; and (iii) other acts as specified by the Cyberspace Administration of China.

On February 22, 2023, the Cyberspace Administration of China promulgated the Measures on Standard Contract for Outbound Data Transfer of Personal Information, which became effective on June 1, 2023. The measures stipulate that a personal information processor must enter into a standard contract with overseas recipients when transferring personal information abroad. While the personal information processor is allowed to negotiate additional terms with the overseas recipients, such terms may not conflict with the standard contract. Within 10 business days of the standard contract taking effect, the personal information processor is required to submit the contract to the local provincial cybersecurity administration. The measures include a transitional period of six months for companies to complete rectification.

On December 14, 2022, the People’s Bank of China issued the Regulations on the Supervision and Administration of Financial Infrastructure (Draft for Comment), which provides that (i) financial infrastructure refers to registration and custody system, clearing and settlement system, trading facilities, trading report database, critical payment system, and credit reference system of the financial assets, and (ii) financial infrastructure operator refers to the enterprises that are approved according to the laws and regulations to construct, operate, and maintain the financial infrastructure. As of the date of this annual report, the draft measures have not yet promulgated into law.

On December 19, 2022, the Central Committee of the Communist Party of the PRC and the State Council issued the Guidance on Building Fundamental Data Systems to Put Data Resources to Better Use, aiming at safeguarding national data security, protecting individuals’ information and trade secrets, and ensuring the development of the data economy. Under this guidance, data would be categorized and graded based on its sensitivity. Data processor is encouraged to open, share, exchange, and trade data both on-market and off-market. Regions and industries that meet proper conditions are encouraged to engage in pilot programs for building new systems, implementing technique methods and trial modes. Enterprises are encouraged to innovate internal system for managing data compliance, and explore ways to improve fundamental data system.

Regulations on privacy protection

The Several Provisions on Regulating the Market Order of Internet Information Services, issued by the Ministry of Industry and Information Technology in December 2011, provide that, an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. An internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

In addition, pursuant to the Decision on Strengthening the Protection of Online Information issued by the Standing Committee of the National People’s Congress in December 2012 and the Order for the Protection of Telecommunication and Internet User Personal Information issued by the Ministry of Industry and Information Technology in July 2013, any collection and use of user personal information must be subject to the consent of the user, abide by the principles of legality, rationality and necessity and be within the specified purposes, methods and scopes.

Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, should be subject to criminal penalty.

On May 8, 2017, the Supreme People’s Court and the Supreme People’s Procuratorate released the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens’ Personal Information, which became effective on June 1, 2017. These interpretations provide more practical conviction and sentencing criteria for the infringement of citizens’ personal information and mark a milestone for the criminal protection of citizens’ personal information.

The Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security, and the State Administration for Market Regulation jointly promulgated the Notice on Rectification of Illegal Collection of Personal Information on Application on January 23, 2019, which requires application operators to strictly comply with the Cyber Security Law and strengthens the personal information protection. Application operators should, among others, (i) clearly state the authorized purpose, methods and scope of the collection and usage of personal information, and obtain the consent of users for collecting and processing such users’ personal information, and (ii) establish appropriate user information protection systems with remedial measures. To further implement and interpret such notice, the Measures on Identifying Illegality of Personal Information Collection Conducts on Application was promulgated on November 28, 2019.

The Ministry of Public Security promulgated the Guidance on Several Issues for Soft Violence Regarding Criminal Case on April 9, 2019, which provides that, among others, harassments by means of internet or telecommunication to disturb people’s normal life, work, production, business, and social order may be deemed as soft violence, which may be subject to criminal liabilities.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators should not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by the Ministry of Industry and Information Technology on October 31, 2019.

On November 28, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such app,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.”

On March 12, 2021, the Cyberspace Administration of China and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. These rules specifies the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps may not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. The basic service of online lending applications is to facilitate loans provided to the users online for use of personal consumption and business operation, and the necessary personal information for an online lending application includes the borrower’s mobile phone number, name, bank account, as well as type, number and valid period of its identity card.

On August 20, 2021, the Standing Committee of the National People’s Congress promulgated the Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. The Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. In addition, it imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, has complicated business activities, including formulating of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly.

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

On February 13, 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. After this notice became effective on June 1, 2015, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, to expand the reform nationwide. SAFE Circular 19 allows foreign-invested enterprises to make equity investments by using RMB fund converted from foreign exchange capital. Under SAFE Circular 19, the foreign exchange capital in the capital account of foreign-invested enterprises upon the confirmation of rights and interests of monetary contribution by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operation needs of the enterprises. The proportion of discretionary settlement of foreign exchange capital of foreign-invested enterprises is currently 100%. SAFE can adjust such proportion in due time based on the circumstances of international balance of payments. However, SAFE Circular 19 and another circular promulgated by SAFE in June 2016, SAFE Circular 16, continues to, prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for security investment or guarantee products issued by bank), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for their own use.

On October 23, 2019, SAFE promulgated the Notice of the Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment. It provides that non-investment foreign-invested entities may use foreign exchange capital or Renminbi funds converted from the foreign exchange capital to make equity investments, provided that such investments should comply with the Negative List and other PRC laws and regulations. On April 10, 2020, SAFE issued the Notice on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business. It provides that on the premise of ensuring the true and compliant use of funds and compliance with the existing regulations on use of income under the capital account, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing for domestic payment, without prior provision of proof materials for veracity to the bank for each transaction. However, there are substantial uncertainties of the further implementation of these two notices. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our offshore financing to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations on foreign exchange registration of overseas investment by PRC residents

SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Round-trip Investment through Special Purpose Vehicles, or SAFE Circular 37, on July 4, 2014, which replaced the former circular commonly known as “SAFE Circular 75.” SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls.

On February 13, 2015, SAFE released Circular of the State Administration of Foreign Exchange on Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies, under which local banks are authorized to examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, starting from June 1, 2015. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

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

The State Administration of Taxation has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

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

Domain Name. Domain names are protected under the Administrative Measures on the China Internet Domain Names promulgated by the Ministry of Industry and Information Technology in 2004, which will be replaced by the Administrative Measures on the Internet Domain Names effective on November 1, 2017. The Ministry of Industry and Information Technology is the major regulatory authority responsible for the administration of the PRC Internet domain names. The registration of domain names in PRC is on a “first-apply-first-registration” basis. A domain name applicant will become the domain name holder upon the completion of the application procedure. Our major domain name “ppdai.com” has been registered.

Regulations Relating to Dividend Distribution

Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our subsidiaries incorporated in China to fund any cash and financing requirements we may have. The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in September 2016, and its implementation rules. Under these laws and regulations, wholly foreign-owned enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, wholly foreign-owned enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

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

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law, an employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a stipulated deadline and be subject to a late fee of up to 0.05% or 0.2% per day, as the case may be. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. In addition, the PRC Individual Income Tax Law requires companies operating in China to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. The General Office of the Central Committee of the Communist Party of the PRC and the General Office of the State Council of the PRC issued the Reform Plan of the State Tax and Local Tax Collection Administration System on July 20, 2018, which provides that commencing from January 1, 2019, tax authorities would be responsible for the collection of social insurance contributions.

We have not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, but we have recorded accruals for the estimated underpaid amounts for the current employees in our financial statements. However, we have not made any accruals for the interest on underpayment and penalties that may be imposed by the PRC government authorities in the financial statements as we believe it would be unlikely that the PRC government authorities will impose any significant interests or penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.”

Regulations Relating to Tax

Dividend withholding tax

Pursuant to the Enterprise Income Tax Law of the PRC and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

Pursuant to the Notice of the State Administration of Taxation on the Issues Concerning the Application of the Dividend Clauses of Tax Agreements, a Hong Kong resident enterprise must meet the following conditions, among others, in order to enjoy the reduced withholding tax: (i) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (ii) it must have directly owned such percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, which became effective on November 1, 2015. These measures provide that non-resident enterprises are not required to obtain pre-approval from the tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when performing tax filings, which will be subject to post-tax filing examinations by the tax authorities. Accordingly, our Hong Kong subsidiaries may be able to enjoy the 5% withholding tax rate for the dividends they receive from our PRC subsidiaries, if it satisfies the conditions prescribed under the applicable tax rules and regulations. However, according to these regulations, if the tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the tax authorities may adjust the favorable withholding tax in the future.

Enterprise income tax

The Enterprise Income Tax Law of the PRC, and its implementing rules, which became effective on January 1, 2008, are the principal regulations governing enterprise income tax in the PRC. The Enterprise Income Tax Law of the PRC imposes a uniform enterprise income tax rate of 25% on all resident enterprises in the PRC, including foreign-invested enterprises.

Uncertainties exist with respect to how the Enterprise Income Tax Law of the PRC applies to the tax residence status of FinVolution Group and our offshore subsidiaries. Under the Enterprise Income Tax Law of the PRC, an enterprise established outside China with its “de facto management bodies” located within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the Enterprise Income Tax Law of the PRC define de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The State Administration of Taxation issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management in 2009. According to this regulation, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (a) the primary location of the day-to-day operational management is in China; (b) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (c) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (d) 50% or more of voting board members or senior executives habitually reside in China. We believe that FinVolution Group and our offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in this circular were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law of the PRC, and we may therefore be subject to PRC income tax on our global income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” for further details.

The State Administration of Taxation issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Resident Enterprises, or SAT Public Notice 7, on February 3, 2015, which replaced or supplemented certain previous rules under the Circular on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-Resident Enterprises, or SAT Circular 698. Under SAT Public Notice 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to SAT Public Notice 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties in China, and equity investments in PRC resident enterprises. In respect of an indirect offshore transfer of assets of a PRC establishment, the relevant gain is to be regarded as effectively connected with the PRC establishment and therefore included in its enterprise income tax filing, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties in China or to equity investments in a PRC resident enterprise, which is not effectively connected to a PRC establishment of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the party who is obligated to make the transfer payments has the withholding obligation. There is uncertainty as to the implementation details of SAT Public Notice 7. If SAT Public Notice 7 was determined by the tax authorities to be applicable to some of our transactions involving PRC taxable assets, our offshore subsidiaries conducting the relevant transactions might be required to spend valuable resources to comply with SAT Public Notice 7 or to establish that the relevant transactions should not be taxed under SAT Public Notice 7. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

PRC value-added tax

Pursuant to applicable PRC regulations promulgated by the Ministry of Finance of China and the State Administration of Taxation, entities or individuals conducting business in the service industry are required to pay a valued-added tax at a rate of 6% with respect to revenues derived from the provision of online information services. A taxpayer is allowed to offset the qualified input valued-added tax paid on taxable purchases against the output valued-added tax chargeable on the revenue from services provided.

Regulations Relating to Overseas Listing and M&A

On August 8, 2006, six PRC governmental and regulatory agencies, including the Ministry of Commerce and the CSRC, jointly promulgated the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, a new regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and revised on June 22, 2009. Foreign investors shall comply with the M&A rules when they purchase equity interests of a domestic company or subscribe for the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign- invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC for the purpose of purchasing the assets of a domestic company and operating the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A rules, among other things, purports to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

On July 6, 2021, the PRC government authorities issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce of the PRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. Pursuant to these measures, if a domestic company engaging in the prohibited business stipulated in the negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company may not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the applicable regulations on the domestic securities investments by foreign investors. In a Q&A released on the official website of the National Development and Reform Commission on January 18, 2022, the official of the National Development and Reform Commission indicated that these requirements are only imposes on PRC domestic companies that directly offer or list their securities in an overseas market.

On February 17, 2023, the CSRC published the Trial Administrative Measures on the Overseas Issuance and Listing of Securities by Domestic Companies, or the CSRC Filing Measures, and five supporting guidelines, effective on March 31, 2023. Pursuant to the CSRC Filing Measures, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, which include (i) any PRC company limited by shares, and (ii) any offshore company that conducts its business operations primarily in China and contemplates to offer or list its securities in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing.

The CSRC Filing Measures proposes to establish a new filing-based regime to regulate overseas offerings and listings by domestic companies. According to the CSRC Filing Measures, an overseas offering and listing by a domestic company, whether directly or indirectly, shall be filed with the CSRC. Specifically, the examination and determination of an indirect offering and listing will be conducted on a substance-over-form basis, and an offering and listing shall be considered as an indirect overseas offering and listing by a domestic company if the issuer meets the following conditions: (i) the operating income, gross profit, total assets, or net assets of the domestic enterprise in the most recent fiscal year was more than 50% of the line item in the issuer’s audited consolidated financial statement for that year; and (ii) senior management personnel responsible for business operations and management are mostly PRC citizens or are ordinarily resident in the PRC, and the main place of business operations is in the PRC or carried out in the PRC. According to the CSRC Filing Measures, the issuer or its affiliated domestic company, as the case may be, shall file with the CSRC for its initial public offering, follow-on offering and other equivalent offering activities. Particularly, the issuer shall submit the filing with respect to its initial public offering and listing within three business days after its initial filing of the listing application, and submit the filing with respect to its follow-on offering within three business days after completion of the follow-on offering. Failure to complete the record-filing under the CSRC Filing Measures may subject a PRC domestic company to a warning or a fine ranging from RMB1 million to RMB10 million, and its controlling shareholders, actual controllers, the persons directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. According to the Notification to the Administrative Arrangement of the Overseas Issuance and Listing of Securities by Domestic Companies, the CSRC expressed that the record-filing requirement would not be imposed on the existing public companies, like us, until they refinance their securities in an overseas market based on its onshore equities, assets or similar interests. The CSRC Filing Measures also set forth certain regulatory red lines for overseas offerings and listings by domestic enterprises: (i) if the intended securities offering and listing is specifically prohibited by national laws and regulations and applicable provisions; (ii) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, (iv) if the domestic company is currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations and no decision has been made; (v) if there are material ownership disputes over the stocks controlled by the controlling shareholder, or by the shareholders controlled by the controlling shareholder or actual controller.

On February 24, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection, and National Archives Administration of China published the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies. These provisions, among others, provides that: (i) a domestic company that seeks to offer and list its securities in an overseas market, either via direct offering or indirect offering, and the securities companies and securities service providers that undertake securities business, shall strictly abide by applicable laws and regulations of the PRC, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They may not divulge any state secret or harm national security and public interest; (ii) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. If there is ambiguity or dispute over the identification of a state secret, a request shall be submitted to the competent secrecy administrative department for determination; if there is ambiguity or dispute over the identification of a government work secret, a request shall be submitted to the competent government authority for determination; (iii) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly obey the procedures stipulated by applicable national regulations; (iv) archives, including working papers, that have been produced in mainland China by securities companies and securities service providers for overseas securities offering and listing by domestic companies shall be retained in mainland China, and, without prior approval by competent authorities, may not be brought, mailed or otherwise transferred to outside mainland China, or transmitted to any institutions or individuals outside mainland China through any methods including via the use of information technologies. Where archives or copies of archives that have important conservation value to the nation and the society need to be transferred or transmitted to outside mainland China, approval procedures stipulated by national regulations shall be followed; and (v) overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such domestic companies. Such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities, such domestic companies, securities companies and securities service providers shall report to the CSRC or other competent authorities.

Regulations in Other Jurisdictions

Due to our global operations, we are also subject to the rules and regulations of the other jurisdictions in which we operate. For example, the Indonesian regulator, the Financial Services Authority of Indonesia, has lowered the maximum interest rate that online lenders can charge their borrowers. The new rules, effective as of January 1, 2024, progressively reduce the interest rate cap imposed on fintech lenders from the maximum of 0.4% per day in 2023 to 0.3% in 2024 and further to 0.1% by 2026.

C.	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and our principal consolidated variable interest entities and their principal subsidiaries.

Notes:

(1)

Beijing Paipairongxin currently has four shareholders: Jun Zhang, our co-founder and director, Tiezheng Li, our co-founder, vice chairman and chief executive officer, Honghui Hu, our co-founder and director, and Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 13.22%, 4.81%, 12.85%, and 69.12% of Beijing Paipairongxin’s equity interests, respectively.

(2)

Shanghai Zihe currently has four shareholders: Jun Zhang our co-founder and director, Tiezheng Li, our co-founder, vice chairman and chief executive officer, Honghui Hu, our co-founder and director, Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 25% of Shanghai Zihe’s equity interests, respectively.

(3)

Shanghai Ledao currently has two shareholders: Lizhong Chen, a family relative of Tiezheng Li, and Yejun Jiang, a family relative of Honghui Hu, each holding 50% of Shanghai Ledao’s equity interests, respectively.

(4)	The remaining 20% equity interests is held by an unrelated third party.
(5)	The remaining 51% equity interest is held by our company through different intermediate entities.

Contractual Arrangements

PRC laws and regulations impose restrictions on foreign ownership and investment in internet-based businesses. We are a Cayman Islands company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with PRC laws, regulations and regulatory requirements, we have entered into a series of contractual arrangements, (i) through Shanghai Guangjian, our wholly foreign owned entity, with Beijing Paipairongxin, the consolidated variable interest entities, and the shareholders of Beijing Paipairongxin and certain subsidiary of Beijing Paipairongxin to direct the activities of Beijing Paipairongxin and their subsidiaries, and (ii) through Shanghai Manyin, our wholly foreign owned entity, with Shanghai Zihe and Shanghai Ledao, the consolidated variable interest entities, and the shareholders of Shanghai Zihe and Shanghai Ledao to direct the activities of Shanghai Zihe and Shanghai Ledao and their subsidiaries.

The contractual arrangements with the consolidated variable interest entities allow us to:

•	enable us to direct the activities of operation of the consolidated variable interest entities and their respective subsidiaries;

•	receive substantially all of the economic benefits of the consolidated variable interest entities and their respective subsidiaries; and

•	have an exclusive option to purchase all or part of the equity interests in the consolidated variable interest entities and their respective subsidiaries when and to the extent permitted by PRC law.

As a result of these contractual arrangements, we have become the primary beneficiary of the consolidated variable interest entities under U.S. GAAP. We have consolidated the financial results of the consolidated variable interest entities and their respective subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Contractual Arrangements with Beijing Paipairongxin and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Guangjian and its wholly-owned subsidiary, Shanghai Shanghu (with respect to the business operation agreement and the exclusive technology consulting and service agreement only), the consolidated variable interest entity, Beijing Paipairongxin, the shareholders of Beijing Paipairongxin, and Shanghai PPDai (with respect to the exclusive technology consulting and service agreement only).

Agreements that enable us to direct the activities of operation of Beijing Paipairongxin

Loan Agreement. In March 2018, Shanghai Guangjian entered into loan agreements with each of the shareholders of Beijing Paipairongxin, namely Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu, and Mr. Shaofeng Gu, who are our co-founders and shareholders. Under these agreements, Shanghai Guangjian granted an interest-free loan of RMB100.0 million to the shareholders of Beijing Paipairongxin solely for their capital contributions to the company. Upon written notice by Shanghai Guangjian, the loan shall be repaid by the shareholders of Beijing Paipairongxin from the proceeds received by transferring their equity interests in Beijing Paipairongxin to Shanghai Guangjian, pursuant to the terms and conditions of the call option agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin. If the proceeds received by the shareholders of Beijing Paipairongxin from such transferring exceed the principal of the loan, the surplus shall be deemed as the cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Guangjian together with the principal. Shanghai Guangjian reserves the right to request repayment of the loan before maturity.

Restated Business Operation Agreement. In March 2018, Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, along with its shareholders, and Beijing Prosper entered into a restated business operation agreement. According to this agreement, Beijing Paipairongxin and its shareholders agree, within the limits permitted by law, to accept and unconditionally execute instructions from Shanghai Guangjian and Shanghai Shanghu regarding business operations, including the appointment of directors and executive officers. Additionally, Beijing Paipairongxin and its shareholders commit not to take any action that could materially adversely affect its assets, businesses, human resources, rights, obligations, or business operations without the prior written consent of Shanghai Guangjian and Shanghai Shanghu. Furthermore, the shareholders of Beijing Paipairongxin undertake to promptly and unconditionally transfer any dividends or similar income they receive as shareholders to Shanghai Guangjian and Shanghai Shanghu. Moreover, this restated agreement mandates that each of Beijing Paipairongxin’s shareholders issue an irrevocable power of attorney, enabling Shanghai Guangjian or any person(s) designated by them to execute shareholders’ rights on behalf of such shareholders. Unless terminated in advance by Shanghai Guangjian and Shanghai Shanghu, this restated agreement will remain effective until the dissolution of Beijing Paipairongxin pursuant to PRC law.

Restated Power of Attorney. Under a restated power of attorney dated March 21, 2018, each shareholder of Beijing Paipairongxin irrevocably authorizes Shanghai Guangjian or any person(s) designated by them to act as their attorney-in-fact. This authorization empowers Shanghai Guangjian or their designees to exercise all of the shareholder’s voting and other rights associated with their equity interest in Beijing Paipairongxin. Such rights include the authority to appoint directors, supervisors, and officers, as well as the right to sell, transfer, pledge, and dispose of all or a portion of the shares held by the shareholder. The power of attorney will remain valid for ten years unless terminated earlier by the restated business operation agreement. Upon request by Shanghai Guangjian, the shareholders of Beijing Paipairongxin shall extend the term of this power of attorney accordingly.

Restated Equity Pledge Agreement. Shanghai Guangjian, Beijing Paipairongxin, the shareholders of Beijing Paipairongxin, and Beijing Prosper entered into a restated equity pledge agreement in March 2018. According to the terms of the equity pledge agreement, each shareholder of Beijing Paipairongxin has pledged all of their equity interest in Beijing Paipairongxin to Shanghai Guangjian. This pledge serves as a guarantee for the performance by each shareholder and Beijing Paipairongxin of their respective obligations under several agreements, including the restated business operation agreement (which includes the power of attorney), the restated option agreement, the restated exclusive technology consulting and service agreement, and the loan agreement. In the event that Beijing Paipairongxin or any of its shareholders breaches any obligations under these agreements, Shanghai Guangjian, as the pledgee, will be entitled to dispose of the pledged equity and have priority in being compensated by the proceeds from the disposal of the pledged equity. Each shareholder of Beijing Paipairongxin agrees that until their obligations under the contractual arrangements are discharged, they may not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action that may result in a change of the pledged equity without obtaining prior written consent from Shanghai Guangjian. The restated equity pledge agreement will remain effective until Beijing Paipairongxin and its shareholders discharge all their obligations under the contractual arrangements, and the pledgee consents to such discharge in writing. We have completed the registration of the equity pledge with the office of the Administration of Market Regulation in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from Beijing Paipairongxin and Shanghai PPDai

Restated Exclusive Technology Consulting and Service Agreement. Shanghai Guangjian and Shanghai Shanghu, along with Beijing Paipairongxin, Shanghai PPDai, and Beijing Prosper, entered into a restated exclusive technology consulting and service agreement in March 2018. According to this agreement, Shanghai Guangjian, Shanghai Shanghu, or their designated party has the exclusive right to provide technical support, consulting services, and other services to Beijing Paipairongxin and Shanghai PPDai. Without prior written consent from Shanghai Guangjian and Shanghai Shanghu, Beijing Paipairongxin and Shanghai PPDai may not accept any technical support and services covered by this agreement from any third party. The service fees that Beijing Paipairongxin and Shanghai PPDai need to pay to Shanghai Guangjian and Shanghai Shanghu shall be determined on a case-by-case basis. Factors considered include the level of difficulty and complexity, time spent by Shanghai Guangjian and Shanghai Shanghu and their employees in providing the services, the specific scope and commercial value of the services, the revenue generated by Beijing Paipairongxin and Shanghai PPDai resulting from such services, and other relevant factors. Shanghai Guangjian and Shanghai Shanghu own the intellectual property rights arising out of the provisions of services under this agreement. Unless terminated in advance by Shanghai Guangjian and Shanghai Shanghu, this restated agreement will remain effective until the dissolution of Beijing Paipairongxin and Shanghai PPDai in accordance with PRC law. Although termination of this restated agreement can be achieved by mutual agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Shanghai PPDai, and Beijing Prosper, Beijing Paipairongxin and Shanghai PPDai do not have the right to unilaterally terminate this agreement.

Agreement that provides us with the option to purchase the equity interest in Beijing Paipairongxin

Restated Option Agreement. Shanghai Guangjian, Beijing Paipairongxin, the shareholders of Beijing Paipairongxin, and Beijing Prosper entered into a restated option agreement in March 2018. According to this agreement, the shareholders of Beijing Paipairongxin have irrevocably granted Shanghai Guangjian or any third party designated by Shanghai Guangjian an exclusive option to purchase all or part of their respective equity interests in Beijing Paipairongxin. The purchase price is equal to the registered capital corresponding to the concerning equity interest. Unless otherwise agreed, the shareholders of Beijing Paipairongxin will immediately transfer the purchase price to Shanghai Guangjian or any third party designated by Shanghai Guangjian after Shanghai Guangjian or any third party designated by Shanghai Guangjian exercises the option. The shareholders of Beijing Paipairongxin agree that without their separate consent, Shanghai Guangjian may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Guangjian or its designated third party, Beijing Paipairongxin may not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business, or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons, make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Beijing Paipairongxin also jointly and severally undertake that they will not transfer, gift, or otherwise dispose of their equity interests in Beijing Paipairongxin to any third party or create or allow any encumbrance on their equity interests within the term of this restated agreement. This restated agreement will remain effective until Shanghai Guangjian has acquired all equity interests of Beijing Paipairongxin from its shareholders.

Contractual Arrangements with Shanghai Zihe and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Manyin, the consolidated variable interest entity, Shanghai Zihe, and the shareholders of Shanghai Zihe.

Agreements that enable us to direct the activities of operation of Shanghai Zihe

Loan Agreement. Shanghai Manyin entered into a loan agreement with each of the shareholders of Shanghai Zihe, namely Mr. Jun Zhang, Mr. Tiezheng Li, Mr. Honghui Hu, and Mr. Shaofeng Gu, who are our co-founders and shareholders, in March 2018. Under the loan agreements, Shanghai Manyin has granted an interest-free loan of RMB100.0 million to the shareholders of Shanghai Zihe solely for their capital contributions to Shanghai Zihe. Upon written notice by Shanghai Manyin, the loan shall be repaid by the shareholders of Shanghai Zihe from the proceeds received by transferring their equity interests in Shanghai Zihe to Shanghai Manyin pursuant to the terms and conditions of the exclusive call option agreement among Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe. If the proceeds received by the shareholders of Shanghai Zihe from such transferring are higher than the principal of the loan, the amount exceeding the principal shall be deemed as a cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Manyin together with the principal. Shanghai Manyin has the right to request repayment of the loan before maturity.

Business Operation Agreement. Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into a business operation agreement on March 21, 2018. Pursuant to this agreement, Shanghai Zihe and its shareholders agree that to the extent permitted by law, they will accept and strictly execute instructions from Shanghai Manyin on business operations, such as the appointment of directors and senior management. Shanghai Zihe and its shareholders further agree that, without the prior written consent of Shanghai Manyin, Shanghai Zihe will not take any action that may have material effects on its assets, businesses, human resources, rights, obligations, or business operations. This agreement also requires each of Shanghai Zihe’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Manyin or any person(s) designated by Shanghai Manyin to execute shareholders’ rights on behalf of such shareholder. Unless terminated in advance pursuant to this agreement, this agreement will remain effective for 30 years, renewable upon advance written notice by Shanghai Manyin.

Power of Attorney. Through a power of attorney dated March 21, 2018, each shareholder of Shanghai Zihe irrevocably authorizes Shanghai Manyin or any person(s) designated by Shanghai Manyin to act as his or her attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Zihe, such as the right to call a shareholders’ meeting, join a shareholders’ meeting, and sign any shareholders’ resolutions; the right to nominate and appoint the legal representative, directors, supervisors, general manager, chief financial officer, and other officers, as well as all rights a shareholder may have as a shareholder under laws and constitutional documents. The power of attorney will remain in force and irrevocable during the term each shareholder remains as a shareholder of Shanghai Zihe.

Equity Pledge Agreement. Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into an equity pledge agreement on March 21, 2018. Pursuant to the equity pledge agreement, each shareholder of Shanghai Zihe has pledged all of his equity interest in Shanghai Zihe to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Zihe of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive call option agreement, and the exclusive technology consulting and service framework agreement. If Shanghai Zihe or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Zihe agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action that may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Manyin. The equity pledge agreement will remain effective until Shanghai Zihe and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents to such discharge in writing. We have completed the registration of the equity pledge with the office of the Administration of Market Regulation in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from Shanghai Zihe

Exclusive Technology Consulting and Service Framework Agreement. Shanghai Manyin and Shanghai Zihe entered into an exclusive technology consulting and service framework agreement on March 21, 2018. Pursuant to this agreement, Shanghai Manyin or its designated party has the exclusive right to provide Shanghai Zihe with technical support, consulting services, and other services. Without prior written consent from Shanghai Manyin, Shanghai Zihe may not accept any technical support and services covered by this agreement from any third party. The service fees that Shanghai Zihe needs to pay to Shanghai Manyin shall be determined on a case-by-case basis based on the content of technology consulting and service, level of difficulty and complexity, time spent by Shanghai Manyin and its employees, the commercial value of the technology consulting and service to be provided by Shanghai Manyin, and the revenue Shanghai Zihe generates due to the technology consulting and service provided by Shanghai Manyin. Shanghai Manyin shall own the intellectual property rights arising out of the provisions of services under this agreement. Unless Shanghai Manyin terminates this agreement in advance, this agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice. Although this agreement can be terminated by mutual agreement between Shanghai Manyin and Shanghai Zihe, Shanghai Zihe has no right to unilaterally terminate this agreement.

Agreement that provides us with the option to purchase the equity interest in Shanghai Zihe

Exclusive Call Option Agreement. Shanghai Manyin, Shanghai Zihe, and the shareholders of Shanghai Zihe entered into an exclusive call option agreement on March 21, 2018. Pursuant to the exclusive call option agreement, the shareholders of Shanghai Zihe have irrevocably granted Shanghai Manyin or any third party designated by Shanghai Manyin an exclusive option to purchase all of their respective equity interests in Shanghai Zihe at the lowest price permitted by the PRC laws. The shareholders of Shanghai Zihe will immediately gift Shanghai Manyin or any third party designated by Shanghai Manyin with the purchase price after Shanghai Manyin or any third party designated by Shanghai Manyin exercises the option. The shareholders of Shanghai Zihe agree that without their separate consent, Shanghai Manyin may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Manyin or its designated third party, Shanghai Zihe may not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business, or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons, or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Shanghai Zihe also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Shanghai Zihe to any third party or create or allow any encumbrance on their equity interests within the term of this agreement. This agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice.

Contractual Arrangements with Shanghai Ledao and Its Shareholders

The following is a summary of the currently effective contractual arrangements by and among our wholly-owned subsidiary, Shanghai Manyin, the consolidated variable interest entity, Shanghai Ledao, and the shareholders of Shanghai Ledao.

Agreements that enable us to direct the activities of operation of Shanghai Ledao

Loan Agreement. Shanghai Manyin entered into a loan agreement with each of the shareholders of Shanghai Ledao, namely Mr. Lizhong Chen and Mr. Yejun Jiang on January 14, 2019, who are family relatives of two of our founders. Under the loan agreements, Shanghai Manyin has granted an interest-free loan of RMB50.0 million to the shareholders of Shanghai Ledao solely for their capital contributions to Shanghai Ledao. Upon written notice by Shanghai Manyin, the loan shall be repaid by the shareholders of Shanghai Ledao from the proceeds received by transferring their equity interests in Shanghai Ledao to Shanghai Manyin pursuant to the terms and conditions of the exclusive call option agreement among Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao. If the proceeds received by the shareholders of Shanghai Ledao from such transferring are higher than the principal of the loan, the amount exceeding the principal shall be deemed as a cost for using the principal and shall be paid, to the extent permitted by laws, to Shanghai Manyin together with the principal. Shanghai Manyin has the right to request repayment of the loan before maturity.

Business Operation Agreement. Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao entered into a business operation agreement on January 14, 2019. Pursuant to this agreement, Shanghai Ledao and its shareholders agree that to the extent permitted by law, they will accept and strictly execute instructions from Shanghai Manyin on business operations, such as the appointment of directors and senior management. Shanghai Ledao and its shareholders further agree that, without the prior written consent of Shanghai Manyin, Shanghai Ledao will not take any action that may have material effects on its assets, businesses, human resources, rights, obligations, or business operations. This agreement also requires each of Shanghai Ledao’s shareholders to issue an irrevocable power of attorney authorizing Shanghai Manyin or any person(s) designated by Shanghai Manyin to execute shareholders’ rights on behalf of such shareholder. Unless terminated in advance pursuant to this agreement, this agreement will remain effective for 30 years, renewable upon advance written notice by Shanghai Manyin.

Power of Attorney. Through a power of attorney dated January 14, 2019, each shareholder of Shanghai Ledao irrevocably authorizes Shanghai Manyin or any person(s) designated by Shanghai Manyin to act as his or her attorney-in-fact to exercise all of such shareholder’s voting and other rights associated with the shareholder’s equity interest in Shanghai Ledao, such as the right to call a shareholders’ meeting, join a shareholders’ meeting and sign any shareholders resolutions; the right to nominate and appoint the legal representative, directors, supervisors, general manager, chief financial officer and other officers, as well as all rights a shareholder may have as a shareholder under laws and constitutional documents. The power of attorney will remain in force and irrevocable during the term each shareholder remains as a shareholder of Shanghai Ledao.

Equity Pledge Agreement. Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao entered into an equity pledge agreement on January 14, 2019. Pursuant to the equity pledge agreement, each shareholder of Shanghai Ledao has pledged all of his equity interest in Shanghai Ledao to Shanghai Manyin to guarantee the performance by such shareholder and Shanghai Ledao of their respective obligations under the loan agreement, the business operation agreement (including the power of attorney), the exclusive call option agreement and the exclusive technology consulting and service framework agreement. If Shanghai Ledao or any of its shareholders breaches any obligations under these agreements, Shanghai Manyin, as pledgee, will be entitled to dispose of the pledged equity and have priority to be compensated by the proceeds from the disposal of the pledged equity. Each of the shareholders of Shanghai Ledao agrees that before his obligations under the contractual arrangements are discharged, he will not dispose of the pledged equity interests, create or allow any encumbrance on the pledged equity interests, or take any action that may result in the change of the pledged equity that may have material adverse effects on the pledgee’s rights under this agreement without the prior written consent of Shanghai Manyin. The equity pledge agreement will remain effective until Shanghai Ledao and its shareholders discharge all their obligations under the contractual arrangements and the pledgee consents to such discharge in writing. We have completed the registration of the equity pledge with the office of the Administration of Market Regulation in accordance with the PRC Property Rights Law.

Agreement that allows us to receive economic benefits from Shanghai Ledao

Exclusive Technology Consulting and Service Framework Agreement. Shanghai Manyin, and Shanghai Ledao entered into an exclusive technology consulting and service framework agreement on January 14, 2019. Pursuant to this agreement, Shanghai Manyin or its designated party has the exclusive right to provide Shanghai Ledao with technical support, consulting services and other services. Without prior written consent from Shanghai Manyin, Shanghai Ledao may not accept any technical support and services covered by this agreement from any third party. The service fees that Shanghai Ledao needs to pay to Shanghai Manyin shall be determined on a case-by-case basis based on the content of technology consulting and service, level of difficulty and complexity, time spent by Shanghai Manyin and its employees, the commercial value of the technology consulting and service to be provided by Shanghai Manyin and the revenue Shanghai Ledao generates due to the technology consulting and service provided by Shanghai Manyin. Shanghai Manyin shall own the intellectual property rights arising out of the provisions of services under this agreement. Unless Shanghai Manyin terminates this agreement in advance, this agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice. Although this agreement can be terminated by mutual agreement between Shanghai Manyin and Shanghai Ledao, Shanghai Ledao has no right to unilaterally terminate this agreement.

Agreement that provides us with the option to purchase the equity interest in Shanghai Ledao

Exclusive Call Option Agreement. Shanghai Manyin, Shanghai Ledao, and the shareholders of Shanghai Ledao entered into an exclusive call option agreement on January 14, 2019. Pursuant to the exclusive call option agreement, the shareholders of Shanghai Ledao have irrevocably granted Shanghai Manyin or any third party designated by Shanghai Manyin an exclusive option to purchase all of their respective equity interests in Shanghai Ledao at the lowest price permitted by the PRC laws. The shareholders of Shanghai Ledao will immediately gift Shanghai Manyin or any third party designated by Shanghai Manyin with the purchase price after Shanghai Manyin or any third party designated by Shanghai Manyin exercises the option. The shareholders of Shanghai Ledao agree that without their separate consent, Shanghai Manyin may transfer all or part of its option under this agreement to a third party. Without prior written consent from Shanghai Manyin or its designated third party, Shanghai Ledao may not, among other things, amend its articles of association, increase or decrease the registered capital, sell, dispose of or set any encumbrance on its assets, business or revenue outside the ordinary course of business, enter into any material contract, merge with any other persons or make any investments, distribute dividends, or enter into any transactions which have material adverse effects on its business. The shareholders of Shanghai Ledao also jointly and severally undertake that they will not transfer, gift or otherwise dispose of their equity interests in Shanghai Ledao to any third party or create or allow any encumbrance on their equity interests within the term of this agreement. This agreement will remain effective for 30 years, renewable upon Shanghai Manyin’s advance written notice.

In the opinion of Hui Ye Law Firm, our PRC counsel:

•	the structures of the consolidated variable interest entities and our WFOEs are in compliance with PRC laws or regulations currently in effect; and

•

the agreements under the contractual arrangements between our WFOEs, the consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

However, as of the date of this annual report, the legality and enforceability of our contractual arrangements, as a whole, have not been tested in any PRC court, and we cannot guarantee you that the contractual arrangements, as a whole, would ultimately be legal or enforceable if they were to be tested in a PRC court.

In addition, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to the above opinion of our PRC counsel. If the PRC government finds that the agreements that establish the structure for the operation of the consolidated variable interest entities do not comply with PRC government restrictions on foreign investment in our business, we could be subject to severe penalties, including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements regarding the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations” and “—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

D.	Property, Plants and Equipment

Our corporate headquarters is located in Shanghai, where we leased office space with an area of approximately 17,033 square meters as of the date of December 31, 2023. For our customer services and loan collection services, we leased an area of approximately 3,948 square meters in Changsha, approximately 5,435 square meters in Hefei, and approximately 1,332 square meters in Zhengzhou. For our operations in the overseas markets, we leased areas of approximately 3,193 square meters in Indonesia and approximately 1,057 square meters in the Philippines. We also leased office space in other places, primarily including Beijing, Hainan, Fujian and Hong Kong in 2023. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from one year to ten years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

In February 2024, we acquired an office building, which we used to lease, of 17,179 square meters, along with the underlying land use rights in Shanghai, to serve as our global headquarters.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations is based upon, and should be read in conjunction with, our audited consolidated financial statements and the related notes included in this annual report on Form 20-F.

This report contains forward-looking statements. See “Forward-Looking Statements” on page 2 of this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report on Form 20-F.

We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

A.	Operating Results

Overview

We are a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines. Launched in 2007, we have been a pioneer in China’s online consumer finance industry. In 2018, we began our business operations in overseas markets, and we are currently serving borrowers in Indonesia and the Philippines. In 2023, we generated 83.0% of our revenues from China and 17.0% of our revenues from the overseas markets.

We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platforms. In 2021, 2022 and 2023, the average principal amount of loans originated on our platform in China was RMB4,982, RMB7,249 and RMB8,318 (US$1,172), respectively, with an average term of 8.4 months, 8.7 months and 8.3 months, respectively. Borrowers come to our platforms for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2021, 2022 and 2023, 80.0%, 86.8% and 87.2% of the total loan origination volume on our platform in China was generated from repeat borrowers who had at least one drawdown before.

We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Our net revenues grew from RMB9.5 billion in 2021 and to RMB11.1 billion in 2022 and further to RMB12.5 billion (US$1.8 billion) in 2023. Our net profit was RMB2.5 billion in 2021, RMB2.3 billion in 2022 and RMB2.4 billion (US$335.7 million) in 2023.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting the online consumer finance industry in the markets where we operate, which include, among other things:

•	overall economic growth;

•	per capita disposable income;

•	fluctuation of interest rates;

•	development of regulatory environment for the online consumer finance industry in the markets where we operate; and

•	growth of mobile internet penetration, including the popularity of smart mobile devices.

Unfavorable changes in any of these general industry conditions could negatively affect demand for our services.

Specific Factors Affecting Our Results of Operations

While our business is exposed to general factors affecting the online consumer finance industry in China and the overseas markets, we believe our results of operations are more directly affected by company specific factors, including the following major factors.

Ability to Maintain and Expand Our Borrower Base in a Cost-effective Manner

Our revenues are dependent on our ability to acquire new borrowers and retain and increase engagement of existing borrowers. We use various means, including mobile app stores, search engine marketing, online advertising and online partnerships, to attract new borrowers. We also establish an offline direct sales team to acquire new borrowers across different cities in China and Indonesia. We consistently seek to improve and optimize user experience to achieve a high level of borrower satisfaction, which helps to attract and retain borrowers. We will also continue to develop new loan products to enhance engagement of our borrowers.

Our results of operations and ability to sustain and increase loan origination volume will depend, in part, on the effectiveness of our sales and marketing efforts. Our sales and marketing expenses were 16.7%, 15.1% and 15.0% of our total operating revenues in 2021, 2022 and 2023, respectively. The decreases in our sales and marketing expenses as a percentage of our total operating revenues in 2022 and 2023 were attributable to the increase in the revenue generated from repeat borrowers. We intend to consistently dedicate significant resources to borrower acquisition and improve the effectiveness of these efforts.

Ability to Maintain and Expand Our Cooperation with Institutional Funding Partners

Our revenues are also dependent on the maintenance and growth of our cooperation with institutional funding partner. As of December 31, 2023, we had cumulatively cooperated with 94 institutional funding partners in China and 7 institutional funding partners in the overseas markets. Going forward, we will continue to retain existing institutional funding partners and attract new institutional funding partners by offering attractive returns and providing enhanced tools to meet their needs.

Maintenance of Effective Risk Management

Our ability to effectively segment borrowers into appropriate risk profiles impacts our ability to attract and retain borrowers and institutional funding partners. We intend to optimize our fraud detection capabilities, improve accuracy of our credit scoring model and enhance our collection effectiveness on a continuing basis through the combination of our big-data analytical capabilities and the increasing amount of data we accumulate through our operations.

For our institutional funding partners, we provide our institutional funding partners with quality assurance commitments for a substantial majority of the loans they have funded. See “Item 4. Information on the Company—B. Business Overview—Quality Assurance Commitments for Our Institutional Funding Partners.” As a result, we are subject to credit risk for such loans. Our ability to accurately estimate loan delinquency rates and our ability to collect delinquent loans have an impact on the amount we need to pay to third-party financing guarantee companies and our institutional funding partners, which have an impact on our consolidated statements of comprehensive income. See “—E. Critical Accounting Estimates—Allowance for Credit Losses,” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.”

Ability to Price Accurately

Our profitability largely depends on our ability to reasonably price the loans facilitated through our platforms. We implement segmented pricing for our standard loan products, which contributed a majority of our revenues in the periods presented in this annual report. Prospective borrowers for our standard loan products are divided into eight segments based on our proprietary credit scoring model: Level I applicants have the lowest risk of default whereas Level VIII loan applicants, whose applications will be rejected, have the highest risk of default. The transaction service fee rate that we collected from borrowers for standard loan products varies depending on their respective credit levels and duration of the underlying loan.

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

In addition, our success to date is largely attributable to our ability to seamlessly integrate the use of technologies into provision of financial services. We have been focusing on leveraging our big-data analytics and machine learning capabilities to increase the automation level of our platforms and optimize our operational efficiency in various aspects. As our business grows, we will continue to invest in strengthening our technology infrastructure, which may result in the increase of our research and development expenses, and origination and servicing expenses.

Ability to Compete Effectively

We compete for both borrowers and institutional funding partners with a variety of players in the consumer finance industry, ranging from traditional financial institutions to emerging online finance providers and marketplaces. We must compete effectively in order to grow our platforms and increase our revenues. We intend to continue to invest in product development, technology infrastructure and our sales and marketing capabilities to address the competition we face.

Loan Performance Data

90 Day+ Delinquency Rate

We define 90 day+ delinquency rate as the balance of the outstanding principal for loans that were 90 to 179 calendar days past due, or for some segments of those loans, as a percentage of the total outstanding balance of principal for the loans on our platforms as of a specific date. Loans that are delinquent for 180 days or more are typically considered charged-off and are not included in the delinquency rate calculation. The following table provides our 90 day+ delinquency rates for outstanding loans on our platform in China as of December 31 of 2021, 2022, and 2023. The 90 day+ delinquency rate as of December 31, 2023 was higher than previous 90 day+ delinquency rates, mainly due to the slower-than-expected recovery of the macro-economy.

As of	90 Day+ Delinquency Rate(1)
December 31, 2021	1.26%
December 31, 2022	1.41%
December 31, 2023	1.93%

Note:

(1)

Since the origination amount of our standard loan products accounted for the vast majority of the total origination amount of loans facilitated on our platform in China in the past three years, the 90 day+ delinquency rate in this table mainly reflects the performance of our standard loan products in China.

Delinquency Rate by Vintage

We refer to loans facilitated during a specified time period as a vintage. We define vintage delinquency rate as (i) the total amount of principal for all the loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and then divided by (iii) the total amount of initial principal for all loans in such vintage. For purpose of this annual report, loans facilitated during a specified time period are referred to as a vintage. Loans that have been considered charged-off are included in the calculation of vintage delinquency rates.

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all continuing loan products facilitated through our online platform in China.

Notes:

(1)

Our vintage delinquency rate for loans facilitated during 2021 was 2.34%, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(2)

Our vintage delinquency rate for loans facilitated during 2022 was 2.35%, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3)

As of December 31, 2023, our vintage delinquency rate for loans facilitated during the first three quarters was 1.56%, calculated as the volume weighted average of the quarterly vintage delinquency rates as of December 31, 2023. As loans facilitated during 2021 continue to age, the delinquency rate for the 2023 vintage, calculated as the volume weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage, may be different from the vintage delinquency rate of 1.56% as of December 31, 2023.

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

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentages)
Operating revenues:
Loan facilitation service fees	3,794,182	40.1	4,430,778	39.8	4,520,504	636,700	36.0
Post-facilitation service fees	1,309,565	13.8	1,929,913	17.3	1,969,705	277,427	15.7
Guarantee income	2,593,512	27.4	3,064,440	27.5	4,478,995	630,853	35.7
Net interest income	1,216,170	12.8	1,174,204	10.5	1,049,379	147,802	8.4
Other revenue	556,699	5.9	534,868	4.9	528,862	74,489	4.2

Net revenues	9,470,128	100.0	11,134,203	100.0	12,547,445	1,767,271	100.0
Operating expenses:
Origination, servicing expenses and other cost of revenue	(1,834,453)	(19.4)	(2,038,587)	(18.3)	(2,111,515)	(297,401)	(16.9)
Origination, servicing expenses and other cost of revenue-related party	(7,503)	(0.1)	(37)	(0.0)	—	—	—
Sales and marketing expenses	(1,584,233)	(16.7)	(1,685,022)	(15.1)	(1,887,442)	(265,841)	(15.0)
General and administrative expenses	(518,245)	(5.5)	(401,731)	(3.6)	(390,022)	(54,933)	(3.1)
Research and development expenses	(434,850)	(4.6)	(491,484)	(4.4)	(510,986)	(71,971)	(4.1)
Credit losses for quality assurance commitment	(1,963,609)	(20.7)	(3,195,220)	(28.7)	(4,422,802)	(622,939)	(35.2)
Provision for loans receivable	(374,243)	(4.0)	(415,902)	(3.7)	(586,843)	(82,655)	(4.7)
Provision for accounts receivable and contract assets	(139,226)	(1.5)	(390,882)	(3.6)	(253,948)	(35,768)	(2.0)

Total operating expenses	(6,856,362)	(72.4)	(8,618,865)	(77.4)	(10,163,558)	(1,431,508)	(81.0)

Other income	122,368	1.3	220,693	2.0	394,698	55,592	3.1

Profit before income tax expenses	2,736,134	29.0	2,736,031	24.6	2,778,585	391,355	22.1

Income tax expenses	(240,818)	(2.5)	(454,775)	(4.1)	(395,100)	(55,649)	(3.1)

Net profit	2,495,316	26.3	2,281,256	20.5	2,383,485	335,706	19.0

Revenues

Our operating revenues include loan facilitation service fees, post-facilitation service fees, guarantee income, net interest income, and other revenues. We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans.

Typically, we provided quality assurance service, loan facilitation services and post-facilitation services to the borrowers and institutional funding partners. The quality assurance service is within the scope of Accounting Standards Codification Topic 460 Guarantees and recorded at fair value at the inception of the loans. For loan facilitation services and post-facilitation services we provide, we charged one combined transaction service fee for its delivery of loan facilitation services and post-facilitation services, each of which are distinct performance obligations. We estimate the total consideration to be received over the life of the underlying loan by modeling early termination scenarios. The average rate of transaction service fees, which is computed by dividing the total amount of transaction service fees we received during the period by the total volume of loans originated on our platforms during the same period, was 4.2% in 2021, 3.7% in 2022, and 3.1% in 2023. The decreases in the average rate of transaction service fees were primarily attributable to the decreases in interest rates for borrowers.

Loan facilitation service fees

For each loan facilitated on our platforms, we collect transaction service fees and allocate such fees between loan facilitation services and post-facilitation services that we provide. Loan facilitation service fees are the portion of transaction service fees collected for the work we perform through our platforms in connecting borrowers with institutional funding partners and facilitating the origination of loan transactions.

2023 Compared to 2022. Loan facilitation service fees increased by 2.0% from RMB4,430.8 million in 2022 to RMB4,520.5 million (US$636.7 million) in 2023, primarily due to the increase in loan origination volume, partially offset by the decrease in the average rate of transaction service fees. The loan origination volume increased from approximately RMB175.4 billion in 2022 to RMB194.3 billion (US$27.4 billion) in 2023. The increase in the loan origination volume was primarily driven by the increase in loan origination volume generated from repeat borrowers. The loan origination volume generated from repeat borrowers, who had at least one drawdown before, as a percentage of the total loan origination volume facilitated on our platform in China increased from 86.8% in 2022 to 87.2% in 2023.

2022 Compared to 2021. Loan facilitation service fees increased by 16.8% from RMB3,794.2 million in 2021 to RMB4,430.8 million in 2022, primarily due to the increase in loan origination volume, partially offset by the decrease in the average rate of transaction service fees. The loan origination volume increased from approximately RMB137.4 billion in 2021 to RMB175.4 billion in 2022. The increase in the loan origination volume was primarily driven by the increase in loan origination volume generated from repeat borrowers. The loan origination volume generated from repeat borrowers, who had at least one drawdown before, as a percentage of the total loan origination volume facilitated on our platform in China increased from 80.0% in 2021 to 86.8% in 2022.

Post-facilitation service fees

Post-facilitation service fees are the portion of transaction service fees collected for services we provide after loan origination, such as repayment facilitation and loan collection.

2023 Compared to 2022. Post-facilitation service fees increased by 2.1% from RMB1,929.9 million in 2022 to RMB1,969.7 million (US$277.4 million) in 2023, primarily due to the increase in the outstanding loans facilitated by the company and the rolling impact of deferred transaction fees, partially offset by the decrease in the average rate of transaction service fees.

2022 Compared to 2021. Post-facilitation service fees increased by 47.4% from RMB1,309.6 million in 2021 to RMB1,929.9 million in 2022, primarily due to primarily due to the increase in the outstanding loans facilitated by the company and the rolling impact of deferred transaction fees.

Guarantee income

Liabilities of quality assurance commitment are released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

2023 Compared to 2022. Our guarantee income increased by 46.2% from RMB3,064.4 million in 2022 to RMB4,479.0 million (US$630.9 million) in 2023, primarily due to the increased outstanding loan balance of the off-balance sheet loans, the higher guarantee rates and the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

2022 Compared to 2021. Our guarantee income increased by 18.2% from RMB2,593.5 million in 2021 to RMB3,064.4 million in 2022, primarily due to the increased outstanding loan balance of the off-balance sheet loans, partially offset by the improvement of asset quality. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment. As we transitioned our business towards the better-quality borrowers, the fair value of quality assurance commitment upon loan origination decreased due to the better asset quality.

Net interest income

The following table sets forth the composition of the interest income recorded in the consolidated statement of comprehensive income related to the loans originated on our platforms for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	(RMB in thousands)
Interest income from loans originated through micro-lending company (1)	79,029	58,114	59,420
Interest income from loans originated in the overseas markets (1)	803,910	691,156	782,379
Interest income from loans originated under the trust arrangements(2)	407,077	571,240	260,694

Total interest income	1,290,016	1,320,510	1,102,493

Notes:

(1)	Typically, for loans originated through micro-lending company and in the overseas markets, these loans are funded by us with no interest bearing liabilities.
(2)	The interest income from loans originated under the overseas trust arrangements was RMB22,381, RMB22,576 and nil for the year ended December 31, 2021, 2022, and 2023, respectively.

The following table sets forth the average balances and interest rates of the interest-earning asset and interest-bearing liability under the trust arrangements for the periods presented:

	Average balance	Interest income/ expense	Yield/ rate	Average balance	Interest income/ expense	Yield/ rate	Average balance	Interest income/ expense	Yield/ rate
		2021			2022			2023
	(RMB in thousands)
Interest-earning Assets
Loans receivable from consolidated trusts(1)	1,306,889	407,077	31.1%	2,047,322	571,240	27.9%	967,289	260,694	27.0%
Interest-bearing liabilities
Funds payable to investors of consolidated trusts(1)	1,073,133	73,846	6.9%	2,057,290	146,306	7.1%	894,481	53,114	5.9%
The net yield on interest-earning assets			25.5%			20.8%			21.5%

Note:

(1)

The average balance of loans receivable from the overseas consolidated trusts was RMB50,888, RMB63,071 and nil for the year ended December 31, 2021, 2022, and 2023, respectively. The average funds payable to investors of the overseas consolidated trusts was RMB 83,525, RMB56,152 and nil for the year ended December 31, 2021, 2022, and 2023, respectively.

In 2023, we recorded interest income of RMB1,102.5 million (US$155.3 million) and interest expenses of RMB53.1 million (US$7.5 million), compared to interest income of RMB1,320.5 million and interest expenses of RMB146.3 million in 2022. In 2021, we recorded interest income of RMB1,290.0 million and interest expenses of RMB73.8 million.

Our interest income and interest expenses in 2021, 2022 and 2023 were related to loans originated in the overseas markets and the trusts we set up in collaboration with trust management companies. In order to provide more flexibility and access a broader range of investors, we have collaborated with third-party trust management companies to set up numerous trusts. Those trusts are administered by third-party trust management companies. We are considered the primary beneficiary of those trusts and therefore consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP.

Other revenue

Other revenue mainly includes customer referral fees and revenue generated from new businesses.

2023 Compared to 2022. Other revenue decreased by 1.1% from RMB534.9 million in 2022 to RMB528.9 million (US$74.5 million) in 2023, primarily due to the disposal of a pilot run.

2022 Compared to 2021. Other revenue decreased by 3.9% from RMB556.7 million in 2021 to RMB534.9 million in 2022, primarily due to the decrease in the customer referral fees from other third-party platforms.

Operating Expenses

Our operating expenses consist of origination and servicing expenses, sales and marketing expenses, general and administrative expenses, research and development expenses, credit losses for quality assurance commitment, provision for loans receivable, and provision for accounts receivable and contract assets.

Origination, servicing expenses and other cost of revenue

Origination, servicing expenses and other cost of revenue consist primarily of expenses for credit assessment, loan origination, salaries and benefits for the personnel who work on credit checking, data processing and analysis, loan origination, customer service, loan collection and other cost of revenue.

2023 Compared to 2022. Our origination, servicing expenses and other cost of revenue increased by 3.6% from RMB2,038.6 million in 2022 to RMB2,111.5 million (US$297.4 million) in 2023, primarily due to the increase in the facilitation costs and the loan collection expenses as a result of the higher transaction volume. Origination, servicing expenses and other cost of revenue for the period included share-based compensation of RMB33.8 million (US$4.8 million).

2022 Compared to 2021. Our origination, servicing expenses and other cost of revenue increased by 11.1% from RMB1,834.5 million in 2021 to RMB2,038.6 million in 2022, primarily due to the increase in expenditures for employee benefits. Origination, servicing expenses and other cost of revenue for the period included share-based compensation of RMB26.7 million.

Origination, servicing expenses and other cost of revenue-related party

Origination, servicing expenses and other cost of revenue-related party consists of expenses for data collection service provided by PPcredit Data Service (Shanghai) Co., Ltd., which we refer to as PPcredit, for its data collection services. PPcredit is a related party controlled by our founders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with PPcredit.”

2023 Compared to 2022. Our origination, servicing expenses and other cost of revenue-related party were nil in 2023, compared to RMB37 thousand in 2022, primarily due to the termination of collection service provided by the related party.

2022 Compared to 2021. Our origination, servicing expenses and other cost of revenue-related party decreased by 99.5% from RMB7.5 million in 2021 to RMB37 thousand in 2022, primarily due to the decreased data collection service from the related party.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses.

2023 Compared to 2022. Our sales and marketing expenses increased by 12.0% from RMB1,685.0 million in 2022 to RMB1,887.4 million (US$265.8 million) in 2023, primarily due to the increase in online customer acquisition expenses from RMB1,605.5 million in 2022 to RMB1,871.4 million (US$263.6 million) in 2023. Our online customer acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in expenses associated with online customer acquisition was primarily due to our proactive customer acquisition efforts focusing on higher-quality borrowers in both China and the overseas markets. Our sales and marketing expenses as a percentage of our total operating revenues slightly decreased from 15.1% to 15.0% during the same period, primarily attributable to the increase in the revenue generated from repeat borrowers.

2022 Compared to 2021. Our sales and marketing expenses increased by 6.4% from RMB1,584.2 million in 2021 to RMB1,685.0 million in 2022, primarily due to the increase in online customer acquisition expenses from RMB1,377.8 million in 2021 to RMB1,605.5 million in 2022. Our online customer acquisition expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in expenses associated with online customer acquisition was primarily due to our proactive customer acquisition efforts focusing on higher-quality borrowers in both China and the overseas markets. Our sales and marketing expenses as a percentage of our total operating revenues decreased from 16.7% to 15.1% during the same period, primarily attributable to the increase in the revenue generated from repeat borrowers. Sales and marketing expenses for the period included share-based compensation of RMB1.6 million.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses.

2023 Compared to 2022. Our general and administrative expenses decreased by 2.9% from RMB401.7 million in 2022 to RMB390.0 million (US$54.9 million) in 2023, primarily due to the improved operation efficiency. General and administrative expenses in 2023 included share-based compensation of RMB46.6 million (US$6.6 million). Our general and administrative expenses as a percentage of our total operating revenues decreased from 3.6% to 3.1% during the same period, primarily because of the improved operation efficiency.

2022 Compared to 2021. Our general and administrative expenses decreased by 22.5% from RMB518.2 million in 2021 to RMB401.7 million in 2022, primarily due to the improved operation efficiency. General and administrative expenses in 2022 included share-based compensation of RMB34.2 million. Our general and administrative expenses as a percentage of our total operating revenues decreased from 5.5% to 3.6% during the same period, primarily because of the improved operation efficiency.

Research and development expenses

2023 Compared to 2022. Research and development expenses increased by 4.0% from RMB491.5 million in 2022 to RMB511.0 million (US$72.0 million) in 2023 as we continued investing in our technology capabilities in 2023. Our research and development expenses in 2023 included the share-based compensation expenses of RMB36.1 million (US$5.1 million). Our research and development expenses as a percentage of our total operating revenues decreased from 4.4% to 4.1%.

2022 Compared to 2021. Research and development expenses increased by 13.0% from RMB434.9 million in 2021 to RMB491.5 million in 2022, as we continued investing in our technology capabilities in 2022. Our research and development expenses in 2022 included the share-based compensation expenses of RMB26.5 million. Our research and development expenses as a percentage of our total operating revenues decreased from 4.6% to 4.4%.

Credit losses for quality assurance commitment

Credit losses for quality assurance commitment was accounted for in addition to and separately from the guarantee liabilities accounted for under the Accounting Standards Codification 460.

2023 Compared to 2022. Credit losses for quality assurance commitment increased by 38.4% from RMB3,195.2 million in 2022 to RMB4,422.8 million (US$622.9 million) in 2023, primarily due to the increases in the loan origination volume, the outstanding loan balance and the delinquency rates.

2022 Compared to 2021. Credit losses for quality assurance commitment increased by 62.7% from RMB1,963.6 million in 2021 to RMB3,195.2 million in 2022, primarily due to the increases in the loan origination volume and the outstanding loan balance.

Provision for loans receivable

2023 Compared to 2022. Our provision for loans receivables increased by 41.1% to RMB586.8 million (US$82.7 million) in 2023 from RMB415.9 million in 2022, primarily due to the increase in the loan origination volume in our overseas markets.

2022 Compared to 2021. Our provision for loans receivables increased by 11.1% from RMB374.2 million in 2021 to RMB415.9 million in 2022, primarily due to the increase in the loan origination volume and the outstanding loan balance of on-balance sheet loans.

Provision for accounts receivable and contract assets

2023 Compared to 2022. Our provision for accounts receivable and contract assets decreased by 35.0% from RMB390.9 million in 2022 to RMB253.9 million (US$35.8 million) in 2023, primarily due to the decrease in provision from other third-party platforms.

2022 Compared to 2021. Our provision for accounts receivable and contract assets increased by 180.8% from RMB139.2 million in 2021 to RMB390.9 million in 2022, primarily due to the increase in the loan origination volume and the outstanding loan balance of off-balance sheet loans.

Other Income

2023 Compared to 2022. We recorded other income of RMB394.7 million (US$55.6 million) in 2023 compared to RMB220.7 million in 2022, primarily due to other income of RMB164.9 million (US$23.2 million) from government subsidies and investment income from financial assets held for trading.

2022 Compared to 2021. We recorded other income of RMB220.7 million in 2022 compared to RMB122.4 million in 2021, primarily due to other income of RMB224.8 million from government subsidies and investment income from financial assets held for trading.

Income Tax Expenses

2023 Compared to 2022. Our income tax expenses decreased from RMB454.8 million in 2022 to RMB395.1 million (US$55.6 million) in 2023, primarily due to a decrease in our effective tax rate.

2022 Compared to 2021. Our income tax expenses increased from RMB240.8 million in 2021 to RMB454.8 million in 2022, primarily due to the tax credit derived from the change in preferential tax rate for certain qualified subsidiaries in the same period of 2021.

Net Profit

As a result of the foregoing, our net profit was RMB2.5 billion in 2021, RMB2.3 billion in 2022 and RMB2.4 billion (US$335.7 million) in 2023.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profit tax at a rate of 16.5%. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our PRC subsidiaries, consolidated variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by governmental authorities every three years. Besides, a company qualified as a “software enterprise” is entitled to an exemption of income tax for the first two fiscal years and a favorable tax rate of 12.5% from the third to the fifth year. Such qualification is reassessed by governmental authorities annually. In 2023, one of our PRC subsidiaries was recognized as a “software enterprise” and is entitled to a preferential income tax rate of 12.5% from 2022 to 2024. In 2023, one of our PRC subsidiaries was recognized as “Hainan encouraged industrial enterprise” and was entitled to a preferential income tax rate of 15%.

We are subject to value added tax at a rate of 6% on the services we provide to borrowers and institutional funding partners, less any deductible value added tax we have already paid or borne. We are also subject to surcharges on value added tax payments in accordance with PRC law. Value added tax has been phased in since May 2012 to replace the business tax that was previously applicable to the services we provide. During the periods presented, we were not subject to business tax on the services we provide.

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the Enterprise Income Tax Law of the PRC, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2021, 2022 and 2023. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The following selected consolidated balance sheet as of December 31, 2021 are derived from our audited consolidated balance sheet as of December 31, 2021 not included in this annual report.

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(RMB in thousands)
Assets:
Cash and cash equivalents	4,418,127	3,636,380	4,969,319	699,914
Restricted cash	4,073,414	2,842,707	1,800,071	253,535
Short-term investments	1,204,901	3,427,020	2,960,821	417,023
Quality assurance receivable, net of credit loss allowance for quality assurance receivable	931,798	1,669,855	1,755,615	247,273
Investments	971,117	1,084,084	1,135,133	159,880
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets	1,890,846	2,217,445	2,208,538	311,066
Total assets	18,138,551	21,382,911	21,293,673	2,999,150
Liabilities and shareholders’ equity
Liabilities:
Deferred guarantee income	1,089,503	1,805,164	1,882,036	265,079
Liability from quality assurance commitment	3,188,561	3,555,618	3,306,132	465,659
Funds payable to investors of consolidated trusts	1,795,640	1,845,210	436,352	61,459
Total liabilities	7,428,941	8,938,422	7,422,775	1,045,477

Total shareholders’ equity	10,709,610	12,444,489	13,870,898	1,953,673

Cash and Cash Equivalents

Our cash and cash equivalents decreased by 17.7% from RMB4.4 billion as of December 31, 2021 to RMB3.6 billion as of December 31, 2022, primarily due to the purchase of wealth management products in 2022.

Our cash and cash equivalents increased by 36.7% from RMB3.6 billion as of December 31, 2022 to RMB5.0 billion (US$699.9 million) as of December 31, 2023, primarily due to the maturity of some wealth management products we purchased in the past, partially offset by the capital expenditure primarily used for the purchase of our headquarters building in Shanghai.

Restricted Cash

Restricted cash mainly included cash under the quality assurance commitment and in the quality assurance fund, cash received from investors and borrowers that has yet to be disbursed, cash received via consolidated trust that has not been distributed, cash held in escrow accounts, and cash received from borrower to be distributed to funding partners. The following table sets forth a breakdown of our restricted cash as of December 31, 2021, 2022 and 2023:

	As of December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	2,042,084	1,394,870	342,163	48,193
Cash received from investors and borrowers	81,150	78,766	78,766	11,094
Cash received via consolidated trust that has not yet been distributed	341,397	449,337	265,924	37,455
Escrow accounts	1,281,869	558,520	608,185	85,661
Cash received from borrower to be distributed to funding partners	326,914	361,214	415,033	58,456
Cash held in capital escrow account as paid-in capital	—	—	90,000	12,676

Total restricted cash	4,073,414	2,842,707	1,800,071	253,535

Restricted cash decreased by 30.2% from RMB4.1 billion as of December 31, 2021 to RMB2.8 billion as of December 31, 2022, primarily due to (i) a decrease of RMB723.3 million in escrow accounts due to decreased guarantee amount for our financing guarantee, and (ii) a decrease of RMB647.2 million in cash in quality assurance commitment and quality assurance fund due to the increase in short-term investments in 2022, which was offset by (i) an increase of RMB107.9 million in cash received via consolidated trusts that has not yet been distributed due to the increase in the outstanding loan balances of consolidated trusts and (ii) an increase of RMB34.3 million in cash received from borrower to be distributed to funding partners due to a settlement time lag.

Restricted cash decreased by 36.7% from RMB2.8 billion as of December 31, 2022 to RMB1.8 billion (US$253.5 million) as of December 31, 2023, primarily due to (i) a decrease of RMB1.1 billion in cash in quality assurance commitment and quality assurance fund due to the settlement under our quality assurance commitment in 2023, and (ii) an decrease of RMB183.4 million in cash received via consolidated trusts that has not yet been distributed due to the decreases in the loan origination volume and the outstanding loan balances of consolidated trusts, partially offset by (i) an increase of RMB90.0 million in cash held in capital escrow account as paid-in capital, (ii) an increase of RMB53.8 million in cash received from borrower to be distributed to funding partners due to the settlement time lag, and (iii) an increase of RMB49.7 million in escrow accounts due to the increased guarantee amount for our financing guarantee.

Short-term Investments

Short-term investments mainly consist of investments in time deposits placed with banks with original maturities between three months and one year and investments in short-term wealth management products.

Our short-term investments increased by 184.4% from RMB1,204.9 million as of December 31, 2021 to RMB3,427.0 million as of December 31, 2022, primarily due to the purchase of wealth management products in 2022.

Our short-term investments decreased by 13.6% from RMB3,427.0 million as of December 31, 2022 to RMB2,960.8 million (US$417.0 million) as of December 31, 2023, primarily due to the maturity of some wealth management products we purchased in the past.

Quality Assurance Receivable

Quality assurance receivable increased by 79.2% from RMB0.9 billion as of December 31, 2021 to RMB1.7 billion as of December 31, 2022, primarily due to the increases in the loan origination volume.

Quality assurance receivable increased by 5.1% from RMB1.7 billion as of December 31, 2022 to RMB1.8 billion (US$247.3 million) as of December 31, 2023, primarily due to the increases in the loan origination volume.

Accounts Receivable and Contract Assets and Related Provision

Accounts receivable and contract assets primarily consists of transaction service fees for facilitation and post facilitation services. Provision for credit loss allowance mainly consist of provision for accounts receivable and contract assets for loan facilitation and post facilitation services.

Accounts receivable and contract assets increased by 26.7% to RMB2.7 billion as of December 31, 2022 from RMB2.1 billion as of December 31, 2021, mainly due to the increase in the loan origination volume. Provision for credit loss allowance increased from RMB250.7 million as of December 31, 2021 to RMB496.9 million as of December 31, 2022, mainly due to the increase in the loan origination volume in 2022.

Accounts receivable and contract assets decreased by 7.2% to RMB2.5 billion (US$354.8 million) as of December 31, 2023 from RMB2.7 billion as of December 31, 2022, mainly due to the lower average rate of transaction fees in 2023. Provision for credit loss allowance decreased from RMB496.9 million as of December 31, 2022 to RMB 310.4 million (US$43.7 million) as of December 31, 2023, mainly due to the reversal of impairment loss related to certain counterparties from prior years.

Deferred Guarantee Income

Deferred guarantee income was RMB1.8 billion as of December 31, 2022 compared to RMB1.1 billion as of December 31, 2021, primarily due to the increase in the loan origination volume.

Deferred guarantee income was RMB1.9 billion (US$265.1 million) as of December 31, 2023 compared to RMB1.8 billion as of December 31, 2022, primarily due to the increase in the outstanding loan balance covered by our quality assurance commitment.

Liability from Quality Assurance Commitment

Liability from quality assurance commitment increased to RMB3.6 billion as of December 31, 2022 from RMB3.2 billion as of December 31, 2021, primarily due to a 33.8% increase in the outstanding loan balance, partially offset by the improved delinquency rates.

Liability from quality assurance commitment decreased to RMB3.3 billion (US$465.7 million) as of December 31, 2023 from RMB3.6 billion as of December 31, 2022, primarily due to the higher payment of quality assurance commitment.

Funds Payable to Investors of Consolidated Trusts

Funds payable to investors of consolidated trusts were RMB1.8 billion as of December 31, 2022, which remained stable compared to RMB1.8 billion as of December 31, 2021.

Funds payable to investors of consolidated trusts decreased to RMB436.4 million (US$61.5 million) as of December 31, 2023 from RMB1.8 billion as of December 31, 2022, primarily due to the decrease in the loan origination volume of trust products and the early repayment of trust products in the fourth quarter of 2023.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements on page F-37 for details on recent accounting pronouncements and our adoption of certain accounting rules.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities. As of December 31, 2021, 2022 and 2023, we had RMB4.4 billion, RMB3.6 billion and RMB5.0 billion (US$699.9 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and short-term bank demand deposits. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of the consolidated variable interest entities and their subsidiaries, we only have access to the assets or earnings of the consolidated variable interest entities and their subsidiaries through our contractual arrangements with the consolidated variable interest entities and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” The overwhelming majority of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.”

The following table sets forth a summary of our cash flows for the periods presented:

	2021	2022	2023
	RMB	RMB	RMB	US$

	(RMB in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	630,227	268,833	1,413,423	199,076
Net cash provided by (used in) investing activities	1,994,845	(1,553,228)	1,413,490	199,086
Net cash used in financing activities	(239,800)	(795,856)	(2,559,051)	(360,435)
Net increase in cash, cash equivalents and restricted cash	2,375,140	(2,012,454)	290,303	40,889
Cash, cash equivalents and restricted cash at beginning of year	6,116,401	8,491,541	6,479,087	912,560
Cash, cash equivalents and restricted cash at end of year	8,491,541	6,479,087	6,769,390	953,449

Operating Activities

Net cash provided by operating activities was RMB1.4 billion (US$199.1 million) in 2023, increased from RMB268.8 million in 2022. In 2023, the difference between our net cash provided by operating activities and our net profit of RMB2.4 billion (US$335.7 million) resulted mainly from a net gain from investment in loans of RMB1.0 billion (US$147.8 million), an increase in deferred tax assets of RMB705.0 million (US$99.3 million), an increase in quality assurance fund receivable of RMB440.1 million (US$62.0 million), a provision for loans receivable of RMB586.8 million (US$82.7 million), a provision for quality assurance receivable of RMB354.4 million (US$49.9 million), and a provision for accounts receivable and contract assets of RMB253.9 million (US$35.8 million). The gain from investment in loans was primarily due to the interest income from the loans originated in the overseas markets and the interest income from the loans held by consolidated trusts. The increase in deferred tax assets was primarily due to the increase in the deferred revenue. The increase in quality assurance receivable was primarily due to the increases in the loan origination volume. The provision for loans receivable was primarily due to the recognition of the life time credit losses. The provision for quality assurance receivable was primarily due to the recognition of the life time credit losses. The provision for accounts receivable and contract assets was primarily due to the recognition of the life time credit losses.

Net cash provided by operating activities was RMB268.8 million in 2022, decreased from RMB630.2 million in 2021. The decrease was primarily attributable to the increase of security deposits requested by certain institutional funding partners due to the increase of loan origination volume. In 2022, the difference between our net cash provided by operating activities and our net profit of RMB2.3 billion resulted mainly from a net gain from investment in loans of RMB1.2 billion, an increase in prepaid expenses and other assets of RMB1.2 billion, an increase in quality assurance receivable of RMB914.4 million, an increase in deferred guarantee income of RMB715.7 million, an increase in accounts receivable and contract assets of RMB717.5 million, and a provision for loans receivable of RMB415.9 million. The gain from investment in loans was primarily due to the interest income from loans originated in the overseas markets and the interest income from loans held by consolidated trusts. The increase in prepaid expenses and other assets was primarily due to increased amount of deposits required by institutional funding partners as a result of the increase in outstanding loan balance. The increase in quality assurance receivable was primarily due to the increases in the loan origination volume. The increase in the deferred guarantee income was primarily due to the increases in the loan origination volume. The increase in accounts receivable and contract assets was primarily due to the increase in the loan origination volume. The provision for loans receivable was primarily due to the recognition of the life time credit losses.

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

Investing Activities

Net cash provided by investing activities was RMB1.4 billion (US$199.1 million) in 2023, which was mainly attributable to proceeds from short-term investments in an amount of RMB12.4 billion (US$1.8 billion) from maturity of time deposits and wealth management products, and proceeds from investment in loans originated and held by us in an amount of RMB7.3 billion (US$1.0 billion), partially offset by purchase of short-term investments (mainly time deposits and wealth management products) in an amount of RMB11.9 billion (US$1.7 billion) and cash paid for investment in loans originated and held by us in an amount of RMB5.8 billion (US$821.0 million).

Net cash used in investing activities was RMB1.6 billion in 2022, which was mainly attributable to cash paid for purchase of short-term investments (mainly time deposits and wealth management products) in an amount of RMB17.1 billion, and cash paid for investment in loans originated and held by us in an amount of RMB10.1 billion, partially offset by proceeds from short-term investments in an amount of RMB15.0 billion from maturity of time deposits and wealth management products, and proceeds from investment in loans originated and held by us in an amount of RMB10.8 billion.

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

Financing Activities

Net cash used in financing activities was RMB2.6 billion (US$360.4 million) in 2023, which was mainly attributable to cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB2.7 billion (US$385.3 million), repurchase of our ADSs in an amount of RMB694.5 million (US$97.8 million), and dividends payout in amount of RMB430.4 million (US$60.6 million), partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.3 billion (US$179.3 million).

Net cash used in financing activities was RMB795.9 million in 2022, which was mainly attributable to cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.4 billion, dividends payout in amount of RMB372.5 million, and repurchase of our ADSs in an amount of RMB340.8 million, partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.3 billion.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and operating lease obligations.

We made capital expenditures of RMB55.3 million, RMB52.8 million and RMB538.1 million (US$75.8 million) in 2021, 2022 and 2023, respectively. In 2023, our capital expenditures were mainly used for purchases of headquarter building in Shanghai. We expect our capital expenditures for 2024 to be approximately RMB62.2 million (US$8.8 million), primarily due to the optimization of server units and IT infrastructure. Our operating lease obligations relate to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. We made payment of RMB43.5 million (US$6.1 million) in 2023. We expect our non-cancelable payment for 2024 to be approximately RMB20.2 million (US$2.8 million).

The following table sets forth our contractual obligations as of December 31, 2023:

	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)

	(in thousands)
Non-cancellable operating leases	37,726	5,314	20,232	2,850	16,496	2,323	998	141	—	—

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

Holding Company Structure

FinVolution Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, three consolidated variable interest entities and their subsidiaries in China. As a result, FinVolution Group’s ability to continue paying dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries are not able to pay dividends out of China until they generate accumulated profits and meet the requirements for statutory reserve funds. In 2020, Shanghai Guangjian, one of our PRC subsidiaries, had paid dividends of RMB79.5 million out of China.

C.	Research and Development, Patents, and Licenses, etc.

See “Item 4. Information On the Company—B. Business Overview—Technology” and “Item 4. Information On the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Revenue Recognition

Nature of estimate: We operate an online consumer finance platform that matches borrowers with institutional funding partners. Typically, we provided quality assurance service, loan facilitation services and post-facilitation services to the borrowers and institutional funding partners. The quality assurance service is within the scope of the Accounting Standards Codification Topic 460 Guarantees and recorded at fair value at the inception of the loans. For loan facilitation services and post-facilitation services we provide, we charged one combined transaction service fee, each of which we have assessed and concluded that they were distinct performance obligations.

Assumptions: The combined transaction price was allocated to loan facilitation and post-facilitation services based on their standalone selling price. We did not have an observable standalone selling price for the loan facilitation or post-facilitation services because we did not provide such services on a standalone basis in similar circumstances to similar customers, and because there was no directly observable standalone selling price that was reasonably available for similar services in the market. As a result, we used an expected “cost plus margin” approach to estimate the standalone selling prices. As part of the expected “cost plus margin” model, we made certain assumptions including estimates of the cost of providing the services, plus a reasonable profit margin. When our estimates of the standalone selling prices for loan facilitation service as a percentage of total consideration increased/decreased by 100 basis points while holding all other estimates constant, our loan facilitation service revenue would increase/decrease by approximately RMB22 million. Our estimate of the key assumptions related to revenue recognition did not change significantly throughout the periods presented.

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

Assumptions: The credit losses related to these financial assets and liabilities are estimated mainly based on historical default experience, known or inherit risks in the portfolio, current economic conditions, and macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The estimate of expected credit losses is sensitive to our assumptions in these factors. When change in one of our estimates or a combined effect of changes of multiple estimates, which results in a 100 basis points increase/decrease in our default rate while holding all other estimates constant, there would be approximately RMB1,947 million pre-tax impact to our consolidated results of operations. Our estimate of the key assumptions related to credit losses did not change significantly throughout the periods presented.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaofeng Gu	45	Chairman of the Board and Chief Innovation Officer
Tiezheng Li	39	Vice Chairman of the Board and Chief Executive Officer
Jun Zhang	46	Director
Honghui Hu	46	Director
Simon Tak Leung Ho	50	Director
Jimmy Y. Lai	67	Independent Director
Bing Xiang	61	Independent Director
Pingping Chen	40	President and Chief Compliance Officer
Jiayuan Xu	43	Chief Financial Officer
Yuxiang Wang	44	Chief Operating Officer and Chief Technology Officer

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

Mr. Tiezheng Li is one of our four co-founders and has been serving as our chief executive officer since March 2023, vice chairman of the board since September 2018, and director since March 2015. Mr. Li also served as our president from May 2020 to March 2024, our chief strategy officer from July 2017 to April 2020, our chief operating officer from April 2015 to July 2017 and our chief risk officer from January 2011 to April 2015. Prior to founding our company, Mr. Li served as a risk manager at China Minsheng Banking Corporation Limited from 2006 to 2011. Mr. Li received his bachelor’s degree in civil engineering from Shanghai Jiaotong University in China and FMBA degree from China Europe International Business School in China.

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

Ms. Pingping Chen has been serving as our president and chief compliance officer since March 2024, maintaining her existing responsibilities across legal, compliance, human resources, and internal controls, which she has held since 2019. Ms. Chen was the chief executive officer of Pai Pai Xin, from 2016 to 2018. Prior to that, she held the position of vice president of our company, overseeing the legal, compliance, government relations, and innovation departments from 2013 to 2016. Ms. Chen received her master’s degree in law from Fudan University and her EMBA from the China Europe International Business School.

Mr. Jiayuan Xu has been serving as our chief financial officer since December 2020. Prior to serving as our chief financial officer, Mr. Xu served various positions at our company from June 2015 to November 2020, including our senior vice president for finance, head of financial institutions department and our financial controller. Prior to joining us, Mr. Xu served as the head of financial management department of Nanyang Commercial Bank (China) Co., Ltd. from 2008 to 2015. Mr. Xu was an audit manager at PricewaterhouseCoopers Zhong Tian LLP from 2003 to 2008. Mr. Xu received his bachelor’s degree in international trade and finance from Shanghai Jiaotong University and FMBA degree from China Europe International Business School. Mr. Xu is also a member of Chinese Institute of Certified Public Accountants.

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

For the fiscal year ended December 31, 2023, we paid an aggregate of approximately RMB19.5 million (US$2.8 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the 100-for-1 share split we effected in October 2017. As of March 31, 2024, options to purchase a total of 7,518,325 Class A ordinary shares were outstanding under the 2017 Plan, and restricted share units to receive a total of 66,811,350 Class A ordinary shares were outstanding under the 2017 Plan.

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

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the award agreement.

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

Term of options. The term of each option grant shall be stated in the award agreement, provided that the term may not exceed ten years from the date of the grant.

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

The following table summarizes, as of March 31, 2024, the number of Class A ordinary shares underlying the options that we granted (excluding those that were canceled, forfeited, or expired) to our directors, executive officers, and other grantees under the 2017 Plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/ Share)	Date of Grant	Date of Expiration
Tiezheng Li	*	1.400	February 1, 2018	January 31, 2025
	*	0.654	January 28, 2019	January 27, 2025
	*	0.794	April 10, 2023	April 9, 2028
Jun Zhang	*	1.400	February 1, 2018	January 31, 2023
Simon Tak Leung Ho	*	1.400	February 1, 2018	January 31, 2024
	*	0.330	April 6, 2020	April 6, 2022
Jiayuan Xu	*	0.330	April 6, 2020	April 5, 2025
Other grantees as a Group	1,653,135	From 0.32 to 1.400	From April 1, 2017 to April 6, 2020	From September 28, 2019 to April 5, 2025

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2024, the number of Class A ordinary shares underlying the restricted share units that we granted (excluding those that were canceled, forfeited, or expired) to our directors, executive officers, and other grantees under the 2017 Plan.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Tiezheng Li	*	October 6, 2020	October 5, 2025
	*	June 1, 2022	May 31, 2027
	*	January 23, 2023	January 22, 2028
Bing Xiang	*	May 24, 2021	May 23, 2026
Jimmy Y. Lai	*	May 24, 2021	May 23, 2026
Jiayuan Xu	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
	*	April 10, 2023	April 9, 2028
Yuxiang Wang	*	February 1, 2018	January 31, 2023
	*	January 28, 2019	January 27, 2024
	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
	*	April 10, 2023	April 9, 2028
Pingping Chen	*	January 28, 2019	January 27, 2024
	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
	*	April 10, 2023	April 9, 2028
	*	February 5, 2024	February 4, 2029
Other grantees as a Group	105,378,885	From February 1, 2018 to February 26, 2024	From January 31, 2023 to February 25, 2029

*	Less than 1% of our total outstanding shares.

C.	Board Practices

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

We had 4,259 employees as of December 31, 2021, 4,144 employees as of December 31, 2022, and 3,648 employees as of December 31, 2023.

As of December 31, 2023, 1,493 of our employees were located in Shanghai while the remaining employees were located in other regions in China or other countries. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

	As of December 31, 2023
	Number of employees	% of total
Functions:
Operations	638	17.5%
Risk Management	907	24.9%
Research and Development	698	19.1%
Sales and Marketing	1,090	29.9%
General and Administration	315	8.6%

Total number of employees	3,648	100.0%

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2024 by:

•	each of our directors and executive officers; and

•	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,299,225,219 outstanding ordinary shares (consisting of 730,025,219 Class A ordinary shares and 569,200,000 Class B ordinary shares) as of March 31, 2024.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2024
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers**:
Shaofeng Gu(1)	31,783,960	394,818,900	32.8%	65.4%
Tiezheng Li(2)	12,417,870	27,987,900	3.1%	4.7%
Jun Zhang(3)	22,419,945	65,209,800	6.7%	11.0%
Honghui Hu(4)	—	54,883,400	4.2%	9.1%
Simon Tak Leung Ho	*	—	*	*
Jimmy Y. Lai	*	—	*	*
Bing Xiang	*	—	*	*
Pingping Chen	*	—	*	*
Jiayuan Xu	*	—	*	*
Yuxiang Wang	*	—	*	*
All directors and executive officers as a group	86,294,445	542,900,000	48.2%	90.3%
Principal Shareholders:
PPD Investment Limited(1)	31,783,960	394,818,900	32.8%	65.4%
Metallica Holding Limited(3)	22,419,945	65,209,800	6.7%	11.0%
Susquehanna Entities(5)	82,670,730	—	6.4%	*

*	Less than 1% of our total outstanding shares.
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

†

For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2024.

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

(1)

Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 6,356,792 ADSs, representing 31,783,960 Class A ordinary shares, directly held by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)

Represents (i) 27,987,900 Class B ordinary shares directly held by Happyariel Holding Limited, a company incorporated in the British Virgin Islands, (ii) 1,406,330 ADSs, representing 7,031,650 Class A ordinary shares, directly held by Happyariel Holding Limited, (iii) 337,072 ADSs, representing 1,685,360 Class A ordinary shares, directly held by Mr. Tiezheng Li, and (iv) 3,700,860 Class A ordinary shares that Mr. Tiezheng Li may purchase upon exercise of share-based awards within 60 days after March 31, 2024. Mr. Tiezheng Li is the sole shareholder and the sole director of Happyariel Holding Limited. The registered office address of Happyariel Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)

Represents (i) 65,209,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 4,483,989 ADSs, representing 22,419,945 Class A ordinary shares, directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)

Represents 54,883,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(5)

Represents (i) 38,884 ADSs, representing 194,420 Class A ordinary shares beneficially owned by Susquehanna Fundamental Investments, LLC, a company incorporated in Delaware, and (ii) 16,490,862 ADSs, representing 82,454,310 Class A ordinary shares, and options to buy 1,900 ADSs, representing 9,500 Class A ordinary shares, beneficially owned by Susquehanna Securities, LLC, as reported in a Schedule 13G/A filed by Susquehanna Fundamental Investments, LLC and Susquehanna Securities, LLC on February 12, 2024. Susquehanna Fundamental Investments, LLC and Susquehanna Securities, LLC are collectively referred to as Susquehanna Entities. Susquehanna Securities, LLC, an independent broker-dealer, and Susquehanna Fundamental Investments, LLC may be deemed a group. The address of the principal business office of each of Susquehanna Entities is 401 E. City Avenue, Suite 220, Bala Cynwyd, PA 19004.

As of March 31, 2024, none of our outstanding Class A or Class B ordinary shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements

PRC laws and regulations currently restrict foreign ownership and investment in value-added telecommunications services in China. As a result, we operate certain business through Beijing Paipairongxin, Shanghai Zihe, and Shanghai Ledao, the consolidated variable interest entities, and their subsidiaries based on series of contractual arrangements. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Transactions with PPcredit

We use data collection services from PPcredit, a company controlled by our founders, based on arm’s length transaction terms and conditions. In 2020, we and PPcredit agreed to extend the term of the original service agreement to December 31, 2022. In 2021 and 2022, we incurred RMB7.5 million and RMB37.0 thousand expenses for such services. In 2023, this service agreement was terminated and no expenses were incurred. As of December 31, 2022 and 2023, the amount due to PPcredit was RMB1.0 million and RMB10.0 thousand, respectively. As of December 31, 2022 and 2023, the amount due from PPcredit was nil and RMB3.9 million, respectively.

Transactions with Guoya

Shanghai Gouya Technology Co., Ltd., which we refer to as Guoya, was founded in November 2020 by our founders to provide smart vending machine services. In August 2023, we disposed of 70% of the equity interest in Gouya, and Gouya became a related party of our company since then. As of December 31, 2023, the amount due to Guoya was RMB124 thousand.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. In September 2018, our company and certain of our current and former officers and directors, the underwriters of our company’s initial public offering in November 2017, and our agent for the service of process in the U.S. were named as defendants in putative securities class actions. In 2020 and 2021, the parties ultimately reached an agreement to settle the lawsuits, with a total settlement amount of US$9 million. The matter was closed in 2022.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

Dividend Policy

Our board of directors declared dividends in every March from 2019 to 2024. In addition, in March 2022, our board of directors approved an annual cash dividend policy, pursuant to which we will declare and distribute a recurring cash dividend at an amount of no less than 10% of our net income after tax in the previous fiscal year in the future. Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Dividend Distribution” and “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

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

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers may not be suspended nor the register closed for more than 30 days in any year as our board may determine.

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

Variations of Rights of Shares. The rights conferred upon the holders of the shares of any class issued with preferred or other rights may not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the registers of mortgages and charges of such companies). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements.

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

See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Foreign Exchange.”

E.	Taxation

The following summary of the material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and applicable interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs and ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of the Shares, nor will gains derived from the disposal of the shares be subject to Cayman Islands income or corporation.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law of the PRC and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this regulation only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to this circular, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Provided that our Cayman Islands holding company, FinVolution Group, is not deemed to be a PRC resident enterprise, holders of our ADSs and ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares or ADSs. However, under SAT Circular 698 and SAT Public Notice 7, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferor obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Public Notice 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Public Notice 7, or to establish that we should not be taxed under these circulars. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

United States Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended. This discussion is based upon existing United States federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect, and there can be no assurance that the Internal Revenue Service or a court will not take a contrary position. This discussion, moreover, does not address the United States federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-United States tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;

•	pension plans;

•	cooperatives;

•	regulated investment companies;

•	real estate investment trusts;

•	broker-dealers;

•	traders that elect to use a mark-to-market method of accounting;

•	certain former United States citizens or long-term residents;

•	tax-exempt entities (including private foundations);

•	persons liable for minimum tax;

•	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes;

•	investors that have a functional currency other than the United States dollar;

•	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

•	partnerships or other entities taxable as partnerships for United States federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

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

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the United States Internal Revenue Code of 1986, as amended, or applicable United States Treasury regulations.

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

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a PFIC for United States federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

Based upon the nature and composition of our income and assets (in particular, the retention of a substantial amount of cash, deposits, and investments) and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2023, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

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

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are listed on the NYSE and is considered readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. In the event we are deemed to be a resident enterprise under the Enterprise Income Tax Law of the PRC, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. holder is advised to consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, a U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. Pursuant to United States Treasury Regulations, however, if a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty or does not elect to apply such treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the United States-PRC income tax treaty and the potential impact of the United States Treasury Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. U.S. holders are urged to consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2023, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

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

If a mark-to-market election is made with respect to our ADSs, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service’s consents to the revocation of the election. It should also be noted that only the ADSs, and not the ordinary shares, are listed on the NYSE. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder generally will not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers, and are required to file reports and other information with the SEC. Specifically, we are required to file annually an annual report on Form 20-F within four months after the end of each fiscal year, which is December 31. All information we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

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

Foreign Exchange Risk

The overwhelming majority of our revenues and our expenses are denominated in Renminbi. The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

The fluctuation of interest rates may affect the demand for loan services on our platforms. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment will likely increase the funding costs for our institutional funding partners, which may lead to a higher rate of return required by such institutional funding partners and thereby dampen their desire to invest on our platforms. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Fluctuations in interest rates could negatively affect transaction volume facilitated through our platforms.” We may invest our cash in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

Up to US$0.05 per ADS issued

• Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to US$0.05 per ADS canceled

Service	Fees
• Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

• Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

• Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held

• ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

•	taxes (including applicable interest and penalties) and other governmental charges;

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

ADS fees and charges payable upon (i) the issuance of ADSs, and (ii) the cancelation of ADSs are charged to the person to whom the ADSs are issued (in the case of ADS issuances) and to the person whose ADSs are canceled (in the case of ADS cancelations). In the case of ADSs issued by the depositary bank into DTC, the ADS issuance and cancelation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being canceled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs.

In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Certain of the depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse us for certain expenses we incurred in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses we incurred in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2023, we received US$6 million in reimbursement from the depositary.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we filed and furnished under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we filed or submitted under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles in the United States of America and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2023 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in October 2017. We have posted a copy of our code of business conduct and ethics on our website at ir.finvgroup.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, and its affiliates for the periods indicated.

	2022	2023
	RMB	RMB	US$

	(in thousands)
Audit fees(1)	9,910	10,344	1,457
Audit-related fees(2)	—	—	—
Tax fees(3)	591	160	23
All other fees(4)	540	1,510	213

*

The US$ amounts are translated from corresponding RMB amounts using a rate of RMB7.0999 = US$1.00, the noon buying rate on December 29, 2023 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On August 24, 2020, our board of directors approved a share repurchase program, under which we may repurchase our own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$60 million until December 31, 2021, which we refer to as the 2020 Share Repurchase Program. This share repurchase program was publicly announced on August 25, 2020. On November 17, 2021, our board of directors approved an extension of the 2020 Share Repurchase Program for another twelve months from January 1, 2022 through December 31, 2022. On August 21, 2022, our board of directors further approved an increase of the 2020 Share Repurchase Program from up to US$60 million to up to US$140 million and another extension for another twelve months from January 1, 2023 through December 31, 2023.

As of December 31, 2023, we had repurchased a total of approximately 36.9 million ADSs under the 2020 Share Repurchase Program. The table below is a summary of the shares we repurchased in the year 2023 under the 2020 Share Repurchase Program. All shares were repurchased in the open market pursuant to the 2020 Share Repurchase Program.

Period	Total number of ADSs purchased		Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan	Approximate dollar value of ADSs that may yet be purchased under the plan (1)
January 1, 2023 – January 31, 2023	527,700		5.39	22,117,213	65,588,634
February 1, 2023 – February 28, 2023	243,600		5.26	22,360,813	64,306,669
March 1, 2023 – March 31, 2023	2,173,800		4.28	24,534,613	54,995,433
April 1, 2023 – April 30, 2023	2,996,600		3.89	27,531,213	43,329,676
May 1, 2023 – May 31, 2023	2,479,600		4.03	30,010,813	33,344,048
June 1, 2023 – June 30, 2023	2,539,800		4.45	32,550,613	22,039,566
July 1, 2023 – July 31, 2023	1,461,200		5.07	34,011,813	14,631,565
August 1, 2023 – August 31, 2023	1,028,900		5.29	35,040,713	9,184,754
September 1, 2023 – September 30, 2023	1,343,694		5.08	36,384,407	2,357,916
October 1, 2023 – October 31, 2023	488,570		4.83	36,872,977	3

Total	15,283,464	(2)	4.48	36,872,977	3

Note:

(1)	The dollar value in this column is based on US$140 million after the adjustment of repurchase authorization.
(2)	This amount represents the total number of ADSs purchased under the 2020 Share Repurchase Program in 2023.

On August 28, 2023, our board of directors of approved a share repurchase program, under which we may repurchase our own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$150 million until August 29, 2025, which we refer to as the 2023 Share Repurchase Program. This share repurchase program was publicly announced on August 28, 2023.

As of March 31, 2024, we had repurchased a total of approximately 11.8 million ADSs under the 2023 Share Repurchase Program. The table below is a summary of the shares we repurchased in the year 2023 and in the year 2024 up to March 31, 2024 under the 2023 Share Purchase Program. All shares were repurchased in the open market pursuant to the 2023 Share Repurchase Program.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan	Approximate dollar value of ADSs that may yet be purchased under the plan
October 1, 2023 – October 31, 2023	1,844,202	4.83	1,844,202	141,099,602
November 1, 2023 – November 30, 2023	1,875,517	4.75	3,719,719	132,198,096
December 1, 2023 – December 31, 2023	2,517,123	4.64	6,236,842	120,527,853
January 1, 2024 – January 31, 2024	2,265,267	4.75	8,502,109	109,765,696
February 1, 2024 – February 29, 2024	1,845,871	4.94	10,347,980	100,653,644
March 1, 2024 – March 31, 2024	1,471,807	5.08	11,819,787	93,179,123

Total	11,819,787	4.81	11,819,787	93,179,123

Members of senior management have informed us that they purchased approximately US$3.3 million of our ADSs in 2023. All the ADSs purchased were independent of our company’s share repurchase programs and were made during an open window period in full compliance with all our company’s policy and legal guidelines.

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

Other than the requirements discussed above, there are no significant differences between our corporate governance practices and those followed by domestic listed companies as required under the NYSE Listed Company Manual. Since we have chosen to follow our home country practice, our shareholders may be afforded less protection than they otherwise would enjoy under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices for corporate governance matters that differ significantly from the NYSE corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the NYSE corporate governance listing standards.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have established a multi-layered cybersecurity defense system to mitigate both internal and external cyber threats. This comprehensive system spans multiple security domains, including network, host, and application layers. It integrates a range of security capabilities such as threat defense, continuous monitoring, in-depth analysis, rapid response, as well as strategic deception and countermeasures. Our approach to managing cybersecurity risks and safeguarding sensitive data is multi-faceted, involving technological safeguards, procedural protocols, a rigorous program of surveillance on our corporate network, ongoing internal evaluations of our security measures, external evaluations conducted by third-party vendors, a solid incident response framework, and regular cybersecurity training sessions for our employees. Our IT department is actively engaged in continuous monitoring of our applications, platforms and infrastructure to ensure prompt identification and response to potential issues, including emerging cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our nominating and corporate governance committee of the board of directors is responsible for overseeing our cybersecurity risk management. Our nominating and corporate governance committee shall (i) maintain oversight of the disclosure related to cybersecurity matters in current reports or periodic reports of our company, (ii) review updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the associated disclosure issues, if any, presented by our chief executive officer, chief financial officer and cybersecurity officer on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer and cybersecurity officer.

At management level, our chief executive officer, chief financial officer, and the principal officer in charge of the cybersecurity matters who has experience in dealing with information security and cybersecurity issues, which are collectively referred to as the Cybersecurity Risk Management Officers, are responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. Our Cybersecurity Risk Management Officers report to our nominating and corporate governance committee on (i) a quarterly basis on updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the associated disclosure issues, if any, and (ii) on disclosure concerning cybersecurity matters in our annual report on Form 20-F.

If a cybersecurity incident occurs, our Cybersecurity Risk Management Officers will promptly organize personnel for internal assessment and if it is determined that the incident could potentially be a material cybersecurity event, our Cybersecurity Risk Management Officers will promptly report the incident and assessment results to our disclosure committee, our nominating and corporate governance committee, and other members of senior management and external legal counsel, to the extent appropriate. Our Cybersecurity Risk Management Officers shall prepare disclosure material on the cybersecurity incident for review and approval by the disclosure committee and cybersecurity committee, and other members of senior management (if necessary), before it is disseminated to the public.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of FinVolution Group, its subsidiaries and the consolidated variable interest entities are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

1.2	Certificate of Incorporation on Change of Name as of November 6, 2019 (incorporated herein by reference to Exhibit 1.2 to the Form 20-F filed on April 28, 2021 (File No. 001-38269))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-274381) filed with the Securities and Exchange Commission on September 7, 2023)

2.3	Deposit Agreement dated November 14, 2017, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-224011), filed with the Securities and Exchange Commission on March 29, 2018)

2.4*	Description of Securities

Exhibit Number	Description of Document

4.1	The 2017 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.2	Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.3	Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.4	English translation of the Loan Agreement between Shanghai Guangjian and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.5	English translation of the Restated Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.6	English translation of the Restated Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.7	English translation of the Restated Power of Attorney granted by the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.8	English translation of the Restated Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.9	English translation of the Restated Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.10	English translation of the Loan Agreement between Shanghai Manyin and shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

Exhibit Number	Description of Document

4.11	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.12	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.13	English translation of the Power of Attorney granted by the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.14	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.15	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.16	English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.17	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.18	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.19	English translation of the Power of Attorney granted by the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.20	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.21	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

Exhibit Number	Description of Document

8.1*	Principal Subsidiaries and Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Hui Ye Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FinVolution Group

By:	/s/ Tiezheng Li
Name:	Tiezheng Li
Title:	Chief Executive Officer

Date: April 25, 2024

FINVOLUTION GROUP

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of FinVolution Group
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of FinVolution Group and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control—Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in
Internal Control—Integrated Framework
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
Critical Audit Matter
s
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Measurement of expected credit losses for certain financial assets and guarantee liabilities
As described in Notes 2(s), 3 and 7 to the consolidated financial statements, the Company had the following accounts associated with expected credit losses measurement as of December 31, 2023:

• Accounts receivable and contract assets	RMB2,208.5 million, net of credit loss allowance of RMB310.4 million

• Quality assurance receivable	RMB1,755.6 million, net of credit loss allowance of RMB529.4 million

• Loans receivable	RMB1,127.4 million, net of credit loss allowance of RMB214.6 million

• Liability from quality assurance commitment	RMB3,306.1 million
Management
determined the amounts of the provisions and liabilities relating to the above accounts using an expected credit loss methodology that was based on (i) historical default experience; (ii) known and inherent risks in the portfolio; (iii) current economic conditions; and (iv) future macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. When forecasting macroeconomic factors, management primarily considered gross domestic product, consumer price index and other pertinent factors such as money supply wherein M1 money supply was determined to be the most relevant to the Company’s business.
The principal considerations for our determination that performing procedures relating to measurement of expected credit losses for certain financial assets and guarantee liabilities is a critical audit matter are (i) there was significant judgment and estimation by management in determining the modeling techniques utilized in their expected credit losses methodology and in determining the underlying estimates, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence related to estimates used in the expected credit loss methodology and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of expected credit losses, including controls over the Company’s models, significant assumptions, and underlying data used by management. The procedures also included, among other things, testing management’s process for developing the estimate of expected credit losses, which involved (i) evaluating the appropriateness of management’s methodology; (ii) testing the completeness, accuracy and relevance of underlying data used in the estimate; and (iii) evaluating the reasonableness of management’s forward-looking adjustments made to historical default experience. These procedures also included the involvement of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of certain models, methodologies and inputs used in developing the estimate of the expected credit losses.
/s/ PricewaterhouseCoopers Zhong Tian LLP
Shanghai, the People’s Republic of China
April 25, 2024
We have served as the Company’s auditor since 2016.

FINVOLUTION GROUP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2023
(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$ Note 2(e)
Assets
Cash and cash equivalents	2(h)	3,636,380	4,969,319	699,914
Restricted cash	2(i)	2,842,707	1,800,071	253,535
Short-term investments	2(j)	3,427,020	2,960,821	417,023
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB496,918 and RMB310,394 as of December 31, 2022 and 2023, respectively	7	2,217,445	2,208,538	311,066
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB374,304 and RMB529,392 as of December 31, 2022 and 2023, respectively	2(s)	1,669,855	1,755,615	247,273
Property, equipment and software, net	5	141,345	140,933	19,850
Right of use assets	15	192,428	38,110	5,368
Intangible assets	6	98,692	98,692	13,900
Goodwill		50,411	50,411	7,100
Loans receivable, net of credit loss allowance for loans receivable of RMB294,355 and RMB214,550 as of December 31, 2022 and 2023, respectively	3	2,136,432	1,127,388	158,789
Investments	2(l)	1,084,084	1,135,133	159,880
Deferred tax assets	11	919,361	1,624,325	228,781
Prepaid expenses and other assets	4	2,966,751	3,384,317	476,671

Total assets		21,382,911	21,293,673	2,999,150

Liabilities and Shareholders’ Equity:
Deferred guarantee income (including deferred guarantee income of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB1,723,200 and RMB1,603,682 as of December 31, 2022 and 2023, respectively)	2(s)	1,805,164	1,882,036	265,079
Liability from quality assurance commitment (including liability from quality assurance commitment of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB3,239,835 and RMB2,985,013 as of December 31, 2022 and 2023, respectively)	2(s)	3,555,618	3,306,132	465,659
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB157,955 and RMB142,614 as of December 31, 2022 and 2023, respectively)	8	274,408	261,528	36,835
Taxes payable (including taxes payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB51,574 and RMB133,473 as of December 31, 2022 and 2023, respectively)		134,027	207,477	29,223
Funds payable to investors of consolidated trusts (including funds payable to investors of consolidated trusts of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB1,845,210 and RMB436,322 as of December 31, 2022 and 2023, respectively)	3	1,845,210	436,352	61,459
Contract liabilities (including contract liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB5,109 and RMB5,109 as of December 31, 2022 and 2023, respectively)	2(t)	5,109	5,109	720
The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2023 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2022	2023
		RMB	RMB	US$ Note 2(e)
Liabilities and Shareholders’ Equity (Continued)
Short-term borrowings		—	5,756	811
Amounts due to related part ies (including amounts due to related part ies of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB1,000 and RMB134 as of December 31, 2022 and 2023, respectively)	10	1,000	134	19
Leasing liabilities (including leasing liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB174,062 and RMB32,811 as of December 31, 2022 and 2023, respectively)	15	176,990	35,878	5,053
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB140,212 and RMB65,201 as of December 31, 2022 and 2023, respectively)	11	232,188	340,608	47,974
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB890,047 and RMB702,030 as of December 31, 2022 and 2023, respectively)	9	908,708	941,765	132,645

Total liabilities		8,938,422	7,422,775	1,045,477

Commitments and contingencies	16
FinVolution Group shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2022 and 2023; 980,871,169 and 980,871,169 issued as of December 31, 2022 and 2023; 843,996,769 and 757,194,939 outstanding as of December 31, 2022 and 2023)	12	64	64	9
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2022 and 2023; 569,200,000 issued and outstanding as of December 31, 2022 and 2023)	12	39	39	6
Additional paid-in capital		5,692,703	5,748,734	809,692
Treasury stock (136,874,400 and 223,676,230 shares as of December 31, 2022 and 2023, respectively)	12	(568,595)	(1,199,683)	(168,972)
Statutory reserves	2(af)	698,401	762,472	107,392
Accumulated other comprehensive income		52,237	80,006	11,267
Retained earnings		6,496,852	8,357,153	1,177,080

Total FinVolution Group shareholders’ equity		12,371,701	13,748,785	1,936,474

Non-controlling interest		72,788	122,113	17,199
Total shareholders’ equity		12,444,489	13,870,898	1,953,673

Total liabilities and shareholders’ equity		21,382,911	21,293,673	2,999,150

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(All amounts in thousands, except share data, or otherwise noted)

		For the years ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$ Note 2(e)
Operating revenue:
Loan facilitation service fees	2(t)	3,794,182	4,430,778	4,520,504	636,700
Post-facilitation service fees	2(t)	1,309,565	1,929,913	1,969,705	277,427
Guarantee income	2(s)	2,593,512	3,064,440	4,478,995	630,853
Net interest income	2(n)	1,216,170	1,174,204	1,049,379	147,802
Other revenue	2(t)	556,699	534,868	528,862	74,489

Net revenues		9,470,128	11,134,203	12,547,445	1,767,271

Operating expenses:
Origination, servicing expenses and other cost of revenue	2(u)	(1,834,453)	(2,038,587)	(2,111,515)	(297,401)
Origination, servicing expenses and other cost of revenue-related party	2(u)	(7,503)	(37)	—	—
Sales and marketing expenses	2(v)	(1,584,233)	(1,685,022)	(1,887,442)	(265,841)
General and administrative expenses	2(w)	(518,245)	(401,731)	(390,022)	(54,933)
Research and development expenses	2(x)	(434,850)	(491,484)	(510,986)	(71,971)
Credit losses for quality assurance commitment	2(s)	(1,963,609)	(3,195,220)	(4,422,802)	(622,939)
Provision for loans receivable	3	(374,243)	(415,902)	(586,843)	(82,655)
Provision for accounts receivable and contract assets	7	(139,226)	(390,882)	(253,948)	(35,768)

Total operating expenses		(6,856,362)	(8,618,865)	(10,163,558)	(1,431,508)

Other income
Other income, net		122,368	220,693	394,698	55,592

Profit before income tax expenses		2,736,134	2,736,031	2,778,585	391,355
Income tax expenses	11	(240,818)	(454,775)	(395,100)	(55,649)

Net profit		2,495,316	2,281,256	2,383,485	335,706
Net loss (profit) attributable to non-controlling interest shareholders		13,631	(14,874)	(42,650)	(6,007)

Net profit attributable to FinVolution Group’s ordinary shareholders		2,508,947	2,266,382	2,340,835	329,699

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

		For the years ended December 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$ Note 2(e)
Net profit		2,495,316	2,281,256	2,383,485	335,706
Foreign currency translation adjustment, net of nil tax		(11,627)	69,006	27,769	3,911

Total comprehensive income		2,483,689	2,350,262	2,411,254	339,617

Total comprehensive loss (income) attributable to non-controlling interest shareholders		13,631	(14,874)	(42,650)	(6,007)

Total comprehensive income attributable to FinVolution Group’s ordinary shareholders		2,497,320	2,335,388	2,368,604	333,610

Weighted average number of ordinary shares used in computing net profit per share
Basic		1,420,870,790	1,412,648,862	1,374,713,018	1,374,713,018
Diluted		1,482,501,832	1,454,291,316	1,402,947,561	1,402,947,561
Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic		1.77	1.60	1.70	0.24
Diluted		1.69	1.56	1.67	0.24
Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equals to five ordinary shares)
Basic		8.83	8.02	8.51	1.20
Diluted		8.46	7.79	8.34	1.18
The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
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
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Continued)
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

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023 (Continued)
(All amounts in thousands, except share data, or otherwise noted)

	Note	Issued ordinary shares		Additional paid-in capital	Treasury stock		Accumulated other comprehensive income	Statutory reserve	Retained earnings	Non-controlling interest	Total shareholders’ equity
		Share	Amount		Share	Amount
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2022		1,550,071,169	103	5,692,703	(136,874,400)	(568,595)	52,237	698,401	6,496,852	72,788	12,444,489

Repurchase of ordinary shares	12	—	—	—	(107,601,530)	(691,464)	—	—	—	—	(691,464)
Share-based compensation	13	—	—	116,407	—	—	—	—	—	—	116,407
Exercise of share-based compensation plans	13	—	—	(60,376)	20,799,700	60,376	—	—	—	—	—
Net profit		—	—	—	—	—	—	—	2,340,835	42,650	2,383,485
Dividends paid to shareholders		—	—	—	—	—	—	—	(416,463)	(13,890)	(430,353)
Foreign currency translation adjustment		—	—	—	—	—	27,769	—	—	—	27,769
Appropriation to statutory reserve		—	—	—	—	—	—	64,071	(64,071)	—	—
Capital injection from non-controlling interest		—	—	—	—	—	—	—	—	20,565	20,565

Balance as of December 31, 2023		1,550,071,169	103	5,748,734	(223,676,230)	(1,199,683)	80,006	762,472	8,357,153	122,113	13,870,898

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(All amounts in thousands, except share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ Note 2(e)
Cash flows from operating activities:
Net profit	2,495,316	2,281,256	2,383,485	335,706
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Provision for loans receivable	374,243	415,902	586,843	82,655
Provision for accounts receivable and contract assets	139,226	390,882	253,948	35,768
Provision for quality assurance receivable	59,136	176,310	354,366	49,911
Depreciation and amortization	37,277	23,825	22,515	3,171
Amortization of right-of-use asset and interest of leasing liabilities	31,956	41,181	46,575	6,560
Change in fair value of short-term investments	(1,573)	(9,806)	(32,462)	(4,572)
Provision for investment s	5,000	6,000	2,479	349
Equity pick up of investments	4,245	890	(1,757)	(247)
Net gain from investment in loans	(1,216,170)	(1,174,204)	(1,049,379)	(147,802)
Share-based compensation	95,213	89,030	116,407	16,396
Impairment of intangible assets	—	255	—	—
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(1,166,166)	(717,481)	(245,041)	(34,513)
Quality assurance receivable	130,620	(914,367)	(440,126)	(61,990)
Deferred tax assets	(299,983)	(463,620)	(704,964)	(99,292)
Amounts due from related part ies	—	—	(968)	(136)
Prepaid expenses and other assets	(875,274)	(1,152,660)	124,442	17,525
Deferred guarantee income	(169,893)	715,661	76,872	10,827
Liability from quality assurance commitment	798,060	367,057	(249,486)	(35,139)
Payroll and welfare payable	31,929	21,490	(12,880)	(1,814)
Taxes payable	46,250	(66,621)	73,450	10,345
Contract liabilities	4,989	(3,327)	—	—
Amounts due to related parties	281	(1,265)	(866)	(122)
Leasing liabilities	(36,066)	(40,837)	(43,539)	(6,132)
Deferred tax liabilities	34,084	94,556	108,420	15,271
Accrued expenses and other liabilities	107,527	188,726	45,089	6,351

Net cash provided by operating activities	630,227	268,833	1,413,423	199,076

Cash flows from investing activities:
Collection of loans originated and held by the Group	7,032,972	10,812,431	7,338,026	1,033,539
Investment in loans originated and held by the Group	(5,809,353)	(10,075,218)	(5,829,136)	(821,017)
Proceeds from disposal of investments	—	3,158	6,029	849
Purchase of investments	(31,246)	(119,858)	(67,800)	(9,549)
Proceeds from short-term investments	13,534,543	15,013,648	12,430,443	1,750,792
Purchase of short-term investments	(12,676,800)	(17,134,614)	(11,929,977)	(1,680,302)
Purchase of property, equipment and software	(55,271)	(52,775)	(538,095)	(75,789)
Proceeds from disposal of a subsidiary	—	—	4,000	563

Net cash provided by (used in) investing activities	1,994,845	(1,553,228)	1,413,490	199,086

Cash flows from financing activities:
Cash received from investors - consolidated trusts	1,643,572	1,339,459	1,272,700	179,256
Cash paid to investors - consolidated trusts	(1,574,118)	(1,436,195)	(2,735,478)	(385,285)
Cash received from short-term borrowings	—	—	5,756	811
Cash paid for dividends	(317,569)	(372,483)	(430,353)	(60,614)
Repurchase of ordinary shares	(25,991)	(340,781)	(694,521)	(97,821)
Proceeds from exercise of share options	33,339	10,590	2,280	321
Capital injection from non-controlling interest shareholders	967	3,554	20,565	2,897

Net cash used in financing activities	(239,800)	(795,856)	(2,559,051)	(360,435)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(10,132)	67,797	22,441	3,162

Net increase (decrease) in cash, cash equivalents and restricted cash	2,375,140	(2,012,454)	290,303	40,889
Cash, cash equivalents and restricted cash at beginning of year	6,116,401	8,491,541	6,479,087	912,560
Cash, cash equivalents and restricted cash at end of year	8,491,541	6,479,087	6,769,390	953,449

FINVOLUTION GROUP
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023
(All amounts in thousands, except share data, or otherwise noted)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ Note 2(e)
Supplemental disclosure of cash investing and financing activities
Cash paid for interest including interest paid to investors of consolidated trusts	(161,431)	(83,410)	(87,100)	(12,268)
Cash paid for income taxes	(574,939)	(963,249)	(960,477)	(135,280)
Supplemental disclosure of non-cash investing and financing activities
Payable for purchase of property, equipment and software	1,134	1,132	—	—
Payable for purchase of intangible assets	5,000	5,000	5,000	704
Payable for repurchase of ordinary shares	21	3,057	—	—
Receivable from exercise of share options	4,537	2,280	—	—
The following table sets forth cash, cash equivalents and restricted cash by category within the Consolidated Balance Sheets:

	As of December 31,
	2022	2023
			US$
	RMB	RMB	Note 2(e)
Cash and cash equivalents	3,636,380	4,969,319	699,914
Restricted cash	2,842,707	1,800,071	253,535

Total cash, cash equivalents and restricted cash	6,479,087	6,769,390	953,449

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)
1. Principal activities and organization
FinVolution Group (the “Company”) is an investment holding company and with its consolidated subsidiaries and the consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) operates an online consumer finance marketplace through its platform (www.ppdai.com) and PPDai mobile application registered in the People’s Republic of China (the “PRC” or “China”). The Company has been listed on the New York Stock Exchange in the United States of America since November 2017. As of December 31, 2023, the Company had power to direct activities of a number of VIEs through a series of commercial agreements (the “VIE Agreements”) entered into between certain subsidiaries of the Group (the “WOFEs”), the VIEs and nominal shareholders of the VIEs.
As of December 31, 2023, the Company’s principal subsidiaries and the consolidated VIEs are as follows:

Name	Percentage of direct or indirect economic interest		Date of incorporation	Place of incorporation
Subsidiaries
FinVolution (HK) Limited (“FinVolution HK”)	100%		June 12, 2012	Hong Kong, China
Bluebottle Limited	100%		December 12, 2017	Hong Kong, China
Beijing Prosper Investment Consulting Co., Ltd. (“Beijing Prosper”)	100%		August 21, 2012	Beijing, China
Shanghai Guangjian Information Technology Co., Ltd. (“Shanghai Guangjian”)	100%		June 5, 2017	Shanghai, China
Shanghai Shanghu Information Technology Co., Ltd. (“Shanghai Shanghu”)	100%		June 15, 2017	Shanghai, China
Shanghai Manyin Information Technology Co., Ltd. (“Shanghai Manyin”)	100%		February 12, 2018	Shanghai, China
PT Pembiayaan Digital Indonesia	80%		June 5, 2018	Jakarta, Indonesia
Hainan Shanghu Information Technology Co., Ltd. (“Hainan Shanghu”)	100%		August 1, 2018	Hainan, China
Consolidated VIEs
Beijing Paipairongxin Investment Consulting Co., Ltd. (“Beijing Paipairongxin”)	100	% *	June 15, 2012	Beijing, China
Shanghai Zihe Information Technology Group Co., Ltd. (“Shanghai Zihe”)	100	% *	July 6, 2017	Shanghai, China
Shanghai Ledao Technology Co., Ltd. (“Shanghai Ledao”)	100	% *	January 10, 2019	Shanghai, China
Consolidated VIEs’ principal subsidiaries
Shanghai PPDai Financial Information Services Co., Ltd. (“Shanghai PPDai”)	100	% *	January 18, 2011	Shanghai, China
Hefei PPDai Information Technology Co., Ltd.	100	% *	December 19, 2016	Anhui, China
Shanghai Erxu Information Technology Co., Ltd. (“Shanghai Erxu”)	100	% *	April 28, 2018	Shanghai, China
Fujian Zhiyun Financing Guarantee Co., Ltd. (“Fujian Zhiyun”)	100	% *	November 21, 2019	Fujian, China

*	Have power to direct activities via contractual relationships

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
The Company depends on a series of contractual arrangements to provide the WOEFs with a “controlling financial interest” in the VIEs, as defined in FASB ASC 810, making it the primary beneficiary of the VIEs. The contractual arrangements provide the Company with the power to direct the activities that most significantly impact the economic performance of the VIEs and with the obligation to absorb losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs and as such they are the primary beneficiary and consolidate the VIEs for financial reporting.
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
ii) VIE
Agreement
that give the Company the obligation to absorb losses or the right to receive benefits from the VIEs that could potentially be significant to the VIEs
Exclusive technology consulting and service agreement
Pursuant to the exclusive technology consulting and service agreements, WOFEs have the exclusive right to provide the VIEs and their subsidiaries (as designated in the agreement) with technical support, consulting services and other services. The WOFEs shall exclusively own any intellectual property arising from the performance of the agreement. During the term of this agreement, the VIEs and their designated subsidiaries may not accept any services covered by this agreement provided by any third party. The VIEs and their designated subsidiaries agree to pay service fees equal to 100% of the net profit generated or otherwise determined by the WOFEs. Except by mutual agreement upon early termination by parties in writing, the exclusive business cooperation agreement will remain effective until the VIEs and their designated subsidiaries are dissolved in accordance with PRC law and regulation.
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
The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries (including the consolidated trusts), which are included in the Group’s consolidated financial statements. Transactions between the VIEs (including the consolidated trusts) and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2022	2023
	RMB	RMB
Cash and cash equivalents	1,850,016	2,106,153
Restricted cash	2,672,810	1,502,159
Short-term investments	2,697,320	1,639,762
Accounts receivable and contract assets	1,573,345	1,935,393
Quality assurance receivable	1,544,961	1,485,333
Property, equipment and software, net	26,914	15,717
Intangible assets	35,187	34,932
Right of use assets	189,216	31,213
Loans and receivables, net of credit loss allowance for loans receivables	1,442,213	649,839
Investments	945,947	964,755
Investment in subsidiaries	73,853	108,800
Deferred tax assets	788,865	1,079,307
Amounts due from Group companies	2,316,737	2,544,968
Amounts due from related parties	—	4,867
Prepaid expenses and other assets	2,702,678	3,096,253

Total assets	18,860,062	17,199,451

Deferred guarantee income	1,723,200	1,603,682
Liability from quality assurance commitment	3,239,835	2,985,013
Payroll and welfare payable	157,955	142,614
Taxes payable	51,574	133,473
Funds payable to investors of consolidated trusts	1,845,210	436,322
Contract liabilities	5,109	5,109
Deferred tax liabilities	140,212	65,201
Leasing liabilities	174,062	32,811
Amounts due to Group companies	5,149,065	6,248,306
Amounts due to related part ies	1,000	134
Accrued expenses and other liabilities	890,047	702,030

Total liabilities	13,377,269	12,354,695

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Third-party revenues	8,333,978	9,340,431	9,859,539
Group company revenues	796,071	535,053	498,189

Net revenues	9,130,049	9,875,484	10,357,728

Third-party expenses	(3,441,504)	(3,567,004)	(3,633,284)
Group company expenses	(2,545,816)	(3,343,680)	(3,542,004)
Related party expenses	(7,503)	(37)	—
Provision for accounts receivable and contract assets	(134,938)	(284,384)	(78,148)
Provision for loans receivable	32,317	(92,790)	(30,394)
Credit losses for quality assurance commitment	(1,963,609)	(2,981,336)	(3,557,174)

Total o perating expenses	(8,061,053)	(10,269,231)	(10,841,004)

Income (loss) from subsidiaries	(448)	2,379	3,719

(Loss) income from operations	1,068,548	(391,368)	(479,557)

Other income, net	93,674	158,724	232,074

(Loss) profit before income tax expense	1,162,222	(232,644)	(247,483)
Income tax expenses	(144,463)	(23,242)	(35,112)

Net (loss) profit	1,017,759	(255,886)	(282,595)

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash used in operating activities under service agreements for Group companies	(2,313,224)	(3,598,761)	(2,132,263)
Cash provided by operating activities under service agreements for Group companies	534,988	650,751	555,623
Net cash provided by operating activities for Third-parties	1,412,435	1,298,627	985,102

Net cash used in operating activities	(365,801)	(1,649,383)	(591,538)

Capital contribution to Group companies	(22,432)	(10,020)	—
Collection of loans from Group companies	389,043	72,373	122,365
Cash paid as loans extended to Group companies	(2,328,235)	(304,533)	(408,030)
Other investing activities	1,668,517	(756,382)	1,579,038

Net cash provided by (used in) investing activities	(293,107)	(998,562)	1,293,373

Repayment of loans to Group companies	(164,719)	(134,307)	(1,667,749)
Cash received as loans from Group companies	1,785,238	1,533,401	1,357,249
Other financing activities	69,454	(96,736)	(1,462,779)

Net cash (used in) provided by financing activities	1,689,973	1,302,358	(1,773,279)

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
(c) Business combinations and non-controlling interests
The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.
In a business combination achieved in stages, the Company
re-measures
the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement
gain or loss, if any, is recognized in the consolidated income statements.
When there is a change in ownership interests that result in a loss of control of a subsidiary, the Company deconsolidates the subsidiary from the date control is lost. Any retained non-controlling investment in the former subsidiary is measured at fair value and is included in the calculation of the gain or loss upon deconsolidation of the subsidiary.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(c) Business combinations and non-controlling interests (continued)

For the Company’s majority-owned subsidiaries and the consolidated VIEs, a non-controlling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. Consolidated net income (loss) on the consolidated income statements includes the net income (loss) attributable to non-controlling interests and mezzanine equity holders when applicable. Net income (loss) attributable to mezzanine equity holders is included in net income (loss) attributable to non-controlling interests on the consolidated income statements, while it is excluded from the consolidated statements of changes in shareholders’ equity. The cumulative results of operations attributable to non-controlling interests, along with adjustments for share-based compensation expense arising from outstanding share-based awards relating to subsidiaries’ shares, are also recorded as non-controlling interests in the Company’s consolidated balance sheets. Cash flows related to transactions with non-controlling interests are presented under financing activities in the consolidated statements of cash flows.
(d) Use of estimates
The preparation of consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes.
Financial statements amounts that reflect significant accounting estimates and assumptions include revenue recognition, measurement for provisions and liabilities in scope for ASC Topic 326 including credit loss provision for quality assurance receivables, loan receivables and accounts receivable and contract assets as well as liability from quality assurance commitment, valuation allowance for deferred tax assets, determination of uncertain tax positions, and valuation of share-based awards. Such accounting estimates are impacted significantly by judgments and assumptions used in the preparation of the Group’s consolidated
financial statements, and actual results could differ materially from these estimates. Changes in estimates are recorded in the period they are identified.
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
The financial statements of the Group are translated from the functional currency to the reporting currency, RMB. Assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ equity on the consolidated financial statements. The exchange rates used for translation on December 31, 2022 and 2023 were US$1.00= RMB6.9646 and RMB7.0827, respectively, representing the index rates stipulated by the People’s Bank of China.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(f) Convenience translation
Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive income and consolidated statement of cash flows from RMB into US$ as of and for year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$
1.00
=RMB7.0999, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 29, 2023, or at any other rate.
(g) Significant risks and uncertainties
Risk of concentration
As of December 31, 2022 and 2023, the majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC and in Indonesia, which management considers to be of high credit quality. Accounts receivable and contract assets are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than
10
% of net revenues for the years ended December 31, 2021, 2022 and 2023. No individual customer accounted for more than
10
% of accounts receivable and contract assets as of December 31, 2022 and 2023. As of December 31, 2023, approximately
91
% of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in the financial institutions in the PRC and the remaining cash and cash equivalents, restricted cash and restricted time deposits were held in financial institutions outside the PRC.
Risk of uncertainties
In October 2019, the China Banking and Insurance Regulatory Commission, together with eight other regulatory agencies jointly promulgated the Supplemental Rules to the Administration of Financing Guarantee Companies (“Circular 37”), which provides that any entity providing client referral or credit assessment services to the lending institutions may not provide financing guarantee services in a direct or a disguised form without the regulatory approval. If any entity operates financing guarantee business or provide financing guarantee services in a disguised form without appropriate approval, its business operations will be banned by the regulatory authorities and it will be required to properly settle existing business. Such entity might also be subject to penalties including fines and confiscation of illegal gains if applicable. In the Group’s collaboration with institutional funding partners, in order to attract and maintain such business relationship, the Group currently provides quality assurance commitment mainly through (i) repurchase of default loans from third-party guarantee companies which provide guarantee for the loans from institutional funding partners and (ii) setting aside security deposits with third-party guarantee companies to ensure the Group has enough cash to perform its repurchase obligation if the borrowers introduced by the Group default. Due to the lack of legal interpretation for financing guarantee in a disguised form, there is uncertainty related to whether such quality assurance commitment provided to institutional funding partners constitutes a financing guarantee in a disguised form. If the quality assurance commitment provided by the Group were determined to be a financing guarantee in a disguised form, the Group’s business, financial condition, results of operations and liquidity will be materially and adversely affected.
In order to reduce the compliance risk under Circular 37, the Group incorporated three licensed financial guarantee companies since 2019, which, since the incorporation, provide direct guarantees for certain loans funded by the institutional funding partners to replace existing quality assurance commitment. The Group increased the registered capital of the guarantee subsidiaries from
RMB1.9
billion as of December 31, 2020, to
RMB2.4
billion as of December 31, 2021, and further to
RMB2.7
billion as of December 31, 2023. The Group will continue its effort to increase its guarantee capability by increasing the capital of its financial guarantee subsidiaries to continue reducing its risk of noncompliance.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(h) Cash and cash equivalents
Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use. As of December 31, 2022 and 2023, the Group did not have any cash equivalents.
(i) Restricted cash
Restricted cash includes:

(i)
Cash in quality assurance managed by the Group through designated bank accounts under the new quality assurance program. These funds are used for making payments to institutional funding partners
for default loans that are subject to quality assurance protection. As of December 31, 2022 and 2023, the restricted cash related to quality assurance obligations were
 RMB1,394,870 and RMB342,163, respectively.

(ii)
Cash held in escrow accounts that is jointly managed by the Group and institutional funding partners. As of December 31, 2022 and 2023, the restricted cash managed by the Group and institutional funding partners amounted to RMB558,520 and RMB608,185, respectively.

(iii)
Cash received via consolidated trusts that has not yet been distributed. As of December 31, 2022 and 2023, the restricted cash related to cash not yet distributed amounted to RMB449,337 and RMB265,924, respectively.

(iv)	Cash held in capital escrow account as paid-in capital. As of December 31, 2022 and 2023, the restricted cash held in escrow capital account amounted to nil and RMB90,000, respectively.

(v)
Cash received from borrowers that has not yet been disbursed to institutional funding partners. As of December 31, 2022 and 2023, the restricted cash held as related to cash not yet disbursed amounted to RMB361,214 and RMB415,033, respectively.

The rest of the balance in restricted cash also includes cash received from investors or borrowers that has not yet been disbursed due to a settlement time lag.
(j) Short-term Investments
Short-term investments consist of investments in time deposits and wealth management products. Time deposits can be withdrawn at any time in full before maturity, and the interest rate would be different from the original agreed rate. The wealth management products are certain financial products with variable interest rates and principal not guaranteed with certain financial institutions. As of December 31, 2022 and 2023, the balance of short-term investments are RMB3,427,020 and RMB2,960,821, respectively, of which, the restricted balances are RMB1,529,632, and RMB540,000 respectively.
Realized and unrealized gain related to the short-term investments is recorded as other income in the consolidated statements of comprehensive income. RMB91,686, RMB101,153 and RMB110,831 was recognized for the years ended December 31, 2021, 2022 and 2023, respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(k) Accounts receivable, contract assets and credit loss allowance
Accounts receivable and contract assets is related to the facilitation and post-facilitation service in relation to loans facilitated by the Group. Contract assets represent the Group’s right to consideration in exchange for services that the Group has transferred to the customer before payment is due. The Group only recognizes accounts receivable and contract assets to the extent that the Group believes it is probable that it will collect substantially all of the consideration to which it will be entitled to in exchange for the services transferred to the customer.
Accounts receivable and contract assets is stated at the historical carrying amount net of write-offs and credit risk allowance. The Group establishes a credit loss allowance based on expectations of lifetime credit losses based on historical default experience, known or inherent risks in the portfolio, current economic conditions and macroeconomics forecasts as well as other factors surrounding the credit risk of borrowers.
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
The following table sets forth the investments that the Group holds as of December 31, 2022 and 2023, respectively.

	As of December 31,
	2022	2023
Equity method investments	180,287	179,966
Non-marketable equity investments	903,797	955,167

	1,084,084	1,135,133

Equity method investments
For the years ended December 31, 2021, 2022 and 2023, the Group made investments in several private equity funds and certain limited liability companies. The Group accounted for these investments as equity method investments as the Group has ability to significantly influence the operations or financial activities of the investees. For the years ended December 31, 2021, 2022 and 2023, the Group recognized an impairment loss of RMB5,000, RMB6,000, and nil for equity method investments, respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(l) Investments (continued)

Non-marketable
equity investments
For the years ended December 31, 2021, 2022 and 2023, the Group made investments in several non-listed
companies where the Group has no significant influence over the investees, and private equity funds where the Group’s interest is so minor that it has virtually no influence over the partnership operating and financial policies. These investments were accounted for as non-marketable
equity investment using measurement alternative because these investments do not have readily determinable fair value. For the years ended December 31, 2021, 2022 and 2023, the Group recognized an impairment loss
of nil, nil, and RMB2,479 for
non-marketable
equity investments, respectively.
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
December 31, 2022

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments	—	3,427,020	—	3,427,020

December 31, 2023

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments	—	2,960,821	—	2,960,821

The Group values its short-term investments held in certain banks using quoted rate of return or quoted subscription/redemption prices published by the banks for these products, and accordingly, the Group classifies such short-term investments as Level 2 within the fair value hierarchy based on the nature of the fair value inputs.
Assets and liabilities measured at fair value on a
non-recurring
basis
Non-marketable
equity investments are measured at fair value on a
non-recurring
basis. The following table sets forth the unrealized gains and losses from remeasurement (referred to as upward or downward adjustments) recorded as adjustments to the carrying value of non-marketable
equity investments held as of December 31, 2021, 2022 and 2023 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	For the years ended December 31,
	2021	2022	2023
Upward adjustments	—	—	—
Downward adjustments (including impairment)	—	—	(2,479)

Total unrealized gain (losses)	—	—	(2,479)

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(m) Fair value measurement (continued)

Assets and liabilities measured at fair value on a
non-recurring
basis (continued)
The following table sets forth the total carrying value of the Group’s non-marketable
equity investments at fair value on a
non-recurring
basis held as of December 31, 2022 and 2023 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities:

	As of December 31,
	2022	2023
Initial cost basis	937,078	990,927
Upward adjustments	3,319	3,319
Downward adjustments (including impairment)	(36,600)	(39,079)

Total carrying value at the end of the period	903,797	955,167

(n) Net interest income
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
As the Group is the primary beneficiary of the trusts, the return of the other trust parties is recorded as interest expense. The interest expense is accrued based on the expected rate of return during the contractual term of the alternative investment products and the trusts.
The net interest income recorded in the consolidated statement of comprehensive income related to the loans originated by the Group recorded for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Interest income	1,290,016	1,320,510	1,102,493
Less: Interest expense	(73,846)	(146,306)	(53,114)

Net interest income	1,216,170	1,174,204	1,049,379

(o) Property and equipment, net
Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method taking into account the estimated residual value, if any. The following table sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value
Office furniture and equipment	3-5 years	5%
Computer and electronic equipment	3-5 years	5%
Leasehold improvement (Note 5)	shorter of remaining lease period or estimated useful life	Nil
Software	1-5 years	Nil

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(o) Property and equipment, net (continued)

Expenditures for maintenance and repairs are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation amortization are removed from the accounts and any resulting gain or loss is recognized in consolidated statement of comprehensive income.
(p) Intangible assets
As of December 31, 2023, the intangible assets held by the Group includes micro-lending license, factoring license, and insurance brokerage license which have indefinite useful life. The Group evaluates these indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. Impairment losses of long-lived assets related to intangible assets recognized for the years ended December 31, 2021, 2022 and 2023 were nil,
RMB
255, and nil respectively.
(q) Goodwill
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
(r) Impairment of long-lived assets other than goodwill
The Group evaluates its long-lived assets other than goodwill and intangible assets with indefinite useful life for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amounts to the expected future undiscounted cash flows attributable to these assets. If it is determined that an asset is not recoverable, an impairment loss is recorded in the amount by which the carrying amount of the assets exceeds the expected discounted cash flows arising from those assets.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(s) Quality assurance obligations
For
off-balance
sheet loans funded by institutional funding partners, the Group provides quality assurance commitment to compensate them in the event of borrowers’ default in the form of 1) guarantee provided by third-party financial guarantee companies or financial guarantee company within the Group; or 2) insurance provided by third-party insurance company, if the insurance coverage is exhausted, a third party guarantee company will repay the institutional funding partner in full. In either cases, after the third-party guarantee companies repay the overdue amount, the Group is obligated to compensate the third-party guarantee companies at an amount equal to the repayment made to the institutional funding partners. In certain cases, the Group is also required to provide a security deposit at an amount equal to a certain percentage of the outstanding balance of loans the institutional funding partners funded to the borrowers referred by the Group. The Group might also be required to replenish such security deposit in the event the security deposit is used by the institutional funding partners to make up for the loss they incurred.
Deferred guarantee income and liability from quality assurance commitment
In accordance with ASC Topic 326, deferred guarantee income represents the stand ready component of the guarantee contracts that are determined in accordance with ASC Topic 460. At initial recognition, deferred guarantee income is recorded at the fair value of the guarantee contract. Subsequent to initial recognition, deferred guarantee income is released systematically as guarantee income in revenue in the consolidated statement of comprehensive income as the Group is released from the underlying risk.
Liability from quality assurance commitment represents the expected life time credit losses of the guarantee contract that are determined in accordance with ASC Topic 326, which are initially recorded separate from and in addition to deferred guarantee income at the amount equal to the expected lifetime credit losses of the underlying loans covered by the quality assurance obligation. The expected credit losses are determined based on historical default experience, known and inherent risks in the portfolio, current economic conditions and future macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The liability is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. Subsequent to initial recognition, the expected credit losses are adjusted for changes in expected lifetime credit losses. The initial recognition and adjustments made to liability from quality assurance commitment are recorded as provision for quality assurance commitment in the consolidated statement of comprehensive income. The table below sets forth the movement of deferred guarantee income and liability from quality assurance commitment for the years ended December 31, 2021, 2022 and 2023:

Deferred guarantee income:	For the years ended December 31,
	2021	2022	2023
Opening balance	1,259,396	1,089,503	1,805,164
Newly undertaken quality assurance obligations	2,423,619	3,780,101	4,555,867
Release of quality assurance obligations upon repayment	(2,593,512)	(3,064,440)	(4,478,995)

Ending balance	1,089,503	1,805,164	1,882,036

Liability from quality assurance commitment :	For the years ended December 31,
	2021	2022	2023
Opening balance	2,390,501	3,188,561	3,555,618
Provision for credit losses of quality assurance obligations	1,904,473	3,018,912	4,068,436
Payouts during the year	(7,227,869)	(9,301,920)	(11,440,275)
Recoveries during the year	6,121,456	6,650,065	7,122,353

Ending balance	3,188,561	3,555,618	3,306,132

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(s) Quality assurance obligations (continued)

As of December 31, 2023, the maximum potential future payments, including all outstanding principal and interests covered by the quality assurance obligations were RMB55,813,141.
Quality assurance receivable
A quality assurance receivable is recognized at loan inception at its fair value on a loan-by-loan
basis. The Group establishes a credit loss allowance based on expectations of lifetime credit losses based on historical default experience, known or inherent risks in the portfolio, current economic conditions and macroeconomics forecasts as well as other factors surrounding the credit risk of borrowers.
The following table presents the Group’s quality assurance receivable as of December 31, 2022 and 2023:

	For the years ended December 31,
	2022	2023
Quality assurance receivable	2,044,159	2,285,007
Allowance for credit losses for quality assurance receivable	(374,304)	(529,392)

Quality assurance receivable, net	1,669,855	1,755,615

The Group evaluates expected credit losses of quality assurance receivable on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents quality assurance receivables based on type of borrowers and delinquency as of December 31, 2022 and 2023:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total quality assurance receivable
December 31, 2022
New borrowers	8,505	1,601	1,377	1,350	12,833	315,988	328,821
Repeat borrowers	41,302	8,988	7,638	7,014	64,942	1,650,396	1,715,338

Total	49,807	10,589	9,015	8,364	77,775	1,966,384	2,044,159

December 31, 2023
New borrowers	18,339	2,540	2,338	2,046	25,263	429,137	454,400
Repeat borrowers	62,011	12,610	11,276	10,339	96,236	1,734,371	1,830,607

Total	80,350	15,150	13,614	12,385	121,499	2,163,508	2,285,007

As the average tenor of loans facilitated on domestic and overseas platform are around 8.4 months and 90.7 days, respectively, substantially all of the quality assurance receivable balance as of December 31, 2023 are originated in 2023.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(s) Quality assurance obligations (continued)

The following table sets forth the movement in the allowance for credit losses for quality assurance receivable as of December 31, 2022 and 2023, respectively:

	For the years ended December 31,
	2021	2022	2023
Beginning balance	223,514	239,506	374,304
Provision for credit losses	59,136	176,310	354,366
Write-offs	(43,144)	(41,512)	(199,278)

Ending balance	239,506	374,304	529,392

(t) Revenue recognition
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

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(t) Revenue recognition (continued)

The Group determines its customers to be both institutional funding partners and borrowers. The Group charges the transaction service fee as part of the borrowers’ monthly repayment. In accordance with the relevant guidance in ASC Topic 606, the amounts associated with the quality assurance obligation is within the scope of ASC Topic 460 and should be accounted for in accordance with the provisions of that Topic. The services not within the scope of other Topics should be accounted for in accordance with the remaining provisions of ASC Topic 606 and the applicable revenue recognition guidance. The Group considers loan facilitation services (covering matching of institutional funding partners to borrowers and facilitating the execution of loan agreement between institutional funding partners and borrowers) and post-facilitation services (covering cash processing services and collection services) as two distinctive performance obligations in accordance with ASC Topic 606. The transaction price is first allocated to the quality assurance commitment and quality assurance program, if any, which is recorded at fair value in accordance with ASC Topic 460. Then the remaining considerations are allocated to the loan facilitation and post-facilitation services using their relative standalone selling prices. When estimating total consideration, the Group considers early termination scenarios based on historical early payment and other termination scenarios as the Group cannot receive the full contractual service fee amount under early termination, given the service fee is collected on a pro-rata
basis upon early loan termination. Such service fee is determined to be variable consideration that meets the “probable of not reversing” threshold. As such, the Group recognizes revenue related to early termination based on its best estimate and true up adjustments are made from time to time. The Group does not have observable standalone selling price for the loan facilitation services or post-facilitation services because it does not provide loan facilitation services or post-facilitation services on a standalone basis in similar circumstances to similar customers. There is no direct observable standalone selling price for similar services in the market that is reasonably available to the Group. As a result, the estimation of standalone selling price involves management judgment. The Group uses an expected cost plus margin approach to estimate the standalone selling prices of loan facilitation services and post facilitation services as the basis of revenue allocation. When estimating the selling prices, the Group makes certain assumptions mainly including estimates of the cost of providing the services.
The transaction price allocated to loan facilitation is recognized as revenue upon execution of loan agreements between institutional funding partners and borrowers; the consideration allocated to post-facilitation services is recognized over the period of the loan on a straight line method, which approximates the pattern of when the underlying services are performed.
In addition to transaction service fee, the Group also receives fees on future
events, such as collection fees. For loans with quality assurance obligation, as the quality assurance will compensate the insitutional funding partners should the borrowers are delinquent, the collection fee is considered a variable consideration for the loan facilitation and post-facilitation performance obligations and therefore is included in the total transaction price which is allocated to these two performance obligation based on their relative
standalone selling price. The collection fee is only probable of not reversing upon successful collection and as such is not included in the transaction price until then.
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

(t) Revenue recognition (continued)

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
Revenue disaggregation analysis
The following table sets forth the Group’s operating revenue from different service types:

	For the years ended December 31,
	2021		2022		2023
	With quality assurance obligation	Without quality assurance obligation	With quality assurance obligation	Without quality assurance obligation	With quality assurance obligation	Without quality assurance obligation
Loan facilitation service fees	3,604,019	190,163	4,106,467	324,311	4,187,976	332,528
Post-facilitation service fees	1,287,760	21,805	1,798,815	131,098	1,869,214	100,491
Other revenue
-borrowers referral fee	—	239,070	—	168,430	—	220,480
-others	105,758	211,871	110,244	256,194	101,293	207,089

	4,997,537	662,909	6,015,526	880,033	6,158,483	860,588

Interest income (Note 2(n)) and guarantee income (Note 2(s)) is not included in the table above as it is not accounted for under ASC Topic 606.
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
(u) Origination, servicing expenses and other cost of revenue
Origination, servicing expenses and other cost of revenue primarily consist of salaries and benefits of employees who facilitate loan origination, which include performing risk pricing, debt-collection service, customer service data processing, and data analysis, collection expenses for outsourced services, and other cost of revenue.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2.Summary of significant accounting policies (continued)

(v) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB1,569,167, RMB1,675,488 and RMB1,871,392 for the years ended December 31, 2021, 2022 and 2023, respectively, are charged to the consolidated statements of comprehensive income as incurred.
(w) General and administrative expenses
General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, share-based compensation expenses, rental, professional service fees and other expenses.
(x) Research and development expenses
Research and development expenses consist primarily of payroll and related expenses for IT professionals involved in developing technology platform and website, server and other equipment depreciation, bandwidth and data center costs. All research and development costs have been expensed as incurred as the costs qualifying for capitalization have been insignificant.
(y) Share-based compensation
The Group follows ASC Topic 718, which requires all share-based payments to employees and directors, including grants of employee stock options, to be recognized as share-based compensation expense in the financial statements over the vesting period of the award based on the fair value of the award determined at the grant date. Under ASC Topic 718, the number of share-based awards for which the service is not expected to be rendered for the requisite period should be estimated, and the related compensation cost is not recorded for that number of awards.
In accordance with ASC Topic 718, the Group recognize share-based compensation expenses, net of a forfeiture rate, using the straight-line method for awards with services conditions only, and using the graded-vesting attribution method for awards with graded vesting features and performance conditions. Compensation cost is accrued if it is probable that a performance condition will be achieved.
(z) Leases
The Group determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use
(“ROU”) assets and operating lease liabilities, in the Group’s consolidated balance sheets. The Group does not have any finance leases for the years ended December 31, 2021, 2022 and 2023.
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
The Group has elected to adopt the following lease practical expedients: (i) elect for each lease to not separate non-lease
components from lease components and instead to account for each separate lease component and the non-lease
components associated with that lease component as a single lease component; (ii) for leases that have lease terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Group elected not to apply ASC 842 recognition requirements.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(aa) Government grants and subsidy income
The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statement of comprehensive income in the period the cash is received. The government grants received by the Group amounting to RMB30,596, RMB84,957 and RMB164,907 for the years ended December 31, 2021, 2022 and 2023, respectively.
(ab) Taxation
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

(ac) Net profit per share
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
(ad) Segment reporting
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
The Group primarily generates its revenues from the PRC. For geographic information, please refer to Note 19.
(ae) Treasury shares
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
paid-in
capital by using
first-in,
first-out
method. The treasury shares account includes 136,874,400 and 223,676,230 ordinary shares mainly for the purpose of exercise of share-based compensation plans as of December 31, 2022 and 2023, respectively.
(af) Statutory reserves
In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax
profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary’s registered capital. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended December 31, 2021, 2022 and 2023, appropriations to the general reserve amounted to RMB152,345, RMB87,998 and RMB64,071, respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ag) Recently issued accounting standards
Adoption of new accounting standards
In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements.
In March 2022, the FASB issued ASU 2022-02, Financial Instruments-Credit Losses (Topic 326), Troubled Debt Restructurings and Vintage Disclosures. This update eliminates the accounting guidance for troubled debt restructurings (TDRs) for creditors, requires new disclosures for creditors for certain loan refinancings and restructurings when a borrower is experiencing financial difficulty and requires inclusion of current-period gross writeoffs in the vintage disclosure tables. The amendments in ASU 2022-02 are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The adoption of this standard did not have a material impact on the Group’s consolidated financial statements.
New accounting standards not yet adopted
In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-07 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

3. Loans receivable, net
Loans receivable originated and retained by the Group consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Loans	2,430,787	1,341,938
Credit loss allowance for loans receivable	(294,355)	(214,550)

Loans receivable, net	2,136,432	1,127,388

As of December 31, 2022 and 2023, the entire loans receivable balance represents the outstanding loans made to the borrowers from consolidated trusts and subsidiaries of the Group. As part of the Group’s efforts to develop new product offerings, a series of trusts were established and administrated by third-party trust companies. These trusts make loans solely to borrowers referred by the Group to provide returns to the trust beneficiaries. As such, the Group has power to direct the activities of the trusts. In addition, the Group has the obligation to absorb losses or the right to receive residual benefits from certain trusts that could potentially be significant to these trusts. As a result, the Group is considered the primary beneficiary of the trusts and their assets, liabilities, results of operations and cash flows are consolidated accordingly.
The following table sets forth the activity in the allowance for loan losses for the years ended December 31, 2021, 2022 and 2023.

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Beginning balance	382,012	427,873	294,355
Provision for loans receivable	374,243	415,902	586,843
Current period write off	(328,382)	(549,420)	(666,648)

Ending balance	427,873	294,355	214,550

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

3. Loans receivable, net (continued)

The Group evaluates expected credit losses of loans receivable on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents loans receivable based on type of borrowers and delinquency as of December 31, 2022 and December 31, 2023:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total loans receivable
December 31, 2022
New borrowers	20,171	1,294	1,215	1,057	23,737	293,416	317,153
Repeat borrowers	67,249	10,514	10,537	10,113	98,413	2,015,221	2,113,634

Total	87,420	11,808	11,752	11,170	122,150	2,308,637	2,430,787

December 31, 2023
New borrowers	17,546	1,668	581	304	20,099	303,028	323,127
Repeat borrowers	44,358	6,270	6,317	4,040	60,985	957,826	1,018,811

Total	61,904	7,938	6,898	4,344	81,084	1,260,854	1,341,938

As the average tenor of loans facilitated on domestic and overseas platform are around 8.4 months and 90.7 days, respectively, substantially all of the loans receivable balance as of December 31, 2023 are originated in 2023.
As of December 31, 2022 and 2023, loans receivable amounting to RMB34,730 and RMB19,180 were past due for 90 days or more with no interest accrued. Interest income for non-accrual
loans receivable is recognized on a cash basis. For the years ended December 31, 2021, 2022 and 2023, interest income earned from non-accrual
loans receivable were not material.
Management performs a quarterly evaluation of the adequacy of credit loss allowance for loans receivable based on expectations of lifetime credit losses based on historical default experience, known or inherent risks in the portfolio, current economic conditions and macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. When forecasting macroeconomic factors, management primarily considered gross domestic product, consumer price index and other pertinent factors such as money supply wherein M1 money supply was determined to be the most relevant to the Group’s business. The allowance is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

4. Prepaid expenses and other assets
Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Security deposits and other deposits 1	2,762,191	2,638,019
Deductible value-added taxes	51,024	38,628
Prepaid online marketing expenses	18,347	8,859
Advances 2	16,880	531,894
Others	118,309	166,917

	2,966,751	3,384,317

1
Security deposits and other deposits primarily include security deposits and rental deposits. Security deposits were set aside as requested by certain institutional funding partners, held in deposit accounts with the institutional funding partners. As of December 31, 2022 and 2023, security deposits set aside by the Group amounted to RMB2,678,269 and RMB 2,599,603, respectively.

2	Advances primarily include down payment for purchasing office premises for the Group of RMB 514,860 as of December 31, 2023.
5. Property, equipment and software, net
Property, equipment and software, net consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Computer and electronic equipment	286,108	293,824
Office furniture and equipment	22,314	23,191
Leasehold improvement (Note 2(o))	32,418	33,890
Software	51,426	63,464

Total	392,266	414,369
Less: Accumulated depreciation and amortization 1	(250,921)	(273,436)

Property, equipment and software, net	141,345	140,933

1	Depreciation and amortization expenses for the years ended December 31, 2021, 2022 and 2023 was RMB37,277, RMB23,825 and RMB22,515 respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

6. Intangible assets
Intangible assets consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Micro-Lending License	63,760	63,760
Factoring License	265	265
Financial Leasing License 1	255	—
Insurance Brokerage License	34,667	34,667
Less: impairment	(255)	—

Intangible assets	98,692	98,692

1
In 2022, the Financial Leasing License related to Zhongyu Zhuhai Financial Leasing Co., Ltd was revoked and therefore full impairment was provided and provision for intangible assets was written off at the end of the year
.

7. Accounts receivable and contract assets
The following table presents the accounts receivable and contract assets as of December 31, 2022 and 2023:

	As of December 31,
	2022	2023
	RMB	RMB
Accounts receivable and contract assets	2,714,363	2,518,932
Credit loss allowance for accounts receivable and contract assets	(496,918)	(310,394)

Accounts receivable and contract assets, net	2,217,445	2,208,538

The Group evaluates expected credit losses of accounts receivable and contract assets on a collective basis based on the type of customers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer may change during the life of the portfolio. The following table presents accounts receivable and contract assets based on type of customers and delinquency as of December 31, 2022 and 2023:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total accounts receivable and contract assets
December 31, 2022
New borrowers	30,579	7,622	6,864	6,911	51,976	332,988	384,964
Repeat borrowers	107,109	26,115	23,335	22,319	178,878	1,528,893	1,707,771
Institutions	—	—	—	—	—	621,628	621,628

Total	137,688	33,737	30,199	29,230	230,854	2,483,509	2,714,363

December 31, 2023
New borrowers	37,936	7,878	7,581	6,898	60,293	393,265	453,558
Repeat borrowers	127,002	30,126	27,264	25,409	209,801	1,628,173	1,837,974
Institutions	—	—	—	—	—	227,400	227,400

Total	164,938	38,004	34,845	32,307	270,094	2,248,838	2,518,932

As the average tenor of loans facilitated on domestic and overseas platform are around 8.4 months and 90.7 days, respectively, substantially all of the accounts receivable and contract assets balance as of December 31, 2023 are originated in 2023.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

7. Accounts receivable and contract assets (continued)

As disclosed in note 2(k), the Company
writes-off
the domestic and overseas accounts receivable and contract assets and the related allowance when the accounts receivable and contract assets are delinquent for 180 days or more and 30 days or more, respectively.
The following table sets forth the movement of credit loss allowance for accounts receivable and contract assets as of December 31, 2022 and 2023, respectively:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Beginning balance	188,725	250,696	496,918
Provision for accounts receivable and contract assets	139,226	390,882	253,948
Current period write-off	(77,255)	(144,660)	(440,472)

Ending balance	250,696	496,918	310,394

8. Employee benefits
The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income for such employee benefits amounted to approximately RMB140,135, RMB199,411 and RMB199,002 for the years ended December 31, 2021, 2022 and 2023, respectively.
9. Accrued expenses and other liabilities
Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2022	2023
	RMB	RMB
Funds payable to institutional funding partners 1	361,214	415,033
Accrued marketing expense	262,016	241,139
Accrued collection service fee	41,213	37,139
Accrued technical services expense	58,460	30,079
Accrued payment channel expenses	33,872	34,577
Accrued professional service fee	28,734	26,028
Payable to platform users	78,766	78,766
Others	44,433	79,004

	908,708	941,765

1	The balance of payable mainly includes funds received from borrowers but not yet transferred to the institutional funding partners due to the settlement time lag.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

10. Related party balances and transactions
The Group conducts transactions with multiple related parties, and only amounts and balances of major transactions are shown below:
Transaction with PPcredit and Shanghai Gouya
Amounts incurred by the Group

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
PPcredit
Data collection service expense 1	7,503	37	—

Amounts due to related parties

	As of December 31,
	2022	2023
	RMB	RMB
PPcredit	1,000	10
Gouya 2	NA	124

Total	1,000	134

Amounts due from related parties

	As of December 31,
	2022	2023
	RMB	RMB
PPcredit	—	3,900

Total	—	3,900

1
PPcredit Data Service (Shanghai) Co., Ltd. (“PPcredit”) was founded in April 2016 by the founders of the Group to provide data collection services. The Group mainly uses PPcredit as a data provider since PPcredit was established. The price for the service is determined based on the price charged by other market participants.

2
Shanghai Gouya Technology Co., Ltd. (“Gouya”) was founded in Novemb
e
r 2020 by the founders of the Group to provide smart vending machine services. In August 2023, the Group disposed of 70% of the interest it held in Gouya and Gouya became one of the related parties of the Group thereof.

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
The PRC
On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”), which will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. In January 2018, Shanghai Shanghu was approved the Software Enterprise Status. In accordance with PRC EIT Law, Shanghai Shanghu was entitled to enjoy full income tax exemption for 2017 and 2018, and a preferential income tax rate of 12.5% f rom
 2019 to 2021. In November 2021, Shanghai Shanghu was qualified as HNTE and was entitled to a preferential income tax rate of 15% from 2021 to 2023. In 2020, Hainan Shanghu applied for Software Enterprise Status and obtained Software Enterprise Status in 2021. In accordance with PRC EIT Law, Hainan Shanghu is entitled to enjoy full exemption from EIT for two years beginning from 2020 to 2021, and a preferential income tax rate of 12.5% from 2022 to 2024. In July 2023, Hainan Shenxin was recognized as Hainan encouraged industrial enterprise and was entitled to a preferential income tax rate of

15
%.
The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for the PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25%
for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC
company is located.” Based on management’s review of surrounding facts and circumstances, the Group does not believe that it is likely that its entities registered outside of the PRC should be considered as resident enterprises for the PRC tax purposes.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (continued)

The PRC (continued)

The EIT Law also imposes a withholding income tax of 10%
on dividends distributed by a FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company incorporated, does not have such tax treaty with China. According to the arrangement between the mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, starting from January 1, 2018, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than
5% (if the foreign investor owns directly at least 25% of the shares of the FIE). In accordance with accounting guidance, all undistributed earnings are presumed to be transferred to the parent company and are subject to the withholding taxes.
Starting from 2020, the Company decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company for dividend distribution purposes. The Group accrued RMB74 million and RMB88 million withholding tax liabilities based on a 10% tax rate for certain percentage of the PRC subsidiaries’ profits to be distributed in 2022 and 2023, respectively. As of December 31, 2022 and 2023, apart from the subsidiaries mentioned above, no deferred tax liabilities were provided for the accumulated undistributed profits of PRC subsidiaries, respectively. The Group still intends to indefinitely reinvest these remaining undistributed earnings in its PRC subsidiaries.
The Group has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of the consolidated VIEs, which amounted to RMB3,723 million at December 31, 2023 as, after review, it was determined that relevant tax laws and regulations provide for tax-free
transfer of such amounts to the Group’s PRC subsidiaries.
Composition of income tax expenses
The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income during the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Current income tax expenses	503,139	823,839	991,644
Deferred income tax expense	(262,321)	(369,064)	(596,544)

Total	240,818	454,775	395,100

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate
The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2021, 2022 and 2023 and does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2023.
The following table sets forth reconciliation between the computed expected tax expenses (benefit) rate and the effective income tax rate:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Statutory tax rate	25%	25%	25%
Research and development tax credit	(3)%	(3)%	(2)%
Effect of tax holiday 1	(17)%	(10)%	(13)%
Change in valuation allowance	1%	1%	(1)%
Non-deductible expenses	1%	1%	1%
Withholding tax	2%	3%	4%

Effective income tax rate	9%	17%	14%

1
As Hainan Shanghu obtained software enterprise status in the fourth quarter of 2021, the Group reversed a total of RMB220.2 million tax expenses in the fourth quarter of 2021 including RMB76.1 million related to 2020 and RMB144.1 million related to the first three quarters of 2021. As Hainan Shenxin obtained encouraged industrial enterprise status in 2023, the Group reversed a total of RMB14.7 million tax expenses in the fourth quarter of 2023 including RMB2.6 million related to 2021, RMB4.2 million related to 2022 and RMB7.9 million related to the first half
of 2023.

The aggregate amount and per share effect of the tax holidays are as follows

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Tax holiday effect	471,798	279,033	356,159
Net profit per share effect
- Basic	0.33	0.20	0.27

- Diluted	0.32	0.19	0.26

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

11. Taxation (continued)

Deferred tax assets
The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2022	2023
	RMB	RMB
Deferred tax assets:
Timing difference in revenue recognition	582,404	1,085,749
Provision for accounts receivable and contract assets and loans receivable	259,608	383,871
Accumulated tax losses-carry forward	142,609	182,155
Payroll and welfare payable and other temporary differences	16,578	60,407
Quality assurance obligations	33,916	7,069
Less: Valuation allowance	(115,754)	(94,926)

Total deferred tax assets	919,361	1,624,325

Deferred tax liabilities:
Intangible assets arisen from business combination and asset acquisition	(24,607)	(24,607)
Unrealized gain in consolidated trusts	(57,675)	(56,535)
Withholding tax for undistributed earnings	(149,906)	(259,466)

Total deferred tax liabilities	(232,188)	(340,608)

Movement of valuation allowances

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
At beginning of year	42,233	89,117	115,754
Current year additions	50,925	42,322	44,113
Current year reversals	(4,041)	(15,685)	(64,941)

At end of year	89,117	115,754	94,926

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2022 and 2023, valuation allowances on deferred tax assets mainly arising from tax losses carry forwards were provided because it was more likely than not
that the Group will not be able to utilize such tax losses carry forward and certain deductible expenses generated by certain unprofitable subsidiaries.
As of December 31, 2023, total tax losses carry forward of the Company’s subsidiaries in the PRC of approximately
 RMB745,187, will expire if not used between 2024 and 2028. The applicable carry-forward limitation period is 5 years under the PRC EIT law.
Uncertain tax positions
The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2022 and 2023, the Group did not have any significant unrecognized uncertain tax positions.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

12. Ordinary shares and treasury stock
FinVolution Group adopted a dual class share structure. For the years ended December 31, 2021, 2022 and 2023, the Company repurchased 4,171,000, 59,088,885 and 107,601,530 Class A ordinary shares on the open market for an aggregate cash consideration of US$2.5 million (RMB16.2 million), US$51.0 million (RMB343.8 million) and US$97.9 million (RMB691.5 million). The weighted average price of these shares repurchased were US$0.60, US$0.86 and US$0.91 per share. These issued and repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity.
For the years ended December 31, 2021, 2022 and 2023, certain Class B ordinary shareholders sold 1,800,000, 10,000,000 and nil Class B ordinary shares on the open market which were automatically transferred into Class A ordinary shares upon completion of the transaction
s
.
As of December 31, 2023, 1,550,071,169 ordinary shares have been issued at par value of US$0.00001, including (i) 980,871,169 Class A ordinary shares and (ii) 569,200,000 Class B ordinary shares.
13. Share-based compensation
The Group recognizes share-based compensation, net of estimated forfeitures, on a straight line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the Consolidated Statements of Operations for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2021, 2022 and 2023.
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

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

13. Share-based compensation (continued)

Share Options
The following table sets forth the stock option shares activities under all the option plans for the years ended December 31, 2021, 2022 and 2023:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$		US$
Outstanding at December 31, 2021	7,074,035	0.5331	1.24	3,607

Expired	(57,505)	0.3200	—	—
Exercised	(3,925,830)	0.3211	—	—

Outstanding at December 31, 2022	3,090,700	0.8064	1.07	836

Granted	5,144,600	0.7940	—	—
Expired	(150,000)	1.4000	—	—
Exercised	(186,560)	0.3300	—	—

Outstanding at December 31, 2023	7,898,740	0.7983	2.90	1,782

Vested and expected to vest at December 31, 2023	7,897,801	0.7983	2.90	1,781
Exercisable as of December 31, 2023	2,405,415	0.8755	0.18	598
For the years ended December 31, 2021, 2022 and 2023, total share-based compensation expenses recognized related to the share options were RMB774, RMB365 and RMB2,889, respectively. As of December 31, 2023, the unrecognized compensation cost was RMB11,139. These amounts are expected to be recognized over a weighted average period of 3.10 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.
The aggregate intrinsic value as of December 31, 2021, 2022 and 2023 is calculated as the difference between the exercise prices of the options and the per-share
market price.
The weighted average grant-date
per-share
fair value of options granted during the years ended December 31, 2021, 2022 and 2023 was nil, nil and US$0.37, respectively.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

13. Share-based compensation (continued)

Share Options (continued)
The fair value of each option granted under the Company’s Incentive Shares plan was estimated on the date of grant using the binomial model that uses the assumption noted in the following table:

Options Granted in 2023
RMB
Risk-free interest rate	3.5%
Expected life (in years)	5
Expected dividend yield	4.79%
Expected volatility	78.82%
Exercise multiple	2.2-2.8
RSUs
The following table sets forth the Company’s RSUs activities under all incentive plans for the years ended December 31, 2021, 2022 and 2023:

	Number of RSUs	Weighted- average grant date fair value
		US$
Unvested at December 31, 2021	72,917,745	0.5452

Granted	18,899,005	0.7949
Vested	(34,568,420)	0.4956
Canceled/Forfeited	(3,954,590)	0.7580

Unvested at December 31, 2022	53,293,740	0.6510

Granted	42,890,835	0.8108
Vested	(20,613,140)	0.6130
Canceled/Forfeited	(7,377,125)	0.6478

Unvested at December 31, 2023	68,194,310	0.7724

Total share-based compensation cost for the RSUs amounted to RMB94,439, RMB88,665 and RMB113,518 for the years ended December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, there was RMB286,276 unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.58 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

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
Basic net profit per share and diluted net profit per share have been calculated in accordance with ASC Topic 260 on computation of earnings per share for the years ended December 31, 2021, 2022 and 2023 as follows:

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB
Basic net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	2,508,947	2,266,382	2,340,835

Denominator:
Weighted average number of ordinary shares outstanding—basic	1,420,870,790	1,412,648,862	1,374,713,018

Net profit per share attributable to FinVolution Group’s ordinary shareholders —basic	1.77	1.60	1.70
Diluted net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	2,508,947	2,266,382	2,340,835

Denominator:
Weighted average number of ordinary shares outstanding—basic	1,420,870,790	1,412,648,862	1,374,713,018
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	8,495,974	2,330,707	1,395,803
Ordinary shares issuable upon the vesting of outstanding RSUs using the treasury stock method	53,135,068	39,311,747	26,838,740
Weighted average number of ordinary shares outstanding—diluted	1,482,501,832	1,454,291,316	1,402,947,561

Net profit per share attributable to FinVolution Group’s ordinary shareholders — diluted	1.69	1.56	1.67

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
(a) The following table sets forth the breakdown of leasing expenses:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Lease cost:
Amortization of right-of-use assets	36,094	39,311
Interest of lease liabilities	5,087	7,246
Expenses for short-term leases within 12 months	5,461	5,394

Total lease cost	46,642	51,951

(b) The following table sets forth the supplemental cash flow information related to leases:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Other information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	40,837	43,539

(c) The following table sets forth the weighted-average remaining lease term and discount rate:

	As of December 31,
	2022	2023
Weighted-average remaining lease term
Operating leases	5.31 years	2.71 years
Weighted-average discount rate
Operating leases	4.84%	4.66%

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

15. Leases (continued)

(d) The following table sets forth the movement of right of use assets for the years ended December 31, 2022 and 2023:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Beginning balance	49,138	192,428
Recognition of additional leasing contract	179,384	28,349
De-recognition of leasing contract	—	(143,356)
Amortization of right of use assets	(36,094)	(39,311)

Ending balance	192,428	38,110

(e) The following table sets forth the movement of leasing liabilities for the years ended December 31, 2022 and 2023:

	For the years ended December 31,
	2022	2023
	RMB	RMB
Beginning balance	33,356	176,990
Recognition of additional leasing contract	179,384	28,349
De-recognition of leasing contract	—	(133,168)
Interest of lease liabilities	5,087	7,246
Leasing payment	(40,837)	(43,539)

Ending balance	176,990	35,878

(f) The following table sets forth the maturities of lease liabilities:

As of
December 31, 2023
RMB
2024	20,232
2025	10,011
2026	6,485
2027	796
2028	202

Total undiscounted lease payments	37,726
Less: Imputed interest	(1,848)

Total lease liabilities	35,878

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

16. Commitments and contingencies
(a) Capital and other commitments
The Group did not have capital and other significant commitments, long-term obligations, or guarantees as of December 31, 2023.
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
Current PRC laws and regulations include limitations on foreign ownership in PRC companies that conduct online business. Specifically, foreign investors are not allowed to own any equity interests in any entity conducting online business. Since the Company is incorporated in the Cayman Islands, neither the Company nor its PRC subsidiary is eligible to conduct online business in the PRC. To comply with PRC laws and regulations, the Company conducts its operations in China through a series of contractual arrangements entered into among its wholly owned PRC subsidiaries, the WOFEs, its affiliated PRC entities, the VIEs and the VIEs’ shareholders.
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
ii)
VIE Enforceability
In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, the WOFEs and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, shareholders of certain VIEs are founders of the Group, who collectively controls more than 50%
of total voting power. Therefore, the enforceability of the contractual agreements between VIEs and their shareholders depends on whether shareholders or their PRC holding entities will fulfill these contractual agreements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements.

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

17. Restricted net assets
Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax
income prior to payment of any dividends. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 7,859,193 or 56.7% of the consolidated net assets of the Group as of December 31, 2023. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders. Furthermore, cash transfers from the Group’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Group, or otherwise satisfy their foreign currency denominated obligations.

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
The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2023.

	As of December 31,
	2022	2023
	RMB	RMB	US$ Note2(e)
Assets
Cash and cash equivalents	21,990	67,403	9,494
Short-term investments	48,752	—	—
Prepaid expenses and other assets	13,582	18,290	2,576
Amounts due from Group companies	641,549	1,108,198	156,085
Investment in subsidiaries 1	13,049,302	15,373,634	2,165,331

Total assets	13,775,175	16,567,525	2,333,486

Liabilities and Shareholders’ Equity
Accrued expenses and other liabilities	3,291	1,418	200
Amounts due to Group companies	1,400,183	2,817,322	396,812

Total liabilities	1,403,474	2,818,740	397,012

Shareholders’ equity :
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2022 and 2023; 980,871,169 and 980,871,169 issued as of December 31, 2022 and 2023; 843,996,769 and 757,194,939 outstanding as of December 31, 2022 and 2023)	64	64	9
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2022 and 2023; 569,200,000 i ssued and outstanding as of December 31, 2022 and 2023)	39	39	6
Additional paid-in capital	5,692,703	5,748,734	809,692
Treasury stock (136,874,400 and 223,676,230 shares as of December 31, 2022 and 2023)	(568,595)	(1,199,683)	(168,972)
Statutory reserves	698,401	762,472	107,392
Accumulated other comprehensive income	52,237	80,006	11,267
Retained earnings	6,496,852	8,357,153	1,177,080

Total shareholders’ equity	12,371,701	13,748,785	1,936,474

Total liabilities and shareholders’ equity	13,775,175	16,567,525	2,333,486

1	The subsidiaries consolidate the VIEs and their subsidiaries (including the consolidated trusts).

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

18. Condensed financial information of the parent company (continued)

Statements of comprehensive income

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ Note 2(e)
Operating expenses
General and administrative expenses	(18,617)	(20,027)	(19,446)	(2,739)

Profits from operations
Other income, net	1,502	(1,100)	34,670	4,883
Income from subsidiaries	2,526,062	2,287,509	2,325,611	327,555

Net profit	2,508,947	2,266,382	2,340,835	329,699

Net profit attributable to ordinary shareholders	2,508,947	2,266,382	2,340,835	329,699

Statements of cash flows

	For the years ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$ Note 2(e)
Net cash provided by (used in) operating activities for Third-parties	(45,587)	(36,357)	9,545	1,344

Net cash provided by (used in) operating activities	(45,587)	(36,357)	9,545	1,344

Collection of loans from Group companies	846,737	455,144	32,913	4,636
Cash paid as loans extended to Group companies	(238,254)	(402,570)	(499,562)	(70,362)
Other investing activities	—	(48,275)	—	—

Net cash (used in) provided by investing activities	608,483	4,299	(466,649)	(65,726)

Repayment of loans to Group companies	(839,719)	(487,333)	(74,346)	(10,471)
Cash received as loans from Group companies	603,955	1,240,317	1,491,485	210,071
Other financing activities	(310,221)	(702,674)	(1,110,984)	(156,479)

Net cash provided by (used in) financing activities	(545,985)	50,310	306,155	43,121

FINVOLUTION GROUP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(All amounts in thousands, except share data, or otherwise noted)

19. Geographic information
The following table presents revenue by geographic area, the PRC, Indonesia and all other countries, based on the geographic location for the years ended December 31, 2021, 2022 and 2023. No revenue resulting from an individual country other than the PRC and Indonesia accounted for more than
10
% of revenue for the presented years.

	2021	2022	2023
Total Revenue
The PRC	8,643,683	9,984,500	10,410,574
Indonesia	701,642	1,067,429	1,885,586
Others	124,803	82,274	251,285

	9,470,128	11,134,203	12,547,445

20. Subsequent events
On March 18, 2024, the Board of Directors of the Company unanimously approved a cash dividend of US$ 0.237 (RMB1.71) per ADS, and is expected to be distributed on or around May 7, 2024 to shareholders of record as of the close of business on April 16, 2024.