Form 20-F
period 2024-12-31
FinVolution Group
filed 2025-04-18
CIK 1691445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

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

Not Applicable

(Title of Class)

As of December 31, 2024, there were 1,266,250,724 ordinary shares outstanding, consisting of 699,550,724 Class A ordinary shares and 566,700,000 Class B ordinary shares, both with a par value of US$0.00001 per share.

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standard Board ☐	Other ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires in this annual report on Form 20-F:

●	“ADSs” refer to our American depositary shares, each of which represents five Class A ordinary shares;

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

●	“outstanding loan balance” as of a given date refers to, in the case of the China market, the balance of outstanding loans facilitated on our platform in China excluding loans delinquent for more than 180 days from such date, and in the case of the overseas markets, the balance of outstanding loans facilitated on our platforms in the overseas markets excluding loans delinquent for more than 30 days from such date;

●	“ordinary shares” refer to our Class A and Class B ordinary shares, par value US$0.00001 per share;

●	“overseas markets” refer to our markets outside China;

●	“RMB” and “Renminbi” refer to the legal currency of China;

●	“US$,” “U.S. dollars,” “$,” and “dollars” refer to the legal currency of the United States;

●	“we,” “us,” “our company,” “our” and “FinVolution” refer to FinVolution Group, our Cayman Islands holding company, its direct and indirect subsidiaries. Our operations in China are primarily through (i) our PRC subsidiaries, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, including Beijing Paipairongxin Investment Consulting Co., Ltd., Shanghai Zihe Information Technology Group Co., Ltd., and Shanghai Ledao Technology Co., Ltd., and (iii) the subsidiaries of the consolidated variable interest entities. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements in accordance with U.S. GAAP for accounting purposes. Investors are purchasing an interest in FinVolution Group, a Cayman Islands holding company with no operations of its own. FinVolution Group does not have any equity ownership in the consolidated variable interest entities; and

●	“WFOEs” refer to Shanghai Guangjian Information Technology Co., Ltd. and Shanghai Manyin Information Technology Co., Ltd., our wholly owned subsidiaries in China.

Our reporting currency is the Renminbi because the majority of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB7.2993 to US$1.00, the noon buying rate on December 31, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 11, 2025, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB7.2915 to US$1.00.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our mission and strategies;

●	our future business development, financial condition and results of operations;

●	the expected growth of the online consumer finance platform market;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with institutional funding partners and borrowers;

●	competition in our industry;

●	general economic and business condition in the markets where we have operations; and

●	government policies and regulations relating to our industry.

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

Notes:

(1)	Beijing Paipairongxin currently has four shareholders: Jun Zhang, our co-founder and director, Tiezheng Li, our co-founder, vice chairman and chief executive officer, Honghui Hu, our co-founder and director, and Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 13.22%, 4.81%, 12.85%, and 69.12% of Beijing Paipairongxin’s equity interests, respectively.

(2)	Shanghai Zihe currently has four shareholders: Jun Zhang, our co-founder and director, Tiezheng Li, our co-founder, vice chairman and chief executive officer, Honghui Hu, our co-founder and director, Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 25% of Shanghai Zihe’s equity interests, respectively.

(3)	Shanghai Ledao currently has two shareholders: Lizhong Chen, a family relative of Tiezheng Li, and Yejun Jiang, a family relative of Honghui Hu, each holding 50% of Shanghai Ledao’s equity interests, respectively.

(4)	The remaining 20% equity interest is held by an unrelated third party.

(5)	The remaining 51% equity interest is held by our company an intermediate entity.

FinVolution Group is not an operating company in China but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities. Our operations in China are primarily through (i) our PRC subsidiaries, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, and (iii) the subsidiaries of the consolidated variable interest entities. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services business, such as the internet content provision services and online data processing and transaction processing services. Accordingly, we operate these businesses in China through the consolidated variable interest entities and their respective subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their respective shareholders to direct the activities of operation of the consolidated variable interest entities and their respective subsidiaries. This structure provides investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the consolidated variable interest entities and their respective subsidiaries accounted for 83.9%, 78.6% and 75.0% of our total revenues for 2022, 2023 and 2024, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to FinVolution Group, its subsidiaries, and, in the context of describing our operations in China and consolidated financial information, the consolidated variable interest entities and their respective subsidiaries in China, including but not limited to (i) Beijing Paipairongxin Investment Consulting Co., Ltd., or Beijing Paipairongxin, which was established in June 2012; (ii) Shanghai PPDai Financial Information Service Co., Ltd., or Shanghai PPDai, a subsidiary of Beijing Paipairongxin, which was established in January 2011 and operates our ppdai.com website and PPDai mobile application; (iii) Hefei PPDai Information Technology Co., Ltd., a subsidiary of Shanghai PPDai and Beijing Paipairongxin, which was established in December 2016 and holds the value-added telecommunication business operation license for operation of call center services; (iv) Shanghai Erxu Information Technology Co., Ltd., or Shanghai Erxu, a subsidiary of Shanghai Zihe, which was established in April 2018 and primarily focuses on partnering with our other subsidiaries to introduce borrowers to institutional funding partners and match transactions; and (v) Shanghai Ledao Technology Co., Ltd., or Shanghai Ledao, which was established in January 2019 and currently does not engage in any business operations. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not and may never have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries.

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

We face various legal and operational risks and uncertainties related to doing business in China. The majority of our business operations are in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in China, please refer to risks disclosed under “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China.”

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCA Act, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor.

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

In addition, given the rapid evolving of the online consumer finance industry and the uncertainties of interpretation and implementation of applicable laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platforms in the future. For example, when facilitating the connection of borrowers to our institutional funding partners to match transactions, Shanghai Erxu, in partnership with our other subsidiaries, also provides borrower information and preliminary credit assessment services for the referred borrowers. If regulatory authorities categorize these services as credit reference business or information provision activities, we may be requested to obtain a license for individual credit reference business, or alternatively, engage in collaborations with licensed credit reference agencies and submit the related cooperation agreements with the People’s Bank of China or its provincial branches. If we cannot obtain the regulatory approval or complete the filing in a timely manner, we may be deemed as violating the laws and regulations relating to credit reference services and subject to regulatory penalties, including cessation of business operations, confiscation of illegal gains, fines from RMB50,000 to RMB500,000, and even criminal liability. If we, our subsidiaries, the consolidated variable interest entities or their subsidiaries do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, or if we are required to obtain additional permissions or approvals in the future due to changes of laws, regulations or interpretations, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all. Any such circumstance could subject us to penalties, including fines, injunctions, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

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

Enforceability of Civil Liabilities

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability;

●	an effective judicial system;

●	a favorable tax system;

●	the absence of exchange control or currency restrictions; and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to:

●	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

●	with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in state or federal courts of the United States.

Our memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

The majority of our operations are conducted in China, and a significant portion of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and a significant portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States, in the event that you believe that your rights have been infringed under the securities laws of the United States or any state in the United States.

Maples and Calder (Hong Kong) LLP, our legal counsel as to Cayman Islands law, and Hui Ye Law Firm, our legal counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB8.0 billion, RMB7.9 billion and RMB8.6 billion (US$1.2 billion) as of December 31, 2022, 2023 and 2024, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the consolidated variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.”

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to FinVolution Group, the parent company, by our subsidiaries.

Under PRC law, FinVolution Group may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements.

As of December 31, 2024, FinVolution Group, the parent company, had made cumulative capital contribution of RMB1,291.4 million (US$176.9 million) to our PRC subsidiaries through intermediate holding companies.

The consolidated variable interest entities may transfer cash to the corresponding PRC subsidiaries by paying service fees according to the restated exclusive technology consulting and service agreement or the exclusive technology consulting and service framework agreements, as applicable. Pursuant to these agreements between each of the consolidated variable interest entities and its corresponding PRC subsidiary, each of the consolidated variable interest entities agrees to pay the corresponding PRC subsidiary for technology consulting and service at an amount as determined on a case-by-case basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by the corresponding PRC subsidiary and its employees, the commercial value of the technology consulting and service to be provided by the corresponding PRC subsidiary, and the revenue the consolidated variable interest entity generates due to the technology consulting and service provided by the corresponding PRC subsidiary. For the years ended December 31, 2022, 2023 and 2024, the service fees paid by the consolidated variable interest entities to the PRC subsidiaries through technical development service arrangements and technical support service arrangements were RMB3,598.8 million, RMB2,132.2 million and RMB829.0 million (US$113.6 million), respectively. If there is any amount payable to corresponding PRC subsidiaries under the contractual arrangements, the consolidated variable interest entities will settle the amount accordingly.

The following is a summary of cash transfers that have occurred between our subsidiaries and the consolidated variable interest entities:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Cash paid by the consolidated variable interest entities to our subsidiaries under service agreements(1)	(3,598,761)	(2,132,263)	(828,977)
Cash received by the consolidated variable interest entities from our subsidiaries under service agreements(2)	650,751	555,623	599,941
Capital contribution by the consolidated variable interest entities to our subsidiaries for intra-group investing(3)	(10,020)	—	—
Collection of loans by the consolidated variable interest entities from our subsidiaries for intra-group investing(4)	72,373	122,365	228,155
Cash paid as loans by the consolidated variable interest entities to our subsidiaries for intra-group investing(5)	(304,533)	(408,030)	(215,882)
Repayment of loans by the consolidated variable interest entities to our subsidiaries for intra-group financing(6)	(134,307)	(1,667,749)	(3,655,152)
Cash received as loans by the consolidated variable interest entities from our subsidiaries for intra-group financing(7)	1,533,401	1,357,249	3,576,456

Notes:

(1)	Represents the “cash used in operating activities under service agreements for group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the cash paid by the consolidated variable interest entities for intercompany services, including technical development services and technical support services.

(2)	Represents the “cash provided by operating activities under service agreements for group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the cash received by the consolidated variable interest entities for intercompany services, including technical development services and technical support services.

(3)	Represents the “capital contribution to group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the capital contribution by the consolidated variable interest entities to group companies.

(4)	Represents the “collection of loans from group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the collection of loans by the consolidated variable interest entities from group companies.

(5)	Represents the “cash paid as loans extended to group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the cash paid as loans by the consolidated variable interest entities to group companies.

(6)	Represents the “repayment of loans to group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the repayment of loans by the consolidated variable interest entities to group companies.

(7)	Represents the “cash received as loans from group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the cash received as loans by the consolidated variable interest entities from group companies.

For the years ended December 31, 2022, 2023 and 2024, except as disclosed above, no transfers of other assets, dividends or distributions were made between the holding company, our subsidiaries, and consolidated variable interest entities.

Our board of directors declared dividends in every March from 2019 to 2025. In addition, in March 2025, our board of directors approved a revised annual cash dividend policy, under which we will declare and distribute a recurring cash dividend of between 20% and 30% of the Company’s net income after tax from the previous fiscal year going forward. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and United States federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” For the years ended December 31, 2022, 2023 and 2024, dividends made to U.S. investors were RMB372.5 million, RMB416.5 million and RMB441.3 million (US$60.5 million).

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future according to our dividend policy:

Taxation Scenario (i)
Statutory Tax and Standard Rates
Hypothetical pre-tax earnings(ii)	100%
Tax on earnings at statutory rate of 25%(iii)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(iv)	(7.5)%
Net distribution to parent/shareholders	67.5%

Notes:

(i)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.

(ii)	Under the terms of contractual arrangements, our PRC subsidiaries may charge the consolidated variable interest entities for services provided to the consolidated variable interest entities. These fees shall be recognized as expenses of the consolidated variable interest entities, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and the consolidated variable interest entities file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the consolidated variable interest entities and as income by our PRC subsidiaries and are tax neutral.

(iii)	Certain of our PRC subsidiaries and the consolidated variable interest entities qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.

(iv)	The Enterprise Income Tax Law of the PRC imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2024
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party revenues	—	3,265,730	4,062	9,796,032	—	13,065,824
Group company revenues(1)	—	2,413,822	14,071	391,348	(2,819,241)	—
Net revenues	—	5,679,552	18,133	10,187,380	(2,819,241)	13,065,824
Third-party expenses	(11,636)	(1,503,781)	(13,343)	(3,777,621)	—	(5,306,381)
Group company expenses(1)	—	(405,533)	(112)	(2,414,323)	2,819,968	—
Related party expenses	—	—	—	—	—	—
Provision for accounts receivable and contract assets	—	(179,728)	—	(137,321)	—	(317,049)
Provision for loans receivable	—	(282,357)	1,167	(38,823)	—	(320,013)
Credit losses for quality assurance commitment	—	(1,002,300)	—	(3,584,954)	—	(4,587,254)
Total operating expenses	(11,636)	(3,373,699)	(12,288)	(9,953,042)	2,819,968	(10,530,697)
Income (loss) from subsidiaries(2)	2,382,621	351,993	1,784,730	6,099	(4,525,443)	—
Loss of the consolidated variable interest entities	—	—	348,886	—	(348,886)	—
Income from operations	2,370,985	2,657,846	2,139,461	240,437	(4,873,602)	2,535,127
Other income, net	12,161	87,751	1,624	197,116	11,471	310,123
Profit before income tax expenses	2,383,146	2,745,597	2,141,085	437,553	(4,862,131)	2,845,250
Income tax expenses	—	(364,376)	(4,362)	(88,667)	—	(457,405)
Net profit	2,383,146	2,381,221	2,136,723	348,886	(4,862,131)	2,387,845
Net profit attributable to non-controlling interest shareholders	—	1,400	—	—	(6,099)	(4,699)
Net profit attributable to FinVolution Group’s ordinary shareholders	2,383,146	2,382,621	2,136,723	348,886	(4,868,230)	2,383,146

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2023
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party revenues	—	2,685,155	2,751	9,859,539	—	12,547,445
Group company revenues(1)	—	3,542,003	16,158	498,189	(4,056,350)	—
Net revenues	—	6,227,158	18,909	10,357,728	(4,056,350)	12,547,445
Third-party expenses	(19,446)	(1,226,081)	(21,154)	(3,633,284)	—	(4,899,965)
Group company expenses(1)	—	(516,395)	(2,927)	(3,542,004)	4,061,326	—
Related party expenses	—	—	—	—	—	—
Provision for accounts receivable and contract assets	—	(175,800)	—	(78,148)	—	(253,948)
Provision for loans receivable	—	(557,338)	889	(30,394)	—	(586,843)
Credit losses for quality assurance commitment	—	(865,628)	—	(3,557,174)	—	(4,422,802)
Total operating expenses	(19,446)	(3,341,242)	(23,192)	(10,841,004)	4,061,326	(10,163,558)
Income (loss) from subsidiaries(2)	2,325,611	(286,503)	2,858,976	3,719	(4,901,803)	—
Loss of the consolidated variable interest entities	—	—	(282,595)	—	282,595	—
Income from operations	2,306,165	2,599,413	2,572,098	(479,557)	(4,614,232)	2,383,887
Other income, net	34,670	125,117	375	232,074	2,462	394,698
Profit before income tax expenses	2,340,835	2,724,530	2,572,473	(247,483)	(4,611,770)	2,778,585
Income tax expenses	—	(359,988)	—	(35,112)	—	(395,100)
Net profit	2,340,835	2,364,542	2,572,473	(282,595)	(4,611,770)	2,383,485
Net profit attributable to non-controlling interest shareholders	—	(38,931)	—	—	(3,719)	(42,650)
Net profit attributable to FinVolution Group’s ordinary shareholders	2,340,835	2,325,611	2,572,473	(282,595)	(4,615,489)	2,340,835

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2022
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party revenues	—	1,790,631	3,141	9,340,431	—	11,134,203
Group company revenues(1)	—	3,296,525	14,431	535,053	(3,846,009)	—
Net revenues	—	5,087,156	17,572	9,875,484	(3,846,009)	11,134,203
Third-party expenses	(20,027)	(1,012,268)	(17,525)	(3,567,004)	—	(4,616,824)
Group company expenses(1)	—	(501,323)	(1,006)	(3,343,680)	3,846,009	—
Related party expenses	—	—	—	(37)	—	(37)
Provision for accounts receivable and contract assets	—	(106,498)	—	(284,384)	—	(390,882)
Provision for loans receivable	—	(324,351)	1,239	(92,790)	—	(415,902)
Credit losses for quality assurance commitment	—	(213,884)	—	(2,981,336)	—	(3,195,220)
Total operating expenses	(20,027)	(2,158,324)	(17,292)	(10,269,231)	3,846,009	(8,618,865)
Income (loss) from subsidiaries(2)	2,287,509	(254,159)	2,479,647	2,379	(4,515,376)	—
Loss of the consolidated variable interest entities	—	—	(255,886)	—	255,886	—
Income from operations	2,267,482	2,674,673	2,224,041	(391,368)	(4,259,490)	2,515,338
Other income, net	(1,100)	61,729	1,340	158,724	—	220,693
Profit before income tax expenses	2,266,382	2,736,402	2,225,381	(232,644)	(4,259,490)	2,736,031
Income tax expenses	—	(431,640)	107	(23,242)	—	(454,775)
Net profit	2,266,382	2,304,762	2,225,488	(255,886)	(4,259,490)	2,281,256
Net profit attributable to non-controlling interest shareholders	—	(17,253)	—	—	2,379	(14,874)
Net profit attributable to FinVolution Group’s ordinary shareholders	2,266,382	2,287,509	2,225,488	(255,886)	(4,257,111)	2,266,382

Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	76,052	2,252,528	972	2,343,220	—	4,672,772
Restricted cash	—	184,635	—	1,889,665	—	2,074,300
Short-term investments	14,566	1,163,969	—	1,653,847	—	2,832,382
Accounts receivable and contract assets	—	298,839	—	2,106,533	—	2,405,372
Quality assurance receivable	—	538,631	—	1,100,960	—	1,639,591
Property, equipment and software, net	—	133,861	—	489,931	—	623,792
Intangible assets	—	88,366	—	48,932	—	137,298
Loans and receivables, net of credit loss allowance for loans receivables	—	657,954	—	3,499,667	—	4,157,621
Investments	—	200,051	—	972,952	—	1,173,003
Investment in subsidiaries(3)	17,900,257	6,018,215	11,796,014	113,571	(35,828,057)	—
Net assets of the consolidated variable interest entities	—	—	5,412,470	—	(5,412,470)	—
Deferred tax assets	—	470,853	544	2,042,468	—	2,513,865
Prepaid expenses and other assets	34,812	271,715	149,085	816,569	—	1,272,181
Amounts due from Group companies(4)	870,209	10,500,894	701,475	2,457,600	(14,530,178)	—
Amounts due from related party	16,726	29	—	952	—	17,707
Right of use assets	—	12,831	—	23,995	—	36,826
Goodwill(9)	—	50,411	—	—	—	50,411
Total assets	18,912,622	22,843,782	18,060,560	19,560,862	(55,770,705)	23,607,121
Deferred guarantee income	—	232,950	—	1,283,000	—	1,515,950
Liability from quality assurance commitment	—	372,348	—	2,591,768	—	2,964,116
Payroll and welfare payable	—	134,415	2,288	153,686	—	290,389
Taxes payable	—	84,399	60,054	561,475	—	705,928
Short-term borrowings	—	5,594	—	—	—	5,594
Funds payable to investors of consolidated trusts	—	2,402	—	793,720	—	796,122
Contract liability	—	—	—	10,185	—	10,185
Amounts due to Group companies(4)	3,707,065	3,105,832	183,946	7,533,335	(14,530,178)	—
Amounts due to related party	—	13,184	—	130	—	13,314
Deferred tax liabilities	—	378,609	—	112,604	—	491,213
Accrued expenses and other liabilities	1,493	351,453	43	878,881	—	1,231,870
Leasing liabilities	—	6,092	—	22,673	—	28,765
Total liabilities	3,708,558	4,687,278	246,331	13,941,457	(14,530,178)	8,053,446
Total FinVolution Group shareholders’ equity(3)	15,204,064	17,900,257	17,814,229	5,412,470	(41,126,956)	15,204,064
Non-controlling interest	—	256,247	—	206,935	(113,571)	349,611
Total shareholders’ equity	15,204,064	18,156,504	17,814,229	5,619,405	(41,240,527)	15,553,675
Total liabilities and shareholders’ equity	18,912,622	22,843,782	18,060,560	19,560,862	(55,770,705)	23,607,121

Condensed Consolidating Balance Sheets Information

	As of December 31, 2023
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	67,403	2,792,169	3,594	2,106,153	—	4,969,319
Restricted cash	—	297,912	—	1,502,159	—	1,800,071
Short-term investments	—	1,321,059	—	1,639,762	—	2,960,821
Accounts receivable and contract assets	—	273,145	—	1,935,393	—	2,208,538
Quality assurance receivable	—	270,282	—	1,485,333	—	1,755,615
Property, equipment and software, net	—	125,216	—	15,717	—	140,933
Intangible assets	—	63,760	—	34,932	—	98,692
Loans and receivables, net of credit loss allowance for loans receivables	—	477,549	—	649,839	—	1,127,388
Investments	—	170,378	—	964,755	—	1,135,133
Investment in subsidiaries(3)	15,373,634	5,497,244	10,094,905	108,800	(31,074,583)	—
Net assets of the consolidated variable interest entities	—		4,844,756	—	(4,844,756)	—
Deferred tax assets	—	545,018	—	1,079,307	—	1,624,325
Prepaid expenses and other assets	18,290	118,164	146,742	3,096,253	—	3,379,449
Amounts due from Group companies(4)	1,108,198	8,341,052	642,052	2,544,968	(12,636,270)	—
Amounts due from related party	—	1	—	4,867	—	4,868
Right of use assets	—	6,897	—	31,213	—	38,110
Goodwill(9)	—	50,411	—	—	—	50,411
Total assets	16,567,525	20,350,257	15,732,049	17,199,451	(48,555,609)	21,293,673
Deferred guarantee income	—	278,354	—	1,603,682	—	1,882,036
Liability from quality assurance commitment	—	321,119	—	2,985,013	—	3,306,132
Payroll and welfare payable	—	115,525	3,389	142,614	—	261,528
Taxes payable	—	74,004	—	133,473	—	207,477
Short-term borrowings	—	5,756	—	—	—	5,756
Funds payable to investors of consolidated trusts	—	30	—	436,322	—	436,352
Contract liability	—	—	—	5,109	—	5,109
Amounts due to Group companies(4)	2,817,322	3,434,173	136,469	6,248,306	(12,636,270)	—
Amounts due to related party	—	—	—	134	—	134
Deferred tax liabilities	—	275,407	—	65,201	—	340,608
Accrued expenses and other liabilities	1,418	238,275	42	702,030	—	941,765
Leasing liabilities	—	3,067	—	32,811	—	35,878
Total liabilities	2,818,740	4,745,710	139,900	12,354,695	(12,636,270)	7,422,775
Total FinVolution Group shareholders’ equity(3)	13,748,785	15,373,634	15,592,149	4,844,756	(35,810,539)	13,748,785
Non-controlling interest	—	230,913	—	—	(108,800)	122,113
Total shareholders’ equity	13,748,785	15,604,547	15,592,149	4,844,756	(35,919,339)	13,870,898
Total liabilities and shareholders’ equity	16,567,525	20,350,257	15,732,049	17,199,451	(48,555,609)	21,293,673

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2024
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash used in operating activities under service agreements for Group companies(5)	—	(1,860,495)	(30,653)	(828,977)	2,720,125	—
Cash provided by operating activities under service agreements for Group companies(5)	—	2,263,688	(143,504)	599,941	(2,720,125)	—
Net cash provided by (used in) operating activities for Third-parties	(14,877)	(321,544)	83,487	3,146,094	—	2,893,160
Net cash provided by (used in) operating activities	(14,877)	81,649	(90,670)	2,917,058	—	2,893,160
Collection of loans from Group companies(7)	251,998	3,497,434	16,608	228,155	(3,994,195)	—
Cash paid as loans extended to Group companies(8)	(14,009)	(5,507,145)	(6,579)	(215,882)	5,743,615	—
Other investing activities	(14,379)	285,026	—	(2,566,463)	—	(2,295,816)
Net cash provided by (used in) investing activities	223,610	(1,724,685)	10,029	(2,554,190)	1,749,420	(2,295,816)
Repayment of loans to Group companies(7)	(12,708)	(325,343)	(992)	(3,655,152)	3,994,195	—
Cash received as loans from Group companies(8)	902,451	1,185,697	79,011	3,576,456	(5,743,615)	—
Other financing activities	(1,084,539)	121,423	—	340,401	—	(622,715)
Net cash provided by (used in) financing activities	(194,796)	981,777	78,019	261,705	(1,749,420)	(622,715)

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2023
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash used in operating activities under service agreements for Group companies(5)	—	(1,987,993)	(59,897)	(2,132,263)	4,180,153	—
Cash provided by operating activities under service agreements for Group companies(5)	—	4,111,165	(486,635)	555,623	(4,180,153)	—
Net cash provided by (used in) operating activities for Third-parties	9,545	824,292	(458,067)	985,102	—	1,360,872
Net cash provided by (used in) operating activities	9,545	2,947,464	(1,004,599)	(591,538)	—	1,360,872
Collection of loans from Group companies(7)	32,913	1,719,057	463,310	122,365	(2,337,645)	—
Cash paid as loans extended to Group companies(8)	(499,562)	(3,712,008)	(2,256)	(408,030)	4,621,856	—
Other investing activities	—	(167,046)	—	1,579,038	—	1,411,992
Net cash provided by (used in) investing activities	(466,649)	(2,159,997)	461,054	1,293,373	2,284,211	1,411,992
Repayment of loans to Group companies(7)	(74,346)	(473,185)	(122,365)	(1,667,749)	2,337,645	—
Cash received as loans from Group companies(8)	1,491,485	1,761,088	12,034	1,357,249	(4,621,856)	—
Other financing activities	(1,110,984)	68,761	—	(1,462,779)	—	(2,505,002)
Net cash provided by (used in) financing activities	306,155	1,356,664	(110,331)	(1,773,279)	(2,284,211)	(2,505,002)

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2022
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash used in operating activities under service agreements for Group companies(5)	—	(649,653)	(1,098)	(3,598,761)	4,249,512	—
Cash provided by operating activities under service agreements for Group companies(5)	—	3,587,081	11,680	650,751	(4,249,512)	—
Net cash provided by (used in) operating activities for Third-parties	(36,357)	(866,626)	(158,727)	1,298,627	—	236,917
Net cash provided by (used in) operating activities	(36,357)	2,070,802	(148,145)	(1,649,383)	—	236,917
Capital contribution to Group companies(6)	—	—	—	(10,020)	10,020	—
Collection of loans from Group companies(7)	455,144	161,047	237,169	72,373	(925,733)	—
Cash paid as loans extended to Group companies(8)	(402,570)	(3,849,985)	(90,031)	(304,533)	4,647,119	—
Other investing activities	(48,275)	(748,571)	—	(756,382)	—	(1,553,228)
Net cash provided by (used in) investing activities	4,299	(4,437,509)	147,138	(998,562)	3,731,406	(1,553,228)
Capital contribution from Group companies(6)	—	10,020	—	—	(10,020)	—
Repayment of loans to Group companies(7)	(487,333)	(231,720)	(72,373)	(134,307)	925,733	—
Cash received as loans from Group companies(8)	1,240,317	1,796,828	76,573	1,533,401	(4,647,119)	—
Other financing activities	(702,674)	35,470	—	(96,736)	—	(763,940)
Net cash (provided by) used in financing activities	50,310	1,610,598	4,200	1,302,358	(3,731,406)	(763,940)

Notes:

(1)	Represents the intercompany services eliminated at the consolidation level, including technical development services and technical support services.

(2)	Represents the elimination of the income from investment among FinVolution Group, equity subsidiaries, and primary beneficiary of consolidated variable interest entities.

(3)	Represents the elimination of the investment among FinVolution Group, equity subsidiaries, and primary beneficiary of consolidated variable interest entities.

(4)	Represents the elimination of intercompany balances among FinVolution Group, equity subsidiaries, primary beneficiary of consolidated variable interest entities, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries.

(5)	Represents the cash received and cash paid for intercompany services, including technical development services and technical support services.

(6)	Represents the capital contribution at intercompany level.

(7)	Represents the collection of loans from group companies, and repayment of loans to group companies.

(8)	Represents the cash paid as loans extended to group companies, and cash received as loans from group companies.

(9)	In October 2017, one equity subsidiary and one consolidated variable interest entity subsidiary of FinVolution Group entered into a series of share purchase agreements with shareholders of HB micro lending company. After the transactions, FinVolution Group gained control of HB micro lending company. Goodwill and non-controlling interest were recognized in accordance with Accounting Standards Codification 805, “Business Combinations.” In this consolidated variable interest entity’s consolidating schedule, HB micro lending company’s financial information was recorded under the equity subsidiaries. FinVolution Group applied the equity method to account for its investment in the subsidiary of the consolidated variable interest entity in HB micro lending company, as it can exercise significant influence but does not have control. Total assets for HB micro lending company were RMB337,110 and RMB321,745 as of December 31, 2023 and 2024, respectively. Total liabilities for HB micro lending company were RMB148,912 and RMB131,662 as of December 31, 2023 and 2024, respectively.

(10)	During the fourth quarter of 2024, FinVolution Group elected to change its presentation of the cash flows associated with net funds received on behalf of customers that disbursed out later as financing activities and net funds paid in advance on behalf of customers that were subsequently reimbursed as investing activities within its consolidated statements of cash flows. Prior periods’ balances have been adjusted to conform to the current period presentation.

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

Risks Related to Our Business

●	We generate the majority of our revenues from China’s online consumer finance platform market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

●	The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.

●	We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance. We may further change our business model or practices in the future, which may not be successful ultimately.

●	Our global operations expose us to a number of risks, such as international geopolitical tensions and events, challenges of localizing our products and services for local markets, the need for increased resources to manage regulatory compliance across different markets, exchange rate fluctuations, among others. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Our global operations expose us to a number of risks.”

●	If we are unable to retain existing borrowers or institutional funding partners or attract new borrowers or institutional funding partners, the volume of loans facilitated through our platforms may not be maintained or increased, which may adversely affect our business and results of operations.

●	If our existing and new products and services do not achieve sufficient market acceptance, our financial results and competitive position will be harmed.

●	As we continue to develop our business, we may offer new products or services. Development and innovation in our business may expose us to new challenges and risks.

●	Our cooperation with institutional funding partners exposes us to regulatory uncertainties and we may be required to obtain additional government approval or license due to our cooperation with institutional funding partners.

●	Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.

●	We collaborate with third-party trust management companies to set up trusts. We may be deemed to be an illegal financial institution under such trust arrangement, which may materially and adversely affect our business and financial condition.

●	Interest rates of certain of our loan products may exceed the statutory interest rate limit and therefore part of the interests may not be enforceable through the PRC judicial system.

●	We operate in markets where the credit infrastructure may still be at an early stage of development.

●	We bear credit risks for the majority of the loans funded by institutional funding partners to borrowers we introduced. If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

Risks Related to Our Corporate Structure

●	We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities, and our operations in China are primarily through (i) our subsidiaries in China, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, and (iii) the subsidiaries of the consolidated variable interest entities. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company, our PRC subsidiaries, the consolidated variable interest entities and their respective subsidiaries, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a whole.

●	If the PRC government deems that the contractual arrangements regarding the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on contractual arrangements with the consolidated variable interest entities for a significant portion of our business operations, and such contractual arrangements may not be as effective as equity ownership in providing operational control.

●	Any failure by the consolidated variable interest entities, shareholders of the consolidated variable interest entities or other parties to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

●	The shareholders of the consolidated variable interest entities may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

Risks Related to Doing Business in China

●	Most of our operations are located in China. Accordingly, our business, prospects, financial conditions and results of operations may be affected to a significant degree by political, economic and social conditions in China generally. In addition, a severe or prolonged downturn in the Chinese or global economy could reduce the demand for consumer loans and investments, which could materially and adversely affect our business and financial condition. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations” and “—A severe or prolonged downturn in the Chinese or global economy, any adverse policy change targeting China, protracted geopolitical tensions between China and other countries, or any financial or economic crisis—or even the perceived threat of such a crisis—could materially and adversely affect our business and financial condition.”

●	We face risks arising from uncertainties with respect to the PRC legal system. Certain rules and regulations can change quickly and sometimes on short notice, and there may be risks and uncertainties regarding the interpretation and enforcement of PRC laws and regulations. These risks and uncertainties may make it difficult for us to meet or comply with requirements under the applicable laws and regulations. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to us.”

●	The interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, internet businesses in China, including our business. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

●	The PRC government’s significant authority in regulating our operations and its oversight and control over offerings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.”

●	Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections” and “—Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Risks Related to Our American Depositary Shares

●	The market price for our ADSs may be volatile.

●	We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct the majority of our operations in China and a significant portion of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and a significant portion of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our American Depositary Shares—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” and “—Certain judgments obtained against us by our shareholders may not be enforceable.”

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

Risks Related to Our Business

We generate the majority of our revenues from China’s online consumer finance platform market, an emerging and evolving industry, which makes it difficult to evaluate our future prospects.

China’s online consumer finance industry may not develop as expected. The regulatory framework for this industry is evolving and may remain uncertain for the foreseeable future. China’s online consumer finance industry in general remains at a rather preliminary development stage and may not develop at the anticipated growth rate. It is possible that the PRC laws and regulations may change in ways that do not favor our development. If that happens, there may not be adequate loans facilitated on our platforms and our current business model may be negatively affected. As a new industry, there are very few established players whose business models we can follow or build upon. Potential borrowers and institutional funding partners may not be familiar with this new industry and may have difficulty distinguishing our services from those of our competitors. Attracting and retaining borrowers and institutional funding partners is critical to increasing the volume of loans facilitated through our platforms. The emerging and evolving online consumer finance market makes it difficult to effectively assess our future prospects. In addition, our business has grown substantially in recent years, but our past growth rates may not be indicative of our future growth.

You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving industry. These risks and challenges include our ability to, among other things:

●	navigate an evolving regulatory environment;

●	expand the base of borrowers and institutional funding partners served on our platforms;

●	maintain our credit standards;

●	enhance our risk management capabilities;

●	improve our operational efficiency;

●	continue to scale our technology infrastructure to support the growth of our platforms and higher transaction volume;

●	broaden our loan product offerings;

●	operate without being adversely affected by the negative publicity about the industry in general and our company in particular;

●	maintain the security of our platforms and the confidentiality of the information provided and utilized across our platforms;

●	cultivate a vibrant consumer finance ecosystem;

●	attract, retain and motivate talented employees; and

●	defend ourselves in litigation, and against regulatory, intellectual property, privacy or other claims.

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

Furthermore, on September 27, 2021, the People’s Bank of China introduced the Measures for Regulating Credit Reference. These measures state that financial institutions are prohibited from collaborating with any commercial entity lacking a credit reference license for credit reference services. For further information, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Credit Reference Activities.” These measures do not provide clear guidance or rules regarding how and when market participants like us, if deemed to be conducting credit reference business, could apply for the required licenses or ensure compliance when necessary. If regulatory authorities interpret our information provision and preliminary credit assessment services to institutional funding partners as credit reference activities, we may need to adjust our business operations to comply with these regulations. This adjustment may involve obtaining a license for individual credit reference activities from competent regulatory bodies, altering our business model, seeking partnerships with licensed credit reference agencies, or filing cooperation agreements with the People’s Bank of China or its provincial branches. Failure to secure regulatory approval, establish partnerships with licensed credit reference agencies, or complete cooperation agreement filings promptly may result in violations of applicable credit reference service laws and regulations. Such violations could lead to penalties, including business cessation, confiscation of illicit gains, fines ranging from RMB50,000 to RMB500,000, and potential criminal liability. Following the promulgation of these measures, we have adopted rectification measures and completed our adjustment process to comply with regulatory requirements regarding “disconnecting direct connections.” We have established collaborations with a licensed credit reference agency and regional financial organizations to ensure our practices for transmitting personal information comply with laws and regulations. However, we cannot guarantee that this approach will be deemed fully compliant with applicable laws and regulations regarding the “disconnecting direct connection.” As of the date of this annual report, we have not been subject to any penalties from the People’s Bank of China or any of its branches related to our cooperation with institutional funding partners.

Failure to meet the requirements of regulatory authorities may necessitate modifications to our business model, termination of certain practices, or even cessation of our business operations. Such outcomes could significantly and adversely affect our business, financial condition, and results of operations. Additionally, our origination, servicing expenses, and other costs of revenue may increase, or we may need to adjust our current business model to maintain full compliance with laws and regulations applicable to us in the future. Any non-compliance or potential non-compliance may subject us to fines, injunctions, suspension of operations, or criminal liability, which may potentially impact our financial performance and results of operations.

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

We began our business operations in multiple jurisdictions in December 2018. In December 2018 and June 2019, we established two subsidiaries in the Philippines, and one of them is authorized to operate as a lending company and the other is authorized to operate as a financing company. In December 2019, our subsidiary in Indonesia obtained the license for Technology and Information Based Financial Lending Institution from the Financial Services Authority of Indonesia. In February 2024, one of our Filippino subsidiaries was accredited by the Credit Information Corporation as a Special Accessing Entity to the Credit Information System. In April 2024, our Indonesian subsidiary acquired a supermajority stake in a local multi-finance company to diversify our product offerings in the Indonesian market.

Our outstanding loan balance in the overseas markets increased from RMB800.4 million as of December 31, 2022 to RMB1,262.3 million as of December 31, 2023 and further to RMB1,696.2 million (US$232.4 million) as of December 31, 2024. In 2022, 2023 and 2024, revenues generated from the overseas markets amounted to RMB1,149.7 million, RMB2,136.9 million and RMB2,532.5 million (US$347.0 million), accounting for 10.3%, 17.0% and 19.4% of the respective year’s total net revenues.

As we continue to expand our global operations, we will face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. We will also be subject to a variety of risks inherent in operating overseas businesses, including:

●	business licensing or certification requirements of the local markets;

●	compliance challenges due to different laws and regulatory environments, including but not limited to those related to online consumer finance, privacy and data protection, data localization, network security, payments, and tax regimes and policies;

●	the need for increased resources to manage regulatory compliance across our overseas businesses;

●	challenges of localizing our services and products to meet the local needs;

●	failure to effectively or efficiently locate and cooperate with local business partners;

●	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;

●	higher costs of doing business globally, including increased accounting, travel, infrastructure and legal compliance costs;

●	exchange rate fluctuations;

●	international geopolitical tensions and events; and

●	political, social and economic instability of each jurisdiction where we operate.

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

Furthermore, the regulatory framework for the online consumer finance industry in the oversea markets where we operate is also evolving and may remain uncertain for the foreseeable future. For example, the Financial Services Authority of Indonesia (OJK) previously adopted rules to progressively reduce the interest rate cap for fintech lenders, from a maximum of 0.4% per day in 2023 to 0.3% in 2024, to 0.2% in 2025, and further to 0.1% by 2026, posing potential risks to our operations in Indonesia. On December 31, 2024, the Financial Services Authority of Indonesia (OJK) revised its interest rate policy. The earlier plan to uniformly reduce the cap to 0.2% by 2025 was replaced with differentiated pricing based on loan tenor: loans with a tenor of six months or less remain capped at 0.3%, while those exceeding six months are capped at 0.2%. As the average tenor of our loans in Indonesia is three to four months, we anticipate the impact of these revised rules on our business to be limited. Nonetheless, the Financial Services Authority of Indonesia (OJK) or other regulatory authorities may introduce new rules or amendments in the future, which could materially affect our operations. If our business operations in the overseas markets cannot grow and develop as expected, our results of operations, financial performance and prospect may be adversely or materially affected.

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

The loan origination volume on our platforms was RMB175.4 billion in 2022, RMB194.3 billion in 2023, and RMB206.2 billion (US$28.2 billion) in 2024. To maintain the growth momentum of our platforms, we must increase the volume of loans by retaining current users and attracting more users whose needs can be met on our platforms. If there are insufficient qualified loan requests, institutional funding partners may not be able to deploy their capital or their investors’ capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient funding commitments, borrowers may not be able to obtain capital through our platforms and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient funding commitments or if borrowers and institutional funding partners do not continue to participate in our platforms at the current rates due to any change we may be required to make to the way we conduct our business to ensure compliance with existing or new laws and regulations or due to any other commercial or regulatory reasons, we may not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected. Normally the borrowers find us by downloading our mobile applications from application stores or through our Weixin official account, and website or other third-party channels. In response to the general regulatory environment, the operators of application stores or mobile application distributing channels may adjust their application exhibition policies or even remove our mobile applications from their application stores or distribution channels, which may materially and adversely affect our ability to engage new borrowers.

Currently, our institutional funding partners primarily include commercial banks, internet or digital banks, private banks, consumer finance companies, micro-loan companies and trust management companies. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgated new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. As of December 31, 2024, we had cumulatively cooperated with 110 institutional funding partners in China and 13 institutional funding partners in the overseas markets. Our success is dependent upon our ability to maintain and expand our cooperation with institutional funding partners on reasonable commercial terms. If the governmental authorities further tighten the regulations on the online consumer finance industry, our institutional funding partners would become more selective in choosing partners for referring borrowers and facilitating loans for them. The competition we face would become even more intensely. Our cooperation with institutional funding partners is not on an exclusive basis. If we fail to meet their requirements or needs, our financial institution partners may stop cooperating with us and turn to our competitors, which may also materially and adversely affect our business, financial condition and results of operations.

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

Our existing and new products and services could fail to attain sufficient market acceptance for many reasons, including:

●	borrowers may not find terms of our products, such as costs and credit limit, competitive or appealing;

●	our failure to predict market demand accurately and provide products and services that meet this demand in a timely fashion;

●	borrowers and institutional funding partners using our platforms may not like, find useful or agree with, any changes;

●	defects, errors or failures on our platforms;

●	negative publicity about our loan products or our platforms’ performance or effectiveness;

●	views taken by regulatory authorities that the new products, services or platform changes do not comply with laws, regulations or rules applicable to us; and

●	the introduction or anticipated introduction of competing products by our competitors.

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

In 2022, 2023 and 2024, our loan origination volume in China was RMB171.1 billion, RMB186.4 billion and RMB196.1 billion (US$26.9 billion), all of which was funded by institutional funding partners or our own microloan companies. We carry out our cooperation with institutional funding partners through Shanghai Erxu, a subsidiary of one of the consolidated variable interest entities. Shanghai Erxu, in partnership with our other subsidiaries, focuses on providing services to our institutional funding partners, including borrower referrals and preliminary credit assessments, to facilitate their involvement in our online lending operations.

The online consumer finance industry in China is evolving. Regulatory authorities’ interpretations of the laws governing this industry are subject to uncertainty. As such, there are uncertainties regarding whether our business practices will be deemed fully compliant with all applicable laws and regulations. For example, if regulatory authorities classify the borrower information provision and preliminary credit assessment services we offer to our institutional funding partners as credit reference activities, we may need to adjust our practices to ensure compliance with the relevant regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.” With the regulatory environment of the consumer finance industry continually evolving, regulatory authorities may introduce new requirements, potentially including a new licensing regime to oversee the type of business activities conducted by Shanghai Erxu and our other subsidiaries. If such new regulatory rules are enacted, we cannot guarantee our ability to obtain the necessary licenses or regulatory approvals in a timely manner, or at all. Failure to do so may materially and adversely affect our business and our ability to sustain operations.

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

In addition, institutional funding partners are also subject to evolving regulations concerning online consumer finance industry. For instance, on July 12, 2020, the China Banking and Insurance Regulatory Commission introduced the Interim Measures for Commercial Banks Engaging in Online Lending Business. Subsequently, the China Banking and Insurance Regulatory Commission issued the Notice of Further Regulating Online Loan Business of Commercial Banks on February 19, 2021, and the Notice on Strengthening the Management of Commercial Banks’ Online Lending Business and Improving the Quality and Efficiency of Financial Services on July 15, 2022. On March 18, 2023, the National Administration of Financial Regulation was officially established, replacing the China Banking and Insurance Regulatory Commission as China’s primary financial regulatory authority. However, these regulations continue to apply to banks, consumer finance companies and trust companies engaged in online lending activities, subject to certain exceptions. On April 23, 2024, the National Administration of Financial Regulation issued the Notice on Strengthening the Regulation of Three Types of Banks’ Online Lending Business. For detailed information, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Online Consumer Finance Services.” Our institutional funding partners subject to these regulations are required to assess and review their collaborations with us accordingly. If any of our institutional funding partners impose additional requirements for our collaborations, we may be unable to meet them. Failure to satisfy such requirements could result in the termination of cooperation, thereby adversely impacting our business and operational results.

On April 3, 2025, the National Administration of Financial Regulation issued the Notice on Strengthening the Supervision of Online Lending Business and Promoting Financial Services, effective from October 1, 2025. It mandates, among others, the following key provisions: (i) bank headquarters shall maintain and publicly disclose on their official websites and mobile applications a whitelist of partnered online lending platforms; (ii) banks shall implement risk-based pricing mechanisms aligned with borrowers’ credit risks; (iii) online lending platforms are prohibited from charging interest or other fees to borrowers; (iv) credit enhancement service providers are prohibited from charging service fees or consultation fees, as such practices are deemed to increase credit enhancement fees in a disguised form; and (v) banks and online lending platforms must fully disclose key information, including but not limited to lenders, annualized interest rates, credit enhancement providers and fees, annualized funding costs, post-default interest and costs, and must clearly state that no other fees will be charged to borrowers. These requirements also apply to consumer finance companies and trust companies engaged in online lending business. Some of our business practices may not be fully compliant. We are planning to take certain remedial measures. However, if our remedial measures are not satisfactory to the regulatory authorities or our institutional funding partners in the future, we may be subject to government fines, penalties, or suspension of our non-compliant operations or we may not be able to maintain our cooperations with any institutional funding partners, which could materially and adversely affect our business and operating results.

Regulatory restrictions on institutional funding partners’ acceptance of credit enhancement may adversely affect our business and access to funding.

In our collaboration with institutional funding partners, we engage licensed third-party financing guarantee companies to offer guarantees for the majority of loans funded by our institutional funding partners. In case of borrower default, these companies are obliged to repay the overdue amount to the corresponding institutional funding partner. Subsequently, we purchase creditor’s rights from these guarantee companies. Additionally, we may provide security deposits to these third-party financing guarantee companies.

Furthermore, we established three financing guarantee subsidiaries, namely Fujian Zhiyun Financing Guarantee Co., Ltd., Zhiyun (Tianjin) Financing Guarantee Co., Ltd., and Hainan Shenxin Financing Guarantee Co., Ltd., in 2019 and 2020. Under some circumstances, these subsidiaries provide financing guarantee services directly to our institutional funding partners for loans they fund. However, under the Regulations on the Administration of Financing Guarantee Companies, as promulgated by the State Council on June 21, 2017, a financing guarantee company’s outstanding guarantee liabilities may not exceed ten times its net assets. As of March 31, 2025, the net assets of Fujian Zhiyun Financing Guarantee Co., Ltd., Zhiyun (Tianjin) Financing Guarantee Co., Ltd., and Hainan Shenxin Financing Guarantee Co., Ltd. were RMB1,805.7 million (US$247.4 million), RMB1,018.9 million (US$139.6 million), and RMB283.8 million (US$38.9 million), respectively. Therefore, the maximum outstanding guarantee liabilities our own guarantee companies can provide may not meet all the needs of our institutional funding partners. Consequently, we will need to continue engaging third-party guarantee companies to provide quality assurance commitments to our institutional funding partners.

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

The Supreme People’s Court subsequently approved two amendments to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases on August 19, 2020 and December 29, 2020, pursuant to which the PRC courts will support a non-financial institution’s claim for interest on loans if their annual interest rate does not exceed four times the one-year Loan Prime Rate at the time of the establishment of the loan agreements. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. As of the date of this annual report, the most recent one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center was 3.10%. The one-year loan market quoted interest rate may decrease in the future.

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

Currently, substantially all of the institutional funding partners funding new loan originations on our platform in China are financial institutions licensed by regulatory authorities. We believe that the interest rate limit stipulated by the Supreme People’s Court and the subsequent amendments does not apply to loans funded by these financial institutions. However, regulatory authorities may have broad discretion in the administration, interpretation, and enforcement of laws and regulations. Therefore, it is possible that they may hold different opinions. If such an interest rate limit were to be applied to loans on our platform in China, any loans facilitated at or above the limit that become delinquent may result in the part of the interest exceeding the limit being uncollectible through PRC judicial enforcement. Consequently, our institutional funding partners may suffer losses, which could adversely affect our reputation, financial condition, and results of operations.

Furthermore, on March 31, 2021, the People’s Bank of China issued its No. 3 announcement of 2021, commonly referred to as the PBOC No. 3 Announcement. This announcement includes provisions specifying that the annual interest rate of a loan should be calculated as the annualized ratio of all expenses charged from the borrower for the borrowing to the principal actually borrowed. These expenses encompass both interest and various other fees directly related to the borrowing. Compound interest rates and simple interest rates are both permitted for calculating the annual interest rate, provided that if a simple interest rate is used, it must be explicitly disclosed to the borrower. The PBOC No. 3 Announcement applies to deposit-taking financial institutions, consumer finance companies, microloan companies, and internet platforms providing loan application services like ours. Before the promulgation of the PBOC No. 3 Announcement, no rules or regulations explicitly defined the calculation method for the maximum interest rates permitted by the laws. Following the issuance of the No. 3 Announcement, we adjusted our calculation method for loan interest rates on our platform in China accordingly and explicitly disclosed the adjusted calculation method to our borrowers. As of December 31, 2024, for loans for which we bear credit risk, the majority of the outstanding balance of loans facilitated on our platform in China had an interest rate below 24%. If any of the loans with an interest rate over 24% become delinquent, we may be unable to collect the portion of interest exceeding 24% annually through PRC judicial enforcement. Moreover, regulatory authorities may deem the portion of the interest rate exceeding 24% annually to be invalid, which could adversely and materially affect our business, results of operations, and financial condition. Failure to comply with regulatory requirements, supervision, or guidance may result in orders of suspension, cessation, or rectification, cancelation of qualifications, or other penalties. If we fail to comply with any regulatory requirements, our business, financial condition, results of operations, and cooperation with business partners could be materially and adversely affected.

We operate in markets where the credit infrastructure may still be at an early stage of development.

We operate in markets where the credit infrastructure may still be in the early stages of development. In these markets, the systems and frameworks required to assess creditworthiness, aggregate data, and facilitate lending decisions may not be fully established or efficient. The ability of the credit infrastructure to effectively aggregate data from various online databases, including those with differing formats and standards, remains uncertain. Additionally, the accuracy and reliability of the aggregated data may be challenged by the lack of standardized processes and the evolving nature of digital financial systems. As the infrastructure develops, we may face challenges in ensuring that data is accurate, comprehensive, and properly integrated into our lending models, which could impact our ability to operate effectively.

We bear credit risks for the majority of the loans funded by institutional funding partners to borrowers we introduced. If we fail to effectively manage credit risk of our loans and our overdue loans increase, our business, financial condition and results of operations may be materially adversely affected.

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

For loans funded by our institutional funding partners, they will review borrowers’ applications and may make use of our preliminary credit assessment we provide to them and then decide if to provide loans to such borrower as well as the credit limit after their independent credit review. If any data provided by borrowers or third parties are incorrect or stale or our preliminary credit assessment service is not effective, our cooperation with institutional funding partners could be negatively affected. In addition, we bear credit risks for the majority of the loans funded by institutional funding partners to borrowers we introduced. If our ability to provide preliminary credit assessment is not as effective or efficient as expected, our liquidity, financial conditions and results of operations may be materially and adversely affected.

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

To better assess borrowers’ creditworthiness, we joined the credit and information sharing system set up by the National Internet Finance Association of China. A participant of this sharing system can obtain a borrower’s credit information shared by other participants. However, this sharing system is still at the primary stage of development and there are a limited number of participants and limited amount information in this sharing system. In addition, we share data with a credit reference agency licensed by the People’s Bank of China to provide individual credit reference service. However, the credit reference agency we cooperate with may not be able to efficiently and accurately aggregate data from various online databases. As a result, we cannot determine whether borrowers have outstanding loans through other consumer finance platforms not participating in this sharing system at the time they obtain a loan from us. This creates the risk that a borrower may borrow money through our platforms in order to pay off loans on other consumer finance platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platforms, the additional debt may impair the ability of that borrower to make payments on their loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot repay all of their indebtedness, the obligations under the loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to institutional funding partners on our platforms.

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

We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on an as-needed basis. However, as the laws, regulations, rules, and governmental policies governing the online consumer finance industry are evolving, it remains unclear to what extent online consumer finance platforms should exercise care in detecting fraud. Although we believe that as an information intermediary, we should not bear the credit risk for institutional funding partners exceeding the portion that we agreed to bear, as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the current laws, regulations, rules, and governmental policies governing the online consumer finance industry if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

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

Furthermore, our competitors may excel at developing new products, responding faster to new technologies, and undertaking more extensive marketing campaigns. When new competitors seek to enter our target market or existing market participants seek to increase their market share, they sometimes undercut the pricing and/or terms prevalent in that market, which could adversely affect our market share or ability to exploit new market opportunities. Also, since the online consumer finance industry in the markets where we operate is evolving, potential institutional funding partners and borrowers may not fully understand how our platforms work and may not fully appreciate the additional customer protections and features that we have invested in and adopted on our platforms compared to others. Our pricing and terms could deteriorate if we fail to meet these competitive challenges. Furthermore, to the extent that our competitors can offer more attractive terms to our cooperation partners, such cooperation partners may choose to terminate their relationships with us. If we are unable to compete with such companies and meet the need for innovation in our industry, the demand for our platforms could stagnate or substantially decline, resulting in reduced revenues or our platforms failing to achieve or maintain more widespread market acceptance, any of which could harm our business and results of operations.

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

Reputation of our brand is critical to our business and competitiveness. Factors that are vital to our reputation include but are not limited to our ability to:

●	maintain the quality and reliability of our platforms;

●	provide borrowers and institutional funding partners with a superior experience on our platforms;

●	enhance and improve our credit assessment and risk-pricing models;

●	effectively manage and resolve borrower and institutional funding partner complaints; and

●	effectively protect personal information and privacy of borrowers and institutional funding partners.

Any malicious or negative allegation made by the media or other parties about the foregoing or other aspects of our company, including but not limited to our management, business, compliance with law, financial condition or prospects, whether with merit or not, could severely compromise our reputation and harm our business and operating results.

As the online consumer finance industry is relatively new in certain markets where we operate, and the regulatory framework for this industry is also evolving, negative publicity about this industry may arise from time to time. Negative publicity about the online consumer finance industry in general may have a negative impact on our reputation, regardless of whether we have engaged in any inappropriate activities. Governmental authorities in the markets where we operate have also instituted specific rules to develop a more transparent regulatory environment for the online consumer finance industry. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Online Consumer Finance Services” for details. Non-compliance with these regulations by any players in the online consumer finance industry within our market may adversely impact the reputation of the industry as a whole. Any negative development in, or negative perception of, the online consumer finance industry as a whole, even if factually incorrect or based on isolated incidents, could compromise our image, undermine the trust and credibility we have established, and impose a negative impact on our ability to attract new borrowers and institutional funding partners. Negative developments in the online consumer finance industry, such as widespread borrower defaults, aggressive practices, or misconduct in loan collection, fraudulent behavior, and/or the closure of other online consumer finance platforms, may also lead to tightened regulatory scrutiny of the sector and limit the scope of permissible business activities that may be conducted by online consumer finance platforms like us.

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

We need to make continued investments in facilities, hardware, software and technology systems and to retain talents to remain competitive. Due to the unpredictable nature of the capital markets and our industry, we cannot assure you that we will be able to raise additional capital on terms favorable to us, or at all, if and when required, especially if we experience disappointing operating results. If adequate capital is not available to us as required, our ability to fund our operations, take advantage of unanticipated opportunities, develop or enhance our infrastructure or respond to competitive pressures could be significantly limited, which would adversely affect our business, financial condition and results of operations. If we do raise additional funds through the issuance of equity or convertible debt securities, the ownership interests of our shareholders could be significantly diluted. These newly issued securities may have rights, preferences or privileges senior to those of existing shareholders.

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

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security, which came into effect on January 1, 2025. These regulations introduce a new requirement for conducting risk assessments of important data. Failure to comply with these requirements could result in service suspensions, fines, revocation of relevant business permits or licenses, and other penalties.

Additionally, on December 27, 2024, the National Administration of Financial Regulation issued the Measures for Data Security Management of Banking and Insurance Institutions, which took effect immediately upon release. These measures apply to financial organizations approved by local branches of the National Administration of Financial Regulation, including financial guarantee companies and microloan companies. See “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Internet Companies—Regulations on internet security.” As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis. In anticipation of the strengthened implementation of cybersecurity laws and regulations and the continued expansion of our business, we face potential risks if we are deemed as a critical information infrastructure operator, or if our data processing activities raise “national security” concern under the amended Measures for Cybersecurity Review. In such case, if we are not able to comply with the cybersecurity and network data security requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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

We primarily rely on our in-house collection team to handle the collection of delinquent loans. We also engage certain third-party collection service providers to assist us with loan collection. If our or third-party agencies’ primary collection methods, such as phone calls, text messages, legal letters and legal proceedings, are not as effective as they were and we fail to respond quickly and improve our collection methods, our delinquent loan collection rate may decrease, and our investors may suffer loss. In addition, we bear credit risks for the majority of the loans funded by our institutional funding partners to borrowers we introduced. If our ability to collect delinquent loans is not as effective or efficient as expected, our liquidity, financial conditions and results of operations could be materially and adversely affected.

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

In recent years, governmental authorities have implemented a more stringent regulatory framework for loan collection activities. For example, the Ministry of Public Security promulgated the Guidance on Several Issues for Soft Violence Regarding Criminal Cases on April 9, 2019, which provides, among other things, that harassment by means of the internet or telecommunication to disturb people’s normal life, work, production, business, and social order may be deemed as soft violence, subjecting individuals to criminal liabilities. In 2019, several public security authorities in different provinces of China took actions against some loan collection outsourcing companies, and even criminal cases were reported to have been charged against some of them. More recently, on February 28, 2025, the National Standardization Administration issued a national standard, Internet Finance (Online Consumer Lending) Guidance on Post-Loan, which, with limited exceptions, prohibits contacting the designated liaison persons of defaulting borrowers and imposes restrictions on the timing and frequency of communications with them. We have established strict implementation policies to ensure that our collection personnel and third-party collection service providers do not engage in aggressive practices. However, our in-house collection team is large, and we cannot assure that each member will strictly comply with our policies. Furthermore, we have no direct control over the management of third-party collection service providers. If any practices by our in-house collection team members or our third-party collection service providers are deemed by governmental authorities as aggressive collection or soft violence, our reputation and business could be materially and adversely affected. If any of the foregoing takes place and impairs our ability to cooperate with our institutional funding partners, the transaction volumes on our platforms will decrease, and our business and results of operations could be materially and adversely affected.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) through (c) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, also attested and reported our internal control over financial reporting. See the attestation report on page F-2 issued by our independent registered public accounting firm for further details. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention and adversely affect our financial results.

We may, from time to time, identify strategic partners to form strategic alliances, invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. These transactions may involve minority investments in other companies, acquisitions of controlling stakes in other companies or acquisitions of selected assets. For example, in the second half of 2024 and the first quarter of 2025, we acquired two microloan companies in China to diversify our range of services and product offerings.

Any strategic alliances, investments or acquisitions and the subsequent integration of the new assets and businesses obtained or developed from such transactions into our own businesses will involve risks commonly encountered in business relationships, including:

●	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

●	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, rights, platforms, products and services of the acquired business;

●	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

●	difficulties in retaining, training, motivating and integrating key personnel;

●	diversion of management’s time and resources from our daily operations;

●	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

●	difficulties in retaining relationships with customers, employees and business partners of the acquired business;

●	risks of entering markets in which we have limited or no prior experience;

●	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

●	failure to successfully further develop the acquired technology;

●	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

●	potential disruptions to our ongoing businesses; and

●	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may choose not to pursue investments or acquisitions, or any future investments or acquisitions we undertake may fail to achieve their intended objectives. These efforts might not align with our business strategy, generate sufficient revenue to offset associated costs, or deliver the expected benefits. Furthermore, we cannot guarantee that future investments in or acquisitions of new businesses or technologies will successfully lead to the development of new or improved loan products and services. Even if such products or services are developed, there is no assurance they will gain market acceptance or prove profitable.

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

As of December 31, 2024, we had 3,623 employees, and most of them were based in China. We may need to increase our employee compensation and benefits levels and offer more favorable working conditions to remain competitive in attracting and retaining talented employees. In addition, we are required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees in China. We expect that our labor costs, including wages and employee benefits, may continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our borrowers or institutional funding investors by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

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

Our business could be materially and adversely affected by the outbreak of a widespread health epidemic, such as COVID-19, swine flu, avian influenza, severe acute respiratory syndrome, Ebola and Zika. Such an outbreak could require our employees to be quarantined or our offices to be disinfected or temporarily closed. Our operations could also be disrupted if any of our employees are suspected of having contracted any of the foregoing diseases, as this could trigger quarantine measures and office disinfection requirements. In addition, our results of operations could be adversely affected to the extent that any such epidemic harms the Chinese economy or the global economy more broadly. Outbreaks in China or globally may negatively impact overall economic conditions and businesses, leading to reduced consumer spending, particularly on discretionary items. Any epidemic may cause reduced domestic consumption, higher unemployment, significant disruptions in exports, and increased economic uncertainty in the countries and regions where we operate, all of which could materially impact our business. Furthermore, individuals may be less inclined to borrow, and borrowers may have a reduced ability or willingness to repay their loans due to the economic challenges caused by an epidemic, which could in turn affect our credit quality.

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

We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities, and our operations in China are primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated variable interest entities, which contribute to 75.0% of our revenues in 2024. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

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

On March 15, 2019, the National People’s Congress enacted the Foreign Investment Law of the PRC, which replaced the previous laws regulating foreign investment in China. The Foreign Investment Law of the PRC embodies an expected trend in PRC regulatory policy to rationalize its foreign investment regulatory regime in line with prevailing international practices and legislative efforts to unify corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist regarding its interpretation and implementation. In particular, under the Foreign Investment Law of the PRC, “foreign investment” refers to investment activities directly or indirectly conducted by foreign individuals, enterprises, or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. Additionally, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law of the PRC, but this regulation still does not explicitly define whether contractual arrangements would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment.

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

We have relied and expect to continue to rely on contractual arrangements with the consolidated variable interest entities to operate our online consumer finance platform business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Revenues contributed by the consolidated variable interest entities and their respective subsidiaries accounted for 83.9%, 78.6% and 75.0% of our total revenues for 2022, 2023 and 2024, respectively. These contractual arrangements may not be as effective as equity ownership in providing us with control over the consolidated variable interest entities. For example, the consolidated variable interest entities and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

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

The majority of our operations are located in China. Accordingly, our business, prospects, financial condition and results of operations may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

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

A severe or prolonged downturn in the Chinese or global economy, any adverse policy change targeting China, protracted geopolitical tensions between China and other countries, or any financial or economic crisis—or even the perceived threat of such a crisis—could materially and adversely affect our business and financial condition.

The ongoing developments regarding tariffs between China and other countries and regions may potentially affect our business development and performance in the countries and regions where we operate. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues, including trade policies, treaties, government regulations, and tariffs. Furthermore, COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and the attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. Economic conditions in China are sensitive to global economic trends, as well as to changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may reduce demand for consumer loans and investments, and could materially and adversely affect our business, results of operations, and financial condition.

On October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the Outbound Investment Rule, to implement the executive order of August 9, 2023 which became effective on January 2, 2025. The Outbound Investment Rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau), collectively defined as “Covered Foreign Persons,” that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions.” If we were to be deemed a Covered Foreign Person, our ability to raise capital would be significantly and negatively affected. In such case, the trading prices of our ADSs and/or our Class A ordinary shares may be materially and adversely affected and the value of our securities may decline significantly.

Furthermore, on April 2, 2025, the Trump Administration announced a 10% universal tariff, along with higher tariffs on countries with significant trade deficits with the United States, including a significant tariff hike on Chinese goods. In response, China imposed retaliatory tariffs on U.S. goods, prompting the United States to implement additional tariffs on Chinese imports. Other affected countries and regions are also considering imposing or increasing tariffs on U.S. goods. As of the date of this annual report, there remains significant uncertainty regarding U.S. tariff policy, its implementation, and potential responses from other countries. It is also unclear whether the escalating tariffs and trade tensions will further disrupt international trade or lead to a global economic downturn. These developments could result in significant adverse changes in the global economy, which may materially and negatively impact our business, financial condition, and results of operations.

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

The PRC government extensively regulates the internet industry, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in the internet industry. These internet-related laws and regulations are evolving, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations.

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

The majority of our operations are located in China, which are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. Historically, the PRC government had published new regulations and policies that significantly affected our industry. For example, we modified our business model and practices in the past as a result of changes in laws, regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance. We may further change our business model or practices in the future, which may not be successful ultimately.” Additionally, we have adjusted our practices for transmission of borrowers’ personal information following the promulgation of regulations related to “disconnecting direct connection.” See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

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

We receive the majority of our net revenues in Renminbi. Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses in China, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. In 2024, we did not enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk” for more details. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive the majority of our net revenues in RMB. Under our current corporate structure, our holding company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company without prior approval of SAFE. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and the consolidated variable interest entities to pay any debts they may incur in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” As the majority of our management members are based in China, it remains unclear how the tax residency rule will apply to our case. If the PRC tax authorities determine that FinVolution Group or any of our subsidiaries outside of China is a PRC resident enterprise for PRC enterprise income tax purposes, then FinVolution Group or such subsidiary could be subject to PRC tax at a rate of 25% on worldwide income, which could materially reduce our net income, and we will also be subject to PRC enterprise income tax reporting obligations. Furthermore, if the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, gains realized on the sale or other disposition of our ADSs or ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on the investment in our ADSs.

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

The trading prices of our ADSs are likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located in China that have listed their securities in the United States. The trading performances of these other companies’ securities, including internet and fintech companies, may affect the attitudes of investors toward similar companies listed in the United States, which consequently may impact the trading performance of our ADSs, regardless of our actual operating performance. In addition, any negative news or perceptions about inadequate corporate governance practices or fraudulent accounting, corporate structure or matters of these other companies may also negatively affect the attitudes of investors towards companies with business operations in China in general, including us, regardless of our conduct. In addition, securities markets may from time to time experience significant price and volume fluctuations that are not related to our operating performance, such as the large decline in share prices in the United States at the beginning of the COVID-19 pandemic, which may have a material and adverse effect on the trading price of our ADSs. In addition to the above factors, the price and trading volume of our ADSs may be highly volatile due to multiple factors, including the following conditions in the online consumer finance industries:

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other online consumer finance platforms;

●	actual or anticipated fluctuations in our quarterly results of operations and changes or revisions of our expected results;

●	changes in financial estimates by securities research analysts;

●	announcements by us or our competitors of new product and service offerings, acquisitions, strategic relationships, joint ventures or capital commitments;

●	additions to or departures of our senior management;

●	detrimental negative publicity about us, our management or our industry;

●	fluctuations of exchange rates between the RMB and the U.S. dollar;

●	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

●	sales or perceived potential sales of additional ordinary shares or ADSs.

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

Under the deposit agreement for our ADSs, the depositary will give us (or our nominee) a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at shareholders’ meetings if you do not give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any particular shareholders’ meeting, unless:

●	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

●	a matter to be voted on at the meeting may have a material adverse impact on shareholders; or

●	voting at the meeting is made on a show of hands.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. We conduct the majority of our operations in China and a significant portion of our assets are located in China. In addition, a majority of our directors and executive officers reside within China, and a significant portion of the assets of these persons are located within China. As a result, it may be difficult or impossible for you to effect service of process within the United States upon these individuals, or to bring an action against us or against these individuals in the United States in the event that you believe your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

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

We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, the voting power attached to our Class B ordinary shares accounted for 94.2% of our company’s aggregate voting power as of March 31, 2025. In particular, one of the holders of our Class B ordinary shares beneficially owned 65.9% of the aggregate voting power of our company as of the same date. As a result, the existing holders of our Class B ordinary shares will have decisive influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price or the opportunity to receive a premium for their shares as part of a sale of our company. These shareholders may also take actions that are not in the best interest of us or our other shareholders even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

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

We adopted a share incentive plan in October 2017, which we refer to as the 2017 Plan. Under the 2017 Plan, we are authorized to grant options, restricted shares, and restricted share units to employees, officers, directors and individual consultants who render services to us. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000. As of March 31, 2025, options to purchase a total of 3,858,450 Class A ordinary shares were outstanding under the 2017 Plan, and restricted share units to receive a total of 76,153,295 Class A ordinary shares were outstanding under the 2017 Plan.

We incurred RMB144.1 million (US$19.7 million) share-based compensation expenses in 2024 relating to share incentive awards. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We believe that we were a passive foreign investment company, or PFIC, for United States federal income tax purposes for the taxable year ended December 31, 2024, which could subject United States investors in our ADSs or ordinary shares to significant adverse United States federal income tax consequences.

We will be a “passive foreign investment company,” or PFIC, if, in any particular taxable year, either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities (including their respective subsidiaries) as being owned by us for United States federal income tax purposes, not only because we are able to direct the activities of operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon the nature and composition of our income and assets (in particular the retention of a substantial amount of cash and investments) and the market price of our ADSs, we believe that we were a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

If we or any of our subsidiaries are a PFIC for any taxable year during which a U.S. holder (as defined in “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations”) holds our ADSs or ordinary shares, the U.S. holder may be subject to certain adverse U.S. federal income tax consequences. Additionally, if we are a PFIC for any taxable year during which U.S. holders hold our ADSs or ordinary shares, we would generally continue to be treated as a PFIC with respect to such U.S. holders even if we do not satisfy either of the above tests to be classified as a PFIC in any subsequent year. See “Item 10. Additional Information—E. Taxation—U.S. Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

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

In June 2018, PT Pembiayaan Digital Indonesia was incorporated in Indonesia. We currently hold an ultimate 80% equity interest in PT Pembiayaan Digital Indonesia. In December 2019, PT Pembiayaan Digital Indonesia obtained a license as an information technology-based lending and borrowing service provider from the Financial Services Authority of Indonesia (OJK) to engage in technology-based lending services.

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

B. Business Overview

Overview

We are a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines. Launched in 2007, we have been a pioneer in China’s online consumer finance industry. In 2018, we commenced operations in overseas markets, with our current focus on Indonesia and the Philippines. In 2024, we generated 80.6% of our revenues from China and 19.4% of our revenues from the overseas markets.

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

We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platforms. In 2022, 2023 and 2024, the average principal amount of loans originated on our platform in China was RMB7,249, RMB8,318 and RMB10,402 (US$1,425), respectively, with an average term of 8.7 months, 8.3 months and 8.0 months, respectively. Borrowers come to our platforms for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2022, 2023 and 2024, 86.8%, 87.2% and 86.5% of the total loan origination volume on our platform in China was generated from repeat borrowers who had at least one drawdown before.

Our platforms appeal to institutional funding partners by offering a wide spectrum of loan products. We provide our institutional funding partners with an opportunity to locate high quality borrowers and achieve attractive returns. Institutional funding partners may provide loans to borrowers that we introduce to them, making use of the preliminary credit assessment services as well as other services we provide to them. We offer attractive risk-adjusted returns supported by a set of risk management procedures and implement protection mechanisms to control and mitigate risk exposure.

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

We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Our net revenues grew from RMB11.1 billion in 2022 and to RMB12.5 billion in 2023 and further to RMB13.1 billion (US$1.8 billion) in 2024. Our net profit was RMB2.3 billion in 2022, RMB2.4 billion in 2023 and RMB2.4 billion (US$0.3 billion) in 2024.

China and Overseas Markets

We primarily operate in China under the PPDai brand. We also have other brands in China, such as KOO Virtual Credit. The number of our cumulative registered users in China increased from 143.9 million as of December 31, 2022 to 155.6 million as of December 31, 2023 and further to 172.6 million as of December 31, 2024. Our loan origination volume in China increased from RMB171.1 billion in 2022 to RMB186.4 billion in 2023 and further to RMB196.1 billion (US$26.9 billion) in 2024. Our outstanding loan balance in the China market increased from RMB63.8 billion as of December 31, 2022 to RMB66.1 billion as of December 31, 2023 and further to RMB69.8 billion (US$9.6 billion) as of December 31, 2024. In 2022, 2023 and 2024, revenues generated from the China markets were RMB10.0 billion, RMB10.4 billion and RMB10.5 billion (US$1.4 billion), representing 89.7%, 83.0% and 80.6% of net revenues for the respective years.

Although our business remains primarily focused on the PRC market, we have been actively expanding into overseas markets, with a current emphasis on Indonesia and the Philippines. We operate an online loan platform under our AdaKami brand in Indonesia, having obtained the necessary license from the Financial Services Authority (OJK) in Indonesia. In April 2024, we acquired a supermajority stake in an Indonesian multi-finance company to expand and diversify our product offerings for offline consumption activities. We operate lending and other personalized financial services in the Philippines under our JuanHand brand. The number of cumulative registered users in the overseas markets increased from 15.5 million as of December 31, 2022 to 24.6 million as of December 31, 2023 and further to 35.7 million as of December 31, 2024. Our loan origination volume in the overseas markets increased from RMB4.3 billion as of December 31, 2022 to RMB7.9 billion as of December 31, 2023 and further to RMB10.1 billion (US$1.4 billion) as of December 31, 2024. Our outstanding loan balance in the overseas markets increased from RMB800.4 million as of December 31, 2022 to RMB1,262.3 million as of December 31, 2023 and further to RMB1,696.2 million (US$232.4 million) as of December 31, 2024. In 2022, 2023 and 2024, revenues generated from the overseas markets were RMB1,149.7 million, RMB2,136.9 million and RMB2,532.5 million (US$347.0 million), representing 10.3%, 17.0% and 19.4% of net revenues for the respective years.

Our business models in both the PRC and overseas markets share substantial similarities, albeit with variations in specific loan products stemming from localization strategies and regulatory requirements. Generally, borrowers in overseas markets are younger on average, with lower average loan amounts and shorter tenors compared to those in China.

Borrowers

Since our inception and up to December 31, 2024, we had facilitated loans for over 26.8 million borrowers in China from substantially all cities and counties across China. In 2024, over 66.3% of our borrowers in China were between 20 and 40 years of age. We strategically cultivate customer loyalty, aiming to capture the vast growth opportunities as our borrowers enter into different stages of their lives and qualify for higher credit limits. The number of unique borrowers in a given year means the total number of borrowers whose loans on our platforms were funded during such year. The number of our unique borrowers in China were approximately 4.7 million in 2022, 4.4 million in 2023, and 4.1 million in 2024. Our platforms feature a high proportion of repeat borrowers. In China, 86.8%, 87.2% and 86.5% of the total loan origination volume facilitated through our platform in 2022, 2023 and 2024, respectively, was generated from repeat borrowers who had successfully borrowed on our platform before.

Since the launch of our operations in the overseas markets and up to December 31, 2024, we had facilitated loans for approximately 7.0 million borrowers in Indonesia and the Philippines. The borrowers in the overseas markets are typically younger individuals, compared to borrowers in the Chinese market. The number of unique borrowers for the overseas markets were approximately 1.6 million in 2022, 1.9 million in 2023, and 2.9 million in 2024. For the overseas markets, 78.1%, 83.5% and 86.2% of the total loan origination volume facilitated through our platforms in 2022, 2023 and 2024, respectively, was generated from repeat borrowers who had successfully borrowed on our platforms before.

Institutional Funding Partners

Since 2020, all new loans facilitated on our platform in China have been funded by institutional funding partners or our own microloan companies. Currently, we primarily cooperate with commercial banks, internet or digital banks, private banks, consumer finance companies, micro-loan companies and trust management companies to diversify the funding sources on our platform in China. As of December 31, 2024, we had cumulatively cooperated with 110 institutional funding partners in China. The loan origination volume on our platform in China increased from RMB171.1 billion in 2022 to RMB186.4 billion in 2023 and further to RMB196.1 billion (US$26.9 billion) in 2024.

In 2024, most of the new loans facilitated on our platforms in the overseas markets were funded by institutional funding partners. Currently, we primarily cooperate with commercial banks and internet banks in the overseas markets. As of December 31, 2024, we had cumulatively cooperated with 13 institutional funding partners in our overseas markets. The loan origination volume on our international platforms increased from RMB4.3 billion in 2022 to RMB7.9 billion in 2023 and further to RMB10.1 billion (US$1.4 billion) in 2024.

Our Products and Services

Loan Services Offered to Borrowers

We primarily offer standard loan products in China and also typically offer another kind of standard loan products in the overseas markets. The loan products offered on our platforms do not require any form of security or guarantee from the borrowers to secure the loan, and we generally provide loan applicants with a credit decision in around 10 minutes of application for first-time applicants and in as little as one minute for repeat borrowers. Approved borrowers typically receive loan disbursements within 24 hours following the loan listing. In 2024, 94.7% of the total number of loans facilitated through our platform in China were funded within one hour. We believe these features are essential to meeting borrowers’ often imminent financing needs. Subject to the credit assessment result for each loan application, a borrower is allowed to take out multiple loans on our platforms if the aggregate outstanding principal amount does not exceed such borrower’s credit limit for the type of loans the borrower applies for.

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

Upon completion of the credit assessment, eligible borrowers may apply for loans within the approved credit limit, with repayment terms spanning from 1 month to 24 months. The average loan amounts for our standard loan products in China were RMB7,249 in 2022, RMB8,318 in 2023, and RMB10,402 (US$1,425) in 2024. Borrowers across various credit score tiers are subject to different credit limits and borrowing costs.

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

In 2024, the total origination volume of our standard loan products in China amounted to RMB188.3 billion (US$25.8 billion), accounting for 96.0% of the total loan origination volume on our platform in China for the same period. In 2024, borrowers of our standard loan products in China included 826 thousand small business owners, with the total loan origination volume constituting 29.5% of the overall loan origination volume on our platform in China for the same year.

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

Upon completion of the credit assessment, eligible borrowers may apply for loans within the approved credit limit, with repayment terms spanning from 1 month to 12 months. The average loan amounts for our standard loan products in Indonesia, our largest overseas market in the past three years, were RMB784 in 2022, RMB1,066 in 2023, and RMB1,091 (US$149.5) in 2024. Borrowers across various credit score tiers are subject to different credit limits and borrowing costs.

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

Currently, our institutional funding partners primarily include commercial banks, internet or digital banks, private banks, consumer finance companies, micro-loan companies and trust management companies. Generally, these institutional funding partners directly provide loans to the borrowers we introduce using their own funds.

Capital light model in China

We launched our capital light model in 2020 as part of our strategic transition from a traditional, credit risk-bearing loan facilitator to a technology enabler. Under this model, we facilitate transactions between prospective borrowers and institutional funding partners without assuming credit risk on the loans extended by our funding partners to the borrowers we introduce.

For loans facilitated under our capital light model, we generate income through service fees provided by our financial institutions, third-party lending platforms, and other partners based on pre-negotiated terms, which vary by case. Our service fee rate is typically a percentage of the pricing rate set by our partners on the loans.

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

Following the fraud detection, we initiate a credit review process using our proprietary Magic Mirror Model to generate a Magic Mirror score for the prospective borrower. Each Magic Mirror score corresponds to a credit level in the range of I to VIII, with Level I representing the lowest risk and Level VIII representing the highest risk. See “—Risk Management—Proprietary Credit Scoring and Risk Pricing Models.” Applicants classified as Level VIII will be declined, and applicants falling under other credit levels will be assigned by our risk pricing system the approved credit amounts, maximum loan terms and applicable interest rates and other loan characteristics which are determined based on their respective Magic Mirror scores. In 2024, 99.2% of loan applications in China were automated, with the remaining 0.8% undergoing manual review. Approved applicants are connected with our institutional funding partners, while others are directed to third-party platforms. If they pass those platforms’ assessments, we charge service fees to the platforms.

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

We have a collection team of over 900 employees in China as of December 31, 2024 and have developed a systematic process to handle collection of delinquent loans. Upon becoming delinquent, a loan enters into our collection process, which is divided into stages based on severity of delinquency. The first 90-day collection period is typically handled by our collection team although we also engage third-party loan collection service providers to assist us from time to time. Primary collection measures, including text message reminders, phone calls, legal letters and legal proceedings, are taken in succession as a loan becomes increasingly overdue. If a loan remains overdue after the 90-day period, we then outsource loan collection to third-party service providers to optimize collection efficiency.

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

Data Aggregation

We have invested significant resources in building up a comprehensive credit database since our inception. Today, we own an extensive database with several thousands of variables for our borrowers, covering a wide range of information pertinent to a borrower’s creditworthiness and presenting a user profile from a 360-degree view. Data are aggregated from a number of sources. We have cooperation with a number of organizations, such as industry associations, who grant us the access to their respective data. Our strong data-mining capabilities, which we believe differentiate us from many other players in the online consumer finance industry. We have developed a number of proprietary automated programs that are capable of searching, aggregating and processing data from the internet in a short period of time. Another important component of our credit database is the payment histories of our prior and existing borrowers. We take various measures to ensure high level of reliability and accuracy of data. The following are typical data that we seek to collect for each loan application:

●	historical credit data accumulated through our online platform;

●	behavioral data that we glean from an applicant’s behaviors as they apply for loans;

●	personal identity information maintained by an organization operated under the Ministry of Public Security;

●	background information, such as income level, education level and marital status, collected from prospective borrowers;

●	list and database of fraud cases; and

●	credit data from the credit bureau in the markets where we operate.

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

Following data aggregation and fraud detection, prospective borrowers enter into the credit assessment phase. Different algorithms are applied to prospective borrowers with different features in assessing the potential risks associated with them. Based on the assessment results, our credit scoring model generates Magic Mirror scores for each of the prospective borrowers. A new Magic Mirror credit score is generated each time a borrower applies for a loan, which may change the borrower’s credit limit for that type of loan. We apply various machine learning techniques to the data collected. Through monitoring model performance as well as variable consistency, our system is able to evaluate the effectiveness of existing variables while discovering new ones. The Magic Mirror Model then is optimized by adjusting the group of variables used. The following factors are associated with variables that are important for assessing the probability of delinquency:

●	repayment history

●	personal identity information

●	education

●	consumption behavior

●	credit reports

●	fraudulent records

●	third-party supplementary data

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

Quality Assurance Commitments for Our Institutional Funding Partners

We provide quality assurance commitments to our institutional funding partners for the majority of the loans they have funded. These commitments comprise two primary types: financing guarantee and insurance policy.

Financing guarantee. We collaborate with licensed third-party financing guarantee companies to provide financing guarantees to our institutional funding partners. In cases of borrower default, the corresponding third-party guarantee company is obligated to repay the full overdue amount to the institutional funding partner. Upon the guarantee company’s repayment, we are then obliged to purchase creditor’s rights from them at a price equivalent to the amount repaid. In certain instances, we also offer security deposits to third-party financing guarantee companies for loans funded by specific institutional funding partners as an additional quality assurance commitment. Furthermore, we established three financing guarantee companies in Fujian, Tianjin, and Hainan in 2019 and 2020. Our own financing guarantee companies may directly provide financing guarantees to institutional funding partners for loans they funded.

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

Technology

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, protecting information on our platforms, increasing operational efficiency and enabling innovations. Principal components of our state-of-the-art technology include:

●	Data Science. We use data science technology extensively in various aspects of our operations. Our data mining and user behavior analytics capabilities allow us to build a comprehensive credit profile for each borrower. Our multi-dimensional real-time analytics capabilities enable fast and accurate credit decisions. In 2024, a total of 38 million loan transactions were matched on our platforms. We also use data-based machine learning in numerous applications, such as improving fraud detection, optimizing marketing resource allocation and increasing collection efficiency.

●	Security. We are committed to maintaining secure online platforms. We have built a firewall that monitors and controls incoming and outgoing traffic on our platforms around the clock. Once any abnormal activity is detected, our system will immediately notify our IT team and at the same time automatically take measures, such as activating third-party traffic control service, to prevent any harm to our platforms. For any transmission of user information, we use data encryption to ensure confidentiality. Within our organization, we have adopted a series of policies on internal control over information systems, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control. We employ data slicing and distribute the storage of a user’s data points across several servers. We also maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platforms, identifying and correcting problems that may undermine our system security.

●	Stability. Our systems infrastructure is primarily hosted in data centers at two separate locations in Shanghai. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platforms adopts modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platforms both highly reliable and scalable.

●	Scalability. With modular architecture, our platforms can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time.

●	Automation. In addition to the foregoing technologies we employ to support our highly automated platforms, we have taken various measures to ensure the uninterrupted operation of our platforms. For example, we have adopted self-recovery technology that enables our system to perceive malfunctions and make the necessary adjustments to restore itself to normal operation without any human intervention. Also, our system is connected with systems of multiple data providers that serve as backups for each other. If services provided by one data provider are suspended, our system will shift to the backup sources automatically to ensure no interruption to our operation.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2025, we had (i) 197 patent applications and 59 registered patents in China and other jurisdictions, including our proprietary facial recognition technology used for fraud detection, (ii) 297 registered computer software copyrights, (iii) 251 registered domain names, including www.ppdai.com, and (iv) 390 trademark registrations in China and other jurisdictions, including our “FINV,” “PPDAI,” “信也,” “拍拍贷” and “魔镜” trademarks.

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

We use a variety of traditional and internet marketing channels to acquire borrowers although most of our borrowers are acquired online. Our borrower acquisition channels mainly include:

●	Online Advertising. From time to time, we work with App Stores to promote our mobile applications and with internet companies to place online advertisements.

●	Online Partnerships. We team up with certain websites that are able to reach quality borrowers to provide consumer finance services to their customer.

●	Search Engine Marketing. We also use paid placement on major online search engines in the markets where we operate.

●	Offline Direct Sales Team. We have also established an offline direct sales team with a workforce of over 200 full-time employees as of December 31, 2024.

Competition

Online consumer finance is an emerging industry. It provides a new means for consumers to obtain financing. As a leading player in the online consumer finance market in China and the overseas markets, we face intensive competition from other online platforms, online finance service providers, and technology giant backed internet finance platforms, as well as traditional financial institutions. Consumer finance platforms which operate online platforms connecting borrowers and institutional funding partners compete directly with us for both borrowers and institutional funding partners. We also compete with traditional financial institutions, including credit card issuers, consumer finance business units in commercial banks and other consumer finance companies. Some of our larger competitors have substantially broader product or service offerings and rich financial resources to support heavy spending on sales and marketing. We believe that our ability to compete effectively for borrowers and institutional funding partners depends on many factors, including the variety of our products, user experience on our platforms, effectiveness of our risk management, the return offered to institutional funding partners, our partnership with third parties, our marketing and selling efforts and the strength and reputation of our brands.

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

On July 12, 2020, the China Banking and Insurance Regulatory Commission promulgated the Interim Measures for Commercial Banks Engaging in Online Lending Business, pursuant to which banks may collaborate with financing guarantee companies, e-commerce business companies, third-party payment companies, and information technology companies in various online lending business processes and activities, including but not limited to client referral, joint loan origination, risk distribution, information technology, and loan collection. However, when collaborating with third parties for online lending businesses, banks are required to independently manage core risk control procedures, such as credit assessment and contract conclusion, and should be responsible for post-loan management. Each of the regional banks, an important category of our institutional funding partners, should (i) provide online lending services primarily to its local clients, (ii) be prudent in providing loans to borrowers who reside outside its region, and (iii) take appropriate measures to monitor business operations when serving clients located outside its region. Banks may not accept credit enhancements, in direct or disguised forms, provided by a third-party partner without a financing guarantee license or credit security insurance license. Banks shall adopt appropriate measures to monitor the use of loan proceeds. Banks should evaluate and review the online lending partners they collaborate with at least once a year and terminate cooperation if any incompetence is identified.

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

On July 15, 2022, the China Banking and Insurance Regulatory Commission issued the Notice on Strengthening the Management of Commercial Banks’ Online Lending Business and Improving the Quality and Efficiency of Financial Services, also known as CBIRC Circular 14. This notice further requires commercial banks to: (i) take necessary measures to effectively assess the compliance system, supervision mechanism, information processing guidance, and security protection measures of personal information protection of the institutes they cooperate with, (ii) strengthen loan fund management, take effective measures to monitor loan usage, ensure safety of the loan funds, and prevent institutions they cooperate with from intercepting, pooling, or misappropriating funds, (iii) standardize the online loan cooperation business with third-party institutions, and restrict or refuse to cooperate with those that are in violation of applicable regulations on online loans, and (iv) strengthen the protection of consumer rights and interests, the compliance management of the marketing and promotion activities of the institutions they cooperate with, and clearly stipulate the prohibited behaviors in their cooperation agreement with the institutions. With respect to the current non-compliance business, the commercial banks will be given a grace period through June 30, 2023, to rectify the non-compliance. During the grace period, the commercial banks shall comply with the requirements under the Interim Measures for Commercial Banks Engaging in Online Lending Business, CBIRC Circular 24, and CBIRC Circular 14 when conducting any new online loan businesses.

Although the National Administration of Financial Regulation was officially established on March 18, 2023, replacing the China Banking and Insurance Regulatory Commission as China’s financial regulatory authority, the Interim Measures for Commercial Banks Engaging in Online Lending Business, CBIRC Circular 24, and CBIRC Circular 14 continue to apply to consumer finance companies and trust companies conducting online lending business, subject to certain limited exceptions. On April 23, 2024, the National Administration of Financial Regulation issued the Notice on Strengthening the Regulation of Online Lending Businesses of Three Types of Banks. This notice further requires these banks, including commercial banks, to avoid over-reliance on a single category of internet loan products or a sole internet business partner. It also mandates the establishment of a unified mechanism for the admission and exit of partner institutions. When transmitting data and recording transactions with partner institutions, banks must ensure that all data exchanges adhere to high standards of security, formality and integrity.

On April 3, 2025, the National Administration of Financial Regulation issued the Notice on Strengthening the Supervision of Online Lending Business and Promoting Financial Services, effective from October 1, 2025. It mandates, among other things, the following key provisions: (i) bank headquarters shall maintain and publicly disclose on their official websites and mobile applications a whitelist of partnered online lending platforms; (ii) banks shall implement risk-based pricing mechanisms aligned with borrowers’ credit risks; (iii) online lending platforms are prohibited from charging interest or other fees to borrowers; (iv) credit enhancement service providers are prohibited from charging service or consultation fees, as such practices are deemed to increase credit enhancement fees in a disguised form; and (v) banks and online lending platforms must fully disclose key information, including but not limited to lenders, annualized interest rates, credit enhancement providers and fees, annualized funding costs, post-default interest and costs, and must clearly state that no other fees will be charged to borrowers. These requirements also apply to consumer finance companies and trust companies engaged in online lending business.

As our institutional funding partners include commercial banks, consumer finance companies, and trust companies, they are required to evaluate and review us as mandated by the Interim Measures for Commercial Banks Engaging in Online Lending Business and the subsequent notices issued by the China Banking and Insurance Regulatory Commission and the National Administration of Financial Regulation. If any of our institutional funding partners identifies any inadequacies in our evaluation and review, they may terminate their cooperation with us, which could materially and adversely affect our business and operating results. Furthermore, as an intermediary between institutional funding partners and borrowers, we cannot assure you that all the institutional funding partners we cooperate with have been and will continue to be in strict compliance with the Interim Measures for Commercial Banks Engaging in Online Lending Business and the subsequent notices issued by the China Banking and Insurance Regulatory Commission and the National Administration of Financial Regulation.

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

On March 15, 2019, the National People’s Congress enacted the Foreign Investment Law of the PRC, which came into effect on January 1, 2020, and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law, and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law of the PRC sets a general principle that foreign investors and their investments in China will enjoy national treatment and are subject to a negative list. It embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, uncertainties still exist regarding its interpretation and implementation. For instance, under the Foreign Investment Law of the PRC, “foreign investment” refers to investment activities directly or indirectly conducted by foreign individuals, enterprises, or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activity under the definition in the future. In addition, the definition contains a catch-all provision that includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. On December 26, 2019, the State Council promulgated the Implementation Regulations on the Foreign Investment Law, which came into effect on January 1, 2020. However, the Implementation Regulations on the Foreign Investment Law still do not explicitly define whether contractual arrangement would be deemed as a form of foreign investment. Therefore, it still leaves leeway for future laws, administrative regulations, or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment.

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

On September 24, 2024, the State Council promulgated the Regulations on Network Data Security, which came into effect on January 1, 2025. These regulations reinforce and clarify legal requirements related to personal information protection, important data management, cross-border data transfers, network platform services, and overall data security. Notably, network data processing activities that affect or may affect national security must undergo a national security review in accordance with applicable laws and regulations. The regulations also introduce a new requirement for risk assessments of important data. Non-compliance may result in penalties, including fines, suspension of services, or the revocation of business permits or licenses.

On December 27, 2024, the National Administration of Financial Regulation issued the Measures for Data Security Management of Banking and Insurance Institutions, which took effect immediately upon release. These measures apply to financial entities approved by local branches of the National Administration of Financial Regulation, such as financial guarantee and microloan companies. They mandate the use of technical safeguards, including encryption and anonymization, to ensure data confidentiality, integrity, and availability. Financial institutions must process personal data for legitimate and clearly defined purposes, ensuring the scope is limited to what is necessary for their activities. Individuals must be informed about data collection, processing, and storage practices, with explicit consent required unless otherwise provided by law. Additionally, institutions are required to conduct personal information protection impact assessments for activities significantly affecting individual rights. Data controllers and processors are held accountable for implementing strict security measures to prevent unauthorized access or misuse, maintain data accuracy, and ensure transparency in data-sharing practices, particularly for cross-border transfers or sharing with third parties. Compliance with these measures is critical to avoiding regulatory sanctions and protecting institutional reputations.

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

On February 28, 2025, the National Standardization Administration issued a national standard, Internet Finance (Online Consumer Lending) Guidance on Post-Loan, which, with limited exceptions, prohibits contacting the designated liaison persons of defaulting borrowers and imposes restrictions on the timing and frequency of communications with them.

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

The State Administration of Taxation issued the Circular of the State Administration of Taxation on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management in 2009. According to this regulation, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholders meeting minutes are located or maintained in China; and (iv) 50% or more of voting board members or senior executives habitually reside in China. We believe that FinVolution Group and our offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in this circular were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we may be treated as a resident enterprise for PRC tax purposes under the Enterprise Income Tax Law of the PRC, and we may therefore be subject to PRC income tax on our global income. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders” for further details.

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

Regulations in Other Jurisdictions

Due to our global operations, we are also subject to the rules and regulations of the other jurisdictions in which we operate. For example, the Indonesian regulator, the Financial Services Authority of Indonesia (OJK), has lowered the maximum interest rate that online lenders can charge their borrowers. The new rules, effective as of January 1, 2024, progressively reduce the interest rate cap imposed on fintech lenders from the maximum of 0.4% per day in 2023 to 0.3% in 2024, to 0.2% in 2025, and further to 0.1% by 2026. On December 31, 2024, the Financial Services Authority of Indonesia (OJK) revised its interest rate policy. The earlier plan to uniformly reduce the cap to 0.2% by 2025 was replaced with differentiated pricing based on loan tenor: loans with a tenor of six months or less remain capped at 0.3%, while those exceeding six months are capped at 0.2%.

C. Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report, including our principal subsidiaries and our principal consolidated variable interest entities and their principal subsidiaries.

FinVolution Group (Cayman Islands)
100%
100%
FinVolution (HK) Limited (Hong Kong)
80% (through intermediary holding entities)
PT Pembiayaan Digital Indonesia(4) (Indonesia)
Bluebottle Limited (Hong Kong)
Outside the PRC
Inside the PRC
100%
100%
100%
Shanghai Guangjian Information Technology Co., Ltd.
Beijing Prosper Investment Consulting Co., Ltd.
Shanghai Manyin Information Technology Co., Ltd.
100% (through an intermediary holding entity)
100%
Shanghai Shanghu Information Technology Co., Ltd.
Beijing Paipairongxin Investment Consulting Co., Ltd. (1)
Shanghai Zihe Information Technology Co., Ltd. (2)
Shanghai Ledao Technology Co., Ltd. (3)
Hainan Shanghu Information Technology Co. Ltd.
100%
100%
Shanghai PPDai Financial Information Service Co., Ltd.
Shanghai Erxu Information Technology Co., Ltd.
49%
100%
Hefei PPDai Information Technology Co., Ltd.(5)
Fujian Zhiyun Financing Guarantee Co., Ltd.

Notes:

(1)	Beijing Paipairongxin currently has four shareholders: Jun Zhang, our co-founder and director, Tiezheng Li, our co-founder, vice chairman and chief executive officer, Honghui Hu, our co-founder and director, and Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 13.22%, 4.81%, 12.85%, and 69.12% of Beijing Paipairongxin’s equity interests, respectively.

(2)	Shanghai Zihe currently has four shareholders: Jun Zhang our co-founder and director, Tiezheng Li, our co-founder, vice chairman and chief executive officer, Honghui Hu, our co-founder and director, Shaofeng Gu, our co-founder, chairman and chief innovation officer, each holding 25% of Shanghai Zihe’s equity interests, respectively.

(3)	Shanghai Ledao currently has two shareholders: Lizhong Chen, a family relative of Tiezheng Li, and Yejun Jiang, a family relative of Honghui Hu, each holding 50% of Shanghai Ledao’s equity interests, respectively.

(4)	The remaining 20% equity interests is held by an unrelated third party.

(5)	The remaining 51% equity interest is held by our company through an intermediate entity.

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

The contractual arrangements with the consolidated variable interest entities allow us to:

●	enable us to direct the activities of operation of the consolidated variable interest entities and their respective subsidiaries;

●	receive substantially all of the economic benefits of the consolidated variable interest entities and their respective subsidiaries; and

●	have an exclusive option to purchase all or part of the equity interests in the consolidated variable interest entities and their respective subsidiaries when and to the extent permitted by PRC law.

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

In the opinion of Hui Ye Law Firm, our PRC counsel:

●	the structures of the consolidated variable interest entities and our WFOEs are in compliance with PRC laws or regulations currently in effect; and

●	the agreements under the contractual arrangements between our WFOEs, the consolidated variable interest entities and their shareholders governed by PRC law are valid, binding and enforceable under PRC law, and do not and will not result in any violation of applicable PRC laws or regulations currently in effect.

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

D. Property, Plants and Equipment

Our corporate headquarters is located in Shanghai. In February 2024, we acquired an office building, which we used to lease, of 17,179 square meters, along with the underlying land use rights in Shanghai, to serve as our global headquarters.

For our customer services and loan collection services, we leased an area of approximately 3,948 square meters in Changsha, approximately 5,435 square meters in Hefei, and approximately 2,356 square meters in Zhengzhou. For our operations in the overseas markets, we leased areas of approximately 3,193 square meters in Indonesia and approximately 3,363 square meters in the Philippines. We also leased office space in other places, primarily including Beijing, Hainan and Fujian in 2024. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from one year to five years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A. Operating Results

Overview

We are a leading fintech platform with strong brand recognition in China, Indonesia and the Philippines. Launched in 2007, we have been a pioneer in China’s online consumer finance industry. In 2018, we commenced operations in overseas markets, with our current focus on Indonesia and the Philippines. In 2024, we generated approximately 80.6% of our revenues from China and 19.4% of our revenues from the overseas markets.

We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platforms. In 2022, 2023 and 2024, the average principal amount of loans originated on our platform in China was RMB7,249, RMB8,318 and RMB10,402 (US$1,425), respectively, with an average term of 8.7 months, 8.3 months and 8.0 months, respectively. Borrowers come to our platforms for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2022, 2023 and 2024, 86.8%, 87.2% and 86.5% of the total loan origination volume on our platform in China was generated from repeat borrowers who had at least one drawdown before.

We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Our net revenues grew from RMB11.1 billion in 2022 and to RMB12.5 billion in 2023 and further to RMB13.1 billion (US$1.8 billion) in 2024. Our net profit was RMB2.3 billion in 2022, RMB2.4 billion in 2023 and RMB2.4 billion (US$0.3 billion) in 2024.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting the online consumer finance industry in the markets where we operate, which include, among other things:

●	overall economic growth;

●	per capita disposable income;

●	fluctuation of interest rates;

●	development of regulatory environment for the online consumer finance industry in the markets where we operate; and

●	growth of mobile internet penetration, including the popularity of smart mobile devices.

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

Our results of operations and ability to sustain and increase loan origination volume will depend, in part, on the effectiveness of our sales and marketing efforts. Our sales and marketing expenses were 15.1%, 15.0% and 15.4% of our total operating revenues in 2022, 2023 and 2024, respectively. The increase in our sales and marketing expenses as a percentage of our total operating revenues in 2024 was attributable to our efforts on acquiring better quality borrowers in both China and overseas markets. We intend to consistently dedicate significant resources to borrower acquisition and improve the effectiveness of these efforts.

Ability to Maintain and Expand Our Cooperation with Institutional Funding Partners

Our revenues are also dependent on the maintenance and growth of our cooperation with institutional funding partner. As of December 31, 2024, we had cumulatively cooperated with 110 institutional funding partners in China and 13 institutional funding partners in the overseas markets. Going forward, we will continue to retain existing institutional funding partners and attract new institutional funding partners by offering attractive returns and providing enhanced tools to meet their needs.

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

Ability to Compete Effectively

We compete for both borrowers and institutional funding partners with a variety of players in the consumer finance industry, ranging from traditional financial institutions to emerging online finance providers and platforms. We must compete effectively in order to grow our platforms and increase our revenues. We intend to continue to invest in product development, technology infrastructure and our sales and marketing capabilities to address the competition we face.

Loan Performance Data

90 Day+ Delinquency Rate

Since the second quarter of 2024, we have defined the 90+ day delinquency rate as of a given date as the outstanding principal balance of loans in China, excluding those facilitated without credit risk exposure, that are 90 to 179 days past due, expressed as a percentage of the total outstanding principal balance of loans, excluding those facilitated without credit risk exposure, on that date. Loans that are delinquent for 180 days or more are typically considered charged-off and are not included in the delinquency rate calculation. The table below presents our 90+ day delinquency rates for outstanding loans on our platform in China as of December 31, 2022, 2023, and 2024, all calculated based on this latest definition.

As of	90 Day+ Delinquency Rate(1)
December 31, 2022	1.41%
December 31, 2023	1.98%
December 31, 2024	2.13%

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

5%
4%
3%
2%
1%
0%
1
2
3
4
5
6
7
8
9
10
11
12
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2023Q1
2023Q2
2023Q3
2023Q4
2024Q1
2024Q2
2024Q3

Notes:

(1)	Our vintage delinquency rate for loans bearing credit risk facilitated through our platform during 2022 was 2.36%, calculated as the volume-weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(2)	Our vintage delinquency rate for loans bearing credit risk facilitated through our platform during 2023 was 2.84%, calculated as the volume-weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3)	As of December 31, 2024, our vintage delinquency rate for loans bearing credit risk facilitated through our platform during the first three quarters was 1.55%, calculated as the volume-weighted average of the quarterly vintage delinquency rates as of December 31, 2024. As loans bearing credit risk facilitated through our platform during 2022 continue to age, the delinquency rate for the 2024 vintage, calculated as the volume-weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage, may be different from the vintage delinquency rate of 1.55% as of December 31, 2024.

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

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentages)
Operating revenues:
Loan facilitation service fees	4,430,778	39.8	4,520,504	36.0	4,694,380	643,127	36.0
Post-facilitation service fees	1,929,913	17.3	1,969,705	15.7	1,740,241	238,412	13.3
Guarantee income	3,064,440	27.5	4,478,995	35.7	5,085,296	696,683	38.9
Net interest income	1,174,204	10.5	1,049,379	8.4	853,779	116,967	6.5
Other revenue	534,868	4.9	528,862	4.2	692,128	94,821	5.3
Net revenues	11,134,203	100.0	12,547,445	100.0	13,065,824	1,790,010	100.0
Operating expenses:
Origination, servicing expenses and other cost of revenue	(2,038,587)	(18.3)	(2,111,515)	(16.9)	(2,381,839)	(326,311)	(18.2)
Origination, servicing expenses and other cost of revenue-related party	(37)	(0.0)	—	—	—	—	—
Sales and marketing expenses	(1,685,022)	(15.1)	(1,887,442)	(15.0)	(2,014,254)	(275,952)	(15.4)
General and administrative expenses	(401,731)	(3.6)	(390,022)	(3.1)	(413,548)	(56,656)	(3.2)
Research and development expenses	(491,484)	(4.4)	(510,986)	(4.1)	(496,740)	(68,053)	(3.8)
Credit losses for quality assurance commitment	(3,195,220)	(28.7)	(4,422,802)	(35.2)	(4,587,254)	(628,451)	(35.2)
Provision for loans receivable	(415,902)	(3.7)	(586,843)	(4.7)	(320,013)	(43,842)	(2.4)
Provision for accounts receivable and contract assets	(390,882)	(3.6)	(253,948)	(2.0)	(317,049)	(43,436)	(2.4)
Total operating expenses	(8,618,865)	(77.4)	(10,163,558)	(81.0)	(10,530,697)	(1,442,701)	(80.6)
Other income	220,693	2.0	394,698	3.1	310,123	42,487	2.4
Profit before income tax expenses	2,736,031	24.6	2,778,585	22.1	2,845,250	389,796	21.8
Income tax expenses	(454,775)	(4.1)	(395,100)	(3.1)	(457,405)	(62,664)	(3.5)
Net profit	2,281,256	20.5	2,383,485	19.0	2,387,845	327,132	18.3

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

Typically, we provided quality assurance service, loan facilitation services and post-facilitation services to the borrowers and institutional funding partners. The quality assurance service is within the scope of Accounting Standards Codification Topic 460 Guarantees and recorded at fair value at the inception of the loans. For loan facilitation services and post-facilitation services we provide, we charged one combined transaction service fee for its delivery of loan facilitation services and post-facilitation services, each of which are distinct performance obligations. We estimate the total consideration to be received over the life of the underlying loan by modeling early termination scenarios. The average rate of transaction service fees, which is computed by dividing the total amount of transaction service fees we received during the period by the total volume of loans originated on our platforms in China during the same period, was 3.7% in 2022, 3.1% in 2023, and 3.1% in 2024.

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

2024 Compared to 2023. Loan facilitation service fees increased by 3.8% from RMB4,520.5 million in 2023 to RMB4,694.4 million (US$643.1 million) in 2024, primarily due to an increase in the loan origination volume. The loan origination volume increased from approximately RMB194.3 billion in 2023 to RMB206.2 billion (US$28.2 billion) in 2024. The increase in the loan origination volume was primarily driven by an increase in the loan origination volume generated from the overseas market.

2023 Compared to 2022. Loan facilitation service fees increased by 2.0% from RMB4,430.8 million in 2022 to RMB4,520.5 million in 2023, primarily due to the increase in loan origination volume, partially offset by the decrease in the average rate of transaction service fees. The loan origination volume increased from approximately RMB175.4 billion in 2022 to RMB194.3 billion in 2023. The increase in the loan origination volume was primarily driven by the increase in loan origination volume generated from repeat borrowers. The loan origination volume generated from repeat borrowers, who had at least one drawdown before, as a percentage of the total loan origination volume facilitated on our platform in China increased from 86.8% in 2022 to 87.2% in 2023.

Post-facilitation service fees

Post-facilitation service fees are the portion of transaction service fees collected for services we provide after loan origination, such as repayment facilitation and loan collection.

2024 Compared to 2023. Post-facilitation service fees decreased by 11.6% from RMB1,969.7 million in 2023 to RMB1,740.2 million (US$238.4 million) in 2024, primarily due to the rolling impact of deferred transaction fees in the China market.

2023 Compared to 2022. Post-facilitation service fees increased by 2.1% from RMB1,929.9 million in 2022 to RMB1,969.7 million in 2023, primarily due to the increase in the outstanding loans facilitated by the company and the rolling impact of deferred transaction fees, partially offset by the decrease in the average rate of transaction service fees.

Guarantee income

Liabilities of quality assurance commitment are released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

2024 Compared to 2023. Our guarantee income increased by 13.5% from RMB4,479.0 million in 2023 to RMB5,085.3 million (US$696.7 million) in 2024, primarily due to the increased outstanding loan balance of the off-balance sheet loans in the overseas markets, as well as the rolling impact of the deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

2023 Compared to 2022. Our guarantee income increased by 46.2% from RMB3,064.4 million in 2022 to RMB4,479.0 million in 2023, primarily due to the increased outstanding loan balance of the off-balance sheet loans, the higher guarantee rates and the rolling impact of the deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income

The following table sets forth the composition of the interest income recorded in the consolidated statement of comprehensive income related to the loans originated on our platforms for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	(RMB in thousands)
Interest income from loans originated through micro-lending company (1)	58,114	59,420	79,249
Interest income from loans originated in the overseas markets (1)	691,156	782,379	492,084
Interest income from loans originated under the trust arrangements(2)	571,240	260,694	301,815
Total interest income	1,320,510	1,102,493	873,148

Notes:

(1)	Typically, for loans originated through micro-lending company and in the overseas markets, these loans are funded by us with no interest bearing liabilities.

(2)	The interest income from loans originated under the overseas trust arrangements was RMB22,576, nil and nil for the year ended December 31, 2022, 2023, and 2024, respectively.

The following table sets forth the average balances and interest rates of the interest-earning asset and interest-bearing liability under the trust arrangements for the periods presented:

	Average balance	Interest income/ expense	Yield/ rate	Average balance	Interest income/ expense	Yield/ rate	Average balance	Interest income/ expense	Yield/ rate
	2022			2023			2024
	(RMB in thousands)
Interest-earning Assets
Loans receivable from consolidated trusts(1)	2,047,322	571,240	27.9%	967,289	260,694	27.0%	1,258,526	301,815	24.0%
Interest-bearing liabilities
Funds payable to investors of consolidated trusts(1)	2,057,290	146,306	7.1%	894,481	53,114	5.9%	496,439	19,369	3.9%
The net yield on interest-earning assets			20.8%			21.5%			22.4%

Note:

(1)	The average balance of loans receivable from the overseas consolidated trusts was RMB63,071, nil and nil for the year ended December 31, 2022, 2023, and 2024, respectively. The average funds payable to investors of the overseas consolidated trusts was RMB 56,152, nil and nil for the year ended December 31, 2022, 2023, and 2024, respectively.

In 2024, we recorded interest income of RMB873.1 million (US$119.6 million) and interest expenses of RMB19.4 million (US$2.7 million), compared to interest income of RMB1,102.5 million and interest expenses of RMB53.1 million in 2023. In 2022, we recorded interest income of RMB1,320.5 million and interest expenses of RMB146.3 million.

Our interest income and interest expenses in 2022, 2023 and 2024 were related to loans originated in the China and overseas markets, as well as the trusts we set up in collaboration with trust management companies. In order to provide more flexibility and access a broader range of investors, we have collaborated with third-party trust management companies to set up numerous trusts. Those trusts are administered by third-party trust management companies. We are considered the primary beneficiary of those trusts and therefore consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP.

Other revenue

Other revenue mainly includes customer referral fees and revenue generated from new businesses.

2024 Compared to 2023. Other revenue increased by 30.9% from RMB528.9 million in 2023 to RMB692.1 million (US$94.8 million) in 2024, primarily due to the increased contributions from other revenue streams.

2023 Compared to 2022. Other revenue decreased by 1.1% from RMB534.9 million in 2022 to RMB528.9 million in 2023, primarily due to the disposal of a pilot run.

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

2024 Compared to 2023. Our origination, servicing expenses and other cost of revenue increased by 12.8% from RMB2,111.5 million in 2023 to RMB2,381.8 million (US$326.3 million) in 2024, primarily due to an increase in the facilitation costs and loan collection expenses as a result of the higher outstanding loan balance. Origination, servicing expenses and other cost of revenue for the period included share-based compensation of RMB39.6 million (US$5.4 million).

2023 Compared to 2022. Our origination, servicing expenses and other cost of revenue increased by 3.6% from RMB2,038.6 million in 2022 to RMB2,111.5 million in 2023, primarily due to the increase in the facilitation costs and the loan collection expenses as a result of the higher transaction volume. Origination, servicing expenses and other cost of revenue for the period included share-based compensation of RMB33.8 million.

Origination, servicing expenses and other cost of revenue-related party

Origination, servicing expenses and other cost of revenue-related party consists of expenses for data collection service provided by PPcredit Data Service (Shanghai) Co., Ltd., which we refer to as PPcredit, for its data collection services. PPcredit is a related party controlled by our founders. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with PPcredit.” Our origination, servicing expenses and other cost of revenue-related party were nil in 2023 and nil in 2024.

2023 Compared to 2022. Our origination, servicing expenses and other cost of revenue-related party were nil in 2023, compared to RMB37 thousand in 2022, primarily due to the termination of collection service provided by the related party.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses.

2024 Compared to 2023. Our sales and marketing expenses increased by 6.7% from RMB1,887.4 million in 2023 to RMB2,014.3 million (US$276.0 million) in 2024, primarily due to an increase in the advertising and online marketing expenses from RMB1,871.4 million in 2023 to RMB1,994.1 million (US$273.2 million) in 2024. Our advertising and online marketing expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in the advertising and online marketing expenses was primarily driven by our increased proactive customer acquisition efforts focusing on quality borrowers in both China and the overseas markets. Our sales and marketing expenses as a percentage of our total operating revenues increased from 15.0% to 15.4% during the same period, primarily attributable to the increase in the revenue generated from new borrowers.

2023 Compared to 2022. Our sales and marketing expenses increased by 12.0% from RMB1,685.0 million in 2022 to RMB1,887.4 million in 2023, primarily due to the increase in advertising and online marketing expenses from RMB1,605.5 million in 2022 to RMB1,871.4 million in 2023. Our advertising and online marketing expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in expenses associated with online customer acquisition was primarily due to our proactive customer acquisition efforts focusing on higher-quality borrowers in both China and the overseas markets. Our sales and marketing expenses as a percentage of our total operating revenues slightly decreased from 15.1% to 15.0% during the same period, primarily attributable to the increase in the revenue generated from repeat borrowers.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses.

2024 Compared to 2023. Our general and administrative expenses increased by 6.0% from RMB390.0 million in 2023 to RMB413.5 million (US$56.7 million) in 2024, primarily due to the increased benefits we provided to our employees. General and administrative expenses in 2024 included share-based compensation of RMB59.6 million (US$8.2 million). Our general and administrative expenses as a percentage of our total operating revenues increased from 3.1% to 3.2% during the same period, primarily due to the increased benefits we provided to our employees.

2023 Compared to 2022. Our general and administrative expenses decreased by 2.9% from RMB401.7 million in 2022 to RMB390.0 million in 2023, primarily due to the improved operation efficiency. General and administrative expenses in 2023 included share-based compensation of RMB46.6 million. Our general and administrative expenses as a percentage of our total operating revenues decreased from 3.6% to 3.1% during the same period, primarily due to the improved operation efficiency.

Research and development expenses

2024 Compared to 2023. Research and development expenses decreased by 2.8% from RMB511.0 million in 2023 to RMB496.7 million (US$68.1 million) in 2024, due to our improved technology development efficiency. Our research and development expenses in 2024 included the share-based compensation expenses of RMB44.9 million (US$6.1 million). Our research and development expenses as a percentage of our total operating revenues decreased from 4.1% to 3.8%, primarily due to our improved technology development efficiency.

2023 Compared to 2022. Research and development expenses increased by 4.0% from RMB491.5 million in 2022 to RMB511.0 million in 2023 as we continued investing in our technology capabilities in 2023. Our research and development expenses in 2023 included the share-based compensation expenses of RMB36.1 million. Our research and development expenses as a percentage of our total operating revenues decreased from 4.4% to 4.1%.

Credit losses for quality assurance commitment

Credit losses for quality assurance commitment was accounted for in addition to and separately from the guarantee liabilities accounted for under the Accounting Standards Codification 460.

2024 Compared to 2023. Credit losses for quality assurance commitment increased by 3.7% from RMB4,422.8 million in 2023 to RMB4,587.3 million (US$628.5 million) in 2024, primarily due to the increased outstanding loan balances of the off-balance sheet loans in the overseas markets, partially offset by the decrease in the proportion of loans bearing credit risk in China.

2023 Compared to 2022. Credit losses for quality assurance commitment increased by 38.4% from RMB3,195.2 million in 2022 to RMB4,422.8 million in 2023, primarily due to the increases in the loan origination volume, the outstanding loan balance and the delinquency rates.

Provision for loans receivable

2024 Compared to 2023. Our provision for loans receivables decreased by 45.5% to RMB320.0 million (US$43.8 million) in 2024 from RMB586.8 million in 2023, primarily due to the decreases in the transaction volume and the outstanding loan balances of the on-balance sheet loans in the overseas markets.

2023 Compared to 2022. Our provision for loans receivables increased by 41.1% to RMB586.8 million in 2023 from RMB415.9 million in 2022, primarily due to the increase in the loan origination volume in our overseas markets.

Provision for accounts receivable and contract assets

2024 Compared to 2023. Our provision for accounts receivable and contract assets increased by 24.8% from RMB253.9 million in 2023 to RMB317.0 million (US$43.4 million) in 2024, primarily due to the decrease in provisions from other third-party platforms in 2023.

2023 Compared to 2022. Our provision for accounts receivable and contract assets decreased by 35.0% from RMB390.9 million in 2022 to RMB253.9 million in 2023, primarily due to the decrease in provision from other third-party platforms.

Other Income

2024 Compared to 2023. Our other income decreased from RMB394.7 million in 2023 to RMB310.1 million (US$42.5 million) in 2024, primarily due to the decrease in government subsidies.

2023 Compared to 2022. Our other income increased from RMB220.7 million in 2022 to RMB394.7 million in 2023, primarily due to the increase in government subsidies and investment income from financial assets held for trading.

Income Tax Expenses

2024 Compared to 2023. Our income tax expenses increased from RMB395.1 million in 2023 to RMB457.4 million (US$62.7 million) in 2024, primarily due to the increase in pre-tax profit and effective tax rate.

2023 Compared to 2022. Our income tax expenses decreased from RMB454.8 million in 2022 to RMB395.1 million in 2023, primarily due to a decrease in our effective tax rate.

Net Profit

As a result of the foregoing, our net profit was RMB2.3 billion in 2022, RMB2.4 billion in 2023 and RMB2.4 billion (US$327.1 million) in 2024.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently have no income, corporation or capital gains tax.

Hong Kong

Our subsidiary incorporated in Hong Kong is subject to Hong Kong profits tax at a rate of 16.5%. No Hong Kong profits tax has been levied as we did not have assessable profit that was earned in or derived from the Hong Kong subsidiary during the periods presented. Hong Kong does not impose a withholding tax on dividends.

China

Generally, our PRC subsidiaries, consolidated variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by governmental authorities every three years. Besides, a company qualified as a “software enterprise” is entitled to an exemption of income tax for the first two fiscal years and a favorable tax rate of 12.5% from the third to the fifth year. Such qualification is reassessed by governmental authorities annually. In 2024, one of our PRC subsidiaries was recognized as a “software enterprise” and was entitled to a preferential income tax rate of 12.5% from 2022 to 2024. In 2024, one of our PRC subsidiaries was recognized as “Hainan encouraged industrial enterprise” and was entitled to a preferential income tax rate of 15%.

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2022, 2023 and 2024. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The following selected consolidated balance sheet as of December 31, 2022 are derived from our audited consolidated balance sheet as of December 31, 2022 not included in this annual report.

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(RMB in thousands)
Assets:
Cash and cash equivalents	3,636,380	4,969,319	4,672,772	640,167
Restricted cash	2,842,707	1,800,071	2,074,300	284,178
Short-term investments	3,427,020	2,960,821	2,832,382	388,035
Quality assurance receivable, net of credit loss allowance for quality assurance receivable	1,669,855	1,755,615	1,639,591	224,623
Investments	1,084,084	1,135,133	1,173,003	160,701
Loans receivable, net of credit loss allowance for loans receivable	2,136,432	1,127,388	4,157,621	569,592
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets	2,217,445	2,208,538	2,405,880	329,604
Total assets	21,382,911	21,293,673	23,607,121	3,234,162
Liabilities and shareholders’ equity
Liabilities:
Deferred guarantee income	1,805,164	1,882,036	1,515,950	207,684
Liability from quality assurance commitment	3,555,618	3,306,132	2,964,116	406,082
Funds payable to investors of consolidated trusts	1,845,210	436,352	796,122	109,068
Total liabilities	8,938,422	7,422,775	8,053,446	1,103,317
Total shareholders’ equity	12,444,489	13,870,898	15,553,675	2,130,845

Cash and Cash Equivalents

Our cash and cash equivalents increased by 36.7% from RMB3.6 billion as of December 31, 2022 to RMB5.0 billion as of December 31, 2023, primarily due to the maturity of some wealth management products we purchased in the past, partially offset by the capital expenditure primarily used for the purchase of our headquarters building in Shanghai.

Our cash and cash equivalents decreased by 6.0% from RMB5.0 billion as of December 31, 2023 to RMB4.7 billion (US$640.2 million) as of December 31, 2024, primarily due to cash invested via consolidated trust.

Restricted Cash

Restricted cash mainly included cash under the quality assurance commitment and in the quality assurance fund, cash received from investors and borrowers that has yet to be disbursed, cash received via consolidated trust that has not been distributed, cash held in escrow accounts, and cash received from borrower to be distributed to funding partners. The following table sets forth a breakdown of our restricted cash as of December 31, 2022, 2023 and 2024:

	As of December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	1,394,870	342,163	—	—
Cash received from investors and borrowers	78,766	78,766	111,409	15,263
Cash received via consolidated trust that has not yet been distributed	449,337	265,924	701,928	96,164
Escrow accounts	558,520	608,185	864,440	118,428
Cash received from borrower to be distributed to funding partners	361,214	415,033	396,523	54,323
Cash held in capital escrow account as paid-in capital	—	90,000	—	—
Total restricted cash	2,842,707	1,800,071	2,074,300	284,178

Restricted cash decreased by 36.7% from RMB2.8 billion as of December 31, 2022 to RMB1.8 billion as of December 31, 2023, primarily due to (i) a decrease of RMB1.1 billion in cash in quality assurance commitment and quality assurance fund due to the settlement under our quality assurance commitment in 2023, and (ii) an decrease of RMB183.4 million in cash received via consolidated trusts that has not yet been distributed due to the decreases in the loan origination volume and the outstanding loan balances of consolidated trusts, partially offset by (i) an increase of RMB90.0 million in cash held in capital escrow account as paid-in capital, (ii) an increase of RMB53.8 million in cash received from borrower to be distributed to funding partners due to the settlement time lag, and (iii) an increase of RMB49.7 million in escrow accounts due to the increased guarantee amount for our financing guarantee.

Restricted cash increased by 15.2% from RMB1.8 billion as of December 31, 2023 to RMB2.1 billion (US$284.2 million) as of December 31, 2024, primarily due to (i) an increase of RMB436.0 million in cash received via consolidated trusts that has not yet been distributed due to the increase in trust investment over the year, and (ii) an increase of RMB256.3 million in escrow accounts due to the increased guarantee amount for our financing guarantee, partially offset by a decrease of RMB342.2 million in cash in quality assurance commitment and quality assurance fund due to the settlement under our quality assurance commitment in 2024.

Short-term Investments

Short-term investments mainly consist of investments in time deposits placed with banks and investments in short-term wealth management products.

Our short-term investments decreased by 13.6% from RMB3.4 billion as of December 31, 2022 to RMB3.0 billion as of December 31, 2023, primarily due to the maturity of some wealth management products we purchased in the past.

Our short-term investments decreased by 4.3% from RMB3.0 billion as of December 31, 2023 to RMB2.8 billion (US$388.0 million) as of December 31, 2024, primarily due to the maturity of some wealth management products we purchased in the past.

Quality Assurance Receivable

Quality assurance receivable increased by 5.1% from RMB1.7 billion as of December 31, 2022 to RMB1.8 billion as of December 31, 2023, primarily due to the increases in the loan origination volume.

Quality assurance receivable decreased by 6.6% from RMB1.8 billion as of December 31, 2023 to RMB1.6 billion (US$224.6 million) as of December 31, 2024, primarily due to the decreased proportion of loans bearing credit risk in China.

Loans receivable

Loans receivable decreased by 47.2% from RMB2.1 billion as of December 31, 2022 to RMB1.1 billion as of December 31, 2023, primarily due to the decreases in the on-balance loan origination volume.

Loans receivable increased by 268.8% from RMB1.1 billion as of December 31, 2023 to RMB4.2 billion (US$224.6 million) as of December 31, 2024, primarily due to the increase in the on-balance loan origination volume.

Accounts Receivable and Contract Assets and Related Provision

Accounts receivable and contract assets primarily consists of transaction service fees for facilitation and post facilitation services. Provision for credit loss allowance mainly consist of provision for accounts receivable and contract assets for loan facilitation and post facilitation services.

Accounts receivable and contract assets decreased by 7.2% to RMB2.5 billion as of December 31, 2023 from RMB2.7 billion as of December 31, 2022, mainly due to the lower average rate of transaction fees in 2023. Provision for credit loss allowance decreased from RMB496.9 million as of December 31, 2022 to RMB 310.4 million as of December 31, 2023, mainly due to the reversal of impairment loss related to certain counterparties from prior years.

Accounts receivable and contract assets increased by 7.0% to RMB2.7 billion (US$369.4 million) as of December 31, 2024 from RMB2.5 billion as of December 31, 2023, mainly due to an increase in the loan origination volume in 2024. Provision for credit loss allowance decreased from RMB310.4 million as of December 31, 2023 to RMB290.3 million (US$39.8 million) as of December 31, 2024, mainly due to the decreased proportion of loans bearing credit risk in China.

Deferred Guarantee Income

Deferred guarantee income was RMB1.9 billion as of December 31, 2023 compared to RMB1.8 billion as of December 31, 2022, primarily due to the increase in the outstanding loan balance covered by our quality assurance commitment.

Deferred guarantee income was RMB1.5 billion (US$207.7 million) as of December 31, 2024 compared to RMB1.9 billion as of December 31, 2023, primarily due to the decreased proportion of loans bearing credit risk in China, offset by an increase in the loan volume in the overseas markets.

Liability from Quality Assurance Commitment

Liability from quality assurance commitment decreased to RMB3.3 billion as of December 31, 2023 from RMB3.6 billion as of December 31, 2022, primarily due to the higher payment of quality assurance commitment.

Liability from quality assurance commitment decreased to RMB3.0 billion (US$406.1 million) as of December 31, 2024 from RMB3.3 billion as of December 31, 2023, primarily due to the decreased proportion of loans bearing credit risk in China, offset by an increase in the loan volume in the overseas markets.

Funds Payable to Investors of Consolidated Trusts

Funds payable to investors of consolidated trusts decreased to RMB436.4 million as of December 31, 2023 from RMB1.8 billion as of December 31, 2022, primarily due to the decrease in the loan origination volume of trust products and the early repayment of trust products in the fourth quarter of 2023.

Funds payable to investors of consolidated trusts increased to RMB796.1 million (US$109.1 million) as of December 31, 2024 from RMB436.4 million as of December 31, 2023, primarily due to the increase in the loan origination volume of trust products in 2024.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements on page F-37 for details on recent accounting pronouncements and our adoption of certain accounting rules.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities. As of December 31, 2022, 2023 and 2024, we had RMB3.6 billion, RMB5.0 billion and RMB4.7 billion (US$640.2 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand and short-term bank demand deposits. We believe that our current cash and cash equivalents and our anticipated cash flows from operations will be sufficient to meet our anticipated working capital requirements and capital expenditures for the next 12 months. We may, however, need additional capital in the future to fund our continued operations. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that might restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

Although we consolidate the results of the consolidated variable interest entities and their subsidiaries, we only have access to the assets or earnings of the consolidated variable interest entities and their subsidiaries through our contractual arrangements with the consolidated variable interest entities and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.” The majority of our future revenues are likely to continue to be in the form of RMB. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE and its local branches. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.”

The following table sets forth a summary of our cash flows for the periods presented:

	2022	2023	2024
	RMB	RMB	RMB	US$
	(RMB in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	236,917	1,360,872	2,893,160	396,361
Net cash provided by (used in) investing activities	(1,553,228)	1,411,992	(2,295,816)	(314,526)
Net cash used in financing activities	(763,940)	(2,505,002)	(622,715)	(85,312)
Net increase in cash, cash equivalents and restricted cash	(2,012,454)	290,303	(22,318)	(3,058)
Cash, cash equivalents and restricted cash at beginning of year	8,491,541	6,479,087	6,769,390	927,403
Cash, cash equivalents and restricted cash at end of year	6,479,087	6,769,390	6,747,072	924,345

During the fourth quarter of 2024, FinVolution Group elected to change its presentation of the cash flows associated with net funds received on behalf of customers that disbursed out later as financing activities and net funds paid in advance on behalf of customers that were subsequently reimbursed as investing activities within its consolidated statements of cash flows. Prior periods’ balances have been adjusted to conform to the current period presentation.

Operating Activities

Net cash provided by operating activities was RMB2.9 billion (US$396.4 million) in 2024, increased from RMB1.4 billion in 2023. In 2024, the difference between our net cash provided by operating activities and our net profit of RMB2.4 billion (US$327.1 million) resulted mainly from a decrease from prepaid expenses and other assets of RMB1.7 billion (US$233.7 million), an increase in taxes payable of RMB499.1 million (US$68.4 million), a provision for quality assurance receivable of RMB378.7 million (US$51.9 million), a provision for loans receivable of RMB320.0 million (US$43.8 million), a provision for accounts receivable and contract assets of RMB317.0 million (US$43.4 million), an increase in deferred tax assets of RMB863.3 million (US$118.3 million), a net gain from investment in loans of RMB853.8 million (US$117.0 million), an increase in accounts receivable and contract assets of RMB514.4 million (US$70.5 million), and a decrease in deferred guarantee income of RMB366.1 million (US$50.2 million). The decrease from prepaid expenses and other assets was primarily due to a decrease in security deposit. The increase in taxes payable was primarily due to higher profit before tax. The provision for quality assurance receivable, loans receivable and accounts receivable and contract assets was primarily due to the recognition of the life time credit losses. The increase in deferred tax assets was primarily due to the increase in the deferred revenue. The net gain from investment in loans was primarily due to the interest income from the loans originated in the overseas markets and the interest income from the loans held by consolidated trusts. The increase in accounts receivable and contract assets was primarily due to the increase in the loan origination volume. The decrease in deferred guarantee income was primarily due to the decreased proportion of loans bearing credit risk   in China.

Net cash provided by operating activities was RMB1.4 billion in 2023, increased from RMB236.9 million in 2022. In 2023, the difference between our net cash provided by operating activities and our net profit of RMB2.4 billion resulted mainly from a net gain from investment in loans of RMB1.0 billion, an increase in deferred tax assets of RMB705.0 million, an increase in quality assurance fund receivable of RMB440.1 million, a provision for loans receivable of RMB586.8 million, a provision for quality assurance receivable of RMB354.4 million, and a provision for accounts receivable and contract assets of RMB253.9 million. The gain from investment in loans was primarily due to the interest income from the loans originated in the overseas markets and the interest income from the loans held by consolidated trusts. The increase in deferred tax assets was primarily due to the increase in the deferred revenue. The increase in quality assurance receivable was primarily due to the increases in the loan origination volume. The provision for loans receivable was primarily due to the recognition of the life time credit losses. The provision for quality assurance receivable was primarily due to the recognition of the life time credit losses. The provision for accounts receivable and contract assets was primarily due to the recognition of the life time credit losses.

Net cash provided by operating activities was RMB236.9 million in 2022. In 2022, the difference between our net cash provided by operating activities and our net profit of RMB2.3 billion resulted mainly from a net gain from investment in loans of RMB1.2 billion, an increase in prepaid expenses and other assets of RMB1.2 billion, an increase in quality assurance receivable of RMB914.4 million, an increase in deferred guarantee income of RMB715.7 million, an increase in accounts receivable and contract assets of RMB717.5 million, and a provision for loans receivable of RMB415.9 million. The gain from investment in loans was primarily due to the interest income from loans originated in the overseas markets and the interest income from loans held by consolidated trusts. The increase in prepaid expenses and other assets was primarily due to the increased amount of deposits required by institutional funding partners as a result of the increase in outstanding loan balance. The increase in quality assurance receivable was primarily due to the increases in the loan origination volume. The increase in the deferred guarantee income was primarily due to the increases in the loan origination volume. The increase in accounts receivable and contract assets was primarily due to the increase in the loan origination volume. The provision for loans receivable was primarily due to the recognition of the life time credit losses.

Investing Activities

Net cash used in investing activities was RMB2.3 billion (US$314.5 million) in 2024, which was mainly attributable to cash paid for investment in loans originated and held by us in an amount of RMB9.4 billion (US$1.3 billion), purchase of short-term investments (mainly time deposits and wealth management products) in an amount of RMB7.3 billion (US$1.0 billion), proceeds from investment in loans originated and held by us in an amount of RMB6.9 billion (US$938.9 million) and proceeds from short-term investments in an amount of RMB7.5 billion (US$1.0 billion) from maturity of time deposits and wealth management products.

Net cash provided by investing activities was RMB1.4 billion in 2023, which was mainly attributable to proceeds from short-term investments in an amount of RMB12.4 billion from maturity of time deposits and wealth management products, and proceeds from investment in loans originated and held by us in an amount of RMB7.3 billion, partially offset by purchase of short-term investments (mainly time deposits and wealth management products) in an amount of RMB11.9 billion and cash paid for investment in loans originated and held by us in an amount of RMB5.8 billion.

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

Financing Activities

Net cash used in financing activities was RMB622.7 million (US$85.3 million) in 2024, which was mainly attributable to repurchase of our ADSs in an amount of RMB643.2 million (US$88.1 million), cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB439.6 million (US$60.2 million), dividends payout in an amount of RMB441.3 million (US$60.5 million), partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB780.0 million (US$106.9 million) and net funds held for customers in an amount of RMB121.7 million (US$16.7 million).

Net cash used in financing activities was RMB2.5 billion in 2023, which was mainly attributable to cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB2.7 billion, repurchase of our ADSs in an amount of RMB694.5 million, and dividends payout in amount of RMB430.4 million, partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.3 billion.

Net cash used in financing activities was RMB763.9 million in 2022, which was mainly attributable to cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.4 billion, dividends payout in amount of RMB372.5 million, and repurchase of our ADSs in an amount of RMB340.8 million, partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.3 billion.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

We made capital expenditures of RMB52.8 million, RMB538.1 million and RMB27.8 million (US$3.8 million) in 2022, 2023 and 2024, respectively. In 2024, our capital expenditures were mainly used for purchases of property, equipment and software. We expect our capital expenditures for 2025 to be approximately RMB54.8 million (US$7.5 million), primarily due to the optimization of server units and IT infrastructure.

Our contractual obligations mainly represent leasing obligations relating to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. We made payment of RMB22.9 million (US$3.1 million) in 2024. We expect our non-cancelable payment for 2025 to be approximately RMB16.8 million (US$2.3 million).

The following table sets forth our contractual obligations as of December 31, 2024:

	Total		Less than 1 year		1–3 years		3–5 years		More than 5 years
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Non-cancellable operating leases	31,164	4,269	16,777	2,298	14,159	1,940	228	31	—	—

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

As of December 31, 2024, we had capital commitments, primarily related to equity investments and business combinations, totaling RMB459 million.

Other than those discussed above and the obligations related to on-balance sheet loans (presented as “funds payable to investors of consolidated trusts” in the consolidated balance sheets) and guarantees associated with the loans we facilitated, we did not have any significant capital or other commitments, or long-term obligations as of December 31, 2024.

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

Assumptions: The combined transaction price was allocated to loan facilitation and post-facilitation services based on their standalone selling price. We did not have an observable standalone selling price for the loan facilitation or post-facilitation services because we did not provide such services on a standalone basis in similar circumstances to similar customers, and because there was no directly observable standalone selling price that was reasonably available for similar services in the market. As a result, we used an expected “cost plus margin” approach to estimate the standalone selling prices. As part of the expected “cost plus margin” model, we made certain assumptions including estimates of the cost of providing the services, plus a reasonable profit margin. When our estimates of the standalone selling prices for loan facilitation service as a percentage of total consideration increased/decreased by 100 basis points while holding all other estimates constant, our loan facilitation service revenue would increase/decrease by approximately RMB23 million. Our estimate of the key assumptions related to revenue recognition did not change significantly throughout the periods presented.

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

Assumptions: The credit losses related to these financial assets and liabilities are estimated mainly based on historical default experience, known or inherit risks in the portfolio, current economic conditions, and macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The estimate of expected credit losses is sensitive to our assumptions in these factors. When change in one of our estimates or a combined effect of changes of multiple estimates, which results in a 100 basis points increase/decrease in our default rate while holding all other estimates constant, there would be approximately RMB1,775 million pre-tax impact to our consolidated results of operations. Our estimate of the key assumptions related to credit losses did not change significantly throughout the periods presented.

Item 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaofeng Gu	46	Chairman of the Board and Chief Innovation Officer
Tiezheng Li	40	Vice Chairman of the Board and Chief Executive Officer
Jun Zhang	47	Director
Honghui Hu	47	Director
Simon Tak Leung Ho	51	Independent Director
Jimmy Y. Lai	68	Independent Director
Bing Xiang	62	Independent Director
Pingping Chen	41	President and Chief Compliance Officer
Jiayuan Xu	44	Chief Financial Officer
Yuxiang Wang	45	Chief Operating Officer and Chief Technology Officer

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

Mr. Simon Tak Leung Ho has been serving as our director since November 2020 and transitioned to an independent director in March 2025. Mr. Ho currently serves as the group chief financial officer of PT GoTo Gojek Tokopedia Tbk in Indonesia. Prior to this, Mr. Ho served as the group chief financial officer of Maya Philippines from April 2023 to July 2024. Mr. Ho served as our chief financial officer from September 2016 to November 2020. Prior to joining us, Mr. Ho served various positions at Citigroup Global Markets Asia Limited from 2008 to 2016 including managing director and head of Asian financials research. Mr. Ho received his bachelor’s degree in engineering from Northwestern University, Illinois. Mr. Ho is also a Chartered Financial Analyst.

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

B. Compensation

For the fiscal year ended December 31, 2024, we paid an aggregate of approximately RMB20.6 million (US$2.8 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the 100-for-1 share split we effected in October 2017. As of March 31, 2025, options to purchase a total of 3,858,450 Class A ordinary shares were outstanding under the 2017 Plan, and restricted share units to receive a total of 76,153,295 Class A ordinary shares were outstanding under the 2017 Plan.

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

The following table summarizes, as of March 31, 2025, the number of Class A ordinary shares underlying the options that we granted (excluding those that were canceled, forfeited, or expired) to our directors, executive officers, and other grantees under the 2017 Plan.

Name	Class A Ordinary Shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Tiezheng Li	*	1.400	February 1, 2018	January 31, 2028
	*	0.794	April 10, 2023	April 9, 2028
Jiayuan Xu	*	0.330	April 6, 2020	April 5, 2025
Other grantees as a Group	*	0.330	April 6, 2020	April 5, 2025

*	Less than 1% of our total outstanding shares.

The following table summarizes, as of March 31, 2025, the number of Class A ordinary shares underlying the restricted share units that we granted (excluding those that were canceled, forfeited, or expired) to our directors, executive officers, and other grantees under the 2017 Plan.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Tiezheng Li	*	October 6, 2020	October 5, 2025
	*	June 1, 2022	May 31, 2027
	*	January 23, 2023	January 22, 2028
	*	April 3, 2024	April 2, 2029
Bing Xiang	*	May 24, 2021	May 23, 2026
Jimmy Y. Lai	*	May 24, 2021	May 23, 2026
Jiayuan Xu	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
	*	April 10, 2023	April 9, 2028
	*	April 3, 2024	April 2, 2029
Yuxiang Wang	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
	*	April 10, 2023	April 9, 2028
	*	April 3, 2024	April 2, 2034
Pingping Chen	*	April 6, 2020	April 5, 2025
	*	October 6, 2020	October 5, 2025
	*	April 10, 2023	April 9, 2028
	*	February 5, 2024	February 4, 2029
	*	April 3, 2024	April 2, 2034
Other grantees as a Group	104,541,885	From April 6, 2020 to March 17, 2025	From April 5, 2025 to March 16, 2030

*	Less than 1% of our total outstanding shares.

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

Audit Committee. Our audit committee consists of Jimmy Y. Lai and Bing Xiang. Jimmy Y. Lai is the chairman of our audit committee. We have determined that both Jimmy Y. Lai and Bing Xiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Securities Exchange Act of 1934. In addition, we have determined that Jimmy Y. Lai qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Jimmy Y. Lai and Bing Xiang. Jimmy Y. Lai is the chairman of our compensation committee. We have determined that Jimmy Y. Lai and Bing Xiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jimmy Y. Lai and Bing Xiang. Jimmy Y. Lai is the chairperson of our nominating and corporate governance committee. We have determined that Jimmy Y. Lai and Bing Xiang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by a special resolution of our shareholders. Our directors are not subject to a term of office (unless this is expressly set out in the director’s appointment) and hold office until such time as they are removed from office by special resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors, (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated, or (v) is removed from office pursuant to our currently effective articles of association. Our officers are appointed by and serve at the discretion of the board of directors.

D. Employees

We had 4,144 employees as of December 31, 2022, 3,648 employees as of December 31, 2023, and 3,623 employees as of December 31, 2024.

As of December 31, 2024, 1,564 of our employees were located in Shanghai while the remaining employees were located in other regions in China or other countries. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

	As of December 31, 2024
	Number of employees	% of total
Functions:
Operations	709	19.6%
Risk Management	1,163	32.1%
Research and Development	780	21.5%
Sales and Marketing	621	17.1%
General and Administration	350	9.7%
Total number of employees	3,623	100.0%

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

We believe that we maintain a good working relationship with our employees and labor unions, and we have not experienced any material labor disputes.

E. Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2025 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,267,069,304 outstanding ordinary shares (consisting of 700,369,304 Class A ordinary shares and 566,700,000 Class B ordinary shares) as of March 31, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2025
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers**:
Shaofeng Gu(1)	33,781,250	394,818,900	33.8%	65.9%
Tiezheng Li(2)	12,815,710	27,987,900	3.2%	4.8%
Jun Zhang(3)	20,669,945	65,209,800	6.8%	11.0%
Honghui Hu(4)	—	52,383,400	4.1%	8.7%
Simon Tak Leung Ho	—	—	—	—
Jimmy Y. Lai	*	—	*	*
Bing Xiang	*	—	*	*
Pingping Chen	*	—	*	*
Jiayuan Xu	*	—	*	*
Yuxiang Wang	*	—	*	*
All directors and executive officers as a group	89,939,175	540,400,000	49.4%	90.5%
Principal Shareholders:
PPD Investment Limited(1)	33,781,250	394,818,900	33.8%	65.9%
Metallica Holding Limited(3)	20,669,945	65,209,800	6.8%	11.0%
Susquehanna Entities(6)	82,661,230	—	6.5%	0.7%

*	Less than 1% of our total outstanding shares.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2025.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 33,781,250 Class A ordinary shares owned by PPD Investment Limited. Mr. Shaofeng Gu is the sole shareholder and the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 27,987,900 Class B ordinary shares directly held by Happyariel Holding Limited, a company incorporated in the British Virgin Islands, (ii) 7,031,650 Class A ordinary shares, directly held by Happyariel Holding Limited, (iii) 3,420,845 Class A ordinary shares, directly held by Mr. Tiezheng Li, and (iv) 2,363,215 Class A ordinary shares that Mr. Tiezheng Li may purchase upon exercise of share-based awards within 60 days after March 31, 2025. Mr. Tiezheng Li is the sole shareholder and the sole director of Happyariel Holding Limited. The registered office address of Happyariel Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)	Represents (i) 65,209,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 20,669,945 Class A ordinary shares, directly held by Metallica Holding Limited. Mr. Jun Zhang is the sole shareholder and the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)	Represents 52,383,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(5)	Represents (i) 38,884 ADSs, representing 194,420 Class A ordinary shares beneficially owned by Susquehanna Fundamental Investments, LLC, a company incorporated in Delaware, and (ii) 16,493,362 ADSs, representing 82,454,310 Class A ordinary shares beneficially owned by Susquehanna Securities, LLC, as reported in a Schedule 13G/A filed by Susquehanna Fundamental Investments, LLC and Susquehanna Securities, LLC on February 13, 2025. Susquehanna Fundamental Investments, LLC and Susquehanna Securities, LLC are collectively referred to as Susquehanna Entities. Susquehanna Securities, LLC, an independent broker-dealer, and Susquehanna Fundamental Investments, LLC may be deemed a group. The address of the principal business office of each of Susquehanna Entities is 401 E. City Avenue, Suite 220, Bala Cynwyd, PA 19004.

As of March 31, 2025, none of our outstanding Class A or Class B ordinary shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Transactions with PPcredit

We use data collection services from PPcredit, a company controlled by our founders, based on arm’s length transaction terms and conditions. In 2020, we and PPcredit agreed to extend the term of the original service agreement to December 31, 2022. In 2022, we incurred RMB37.0 thousand expenses for such services. In 2023, this service agreement was terminated and no expenses were incurred in 2023 and 2024. As of December 31, 2022, 2023 and 2024, the amount due to PPcredit was RMB1.0 million, RMB10.0 thousand and RMB6.0 thousand, respectively. As of December 31, 2022, 2023 and 2024, the amount due from PPcredit was nil, RMB3.9 million and RMB444 thousand, respectively.

Transactions with Gouya

Shanghai Gouya Technology Co., Ltd., which we refer to as Gouya, was founded in November 2020 by our founders to provide smart vending machine services. In August 2023, we disposed of 70% of the equity interest in Gouya, and Gouya became a related party of our company since then. As of December 31, 2023 and 2024, the amount due to Gouya was RMB124 thousand and RMB124 thousand, respectively.

Transactions with Halodo Limited

Halodo Limited, which we refer to as Halodo, was founded in 2019 as a holding company within our group. In September 2024, we disposed of our equity interest in Halodo but still hold significant influence over its management and operating policies. As a result, Halodo became a related party of our company since then. As of December 31, 2024, the amount due to and due from Halodo was RMB13.2 million and 16.8 million, respectively.

Transactions with Fuzhou Rongheng

Fuzhou Rongheng Information Technology Co., Ltd., which we refer to as Fuzhou Rongheng, was founded in July 2023 to provide mediation services. In January 2024, we purchased a 40% equity interest in Fuzhou Rongheng, and Fuzhou Rongheng has been a related party of our company since then. As of December 31, 2024, the amount due from Fuzhou Rongheng was RMB508 thousand.

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

Dividend Policy

Our board of directors declared dividends in every March from 2019 to 2025. In addition, in March 2025, our board of directors approved a revised annual cash dividend policy, under which we will declare and distribute a recurring cash dividend of between 20% and 30% of the Company’s net income after tax from the previous fiscal year going forward. Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our currently effective memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Changes in Capital. Our shareholders may from time to time by ordinary resolution:

●	increase our share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

●	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

●	sub-divide our existing shares, or any of them into shares of a smaller amount, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so canceled.

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

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members. Under Cayman Islands law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members, a statement of the shares held by each member, and of the amount paid or agreed to be considered as paid, on the shares of each member, and confirmation on whether shares held by each member carries voting rights under our articles of association, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of United States federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This summary is based on the Code, U.S. Treasury regulations promulgated thereunder, or the Regulations, judicial decisions, administrative pronouncements, the income tax treaty between the United States and China, or the Treaty, and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not take, or that a court will not sustain a contrary position. This discussion, moreover, does not address the United States federal estate, gift, Medicare, and any minimum tax considerations, or any state, local and non-United States tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former United States citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for minimum tax;

●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for United States federal income tax purposes;

●	investors that have a functional currency other than the United States dollar;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for United States federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. holder should consult its tax adviser regarding the application of United States federal taxation to its particular circumstances, and the state, local, non-United States and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to United States federal income taxation regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the United States Internal Revenue Code of 1986, as amended, or applicable United States Treasury regulations.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships should consult their tax advisors as to the particular United States federal income tax consequences of an investment in our ADSs or ordinary shares.

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

Based upon the nature and composition of our income and assets (in particular, the retention of a substantial amount of cash, deposits, and investments) and the market price of our ADSs, we believe that we were likely a PFIC for United States federal income tax purposes for the taxable year ended December 31, 2024, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

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

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

If a U.S. holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. holder should consult its tax advisors regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024 and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. holder, the following rules will generally apply. Any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a dividend for U.S. federal income tax purposes. A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced tax rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met.

A non-United States corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) will generally be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information program, or (b) with respect to any dividend it pays on stock (or ADSs in respect of such stock) which is readily tradable on an established securities market in the United States. Our ADSs (but not our ordinary shares) are listed on the NYSE and is considered readily tradable on an established securities market in the United States. Since we do not expect that our ordinary shares will be listed on established securities markets, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for the reduced tax rate. There can be no assurance that our ADSs will continue to be considered readily tradable on an established securities market in later years. As described in “—People’s Republic of China Taxation,” if we are deemed to be a resident enterprise under the Enterprise Income Tax Law of the PRC, we may be eligible for the benefits of the Treaty and in that case we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. Each non-corporate U.S. holder should consult its tax advisors regarding the availability of the reduced tax rate applicable to qualified dividend income for any dividends we pay with respect to our ADSs or ordinary shares. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or Class A ordinary shares in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2024, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. holder, the following rules will generally apply. A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Any such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2024, and we will likely be classified as a PFIC for our current taxable year. U.S. holders should consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or Class A ordinary shares in their particular circumstances.

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

Foreign Exchange Risk

The majority of our revenues and our expenses are denominated in Renminbi. The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

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

A. Debt Securities

Not applicable.

B. Warrants and Rights

Not applicable.

C. Other Securities

Not applicable.

D. American Depositary Shares

Fees and Charges Our ADS holders May Have to Pay

As an ADS holder, you will be required to pay the following fees under the terms of the deposit agreement:

Service		Fees

●	Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares	Up to US$0.05 per ADS issued

Service		Fees

●	Cancelation of ADSs (e.g., a cancelation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary share(s) ratio, or for any other reason)	Up to US$0.05 per ADS canceled

●	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to US$0.05 per ADS held

●	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to US$0.05 per ADS held

●	Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to US$0.05 per ADS held

●	ADS Services	Up to US$0.05 per ADS held on the applicable record date(s) established by the depositary bank

As an ADS holder you will also be responsible to pay certain charges such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;

●	certain cable, telex and facsimile transmission and delivery expenses;

●	the expenses and charges incurred by the depositary bank in the conversion of foreign currency;

●	the fees and expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to Class A ordinary shares, ADSs and ADRs; and

●	the fees and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the servicing or delivery of deposited property.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses we incurred in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2024, we received US$3.5 million in reimbursement from the depositary.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we filed and furnished under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we filed or submitted under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2024 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2023	2024
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	10,344	10,328	1,415
Audit-related fees(2)	—	—	—
Tax fees(3)	160	244	33
All other fees(4)	1,510	2,082	285

*	The US$ amounts are translated from corresponding RMB amounts using a rate of RMB7.2993 = US$1.00, the noon buying rate on December 31, 2024 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

(1)	“Audit fees” mean the aggregate fees billed or to be billed for each of the last two fiscal years for professional services rendered by the principal accountant for the audit of the registrant’s annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit-related fees” mean the aggregate fees billed or to be billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the registrant’s financial statements and are not reported under footnote (1) above.

(3)	“Tax fees” mean the aggregate fees billed or to be billed in each of the last two fiscal years for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

(4)	“All other fees” mean the aggregate fees billed or to be billed in each of the last two fiscal years for products and services provided by the principal accountant, other than the services reported in footnotes (1) through (3).

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

On August 28, 2023, our board of directors approved a new share repurchase program, under which we may repurchase our own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$150 million until August 29, 2025, which we refer to as the 2023 Share Repurchase Program. This share repurchase program was publicly announced on August 28, 2023.

As of March 31, 2025, we had repurchased a total of approximately 24.3 million ADSs under the 2023 Share Repurchase Program. The table below is a summary of the shares we repurchased in the year 2024 and in the year 2025 up to March 31, 2025 under the 2023 Share Purchase Program. All shares were repurchased in the open market pursuant to the 2023 Share Repurchase Program.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan (1)	Approximate dollar value of ADSs that may yet be purchased under the plan
January 1, 2024 – January 31, 2024	2,265,267	4.75	8,502,109	109,765,696
February 1, 2024 – February 29, 2024	1,845,871	4.94	10,347,980	100,653,644
March 1, 2024 – March 31, 2024	1,471,807	5.08	11,819,787	93,179,123
April 1, 2024 – April 30, 2024	1,971,619	4.97	13,791,406	83,379,899
May 1, 2024 – May 31, 2024	1,909,980	4.93	15,701,386	73,966,017
June 1, 2024 – June 30, 2024	2,200,186	4.76	17,901,572	63,487,840
July 1, 2024 – July 31, 2024	1,675,970	5.05	19,577,542	55,030,873
August 1, 2024 – August 31, 2024	999,424	5.42	20,576,966	49,614,403
September 1, 2024 – September 30, 2024	1,957,069	5.39	22,534,035	39,061,734
October 1, 2024 – October 31, 2024	737,666	6.05	23,271,701	34,596,389
November 1, 2024 – November 30, 2024	722,135	6.10	23,993,836	30,194,239
December 1, 2024 – December 31, 2024	32,917	6.84	24,026,753	29,969,208
January 1, 2025 – January 31, 2025	272,207	6.84	24,298,960	28,107,486
February 1, 2025 – February 28, 2025	5,344	7.50	24,304,304	28,067,383
March 1, 2025 – March 31, 2025	-	-	24,304,304	28,067,383
Total	18,067,462	5.12	24,304,304	28,067,383

Note:

(1) The total number of ADSs purchased as part of the publicly announced plan in this column represents the cumulative total of ADSs bought under this share repurchase program as of the end of the given month.

On March 14, 2025, our board of directors approved a new share repurchase program, effective on March 20, 2025, under which we may repurchase our own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$150 million during the period from March 20, 2025 to March 19, 2027. We refer to this new share repurchase program as the 2025 Share Repurchase Program. The 2025 Share Repurchase Program was publicly announced on March 17, 2025. As of the date of this annual report, the Company has not repurchased any ADSs under the 2025 Share Repurchase Program.

Members of senior management have informed us that they purchased approximately US$2.1 million of our ADSs in 2024. All the ADSs purchased were independent of our company’s share repurchase programs and were made during an open window period in full compliance with all our company’s policy and legal guidelines.

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

Our board of directors has established insider trading policies and procedures to provide guidance on the purchases, sales, and other dispositions of our securities by our directors, officers, employees, and consultants, with the goal of promoting compliance with applicable insider trading laws, rules, and regulations.

The Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading, adopted by our board of directors on November 16, 2023, is filed as Exhibit 11.2 to this annual report on Form 20-F.

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

Item 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

1.2	Certificate of Incorporation on Change of Name as of November 6, 2019 (incorporated herein by reference to Exhibit 1.2 to the Form 20-F filed on April 28, 2021 (File No. 001-38269))

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-274381) filed with the Securities and Exchange Commission on September 7, 2023)

2.3	Deposit Agreement dated November 14, 2017, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-224011), filed with the Securities and Exchange Commission on March 29, 2018)

2.4*	Description of Securities

4.1	The 2017 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.2	Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.3	Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

4.4	English translation of the Loan Agreement between Shanghai Guangjian and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.5	English translation of the Restated Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

Exhibit Number	Description of Document
4.6	English translation of the Restated Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.7	English translation of the Restated Power of Attorney granted by the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.8	English translation of the Restated Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.9	English translation of the Restated Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.10	English translation of the Loan Agreement between Shanghai Manyin and shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.11	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.12	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.13	English translation of the Power of Attorney granted by the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.14	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.15	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

4.16	English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

Exhibit Number	Description of Document
4.17	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.18	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.19	English translation of the Power of Attorney granted by the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.20	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

4.21	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)

8.1*	Principal Subsidiaries and Variable Interest Entities of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)

11.2*	Insider Trading Policy

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm

15.2*	Consent of Hui Ye Law Firm

15.3*	Consent of Maples and Calder (Hong Kong) LLP

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2024)

101.INS*	Inline XBRL Instance Document—this instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

** Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FinVolution Group

	By:	/s/ Tiezheng Li
	Name:	Tiezheng Li
	Title:	Chief Executive Officer

Date: April 18, 2025

FINVOLUTION GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of FinVolution Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of FinVolution Group and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Measurement of expected credit losses for certain financial assets and guarantee liabilities

As described in Notes 2(s), 4 and 8 to the consolidated financial statements, the Company had the following accounts associated with expected credit losses measurement as of December 31, 2024:

●	Accounts receivable and contract assets	RMB2,405.9 million, net of credit loss allowance of RMB290.3 million
●	Quality assurance receivable	RMB1,639.6 million, net of credit loss allowance of RMB426.9 million
●	Loans receivable	RMB4,157.6 million, net of credit loss allowance of RMB226.5 million
●	Liability from quality assurance commitment	RMB2,964.1 million

Management determined the amounts of the provisions and liabilities relating to the above accounts using an expected credit losses methodology that was based on (i) historical default experience; (ii) known and inherent risks in the portfolio; (iii) current economic conditions; and (iv) future macroeconomic forecasts as well as other factors surrounding the credit risks of borrowers. When forecasting macroeconomic factors, management primarily considered gross domestic product, consumer price index and other pertinent factors such as money supply wherein M1 money supply was determined to be the most relevant to the Company’s business.

The principal considerations for our determination that performing procedures relating to measurement of expected credit losses for certain financial assets and guarantee liabilities is a critical audit matter are (i) there was significant judgment and estimation by management in determining the modeling techniques utilized in their expected credit losses methodology and in determining the underlying estimates, which in turn led to a high degree of auditor judgment, subjectivity, and audit effort in performing procedures and evaluating audit evidence related to estimates used in the expected credit losses methodology and (ii) the audit effort involved the use of professionals with specialized skill and knowledge.

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

April 18, 2025

We have served as the Company’s auditor since 2016.

FINVOLUTION GROUP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$ Note 2(f)

Assets
Cash and cash equivalents	2(h)	4,969,319	4,672,772	640,167
Restricted cash	2(i)	1,800,071	2,074,300	284,178
Short-term investments	2(j)	2,960,821	2,832,382	388,035
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB310,394 and RMB290,267 as of December 31, 2023 and 2024, respectively	8	2,208,538	2,405,880	329,604
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB529,392 and RMB426,949 as of December 31, 2023 and 2024, respectively	2(s)	1,755,615	1,639,591	224,623
Loans receivable, net of credit loss allowance for loans receivable of RMB214,550 and RMB226,467 as of December 31, 2023 and 2024, respectively	4	1,127,388	4,157,621	569,592
Property, equipment and software, net	6	140,933	623,792	85,459
Right of use assets	16	38,110	36,826	5,045
Intangible assets	7	98,692	137,298	18,810
Goodwill		50,411	50,411	6,906
Investments	2(l)	1,135,133	1,173,003	160,701
Deferred tax assets	12	1,624,325	2,513,865	344,398
Prepaid expenses and other assets	5	3,384,317	1,289,380	176,644
Total assets		21,293,673	23,607,121	3,234,162
Liabilities and Shareholders’ Equity:
Deferred guarantee income (including deferred guarantee income of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB1,603,682 and RMB1,283,000 as of December 31, 2023 and 2024, respectively)	2(s)	1,882,036	1,515,950	207,684
Liability from quality assurance commitment (including liability from quality assurance commitment of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB2,985,013 and RMB2,591,768 as of December 31, 2023 and 2024, respectively)	2(s)	3,306,132	2,964,116	406,082
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB142,614 and RMB153,686 as of December 31, 2023 and 2024, respectively)	9	261,528	290,389	39,783
Taxes payable (including taxes payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB133,473 and RMB561,475 as of December 31, 2023 and 2024, respectively)		207,477	705,928	96,712
Funds payable to investors of consolidated trusts (including funds payable to investors of consolidated trusts of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB436,322 and RMB793,720 as of December 31, 2023 and 2024, respectively)	4	436,352	796,122	109,068
Contract liabilities (including contract liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB5,109 and RMB10,185 as of December 31, 2023 and 2024, respectively)	2(t)	5,109	10,185	1,395

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2023	2024
		RMB	RMB	US$ Note 2(f)

Liabilities and Shareholders’ Equity (Continued)
Short-term borrowings		5,756	5,594	766
Amounts due to related parties (including amounts due to related parties of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB134 and RMB130 as of December 31, 2023 and 2024, respectively)	11	134	13,314	1,824
Leasing liabilities (including leasing liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB32,811 and RMB22,673 as of December 31, 2023 and 2024, respectively)	16	35,878	28,765	3,941
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB65,201 and RMB112,604 as of December 31, 2023 and 2024, respectively)	12	340,608	491,213	67,296
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB702,030 and RMB878,881 as of December 31, 2023 and 2024, respectively)	10	941,765	1,231,870	168,766
Total liabilities		7,422,775	8,053,446	1,103,317
Commitments and contingencies	17
FinVolution Group shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2023 and 2024; 980,871,169 and 983,371,169 issued as of December 31, 2023 and 2024; 757,194,939 and 699,550,724 outstanding as of December 31, 2023 and 2024)	13	64	64	9
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2023 and 2024; 569,200,000 and 566,700,000 issued and outstanding as of December 31, 2023 and 2024)	13	39	39	5
Additional paid-in capital		5,748,734	5,815,437	796,712
Treasury stock (223,676,230 and 283,820,445 shares as of December 31, 2023 and 2024, respectively)	13	(1,199,683)	(1,765,542)	(241,878)
Statutory reserves	2(af)	762,472	852,723	116,823
Accumulated other comprehensive income		80,006	92,626	12,689
Retained earnings		8,357,153	10,208,717	1,398,588
Total FinVolution Group shareholders’ equity		13,748,785	15,204,064	2,082,948
Non-controlling interest		122,113	349,611	47,897
Total shareholders’equity		13,870,898	15,553,675	2,130,845
Total liabilities and shareholders’ equity		21,293,673	23,607,121	3,234,162

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share data, or otherwise noted)

		For the years ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$ Note 2(f)

Operating revenue:
Loan facilitation service fees	2(t)	4,430,778	4,520,504	4,694,380	643,127
Post-facilitation service fees	2(t)	1,929,913	1,969,705	1,740,241	238,412
Guarantee income	2(s)	3,064,440	4,478,995	5,085,296	696,683
Net interest income	2(n)	1,174,204	1,049,379	853,779	116,967
Other revenue	2(t)	534,868	528,862	692,128	94,821
Net revenues		11,134,203	12,547,445	13,065,824	1,790,010
Operating expenses:
Origination, servicing expenses and other cost of revenue	2(u)	(2,038,587)	(2,111,515)	(2,381,839)	(326,311)
Origination, servicing expenses and other cost of revenue-related party	2(u)	(37)	-	-	-
Sales and marketing expenses	2(v)	(1,685,022)	(1,887,442)	(2,014,254)	(275,952)
General and administrative expenses	2(w)	(401,731)	(390,022)	(413,548)	(56,656)
Research and development expenses	2(x)	(491,484)	(510,986)	(496,740)	(68,053)
Credit losses for quality assurance commitment	2(s)	(3,195,220)	(4,422,802)	(4,587,254)	(628,451)
Provision for loans receivable	4	(415,902)	(586,843)	(320,013)	(43,842)
Provision for accounts receivable and contract assets	8	(390,882)	(253,948)	(317,049)	(43,436)
Total operating expenses		(8,618,865)	(10,163,558)	(10,530,697)	(1,442,701)
Other income
Other income, net		220,693	394,698	310,123	42,487
Profit before income tax expenses		2,736,031	2,778,585	2,845,250	389,796
Income tax expenses	12	(454,775)	(395,100)	(457,405)	(62,664)
Net profit		2,281,256	2,383,485	2,387,845	327,132
Net profit attributable to non-controlling interest shareholders		(14,874)	(42,650)	(4,699)	(644)
Net profit attributable to FinVolution Group’s ordinary shareholders		2,266,382	2,340,835	2,383,146	326,488

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

		For the years ended December 31,
	Note	2022	2023	2024
		RMB	RMB	RMB	US$ Note 2(f)

Net profit		2,281,256	2,383,485	2,387,845	327,132
Foreign currency translation adjustment, net of nil tax		69,006	27,769	12,620	1,729
Total comprehensive income		2,350,262	2,411,254	2,400,465	328,861
Total comprehensive income attributable to non-controlling interest shareholders		(14,874)	(42,650)	(4,699)	(644)
Total comprehensive income attributable to FinVolution Group’s ordinary shareholders		2,335,388	2,368,604	2,395,766	328,217

Weighted average number of ordinary shares used in computing net profit per share
Basic		1,412,648,862	1,374,713,018	1,287,853,207	1,287,853,207
Diluted		1,454,291,316	1,402,947,561	1,320,229,492	1,320,229,492

Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic		1.60	1.70	1.85	0.25
Diluted		1.56	1.67	1.81	0.25

Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equals to five ordinary shares)
Basic		8.02	8.51	9.25	1.27
Diluted		7.79	8.34	9.03	1.24

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share data, or otherwise noted)

		Issued ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Statutory	Retained	Non-controlling	Total shareholders’
	Note	Share	Amount	capital	Share	Amount	income	reserve	earnings	interest	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2021		1,550,071,169	103	5,694,733	(116,279,765)	(324,171)	(16,769)	610,403	4,690,951	54,360	10,709,610
Repurchase of ordinary shares	13	-	-	-	(59,088,885)	(343,817)	-	-	-	-	(343,817)
Share-based compensation	14	-	-	89,030	-	-	-	-	-	-	89,030
Exercise of share-based compensation plans	14	-	-	(91,060)	38,494,250	99,393	-	-	-	-	8,333
Net profit		-	-	-	-	-	-	-	2,266,382	14,874	2,281,256
Dividends paid to shareholders		-	-	-	-	-	-	-	(372,483)	-	(372,483)
Foreign currency translation adjustment		-	-	-	-	-	69,006	-	-	-	69,006
Appropriation to statutory reserve		-	-	-	-	-	-	87,998	(87,998)	-	-
Capital injection from non-controlling interest		-	-	-	-	-	-	-	-	3,554	3,554
Balance as of December 31, 2022		1,550,071,169	103	5,692,703	(136,874,400)	(568,595)	52,237	698,401	6,496,852	72,788	12,444,489

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

		Issued ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Statutory	Retained	Non-controlling	Total shareholders’
	Note	Share	Amount	capital	Share	Amount	income	reserve	earnings	interest	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2022		1,550,071,169	103	5,692,703	(136,874,400)	(568,595)	52,237	698,401	6,496,852	72,788	12,444,489
Repurchase of ordinary shares	13	-	-	-	(107,601,530)	(691,464)	-	-	-	-	(691,464)
Share-based compensation	14	-	-	116,407	-	-	-	-	-	-	116,407
Exercise of share-based compensation plans	14	-	-	(60,376)	20,799,700	60,376	-	-	-	-	-
Net profit		-	-	-	-	-	-	-	2,340,835	42,650	2,383,485
Dividends paid to shareholders		-	-	-	-	-	-	-	(416,463)	(13,890)	(430,353)
Foreign currency translation adjustment		-	-	-	-	-	27,769	-	-	-	27,769
Appropriation to statutory reserve		-	-	-	-	-	-	64,071	(64,071)	-	-
Capital injection from non-controlling interest		-	-	-	-	-	-	-	-	20,565	20,565
Balance as of December 31, 2023		1,550,071,169	103	5,748,734	(223,676,230)	(1,199,683)	80,006	762,472	8,357,153	122,113	13,870,898

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

		Issued ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Statutory	Retained	Non-controlling	Total shareholders’
	Note	Share	Amount	capital	Share	Amount	income	reserve	earnings	interest	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2023		1,550,071,169	103	5,748,734	(223,676,230)	(1,199,683)	80,006	762,472	8,357,153	122,113	13,870,898
Repurchase of ordinary shares	13	-	-	-	(88,949,555)	(643,208)	-	-	-	-	(643,208)
Share-based compensation	14	-	-	144,052	-	-	-	-	-	-	144,052
Exercise of share-based compensation plans	14	-	-	(77,349)	28,805,340	77,349	-	-	-	-	-
Net profit		-	-	-	-	-	-	-	2,383,146	4,699	2,387,845
Dividends paid to shareholders		-	-	-	-	-	-	-	(441,331)	-	(441,331)
Foreign currency translation adjustment		-	-	-	-	-	12,620	-	-	-	12,620
Appropriation to statutory reserve		-	-	-	-	-	-	90,251	(90,251)	-	-
Capital reduction by non-controlling interest		-	-	-	-	-	-	-	-	(142)	(142)
Business Combination		-	-	-	-	-	-	-	-	222,941	222,941
Balance as of December 31, 2024		1,550,071,169	103	5,815,437	(283,820,445)	(1,765,542)	92,626	852,723	10,208,717	349,611	15,553,675

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 2(f)

Cash flows from operating activities:
Net profit	2,281,256	2,383,485	2,387,845	327,132
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Provision for loans receivable	415,902	586,843	320,013	43,842
Provision for accounts receivable and contract assets	390,882	253,948	317,049	43,436
Provision for quality assurance receivable	176,310	354,366	378,695	51,881
Depreciation and amortization	23,825	22,515	69,491	9,520
Amortization of right-of-use asset and interest of leasing liabilities	41,181	46,575	16,761	2,296
Change in fair value of short-term investments	(9,806)	(32,462)	(45,589)	(6,246)
Gain or loss from investments	6,890	722	(7,752)	(1,062)
Net gain from investment in loans	(1,174,204)	(1,049,379)	(853,779)	(116,967)
Share-based compensation	89,030	116,407	144,052	19,735
Impairment of intangible assets	255	-	-	-
Interest expense on short-term borrowings	-	-	168	23
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(717,481)	(245,041)	(514,391)	(70,471)
Quality assurance receivable	(914,367)	(440,126)	(262,671)	(35,986)
Deferred tax assets	(463,620)	(704,964)	(863,303)	(118,272)
Prepaid expenses and other assets	(1,152,660)	124,972	1,705,744	233,686
Deferred guarantee income	715,661	76,872	(366,086)	(50,154)
Liability from quality assurance commitment	367,057	(249,486)	(342,016)	(46,855)
Payroll and welfare payable	21,490	(12,880)	28,385	3,889
Taxes payable	(66,621)	73,450	499,086	68,375
Contract liabilities	(3,327)	-	5,076	695
Leasing liabilities	(40,837)	(43,539)	(22,908)	(3,139)
Deferred tax liabilities	94,556	108,420	141,665	19,408
Accrued expenses and other liabilities	155,545	(9,826)	157,625	21,595
Net cash provided by operating activities	236,917	1,360,872	2,893,160	396,361
Cash flows from investing activities:
Collection of loans originated and held by the Group	10,812,431	7,338,026	6,853,291	938,896
Investment in loans originated and held by the Group	(10,075,218)	(5,829,136)	(9,352,176)	(1,281,243)
Proceeds from disposal of investments	3,158	6,029	7,583	1,039
Purchase of investments	(119,858)	(67,800)	(35,165)	(4,818)
Proceeds from short-term investments	15,013,648	12,430,443	7,517,922	1,029,951
Purchase of short-term investments	(17,134,614)	(11,929,977)	(7,343,894)	(1,006,109)
Purchase of property, equipment and software	(52,775)	(538,095)	(27,757)	(3,803)
Net funds paid on behalf of customers	-	(1,498)	(16,354)	(2,240)
Proceeds from disposal of a subsidiary	-	4,000	(703)	(96)
Cash paid for business combinations, net of cash acquired	-	-	101,437	13,897
Net cash (used in) provided by investing activities	(1,553,228)	1,411,992	(2,295,816)	(314,526)

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except share data, or otherwise noted)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US Note 2(f)

Cash flows from financing activities:
Cash received from investors - consolidated trusts	1,339,459	1,272,700	780,000	106,860
Cash paid to investors - consolidated trusts	(1,436,195)	(2,735,478)	(439,599)	(60,225)
Net funds held for customers	31,916	54,049	121,733	16,677
Cash received from short-term borrowings	-	5,756	28,094	3,849
Repayment of short-term borrowings	-	-	(28,262)	(3,872)
Cash paid for dividends	(372,483)	(430,353)	(441,331)	(60,462)
Repurchase of ordinary shares	(340,781)	(694,521)	(643,208)	(88,119)
Proceeds from exercise of share options	10,590	2,280	-	-
Capital (reduction by) injection from non-controlling interest shareholders	3,554	20,565	(142)	(20)
Net cash used in financing activities	(763,940)	(2,505,002)	(622,715)	(85,312)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	67,797	22,441	3,053	419
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,012,454)	290,303	(22,318)	(3,058)
Cash, cash equivalents and restricted cash at beginning of year	8,491,541	6,479,087	6,769,390	927,403
Cash, cash equivalents and restricted cash at end of year	6,479,087	6,769,390	6,747,072	924,345

Supplemental disclosure of cash investing and financing activities
Cash paid for interest including interest paid to investors of consolidated trusts	(83,410)	(87,100)	(38,310)	(5,248)
Cash paid for income taxes	(963,249)	(960,477)	(673,736)	(92,301)
Supplemental disclosure of non-cash investing and financing activities
Payable for purchase of property, equipment and software	1,132	-	-	-
Payable for purchase of intangible assets	5,000	5,000	5,000	685
Payable for repurchase of ordinary shares	3,057	-	-	-
Receivable from exercise of share options	2,280	-	-	-

The following table sets forth cash, cash equivalents and restricted cash by category within the Consolidated Balance Sheets:

	As of December 31,
	2023	2024
	RMB	RMB	US$ Note 2(f)

Cash and cash equivalents	4,969,319	4,672,772	640,167
Restricted cash	1,800,071	2,074,300	284,178
Total cash, cash equivalents and restricted cash	6,769,390	6,747,072	924,345

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

1. Principal activities and organization

FinVolution Group (the “Company”) is an investment holding company and with its consolidated subsidiaries and the consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) operates an online consumer finance platforms through its platform (www.ppdai.com) and PPDai mobile application registered in the People’s Republic of China (the “PRC” or “China”). The Company has been listed on the New York Stock Exchange in the United States of America since November 2017. The Company had power to direct activities of a number of VIEs through a series of commercial agreements (the “VIE Agreements”) entered into between certain subsidiaries of the Group (the “WOFEs”), the VIEs and nominal shareholders of the VIEs.

As of December 31, 2024, the Company’s principal subsidiaries and the consolidated VIEs are as follows:

Name	Percentage of direct or indirect economic interest	Date of incorporation	Place of incorporation

Subsidiaries
FinVolution (HK) Limited (“FinVolution HK”)	100%	June 12, 2012	Hong Kong, China
Bluebottle Limited	100%	December 12, 2017	Hong Kong, China
Beijing Prosper Investment Consulting Co., Ltd. (“Beijing Prosper”)	100%	August 21, 2012	Beijing, China
Shanghai Guangjian Information Technology Co., Ltd. (“Shanghai Guangjian”)	100%	June 5, 2017	Shanghai, China
Shanghai Shanghu Information Technology Co., Ltd. (“Shanghai Shanghu”)	100%	June 15, 2017	Shanghai, China
Shanghai Manyin Information Technology Co., Ltd. (“Shanghai Manyin”)	100%	February 12, 2018	Shanghai, China
PT Pembiayaan Digital Indonesia	80%	June 5, 2018	Jakarta, Indonesia
Hainan Shanghu Information Technology Co., Ltd. (“Hainan Shanghu”)	100%	August 1, 2018	Hainan, China
Consolidated VIEs
Beijing Paipairongxin Investment Consulting Co., Ltd. (“Beijing Paipairongxin”)	100%*	June 15, 2012	Beijing, China
Shanghai Zihe Information Technology Group Co., Ltd. (“Shanghai Zihe”)	100%*	July 6, 2017	Shanghai, China
Shanghai Ledao Technology Co., Ltd. (“Shanghai Ledao”)	100%*	January 10, 2019	Shanghai, China
Consolidated VIEs’ principal subsidiaries
Shanghai PPDai Financial Information Services Co., Ltd. (“Shanghai PPDai”)	100%*	January 18, 2011	Shanghai, China
Hefei PPDai Information Technology Co., Ltd.	100%*	December 19, 2016	Anhui, China
Shanghai Erxu Information Technology Co., Ltd. (“Shanghai Erxu”)	100%*	April 28, 2018	Shanghai, China
Fujian Zhiyun Financing Guarantee Co., Ltd. (“Fujian Zhiyun”)	100%*	November 21, 2019	Fujian, China

*	Have power to direct activities via contractual relationships

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

Reclassifications

Certain prior period amounts have been reclassified in order to conform with the current period presentation. These reclassifications have no impact on the Company’s previously reported consolidated net results.

Change in Presentation of Consolidated Statements of Cash Flows

During the fourth quarter of 2024, the Company elected to change its presentation of the cash flows associated with net funds received on behalf of customers that disbursed out later as financing activities and net funds paid in advance on behalf of customers that were subsequently reimbursed as investing activities within its consolidated statements of cash flows.

Following on this change, the amount of RMB54,049 and RMB31,916 for the years ended December 31, 2023 and 2022 respectively was adjusted from change in accrued expenses and other liabilities to net funds held for customers. The net cash used in financing activities is therefore changed from RMB2,559,051 as previously reported to RMB2,505,002 for the year ended December 31, 2023 and from RMB795,856 as previously reported to RMB763,940 for the year ended December 31, 2022.

The amount of RMB1,498 and nil for the years ended December 31, 2023 and 2022 respectively was adjusted from change in prepaid expenses and other assets to net funds paid on behalf of customers. The net cash provided by investing activities is therefore changed from RMB1,413,490 to RMB1,411,992 for the year ended December 31, 2023 and stay unchanged for the year ended December 31, 2022.

The net cash provided by operating activities is adjusted from RMB1,413,423 and RMB268,833 as previously reported to RMB1,360,872 and RMB236,917 for the years ended December 31, 2023 and 2022 respectively.

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

Details of the VIE structure are set forth below:

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

The Group has established a series of trusts administrated by third-party trust companies. Since these trusts make loans solely to borrowers referred by the Group to provide returns to the trust beneficiaries, the Group has power to direct the activities of the trusts. In addition, the Group has the obligation to absorb losses or the right to receive benefits from the trusts that could potentially be significant to the trusts. As a result, the Group is considered the primary beneficiary of the trusts and their assets including loans receivable (Note 4), liabilities, results of operations and cash flows are consolidated under Accounting Standards Codification (“ASC”) 810.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries (including the consolidated trusts), which are included in the Group’s consolidated financial statements. Transactions between the VIEs (including the consolidated trusts) and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2023	2024
	RMB	RMB

Cash and cash equivalents	2,106,153	2,343,220
Restricted cash	1,502,159	1,889,665
Short-term investments	1,639,762	1,653,847
Accounts receivable and contract assets	1,935,393	2,106,533
Quality assurance receivable	1,485,333	1,100,960
Property, equipment and software, net	15,717	489,931
Intangible assets	34,932	48,932
Right of use assets	31,213	23,995
Loans and receivables, net of credit loss allowance for loans receivables	649,839	3,499,667
Investments	964,755	972,952
Investment in subsidiaries	108,800	113,571
Deferred tax assets	1,079,307	2,042,468
Amounts due from Group companies	2,544,968	2,457,600
Amounts due from related parties	4,867	952
Prepaid expenses and other assets	3,096,253	816,569
Total assets	17,199,451	19,560,862

Deferred guarantee income	1,603,682	1,283,000
Liability from quality assurance commitment	2,985,013	2,591,768
Payroll and welfare payable	142,614	153,686
Taxes payable	133,473	561,475
Funds payable to investors of consolidated trusts	436,322	793,720
Contract liabilities	5,109	10,185
Deferred tax liabilities	65,201	112,604
Leasing liabilities	32,811	22,673
Amounts due to Group companies	6,248,306	7,533,335
Amounts due to related parties	134	130
Accrued expenses and other liabilities	702,030	878,881
Total liabilities	12,354,695	13,941,457

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Third-party revenues	9,340,431	9,859,539	9,796,032
Group company revenues	535,053	498,189	391,348
Net revenues	9,875,484	10,357,728	10,187,380
Third-party expenses	(3,567,004)	(3,633,284)	(3,777,621)
Group company expenses	(3,343,680)	(3,542,004)	(2,414,323)
Related party expenses	(37)	-	-
Provision for accounts receivable and contract assets	(284,384)	(78,148)	(137,321)
Provision for loans receivable	(92,790)	(30,394)	(38,823)
Credit losses for quality assurance commitment	(2,981,336)	(3,557,174)	(3,584,954)
Total operating expenses	(10,269,231)	(10,841,004)	(9,953,042)
Income from subsidiaries	2,379	3,719	6,099
Income (loss) from operations	(391,368)	(479,557)	240,437
Other income, net	158,724	232,074	197,116
Profit (loss) before income tax expense	(232,644)	(247,483)	437,553
Income tax expenses	(23,242)	(35,112)	(88,667)
Net profit (loss)	(255,886)	(282,595)	348,886

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Cash used in operating activities under service agreements for Group companies	(3,598,761)	(2,132,263)	(828,977)
Cash provided by operating activities under service agreements for Group companies	650,751	555,623	599,941
Net cash provided by operating activities for third-parties	1,298,627	985,102	3,146,094
Net cash provided by (used in) operating activities	(1,649,383)	(591,538)	2,917,058
Capital contribution to Group companies	(10,020)	-	-
Collection of loans from Group companies	72,373	122,365	228,155
Cash paid as loans extended to Group companies	(304,533)	(408,030)	(215,882)
Other investing activities	(756,382)	1,579,038	(2,566,463)
Net cash provided by (used in) investing activities	(998,562)	1,293,373	(2,554,190)
Repayment of loans to Group companies	(134,307)	(1,667,749)	(3,655,152)
Cash received as loans from Group companies	1,533,401	1,357,249	3,576,456
Other financing activities	(96,736)	(1,462,779)	340,401
Net cash provided by (used in) provided by financing activities	1,302,358	(1,773,279)	261,705

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

Financial statements amounts that reflect accounting estimates and assumptions include revenue recognition, measurement for provisions and liabilities in scope for ASC Topic 326 including credit loss provision for quality assurance receivables, loan receivables and accounts receivable and contract assets as well as liability from quality assurance commitment, valuation allowance for deferred tax assets, determination of uncertain tax positions, and valuation of share-based awards. Such accounting estimates are impacted by judgements and assumptions used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates. Changes in estimates are recorded in the period they are identified.

(e) Foreign currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The US$ is the functional currency of the Group’s entities incorporated in Cayman Islands and Hong Kong, the Indonesian Rupiah (IDR Rp) is the functional currency of the Group’s Indonesia subsidiaries and the RMB is the functional currency of the Group’s PRC subsidiaries.

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

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ equity on the consolidated financial statements. The exchange rates used for translation on December 31, 2023 and 2024 were US$1.00= RMB7.0827 and RMB7.1884, IDR Rp1.00 = RMB0.000461 and RMB0.000451, respectively, representing the index rates stipulated by the People’s Bank of China.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(f) Convenience translation

Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive income and consolidated statement of cash flows from RMB into US$ as of and for year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

(g) Significant risks and uncertainties

Risk of concentration

As of December 31, 2023 and 2024, the majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC, Indonesia and the Philippines, which management considers to be of high credit quality. Accounts receivable and contract assets are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2022, 2023 and 2024. No individual customer accounted for more than 10% of accounts receivable and contract assets as of December 31, 2023 and 2024. As of December 31, 2024, approximately 85% of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in the financial institutions in the PRC and the remaining cash and cash equivalents and restricted cash were held in financial institutions outside the PRC.

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

In order to reduce the compliance risk under Circular 37, the Group incorporated three licensed financial guarantee companies since 2019, which, since the incorporation, provide direct guarantees for certain loans funded by the institutional funding partners. The Group increased the registered capital of the guarantee subsidiaries from RMB1.9 billion as of December 31, 2020 to RMB2.9 billion as of December 31, 2024. The Group will continue its effort to increase its guarantee capability by increasing the capital of its financial guarantee subsidiaries to continue reducing its risk of noncompliance.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(h) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use. As of December 31, 2023 and 2024, the Group did not have any cash equivalents.

(i) Restricted cash

Restricted cash includes:

(i)	Cash in quality assurance managed by the Group through designated bank accounts under the new quality assurance program. These funds are used for making payments to institutional funding partners for default loans that are subject to quality assurance protection. As of December 31, 2023 and 2024, the restricted cash related to quality assurance obligations were RMB342,163 and nil, respectively.

(ii)	Cash held in escrow accounts that is jointly managed by the Group and institutional funding partners. As of December 31, 2023 and 2024, the restricted cash managed by the Group and institutional funding partners amounted to RMB608,185 and RMB864,440, respectively.

(iii)	Cash received via consolidated trusts that has not yet been distributed. As of December 31, 2023 and 2024, the restricted cash related to cash not yet distributed amounted to RMB265,924 and RMB701,928, respectively.

(iv)	Cash held in capital escrow account as paid-in capital. As of December 31, 2023 and 2024, the restricted cash held in escrow capital account amounted to RMB90,000 and nil, respectively.

(v)	Cash received from borrowers that has not yet been disbursed to institutional funding partners. As of December 31, 2023 and 2024, the restricted cash held as related to cash not yet disbursed amounted to RMB415,033 and RMB396,523, respectively.

The rest of the balance in restricted cash also includes cash received from investors or borrowers that has not yet been disbursed due to a settlement time lag.

(j) Short-term Investments

Short-term investments consist of investments in time deposits and wealth management products. Time deposits can be withdrawn at any time in full before maturity, and the interest rate would be different from the original agreed rate. The wealth management products are certain financial products with variable interest rates and principal not guaranteed with certain financial institutions. As of December 31, 2023 and 2024, the balance of short-term investments are RMB2,960,821 and RMB2,832,382, respectively, of which, the restricted balances are RMB540,000 and RMB412,974, respectively.

Realized and unrealized gain related to the short-term investments is recorded as other income in the consolidated statements of comprehensive income. RMB101,153, RMB110,831 and RMB104,842 was recognized for the years ended December 31, 2022, 2023 and 2024, respectively.

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

The following table sets forth the investments that the Group holds as of December 31, 2023 and 2024, respectively.

	As of December 31,
	2023	2024

Equity method investments	179,966	193,062
Non-marketable equity investments	955,167	979,941
	1,135,133	1,173,003

Equity method investments

For the years ended December 31, 2022, 2023 and 2024, the Group made investments in several private equity funds and accounted these investments as equity method investments as the Group has ability to significantly influence the operations or financial activities of the investees. For the years ended December 31, 2022, 2023 and 2024, the Group recognized an impairment loss of RMB6,000, nil and nil for equity method investments, respectively.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(l) Investments (continued)

Non-marketable equity investments

For the years ended December 31, 2022, 2023 and 2024, the Group primarily made investments of no more than 10% of equity interest in several non-listed companies. These investments were accounted for as non-marketable equity investment using measurement alternative because these investments do not have readily determinable fair value and the Group does not have significant influence over the investees. For the years ended December 31, 2022, 2023 and 2024, the Group recognized an impairment loss of nil, RMB2,479 and nil for non-marketable equity investments, respectively.

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

2. Summary of significant accounting policies (continued)

(m) Fair value measurement (continued)

Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2023

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments	-	2,960,821	-	2,960,821

December 31, 2024

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB
Assets
Short-term investments	-	2,832,382	-	2,832,382

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

Assets and liabilities measured at fair value on a non-recurring basis

Non-marketable equity investments are measured at fair value on a non-recurring basis. The following table sets forth the unrealized gains and losses from remeasurement (referred to as upward or downward adjustments) recorded as adjustments to the carrying value of non-marketable equity investments held as of December 31, 2022, 2023 and 2024 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	For the years ended December 31,
	2022	2023	2024

Upward adjustments	-	-	-
Downward adjustments (including impairment)	-	(2,479)	-
Total unrealized gain (losses)	-	(2,479)	-

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(m) Fair value measurement (continued)

Assets and liabilities measured at fair value on a non-recurring basis (continued)

The following table sets forth the total carrying value of the Group’s non-marketable equity investments at fair value on a non-recurring basis held as of December 31, 2023 and 2024 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities:

	As of December 31,
	2023	2024

Initial cost basis	990,927	1,015,701
Upward adjustments	3,319	3,319
Downward adjustments (including impairment)	(39,079)	(39,079)
Total carrying value at the end of the period	955,167	979,941

(n) Net interest income

The Group, through consolidated trust plans (See Note 4), subsidiaries and consolidated VIEs, originate and hold loans.

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

The net interest income recorded in the consolidated statement of comprehensive income related to the loans originated by the Group recorded for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Interest income	1,320,510	1,102,493	873,148
Less: Interest expense	(146,306)	(53,114)	(19,369)
Net interest income	1,174,204	1,049,379	853,779

(o) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method taking into account the estimated residual value, if any. The following table sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value

Office building	30 years	5%
Office furniture and equipment	3-5 years	5%
Computer and electronic equipment	3-5 years	5%
Leasehold improvement	shorter of remaining lease period or estimated useful life	Nil
Software	1-5 years	Nil

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

(p) Intangible assets

As of December 31, 2024, the intangible assets held by the Group includes micro-lending license, factoring license, multi-finance license, collection license and insurance brokerage license which have indefinite useful life. The Group evaluates these indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. Impairment losses of long-lived assets related to intangible assets recognized for the years ended December 31, 2022, 2023 and 2024 were RMB255, nil, and nil respectively.

(q) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and the consolidated VIEs. Goodwill is not amortized but is tested for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The guidance provides option that the Company may first assesse qualitative factors to determine whether it is necessary to perform quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

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

Liability from quality assurance commitment represents the expected life time credit losses of the guarantee contract that are determined in accordance with ASC Topic 326, which are initially recorded separate from and in addition to deferred guarantee income at the amount equal to the expected lifetime credit losses of the underlying loans covered by the quality assurance obligation. The expected credit losses are determined based on historical default experience, known and inherent risks in the portfolio, current economic conditions and future macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The liability is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. Subsequent to initial recognition, the expected credit losses are adjusted for changes in expected lifetime credit losses. The initial recognition and adjustments made to liability from quality assurance commitment are recorded as provision for quality assurance commitment in the consolidated statement of comprehensive income. The table below sets forth the movement of deferred guarantee income and liability from quality assurance commitment for the years ended December 31, 2022, 2023 and 2024:

Deferred guarantee income:

	For the years ended December 31,
	2022	2023	2024

Opening balance	1,089,503	1,805,164	1,882,036
Newly undertaken quality assurance obligations	3,780,101	4,555,867	4,719,210
Release of quality assurance obligations upon repayment	(3,064,440)	(4,478,995)	(5,085,296)
Ending balance	1,805,164	1,882,036	1,515,950

Liability from quality assurance commitment:

	For the years ended December 31,
	2022	2023	2024

Opening balance	3,188,561	3,555,618	3,306,132
Provision for credit losses of quality assurance obligations	3,018,912	4,068,436	4,208,559
Payouts during the year	(9,301,920)	(11,440,275)	(11,035,006)
Recoveries during the year	6,650,065	7,122,353	6,484,431
Ending balance	3,555,618	3,306,132	2,964,116

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(s) Quality assurance obligations (continued)

As of December 31, 2024, the maximum potential future payments, including all outstanding principal and interests covered by the quality assurance obligations were RMB43,901,691.

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

The following table presents the Group’s quality assurance receivable as of December 31, 2023 and 2024:

	For the years ended December 31,
	2023	2024

Quality assurance receivable	2,285,007	2,066,540
Allowance for credit losses for quality assurance receivable	(529,392)	(426,949)
Quality assurance receivable, net	1,755,615	1,639,591

The Group evaluates expected credit losses of quality assurance receivable on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents quality assurance receivables based on type of borrowers and delinquency as of December 31, 2023 and 2024:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total quality assurance receivable
December 31, 2023
New borrowers	18,339	2,540	2,338	2,046	25,263	429,137	454,400
Repeat borrowers	62,011	12,610	11,276	10,339	96,236	1,734,371	1,830,607
Total	80,350	15,150	13,614	12,385	121,499	2,163,508	2,285,007

December 31, 2024
New borrowers	15,289	1,980	1,878	1,990	21,137	545,255	566,392
Repeat borrowers	44,905	10,349	10,177	10,422	75,853	1,424,295	1,500,148
Total	60,194	12,329	12,055	12,412	96,990	1,969,550	2,066,540

As the average tenor of loans facilitated on domestic and overseas platform are around 8.1 months and 87.3 days, respectively, substantially all of the quality assurance receivable balance as of December 31, 2024 are originated in 2024.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(s) Quality assurance obligations (continued)

The following table sets forth the movement in the allowance for credit losses for quality assurance receivable as of December 31, 2023 and 2024, respectively:

	For the years ended December 31,
	2022	2023	2024

Beginning balance	239,506	374,304	529,392
Provision for credit losses	176,310	354,366	378,695
Write-offs	(41,512)	(199,278)	(481,138)
Ending balance	374,304	529,392	426,949

(t) Revenue recognition

The Group engages primarily in operating an online consumer finance marketplace by providing an online platform which matches borrowers with institutional funding partners, and assisting facilitation of loans to institutional funding partners on certain third-party online platforms. The Group determines that it is not the legal lender or legal borrower in the above process. Therefore, the Group generally does not record loan receivable and payable arising from the loans between institutional funding partners and borrowers on its balance sheets other than consolidated trusts (Note 4). Revenue comprises the fair value of the consideration received or receivable for the provision of services in the ordinary course of the Group’s activities and is recorded net of value-added tax (“VAT”).

Revenue recognition policies for each type of services under ASC Topic 606 are discussed as follows:

Revenue from Single Loans

In accordance with a series contracts entered into among the borrowers, institutional funding partners and the Group, the Group generally provides the following services to the borrowers and institutional funding partners:

●	The Group operates a platform that enables borrowers and institutional funding partners to exchange information;
●	The Group collects information from borrowers, conduct credit assessment and match borrowers with institutional funding partners;
●	Once borrowers and institutional funding partners are matched, the Group is responsible for collect and transfer funds between borrowers and institutional funding partners;
●	The Group will also provide institutional funding partners with collection services upon borrowers’ default;
●	On monthly basis, the borrowers are obligated to pay transaction service fee and quality assurance contribution/guarantee fee on top of the principle and interest payment. In the event of early prepayment, the service fee and quality assurance contribution is adjusted accordingly.

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

Revenue disaggregation analysis

The following table sets forth the Group’s operating revenue from different service types:

	For the years ended December 31,
	2022		2023		2024
	With quality assurance obligation	Without quality assurance obligation	With quality assurance obligation	Without quality assurance obligation	With quality assurance obligation	Without quality assurance obligation

Loan facilitation service fees	4,106,467	324,311	4,187,976	332,528	3,951,236	743,144
Post-facilitation service fees	1,798,815	131,098	1,869,214	100,491	1,610,744	129,497
Other revenue
-borrowers referral fee	-	168,430	-	220,480	-	269,536
-others	110,244	256,194	101,293	207,089	115,538	307,054
	6,015,526	880,033	6,158,483	860,588	5,677,518	1,449,231

Net interest income (Note 2(n)) and guarantee income (Note 2(s)) is not included in the table above as it is not accounted for under ASC Topic 606.

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

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2.Summary of significant accounting policies (continued)

(v) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB1,675,488, RMB1,871,392 and RMB1,994,134 for the years ended December 31, 2022, 2023 and 2024, respectively, are charged to the consolidated statements of comprehensive income as incurred.

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

(z) Leases

The Group determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, in the Group’s consolidated balance sheets. The Group does not have any finance leases for the years ended December 31, 2022, 2023 and 2024.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2.Summary of significant accounting policies (continued)

(aa) Government grants and subsidy income

The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statement of comprehensive income in the period the cash is received. The government grants received by the Group amounting to RMB84,957, RMB164,907 and RMB150,685 for the years ended December 31, 2022, 2023 and 2024, respectively.

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

(ad) Segment reporting

The Group’s chief operating decision maker (CODM), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and therefore, the Group only has one reportable segment at the consolidated level. Accordingly, the Group’s CODM uses consolidated net profit to measure segment profit or loss, allocate resources and assess performance. Significant segment expenses are the same as these presented under operating expenses in the consolidated statements of comprehensive income, and the difference between net revenue less the significant segment expenses and consolidated net profit are the other segment items. Most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from within the PRC. For geographic information, please refer to Note 20.

(ae) Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. In the event that treasury shares are reissued at an amount different from the cost the Company paid to repurchase the treasury shares, the Company will recognize the difference in additional paid-in capital by using first-in, first-out method. The treasury shares account includes 223,676,230 and 283,820,445 ordinary shares mainly for the purpose of exercise of share-based compensation plans as of December 31, 2023 and 2024, respectively.

(af) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary’s registered capital. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended December 31, 2022, 2023 and 2024, appropriations to the general reserve amounted to RMB87,998, RMB64,071 and RMB90,251, respectively.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ag) Recently issued accounting standards

Adoption of new accounting standards

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280)-Improvements to Reportable Segment Disclosures. ASU No. 2023-07 requires an enhanced disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss, on an annual and interim basis. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of this guidance should be applied retrospectively to all prior periods presented. Early adoption is permitted. The Group’s adoption of this standard did not have a material impact on its consolidated financial statements.

New accounting standards not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group did not adopt ASU No. 2023-09 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement(Topic 220)- Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

3. Business Combination

In 2024, the Group entered into share purchase agreements to purchase equity interest in several entities, of which major ones are described as follows. In accordance with ASC 805, the acquisition of those entities had been accounted for as a business combination. The Group has consolidated all of the relevant entities since their respective acquisitioin dates, and has incorporated the results of operations since the acquisition dates in the Group’s consolidated financial statements.

The Group purchased 65% of the common shares of Yonghui Yunjin Technology Co., Ltd. and two of its wholly-owned subsidiaries, Chongqing Yonghui Small Loan Co., Ltd. (“Yonghui Small Loan”) and Yonghui Qinghe Commercial Factoring (Chongqing) Co., Ltd. (“Yonghui Qinghe”) (together as “Yonghui Yunjin”) in 2024 for a total cash consideration of RMB382.8 million. As of December 31, 2024, the Group is able to control 65% of the voting rights of Yonghui Yunjin thus controlling Yonghui Yunjin.

The Group, through one of its subsidiaries, has entered into a deal to purchase common shares of PT Pratama Interdana Finance (“PIF”). As of December 31, 2024, the Group has paid cash consideration of IDR197.2 billion (around RMB89.4 million) and is entitled to 83.75% of interest in PIF. As of December 31, 2024, the Group is able to control 83.75% of the voting rights of PIF thus controlling PIF.

The allocation of the purchase price in aggregate is as follows:

	As of acquisition date	Amortization years
	RMB
Identifiable assets acquired
Identifiable intangible assets *	38,606	Indefinite
Cash	552,685
Deferred tax asset	26,237
Other asset	104,896
Identifiable liabilities assumed
Deferred tax liability	(8,940)
Other liability	(14,425)
Non-controlling interest	(222,941)
Total purchase price	476,118

*	The intangible assets mainly refers to the Micro-Lending License of Yonghui Small Loan and the Multi-finance License of PIF that qualify the “contractual-legal” criterion. They are recognized and measured at fair value.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

4. Loans receivable, net

Loans receivable originated and retained by the Group consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB

Loans	1,341,938	4,384,088
Credit loss allowance for loans receivable	(214,550)	(226,467)
Loans receivable, net	1,127,388	4,157,621

As of December 31, 2023 and 2024, the entire loans receivable balance represents the outstanding loans made to the borrowers from consolidated trusts and subsidiaries of the Group. As part of the Group’s efforts to develop new product offerings, a series of trusts were established and administrated by third-party trust companies. These trusts make loans solely to borrowers referred by the Group to provide returns to the trust beneficiaries. As such, the Group has power to direct the activities of the trusts. In addition, the Group has the obligation to absorb losses or the right to receive residual benefits from certain trusts that could potentially be significant to these trusts. As a result, the Group is considered the primary beneficiary of the trusts and their assets, liabilities, results of operations and cash flows are consolidated accordingly.

The following table sets forth the activity in the allowance for loan losses for the years ended December 31, 2022, 2023 and 2024.

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Beginning balance	427,873	294,355	214,550
Provision for loans receivable	415,902	586,843	320,013
Current period write off	(549,420)	(666,648)	(308,096)
Ending balance	294,355	214,550	226,467

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

4. Loans receivable, net (continued)

The Group evaluates expected credit losses of loans receivable on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents loans receivable based on type of borrowers and delinquency as of December 31, 2023 and December 31, 2024:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total loans receivable
December 31, 2023
New borrowers	17,546	1,668	581	304	20,099	303,028	323,127
Repeat borrowers	44,358	6,270	6,317	4,040	60,985	957,826	1,018,811
Total	61,904	7,938	6,898	4,344	81,084	1,260,854	1,341,938

December 31, 2024
New borrowers	23,755	1,422	1,501	1,427	28,105	537,047	565,152
Repeat borrowers	54,461	4,645	3,687	3,702	66,495	3,752,441	3,818,936
Total	78,216	6,067	5,188	5,129	94,600	4,289,488	4,384,088

As the average tenor of loans facilitated on domestic and overseas platform are around 8.3 months and 92.2 days, respectively, substantially all of the loans receivable balance as of December 31, 2024 are originated in 2024.

As of December 31, 2023 and 2024, loans receivable amounting to RMB19,180 and RMB 16,384 were past due for 90 days or more with no interest accrued. Interest income for non-accrual loans receivable is recognized on a cash basis. For the years ended December 31, 2022, 2023 and 2024, interest income earned from non-accrual loans receivable were not material.

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

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

5. Prepaid expenses and other assets

Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB

Security deposits and other deposits[1]	2,638,019	848,495
Deductible value-added taxes	38,628	78,310
Prepaid online marketing expenses	8,859	12,417
Advances[2]	531,894	93,190
Trust statutory deposits	7,592	46,488
Others	159,325	210,480
	3,384,317	1,289,380

1	Security deposits and other deposits primarily include security deposits and rental deposits. Security deposits were set aside as requested by certain institutional funding partners, held in deposit accounts with the institutional funding partners. As of December 31, 2023 and 2024, security deposits set aside by the Group amounted to RMB2,599,603 and RMB785,348, respectively.

2	Advances primarily include down payment for purchasing office premises for the Group of RMB514,860 and nil as of December 31, 2023 and 2024.

6. Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB

Computer and electronic equipment	293,824	314,619
Office building[2]	-	483,817
Office furniture and equipment	23,191	29,027
Leasehold improvement	33,890	33,708
Software	63,464	78,011
Total	414,369	939,182
Less: Accumulated depreciation and amortization[1]	(273,436)	(315,390)
Property, equipment and software, net	140,933	623,792

1	Depreciation and amortization expenses for the years ended December 31, 2022, 2023 and 2024 was RMB23,825, RMB22,515 and RMB69,491 respectively.
2	The Company purchased the building of the Group’s principle executive offices at Building G1, No. 999 Dangui Road, Pudong New District, Shanghai 201203, the People’s Republic of China in 2024.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

7. Intangible assets

Intangible assets consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB

Micro-Lending License	63,760	77,760
Insurance Brokerage License	34,667	34,667
Multi-finance License	-	19,490
Collection License	-	5,116
Factoring License	265	265
Total	98,692	137,298
Less: impairment	-	-
Intangible assets	98,692	137,298

8. Accounts receivable and contract assets

The following table presents the accounts receivable and contract assets as of December 31, 2023 and 2024:

	As of December 31,
	2023	2024
	RMB	RMB

Accounts receivable and contract assets	2,518,932	2,696,147
Credit loss allowance for accounts receivable and contract assets	(310,394)	(290,267)
Accounts receivable and contract assets, net	2,208,538	2,405,880

The Group evaluates expected credit losses of accounts receivable and contract assets on a collective basis based on the type of customers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer may change during the life of the portfolio. The following table presents accounts receivable and contract assets based on type of customers and delinquency as of December 31, 2023 and 2024:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total accounts receivable and contract assets
December 31, 2023
New borrowers	37,936	7,878	7,581	6,898	60,293	393,265	453,558
Repeat borrowers	127,002	30,126	27,264	25,409	209,801	1,628,173	1,837,974
Institutions	-	-	-	-	-	227,400	227,400
Total	164,938	38,004	34,845	32,307	270,094	2,248,838	2,518,932

December 31, 2024
New borrowers	14,634	2,221	2,027	2,013	20,895	255,828	276,723
Repeat borrowers	59,548	13,705	13,259	13,479	99,991	1,695,512	1,795,503
Institutions	-	-	-	-	-	623,921	623,921
Total	74,182	15,926	15,286	15,492	120,886	2,575,261	2,696,147

As the average tenor of loans facilitated on domestic and overseas platform are around 8.2 months and 87.3 days, respectively, substantially all of the accounts receivable and contract assets balance as of December 31, 2024 are originated in 2024.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

8. Accounts receivable and contract assets (continued)

As disclosed in note 2(k), the Company writes-off the domestic and overseas accounts receivable and contract assets and the related allowance when the accounts receivables and contract assets are delinquent for 180 days or more and 30 days or more, respectively.

The following table sets forth the movement of credit loss allowance for accounts receivable and contract assets for the years ended December 31, 2022, 2023 and 2024, respectively:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Beginning balance	250,696	496,918	310,394
Provision for accounts receivable and contract assets	390,882	253,948	317,049
Current period write-off	(144,660)	(440,472)	(337,176)
Ending balance	496,918	310,394	290,267

9. Employee benefits

The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income for such employee benefits amounted to approximately RMB199,411, RMB199,002 and RMB224,170 for the years ended December 31, 2022, 2023 and 2024, respectively.

10. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2023	2024
	RMB	RMB

Funds payable to institutional funding partners[1]	415,033	504,353
Accrued marketing expense	241,139	312,749
Accrued credit reference expense	35,623	67,146
Accrued collection service fee	37,139	41,975
Accrued technical services expense	30,079	43,697
Accrued payment channel expenses	34,577	35,426
Accrued professional service fee	26,028	37,527
Payable to platform users	78,766	111,409
Others	43,381	77,588
	941,765	1,231,870

1	The balance of payable mainly includes funds received from borrowers but not yet transferred to the institutional funding partners due to the settlement time lag.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

11. Related party balances and transactions

The Group conducts transactions with multiple related parties, and only amounts and balances of major transactions are shown below:

Amounts incurred by the Group

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

PPcredit
Data collection service expense[1]	37	-	-

Amounts due to related parties

	As of December 31,
	2023	2024
	RMB	RMB

PPcredit	10	6
Gouya[2]	124	124
Halodo[3]	-	13,184
Total	134	13,314

Amounts due from related parties

	As of December 31,
	2023	2024
	RMB	RMB

PPcredit	3,900	444
Halodo[3]	-	16,755
Fuzhou Rongheng[4]	-	508
Total	3,900	17,707

1 PPcredit Data Service (Shanghai) Co., Ltd. (“PPcredit”) was founded in April 2016 by the founders of the Group to provide data collection services. The Group mainly uses PPcredit as a data provider since PPcredit was established. The price for the service is determined based on the price charged by other market participants.

2 Shanghai Gouya Technology Co., Ltd. (“Gouya”) was founded in Novemeber 2020 by the founders of the Group to provide smart vending machine services. In August 2023, the Group disposed of 70% of the interest it held in Gouya and Gouya became one of the related parties of the Group thereof.

3 Halodo Limited (“Halodo”) was founded in 2019 as a holding company within the Group. In September 2024, the Group disposed of 100% of the interest in Halodo but still holds significant influence over its management and operating policies and Halodo became one of the related parties of the Group thereof.

4 Fuzhou Rongheng Information Technology Co., Ltd. (“Fuzhou Rongheng”) was founded in July 2023 to provide mediation service. In January 2024, the Group, through one of its subsidiaries, purchased 40% of the interest in Fuzhou Rongheng and Fuzhou Rongheng became one of the related parties of the Group thereof.

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

The PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”), which will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. In December 2023, Shanghai Shanghu was qualified as HNTE and was entitled to a preferential income tax rate of 15% from 2024 to 2026. In 2020, Hainan Shanghu applied for Software Enterprise Status and obtained Software Enterprise Status in 2021. In accordance with PRC EIT Law, Hainan Shanghu is entitled to enjoy full exemption from EIT for two years beginning from 2020 to 2021, and a preferential income tax rate of 12.5% from 2022 to 2024. In July 2023, Hainan Shenxin was recognized as Hainan encouraged industrial enterprise and was entitled to a preferential income tax rate of 15%.

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

Starting from 2020, the Company decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company for dividend distribution purposes. Following on the recognition of Hong Kong tax resident status for a certain subsidiary and profit distribution plan, the Company recognized the withholding tax for the undistributed profit that will be distributed through this Hong Kong resident company at 5%, and the rest at 10%. The Group accrued RMB88 million and RMB7 million withholding tax liabilities in 2023 and 2024, respectively. As of December 31, 2023 and 2024, apart from the subsidiaries mentioned above, no deferred tax liabilities were provided for the accumulated undistributed profits of PRC subsidiaries, respectively. The Group still intends to indefinitely reinvest these remaining undistributed earnings in its PRC subsidiaries.

The Group has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of the consolidated VIEs, which amounted to RMB5,095 million at December 31, 2024 as, after review, it was determined that relevant tax laws and regulations provide for tax-free transfer of such amounts to the Group’s PRC subsidiaries.

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income during the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Current income tax expenses	823,839	991,644	1,179,042
Deferred income tax expense	(369,064)	(596,544)	(721,637)
Total	454,775	395,100	457,405

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

12. Taxation (continued)

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2022, 2023 and 2024 and does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2024.

The following table sets forth reconciliation between the computed expected tax expenses (benefit) rate and the effective income tax rate:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Statutory tax rate[1]	25%	25%	25%
Research and development tax credit	(3)%	(2)%	(2)%
Effect of tax holiday[2]	(10)%	(13)%	(9)%
Change in valuation allowance	1%	(1)%	0%
Non-deductible expenses	1%	1%	2%
Withholding tax	3%	4%	0%
Effective income tax rate	17%	14%	16%

1	The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.

2	As Hainan Shenxin obtained encouraged industrial enterprise status in 2023, the Group reversed a total of RMB14.7 million tax expenses in the fourth quarter of 2023 including RMB4.2 million related to 2022 and RMB7.9 million related to the first half of 2023.

The aggregate amount and per share effect of the tax holidays are as follows

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Tax holiday effect	279,033	356,159	259,755
Net profit per share effect
- Basic	0.20	0.27	0.20
- Diluted	0.19	0.26	0.20

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

12. Taxation (continued)

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2023	2024
	RMB	RMB

Deferred tax assets:
Timing difference in revenue recognition	1,085,749	2,375,253
Provision for accounts receivable and contract assets and loans receivable	383,871	330,493
Accumulated tax losses-carry forward	182,155	179,809
Payroll and welfare payable and other temporary differences	60,407	69,024
Quality assurance obligations	7,069	126,706
Less: Valuation allowance	(94,926)	(75,810)
Total deferred tax assets	1,624,325	3,005,475

Deferred tax liabilities:
Intangible assets arisen from business combination and asset acquisition	(24,607)	(33,520)
Timing difference in revenue recognition	-	(140,144)
Quality assurance obligations	-	(395,868)
Fair value changes and other temporary difference	-	(35,949)
Unrealized gain in consolidated trusts	(56,535)	(110,783)
Withholding tax for undistributed earnings	(259,466)	(266,559)
Total deferred tax liabilities	(340,608)	(982,823)

Movement of valuation allowances

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

At beginning of year	89,117	115,754	94,926
Current year additions	42,322	44,113	34,490
Current year reversals	(15,685)	(64,941)	(53,606)
At end of year	115,754	94,926	75,810

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2023 and 2024, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries.

As of December 31, 2024, total tax loss carry forwards of the Company’s subsidiaries in the PRC of approximately RMB707,462 will expire if not used between 2025 and 2029. The applicable carry-forward limitation period is 5 years under the PRC EIT law.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2023 and 2024, the Group did not have any significant unrecognized uncertain tax positions.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

13. Ordinary shares and treasury stock

FinVolution Group adopted a dual class share structure. For the years ended December 31, 2022, 2023 and 2024, the Company repurchased 59,088,885, 107,601,530 and 88,949,555 Class A ordinary shares on the open market for an aggregate cash consideration of US$51.0 million (RMB343.8 million), US$97.9 million (RMB691.5 million) and US$90.6 million (RMB643.2 million). The weighted average price of these shares repurchased were US$0.86, US$0.91 and US$1.02 per share. These issued and repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity.

For the years ended December 31, 2022, 2023 and 2024, certain Class B ordinary shareholders sold 10,000,000, nil and 2,500,000 Class B ordinary shares on the open market which were automatically transferred into Class A ordinary shares upon completion of the transactions.

As of December 31, 2024, 1,550,071,169 ordinary shares have been issued at par value of US$0.00001, including (i) 983,371,169 Class A ordinary shares and (ii) 566,700,000 Class B ordinary shares.

14. Share-based compensation

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the consolidated statements of comprehensive income for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2022, 2023 and 2024.

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

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

14. Share-based compensation (continued)

Share Options

The following table sets forth the stock option shares activities under all the option plans for the years ended December 31, 2022, 2023 and 2024:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$		US$

Outstanding at December 31, 2022	3,090,700	0.8064	1.07	836
Granted	5,144,600	0.7940	-	-
Expired	(150,000)	1.4000	-	-
Exercised	(186,560)	0.3300	-	-
Outstanding at December 31, 2023	7,898,740	0.7983	2.90	1,782
Expired	(125,000)	1.4000	-	-
Exercised	(2,679,140)	0.6201	-	-
Outstanding at December 31, 2024	5,094,600	0.8773	2.83	1,942
Vested and expected to vest at December 31, 2024	5,020,747	0.8773	2.83	1,914
Exercisable as of December 31, 2024	1,236,150	1.1372	1.42	237

For the years ended December 31, 2022, 2023 and 2024, total share-based compensation expenses recognized related to the share options were RMB365, RMB2,889 and RMB2,894, respectively. As of December 31, 2024, the unrecognized compensation cost was RMB7,713. These amounts are expected to be recognized over a weighted average period of 2.59 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

The aggregate intrinsic value as of December 31, 2022, 2023 and 2024 is calculated as the difference between the exercise prices of the options and the per-share market price.

The weighted average grant-date per-share fair value of options granted during the years ended December 31, 2022, 2023 and 2024 was nil, US$0.37 and nil, respectively.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

14. Share-based compensation (continued)

RSUs

The following table sets forth the Company’s RSUs activities under all incentive plans for the years ended December 31, 2022, 2023 and 2024:

	Number of RSUs	Weighted- average grant date fair value
		US$

Unvested at December 31, 2022	53,293,740	0.6510
Granted	42,890,835	0.8108
Vested	(20,613,140)	0.6130
Canceled/Forfeited	(7,377,125)	0.6478
Unvested at December 31, 2023	68,194,310	0.7724
Granted	39,910,390	1.0244
Vested	(26,126,200)	0.6618
Canceled/Forfeited	(6,633,360)	0.7744
Unvested at December 31, 2024	75,345,140	0.9374

Total share-based compensation cost for the RSUs amounted to RMB88,665 , RMB113,518 and RMB141,158 for the years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, there was RMB337,646 unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 2.69 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

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

Basic net profit per share and diluted net profit per share have been calculated in accordance with ASC Topic 260 on computation of earnings per share for the years ended December 31, 2022, 2023 and 2024 as follows:

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

Basic net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	2,266,382	2,340,835	2,383,146
Denominator:
Weighted average number of ordinary shares outstanding—basic	1,412,648,862	1,374,713,018	1,287,853,207
Net profit per share attributable to FinVolution Group’s ordinary shareholders —basic	1.60	1.70	1.85

Diluted net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	2,266,382	2,340,835	2,383,146

Denominator:
Weighted average number of ordinary shares outstanding—basic	1,412,648,862	1,374,713,018	1,287,853,207
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	2,330,707	1,395,803	814,226
Ordinary shares issuable upon the vesting of outstanding RSUs using the treasury stock method	39,311,747	26,838,740	31,562,059
Weighted average number of ordinary shares outstanding—diluted	1,454,291,316	1,402,947,561	1,320,229,492
Net profit per share attributable to FinVolution Group’s ordinary shareholders —diluted	1.56	1.67	1.81

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

(a) The following table sets forth the breakdown of leasing expenses：

	For the years ended December 31,
	2023	2024
	RMB	RMB

Lease cost:
Amortization of right-of-use assets	39,311	12,646
Interest of lease liabilities	7,246	1,263
Expenses for short-term leases within 12 months	5,394	3,753
Total lease cost	51,951	17,662

(b) The following table sets forth the supplemental cash flow information related to leases:

	For the years ended December 31,
	2023	2024
	RMB	RMB

Other information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	43,539	22,908

(c) The following table sets forth the weighted-average remaining lease term and discount rate:

	As of December 31,
	2023	2024

Weighted-average remaining lease term
Operating leases	2.71 years	1.71 years
Weighted-average discount rate
Operating leases	4.66%	4.99%

16. Leases (continued)

(d) The following table sets forth the movement of right of use assets for the years ended December 31, 2023 and 2024:

	For the years ended December 31,
	2023	2024
	RMB	RMB

Beginning balance	192,428	38,110
Recognition of additional leasing contract	28,349	20,467
De-recognition of leasing contract	(143,356)	(9,312)
Amortization of right of use assets	(39,311)	(12,646)
Business combination	-	207
Ending balance	38,110	36,826

(e) The following table sets forth the movement of leasing liabilities for the years ended December 31, 2023 and 2024:

	For the years ended December 31,
	2023	2024
	RMB	RMB

Beginning balance	176,990	35,878
Recognition of additional leasing contract	28,349	20,467
De-recognition of leasing contract	(133,168)	(6,015)
Interest of lease liabilities	7,246	1,263
Leasing payment	(43,539)	(22,908)
Business combination	-	80
Ending balance	35,878	28,765

(f) The following table sets forth the maturities of lease liabilities：

As of
December 31, 2024
RMB

2025	16,777
2026	12,406
2027	1,753
2028	228
2029	-
Total undiscounted lease payments	31,164
Less: Imputed interest	(2,399)
Total lease liabilities	28,765

17. Commitments and contingencies

(a) Capital and other commitments

The Company was obligated to pay up to RMB72 million and RMB59 million for equity investments under various arrangements as of December 31, 2023 and 2024, respectively. The commitment balance as of December 31, 2023 and 2024 primarily includes the remaining committed capital of certain investment funds. The Company has also entered into business acquisition agreements under which the Company was obligated to pay up to nil and RMB400 million as of December 31, 2023 and 2024 respectively.

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

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

18. Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income prior to payment of any dividends. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB8,590,540 or 55.2% of the consolidated net assets of the Group as of December 31, 2024. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders. Furthermore, cash transfers from the Group’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Group, or otherwise satisfy their foreign currency denominated obligations.

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2024.

	As of December 31,
	2023	2024
	RMB	RMB	US$ Note2(f)

Assets
Cash and cash equivalents	67,403	76,052	10,419
Short-term investments	-	14,566	1,997
Prepaid expenses and other assets	18,290	34,812	4,769
Amounts due from Group companies	1,108,198	870,209	119,218
Amounts due from related parties	-	16,726	2,291
Investment in subsidiaries[1]	15,373,634	17,900,257	2,452,325
Total assets	16,567,525	18,912,622	2,591,019
Liabilities and Shareholders’ Equity
Accrued expenses and other liabilities	1,418	1,493	205
Amounts due to Group companies	2,817,322	3,707,065	507,866
Total liabilities	2,818,740	3,708,558	508,071
Shareholders’ equity :
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2023 and 2024; 980,871,169 and 983,371,169 issued as of December 31, 2023 and 2024; 757,194,939 and 699,550,724 outstanding as of December 31, 2023 and 2024)	64	64	9
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2023 and 2024; 569,200,000 and 566,700,000 issued and outstanding as of December 31, 2023 and 2024)	39	39	5
Additional paid-in capital	5,748,734	5,815,437	796,712
Treasury stock (223,676,230 and 283,820,445 shares as of December 31, 2023 and 2024)	(1,199,683)	(1,765,542)	(241,878)
Statutory reserves	762,472	852,723	116,823
Accumulated other comprehensive income	80,006	92,626	12,689
Retained earnings	8,357,153	10,208,717	1,398,588
Total shareholders’ equity	13,748,785	15,204,064	2,082,948
Total liabilities and shareholders’ equity	16,567,525	18,912,622	2,591,019

1	The subsidiaries consolidate the VIEs and their subsidiaries (including the consolidated trusts).

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

19. Condensed financial information of the parent company (continued)

Statements of comprehensive income

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 2(f)

Operating expenses
General and administrative expenses	(20,027)	(19,446)	(11,636)	(1,594)
Profits from operations
Other income, net	(1,100)	34,670	12,161	1,665
Income from subsidiaries	2,287,509	2,325,611	2,382,621	326,417
Net profit	2,266,382	2,340,835	2,383,146	326,488
Net profit attributable to ordinary shareholders	2,266,382	2,340,835	2,383,146	326,488

Statements of cash flows

	For the years ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$ Note 2(f)

Net cash (used in) provided by operating activities for Third-parties	(36,357)	9,545	(14,877)	(2,038)
Net cash (used in) provided by operating activities	(36,357)	9,545	(14,877)	(2,038)
Collection of loans from Group companies	455,144	32,913	251,998	34,524
Cash paid as loans extended to Group companies	(402,570)	(499,562)	(14,009)	(1,919)
Other investing activities	(48,275)	-	(14,379)	(1,970)
Net cash provided by (used in) investing activities	4,299	(466,649)	223,610	30,635
Repayment of loans to Group companies	(487,333)	(74,346)	(12,708)	(1,741)
Cash received as loans from Group companies	1,240,317	1,491,485	902,451	123,635
Other financing activities	(702,674)	(1,110,984)	(1,084,539)	(148,581)
Net cash (used in) provided by financing activities	50,310	306,155	(194,796)	(26,687)

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

20. Geographic information

The following table presents revenue by geographic area, the PRC, Indonesia and all other countries, based on the geographic location for the years ended December 31, 2022, 2023 and 2024. No revenue resulting from an individual country other than the PRC and Indonesia accounted for more than 10% of revenue for the presented years.

	2022	2023	2024

Total Revenue
The PRC	9,984,500	10,410,574	10,533,327
Indonesia	1,067,429	1,885,586	1,887,770
Others	82,274	251,285	644,727
	11,134,203	12,547,445	13,065,824

21. Subsequent events

On March 17, 2025, the Board of Directors of the Company unanimously approved a cash dividend of US$ 0.277 (RMB2.02) per ADS, and is expected to be distributed on or around May 7, 2025 to shareholders of record as of the close of business on April 16, 2025.

On September 18, 2024, the Group, through one of its subsidiaries, has entered into a share purchase agreement to purchase 100% interest of Guangzhou Pingan Haodai Microloan Co., Ltd (“Pingan Haodai” or the “investee”) from Ping An Financial Technology Co., Ltd (“Ping An FinTech”). Up to March 31, 2025, the Group has paid the majority of the consideration amounted to RMB408 million in several installments to Ping An FinTech. Following on the change of articles of association and senior management of Pingan Haodai in March 2025, the Group obtained control over the investee and Pingan Haodai becomes the Company’s wholly-owned subsidiary thereof.

