Form 20-F
period 2025-12-31
FinVolution Group
filed 2026-04-29
CIK 1691445

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Not Applicable
(Title of Class)

As of December 31, 2025, there were 1,216,442,834 ordinary shares outstanding, consisting of 649,742,834 Class A ordinary shares and 566,700,000 Class B ordinary shares, both with a par value of US$0.00001 per share.

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

Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No☐

i

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

Our reporting currency is the Renminbi because the majority of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at RMB6.9931 to US$1.00, the noon buying rate on December 31, 2025 set forth in the H.10 statistical release of the U.S. Federal Reserve Board. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 17, 2026, the noon buying rate set forth in the H.10 statistical release of the Federal Reserve Board was RMB6.8170 to US$1.00.

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

FinVolution Group is not an operating company in China but a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities. Our operations in China are primarily through (i) our PRC subsidiaries, (ii) the consolidated variable interest entities with which we have maintained contractual arrangements, and (iii) the subsidiaries of the consolidated variable interest entities. PRC laws and regulations restrict and impose conditions on foreign investment in value-added telecommunications services business, such as the internet content provision services and online data processing and transaction processing services. Accordingly, we operate these businesses in China through the consolidated variable interest entities and their respective subsidiaries, and rely on contractual arrangements among our PRC subsidiaries, the consolidated variable interest entities and their respective shareholders to direct the activities of operation of the consolidated variable interest entities and their respective subsidiaries. This structure provides investors with exposure to foreign investment in China-based companies where PRC laws and regulations prohibit or restrict direct foreign investment in operating companies in certain sectors. Revenues contributed by the consolidated variable interest entities and their respective subsidiaries accounted for 78.6%, 75.0% and 71.1% of our total revenues for 2023, 2024 and 2025, respectively. As used in this annual report, “we,” “us,” “our company” and “our” refer to FinVolution Group, its subsidiaries, and, in the context of describing our operations in China and consolidated financial information, the consolidated variable interest entities and their respective subsidiaries in China, including but not limited to (i) Beijing Paipairongxin Investment Consulting Co., Ltd., or Beijing Paipairongxin, which was established in June 2012; (ii) Shanghai PPDai Financial Information Service Co., Ltd., or Shanghai PPDai, a subsidiary of Beijing Paipairongxin, which was established in January 2011 and operates our ppdai.com website and PPDai mobile application; (iii) Hefei PPDai Information Technology Co., Ltd., a subsidiary of Shanghai PPDai and Beijing Paipairongxin, which was established in December 2016 and holds the value-added telecommunication business operation license for operation of call center services; (iv) Shanghai Erxu Information Technology Co., Ltd., or Shanghai Erxu, a subsidiary of Shanghai Zihe, which was established in April 2018 and primarily focuses on partnering with our other subsidiaries to introduce borrowers to institutional funding partners and match transactions; and (v) Fujian Zhiyun Financing Guarantee Co. Ltd., or Fujian Zhiyun, a subsidiary of Shanghai PPDai, which was established in November 2019 and holds the Financing Guarantee License. The consolidated variable interest entities are PRC companies conducting operations in China, and their financial results have been consolidated into our consolidated financial statements under U.S. GAAP for accounting purposes. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not and may never have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries.

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

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries and the consolidated variable interest entities and their respective subsidiaries have obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations of our holding company and the consolidated variable interest entities in China, except that Shanghai PPDai has not obtained the requisite value-added telecommunication business operation license. Due to the lack of regulatory authorities’ final interpretation of the applicable laws, there still exists uncertainties on which category of value-added telecommunication business operation license that may be applicable to Shanghai PPDai as the operator of our ppdai.com website and PPDai mobile application, and therefore Shanghai PPDai has not obtained any value-added telecommunication business operation license. We cannot rule out the possibility that Shanghai PPDai may be deemed by certain regulatory authorities as operating our ppdai.com website and PPDai mobile application without an appropriate value-added telecommunication business operation license, and we may be subject to regulatory penalties, including, but not limited to, rectification orders and warnings, fines, confiscation of illegal gains, and suspension or termination of operating of our website and mobile application.

In addition, given the rapid evolving of the online consumer finance industry and the uncertainties of interpretation and implementation of applicable laws and regulations and the enforcement practice by government authorities, we may be required to obtain additional licenses, permits, filings or approvals for the functions and services of our platforms in the future. For example, when facilitating the connection of borrowers to our institutional funding partners to match transactions, Shanghai Erxu, in partnership with our other subsidiaries, also provides borrower information and preliminary credit assessment services for the referred borrowers. If regulatory authorities categorize these services as credit reference business or information provision activities, we may be requested to obtain a license for individual credit reference business and comply with other requirements. If we cannot obtain the regulatory requisite license in a timely manner and comply with other requirements, we may be deemed as violating the laws and regulations relating to credit reference services and subject to regulatory penalties, including cessation of business operations, confiscation of illegal gains, fines from RMB50,000 to RMB500,000, and even criminal liability. If we, our subsidiaries, the consolidated variable interest entities or their subsidiaries do not receive or maintain any necessary permissions or approvals from PRC authorities to operate business or offer securities, or if we are required to obtain additional permissions or approvals in the future due to changes of laws, regulations or interpretations, we cannot assure you that we will be able to obtain the necessary permissions or approvals in a timely manner, or at all. Any such circumstance could subject us to penalties, including fines, injunctions, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors, and cause the value of such securities to significantly decline or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—The laws and regulations governing online consumer finance industry in China are developing and evolving and subject to changes. If our business practices are deemed to violate any existing and future applicable laws, regulations or requirements of local regulatory authorities, our business, financial condition and results of operations would be materially and adversely affected.”

As advised by Hui Ye Law Firm, our PRC counsel, in connection with our historical initial public offering of securities to foreign investors, under current PRC laws, regulations and regulatory rules, as of the date of this annual report, we, our PRC subsidiaries and the consolidated variable interest entities, (i) are not required to obtain permissions from the China Securities Regulatory Commission, or the CSRC, (ii) are not required to go through cybersecurity review by the Cyberspace Administration of China, and (iii) have not received or were denied such requisite permissions by any PRC authority. However, if the PRC governmental authorities determine that our business may affect national security, they may initiate cybersecurity review against us. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Any failure to comply with existing or future laws and regulations related to data protection, data security, cybersecurity or personal information protection could lead to liabilities, administrative penalties or other regulatory actions, which could negatively affect our operating results and business.”

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

Our memorandum and articles of association does not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us and our officers, directors and shareholders, be arbitrated.

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

Under PRC laws and regulations, our PRC subsidiaries and the consolidated variable interest entities are subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. Remittance of dividends by a wholly foreign-owned enterprise out of China is also subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE. The amounts restricted include the paid-up capital and the statutory reserve funds of our PRC subsidiaries and the net assets of the consolidated variable interest entities in which we have no legal ownership, totaling RMB7.9 billion, RMB8.6 billion and RMB9.3 billion (US$1.3 billion) as of December 31, 2023, 2024 and 2025, respectively. Furthermore, cash transfers from our PRC subsidiaries and the consolidated variable interest entities to entities outside of China are subject to PRC government controls on currency conversion. To the extent cash in our business is in the PRC or a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC due to restrictions and limitations imposed by the governmental authorities on the ability of us, our subsidiaries, or the consolidated variable interest entities to transfer cash outside of the PRC. Shortages in the availability of foreign currency may temporarily delay the ability of our PRC subsidiaries and the consolidated variable interest entities to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy their foreign currency denominated obligations. In view of the foregoing, to the extent cash in our business is held in China or by a PRC entity, such cash may not be available to fund operations or for other use outside of the PRC. For risks relating to the fund flows of our operations in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business” and “—Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the price of our ADSs.”

For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to FinVolution Group, the parent company, by our subsidiaries.

Under PRC law, FinVolution Group may provide funding to our PRC subsidiaries only through capital contributions or loans, and to our PRC consolidated variable interest entities only through loans, subject to satisfaction of applicable government registration and approval requirements.

As of December 31, 2025, FinVolution Group, the parent company, had made cumulative capital contribution of RMB1,291.4 million (US$184.7 million) to our PRC subsidiaries through intermediate holding companies.

The consolidated variable interest entities may transfer cash to the corresponding PRC subsidiaries by paying service fees according to the restated exclusive technology consulting and service agreement or the exclusive technology consulting and service framework agreements, as applicable. Pursuant to these agreements between each of the consolidated variable interest entities and its corresponding PRC subsidiary, each of the consolidated variable interest entities agrees to pay the corresponding PRC subsidiary for technology consulting and service at an amount as determined on a case-by-case basis based on the content of technology consulting and service, level of difficulty and complexity, time spend by the corresponding PRC subsidiary and its employees, the commercial value of the technology consulting and service to be provided by the corresponding PRC subsidiary, and the revenue the consolidated variable interest entity generates due to the technology consulting and service provided by the corresponding PRC subsidiary. For the years ended December 31, 2023, 2024 and 2025, the service fees paid by the consolidated variable interest entities to the PRC subsidiaries through technical development service arrangements and technical support service arrangements were RMB2,132.2 million, RMB829.0 million and RMB3,335.1 million (US$476.9 million), respectively. If there is any amount payable to corresponding PRC subsidiaries under the contractual arrangements, the consolidated variable interest entities will settle the amount accordingly.

The following is a summary of cash transfers that have occurred between our subsidiaries and the consolidated variable interest entities:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Cash paid by the consolidated variable interest entities to our subsidiaries under service agreements(1)	(2,132,263)	(828,977)	(3,335,129)
Cash received by the consolidated variable interest entities from our subsidiaries under service agreements(2)	555,623	599,941	438,607
Capital contribution by the consolidated variable interest entities to our subsidiaries for intra-group investing(3)	—	—	—
Cash flow of loans provided by the consolidated variable interest entities to our subsidiaries, net of repayment received, for intra-group investing(4)	(285,665)	12,273	641,833
Cash flow of loans received by the consolidated variable interest entities from our subsidiaries, net of repayment made, for intra-group financing(5)	(310,500)	(78,696)	1,757,933

Notes:

(1)	Represents the “cash used in operating activities under service agreements for group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the cash paid by the consolidated variable interest entities for intercompany services, including technical development services and technical support services.

(2)	Represents the “cash provided by operating activities under service agreements for group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the cash received by the consolidated variable interest entities for intercompany services, including technical development services and technical support services.

(3)	Represents the “capital contribution to group companies” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents the capital contribution by the consolidated variable interest entities to group companies.

(4)	Represents the “net cash (used in) provided by intra-group investing activities” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents cash paid as loans by the consolidated variable interest entities to group companies, net of repayments received.

(5)	Represents the “net cash (used in) provided by intra-group financing activities” line item of the consolidated variable interest entities and their subsidiaries under the condensed consolidating schedule of cash flow data, which represents cash received as loans by the consolidated variable interest entities from group companies, net of repayments made.

For the years ended December 31, 2023, 2024 and 2025, except as disclosed above, no transfers of other assets, dividends or distributions were made between the holding company, our subsidiaries, and consolidated variable interest entities.

Our board of directors declared dividends in every March from 2019 to 2026. In addition, in March 2025, our board of directors approved a revised annual cash dividend policy, under which we will declare and distribute a recurring cash dividend of between 20% and 30% of the Company’s net income after tax from the previous fiscal year going forward. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Dividend Policy.” For PRC and U.S. federal income tax considerations of an investment in our ADSs, see “Item 10. Additional Information—E. Taxation.” For the years ended December 31, 2023, 2024 and 2025, dividends made to U.S. investors were RMB416.5 million, RMB441.3 million and RMB510.2 million (US$73.0 million).

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future according to our dividend policy:

Taxation Scenario(i)
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

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2025
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party revenues	—	3,919,868	2,734	9,646,881	—	13,569,483
Group company revenues(1)	—	3,010,303	8,251	584,994	(3,603,548)	—
Net revenues	—	6,930,171	10,985	10,231,875	(3,603,548)	13,569,483
Third-party expenses	(12,708)	(1,683,697)	(11,688)	(4,341,436)	—	(6,049,529)
Group company expenses(1)	—	(592,371)	(112)	(3,011,047)	3,603,530	—
Related party expenses	—	—	—	(29,928)	—	(29,928)
Provision for accounts receivable and contract assets	—	(278,434)	—	(147,532)	—	(425,966)
Provision for loans receivable	—	(392,491)	794	(246,003)	—	(637,700)
Credit losses for quality assurance commitment	—	(1,480,516)	—	(1,981,868)	—	(3,462,384)
Impairment of goodwill, and intangible assets	—	(50,411)	—	(265)	—	(50,676)
Total operating expenses	(12,708)	(4,477,920)	(11,006)	(9,758,079)	3,603,530	(10,656,183)
Income (loss) from subsidiaries(2)	2,553,551	392,170	3,530,761	24	(6,476,506)	—
Loss of the consolidated variable interest entities	—	—	388,405	-	(388,405)	—
Income from operations	2,540,843	2,844,421	3,919,145	473,820	(6,864,929)	2,913,300
Net interest expense and other income	1,562	84,753	5,393	96,419	18	188,145
Profit before income tax expenses	2,542,405	2,929,174	3,924,538	570,239	(6,864,911)	3,101,445
Income tax expenses	—	(392,748)	(1,607)	(161,888)	—	(556,243)
Net profit	2,542,405	2,536,426	3,922,931	408,351	(6,864,911)	2,545,202
Net profit attributable to non-controlling interest shareholders	—	17,125	—	(19,946)	24	(2,797)
Net profit attributable to FinVolution Group’s ordinary shareholders	2,542,405	2,553,551	3,922,931	388,405	(6,864,887)	2,542,405

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2024
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party revenues	—	3,265,730	4,062	9,796,032	—	13,065,824
Group company revenues(1)	—	2,413,822	14,071	391,348	(2,819,241)	—
Net revenues	—	5,679,552	18,133	10,187,380	(2,819,241)	13,065,824
Third-party expenses	(11,636)	(1,503,781)	(13,343)	(3,777,621)	—	(5,306,381)
Group company expenses(1)	—	(405,533)	(112)	(2,414,323)	2,819,968	—
Related party expenses	—	—	—	—	—	—
Provision for accounts receivable and contract assets	—	(179,728)	—	(137,321)	—	(317,049)
Provision for loans receivable	—	(282,357)	1,167	(38,823)	—	(320,013)
Credit losses for quality assurance commitment	—	(1,002,300)	—	(3,584,954)	—	(4,587,254)
Total operating expenses	(11,636)	(3,373,699)	(12,288)	(9,953,042)	2,819,968	(10,530,697)
Income (loss) from subsidiaries(2)	2,382,621	351,993	1,784,730	6,099	(4,525,443)	—
Loss of the consolidated variable interest entities	—	—	348,886	—	(348,886)	—
Income from operations	2,370,985	2,657,846	2,139,461	240,437	(4,873,602)	2,535,127
Other income, net	12,161	87,751	1,624	197,116	11,471	310,123
Profit before income tax expenses	2,383,146	2,745,597	2,141,085	437,553	(4,862,131)	2,845,250
Income tax expenses	—	(364,376)	(4,362)	(88,667)	—	(457,405)
Net profit	2,383,146	2,381,221	2,136,723	348,886	(4,862,131)	2,387,845
Net profit attributable to non-controlling interest shareholders	—	1,400	—	—	(6,099)	(4,699)
Net profit attributable to FinVolution Group’s ordinary shareholders	2,383,146	2,382,621	2,136,723	348,886	(4,868,230)	2,383,146

Condensed Consolidating Statements of Income Information

	For the Year Ended December 31, 2023
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Third-party revenues	—	2,685,155	2,751	9,859,539	—	12,547,445
Group company revenues(1)	—	3,542,003	16,158	498,189	(4,056,350)	—
Net revenues	—	6,227,158	18,909	10,357,728	(4,056,350)	12,547,445
Third-party expenses	(19,446)	(1,226,081)	(21,154)	(3,633,284)	—	(4,899,965)
Group company expenses(1)	—	(516,395)	(2,927)	(3,542,004)	4,061,326	—
Related party expenses	—	—	—	—	—	—
Provision for accounts receivable and contract assets	—	(175,800)	—	(78,148)	—	(253,948)
Provision for loans receivable	—	(557,338)	889	(30,394)	—	(586,843)
Credit losses for quality assurance commitment	—	(865,628)	—	(3,557,174)	—	(4,422,802)
Total operating expenses	(19,446)	(3,341,242)	(23,192)	(10,841,004)	4,061,326	(10,163,558)
Income (loss) from subsidiaries(2)	2,325,611	(286,503)	2,858,976	3,719	(4,901,803)	—
Loss of the consolidated variable interest entities	—	—	(282,595)	—	282,595	—
Income from operations	2,306,165	2,599,413	2,572,098	(479,557)	(4,614,232)	2,383,887
Other income, net	34,670	125,117	375	232,074	2,462	394,698
Profit before income tax expenses	2,340,835	2,724,530	2,572,473	(247,483)	(4,611,770)	2,778,585
Income tax expenses	—	(359,988)	—	(35,112)	—	(395,100)
Net profit	2,340,835	2,364,542	2,572,473	(282,595)	(4,611,770)	2,383,485
Net profit attributable to non-controlling interest shareholders	—	(38,931)	—	—	(3,719)	(42,650)
Net profit attributable to FinVolution Group’s ordinary shareholders	2,340,835	2,325,611	2,572,473	(282,595)	(4,615,489)	2,340,835

Condensed Consolidating Balance Sheets Information

	As of December 31, 2025
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	97,932	2,358,477	136,480	1,692,232	—	4,285,121
Restricted cash	—	315,641	—	1,597,209	—	1,912,850
Short-term investments	14,810	1,011,369	70,588	1,918,459	—	3,015,226
Accounts receivable and contract assets	—	402,812	—	1,625,773	—	2,028,585
Quality assurance receivable	—	868,809	—	446,375	—	1,315,184
Property, equipment and software, net	—	160,632	—	480,684	—	641,316
Intangible assets	—	210,979	—	59,267	—	270,246
Loans and receivables, net of credit loss allowance for loans receivables	—	873,862	—	5,597,757	—	6,471,619
Investments	—	217,754	—	924,062	—	1,141,816
Investment in subsidiaries(3)	20,458,617	8,168,589	12,628,774	103,510	(41,359,490)	—
Net assets of the consolidated variable interest entities	—	—	6,033,707	—	(6,033,707)	—
Deferred tax assets	—	451,674	346	2,540,051	—	2,992,071
Prepaid expenses and other assets	7,267	317,978	146,619	699,202	—	1,171,066
Amounts due from Group companies(4)	950,887	11,820,249	2,080,215	2,380,916	(17,232,267)	—
Amounts due from related party	16,355	27	—	20,343	—	36,725
Right of use assets	—	24,252	—	27,768	—	52,020
Goodwill(9)	—	79,759	—	—	—	79,759
Total assets	21,545,868	27,282,863	21,096,729	20,113,608	(64,625,464)	25,413,604
Deferred guarantee income	—	225,402	—	893,602	—	1,119,004
Liability from quality assurance commitment	—	777,986	—	1,796,856	—	2,574,842
Payroll and welfare payable	—	178,568	2,737	179,883	—	361,188
Taxes payable	—	74,825	58,582	43,657	—	177,064
Short-term borrowings	—	170,408	—	—	—	170,408
Funds payable to investors of consolidated trusts	—	—	—	778,531	—	778,531
Contract liability	—	—	—	226	—	226
Amounts due to Group companies(4)	3,970,668	4,239,739	58,026	8,963,834	(17,232,267)	—
Amounts due to related party	—	12,891	—	5,809	—	18,700
Deferred tax liabilities	—	547,906	—	238,650	—	786,556
Accrued expenses and other liabilities	5,833	456,420	21	967,257	—	1,429,531
Leasing liabilities	—	18,291	—	26,420	—	44,711
Convertible senior notes	1,019,266	—	—	—	—	1,019,266
Long-term borrowings	—	89,590	—	—	—	89,590
Total liabilities	4,995,767	6,792,026	119,366	13,894,725	(17,232,267)	8,569,617
Total FinVolution Group shareholders’ equity(3)	16,550,101	20,278,614	20,977,363	6,033,710	(47,289,687)	16,550,101
Non-controlling interest	—	212,223	—	185,173	(103,510)	293,886
Total shareholders’ equity	16,550,101	20,490,837	20,977,363	6,218,883	(47,393,197)	16,843,987
Total liabilities and shareholders’ equity	21,545,868	27,282,863	21,096,729	20,113,608	(64,625,464)	25,413,604

Condensed Consolidating Balance Sheets Information

	As of December 31, 2024
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash and cash equivalents	76,052	2,252,528	972	2,343,220	—	4,672,772
Restricted cash	—	184,635	—	1,889,665	—	2,074,300
Short-term investments	14,566	1,163,969	—	1,653,847	—	2,832,382
Accounts receivable and contract assets	—	298,839	—	2,106,533	—	2,405,372
Quality assurance receivable	—	538,631	—	1,100,960	—	1,639,591
Property, equipment and software, net	—	133,861	—	489,931	—	623,792
Intangible assets	—	88,366	—	48,932	—	137,298
Loans and receivables, net of credit loss allowance for loans receivables	—	657,954	—	3,499,667	—	4,157,621
Investments	—	200,051	—	972,952	—	1,173,003
Investment in subsidiaries(3)	17,900,257	6,018,215	11,796,014	113,571	(35,828,057)	—
Net assets of the consolidated variable interest entities	—	—	5,412,470	—	(5,412,470)	—
Deferred tax assets	—	470,853	544	2,042,468	—	2,513,865
Prepaid expenses and other assets	34,812	271,715	149,085	816,569	—	1,272,181
Amounts due from Group companies(4)	870,209	10,500,894	701,475	2,457,600	(14,530,178)	—
Amounts due from related party	16,726	29	—	952	—	17,707
Right of use assets	—	12,831	—	23,995	—	36,826
Goodwill(9)	—	50,411	—	—	—	50,411
Total assets	18,912,622	22,843,782	18,060,560	19,560,862	(55,770,705)	23,607,121
Deferred guarantee income	—	232,950	—	1,283,000	—	1,515,950
Liability from quality assurance commitment	—	372,348	—	2,591,768	—	2,964,116
Payroll and welfare payable	—	134,415	2,288	153,686	—	290,389
Taxes payable	—	84,399	60,054	561,475	—	705,928
Short-term borrowings	—	5,594	—	—	—	5,594
Funds payable to investors of consolidated trusts	—	2,402	—	793,720	—	796,122
Contract liability	—	—	—	10,185	—	10,185
Amounts due to Group companies(4)	3,707,065	3,105,832	183,946	7,533,335	(14,530,178)	—
Amounts due to related party	—	13,184	—	130	—	13,314
Deferred tax liabilities	—	378,609	—	112,604	—	491,213
Accrued expenses and other liabilities	1,493	351,453	43	878,881	—	1,231,870
Leasing liabilities	—	6,092	—	22,673	—	28,765
Total liabilities	3,708,558	4,687,278	246,331	13,941,457	(14,530,178)	8,053,446
Total FinVolution Group shareholders’ equity(3)	15,204,064	17,900,257	17,814,229	5,412,470	(41,126,956)	15,204,064
Non-controlling interest	—	256,247	—	206,935	(113,571)	349,611
Total shareholders’ equity	15,204,064	18,156,504	17,814,229	5,619,405	(41,240,527)	15,553,675
Total liabilities and shareholders’ equity	18,912,622	22,843,782	18,060,560	19,560,862	(55,770,705)	23,607,121

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2025
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash used in operating activities under service agreements for Group companies(5)	—	(2,100,890)	(122)	(3,335,129)	5,436,141	—
Cash provided by operating activities under service agreements for Group companies(5)	—	3,335,129	1,662,405	438,607	(5,436,141)	—
Net cash provided by (used in) operating activities for Third-parties	17,407	137,679	(2,551)	1,715,065	—	1,867,600
Net cash provided by (used in) operating activities	17,407	1,371,918	1,659,732	(1,181,457)	—	1,867,600
Net cash (used in) provided by intra-group investing activities(6)	(80,679)	(1,644,182)	(1,327,726)	641,833	2,410,754	—
Other investing activities	333	(56,646)	(70,588)	(2,056,796)	—	(2,183,697)
Net cash provided by (used in) investing activities	(80,346)	(1,700,828)	(1,398,314)	(1,414,963)	2,410,754	(2,183,697)
Net cash provided by (used in) intra-group financing activities(7)	263,602	515,129	(125,910)	1,757,933	(2,410,754)	—
Other financing activities	(222,404)	132,665	—	(104,957)	—	(194,696)
Net cash provided by (used in) financing activities	41,198	647,794	(125,910)	1,652,976	(2,410,754)	(194,696)

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2024
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash used in operating activities under service agreements for Group companies(5)	—	(1,860,495)	(30,653)	(828,977)	2,720,125	—
Cash provided by operating activities under service agreements for Group companies(5)	—	2,263,688	(143,504)	599,941	(2,720,125)	—
Net cash provided by (used in) operating activities for Third-parties	(14,877)	(321,544)	83,487	3,146,094	—	2,893,160
Net cash provided by (used in) operating activities	(14,877)	81,649	(90,670)	2,917,058	—	2,893,160
Net cash provided by (used in) intra-group investing activities(6)	237,989	(2,009,711)	10,029	12,273	1,749,420	—
Other investing activities	(14,379)	285,026	—	(2,566,463)	—	(2,295,816)
Net cash provided by (used in) investing activities	223,610	(1,724,685)	10,029	(2,554,190)	1,749,420	(2,295,816)
Net cash provided by (used in) intra-group financing activities(7)	889,743	860,354	78,019	(78,696)	(1,749,420)	—
Other financing activities	(1,084,539)	121,423	—	340,401	—	(622,715)
Net cash provided by (used in) financing activities	(194,796)	981,777	78,019	261,705	(1,749,420)	(622,715)

Condensed Consolidating Cash Flows Information

	For the Year Ended December 31, 2023
	FinVolution Group	Company Subsidiaries	Primary Beneficiary of Consolidated Variable Interest Entities	Consolidated Variable Interest Entities and Their Subsidiaries	Eliminations	Consolidated Total
	(RMB in thousands)
Cash used in operating activities under service agreements for Group companies(5)	—	(1,987,993)	(59,897)	(2,132,263)	4,180,153	—
Cash provided by operating activities under service agreements for Group companies(5)	—	4,111,165	(486,635)	555,623	(4,180,153)	—
Net cash provided by (used in) operating activities for Third-parties	9,545	824,292	(458,067)	985,102	—	1,360,872
Net cash provided by (used in) operating activities	9,545	2,947,464	(1,004,599)	(591,538)	—	1,360,872
Net cash (used in) provided by intra-group investing activities(6)	(466,649)	(1,992,951)	461,054	(285,665)	2,284,211	—
Other investing activities	—	(167,046)	—	1,579,038	—	1,411,992
Net cash provided by (used in) investing activities	(466,649)	(2,159,997)	461,054	1,293,373	2,284,211	1,411,992
Net cash provided by (used in) intra-group financing activities(7)	1,417,139	1,287,903	(110,331)	(310,500)	(2,284,211)	—
Other financing activities	(1,110,984)	68,761	—	(1,462,779)	—	(2,505,002)
Net cash provided by (used in) financing activities	306,155	1,356,664	(110,331)	(1,773,279)	(2,284,211)	(2,505,002)

Notes:

(1)	Represents the intercompany services eliminated at the consolidation level, including technical development services and technical support services.

(2)	Represents the elimination of the income from investment among FinVolution Group, equity subsidiaries, and primary beneficiary of consolidated variable interest entities.

(3)	Represents the elimination of the investment among FinVolution Group, equity subsidiaries, and primary beneficiary of consolidated variable interest entities.

(4)	Represents the elimination of intercompany balances among FinVolution Group, equity subsidiaries, primary beneficiary of consolidated variable interest entities, consolidated variable interest entities and consolidated variable interest entities’ subsidiaries.

(5)	Represents the cash received and cash paid for intercompany services, including technical development services and technical support services.

(6)	Represents the cash paid as loans to group companies, net of repayments received.

(7)	Represents the cash received as loans from group companies, net of repayments made.

(8)	In October 2017, one equity subsidiary and one consolidated variable interest entity subsidiary of FinVolution Group entered into a series of share purchase agreements with shareholders of HB micro lending company. After the transactions, FinVolution Group gained control of HB micro lending company. Goodwill and non-controlling interest were recognized in accordance with Accounting Standards Codification 805, “Business Combinations.” In this consolidated variable interest entity’s consolidating schedule, HB micro lending company’s financial information was recorded under the equity subsidiaries. FinVolution Group applied the equity method to account for its investment in the subsidiary of the consolidated variable interest entity in HB micro lending company, as it can exercise significant influence but does not have control. Total assets for HB micro lending company were RMB321,745 and RMB210,344 as of December 31, 2024 and 2025, respectively. Total liabilities for HB micro lending company were RMB131,662 and RMB20,211 as of December 31, 2024 and 2025, respectively.

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

Furthermore, on September 27, 2021, the People’s Bank of China introduced the Measures for Regulating Credit Reference. These measures state that financial institutions are prohibited from collaborating with any commercial entity lacking a credit reference license for credit reference services. For further information, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Credit Reference Activities.” These measures do not provide clear guidance or rules regarding how and when market participants like us, if deemed to be conducting credit reference business, could apply for the required licenses or ensure compliance when necessary. If regulatory authorities interpret our information provision and preliminary credit assessment services to institutional funding partners as credit reference activities, we may need to adjust our business operations to comply with these regulations. This adjustment may involve obtaining a license for individual credit reference activities from competent regulatory bodies. Violators of these rules may face penalties, including business cessation, confiscation of illicit gains, fines ranging from RMB50,000 to RMB500,000, and potential criminal liability. Following the promulgation of these measures, we have adopted rectification measures and completed our adjustment process to comply with regulatory requirements regarding “disconnecting direct connections.” We have established collaborations with a licensed credit reference agency and regional financial organizations to ensure our practices for transmitting personal information comply with laws and regulations. However, there remain uncertainties with respect to the interpretation and implementation of the Credit Reference Measures, and we cannot guarantee that this approach will be deemed fully compliant with applicable laws and regulations regarding the “disconnecting direct connection.” As of the date of this annual report, we have not been subject to any penalties from the People’s Bank of China or any of its branches related to our cooperation with institutional funding partners.

On April 24, 2026, the People’s Bank of China, National Financial Regulatory Administration, Cyberspace Administration of China, and five other regulatory authorities jointly promulgated Administrative Measures for Online Marketing of Financial Products, or the Online Marketing Measures, which will take effect on September 30, 2026. It provides, among others, that (i) financial products include a wide array of products and services, among which are loan products; (ii) financial institutions with operational regional restrictions shall identify the client’s region and provide the financial products only to clients in the permitted regions; (iii) online platforms shall not direct financial clients to other third-party platforms without financial license; (iv) online platforms are prohibited from inducing clients by preferential initial payment fees, and from using misleading terms such as “low threshold”, “drawdown in seconds”, “low interest rate”, etc; and (v) online platforms are prohibited from utilizing algorithm model to induce excessive consumption. The Online Marketing Measures has recently been promulgated and there are a lot of uncertainties about its interpretations and impact on our business. We may need to adjust our business models with our institutional funding partners and third-party online lending platforms. We cannot assure you that such adjustments can be made in a timely or cost-efficient manner, nor that cooperation with third-party platforms will continue in the future. Additionally, we may be required to change our online ads for compliance with the Online Marketing Measures, which would affect user acquisition. Failure to comply may result in penalties, including business termination, fines, and potential criminal liability.

Further regulatory uncertainty, including the potential for new rules, continues to pose a significant risk to us. Failure to meet the requirements of regulatory authorities may subject us to fines or injunctions, necessitate modifications to our business model, termination of certain practices, or even cessation of our business operations. Such outcomes could significantly and adversely affect our business, financial condition, and results of operations. Additionally, our origination, servicing expenses, and other costs of revenue may increase, or we may need to adjust our current business model to maintain full compliance with laws and regulations applicable to us in the future.

We have modified our business model and practices in the past as a result of changes in laws, regulations, policies, measures and guidance. We may further change our business model or practices in the future, which may not be successful ultimately.

Given the complexities, uncertainties and frequent changes in the laws, rules, regulations, policies and measures within the markets where we operate, including alterations in their interpretation and implementation, we have a track record of modifying our business models and practices in response to shifts in regulatory requirements and our strategic plans. For example, we started our business as an online lending information intermediary, however, we ceased facilitating new loans with funding from individual investors on our platforms since October 2019 due to shifts in regulatory requirements. Instead, we enhanced our business model by acquiring higher-quality borrowers and transitioning our funding sources from individual investors to institutional funding partners. We launched our capital light model in 2020 as part of our strategic transition from a traditional, credit risk-bearing loan facilitator to a technology enabler. Under this model, we facilitate transactions between prospective borrowers and institutional funding partners without assuming credit risk on the loans extended by our funding partners to the borrowers we introduce. In connection with these changes in our business model and practices, we underwent considerable changes, such as offering new products and services, adjusting our business process and model, hiring new employees and building up new departments, and collaborating with new business partners.

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

We began our business operations in multiple jurisdictions in December 2018. In December 2018 and June 2019, we established two subsidiaries in the Philippines, and one of them is authorized to operate as a lending company and the other is authorized to operate as a financing company. In December 2019, our subsidiary in Indonesia obtained the license for Technology and Information Based Financial Lending Institution from the Financial Services Authority of Indonesia. In February 2024, one of our Philippine subsidiaries was accredited by the Credit Information Corporation as a Special Accessing Entity to the Credit Information System. In April 2024, our Indonesian subsidiary acquired a supermajority stake in a local multi-finance company, followed by the purchase of the remaining equity interest in December 2025 to diversify our product offerings in the Indonesian market. In October 2025, we acquired a licensed lender in Australia which holds an Australian Credit Licence from the Australian Securities and Investments Commission (ASIC), to further advance our globalization strategy into developed markets.

Our outstanding loan balance in the overseas markets increased from RMB1,262.3 million as of December 31, 2023 to RMB1,696.2 million as of December 31, 2024 and further to RMB2,570.1 million (US$367.5 million) as of December 31, 2025. In 2023, 2024 and 2025, revenues generated from the overseas markets amounted to RMB2,136.9 million, RMB2,532.5 million and RMB3,331.5 million (US$476.4 million)), accounting for 17.0%, 19.4% and 24.6% of the respective year’s total net revenues.

As we continue to expand our global operations, we face risks associated with expanding into markets where we have limited or no experience and where we may be less well-known or have fewer local resources. We are also be subject to a variety of risks inherent in operating overseas businesses, including:

●	business licensing or certification requirements of local markets;

●	compliance challenges due to different laws and regulatory environments, including but not limited to those related to online consumer finance, privacy and data protection, data localization, network security, payments, anti-money laundering, and tax regimes and policies;

●	the need for increased resources to manage regulatory compliance across our overseas businesses;

●	challenges of localizing our services and products to meet the local needs;

●	failure to effectively or efficiently locate and cooperate with local business partners;

●	failure to attract and retain capable talent with international perspectives who can effectively manage and operate local businesses;

●	higher costs of doing business globally, including increased accounting, travel, infrastructure and legal compliance costs;

●	challenges of maintaining efficient and consolidated internal systems, including technology infrastructure, as well as customizing and integrating these systems;

●	heightened restrictions and barriers on the transfer of data between different jurisdictions;

●	exchange rate fluctuations;

●	international geopolitical tensions and events; and

●	political, social and economic instability of each jurisdiction where we operate.

In particular, our overseas operations are subject to intensifying regulatory scrutiny and enforcement actions, particularly in key areas critical to our online consumer finance business, including data privacy and security, mandated interest rate caps, debt collection practices, anti-competitive conduct, and consumer protection. Regulators in our target markets are increasingly adopting stricter rules and conducting enforcement, including investigations, fines, and sanctions, and the applicable legal standards may be ambiguous or subject to varying interpretation. While we endeavor to design our compliance programs to adhere to all applicable local laws and regulations and engage with relevant regulatory authorities proactively, our limited experience in many of these markets increases the risk of non-compliance, inadvertent violations, or adverse regulatory judgments. For instance, in March 2026, Indonesia’s antitrust agency, Komisi Pengawas Persaingan Usaha (“KPPU”), imposed administrative fines on 97 online lending firms operating in Indonesia, alleging violations of antitrust laws through alleged interest rate coordination. Our operations conducted under the AdaKami brand in Indonesia were among the sanctioned entities and were fined an aggregate amount of IDR102,300,000,000, approximately RMB41.7 million, in connection with the alleged coordination. We have filed a formal appeal against the KPPU’s decision; however, the appeal process is subject to judicial and administrative discretion, and we are currently unable to predict or assess the likelihood of success, the timing of a final ruling, or the ultimate outcome of such appeal.

Beyond enforcement actions, the regulatory landscape governing online consumer finance in our overseas markets is evolving rapidly, and inherently uncertain, with regulators issuing new rules, amendments, guidance, or policy shifts that may directly restrict our business model, pricing, or operations. For example, the Financial Services Authority of Indonesia (OJK) previously adopted rules to progressively reduce the interest rate cap for fintech lenders on consumptive loans, from a maximum of 0.4% per day in 2023 to 0.3% in 2024, to 0.2% in 2025, and further to 0.1% by 2026, posing potential risks to our operations in Indonesia. On December 31, 2024, the Financial Services Authority of Indonesia (OJK) revised its interest rate policy, which was subsequently reiterated by a regulation issued on July 31, 2025. The earlier plan to uniformly reduce the cap to 0.2% by 2025 was replaced with differentiated pricing based on loan tenor: loans with a tenor of six months or less remain capped at 0.3%, while those exceeding six months are capped at 0.2%. As the average tenor of our loans in Indonesia is three to four months, we anticipate the impact of these revised rules on our business to be limited. In addition, the Philippines Securities and Exchange Commission has issued a memorandum, effective April 1, 2026, imposing recalibrated ceilings on interest rates and fees charged by financing and lending companies on small consumer loans, setting a 12% monthly cap on effective interest rates for loans of up to P10,000 with terms of up to four months. Regulatory authorities may introduce new rules or amendments in the future, which could materially affect our operations. If our business operations in the overseas markets cannot grow and develop as expected, our results of operations, financial performance and prospect may be adversely or materially affected.

If we are unable to navigate these heightened regulatory risks, comply with evolving overseas regulatory requirements, or successfully resolve regulatory proceedings, our ability to grow, operate, or sustain our overseas business may be materially affected. Any material disruption to our international operations as a result of regulatory risk could have a material and adverse effect on our overall business, financial condition, results of operations, and long-term growth prospects. As we pursue further expansion into new and existing international markets, these regulatory and operational risks could intensify, and our global growth initiatives may not be successful. Failure to effectively manage the complexity of cross-border regulatory compliance and global operations could materially and adversely affect our business, financial condition, and results of operations.

If we are unable to retain existing borrowers or institutional funding partners or attract new borrowers or institutional funding partners, the volume of loans facilitated through our platforms may not be maintained or increased, which may adversely affect our business and results of operations.

The loan origination volume on our platforms was RMB194.3 billion in 2023, RMB206.2 billion in 2024 and RMB200.3 billion (US$28.6 billion) in 2025. To maintain the growth momentum of our platforms, we must increase the volume of loans by retaining current users and attracting more users whose needs can be met on our platforms. If there are insufficient qualified loan requests, institutional funding partners may not be able to deploy their capital or their investors’ capital in a timely or efficient manner and may seek other investment opportunities. If there are insufficient funding commitments, borrowers may not be able to obtain capital through our platforms and may turn to other sources for their borrowing needs. If we are unable to attract qualified borrowers and sufficient funding commitments or if borrowers and institutional funding partners do not continue to participate in our platforms at the current rates due to any change we may be required to make to the way we conduct our business to ensure compliance with existing or new laws and regulations or due to any other commercial or regulatory reasons, we may not be able to increase our loan transaction volume and revenues as we expect, and our business and results of operations may be adversely affected. Normally the borrowers find us by downloading our mobile applications from application stores or through our Weixin official account, and website or other third-party channels. In response to the general regulatory environment, the operators of application stores or mobile application distributing channels may adjust their application exhibition policies or even remove our mobile applications from their application stores or distribution channels, which may materially and adversely affect our ability to engage new borrowers.

Currently, our institutional funding partners primarily include commercial banks, internet or digital banks, private banks, consumer finance companies, micro-loan companies and trust management companies. If we are unable to retain our existing institutional funding partners or attract new institutional funding partners, or if regulatory authorities promulgated new laws and regulations to regulate, limit, or even prohibit our collaboration with the institutional funding partners, our business, results of operations and financial condition will be adversely affected. As of December 31, 2025, we had cumulatively cooperated with 115 institutional funding partners in China and 18 institutional funding partners in the overseas markets. Our success is dependent upon our ability to maintain and expand our cooperation with institutional funding partners on reasonable commercial terms. If the governmental authorities further tighten the regulations on the online consumer finance industry, our institutional funding partners would become more selective in choosing partners for referring borrowers and facilitating loans for them. The competition we face would become even more intensely. Our cooperation with institutional funding partners is not on an exclusive basis. If we fail to meet their requirements or needs, our financial institution partners may stop cooperating with us and turn to our competitors, which may also materially and adversely affect our business, financial condition and results of operations.

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

In 2023, 2024 and 2025, our loan origination volume in China was RMB186.4 billion, RMB196.1 billion and RMB186.3 billion (US$26.6 billion), all of which was funded by institutional funding partners or our own microloan companies. We carry out our cooperation with institutional funding partners through Shanghai Erxu, a subsidiary of one of the consolidated variable interest entities. Shanghai Erxu, in partnership with our other subsidiaries, focuses on providing services to our institutional funding partners, including borrower referrals and preliminary credit assessments, to facilitate their involvement in our online lending operations.

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

As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations, including those governing the online consumer finance industry in China, except for those that did not have a material adverse effect on the business, operations or financial conditions of our PRC subsidiaries, the consolidated variable interest entities and their respective subsidiaries taken as a whole. However, if governmental authorities adopt a more stringent regulatory framework for the online consumer finance industry in the future, we may become subject to additional requirements. Compliance with applicable laws and regulations can be costly. Moreover, if our business practices are found to violate any existing or future laws and regulations, we may face injunctions, including orders to cease illegal activities, and other penalties determined by the government authorities.

In addition, institutional funding partners are also subject to evolving regulations concerning online consumer finance industry. For instance, on April 3, 2025, the National Administration of Financial Regulation issued the Notice on Strengthening the Supervision of Online Lending Business and Promoting Financial Services, effective from October 1, 2025. It mandates, among others, the following key provisions: (i) bank headquarters shall maintain and publicly disclose on their official websites and mobile applications a whitelist of partnered online lending platforms; (ii) banks shall implement risk-based pricing mechanisms aligned with borrowers’ credit risks; (iii) online lending platforms are prohibited from charging interest or other fees to borrowers; (iv) credit enhancement service providers are prohibited from charging service fees or consultation fees, as such practices are deemed to increase credit enhancement fees in a disguised form; and (v) banks and online lending platforms must fully disclose key information, including but not limited to lenders, annualized interest rates, credit enhancement providers and fees, annualized funding costs, post-default interest and costs, and must clearly state that no other fees will be charged to borrowers. These requirements also apply to consumer finance companies and trust companies engaged in online lending business.  The notice may necessitate further revisions to our cooperation model with funding partners and service providers, and could also impact our business operations, financial performance, and compliance strategy—especially with respect to the disclosure of fee collection information and credit risk control procedures. Furthermore, on March 15, 2026, the National Financial Regulatory Administration and the People’s Bank of China jointly promulgated the Provisions on Disclosure of the Comprehensive Borrowing Costs for Personal Loan Business, effective from August 1, 2026. The provisions require financial institutions to itemize items such as interest rates, installment fees, credit enhancement fees, and contingent costs arising from defaults, as well as identify the financial institutions or their cooperating entities that collect such interest and fees. Failure to fully comply with these detailed disclosure requirements may result in regulatory measures, and achieving compliance may involve additional costs.

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

Furthermore, we established three financing guarantee subsidiaries, namely Fujian Zhiyun Financing Guarantee Co., Ltd., Zhiyun (Tianjin) Financing Guarantee Co., Ltd., and Hainan Shenxin Financing Guarantee Co., Ltd., in 2019 and 2020. Under some circumstances, these subsidiaries provide financing guarantee services directly to our institutional funding partners for loans they fund. However, under the Regulations on the Administration of Financing Guarantee Companies, as promulgated by the State Council on June 21, 2017, a financing guarantee company’s outstanding guarantee liabilities may not exceed ten times its net assets. As of March 31, 2026, the net assets of Fujian Zhiyun Financing Guarantee Co., Ltd., Zhiyun (Tianjin) Financing Guarantee Co., Ltd., and Hainan Shenxin Financing Guarantee Co., Ltd. were RMB1,832.4 million (US$262.0 million), RMB1,026.6 million (US$146.8 million), and RMB288.9 million (US$41.3 million), respectively. Therefore, the maximum outstanding guarantee liabilities our own guarantee companies can provide may not meet all the needs of our institutional funding partners. Consequently, we will need to continue engaging third-party guarantee companies to provide quality assurance commitments to our institutional funding partners.

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

On September 11, 2025, the National Financial Regulatory Administration promulgated the Measures for the Administration of Trust Companies, which came into force on January 1, 2026. The Measures for the Administration of Trust Companies requires, among others, that trust companies are prohibited from conducting channel business, and trust companies shall establish their own risk management systems. Currently we refer borrowers to trust companies, and the trust companies, at their sole discretion, determine whether to draw down. We believe that our business model with the trust companies does not constitute channel business. However, we cannot assure you that the regulatory authorities will share our view. If the regulatory authorities were to take a different view than ours, we may not be able to adjust our business model in a timely or cost-efficient manner, or at all.

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

Our revenue, to the extent they are deemed to be or related to loan interest and expense incurred by the borrower for the loan, is subject to interest rate restrictions imposed by various regulatory authorities in China. According to the Notice on Regulating and Rectifying Cash Loan Business, promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, in the context of cash loans provided by various types of institutions, the total borrowing costs, including interest and various fees charged to borrowers, must adhere to the upper limit on interest rates for private lending as outlined in the judicial interpretations issued by the Supreme People’s Court. At the time of the promulgation of this notice, the then effective upper limit on interest rates for private lending was 24% per annum, as judicially protected by the PRC court, while interest rates ranging from 24% to 36% per annum were considered legally permissible but unenforceable, and any interest rate exceeding 36% per annum was deemed illegal. Meanwhile, the Supreme People’s Court promulgated the Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases on August 4, 2017, which provides, among others, that the claim of a borrower under a financial loan agreement to adjust or cut down the part of interest exceeding 24% per annum on the basis that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees collectively claimed by the lender is overly high should be supported by the PRC courts. For more details, see “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Online Consumer Finance Services—Regulations on lending activities.”

The Supreme People’s Court subsequently approved two amendments to the Provisions on Several Issues Concerning Laws Applicable to Trials of Private Lending Cases on August 19, 2020 and December 29, 2020, pursuant to which the PRC courts will support a non-financial institution’s claim for interest on loans if their annual interest rate does not exceed four times the one-year Loan Prime Rate at the time of the establishment of the loan agreements. The aforementioned one-year Loan Prime Rate refers to the one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center. As of the date of this annual report, the most recent one-year loan market quoted interest rate issued by the National Bank Interbank Funding Center was 3.00%. The one-year loan market quoted interest rate may decrease in the future.

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

Currently, substantially all of the institutional funding partners funding new loan originations on our platform in China are financial institutions licensed by regulatory authorities. We believe that the interest rate limit in the regime of private lending, as stipulated by the Supreme People’s Court and the subsequent amendments does not apply to loans funded by these financial institutions. However, regulatory authorities may have broad discretion in the administration, interpretation, and enforcement of laws and regulations. Therefore, it is possible that they may hold different opinions. In early 2026, certain local financial regulatory authorities required that, no later than the end of 2027, the interest rates on the loans newly funded by local micro-loan companies should not exceed four times the LPR. Although loans funded by micro-loan companies on our platform currently account for a relatively small proportion of our total loan volume, and the immediate impact on us is not significant, these regulatory requirements may negatively affect our cooperation with micro-loan companies. As a result, we may be required to adjust our business model with such companies, which could impact our financial results.

Furthermore, on March 31, 2021, the People’s Bank of China issued its No. 3 announcement of 2021, commonly referred to as PBOC No. 3 Announcement. This announcement includes provisions specifying that the annual interest rate of a loan should be calculated as the annualized ratio of all expenses charged from the borrower for the borrowing to the principal actually borrowed. These expenses encompass both interest and various other fees directly related to the borrowing. Compound interest rates and simple interest rates are both permitted for calculating the annual interest rate, provided that if a simple interest rate is used, it must be explicitly disclosed to the borrower. PBOC No. 3 Announcement applies to deposit-taking financial institutions, consumer finance companies, microloan companies, and internet platforms providing loan application services like ours. Before the promulgation of PBOC No. 3 Announcement, no rules or regulations explicitly defined the calculation method for the maximum interest rates permitted by the laws. Following the issuance of the No. 3 Announcement, we adjusted our calculation method for loan interest rates on our platform in China accordingly and explicitly disclosed the adjusted calculation method to our borrowers.

On April 3, 2025, the National Administration of Financial Regulation issued the Notice on Strengthening the Supervision of Online Lending Business and Promoting Financial Services, effective from October 1, 2025. It mandates, among others, that (i) banks shall make sure in the cooperative agreements that online lending platforms are prohibited from charging borrower interest or other fees, and credit enhancement service providers are prohibited from charging service fees or consultation fees, as such practices are deemed to increase credit enhancement fees in a disguised form; and (ii) banks shall ensure that borrowers’ comprehensive costs are in compliance with Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases promulgated by the Supreme People’s Court. For further information, please refer to “Item 4. Information on the Company—B. Business Overview—Regulations in the PRC—Regulations Relating to Lending Activities.” Historically, some of our institutional funding partners, or financial guarantee companies they engage, may charge additional service fees exceeding 24%. As of December 31, 2025, for the substantial majority of the outstanding balance of loans facilitated on our platform in China, the interest rates did not exceed 24%. If any of the loans with an interest rate over 24% become delinquent, we may be unable to collect the portion of interest exceeding 24% annually through PRC judicial enforcement. Moreover, if a borrower prepays the loan, or defaults in his payment obligation, the annualized cost, including liquidated damage, default interest, and collection fee if applicable, may exceed 24%. The regulatory authorities may deem the portion of the interest rate exceeding 24% annually to be invalid, which could adversely and materially affect our business, results of operations, and financial condition.

Furthermore, the laws, regulations, and governmental policies governing the online consumer finance industry are evolving. The regulatory authorities may impose more requirements on the interest rates to further regulate the industry. For example, on March 15, 2026, the National Financial Regulatory Administration and the People’s Bank of China jointly promulgated the Provisions on Disclosure of the Comprehensive Borrowing Costs for Personal Loan Business, effective from August 1, 2026. It requires the financial institutions to itemize the interest rates, instalment fees, credit enhancement fees, and the contingent costs in the event of default, etc., as well as the financial institutions or the partnering entities who charge such interest or fees. If we fail to comply with any regulatory requirements, our business, financial condition, results of operations, and cooperation with business partners could be materially and adversely affected.

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

We provide our institutional funding partners with quality assurance commitments for a majority of the loans they have funded. See “Item 4. Information on the Company—B. Business Overview—Quality Assurance Commitments for Our Institutional Funding Partners.” As a result, we are subject to credit risk for such loans.

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

To better assess borrowers’ creditworthiness, we joined the National Internet Finance Monitoring Platform, a credit and information sharing system set up by the National Internet Finance Association of China. A participant of this sharing system can obtain a borrower’s credit information shared by other participants. However, there are a limited number of participants and limited amount information on the platform. As a result, we cannot determine whether borrowers have outstanding loans through other consumer finance platforms not participating in this sharing system at the time they obtain a loan from us. This creates the risk that a borrower may borrow money through our platforms in order to pay off loans on other consumer finance platforms and vice versa. If a borrower incurs additional debt before fully repaying any loan such borrower takes out on our platforms, the additional debt may impair the ability of that borrower to make payments on their loan. In addition, the additional debt may adversely affect the borrower’s creditworthiness generally, and could result in the financial distress or insolvency of the borrower. To the extent that a borrower has or incurs other indebtedness and cannot repay all of their indebtedness, the obligations under the loans will rank pari passu to each other and the borrower may choose to make payments to other creditors rather than to institutional funding partners on our platforms.

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

We currently rely on a number of strategic partners in various aspects of our business. For example, we rely on some third-party payment companies to handle payment clearance. In this process, borrowers first repay into a third-party payment system, and then the third-party payment company and we work together to split the total repayment amount, including principals, interests and service fees, and allocate the respective portions to the institutional funding partners and to us. Furthermore, our institutional funding partners may engage financial guarantee companies to provide credit enforcement service when doing business with us. We anticipate that we will continue to leverage strategic relationships with existing strategic partners to grow our business while pursuing new relationships with additional strategic partners.

Pursuing, establishing and maintaining relationships with strategic partners require significant time and resources as does integrating third-party data and services with our system. Our current agreements with partners generally do not prohibit them from working with our competitors or from offering competing services. Our competitors may be more effective in providing incentives to our partners to favor their products or services, which may in turn reduce the volume of loans facilitated through our platforms. In addition, the regulatory authorities of our strategic partners may intervene in their operations or prohibit them from doing business with us. If we cannot successfully enter into and maintain effective strategic relationships with strategic partners, our business will be harmed.

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

We leverage a large database of past fraud accounts information and sophisticated rule-based detection technology in detecting fraudulent behaviors. Based on new data collected and fraudulent behaviors detected during our daily business operations, we update our database on an as-needed basis. However, as the laws, regulations, rules, and governmental policies governing the online consumer finance industry are evolving, it remains unclear to what extent online consumer finance platforms should exercise care in detecting fraud. For the capital light model, although we believe that as an information intermediary, we should not bear the credit risk for institutional funding partners exceeding the portion that we agreed to bear, as long as we take reasonable measures to detect fraudulent behaviors, we cannot assure you that we would not be subject to any liabilities under the current laws, regulations, rules, and governmental policies governing the online consumer finance industry if we fail to detect any fraudulent behavior. If that were to occur, our results of operations and financial condition could be materially and adversely affected.

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

We may not be able to obtain additional capital on favorable terms or at all, and we may issue additional equity or debt securities that may have an adverse effect on our shareholders or may otherwise adversely affect our business.

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

Furthermore, the terms of any additional debt securities we may issue in the future may impose restrictions on our operations, which may include limiting our ability to incur additional indebtedness, pay dividends on or repurchase our share capital, or make certain acquisitions or investments. In addition, we may be subject to covenants requiring us to satisfy certain financial tests and ratios, and our ability to satisfy such covenants may be affected by events outside of our control.

The terms of the convertible notes we issued could delay or prevent an attempt to take over our company. The terms of the 2030 Notes require us to repurchase the respective notes in the event of a fundamental change. A takeover of our company would constitute a fundamental change. This could have the effect of delaying or preventing a takeover of our company that may otherwise be beneficial to our shareholders. In addition, the holders of the 2030 Notes shall have the right, at such holder’s option, to convert their notes any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date. Holders of the 2030 Notes may require us to repurchase all or part of their notes for cash on July 3, 2028 or in the event of certain fundamental changes, in each case, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable law, regulations or agreements governing our current or future indebtedness, we may not be able to fulfill our obligations thereunder, including the repurchase any of these notes when required under the transaction documents, which would constitute an event of default under the transaction documents. An event of default could also lead to a default under other agreements governing our current and future indebtedness, and if the repayment of such other indebtedness were accelerated, we may not have sufficient funds to repay the indebtedness and repurchase the notes or make cash payments upon conversion of any of these notes.

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

As we expand our business globally, we are subject to laws, regulations, contractual obligations and industry standards relating to privacy, data protection and information security, which are evolving and subject to potentially differing interpretations. There are uncertainties as to the interpretation and application of laws in one jurisdiction which may be interpreted and applied in a manner inconsistent to another jurisdiction and may conflict with our current policies and practices or require changes to the features of our system. As a result, we cannot assure that our existing user information protection system and technical measures will be considered sufficient under all applicable laws and regulations. If we are unable to address information protection concerns, manage any compromise of security that results in unauthorized disclosure or transfer of personal data, or to comply with the then applicable laws and regulations, we may incur additional costs and liabilities, leading to governmental enforcement actions, litigation, fines and penalties or adverse publicity. Any of these outcomes could harm our reputation, brand and business, cause us to incur significant expenses in defense of such proceedings, distract our management, increase our costs of doing business, or cause our borrowers and institutional partners to lose trust in us. Our business, results of operations, financial condition and prospects may be materially adversely affected as a result.

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

In addition, we use open-source software and external models, such as third-party AI solutions in our technology systems and will continue to do so in the future. Our use of open-source software and external models, including third-party AI solutions also introduces additional challenges, such as potential intellectual property disputes regarding model-generated outputs, dependence on external models whose terms or availability may change unexpectedly, quality control risks from algorithmic biases or inaccuracies and evolving regulatory requirements for AI deployment. Should these risks materialize, we may incur substantial compliance costs, face service disruptions, or need to rapidly modify our technology—any of which could adversely affect our operations and financial performance.

Our business depends on third-party service providers to interact with potential borrowers and institutional funding partners, process large numbers of transactions and support the loan collection process, all of which involve the use and disclosure of personal information. Compliance with applicable data protection laws and regulations is a rigorous and time-intensive process.

For credit assessment purposes, we obtain borrowers’ credit and behavioral data information from the licensed credit reference agencies. The licensed credit reference agencies undertake that the products and service it provides to us is in compliance with applicable laws and regulations. If the licensed credit reference agencies or any of their products fails to comply with applicable data protection laws and regulations, our reputation could suffer and we could become subject to regulatory intervention.

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

In recent years, governmental authorities have implemented a more stringent regulatory framework for loan collection activities. Several public security authorities in different provinces of China took actions against some loan collection outsourcing companies, and even criminal cases were reported to have been charged against some of them. More recently, on February 1, 2026, the China Banking Association issued the Guidelines for Financial Institutions on the Collection of Personal Consumer Loans (Interim), which, with limited exceptions, prohibits contacting the designated liaison persons of defaulting borrowers and imposes restrictions on the timing and frequency of communications with them. We have established strict implementation policies to ensure that our collection personnel and third-party collection service providers do not engage in aggressive practices. However, our in-house collection team is large, and we cannot assure that each member will strictly comply with our policies. Furthermore, we have no direct control over the management of third-party collection service providers. If any practices by our in-house collection team members or our third-party collection service providers are deemed by governmental authorities as aggressive collection or soft violence, our reputation and business could be materially and adversely affected. If any of the foregoing takes place and impairs our ability to cooperate with our institutional funding partners, the transaction volumes on our platforms will decrease, and our business and results of operations could be materially and adversely affected.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) and internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) through (c) under the Exchange Act. Based upon that evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, also attested and reported our internal control over financial reporting. See the attestation report on page F-2 issued by our independent registered public accounting firm for further details. However, if we fail to maintain effective internal control over financial reporting in the future, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We may, from time to time, identify strategic partners to form strategic alliances, invest in or acquire additional assets, technologies or businesses that are complementary to our existing business. These transactions may involve minority investments in other companies, acquisitions of controlling stakes in other companies or acquisitions of selected assets. In October 2025, we acquired a licensed lender in Australia which holds an Australian Credit Licence from the Australian Securities and Investments Commission (ASIC), to further advance our globalization strategy into developed markets.

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

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this annual report. While we have provided different incentives to our management, we cannot assure you that we can continue to retain their services. If any key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we have entered into confidentiality and non-competition agreements with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements or we may be unable to enforce them at all.

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

As of December 31, 2025, we had 3,869 employees, and most of them were based in China. We may need to increase our employee compensation and benefits levels and offer more favorable working conditions to remain competitive in attracting and retaining talented employees. In addition, we are required to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees in China. We expect that our labor costs, including wages and employee benefits, may continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our borrowers or institutional funding investors by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

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

We are a Cayman Islands holding company with no equity ownership in the consolidated variable interest entities, and our operations in China are primarily through the consolidated variable interest entities with which we have maintained contractual arrangements. Holders of our ADSs hold equity interest in FinVolution Group, our Cayman Islands holding company, and do not have direct or indirect equity interest in the consolidated variable interest entities and their subsidiaries. If the PRC government deems that our contractual arrangements with the consolidated variable interest entities do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. We may not be able to repay the notes and other indebtedness, and our ADSs may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of the consolidated variable interest entities, which contribute to 71.1% of our revenues in 2025. Our holding company in the Cayman Islands, the consolidated variable interest entities, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the consolidated variable interest entities and, consequently, significantly affect the financial performance of the consolidated variable interest entities and our company as a group.

However, our PRC counsel, Hui Ye Law Firm, has also advised us that there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

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

We have relied and expect to continue to rely on contractual arrangements with the consolidated variable interest entities to operate our online consumer finance platform business in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure.” Revenues contributed by the consolidated variable interest entities and their respective subsidiaries accounted for 78.6%, 75.0% and 71.1% of our total revenues for 2023, 2024 and 2025, respectively. These contractual arrangements may not be as effective as equity ownership in providing us with control over the consolidated variable interest entities. For example, the consolidated variable interest entities and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

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

Developments regarding tariffs between China and other countries and regions may potentially affect our business development and performance in the countries and regions where we operate. In particular, tensions between the United States and China in recent years have led to additional or higher tariffs imposed by the United States on products imported from China and restrictions on the sale of certain products into the United States. China has responded by imposing, and proposing to impose, additional or higher tariffs on products imported from the United States, among other measures. There remains considerable uncertainty regarding future tariff rates and the trajectory of U.S.-China trade relations.

Furthermore, COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas, and the restrictions at various times on shipping through the straits of Hormuz and the Red Sea have heightened geopolitical tensions across the world. Regional conflicts have contributed to increases in food and energy prices and thus to inflation more generally. Economic conditions in China are sensitive to global economic trends, as well as to changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may reduce demand for consumer loans and investments, and could materially and adversely affect our business, results of operations, and financial condition.

On October 28, 2024, the U.S. Department of the Treasury issued a final rule on outbound investment, or the Outbound Investment Rule, to implement the executive order of August 9, 2023 which became effective on January 2, 2025. The Outbound Investment Rule imposes investment prohibition and notification requirements on U.S. persons for a wide range of investments in entities associated with China (including Hong Kong and Macau), collectively defined as “Covered Foreign Persons,” that are engaged in activities relating to three sectors: (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, certain investments in Covered Foreign Persons, which are defined as “covered transactions.” If we were to be deemed a Covered Foreign Person, our ability to raise capital would be significantly and negatively affected. In such case, the trading prices of our ADSs and/or our Class A ordinary shares may be materially and adversely affected and the value of our securities may decline significantly. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025, or the COINS Act, was enacted as part of the National Defense Authorization Act for Fiscal Year 2026. The COINS Act largely preserves the core framework of the Outbound Investment Rule while expanding its scope and coverage in certain respects such as expanding covered activities in high-performance computing and supercomputing and hypersonic systems and including more countries of concern. The COINS Act will not become effective until the U.S. Department of the Treasury issues implementing regulations, which must be promulgated through notice-and-comment rulemaking and no later than March 13, 2027. Accordingly, the Treasury may amend, expand or otherwise modify existing outbound investment prohibitions and restrictions pursuant to the COINS Act.

Furthermore, there have been media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets, and delisting China-based companies from U.S. national securities exchanges. If any such deliberations were to materialize, the share price of China-based issuers listed in the United States such as us would be materially and adverse affected. The risk and uncertainty associated with such deliberations could also have a negative impact on the price of our ADSs and/or the notes. Also, a prohibition against our securities trading in the United States or any threat thereof could significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

We hold not only Renminbi but also other foreign currencies. Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. In 2025, we did not enter into hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Foreign Exchange Risk” for more details. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the Enterprise Income Tax Law of the PRC, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, and the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements issued by the State Administration of Taxation, such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the PRC tax authority to have satisfied other conditions and requirements under the above arrangement and other applicable PRC laws. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the non-resident enterprises shall determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file their report and materials with the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other tax rules and regulations. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” We cannot assure you that we will be able to complete the necessary filings with the PRC tax authority and enjoy the preferential withholding tax rate of 5% under the arrangement with respect to dividends to be paid by our PRC subsidiaries to our Hong Kong subsidiaries.

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

Under the deposit agreement for our ADSs, and in the event voting takes place at a shareholders’ meeting by poll, the depositary will give us (or our nominee) a discretionary proxy to vote our Class A ordinary shares underlying your ADSs at such shareholders’ meeting if you do not give voting instructions to the depositary as to how to vote the Class A ordinary shares underlying your ADSs at any such shareholders’ meeting, unless:

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

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, any special resolutions passed by such companies, the registers of mortgages and charges of such companies and a list of the names of the current directors of such companies upon payment of a fee to the Cayman Registrar) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our current amended and restated memorandum and articles of association, to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

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

We have adopted a dual-class share structure. Our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share in respect of matters requiring the votes of shareholders, while holders of Class B ordinary shares are entitled to twenty votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Due to the disparate voting powers associated with our two classes of ordinary shares, the voting power attached to our Class B ordinary shares accounted for 94.9% of our company’s aggregate voting power as of March 31, 2026. In particular, one of the holders of our Class B ordinary shares beneficially owned 66.4% of the aggregate voting power of our company as of the same date. As a result, the existing holders of our Class B ordinary shares will have decisive influence over matters such as electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price or the opportunity to receive a premium for their shares as part of a sale of our company. These shareholders may also take actions that are not in the best interest of us or our other shareholders even if they are opposed by our other shareholders, including holders of our ADSs. In addition, the significant concentration of share ownership may adversely affect the trading price of the ADSs due to investors’ perception that conflicts of interest may exist or arise. For more information regarding our principal shareholders and their affiliated entities, see “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and ADSs.

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

We adopted a share incentive plan in October 2017, which we refer to as the 2017 Plan. Under the 2017 Plan, we are authorized to grant options, restricted shares, and restricted share units to employees, officers, directors and individual consultants who render services to us. The maximum number of Class A ordinary shares which may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000. As of March 31, 2026, options to purchase a total of 3,858,450 Class A ordinary shares were outstanding under the 2017 Plan, and restricted share units to receive a total of 65,672,795 Class A ordinary shares were outstanding under the 2017 Plan.

We incurred RMB149.0 million (US$21.3 million) share-based compensation expenses in 2025 relating to share incentive awards. We believe the granting of share incentive awards is of significant importance to our ability to attract and retain employees, and we will continue to grant share incentive awards to employees in the future. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

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

We believe that we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2025, which could subject United States investors in our ADSs or ordinary shares to significant adverse U.S. federal income tax consequences.

We will be a “passive foreign investment company,” or PFIC, if, in any particular taxable year, either (i) 75% or more of our gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities (including their respective subsidiaries) as being owned by us for U.S. federal income tax purposes, not only because we are able to direct the activities of operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Based upon the nature and composition of our income and assets (in particular the retention of a substantial amount of cash and investments) and the market price of our ADSs, we believe that we were a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income.

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

As we expanded our operations to overseas markets, in 2018, we commenced online lending services in Indonesia under the AdaKami brand. In 2020, we expanded our online lending services to the Philippines under the JuanHand brand. In April 2024, we acquired a supermajority stake in an Indonesian multi-finance company, and subsequently completed its full acquisition in December 2025.

In October 2025, we acquired a licensed lender and entered the Australian online lending market under the Fundo brand, extending our platform’s reach to both emerging and developed markets.

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

Overview

We are a leading fintech platform with strong brand recognition across China and key overseas markets. Launched in 2007, we have been a pioneer in China’s online consumer finance industry. Since 2018, we have expanded our operations to overseas markets such as Indonesia and the Philippines. In 2025, we further expanded into the Australian market through the acquisition of a licensed lender, extending our platform’s reach to both emerging and developed markets. In 2025, we generated 75.4% of our revenues from China and 24.6% of our revenues from the overseas markets.

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

We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platforms. In 2023, 2024 and 2025, the average principal amount of loans originated on our platform in China was RMB8,318, RMB10,402 and RMB10,914 (US$1,561), respectively, with an average term of 8.3 months, 8.0 months and 8.3 months, respectively. Borrowers come to our platforms for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2023, 2024 and 2025, 87.2%, 86.5% and 84.9% of the total loan origination volume, respectively, on our platform in China was generated from repeat borrowers who had at least one drawdown before.

Our platforms appeal to institutional funding partners by offering a wide spectrum of loan assets. We provide our institutional funding partners with an opportunity to locate high quality borrowers and achieve attractive returns. Institutional funding partners may provide loans to borrowers that we introduce to them, making use of the preliminary credit assessment services as well as other services we provide to them. We offer attractive risk-adjusted returns supported by a set of risk management procedures and implement protection mechanisms to control and mitigate risk exposure.

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

We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Our net revenues grew from RMB12.5 billion in 2023 to RMB13.1 billion in 2024 and further to RMB13.6 billion (US$1.9 billion) in 2025. Our net profit was RMB2.4 billion in 2023, RMB2.4 billion in 2024 and RMB2.5 billion (US$0.4 billion) in 2025.

China and Overseas Markets

We operate a Credit-Tech platform that bridges the credit gap for underserved consumers. Our business is managed through two strategic segments: China, our foundational market providing scale and cash flow, and International Markets, characterized by growth and user acquisition. Our “LEGO” (Local Excellence, Global Outlook) strategy facilitates international expansion by integrating expertise in regulatory navigation, risk analytics, and product development across jurisdictions. This integrated approach allows us to accelerate market entry and de-risk expansion by leveraging proven capabilities from one jurisdiction to the next.

We primarily operate in China under the PPDai brand. The number of our cumulative registered users in China increased from 155.6 million as of December 31, 2023 to 172.6 million as of December 31, 2024 and further to 187.4 million as of December 31, 2025. Our loan origination volume in China in 2023, 2024 and 2025 was RMB186.4 billion, RMB196.1 billion and RMB186.3 billion (US$26.6 billion), respectively. Our outstanding loan balance in the China market in 2023, 2024 and 2025 was RMB66.1 billion, RMB69.8 billion and RMB68.3 billion (US$9.8 billion), respectively. In 2023, 2024 and 2025, revenues generated from the China markets were RMB10.4 billion, RMB10.5 billion and RMB10.2 billion (US$1.5 billion), representing 83.0%, 80.6% and 75.4% of net revenues for the respective years.

We have been actively expanding into overseas markets, and have successfully executed the “zero-to-one” journey in multiple jurisdictions.

●	Indonesia: We provide online lending services in Indonesia under the AdaKami brand. To further diversify, we completed the full acquisition of an Indonesian multi-finance company in December 2025, enabling us to offer offline consumption finance solutions, such as installment loans.

●	The Philippines: We are a leading player in the online lending space in the Philippines, under the brand JuanHand. Our operations in the Philippines have seen significant growth, driven by adoption of online lending across different consumption scenarios.

●	Australia: In October 2025, we strategically expanded into the Australian market through the acquisition of Fundo, a licensed lender holding an Australian Credit Licence from the Australian Securities and Investments Commission (ASIC). This acquisition represents a significant upgrade in our international expansion strategy, moving beyond emerging Southeast Asian markets into a more regulated, developed economy. Our extensive experience in delivering online lending solutions to near-prime customers, position us strongly to capitalize on the opportunities within Australia’s established financial ecosystem.

The number of cumulative registered users in the overseas markets increased from 24.6 million as of December 31, 2023 to 35.7 million as of December 31, 2024 and further to 52.1 million as of December 31, 2025. Our loan origination volume in the overseas markets increased from RMB7.9 billion as of December 31, 2023 to RMB10.1 billion as of December 31, 2024 and further to RMB14.0 billion (US$2.0 billion) as of December 31, 2025. Our outstanding loan balance in the overseas markets increased from RMB1,262.3 million as of December 31, 2023 to RMB1,696.2 million as of December 31, 2024 and further to RMB2,570.1 million (US$367.5 million) as of December 31, 2025. In 2023, 2024 and 2025, revenues generated from the overseas markets were RMB2,136.9 million, RMB2,532.5 million and RMB3,331.5 million (US$476.4 million), representing 17.0%, 19.4% and 24.6% of net revenues for the respective years.

Our business models in both the PRC and overseas markets share substantial similarities, albeit with variations in specific loan products stemming from localization strategies and regulatory requirements. Generally, borrowers in overseas markets are younger on average, with lower average loan amounts and shorter tenors compared to those in China.

Borrowers

Since our inception and up to December 31, 2025, we had facilitated loans for over 29.0 million borrowers in China from substantially all cities and counties across China. In 2025, over 63% of our borrowers in China were between 20 and 40 years of age. We strategically cultivate customer loyalty, aiming to capture the vast growth opportunities as our borrowers enter into different stages of their lives and qualify for higher credit limits. The number of unique borrowers in a given year means the total number of borrowers whose loans on our platforms were funded during such year. The number of our unique borrowers in China were approximately 4.4 million in 2023, 4.1 million in 2024 and 4.6 million in 2025. Our platforms feature a high proportion of repeat borrowers. In China, 87.2%, 86.5% and 84.9% of the total loan origination volume facilitated through our platform in 2023, 2024 and 2025, respectively, was generated from repeat borrowers who had successfully borrowed on our platform before.

Since the launch of our operations in the overseas markets and up to December 31, 2025, we had facilitated loans for approximately 11.7 million borrowers in Indonesia, the Philippines and Australia. The borrowers in the overseas markets are typically younger individuals, compared to borrowers in the Chinese market. The number of unique borrowers for the overseas markets were approximately 1.9 million in 2023, 2.9 million in 2024 and 5.9 million in 2025. For the overseas markets, 83.5%, 86.2% and 87.6% of the total loan origination volume facilitated through our platforms in 2023, 2024 and 2025, respectively, was generated from repeat borrowers who had successfully borrowed on our platforms before.

Institutional Funding Partners

Since 2020, all new loans facilitated on our platform in China have been funded by institutional funding partners or our own microloan companies. Currently, we primarily cooperate with commercial banks, internet or digital banks, private banks, consumer finance companies, micro-loan companies and trust management companies to diversify the funding sources on our platform in China. As of December 31, 2025, we had cumulatively cooperated with 115 institutional funding partners in China. The loan origination volume on our platform in China in 2023, 2024 and 2025 was RMB186.4 billion, RMB196.1 billion and RMB186.3 billion (US$26.6 billion), respectively.

In 2025, most of the new loans facilitated on our platforms in the overseas markets were funded by institutional funding partners, with a small portion from our capital. Currently, we primarily cooperate with commercial banks and internet banks in the overseas markets. As of December 31, 2025, we had cumulatively cooperated with 18 institutional funding partners in our overseas markets. The loan origination volume on our international platforms increased from RMB7.9 billion in 2023 to RMB10.1 billion in 2024 and further to RMB14.0 billion (US$2.0 billion) in 2025.

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

Upon completion of the credit assessment, eligible borrowers may apply for loans within the approved credit limit, with repayment terms spanning from 1 month to 24 months. The average loan amounts for our standard loan products in China were RMB8,318 in 2023, and RMB10,402 in 2024 and RMB10,914 (US$1,561) in 2025. Borrowers across various credit score tiers are subject to different credit limits and borrowing costs.

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

In 2025, the total origination volume of our standard loan products in China amounted to RMB182.0 billion (US$26.0 billion), accounting for 97.7% of the total loan origination volume on our platform in China for the same period. In 2025, borrowers of our standard loan products in China included 719 thousand small business owners, with the total loan origination volume constituting 29.1% of the overall loan origination volume on our platform in China for the same year.

Standard loan products in the overseas markets

Our standard loan products in the overseas markets offer borrowers the convenience of applying through mobile devices. To commence the application process, borrowers provide essential information, including bank account details, existing credit card information, educational background, marital status, occupation, and income range.

Upon completion of the credit assessment, eligible borrowers may apply for loans within the approved credit limit, with repayment terms spanning from 1 month to 12 months for cash loans. The average loan amounts for our standard loan products in Indonesia in the past three years were RMB1,066 in 2023, RMB1,091 in 2024 and RMB1,018 (US$146) in 2025. The average loan amounts for our standard loan products in the Philippines in the past three years were RMB620 in 2023, RMB651 in 2024 and RMB692 (US$99) in 2025.Borrowers across various credit score tiers are subject to different credit limits and borrowing costs.

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

Our Platforms and Transaction Process

We incorporate advanced technology into the transaction process on our platforms to provide a better experience to our borrowers and our institutional funding partners. The entire process appears simple, seamless and efficient but our platforms leverage sophisticated, proprietary technology to make it possible.

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

Following the fraud detection, we initiate a credit review process using our proprietary Magic Mirror Model to generate a Magic Mirror score for the prospective borrower. Each Magic Mirror score corresponds to a credit level in the range of I to VIII, with Level I representing the lowest risk and Level VIII representing the highest risk. See “—Risk Management—Proprietary Credit Scoring and Risk Pricing Models.” Applicants classified as Level VIII will be declined, and applicants falling under other credit levels will be assigned by our risk pricing system the approved credit amounts, maximum loan terms and applicable interest rates and other loan characteristics which are determined based on their respective Magic Mirror scores. In 2025, almost all of loan applications in China were automated without manual review. Approved applicants are connected with our institutional funding partners, while others are directed to third-party platforms. If they pass those platforms’ assessments, we charge service fees to the platforms.

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

We have a collection team of over 1,100 employees in China as of December 31, 2025 and have developed a systematic process to handle collection of delinquent loans. Upon becoming delinquent, a loan enters into our collection process, which is divided into stages based on severity of delinquency. The first 90-day collection period is typically handled by our collection team although we also engage third-party loan collection service providers to assist us from time to time. Primary collection measures, including text message reminders, phone calls, legal letters and legal proceedings, are taken in succession as a loan becomes increasingly overdue. If a loan remains overdue after the 90-day period, we then outsource loan collection to third-party service providers to optimize collection efficiency.

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

Technology

The success of our business is dependent on our strong technological capabilities that support us in delivering superior user experience, protecting information on our platforms, increasing operational efficiency and enabling innovations. Principal components of our state-of-the-art technology include:

●	Data Science. We use data science technology extensively in various aspects of our operations. Our data mining and user behavior analytics capabilities allow us to build a comprehensive credit profile for each borrower. Our multi-dimensional real-time analytics capabilities enable fast and accurate credit decisions. We also use data-based machine learning in numerous applications, such as improving fraud detection, optimizing marketing resource allocation and increasing collection efficiency.

●	Artificial Intelligence. We integrate artificial intelligence across our operations, leveraging our proprietary E-LADF LLM Application Framework in machine learning, graph algorithms, computer vision, and natural language processing. These technologies are applied to precision marketing, fraud detection, risk assessment, and post-loan management to enhance operational efficiency and risk mitigation. Key proprietary platforms include Ming Mirror, which utilizes knowledge graph technology for fraud detection; RTA, a high-capacity, low-latency precision marketing system; and BluAI, an intelligent voice assistant that automates customer interactions across marketing and collections. We also employ large language models to analyze unstructured data for credit assessment, and have implemented AI-powered tools such as XCoder and intelligent virtual agents to support coding, customer acquisition, and compliance processes.

●	Security. We are committed to maintaining secure online platforms. We have built a firewall that monitors and controls incoming and outgoing traffic on our platforms around the clock. Once any abnormal activity is detected, our system will immediately notify our IT team and at the same time automatically take measures, such as activating third-party traffic control service, to prevent any harm to our platforms. For any transmission of user information, we use data encryption to ensure confidentiality. Within our organization, we have adopted a series of policies on internal control over information systems, including physical security measures, such as entry and equipment control, and network access management, such as identification, authentication and remote access control. We employ data slicing and distribute the storage of a user’s data points across several servers. We also maintain redundancy through a real-time multi-layer data backup system to prevent loss of data resulting from unforeseen circumstances. We conduct periodic reviews of our technology platforms, identifying and correcting problems that may undermine our system security.

●	Stability. Our systems infrastructure is primarily hosted in data centers at two separate locations in Shanghai. We maintain redundancy through a real-time multi-layer data backup system to ensure the reliability of our network. Our platforms adopt modular architecture that consists of multiple connected components, each of which can be separately upgraded and replaced without compromising the functioning of other components. This makes our platforms both highly reliable and scalable.

●	Scalability. With modular architecture, our platforms can be easily expanded as data storage requirements and user visits increase. In addition, load balancing technology helps us improve distribution of workloads across multiple computing components, optimizing resource utilization and minimizing response time.

●	Automation. In addition to the foregoing technologies we employ to support our highly automated platforms, we have taken various measures to ensure the uninterrupted operation of our platforms. For example, we have adopted self-recovery technology that enables our system to perceive malfunctions and make the necessary adjustments to restore itself to normal operation without any human intervention. Also, our system is connected with systems of multiple data providers that serve as backups for each other. If services provided by one data provider are suspended, our system will shift to the backup sources automatically to ensure no interruption to our operation.

Intellectual Property

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of March 31, 2026, we had (i) 228 patent applications and 53 registered patents in China and other jurisdictions, including our proprietary facial recognition technology used for fraud detection, (ii) 317 registered computer software copyrights, (iii) 280 registered domain names, including www.ppdai.com, and (iv) 413 trademark registrations in China and other jurisdictions, including our “Finvolution,” “PPDAI,” “信也,” “拍拍贷” and “魔镜” trademarks.

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

We use a variety of traditional and internet marketing channels to acquire borrowers although most of our borrowers are acquired online. Our borrower acquisition channels mainly include:

●	Online Advertising. From time to time, we work with App Stores to promote our mobile applications and with internet companies to place online advertisements.

●	Online Partnerships. We team up with certain websites that are able to reach quality borrowers to provide consumer finance services to their customer.

●	Search Engine Marketing. We also use paid placement on major online search engines in the markets where we operate.

●	Offline Direct Sales Team. We have also established an offline direct sales team with deep experience in customer acquisition in offline small and micro enterprise scenarios.

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

On January 21, 2021, in the response letter to the Guangdong High People’s Court regarding the inquiry on the scope of application of these amendments issued by the Supreme People’s Court, it further clarifies that seven types of financial organizations, including micro-loan lending companies and financing guarantee companies, are financial institutions licensed by the financial administrative authorities, and the disputes arising out of their financial business activities do not apply to these amendments. However, as the regulatory authorities have wide discretion in the administration, interpretation, and enforcement of the laws and regulations, we cannot rule out the possibility that the regulatory authorities may hold different opinions on whether the Quadruple LPR Limit applies to the loans funded by financial institutions on our platforms. For example, according to the Notice on Regulating and Rectifying “Cash Loan” Business, promulgated by the Internet Finance Rectification Office and the Online Lending Rectification Office in December 2017, in the context of “cash loan” business operated by various types of institutions, the aggregated borrowing costs of the borrower charged in the forms of interests and all kinds of fees should be annualized and subject to the upper limit on interest rate of private lending set forth in the judicial interpretations issued by the Supreme People’s Court. On March 31, 2021, the People’s Bank of China released PBOC No. 3 Announcement, which stipulates, among others, that the annual interest rate of a loan should be the annualized form of ratio calculated based on the percentage of all expenses charged from the borrower for the borrowing to the principal actually borrowed by this borrower. The expenses charged from the borrower include the interests and the various expenses directly related to the borrowing. If the loan is repaid in installments, the remaining principal after the deduction of the total repaid principal should be deemed as the actual borrowed principal when calculating the annual interest rate. Compound interest rate and simple interest rate are both allowed to be used to calculate the annual interest rate, provided that if the simple interest rate is used, it should be explicitly disclosed to the borrower. PBOC No. 3 Announcement applies to deposit-taking financial institutions, consumer finance companies, microloan companies, and internet platforms providing loan application services like us. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Interest rates of certain of our loan products may exceed the statutory interest rate limit and therefore part of the interests may not be enforceable through the PRC judicial system.”

On April 3, 2025, the National Administration of Financial Regulation issued the Notice on Strengthening the Supervision of Online Lending Business and Promoting Financial Services, effective from October 1, 2025. It mandates, among other things, the following key provisions: (i) bank headquarters shall maintain and publicly disclose on their official websites and mobile applications a whitelist of partnered online lending platforms; (ii) banks shall implement risk-based pricing mechanisms aligned with borrowers’ credit risks; (iii) banks shall make sure in the cooperative agreements that online lending platforms are prohibited from charging interest or other fees to borrowers, and credit enhancement service providers are prohibited from charging service or consultation fees, as such practices are deemed to increase credit enhancement fees in a disguised form; (iv) banks shall ensure that borrowers’ comprehensive costs are in compliance with Circular of Several Suggestions on Further Strengthening the Judicial Practice Regarding Financial Cases promulgated by the Supreme People’s Court on August 4, 2017, which stipulates that the aggregate amount of interest, compound interest, default interest, liquidated damages and other fees exceeding 24% should not be supported by the PRC courts; and (v) banks and online lending platforms must fully disclose key information, including but not limited to lenders, annualized interest rates, credit enhancement providers and fees, annualized funding costs, post-default interest and costs, and must clearly state that no other fees will be charged to borrowers. These requirements also apply to consumer finance companies and trust companies engaged in online lending business.

On September 11, 2025, the National Financial Regulatory Administration promulgated the Measures for the Administration of Trust Companies, which came into force on January 1, 2026. The Measures for the Administration of Trust Companies requires that the business scope of trust companies includes asset service trusts, asset management trusts, charitable public welfare trusts, etc. Channel business, fund pool business, and illegal related-party transactions are prohibited. The Measures require trust companies to establish and improve mechanisms for corporate governance, risk management, information disclosure, and internal and external audit, and to strengthen management of net capital and risk reserves.

On March 15, 2026, the National Financial Regulatory Administration and the People’s Bank of China jointly promulgated the Provisions on Disclosure of the Comprehensive Borrowing Costs for Personal Loan Business, effective from August 1, 2026. The provisions require financial institutions to itemize items such as interest rates, installment fees, credit enhancement fees, and contingent costs arising from defaults, as well as identify the financial institutions or their cooperating entities that collect such interest and fees.

On April 24, 2026, the People’s Bank of China, National Financial Regulatory Administration, Cyberspace Administration of China, and five other regulatory authorities jointly promulgated Administrative Measures for Online Marketing of Financial Products, or the Online Marketing Measures, which will take effect on September 30, 2026. It provides, among others, that (i) financial products include a wide array of products and services, among which are loan products; (ii) financial institutions with operational regional restrictions shall identify the client’s region and provide the financial products only to clients in the permitted regions; (iii) online platforms shall not direct financial clients to other third-party platforms without financial license; (iv) online platforms are prohibited from inducing clients by preferential initial payment fees, and from using misleading terms such as “low threshold”, “drawdown in seconds”, “low interest rate”, etc; and (v) online platforms are prohibited from utilizing algorithm model to induce excessive consumption. The Online Marketing Measures has recently been promulgated and there are a lot of uncertainties about its interpretations and impact on our business. We may need to adjust our business models with our institutional funding partners and third-party online lending platforms. We cannot assure you that such adjustments can be made in a timely or cost-efficient manner, nor that cooperation with third-party platforms will continue in the future. Additionally, we may be required to change our online ads for compliance with the Online Marketing Measures, which would affect user acquisition. Failure to comply may result in penalties, including business termination, fines, and potential criminal liability

As our institutional funding partners include commercial banks, consumer finance companies, and trust companies, they are required to evaluate and review us as mandated by the Notice on Strengthening the Supervision of Online Lending Business and Promoting Financial Services and the subsequent laws and regulations issued by the regulation authorities. If any of our institutional funding partners identifies any inadequacies in our evaluation and review, they may terminate their cooperation with us, which could materially and adversely affect our business and operating results. Furthermore, as an intermediary between institutional funding partners and borrowers, we cannot assure you that all the institutional funding partners we cooperate with have been and will continue to be in strict compliance with the Notice on Strengthening the Supervision of Online Lending Business and Promoting Financial Services and the relevant laws and regulations issued by regulatory authorities.

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

Regulations on financial guarantee

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

The Cyber Security Law, which was promulgated by the Standing Committee of the National People’s Congress on November 7, 2016 and became effective on June 1, 2017. It was subsequently amended on October 28, 2025. Under this regulation, network operators, including online lending information service providers, shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services, and take all necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

Regulations on personal information protection

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

On March 12, 2021, the Cyberspace Administration of China and three other authorities jointly issued the Rules on the Scope of Necessary Personal Information for Common Types of Mobile Internet Applications. These rules specifie the scope of necessary personal information to be collected each for a variety of common mobile internet applications, such as maps and navigation apps, online ride-hailing apps, instant messaging apps, online community apps. Operators of such apps may not refuse to provide basic services to users on the ground of users’ refusal to provide their personal non-essential information. The basic service of online lending applications is to facilitate loans provided to the users online for use of personal consumption and business operation, and the necessary personal information for an online lending application includes the borrower’s mobile phone number, name, bank account, as well as type, number and valid period of its identity card.

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

Regulations Relating to Tax

Dividend withholding tax

Pursuant to the Enterprise Income Tax Law of the PRC and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% provided certain conditions could be met if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

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

On December 27, 2021, the National Development and Reform Commission and the Ministry of Commerce of the PRC jointly issued the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version), which became effective on January 1, 2022. The Negative List (2021 Version) was subsequently replaced by the Negative List (2024 Version). Pursuant to these measures, if a domestic company engaging in the prohibited business stipulated in the negative list seeks an overseas offering and listing, it shall obtain the approval from the competent governmental authorities. Besides, the foreign investors of the company may not be involved in the company’s operation and management, and their shareholding percentage shall be subject, mutatis mutandis, to the applicable regulations on the domestic securities investments by foreign investors. In a Q&A released on the official website of the National Development and Reform Commission on January 18, 2022, the official of the National Development and Reform Commission indicated that these requirements are only imposes on PRC domestic companies that directly offer or list their securities in an overseas market.

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

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection, and National Archives Administration of China published the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies. These provisions, among others, provides that: (i) a domestic company that seeks to offer and list its securities in an overseas market, either via direct offering or indirect offering, and the securities companies and securities service providers that undertake securities business, shall strictly abide by applicable laws and regulations of the PRC, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. They may not divulge any state secret or harm national security and public interest; (ii) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to entities or individuals including securities companies, securities service providers, and overseas regulators, documents and materials that contain state secrets or government work secrets, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level. If there is ambiguity or dispute over the identification of a state secret, a request shall be submitted to the competent secrecy administrative department for determination; if there is ambiguity or dispute over the identification of a government work secret, a request shall be submitted to the competent government authority for determination; (iii) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to entities or individuals including securities companies, securities service providers, and overseas regulators, other documents and materials that, if divulged, will jeopardize national security or public interest, shall strictly obey the procedures stipulated by applicable national regulations; (iv) archives, including working papers, that have been produced in mainland China by securities companies and securities service providers for overseas securities offering and listing by domestic companies shall be retained in mainland China, and, without prior approval by competent authorities, may not be brought, mailed or otherwise transferred to outside mainland China, or transmitted to any institutions or individuals outside mainland China through any methods including via the use of information technologies. Where archives or copies of archives that have important conservation value to the nation and the society need to be transferred or transmitted to outside mainland China, approval procedures stipulated by national regulations shall be followed; and (v) overseas securities regulators and competent overseas authorities may request to investigate, including to collect evidence for investigation purpose, or inspect a domestic company that has been listed or offered securities in an overseas market or securities companies and securities service providers that undertake securities business for such domestic companies. Such investigation and inspection shall be conducted under a cross-border regulatory cooperation mechanism, and the CSRC and competent authorities of the Chinese government will provide necessary assistance pursuant to bilateral and multilateral cooperation mechanisms. Before cooperating with the investigation and inspection by, or providing documents and materials to overseas securities regulators or other competent overseas authorities, such domestic companies, securities companies and securities service providers shall report to the CSRC or other competent authorities.

Regulations in Other Jurisdictions

Due to our global operations, we are also subject to the rules and regulations of the other jurisdictions in which we operate. For example, the Indonesian regulator, the Financial Services Authority of Indonesia (OJK), has lowered the maximum interest rate that online lenders can charge their borrowers on consumptive loans. The rules, effective as of January 1, 2024, progressively reduce the interest rate cap imposed on fintech lenders from the maximum of 0.4% per day in 2023 to 0.3% in 2024, to 0.2% in 2025, and further to 0.1% by 2026. On December 31, 2024, the Financial Services Authority of Indonesia (OJK) revised its interest rate policy, which was subsequently reiterated by a regulation issued on July 31, 2025. The earlier plan to uniformly reduce the cap to 0.2% by 2025 was replaced with differentiated pricing based on loan tenor: loans with a tenor of six months or less remain capped at 0.3%, while those exceeding six months are capped at 0.2%. In addition, the Philippines Securities and Exchange Commission has issued a memorandum, effective April 1, 2026, imposing recalibrated ceilings on interest rates and fees charged by financing and lending companies on small consumer loans, setting a 12% monthly cap on effective interest rates for loans of up to P10,000 with terms of up to four months.

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

For our customer services and loan collection services, we leased an area of approximately 3,948 square meters in Changsha, approximately 5,743 square meters in Hefei, and approximately 2,585 square meters in Zhengzhou. For our operations in the overseas markets, we leased areas of approximately 5,198 square meters in Indonesia and approximately 4,855 square meters in the Philippines. We also leased office space in other places, primarily including Beijing, Hainan and Fujian in 2025. We lease our premises from unrelated third parties under operating lease agreements. The lease term varies from one year to four years. Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

Overview

We are a leading fintech platform with strong brand recognition across China and key overseas markets. Launched in 2007, we have been a pioneer in China’s online consumer finance industry. Our loan origination volume in China in 2023, 2024 and 2025 was RMB186.4 billion, RMB196.1 billion and RMB186.3 billion (US$26.6 billion), respectively. Since 2018, we have expanded our operations to overseas markets such as Indonesia and the Philippines. In 2025, we further expanded into the Australian market through the acquisition of a licensed lender, extending our platform’s reach to both emerging and developed markets. Our loan origination volume in the overseas markets increased from RMB7.9 billion as of December 31, 2023 to RMB10.1 billion as of December 31, 2024 and further to RMB14.0 billion (US$2.0 billion) as of December 31, 2025. In 2025, we generated 75.4% of our revenues from China and 24.6% of our revenues from the overseas markets. Our operating metrics as of any given date, to the extent applicable, include those of Fundo Loans Pty Ltd as of such date. Our operating metrics for a given period, to the extent applicable, include those of Fundo Loans Pty Ltd for the period following its acquisition.

We primarily offer short-term loans to our borrowers to meet their immediate credit needs while allowing them to gradually establish their credit history through activities on our platforms. In 2023, 2024 and 2025, the average principal amount of loans originated on our platform in China was RMB8,318, RMB10,402 and RMB10,914 (US$1,561), respectively, with an average term of 8.3 months, 8.0 months and 8.3 months, respectively. Borrowers come to our platforms for convenient, simple and fast loan transaction process. We generally have a high level of borrower stickiness. In 2023, 2024 and 2025, 87.2%, 86.5% and 84.9% of the total loan origination volume, respectively on our platform in China was generated from repeat borrowers who had at least one drawdown before.

We generate revenues primarily by collecting transaction service fees from institutional funding partners for our services provided to them such as borrower introduction and preliminary credit assessment, as well as other services we provide along the lifecycle of loans. Our net revenues grew from RMB12.5 billion in 2023 to RMB13.1 billion in 2024 and further to RMB13.6 billion (US$1.9 billion) in 2025. Our net profit was RMB2.4 billion in 2023, RMB2.4 billion in 2024 and RMB2.5 billion (US$0.4 billion) in 2025.

General Factors Affecting Our Results of Operations

Our business and results of operations are affected by general factors affecting the online consumer finance industry in the markets where we operate, which include, among other things:

●	overall economic growth;

●	per capita disposable income;

●	fluctuation of interest rates; and

●	development of regulatory environment for the online consumer finance industry in the markets where we operate.

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

Our results of operations and ability to sustain and increase loan origination volume will depend, in part, on the effectiveness of our sales and marketing efforts. Our sales and marketing expenses were 15.0%, 15.4% and 16.2% of our total operating revenues in 2023, 2024 and 2025, respectively. The increase in our sales and marketing expenses as a percentage of our total operating revenues in 2025 was attributable to our efforts on acquiring better quality borrowers in both China and overseas markets. We intend to consistently dedicate significant resources to borrower acquisition and improve the effectiveness of these efforts.

Ability to Maintain and Expand Our Cooperation with Institutional Funding Partners

Our revenues are also dependent on the maintenance and growth of our cooperation with institutional funding partner. As of December 31, 2025, we had cumulatively cooperated with 115 institutional funding partners in China and 18 institutional funding partners in the overseas markets. Going forward, we will continue to retain existing institutional funding partners and attract new institutional funding partners by offering attractive returns and providing enhanced tools to meet their needs.

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

Loan Performance Data

90 Day+ Delinquency Rate

We defined the 90+ day delinquency rate as of a given date as the outstanding principal balance of loans in China, excluding the portion of the principal facilitated without credit risk exposure, that are 90 to 179 days past due, expressed as a percentage of the total outstanding principal balance of loans, excluding those facilitated without credit risk exposure, on that date. Loans that are delinquent for 180 days or more are typically considered charged-off and are not included in the delinquency rate calculation. The table below presents our 90+ day delinquency rates for outstanding loans on our platform in China as of December 31, 2023, 2024 and 2025, all calculated based on this latest definition.

As of	90 Day+ Delinquency Rate(1)
December 31, 2023	1.98%
December 31, 2024	2.13%
December 31, 2025	2.85%

Note:

(1)	Since the origination amount of our standard loan products accounted for the vast majority of the total origination amount of loans facilitated on our platform in China in the past three years, the 90 day+ delinquency rate in this table mainly reflects the performance of our standard loan products in China.

Delinquency Rate by Vintage

We refer to loans facilitated during a specified time period as a vintage. We define vintage delinquency rate as (i) the total amount of principal for all the loans in a vintage that become delinquent, less (ii) the total amount of recovered past due principal for all loans in the same vintage, and then divided by (iii) the total amount of initial principal for all loans in such vintage. For purpose of this annual report, loans facilitated during a specified time period are referred to as a vintage. Loans that have been considered charged-off are included in the calculation of vintage delinquency rates. Only the portion of the principal for which we bear risk is included in the delinquent, recovered, and initial principal amounts.

The following chart and table display the historical cumulative 30-day plus past due delinquency rates by loan origination vintage for all continuing loan products that we bear risk and are facilitated through our online platform in China.

Notes:

(1)	Our vintage delinquency rate for loans bearing credit risk facilitated through our platform during 2023 was 2.84%, calculated as the volume-weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(2)	Our vintage delinquency rate for loans bearing credit risk facilitated through our platform during 2024 was 2.32%, calculated as the volume-weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage.

(3)	As of December 31, 2025, our vintage delinquency rate for loans bearing credit risk facilitated through our platform during the first three quarters was 1.69%, calculated as the volume-weighted average of the quarterly vintage delinquency rates as of December 31, 2025. As loans bearing credit risk facilitated through our platform during 2023 continue to age, the delinquency rate for the 2025 vintage, calculated as the volume-weighted average of the quarterly vintage delinquency rates at the end of the 12th month following the inception of each loan in an applicable vintage, may be different from the vintage delinquency rate of 1.69% as of December 31, 2025.

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

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands except for percentages)
Operating revenues:
Loan facilitation service fees	4,520,504	36.0	4,694,380	36.0	5,176,457	740,224	38.2
Post-facilitation service fees	1,969,705	15.7	1,740,241	13.3	1,629,777	233,055	12.0
Guarantee income	4,478,995	35.7	5,085,296	38.9	4,124,934	589,858	30.4
Net interest income	1,049,379	8.4	853,779	6.5	1,336,459	191,111	9.8
Other revenue	528,862	4.2	692,128	5.3	1,301,856	186,163	9.6
Net revenues	12,547,445	100.0	13,065,824	100.0	13,569,483	1,940,411	100.0
Operating expenses:
Origination, servicing expenses and other cost of revenue	(2,111,515)	(16.9)	(2,381,839)	(18.2)	(2,870,221)	(410,436)	(21.1)
Origination, servicing expenses and other cost of revenue-related party	—	—	—	—	(29,928)	(4,280)	(0.2)
Sales and marketing expenses	(1,887,442)	(15.0)	(2,014,254)	(15.4)	(2,200,543)	(314,673)	(16.2)
General and administrative expenses	(390,022)	(3.1)	(413,548)	(3.2)	(442,148)	(63,226)	(3.3)
Research and development expenses	(510,986)	(4.1)	(496,740)	(3.8)	(536,617)	(76,735)	(4.0)
Credit losses for quality assurance commitment	(4,422,802)	(35.2)	(4,587,254)	(35.2)	(3,462,384)	(495,114)	(25.5)
Provision for loans receivable	(586,843)	(4.7)	(320,013)	(2.4)	(637,700)	(91,190)	(4.7)
Provision for accounts receivable and contract assets	(253,948)	(2.0)	(317,049)	(2.4)	(425,966)	(60,912)	(3.1)
Impairment of goodwill and intangible assets	—	—	—	—	(50,676)	(7,247)	(0.4)
Total operating expenses	(10,163,558)	(81.0)	(10,530,697)	(80.6)	(10,656,183)	(1,523,813)	(78.5)
Interest expenses	—	—	—	—	(28,472)	(4,071)	(0.2)
Other income, net	394,698	3.1	310,123	2.4	216,617	30,975	1.6
Profit before income tax expenses	2,778,585	22.1	2,845,250	21.8	3,101,445	443,502	22.9
Income tax expenses	(395,100)	(3.1)	(457,405)	(3.5)	(556,243)	(79,542)	(4.1)
Net profit	2,383,485	19.0	2,387,845	18.3	2,545,202	363,960	18.8

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

Typically, we provided quality assurance service, loan facilitation services and post-facilitation services to the borrowers and institutional funding partners. The quality assurance service is within the scope of Accounting Standards Codification Topic 460 Guarantees and recorded at fair value at the inception of the loans. For loan facilitation services and post-facilitation services we provide, we charged one combined transaction service fee for its delivery of loan facilitation services and post-facilitation services, each of which are distinct performance obligations. We estimate the total consideration to be received over the life of the underlying loan by modeling early termination scenarios. The average rate of transaction service fees, which is computed by dividing the total amount of transaction service fees we received during the period by the total volume of loans originated on our platforms in China during the same period, was 3.1% in 2023, 3.1% in 2024 and 3.1% in 2025.

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

2025 Compared to 2024. Loan facilitation service fees increased by 10.3% from RMB4,694.4 million in 2024 to RMB5,176.5 million (US$740.2 million) in 2025, primarily due to an increase in the transaction volume and average rate of transaction service fees in the overseas market, partially offset by the decrease in the transaction volume and average rate of transaction service fees in the China market. The loan origination volume decreased from approximately RMB206.2 billion in 2024 to RMB200.3 billion (US$28.6 billion) in 2025. The decrease in the loan origination volume was primarily driven by a decrease in the loan origination volume generated from the China market.

2024 Compared to 2023. Loan facilitation service fees increased by 3.8% from RMB4,520.5 million in 2023 to RMB4,694.4 million in 2024, primarily due to an increase in the loan origination volume. The loan origination volume increased from approximately RMB194.3 billion in 2023 to RMB206.2 billion in 2024. The increase in the loan origination volume was primarily driven by an increase in the loan origination volume generated from the overseas market.

Post-facilitation service fees

Post-facilitation service fees are the portion of transaction service fees collected for services we provide after loan origination, such as repayment facilitation and loan collection.

2025 Compared to 2024. Post-facilitation service fees decreased by 6.3% from RMB1,740.2 million in 2024 to RMB1,629.8 million (US$233.1 million) in 2025, primarily due to the rolling impact of deferred transaction fees in the China market.

2024 Compared to 2023. Post-facilitation service fees decreased by 11.6% from RMB1,969.7 million in 2023 to RMB1,740.2 million in 2024, primarily due to the rolling impact of deferred transaction fees in the China market.

Guarantee income

Liabilities of quality assurance commitment are released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

2025 Compared to 2024. Our guarantee income decreased by 18.9% from RMB5,085.3 million in 2024 to RMB4,124.9 million (US$589.9 million) in 2025, primarily due to the decrease in risk-bearing loans in the China market, partially offset by an increase in such loans in the overseas market, as well as the rolling impact of deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

2024 Compared to 2023. Our guarantee income increased by 13.5% from RMB4,479.0 million in 2023 to RMB5,085.3 million in 2024, primarily due to the increased outstanding loan balance of the off-balance sheet loans in the overseas markets, as well as the rolling impact of the deferred guarantee income. The fair value of quality assurance commitment upon loan origination is released as guarantee income systematically over the term of the loans subject to quality assurance commitment.

Net interest income

The following table sets forth the composition of the interest income recorded in the consolidated statement of comprehensive income related to the loans originated on our platforms for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	(RMB in thousands)
Interest income from loans originated through micro-lending company (1)	59,420	79,249	169,375
Interest income from loans originated in the overseas markets (1)	782,379	492,084	575,984
Interest income from loans originated under the trust arrangements	260,694	301,815	628,018
Total interest income	1,102,493	873,148	1,373,377

Note:

(1)	Typically, for loans originated through micro-lending company and in the overseas markets, these loans are funded by us with no interest bearing liabilities.

The following table sets forth the average balances and interest rates of the interest-earning asset and interest-bearing liability under the trust arrangements for the periods presented:

	Average balance	Interest income/ expense	Yield/ rate	Average balance	Interest income/ expense	Yield/ rate	Average balance	Interest income/ expense	Yield/ rate
	2023			2024			2025
	(RMB in thousands)
Interest-earning Assets
Loans receivable from consolidated trusts	967,289	260,694	27.0%	1,258,526	301,815	24.0%	4,220,135	628,018	14.9%
Interest-bearing liabilities
Funds payable to investors of consolidated trusts	894,481	53,114	5.9%	496,439	19,369	3.9%	860,883	36,918	4.3%
The net yield on interest-earning assets			21.5%			22.4%			14.0%

In 2025, we recorded interest income of RMB1,373.4 million (US$196.4 million) and interest expenses of RMB36.9 million (US$5.3 million), compared to interest income of RMB873.1 million and interest expenses of RMB19.4 million in 2024. In 2023, we recorded interest income of RMB1,102.5 million and interest expenses of RMB53.1 million.

Our interest income and interest expenses in 2023, 2024 and 2025 were related to loans originated in the China and overseas markets, as well as the trusts we set up in collaboration with trust management companies. In order to provide more flexibility and access a broader range of investors, we have collaborated with third-party trust management companies to set up numerous trusts. Those trusts are administered by third-party trust management companies. We are considered the primary beneficiary of those trusts and therefore consolidated the financial results of those trusts in our consolidated financial statements in accordance with U.S. GAAP.

Other revenue

Other revenue mainly includes customer referral fees and revenue generated from new businesses.

2025 Compared to 2024. Other revenue increased by 88.1% from RMB692.1 million in 2024 to RMB1,301.9 million (US$186.2 million) in 2025, primarily due to the increased contributions from other revenue streams, including other value-added services.

2024 Compared to 2023. Other revenue increased by 30.9% from RMB528.9 million in 2023 to RMB692.1 million in 2024, primarily due to the increased contributions from other revenue streams.

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

2025 Compared to 2024. Our origination, servicing expenses and other cost of revenue increased by 20.5% from RMB2,381.8 million in 2024 to RMB2,870.2 million (US$410.4 million) in 2025, primarily due to higher facilitation costs in both China and overseas markets. Origination, servicing expenses and other cost of revenue for the period included share-based compensation of RMB56.6 million (US$8.1 million).

2024 Compared to 2023. Our origination, servicing expenses and other cost of revenue increased by 12.8% from RMB2,111.5 million in 2023 to RMB2,381.8 million in 2024, primarily due to an increase in the facilitation costs and loan collection expenses as a result of the higher outstanding loan balance. Origination, servicing expenses and other cost of revenue for the period included share-based compensation of RMB39.6 million.

Origination, servicing expenses and other cost of revenue-related party

Origination, servicing expenses and other cost of revenue-related party consist primarily of expenses with Smart Frontier, which offer operation and support services.

2025 Compared to 2024. Our origination, servicing expenses and other cost of revenue-related party increased from nil in 2024 to RMB29.9 million in 2025, due to transactions with Smart Frontier.

Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses.

2025 Compared to 2024. Our sales and marketing expenses increased by 9.2% from RMB2,014.3 million in 2024 to RMB2,200.5 million (US$314.7 million) in 2025, primarily due to an increase in the advertising and online marketing expenses from RMB1,994.1 million in 2024 to RMB2,183.9 million (US$312.3 million) in 2025. Our advertising and online marketing expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in the advertising and online marketing expenses was primarily driven by our increased proactive customer acquisition efforts focusing on quality borrowers in both China and the overseas markets. Our sales and marketing expenses as a percentage of our total operating revenues increased from 15.4% to 16.2% during the same period, primarily attributable to the increase in the revenue generated from new borrowers.

2024 Compared to 2023. Our sales and marketing expenses increased by 6.7% from RMB1,887.4 million in 2023 to RMB2,014.3 million in 2024, primarily due to an increase in the advertising and online marketing expenses from RMB1,871.4 million in 2023 to RMB1,994.1 million in 2024. Our advertising and online marketing expenses primarily include expenses paid to internet marketing channels for online advertising and search engine marketing as well as to certain websites that enable us to reach quality borrowers. The increase in the advertising and online marketing expenses was primarily driven by our increased proactive customer acquisition efforts focusing on quality borrowers in both China and the overseas markets. Our sales and marketing expenses as a percentage of our total operating revenues increased from 15.0% to 15.4% during the same period, primarily attributable to the increase in the revenue generated from new borrowers.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits for general management, finance and administrative personnel, rental, professional service fees and other expenses.

2025 Compared to 2024. Our general and administrative expenses increased by 6.9% from RMB413.5 million in 2024 to RMB442.1 million (US$63.2 million) in 2025, primarily due to the increase in rents and renovation expenses, professional service fees and miscellaneous administrative expenses. General and administrative expenses in 2025 included share-based compensation of RMB51.0 million (US$7.3 million). Our general and administrative expenses as a percentage of our total operating revenues increased from 3.2% to 3.3% during the same period.

2024 Compared to 2023. Our general and administrative expenses increased by 6.0% from RMB390.0 million in 2023 to RMB413.5 million in 2024, primarily due to the increased benefits we provided to our employees. General and administrative expenses in 2024 included share-based compensation of RMB59.6 million. Our general and administrative expenses as a percentage of our total operating revenues increased from 3.1% to 3.2% during the same period, primarily due to the increased benefits we provided to our employees.

Research and development expenses

2025 Compared to 2024. Research and development expenses increased by 8.0% from RMB496.7 million in 2024 to RMB536.6 million (US$76.7 million) in 2025, due to increased investments in technology development. Our research and development expenses in 2025 included the share-based compensation expenses of RMB41.5 million (US$5.9 million). Our research and development expenses as a percentage of our total operating revenues increased from 3.8% to 4.0%, primarily due to higher investments in technology development.

2024 Compared to 2023. Research and development expenses decreased by 2.8% from RMB511.0 million in 2023 to RMB496.7 million in 2024, due to our improved technology development efficiency. Our research and development expenses in 2024 included the share-based compensation expenses of RMB44.9 million. Our research and development expenses as a percentage of our total operating revenues decreased from 4.1% to 3.8%, primarily due to our improved technology development efficiency.

Credit losses for quality assurance commitment

Credit losses for quality assurance commitment was accounted for in addition to and separately from the guarantee liabilities accounted for under the Accounting Standards Codification 460.

2025 Compared to 2024. Credit losses for quality assurance commitment decreased by 24.5% from RMB4,587.3 million in 2024 to RMB3,462.4 million (US$495.1 million) in 2025, primarily due to the decrease in risk-bearing loans in the China market, partially offset by the increase in risk-bearing loans in the overseas market.

2024 Compared to 2023. Credit losses for quality assurance commitment increased by 3.7% from RMB4,422.8 million in 2023 to RMB4,587.3 million in 2024, primarily due to the increased outstanding loan balances of the off-balance sheet loans in the overseas markets, partially offset by the decrease in the proportion of loans bearing credit risk in China.

Provision for loans receivable

2025 Compared to 2024. Our provision for loans receivables increased by 99.3% to RMB637.7 million (US$91.2 million) in 2025 from RMB320.0 million in 2024, primarily due to the increase in the outstanding loan balance of on-balance sheet loans in both China and the overseas market.

2024 Compared to 2023. Our provision for loans receivables decreased by 45.5% to RMB320.0 million in 2024 from RMB586.8 million in 2023, primarily due to the decreases in the transaction volume and the outstanding loan balances of the on-balance sheet loans in the overseas markets.

Provision for accounts receivable and contract assets

2025 Compared to 2024. Our provision for accounts receivable and contract assets increased by 34.4% from RMB317.0 million in 2024 to RMB426.0 million (US$60.9 million) in 2025, primarily due to increased transaction volume of off-balance sheet loans in the overseas market.

2024 Compared to 2023. Our provision for accounts receivable and contract assets increased by 24.8% from RMB253.9 million in 2023 to RMB317.0 million in 2024, primarily due to the decrease in provisions from other third-party platforms in 2023.

Impairment of goodwill and intangible assets

2025 Compared to 2024. Impairment of goodwill and intangible assets increased from nil in 2024 to RMB50.7 million (US$7.2 million) in 2025. The increase was primarily due to an impairment of goodwill related to a certain micro-lending company acquired by the Group in 2017, following a performance review during the year.

Other Income

2025 Compared to 2024. Our other income decreased from RMB310.1 million in 2024 to RMB216.6 million (US$31.0 million) in 2025, primarily due to lower gains from a reduction in investment products, reduced income from investments, and the reduction in government subsidies.

2024 Compared to 2023. Our other income decreased from RMB394.7 million in 2023 to RMB310.1 million in 2024, primarily due to the decrease in government subsidies.

Income Tax Expenses

2025 Compared to 2024. Our income tax expenses increased from RMB457.4 million in 2024 to RMB 556.2 million (US$79.5 million) in 2025, primarily due to the increase in pre-tax profit and the increase in effective tax rate.

2024 Compared to 2023. Our income tax expenses increased from RMB395.1 million in 2023 to RMB457.4 million in 2024, primarily due to the increase in pre-tax profit and effective tax rate.

Net Profit

As a result of the foregoing, our net profit was RMB2.4 billion in 2023, RMB2.4 billion in 2024 and RMB2.5 billion (US$364.0 million) in 2025.

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

Indonesia

Based on Income Tax Law of Indonesia, the subsidiaries incorporated in the Indonesia are subject to income tax of 22% for domestic operations in general and 11% for business entities with gross revenue below IDR4.8 billion. The effective tax rate will be applied on a proportional basis if gross income is above IDR4.8 billion and below IDR 50 billion.

Philippines

Under Philippines CREATE Law act of 2020, the subsidiaries incorporated in the Philippines are subject to income tax of 25% for domestic corporations in general and 20% for corporations with net taxable income not exceeding PHP5,000,000 and total assets excluding land not exceeding PHP100,000,000.

China

Generally, our PRC subsidiaries, consolidated variable interest entities and their respective subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise” is entitled to a favorable statutory tax rate of 15% and such qualification is reassessed by governmental authorities every three years. Besides, a company qualified as a “software enterprise” is entitled to an exemption of income tax for the first two fiscal years and a favorable tax rate of 12.5% from the third to the fifth year. Such qualification is reassessed by governmental authorities annually. In 2020, one of our PRC subsidiaries was recognized as a “software enterprise” and was entitled to a preferential income tax rate of 12.5% from 2022 to 2024. In 2023, one of our PRC subsidiaries was recognized as “Hainan encouraged industrial enterprise” and was entitled to a preferential income tax rate of 15%. In November 2023, Hainan Shanghu was qualified as HNTE and was entitled to a preferential income tax rate of 15% from 2023 to 2025. In December 2025, Shanghai Gami Technology Co., Ltd. (“Shanghai Gami”) was qualified as HNTE and was entitled to a preferential income tax rate of 15% from 2025 to 2027. In July 2023, Hainan Shenxin was recognized as Hainan encouraged industrial enterprise and was entitled to a preferential income tax rate of 15%. In 2025, tax benefit for Hainan Shenxin expired and the income tax rate reverted to 25%.

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

Dividends paid by our wholly foreign-owned subsidiary in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the tax authority. We accrued withholding tax liabilities based on a 10% tax rate for certain percentage of the PRC subsidiaries’ profits to be distributed in 2024 and 2025, respectively. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

Discussion of Certain Balance Sheet Items

The following table sets forth selected information from our consolidated balance sheet as of December 31, 2023, 2024 and 2025. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The following selected consolidated balance sheet as of December 31, 2023 are derived from our audited consolidated balance sheet as of December 31, 2023 not included in this annual report.

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(RMB in thousands)
Assets:
Cash and cash equivalents	4,969,319	4,672,772	4,285,121	612,764
Restricted cash	1,800,071	2,074,300	1,912,850	273,534
Short-term investments	2,960,821	2,832,382	3,015,226	431,172
Quality assurance receivable, net of credit loss allowance for quality assurance receivable	1,755,615	1,639,591	1,315,184	188,069
Investments	1,135,133	1,173,003	1,141,816	163,278
Loans receivable, net of credit loss allowance for loans receivable	1,127,388	4,157,621	6,471,619	925,429
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets	2,208,538	2,405,880	2,028,585	290,084
Total assets	21,293,673	23,607,121	25,413,604	3,634,098
Liabilities and shareholders’ equity
Liabilities:
Deferred guarantee income	1,882,036	1,515,950	1,119,004	160,015
Liability from quality assurance commitment	3,306,132	2,964,116	2,574,842	368,198
Funds payable to investors of consolidated trusts	436,352	796,122	778,531	111,328
Total liabilities	7,422,775	8,053,446	8,569,617	1,225,438
Total shareholders’ equity	13,870,898	15,553,675	16,843,987	2,408,660

Cash and Cash Equivalents

Our cash and cash equivalents decreased by 6.0% from RMB5.0 billion as of December 31, 2023 to RMB4.7 billion as of December 31, 2024, primarily due to cash invested via consolidated trust.

Our cash and cash equivalents decreased by 8.3% from RMB4.7 billion as of December 31, 2024 to RMB4.3 billion (US$612.8 million) as of December 31, 2025, primarily due to the decrease of cash invested via consolidated trust.

Restricted Cash

Restricted cash mainly included cash under the quality assurance commitment and in the quality assurance fund, cash received from investors and borrowers that has yet to be disbursed, cash received via consolidated trust that has not been distributed, cash held in escrow accounts, and cash received from borrower to be distributed to funding partners. The following table sets forth a breakdown of our restricted cash as of December 31, 2023, 2024 and 2025:

	As of December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Restricted cash:
Quality assurance commitment and quality assurance fund	342,163	—	—	—
Cash received from investors and borrowers	78,766	111,409	120,391	17,216
Cash received via consolidated trust that has not yet been distributed	265,924	701,928	600,346	85,848
Escrow accounts	608,185	864,440	810,959	115,966
Cash received from borrower to be distributed to funding partners	415,033	396,523	381,154	54,504
Cash held in capital escrow account as paid-in capital	90,000	—	—	—
Total restricted cash	1,800,071	2,074,300	1,912,850	273,534

Restricted cash increased by 15.2% from RMB1.8 billion as of December 31, 2023 to RMB2.1 billion as of December 31, 2024, primarily due to (i) an increase of RMB436.0 million in cash received via consolidated trusts that has not yet been distributed due to the increase in trust investment over the year, and (ii) an increase of RMB256.3 million in escrow accounts due to the increased guarantee amount for our financing guarantee, partially offset by a decrease of RMB342.2 million in cash in quality assurance commitment and quality assurance fund due to the settlement under our quality assurance commitment in 2024.

Restricted cash decreased by 7.8% from RMB2.1 billion as of December 31, 2024 to RMB1.9 billion (US$273.5 million) as of December 31, 2025, primarily due to (i) a decrease of RMB101.6 million in cash received via consolidated trusts that has not yet been distributed due to the cash settlement to investors of consolidated trusts by the year end of 2025, (ii) a decrease of RMB53.5 million in escrow accounts jointly managed by our group and institutional funding partners due to the decreased guarantee amount for our financing guarantee.

Short-term Investments

Short-term investments mainly consist of investments in time deposits placed with banks and investments in short-term wealth management products.

Our short-term investments decreased by 4.3% from RMB3.0 billion as of December 31, 2023 to RMB2.8 billion as of December 31, 2024, primarily due to the maturity of some wealth management products we purchased in the past.

Our short-term investments increased by 6.5% from RMB2.8 billion as of December 31, 2024 to RMB3.0 billion (US$431.2 million) as of December 31, 2025, primarily due to increase in the purchasing of wealth management products.

Quality Assurance Receivable

Quality assurance receivable decreased by 6.6% from RMB1.8 billion as of December 31, 2023 to RMB1.6 billion as of December 31, 2024, primarily due to the decreased proportion of loans bearing credit risk in China.

Quality assurance receivable decreased by 19.8% from RMB1.6 billion as of December 31, 2024 to RMB1.3 billion (US$188.1 million) as of December 31, 2025, primarily due to the decreased proportion of loans bearing credit risk in China.

Loans receivable

Loans receivable increased by 268.8% from RMB1.1 billion as of December 31, 2023 to RMB4.2 billion as of December 31, 2024, primarily due to the increase in the on-balance loan origination volume.

Loans receivable increased by 55.7% from RMB4.2 billion as of December 31, 2024 to RMB6.5 billion (US$925.4 million) as of December 31, 2025, primarily due to the increase in the on-balance loan origination volume.

Accounts Receivable and Contract Assets and Related Provision

Accounts receivable and contract assets primarily consists of transaction service fees for facilitation and post facilitation services. Provision for credit loss allowance mainly consist of provision for accounts receivable and contract assets for loan facilitation and post facilitation services.

Accounts receivable and contract assets increased by 7.0% to RMB2.7 billion as of December 31, 2024 from RMB2.5 billion as of December 31, 2023, mainly due to an increase in the loan origination volume in 2024. Provision for credit loss allowance decreased from RMB310.4 million as of December 31, 2023 to RMB290.3 million as of December 31, 2024, mainly due to the decreased proportion of loans bearing credit risk in China.

Accounts receivable and contract assets decreased by 12.1% to RMB2.4 billion (US$338.8 million) as of December 31, 2025 from RMB2.7 billion as of December 31, 2024, mainly due to a decrease in the loan origination volume in 2025. Provision for credit loss allowance increased from RMB290.3 million as of December 31, 2024 to RMB340.8 million (US$48.7 million) as of December 31, 2025, mainly due to the increased proportion of off-balance sheet loans in the overseas markets.

Deferred Guarantee Income

Deferred guarantee income was RMB1.5 billion as of December 31, 2024 compared to RMB1.9 billion as of December 31, 2023, primarily due to the decreased proportion of loans bearing credit risk in China, offset by an increase in the loan volume in the overseas markets.

Deferred guarantee income was RMB1.1 billion (US$160.0 million) as of December 31, 2025 compared to RMB1.5 billion as of December 31, 2024, primarily due to the decreased proportion of loans bearing credit risk in China, offset by an increase in the off-balance sheet loan volume in the overseas markets.

Liability from Quality Assurance Commitment

Liability from quality assurance commitment decreased to RMB3.0 billion as of December 31, 2024 from RMB3.3 billion as of December 31, 2023, primarily due to the decreased proportion of loans bearing credit risk in China, offset by an increase in the loan volume in the overseas markets.

Liability from quality assurance commitment decreased to RMB2.6 billion (US$368.2 million) as of December 31, 2025 from RMB3.0 billion as of December 31, 2024, primarily due to the decreased proportion of loans bearing credit risk in China, offset by an increase in the off-balance sheet loan volume in the overseas markets.

Funds Payable to Investors of Consolidated Trusts

Funds payable to investors of consolidated trusts increased to RMB796.1 million as of December 31, 2024 from RMB436.4 million as of December 31, 2023, primarily due to the increase in the loan origination volume of trust products in 2024.

Funds payable to investors of consolidated trusts decreased to RMB778.5 million (US$111.3 million) as of December 31, 2025 from RMB796.1 million as of December 31, 2024, primarily due to the settlement of consolidated trust products in the fourth quarter of 2025.

Recent Accounting Pronouncements

See note 2 to the consolidated financial statements on page F-34 for details on recent accounting pronouncements and our adoption of certain accounting rules.

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

To date, we have financed our operations primarily through cash generated by operating activities. As of December 31, 2023, 2024 and 2025, we had RMB5.0 billion, RMB4.7 billion and RMB4.3 billion (US$612.8 million), respectively, in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash on hand.

In June 2025, we issued US$150 million aggregate principal amount of 2.50% convertible senior notes due 2030, or the 2030 Notes. The 2030 Notes are senior, unsecured debt. The 2030 Notes will bear interest at a rate of 2.50% per year. The 2030 Notes will mature on July 1, 2030 unless repurchased, redeemed, or converted in accordance with their terms prior to such date. The holders of the 2030 Notes shall have the right, at such holder’s option, to convert all or any portion of their 2030 Notes, at any time prior to the close of business on the third scheduled trading day immediately preceding the maturity date.

Upon conversion, we will pay or deliver, as the case may be, to such converting holders, cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2030 Notes is 80.8865 ADSs per US$1,000 principal amount of such 2030 Notes, subject to adjustment upon the occurrence of certain events.

Holders of the 2030 Notes may require us to repurchase all or any portion of their 2030 Notes for cash on July 3, 2028, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2030 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. In addition, we may redeem all but not part of the 2030 Notes in the event of certain changes in the tax laws. Satisfying the obligations of the 2030 Notes could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the 2030 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.

Based on the outstanding principal amount of the 2030 Notes, and the conversion rate as of the date of this annual report, the maximum number of ADSs that would be issued in connection with the outstanding convertible notes is approximately 12.9 million.

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

The following table sets forth a summary of our cash flows for the periods presented:

	2023	2024	2025
	RMB	RMB	RMB	US$
	(RMB in thousands)
Summary Consolidated Cash Flows Data:
Net cash provided by operating activities	1,360,872	2,893,160	1,867,600	267,064
Net cash provided by (used in) investing activities	1,411,992	(2,295,816)	(2,183,697)	(312,263)
Net cash used in financing activities	(2,505,002)	(622,715)	(194,696)	(27,841)
Net increase (decrease) in cash, cash equivalents and restricted cash	290,303	(22,318)	(549,101)	(78,520)
Cash, cash equivalents and restricted cash at beginning of year	6,479,087	6,769,390	6,747,072	964,818
Cash, cash equivalents and restricted cash at end of year	6,769,390	6,747,072	6,197,971	886,298

Operating Activities

Net cash provided by operating activities was RMB1.9 billion (US$267.1 million) in 2025, decreased from RMB2.9 billion in 2024. In 2025, the difference between our net cash provided by operating activities and our net profit of RMB2.5 billion (US$364.0 million) resulted mainly from a net gain from investment in loans of RMB1,336.5 million, a decrease in taxes payable of RMB527.5 million, a decrease in deferred guarantee income of RMB396.9 million and a decrease in liability from quality assurance commitment of RMB389.3 million, an increase in deferred tax assets of RMB478.2 million and an increase of deferred tax liabilities of RMB292.9 million, a provision for loans receivable of RMB637.7 million, a provision for quality assurance receivable of RMB455.5 million, and a provision for accounts receivable and contract assets of RMB426.0 million. The net gain from investment in loans was primarily due to the interest income from the loans originated in the overseas markets and the interest income from the loans held by consolidated trusts. The decrease in taxes payable was primarily due to the lower taxable income as more deduction for bad debt. The decrease in deferred guarantee income and the liability from quality assurance commitment primarily due to the decreased proportion of loans bearing credit risk in China, offset by an increase in the risk-bearing loan volume in the overseas markets. The increase in deferred tax assets was primarily due to the increase in the deferred revenue. The increase in deferred tax liabilities was primarily due to the increase in the unrealized gain in consolidated trusts and the withholding tax for undistributed earnings. The provision for loans receivable, quality assurance receivable, and accounts receivable and contract assets was primarily due to the recognition of the life time credit losses.

Net cash provided by operating activities was RMB2.9 billion in 2024, increased from RMB1.4 billion in 2023. In 2024, the difference between our net cash provided by operating activities and our net profit of RMB2.4 billion resulted mainly from a decrease from prepaid expenses and other assets of RMB1.7 billion, an increase in taxes payable of RMB499.1 million, a provision for quality assurance receivable of RMB378.7 million, a provision for loans receivable of RMB320.0 million, a provision for accounts receivable and contract assets of RMB317.0 million, an increase in deferred tax assets of RMB863.3 million, a net gain from investment in loans of RMB853.8 million, an increase in accounts receivable and contract assets of RMB514.4 million, and a decrease in deferred guarantee income of RMB366.1 million. The decrease from prepaid expenses and other assets was primarily due to a decrease in security deposit. The increase in taxes payable was primarily due to higher profit before tax. The provision for quality assurance receivable, loans receivable and accounts receivable and contract assets was primarily due to the recognition of the life time credit losses. The increase in deferred tax assets was primarily due to the increase in the deferred revenue. The net gain from investment in loans was primarily due to the interest income from the loans originated in the overseas markets and the interest income from the loans held by consolidated trusts. The increase in accounts receivable and contract assets was primarily due to the increase in the loan origination volume. The decrease in deferred guarantee income was primarily due to the decreased proportion of loans bearing credit risk in China.

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

Investing Activities

Net cash used in investing activities was RMB2.2 billion (US$312.3 million) in 2025, which was mainly attributable to cash paid for investment in loans originated and held by us in an amount of RMB18.4 billion (US$2.6 billion), purchase of short-term investments (mainly time deposits and wealth management products) in an amount of RMB8.1 billion (US$1.2 billion), partially offset by the proceeds from investment in loans originated and held by us in an amount of RMB16.8 billion (US$2.4 billion) and proceeds from short-term investments in an amount of RMB7.9 billion (US$1.1 billion) from maturity of time deposits and wealth management products.

Net cash used in investing activities was RMB2.3 billion in 2024, which was mainly attributable to cash paid for investment in loans originated and held by us in an amount of RMB9.4 billion, purchase of short-term investments (mainly time deposits and wealth management products) in an amount of RMB7.3 billion, proceeds from investment in loans originated and held by us in an amount of RMB6.9 billion and proceeds from short-term investments in an amount of RMB7.5 billion from maturity of time deposits and wealth management products.

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

Financing Activities

Net cash used in financing activities was RMB194.7 million (US$27.8 million) in 2025, which was mainly attributable to cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.6 billion (US$228.2 million), repurchase of our ADSs in an amount of RMB767.0 million (US$109.7 million), dividends payout in an amount of RMB510.2 million (US$73.0 million), partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB1.5 billion (US$220.4 million) and proceeds from convertible senior notes, net of issuance cost in an amount of RMB1.0 billion (US$149.4 million).

Net cash used in financing activities was RMB622.7 million in 2024, which was mainly attributable to repurchase of our ADSs in an amount of RMB643.2 million, cash paid to our institutional funding partners that invested in our consolidated trusts in an amount of RMB439.6 million, dividends payout in an amount of RMB441.3 million, partially offset by cash received from our institutional funding partners that invested in our consolidated trusts in an amount of RMB780.0 million and net funds held for customers in an amount of RMB121.7 million.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent interim period primarily include our capital expenditures and contractual obligations.

We made capital expenditures of RMB538.1 million, RMB27.8 million and RMB84.1 million (US$12.0 million) in 2023, 2024 and 2025, respectively. In 2025, our capital expenditures were mainly used for purchases of property, equipment and software. We expect our capital expenditures for 2026 to be approximately RMB31.7 million (US$4.5 million), primarily due to optimization of server units and IT infrastructure.

Our contractual obligations mainly represent leasing obligations relating to our leases of office premises. We lease our office premises under non-cancelable operating lease arrangements. We made payment of RMB24.1 million (US$3.4 million) in 2025. We expect our non-cancelable payment for 2026 to be approximately RMB31.4 million (US$4.5 million).

The following table sets forth our contractual obligations as of December 31, 2025:

	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)	(RMB)	(US$)
	(in thousands)
Non-cancellable operating leases	49,848	7,092	31,416	4,470	16,983	2,416	1,449	206	-	-

We intend to fund our existing and future material cash requirements with our existing cash balance and other financing alternatives. We will continue to make cash commitments, including capital expenditures, to support the growth of our business.

As of December 31, 2025, we had capital commitments, primarily related to equity investments and business combinations, totaling RMB99 million.

Other than those discussed above and the obligations related to on-balance sheet loans (presented as “funds payable to investors of consolidated trusts”), “convertible senior notes” and “long-term borrowings” in the consolidated balance sheets and guarantees associated with the loans we facilitated, we did not have any significant capital or other commitments, or long-term obligations as of December 31, 2025.

Holding Company Structure

FinVolution Group is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries, three consolidated variable interest entities and their subsidiaries in China. As a result, FinVolution Group’s ability to continue paying dividends depends upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and consolidated variable interest entities is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds and staff bonus and welfare funds at its discretion, and the consolidated variable interest entities may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries are not able to pay dividends out of China until they generate accumulated profits and meet the requirements for statutory reserve funds. In 2020, Shanghai Guangjian, one of our PRC subsidiaries, paid dividends of RMB79.5 million out of China.

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

Assumptions: The credit losses related to these financial assets and liabilities are estimated mainly based on historical default experience, known or inherit risks in the portfolio, current economic conditions, and macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The estimate of expected credit losses is sensitive to our assumptions in these factors. When change in one of our estimates or a combined effect of changes of multiple estimates, which results in a 100 basis points increase/decrease in our default rate while holding all other estimates constant, there would be approximately RMB1,407 million pre-tax impact to our consolidated results of operations. Our estimate of the key assumptions related to credit losses did not change significantly throughout the periods presented.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Shaofeng Gu	47	Chairman of the Board and Chief Innovation Officer
Tiezheng Li	41	Vice Chairman of the Board and Chief Executive Officer
Jun Zhang	48	Director
Honghui Hu	48	Director
Simon Tak Leung Ho	52	Independent Director
Jimmy Y. Lai	69	Independent Director
Bing Xiang	63	Independent Director
Pingping Chen	42	President and Chief Compliance Officer
Jiayuan Xu	45	Chief Financial Officer
Yuxiang Wang	46	Chief Operating Officer and Chief Technology Officer

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

Mr. Jimmy Y. Lai has been serving as our independent director since November 2017. Mr. Lai also serves as an independent director of several other NYSE-listed companies, including Zepp Corporation (NYSE: ZEPP), Youdao (NYSE:DAO) and China Online Education (NYSE: COE). Mr. Lai served as the chief financial officer of China Online Education Group, a leading online education platform in China listed on the NYSE, from June 2015 to December 2018. Prior to joining China Online Education Group in 2015, Mr. Lai served as the chief financial officer for several companies, including Chukong Technologies Corp., a leading mobile entertainment platform company in China, from 2013 to 2015, Gamewave Corporation, a leading webgame company in China, from 2011 to 2013, Daqo New Energy Corp., an NYSE-listed company and a leading polysilicon manufacturer based in China, from 2009 to 2011, Linktone Ltd., a Nasdaq-listed company and a leading provider of wireless interactive entertainment services to consumers in China, from 2008 to 2009 and Palm Commerce Holdings, a leading information technology solution provider for the China lottery industry, from 2006 to 2008. Prior to that, Mr. Lai served as an associate vice president of investor relations at Semiconductor Manufacturing International Corporation, a company listed on the NYSE and the Main Board of the Hong Kong Stock Exchange, from 2002 to 2006, and as a controller and director of financial planning at AMX Corporation from 1997 to 2001. Mr. Lai received his MBA from the University of Texas at Dallas and his bachelor’s degree in statistics from the National Cheng Kung University in Taiwan. Mr. Lai is a certified public accountant licensed in the State of Texas.

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

For the fiscal year ended December 31, 2025, we paid an aggregate of approximately RMB27.0 million (US$3.9 million) in cash to our directors and officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and the consolidated variable interest entities are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plan

In October 2017, we adopted our 2017 Share Incentive Plan, or the 2017 Plan, which allows us to offer a variety of share-based incentive awards to employees, officers, directors and individual consultants who render services to us. The plan permits the grant of three types of awards: options, restricted shares and restricted share units. The maximum number of our shares that may be issued pursuant to all awards under the 2017 Plan is 1,000,000,000 ordinary shares after giving effect to the 100-for-1 share split we effected in October 2017. As of March 31, 2026, options to purchase a total of 3,858,450 Class A ordinary shares were outstanding under the 2017 Plan, and restricted share units to receive a total of 65,672,795 Class A ordinary shares were outstanding under the 2017 Plan.

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

The following table summarizes, as of March 31, 2026, the number of Class A ordinary shares underlying the options that we granted (excluding those that were canceled, forfeited, or expired) to our directors and executive officers under the 2017 Plan.

Name**	Class A Ordinary Shares Underlying Options Awarded		Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Tiezheng Li	700,000		1.400	February 1, 2018	January 31, 2028
Tiezheng Li	2,572,300	*	0.794	April 10, 2023	April 9, 2028

Notes:

*	Does not include options, the vesting of which are subject to the fulfillment of certain performance target.

**	Options granted to all other grantees expired on April 5, 2025.

The following table summarizes, as of March 31, 2026, the number of Class A ordinary shares underlying the restricted share units that we granted (excluding those that were canceled, forfeited, or expired) to our directors, executive officers, and other grantees under the 2017 Plan.

Name	Class A Ordinary Shares Underlying Restricted Share Units Awarded	Date of Grant	Date of Expiration
Tiezheng Li	1,626,485*	June 1, 2022	May 31, 2027
	45,120*	January 23, 2023	January 22, 2028
	380,000*	April 3, 2024	April 2, 2029
	(1)	April 8, 2025	April 7, 2030
Bing Xiang	75,000	May 24, 2021	May 23, 2026
	75,000	May 24, 2025	May 23, 2030
Jimmy Y. Lai	75,000	May 24, 2021	May 23, 2026
	75,000	May 24, 2025	May 23, 2030
Simon Tak Leung Ho	50,000	May 24, 2025	May 23, 2030
Jiayuan Xu	1,483,550*	April 10, 2023	April 9, 2028
	214,180*	April 3, 2024	April 2, 2029
	(1)	April 8, 2025	April 7, 2030
Yuxiang Wang	1,941,440*	April 10, 2023	April 9, 2028
	2,012,235*	April 3, 2024	April 2, 2034
Pingping Chen	1,932,280*	April 10, 2023	April 9, 2028
	94,970*	February 5, 2024	February 4, 2029
	1,291,500*	April 3, 2024	April 2, 2034
Other grantees as a Group	66,656,440	From April 6, 2021 to March 30 2026	From April 5, 2026 to March 29 2031

Notes:

*	Does not include restricted shares units, the vesting of which are subject to the fulfillment of certain performance target.

(1)	Less than 1% of our total outstanding shares. The vesting of such restricted share units are subject to the fulfillment of certain performance target.

C.	Board Practices

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

We had 3,648 employees as of December 31, 2023, 3,623 employees as of December 31, 2024, and 3,869 employees as of December 31, 2025.

As of December 31, 2025, 1,623 of our employees were located in Shanghai while the remaining employees were located in other regions in China or other countries. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

	As of December 31, 2025
Functions:	Number of employees	% of total
Operations	935	24.2%
Risk Management	1,291	33.4%
Research and Development	743	19.2%
Sales and Marketing	524	13.5%
General and Administration	376	9.7%
Total number of employees	3,869	100.0%

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

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and

●	each of our principal shareholders who beneficially own more than 5% of our total outstanding ordinary shares.

We have adopted a dual class ordinary share structure. The calculations in the table below are based on 1,180,470,009 outstanding ordinary shares (consisting of 613,770,009 Class A ordinary shares and 566,700,000 Class B ordinary shares) as of March 31, 2026.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership and voting power percentage of that person, we have included shares and associated votes that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares and associated votes, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned as of March 31, 2026
	Class A ordinary shares	Class B ordinary shares	Percentage of total ordinary shares†	Percentage of aggregate voting power††
Directors and Executive Officers**:
Shaofeng Gu(1)	34,949,940	394,818,900	36.4%	66.4%
Tiezheng Li(2)	15,439,975	27,987,900	3.7%	4.8%
Jun Zhang(3)	20,669,945	65,209,800	7.3%	11.1%
Honghui Hu(4)	—	52,383,400	4.4%	8.8%
Simon Tak Leung Ho(5)	12,500	—	*	*
Jimmy Y. Lai(6)	93,750	—	*	*
Bing Xiang(7)	93,750	—	*	*
Pingping Chen(8)	7,796,855	—	0.7%	0.1%
Jiayuan Xu(9)	4,840,035	—	0.4%	*
Yuxiang Wang(10)	13,425,135	—	1.1%	0.1%
All directors and executive officers as a group	97,321,885	540,400,000	53.6%	91.2%
Principal Shareholders:
PPD Investment Limited(1)	34,949,940	394,818,900	36.4%	66.4%
Metallica Holding Limited(3)	20,669,945	65,209,800	7.3%	11.1%
Susquehanna Entities(11)	82,661,230	—	7.0%	0.7%

*	Less than 0.1% of our total outstanding shares.

†	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2026.

††	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for vote. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)	Represents (i) 394,818,900 Class B ordinary shares directly held by PPD Investment Limited, a company incorporated in the British Virgin Islands, and (ii) 34,949,940 Class A ordinary shares directly held by PPD Investment Limited. To our knowledge, PPD Investment Limited is beneficially owned by Mr. Shaofeng Gu through a trust, of which Mr. Shaofeng Gu is the settlor and Mr. Shaofeng Gu and his family members are the beneficiaries. Mr. Shaofeng Gu is the sole director of PPD Investment Limited. The registered office address of PPD Investment Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(2)	Represents (i) 27,987,900 Class B ordinary shares directly held by Happyariel Holding Limited, a company incorporated in the British Virgin Islands, (ii) 7,719,350 Class A ordinary shares, directly held by Happyariel Holding Limited, (iii) 3,968,430 Class A ordinary shares, directly held by Mr. Tiezheng Li, and (iv) 3,752,195 Class A ordinary shares that Mr. Tiezheng Li may purchase upon exercise of share-based awards within 60 days after March 31, 2026. To our knowledge, Happyariel Holding Limited is beneficially owned by Mr. Tiezheng Li through a trust, of which Mr. Tiezheng Li is the settlor and Mr. Tiezheng Li and his family members are the beneficiaries. Mr. Tiezheng Li is the sole director of Happyariel Holding Limited. The registered office address of Happyariel Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(3)	Represents (i) 65,209,800 Class B ordinary shares directly held by Metallica Holding Limited, a company incorporated in the British Virgin Islands, and (ii) 20,669,945 Class A ordinary shares, directly held by Metallica Holding Limited. To our knowledge, Metallica Holding Limited is beneficially owned by Mr. Jun Zhang through a trust, of which Mr. Jun Zhang is the settlor and Mr. Jun Zhang and his family members are the beneficiaries. Mr. Jun Zhang is the sole director of Metallica Holding Limited. The registered office address of Metallica Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(4)	Represents 52,383,400 Class B ordinary shares directly held by Emma & Oliver Holding Limited, a company incorporated in the British Virgin Islands. Mr. Honghui Hu is the sole shareholder and the sole director of Emma & Oliver Holding Limited. The registered office address of Emma & Oliver Holding Limited is Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

(5)	Represents 12,500 Class A ordinary shares that Mr. Simon Tak Leung Ho may purchase upon exercise of share-based awards within 60 days after March 31, 2026.

(6)	Represents (i) 75,000 Class A ordinary shares directly held by Mr. Jimmy Y. Lai, and (ii) 18,750 Class A ordinary shares that Mr. Jimmy Y. Lai may purchase upon exercise of share-based awards within 60 days after March 31, 2026.

(7)	Represents (i) 75,000 Class A ordinary shares directly held by Mr. Bing Xiang, and (ii) 18,750 Class A ordinary shares that Mr. Bing Xiang may purchase upon exercise of share-based awards within 60 days after March 31, 2026.

(8)	Represents (i) 5,539,215 Class A ordinary shares directly held by Ms. Pingping Chen, and (ii) 2,257,640 Class A ordinary shares that Ms. Pingping Chen may purchase upon exercise of share-based awards within 60 days after March 31, 2026.

(9)	Represents (i) 3,356,420 Class A ordinary shares, directly held by Mr. Jiayuan Xu, (ii) 388,420 Class A ordinary shares, directly held by Hulu Holding Limited, and (iii) 1,095,195 Class A ordinary shares that Mr. Jiayuan Xu may purchase upon exercise of share-based awards within 60 days after March 31, 2026. Hulu Holding Limited is a company incorporated in the British Virgin Islands. The registered office address of Hulu Holding Limited is Omar Hodge Building, 4th Floor, Unit 3a, 325 Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands.

(10)	Represents (i) 5,440,890 Class A ordinary shares, directly held by Mr. Yuxiang Wang, (ii) 5,001,290 Class A ordinary shares, directly held by Mobilescope Holding Limited, and (iii) 2,982,955 Class A ordinary shares that Mr. Yuxiang Wang may purchase upon exercise of share-based awards within 60 days after March 31, 2026. Mobilescope Holding Limited is a company incorporated in the British Virgin Islands. The registered office address of Mobilescope Holding Limited is Omar Hodge Building, 4th Floor, Unit 3a, 325 Waterfront Drive, Road Town, Tortola VG1110, British Virgin Islands.

(11)	Represents (i) 38,884 ADSs, representing 194,420 Class A ordinary shares beneficially owned by Susquehanna Fundamental Investments, LLC, a company incorporated in Delaware, and (ii) 16,493,362 ADSs, representing 82,454,310 Class A ordinary shares beneficially owned by Susquehanna Securities, LLC, as reported in a Schedule 13G/A filed by Susquehanna Fundamental Investments, LLC and Susquehanna Securities, LLC on February 13, 2025. Susquehanna Fundamental Investments, LLC and Susquehanna Securities, LLC are collectively referred to as Susquehanna Entities. Susquehanna Securities, LLC, an independent broker-dealer, and Susquehanna Fundamental Investments, LLC may be deemed a group. The address of the principal business office of each of Susquehanna Entities is 401 E. City Avenue, Suite 220, Bala Cynwyd, PA 19004.

As of March 31, 2026, 597,983,380 of our outstanding ordinary shares in the form of ADSs were held by one record holder in the United States, which was Citibank, N.A., the depositary of our ADS program. Other than the foregoing, as of March 31, 2026, none of our outstanding Class A or Class B ordinary shares were held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.”

Transactions with PPcredit

We use data collection services from PPcredit, a company controlled by our founders, based on arm’s length transaction terms and conditions. As of December 31, 2023, 2024 and 2025, the amount due to PPcredit was RMB10.0 thousand, RMB6.0 thousand and nil, respectively. As of December 31, 2023, 2024 and 2025, the amount due from PPcredit was RMB3.9 million, RMB444 thousand and nil, respectively.

Transactions with Gouya

Shanghai Gouya Technology Co., Ltd., which we refer to as Gouya, was founded in November 2020 by our founders to provide smart vending machine services. In August 2023, we disposed of 70% of the equity interest in Gouya, and Gouya became a related party of our company since then. As of December 31, 2023, 2024 and 2025, the amount due to Gouya was RMB124 thousand, RMB124 thousand and RMB124 thousand, respectively.

Transactions with Halodo Limited

Halodo Limited, which we refer to as Halodo, was founded in 2019 as a holding company within our group. In September 2024, we disposed of our equity interest in Halodo but still hold significant influence over its management and operating policies. As a result, Halodo became a related party of our company since then. As of December 31, 2024, the amount due to and due from Halodo was RMB13.2 million and 16.8 million, respectively. As of December 31, 2025, the amount due to and due from Halodo was RMB12.9 million and RMB16.4 million, respectively.

Transactions with Fuzhou Rongheng

Fuzhou Rongheng Information Technology Co., Ltd., which we refer to as Fuzhou Rongheng, was founded in July 2023 to provide mediation services. In January 2024, we purchased a 40% equity interest in Fuzhou Rongheng, and Fuzhou Rongheng has been a related party of our company since then. As of December 31, 2024 and 2025, the amount due from Fuzhou Rongheng was RMB508 thousand and nil, respectively.

Transactions with Smart Frontier (Shanghai) Technology

Smart Frontier (Shanghai) Technology Co., Ltd., which we refer to as Smart Frontier, was an investee of our group. The subsidiaries of Smart Frontier provide operation and support services to our group. In 2025, we incurred RMB29.9 million cost for such services. As of December 31, 2025, the amount due to and due from Smart Frontier was RMB5.7 million and RMB20.3 million, respectively.

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

Dividend Policy

Our board of directors declared dividends in every March from 2019 to 2026. In addition, in March 2025, our board of directors approved a revised annual cash dividend policy, under which we will declare and distribute a recurring cash dividend of between 20% and 30% of the Company’s net income after tax from the previous fiscal year going forward. Our board of directors has discretion on whether to distribute dividends, subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. Although we have an annual cash dividend policy, the form, frequency and amount of dividends will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

Our board of directors approved a cash dividend of US$0.306 per ADS in March 2026. The dividend is expected to be distributed on or around May 7, 2026 to shareholders of record as of the close of business on April 16, 2026.

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

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than the memorandum and articles of association, any special resolutions passed by such companies, the registers of mortgages and charges of such companies, and a list of the names of the current directors of such companies upon payment of a fee to the Cayman Registrar). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements.

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

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and applicable interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This summary is based on the Code, U.S. Treasury regulations promulgated thereunder (the “Regulations”), judicial decisions, administrative pronouncements, the income tax treaty between the United States and China (the “Treaty”), and other relevant authorities, all as in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service will not take, or that a court will not sustain a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and any minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former United States citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for any minimum tax;

●	persons who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the United States dollar;

●	persons that actually or constructively own ADSs or ordinary shares representing 10% or more of our stock (by vote or value); or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities;

all of whom may be subject to tax rules that differ significantly from those discussed below.

Prospective investors should consult their tax advisors concerning the U.S. federal income tax considerations relevant to the ownership and disposition of the ADSs or ordinary shares in light of their particular circumstances as well as any applicable state, local and non-U.S. income and other tax considerations.

General

For purposes of this discussion, a “U.S. holder” is a beneficial owner (as determined for U.S. federal income tax purposes) of our ADSs or ordinary shares that is, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, a U.S. holder of ADSs will generally be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. holder of our ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a PFIC for U.S. federal income tax purposes, if, in any particular taxable year, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Cash is categorized as a passive asset and the company’s goodwill and other unbooked intangibles associated with active business activities may generally be classified as active assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is unclear, we intend to treat the consolidated variable interest entities (including their subsidiaries) as being owned by us for U.S. federal income tax purposes, and we treat them that way, not only because we are able to direct the activities of operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements.

Based upon the nature and composition of our income and assets (in particular, the retention of a substantial amount of cash, deposits, and investments) and the market price of our ADSs, we believe that we were likely a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2025, and we will likely be a PFIC for our current taxable year unless the market price of our ADSs increases and/or we invest a substantial amount of the cash and other passive assets we hold in assets that produce or are held for the production of active income. If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares.

If we are a PFIC for any year during which a U.S. holder holds our ADSs or ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. holder holds our ADSs or ordinary shares. However, if we cease to be a PFIC, provided that a U.S. holder has not made a mark-to-market election, as described below, a U.S. holder may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, a U.S. holder will be deemed to have sold our ADSs or ordinary shares at their fair market value and any gain from such deemed sale would be subject to the rules described below under “Passive Foreign Investment Company Rules.” After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, a U.S. holder’s ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and a U.S. holder will not be subject to the rules described below with respect to any “excess distribution” such holder receives from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. The rules dealing with deemed sale elections are very complex. Each U.S. holder should consult its tax advisors regarding the possibility and considerations of making a deemed sale election.

Passive Foreign Investment Company Rules

As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares, and unless the U.S. holder makes a mark-to-market election (as described below), the U.S. holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, for subsequent taxable years, on (i) any excess distribution that we make to the U.S. holder (which generally means any distribution paid during a taxable year to a U.S. holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. holder’s holding period for the ADSs or ordinary shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is regularly traded on a qualified exchange or other market, as defined in the applicable Regulations. For those purposes, our ADSs, but not our ordinary shares, are listed on the NYSE, which is a qualified exchange. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. Because a mark-to-market election cannot technically be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a mark-to-market election is made with respect to our ADSs, the U.S. holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the ADSs will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service’s consents to the revocation of the election. It should also be noted that only the ADSs, and not the ordinary shares, are listed on the NYSE. Consequently, if a U.S. holder holds ordinary shares that are not represented by ADSs, such holder will generally not be eligible to make a mark-to-market election if we are or were to become a PFIC.

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

Dividends

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2025 and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. holder, the following rules will generally apply. Any cash distributions (including the amount of any tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. holder as dividend income on the day actually or constructively received by the U.S. holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be reported as a dividend for U.S. federal income tax purposes. A non-corporate recipient of dividend income from a “qualified foreign corporation” will generally be subject to tax at a reduced tax rate provided that certain holding period and other requirements are met.

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

Dividends will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. In the event that we are deemed to be a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC, a U.S. holder may be subject to PRC withholding taxes on dividends paid on our ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation.” In that case, a U.S. holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on ADSs or ordinary shares. A U.S. holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. holders should consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

As mentioned above, we believe that we were likely a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends with respect to the ADSs or ordinary shares in their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

As noted above, we were likely a PFIC for our most recent taxable year ended December 31, 2025, and may also be a PFIC for our current taxable year. Accordingly, the treatment most likely to apply to a U.S. holder is set forth above in “—Passive Foreign Investment Company Rules.” If our ADSs or ordinary shares are not treated as stock of a PFIC with respect to a particular U.S. holder, the following rules will generally apply. A U.S. holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. holder’s adjusted tax basis in such ADSs or ordinary shares. Any such gain or loss will generally be long-term capital gain or loss if the U.S. holder’s holding period in the ADSs or ordinary shares exceeds one year at the time of disposition. Any such gain or loss will generally be treated as U.S. source income or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. holders is generally eligible for a reduced rate of taxation. The deductibility of a capital loss may be subject to limitations. In the event that we are treated as a PRC “resident enterprise” under the Enterprise Income Tax Law of the PRC and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, a U.S. holder that is eligible for the benefits of the Treaty may elect to treat the gain as PRC source income. However, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of ADSs or ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty and the potential impact of the Regulations.

As mentioned above, we believe that we were a PFIC for the taxable year ended December 31, 2025, and we will likely be classified as a PFIC for our current taxable year. U.S. holders should consult their tax advisors regarding the tax considerations of the sale or other disposition of the ADSs or ordinary shares in their particular circumstances.

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

Foreign Exchange Risk

The majority of our revenues and our expenses are denominated in Renminbi. We hold not only Renminbi but also other foreign currencies. The conversion of Renminbi into other currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against other currencies, at times significantly and unpredictably. The value of Renminbi against other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. It is difficult to predict how market forces or government policies may impact the exchange rate between Renminbi and other currencies in the future.

Interest Rate Risk

We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure. Our exposure to interest rate risk relates primarily to the interest rates associated with the outstanding notes we issued and our short-term and long-term borrowings. We may incur other financing facilities in the future. The objective of interest rate risk management is to minimize financial costs and uncertainties associated with interest rate changes. We strive to effectively manage our interest rate risk by periodic monitoring and responding to risk factors on a timely basis, improve the structure of long-term and short-term borrowings and maintain the appropriate balance between loans with floating interest rates and fixed interest rates.

We are subject to interest rate sensitivity on our outstanding 2030 Notes. We account for our convertible notes on an amortized cost basis and our recognized value of the convertible notes does not reflect changes in fair value. Also, because convertible notes we have issued bear interest at a fixed rate, we have not incurred financial statement impact resulting from changes in interest rates. However, changes in market interest rates impact the fair value of the convertible notes along with other variables such as our credit spreads and the market price and volatility of our ADSs and ordinary shares. Increases in market interest rates would result in a decrease in the fair value of our outstanding convertible notes and decreases in market interest rates would result in an increase in the fair value of our outstanding convertible notes. For information on the maturities and other contractual terms of our convertible notes, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Cash Flows and Working Capital.”

The fluctuation of interest rates may also affect the demand for loan services on our platforms. For example, a decrease in interest rates may cause potential borrowers to seek lower-priced loans from other channels. A high interest rate environment will likely increase the funding costs for our institutional funding partners, which may lead to a higher rate of return required by such institutional funding partners and thereby dampen their desire to invest on our platforms. We do not expect that the fluctuation of interest rates will have a material impact on our financial condition. However, we cannot provide assurance that we will not be exposed to material risks due to changes in market interest rate in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business—Fluctuations in interest rates could negatively affect transaction volume facilitated through our platforms.” We may invest our cash in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses we incurred in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank agree from time to time. For the year ended December 31, 2025, we received US$3.5 million in reimbursement from the depositary.

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

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we filed and furnished under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we filed or submitted under the Exchange Act was accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2025 as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2024	2025
	RMB	RMB	US$
	(in thousands)
Audit fees(1)	10,328	13,233	1,893
Audit-related fees(2)	—	—	—
Tax fees(3)	244	1,647	236
All other fees(4)	2,082	2,096	300

* The US$ amounts are translated from corresponding RMB amounts using a rate of RMB6.9931 = US$1.00, the noon buying rate on December 31, 2025 set forth in the H.10 statistical release of the U.S. Federal Reserve Board.

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

We had repurchased a total of approximately 27.3 million ADSs under the 2023 Share Repurchase Program. The table below is a summary of the shares we repurchased in 2025 under the 2023 Share Purchase Program. Other than repurchase made concurrently with the pricing of the 2030 Notes, all shares were repurchased in the open market pursuant to the 2023 Share Repurchase Program.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan (1)	Approximate dollar value of ADSs that may yet be purchased under the plan
January 1, 2025 – January 31, 2025	272,207	6.84	24,298,960	28,107,486
February 1, 2025 – February 28, 2025	5,344	7.50	24,304,304	28,067,383
March 1, 2025 – March 31, 2025	-	-	24,304,304	28,067,383
April 1, 2025 – April 30, 2025	101,647	7.55	24,405,951	27,299,749
May 1, 2025 – May 31, 2025	33,402	8.45	24,439,353	27,017,355
June 1, 2025 – June 30, 2025(2)	2,842,975	9.50	27,282,328	3
July 1, 2025 – July 31, 2025	-	-	27,282,328	3
August 1, 2025 – August 31, 2025	-	-	27,282,328	3
Total	3,255,575	9.21	27,282,328	3

Note:

(1)	The total number of ADSs purchased as part of the publicly announced plan in this column represents the cumulative total of ADSs bought under this share repurchase program as of the end of the given month.

(2)	The total number of ADSs purchased in June 2025 includes 2,818,184 ADSs purchased concurrently with the pricing of the 2030 Notes.

On March 14, 2025, our board of directors approved a new share repurchase program, effective on March 20, 2025, under which we may repurchase our own Class A ordinary shares in the form of ADSs with an aggregate value of up to US$150 million during the period from March 20, 2025 to March 19, 2027. We refer to this new share repurchase program as the 2025 Share Repurchase Program. The 2025 Share Repurchase Program was publicly announced on March 17, 2025. Other than repurchase made concurrently with the pricing of the 2030 Notes, all shares were repurchased in the open market pursuant to the 2025 Share Repurchase Program. The table below is a summary of the shares we repurchased in 2025 and up to March 31, 2026 under the 2025 Share Purchase Program.

Period	Total number of ADSs purchased	Average price paid per ADS	Total number of ADSs purchased as part of the publicly announced plan (1)	Approximate dollar value of ADSs that may yet be purchased under the plan
March 1, 2025 – March 31, 2025	-	-	-	150,000,000
April 1, 2025 – April 30, 2025	-	-	-	150,000,000
May 1, 2025 – May 31, 2025	-	-	-	150,000,000
June 1, 2025 – June 30, 2025(2)	3,563,349	9.51	3,563,349	116,112,737
July 1, 2025 – July 31, 2025	12,864	8.88	3,576,213	115,998,493
August 1, 2025 – August 31, 2025	46,261	8.66	3,622,474	115,597,741
September 1, 2025 – September 30, 2025	275,685	7.71	3,898,159	113,471,336
October 1, 2025 – October 31, 2025	1,126,022	6.41	5,024,181	106,248,275
November 1, 2025 – November 30, 2025	2,040,702	5.56	7,064,883	94,905,491
December 1, 2025 – December 31, 2025	4,263,180	5.22	11,328,063	72,641,102
January 1, 2026 – January 31, 2026	3,595,087	5.20	14,923,150	53,954,448
February 1, 2026 – February 29, 2026	2,417,570	5.42	17,340,720	40,839,295
March 1, 2026 – March 31, 2026	1,440,798	5.35	18,781,518	33,136,654
Total	18,781,518	6.22	18,781,518	33,136,654

Note:

(1)	The total number of ADSs purchased as part of the publicly announced plan in this column represents the cumulative total of ADSs bought under this share repurchase program as of the end of the given month.

(2)	The total number of ADSs purchased in June 2025 includes 3,559,556 ADSs purchased concurrently with the pricing of the 2030 Notes.

Members of senior management have informed us that they purchased approximately US$1.9 million of our ADSs in 2025. All the ADSs purchased were independent of our company’s share repurchase programs and were made during an open window period in full compliance with all our company’s policy and legal guidelines.

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

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)
1.2	Certificate of Incorporation on Change of Name as of November 6, 2019 (incorporated herein by reference to Exhibit 1.2 to the Form 20-F filed on April 28, 2021 (File No. 001-38269))
2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-274381) filed with the Securities and Exchange Commission on September 7, 2023)
2.3	Deposit Agreement dated November 14, 2017, among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-224011), filed with the Securities and Exchange Commission on March 29, 2018)
2.4	Description of Securities (incorporated herein by reference to Exhibit 2.4 to the Form 20-F filed on April 18, 2025 (File No. 001-38269))
4.1	The 2017 Share Incentive Plan of the Registrant (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)
4.2	Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)
4.3	Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)
4.4	English translation of the Loan Agreement between Shanghai Guangjian and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.16 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)
4.5	English translation of the Restated Equity Pledge Agreement among Shanghai Guangjian, Beijing Paipairongxin, Beijing Prosper and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)
4.6	English translation of the Restated Business Operation Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Paipairongxin, Beijing Prosper, and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)
4.7	English translation of the Restated Power of Attorney granted by the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)
4.8	English translation of the Restated Exclusive Technology Consulting and Service Agreement among Shanghai Guangjian, Shanghai Shanghu, Beijing Prosper, Shanghai PPDai, and Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)
4.9	English translation of the Restated Option Agreement among Shanghai Guangjian, Beijing Prosper, Beijing Paipairongxin and the shareholders of Beijing Paipairongxin dated March 21, 2018 (incorporated herein by reference to Exhibit 4.21 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)
4.10	English translation of the Loan Agreement between Shanghai Manyin and shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)
4.11	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.23 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)
4.12	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.24 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)
4.13	English translation of the Power of Attorney granted by the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.25 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)

Exhibit Number	Description of Document
4.14	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.26 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)
4.15	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Zihe and the shareholders of Shanghai Zihe dated March 21, 2018 (incorporated herein by reference to Exhibit 4.27 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 27, 2018)
4.16	English translation of the Loan Agreement between Shanghai Manyin and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.28 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)
4.17	English translation of the Equity Pledge Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.29 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)
4.18	English translation of the Business Operation Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.30 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)
4.19	English translation of the Power of Attorney granted by the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.31 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)
4.20	English translation of the Exclusive Technology Consulting and Service Framework Agreement between Shanghai Manyin and Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.32 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)
4.21	English translation of the Exclusive Call Option Agreement among Shanghai Manyin, Shanghai Ledao and the shareholders of Shanghai Ledao dated January 14, 2019 (incorporated herein by reference to Exhibit 4.33 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2019)
4.22*	Indenture, dated as of June 24, 2025, by and between the Registrant, as issuer, and Citibank, N.A., as trustee, constituting US$150,000,000 2.50% Convertible Senior Notes due 2030
8.1*	Principal Subsidiaries and Variable Interest Entities of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-220954), as amended, initially filed with the Securities and Exchange Commission on October 13, 2017)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 11.2 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 18, 2025)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm
15.2*	Consent of Hui Ye Law Firm
15.3*	Consent of Maples and Calder (Hong Kong) LLP
97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 to the annual report on Form 20-F (File No. 001-38269), filed with the Securities and Exchange Commission on April 25, 2024)
101.INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH*	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents
104	Cover Page formatted as Inline XBRL and contained in Exhibit 101

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

FinVolution Group

/s/ Tiezheng Li
By:	Tiezheng Li
Name:	Tiezheng Li
Title:	Chief Executive Officer

Date: April 29, 2026

FINVOLUTION GROUP

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of FinVolution Group

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of FinVolution Group and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Measurement of expected credit losses for certain financial assets and guarantee liabilities

As described in Notes 2(s), 4 and 8 to the consolidated financial statements, the Company had the following accounts associated with expected credit losses measurement as of December 31, 2025:

●	Accounts receivable and contract assets	RMB2,028.6 million, net of credit loss allowance of RMB340.8 million
●	Quality assurance receivable	RMB1,315.2 million, net of credit loss allowance of RMB581.5 million
●	Loans receivable	RMB6,471.6 million, net of credit loss allowance of RMB544.9 million
●	Liability from quality assurance commitment	RMB2,574.8 million

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

April 29, 2026

We have served as the Company’s auditor since 2016.

FINVOLUTION GROUP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$ Note 2(e)

Assets
Cash and cash equivalents	2(h)	4,672,772	4,285,121	612,764
Restricted cash	2(i)	2,074,300	1,912,850	273,534
Short-term investments	2(j)	2,832,382	3,015,226	431,172
Accounts receivable and contract assets, net of credit loss allowance for accounts receivable and contract assets of RMB290,267 and RMB340,816 as of December 31, 2024 and 2025, respectively	8	2,405,880	2,028,585	290,084
Quality assurance receivable, net of credit loss allowance for quality assurance receivable of RMB426,949 and RMB581,475 as of December 31, 2024 and 2025, respectively	2(s)	1,639,591	1,315,184	188,069
Loans receivable, net of credit loss allowance for loans receivable of RMB226,467 and RMB544,905 as of December 31, 2024 and 2025, respectively	4	4,157,621	6,471,619	925,429
Property, equipment and software, net	6	623,792	641,316	91,707
Right of use assets	16	36,826	52,020	7,439
Intangible assets	7	137,298	270,246	38,645
Goodwill		50,411	79,759	11,405
Investments	2(l)	1,173,003	1,141,816	163,278
Deferred tax assets	12	2,513,865	2,992,071	427,860
Prepaid expenses and other assets	5	1,271,673	1,171,066	167,460
Amounts due from related parties (including amounts due to related parties of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB952 and RMB20,343 as of December 31, 2024 and 2025, respectively)		17,707	36,725	5,252
Total assets		23,607,121	25,413,604	3,634,098
Liabilities and Shareholders’ Equity:
Deferred guarantee income (including deferred guarantee income of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB1,283,000 and RMB893,602 as of December 31, 2024 and 2025, respectively)	2(s)	1,515,950	1,119,004	160,015
Liability from quality assurance commitment (including liability from quality assurance commitment of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB2,591,768 and RMB1,796,856 as of December 31, 2024 and 2025, respectively)	2(s)	2,964,116	2,574,842	368,198
Payroll and welfare payable (including payroll and welfare payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB153,686 and RMB179,883 as of December 31, 2024 and 2025, respectively)	9	290,389	361,188	51,649
Taxes payable (including taxes payable of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB561,475 and RMB43,657 as of December 31, 2024 and 2025, respectively)		705,928	177,064	25,320
Funds payable to investors of consolidated trusts (including funds payable to investors of consolidated trusts of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB793,720 and RMB778,531 as of December 31, 2024 and 2025, respectively)	4	796,122	778,531	111,328
Contract liabilities (including contract liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB10,185 and RMB226 as of December 31, 2024 and 2025, respectively)	2(u)	10,185	226	32

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

		As of December 31,
	Note	2024	2025
		RMB	RMB	US$ Note 2(e)

Liabilities and Shareholders’ Equity (Continued)
Short-term borrowings	17	5,594	170,408	24,368
Amounts due to related parties (including amounts due to related parties of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB130 and RMB5,809 as of December 31, 2024 and 2025, respectively)	11	13,314	18,700	2,674
Leasing liabilities (including leasing liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB22,673 and RMB26,420 as of December 31, 2024 and 2025, respectively)	16	28,765	44,711	6,394
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB112,604 and RMB238,650 as of December 31, 2024 and 2025, respectively)	12	491,213	786,556	112,476
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE and VIE’s subsidiaries including consolidated trusts without recourse to the Company of RMB878,881 and RMB967,257 as of December 31, 2024 and 2025, respectively)	10	1,231,870	1,429,531	204,420
Convertible senior notes	18	-	1,019,266	145,753
Long-term borrowings	17	-	89,590	12,811
Total liabilities		8,053,446	8,569,617	1,225,438
Commitments and contingencies	19
FinVolution Group shareholders’ equity:
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2024 and 2025; 983,371,169 and 983,371,169 issued as of December 31, 2024 and 2025; 699,550,724 and 649,742,834 outstanding as of December 31, 2024 and 2025)	13	64	64	9
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2024 and 2025; 566,700,000 and 566,700,000 issued and outstanding as of December 31, 2024 and 2025)	13	39	39	6
Additional paid-in capital		5,815,437	5,908,586	844,917
Treasury stock (283,820,445 and 333,628,335 shares as of December 31, 2024 and 2025, respectively)	13	(1,765,542)	(2,465,259)	(352,527)
Statutory reserves	2(ag)	852,723	1,042,312	149,049
Accumulated other comprehensive income		92,626	13,027	1,863
Retained earnings		10,208,717	12,051,332	1,723,318
Total FinVolution Group shareholders’ equity		15,204,064	16,550,101	2,366,635
Non-controlling interest		349,611	293,886	42,025
Total shareholders’equity		15,553,675	16,843,987	2,408,660
Total liabilities and shareholders’ equity		23,607,121	25,413,604	3,634,098

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except share data, or otherwise noted)

			For the years ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$ Note 2(e)

Operating revenue:
Loan facilitation service fees	2(u)	4,520,504	4,694,380	5,176,457	740,224
Post-facilitation service fees	2(u)	1,969,705	1,740,241	1,629,777	233,055
Guarantee income	2(s)	4,478,995	5,085,296	4,124,934	589,858
Net interest income	2(n)	1,049,379	853,779	1,336,459	191,111
Other revenue	2(u)	528,862	692,128	1,301,856	186,163
Net revenues		12,547,445	13,065,824	13,569,483	1,940,411
Operating expenses:
Origination, servicing expenses and other cost of revenue	2(v)	(2,111,515)	(2,381,839)	(2,870,221)	(410,436)
Origination, servicing expenses and other cost of revenue-related party	11	-	-	(29,928)	(4,280)
Sales and marketing expenses	2(w)	(1,887,442)	(2,014,254)	(2,200,543)	(314,673)
General and administrative expenses	2(x)	(390,022)	(413,548)	(442,148)	(63,226)
Research and development expenses	2(y)	(510,986)	(496,740)	(536,617)	(76,735)
Credit losses for quality assurance commitment	2(s)	(4,422,802)	(4,587,254)	(3,462,384)	(495,114)
Provision for loans receivable	4	(586,843)	(320,013)	(637,700)	(91,190)
Provision for accounts receivable and contract assets	8	(253,948)	(317,049)	(425,966)	(60,912)
Impairment of goodwill and intangible assets	2(r)	-	-	(50,676)	(7,247)
Total operating expenses		(10,163,558)	(10,530,697)	(10,656,183)	(1,523,813)
Other income
Interest expenses		-	-	(28,472)	(4,071)
Other income, net		394,698	310,123	216,617	30,975
Profit before income tax expenses		2,778,585	2,845,250	3,101,445	443,502
Income tax expenses	12	(395,100)	(457,405)	(556,243)	(79,542)
Net profit		2,383,485	2,387,845	2,545,202	363,960
Net profit attributable to non-controlling interest shareholders		(42,650)	(4,699)	(2,797)	(400)
Net profit attributable to FinVolution Group’s ordinary shareholders		2,340,835	2,383,146	2,542,405	363,560

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

		For the years ended December 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	US$ Note 2(e)

Net profit		2,383,485	2,387,845	2,545,202	363,960
Foreign currency translation adjustment, net of nil tax		27,769	12,620	(79,599)	(11,383)
Total comprehensive income		2,411,254	2,400,465	2,465,603	352,577
Total comprehensive income attributable to non-controlling interest shareholders		(42,650)	(4,699)	(2,797)	(400)
Total comprehensive income attributable to FinVolution Group’s ordinary shareholders		2,368,604	2,395,766	2,462,806	352,177

Weighted average number of ordinary shares used in computing net profit per share
Basic		1,374,713,018	1,287,853,207	1,259,849,521	1,259,849,521
Diluted		1,402,947,561	1,320,229,492	1,334,237,985	1,334,237,985

Net profit per share attributable to FinVolution Group’s ordinary shareholders
Basic		1.70	1.85	2.02	0.29
Diluted		1.67	1.81	1.92	0.27

Net profit per ADS attributable to FinVolution Group’s ordinary shareholders (one ADS equals to five ordinary shares)
Basic		8.51	9.25	10.09	1.44
Diluted		8.34	9.03	9.59	1.37

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

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

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Continued)

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

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025 (Continued)

(All amounts in thousands, except share data, or otherwise noted)

		Issued ordinary shares		Additional paid-in	Treasury stock		Accumulated other comprehensive	Statutory	Retained	Non-controlling	Total shareholders’
	Note	Share	Amount	capital	Share	Amount	income	reserve	earnings	interest	equity
			RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of December 31, 2024		1,550,071,169	103	5,815,437	(283,820,445)	(1,765,542)	92,626	852,723	10,208,717	349,611	15,553,675
Repurchase of ordinary shares	13	-	-	-	(72,918,190)	(767,004)	-	-	-	-	(767,004)
Share-based compensation	14	-	-	149,045	-	-	-	-	-	-	149,045
Exercise of share-based compensation plans	14	-	-	(57,023)	23,110,300	67,287	-	-	-	-	10,264
Net profit		-	-	-	-	-	-	-	2,542,405	2,797	2,545,202
Dividends paid to shareholders		-	-	-	-	-	-	-	(510,201)	-	(510,201)
Foreign currency translation adjustment		-	-	-	-	-	(79,599)	-	-	-	(79,599)
Appropriation to statutory reserve		-	-	-	-	-	-	189,589	(189,589)	-	-
Acquisition of additional equity interests of subsidiaries	3	-	-	1,127	-	-	-	-	-	(58,532)	(57,405)
Business combination		-	-	-	-	-	-	-	-	10	10
Balance as of December 31, 2025		1,550,071,169	103	5,908,586	(333,628,335)	(2,465,259)	13,027	1,042,312	12,051,332	293,886	16,843,987

The accompanying notes form an integral part of these consolidated financial statements.

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(e)

Cash flows from operating activities:
Net profit	2,383,485	2,387,845	2,545,202	363,960
Adjustments to reconcile net profit to net cash provided by (used in) operating activities:
Provision for loans receivable	586,843	320,013	637,700	91,190
Provision for accounts receivable and contract assets	253,948	317,049	425,966	60,912
Provision for quality assurance receivable	354,366	378,695	455,466	65,131
Depreciation and amortization	22,515	69,491	66,484	9,507
Amortization of right-of-use asset and interest of leasing liabilities	46,575	16,761	22,374	3,200
Change in fair value of short-term investments	(32,462)	(45,589)	19,228	2,750
Gain or loss from investments	722	(7,752)	28,742	4,111
Net gain from investment in loans	(1,049,379)	(853,779)	(1,336,459)	(191,111)
Share-based compensation	116,407	144,052	149,045	21,313
Impairment of goodwill and intangible assets	-	-	50,676	7,247
Interest expense on borrowings	-	168	200	29
Changes in operating assets and liabilities:
Accounts receivable and contract assets	(245,041)	(514,391)	(47,276)	(6,760)
Quality assurance receivable	(440,126)	(262,671)	(131,059)	(18,741)
Deferred tax assets	(704,964)	(863,303)	(478,207)	(68,383)
Prepaid expenses and other assets	124,972	1,705,744	182,778	26,137
Deferred guarantee income	76,872	(366,086)	(396,946)	(56,763)
Liability from quality assurance commitment	(249,486)	(342,016)	(389,274)	(55,665)
Payroll and welfare payable	(12,880)	28,385	70,799	10,124
Taxes payable	73,450	499,086	(527,542)	(75,438)
Contract liabilities	-	5,076	(9,959)	(1,424)
Leasing liabilities	(43,539)	(22,908)	(24,126)	(3,452)
Deferred tax liabilities	108,420	141,665	292,917	41,887
Accrued expenses and other liabilities	(9,826)	157,625	260,871	37,303
Net cash provided by operating activities	1,360,872	2,893,160	1,867,600	267,064
Cash flows from investing activities:
Collection of loans originated and held by the Group	7,338,026	6,853,291	16,785,948	2,400,359
Investment in loans originated and held by the Group	(5,829,136)	(9,352,176)	(18,426,766)	(2,634,992)
Proceeds from disposal of investments	6,029	7,583	37,684	5,388
Purchase of investments	(67,800)	(35,165)	(35,240)	(5,039)
Proceeds from short-term investments	12,430,443	7,517,922	7,870,067	1,125,405
Purchase of short-term investments	(11,929,977)	(7,343,894)	(8,072,138)	(1,154,300)
Purchase of property, equipment and software	(538,095)	(27,757)	(84,191)	(12,039)
Purchase of intangible assets	-	-	(9,161)	(1,310)
Net funds paid on behalf of customers	(1,498)	(16,354)	(23,183)	(3,315)
Proceeds from disposal of a subsidiary	4,000	(703)	(9,905)	(1,416)
Cash paid for business combinations, net of cash acquired	-	101,437	(216,812)	(31,004)
Net cash provided by (used in) investing activities	1,411,992	(2,295,816)	(2,183,697)	(312,263)

FINVOLUTION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except share data, or otherwise noted)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US Note 2(e)

Cash flows from financing activities:
Cash received from investors - consolidated trusts	1,272,700	780,000	1,541,250	220,396
Cash paid to investors - consolidated trusts	(2,735,478)	(439,599)	(1,595,731)	(228,186)
Net funds held for customers	54,049	121,733	(35,778)	(5,116)
Cash received from short-term borrowings	5,756	28,094	213,836	30,578
Repayment of short-term borrowings	-	(28,262)	(42,095)	(6,020)
Cash paid for dividends	(430,353)	(441,331)	(510,201)	(72,958)
Repurchase of ordinary shares	(694,521)	(643,208)	(767,004)	(109,680)
Proceeds from exercise of share options	2,280	-	10,264	1,468
Proceeds from convertible senior notes, net of issuance cost	-	-	1,044,537	149,367
Cash paid for acquisition of additional equity interests of subsidiaries	-	-	(53,784)	(7,691)
Capital injection from (reduction by) non-controlling interest shareholders	20,565	(142)	10	1
Net cash used in financing activities	(2,505,002)	(622,715)	(194,696)	(27,841)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	22,441	3,053	(38,308)	(5,480)
Net increase (decrease) in cash, cash equivalents and restricted cash	290,303	(22,318)	(549,101)	(78,520)
Cash, cash equivalents and restricted cash at beginning of year	6,479,087	6,769,390	6,747,072	964,818
Cash, cash equivalents and restricted cash at end of year	6,769,390	6,747,072	6,197,971	886,298

Supplemental disclosure of cash investing and financing activities
Cash paid for interest including interest paid to investors of consolidated trusts	(87,100)	(38,310)	(45,765)	(6,544)
Cash paid for income taxes	(960,477)	(673,736)	(1,349,411)	(192,963)
Supplemental disclosure of non-cash investing and financing activities
Payable for purchase of intangible assets	5,000	5,000	5,000	715
Payable for convertible senior note issuance cost	-	-	4,455	637

The following table sets forth cash, cash equivalents and restricted cash by category within the Consolidated Balance Sheets:

	As of December 31,
	2024	2025
			US$
	RMB	RMB	Note 2(e)

Cash and cash equivalents	4,672,772	4,285,121	612,764
Restricted cash	2,074,300	1,912,850	273,534
Total cash, cash equivalents and restricted cash	6,747,072	6,197,971	886,298

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

As of December 31, 2025, the Company’s principal subsidiaries and the consolidated VIEs are as follows:

Name	Percentage of direct or indirect economic interest	Date of incorporation	Place of incorporation

Subsidiaries
FinVolution (HK) Limited (“FinVolution HK”)	100%	June 12, 2012	Hong Kong, China
Bluebottle Limited	100%	December 12, 2017	Hong Kong, China
Beijing Prosper Investment Consulting Co., Ltd. (“Beijing Prosper”)	100%	August 21, 2012	Beijing, China
Shanghai Guangjian Information Technology Co., Ltd. (“Shanghai Guangjian”)	100%	June 5, 2017	Shanghai, China
Shanghai Shanghu Information Technology Co., Ltd. (“Shanghai Shanghu”)	100%	June 15, 2017	Shanghai, China
Shanghai Manyin Information Technology Co., Ltd. (“Shanghai Manyin”)	100%	February 12, 2018	Shanghai, China
PT Pembiayaan Digital Indonesia	80%	June 5, 2018	Jakarta, Indonesia
Hainan Shanghu Information Technology Co., Ltd. (“Hainan Shanghu”)	100%	August 1, 2018	Hainan, China
Wefund Lending Corp	100%	December 12, 2018	Pasig City, Philippines
Consolidated VIEs
Beijing Paipairongxin Investment Consulting Co., Ltd. (“Beijing Paipairongxin”)	100%*	June 15, 2012	Beijing, China
Shanghai Zihe Information Technology Group Co., Ltd. (“Shanghai Zihe”)	100%*	July 6, 2017	Shanghai, China
Shanghai Ledao Technology Co., Ltd. (“Shanghai Ledao”)	100%*	January 10, 2019	Shanghai, China
Consolidated VIEs’ principal subsidiaries
Shanghai PPDai Financial Information Services Co., Ltd. (“Shanghai PPDai”)	100%*	January 18, 2011	Shanghai, China
Hefei PPDai Information Technology Co., Ltd.	100%*	December 19, 2016	Anhui, China
Shanghai Erxu Information Technology Co., Ltd. (“Shanghai Erxu”)	100%*	April 28, 2018	Shanghai, China
Fujian Zhiyun Financing Guarantee Co., Ltd. (“Fujian Zhiyun”)	100%*	November 21, 2019	Fujian, China

*	Have power to direct activities via contractual relationships

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

Details of the VIE structure are set forth below:

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

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs and their subsidiaries (including the consolidated trusts), which are included in the Group’s consolidated financial statements. Transactions between the VIEs (including the consolidated trusts) and their subsidiaries are eliminated in the balances presented below:

	As of December 31,
	2024	2025
	RMB	RMB

Cash and cash equivalents	2,343,220	1,692,232
Restricted cash	1,889,665	1,597,209
Short-term investments	1,653,847	1,918,459
Accounts receivable and contract assets	2,106,533	1,625,773
Quality assurance receivable	1,100,960	446,375
Property, equipment and software, net	489,931	480,684
Intangible assets	48,932	59,267
Right of use assets	23,995	27,768
Loans and receivables, net of credit loss allowance for loans receivables	3,499,667	5,597,757
Investments	972,952	924,062
Investment in subsidiaries	113,571	103,510
Deferred tax assets	2,042,468	2,540,051
Amounts due from Group companies	2,457,600	2,380,916
Amounts due from related parties	952	20,343
Prepaid expenses and other assets	816,569	699,202
Total assets	19,560,862	20,113,608

Deferred guarantee income	1,283,000	893,602
Liability from quality assurance commitment	2,591,768	1,796,856
Payroll and welfare payable	153,686	179,883
Taxes payable	561,475	43,657
Funds payable to investors of consolidated trusts	793,720	778,531
Contract liabilities	10,185	226
Deferred tax liabilities	112,604	238,650
Leasing liabilities	22,673	26,420
Amounts due to Group companies	7,533,335	8,963,834
Amounts due to related parties	130	5,809
Accrued expenses and other liabilities	878,881	967,257
Total liabilities	13,941,457	13,894,725

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(b) Principle of consolidation (continued)

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Third-party revenues	9,859,539	9,796,032	9,646,881
Group company revenues	498,189	391,348	584,994
Net revenues	10,357,728	10,187,380	10,231,875
Third-party expenses	(3,633,284)	(3,777,621)	(4,341,436)
Group company expenses	(3,542,004)	(2,414,323)	(3,011,047)
Related party expenses	-	-	(29,928)
Provision for accounts receivable and contract assets	(78,148)	(137,321)	(147,532)
Provision for loans receivable	(30,394)	(38,823)	(246,003)
Credit losses for quality assurance commitment	(3,557,174)	(3,584,954)	(1,981,868)
Impairment of goodwill and intangible assets	-	-	(265)
Total operating expenses	(10,841,004)	(9,953,042)	(9,758,079)
Income from subsidiaries	3,719	6,099	24
(Loss) income from operations	(479,557)	240,437	473,820
Net interest expenses and other income	232,074	197,116	96,419
(Loss) profit before income tax expense	(247,483)	437,553	570,239
Income tax expenses	(35,112)	(88,667)	(161,888)
Net (loss) profit	(282,595)	348,886	408,351
Net profit attributable to non-controlling interest shareholders	-	-	(19,946)
Net (loss) profit attributable to FinVolution Group’s ordinary shareholders	(282,595)	348,886	388,405

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Net cash (used in) provided by operating activities	(591,538)	2,917,058	(1,181,457)
Net cash provided by (used in) investing activities	1,293,373	(2,554,190)	(1,414,963)
Net cash (used in) provided by financing activities	(1,773,279)	261,705	1,652,976

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

Financial statements amounts that reflect accounting estimates and assumptions include revenue recognition, measurement for provisions and liabilities in scope for ASC Topic 326 including credit loss provision for quality assurance receivables, loan receivables and accounts receivable and contract assets as well as liability from quality assurance commitment, valuation allowance for deferred tax assets, determination of uncertain tax positions, and valuation of share-based awards. Such accounting estimates are impacted by judgments and assumptions used in the preparation of the Group’s consolidated financial statements, and actual results could differ materially from these estimates. Changes in estimates are recorded in the period they are identified.

(e) Foreign currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The US$ is the functional currency of the Group’s entities incorporated in Cayman Islands and Hong Kong, the Indonesian Rupiah (IDR Rp) is the functional currency of the Group’s Indonesia subsidiaries, the Philippines Peso (PHP) is the functional currency of the Group’s Philippines subsidiaries and the RMB is the functional currency of the Group’s PRC subsidiaries.

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

The financial statements of the Group are translated from the functional currency to the reporting currency, RMB assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expenses items are generally translated at the average exchange rates prevailing during the fiscal year. Foreign currency translation adjustments arising from these are accumulated as a separate component of shareholders’ equity on the consolidated financial statements. The exchange rates used for translation on December 31, 2024 and 2025 were US$1.00= RMB7.1884 and RMB7.0288, IDR Rp1.00= RMB0.000451 and RMB0.000417, PHP1.00= RMB0.1243 and PHP1.00= RMB0.1195 respectively, representing the index rates stipulated by the People’s Bank of China.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(f) Convenience translation

Translations of balances in the Group’s consolidated balance sheet, consolidated statement of operations and comprehensive income and consolidated statement of cash flows from RMB into US$ as of and for year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

(g) Significant risks and uncertainties

Risk of concentration

As of December 31, 2024 and 2025, the majority of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in major financial institutions located in the PRC, Indonesia and the Philippines, which management considers to be of high credit quality. Accounts receivable and contract assets are generally unsecured and denominated in RMB, and are derived from revenues earned from operations arising primarily in the PRC. No individual customer accounted for more than 10% of net revenues for the years ended December 31, 2023, 2024 and 2025. No individual customer accounted for more than 10% of accounts receivable and contract assets as of December 31, 2024 and 2025. As of December 31, 2025, approximately 85% of the Group’s cash and cash equivalents, restricted cash and short-term investments were held in the financial institutions in the PRC and the remaining cash and cash equivalents and restricted cash were held in financial institutions outside the PRC.

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

In order to reduce the compliance risk under Circular 37, the Group incorporated three licensed financial guarantee companies since 2019, which, since the incorporation, provide direct guarantees for certain loans funded by the institutional funding partners. The Group increased the registered capital of the guarantee subsidiaries from RMB1.9 billion as of December 31, 2020 to RMB2.9 billion as of December 31, 2024 and 2025. The Group will continue its effort to increase its guarantee capability by increasing the capital of its financial guarantee subsidiaries to continue reducing its risk of noncompliance.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(h) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits placed with banks or other financial institutions, which are unrestricted to withdrawal or use. As of December 31, 2024 and 2025, the Group did not have any cash equivalents.

(i) Restricted cash

Restricted cash includes:

(i)	Cash held in escrow accounts that is jointly managed by the Group and institutional funding partners. As of December 31, 2024 and 2025, the restricted cash managed by the Group and institutional funding partners amounted to RMB864,440 and RMB810,959, respectively.

(ii)	Cash received via consolidated trusts that has not yet been distributed. As of December 31, 2024 and 2025, the restricted cash related to cash not yet distributed amounted to RMB701,928 and RMB600,346, respectively.

(iii)	Cash received from borrowers that has not yet been disbursed to institutional funding partners. As of December 31, 2024 and 2025, the restricted cash held as related to cash not yet disbursed amounted to RMB396,523 and RMB381,154, respectively.

The rest of the balance in restricted cash also includes cash received from investors or borrowers that has not yet been disbursed due to a settlement time lag.

(j) Short-term Investments

Short-term investments consist of investments in time deposits and wealth management products. Time deposits can be withdrawn at any time in full before maturity, and the interest rate would be different from the original agreed rate. The wealth management products are certain financial products with variable interest rates and principal not guaranteed with certain financial institutions. As of December 31, 2024 and 2025, the balance of short-term investments are RMB2,832,382 and RMB3,015,226, respectively, of which, the restricted balances are RMB412,974 and RMB396,165, respectively.

Realized and unrealized gain related to the short-term investments is recorded as other income in the consolidated statements of comprehensive income. RMB110,831, RMB104,842 and RMB94,694 was recognized for the years ended December 31, 2023, 2024 and 2025, respectively.

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

The following table sets forth the investments that the Group holds as of December 31, 2024 and 2025, respectively.

	As of December 31,
	2024	2025

Equity method investments	193,062	141,492
Non-marketable equity investments	979,941	1,000,324
	1,173,003	1,141,816

Equity method investments

For the years ended December 31, 2023, 2024 and 2025, the Group made investments in several private equity funds and accounted these investments as equity method investments as the Group has ability to significantly influence the operations or financial activities of the investees. For the years ended December 31, 2023, 2024 and 2025, no impairment loss was recognized for equity method investments.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(l) Investments (continued)

Non-marketable equity investments

For the years ended December 31, 2023, 2024 and 2025, the Group primarily made investments of no more than 10% of equity interest in several non-listed companies. These investments were accounted for as non-marketable equity investment using measurement alternative because these investments do not have readily determinable fair value and the Group does not have significant influence over the investees. For the years ended December 31, 2023, 2024 and 2025, the Group recognized an impairment loss of RMB2,479, nil and nil for non-marketable equity investments, respectively.

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

2. Summary of significant accounting policies (continued)

(m) Fair value measurement (continued)

Assets and liabilities measured at fair value on a recurring basis

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy:

December 31, 2024

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB

Assets
Short-term investments	-	2,832,382	-	2,832,382

December 31, 2025

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Balance at Fair value
	RMB	RMB	RMB	RMB

Assets
Short-term investments	-	3,015,226	-	3,015,226

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

Assets and liabilities measured at fair value on a non-recurring basis

Non-marketable equity investments are measured at fair value on a non-recurring basis. The following table sets forth the unrealized gains and losses from remeasurement (referred to as upward or downward adjustments) recorded as adjustments to the carrying value of non-marketable equity investments held as of December 31, 2023, 2024 and 2025 based on the observable price in an orderly transaction for the same or similar security of the same issuers:

	For the years ended December 31,
	2023	2024	2025

Upward adjustments	-	-	-
Downward adjustments (including impairment)	(2,479)	-	-
Total unrealized gain (losses)	(2,479)	-	-

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(m) Fair value measurement (continued)

Assets and liabilities measured at fair value on a non-recurring basis (continued)

The following table sets forth the total carrying value of the Group’s non-marketable equity investments at fair value on a non-recurring basis held as of December 31, 2024 and 2025 including cumulative unrealized upward and downward adjustments made to the initial cost basis of the securities:

	As of December 31,
	2024	2025

Initial cost basis	1,015,701	1,036,084
Upward adjustments	3,319	3,319
Downward adjustments (including impairment)	(39,079)	(39,079)
Total carrying value at the end of the period	979,941	1,000,324

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

The net interest income recorded in the consolidated statement of comprehensive income related to the loans originated by the Group recorded for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Interest income	1,102,493	873,148	1,373,377
Less: Interest expense	(53,114)	(19,369)	(36,918)
Net interest income	1,049,379	853,779	1,336,459

(o) Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and amortization. Property and equipment are depreciated over the estimated useful lives of the assets using the straight-line method taking into account the estimated residual value, if any. The following table sets forth the estimated useful life and residual value:

Category	Estimated useful life	Residual value

Office building	30 years	5%
Office building improvement	10 years	Nil
Office furniture and equipment	3-5 years	5%
Computer and electronic equipment	3-5 years	5%
Leasehold improvement	shorter of remaining lease period or estimated useful life	Nil
Software	1-5 years	Nil

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

(p) Intangible assets

As of December 31, 2025, the intangible assets held by the Group includes Australian credit license, micro-lending license, factoring license, multi-finance license, collection license and insurance brokerage license which have indefinite useful life. The Group evaluates these indefinite-lived intangible assets each reporting period to determine whether events and circumstances continue to support an indefinite useful life. If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset is tested for impairment. Impairment losses of long-lived assets related to intangible assets recognized for the years ended December 31, 2023, 2024 and 2025 were nil, nil and RMB265 respectively.

(q) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company’s acquisitions of interests in its subsidiaries and the consolidated VIEs. Goodwill is not amortized but is tested for impairment in accordance with ASC Subtopic 350-20 (“ASC 350-20”), Intangibles - Goodwill and Other: Goodwill on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The guidance provides option that the Company may first assess qualitative factors to determine whether it is necessary to perform quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. During the year ended 2025, the Company concluded that the carrying amounts of certain reporting unit exceeded its respective fair values and recorded impairment losses of RMB50,411. Considering the less than expected performance related to a certain micro-lending company acquired by the Group in 2017, the Company performed a quantitative impairment test on the reporting unit and provided a full impairment charge against the balance of goodwill. Consequently, as of December 31, 2025, the carrying value of the Group’s goodwill was RMB 79,759, in relation to the business combination as disclosed in Note 3.

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

Liability from quality assurance commitment represents the expected life time credit losses of the guarantee contract that are determined in accordance with ASC Topic 326, which are initially recorded separate from and in addition to deferred guarantee income at the amount equal to the expected lifetime credit losses of the underlying loans covered by the quality assurance obligation. The expected credit losses are determined based on historical default experience, known and inherent risks in the portfolio, current economic conditions and future macroeconomic forecasts as well as other factors surrounding the credit risk of borrowers. The liability is calculated at portfolio-level since the loan portfolio is typically of smaller balance homogenous loans and is collectively evaluated for impairment. Subsequent to initial recognition, the expected credit losses are adjusted for changes in expected lifetime credit losses. The initial recognition and adjustments made to liability from quality assurance commitment are recorded as provision for quality assurance commitment in the consolidated statement of comprehensive income. The table below sets forth the movement of deferred guarantee income and liability from quality assurance commitment for the years ended December 31, 2023, 2024 and 2025:

Deferred guarantee income:	For the years ended December 31,
	2023	2024	2025

Opening balance	1,805,164	1,882,036	1,515,950
Newly undertaken quality assurance obligations	4,555,867	4,719,210	3,727,988
Release of quality assurance obligations upon repayment	(4,478,995)	(5,085,296)	(4,124,934)
Ending balance	1,882,036	1,515,950	1,119,004

Liability from quality assurance commitment:	For the years ended December 31,
	2023	2024	2025

Opening balance	3,555,618	3,306,132	2,964,116
Provision for credit losses of quality assurance obligations	4,068,436	4,208,559	3,006,918
Payouts during the year	(11,440,275)	(11,035,006)	(7,735,108)
Recoveries during the year	7,122,353	6,484,431	4,338,916
Ending balance	3,306,132	2,964,116	2,574,842

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(s) Quality assurance obligations (continued)

As of December 31, 2025, the maximum potential future payments, including all principal and interests covered by the quality assurance obligations were RMB29,676,722.

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

The following table presents the Group’s quality assurance receivable as of December 31, 2024 and 2025:

	For the years ended December 31,
	2024	2025

Quality assurance receivable	2,066,540	1,896,659
Allowance for credit losses for quality assurance receivable	(426,949)	(581,475)
Quality assurance receivable, net	1,639,591	1,315,184

The Group evaluates expected credit losses of quality assurance receivable on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents quality assurance receivables based on type of borrowers and delinquency as of December 31, 2024 and 2025:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total quality assurance receivable
December 31, 2024
New borrowers	15,289	1,980	1,878	1,990	21,137	545,255	566,392
Repeat borrowers	44,905	10,349	10,177	10,422	75,853	1,424,295	1,500,148
Total	60,194	12,329	12,055	12,412	96,990	1,969,550	2,066,540

December 31, 2025
New borrowers	15,447	2,647	2,153	2,004	22,251	619,165	641,416
Repeat borrowers	48,351	11,554	9,395	8,372	77,672	1,177,571	1,255,243
Total	63,798	14,201	11,548	10,376	99,923	1,796,736	1,896,659

As the average tenor of loans facilitated on domestic and overseas platform are around 8.4 months and 90.9 days, respectively, substantially all of the quality assurance receivable balance as of December 31, 2025 are originated in 2025.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(s) Quality assurance obligations (continued)

The following table sets forth the movement in the allowance for credit losses for quality assurance receivable as of December 31, 2024 and 2025, respectively:

	For the years ended December 31,
	2023	2024	2025

Beginning balance	374,304	529,392	426,949
Provision for credit losses	354,366	378,695	455,466
Write-offs	(199,278)	(481,138)	(300,940)
Ending balance	529,392	426,949	581,475

(t) Bank borrowings and unsecured senior notes

Bank borrowings and unsecured senior notes are recognized initially at fair value, net of upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees. Convertible unsecured senior notes are accounted for in its entirety as liabilities, and the embedded conversion feature is not required to be accounted for separately under ASC 815. Upfront fees, debt discounts or premiums, debt issuance costs and other incidental fees are recorded as a reduction of the proceeds received and the related accretion is recorded as interest expense in the consolidated income statements over the estimated term of the facilities using the effective interest method.

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

Revenue recognition policies for each type of services under ASC Topic 606 are discussed as follows:

Revenue from Single Loans

In accordance with a series contracts entered into among the borrowers, institutional funding partners and the Group, the Group generally provides the following services to the borrowers and institutional funding partners:

●	The Group operates a platform that enables borrowers and institutional funding partners to exchange information;
●	The Group collects information from borrowers, conduct credit assessment and match borrowers with institutional funding partners;
●	Once borrowers and institutional funding partners are matched, the Group is responsible for collect and transfer funds between borrowers and institutional funding partners;
●	The Group will also provide institutional funding partners with collection services upon borrowers’ default;
●	On monthly basis, the borrowers are obligated to pay transaction service fee and quality assurance contribution/guarantee fee on top of the principle and interest payment. In the event of early prepayment, the service fee and quality assurance contribution are adjusted accordingly.

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

In addition to transaction service fee, the Group also receives fees on future events, such as collection fees. For loans with quality assurance obligation, as the quality assurance will compensate the institutional funding partners should the borrowers are delinquent, the collection fee is considered a variable consideration for the loan facilitation and post-facilitation performance obligations and therefore is included in the total transaction price which is allocated to these two performance obligations based on their relative standalone selling price. The collection fee is only probable of not reversing upon successful collection and as such is not included in the transaction price until then.

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

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(u) Revenue recognition (continued)

Other revenue

Other revenue primarily includes borrower referral fees and other valued-added services. The Group refers borrowers that do not meet the Group’s risk appetite to other lending platforms, and charges a referral fee based on the loan origination volume, cost per-click or other performance based criteria. Such fee is recognized as other revenue upon loan origination, each click or other performance obligation is satisfied.

Revenue disaggregation analysis

The following table sets forth the Group’s operating revenue from different service types:

	For the years ended December 31,
	2023		2024		2025
	With quality assurance obligation	Without quality assurance obligation	With quality assurance obligation	Without quality assurance obligation	With quality assurance obligation	Without quality assurance obligation

Loan facilitation service fees	4,187,976	332,528	3,951,236	743,144	3,601,135	1,575,322
Post-facilitation service fees	1,869,214	100,491	1,610,744	129,497	1,155,562	474,215
Other revenue
-borrowers referral fee	-	220,480	-	269,536	-	226,471
-others	101,293	207,089	115,538	307,054	101,930	973,455
	6,158,483	860,588	5,677,518	1,449,231	4,858,627	3,249,463

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

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(w) Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and online marketing promotion expenses. Advertising and online marketing expenses, amounting to approximately RMB1,871,392, RMB1,994,134 and RMB2,183,896 for the years ended December 31, 2023, 2024 and 2025, respectively, are charged to the consolidated statements of comprehensive income as incurred.

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

(aa) Leases

The Group determines if an arrangement is a lease or contains a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities, in the Group’s consolidated balance sheets. The Group does not have any finance leases for the years ended December 31, 2023, 2024 and 2025.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ab) Government grants and subsidy income

The Group receives government grants and subsidies in the PRC from various levels of local governments from time to time which are granted for general corporate purposes and to support its ongoing operations in the region. The grants are determined at the discretion of the relevant government authority and there are no restrictions on their use. The government subsidies are recorded as other income in the consolidated statement of comprehensive income in the period the cash is received. The government grants received by the Group amounting to RMB164,907, RMB150,685 and RMB118,141 for the years ended December 31, 2023, 2024 and 2025, respectively.

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

(ae) Segment reporting

The Group’s chief operating decision maker (CODM), the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Group as a whole and therefore, the Group only has one reportable segment at the consolidated level. Accordingly, the Group’s CODM uses consolidated net profit to measure segment profit or loss, allocate resources and assess performance. Significant segment expenses are the same as these presented under operating expenses in the consolidated statements of comprehensive income, and the difference between net revenue less the significant segment expenses and consolidated net profit are the other segment items. Most of the Group’s long-lived assets are located in the PRC and most of the Group’s revenues are derived from within the PRC. For geographic information, please refer to Note 22.

(af) Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in the treasury shares account in the consolidated balance sheets. At retirement, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital (up to the amount credited to the additional paid-in capital upon original issuance of the shares) and retained earnings. In the event that treasury shares are reissued at an amount different from the cost the Company paid to repurchase the treasury shares, the Company will recognize the difference in additional paid-in capital by using first-in, first-out method. The treasury shares account includes 283,820,445 and 333,628,335 ordinary shares mainly for the purpose of exercise of share-based compensation plans as of December 31, 2024 and 2025, respectively.

(ag) Statutory reserves

In accordance with the relevant regulations and their articles of association, subsidiaries of the Company incorporated in the PRC are required to allocate at least 10% of their after-tax profit determined based on the PRC accounting standards and regulations to the general reserve until such reserve has reached 50% of the relevant subsidiary’s registered capital. These reserves can only be used for specific purposes and are not transferable to the Company in the form of loans, advances or cash dividends. During the years ended December 31, 2023, 2024 and 2025, appropriations to the general reserve amounted to RMB64,071, RMB90,251 and RMB 189,589, respectively.

(ah) Recently issued accounting standards

Adoption of new accounting standards

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. ASU No. 2023-09 requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The guidance is effective for annual periods beginning after December 15, 2024 on a prospective basis. Early adoption is permitted. The Group adopted this guidance prospectively. Details of income tax disclosures are set out in Note 12.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

2. Summary of significant accounting policies (continued)

(ah) Recently issued accounting standards (continued)

New accounting standards not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt ASU No. 2024-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2024, the FASB issued ASU No. 2024-04, “Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments,” which clarifies the requirements for determining whether certain settlements of convertible debt instruments should be accounted for as an induced conversion. The amendments also clarify some specific applications of induced conversion guidance and that the guidance applies to a convertible debt instrument that is not currently convertible as long as it had a substantive conversion feature as of both its issuance date and the date the inducement offer is accepted. The new guidance is required to be applied either prospectively or retrospectively. The guidance is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted for all entities that have adopted the amendments in ASU No. 2020-06. The Group did not adopt ASU No. 2024-04 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In May 2025, the FASB issued ASU No. 2025-03, “Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity,” which requires an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a VIE that meets the definition of a business to consider specific factors to determine the accounting acquirer and removes the requirement that the primary beneficiary always is the acquirer for certain transactions. Under the amendments, acquisition transactions in which the legal acquiree is a VIE will, in more instances, result in the same accounting outcomes as economically similar transactions in which the legal acquiree is a voting interest entity. The amendments do not change the accounting for a transaction determined to be a reverse acquisition or a transaction in which the legal acquirer is not a business and is determined to be the accounting acquiree. The new guidance is required to be applied prospectively to any acquisition transaction that occurs after the initial application date. The guidance is effective for annual reporting periods beginning after December 15, 2026, including interim periods within those fiscal years. The Group does not expect to adopt ASU No. 2025-03 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In July 2025, the FASB issued ASU No. 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. The amendments provide an optional practical expedient for estimating future credit losses based on current conditions as of the balance sheet date and assuming those conditions do not change over the remaining life of the accounts receivable. The guidance is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, on a prospective basis. Early adoption is permitted. The Group did not adopt ASU No. 2025-05 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In November 2025, the FASB issued ASU No. 2025-08, “Financial Instruments—Credit Losses (Topic 326): Purchased Loans”. The amendments expand the population of acquired financial assets subject to the gross-up approach in Topic 326. Loans (excluding credit cards) acquired without credit deterioration and deemed “seasoned” are purchased seasoned loans and accounted for using the gross-up approach at acquisition. The guidance is effective for all entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, on a prospective basis. Early adoption is permitted. The Group does not expect to adopt ASU No. 2025-08 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-10, “Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities”. The guidance provides recognition, measurement, and presentation guidance, as well as additional disclosure requirements, for government grants. The guidance is effective for annual reporting periods beginning after December 15, 2028, including interim periods within those fiscal years. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group does not expect to adopt ASU No. 2025-10 early and is currently evaluating the impact of adopting this standard on its consolidated financial statements.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

3. Business Combination

In 2024 and 2025, the Group entered into share purchase agreements to purchase equity interest in several entities, of which major ones are described as follows. In accordance with ASC 805, the acquisition of those entities had been accounted for as a business combination. The Group has consolidated all of the relevant entities since their respective acquisition dates, and has incorporated the results of operations since the acquisition dates in the Group’s consolidated financial statements.

Acquisition of Yonghui Yunjin

In June 2024, the Group purchased 65% of the common shares of Yonghui Yunjin Technology Co., Ltd. and two of its wholly-owned subsidiaries, Chongqing Yonghui Small Loan Co., Ltd. (“Yonghui Small Loan”) and Yonghui Qinghe Commercial Factoring (Chongqing) Co., Ltd. (“Yonghui Qinghe”) (together as “Yonghui Yunjin”) for a total cash consideration of RMB382.8 million.

Acquisition of PIF

In 2024, the Group, through one of its subsidiaries, entered into a deal to purchase common shares of PT Pratama Interdana Finance (“PIF”). As of December 31, 2024, the Group paid cash consideration of IDR197.2 billion (around RMB89.4 million) and is entitled to 83.75% of interest in PIF.

The allocation of the purchase price in aggregate is as follows:

	As of acquisition date	Amortization years
	RMB

Identifiable assets acquired
Identifiable intangible asset*	38,606	Indefinite
Cash	552,685
Deferred tax asset	26,237
Other asset	104,896
Identifiable liabilities assumed
Deferred tax liability	(8,940)
Other liability	(14,425)
Non-controlling interest	(222,941)
Total purchase price	476,118

*	The intangible asset refers to the Micro-Lending License of Yonghui Small Loan and the Multi-finance License of PIF that qualify the “contractual-legal” criterion. They are recognized at fair value.

In September 2025, the Group additional acquired the 6.905% of the equity interests in Yonghui Yunjin with a total cash consideration of approximately RMB 41.5 million.

In December 2025, the Group additional acquired the remaining 16.25% of the equity interests in PIF with a total cash consideration of approximately RMB 12.3 million.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

3. Business Combination (Continued)

Acquisition of Fundo

In July 2025, the Group acquired a 40% equity interest in Fundo Loans Pty Ltd (“Fundo”) with a cash consideration of AUD16.0 million (around RMB74.8 million). The 40% equity interest held in Fundo was accounted for under the equity method as the Group has the ability to exercise significant influence but does not have control.

In October 2025, the Group acquired 100% equity interests of Fundo by purchasing the remaining 60% interest with a cash consideration of AUD33.1 million (around RMB159.9 million). Upon the consummation of the acquisition, the Group effectively controls Fundo. Therefore, the financial statements of Fundo have been consolidated into the Group’s consolidated financial statements from the date control was obtained.

The Group accounted for the step acquisition using the acquisition method of accounting. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition and acquisition date fair value of previously held equity interest in Fundo over (ii) the fair value of the identifiable net assets of Fundo is recorded as goodwill which was attributed to expected synergies arising from the acquisition. The allocation of the purchase price as of the date of acquisition is summarized as follows:

	As of acquisition date	Amortization years
	RMB
Identifiable assets acquired
Identifiable intangible asset*	123,450	Indefinite
Fair value adjustment of property, equipment and software	16,811
Cash	17,564
Goodwill	79,759
Other assets	141,537
Identifiable liabilities assumed
Deferred tax liability	(42,078)
Other liabilities	(105,648)
Total purchase price is comprised of:	231,395
- cash consideration	159,861
- fair value of previously held equity interests	71,534

*	The intangible asset refers to the Australian Credit License of Fundo that qualify the “contractual-legal” criterion. It is recognized at fair value.

Other than the acquisition disclosed above, none of other acquisition occurred during the periods presented was material to our business or financial results. Other immaterial acquisitions in 2023, 2024 and 2025 with total consideration of nil, RMB4.0 million and nil were immaterial that resulted in no recorded goodwill and recorded intangible assets of nil, RMB5.1 million and nil respectively.

Pro forma results of operations for all the acquisitions have not been presented because they were not material to the consolidated statements of operations and comprehensive income for the years ended December 31, 2023, 2024 and 2025, either individually or in aggregate.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

4. Loans receivable, net

Loans receivable originated and retained by the Group consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB

Loans	4,384,088	7,016,524
Credit loss allowance for loans receivable	(226,467)	(544,905)
Loans receivable, net	4,157,621	6,471,619

As of December 31, 2024 and 2025, the entire loans receivable balance represents the outstanding loans made to the borrowers from consolidated trusts and subsidiaries of the Group. As part of the Group’s efforts to develop new product offerings, a series of trusts were established and administrated by third-party trust companies. These trusts make loans solely to borrowers referred by the Group to provide returns to the trust beneficiaries. As such, the Group has power to direct the activities of the trusts. In addition, the Group has the obligation to absorb losses or the right to receive residual benefits from certain trusts that could potentially be significant to these trusts. As a result, the Group is considered the primary beneficiary of the trusts and their assets, liabilities, results of operations and cash flows are consolidated accordingly.

The following table sets forth the activity in the allowance for loan losses for the years ended December 31, 2023, 2024 and 2025.

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Beginning balance	294,355	214,550	226,467
Impact of business combination	-	-	7,152
Provision for loans receivable	586,843	320,013	637,700
Current period write off	(666,648)	(308,096)	(326,414)
Ending balance	214,550	226,467	544,905

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

4. Loans receivable, net (continued)

The Group evaluates expected credit losses of loans receivable on a collective basis based on the type of borrowers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio. The following table presents loans receivable based on type of borrowers and delinquency as of December 31, 2024 and December 31, 2025:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total loans receivable
December 31, 2024
New borrowers	23,755	1,422	1,501	1,427	28,105	537,047	565,152
Repeat borrowers	54,461	4,645	3,687	3,702	66,495	3,752,441	3,818,936
Total	78,216	6,067	5,188	5,129	94,600	4,289,488	4,384,088

December 31, 2025
New borrowers	112,984	19,557	16,339	12,524	161,404	1,612,205	1,773,609
Repeat borrowers	312,203	73,312	59,903	45,072	490,490	4,752,425	5,242,915
Total	425,187	92,869	76,242	57,596	651,894	6,364,630	7,016,524

As the average tenor of loans facilitated on domestic and overseas platform are around 8.3 months and 91.0 days, respectively, substantially all of the loans receivable balance as of December 31, 2025 are originated in 2025.

As of December 31, 2024 and 2025, loans receivable amounting to RMB16,384 and RMB226,707 were past due for 90 days or more with no interest accrued. Interest income for non-accrual loans receivable is recognized on a cash basis. For the years ended December 31, 2023, 2024 and 2025, interest income earned from non-accrual loans receivable were not material.

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

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

5. Prepaid expenses and other assets

Receivables, prepayments and other assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB

Security deposits and other deposits[1]	848,495	649,704
Deductible value-added taxes	78,310	64,300
Prepaid online marketing expenses	12,417	17,207
Advances	93,190	110,674
Trust statutory deposits	46,488	105,319
Others	192,773	223,862
	1,271,673	1,171,066

1	Security deposits and other deposits primarily include security deposits and rental deposits. Security deposits were set aside as requested by certain institutional funding partners, held in deposit accounts with the institutional funding partners. As of December 31, 2024 and 2025, security deposits set aside by the Group amounted to RMB785,348 and RMB643,571 respectively.

6. Property, equipment and software, net

Property, equipment and software, net consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB

Computer and electronic equipment	314,619	326,220
Office building[2]	483,817	483,817
Office building improvement	-	11,258
Office furniture and equipment	29,027	29,408
Leasehold improvement	33,708	9,625
Software	78,011	135,882
Total	939,182	996,210
Less: Accumulated depreciation and amortization[1]	(315,390)	(354,894)
Property, equipment and software, net	623,792	641,316

1	Depreciation and amortization expenses for the years ended December 31, 2023, 2024 and 2025 was RMB22,515, RMB69,491 and RMB 66,484 respectively.

2	The Company purchased the building of the Group’s principle executive offices in Shanghai, the People’s Republic of China in 2024.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

7. Intangible assets

Intangible assets consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB

Micro-Lending Licenses	77,760	88,360
Insurance Brokerage License	34,667	34,667
Multi-finance License	19,490	18,653
Collection License	5,116	5,116
Factoring License	265	265
Australian Credit License[1]	-	123,450
Total	137,298	270,511
Less: impairment	-	(265)
Intangible assets	137,298	270,246

1	Australian Credit License was acquired through the Group’s acquisition with Fundo (Note 3).

8. Accounts receivable and contract assets

The following table presents the accounts receivable and contract assets as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025
	RMB	RMB

Accounts receivable and contract assets	2,696,147	2,369,401
Credit loss allowance for accounts receivable and contract assets	(290,267)	(340,816)
Accounts receivable and contract assets, net	2,405,880	2,028,585

The Group evaluates expected credit losses of accounts receivable and contract assets on a collective basis based on the type of customers and delinquency pattern. Credit quality indicators are updated quarterly, and the credit quality of any given customer may change during the life of the portfolio. The following table presents accounts receivable and contract assets based on type of customers and delinquency as of December 31, 2024 and 2025:

	1-89 days past due	90-119 days past due	120-149 days past due	150-179 days past due	Total past due	Current	Total accounts receivable and contract assets
December 31,2024
New borrowers	14,634	2,221	2,027	2,013	20,895	255,828	276,723
Repeat borrowers	59,548	13,705	13,259	13,479	99,991	1,695,512	1,795,503
Institutions	-	-	-	-	-	623,921	623,921
Total	74,182	15,926	15,286	15,492	120,886	2,575,261	2,696,147

December 31,2025
New borrowers	13,134	2,884	2,612	2,613	21,243	144,674	165,917
Repeat borrowers	73,654	16,643	14,117	12,742	117,156	998,304	1,115,460
Institutions	-	-	-	-	-	1,088,024	1,088,024
Total	86,788	19,527	16,729	15,355	138,399	2,231,002	2,369,401

As the average tenor of loans facilitated on domestic and overseas platform are around 8.8 months and 91.2 days, respectively, substantially all of the accounts receivable and contract assets balance as of December 31, 2025 are originated in 2025.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

8. Accounts receivable and contract assets (continued)

As disclosed in note 2(k), the Group writes-off the domestic and overseas accounts receivable and contract assets and the related allowance when the accounts receivables and contract assets are delinquent for 180 days or more and 30 days or more, respectively.

The following table sets forth the movement of credit loss allowance for accounts receivable and contract assets for the years ended December 31, 2023, 2024 and 2025, respectively:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Beginning balance	496,918	310,394	290,267
Provision for accounts receivable and contract assets	253,948	317,049	425,966
Current period write-off	(440,472)	(337,176)	(375,417)
Ending balance	310,394	290,267	340,816

9. Employee benefits

The full time employees of the Group are entitled to staff welfare benefits, including medical insurance, basic pensions, unemployment insurance, work injury insurance, maternity insurance and housing funds. The Group is required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations and to make contribution to the state-sponsored pension and medical plans. The total amounts charged to the consolidated statements of comprehensive income for such employee benefits amounted to approximately RMB199,002, RMB224,170 and RMB235,155 for the years ended December 31, 2023, 2024 and 2025, respectively.

10. Accrued expenses and other liabilities

Accrued expenses and other liabilities consist of the following:

	As of December 31,
	2024	2025
	RMB	RMB

Funds payable to institutional funding partners[1]	504,353	492,479
Accrued marketing expense	312,749	345,245
Accrued credit reference expense	67,146	90,805
Accrued collection service fee	41,975	69,836
Accrued technical services expense	43,697	44,383
Accrued payment channel expenses	35,426	26,167
Accrued professional service fee	37,527	55,943
Payable to platform users	111,409	142,628
Others	77,588	162,045
	1,231,870	1,429,531

1	The balance of payable mainly includes funds received from borrowers but not yet transferred to the institutional funding partners due to the settlement time lag.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

11. Related party balances and transactions

The Group conducts transactions with multiple related parties, and only amounts and balances of major transactions are shown below:

Amounts incurred by the Group

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Smart Frontier[1]
Operation and support services expenses	-	-	29,928

Amounts due to related parties

	As of December 31,
	2024	2025
	RMB	RMB

PPcredit[2]	6	-
Gouya[3]	124	124
Smart Frontier	-	5,685
Halodo[4]	13,184	12,891
Total	13,314	18,700

Amounts due from related parties

	As of December 31,
	2024	2025
	RMB	RMB

PPcredit[2]	444	-
Halodo[4]	16,755	16,382
Fuzhou Rongheng[5]	508	-
Smart Frontier	-	20,343
Total	17,707	36,725

1 Smart Frontier (Shanghai) Technology Co., Ltd. (“Smart Frontier”) is an equity method investee of the Group. The subsidiaries of Smart Frontier provide operation and support services to the Group.

2 PPcredit Data Service (Shanghai) Co., Ltd. (“PPcredit”) was founded in April 2016 by the founders of the Group to provide data collection services. The Group mainly uses PPcredit as a data provider since PPcredit was established. The price for the service is determined based on the price charged by other market participants.

3 Shanghai Gouya Technology Co., Ltd. (“Gouya”) was founded in November 2020 by the founders of the Group to provide smart vending machine services. In August 2023, the Group disposed of 70% of the interest it held in Gouya and Gouya became one of the related parties of the Group thereof.

4 Halodo Limited (“Halodo”) was founded in 2019 as a holding company within the Group. In September 2024, the Group disposed of 100% of the interest in Halodo but still holds significant influence over its management and operating policies and Halodo became one of the related parties of the Group thereof.

5 Fuzhou Rongheng Information Technology Co., Ltd. (“Fuzhou Rongheng”) was founded in July 2023 to provide mediation service. In January 2024, the Group, through one of its subsidiaries, purchased 40% of the interest in Fuzhou Rongheng and Fuzhou Rongheng became one of the related parties of the Group thereof.

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

Indonesia

Based on Income Tax Law of Indonesia, the subsidiaries incorporated in the Indonesia are subject to income tax of 22% for domestic operations in general and 11% for business entities with gross revenue below IDR 4.8 billion. The effective tax rate will be applied on a proportional basis if gross income is above IDR4.8 billion and below IDR50 billion.

Philippines

Under Philippines CREATE Law act of 2020, the subsidiaries incorporated in the Philippines are subject to income tax of 25% for domestic corporations in general and 20% for corporations with net taxable income not exceeding PHP5,000,000 and total assets excluding land not exceeding PHP100,000,000.

The PRC

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008. On April 14, 2008, relevant governmental regulatory authorities released qualification criteria, application procedures and assessment processes for “high and new technology enterprises” (“HNTE”), which will be entitled to a favorable statutory tax rate of 15%. An enterprise’s qualification as a HNTE is reassessed by the relevant PRC governmental authorities every three years. In December 2024, Shanghai Shanghu was qualified as HNTE and was entitled to a preferential income tax rate of 15% from 2024 to 2026. In November 2023, Hainan Shanghu was qualified as HNTE and was entitled to a preferential income tax rate of 15% from 2023 to 2025. In December 2025, Shanghai Gami Technology Co., Ltd. (“Shanghai Gami”) was qualified as HNTE and was entitled to a preferential income tax rate of 15% from 2025 to 2027. In July 2023, Hainan Shenxin was recognized as Hainan encouraged industrial enterprise and was entitled to a preferential income tax rate of 15%. In 2025, tax benefit for Hainan Shenxin expired and the income tax rate reverted to 25%.

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

Starting from 2020, the Company decided to remit certain percentage of the annual profits of its PRC subsidiaries to their overseas parent company for dividend distribution purposes. As of December 31, 2025, the Company recognized the withholding tax at 10%. The Group accrued RMB7 million and RMB65 million withholding tax liabilities in 2024 and 2025, respectively. As of December 31, 2024 and 2025, apart from the subsidiaries mentioned above, no deferred tax liabilities were provided for the accumulated undistributed profits of PRC subsidiaries, respectively. The Group still intends to indefinitely reinvest these remaining undistributed earnings in its PRC subsidiaries.

The Group has not accrued any tax for the outside basis difference represented by the accumulated undistributed profits of the consolidated VIEs, which amounted to RMB5,687 million at December 31, 2025 as, after review, it was determined that relevant tax laws and regulations provide for tax-free transfer of such amounts to the Group’s PRC subsidiaries.

Composition of income tax expenses

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive income during the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Current income tax expenses	991,644	1,179,042	784,463
Deferred income tax expense	(596,544)	(721,637)	(228,220)
Total	395,100	457,405	556,243

Reconciliation of the differences between statutory tax rate and the effective tax rate

The Group did not identify significant unrecognized tax benefits for the years ended December 31, 2023, 2024 and 2025 and does not anticipate any significant change in unrecognized tax benefits within 12 months from December 31, 2025.

The following table sets forth reconciliation between the computed expected tax expenses (benefit) rate and the effective income tax rate for the years ended December 31, 2024 and 2023.

	For the years ended December 31,
	2023	2024
	RMB	RMB

Statutory tax rate[1]	25%	25%
Research and development tax credit	(2)%	(2)%
Effect of tax holiday	(13)%	(9)%
Change in valuation allowance	(1)%	0%
Non-deductible expenses	1%	2%
Withholding tax	4%	0%
Effective income tax rate	14%	16%

1	The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

12. Taxation (continued)

In accordance with the updated requirements of ASU No. 2023-09 for the year ended December 31, 2025, a reconciliation between the statutory rate and the Group’s effective tax rate is as follows:

	For the year ended December 31,2025
	Amount	Percent

Statutory tax rate[1]	775,361	25.0%
Foreign Tax Effects
Indonesia
Statutory tax rate difference between Indonesia and Chinese mainland	(10,447)	(0.2)%
Change in valuation allowance	2,640	0.1%
Hong Kong
Statutory tax rate difference between Hong Kong and Chinese mainland	22,563	0.7%
Change in valuation allowance	10,633	0.3%
Cayman Islands
Statutory tax rate difference between Cayman and Chinese mainland	(57,443)	(1.9)%
Other foreign jurisdictions	(1,371)	(0.0)%
Change in valuation allowance	(25,645)	(0.8)%
Nontaxable or nondeductible items	46,841	1.5%
Other reconciling items
Research and development tax credit	(50,921)	(1.7)%
Effect of tax holiday	(265,448)	(8.6)%
Withholding tax	84,662	2.7%
Others	24,818	0.8%
Effective income tax rate	556,243	17.9%

1	The PRC statutory income tax rate is used for the reconciliation as the majority of the Group’s operations are based in the PRC.

In 2025, the Group paid RMB1,246.0 million, RMB88.5 million and RMB14.9 million in income taxes (net of refunds received) in the Chinese mainland, Philippines and other countries.

The aggregate amount and per share effect of the tax holidays are as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Tax holiday effect	356,159	259,755	265,448
Net profit per share effect
- Basic	0.27	0.20	0.21
- Diluted	0.26	0.20	0.20

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

12. Taxation (continued)

Deferred tax assets

The following table sets forth the significant components of the deferred tax assets:

	As of December 31,
	2024	2025
	RMB	RMB

Deferred tax assets:
Timing difference in revenue recognition	2,375,253	3,345,949
Provision for accounts receivable and contract assets and loans receivable	330,493	75,036
Accumulated tax losses-carry forward	179,809	155,457
Payroll and welfare payable and other temporary differences	69,024	114,981
Quality assurance obligations	126,706	173,337
Less: Valuation allowance	(75,810)	(63,439)
Total deferred tax assets	3,005,475	3,801,321

Deferred tax liabilities:
Intangible assets arisen from business combination and asset acquisition	(33,520)	(73,205)
Fair value adjustment to assets and liabilities during business combination and asset acquisition	-	(5,043)
Timing difference in revenue recognition	(140,144)	(244,834)
Quality assurance obligations	(395,868)	(748,066)
Fair value changes and other temporary difference	(35,949)	(19,541)
Unrealized gain in consolidated trusts	(110,783)	(173,470)
Withholding tax for undistributed earnings	(266,559)	(331,647)
Total deferred tax liabilities	(982,823)	(1,595,806)

Movement of valuation allowances

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

At beginning of year	115,754	94,926	75,810
Current year additions	44,113	34,490	17,964
Current year reversals	(64,941)	(53,606)	(30,335)
At end of year	94,926	75,810	63,439

Valuation allowances have been provided on deferred tax assets due to the uncertainty surrounding their realization. As of December 31, 2024 and 2025, valuation allowances on deferred tax assets mainly arising from tax loss carry forwards were provided because it was more likely than not that the Group will not be able to utilize tax loss carry forwards and certain deductible expenses generated by certain unprofitable subsidiaries.

As of December 31, 2025, total tax loss carry forwards of the Company’s subsidiaries in the PRC of approximately RMB512,507 will expire if not used between 2026 and 2030. The applicable carry-forward limitation period is 5 years under the PRC EIT law.

Uncertain tax positions

The Group evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any significant unrecognized uncertain tax positions.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

13. Ordinary shares and treasury stock

FinVolution Group adopted a dual class share structure. For the years ended December 31, 2023, 2024 and 2025, the Company repurchased 107,601,530, 88,949,555 and 72,918,190 Class A ordinary shares on the open market for an aggregate cash consideration of US$97.9 million (RMB691.5 million), US$90.6 million (RMB643.2 million) and US$107.2 million (RMB767.0 million). The weighted average price of these shares repurchased were US$0.91, US$1.02 and US$1.47 per share. These issued and repurchased shares are considered not outstanding and therefore were accounted for under the cost method and includes such treasury stock as a component of the shareholder’s equity.

For the years ended December 31, 2023, 2024 and 2025, certain Class B ordinary shareholders sold nil, 2,500,000 and nil Class B ordinary shares on the open market which were automatically transferred into Class A ordinary shares upon completion of the transactions.

As of December 31, 2025, 1,550,071,169 ordinary shares have been issued at par value of US$0.00001, including (i) 983,371,169 Class A ordinary shares and (ii) 566,700,000 Class B ordinary shares.

14. Share-based compensation

The Group recognizes share-based compensation, net of estimated forfeitures, on a straight line basis over the vesting term of the awards. All the share-based awards granted by the Group are service conditions only. There was no income tax benefit recognized on the consolidated statements of comprehensive income for share-based compensation and the Group did not capitalize any of the share-based compensation as part of the cost of any asset in the years ended December 31, 2023, 2024 and 2025.

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

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

14. Share-based compensation (continued)

Share Options

The following table sets forth the stock option shares activities under all the option plans for the years ended December 31, 2023, 2024 and 2025:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$		US$

Outstanding at December 31, 2023	7,898,740	0.7983	2.90	1,782
Expired	(125,000)	1.4000	-	-
Exercised	(2,679,140)	0.6201	-	-
Outstanding at December 31, 2024	5,094,600	0.8773	2.83	1,942
Exercised	(1,236,150)	1.1372
Outstanding at December 31, 2025	3,858,450	0.7940	2.28	995
Vested and expected to vest at December 31, 2025	3,858,450	0.7940	2.28	995
Exercisable as of December 31, 2025	1,286,150	0.7940	2.28	332

For the years ended December 31, 2023, 2024 and 2025, total share-based compensation expenses recognized related to the share options were RMB2,889, RMB2,894 and RMB3,311, respectively. As of December 31, 2025, the unrecognized compensation cost was RMB4,346. These amounts are expected to be recognized over a weighted average period of 1.92 years. Total compensation cost may be adjusted for future changes in estimated forfeitures.

The aggregate intrinsic value as of December 31, 2023, 2024 and 2025 is calculated as the difference between the exercise prices of the options and the per-share market price.

The weighted average grant-date per-share fair value of options granted during the years ended December 31, 2023, 2024 and 2025 was US$0.37, nil and nil, respectively.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

14. Share-based compensation (continued)

RSUs

The following table sets forth the Company’s RSUs activities under all incentive plans for the years ended December 31, 2023, 2024 and 2025:

	Number of RSUs	Weighted- average grant date fair value
		US$

Unvested at December 31, 2023	68,194,310	0.7724
Granted	39,910,390	1.0244
Vested	(26,126,200)	0.6618
Canceled/Forfeited	(6,633,360)	0.7744
Unvested at December 31, 2024	75,345,140	0.9374
Granted	13,557,410	1.6210
Vested	(21,874,150)	0.9337
Canceled/Forfeited	(2,119,440)	1.0367
Unvested at December 31, 2025	64,908,960	1.0782

Total share-based compensation cost for the RSUs amounted to RMB113,518 , RMB141,158 and RMB145,734 for the years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, there was RMB323,259 unrecognized compensation cost, net of estimated forfeitures, related to unvested restricted shares, which are to be recognized over a weighted average vesting period of 3.26 years. Total unrecognized compensation cost may be adjusted for future changes in estimated forfeitures. The Company determined the fair value of RSUs based on its stock price on the date of grant.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

15. Net profit per share

Basic net profit per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net profit per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the period.

Basic net profit per share and diluted net profit per share have been calculated in accordance with ASC Topic 260 on computation of earnings per share for the years ended December 31, 2023, 2024 and 2025 as follows:

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

Basic net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	2,340,835	2,383,146	2,542,405
Denominator:
Weighted average number of ordinary shares outstanding—basic	1,374,713,018	1,287,853,207	1,259,849,521
Net profit per share attributable to FinVolution Group’s ordinary shareholders —basic	1.70	1.85	2.02

Diluted net profit per share calculation:
Numerator:
Net profit attributable to FinVolution Group’s ordinary shareholders	2,340,835	2,383,146	2,542,405
Interest expense attributable to convertible senior notes	-	-	17,453
Net profit attributable to FinVolution Group’s ordinary shareholders —diluted	2,340,835	2,383,146	2,559,858

Denominator:
Weighted average number of ordinary shares outstanding—basic	1,374,713,018	1,287,853,207	1,259,849,521
Ordinary shares issuable upon the exercise of outstanding stock options using the treasury stock method	1,395,803	814,226	1,444,254
Ordinary shares issuable upon the vesting of outstanding RSUs using the treasury stock method	26,838,740	31,562,059	41,357,563
Ordinary shares issuable upon convertible senior notes using the if-converted method	-	-	31,586,647
Weighted average number of ordinary shares outstanding—diluted	1,402,947,561	1,320,229,492	1,334,237,985
Net profit per share attributable to FinVolution Group’s ordinary shareholders —diluted	1.67	1.81	1.92

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

16. Leases

The Group leases facilities under non-cancellable operating leases expiring on different dates. The terms of substantially all of these leases are four years or less. When determining the lease term, the Group includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option, if any. All of the Group’s leases qualify as operating leases. With the adoption of the new leasing standard, the Group has recorded a right-of-use asset and corresponding lease liability, by calculating the present value of future lease payments, discounted at additional borrowing rate.

(a) The following table sets forth the breakdown of leasing expenses：

	For the years ended December 31,
	2024	2025
	RMB	RMB

Lease cost:
Amortization of right-of-use assets	12,646	18,532
Interest of lease liabilities	1,263	2,334
Expenses for short-term leases within 12 months	3,753	2,581
Total lease cost	17,662	23,447

(b) The following table sets forth the supplemental cash flow information related to leases:

	For the years ended December 31,
	2024	2025
	RMB	RMB

Other information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating lease payments	22,908	24,126

(c) The following table sets forth the weighted-average remaining lease term and discount rate:

	As of December 31,
	2024	2025

Weighted-average remaining lease term
Operating leases	1.71 years	2.14 years
Weighted-average discount rate
Operating leases	4.99%	6.03%

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

16. Leases (continued)

(d) The following table sets forth the movement of right of use assets for the years ended December 31, 2024 and 2025:

	For the years ended December 31,
	2024	2025
	RMB	RMB

Beginning balance	38,110	36,826
Recognition of additional leasing contract	20,467	39,873
De-recognition of leasing contract	(9,312)	(6,331)
Amortization of right of use assets	(12,646)	(18,532)
Business combination	207	184
Ending balance	36,826	52,020

(e) The following table sets forth the movement of leasing liabilities for the years ended December 31, 2024 and 2025:

	For the years ended December 31,
	2024	2025
	RMB	RMB

Beginning balance	35,878	28,765
Recognition of additional leasing contract	20,467	39,873
De-recognition of leasing contract	(6,015)	(2,378)
Interest of lease liabilities	1,263	2,334
Leasing payment	(22,908)	(24,126)
Business combination	80	243
Ending balance	28,765	44,711

(f) The following table sets forth the maturities of lease liabilities：

As of
December 31, 2025
RMB

2026	31,416
2027	10,760
2028	3,752
2029	2,471
2030	1,449
Total undiscounted lease payments	49,848
Less: Imputed interest	(5,137)
Total lease liabilities	44,711

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

17. Bank Borrowings

The following table presents bank borrowings as of December 31, 2024 and 2025:

	As of December 31,
	2024	2025

Current portion:
Short-term borrowings[1]	5,594	170,408
Non-current portion:
Long-term borrowings[2]	-	89,590

1	As of December 31, 2024 and 2025, the Group had short-term borrowings primarily from banks with terms within one year and charged interest rates were 9% per annum for 2024 and ranged from 9% to 13% per annum for 2025. As of December 31, 2024 and 2025, the weighted average interest rate of these borrowings was 9% and 12% per annum, respectively. The borrowings are denominated in IDR and PHP.

2	As of December 31, 2025, the Group had a long-term borrowing from a financial institution assumed from the business combination with Fundo (Note 3). The interest rates were 13.04% per annum per annum for 2025. The borrowings are primarily denominated in AUD.

As of December 31, 2025, the loan is repayable in 36 months following the date of the first advance. The principal amount of RMB89.6 million is due for repayment on April 24, 2028.

18. Convertible senior notes

On June 19, 2025, the Group issued convertible senior notes for an aggregate principal amount of US$ 150 million due on July 1, 2030 unless earlier converted, redeemed or repurchased (the “2030 Note”). The 2030 Notes are senior, unsecured obligations of the Group and bear interest at a rate of 2.50% per year, payable semi-annually in arrears on January 1 and July 1 of each year, beginning on January 1, 2026. The initial conversion rate of the 2030 Notes is 80.8865 ADSs per US$1,000 principal amount of the Notes, which is equivalent to an initial conversion price of approximately US$12.36 per ADS.

Each holder of the 2030 Notes has a right at such holder’s option to require the Company to repurchase cash all or any portion of the principal that is equal to US$1,000 or a multiple of US$1,000, on July 3, 2028 (the “Repurchase Date”). In addition, if a fundamental change occurs, each holder has a right at such holder’s option to require the Company to repurchase for cash all or any portion of such holder’s 2030 Notes. The Company believes that the likelihood of occurrence of the fundamental change is remote.

The 2030 Notes are generally not redeemable prior to the maturity date on July 1, 2030, except that the Company may, at its option, redeem all but not part of the 2030 Notes if less than 10% of the aggregate principal amount of the Notes originally issued remains outstanding at such time or the Company has or will become obligated to pay holders additional amount due to certain changes in tax law of the relevant jurisdiction. As of December 31, 2025, there has been no such change in tax laws occurred.

The Company accounted for the 2030 Notes as a single instrument as a long-term debt measured at its amortized cost. The debt issuance cost of US$5.5 million was recorded as reduction to the long-term debts and are amortized as interest expense using the effective interest method.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

19. Commitments and contingencies

(a) Capital and other commitments

The Group was obligated to pay up to RMB59 million and RMB40 million for equity investments under various arrangements as of December 31, 2024 and 2025, respectively. The commitment balance as of December 31, 2024 and 2025 primarily includes the remaining committed capital of certain investment funds. The Group has also entered into business acquisition agreements under which the Group was obligated to pay up to RMB400 million and RMB59 million as of December 31, 2024 and 2025, respectively.

(b) Contingencies

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

i)	VIE Arrangements

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

The VIEs and their subsidiaries hold the licenses that are essential to the operation of the Group’s business. In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, the WOFE and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and will not result in any violation of PRC laws or regulations currently in effect; and (iii) the Group’s business operations are in compliance with existing PRC laws and regulations in all material respects. However, there are uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to its opinion. If the current ownership structure of the Company and its contractual arrangements with the VIEs were found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its ownership structure and operations in the PRC to comply with the changing and new PRC laws and regulations.

Under PRC Ministry of Commerce (“MOFCOM”) security review rules promulgated in September 2011, a national security review is required for certain mergers and acquisitions by foreign investors raising concerns regarding national defense and security. Foreign investors are prohibited from circumventing the national security review requirements by structuring transactions through proxies, trusts, indirect investment, leases, loans, control through contractual arrangements, or offshore transactions. Management, in conjunction with its PRC legal counsel, has concluded there is no need to submit the existing contractual arrangements with consolidated VIEs and its shareholders to the MOFCOM for national security review based upon analysis of the rules. However, there are uncertainties regarding the interpretation and application of the MOFCOM security review rules, and any new laws, rules, regulations or detailed implementation measures in any form relating to such rules. Therefore, the Company cannot be assured that the relevant PRC regulatory authorities, such as the MOFCOM, would not ultimately take a contrary view to the opinion of management and the Company’s PRC legal counsel. If the MOFCOM or other PRC regulatory authority determines that the Company needs to submit the existing contractual arrangements with the VIEs and its shareholders for national security review, the Company may face sanctions by the MOFCOM or other PRC regulatory authority, which may include, among others, requiring the Company to restructure its ownership structure, discontinuation or restriction of operations in the PRC, or invalidation of the agreements that the VIEs have entered into with the VIEs and its shareholders.

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

If the VIEs and their respective shareholders fail to perform their respective obligations under the current contractual arrangements, the Company may have to incur substantial costs and expend significant resources to enforce those arrangements and rely on legal remedies under PRC laws. Because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws, rules and regulations involve uncertainties. These uncertainties may impede the ability of the Company to enforce these contractual arrangements or suffer significant delay or other obstacles in the process of enforcing these contractual arrangements and may materially and adversely affect the results of operations and the financial position of the Company.

In the opinion of management, the likelihood of loss in respect of the Company’s contractual arrangements with the VIEs is remote.

ii)	VIE Enforceability

In the opinion of management and the Company’s PRC legal counsel, (i) the ownership structure of the Company, the WOFEs and the VIEs are in compliance with existing PRC laws and regulations; (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding and enforceable. However, uncertainties in the interpretation and enforcement of the PRC laws, regulations and policies could limit the Company’s ability to enforce these contractual arrangements. In addition, shareholders of certain VIEs are founders of the Group, who collectively controls more than 50% of total voting power. Therefore, the enforceability of the contractual agreements between VIEs and their shareholders depends on whether shareholders or their PRC holding entities will fulfill these contractual agreements. As a result, the Company may be unable to consolidate the VIEs and VIEs’ subsidiaries in the consolidated financial statements in the future.

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

20. Restricted net assets

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, the Company’s PRC subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. The statutory general reserve fund requires annual appropriations of 10% of net after-tax income prior to payment of any dividends. Furthermore, registered share capital and capital reserve accounts are also restricted from distribution. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries and affiliates are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB9,328,872 or 55.4% of the consolidated net assets of the Group as of December 31, 2025. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries and affiliates for working capital and other funding purposes, the Company may in the future require additional cash resources from its PRC subsidiaries and affiliates due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends or distributions to the Company’s shareholders. Furthermore, cash transfers from the Group’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily delay the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Group, or otherwise satisfy their foreign currency denominated obligations.

21. Condensed financial information of the parent company

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

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2025.

	As of December 31,
	2024	2025
	RMB	RMB	US$ Note2(e)

Assets
Cash and cash equivalents	76,052	97,932	14,004
Short-term investments	14,566	14,810	2,118
Prepaid expenses and other assets	34,812	7,267	1,041
Amounts due from Group companies	870,209	950,887	135,975
Amounts due from related parties	16,726	16,355	2,339
Investment in subsidiaries[1]	17,900,257	20,458,617	2,925,543
Total assets	18,912,622	21,545,868	3,081,020
Liabilities and Shareholders’ Equity
Accrued expenses and other liabilities	1,493	5,833	834
Convertible senior notes	-	1,019,266	145,753
Amounts due to Group companies	3,707,065	3,970,668	567,798
Total liabilities	3,708,558	4,995,767	714,385
Shareholders’ equity :
Class A ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2024 and 2025; 983,371,169 and 983,371,169 issued as of December 31, 2024 and 2025; 699,550,724 and 649,742,834 outstanding as of December 31, 2024 and 2025)	64	64	9
Class B ordinary shares (US$0.00001 par value; 10,000,000,000 shares authorized as of December 31, 2024 and 2025; 566,700,000 and 566,700,000 issued and outstanding as of December 31, 2024 and 2025)	39	39	6
Additional paid-in capital	5,815,437	5,908,586	844,917
Treasury stock (283,820,445 and 333,628,335 shares as of December 31, 2024 and 2025)	(1,765,542)	(2,465,259)	(352,527)
Statutory reserves	852,723	1,042,312	149,049
Accumulated other comprehensive income	92,626	13,027	1,863
Retained earnings	10,208,717	12,051,332	1,723,318
Total shareholders’ equity	15,204,064	16,550,101	2,366,635
Total liabilities and shareholders’ equity	18,912,622	21,545,868	3,081,020

1	The subsidiaries consolidate the VIEs and their subsidiaries (including the consolidated trusts).

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

21. Condensed financial information of the parent company (continued)

Statements of comprehensive income

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(e)

Operating expenses
General and administrative expenses	(19,446)	(11,636)	(12,708)	(1,817)
Profits from operations
Interest expenses	-	-	(17,453)	(2,496)
Other income, net	34,670	12,161	19,015	2,720
Income from subsidiaries	2,325,611	2,382,621	2,553,551	365,153
Net profit	2,340,835	2,383,146	2,542,405	363,560
Net profit attributable to ordinary shareholders	2,340,835	2,383,146	2,542,405	363,560

Statements of cash flows

	For the years ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$ Note 2(e)

Net cash provided by (used in) operating activities for Third-parties	9,545	(14,877)	17,407	2,489
Net cash provided by (used in) operating activities	9,545	(14,877)	17,407	2,489
Collection of loans from Group companies	32,913	251,998	20,892	2,988
Cash paid as loans extended to Group companies	(499,562)	(14,009)	(101,571)	(14,524)
Other investing activities	-	(14,379)	333	48
Net cash (used in) provided by investing activities	(466,649)	223,610	(80,346)	(11,488)
Repayment of loans to Group companies	(74,346)	(12,708)	(8,481)	(1,213)
Cash received as loans from Group companies	1,491,485	902,451	272,083	38,907
Other financing activities	(1,110,984)	(1,084,539)	(222,404)	(31,803)
Net cash provided by (used in) financing activities	306,155	(194,796)	41,198	5,891

FINVOLUTION GROUP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

22. Geographic information

The following table presents revenue by geographic area, the PRC, Indonesia, Philippines and all other countries, based on the geographic location for the years ended December 31, 2023, 2024 and 2025. No revenue resulting from an individual country other than the PRC and Indonesia accounted for more than 10% of revenue for the presented years.

	2023	2024	2025

Total Revenue
The PRC	10,410,574	10,533,327	10,238,018
Indonesia	1,885,586	1,887,770	2,039,063
Philippines	251,719	639,510	1,192,287
Others	(434)	5,217	100,115
	12,547,445	13,065,824	13,569,483

23. Subsequent events

On March 16, 2026, the Board of Directors of the Company unanimously approved a cash dividend of US$ 0.306 per ADS, and is expected to be distributed on or around May 7, 2026 to shareholders of record as of the close of business on April 16, 2026.

In March 2026, Indonesia’s antitrust agency, Komisi Pengawas Persaingan Usaha (“KPPU”), imposed administrative fines on 97 online lending firms operating in Indonesia, alleging violations of antitrust laws through alleged interest rate coordination. The Group’s operations conducted under the AdaKami brand in Indonesia were among the sanctioned entities and were fined an aggregate amount of IDR 102,300,000,000, approximately RMB41.7 million, in connection with the alleged coordination. On April 8, 2026, the Group has filed a formal appeal against the KPPU’s decision.

